Form 20-F
period 2002-12-31
OPTIBASE LTD
filed 2003-06-30
CIK 1077618

As filed with the Securities and Exchange Commission on June 30, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition period from ___________ to ___________

Commission File Number 333-11396

OPTIBASE LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972-9-970-9288
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

Ordinary Shares,
Nominal value NIS 0.13 per share
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of December 31, 2002, the period covered by the annual report: 12,341,388Ordinary Shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

               Item 17 ☐ Item 18 ☒

Currency of Presentation and Certain Defined Terms

          Unless the context otherwise requires, references herein to the “Company,” “Optibase,” “we,” “us” or “our” are to Optibase Ltd., a company organized under the laws of Israel, and its wholly-owned subsidiaries, Optibase, Inc., a Californian corporation and Optibase B.V. a company organized under the laws of Netherlands. In addition, reference to our financial statements are to our consolidated financial statements, except as the context otherwise requires.  References to “U.S.” or “United States” are to the United States of America, its territories and its possessions.

          We have registered “Optibase” and the accompanying design, “MPEG Organizer,” “Progression,” “VideoPlex” and “DVDFab!” as registered trademarks.  In addition, the names “MPEG MovieMaker 200,” “VideoPlex Xpress,” “VideoPlex Pro,” “MPEG MovieMaker,” “Videoplex,” “MPEG ComMotion,” “MPEG Composer,” “MPEGLAB” “VideoPump,” “MediaPump,” “Viewstore,” “Viewgraphics,” “DTV:Net” and “DTV:Com” are our trademarks.  This Annual Report also contains trademarks and trade names of other companies.

In this Annual Report, references to “$” or “Dollars” or “U.S. Dollars” are to the legal currency of the United States and references to “NIS” are to New Israeli Shekels, the legal currency of Israel.  The Company’s financial statements are presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.  Except as otherwise specified, financial information is presented in U.S. Dollars.  References to a particular “fiscal” year are to the Company’s fiscal year ended December 31 of such year.

Forward-Looking Statements May Prove Inaccurate

          IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.  THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS.  FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS REPORT.  READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF.  IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME. WE DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

          Not required.

Item 2. Offer Statistics and Expected Timetable

          Not required.

Item 3. Key Information

     3.A. Selected Financial Data.

          We derived the consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002, and consolidated balance sheet data as of December 31, 2001 and 2002 from the audited consolidated financial statements appearing elsewhere in this Annual Report.  These financial statements have been prepared in accordance with U.S. GAAP.  We derived the consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 from audited consolidated financial statements that are not included in this Annual Report, which statements have also been prepared in accordance with U.S. GAAP.  The selected financial data set forth below should be read in conjunction with Item 5--Operating and Financial Review and Prospects and the financial statements, including the notes thereto, included elsewhere in this Annual Report.

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(U.S. dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$20,399	$26,054	$30,699	$29,432	$20,424
Cost of revenues	8,680	11,119	13,100	15,016	10,266
Gross profit	11,719	14,935	17,599	14,416	10,158
Operating expenses:
Research and development, net	2,318	3,078	6,247	15,562	8,128
Selling and marketing, net	6,153	6,861	8,711	10,843	7,991
General and administrative	1,443	1,682	2,265	4,927	2,050
Impairment of acquired intangibles				20,933	6,791
Restructuring cost				2,064	505
In process research and development write off			14,430
Total operating expenses	9,914	11,621	31,653	54,329	25,465
Operating income (loss)	1,805	3,314	(14,054)	(39,913)	(15,307)
Other income (expenses), net	(203)	493	9	4	(14)
Financial income, net	18	547	5,083	875	3,713
Net income (loss) before tax	1,620	4,354	(8,962)	(39,034)	(11,608)
Provision for tax				67	124
Equity in loss of affiliate					(325)
Net income (loss) before cumulative effect of changes in accounting principle	1,620	4,354	(8,962)	(39,101)	(12,057)
Cumulative effect of changes in accounting principle					(854)
Net income (loss)	$1,620	$4,354	$(8,962)	$(39,101)	$(12,911)

Net income (loss) per share:
Basic	$0.42	$0.60	$(0.79)	$(3.24)	$(1.06)
Diluted	$0.26	$0.53	$(0.79)	$(3.24)	$(1.06)
Weighted average shares used in computing net earning (loss) per share (in thousands):
Basic	3,824	6,796	11,324	12,059	12,203
Diluted	6,199	8,207	11,324	12,059	12,203

	December 31,

	1998	1999	2000	2001	2002

	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$3,729	$22,596	$59,446	$42,989	$45,320
Working capital	5,018	25,385	56,885	45,126	45,231
Total assets	12,966	36,654	116,019	71,537	59,708
Long term loans and capital lease obligations, including current maturities	141		451	340	143
Total shareholders’ equity	$6,609	$27,115	$97,415	$60,259	$49,495

     3.B Capitalization and indebtedness

          Not required.

     3.C Reasons for the offer and use of proceeds

          Not required.

     3.D Risk Factors

          Our business operation is subject to various risks resulting from changing economic, political, industry, business and financial conditions.  In addition, this Annual Report contains various forward-looking statements that reflect our current views with respect to future events and financial results.  Below we attempt to identify and describe the principal uncertainties and risk factors that in our view at the present time may affect our financial condition, cash flows and results of operations and our forward-looking statements.  Readers are reminded that the uncertainties and risks identified below in this Annual Report do not purport to constitute a comprehensive list of all the uncertainties and risks, which may affect our business and the forward-looking statements in this Annual Report.  In addition, we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

          (a)     Risks Relating to Market, Our Financial Condition and Shareholdings

          We have a history of losses, have been operating at a loss since the quarter ending December 31, 2000 and we may not return to profitability in the future.  Since the quarter ended December 31, 2000, we have been operating at a loss and as a result have accumulated losses of $64.2 million as of December 31, 2002, $12.9 million of which was incurred in 2002. Given the market conditions, the weakness in the technology sector and the uncertainty regarding the demand for our products and our research and development and other expenses, we expect to operate at a loss in 2003. We may not be able to return to and sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks.  In order to return to and sustain profitability, we will need, among other matters, to aggressively expand markets for our new products while continuing to expand market share for our existing products.  We cannot assure you that we will be able to increase the sales of our products and revenues and return to profitability.

          The economic outlook may adversely affect the demand for our current products and the results of our operations.  The deterioration of the general economy in the U.S. and worldwide began in 2002 and continued through 2002, which has especially curtailed the business opportunities of technology companies.  Weak economic conditions have caused, and may continue to cause, reductions in spending in technology markets in general, including spending in digital video based products and services.  Consequently, there has been, and may continue to be, an adverse impact on the demand for our products and services, which has, and may continue to, adversely affect our sales and results of operations.  In addition, predictions regarding economic conditions have a low degree of certainty, and further predicting the effect of the changing economy is even more difficult.  We may not accurately gauge the effect of the general economy on our business.  As a result, we may not react to such changing conditions in a timely manner that may result in an adverse impact on our results of operations.  Any such adverse impact to the result of our operations from a changing economy may cause the price of our ordinary shares to decline further.

          The war in Iraq and the threat of terrorism worldwide are impacting the global economy. Combined with the political unrest in Israel, this could have a material adverse effect on our results of operations.  The war in Iraq, the threat of the use of weapons of mass destruction and global terrorism are impacting the global economy. The future course of the conflict in Iraq and its effect on the global economy and the technology industry cannot be predicted. In addition, since September 2000, the State of Israel and its inhabitants have been subjected to repeated terrorist attacks. The hostilities between the State of Israel and the Palestinians continued during the past year, with no end in sight to this intense conflict. This conflict can have both direct and indirect impacts on our business as a result of, among other things, military service obligations of our key employees, changes in monetary and fiscal policies or the willingness of customers outside Israel to buy our products, including demands for additional assurances concerning availability of our products.

          We have experienced significant fluctuations in our results of operations at times in the past and expect these fluctuations to continue. These fluctuations may result in volatility in our share price.  We have experienced at times in the past and may in the future experience, significant fluctuations in our quarterly and annual results.  Factors that may contribute to the fluctuations in our quarterly results of operations include:

•	the timing of purchases of our products by system integrators and other large customers;
•	the rate of acceptance of new products we introduce;
•	the loss of major customers;
•	product introductions and other actions taken by our competitors;
•	market acceptance of video-based Web services;
•	market acceptance of IP based video services;
•	changing networking standards in the digital video industry and our ability to anticipate and react to such changes in a timely manner;
•	changes in sales and distribution environments and costs;
•	fluctuations in manufacturing yields and delays in product shipments;
•	personnel changes;
•	changes in foreign exchange rates; and
•	general economic conditions, particularly in those countries or regions where we sell our products.

          Historically, the prices of video encoders and decoders and content authoring tools have decreased over the life of individual products, while the complexity of new product introductions has increased concurrently.  As a result, we have reduced prices for our products and we expect to reduce prices in the future.  In addition, we have increased research, development and marketing expenditures in response to competitive conditions and the development of new technologies and products, and we expect to increase such expenditures in the future.  Accordingly, investors should not rely on the results of any past periods as an indication of our future performance.  It is likely that in some future periods, as occurred in the second quarter of 2002, our operating results may be below expectations of public market analysts or investors.  If this occurs, our share price may drop.

          The trading price of our ordinary shares has been highly volatile, and may continue to fluctuate significantly due to factors beyond our control.  The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

•	the announcement of new products, services or service enhancements by us or our competitors;
•	quarterly variations in our or our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts;
•	perceptions of the digital media and networking industry’s relative strength or weakness;
•	developments in our industry and change in demand for our products; and
•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

          We expect this volatility to continue in the future.  In addition, any shortfall or changes in our revenues, gross margins, earnings or other financial results could cause the price of our ordinary shares to fluctuate significantly.  In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many technology companies and which may not be related to the operating performance of those companies.  Volatility in the price of stock of companies in the digital media and networking industry has been particularly high.  These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares.  In recent years, the trading price of our ordinary shares has been highly volatile.  From January 2002 through June 19, 2003, the price of our ordinary shares fell to a low of $1.4 from a high of $3.29.  The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

          We may in the future be the target of securities class action or other litigation, which could be costly and time consuming to defend.  In the past, following a period of volatility in the market price of a company’s securities, securities class action lawsuits have often been instituted against such companies.  We may in the future be the target of similar litigation.  If such a lawsuit were brought against us, regardless of its outcome, we would incur substantial costs and our management resources would be diverted in defending such litigation.

          We may not be able to raise additional financing for our future capital needs on favorable terms, or at all, which could limit our growth and increase our costs.  We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent, or provided to be paid, approximately $37 million in cash as a component of the consideration paid to acquire the core of Hi-TV in October 2000 and Viewgraphics in December 2000.  It is probable that we will need to raise additional capital in the future to continue our longer term expansion plans through acquisitions.  We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all.  This could inhibit our growth and increase our operating costs.

          Holders of our ordinary shares who are United States residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares.  For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, there is a substantial risk that we will be classified as a PFIC under a literal application of the asset test described above, which looks solely to the market value.  If we are to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

          Our officers, directors and affiliated entities own a large percentage of our ordinary shares and could significantly influence the outcome of actions.  Our executive officers, directors and entities affiliated with them, in the aggregate, beneficially own approximately 25.47% of our outstanding ordinary shares.  In this regard, Festin Management Corp., with which Tom Wyler, our Chief Executive Officer and Chairman of the Board, is affiliated, holds 25.06%; see Item 7A – major shareholders.  These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

          We do not intend to pay dividends.  We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

          (b)     Risks Relating to Our Business

          The market for our products is highly competitive, and we may lose sales to our competitors and be forced to lower the prices for our products, which may result in reduced revenues.  Competition in our industry is intense, and we expect competition to increase.  Demand for digital video products has grown rapidly over recent years, and, as a result, competition among providers of digital video products has substantially increased in the areas of digital video transmission and delivery and content creation.  To compete effectively, we must continue to respond promptly and effectively to changing customer preferences, feature and pricing requirements, technological change and competitors’ innovations.

          Our principal competitors in the digital video and streaming markets include VideoTele Inc., Tandberg Television ASA, Harmonic Inc., Minerva Inc., VBrick Systems Inc., Amnis Systems (formerly Optivision, Inc.), Winnov Inc., Pinnacle Systems Inc., Sigma Designs, Inc., Matrox, Vela Research, Inc., Darim Vision Ltd., Canopus, SkyStream Inc., DVS and Viewcast Inc.  We also expect to see increasing indirect competition from vendors of software encoders and decoders like Digital Rapids, Ligos and Intervideo.  Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do.  Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors.  Moreover, the digital video products industry is undergoing a period of consolidation in which companies, including some of our competitors, are participating in business combinations.  These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do.  As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can.  Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

          In addition, we expect price competition to escalate in the video streaming industry.  We have consistently attempted to minimize the effect of price reductions in the market by introducing more sophisticated products at the top of our product line, and thereby attempt to maintain higher selling prices.  However, competition in the future may force us to lower product prices and add new products and features at lower prices, or we may otherwise be unable to introduce new products at higher prices.  We cannot assure you that we will be able to compete successfully in this kind of price competitive environment, and lower prices and reduced demand for our products would reduce our ability to generate revenue.  Failure by us to mitigate the effect of these pressures through cost reduction of our products or changes in our product mix could have a material adverse effect on our business, financial condition and results of operations.

          We have a limited backlog of orders and have to plan production and inventory levels on unpredictable ordering patterns.  Maintaining sufficient inventory levels to meet anticipated demand increases the risk of inventory obsolescence and associated write-offs.  The timing and volume of orders are difficult to forecast for each quarter, as a substantial portion of our sales are booked and shipped in the same quarter pursuant to purchase orders.  We have a limited backlog of orders for our products and must maintain or have available sufficient inventory levels to satisfy anticipated demand on a timely basis.  Maintaining sufficient inventory levels to assure prompt delivery of our products increases the risk of inventory obsolescence and associated write-offs.  A shift in demand could also result in inventory write-offs, which could harm our financial performance.

          In addition, the ordering patterns of some of our large customers have been unpredictable in the past and we expect that customer ordering patterns will continue to be unpredictable.  In view of the foregoing, we must plan our production and inventory levels based on internal forecasts of customer demand, which is inherently unpredictable, may fluctuate substantially and sometimes varies substantially from early estimates provided by customers to us for planning purposes.

          We derive a significant portion of our revenues from one type of product, and the failure of this type of product to meet market demands could have a disproportionate impact on our revenues and income.  Our MovieMaker encoder product family accounted for 47% of our revenues in 2000, 42% of our revenues in 2001 and 52% of our revenues in 2002.  We expect that this product family will continue to account for a significant portion of our revenues in the foreseeable future.  If this product fails to match the price, availability, quality or other features of competing products or to otherwise meet our expectations with respect to market demand, our business will suffer.

          We depend on several large customers and the loss of one or more of these customers, or a significant decrease in revenue from any of these customers, could have a disproportionate impact on our revenues and income.  Historically, a substantial portion of our revenues has come from large purchases by a small number of customers.  For example, our top three customers in 2000 accounted for approximately 30% of our revenues, our top three customers in 2001 accounted for 25% of our revenues and our top three customers in 2002 accounted for 30% of our revenues.  In 2002, sales to SeaChange Corporation accounted for approximately 14% of our revenues, sales to Cisco Networks accounted for approximately 8% of our revenues, and sales to Prediwave accounted for approximately 8% of our revenues.  We expect to continue to depend on sales to a small number of customers.  We have a limited number of long-term purchase agreements with our top customers, and as such, we have a limited number of commitments from our top customers to purchase specific quantities of products. We cannot assure that we will be able to continue those agreements under current or future market conditions.  We expect that our largest customers will vary from period to period.  If we lose, or if purchases of our products were significantly reduced by, one or more of our large customers and we fail to add new customers that generate significant revenues, our results of operations could be seriously harmed.  For example, the decrease in revenues during 2002 was partly related to a substantial decrease in purchase orders from our large customers, including Gilat, Harmonic, SeaChange and Cisco.  In addition, the loss of purchase orders of MediaPump products from SeaChange starting from the second quarter of 2002 resulted in a significant reduction of our revenues from the second quarter of 2002 and continued to affect our sales and results of operations in the quarters that follow.

          Our long sales cycle depends on factors beyond our control and may cause revenues to vary significantly.  Sales of our streaming products, which generally must be integrated within a larger system, require an extended sales effort.  The period from an initial sales call to the receipt of a purchase order for such products typically ranges from six to twelve months, and can be longer.  Also, because our products are often used as part of a larger project, the timing of an order for our products is often dependent upon the timing of the projects, which is beyond our control.  In addition, due to the operating procedures in many large organizations considering the purchase of our products, an extended period of time may be required for technical evaluation to be completed and capital expenditure authorization to be obtained within the customer.  Accordingly, if a forecast of revenues from a specific customer for a particular period is not realized in that period, our operating results for such period will suffer.

          We depend on third parties to distribute and market our products.  If we cannot retain effective distributors or fail to develop new distributor relationships, we may be unable to effectively market and distribute our products.  A significant portion of our sales efforts worldwide is conducted through a network of independent distributors.  Our combined sales to three of these distributors accounted for approximately 13% of our revenues in 2000, approximately 13% of our revenues in 2001 and approximately 14% of our revenues in 2002.  We are unable to predict whether and the extent to which some of these distributors will be successful in marketing and selling our products in the future.  While we have a policy of using only distributors who do not distribute competing products, we have experienced, and may experience in the future, sales by our distributors of products that compete with our products.  In such cases, we may have to seek new distributor relationships, and we may not be able to establish relationships on the same terms as the prior relationships.  Furthermore, distributors may terminate their relationships with us upon short notice with little or no penalty.

          Our future performance also depends on our ability to attract additional distributors who will be able to market and support our products effectively, especially in markets in which we have not previously been active.  Effective distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle and subsequent first-line customer support.  We may not be able to retain our current distributors and may not be able to recruit additional or replacement distributors with sufficient technical expertise in the networking and video content fields.  The loss of one or more of our major distributors, especially in a key market, or the failure by one or more major distributors to adequately provide customer support could harm our business.

          We believe it’s becoming increasingly important for our success to develop relationships with several large original equipment manufacturers or OEMs of video server equipment with technical and support expertise will be increasingly important for our success.  We presently have a limited number of OEM relationships and we may not be able to maintain these relationships.  Moreover, we may not be able to develop new OEM relationships, on favorable terms or at all.  Our failure to retain existing or to develop new OEM relationships will have a material adverse effect on our ability to sell our products and our operation results.

          If the digital video market does not grow as we expected, the demand for our products and technology may continue to decline and our revenue will decrease.  Digital video products generally, and digital video streaming products and tools specifically, are part of a rapidly evolving market.  Our growth will depend on our ability to predict which segments of that market are most likely to succeed and to successfully penetrate those segments.  We have devoted substantial effort and expense to the development of new products based on our prediction of the market trends, and our future growth will depend on our ability to successfully market these products.  The demand for these products depends on the rate and level of penetration of networked video applications and digital video equipment into the mass market generally.  Because of the early stage of development of the digital video market, the demand for, and market acceptance of, our products is subject to a high degree of uncertainty.  If market growth rates do not meet our expectations, or if we are unsuccessful in identifying and penetrating those segments of the digital video market which provide the greatest opportunity for growth, our business will suffer.   In addition, the general weak economic conditions have had an adverse impact on the industry and on the demand of our products.  If the economic conditions persist and demand does not increase, our revenues will continue to decline, and our business will continue to suffer.

          The digital video and streaming market is characterized by rapid technological changes and multiple evolving standards.  If we fail to enhance our existing products, develop new and more technologically advanced products and successfully market these products, the results of our operations will suffer.  The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions.  We believe that our future success will depend on our ability to maintain expertise in the networked video technologies, enhance our existing products and introduce new products and features to meet changing customer requirements and evolving industry standards.  Our present products are based on the MPEG standard. Although MPEG has evolved as the de–facto standard for compression and decompression of digital video, we cannot assure you that the current de facto standards will not be replaced in the future.  In addition, we, or our competitors, may announce products that have the potential to shorten the life cycle of, or replace, our products.  We have made such announcements in the past and may do so in the future.  Such announcements could cause customers not to buy our products or to defer decisions to buy our products.  In addition, we cannot assure you that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.

          Our future success also depends upon our ability to enhance our existing products and develop, launch and market new technologies and products in a cost-effective and timely fashion.  We have devoted, and will continue to devote, substantial effort and expenses to the development of new technologies and products.  However, we cannot assure you that we will be able to complete testing and successfully launch our new products.  We have in the past experienced problems developing new products and we cannot assure you that such problems can be avoided in the future.  For example, in the second half of 1997, we experienced problems which resulted in a temporary decline in our manufacturing yields and delays in product shipments for several weeks.  If we cannot develop and launch our new products, or if we fail to achieve market acceptance of our new products, our future growth would suffer.

          Our products could contain defects, which would reduce sales of those products or result in claims against us.  We develop complex and evolving products.  Despite testing, errors may be found in existing or new products.  Reliability, quality or compatibility problems with our products could significantly delay or reduce market acceptance of our products, could require the devotion of significant time and resources to addressing errors, could divert our engineering and other resources from other tasks and development efforts, and could damage our reputation and adversely affect our ability to retain our existing customers and to attract new customers.  We could also be subject to material claims by customers.

          We depend on a limited number of third parties to manufacture, distribute and supply critical components of our products and we may be unable to operate our business if these parties fail to perform their obligations.  We depend upon sole source suppliers for key components used in our products.  These key components include, for example:

•

Various modules, which are integrated in our new generation system, the MGW5100 and are as follows: Switch by PTI (Performance Technologies Inc.), host by Motorola backplane and alarm board by Kaparel Corporation, Pentium module by Jumptech Adastra and Compact Pci platform by EPS (Israel) TECH 1992 Ltd.;

•	Digital Signal Processes or DSPs manufactured by Equator Inc., which are used in our MGW 2400;
•	Video compression chips manufactured by LSI Logic;
•	Audio compression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our decoders;
•	Motorola, Inc.’s DSPs, which are included in our decoders and encoders; and
•	MP503 manufactured by Cyclone Microsystems, the suppliers of one of the MediaPump hardware platforms.

          We may have sole source suppliers for additional products in the future.

          We purchase these sole source components pursuant to purchase orders placed from time to time.  We do not carry significant inventories of these sole source components and we have no guaranteed supply arrangements or other long-term agreements.  The lack of guaranteed supply arrangements can result in delays in obtaining components from time to time.  The time and resources that these third parties devote to our business is not within our control.  We cannot be sure that these parties will perform their obligations as expected or that any revenues, cost savings or other benefits will be derived from the efforts of these parties.  If any of these parties breaches or terminates its agreement with us or otherwise fails to perform its obligations in a timely manner, the manufacture of our products may be delayed or cancelled.  If any of these events occur, we may be required to look for alternative sources of supply for our sole source components, which may be time consuming and we may incur additional expenses, which in turn may affect our sales and operation results.

          We depend on a limited number of key personnel who would be difficult to replace, and if we lose the services of these individuals or cannot hire additional qualified personnel, our business will be harmed.  Our continued growth and success largely depend on the managerial and technical skills of key technical, sales and management personnel. We have experienced higher rate of turnover in 2001 than at other times in our history, and changes to the composition of our board of directors and senior management team, including the change of our chief executive officer and management of our U.S. operations. If any of the current members of the senior management team are unable or unwilling to continue in our employ, our results of operations could be materially and adversely affected.  Our success also depends to a substantial degree upon our ability to attract, motivate, and retain other highly qualified personnel.  The technology associated with digital video is at a relatively advanced stage, and there are many competitors in this area.  Consequently, there is considerable competition for services of technical, sales, management and engineering personnel.  In addition, our U.S. operations are largely based in Silicon Valley, a highly competitive marketplace.  Therefore, we may be at a disadvantage to the extent potential employees may favor larger, more established employees, and we may not be able to retain our current personnel, and obtain the service of additional qualified personnel if and when needed.

          Cost-reduction efforts may adversely impact our productivity and service levels. During 2002, we continued implementing various cost-control measures affecting various aspects of our business operations. In September 2001, we reduced our workforce by approximately 19% of out total workforce at that time.  During 2002 we performed additional reductions mainly in our U.S based research and development workforce. Given current economic conditions and our declining revenues and accumulated losses over the last several quarters, we may in the future be required to take additional cost-saving actions to reduce our losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on our financial condition. On the other hand, even if we are successful with these efforts and can generate the anticipated cost savings, these actions may adversely impact our employees’ morale and productivity, the competitiveness of our products and business, and the results of our operations.

          Our future earnings may be reduced because of the merger with Viewgraphics.  Our acquisition of Viewgraphics took place in December 2000 and has been treated as a purchase for accounting purposes.  This created expenses in our future statements of operations for the years 2000, 2001 and 2002, that we would not have otherwise incurred, which could have an adverse effect on the market price of our ordinary shares. We will continue to amortize deferred compensation in connection with the merger.  This amortization will reduce earnings over the next year.

          We may continue to seek expanding our business through acquisitions that could result in diversion of resources and  incurrence of additional expenses, which could disrupt our business and harm our financial condition.  We may in the future continue to pursue acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business.  The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology, service or product could cause diversion of management’s time as well as our resources.  Future acquisitions could result in:

•	additional operating expenses without additional revenues;
•	potential dilutive issuances of equity securities;
•	the incurrence of debt and contingent liabilities;
•	amortization of goodwill and other intangibles;
•	research and development write-offs; and
•	other acquisition-related expenses.

          Acquired businesses or joint ventures may not be successfully integrated with our operations.  If any acquisition or joint venture were to occur, we may not receive the intended benefits of the acquisition or joint venture.  If future acquisitions disrupt our operations, our business may suffer.

          Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.  Our success and ability to compete depend in large part upon protecting our proprietary technology including both hardware and software components of our products.  We currently rely on a combination of patent, trade secret, trademark and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights.  We cannot assure you that any patents will be issued to us as a result of current or future patent applications or that patents issued to us will not be invalidated, circumvented or challenged.  In addition, we cannot assure you that the rights granted under any such patents will provide us competitive advantages.  We cannot assure you that any patents issued to us will be adequate to stop unauthorized third parties from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information.  Moreover, we cannot assure you that others will not develop technologies that are similar or superior to our technology.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

          Because our products may be subject to claims of infringement on the intellectual property rights of third parties, our business will suffer if we are sued for infringement or cannot obtain licenses to these rights on commercially acceptable terms.  We are subject to the risk of adverse claims and litigation alleging that we infringe the intellectual property rights of others.  Many participants in the digital video encoding, decoding and video streaming industries have an increasing number of patents and patent applications and have frequently demonstrated a readiness to pursue litigation based on allegations of patent and other intellectual property infringement.  All of our products rely on technology that could be the subject of existing patents or patent applications of third parties.  Third parties may assert infringement claims in the future with respect to our current or future products.  These claims may require us to enter into license arrangements or result in protracted and costly litigation that would require significant expenditures of time, capital and other resources by us and our management regardless of the merits of these claims.  Any necessary licenses may not be available or if available, may not be obtainable on commercially reasonable terms.  If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop selling all or some of our products, and our business would be harmed.

          The prices of our products may become less competitive due to foreign exchange fluctuations.  Foreign currency fluctuations may affect the prices of our products.  Our prices in all countries are incurred or determined in dollars.  If there is a significant devaluation in a specific country, the prices of our products will increase relative to the local currency and may be less competitive.  Also, we cannot be sure that our international customers will continue to place orders incurred or determined in dollars.  If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.

          Business interruptions could adversely affect our business.  Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control, especially because our U.S. facilities are located in the State of California .  We do not have a detailed disaster recovery plan. In the event these blackouts, earthquake or other interruptions occur, they could disrupt the operations of our affected facilities.  In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses, and any potential damages resulting from such interruptions could have a material adverse effect on our business.

          (c)     Risks Relating to Operations in Israel

          A continuing deterioration in the economic conditions in Israel may adversely affect our financial condition and results of operations.  We are incorporated and currently derive a portion of our revenues from markets within the State of Israel. Primarily due to the global economic downturn and Israel’s security and political situation, the Israeli economy has slipped into recession from 2000 and has not yet shown sign of recovery. The rate of unemployment is rising, consumer spending has decreased and many businesses are experiencing financial difficulties. A continuing deterioration in the economic conditions in Israel may adversely affect usage patterns of our services and the ability of our customers to pay for our services, which would adversely affect our financial condition and results of operations. If the economic deterioration in Israel continues, it may also affect the ability of Israeli banks to provide us with financing on reasonable terms and conditions, should we need it in the future.

          Potential political and military instability in Israel may adversely affect our results of operations.  Our principal offices and a significant portion of our operations are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a significant deterioration in the relationship between Israel and the Palestinian Authority and, which has resulted in increased violence. In the last two years, hostilities between Israel and the Palestinian Authority have substantially increased.  These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza.  We could be adversely affected if these hostilities intensify or spread to additional areas in Israel. We cannot assure you that we are fully prepared for every disaster or emergency situation or that we could recover fully from such an occurrence, and we cannot predict the effect on us of any such circumstances.  Further deterioration of the situation into a full scale armed conflict might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.  In addition, several countries still restrict business with Israel and Israeli companies.  These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business.

          Our results of operations may be negatively affected by the obligation of key personnel to perform military service.  Some of our executive officers and employees in Israel, including Zvi Halperin, our president and chief financial officer are obligated to perform up to 36 days, or longer under certain circumstances, of military reserve duty annually. Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service.  Any disruption in our operations would harm our business.

          Because most of our revenues are generated in U.S. dollars but a portion of our expenses in Israel are incurred in New Israeli Shekels, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.  We generate most of our revenues in U.S. dollars but incur a portion of our expenses in NIS.  As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel.  In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.  Specifically, the inflation rate in Israel was approximately 0% in 2000, approximately 1.4% in 2001 and approximately 6.5% in 2002.  At the same time the devaluation of the NIS against the dollar was approximately (2.8)% in 2000, approximately 9.3% in 2001 and approximately 7.3% in 2002.  As a result of this differential, we experienced an increase in the dollar costs of operations in Israel in 2000, and a decrease in 2001 and 2002, all of which did not materially affect our results in such periods.  The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses.  We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.  Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future.  Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS.  These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

          The government programs and tax benefits that we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.  We receive grants from the Office of the Chief Scientist, or OCS, of the Israeli Ministry of Industry and Trade for research and development programs that meet specified criteria.  In addition, we received grants for overseas marketing from the Israel Fund for the Encouragement of Marketing Activities, or the Marketing Fund.  We also receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.”  To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including paying royalties with respect to grants received and making specified investments in fixed assets.  In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits received could be cancelled.  We could also be required to refund any payments previously received under these programs of up to 300% of the granted funds, or pay increased taxes.  Through December 2002, we received an aggregate of $3.9 million in grants from the OCS.    Since 1992, grants from the Marketing Fund have totaled $2.8 million, although no new grants were received in 2000, 2001 or 2002.

          The Israeli Law for the Encouragement of Capital Investment, 1959 provides that no new benefits may be granted after May 2003.  We expect that this date could be extended, as has been the case in the past. There can be no assurance that new benefits will be available after May 2003. We have already been granted approved enterprise status under this Law, the deadline does not have any affect on such status or on the benefits we receive.  We also receive funding as part of our participation in the Office of Chief Scientist Magnet program operated by Israel’s Ministry of Industry and Trade and under a series of research and development programs sponsored by the Commission of the European Union.  Through December 31, 2002, we have received an aggregate of $3.4 million in grants from the Magnet program.  In 2001 and 2002, grants from the OCS, the Magnet and the European Union programs totaled $4 million.  The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future.  These programs and some tax benefits may not continue in the future at their current levels or at any level.  From time to time, we submit requests for new grants from the OCS and the Magnet program and for expansion of our Approved Enterprise programs (see Israeli Taxation--Item 10.E) or for new programs.  These requests might not be approved.  The termination or reduction of these grants and tax benefits could seriously harm our business, financial condition and results of operations.

          Israeli courts might not enforce judgments rendered outside of Israel, which may make it difficult to collect on judgments rendered against us.  We are incorporated in Israel.  Some of our directors, officers and the Israeli experts named herein are not residents of the United States and some of their assets and our assets are located outside the United States.  Service of process upon our non-U.S. resident directors, officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States.

          We have been informed by our Israeli legal counsel, that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel.  However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that all of the following terms are met:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
•	the judgment is no longer appealable;
•

the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

          Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable in the occurrence of any of the following:

•	the judgment was obtained by fraud;
•	there was no due process;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
•	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or
•	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

          Anti-takeover provisions could negatively impact our shareholders.  The Israeli Companies Law provides that an acquisition of securities in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in a company.  This rule does not apply if at the time of acquisition there is already a holder of 25% or more of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of securities in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in a company.  This rule would not apply, if at the time of the acquisition there is a holder of more than 50% of the voting rights in the company.

          Pursuant to the Israeli Companies Law, if following any acquisition of shares of a public company or of a class of shares of a public company, the purchaser holds more than 90% of the company’s shares or more than 90% of any class of the company’s shares, then the purchaser must make a tender offer for all of the remaining shares of the company or of the particular class of shares of the company, which procedure is referred to as a full tender offer. In the event that shareholders who did not respond favorably to the tender offer held less than 5% of the issued share capital of a company, or less than 5% of the issued class of shares of a company, the holders of all the remaining shares of such company are obligated to transfer their shares in the company to the acquirer at the tender offer price. In the event a full tender offer is accepted in accordance with the mandatory sale procedure described above, any offeree may petition the relevant Israeli court, within three months as of the date of acceptance, to declare the price paid for the company’s shares to be less than their fair value, and obligate the offeror to pay the shareholders the fair value of the shares. Such petition may be filed as a class action. Furthermore, the Israeli Companies Law provides that as long as a shareholder in a public company holds more than 90% of the Company’s shares or class of shares, such shareholder shall be precluded from purchasing any additional shares of that type other than through the required tender offer.

Item 4. Information on the Company

       4. A History and development of the company

       Company overview

          Optibase was founded and incorporated in the State of Israel in 1990.  Our principal executive offices are located at 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel, and our telephone number at that location is 972-9-970-9288.  Our website is located at www.optibase.com. Optibase is subject to the provisions of the Israeli Companies Law, 1999, or the Companies Law.  Our U.S. subsidiary, Optibase, Inc., is located at 1250 Space Park Way, Mountain View, CA 94043.

          We provide high-quality, cost-effective products that enable the preparation and delivery of digital video based on MPEG and Windows MediaTM over ATM, DVB, the Internet protocol (IP), and other packet-based networks.  MPEG is the Motion Picture Expert Group that makes standards for video compression.  We have created a breadth of product offerings used in applications such as delivery of video over broadband networks, digital video archiving, distance learning and business television.  Due to general market conditions, we experienced a decrease in our level of revenues in recent years, from $30.7 million in revenues in 2000 to $29.4 millions in revenues in 2001 and $20.4 million in revenues in 2002.  At the same time, our net loss has decreased to a net loss of $12.9 million in 2002 from a net loss of $39.1 million in 2001 after increasing from a net loss of $8.96 million in 2000.  The change was mainly a result of our efforts to reduce operating expenses and improve financial performance.  We continue to operate at loss as of March 31, 2003.

          Digital video technologies have emerged to address the inherent limitations of analog video technologies.  The advantages of digital video technologies, combined with the proliferation of digital networks and their increased bandwidth, allow for the incorporation of digital video into various Web-based services.  Broadband network access for the home and office is increasing at a rapid rate. According to MRG IP/Broadband Video market research from April 2003, by 2006 47 million homes all over the world will be able to receive broadcast TV services from a Telco, and over 8 million will subscribe to receive TV services. According to Cahners In-Stat group, by 2005 55 million homes in North America will be able to receive broadcast TV services from a Telco and over 12 million will subscribe to receive TV services. According to In-Stat Group, the market for Business Oriented Streaming Media Equipment will exceed $12 billion in 2006.

          Our in-depth understanding of network protocols has allowed us to develop real-time MPEG digital video transfer products.  In 1992, we introduced our first decoder, PCMotion, which allowed high-quality viewing of MPEG-1 streams on stand-alone personal computers, or PCs.  In 1993, we became one of the first companies to offer a real-time MPEG-1 encoder, MPEG Lab Pro.  MPEG-2 specifications were substantially finalized in 1993.  By 1995, we had released our first MPEG-2 decoder and, in 1996, our first MPEG-2 encoder.  Since 1993, we have produced content creation tools.  In 1995, we introduced our video CD content creation tool.  We further developed our content creation products by introducing our MPEG-based DVD content creation tool DVDFab in 1998.  Since 1996, we have combined our extensive networking and MPEG expertise to introduce a series of video networking products.  In the first quarter of 2000, we released MPEG ComMotion Pro, a scalable, Web-based networking software application enabling the transmission of MPEG-1 and MPEG-2 digital video and MP3 digital audio over broadband networks, and in November 2000, we released our MGW 2000, the first product of our new MGW product line which provides streaming media gateway solutions for enterprises and broadband markets.  In December 2002, we released the MGW 5100, a carrier class product that enables encoding, transcoding and streaming of video over broadband IP networks. With the acquisition of Viewgraphics in the year 2000, two main new product families were added to our product portfolio – the MediaPump 503 DVB to PCI interface product line and the VideoPump uncompressed SDI to PCI interface products. During 2001, the MediaPump was redesigned and enhanced, and an entirely new and improved product family, the MediaPump 533 was introduced. We also introduced the MGW 3100 DVB/IP Gateway system, based on the MediaPump products. In the third quarter of 2002, due to the loss of SeaChange as a customer of our MediaPump products and after assessing markets conditions, we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100 product lines. We also decided to shut down the VideoPump and MGW 3100 product lines, while continuing to support and sell the MediaPump.

          We sell our products through a combination of a direct sales force, system integrators, independent distributors and value added resellers, or VARs.  A key element of our sales and marketing strategy is to cultivate strategic relationships, similar to our relationships with Cisco Systems, Inc., SeaChange, Prediwave, Harmonic, and Oracle Corp , to promote reference sales with the potential for significant revenue impact.  Our streaming and content creation products are used by a diverse group of system integrators and end-users including Cisco, Gilat Satellite Networks, NEC, IBM Corporation and SeaChange International Inc.

          Our headquarters, including research and development, selling and marketing, finance and general management and administration personnel, are located in Israel.  We established Optibase, Inc., a wholly owned subsidiary, in 1991 as a California corporation to manage our North American sales, marketing and customer support activities.    In April 1997, Optibase, Inc. relocated to San Jose, California and has relocated in 2001 to Mountain View, California to the former offices of Viewgraphics, in part to maintain a closer proximity with potential customers and system integrators in related sectors.  We maintain our business development and sales activities in Europe through local employees residing in certain European countries.  We have such offices in Austria and France, while the activity in other countries is managed directly from Israel.  In 1999 and 2000 we established offices in Japan and in China to cultivate closer relationships with local sales force and potential system integrators and expand our business development activities in the local market.

       Capital Expenditures for the Past Three Years

          In October 2000, we acquired the core team of the HiTV unit from ECI Telecom.  The acquisition consisted of acquisition of certain assets, co-ownership of certain technologies, permanent royalty free license of other technologies and the transfer of eight employees to Optibase.  The people and technologies acquired in this transaction serve as the basis for one of our key future product lines – the MGW 5100.  We paid $3.75 million in connection with this acquisition and assumed certain liabilities related to the acquired activity. During the quarter ended September 30, 2001, we wrote down impaired intangibles related to the acquisition totaling $2.2 million.

          In November 2000, we signed an agreement with a privately held company called Mobixell Networks Inc., or Mobixell pursuant to which we granted Mobixell a license to use certain of our MPEG-4 technologies for $300,000, and ommitted to invest through one of our subsidiaries at least $1 million in its first round of financing. In December 2000, we invested $1.064 million in Mobixell’s Series A Preferred shares financing round and received shares of Mobixell representing 10.90% of its equity on a fully diluted basis.  Mobixell was founded by Amir Aharoni, our former President and Chief Operating Officer, and Yehuda Elmaliach, our former Chief Technology Officer, to develop rich-media infrastructure platforms for mobile carriers. As of March 31, 2003, based on updated information and revised internal estimates, the Company has decided to adjust downward the value of its investment in Mobixell by its full amount, totaling $1.36 million.

          In December 2000, we acquired Viewgraphics Incorporated, a privately held company based in Mountain View, California and a provider of hardware and software products for Digital Media infrastructure applications.  The people and technology of Viewgraphics serve as the basis for our DVB and open system media gateway capabilities.  Immediately following the acquisition, Viewgraphics became a wholly owned subsidiary of Optibase, Inc., our U.S. subsidiary, and operated under the name of Optibase U.S., Inc., until it was merged into Optibase, Inc. in June 2001.  In connection with the acquisition, we paid an aggregate consideration of approximately $43.6 million, of which $11.813 million (net of issuance expenses) was paid in 1.37 million newly issued ordinary shares.  Substantially all of the employees of Viewgraphics accepted our employment offers.  John Krooss, the principal shareholder and the Chief Executive Officer of Viewgraphics, joined us as the Chief Technology Officer of Optibase, Inc. and as a member of our board of directors. Mr. Krooss ceased to be the Chief Technology Officer in September 2001, and resigned from his service as a director of the Company in July 2002. 364,023 ordinary shares, which were held in escrow as part of the acquisition agreement with Viewgraphics, were returned to us by a former employee and by the shareholders of Viewgraphics, following a settlement agreement that we signed with them in January 2002. As a result, the aggregate consideration paid by Optibase for the acquisition of Viewgraphics decreased to $43.3 million, including the value of 1.006 million ordinary shares. During the second quarter of 2002, due to the loss of SeaChange as a customer of our MediaPump products and due to the decrease of our market value at that time, we recorded an impairment of intangibles related with the acquisition. Related impairment of intangibles consists of an adjustment made for the valuation of the technology purchased from Viewgraphics and totaled at approximately $6.8 million. During the second quarter of 2002 and in accordance with the requirements of SFAS 142 “Goodwill and other Intangible Assets” (“SFAS 142”), we completed our goodwill impairment analysis and recognized a transitional goodwill impairment loss of $854,000 as of January 1, 2002, which was recorded as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

          Amortization and impairment of other intangible assets during 2001 totaling at $23.4 million related to existing technology, assembled workforce, customer base and goodwill in connection with the merger and including impairment of intangibles totaled $18.7 million. Subject to SFAS No. 141 “Business Combinations” (“SFAS 141”) and SFAS 142 issued in June 2001, goodwill and intangible assets will no longer be amortized, but will be subject to annual impairment tests. Other intangibles will continue to be amortized over their useful lives. We started to apply the new rule as of the beginning of fiscal year 2002.

          Beginning February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Tom Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market.  Based on the Schedule 13D Festin filed with the SEC (last amended on July 15, 2001), Festin currently holds 3,100,000 ordinary shares, representing 25.06% of our capital stock (out of which 9,599 shares currently do not have any voting rights, see note 2 to the major shareholders table in Item 7.A herein) based on 12,371,206 ordinary shares outstanding as of June 15, 2003. In June 2001, our board of directors appointed Wyler and Mayer-Sommer to serve as directors of the Company and in September 2001, the board of directors appointed Wyler to serve as the chairman of our board of directors. In February 2002, Wyler also assumed the role of Chief Executive Officer in charge of our operations until we select a new chief executive officer. In June 2003, Wyler was appointed by our board of directors as the chief executive officer, subject to the approval of this appointment by our shareholders, as required under Israeli law. Mayer-Sommer resigned from his service as a director of the Company in October 2002. In our 2002 annual general meeting of shareholders, our shareholders approved the grant of 200,000 options to Wyler exercisable into 200,000 shares, subject to amendments, representing approximately 1.6% of our outstanding share capital.

          In July 2001, we signed an agreement with a privately held Israeli company called V.Box Communication Ltd. We committed to invest through one of our subsidiaries an initial amount of $250,000 and up to an additional $343,000 before any other open financing round. We continued to invest in V.Box, with the other shareholders pro rata to the holdings in V.Box. To date we have invested an aggregate of $1.3 million in exchange for convertible notes issued by V.Box. Following V. Box’s acquisition of BroadLogic’s Satellite Express(TM) and DTV Product Lines, we signed an agreement with V.Box to sell and distribute the above-mentioned products in the North America market. Additionally, we support V.Box operational activities. Pursuant to this agreement V.Box utilizes our manufacturing abilities and strong U.S. presence to enhance its revenues.

          During the third quarter of 2002 we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100.  We also decided to shut down the VideoPump and MGW 3100 product lines. The costs related were approximately $505,000.

       4.B Business overview

          The use of video images as a means of enhancing and enriching electronic communications has become pervasive in today’s commercial and consumer markets.  Video images have been historically produced, stored and distributed almost exclusively in analog formats.  This medium has a number of inherent technical limitations in the areas of image resolution and color correctness.  Digital video products have emerged to address these limitations.  During the production process, digital content is easier to manipulate than analog, and the quality of digital content is unaffected by time, usage or successive copying.  Digital video can be indexed and searched using powerful, readily available database technology, and storage of digital video occupies a fraction of the physical space required for analog tapes.  Finally, digital video can be transmitted over digital networks and requires less bandwidth than analog video transmission, and is therefore more accessible and less expensive.

          The efficiency of digital video storage and distribution depends upon the use of compression technology.  For example, it would require 370 CDs to store approximately two hours of uncompressed, high-quality digital video, whereas storage of the same data compressed would require only eleven CDs or one DVD disk.  By digitizing and compressing incoming analog video content, encoder formats audio and video streams, which are then combined, or multiplexed, into a single synchronized data stream.  This stream can be further multiplexed with other data streams achieving an even greater efficiency in network transmission.  A decoder at the intended destination separates, or de-multiplexes, the transmitted streams to provide usable digital video content.  While a variety of digital video compression formats have been developed, the MPEG standard has emerged as the leading open standard and has been chosen for DVD and digital television, or DTV. Internet streaming applications, however, tend to use proprietary video compression formats of which, recently, Microsoft’s “Windows Media” format seems to become dominant.

          Video content comes from a variety of sources, including live video feeds and previously recorded video that may have been digitally authored.  The video must then be encoded before it can be stored in a video server or transmitted live across the network.  Content stored in a video server is provided on demand, allowing a client to access, search and view video non-linearly.  Video on demand is well suited for applications such as video archiving and news editing.  Video transmitted live can be sent to a group of addresses simultaneously, or multicast, enabling concurrent distribution of video to pre-specified clients.  Multicasting is well suited for applications such as business television, distance learning and residential multi-channel television.  In either case, the video must be formatted to match the network protocol and bandwidth constraints before it can travel from the video interface or the video server to the end-user over the network.  To replay the transmitted or stored digital content, different types of playback devices may be used, all of which contain a decoder to decompress the video stream and reconstitute it into a viewable image.

          The technologies required for the transmission and reception of digital video over networks are currently available.  However, there are a number of problems that create substantial inefficiency and complexity in the delivery of digital video files.  First, there are several competing software protocols for the transmission and reception of video files.  In addition, different networks operate at widely varying data transmission rates, and different viewing appliances, such as PCs, PDAs, and cell phones, operate at widely varying processing speeds.  To fill the needs of all markets, a video service provider would have to offer separate files of the same content, each encoded using different software protocols and be able to transmit each of these files at different speeds, which would demand extremely large amounts of data storage and system complexity.  Moreover, the user would have to be well versed in the technology and have to manually request a digital video file in the proper software protocol and transmission rate for his or her reception device.

          Distribution of digital video content over packet-based networks requires software application layers on top of the encoders and decoders that can successfully manage the transmission of packetized data and optimize image quality for a given bandwidth.  The task of integrating software, encoders and decoders for this purpose becomes increasingly complex in packet-based network environments where there are multiple standards and simultaneous users, each multitasking across several applications.  For example, ensuring a high-quality display of digital video content on a home computer system where the user is operating a single application while viewing the image can be accomplished relatively simply.  However, in a corporate network environment such as a brokerage firm, where there may be hundreds of application-intensive users, each trying to receive e-mail, real-time stock quotes and live digital video news feeds simultaneously, the challenges of overcoming network errors and delivering a high-quality, real-time video image over limited and changing system bandwidth require increasingly sophisticated solutions.

          We provide high-quality, cost-effective networked systems that enable the preparation and delivery of digital video over IP and other networks.  Based on our expertise in both networking and video compression technologies, we have created a suite of products used in applications such as delivery of video over broadband networks, digital video archiving, distance learning, business television and content creation.  We have developed products that allow for real-time compressed video uploading to video servers and live multicasting over networks.  Our products meet the challenges of achieving exceptional video quality within the constraints and changing parameters of existing networks.

          We have developed products that provide for the capture, encoding and preparation of video content and allow for the transmission of digital video streams across the network.  Using our encoding technology, video can be compressed and transmitted over IP and other networks.  Our video streaming technology bridges the real-time nature of the encoder with the packet-based network protocol, which is not well suited for real-time applications due to the non-linear transmission of data packets.  Our products enable network clients to decode this digital video stream and to view it either as a live multicast transmission or on demand if the video content was previously stored in the video server.  Our network systems are comprised of a combination of our hardware platforms and our software applications and tools, which allow system integrators to easily incorporate new hardware platforms into their existing applications and to rapidly develop new applications by building on their existing knowledge of our software.

          The technologies and products that came with the Viewgraphics acquisition enable the delivery of digital video where the DVB protocol is required.  Utilizing the DVB expertise, we now offer products that bridge the gap between the Broadcast and the network worlds, by offering the capability to translate in real time, DVB streams over the IP protocol as well as to transmit IP streams over DVB networks.

          The recently released MGW 5100, a carrier grade video streaming system, demonstrates the integration of ViewGraphics DVB technology with our encoding and streaming technologies. This product also adds “transcoding” (decompressing and recompressing an already compressed video source in a different compression format and/or compression ratio) and “pre-processing” (compression enhancing) technologies to our product portfolio along with other system level capabilities such as “redundancy” (an ability to allocate extra product modules for automatically backing-up other modules in case of failure for enhanced reliability and service availability) and “hot swap” (the ability to change system parts while the system is operating).

          Our breadth of products, including our networking systems, software applications, hardware platforms, integration tools and content creation tools, allow us to meet the video networking needs of a wide variety of customers and strategic partners.  As the use of networked video applications continues to expand, we intend to leverage our expertise in digital video technologies and network protocols to continue to develop and provide products that make these applications more accessible and easy to use.

Business Strategy

          Our business is built on three strategic efforts: Building Blocks, Enterprise Streaming and Broadband television. Our goal is to be a leading market player with each of the strategic efforts.

          Building Blocks.  We sell encoding and decoding PCI platforms along with our enabling software to OEMs, system integrators and professional users. The market for these products is becoming increasingly more demanding. As technologies for video compression become more pervasive the market is requiring increasingly higher performance and quality. Also, as available bandwidth increases and digital video becomes more accessible and interoperable, more applications are being introduced requiring sophisticated digital video components. This trend represents an opportunity for us to increase our market share.  We believe that our brand name, experience and expertise put us in a position to leverage these trends to expand our market share by providing new competitive products as solutions for a wider range of applications. To this end we continuously look for new features to enable new applications and at the same time continue to enhance and improve the quality of our offerings. As a result, despite the static nature of the market, we strive to increase our market share and revenues from this effort from the Building Blocks products.

          Enterprise Streaming.  We sell encoding and streaming systems to system integrators. The enterprise streaming market is expected to grow significantly over the next few years. Our systems have differentiating features in this market. We intend to become a leading provider of targeted market segments that can be addressed with current and next generations of our product. We are working to make our systems interoperable with key vendors’ equipment and compatible with de facto standard formats.

          Broadband Television.  We sell MGW 5100, an encoding, transcoding and streaming carrier-grade system to telephone operators, who use DSL and fiber technologies to increase infrastructure capacity and add multi channel television to their services. The television over DSL market is expected to grow significantly over the next few years. We believe our system is one of the most advanced in the market. We intend to leverage our technological leadership in this market to gain a leading position and market share. We are partnering with key vendors and system integrators to make service deployments easier.

Products

          Most of our products embody both a hardware platform and proprietary software.  The hardware platform determines certain basic features, such as the resolution of the encoded stream, the types of video and audio inputs and the availability of certain preprocessing functions. Some of the products are networking devices, which also determine the networking input and output interfaces.

PRODUCTS	DESCRIPTION	APPLICATIONS

Media Streaming Products

MGW 5100 Last release Q4/2002

A multi-service platform that lets carriers stream TV over broadband IP or ATM networks such as xDSL, LMDS and FTTx. MGW 5100 encodes, transcodes, transmits and recasts up to 24 MPEG-1, MPEG-2 or MPEG-4 ISMA/WMT (future release) video channels at a time. An SNMP Element Management System (EMS) offers provisioning, monitoring, alarming and control and enabling smooth integration into a variety of networks and access management applications.

TV broadcast over IP/ATM broadband networks Video server upload for VOD services

MGW 2400 Last release Q4/2002

A multi- channel WMT encoding and streaming server designed to enable the deployment of advanced streaming media services over the broadband Internet and corporate networks. MGW 2400 encodes and streams up to six live Microsoft WMT compliant streams over broadband terrestrial and wireless networks such as ADSL, FTTx, satellite, cable, Ethernet LANs and the Internet. It supports live WMT stream upload to Microsoft Windows Media Server and IP multicast, unicast, UDP and HTTP protocols, ensuring efficient transmission over a wide range of networks.

TV Broadcast over IP to Home PCs Webcasting Video server upload for Web streaming Business TV Corporate training Distance learning

PRODUCTS	DESCRIPTION	APPLICATIONS

MGW 2000 Last release: Q2/2003

Rack mountable, modular video streaming server supports up to 6 MPEG 1 & 2 encoding modules in single enclosure.  Reliable, using embedded OS and no moving parts.  Supports IP multicast and comes with web based management system.

Video over IP for Enterprise networks

Networking Software

ComMotion Pro Last release: Q4/2001

Scalable, multi-channel, software application for the transmission of live and pre-recorded MPEG-1 and MPEG-2 digital video and MP3 digital audio over public and private broadband networks.  Supports IP multicast and video server uploading, and is available with a web based management system.

• Video Streaming • Networking • Business TV • Distance learning • Remote monitoring

ComMotion UDP Last release: Q4/2002	Predecessor to ComMotion Pro, still supported in most encoder families.	• Video Streaming • Networking • Business TV • Distance learning • Remote monitoring

Content Creation (typically used with our Integrator Tools and Platforms, shown below)

Composer Last release: Q2/2003	Encoding management software application	• Video archiving • Content creation • Networking

Integrator Tools and Platforms

MovieMaker 200S Last Release: Q2/2003	Half size, single board MPEG 1,2 encoder family	• Video networking • Content Creation

MovieMaker 200 Released: Q4/1999	Single board MPEG-1 and MPEG-2 encoder family	• Video Networking • Content creation

MovieMaker 100S Release Q2/2001	size PCI MPEG-1 encoder	• Surveillance • asset management, distance learning content creation

MovieMaker Plus/ExpressReleased: Q4/1998	MPEG-1 encoder	• Networking • Video archiving • Corporate applications

VideoPlex Xpress Last release: Q2/2001	MPEG-2 decoder, composite and video in a window output	• Network client station

VideoPlex Pro Released: Q2/1998	MPEG-2 decoder, composite output, close caption and genlock features	• Ad insertion

VideoPlex Plus Released: Q1/1996	MPEG-2 decoder, composite output	• Business TV

MPEG 8000 Released: Q1/1998	Custom product for Harmonic	• CATV

PRODUCTS	DESCRIPTION	APPLICATIONS

MPEG 8500 Released: Q4/1999	Custom decoder board for Gilat Communications	• Satellite

DVB System and Interface Products

MGW 3100 Last Release: Q1/2002	MPEG-2 DVB to MPEG over IP gateway system	Delivery of DVB streams over IP

MediaPump Last Release: Q1/2003	Family of products for streaming MPEG-2 video in DVB formats	Broadcasting
Uncompressed Digital Video Interface

VideoPump Last Release: Q2/2002	Family of PCI interface boards for streaming full rate, uncompressed digital video in and out of computer memory	Content creation applications

Software Development Products

RTE SDK Last Release: Q3/2002	Software development kit for application development over Optibase encoder families	Multiple application capabilities

RTD SDK Last Release: Q1/2002	Software development kit for application development over Optibase decoder families	Multiple application capabilities

MediaPump SDK Last release: Q1/2003	Software development kit for application development over MediaPump family	Multiple application capabilities

VideoPump SDK Last Release: Q2/2002	Software development kit for application development over VideoPump family	Multiple application capabilities

          Our breadth of products offers high quality and cost-effective solutions.  We use large-scale integrated circuits to manufacture our products on a single printed circuit board.  Designed for use with all current Microsoft operating systems, these “single-board” solutions are both compact and cost-effective for our customers.

          Products Under Development.  We are currently developing new features for MGW 2000, MGW 2400, MGW 5100 and MovieMaker 200S. We are also developing a new generation of the MovieMaker200S product line with many new capabilities, and a new MPEG-4 product MovieMaker400.

Markets and Customers

          Our products are marketed to a wide range of customers.  They include companies with which we have developed strategic relationships, many of which purchase our products directly, while others help generate reference sales; system integrators, large and small, which integrate our products into larger systems; distributors which sell in a specific territory and manage a large network of resellers; and resellers which sell directly to end users.  Our products are aimed at four major markets: 1) broadband television telephone operators; 2) the broadcast market, such as advertising insertion and digital cable TV transmission; 3) professional video content creation markets; and 4) the enterprise and corporate markets which include applications such as distance learning and business TV.  These markets vary greatly in the required video quality, acceptable price tags and other feature requirements.  Our breadth of products and wide range of feature sets, allow us to answer the needs of these widely different markets.

          Listed below are representative applications, integrators and end-users using our products:

Markets	Applications	Integrators/End-Users

Broadband	Multi channel TV over DSL and FTH	• Chunghwa Telecom • Fastweb • HTC
Broadcasting	Video on Demand (VOD), Near VOD, Hospitality	• SeaChange International • Prediwave
	Ad Insertion	• SeaChange International • IBM Corporation • AdTech, Inc. • Maddox Broadcasting
	Cable TV transmission	• Harmonic Inc.
	MPEG-2 transport stream splicing	• Seachange International
	Interactive TV	• Open TV • Worldgate • Liberate
Enterprise	Business TV	• German Foreign Ministry • Cisco • Michigan House of Representatives
	Distance Learning	• Gilat Satellite Networks
	eLearning	• Safari • Rockford college • Nanyang Technological University
	Point-of-Sale, Point of Information	• Italian Postal Service • Gilat Satellite Networks/Spacenet Inc. • ITEC Corporation • The J. Paul Getty Museum • Virgin Records America, Inc.
	Monitoring and Satellite News Gathering	• Antena 3 • National Telecommunications, Ltd. (UK) • Livewire
	Telemedicine	• Stanford University • Network Concepts/NCI • Biologic
Professional Content Creation	Video Archiving/Cataloging	• CNN • British Broadcasting Corporation • French National Library

Markets	Applications	Integrators/End-Users

	DVD and VCD creation	• Nimbus CD International • Various players in APAC • Fish & Neave

          The following application examples illustrate the use of our products:

          Antena 3.  Foregoing costly dedicated satellite links, Antena 3, a major broadcaster in Spain, is using our encoding and transmission platforms to transmit news between production centers over Native ATM and IP networks. The news stories are transmitted live or uploaded via FTP. The offices handle two types of footage: footage that is edited and stored for later transmission and footage that is transmitted live to the News Operation Center. In the first case, the video footage is encoded by the MPEG MovieMaker 200S and uploaded to the NOC by FTP. In the second case, a live video stream is fed into the MPEG MovieMaker 200S, encoded into broadcast quality MPEG-2 digital video, and then, using our MPEG ComMotion UDP streaming software, streamed live over an IP network to a receiving computer at the News Operation Center.

          The video contribution network offers Antena 3 tangible advantages: using an ATM network is far more cost effective than a dedicated satellite uplink. An ATM network affords greater flexibility since it is available at all times. our products offer broadcast quality video.

          Safari.  The Rockford Public School district in Grand Rapids, Michigan wanted a reliable, flexible and easy-to-use VOD system with a rapid response time that would benefit educators and their students.  Each of the 12 Rockford Public Schools houses its own VCRs, DVDs and utilizes SAFARI Source Controllers to allow remote LAN-based control of the analog video sources. For the real-time MPEG streaming of analog sources, SAFARI uses our MGW 2000, a TV streaming platform that enables the delivery of TV over IP services to the classrooms. With SAFARI’s customized architecture, each school is able to access, control and view analog video media located in any of the other schools.  By making it straight-forward to access programs and video content located in other schools, the VOD system eliminates the need for duplicate content to be stored in VHS or DVD format in each individual school. It is a cost efficient solution that offers students and staff a much wider selection of programming.

          Cisco.  In order to provide the best financial service to its customers, a large international banking institution wanted to keep its stock traders constantly updated on market changes with live news feeds and stock analysis data.  To meet this challenge, Cisco Systems and Optibase teamed together to provide a private video distribution network to the stock traders.

          The network is powered by Cisco IP/TV 3400 broadcast server using our MPEG MovieMaker 200 encoder.  The MovieMaker captures live video feeds and encodes and compresses the data, which is then streamed to the desktops of 750 stock traders.  Each stock trader has four monitors on their desktop powered by an HP Kayak computer containing our VideoPlex Xpress MPEG decoder.  Stock traders can view live transmissions of news services such as Bloomberg news or Financial Times TV in a small window on any of the monitors along with real-time financial data.  Besides its importance as a real-time information tool, the network will also be used for live video briefings and updates from the bank’s senior account managers.

          Chunghwa Telecom (Taiwan`s largest broadband network operator). In order to deliver multimedia on-demand services such as video-on-demand and karaoke-on-demand to more than 20,000 of its ADSL subscribers,  Chunghwa Telecom selected our MGW 2000 streaming server. This product is a multi-channel streaming server with an embedded operating system, capable of encoding and transmitting 16 live and pre-recorded streams simultaneously, and delivering full-screen, full-motion, high quality video. Its scalability and flexibility, and field-swappable encoding modules, proved to be winning factors in the stringent trials conducted by Chunghwa Telecom.

          Michigan House of Representatives. In order to stream live content of House proceedings to the desktops of 720 representatives and support staff, the Michigan House of Representatives selected the MGW 2000 streaming server.
This Business TV application is comprised of MGW 2000 units, which stream six channels of live MPEG-1 content in real-time over an IP infrastructure. Content includes live coverage of proceedings taking place in House Chambers and committee rooms as well as a live feed from CNN. The system also accommodates the House’s data transmission needs. Representatives and staff can now stay abreast of floor debates as well breaking news around the country, without leaving their desktops.

          Concurrent.  Concurrent Computer Corporation, or Concurrent, provides a digital video system to a large U.S. aerospace corporation for use in its United Kingdom’s WAH-64 Apache Longbow Helicopter Training Program.  The digital video system consists of Concurrent’s MediaHawk VOD technology, and our MPEG MovieMaker 200 encoder, MPEG ComMotion and video streaming software.

          The debrief systems can simultaneously record the actions of one crew in a helicopter flight simulator while playing back the events of a previous session for a second crew.  The systems can accommodate multiple video channels or streams, each of which is completely independent and interactive.  Users are able to select, play, stop and pause on each digital video stream independently with prompt and predictable response times.

          Our proprietary software tools played a crucial role in the seamless integration of the MovieMaker encoder with the MediaHawk video server.

Sales and Marketing

          We sell our products through the combined efforts of our direct sales force and through indirect channels, including independent distributors, system integrators and resellers.  A key element of our sales and distribution strategy is to cultivate strategic relationships with companies that can promote reference sales with the potential for significant revenue impact.  The particular mix of sales and distribution methods we use varies according to geography.

          Our sales efforts in North America, Central America and South America are managed by Optibase, Inc., which is headquartered in Mountain View, California.  Our North American sales activities are conducted primarily through our direct sales organization, which focuses on key accounts, which include system integrators and OEM accounts, that offer strategic opportunities or large volume potential.  North American sales efforts are supplemented by our VAR (Value Added Reseller) channel, which sells our products directly to end-users.  North America accounted for approximately 48% of out total sales in 2000, approximately 52% of out total sales in 2001 and approximately 61% of out total sales in 2002.

          Outside of North America, the majority of sales are handled via a network of distributors and resellers that manage small and large accounts alike.  As a rule, this channel is responsible for stocking an inventory of our products to meet immediate local demand, providing first-line sales and technical support for their customers, and conducting local marketing efforts, including trade shows, seminars, advertisements and mailings, with the use of co-op funds from us.

          Distributors also generate and follow up on sales leads, act as the sole interface with customers, translate our promotional and technical collateral and endeavor to meet agreed sales targets.  Depending on market size and potential, the number of distributors and other partners in a given geographic region varies.  Each is carefully selected based on its background in video and networking technology, its knowledge of the local market, its customer base and its reputation.  In addition, we strive to work with partners who will devote significant time and effort promoting our products and who do not have product line conflicts.  None of our distributors has exclusive rights with respect to any of our products or market segments, and none of our distribution agreements limits our ability to independently develop products or to enter markets, except for certain geographical restrictions that are generally terminable on three to six months notice.  While most of our relationships can be terminated by either party upon short notice and without significant penalty, we have maintained long-standing relationships with a vast majority of our distributors.  Many of our largest distributors have carried our products for over three years.

          Distributor and direct account relationships outside of North America are managed from our headquarters in Israel.  In Europe these relationships are supported by three Optibase sales managers, based in France, Israel and Austria.  This “local presence” approach brings with it many advantages related to culture and language.  The European Sales Managers report to headquarters in Israel.  Our sales efforts in China and Hong Kong are directed by our office in Bejing, China and those in Japan are aided by our Japanese office in Tokyo.  Other regions in APAC are managed directly from our headquarters in Israel.  European sales constituted approximately 15% of our total revenues in 2000, approximately 15% of our total revenues in 2001, and approximately 12% of our total revenues in 2002, while sales in the Far East, including Japan, constituted approximately 21% of our total revenues in 2000, approximately 25% of our total revenues in 2001, and approximately 23% of our total revenues in 2002.  Sales in Israel and other areas outside of North America was approximately 16% of our total revenues in 2000, approximately 8% of our total revenues in 2001 and approximately 4% of our total revenues in 2002.

          Combined sales to the three leading distributors of our products accounted for approximately 13% of our worldwide sales in 2000, approximately 13% of our worldwide sales in 2001, and approximately 14% of our worldwide sales in 2002.  Combined sales to our three leading system integrators accounted for approximately 30% of our sales in 2000, approximately 23% of our sales in 2001, and approximately 30% of our sales in 2002.

          We also received grants from the Marketing Fund for specific overseas marketing expenses.  The grants were based upon the expenses reported by us to the Marketing Fund.  All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by us, up to a total amount equal to the grants we received from the Marketing Fund.  Grants recorded from programs beginning on or after January 1, 1998 bear royalties of 4% plus interest at LIBOR.  We will face royalty obligations on grants from the Marketing Fund only to the extent we actually achieve increases in export sales.  The proceeds of these grants were presented in the Consolidated Financial Statements as a reduction of selling and marketing expenses.  Through December 31, 2002, we had recorded grants from the Marketing Fund in the aggregate amount of $2.8 million, and had a contingent liability in the amount of $72,000 for which we had not yet recognized royalty obligations. No funds were received from the Marketing Fund during the years 2000, 2001 and 2002.

Technology

          Since our inception, we have focused the efforts of our team of experienced personnel on developing expertise in MPEG-based digital video.  MPEG-1 was finalized as a standard in 1991, and by 1992 we had introduced our first MPEG-1 PC decoder, which allowed for high-quality viewing of digital video content on stand-alone PCs, and our first MPEG-1 PC encoder.  In 1993, we became one of the first companies to offer a real-time MPEG-1 encoder.  In 1995, we expanded our expertise to include IP and other packet-based networks.  In 1996, we combined our networking expertise and extensive MPEG experience to introduce our first MPEG networking products, and in the third quarter of 1998, we began shipping our MPEG-based content creation tool, DVDFab!.  In the first quarter of 2000, we released ComMotion Pro, which is a scalable, Web-based networking software application enabling the transmission of MPEG-1 and MPEG-2 digital video and MP3 digital audio over private broadband networks.  Our in-depth understanding of network protocols and the MPEG standard has allowed us to develop real-time MPEG data transfer products and content creation tools.  Each of our products is defined by a hardware platform used in conjunction with a core proprietary software technology.

          In November 2000, we released our MGW 2000, which is the first product of our new MGW product line that provides streaming media gateway solutions for enterprises and broadband markets.  In November 2002 we released the MGW 2400, which enables direct streaming of video into the Internet, Intranets and other broadband IP networks in MPEG-4 and WMT formats. In December 2002, we released the MGW 5100, a carrier class product that enables encoding, transcoding and streaming of video over broadband IP networks.

          In December 2000, we acquired Viewgraphics Inc.  Viewgraphics adds critical expertise in DVB (Digital Video Broadcast) technology, which primarily involves the transmission of MPEG-2 over digital cable networks.  Viewgraphics also has contributed expertise in uncompressed serial digital video technology and open systems based software technology.  Viewgraphics was founded in 1985.  Between 1985 and 1991 Viewgraphics designed and developed imagery frame buffer technology under contract to US defense contractors.  Between 1991 and 2000 Viewgraphics sold a product called Viewstore, a high-end video sequencer, to the video research marketplace.  Over this period Viewgraphics became a leader in advanced video technologies and interface methodologies.  In 1996, Viewgraphics brought out the MediaPump and VideoPump products for DVB and SDI (Serial Digital Interface) respectively.  Viewgraphics had become the leader in DVB interface technology primarily through superior technology in the areas of stream processing, stream splicing and overall signal integrity and operational reliability.  In 2000, Viewgraphics introduced DTV:Net and DTV:Com software products.  These products are respectively a DVB to IP streaming gateway and a DVB data injector.  The core MPEG-2 streaming and stream processing technology embodied in these products adds DVB expertise to our MPEG-2 and streaming expertise. During 2001, the MediaPump was redesigned and enhanced. We introduced an entirely new and improved product family, the MediaPump 533. We also introduced the MGW 3100 DVB/IP Gateway system, based on the MediaPump products. The MGW3100 is a bridge between DVB and IP networks for video over IP backhaul and distribution of DVB content over IP.  In addition, we successfully incorporated the DVB demultiplexing technology of the MediaPump into the MGW5100 to enable the transcoding of video content from satellite and cable feeds and its distribution over IP and ATM-based access networks. In the third quarter of 2002 due to the loss of SeaChange as a customer of our MediaPump products and after assessing markets conditions, we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100.  We also decided to shut down the VideoPump and MGW 3100 product lines, while continuing to support and sell the MediaPump.

          Encoder and decoder related technology.  Firmware, the low-level software that resides on the board, provides for the basic audio/video compression operations.  We have implemented our own MPEG-audio compression algorithm on a dedicated digital signal processor or DSP and we have integrated an implementation of a Dolby AC3 audio encoder on the same DSP. We have developed a high quality MPEG-4 Advanced Simple Profile encoder on a powerful multimedia DSP from Equator Technologies for some of our products. We are also researching and implementing algorithms to be implemented by firmware and DSP to improve the quality of our encoders using advanced preprocessing techniques. Real-time audio and video layers handle the real-time processing of the elementary audio and video streams that are generated through the encoder hardware.  At the audio/video synchronization layer, our patent pending EverSync technology enables synchronization of both audio and video, even with unstable video sources or random noise and disconnections, eliminating the need for an external correction device.  Another related technology that we have developed is a two-pass variable bit rate encoding process that allows for better optimization of the bit per frame ratio to achieve even quality throughout the entire range of content.

          Another layer is used to handle the combination, or “multiplexing,” of the elementary audio and video streams into a single stream.  This layer allows for multiplexing of programs originated from multiple encoders into a single transport stream and can handle multiplexing of variable bit rate MPEG streams as well as constant bit-rate streams.  In addition, despite the fact that MPEG standards do not allow for certain lower frame rates, our SmartMux patent pending technology embodied in this layer enables generation of variable frame rate streams that can achieve higher quality streams at a given bit-rate.  Another component handles the frame accurate operation of the encoding process and time code manipulation to enable frame accuracy within specific parameters of a content creation product.  A real-time preview component allows for previewing encoded material via an external MPEG decoder.

          Because our proprietary software is compatible across most of our hardware platforms, a separate component is able to automatically detect the hardware installed, determine its capabilities and report them to the user application without the user needing to know which hardware platform is installed.  Other components combine with decoder hardware to allow smooth back-to-back playback of clips without black frames or artifacts during transitions and provide our “Genlock” feature which allows “locking” of decoder hardware to external signals.

          DVB (Digital Video Broadcast) Technology.  We provide proprietary technology to record, play and process DVB multiple program transport streams (MPTS).  Our MediaPump PCI card can capture all the programs in a multiple program transport stream (MPTS) stream.  Also, on output the MediaPump takes several single program transport streams (SPTS), and combines it together into one multiple program transport stream (MPTS).  This combining is done by the MediaPump’s multiplexer.  The MediaPump then plays this stream out.  Before creating the output multiple program transport streams, the MediaPump can also splice together the digital data bits for two single program transport streams (SPTS).  This patent pending technology represents an important technological advantage since it makes it possible to switch between MPEG-2 streams without either losing the picture entirely for a second or generating an ugly break-up of the television picture. We have recently developed a DVB-compliant scrambling capability implemented on the MediaPump hardware.

          IP Network-related technology.  We have developed standard transport and control protocols such as RTP, RTCP and RTSP that are becoming widely adopted for the streaming of multimedia over IP networks. In particular, we have implemented the specifications of the ISMA (Internet Streaming Media Alliance) for the transmission of audiovisual content over the Internet. We have also developed proprietary mechanisms that allow system integrators to develop packet-based network solutions.  These mechanisms bridge the real-time nature of MPEG encoders and the non-real-time nature of packet-based networks, and allow for unicast, broadcast and multicast capabilities.  One of these mechanisms, clock-locking, is used to lock the encoder to the network clock and enable unlimited continuous playback of synchronized audio and video.  Another mechanism enables our decoders to recovery gracefully when encountering network errors that characterize video streaming in a lossy environment.  We support de-multiplexing on the host processor and also on our decoder hardware. The latter allows the PCl to perform other time critical tasks and enables multi-board operation in a single PC.  The MGW 3100 DVB to IP product is based on sophisticated streaming and routing software, and includes patent pending techniques for clock locking, drift compensation and data multiplexing for packet networks.  The MGW 3100 also has advanced multicast and QoS (Quality of Service) technologies. In the third quarter of 2002 after assessing markets conditions, we decided to shut down the MGW 3100 product line.

          SDK (software development kit) technology.  All of the encoder and decoder related technology as well as the networking related technology described above is contained within our software development kits, or SDKs.  These various components and tools are organized within the SDKs, which are structured to manage the inter-dependency of these various components in an optimal manner.  The SDKs are designed to allow system integrators to easily incorporate our MPEG encoders, DVB interfaces, and SDI video interface hardware platforms into their own digital video systems and establish links with existing end-user applications, exploiting the full range of our core technologies for their applications in a productive manner.  The SDK has been designed so that once it has been used to incorporate one of our products into a customer’s system, the same system can easily be upgraded to incorporate new generations of our products or expanded to incorporate new products and capabilities.

          Content creation technology.  Specific technology contained in the encoder SDKs, which facilitates content creation, is embodied in our content creation software.  The software incorporates much of the proprietary technology described above, including EverSync, variable bit-rate encoding, advanced multiplexing, SmartMux and smooth playback, to facilitate the content creation process.  We also sell an uncompressed video capture software product called Clipper.  This package makes it possible for users of VideoPump SDI video interface cards to import and export video clips to their host computers. This product is unique in that it provides perfectly frame accurate capture and playout of the video. In the third quarter of 2002 after assessing markets conditions, we decided to shut down the VideoPump product line.

          Broadband Internet related technology.  We are developing the video and audio compression algorithms targeted to meet the broadband Internet bandwidth and quality requirements.  We define the broadband Internet to include the bandwidth range of 10kbps to 3.5 Mbps, which can be served by cable modems, xDSL modems and wireless technology.  The video encoding technology that we are developing is based on the MPEG-4 video international standard, and has been implemented on a powerful multimedia DSP.  The technology includes advanced pre-processing algorithms, advanced motion estimation algorithms and improved rate control algorithms.  We are also integrating an AAC (Advanced Audio Coding) encoder into our MPEG-4 products..

          Management technology. As part of the development of our media gateways products we have developed management software. We have implemented HTML software for management with web-based browsers and SNMP agents for some systems which can be integrated with generic network management systems like HPOpenView.

          Transcoding technology. An important feature developed for the MGW5100 is the ability to transcode one media format to another. We have developed the ability to transcode compression formats from MPEG-2 to MPEG-4, from MPEG-2 to Windows Media compliant compression and to transrate from MPEG-2 at a high bitrate to MPEG-2 at a lower bitrate. The source can be either VBR or CBR. We have also developed the ability to pass-through specified elements of the audiovisual information without transcoding, such as closed captions and audio streams. In addition to transcoding at the compression layer, we have further enhanced our networking capabilities to perform translation of the network layer between DVB, IP/Ethernet and ATM according to the needs of the service provider. With regard to ATM we have developed the capability of transmitting audiovisual content over native ATM and over IP over ATM.

          Carrier Class systems related technology.  As part of the development of the MGW5100, we have implemented such features as redundancy and scalability, no single point of failure, and the ability to meet NEBS requirements. These features are required by Telcos and service providers in order to ensure a reliable service to their customers.

          Video preprocessing and quality enhancement technology.  New applications for MPEG-2 like video / DSL and video on demand for the cable market have encouraged us to enhance the quality of our MPEG-2 video encoding at low bitrates. We are developing tools for quality measurement, preprocessing modules in DSP and FPGA and are researching more advanced techniques like look-ahead and adaptive preprocessing. The first implementations of this technology have already yielded good results for the encoders in the MGW5100.

Research and Development

          We believe that our innovative and versatile technology is at the core of our strength, and that our ability to enhance our current products, to develop and to introduce new products, to maintain technological competitiveness and to meet customer requirements is essential to our future success.  Accordingly, we devote and intend to continue to devote significant human and financial resources to research and development.  For example, we are currently focused on incorporating additional network capabilities, developing formats such as Microsoft WMT and MPEG-4, into our digital video network products.  We are also researching algorithms to improve the quality of our encoders using advanced preprocessing and are adding new functionality into our SDKs.  As part of the process of product development, we work closely with current and potential customers, dealers, distributors and leading companies in relevant industries to identify market needs and define appropriate product specifications. As of May, 2003, our research and development department comprised of 60 employees the majority of whom are located in our headquarters in Israel and the rest in our Mountain View (CA) facility. Our research and development net expenses were $6.2 million in 2000, $15.6 million in 2001 and $8.1 million in 2002.  Research and development grants we received were $1.4 million in 2000, $1.8 million in 2001, and $2.2 million in 2002.

          Our research and development efforts have been financed through internal resources as well as through programs sponsored by the Office of the Chief Scientist, or OCS, of the Israeli Ministry of Industry and Trade and the European Union.  Generally, grants from the OCS constitute up to 50% of qualifying research and development expenditures for particular approved projects.  Under the terms of the OCS participation, a royalty of 3% to 5% is due on revenues from sales of products and related services that are developed from projects funded by OCS.  Royalty obligations are capped at 100% of the dollar-linked amount of the OCS grant.  Royalties on grants recorded for programs beginning on or after January 1, 1999 bear interest linked to the LIBOR.  The manufacture of products developed with OCS grants must be performed in Israel, unless otherwise approved by the OCS.  Such approvals will generally be conditioned upon accelerating the rate of royalties and increasing the total amount to be paid to as high as 300% of the grant.  Israeli government consent is also required for the transfer to third parties of technologies developed under projects in which the government participates.  Such consent is not required for export from Israel of products developed with such technologies.  Through December 31, 2002, we received grants from the OCS aggregating $3.9 million for certain of our research and development projects.  As of December 31, 2002, accrued and paid royalties to the OCS totaled $2.8 million.  In addition to the general OCS grants, we have received royalty-free grants through our participation in a research program supported by the MOST Consortium and the STRIMM Consortium, a part of the OCS Magnet royalty-free program.  One of the goals of the MOST project was the creation and distribution of digital video over networks for on-line services.  The MOST consortium project was terminated on March 31, 2000.  The goals of the STRIMM project are to provide seamless usage of internet-base video and audio mail messaging services.  Various clients (using a PC, PDA, cellular phone or similar terminals) on various access networks (broadband and narrowband) would be able to receive and play video messages in stream mode without the need to download the (large) video message to their device.  Video format and network protocols will be transcoded without user intervention, according to the connection and device capabilities of the terminal.  The STRIMM project started on July 2000 and during May 2003 plans were submitted. We have applied for OCS approval for an additional two years, until July 2005.

          Through December 31, 2002, we recorded grants from the MAGNET, MOST and STRIMM consortiums aggregating $3.4 million.

          We are also involved in joint development projects with large European companies, such as Philips research, Deutsche Telecom, TDF, Aerospatiale Matra, Beta Research and THALES, conducted under the auspices of, and with financial assistance from, the European Union Research and Development Program.  Among the goals of these projects are providing solutions aimed at bridging between video streaming standards for the broadband and narrowband Internet and the development of tools and applications for the creation and secure distribution of digital video content.  We believe that participation in such projects increases our exposure to new technologies, products and potential customers.  These programs provide royalty-free funding to consortiums of industrial companies and academic institutions aimed at improving the competitiveness of European industry through technological research and development, partnerships and strategic alliances.  Through December 31, 2002 we have obtained approvals for grants for ten research and development projects for a total amount of approximately $3.5 million (of which approximately $3.1 million has already been offset against research and development expenses). Through our participation in the EC projects, Optibase is now widely recognized as a leader in advanced digital multimedia technologies.

Service and Support

          We believe that providing a high level of customer service and support is essential to our success.  Our technical support personnel provide world-wide services through each of our main offices in Israel, United States, China and Japan.  In the United States, we provide the first-line of support.  Outside of the United States, independent distributors provide the first-line of support in their respective territories, while in Israel, we provide a second-line of support.  We also support customer inquiries via a unique web based Help Desk system to which all our customers are linked, on-premises support, telephone and e-mail support, and provide additional technical information on our Internet home page.  We provide a one-year warranty on our hardware products and a three month free software upgrade on our software products.  We also organize technical seminars from time to time to further enhance the technical knowledge of distributors and resellers in the use of our products.

Manufacturing and Sources of Supply

          Our manufacturing facilities, located in Herzliya, Israel, perform procurement of components, final assembly, testing and quality control of our products.  We out-source assembly of hardware modules to multiple manufacturers in Israel who work in accordance with our designs and specifications.  This outsourcing strategy has improved product quality and our gross margins.  Quality control of our products is conducted at various production stages, both at the subcontractor’s and our facilities.  We have implemented a supplier qualification program to ensure subcontractor quality standards.  We monitor board performance by way of statistical survey and a reporting system that tracks boards from initial inspection to shipment.

          To accommodate increased production levels, we have initiated a program of subcontracting the manufacturing of high-volume products to manufacturers who also procure the required components.  Under this system, we purchase fully assembled and tested products at predetermined prices.  We intend to continue to outsource additional products as production levels increase and we are satisfied as to the quality control of our subcontractors.  These types of arrangements will allow us to focus on the manufacture of low-volume products, which are generally more complex in nature and require more rigorous assembly, testing and quality control procedures.

          Key components used in our VideoPlex Xpress, MovieMaker 200, MovieMaker, MM200S, MM100S, MGW5100, MGW 2000,MediaPump and other products and systems are presently available from, or supplied by, only one source and other components are available from limited sources.  These key components included, for example:

•	Video compression and decompression chips manufactured by LSI Logic which are used in our MPEG-1 and MPEG-2 encoders and decoders;
•	Processors compression chips manufactured by Equator Technologies Inc, which are used in our MGE400 and MM400 encoders;
•	SDI interface chips from Gennum;
•	Video A/D and D/A chips from Philips which are used in our encoders and decoders;
•	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
•	Decoder chips manufactured by Zoran Corporation, which are used in our decoders;
•	Audio A/D, D/A and decompression chips manufactured by Crystal, which are used in our encoders and decoders;
•	Motorola, Inc.’s DSPs , which are included in our decoders and encoders;
•	The MP503 manufactured by Cyclone, the suppliers of one of our MediaPump hardware platforms; and
•

Various modules, which are integrated in our new generation system, the MGW5100, as follows: Switch by PTI (PERFORMANCE Technologies, Inc), host by Motorola backplane and alarm board by Kaparel Corporation, Pentium module by Jumptech Adastra and Compact PCI platform by E.P.S. (Israel) TECH 1992 LTD.

          Although we generally do not have long term supply contracts with our suppliers, we have in the past been able to obtain supplies of components and raw materials in a timely manner and upon acceptable terms.  We cannot assure you that we will not face in the future interruptions or delays in supply of key components.  The design of components to replace any of these limited source components could require six months or more, and our results of operations could be adversely affected in the event of an extended interruption or delay.

Competition

          As a provider of high quality MPEG-based video products, we face actual and potential competition from numerous competitors.  Our most direct competitors offer MPEG based encoding and decoding hardware and software development tools similar to those we offer with varying feature sets and at varying price ranges.  Actual and potential competitors include VideoTele Inc., Tandberg Television ASA, Harmonic Inc., Minerva Inc., VBrick Systems Inc., Amnis Systems (formerly Optivision, Inc.), Winnov Inc., Pinnacle Systems Inc., Sigma Designs, Inc., Matrox, Vela Research, Inc., Darim Vision Ltd., Canopus, SkyStream Inc., DVS and Viewcast Inc. We also expect to see increasing indirect competition from vendors of software encoders and decoders like Digital Rapids, Ligos and Intervideo.

          The digital video products industry is undergoing a period of consolidation in which companies, including some of our competitors, are participating in business combinations.  These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, and technology and marketing expertise than we do.  To compete effectively, we must continue to offer high-quality hardware platforms and a robust, feature-rich software development kit.  We must also provide extensive technical support, allowing for easy integration of our products with other systems, thereby reducing our sales cycle time to system integrators.

          We expect price competition to escalate in the video networking industry.  We have consistently attempted to minimize the effect of price reductions in the market by introducing more sophisticated products at the top of our product line, and thereby maintain selling prices.  However, anticipated competition may force us in the future to lower product prices on a regular basis and add new products and feature at lower prices.

          We must also continue to expand our product distribution channel, domestically and internationally, by making sure that both video networking and content creation products are covered by suitable and capable distributors.  We cannot assure you that we will be able to compete effectively on these bases.

Intellectual Property

          Our future success and ability to compete are dependent, in part, upon our proprietary technology.  We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. Relating to technologies developed in Optibase Ltd., we hold five issued patents, two granted in Israel and three granted in the U.S.  Also relating to these technologies, we have five patent applications pending in the U.S., three of which concern MPEG-4 technologies. We have two PCT patent applications pending in the WIPO, one of them relating to the MGW5100 and the other relating to MPEG-4.

          We have also acquired one issued patent in connection with the Viewgraphics transaction, relating to the DVB splicing technology. In addition, with that transaction we have also acquired seven pending patent applications in the U.S. concerning our DVB technology. One of those applications is also pending in six patent offices around the world.

          We cannot assure you that any patents will be issued pursuant to our current or future patent applications or that patents issued to us will not be invalidated, circumvented, challenged or licensed to others.  In addition, we cannot assure you that the rights granted under any such patents will provide us with competitive advantages.  We cannot assure you that any patents issued to us will be adequate to stop unauthorized third parties from copying our technology, designing around our patents or otherwise obtaining and using our products, designs or other information.  In addition, we cannot assure you that others will not develop technologies that are similar or superior to our technology.  Furthermore, we believe that factors such as the technological and creative skills of our personnel, new product developments, product enhancements and marketing activities are just as essential as the legal protection of proprietary rights to establishing and maintaining a competitive position.

          We also rely on confidentiality agreements to protect our proprietary rights.  It is our policy to require employees and consultants and, when possible, suppliers, to execute confidentiality agreements with us.  We cannot assure you that our efforts to protect our proprietary rights will be adequate.  Litigation may be necessary to enforce our intellectual property rights and to protect our trade secrets, and we cannot assure you that such efforts will be successful.  In addition, the laws of certain countries in which our products are licensed or distributed do not protect our products and intellectual property rights to the same extent as the laws of the United States or Israel.  Accordingly, effective trademark, copyright and patent protection may be unavailable in certain foreign countries.  Our inability to protect our proprietary rights effectively could have a material adverse effect on our business, financial condition and results of operations.

          Many participants in the digital video market have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement.  From time to time, we receive notices relating to alleged infringement.  In some cases, we have not received subsequent communications after responding to the initial claim or we believe that the correspondence requires no further action on our behalf.  In some other cases, we have resolved the matters on commercially reasonable terms or requested additional information in order to determine the merits of the notice.  However, we cannot assure you that future claims will be resolved on such terms, and failure to resolve such claims on such terms could result in a material adverse effect on our business, financial condition and results of operations.  We expect that companies will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.  Responding to such claims, regardless of merit, could cause product shipment delays or require us to enter into royalty or licensing arrangements to settle such claims.  Any such claims could also lead to time-consuming, protracted and costly litigation, which would require significant expenditures of time, capital and other resources by our management.  Moreover, we cannot assure you that any necessary royalty or licensing agreement will be available or that, if available, such agreement could be obtained on commercially reasonable terms.

Effect of Government Regulation of our Business

          Regulation of our business by the Israeli government affects our business in several ways. We benefit from certain tax incentives promulgated by the government of Israel, including programs sponsored by the Office of Chief Scientist, or OCS, of the Israeli Ministry of Industry and Trade, for the support of research and development activities. We also obtained funding from the MOST and STRIMM consortium, which is a part of the OCS Magnet program.  We are subject to Israeli Companies Law, which regulates the activities of companies incorporated in Israel. Please see the section entitled “Risks Related to Operating in Israel “ in Item 3.D. Risk Factors, as well as Item 10. Additional information, for more information on the effects of governmental regulation of our business.

4.C Organizational Structure

          Optibase has two wholly owned subsidiaries: Optibase Inc. in the United States, and Optibase B.V. in the Netherlands.  Incorporated in 1991 and currently located in Mountain View, California, Optibase Inc. manages our North American sales, marketing and customer support activities. Optibase Europe Ltd., a former subsidiary of Optibase was dissolved in July 2002.   Immediately following the acquisition of Viewgraphics in December 2000, Viewgraphics operated as a wholly owned subsidiary of Optibase, Inc. under the name Optibase U.S., Inc., which was merged into Optibase Inc. in June 2001.  We currently maintain our sales activities in Europe through local employees residing in various European countries.  We have such offices in Austria and France, while the activity in other countries is managed directly from Israel.  In 1999 and 2000, we established offices in Japan and in China in order to cultivate closer relationships with local sales forces and potential system integrators and to expand our business development activities in the local markets.

4.D Property, plants and equipment

          Our headquarters are located in offices occupying approximately 25,385 square feet in Herzliya Pituach, Israel, out of which 2,902 square feet are subleased.  Our lease on this space expires on December 31, 2008.

          Optibase, Inc.’s headquarters occupy approximately 15,000 square feet in Mountain View, California. The current lease expires on July 31, 2006.

          At the present time, we maintain small one-man offices in France and Austria. We also rent an office of approximately 1,496 square feet in Beijing, China pursuant to a one-year lease that will expire in December 2003.

Item 5. Operating and Financial Review and Prospects

          The following discussion and analyses about our financial condition and results of operations contain forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from the results discussed in the forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those set forth under 3.D—Risk Factors” Section 5.D—Trend Information, as well as those discussed elsewhere in this Annual Report.  You should read the following discussion and analysis in conjunction with the “Selected Consolidated Financial Data” and the Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

          We provide high-quality, cost-effective products that enable the preparation and delivery of digital video based on MPEG and Windows MediaTM over ATM, DVB, the Internet protocol (IP) and other packet-based networks.    We have created a breadth of product offerings used in applications such as delivery of video over broadband networks, digital video archiving, distance learning and business television.  We were founded in 1990 and have experienced a decrease in our level of revenues in recent years, from $30.7 million in revenues in 2000 to $29.4 million in revenues in 2001 and $20.4 million in revenues in 2002.  However, our net loss has decreased to a net loss of $12.9 millions in 2002 from a net loss of $39.1 million in 2001 after increasing from a net loss of $8.96 millions in 2000.  The recent decreases in our net loss were mainly a result of the management’s efforts to reduce operating expenses and improve financial performance beginning in the third quarter of 2001. As of December 31, 2002, we had accumulated losses of $64.2 million.

          Since our commencement of operations in 1990, we have made significant investments in research and development, focusing on MPEG-based digital video technology and expanding into next generation of broadband networks.  We have regularly introduced new products and enhancements and other modifications of our existing products.

          MPEG-1 specifications were substantially finalized in 1991.  In 1992, we introduced our first MPEG-l decoder and introduced our first real-time MPEG-l encoder in late 1993.  MPEG-2 specifications were substantially finalized in 1993.  By 1995, we had released our first MPEG-2 decoder and, in 1996, our first MPEG-2 encoder.  Since 1996, we have combined our video streaming transfer products and extensive MPEG experience to introduce a series of networking products.  Since 1993, we have produced content creation tools.  In 1995, we introduced our video CD content creation tool.  We further developed our content creation product line by introducing our MPEG-based DVD content creation tool DVDFab! in 1998.  In the first quarter of 2000, we released MPEG ComMotion Pro, which is a scalable, Web-based networking software application enabling the transmission of MPEG-1 and MPEG-2 digital video and MP3 digital audio over private broadband networks.  In November 2000, we released our MGW 2000, first product of our new MGW product line, which provides streaming media gateway solutions for enterprises and broadband markets.  In November 2002, we released the MGW 2400, which enables direct streaming of video into the Internet, Intranets and other broadband IP networks in MPEG-4 and WMT formats. In December 2002, we released the MGW 5100, a carrier class product that enables encoding, transcoding and streaming of video over  broadband IP networks. With the acquisition of Viewgraphics in the year 2000, two main new product families were added to our product portfolio – the MediaPump 503 DVB to PCI interface product line and the VideoPump uncompressed SDI to PCI interface products. During 2001, the MediaPump was redesigned and enhanced, and an entirely new and improved product family, the MediaPump 533 was introduced. We also introduced the MGW 3100 DVB/IP Gateway system, based on the MediaPump products. In the third quarter of 2002, due to the loss of SeaChange as a customer of our MediaPump products and after assessing market conditions, we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100. We also decided to shut down the VideoPump and MGW 3100 product lines, while continuing to support and sell the MediaPump.

          Critical Accounting Policies

          Our critical accounting policies are as follows:

•	Revenue recognition;
•	Estimating valuation allowances and accrued liabilities, specifically the trade receivable allowances for doubtful debts;
•	Inventories;
•	Review of goodwill, intellectual property and other intangible assets arising on capitalized purchased technology for impairment;
•	Review of equity investments for impairment;
•	Review of marketable securities investments for classifications and impairment; and
•	Review for impairment of intangible assets.

          Revenue recognition

          We generate revenues mainly from the sale of hardware products and also from insignificant sales of software products. We sell our products worldwide through distributors, systems integrators, VARs and OEMs who are considered end-customers.

          Revenues from product sales are recognized in accordance with Staff Accounting Bulleting No. 101, “Revenue Recognition in Financial Statements” (“SAB No. 101”), as amended, when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Upon delivery, titles and risks are transferred to the customer and no significant obligations exist after delivery has occurred. Estimated warranty costs, which are insignificant, are based on our past experience and are accrued in the financial statements.

          Revenues from software sales, which are insignificant, are recognized according to Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”) (as amended). Therefore, revenues from software sales are recognized when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable and collectibility is probable. Upon delivery, titles and risks are transferred to the customer and no significant obligations exist after delivery has occurred.

          Deferred revenues include amounts received from customers and goods shipped to customers, for which revenue has not yet been recognized.

          We assess collection based on a number of factors, including past transaction history, credit worthiness of the customer and in some instances a review of the customer’s financial statements. We insure a substantial part of our customers with credit insurance in cases of bankruptcy.

           We recognize maintenance over the contractual period for the maintenance, which is generally one-year. Maintenance is available at multiple levels of support. Quotes are optional and depend on whether a customer chooses to buy a maintenance contract or not.

           Our arrangements do not generally include an acceptance requirement. However if such an acceptance provision exists, then revenue recognition is deferred until written acceptance of the product has been received from the customer. All of our agreements in which revenues are recognized are non-refundable and non-cancelable.

     Estimating valuation allowances and accrued liabilities, specifically the trade receivable allowance for doubtful debts

          We review on a continuing basis the uncollectibility of the trade accounts receivable and the adequacy of the allowance for doubtful debts against the trade receivables. We specifically analyzes customer accounts, account receivable aging reports, history of bad debts and the business or industry sector to which they belong, customer concentrations, customer credit-worthiness, current economic trends and any other pertinent factors that come to light and to our attention. Generally a provision will be made when a trade receivable becomes 90 days past due. In exceptional cases, a provision after 90 days past due will be waived when, after due diligence with the customer, we are confident that the receivable is still collectible and the customer has demonstrated that payment is forthcoming. During fiscal year 2002, we provided for approximately $75,000 of doubtful debt provision. In addition, we provide approximately 2% of the trade receivable amount as general provision of doubtful debt.

          We are able to make reasonably objective judgments on the adequacy of other provisions relating to trade accruals. In the case of contingent liabilities, no provision has been made. This has involved significant judgment that either we will prevail in the case of litigation or have sufficient insurance to cover an adverse outcome of any such material proceeding.

Inventories

          Significant judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated or obsolete, or because the amount on hand is more than can be used to meet future need, or excess. We also provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand and changing technologies. On December 31, 2002, our inventory reserves were approximately $859,000, or 16.9% of our $5.1 million gross inventories.

          We value our inventories at the lower of cost or market.

     Review of goodwill, intellectual property and other intangible assets arising on capitalized purchased technology for impairment

          We assess the impairment of long-lived assets and related goodwill, intellectual property and other intangibles whenever an event occurs that indicates that the carrying value may not be recoverable. The factors we consider important in this assessment include but are not limited to the following:

•	Significant changes in the manner of our use of the acquired assets or our strategy; and

•	Significant negative industry or economic trends.

          The determination that the carrying value of intangibles, long-lived assets and goodwill arising on the purchase of intellectual property may not be recoverable is based upon the existence of one or more of the above factors. We assess whether impairment exists by conducting an impairment review in which we compare the carrying value of the assets to their fair value in accordance with SFAS 142.

          In 2002, SFAS 142 became effective. During 2002 we implemented the impairment tests required by SFAS 142. Accordingly, a transitional goodwill impairment loss of $854,000 as of January 1, 2002 was recorded as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

          In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for fiscal years beginning after December 15, 2001. As discussed in Note 2 to the Consolidated Financial Statements, we adopted SFAS 144 in January 2002. In the second quarter of 2002, we reassessed the technology acquired from Viewgraphics in December 2000, and determined that it was unlikely that any future value would be realized from such technology. As of June 30, 2002, the carrying value of the technology, which was recorded as intangibles, was $6.8 million. Based on SFAS No. 144, our intangible assets carrying value of $6.8 million was in excess of its fair value of zero. Therefore, we wrote-off the $6.8 million carrying value of our intangible assets as of June 30, 2002. Net intangible assets at December 31, 2002 amounted to $220,000.

     Review of Equity Investments for impairment

          We have made certain equity investments in other companies, which the management believes are in our best interest and may promote our strategic objectives. Before investments are executed, they are approved by our executive management and our board of directors. Generally, management designates an executive staff member to either serve on the board of directors of the investee as a voting member or serve as an observer. This process assists management in monitoring the investment and in determining when an impairment review of the investment may be required. Our management performs a review of equity investments on a quarterly basis to determine if a provision for impairment is required. This process, while based on reasonably objective evidence supplied by the investee, is combined with due diligence sought from general economic trends and indicators. Significant management judgment is made when conducting these reviews and future developments in the investee may result in the impairment provision becoming a write-off or reversed to some extent.

     Review of marketable securities investments for impairment

          As of December 31, 2002 all marketable securities investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in shareholders’ equity. Investment income is recorded when earned. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination.

          Testing for impairment of investments also requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The current economic environment and recent volatility of securities markets have increased the difficulty of determining fair value and assessing investment impairment. The same influences tend to increase the risk of potentially impaired assets.

5.A Operating results

Revenue and Sales

          The following table sets forth, for the periods indicated, the percentage of total consolidated sales derived from sales into each of the regions identified in the table, regardless of the operating unit, which generated the sale.  For certain financial information presented on the basis of geographic operating units, please see note 15a to our Consolidated Financial Statements included elsewhere in this Annual Report.

	Year Ended December 31,

Region	2000	2001	2002

North America	48%	52%	61%
Europe	15%	15%	12%
Far East	21%	25%	23%
Other countries, including Israel	16%	8%	4%

          The percentage of our revenues derived from sales into North America increased in 2002 compared to 2001.  The increase resulted primarily from higher sales and marketing efforts in North America. At the same time our revenues in dollar amount from sales in North America decreased as a result of the ongoing weakness in the technology sector and the loss of SeaChange as a customer of our MediaPump products, which significantly reduced our revenues beginning in the second quarter of 2002. Our sales into Europe decreased in terms of absolute dollars and as a percentage of our total revenues during this period, due to weak market conditions in Europe.  Revenues derived from sales into the Far East had also decreased in 2002 as a result of a reduction of sales by one of our main distributors in the region.  The significant decrease in sales in other countries, including Israel, in 2002 primarily reflects slow orders from Gilat Satellite Networks as well as the ongoing weakness in the technology sector.

          In North America, we sell directly to system integrators, OEMs and value-added resellers, or VARs.  Outside of North America, we sell directly to system integrators, OEMs, VARs and other distributors.  Sales of our products to system integrators can involve a lengthy process and the timing of volume orders from system integrators can be difficult to forecast.  As a result, revenues may fluctuate from quarter to quarter depending on the timing and volume of orders.  Since these types of customers typically request initial delivery within four to eight weeks of their placement of orders, we have historically had a minimal backlog of orders.  Combined sales to our three leading system integrators accounted for 30% of our revenues in 2000, 23% of our revenues in 2001 and 30% of our revenues in 2002.  Combined sales by three leading distributors of our products accounted for 13% of our revenues in 2000, 13% of our revenues in 2001 and 14% of our revenues in 2002.

          The majority of our revenues are derived from sales of our standard product offerings.  Additionally, from time to time, we have the opportunity to develop customized products, which require varying amounts of modifications to our standard products and existing technology.  Except for those situations that provide the potential for large orders or strategic relationships with well-known market leaders, we attempt to limit our commitments for customized products.  The percentage of revenues represented by standard products and customized products, respectively, fluctuates from period to period depending on a variety of factors, including the number, size and timing of customized product activities.  In each of 2001 and 2002, special engineering projects accounted for less than 3% of revenues.

          Generally, we recognize revenues when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and no significant future obligations exist.  Revenues from software sales are recognized when delivery has occurred, persuasive evidence of an arrangement exists and the vendor’s fee is fixed or determinable and collectibility is probable.  We recognize revenues from large customized project contracts according to the percentage of completion method of accounting, based on the contractual value of the work performed up to the balance sheet date, and the ratio of actual cost incurred to total contract costs.

Research and Development

          We participate in programs sponsored by the Office of Chief Scientist, or OCS, of the Israeli Ministry of Industry and Trade, for the support of research and development activities.  Through December 31, 2002, we had received grants from OCS aggregating $3.9 million for certain of our research and development projects.  We are obligated to pay royalties to the OCS of 3% to 5% of the sales of the products and other related revenues developed from such projects, up to an amount equal to 100% of the grants received linked to US dollar.  Royalties on grants recorded for programs beginning on or after January 1, 1999 bear interest linked to the London Interbank Offered Rate, or LIBOR.  Through December 31, 2002, we have accrued and paid royalties to the OCS in the aggregate amount of $2.8 million.  At December 31, 2002, the aggregate OCS contingent liability was $1.1 million.  We consider any royalties paid in respect of these grants as a cost of revenues.  Please see Note 11b to the Consolidated Financial Statements for a more complete discussion of these grants.

          We also obtained funding from the MOST and STRIMM consortium, which is a part of the OCS Magnet program.  The Magnet is a royalty-free program, encouraging cooperation among industrial companies and research institutions.  Human resources and funds are pooled to advance knowledge and technological development in highly specialized fields.  The MOST consortium project terminated on March 31, 2000.  The STRIMM consortium started in July 2000 and during May 2003 plans were submitted and are waiting OCS approval for an additional two years that will last until July 2005.  Through December 31, 2002, we obtained grants from the MOST and STRIMM consortium aggregating $3.4 million.

          We are taking part in non-royalty joint development projects with large European companies, such as Philips research, Deutsche Telekom, TDF, Aerospatiale Matra, Beta Research and THALES conducted under the auspices of, and with financial assistance from, the European Union Research and Development Programs (the Fourth and Fifth Framework Programs for Research and Technological Development, or EU RTD).  Among the goals of these projects are providing solutions aimed at bridging between video streaming standards for the broadband and narrowband Internet and the development of tools and applications for the creation and distribution of digital video content.  We believe that participation in such projects increases our exposure to new technologies, products and potential customers.  The EU RTD provides royalty-free funding to consortiums of industrial companies and academic institutions.  These programs aim to improve the competitiveness of European industry through technological research and development, partnerships and strategic alliances.  We have obtained approval for grants for ten research and development projects for a total amount of $3.5 million, of which $3.1 million has been offset through December 31, 2002 against research and development expenses.

          Our software development costs are charged to income as incurred until technological feasibility is determined.  Upon establishment of technological feasibility for the relevant product, we capitalize software costs in accordance with Statement No. 86 “Accounting for the Cost of Computer Software to Be Sold, Leased or Otherwise Marketed,” of the Financial Accounting Standards Board.  Under this policy, we capitalized research and development expenditures equal to $80,000 in 2000, $160,000 in 2001 and $120,000 in 2002.  We amortize capitalized software costs on a product-by-product basis commencing with general product release by the greater of the amount computed using:  (1) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (2) the straight-line method over the estimated useful life of the product (three to five years).  We recognized amortization expenses on proprietary software equal $64,000 in 2000, $60,000 in 2001 and $54,000 in 2002.  In the event that the software development net costs exceed the net realizable value of the product, we will write down the costs to net realizable value.

          We cannot assure you that any of the types of research and development grants we previously received will remain available in the future upon their current terms or at all, or, if such types of grants are available, that we will qualify to receive further grants.  Israeli companies are generally subject to income tax at the corporate rate of 36%.  However, we are eligible for certain tax benefits which should result in our income being taxed at a rate which is significantly lower than the maximum rate for some time after we begin to report taxable income and exhaust our net operating loss carry-forward.  Please see “Item 10.E – Taxation.”

Compensation Expenses

          Through the year 2000, we recorded deferred stock compensation of $6.5 million, relating to share options and escrow held shares granted with an exercise price below the deemed fair market value of our outstanding ordinary shares on the date of the grant.  Deferred stock compensation expense related to share options is allocated to expenses relating to the employees who received those share options and is recognized as the options vest.  Amortization of deferred stock compensation and escrow held shares expense of $353,000, $2.2 million and $1.4 million was recognized in the years 2000, 2001 and 2002 respectively.  Of the total deferred stock compensation expensed in 2002, $1.2 million was recorded as research and development expenses, $21,000 was recorded as general and administrative expenses and $167,000 was recorded as selling and marketing expenses.  Please see Note 2t to the Consolidated Financial Statements. To date deferred stock compensation in our balance sheet totals at approximately $132,000, and we expect all of which will be amortized by the end of fiscal year 2003.

Statement of Operations

          Since our inception in 1990 until December 31, 2002, we have accumulated losses of $64.2 million. We did not become profitable on an annual basis until 1997. We were profitable starting from the quarter ended September 30, 1997 until the quarter ended September 30, 2000. We incurred a net loss of $12.9 million for fiscal year 2002. Our operating results for future periods will continue to be subject to numerous uncertainties and we cannot assure you that we will be able to return to profitability on a quarterly or annual basis in the future. Historical results are not necessarily indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. Please see Item 3.D -”Risk Factors” and Item 5.D “Trend Information.“

          The following table sets forth, for the periods indicated, from our consolidated statements of operations data as percentages of our revenues:

	Year Ended December 31,

	2000	2001	2002

Revenues	100.0%	100.0%	100.0%
Cost of revenues	42.7	51	50.3
Gross margin	57.3	49	49.7
Operating expenses:
Research and development, net	20.3	52.9	39.8
Selling and marketing, net	28.4	36.9	39.1
General and administrative	7.4	16.7	10
Impairment of acquired intangibles	71.1	33.2
Restructuring cost	7	2.5
In process research and development write off	47
Total operating expenses	103.1	184.6	124.6
Operating (loss)	(45.8)	(135.6)	(74.9)
Other income (expenses), net	0.03	0.01	(0.1)
Financial income, net	16.6	3	18.2
Net (loss) before tax	(29.2)	(132.6)	(56.8)
Provision for tax	0.2	0.6
Loss after income tax	(29.2)	(132.9)	(57.4)
Equity in loss of affiliate	1.6
Net loss before cumulative effect of changes in accounting principle	(29.2)	(132.9)	(59)
Cumulative effect of changes in accounting principle	4.2
Net (loss)	(29.2)%	(132.9)%	(63.2)%

Results of Operations for the Years Ended 2002 and 2001

          Revenues.  Revenues consist of gross sales of products, less discounts, refunds and returns.  Our revenues decreased by 30.6% to $20.4 million in 2002 from $29.4 million in 2001.  The decrease resulted primarily from the overall weakness in the technology market following the September 11, 2001 terrorist attacks in the United States, and the loss of SeaChange as a customer of our MediaPump products, which have significantly reduced our revenues for the second quarter of 2002 and affected us in the following quarters of 2002. We have also experienced a reduction in sales of our MGW 2000 product line to approximately $2.7 million in 2002 from approximately $4.2 million in 2001, which was partially offset by approximately $1.1 million sales of V.box products, which started in 2002. Revenues in North America in 2002 were down in absolute dollar amount, but were up as a percentage of total revenues. This percentage increase resulted primarily from worse market conditions in Europe and the Far East compared to those in North America.

          Cost of Revenues.  Cost of revenues consists primarily of raw material costs, costs of subcontracting manufacturing and assembly, labor expense, write-off of obsolescence inventory, royalty payments made to the OCS, amortization of capitalized software development costs, other acquisition related costs and allocated overhead attributable to our production operations.  Cost of revenues decreased by approximately 31.6% to $10.3 million in 2002 from $15 million in 2001.  Cost of revenues as a percentage of revenues decreased to approximately 50.3% in 2002 compared to approximately 51% in 2001. The decrease was primarily due to acquisition-related costs, which were impaired during the quarter ended June 30, 2002 and were not charged to the cost of revenues thereafter, as well as the overall weakness in the technology market which led to reduction in prices of our raw materials and in our manufacturing costs. During 2002, we started manufacturing and selling V.box products, which as a percentage of revenues have a higher cost compared to the other product lines. We expect cost of revenues to fluctuate as a percentage of revenues in the future depending, in part, on our product mix.

          Research and Development Expenses, Net.  Research and development expenses, net, consist primarily of labor expenses, development-related raw materials, acquisition related costs and stock option compensation charges and related overheard, offset by grants.  Research and development expenses, net, decreased by approximately 47.8% to $8.1 million in 2002 from $15.6 million in 2001.  As a percentage of revenues, research and development expenses, net, decreased to approximately 39.8% in 2002 from approximately 52.9% in 2001.  Amortization of intangible assets and deferred stock compensation expenses beginning in the fourth quarter of 2000, as a result of the acquisitions of Viewgraphics and HiTV, decreased to $1.5 million in 2002 from $4.4 million in 2001. In addition, the decrease in research and development expenses can primarily be attributed to the decrease in labor and subcontractors costs. Research and development grants received from the OCS Magnet and the EC increased to $2.2 million in 2002 from $1.8 million in 2001. We expect research and development expenses, net to decrease in absolute dollars in the future, primarily due to the impairment of intangibles that was made during 2002. As a result those intangibles assets are no longer amortized as part of research and development expenses, net. We are also continuing our ongoing efforts to reduce operating expenses and improve financial performance.

          Selling and Marketing Expenses, Net.  Selling and marketing expenses, net, consist primarily of compensation expenses, promotional expenses, travel, royalties paid to the Marketing Fund and related overhead and expenses.  Selling and marketing expenses, net, decreased approximately in 26.3% to $8 million in 2002 from $10.8 million in 2001.  As a percentage of revenues, selling and marketing expenses, net, increased to approximately 39.1% in 2002 from approximately 36.9% in 2001.  The dollar decrease in selling and marketing expenses is primarily due to a reduction in sales compensation expenses and reduction in tradeshows and Marcom activities.  Selling and marketing expenses will fluctuate as a percentage of revenues, depending, in part, on fluctuations in the level of revenues.

          General and Administrative Expenses.  General and administrative expenses consist primarily of compensation costs, fees to outside consultants, legal and accounting fees, acquisition related costs and stock option compensation charges and certain office maintenance costs.  General and administrative expenses decreased approximately 58.4% to $2.1 million in 2002 from $4.9 million in 2001.  As a percentage of revenues, general and administrative expenses decreased to approximately 10% in 2002 from approximately 16.7% in 2001.  The decrease is due primarily to a decrease in amortization of intangible assets and deferred stock compensation expenses resulting from the purchase of Viewgraphics and HiTV during the forth quarter of 2000, totaling $21,000 in 2002 compared to $1.5 million in 2001, reduced labor costs, decreasing usage of consultants and experts, decreased provision for doubtful accounts partially offset by an increase in insurance costs.

          Impairment of Acquired Intangibles and related tangible assets.  In September 2001, following a continued decrease in our market capitalization we implemented an impairment test on our acquired intangibles. As a result of the analysis (conducted by an independent evaluator) we recorded expenses totaling $20.9 million due to impairment of acquired intangibles. Under the new accounting rules published in June 2001, by the Financial Accounting Standard Board, SFAS 141 and SFAS No. 142 effective for fiscal years beginning after December 15, 2001, goodwill and intangible assets will be subjected to annual impairment tests. In August 2001, the FASB issued SFAS 144 which is effective for fiscal years beginning December 15, 2001. SFAS 144 supersedes FASB Statement No. 121, “Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions relating to the disposal of a segment of a business under Accounting Principles Board Opinion No. 30. Because in the second quarter of 2002 we lost SeaChange as a customer of our MediaPump products and due to the decrease in our market value at that time, we have reassessed several assets, mainly intangibles, in our financial statements. Impairment of these assets was required according to the rules of SFAS 144. As a result, we recorded impairment charge of acquired intangibles totaling approximately $6.8 million during 2002.

          Restructuring cost.  In the third quarter of 2002, due to the loss of SeaChange as a customer of our MediaPump products and after assessing markets conditions, we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100. We also decided to shut down the VideoPump and MGW 3100 product lines. As a result we incurred restructuring costs totaling approximately $505,000, which costs were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction. In September 2001, as part of the management’s aggressive efforts to tighten cost controls and improve financial performance, we underwent a restructuring process. The restructuring costs, totaling approximately $2.1 million, were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction.

          Operating Income.  As a result of the foregoing, we recorded operating loss of $15.3 million in 2002 compared with an operating loss of $39.9 million during 2001.

          Other Income (Expenses), Net.  We recorded other expenses of $14,000 in 2002, compared to other income of $4,000 in 2001.  Both expenses and income in 2002 and 2001 are related to a sale of fixed assets.

          Financial Income (Expenses), Net.  Financial expenses consist primarily of interest we paid on bank credit lines.  Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities. Exchange differences occur as a result of the change of the NIS value relative to the U.S. dollar.  We recorded financial income, net of financial expenses, of $3.7 million in 2002, compared with $875,000 million in 2001.  The increase in 2002 resulted primarily from higher yields on certain investment graded financial investments made through 2002, also our financial income, net, during 2001 suffered due to an other than temporary impairment of financial instruments of approximately $1.8 million, which did not occur in 2002.

          Net loss before tax.  We recorded a net loss before tax of $11.6 million in 2002, compared with a net loss before tax of $39.0 million in 2001.

          Provision for tax. We have completed our tax assessments with the tax authorities in Israel for the fiscal years 1997 through and including 2001. As a result we have made additional provisions of approximately $124,000 in 2002 further to the provision made in 2001 of approximately $67,000.

          Loss after income tax.  We recorded a net loss after income tax of $11.7 million in 2002, compared with a net loss before tax of $39.1 million in 2001.

          Equity in loss of affiliate.  In respect of an investment we made in V.Box Communication Ltd,, we implemented the hypothetical liquidation method in accordance with EITF 99-10 and APB 18, in measuring our relative part in the invested company financial results. Equity in loss of affiliate totaled approximately $325,000 in 2002.

          Net loss before cumulative effect of changes in accounting principle.  We recorded a net loss before cumulative effect of changes in accounting principle of $12.1 million in 2002, compared to $39.1 million in 2001.

          Cumulative effect of changes in accounting principle.  During the second quarter, ended June 30, 2002 and according to the requirements of SFAS 142, we completed our goodwill impairment analysis and recognized a transitional goodwill impairment loss of $854,000 as of January 1, 2002, which was recorded as the cumulative effect of a change in accounting principle in our consolidated statement of operation.

          Net loss.  We recorded net loss of $12.9 million in 2002, compared with a net loss of $39.1 million in 2001.  As a percentage of revenues, net loss decreased to approximately 63.2% of revenues in 2002 compared to approximately 132.9% of revenues in 2001.

Results of Operations for the Years Ended 2001 and 2000

          Revenues.  Our revenues decreased by 4.1% to $29.4 million in 2001 from $30.7 million in 2000.  The decrease resulted primarily from the overall weakness in the technology market following the September 11, 2001 terrorist attacks in the United States. However, we were able to maintain this level of sales due to strong sales of our products to SeaChange mainly of the MediaPump and the MovieMaker 200 Encoder of approximately $3.8 million, strong sales of other products integrated from Viewgraphics of approximately $4.4 million and sales of approximately $4.2 million of our Media Gateway family product line.  These sales partially compensated the reduction in revenues coming from Harmonic, Cisco and Gilat.  Revenues in North America in 2001 were both up in absolute dollar amount and as a percentage of revenues, mainly as a result of sales to SeaChange and the revenues of Viewgraphics’ integrated products.

          Cost of Revenues.  Cost of revenues increased by approximately 14.6% to $15 million in 2001from $13.1 million in 2000.  Cost of revenues as a percentage of revenues increased to approximately 51% in 2001 compared to approximately 42.7% in 2000. The increase was primarily due to acquisition-related costs totaling $1.2 million during 2001, the integration process with Viewgraphics, the increase in product offering and the aggressive competition. These costs will continue to influence our cost of revenues until 2005.

          Research and Development Expenses, Net.  Research and development expenses, net, increased by approximately 149% to $15.6 million in 2001 from $6.2 million in 2000.  As a percentage of revenues, research and development expenses, net, increased to approximately 52.9% in 2001 from approximately 20.3% in 2000.  As part of our strategy to speed up the commercialization of our new family product line of the Media Gateway, we had increased our Research and Development expenses, mainly labor costs.  In addition, as a result of the acquisition of Viewgraphics and HiTV, we faced an increase in amortization of intangible assets and deferred stock compensation expenses beginning in the fourth quarter of 2000, totaling $4.4 million in 2001 and $600,000 in the fourth quarter of 2000.  Research and development grants received from the OCS Magnet and the EC increased to $1.8 million in 2001 from $1.4 million in 2000.

          Selling and Marketing Expenses, Net.  Selling and marketing expenses, net, increased approximately by 24.5% to $10.8 million in 2001 from $8.7 million in 2000.  As a percentage of revenues, selling and marketing expenses, net, increased to approximately 36.8% in 2001 from approximately 28.4% in 2000.  The dollar amount increase in selling and marketing expenses is primarily due to increased sales commission volume, increased costs and marketing activities of our United States operations, our office in Japan, and our new office in China, and the decrease in grants received from the Marketing Fund.  The increase was partially offset by decreasing royalties.

          General and Administrative Expenses.  General and administrative expenses increased approximately by 118% to $4.9 million in 2001 from $2.3 million in 2000.  As a percentage of revenues, general and administrative expenses increased to approximately 16.7% in 2001 from approximately 7.4% in 2000.  The increase is due primarily to increased labor costs and increased legal and expert fees.  In addition, as a result of the purchase of Viewgraphics and HiTV, we faced an increase in amortization of intangible assets and deferred stock compensation expenses from the fourth quarter of 2000, totaling $1.5 million in 2001 and $251,000 in the fourth quarter of 2000.

          Impairment of Acquired Intangibles.  In September 2001, following a continued decrease of our market capitalization we implemented an impairment test on our acquired intangibles. As a result of the analysis (conducted by an independent evaluator) we recorded expenses totaling $20.9 million due to impairment of acquired intangibles.

          Restructuring cost.  In September 2001, as part of our efforts to tighten cost controls and improve financial performance, we underwent a restructuring process. The restructuring costs, totaling approximately $2.1 million, were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction.

          In Process Research and Development.  In December 2000, we acquired Viewgraphics.  As part of the acquisition and under current purchase accounting rules we recorded during the fourth quarter of 2000 a one-time write-off of $14.4 million.

          Operating Income.  We recorded operating loss of $39.9 million in 2001 compared with an operating loss of $14.1 million during 2000.

          Other Income (Expenses), Net.  We recorded other income of $4,000 in 2001, compared to other income of $9,000 in 2000.  The income in 2001 and 2000 is related to a sale of fixed assets.

          Financial Income (Expenses), Net.  We recorded financial income, net of financial expenses, of $875,000 in 2001, compared with $5.1 million in 2000.  The decrease in 2001 resulted primarily from an other than temporary impairment of financial instruments of approximately $1.8 million.

          Net loss before tax.  As a result of the foregoing, we recorded a net loss before tax of $39 million in 2001, compared with a net loss before tax of $8.96 million in 2000.

          Provision for tax. We were audited by the tax authorities in Israel and as a result, we made provisions of approximately $67,000.

          Net loss.  We recorded net loss of $39.1 million in 2001, compared with a net loss of $8.96 million in 2000.  As a percentage of revenues, net loss increased to approximately 132.9 % in 2001 compared with approximately 29.2% in 2000.

Quarterly Results of Operations

          The following tables set forth Consolidated Statement of Operations Data for each of the eight quarters ended December 31, 2002, both in dollar amounts and as a percentage of our revenues for the respective quarters.  This information has been derived from our unaudited consolidated financial statements.  The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained elsewhere in this Annual Report and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the information.  The information should be read in conjunction with our Consolidated Financial Statements and the related Notes appearing elsewhere in this Annual Report.

	Fiscal 2001				Fiscal 2002

	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002

	(U.S. dollars in thousands)
Consolidated Statement of Operations Data:
Revenues	$ 8,014	$ 7,066	$ 7,080	$ 7,272	$ 7,005	$ 5,061	$ 4,052	$ 4,306
Cost of revenues	3,877	3,792	3,672	3,675	3,349	2,520	1,884	2,513
Gross profit	4,137	3,274	3,408	3,597	3,656	2,541	2,168	1,793
Operating expenses:
Research and development, net	4,101	4,290	4,209	2,962	2,486	2,162	1,707	1,773
Selling and marketing, net	2,780	3,252	2,702	2,109	1,960	2,225	1,974	1,832
General and administrative	1,469	1,326	1,249	883	461	547	474	568
Impairment of acquired intangibles			22,052	(1,119)		6,791
Restructuring cost			2,064				505
In process research and development write off
Total operating expenses	8,350	8,868	32,276	4,835	4,907	11,725	4,660	4,173
Operating loss	(4,213)	(5,594)	(28,868)	(1,238)	(1,251)	(9,184)	(2,492)	(2,380)
Other income (expenses), net		4				(14)
Financial income (expenses), net	1,038	714	(972)	94	430	833	771	1,679
Net (loss) before tax	(3,175)	(4,876)	(29,840)	(1,144)	(821)	(8,365)	(1,721)	(701)
Provision for tax				67				124
Loss after income tax	(3,175)	(4,876)	(29,840)	(1,211)	(821)	(8,365)	(1,721)	(825)
Equity in loss of affiliate						10	255	60
Net loss before cumulative effect of changes in accounting principle	(3,175)	(4,876)	(29,840)	(1,211)	(821)	(8,375)	(1,976)	(885)
Cumulative effect of changes in accounting principle					854
Net loss	(3,175)	(4,876)	(29,840)	(1,211)	(1,675)	(8,375)	(1,976)	(885)

Percentage of Revenues:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	48.4	53.7	51.9	50.5	47.8	49.8	46.5	58.4
Gross margin	51.6	46.3	48.1	49.5	52.2	50.2	53.5	41.6
Operating expenses:
Research and development, net	51.2	60.7	59.4	40.7	35.5	42.7	42.1	41.2
Selling and marketing, net	34.7	46	38.2	29.1	28	44	48.7	42.5
General and administrative	18.3	18.8	17.6	12.1	6.6	10.8	11.7	13.2
Impairment of acquired intangibles			311.5	(15.4)		134.2
Restructuring cost			29.2				12.5

	Fiscal 2001				Fiscal 2002

	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002

	(U.S. dollars in thousands)

In process research and development write off
Total operating expenses	104.2	125.5	455.9	66.5	70.1	231.7	115	96.9
Operating (loss)	(52.57)	(79.2)	(407.7)	(17)	(17.9)	(181.5)	(61.5)	(55.3)
Other income, (expenses), net		0.06				(0.3)
Financial income (expenses), net	13	10.1	(13.7)	1.3	6.1	16.5	19	39
Net (loss) before tax	(39.6)	(69)	(421.5)	(15.7)	(11.7)	(165.3)	(42.5)	(16.3)
Provision for tax				0.92				2.9
Loss after income tax	(39.6)	(69)	(421.5)	(16.6)	(11.7)	(165.3)	(42.5)	(19.2)
Equity in loss of affiliate						0.2	6.3	1.4
Net (loss) before cumulative effect of changes in accounting principle	(39.6)	(69)	(421.5)	(16.6)	(11.7)	(165.5)	(48.8)	(20.6)
Cumulative effect of changes in accounting principle					12.2
Net income (loss)	(39.6)%	(69)%	(421.5)%	(16.6)%	(23.9)%	(165.5)%	(48.8)%	(20.6)%

          In September 2001, as part of our efforts to tighten cost controls and improve financial performance, we underwent a restructuring process. The restructuring costs, a total of approximately $2.1 million, were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction. The decrease in operating expenses resulting from the restructuring process is reflected in the quarterly results from the quarter ended December 31, 2001 onwards. In the fourth quarter of 2002, we decided to make an additional reduction in research and development expenses. This reduction would be reflected in our quarterly results from the first quarter of 2003 onwards.

          Our quarterly results of operations may fluctuate significantly due to several factors, including, among other things, the following:

•	the size, timing and shipment of orders;
•	sales of products associated with large projects requiring customization;
•	delay or cancellation of projects of our customers;
•	the timing of introductions of new products or product upgrades by us and our competitors and the rate of acceptance of those new products;
•	customer order deferrals in anticipation of new products or product upgrades;
•	the mix of product sales;
•	software and hardware development problems;
•	product quality problems;
•	competitive pressures on product pricing, which can adversely affect gross profit;
•	the effective provision by us of customer support; and
•	efforts of third-party distributors and resellers.

          Because a large percentage of our operating expenses are fixed, variations in timing of orders and recognition of revenue can cause significant variations in our operating results from quarter to quarter.  For the foregoing reasons, we believe that quarter to quarter comparisons of our results of operations are not necessarily meaningful and that our results of operations in any particular quarter should not be relied upon as an indication of future performance.

Conditions in Israel

          We are incorporated under the laws of the State of Israel, and our principal offices and substantially all research and development and manufacturing facilities are located in Israel.  Accordingly, we are directly affected by political, economic and military conditions in Israel.  Our operations would be materially adversely affected if major hostilities involving Israel will occur or if trade between Israel and its present trading partners will be curtailed.

          Political Conditions.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. As of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. Moreover, since September 2000, there has been a significant deterioration in the relationship between Israel and the Palestinian Authority. Efforts to resolve the conflict have failed to result in an agreeable solution. In the last two years, hostilities between Israel and the Palestinian Authority have substantially increased.  These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza.  We could be adversely affected if these hostilities intensify or spread to additional areas in Israel. Further deterioration of the situation into a full scale armed conflict might require more widespread military reserve service by some of our employees and officers, which may have a material adverse effect on our business.

          Certain countries, companies and organizations continue to participate in a boycott of Israeli firms.  We do not believe that the boycott has had a material adverse effect on us, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

          Generally, all male adult citizens and permanent residents of Israel under the age of 51are obligated to perform up to 36 days, or longer under certain circumstances, of military reserve duty annually.  Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances.  Currently, a majority of our officers and employees are obligated to perform annual reserve duty.  While we have operated effectively under these requirements since our inception, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect of any expansion or reduction of such obligations on us.

          Economic Conditions.  Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates.  In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets.  There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.  The Israeli government has periodically changed its policies in all these areas.

          Furthermore, the Israeli economy is currently in recession. The rate of unemployment is rising, consumer spending has decreased and many businesses are experiencing financial difficulties. A continuing deterioration in the economic conditions in Israel may adversely affect usage patterns of our services and the ability of our customers to pay for our services, which would adversely affect our financial condition and results of operations. If the economic deterioration in Israel continues, it may also affect the ability of Israeli banks to provide us with financing on reasonable terms and conditions, should we need it in the future.

          Currency and Inflation

          A substantial majority of our sales and expenses are incurred or determined in U.S. dollars or are dollar-linked.  The currency of the primary economic environment in which we operate is, therefore, the dollar, which is our functional reporting currency.  Nevertheless, because certain of our expenses are incurred in NIS and are affected by changes in the Israeli CPI, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar.

          As of June 17, 2003, the inflation rate in Israel has increased at a rate of 0% while the NIS had appreciated against the dollar by approximately 8.1%. The inflation rate in Israel was approximately 0% in 2000, approximately 1.4% in 2001 and approximately 6.5% in 2002.  At the same time the devaluation of the NIS against the dollar was approximately 9.3% in 2001 and approximately 7.3% in 2002.  In 2000, NIS had appreciated against the dollar by approximately 2.7%.  As a result of this differential, we experienced an increase in the dollar costs of operations in Israel in 2000, and a decrease in 2001 and 2002, all of which did not materially affect our results in such periods.  The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a significant portion of our expenses.  We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

5.B Liquidity and capital resources.

          We have funded our operations primarily through private and public sales of our equity securities, borrowings from banks, research and development grants from, among others, the EU RTD and the OCS, marketing grants from the Marketing Fund and through cash generated from our operations.  As of December 31, 2002, we had cash, cash equivalents and short - term investments of $45.3 million.

          Our operating activities provided cash of $8.2 million in 2000 and $23.4 million in 2002 and used $21.2 million in 2001.  Cash provided by operating activities in 2000 was primarily the result of our net loss for the period, as adjusted for in-process research and development write-off, depreciation and amortization, amortization of deferred stock compensation, decrease in trade receivables and a significant increase in trade payables, partially offset by an increase in inventories, other accounts receivables and prepaid expenses. Cash used by operating activities in 2001 was primarily the result of our net loss for the period, as adjusted for impairment of other assets, depreciation and amortization, amortization of deferred stock compensation, other than temporary decrease in value of marketable securities, loss on trading marketable securities, a significant decrease in trade receivables and other receivables, partially offset by an increase in inventories, a significant increase in trading marketable securities, a significant decrease in trade payables, accrued expenses and other liabilities and deferred revenues.   Cash provided by operating activities in 2002 was primarily the result of our net loss for the period, as adjusted for trading of marketable securities, net, impairment of other assets, depreciation and amortization, amortization of deferred stock compensation, a significant decrease in trade receivables, decrease in inventories, cumulative effect of changes in accounting principle, equity in loss of affiliates, partially offset by gain on sale of available-for-sale marketable securities, a decrease in trade payables, accrued expenses and other liabilities.

          Net cash used in investing activities in each of 2000 and 2002 reflects primarily the purchase of financial assets, fixed assets and primarily capital equipment. Net cash provided by investing activities in 2001 reflects the maturity and sale of marketable securities and short-term bank deposits, purchase of fixed assets and capital equipment. In 2002, $64.9 million were used primarily for the purchase of financial assets, $946,000 were used for an investment in a company, partially offset by $43 millions of proceeds from sale of available-for-sale marketable securities, and redemption of matured available-for-sale marketable securities In 2001, $41.4 million were provided from the maturity and sale of marketable securities and short-term bank deposits, partially offset by investment of $17 millions in marketable securities. In 2000, net cash was primarily used for the purchase of financial assets and other assets in connection with the acquisition of Viewgraphics and HiTV.

          Net cash provided by financing activities in 2002 reflects primarily the net proceeds from the issuance of ordinary shares and exercise of stock options and warrants approximately in the amount of $342,000, and $35,000, respectively, partially offset by principal payments of long-term capital lease obligations in the amount of approximately $197,000.  Net cash used in financial activities in 2001 reflects primarily the purchase of treasury shares, partially offset by proceeds from the issuance of ordinary shares and exercise of stock options and warrants in the amount of approximately $442,000 and $702,000, respectively. Net cash provided by financing activities in 2000 reflects primarily the net proceeds from issuance of ordinary shares approximately in the amount of $67 million and exercise of stock options and warrants approximately in the amount of $668,000. During the last quarter of 2000 and the first quarter of 2001, we repurchased some of our own shares in the amount of  $65,000 and 1.1 million, respectively.

          As of December 31, 2002, both our short-term long-term indebtedness were affected by obligations undertook during the acquisition of Viewgraphics.  As of December 31, 2002, we have an authorized unused line of credit in the amount of $10.8 million of which $10 million are secured against financial securities.  We have an agreement with Clal Credit Insurance Ltd. for the provision of insurance against default on outstanding receivable balances.

          In the second quarter of 2003, Optibase transferred approximately $39.3 million of its monies and investments to Optibase, Inc. to achieve better net profit from the investment. We manage our investment portfolio on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. Treasury and Agency obligations; (ii) money market instruments of domestic and foreign issues denominated in US dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues; (iii) corporate notes and bonds rated investment grade (BAA/BBB- and above), provided that investments in any one corporation or entity will not exceed $3 million; (iv) Investments in bonds and notes with lower rating than BBB- and higher rating than B, provided that investments in any one corporation or entity will not exceed $1 million. (v) Widely held funds that invest in corporate and sovereign debt.  The investment guidelines are to be reviewed periodically by our board of directors with the President and Chief Financial Officer.

          As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

          We believe that, considering the use of cash in our ongoing operations, together with the existing sources of liquidity described above, our current cash, cash equivalents and short term investments will be sufficient to meet our needs for cash for at least the next 12 months.  However, Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions.  If we grow more rapidly than currently anticipated, it is possible that we would require more funds than anticipated.  In that event, we would likely seek additional equity or debt financing, although we cannot assure you that we would be successful in obtaining such financing on favorable terms or at all.

5.C Research and development, patents and licenses, etc.

          Research and development expenses, net, consist primarily of labor expenses, development-related raw materials, acquisition related costs and stock option charges and related overhead, offset by grants.  Research and development expenses, net, decreased approximately 47.8% from $15.6 million in 2001 to $8.1 million in 2002, after increasing in 149% from $6.3 million in 2000 to $15.6 million in 2001.  As a percentage of revenues, research and development expenses, net, decreased to approximately 39.8% in 2002 from approximately 52.9% in 2001 after increasing to approximately 52.9% in 2001 from approximately 20.3% in 2000.  The dollar decrease in research and development was primarily due to the decrease in the amortization of tangible and intangible assets, a decrease in labor and subcontracting costs.  Research and development grants increased to $2.2 million in 2002 from $1.8 millions in 2001 and $1.4 million in 2000.  We expect research and development expenses to decrease in absolute dollars and as a percentage of revenues during 2003 primarily as a result of the management’s ongoing efforts to tighten cost controls and improve financial performance while introducing additional products and conducting ongoing improvements to our standard and custom products.

5.D Trend information

          The digital media industry continues to be intensely competitive, and the industry is continuing to undergo consolidation and contraction.  We will continue to focus on developing technologies and new products, and research and development expenses might grow in the future years.    We continue to aggressively market our new products, while expanding markets for our existing products.  However, as discussed throughout this Annual Report, our operations have been subject, and will continue to be subject, to pressure from weakness in the overall technology sector as well as the digital media industry.  We have been operating at a loss since the quarter ended December 31, 2000, and anticipate that we will continue to operate at loss in 2003, if the market continues to be weak, our customers decrease their purchase orders or our sales cycle will become longer due to the slowing economy. As announced on June 20, 2002, as a result of the continued difficulties within the technology sector in the beginning of 2002, we experienced a general reduction in orders, including a significant order from one of our customers.  We, therefore, announced that we expect to report lower than anticipated revenues for the second quarter of 2002. The loss of the customer orders has resulted in reduced revenues throughout 2002 and may result in reduced revenues in further quarters.

Item 6. Directors, Senior Management and Employees

6.A Directors and senior management

          The following table sets forth information with respect to the individuals who are currently our directors and executive officers.  All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position

Tom Wyler(3)	51	Chief Executive Officer and Chairman of the Board of Directors
Zvi Halperin	48	President and Chief Financial Officer
Greg Eisips	36	President of Optibase Inc.
Moshe Rousso	38	General Manager, Broadband TV Business Unit
Amir Goren	33	Vice President of Marketing and Business Development
David Sackstein	37	Executive Vice President R&D
Orna Gil-Bar	38	Vice President of Human Resources
Yaron Comarov	38	Vice President of Operations
Rene Montsma	37	Vice President of International Sales
Adam Schadle	41	Vice President of Sales North and South America
Blake Homan	40	Vice President of Technical Marketing
Danny Lustiger	36	Vice President of Finance, Optibase Inc.
Dana Tamir(2)	54	Director
Chaim Labenski(1)(2)(3)	55	Director
Eddy Shalev(1)(2)	55	Director
Alex Hilman(2)	51	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the investment committee

          Tom Wyler has served as Chairman of the Board of Directors of Optibase since September 2001, and in February 2002, Mr. Wyler also assumed the role of Chief Executive Officer in charge of our operations. In June 2003, Wyler was appointed by our board of directors as chief executive officer, subject to the approval of this appointment by our shareholders, as required under Israeli law. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr Wyler turned his efforts to real estate interests in the U. S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

          Zvi Halperin has served as Vice President and Chief Financial Officer of Optibase since March 1994 and President since January 2002. He also served as the acting Chief Executive Officer of Optibase between September 2001 and January 2002. From 1984 until 1994, Mr. Halperin held the position of Group Controller and Financial Manager at Oshap Technologies Ltd., an Israeli holding company traded on Nasdaq. He is a Certified Public Accountant in Israel and holds a B.A. degree in Accounting and Economics from the Tel Aviv University.

          Greg Eisips has served as President of Optibase, Inc. since September 2001. Mr. Eisips has been with Optibase, Inc. since 1998, when he joined Optibase, Inc. as Director of Technical Marketing. Before assuming his current role of President in October 2001, Mr. Eisips was Vice President of Technology, managing the technical marketing and technical services teams as well as strategic alliances with customers and partners. Prior to joining Optibase, Inc., Mr. Eisips served as Director, Technical Marketing for VDOnet corporation from 1996 to 1998, where he focused on Internet streaming solutions for major media houses in the New York area. Before joining VDOnet Mr. Eisips was Vice President R&D for VCON Ltd., where he built the engineering team that successfully brought to market innovative and cost-effective videoconferencing products. VCON Ltd. was a spin-off of Optibase Ltd., where Mr. Eisips worked as project manager for MPEG-1 and motion JPEG video codecs in the early 90s. Mr. Eisips holds cum laude BsCE and MsEE degrees from the Technion Israel Institute of Technology.

          Moshe Rousso serves as General Manager of Broadband TV Business Unit at Optibase. Mr. Rousso joined Optibase in October 2000. Prior to his present position, Mr. Rousso was Vice President R&D in Optibase. Before joining Optibase, Mr. Rousso held a number of R&D management positions at ECI Telecom. Mr. Rousso holds a B.Sc E.E. degree from the Tel Aviv University.

          Amir Goren has served as Vice President Marketing and Business Development since September 2002. In the two years prior to his present position, Mr. Goren led strategic planning and business development in Optibase. Before joining Optibase, Mr. Goren was a team leader at P.O.C, a strategic and marketing planning consulting firm, where he led strategic planning and fund raising projects for technological companies at various stages of development in the fields of communications, biotechnology, electronic control, Internet and services. Mr. Goren holds an MBA degree and B.Sc degree in Industrial Engineering from the Tel Aviv University

          David Sackstein, Senior Vice President of R&D, joined us in November 1994. Since joining the Company, Mr. Sackstein has held various technical and managerial positions in the R&D department, including Vice President Advanced Technologies. Prior to joining Optibase, Mr. Sackstein held the position of Research Fellow at IBM’s Research Center in Haifa. Mr. Sackstein holds a B.Sc. in Electrical Engineering and a B.A. in Mathematics, both from the Technion Israel Institute of Technology.

          Orna Gil-Bar, the Vice President of Human Resources, joined us in September 2000. Prior to joining Optibase, Ms. Gil-Bar served as Human Resource Manager for Computer Associates in Israel. During her tenure at Computer Associates, Ms. Gil-Bar was involved with the human resource implications resulting from CA’s acquisition of Platinum Inc. From 1994 to 1996, Ms. Gil-Bar served as an organizational consultant for the Israeli Defense Forces. Ms. Gil-Bar holds an MBA degree (Organizational Structure and Consulting) from the Tel-Aviv University.

          Yaron Comarov, currently our Vice President of Operations, has been with Optibase since 1993.  Prior to his present position, Mr. Comarov was our Director of Operations.  Before joining Optibase, Mr. Comarov worked as an Operations and Project Manager at Israel Aircraft Industries.  Mr. Comarov holds a B.Sc. degree in information systems and industrial engineering from the Technion Israel Institute of Technology.  He is currently completing his MBA at Boston University in Tel Aviv.

          Rene Montsma joined Optibase as Vice President International  Sales in January, 2002. Before joining Optibase, Mr. Montsma served as Vice President and General Manager Europe at Commtouch Inc. from 1999.  Prior to his appointments at Commtouch, Mr. Montsma spent five years at British Telecom where he managed international sales, distribution, and business development. Mr. Montsma holds an MBA degree from INSEAD, Fontainebleau and a M.Sc. degree in Computer Sciences from Free University, Amsterdam.

          Adam Schadle joined us at the time we acquired Viewgraphics Inc. in December 2000. Serving as Vice President, Sales and Marketing at Viewgraphics, Mr. Schadle managed the growth of the company’s digital cable, broadcast and postproduction products. Prior to joining Viewgraphics, Mr. Schadle held management positions at Sony Electronics from 1986 to 1994.   Mr. Schadle holds a B.A in Radio, television and film from the San Jose University.

          Blake Homan joined Optibase with the acquisition of Viewgraphics Inc. in December 2000. As the Director of Technical Marketing, Blake managed technical support and marketing activities for the Company’s digital cable, broadcast and postproduction products. Prior to Viewgraphics, Mr. Homan served as Technical Support manager at MaxStrat, Inc. (acquired by Sun Microsystems, 1998) from 1990 to 1994. Mr. Homan holds an AA Degree in computer science from the Wadena Technical Institute, Wadena, Minnesota.

          Danny Lustiger has served as Finance Vice President of Optibase, Inc since July 2001. From 1996 to 2001, Mr. Lustiger  held the position of Group Controller and Financial Manager at Optibase Ltd. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman and Co., a member of Deloitte & Touche Tomatsu International.  Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

          Dana Tamir joined our board of directors in September 2000. In the past, Ms. Tamir served as vice president, marketing of Radguard Ltd., which specialized in VPW solutions for service providers and large enterprises. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus Interactive Ltd. and as president of Qronus, Inc., a company that was spun off by Mercury.

          Chaim Labenski joined our board of directors in January 2002. From 1977 to 1999, Mr. Labenski held a number of positions at Bank Hapoalim, including consulting, trade, research and I.P.O coordination with global investment houses. Mr. Labenski holds a B.Sc degree in Civil Engineering from Astor University, U.K, a M.Sc degree in Engineering Management from Leeds University and a. B.A degree in Business Administration from Manchester Business School.

          Eddy Shalev joined our board of directors in January 2002. Mr. Shalev is the Managing General Partner of Genesis Partners, a leading Israeli Venture Capital Fund. Mr. Shalev has participated in many private equity investments in emerging growth and technology companies. He was an investor in many of the most successful technology companies in Israel. From 1972 to 1983, Mr. Shalev held various executive positions with IBM. Prior to joining IBM, Mr. Shalev worked in the Computer Center of the Israeli Ministry of Defense. Mr. Shalev holds a M.Sc. degree in Information System and a B.A. degree in Statistics from the Tel-Aviv University.

          Alex Hilman joined our board of directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies. Mr. Hilman has published professional works on tax and accounting, among them, “The Israel Tax Guide”, and in the past was an editor at Globes, a leading Israeli financial daily paper. Mr. Hilman has also held professional and management positions at the Ministry of Finance. Mr. Hilman holds a B.A. degree in Accountancy and Economics from the Tel-Aviv University.

     6.B Compensation.

          The aggregate remuneration we paid to all persons as a group (16 persons) who served in the capacity of director or executive officer in the year ended December 31, 2002 was $1.55 million, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for automobiles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.  In 2002, we set aside $106,000 for the pension and severance fund benefits of our officers and directors.  As of December 31, 2002, our current directors and executive officers (16 persons) held 3,137,212 shares, and share options to purchase an aggregate of 1,062,334 ordinary shares.

          Indemnification of Directors and Officers.  The Israeli Companies Law permits a company to insure its directors and officers, provides them with indemnification, either in advance or retroactively, and exempt its directors and officers from liability resulting from their breach of their duty of care towards the company, all in accordance with the terms and conditions specified under Israeli law. Our articles of association adopted clauses with respect to insurance, indemnification and exemption of directors and officers of the Company in accordance with the terms and conditions set forth by the Companies Law, as described hereunder.

          Our articles of association provide that, subject to statutory provisions, we may enter into a contract for the insurance of the liability of its directors and officers for an obligation imposed on a director and/or officer in consequence of an act done in his or her capacity as a director and/or an officer, in any of the following cases:

•	a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;
•	a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company; or
•	a monetary obligation imposed on the officer in favor of another person.

          In addition, our articles of association provide that we may give an advance undertaking to indemnify a director and/or an officer, provided that the undertaking is limited to types of events which in our board of directors’ opinion are foreseeable at the time of giving the indemnity undertaking and in such amount as the board of directors prescribes is reasonable in the circumstances of the case.

          Our articles of association also provide that we can indemnify a director and/or an officer for an obligation or expense imposed on him or her in consequence of an act done in his or her capacity as an officer in the following events:

•	a monitory obligation imposed on the director and/or officer in favor of another person pursuant to a judgment, including a judgment given in a settlement or a court approved arbitrator’s award; and
•

reasonable litigation costs, including advocate’s professional fees incurred by a director and/or officer or which he or she is ordered to pay by a court, in proceedings filed against the director and/or officer by the Company or on the Company’s behalf or by another person, or in a criminal charge of which the director and/or officer is acquitted, or in a criminal charge of which the director and/or officer is convicted of an offence that does not require proof of criminal intent.

In addition, our articles of association provide that we may exempt a director and/or an officer in advance and retroactively for all or any of the director’s and/or officer’s liabilities for damages in consequence of a breach of the duty of care vis-a-vis the Company.

          Our articles of association assert that we may not give insurance, indemnification (including advance indemnification) nor may we exempt our directors and/or officers from their liability in the following events:

•	a breach of the fiduciary duty vis-a-vis the Company, unless the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;
•	an intentional or reckless breach of the duty of care;
•	an act done with the intention of unduly deriving a personal profit; or
•	a fine imposed on the officer.

          Our articles of association also provide, that the provisions pertaining to insurance, exemption and indemnification of our directors and/or officers, shall not limit us in entering into insurance contracts, if the insurance or exemption or indemnification, is not expressly prohibited by any law.

          We have a directors and officers liability insurance policy. Our shareholders approved indemnification of our directors and officers in connection with our public offerings. We have undertaken to indemnify our directors and officers to the fullest extent permitted by the Companies Law and our Articles of Association and entered into an indemnity letter with each of our directors and executive officers. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of our shareholders’ equity, as set forth in our financial statements prior to such payment; (ii) $7.5 million. Optibase, Inc. has also undertaken to indemnify its directors and officers to the maximum extent and in a manner permitted by the California Corporation Code and entered into an indemnity letter with each of its directors and officers, subject to similar limitations. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of the shareholders’ equity of Optibase, Inc., as set forth in Optibase, Inc.’s financial statements prior to such payment; (ii) $7.5 million.

6.C Board of Directors and Committees

          Pursuant to our articles of association, our board of directors is required to consist of three to nine members. Directors are elected at the annual general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at such meeting.  Each director holds office until the annual general meeting of shareholders following the annual general meeting at which the director was elected or until his earlier resignation or removal. A director may be re-elected for subsequent terms.   At present, our board of directors consists of five members, including two external directors appointed in accordance with the Israeli law requirements, as detailed herein. Our articles of association provide that our directors may at any time and from time to time, appoint any other person as a director, either to fill in a vacancy or to increase the number of members of our board of directors.

          Under Israeli law, we are required to appoint two independent directors as members of our board of directors, who meet the requirements set out in the Companies Law for external directors. External directors are elected by a special majority as determined by the Companies Law, and serve for a three-year term. External directors may be re-elected for one additional three-years term only. External directors may not be dismissed during their term of service, unless one of the events specified in the Companies Law occurs. Mr. Eddy Shalev and Mr. Chaim Labenski were elected by our shareholders in the general meeting as of January 31, 2002 to serve as external directors.

          Our four directors who sit on our audit committee all qualify as independent directors according to the Nasdaq requirements.

          Our board of directors has established an audit committee, a compensation committee, and an investment committee, as described below.

          Audit Committee. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.  In addition, the Audit Committee serves as a review committee under Israeli law provisions and recommends approval of transactions that are deemed interested party transactions, including directors compensation.

          Pursuant to the listing requirements of the Nasdaq National Market, Optibase is required to have at least two independent directors on its board of directors and to establish an audit committee, at least a majority of whose members are independent of management.  Messrs. Shalev, Labenski and Hilman and Ms. Tamir, who we believe are independent of management, currently serve on the audit committee of Optibase’s Board.

          Pursuant to the Sarbanes-Oxley Act of 2002, the SEC has issued new rules, which would, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has proposed rules that would comply with the SEC’s requirements and which are expected to be applicable to us in 2004.

          The proposed requirements would implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

          The SEC has proposed to define “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is proposed to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

          Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report, beginning with the annual report for 2003, whether or not such issuer has at least one audit committee financial expert.  If it does, the issuer must disclose the name of the expert.  If not, the issuer must disclose why it does not have an audit committee financial expert.

          Optibase believes that the current composition of the audit committee satisfies the requirements of the SEC’s rules and the proposed Nasdaq rules.

          Compensation Committee. The compensation committee, which is comprised of Eddy Shalev and Chaim Labenski, reviews and recommends to the board of directors and in certain cases, determines, the compensation and benefits of our employees and reviews general policy relating to our compensation and benefits.  The compensation committee also administers our share option plans.

          Investment Committee. Our investment committee, which is comprised of Chaim Labenski and Tom Wyler manages our investments in accordance with guidelines set by the board of directors.

          The Israeli Companies Law requires the board of a public company to appoint an internal auditor pursuant to the audit committee’s proposal. The internal auditor must satisfy certain independence requirements as required by the law. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Mr. Eyal Weitzman, CPA, has been appointed as our internal auditor.

Employment Agreements

          Each of our executive officers entered into a written employment agreement with us that provides, among other things, that such officers be paid a monthly salary.  Each such agreement can be terminated either by us or the employee upon prior notice, which ranges between 60 to 120 days for most of the management team.  In the event of a change of control, termination of employment may result in acceleration of the vesting of options by additional 12 to 24 months. Vesting of options granted prior to August 2001 to most of our extended management team were fully accelerated. The employment agreements also provide that each executive officer will maintain confidentiality of matters relating to us and will not compete with us during the period of the officer’s employment and for a certain period thereafter.

6.D Employees

          As of June 2003, we had, including all of our subsidiaries and offices, 164 employees compared to 169 employees in December 2002, 172 employees in December 2001, and 206 employees in December 2000. We currently employ 15 part-time employees, and the rest of the 149 employees are divided between the following divisions: R&D – 48 employees in Optibase Ltd. and 4 employees in Optibase, Inc.; Sales: 5 employees in Optibase Ltd. and 11 employees in Optibase, Inc.; 2 in Europe and 7 in Asia. Marketing and Tech Marketing: 17 employees in Optibase Ltd. and  9 employees in Optibase, Inc., Operations: 24 employees in Optibase Ltd. and 3 employees in Optibase, Inc., and G&A, Finance and HR: 13 employees in Optibase Ltd and 6 employees in Optibase Inc. None of our employees or our subsidiaries’ employees is a union member, and we believe that our employer - employee relations are good.

           Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to our Israeli employees directly or by an extension order of the Israeli Ministry of Labor and Welfare.  These provisions principally concern the maximum length of the work day and the work week, minimum wages, recuperation payments, travel expenses, determination of severance payment and other conditions of employment.  Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with the cost of living adjustments, as determined on a nationwide basis and pursuant to agreements with the Histadrut based on changes in the Israeli CPI, which was extended by an extension order.  The amounts and frequency of such adjustments are modified from time to time.

          Israeli law generally requires the payment by Israeli employers of severance payment upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee.  We currently fund our ongoing severance obligations by making monthly payments for insurance policies.  In addition, according to the Israeli National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration.  These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer.  Since January 1, 1995, such amounts also include payments for national health insurance payable by employees.  The payments to the National Insurance Institute are determined progressively in accordance with wages.  They currently range from 10.4% to 16.3% of wages, of which the employee’s contribution ranges from 43% to 64% and the employer’s contribution ranges from 57% to 36%.  A majority of our full-time employees are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.

          Recently the Israeli employment courts have restricted substantially non-competition provisions in employment agreements.

6.E Share ownership

          As of June 15, 2003, our current directors and executive officers (16 persons) held an aggregate of 3,150,893 ordinary shares of our Company and options to purchase an aggregate of 1,323,834 ordinary shares, of which options to purchase 681,327 shares are vested and exercisable within 60 days.    We have also issued warrants to purchase an aggregate of 125,725 ordinary shares at an exercise price of $0.33 per share, out of which 41,908 were exercised and warrants exercisable for 83,817 ordinary shares are still outstanding as of June 15, 2003.

          Option plans

          Since 1990, we have granted options to key employees and directors to purchase ordinary shares at exercise prices ranging from $0.17 to $32.  As of June 15, 2003, options and warrants to purchase 3,340,796 of our ordinary shares were outstanding, with exercise prices ranging from $0.17 to $32 per share.  Of these outstanding options, 318,226 ordinary shares are subject to options under our 1994 Option Plan, 83,817 are warrants excisable for ordinary shares, 2,357,561 shares are subject to options under our 1999 Israeli Option Plan, the 1999 U.S. Option Plan and the 102 Plan, and 581,192 shares are subject to options under the 2001 Non-statutory Share Option Plan.  As of the date hereof, 1,980,757 of the options described above have vested. The expiration dates of the aforementioned options range from 2003 to 2010.

          1999 Israeli and U.S. Option Plans; 102 Plan.  In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Option Plan, and a U.S. option plan, or the 1999 U.S. Option Plan.  In November 1999, our board of directors adopted an additional option plan entitling the grantees to tax benefits under section 102 of the Israeli Income Tax Ordinance, or the 102 Plan.  The purposes of the 1999 Israeli Option Plan, the 1999 U.S. Option Plan and the 102 Plan, or the Plans, are to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time.  As of June 15, 2003, an aggregate of 4,126,642 ordinary shares have been reserved for issuance under the Plans.  We  granted in May 2003 600,000 options for employees and officers of the Company under the 102 Plan in accordance with the capital gains track.

          Unless specifically changed for a certain grantee, options vest over a period of four years, starting one year after the grant of options, subject to the continued employment of the grantee.  The exercise price of the options is determined by our board of directors, subject to limitations.  Generally, options granted under each of the Plans will have a term of no more than ten years from the date of grant.   All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 30 days from termination.  We may make, from time to time, certain exceptions in the vesting and expiration terms of options granted to certain grantees.

          Options issued in connection with the Acquisition of Viewgraphics.  In connection with the acquisition of Viewgraphics in December 2000, we assumed all options to acquire Viewgraphics common stock outstanding prior to the acquisition and issued in an aggregate options to acquire 753,384 ordinary shares at exercise prices ranging from $0.17 to $12.03. As of June 15, 2003, 78,766 options are still outstanding.

          2001 Non-statutory Share Option Plans.  In April 2001, our board of directors approved the adoption of the 2001 Non-statutory Share Option Plan, the purposes of which are to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business.  The options to be granted under the plan are limited to non-statutory options, thus there will be no incentive stock options.  In addition, we plan to use this plan to grant options to employees only, thus excluding officers and directors from the plan.  As such, we do not need shareholder approval of this plan under U.S. laws or applicable Nasdaq rules.  An aggregate of 670,000 ordinary shares has been reserved for issuance under this plan, and 581,192 of them were granted and are outstanding as of June 15, 2003.  The plan otherwise has terms similar to those contained under the 1999 U.S. Option Plan.

          Termination of the 2000 Employee Share Purchase Plan.  In November 2002, we terminated the 2000 Employee Share Purchase Plan. We have issued an aggregate number of 341,603 shares under the 2000 Employee Share Purchase Plan at purchase prices per share ranging between $11.1 and $1.39. Since the termination of the 2000 Employee Share Purchase Plan in November 2002, we do not have any continuing obligation to issue shares under the 2000 Employee Share Purchase Plan.

Item 7 Major Shareholders and Related Party Transactions

7.A Major Shareholders

          The following table sets forth certain information regarding the beneficial ownership of the ordinary shares at June 15, 2003 of (i) each person or group known by us to own beneficially 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported to by such persons.

Name of Beneficial Owner	Class of Security	No. Of Shares Beneficially Held (1)	% of Class

Festin Management Corp.	Ordinary shares	3,100,000 (2)	25.06
Avraham and Moshe Namdar(4)	Ordinary shares	2,159,300(5)	17.45
Shareholding of all directors and officers as a group (16 persons)	Ordinary shares	3,832,220 (3)	29.36

1.

Number of shares and percentage ownership is based on 12, 371,206 ordinary shares outstanding as of June 15, 2003. Such number excludes 531,023 shares held by the Company, which have no rights in equity and no voting rights.  Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares.  Shares subject to options that are currently exercisable or exercisable within 60 days of June 15, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.  All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.  The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

2.

The principal place of business is Road Town, Pasea Estate, P.O. Box 3149, Tortola, British Virgin Islands.  Festin Management Corp. was formed by Mr. Tom Wyler and Mr. Arthur Mayer-Sommer, each owning 50% of the capital stock of Festin. Each is principally engaged as a private investor. In June 2001, our board of directors appointed Wyler and Mayer-Sommer to serve as directors and in September 2001, the board of directors appointed Wyler to serve as the chairman of our board of directors. In October 2002,. Mayer-Sommer resigned from his service as a director of the Company. Wyler has also assumed the position of Chief Executive Officer in charge of our operations And in June 2003, Wyler was appointed by our board of directors as chief executive officer, subject to the approval of this appointment by our shareholders, as required under Israeli law. Under Israeli law, a purchase that increases the holding of a person to 25% or more of the voting rights in a company  (in the event there is no other holder of 25% or more of such company’s voting rights) is prohibited without the performance of a special tender offer (see Item 3.D(c) – risks relating to our business “anti take-over provisions could negatively impact our shareholders” above). Since Festin Management Corp.’s voting rights in us increased above 25% as a result of our purchase of our shares, see section 1 above, under Israeli law, the number of our shares which results in Festin Management Corp. holding 25% or more of the voting rights in the Company do not have any voting rights for as long as such shares are held by Festin Management Corp. Accordingly, Festin Management Corp. does not have any voting rights with respect to 9,599 shares.  In December 2002, our shareholders approved a grant of 200,000 options exercisable into 200,000 of our shares to Wyler, subject to certain adjustments. None of the aforementioned options is vested as of June 15, 2003 or for a period of 60 days thereafter.

3.	Includes 3,150,893 ordinary shares and 681,327 shares issuable upon exercise of options that may be exercisable within 60 days of the date hereof.

4.	Avraham and Moshe Namdar are brothers.

5.	Includes 1,265,000 shares held by Moshe Namdar, and 894,300 shares held by Avraham Namdar.

          Significant changes in the ownership of our shares.

          The following table specifies significant changes in the ownership of our shares by Festin Management Corp. This information is based on the forms 13D filed by Festin Management Corp beginning March 3, 2001, regarding ownership of our shares:

Beneficial Owner – Festin Management Corp	Date	No. Of Shares Beneficially Held
	March 3 2001	1,599,100
	April 24, 2001	1,981,900
	May 17, 2001	2,325,400
	June 19, 2001	2,588,800
	July 15, 2001	3,100,000

          The following table specifies significant changes in the ownership of our shares by Avraham and Moshe Namdar.   This information is based on the forms 13D filed by Avraham and Moshe Namdar beginning July 24, 2002, regarding ownership of our shares:

Beneficial Owner – Avraham and Moshe Namdar	Date	No. Of Shares Beneficially Held
	July 24, 2002	1,338,800
	August 1, 2002	1,474,300
	October3, 2002	1,684,300
	November 25, 2002	1,834,300
	December 30, 2002	1,964,300
	February 27, 2003	2,159,300

          On June 20, 2003, there were approximately 86 shareholders of record of our ordinary shares.  As of such date, 65 record holders in the United States hold approximately 95.702% of our ordinary shares.

          To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation.  We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

7.B Related Party Transactions

          On August 13, 2001, Mr. Ran Eisenberg, our former chief executive officer, tendered his resignation. On August 30, 2001, an agreement was signed between Mr. Eisenberg and us, according to which Mr. Eisenberg shall serve as an advisor to our board of directors from April 28, 2002 until the earlier of  (1) termination of the agreement by the Company as a result of (i) a material breach of the agreement; (ii) willful misconduct or acts in bad faith; or (iii) committal of a felony or a common law fraud, against us; performed by Mr. Eisenberg; or (2) on August 30, 2002. In consideration for his services, Mr. Eisenberg received $170,000 plus VAT, of which 50% was paid on September 30, 2001 and the rest was paid in 2002. Mr. Eisenberg was also reimbursed for reasonable business expenses incurred in connection with the services and approved in advance by us.

          In connection with the separation of Mr. John Krooss’ employment with us effective September 2001, we entered into a Separation Agreement and General Release dated January 15, 2002, pursuant to which Mr. Krooss continues to serve on our board of directors, and will, at his election and expense, receive certain health insurance benefits. The Employment Agreement with Mr. Krooss dated November 30, 2000 was terminated.  We also agreed to indemnify Mr. Krooss in his capacity as a member of the board of directors or officer for all periods commencing on or after December 4, 2000 and to recommend to the our board of directors that Mr. Krooss be granted additional options in an amount determined by the board of directors.  In addition, we agreed to release certain of Mr. Krooss’ shares in escrow in connection with a settlement between the Company and the former shareholders of Viewgraphics (for details see Item 10.C – Material Contracts below). In July 2002 Mr. Krooss resigned from his position as a director of the Company.

          See also the discussion regarding our relationships with Mobixell and V.Box under Item 4.A—Company Overview.

Loans to employees

          In February 2001, we lent to Hillel Gazit an amount of $100,000, which bears interest at a rate of 6% per annum and is payable in full in February 2003. In connection with the release of shares in escrow to the former shareholders of Viewgraphics in January 2001, we received 8,878 shares otherwise releasable to Hillel Gazit as security under the loan agreement with Hillel Gazit. In February 2003, Mr. Gazit paid the accumulated interest on the loan. The parties are now discussing the repayment of the loan principal itself.  We have made full provisions for the loan in the financial report for the year 2002 in the event the principal of the loan is not repaid.

          Furthermore, from time to time we lend unsubstantial amounts to our employees, which are not deemed benefits by Israeli tax authorities.

7.C Interests of experts and counsel

          Not applicable.

Item 8. Financial Information

8.A Consolidated Statements and Other Financial Information

          The following financial statements of the Company and the auditors’ report appearing on pages F-1 through F-42 of this Annual Report for fiscal 2002 are incorporated herein by reference:

•	Independent auditors’ report.
•	Balance Sheets as of December 31, 2002 and 2001.
•	Statements of Income for the years ended December 31, 2002, 2001 and 2000.
•	Statements of Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000.
•	Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000.
•	Notes to financial statements.

     Legal proceedings

          We have initiated legal proceedings against Merrill Lynch and its asset management unit with respect to losses estimated at $2 million that were incurred on an investment account managed by Merrill Lynch and its Asset Management Unit. These losses were recognized in our year-end results for 2001. The arbitration claim with the New York Stock Exchange was filed in February 2002. We expect the arbitration process to begin in July 2003. There are several legal proceedings initiated against us in the ordinary course of business, and we do not believe that the outcome of these proceedings, if adverse to us, individually or in the aggregate, will have a significant effect on our financial position or profitability.

     Dividends

          We have not declared or paid any cash dividends on our ordinary shares in the past.  We do not expect to pay cash dividends on our ordinary shares in the foreseeable future and intend to retain our future earnings, if any, to finance the development of our business.

          Our future dividend policy will be determined by our board of directors and will depend, among other factors, upon our earnings, financial condition, capital requirements, the impact of the distribution of dividends on our financial condition and tax liabilities, and such other conditions as our board of directors may deem relevant.  Under Israeli law, an Israeli company may pay dividends only out of its retained earnings as determined for statutory purposes. Under our articles of association the distribution of dividends will be made by a resolution of the Company’s board of directors.  The board of directors may also distribute interim dividends on account of the final dividend.  See “Description of Share Capital” and “Israeli Taxation and Investment Programs.”

          Cash dividends paid by an Israeli company are normally subject to a withholding tax, except for dividends paid to an Israeli company in which case no tax is withheld unless the dividend is in respect of earnings from an Approved Enterprise.  In addition, because we have received certain benefits under Israeli laws relating to Approved Enterprises, the payment of dividends by us may be subject to certain Israeli taxes to which we would not otherwise be subject.  The tax-exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation.  If we decide to distribute a cash dividend out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to corporate tax at a rate between 10% and 25%.  See “Israeli Taxation and Investment Programs.”

          In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations.  Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments.  Because exchange rates between the NIS and the dollar fluctuate continuously, a United States shareholder will bear the risks of currency fluctuations during the period between the date such dividend is declared and paid by us in NIS and the date conversion is made by such shareholder into U.S. dollars.

     8.B Significant Changes

          Except for as stated in this annual report, there are no significant financial changes as of December 31, 2002.

Item 9. The Offer and Listing

     9.A.4 and 9.C: Price History and Market

          Our ordinary shares are traded on the Nasdaq National Market under the symbol OBAS since our initial public offering on April 7, 1999.  The following table sets forth, for the periods indicated, the high and low close sale prices per share of our ordinary shares as reported by the Nasdaq National Market.

	High	Low

1999 (as of April 7, 1999)	$35.25	$4.875
2000	$41.875	$5.938
2001
First Quarter	$9.25	$4.813
Second Quarter	$6.55	$5.17
Third Quarter	$5.7	$2.11
Fourth Quarter	$3.16	$2.25
2002
First Quarter	$3.288	$2.4
Second Quarter	$3.00	$2.02
Third Quarter	$2.14	$1.64
Fourth Quarter	$2.38	$1.4
2003
January	$2.04	$1.8
February	$1.92	$1.77
March	$2.12	$1.8
April	$2.18	$1.87
May	$3.04	$2.1
June (through June 25, 2003)	$3.36	$2.8

          On June 25, 2003, the reported closing sale price of our ordinary shares on the Nasdaq National Market was $3.36 per share.

Item 10. Additional Information

     10.A Share capital

          Not applicable.

     10.B Articles of Incorporation

          Purposes and Objects of the Company

          We are a public company registered under the Israeli Companies Law as Optibase Ltd., registration number 520037078.

          Pursuant to our articles of association, our objectives are to engage in any lawful business and our purpose is to act pursuant to business considerations to make profits.

          Our articles of association also state that we may contribute a reasonable amount for an appropriate cause, even if the contribution is not within the framework of our business considerations.

          The Powers of the Directors

          The power of our directors to vote on a proposal, arrangement or contract in which the director is interested is limited by the relevant provisions of the Companies Law.  In addition, the power of our directors to vote on compensation to themselves or any members of their body is limited in that such decision requires the approval of the audit committee, the board of directors and the shareholders at a general meeting.  Please see Item 6C. “Board Practices – Approval of Related Party Transactions.”

          The powers of our directors to borrow are not limited, except in the same manner as any other transaction by the company.

          Rights Attached to Shares

          Our registered share capital is NIS 2,500,004 divided into a single class of 19,230,800 ordinary shares, par value NIS 0.13 per share, of which 12,371,206ordinary shares were outstanding as of June 15, 2003.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the Ordinary Shares are as follows:

          Dividend rights

          Holders of Ordinary Shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose a dividend with respect to any fiscal year only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires the approval of our board of directors. Please see Item 10E. “Additional Information – Taxation.”

          One year after a dividend has been declared and is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

          Voting rights

          Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Currently there are no shares of capital stock outstanding with special voting rights. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least thirty three and one third percent (33.3%) of our voting rights.  In the event that a quorum is not present within half an hour of the scheduled time, the shareholders’ meeting will be adjourned to the same day of the following week, at the same time and place, or such time and place as the board of directors may determine by a notice to the shareholders.  If at such adjourned meeting a quorum is not present at the time of opening of such meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum.

          An ordinary resolution, such as a resolution for the election of directors, or the appointment of auditors, requires the approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or through a voting instrument and voting thereon.  Under our articles of association, if a resolution to amend the articles of association is recommended by our board of directors, such recommended resolution’s adoption in a general meeting of the shareholders requires an ordinary majority. In any other case, such a resolution requires approval of a special majority of more than three quarters of the votes of the shareholders entitled to vote themselves, by proxy or through a voting instrument.

          The directors are appointed by an ordinary majority at a general meeting.  The directors have the right at any time, in a resolution approved by at least a majority of our directors, to appoint any person as a director, subject to the maximum number of directors specified in our articles of association, to fill in a place which has randomly been vacated or as an addition to the board of directors. Any such director so appointed shall hold office until the next annual general meeting and may be reelected.

          Under our articles of association our directors are elected by an ordinary majority of the shareholders at each duly convened annual meeting, and they serve until the next annual meeting, provided that external directors shall be elected in accordance with applicable law and/or relevant stock exchange rules applicable to us. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office. A resigning director may be reelected.

          Rights in the Company’s profits

          All of our ordinary shares have the rights to share in our profits distributed as a dividend and any other permitted distribution.

          Rights in the event of liquidation

          All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in the event of liquidation.

          Changing Rights Attached to Shares

          According to our articles of association, our share capital may be divided into different classes of shares or alter the rights of such shares by an ordinary majority resolution passed by the general meetings of the holders of each class of shares separately, or after obtaining the written consent of the holders of all of the classes of shares.

          Annual and Extraordinary Meetings

          Our board of directors must convene an annual meeting of shareholders every year by no later than the end of fifteen months from the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or by one or more shareholders holding in the aggregate at least 5% of the voting rights in the Company.  Where the board of directors is requisitioned to call a special meeting, it shall do so within twenty-one days, for a date that shall not be later than thirty-five days from the date on which the notice of the special meeting is published.

          Limitations on the Rights to Own Securities in the U.S.

          Our memorandum and articles of association do not restrict in any way the ownership of our shares by nonresidents of Israel, and neither the memorandum and articles of association nor Israeli law restricts the voting rights of nonresidents of Israel, except that under Israeli law, any transfer or issue of shares of the Company to a resident of a country under a state of war with Israel is prohibited and shall have no affect, unless authorized by the Israeli Minister of Finance.

Limitations on Change in Control and Disclosure Duties

Our memorandum and articles of association do not restrict the change of control nor do they impose any disclosure duties beyond the requirements set out in  Israeli law. Please see Item 3D(b)--“Risks Relating to Operations in Israel – Anti-takeover Provisions.”

          Changes in Our Capital

          Changes in our capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of shareholders participating and voting in the general meeting.

     10.C Material contracts

           Separation Agreement with Ran Eisenberg.  On August 13, 2001, Mr. Ran Eisenberg, our former chief executive officer, tendered his resignation. On August 30, 2001, an agreement was signed between Mr. Eisenberg and us, according to which Mr. Eisenberg shall serve as an advisor to our board of directors from April 28, 2002 until the earlier of  (1) termination of the agreement by us as a result of (i) a material breach of the agreement; (ii) willful misconduct or acts in bad faith; or (iii) committal of a felony or a common law fraud, against us; performed by Mr. Eisenberg; or (2) on August 30, 2002. In consideration for his services, Mr. Eisenberg received $170,000 plus VAT, of which 50% was paid on September 30, 2001 and the rest was paid in 2002. Mr. Eisenberg was reimbursed for reasonable business expenditures incurred in connection with the services and approved in advance by us.  This Agreement was filed under Form 6-K on February 15, 2002.

          Separation Agreement with John Krooss.  In connection with the separation of Mr. John Krooss’ employment with us effective September 2001, we entered into a Separation Agreement and General Release dated January 15, 2002, pursuant to which Mr. Krooss continues to serve on our board of directors, and will, at his election and expense, receive certain health insurance benefits. The Employment Agreement with Mr. Krooss dated November 30, 2000 was terminated.  We also agreed to indemnify Mr. Krooss in his capacity as a member of the board of directors or officer for all periods commencing on or after December 4, 2000 and to recommend to the our board of directors that Mr. Krooss be granted additional options in an amount determined by the board of directors.  In addition, as discussed below, we agreed to release certain of Mr. Krooss’ shares in escrow in connection with a settlement between us and the former shareholders of Viewgraphics.  In July 2002, Mr. Krooss resigned from his service as a director on our board of directors.

          Settlement with Former Shareholders of Viewgraphics.  In connection with the acquisition of Viewgraphs and issuance of shares to the former shareholders of Viewgraphics, we placed an aggregate of 716,933 shares into one-year escrow subject to such former shareholders’ indemnification obligations under the merger agreement, and 319,488 shares into a three-year escrow to provide for indemnification obligation of Mr. John Krooss arising from representations related to the tax status of Viewgraphics.  We entered into a Settlement Agreement and Release dated December 1, 2001 with the former shareholders, pursuant to which we settled our claims against the former shareholders arising under the merger agreement.  As part of the settlement, as of January 15, 2002, 251,285 shares in escrow attributable to Mr. Krooss were returned to Optibase (with Mr. Krooss’ undertaking to pay a specified amount of damages to us resulting from any breach of certain representations under the merger agreement), 322,857 shares for Mr. Krooss and 104,968 shares for his children’s trust, or an aggregate of 427,825 escrow shares were released from the escrow and 68,203 shares remain in escrow until the third anniversary of the closing in connection with tax indemnification obligations under the merger agreement.

          Distribution Agreement with BDX. On December 20, 2002, we entered into an agreement with BDX Beijing Digital Express Center, or BDX our currently sole distributor in China for the distribution of our open system, MGWXOO and information value systems in China during 2003. Under the agreement BDX undertook to purchase from us minimum quotas per each quarter of 2003. In the event BDX meets the target set for 2003, BDX shall receive certain rebates, the total amount of which shall not exceed $120,000, to be used by BDX for marketing activities. In addition, we undertook to share with BDX other expenses incurred by BDX, such as roadshows, CCBN and other marketing activities the total amount of which shall not exceed $30,000.

     10.D Exchange controls

          There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except or otherwise as set forth under “Item 10E. Additional Information —Taxation.”

          Under Israeli law (and our memorandum and articles of association), persons who are neither residents nor nationals of Israel may freely hold, vote and transfer ordinary shares in the same manner as Israeli residents or nationals.

     10.E Taxation

     Israeli taxation

          The following is a discussion of Israeli and United States tax consequences material to a U.S. shareholder.  To the extent the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question.  The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.  Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any non-U. S., state or local taxes.

          Tax reform.   On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of controlled foreign corporation was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

          General Corporate Tax Structure in Israel.  The regular rate of corporate tax to which Israeli companies are subject is 36%. However, the effective rate of tax of a company that is qualified under Israeli law as an “Industrial Company” (as referred to below) and that derives income from an “Approved Enterprise” (as referred to below) may be considerably lower.

          We currently qualify as an “Industrial Company” pursuant to the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Law”). A company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from certain specified sources), is derived from Industrial Enterprises owned by that company. An “Industrial Enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity. As an Industrial Company, we are entitled to certain tax benefits, including a deduction of 12.5% per annum of the purchase of patents or certain other intangible property rights. See Note (12) to our consolidated financial statements.

          Our production facilities have been granted “Approved Enterprise” status under the Law for Encouragement of Capital Investments, 1959 and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We have elected to participate in the Alternative Benefits Program with respect to our  “Approved Enterprises.” The income derived from our facilities that were granted “Approved Enterprise” status is exempt from income tax in Israel for two years commencing in the year in which the specific “Approved Enterprises” first generates taxable income. Following such two-year period, the “Approved Enterprises” are subject to corporate tax at a reduced rate of 15-25% for an additional period of five to eight years (subject to an adjustment based upon the non-Israel investors’ ownership of us). Please see Note (12) to our consolidated financial statements.

          A company owning an Approved Enterprise may elect to forego entitlement to grants otherwise available as a result of an Approved Enterprise in return for an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.  The law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years. A foreign investors’ company, as defined in the Investment Law, may enjoy benefits for an extended period of up to ten years, or twelve years, if it complies with certain export criteria stipulated in the Investment Law.

          The period of tax benefits detailed above is limited to the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The tax benefits are scheduled to gradually expire from 2003 through 2014.

          The Investment Center bases its decision whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Therefore, we cannot assure you that any applications we may make in the future will be approved. The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises."  In the event of failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest.

          Should we derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rates of 36%.

          The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation.  We have decided not to declare dividends out of such tax-exempt income.

          In the event a company is operating under more than one approval or its capital investments are only partly approved, its effective tax rate is a weighted combination of the various applicable tax rates.

          Eligibility for benefits under the Industry Law is not contingent upon the approval of any Government agency. No assurance can be given that we will continue to qualify as an Industrial Company, or will be able to avail us of any benefits under the Industry Law in the future.

          Special Provisions Relating to Taxation under Inflationary Conditions. The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Below we describe those features which are material to us:

•

There is a special tax adjustment for the preservation of equity which classifies corporate assets into fixed assets and non-fixed assets. Where a company’s equity, as defined in the law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•	In specified circumstances, gains on traded securities, which might otherwise be eligible for reduced rates of tax, will be subject to company tax at the rate of 36%.

          Although the Law for the Encouragement of Capital Investment, 1959 provides that no new benefits may be granted after May 2003, we expect that this date could be extended, as has been the case in the past. There can be no assurance that new benefits will be available after May 2003. Since we have already been granted approved enterprise status under this Law, the deadline does not have any affect on our status or on the benefits we receive.

          Capital Gains Tax on Sales of Our Ordinary Shares.  Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available, or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an “Industrial Company”, as defined by the Industry Encouragement Law, that are traded on specified non-Israeli markets, including The NASDAQ National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter.  This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law, 1985. We believe that we are currently an Industrial Company, as defined by the Industry Encouragement Law. The status of a company as an Industrial Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny our status as an Industrial Company, possibly with retroactive effect.

          On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment), 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance, provided such shareholders did not acquire their shares prior to an initial public offering. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph and capital gains in respect of assets purchased prior to that date will be subject to a blended tax rate calculated based on the relative time periods before and after January 1, 2003. This is not true with respect to traded securities, where post-2002 gains are measured based on the closing prices at the end of 2002.

          In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (or a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such “Treaty United States Resident” holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions. However, under the United States-Israel Tax Treaty, such “Treaty United States Resident” would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

          Taxation of Non-Resident Holders of Shares.  Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source.  Unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence, the withholding rate is as follows:

Dividends generated by an Approved Enterprise		Dividends not generated by an Approved Enterprise

U.S. company holding 10% or more of our shares	Other non-resident	U.S. company holding 10% or more of our shares	Other non-resident

15%	15%	12.5%	25%

          Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

          Foreign Exchange Regulations.  We are permitted to pay in Israeli and non-Israeli currency: -

•	dividends to holders of our ordinary shares; and
•	any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up.

          If we make any payments in Israeli currency, the payments may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

          United States Federal Income Tax Consequences.  The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares.  This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,
•	financial institutions,
•	certain insurance companies,
•	investors liable for alternative minimum tax,
•	tax-exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,
•	persons who hold the ordinary shares through partnerships or other pass-through entities,
•	investors that actually or constructively own 10 percent or more of our voting shares, and
•	investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

          This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation.  In addition, this summary does not include any discussion of state, local or foreign taxation.  You are urged to consult your tax advisors regarding the non-U. S. and United States federal, state and local tax considerations of an investment in ordinary shares.

         For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;
•	a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate whose income is subject to U.S. federal income tax regardless of its source;
•

a trust if: (a) a court within the United States is able to exercise primary supervision over administration of the trust, and (b) one or more United States persons have the authority to control all substantial decisions of the trust; or

•

a trust, if the trust were in existence and qualified as a “United States person,” within the meaning of the Code, on August 20, 1996 under the law as then in effect and elected to continue to be so treated.

          Taxation of Dividends.  The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles.  You will be required to include this amount of dividends in gross income as ordinary income.  Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares.  See “--Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains.  Dividends will not qualify for the dividends-received deduction generally available to U.S. corporations under Section 243 of the Code.

          Recently enacted amendments to the Code, as amended, provide that dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed at the applicable long-term capital gains rate if the dividend is received from a "qualified foreign corporation," and the shareholder of such foreign corporation holds such stock for more than 60 days during the 120-day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A "qualified foreign corporation" is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market.

          Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received.  A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as U.S. source ordinary income or loss.  U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

          Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which non-U.S. tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes.  Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years.  Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

          Dispositions of Ordinary Shares.  If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares.  Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition.  In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

          In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange.  A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as U.S. source ordinary income or loss.

          Passive Foreign Investment Companies.  There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares.

          For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we are a PFIC under a literal application of the asset test that looks solely to market value. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders of our ordinary shares would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale of ordinary shares.

          The consequences described above can be mitigated if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. A shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS.

          As an alternative to making the QEF election, the U.S. Holder of PFIC stock which is publicly traded could mitigate the consequences of the PFIC rules by electing to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  All U.S. Holders are advised to consult their own tax advisers about the PFIC rules generally and about the advisability, procedures and timing of their making any of the available tax elections, including the QEF or mark-to-market elections.

          Backup Withholding and Information Reporting.  Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to a 30 percent U.S. backup withholding tax.  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.  Any amount withheld under these rules may be credited against your federal income tax liability.

          Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.  Any U.S. holder who holds 10% or more in vote or value of our ordinary shares may be subject to certain additional United States information reporting requirements.

          U.S. Gift and Estate Tax.  An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

10.F Dividend and paying agents.

                 Not required.

10.G Statement by experts

               Not required.

10.H Documents on display

           Reports and other information of Optibase filed electronically with the U.S. Securities and Exchange Commission may be found at www.sec.gov. They can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in room 1024, 450 Fifth Avenue. N.W. Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.

10.I Subsidiary information

           Not required.

 Item 11. Quantitative and Qualitative Disclosure About Market Risk

          Most of our revenues are generated in U.S. dollars but a portion of our expenses are incurred in NIS.  Therefore, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.  As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel.  In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.  Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future.  Accordingly, we may enter, but so far have not entered, into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS.  These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

          Interest Rate and Rating Risks

          Our exposure to market risk for changes in interest rates in the U.S. relates primarily to our investment in marketable securities.  Our marketable securities are comprised mainly of corporate bonds and U.S. Government and Agencies bonds. The fair value of our long and short-term securities is based upon their market values. Changes in U.S. interest rates, as well as rating changes done by the leading rating agencies, to the bonds issuers, could affect our financial results.

 Item 12. Description of Securities Other than Equity Securities

           Not applicable.

Part II

 Item 13.    Defaults, Dividend Arrearages and Delinquencies

           Not applicable.

 Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

 Item 15.      Controls and Procedures

          Disclosure controls and procedures. Optibase’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of its disclosure controls and procedures within the 90 days prior to the date of filing of this Annual Report on Form 20-F. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that Optibase has in place appropriate controls and procedures designed to ensure that information required to be disclosed by Optibase in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

          Internal controls. Since the date of the evaluation described above, there have not been any significant changes in Optibase’s internal controls or in other factors that could significantly affect those controls.

 Item 16.

          Reserved.

 Item 17.

           Not Applicable.

Part III

Item 18.    Financial Statements

The following financial statements of the Company and the auditors’ report are hereby attached.

Index to Consolidated Financial Statements	F-1
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3–F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity	F-6-F-8
Consolidated Statements of Cash Flows	F-9-F10
Notes to Consolidated Financial Statements	F11-F40

  Item 19.    Exhibits and financial statement schedules

(a)	Financial Statement Schedules

Schedule II Schedule of Valuation and Qualifying Accounts at December 31, 2002

SCHEDULE II
OPTIBASE LTD.

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AT DECEMBER 31, 2002

	Balance at beginning of period	Provision for doubtful accounts	Write-off of previously provided accounts	Balance at end of period

	(Dollars in thousands)
Year ended December 31, 2002
Allowance for doubtful accounts	$739	$278	$ (203)	$814
Year ended December 31, 2001
Allowance for doubtful accounts	$453	$377	$ (91)	$739
Year ended December 31, 2000
Allowance for doubtful accounts	$188	$313	$ (48)	$453

Other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

(b)	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Form 6-K dated February 15, 2002).
1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Form 6-K dated February 15, 2002).
(a)2.1	Escrow Agreement dated December 4, 2000 by and among Optibase Ltd., Viewgraphics Incorporated, American Stock Transfer & Trust Company and John Krooss as Representative of Shareholders
(a)4.1

Agreement and Plan of Reorganization dated December 1, 2000 by and among Optibase Ltd., Vodka Acquisition Corp., Viewgraphics Incorporated, John Krooss and the Krooss 2000 Children’s Trust
     Exhibit A Form Voting Agreement
     Exhibit B Form of Krooss Employment Agreement (see Exhibit      10.1)
     Exhibit C Forms of Employment Agreement
     Exhibit D Form of Individual Shareholder Agreement
     Exhibit E Form Escrow Agreement (see Exhibit 2.3)
     Exhibit F Form of Agreement of Merger
     Exhibit G Form of Opinion from legal counsel to Viewgraphics
Exhibit H Forms of Opinion from legal counsels to Optibase

(a)4.2	Asset Acquisition Agreement dated December 1, 2000 by and among Optibase Ltd., Viewgraphics Incorporated and John Krooss
(e)4.3

Settlement Agreement and Release dated December 1, 2001 by and among Optibase Ltd. and the former shareholders of Viewgraphics, John Krooss as shareholder representative and American Stock Transfer  & Trust Company as the escrow agent.

Exhibit Number	Description of Document

(e)4.4	Agreement and General Release dated January 15, 2002 by and between Optibase Ltd. and John Krooss.
(c)4.5	Termination Agreement Between Optibase Ltd., Optibase Inc. and Optibase Europe Ltd. and Mr. Ran Eisenberg, dated August 29, 2001.
(c)4.6	Consulting Agreement between Optibase Ltd. and Mr. Ran Eisenberg, dated August 29, 2001.
4.7	Distribution Agreement between Optibase Ltd. and Beijing Digital Express Center dated December 20, 2002.
4.8	Form of Letter of Indemnity between Optibase Ltd. and its directors and officers
4.9	Form of Letter of Indemnity between Optibase, Inc. and its directors and officers
8.1	List of subsidiaries of the Company
(b)10.1	1999 Israel Share Option Plan, as amended
(b)10.2	1999 U.S. Share Option Plan, as amended
(b)10.3	102 Plan
(b)10.4	Employee Stock Purchase Plan
(d)10.5	2001 Non-statutory Share Option Plan as amended and Form Option Agreement
(a)10.4	Employment Agreement with John Krooss dated November 30, 2000 (terminated as of January 15, 2002).
10.5	Consent of Kost Forer & Gabbay, a member of Ernst & Young Global.
10.6	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a)	Incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000.

(b)	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999.

(c)	Incorporated by reference to exhibits filed with the Form 6-K filed on February 15, 2002.

(d)

Incorporated by reference to Exhibit 10.5 filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to the amendment, Exhibit 99.7 filed with the Form 6-K filed on February 15, 2002.

(e)	Incorporated by reference to Exhibits 4.3 and 4.4 filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity	F-6 - F-8

Consolidated Statements of Cash Flows	F-9 - F-10

Notes to Consolidated Financial Statements	F-11 - F-40

- - - - - - - - - - -

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

OPTIBASE LTD.

          We have audited the accompanying consolidated balance sheets of Optibase Ltd. (the “Company”) and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed at item 19(a). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Optibase Ltd. and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER & GABBAY
February 10, 2003	A Member of Ernst & Young Global

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2001	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,764	$6,002
Marketable securities (Note 3)	37,225	39,318
Trade receivables (net of allowance for doubtful accounts of $739 and $814 as of December 31, 2001 and 2002, respectively) (Note 16a)	4,710	2,650
Other accounts receivable and prepaid expenses (Note 4)	1,414	1,577
Inventories (Note 5)	5,568	4,237

Total current assets	54,681	53,784

LONG-TERM INVESTMENTS:
Long-term lease deposits (Note 11a)	317	239
Marketable securities (Note 3)	2,107	-
Severance pay fund	982	1,057
Investment in companies (Note 6)	1,614	2,235

Total long-term investments	5,020	3,531

PROPERTY AND EQUIPMENT, NET (Note 7)	3,044	2,173

OTHER ASSETS, NET (Note 8)	8,792	220

	$71,537	$59,708

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,

	2001	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term capital lease obligations	$207	$129
Trade payables	2,204	2,064
Deferred revenues	165	309
Other accounts payable and accrued expenses (Note 9)	6,979	6,051

Total current liabilities	9,555	8,553

LONG-TERM LIABILITIES:
Long-term capital lease obligations, net of current maturities	133	14
Accrued severance pay	1,590	1,646

Total long-term liabilities	1,723	1,660

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 13):
Share capital:
Ordinary shares of NIS 0.13 par value - Authorized: 19,230,800 shares as of December 31, 2001 and 2002; Issued: 12,495,851 shares as of December 31, 2001 and 12,872,411 shares as of December 31, 2002; Outstanding: 11,964,828 shares as of December 31, 2001 and 12,341,388 shares as of December 31, 2002	495	505
Additional paid-in capital	115,949	115,507
Treasury shares	(2,278)	(2,278)
Deferred stock compensation	(2,699)	(509)
Accumulated other comprehensive income	78	467
Accumulated deficit	(51,286)	(64,197)

Total shareholders’ equity	60,259	49,495

	$71,537	$59,708

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2000	2001	2002

Revenues (Notes 15 and 16b)	$30,699	$29,432	$20,424
Cost of revenues (Note 16c)	13,100	15,016	10,266

Gross profit	17,599	14,416	10,158

Operating expenses:
Research and development, net (Note 17a)	6,247	15,562	8,128
Selling and marketing	8,711	10,843	7,991
General and administrative	2,265	4,927	2,050
Impairment of other assets (Note 1c)	-	20,933	6,791
Restructuring charges (Notes 14 and 1d)	-	2,064	505
In-process research and development write-off (Note 1b)	14,430	-	-

Total operating expenses	31,653	54,329	25,465

Operating loss	(14,054)	(39,913)	(15,307)
Other income (expenses), net	9	4	(14)
Financial income, net (Note 17b)	5,083	875	3,713

Loss before provision for tax	(8,962)	(39,034)	(11,608)
Provision for tax (Note 12)	-	67	124

Loss after provision for tax	(8,962)	(39,101)	(11,732)
Equity in losses of an affiliate	-	-	(325)

Net loss before cumulative effect of accounting change	(8,962)	(39,101)	(12,057)
Cumulative effect of accounting change	-	-	(854)

Net loss	$(8,962)	$(39,101)	$(12,911)

Net loss per share:
Before cumulative effect of accounting change - basic and diluted	$(0.79)	$(3.24)	$(0.99)

Cumulative effect of accounting change - basic and diluted	$-	$-	$(0.07)

Basic and diluted	$(0.79)	$(3.24)	$(1.06)

Weighted average number of shares used in computing basic and diluted net loss per share (in thousands)	11,324	12,059	12,203

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity

Balance as of January 1, 2000	$370	$30,199	$-	$(183)	$(48)	$(3,223)		$27,115
Issuance of shares, net	65	67,233	-	-	-	-		67,298
Issuance of shares to ViewGraphics’ shareholders (see Note 13b1), net	43	11,640	-	-	-	-		11,683
Exercise of stock options	8	660	-	-	-	-		668
Deferred stock compensation related to the acquisition of ViewGraphics	-	4,794	-	(4,794)	-	-		-
Compensation related to issuance of shares that are held in escrow	-	981	-	(981)	-	-		-
Amortization of deferred stock compensation	-	-	-	302	-	-		302
Amortization of deferred stock compensation related to shares that are held in escrow	-	-	-	51	-	-		51
Purchase of treasury shares	*)	-	(65)	-	-	-		(65)
Other comprehensive loss:
Unrealized losses on available for sale marketable securities	-	-	-	-	(675)	-	$(675)	(675)
Net loss	-	-	-	-	-	(8,962)	(8,962)	(8,962)

Total comprehensive loss							$(9,637)

Balance as of December 31, 2000	$486	$115,507	$(65)	$(5,605)	$(723)	$(12,185)		$97,415

*)            Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity

Balance as of January 1, 2001	$486	$115,507	$(65)	$(5,605)	$(723)	$(12,185)		$97,415
Issuance of shares, net	4	438	-	-	-	-		442
Exercise of stock options	5	697	-	-	-	-		702
Cancellation of deferred stock compensation	-	(290)	-	290	-	-		-
Cancellation of deferred stock compensation related to issuance of shares that are held in escrow	-	(403)	-	403	-	-		-
Amortization of deferred stock compensation	-	-	-	1,911	-	-		1,911
Amortization of deferred stock compensation related to shares that are held in escrow	-	-	-	302	-	-		302
Purchase of treasury shares	-	-	(1,094)	-	-	-		(1,094)
Receipt of treasury shares related to ViewGraphics acquisition (see Note 13b3)	-	-	(1,119)	-	-	-	-	(1,119)
Other comprehensive income:
Unrealized loss on available-for-sale marketable securities	-	-	-	-	(990)	-		-
Less - reclassification adjustment for other than temporary decrease in value of available-for-sale marketable securities included in net loss	-	-	-	-	1,791	-		-

Other comprehensive income	-	-	-	-	801	-	$801	801
Net loss	-	-	-	-	-	(39,101)	(39,101)	(39,101)

Total comprehensive loss							$(38,300)

Balance as of December 31, 2001	$495	$115,949	$(2,278)	$(2,699)	$78	$(51,286)		$60,259

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity

Balance as of January 1, 2002	$495	$115,949	$(2,278)	$(2,699)	$78	$(51,286)		$60,259

Issuance of shares, net	5	337	-	-	-	-		342
Exercise of stock options	5	30	-	-	-	-		35
Cancellation of deferred stock compensation	-	(809)	-	809	-	-		-
Amortization of deferred stock compensation	-	-	-	1,156	-	-		1,156
Amortization of deferred stock compensation related to shares that are held in escrow	-	-	-	225	-	-		225
Other comprehensive income:
Unrealized income on available-for-sale marketable securities	-	-	-	-	389	-	$389	389
Net loss	-	-	-	-	-	(12,911)	(12,911)	(12,911)

Total comprehensive loss							$(12,522)

Balance as of December 31, 2002	$505	$115,507	$(2,278)	$(509)	$467	$(64,197)		$49,495

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2000	2001	2002

Cash flows from operating activities:
Net loss	$(8,962)	$(39,101)	$(12,911)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,616	6,107	2,623
Impairment of property and equipment and capitalized computer software costs – included in restructuring charges	-	728	319
Impairment of other assets	-	20,933	6,791
In-process research and development write-off	14,430	-	-
Equity in losses of affiliate	-	-	325
Cumulative effect of accounting change	-	-	854
Proceeds from (investment in) trading marketable securities, net	-	(9,732)	23,260
Other than temporary decrease in value of available-for-sale marketable securities	-	1,791	-
Accrued interest and amortization of premium and discount on available -for-sale marketable securities	(76)	248	(132)
Loss (gain) on sale of available-for-sale marketable securities	6	(5)	(852)
Loss (gain) on sale of property and equipment	(9)	(4)	14
Accrued severance pay, net	162	229	(19)
Amortization of deferred stock compensation	353	2,213	1,381
Decrease in trade receivables	717	2,052	2,060
Decrease (increase) in other accounts receivable and prepaid expenses	(1,939)	1,721	(163)
Decrease (increase) in inventories	(802)	(1,352)	756
Increase (decrease) in trade payables	2,952	(4,563)	(140)
Increase (decrease) in deferred revenues	353	(373)	144
Decrease in accrued expenses and other accounts payable	(630)	(2,117)	(928)

Net cash provided by (used in) operating activities	8,171	(21,225)	23,382

Cash flows from investing activities:
Capitalization of computer software costs	(80)	(160)	(120)
Proceeds from sale of property and equipment	42	34	13
Purchase of property and equipment	(839)	(1,037)	(476)
Investments in available-for-sale marketable securities	(56,103)	(17,042)	(64,907)
Proceeds from sale of available-for-sale marketable securities	28,788	1,871	29,184
Proceeds from redemption of matured available-for-sale marketable securities	3,000	12,000	13,850
Investment in short-term bank deposits	(44,056)	-	-
Proceeds from maturity of short-term bank deposits	24,987	27,569	-
Redemption of (investment in) long-term lease deposits	(87)	(26)	78
Investment in companies	(1,064)	(250)	(946)
Payment for the acquisition of ViewGraphics Inc. (c)	(31,813)	(850)	-
Payment for the acquisition of HiTV unit (d)	(3,750)	-	-

Net cash provided by (used in) investing activities	(80,975)	22,109	(23,324)

Cash flows from financing activities:
Proceeds from issuance of Ordinary shares, net	67,298	442	342
Proceeds from exercise of stock options	668	702	35
Purchase of treasury shares	(65)	(1,094)	-
Payments of shareholders’ loans	-	(285)	-
Payments of long-term capital lease obligations	(15)	(111)	(197)

Net cash provided by (used in) financing activities	67,886	(346)	180

Increase (decrease) in cash and cash equivalents	(4,918)	538	238
Cash and cash equivalents at the beginning of the year	10,144	5,226	5,764

Cash and cash equivalents at the end of the year	$5,226	$5,764	$6,002

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

Year ended December 31,

2000	2001	2002

Supplemental disclosure of cash flow activities:

(a)	Non-cash transactions:
	Treasury shares received from ViewGraphics Inc. former shareholders	$-	$(269)	$-
	Share issuance expenses payable related to the acquisition of ViewGraphics	(130)	-	-
	Reclassification of inventories into property and equipment	39	192	575
	Reclassification of available-for-sale marketable securities into trading marketable securities	-	(13,528)	-

		$(91)	$(13,605)	$575

(b)	Cash paid during the year for interest	$62	$90	$40

(c)	Payment for the acquisition of ViewGraphics (Note 1b):

	Fair values of assets acquired and liabilities assumed at the date of acquisition are as follows:

	Working capital deficiency (excluding cash and cash equivalents in the amount of $498)	$(3,746)
	Property and equipment	1,050
	Shareholders’ loans	(285)
	Long-term deposits	17
	In-process research and development	14,430
	Goodwill	14,669
	Other intangible assets	17,975
	Allowance for acquisition expenses	(484)

		43,626
	Less - amount acquired by issuance of shares	(11,813)

		$31,813
(d)	Payment for the acquisition of HiTV unit (Note 1b):

	Fair values of assets acquired at the date of acquisition are as follows:

	Property and equipment	$770
	Assembled workforce	259
	Patents	1,710
	Technology	1,011

		$3,750

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL
a.	Optibase Ltd. (the “Company”) was incorporated and commenced operations in 1990.

Optibase has three wholly-owned subsidiaries: Optibase Inc. in the United States which was incorporated in 1991, Optibase Europe Ltd., in the United Kingdom, which was dissolved in July 2002, and Optibase B.V. in the Netherlands, which was incorporated during 2001.

The Company and its subsidiaries provide constraints-free streaming of rich media over broadband networks and enable interconnectivity between Digital Video Broadcasting and IP networks. The Company and its subsidiaries’ products have been deployed in applications such as TV broadcasts over IP networks, video-on-demand, corporate communications, distance learning and business TV.

The Company and its subsidiaries sell their products worldwide through distributors, Value Added Resellers (“VARs”) , system integrators and Original Equipment Manufacturers (“OEMs”) , who are considered end-customers.

Aggregate sales to the three leading system integrators accounted for approximately 30%, 23% and 30% of the consolidated revenues in 2000, 2001 and 2002, respectively. Aggregate sales to the three leading distributors accounted for approximately 13%, 13% and 14% of the consolidated revenues in 2000, 2001 and 2002, respectively. See Note 15b for individual major customers.

A majority of the Company and its subsidiaries’ sales is made in North America, Europe and the Far East (see Note 15a).

The Company and its subsidiaries depend on third parties to distribute and market their products. If the Company and its subsidiaries are unable to effectively manage and maintain relationships with their system integrators and distributors, or to develop new relationships with other system integrators and distributors, their ability to market and sell their products in certain markets will be affected. Furthermore, a loss of one or more of the Company and its subsidiaries’ major system integrators and/or major distributors, or any event negatively effecting such system integrators and/or distributors’ financial condition, could cause a material adverse effect on the Company’s and its subsidiaries’ results of operations and financial position.

The Company and its subsidiaries are dependent upon sole source suppliers for certain key components used in their products, including certain compression chips. Although there are a limited number of manufacturers of the particular components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and possible loss of sales, which would adversely affect the operating results and financial position.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

b.	Acquisitions of ViewGraphics, Inc. (“ViewGraphics”) and ECI Telecom Ltd. HiTV unit (“HiTV” unit):

1.

In December 2000, the Company acquired all of ViewGraphics’ outstanding shares and substituted all options for an aggregate purchase price of approximately $ 43,626, of which $ 11,813 in 1,370,150 newly issued Ordinary shares of the Company.

Under the agreement, 936,421 Ordinary shares were placed in escrow for a period of one year as set forth in the agreement to cover against future contingencies. The fair value of these escrowed shares was recorded as part of the purchase price (see Note 13.b.2). An additional 100,000 shares, which relate to the employment of two ViewGraphics executives, were placed into escrow for a period of up to 24 months. The fair value of the shares was recorded as deferred stock compensation (see Note 13.b.1). The Company also granted 753,384 options in exchange for the options held by employees of ViewGraphics as of the acquisition date. The Company recorded a deferred stock compensation in respect for these options (see Note 13d). The operations of ViewGraphics are included in the consolidated statements from the date of acquisition.

Prior to the acquisition, ViewGraphics was a provider of hardware and software solutions used for the manipulations and transmission of broadcast-quality digital video over broadband networks. These solutions are used for applications such as interactive TV, video-on-demand and datacasing.

The acquisition was treated on the basis of the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 “Business Combinations” (“APB 16”) . Accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Other intangible assets acquired had a fair value of $ 47,074 as shown below:

Technology	$16,130
Goodwill	14,669
Assembled workforce	1,000
Customer base	845
In process research and development (*)	14,430

$47,074

	(*)	Write-off of in process research and development, for which technological feasibility has not yet been established and no alternative future use exists.

2.

In October 2000, the Company purchased the HiTV unit, in consideration of $ 3,750, which was paid in cash. Prior to the acquisition, the HiTV unit was a developer of a carrier-grade networking solution optimized for TV distribution networking applications.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The acquisition was treated on the basis of the purchase method of accounting and accordingly, the allocation of the purchase price of HiTV unit is based on the fair value of assets acquired at the date of acquisition as follows:

Property and equipment	$770
Assembled workforce	259
Patents	1,710
Technology	1,011

$3,750

c.	Impairment of other assets:

	1.	Impairment of other assets in 2001 (see also Note 2j and 2k):

In the third quarter of 2001, certain conditions were identified by management, including recurring operating losses and downward adjustment to the Company’s projections for 2002, as potential indicators of intangible assets impairment. As a result, management conducted an evaluation of the carrying value and amortization periods of the intangible assets resulted from acquisition of ViewGraphics and HiTV unit. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results.

According to the evaluation, the Company and its subsidiaries recognized an impairment loss in the amount of $ 20,933, in accordance with Statement of Financial Accounting Standard No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS 121”) and Accounting Principles Board Opinion No. 17  “Intangible Assets” (“APB 17”) , which is composed as follows:

Acquired technology (1)	$5,160
Acquired technology (2)	813
Goodwill (1)	12,872
Patents (2)	1,397
Customer base (1)	688
Assembled workforce (1)	3

$20,933

(1)	Related to the purchase of ViewGraphics, and based on an independent valuation, as of September 30, 2001.

(2)	Related to the purchase of HiTV unit and based on an independent valuation, as of September 30, 2001.

The impairment charge is reflected as impairment of other assets in the financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

2.	Impairment of other assets in 2002 (see also Note 2j and 2k):

Due to loss of a major customer, recurring operating losses and downward adjustment to the Company’s projections, the Company performed a recoverability test on its long-lived assets. In conjunction with this analysis, the Company recorded a non-cash charge of $ 6,791 in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) in respect to one group of assets. This charge is included in the impairment of intangible assets in the consolidated statements of operations.

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished, operationally and for financial reporting purposes. The carrying amount of the asset group was compared to the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows.

3.	Impairment of goodwill due to the adoption of Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS 142”) (as of January 1, 2002) (see also Note 2i):

The Company and its subsidiaries reclassified certain intangible assets, acquired from ViewGraphics and HiTV Unit, to goodwill in accordance with Statement of Financial Accounting Standard No.141, “Business Combinations” (“SFAS 141”) (as of January 1, 2002).

Based on steps the Company has taken for the adoption of SFAS 142, these intangible assets with an amortized balance of $ 854, were impaired using the impairment test required by SFAS 142. The impairment, required to be recognized when adopting SFAS 142, is reflected as a cumulative effect of accounting change as of January 1, 2002 and is composed as follows:

Customer base - ViewGraphics	$66
Assembled workforce - ViewGraphics	636
Assembled workforce - HiTV	152

$854

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The results of operations presented below for the three years ended December 31, 2000, 2001 and 2002, reflect the operations had the Company adopted the non-amortization provisions of SFAS 142 effective as of January 1, 2000:

	Year ended December 31,

	2000	2001	2002

Reported net loss	$(8,962)	$(39,101)	$(12,057)
Cumulative effect of accounting change	-	-	(854)
Goodwill amortization	211	2,145	-

Adjusted net loss	$(8,751)	$(36,956)	$(12,911)

Basic and diluted net loss-per-share:
Reported net loss	$(0.79)	$(3.24)	$(0.99)
Cumulative effect of accounting change	-	-	(0.07)
Goodwill amortization	0.02	0.18	-

Adjusted basic and diluted net loss-per-share	$(0.77)	$(3.06)	$(1.06)

d.	Restructuring in 2002:

During the third quarter of 2002, and with respect to the conditions that led to the abovementioned impairment of intangible assets, the Company announced that it was implementing a restructuring plan (the “Plan”) intended to further reduce costs. The Plan consisted of employee termination benefits associated with the involuntary termination of 10 employees. Through the third quarter of 2002, the Plan and the benefit arrangement were communicated to employees.

The following table summarizes the restructuring accruals status as of December 31, 2002:

	Restructuring charge	Utilized		Balance at December 31, 2002

		Cash	Non-cash

Employee termination benefits and related costs	$186	$135	$-	$51
Impairment of property and equipment	319	-	319	-

	$505	$135	$319	$51

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The restructuring was accounted for in accordance with EITF No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Costs of Exit and Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) , and in accordance with Staff Accounting Bulletins No. 100, “Restructuring and Impairment Charges” (“SAB 100”) . The impairment of property and equipment was accounted for in accordance with SFAS 144.

As for 2001 restructuring, see Note 14.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) .

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is made in United States dollars (“dollars”) . In addition, a substantial portion of their costs is incurred or determined in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and each of its subsidiaries operate. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”) . All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Group”) . Intercompany transactions and balances, including profits from intercompany sales not yet realized outside of the Group, have been eliminated upon consolidation.

d.	Cash equivalents:

The Company considers highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months, but less than one year, are included in short-term bank deposits and presented at cost. All of the short-term bank deposits are in U.S. dollars.

f.	Marketable securities:

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) . Management determines the appropriate classification of its investments in marketable debt at the time of purchase, and reevaluates such determinations at each balance sheet date.

As of December 31, 2002, all marketable securities covered by SFAS 115 were classified as available-for-sale. Available-for-sale marketable securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, “Accumulated other comprehensive loss”. Realized gains and losses on sales of investments, as determined on a specific identification basis, and interest income, including amortization of the premium and discount on debt securities, are included in the consolidated statement of operations, as financial income or expense as appropriate (see Note 17b).

During 2001, the Company reclassified into the trading category some of its then-existing available-for-sale marketable securities, and classified into the trading category some newly purchased debt securities. As such, as of December 31, 2001 all marketable securities were classified as available-for-sale or trading. Trading securities are held for resale in anticipation of short-term market movements. Under SFAS 115, marketable securities classified as trading securities are stated according to the quoted market prices as of each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income or expenses as appropriate (see Note 3 and 17b).

According to the Staff Accounting Bulletin No. 59 (“SAB 59”) , management is required to evaluate each period whether the decline in value for securities is other than temporary. Under SAB 59 fair value below cost for two consecutive quarters considered to be other than a temporary impairment. As such, in 2001, the securities’ decline in value, which is considered other than temporary, of some of its available-for-sale securities is in the amount of $ 1,791, and recorded in the statement of operations as financial expenses (see Note 3 and 17b).

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In 2001 and 2002 the Company and its subsidiaries recorded write-off expenses in a total amount of $ 415 and $ 608, respectively, of obsolete inventory and slow-moving items, which are included in the statement of operations under cost of revenues.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows:

Raw materials and components - by the “average cost” method.

Work in progress and finished goods - on the basis of calculated manufacturing costs and related overhead.

h.	Property and equipment:

Property and equipment is stated at cost net of accumulated depreciation.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease

In 2001 and 2002, as part of the restructuring plans, the Company and its subsidiaries recognized an impairment loss in the amount of $ 588 and $ 319, respectively, (see Notes 1d, 2k and 14).

i.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arose from acquisitions prior July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over the estimated useful life, which was eight years.

In 2001, the Company and its subsidiaries periodically assessed the recoverability of the carrying amount of goodwill in accordance with SFAS 121 and APB 17.

Subsequent January 1, 2002, SFAS 142 requires goodwill to be tested for impairment upon adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for the reportable unit. As for goodwill impairments in 2001 and 2002, see Notes 1c1 and 1c3, respectively.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Other assets, net:

Intangible assets including assembled workforce, acquired technology, patents and customer base subject to amortization arose from acquisition prior July 1, 2001, are being amortized on a straight-line method over their useful lives, which are three, five, five and eight years, respectively in accordance with APB 17.

As for impairments, see Notes 1c1, 1c2 and 2k.

k.	Impairment of long-lived assets:

In 2001, the Company and its subsidiaries periodically assessed the recoverability of the carrying amount of long-lived assets and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with SFAS 121 and APB 17.

Subsequent to January 1, 2002, the Company and its subsidiaries long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

l.	Investment in companies:

Investment in companies represents investments in: (i) Preferred shares of a privately held company which is recorded at the lower of cost or estimated fair value, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee and holds an equity stake of less than 20%, (ii) a privately held company by a way of convertible loans. The investment is accounted for under the hypothetical liquidation method, since the Company has the ability to exercise significant influence over operating and financial policies of the investee. The Company applies Emergency Issue Task Force No. 99-10, “Percentage Used to Determine the Amount of Equity Method Losses” (“EITF 99-10”) . Accordingly, losses of the investee are first ascribed to the Ordinary shares investors up to their investment amount and recognized based only on the ownership level of the particular investee security held by the investor. As of December 31, 2002, equity in losses of an affiliate was $ 325, and (iii) Common stock of a public company which is recorded at fair value, in accordance with SFAS 115.

The Company’s investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB 18”) . As of December 31, 2002, based on managements’ most recent analyses, no impairment losses have been identified (see also Notes 6 and 18).

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from the sale of hardware products (“products”) and also from an insignificant scope of sale of software products. The Company and its subsidiaries sell their products worldwide through distributors and OEMs who are considered end-customers.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”) , when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Upon delivery, titles and risks are transferred to the customer and no significant obligations exist after delivery has occurred. Estimated warranty costs, which are insignificant, are based on the Company’s past experience and are accrued in the financial statements. The Company and its subsidiaries do not grant a right of return.

Revenues from software sales, which are insignificant, are recognized according to Statement Of Position No. 97-2, “Software Revenue Recognition” (“SOP 97-2”) (as amended). Therefore, revenues from software sales are recognized when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable and collectibility is probable. Upon delivery, titles and risks are transferred to the customer and no significant obligations exist after delivery has occurred.

Amounts received from customers for which revenue has not yet been recognized, are presented as deferred revenues.

n.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade and the European Union Research and Development Program.

Statement of Financial Accounting Standard No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” (“SFAS 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company product development process, technological feasibility is established upon completion of a working model.

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount calculated using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three years).

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2001, as part of the restructuring plan, the Company and its subsidiaries wrote off an amount of $ 140 of capitalized computer software costs (see Note 14). Based on its most recent analyses, management believes that no further impairment of capitalized software development costs exists as of December 31, 2002.

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding marketing activity and research and development are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of selling and marketing expenses and research and development costs, respectively.

q.	Non-royalty-bearing grants:

The Company receives non-royalty-bearing grants from the European Union Research and Development Program, and from the MOST and STRIMM consortiums, which are part of the Office of the Chief Scientist Magnet program. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and are recorded as a reduction of research and development costs.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and long-term lease deposits.

The majority of the Company’s cash and cash equivalents are invested mainly in deposits with major banks in Israel and in the United States. Such short-term bank deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these deposits.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investments in marketable securities are done via major investment banks in the United States. These investments include corporate bonds and shares of a mutual fund. Management believes that the financial institutions are financially sound, the portfolio is well diversified, and accordingly minimal credit risk exists with respect to these marketable securities, all in accordance with the Company’s investment policy.

The trade receivables of the Company and its subsidiaries are geographically diversified and derived from sales to customers mainly in North America, Europe and the Far East. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, advanced payments, insurance, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection in addition to a general allowance of approximately 2% for the remaining accounts. The Company and its subsidiaries perform ongoing credit evaluations of their customers. The allowance for doubtful accounts is mainly composed of specific debts that are doubtful of collection amounting to $ 739 and $ 814 as of December 31, 2001 and 2002, respectively.

The Company and its subsidiaries have no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

s.	Basic and diluted net loss per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS 128”).

The total weighted average number of shares related to the outstanding options and warrants, excluded from the calculations of diluted net loss per share because these securities are anti-dilutive was 270,041 for the year ended December 31, 2000, 152,136 for the year ended December 31, 2001 and 4,780 for the year ended December 31, 2002.

t.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and FASB Interpretation No. 44, “Accounting for certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s employee stock options is less than the market price of the underlying stock on the date of grant, compensation expense is recognized.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, “Accounting for Stock Based Compensation Transmission and Disclosure” - an amendment of FASB Statement No. 123 (“SFAS 148”). SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB 25 (see also Note 13d).

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), pro forma information regarding net loss and net loss per share is required, and has been determined, as if the Company has accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6.5%, 4% and 3.7% dividend yields of 0%, for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 1.249, 0.697 and 0.494, respectively, and a weighted average expected life of the options of seven years, for each year.

Pro forma information under SFAS No. 123:

	Year ended December 31,

	2000	2001	2002

Net loss - as reported	$(8,962)	$(39,101)	$(12,911)
Less - stock-based employee compensation - intrinsic value	302	1,911	1,156
Add - stock-based employee compensation - fair value	(6,760)	(10,619)	(5,289)

Net loss - pro forma	$(15,420)	$(47,809)	$(17,044)

Basic and diluted net loss per share - as reported	$(0.79)	$(3.24)	$(1.06)

Basic and diluted net loss per share - pro forma	$(1.36)	$(3.96)	$(1.39)

The Company applies SFAS 123 and Emergency Issue Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of these options at the grant date.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s severance pay law, based on the most recent salary of the employees, multiplied by the number of years of employment as of balance sheet date. Israeli employees are entitled to severance equal to one month’s salary for each year of employment, or a portion thereof. In the event of decrease in an employee salary, severance pay is calculated as follows: the severance pay with respect to the period prior to the decrease is based on the most recent salary of the employee prior to such decrease multiplied by the number of years of the employment until the date of the decrease. The severance pay with respect to the period following such decrease is based on the actual recent salary of such employee multiplied by the number of years of employment following such decrease.

The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these funds and policies are recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses amounted to $ 604, $ 625 and $ 395 for the years ended December 31, 2000, 2001 and 2002, respectively.

v.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 15%, but no greater than $ 11 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company made matching contribution up to 25% over a vesting period of 5 years.

x.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, shareholders’ loan and trade payables approximate their fair value due to the short-term maturity of such instruments.

The fair value of marketable securities is based on quoted market prices (see Note 3).

The carrying amount of long-term lease deposits and long-term capital lease obligations is estimated by discounting the future cash flows using the current interest rate for deposits and obligations of similar terms and maturities. The carrying amount of the long-term lease deposits and the long-term capital lease obligations approximates their fair value.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Impact of recently issued accounting standards:

In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2002, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

NOTE 3:- MARKETABLE SECURITIES

	December 31,

	2001	2002

Available-for-sale securities:
Amortized cost (short-term and long-term)	$15,994	$38,851
Gross unrealized gains	78	467

Fair value of available-for-sale securities	16,072	39,318
Fair value of trading securities	23,260	-

Total fair value of marketable securities	$39,332	$39,318

All available-for-sale securities are corporate bonds in 2001 and 2002.

All trading securities in 2001 were shares of a mutual fund issued by an investment bank in the U.S. and U.S. corporate bonds.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- MARKETABLE SECURITIES (Cont.)

During 2001, the Company’s management determined that the declines in the fair value of the Company’s investment in the shares of the mutual fund are other than temporary. As such, the cost basis of these securities was written down to fair value as a new cost basis, and the Company recognized a related loss in the amount of $ 1,791 in its statement of operations. Thereafter, the Company reclassified its investment in the shares of the mutual fund from available-for-sale securities to trading securities. Also, during 2001 the Company classified some newly purchased U.S. corporate bonds as trading securities. As of December 31, 2002, the Company classified all the marketable securities as available-for-sale securities.

Realized gains (losses) on sales of available-for-sale securities totaled $ (6), $ 5 and $ 852 in 2000, 2001, and 2002, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities, included as a separate component of shareholders’ equity - “Accumulated other comprehensive gains (losses)”, amounted to $ 675, $ (990) and $ 389 in 2000, 2001 and 2002, respectively. The Company recorded proceeds from sales of these securities in the amount of $ 28,788, $ 1,871 and $ 29,184 in 2000, 2001 and 2002, respectively.

The Company recorded losses of $ 0, $ 0 and $ 359 on trading securities in 2000, 2001 and 2002, respectively.

	December 31, 2002

	Amortized cost	Fair value

Available-for-sale securities:
Matures in one year	$1,007	$1,018
Matures from 1 to 5 years	24,170	24,494
Matures from 5 to 10 years	13,674	13,806

Total	$38,851	$39,318

NOTE 4:- OTHER ACCOUNTS RECEIVABLE PREPAID EXPENSES

	December 31,

	2001	2002

Employees	$105	$122
Government authorities	448	193
Prepaid expenses	240	311
Interest receivable	557	887
Others	64	64

	$1,414	$1,577

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:- INVENTORIES

	December 31,

	2001	2002

Raw materials and components	$2,557	$2,135
Work in progress	909	410
Finished goods	2,102	1,692

	$5,568	$4,237

See also Note 2g.

NOTE 6:- INVESTMENT IN COMPANIES

In November 2000, the Company signed an agreement with a privately held company, Mobixell Network, Inc. (“Mobixell”), according to which the Company has licensed Mobixell to use certain of its technologies valued at $ 300, based on an estimate made by management, and committed to invest through one of its subsidiaries at least $1,000 in Mobixell’s first round of financing. In December 2000, Mobixell completed its first financing round, in which the Company, through its subsidiary invested $1,064. As a result, the Company and its subsidiary received Series A Preferred shares of Mobixell representing a 10.90% equity stake, on a fully diluted basis. The investment is treated on the basis of the cost method (see also Notes 2l and 18b).

In July 2001, the Company, through Optibase B.V., invested $ 250 in a privately held company, V.Box Communication Ltd. (“V. Box”). The investment was made by way of a loan against a note that can be converted into Ordinary shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent of the Company and the other investor of V. Box. The loan does not bear interest. In 2002, the Company invested additional $ 699 in V. Box in respect for additional convertible notes, as described above. In case of conversion, the Company will hold approximately 33% of V. Box Ordinary shares. The investment is treated in accordance with the equity method (see also Notes 2l and 18a).

In December 2002, the Company purchased 319,000 shares of Common stock of a public company, which reflect approximately 0.5%, in the aggregate amount of $ 247. The Company views this investment as long-term strategic investment. The carrying amount and the fair value of these shares amounted to $ 247 as of December 31, 2002 (see also Note 2l).

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:- PROPERTY AND EQUIPMENT, NET

	December 31,

	2001	2002

Cost:
Computers and peripheral equipment	$7,352	$8,045
Office furniture and equipment	587	591
Motor vehicles	104	46
Leasehold improvements	1,295	1,302

	9,338	9,984

Accumulated depreciation	6,294	7,811

Depreciated cost	$3,044	$2,173

As for charges, see Note 11d.

Depreciation expenses amounted to $ 922, $ 893 and $ 1,576 for the years ended December 31, 2000, 2001 and 2002, respectively.

As for impairment charges in 2001 and 2002, see Note 1d and Note 14.

NOTE 8:- OTHER ASSETS, NET

	December 31,

	2001	2002

Intangible assets:
Original amounts:
Capitalized computer software costs	$1,118	$1,238
Assembled workforce	1,256	468
Customer base	157	91
Acquired technology	11,168	4,377

	13,699	6,174

Accumulated amortization:
Capitalized computer software costs	964	1,018
Assembled workforce	468	468
Customer base	91	91
Acquired technology	3,384	4,377

	4,907	5,954

Amortized cost	$8,972	$220

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- OTHER ASSETS, NET (Cont .)

Amortization expenses amounted to $ 694, $ 5,214 and $ 1,047 for the years ended December 31, 2000, 2001 and 2002, respectively.

In 2001, the Company wrote-off $ 140 of capitalized computer software costs as part of the restructuring plan (see Note 14).

As for impairment charges for assembled workforce, customer base and acquired technology in 2001 and 2002, see Note 1c.

As for charges, see Note 11d.

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2001	2002

Employees and payroll accruals	$2,034	$1,619
Royalties (see Note 11b)	2,113	1,987
Accrued expenses	1,779	1,372
Restructuring accruals (see Notes 1d and 14)	503	235
Other	550	838

	$6,979	$6,051

NOTE 10:- FINANCIAL ARRANGEMENTS

As of December 31, 2001 and 2002, the Company had authorized lines of credit in the amount of $ 10,906 and $ 10,844, respectively, out of which $ 906 and $ 844, respectively, are linked to the NIS and bear an annual bank interest rate of Prime +1%-1.25%, and $ 10,000, bear an annual interest rate of LIBOR +0.5%. The amount of $ 10,000 is secured against financial securities of the Company.

The Company had an unutilized line of credit in the amount of $ 10,844 as of December 31, 2002 (there is no material fee for the unused portion of the line of credit).

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s facilities and the facilities and motor vehicles of certain of its subsidiaries, are leased under several operating lease agreements for periods ending in 2006.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,
2003	$981
2004	298
2005	225
2006	105

$1,609

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2002, the Company provided for long-term deposits amounting to $ 239, in accordance with the lease agreements. (See also Note 11c).

Rent expenses amounted to $ 620, $ 713 and $ 710 for the years ended December 31, 2000, 2001 and 2002, respectively. Motor vehicle leasing expenses for the years ended December 31, 2000, 2001 and 2002, were $ 259, $ 530 and $ 517, respectively.

b.	Royalty commitments:

1.

The Company is committed to pay royalties of 3% to 5% to the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated in financing such projects through the Office of the Chief Scientist (the “OCS”), up to the amount received by the Company, linked to the dollar (as to programs approved after January 1, 1999, there is additional annual interest linked to the LIBOR).

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2002, the Company has paid or accrued royalties to the OCS in the amount of $ 2,840, which was recorded under cost of revenues.

As of December 31, 2002, the Company had an outstanding contingent obligation to pay royalties in the amount of $ 1.1 million.

2.

The Government of Israel, through the Fund for the Encouragement of Marketing Activities, provided the Company with grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount received by the Company, linked to the dollar. Grants recorded beginning January 1, 1998, bear royalties of 4% plus LIBOR.

Through December 31, 2002, the Company has paid or accrued royalties to the Fund for the Encouragement of Marketing Activities, in the amount of approximately $ 2.7 million, which was recorded under selling and marketing.

As of December 31, 2002, the Company had an outstanding contingent obligation to pay royalties to the Fund for the Encouragement of Marketing Activities in the amount of $ 72.

c.	Guarantees:

The Company has provided bank guarantees in favor of a lessor totaling $ 108.

d.	Assets pledged as collateral:

As collateral for the Company’s liabilities to banks, a fixed charge has been placed on the Company’s property and equipment, shareholders’ equity and a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all the other assets of the Company. All of the collaterals are in respect of the Company’s line of credit.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Contingent liabilities:

From time to time, the Company may be a party to claims arising in the ordinary course of its business operations. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters, if any, will have a material adverse impact on the Company’s financial condition, results of operations or cash flows.

NOTE 12:- TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of “Approved Enterprise” under the law, for four separate investment programs, which were approved in February 1991, January 1994, April 1998 and May 2000. The Company completed its investments according to its first, second and third programs on November 30, 1994, July 1, 1995 and December 31, 1999, respectively. The Company is in the process of implementing the fourth program of investment.

According to the provisions of the law, the Company has elected the “Alternative plan benefits” - waiver of grants in return for a tax exemption. For the first two investment programs, the Company has also elected long-term loans under Government guarantees along with a tax exemption. As of December 31, 2001 and 2002, there were no outstanding loans and the right to receive such loans was terminated.

According to the provisions of the law, income derived from the “Approved Enterprise” programs, under the “Alternative plan benefit”, will be tax-exempt for a period of two years, commencing with the year in which the Company first earns taxable income and subject to corporate taxes at the reduced tax rate of 15%-25%, for an additional period of five to eight years (subject to an adjustment based upon the percentage of foreign investor ownership in the Company).

The law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 12:- TAXES ON INCOME (Cont.)

The period of tax benefits detailed above is limited to the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The tax benefits under these investments plans are scheduled to gradually expire from 2003 through 2014.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

The benefit periods of the first and second programs have commenced. The benefits of the third and fourth programs have not yet commenced.

Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates of 36%.

c.	Optibase Ltd. has final tax assessments through the year 2001. Optibase Ltd. recorded tax provision in the amount of $67 and $124, in 2001 and 2002, respectively.

d.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments, and amortization of patents and acquired technology as a deduction for tax purposes.

e.	Tax reform

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 12:- TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31,

	2001	2002

Operating loss carryforward	$9,340	$11,536
Reserves and allowances	642	737

Net deferred tax asset before valuation allowance	9,982	12,273
Valuation allowance	(9,982)	(12,273)

Net deferred tax asset	$-	$-

The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other differences. Management currently believes that, since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. During 2002, the Company and its subsidiaries increased its valuation allowance by approximately $2,290.

g.	Net operating losses carryforward:

Through December 31, 2002, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $15,054, which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2002, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $15,291 that can be carried forward and offset against taxable income for 20 years, no later than 2006 to 2021. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,

	2000	2001	2002

Loss before taxes as reported	$(8,962)	$(39,034)	$(11,608)

Theoretical tax benefit computed at the statutory rate (36%)	$(3,226)	$(14,052)	$(4,179)
Tax adjustments in respect of inflation in Israel	(20)	368	-
Issuance expenses and tax benefits in respect of options to employees that were allowed as an expense in respect of which deferred taxes were not provided	(1,676)	(752)	(180)
Losses and other items for which a valuation allowance was provided	816	4,550	2,852
Interest income subject to a lower tax rate	(1,753)	(383)	(278)
Non-deductible write-off of in-process technology and amortization of other assets	5,300	8,343	1,130
Interest income for tax purposes and other	-	67	124
Other non-deductible expenses	559	1,926	655

Income tax expense	$-	$67	$124

i.	Loss before taxes on income consists of the following:

	Year ended December 31,

	2000	2001	2002

Domestic	$5,922	$(21,124)	$(6,447)
Foreign	(14,884)	(17,910)	(5,161)

	$(8,962)	$(39,034)	$(11,608)

j.	The provision for income taxes is comprised as follows:

	Year ended December 31,

	2000	2001	2002

Domestic	$-	$67	$124

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- STOCKHOLDERS’ EQUITY

a.	General:

	1.	The Ordinary shares of the Company are traded on the NASDAQ National Market since April 1999.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

	2.	In March 2000, the Company completed the placement of 1,962,000 Ordinary shares in its second public offering.

The Company raised proceeds in the amount of approximately $67,000.

b.	Shares in escrow due to acquisition of ViewGraphics:

1.

In December 2000, as part of the acquisition of ViewGraphics (see Note 1b1), the Company issued 1,370,150 Ordinary shares to the shareholders of ViewGraphics, of which 100,000 shares that were issued to two of ViewGraphics executives are held in escrow for a period of up to 24 months following the date of the acquisition (December 4, 2000). In the event that an executive’s employment with the Company is voluntarily terminated prior to the end of the employment term, the 100,000 escrowed shares shall be forfeited and returned to the Company. Such transaction was accounted for in accordance with Emergency Issue Task Force No. 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-8”). Accordingly, any consideration for future services should be accounted for as expenses over the service period. Thus, the Company recorded a related deferred stock compensation in the amount of $981, to be amortized over the escrow period. As of December 31, 2002, there were no shares still held in escrow.

2.

In January 2002, the Company received back approximately 364,000 of its outstanding Ordinary shares worth $1,119, out of the 936,421 shares, which were previously held in an escrow account as part of the acquisition of ViewGraphics. The Company received these shares from former ViewGraphics shareholders as settlement of certain claims made by the Company relating to alleged breaches of representations and warranties set forth in the ViewGraphics purchase agreement. These shares were recorded as treasury shares. As of December 31, 2002, pursuant to an agreement signed on January 9, 2002, there are 68,223 shares still held in escrow.

c.	Treasury shares

In December 2000, the Company initiated a share repurchase program, in which the Company is authorized to purchase up to 1 million shares of its outstanding Ordinary shares, through open-market transactions. As of December 31, 2002, the Company purchased 167,000 shares of its outstanding Ordinary shares for a total consideration of $1,159. These shares were recorded as treasury shares.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13:- STOCKHOLDERS’ EQUITY (Cont.)

d.	Stock options:

Since 1990, the Company has granted options to key employees and directors to purchase Ordinary shares. Under the terms of these grants, options generally become exercisable ratably over a three-year period commencing with the date of grant. The options generally expire no later than seven years from the date of the grant (see also Note 18c).

In 1999, the Company adopted three option plans: an Israeli Option Plan (“1999 Israeli option plan”), a U.S. Option Plan (“1999 U.S. option plan”) and an Israeli option plan entitling the grantees to tax benefits under Section 102 to the Israeli Income Tax Ordinance (“102 option plan”). Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. Also, the options generally become exercisable monthly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than 10 years from the date of the grant. In April 2001, the Board of Directors of the Company approved the adoption of the 2001 Non-statutory Share Option Plan. Under the terms of this plan, options may be granted to available personnel, employees, directors and consultants. The options to be granted under the plan are limited to non-statutory options. The plan has terms similar to those contained under the 1999 U.S. Option Plan.

The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The total amount of options available for future grants as of December 31, 2002, amounted to 1,124,516.

In connection with the acquisition of ViewGraphics, the Company granted 753,384 options in exchange for the options held by employees of ViewGraphics as of the acquisition date. These options were not granted under any of the option plans mentioned above.

A summary of the Company’s stock option activity, and related information, is as follows:

	Year ended December 31

	2000		2001		2002

	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Outstanding at the beginning of the year	1,472,952	$4.64	2,901,481	$8.25	3,308,381	$7.43
Granted	2,017,234	$11.05	1,004,891	$5.03	862,700	$2.82
Exercised	(254,876)	$2.62	(211,781)	$3.32	(191,692)	$0.19
Forfeited	(333,829)	$13.52	(386,210)	$9.62	(972,884)	$8.33

Outstanding at the end of the year	2,901,481	$8.25	3,308,381	$7.43	3,006,505	$6.27

Exercisable options at the end of the year	774,288	$4.51	2,064,820	$7.73	1,828,233	$7.58

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13:- STOCKHOLDERS’ EQUITY (Cont.)

Deferred stock compensation, which represents the excess of the market value over the exercise price for options granted during 2000 totaled $ 4,794. The deferred compensation is amortized to the statement of operations over a vesting period of up to four years. Amortization expenses in 2000, 2001 and 2002 totaled $ 302, $ 1,911 and $ 1,156, respectively.

The options outstanding as of December 31, 2002, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2002	Weighted average number of years remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2002	Weighted average exercise price

$0.17	168,833	4.93	$0.17	90,405	$0.17
$1.52 - $2.09	18,000	8.26	$1.70	-	$-
$2.38 - $3.90	1,278,201	7.36	$2.89	497,198	$2.99
$4.34 - $6.63	942,645	4.88	$5.71	754,492	$5.76
$7.00 - $8.00	50,158	3.37	$7.06	48,075	$6.74
$12.03 - $16.88	347,668	4.60	$14.77	254,563	$15.10
$17.5 - $19.63	132,000	4.36	$19.09	130,333	$19.12
$23.75	56,000	4.25	$23.75	44,125	$23.75
$28.38	8,000	4.22	$28.38	5,500	$28.88
$32	5,000	4.10	$32.00	3,542	$32.00

	3,006,505		$6.27	1,828,233	$7.58

Weighted average fair values and weighted average exercise prices of options whose exercise price is less, equals or exceeds market price of the shares at date of grant are as follows:

	Weighted average fair values on grant date			Weighted average exercise prices

	Year ended December 31,

	2000	2001	2002	2000	2001	2002

Less than market value at date of grant	$9.76	$-	$-	$0.20	$-	$-

Equal to market value at date of grant	$13.94	$3.38	$1.55	$15.12	$5.03	$2.82

Exceeds market value at date of grant	$8.94	$-	$-	$12.30	$-	$-

e.	Warrants:

In December 1992, the Company issued warrants to shareholders to purchase 125,725 NIS 0.13 par value Ordinary shares of the Company at an exercise price of $ 0.33 per share. The warrants have no expiration date. On February 15, 1999, 41,908 of these warrants were exercised, and 83,817 warrants are outstanding as of December 31, 2002.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13:- STOCKHOLDERS’ EQUITY (Cont.)

f.	Employee Share Purchase Plan:

In May 2000, the Company adopted an Employee Share Purchase Plan, allowing all eligible employees of the Company and its subsidiaries to purchase, with amounts deducted from the employees’ salaries, shares of the Company, at a discount from fair market value.

The plan contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. Participants may purchase Ordinary shares through payroll deductions of up to 15% of their compensation. The price will be 85% of the lower of the fair market value of the Company Ordinary shares at the beginning of an offering period or at the end of a purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares and will be automatically re-enrolled in a new offering period.

Under this plan, the Company granted 22,443, 134,292 and 184,868 shares at an average share price of $11.1, $3.36 and $1.85 in 2000, 2001 and 2002, respectively.

In November 2002, the Board of Directors of the Company terminated this plan.

NOTE 14:- RESTRUCTURING CHARGES

During the third quarter of 2001, the Company announced that it was implementing a restructuring plan (“the Plan”) intended to further reduce costs. The Plan consisted of employee termination benefits associated with the involuntary termination of 38 employees. Through the third quarter of 2001, the Plan and the benefit arrangement were communicated to employees.

The following table summarizes the restructuring accruals status as of December 31, 2001:

	Restructuring charge	Utilized		Balance at December 31, 2001

		Cash	Non-cash

Employee termination benefits and related costs	$1,075	$754	$-	$321
Professional fees	125	43	-	82
Impairment of property and equipment	588	-	588	-
Impairment of capitalized computer software costs	140	-	140	-
Other exit costs	136	36	-	100

	$2,064	$833	$728	$503

The restructuring was accounted for in accordance with EITF 94-3 and in accordance with SAB 100. The impairment of property and equipment was accounted in accordance with SFAS 121.

The restructuring accruals as of December 31, 2001, were utilized during 2002.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 15:- GEOGRAPHIC INFORMATIONS AND MAJOR CUSTOMERS

a.	Summary information about geographic areas:

The Company and its subsidiaries operate in one reportable segment: solutions that enable preparation and delivery of MPEG - based Digital Video over ATM and IP - based networks (see brief description in Note 1), and follows the requirements of Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

The following presents total revenues for the years ended December 31, 2000, 2001 and 2002 and long-lived assets as of December 31, 2000, 2001 and 2002.

	2000		2001		2002

	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets

Israel	$4,873	$15,172	$1,971	$5,750	$839	$2,163
North America	13,897	24,972	15,272	6,403	12,386	482
Europe	4,511	25	4,483	-	2,385	-
Far East (excluding Japan)	4,305	-	3,999	-	3,096	-
Japan	2,271	-	3,293	-	1,656	-
Other	842	-	414	-	62	-

	$30,699	$40,169	$29,432	$12,153	$20,424	$2,645

*)	Net revenues are attributed to countries based on end-customer location.

b.	Major customer data as a percentage of total revenues:

	Year ended December 31,

	2000	2001	2002

	%

Customer A	12.5	1.6	-
Customer B	11.4	6.4	5.9
Customer C	4.3	13.0	13.9

NOTE 13:- RELATED PARTY TRANSACTIONS

The Company has signed lease, license and distribution agreements with V. Box through December 31, 2002.

The balances with and the revenues derived from related party were as follows:

		December 31,

		2001	2002

a.	Balances with related party:
	Trade receivables:
	V. Box	$21	$38

b.	Revenues from related party:
	V. Box	$48	$777

c.	Lease payment received from related party:
	V. Box	$18	$56

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 16:- RELATED PARTY TRANSACTIONS (Cont.)

		December 31,

		2001	2002

d.	Purchases from related party:
	V. Box	$-	$612

See also Note 6.

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,

	2000	2001	2002

Total research and development costs	$7,736	$17,520	$10,468
Less - grants and participation	(1,409)	(1,798)	(2,220)
Capitalization of software development costs	(80)	(160)	(120)

	$6,247	$15,562	$8,128

b.	Financial income:

Financial income:
Interest	$5,177	$3,187	$3,191
Foreign currency remeasurement differences	62	151	125
Realized gains on sale of available-for-sale marketable securities	-	5	852

	5,239	3,343	4,168
Financial expenses:
Interest	150	212	96
Unrealized losses on trading marketable securities	-	465	-
Realized losses on sale of trading marketable securities	-	-	359
Realized losses on sale of available-for-sale marketable securities	6	-	-
Other than temporary decrease in value of available- for-sale marketable securities	-	1,791	-

	156	2,468	455

	$5,083	$875	$3,713

NOTE 18:- SUBSEQUENT EVENTS (UNAUDITED)

a.	During the first quarter of 2003, the Company through its wholly-owned subsidiary, Optibase B.V., invested an additional amount of $ 185 in V. Box., in respect for additional convertible notes.

b.

During the first quarter of 2003, the Company’s management determined that there was other than temporary decrease in the fair value of its investment in Mobixell. Accordingly, the investment in Mobixell has been written-off.

c.	On May 1, 2003, the Board of Directors of the Company approved three years extension to the options granted under the 1994 stock option grant.

- - - - - - - - - - -

Signatures

          The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

Dated: June 30, 2003		OPTIBASE LIMITED

	By:	/s/ Tom Wyler

Chairman of the Board Principal Executive Officer

CERTIFICATIONS

I, Tom Wyler, certify that:

(1)	I have reviewed this annual report on Form 20-F of Optibase Ltd.;

(2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5)	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

(6)	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003
/s/ Tom Wyler
Chief Executive Officer

I, Zvi Halperin, certify that:

(1)	I have reviewed this annual report on Form 20-F of Optibase Ltd.;

(2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5)	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

(6)	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003, 2003
/s/ Zvi Halperin
Chief Financial Officer

Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company’s Form 6K Dated February 15, 2002.
1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company’s Form 6K dated February 15, 2002.
(a)2.1	Escrow Agreement dated December 4, 2000 by and among Optibase Ltd., Viewgraphics Incorporated, American Stock Transfer & Trust Company and John Krooss as Representative of Shareholders
(a)4.1

Agreement and Plan of Reorganization dated December 1, 2000 by and among Optibase Ltd., Vodka Acquisition Corp., Viewgraphics Incorporated, John Krooss and the Krooss 2000 Children’s Trust
     Exhibit A Form Voting Agreement
     Exhibit B Form of Krooss Employment Agreement (see Exhibit 10.1)
     Exhibit C Forms of Employment Agreement
     Exhibit D Form of Individual Shareholder Agreement
     Exhibit E Form Escrow Agreement (see Exhibit 2.3)
     Exhibit F Form of Agreement of Merger
     Exhibit G Form of Opinion from legal counsel to Viewgraphics
     Exhibit H Forms of Opinion from legal counsels to Optibase

(a)4.2	Asset Acquisition Agreement dated December 1, 2000 by and among Optibase Ltd., Viewgraphics Incorporated and John Krooss
(e)4.3

Settlement Agreement and Release dated December 1, 2001 by and among Optibase Ltd. and the former shareholders of Viewgraphics, John Krooss as shareholder representative and American Stock Transfer  & Trust Company as the escrow agent.

(e)4.4	Agreement and General Release dated January 15, 2002 by and between Optibase Ltd. and John Krooss.
(c)4.5	Termination Agreement Between Optibase Ltd., Optibase Inc. and Optibase Europe Ltd. and Mr. Ran Eisenberg, dated August 29, 2001.
(c)4.6	Consulting Agreement between Optibase Ltd. and Mr. Ran Eisenberg, dated August 29, 2001.
4.7	Distribution Agreement between Optibase Ltd. and Beijing Digital Express Center dated December 20, 2002.
4.8	Form of Letter of Indemnity between Optibase Ltd. and its directors and officers.
4.9	Form of Letter of Indemnity between Optibase, Inc. and its directors and officers.
8.1	List of the subsidiaries of the Company
(b)10.1	1999 Israel Share Option Plan, as amended
(b)10.2	1999 U.S. Share Option Plan, as amended
(b)10.3	102 Plan
(b)10.4	Employee Stock Purchase Plan
(d)10.5	2001 Non-statutory Share Option Plan as amended and Form Option Agreement
(a)10.4	Employment Agreement with John Krooss dated November 30, 2000
10.5	Consent of Kost Forer & Gabbay, a member of Ernst & Young Global.
10.6	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a)	Incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000.

(b)	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999.

(c)	Incorporated by reference to exhibits filed with the Form 6-K filed on February 15, 2002

(d)

Incorporated by reference to Exhibit 10.5 filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to the amendment, Exhibit 99.7 filed with the Form 6-K filed on February 15, 2002.

(e)	Incorporated by reference to Exhibits 4.3 and 4.4 filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

Exhibit 4.7

Optibase and BDX China business agreement for 2003

          1.     Distributor relationship

We believe that Optibase, BDX and Techex have made maximum effort in the last weeks to find a 3way deal and we were unable to find a suitable way.

Therefore, we propose that TEI will phase out as distributor in China and BDX will assume full responsibility for distributing Optibase open systems as well as MGW2x00 and Infovalue system.

BDX confirms it will (continue to) provide support to all existing Optibase users in China who request this, so that no end-user will become disadvantaged by the appointment.

The forecast that you prepared for 2003 Optibase business is showing below:

2003 quarterly sales by product and application

Product group	Application	Q1	Q2	Q3	Q4	Grand Total

MM200S China FD1	streaming project	35	70	35	70	210
Publisher (upgrade)	hi end cc project	45	65	65	90	265
MM200 Networker SDI (Publisher LE)	YUV CC	0	160	160	160	490
MGW2x00 & Infovalue	Hi end Project	60	60	90	180	390
MM200 Networker	VC project	70	70	140	210	490
MM200 Basic FD1	VC project	65	65	130	130	390
Decoders	streaming & cc	50	50	50	50	200
MM100S	lo end cc	90	90	120	120	420
Others	New product	35	30	40	50	155
Ground total		450	660	830	1060	3,000

           2.     Marketing and PR funding

With the plan below, we believe we make available a great amount of funding, aimed to aggressively support our distributor to attack the market with vigor.

Marketing rebate 2003

To encourage BDX market effort, Optibase proposes to continue last year marketing rebate policy.

The idea here is again that, based on excellent performance, Optibase will give more incentive towards high growth by giving financial benefit (rebate) at the end of every half year.

Important is that Optibase wants to be able to choose in advance on which activities the rebate money will be spend in order to align our marketing strategy. After the activities, the relevant invoice and proofs are required.

The details are shown as following:
a.	If BDX fulfills 3 million USD purchase target in 2003, Optibase will issue 3% credit as market support, that is 90k USD.

b.	If the actual sales value to BDX is exceed 3 million USD, the over part rebate ratio will be 4%.

c.	All the credit will be issued against BDX market expense activities.

d

  At end of Q2/2003, Optibase will issue H1 rebate if BDX achieve H1 target which both parties agreed in advance, but the rebate will be only based on target amount, not actual sales value.  The credit will be issued against BDX H2/2003 market expense activities.

e	At end of Q4, Optibase will issue rebate if BDX complete H2 target. The credit will be issued against BDX H1/2004 market expense activities.

f.	The 2003 quota for BDX is as below:
Q1: $450k
Q2: $660k
Q3: $830k
Q4: $1060k

g.	Therefore, if BDX hit H1 target $1110k, Optibase will release $33.3k credit to BDX, and if BDX complete annual target at end of Q4, the $33.3k will be deducted from total yearly rebate amount.

Product literature (manuals, installation guide)
Optibase will pay 100% of translation of the product literature for open systems (MM, CM, Composer), John Long will take care of this (max. $3k) and will make this available from our website. The production on CD or on paper will be made by BDX.

Local product brochures, marketing literature
BDX will pay 100% of these materials, since they form part of the local market approach.

Roadshow
Optibase will pay 50% of a planned roadshow in Q1, up to a maximum of $5k

CCBN
Optibase will pay 50% of CCBN in Q1, up to a maximum of $12k

Other marketing and PR activities
Optibase will make available an additional budget of $2.5k per quarter for unforeseen marketing circumstances.  BDX can apply for this budget and Optibase will consider the extra expense.

          3.     Inventory

1) Optibase will increase the credit of $30k to $100k

2) BDX will hold 40 Publisher LE in separate inventory in custody for Optibase as collateral for credit until the first credit line of $100k is closed, before end of Q2.

3) Upon closure of the $100k credit, Optibase will release the Publisher LE’s..

4) After the first credit line of $100k with the Publisher LE as collateral has been closed, BDX can apply for a new credit line for which no collateral will be required.

          4.      Optibase Warranty China

Optibase will introduce a special and unique extended warranty program in addition to the special repair price that has been introduced in the past.

Based on your request we will provide 2 year warranty on PCI boards for your current stock and for new orders from October 1st. with shipment to Beijing.

BDX will need to provide statistics of their test results of boards upon arrival, say within 48 hours.

If RMA goes over 3%, an immediate analysis will be started between 1 designated English speaking person at BDX and Optibase.

Should the cause be due to production faults, then Optibase will take responsibility for replacement as usual.

As Mr Feng has already agreed to this, the remaining action is the following:

Action: Please provide us a full list of serial numbers of boards on stock.

          5.     Other
Based on both parties understanding Optibase will take different sales model to run MGW5100 business in China.

Optibase favourably looks into establishing Optibase China LTD, but believes that the above points are more urgent and do not depend on the distributor relationship.

Optibase is still studying the concept of a separate company that will import technology and help distribute Chinese technology elsewhere.  This study will take time and we are awaiting more detailed information.

Optibase Ltd. /s/	Beijing Digital Express Center /s/

EXHIBIT 4.8

To

Optibase Ltd.
(the “Company”)

Letter of Indemnification
(the “Letter” or the “Indemnification Letter”)

 Whereas on December 5, 2002, the General Meeting of the Company approved, following the approval of the Company’s audit committee and board of directors, to indemnify the directors of the Company in accordance with the Companies Law, 1999 (the “Companies Law”), we hereby declare that:

1.	Obligation to indemnify:

The Company hereby undertakes:

1.1.

To indemnify you for all costs and expenses, as detailed below, imposed upon you for actions taken (including actions taken before the writing of this Letter) and/or actions that will be taken, by virtue of your official capacity in the Company, that are connected directly or indirectly to one or more of the events described in the Attachment to this Letter, on the express condition and understanding, that the maximum amount of indemnification will not exceed the amount described in Section 1.2 below.

		1.1.1.	Financial liability imposed by judgement upon you for the benefit of a third party, including a settlement or arbitration decision certified by the court.

1.1.2.

Reasonable litigation fees, including attorney’s fees, incurred or imposed on you by a court, in a proceeding initiated against you by the Company or in its name or by another person, or in a criminal proceeding from which you are acquitted, or in a criminal proceeding in which you are convicted, provided that the crime for which you are convicted does not require a finding of criminal intent.

1.2.

The aggregate and accumulated indemnification amount that the Company shall pay to its Officers (in addition to sums that may be received from insurance companies in connection with insurance policies that the Company has purchased) pursuant to all the letters of indemnification that shall be issued by the Company pursuant to the indemnification decision, in connection with one or more of the types of events that are specified in Attachment A, shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) 7.5 million US Dollars (hereinafter “The Maximum Indemnification Amount”).

1.3.

In the event the indemnification amount the Company is required to pay to its Officers, as set forth in Section 1.1 above, exceeds in a certain time the Maximum Indemnification Amount (as existing at that time) in accordance with Section 1.2 above, the Maximum Indemnification Amount or its remaining balance will be divided between the Officers entitled to indemnification, in the manner that the amount of indemnification that each of the Officers will actually receive will be calculated in accordance to the ratio between the amount each individual Officer may be indemnified for, and the aggregate amount that all of the relevant Officers involved in the event may be indemnified for.

1.4.

Upon the occurrence of an event that by its virtue you are likely to be entitled to indemnification in accordance with Section 1.1 above, except for a criminal proceedings which require a criminal intent, the Company shall place at your disposal, from time to time, the funds required to cover the expenditures and payments that are connected to handling the legal proceeding, in a manner that you shall not be required to pay for, or personally finance the legal expenses, subject to the conditions and instructions in this Indemnification Letter.

1.5.

In order to avoid any doubt, upon the occurrence of an event that may entitle you to indemnification, you shall be entitled to appoint an advocate of your choice, with the exception of an advocate whom the Company deems unacceptable for reasonable cause, provided that you shall immediately inform the Company of the identity of the advocate, when it becomes necessary to appoint such advocate. In the event you do not inform the Company regarding your choice of advocate in compliance with the above mentioned, the Company shall have discretion to appoint an advocate on your behalf.

2.	The obligation to indemnify in accordance with this Letter is subject to the statements set forth in this Section:

2.1.

You shall inform the Company of every legal proceeding that shall be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, pertaining to legal proceedings that may be commenced against you, and this shall be done in a timely manner, immediately after you shall first be aware of such, and you shall provide the Company or to whom the Company shall instruct you to, all documents in connection with such proceedings.

2

2.2.

Despite the provisions of Section 1.5 above, the Company is entitled to take upon itself the care of your defense in the legal proceeding and/or to give the above care to any prominent advocate that the Company shall select for this purpose (except an advocate that shall not be reasonably acceptable to you) subject to the fulfillment of all of the following conditions:  (a) The Company shall inform the holder of this Indemnification Letter, within 45 days from the time of receiving the notice as said in Section 2.1 above (or within a shorter period of time – if the matter requires filing a statement  of defense or a response to a proceeding), that it shall indemnify the holder of the Indemnification Letter according to this Letter; and  (b) The legal proceeding against the holder of the Indemnification Letter shall solely entail a claim for monetary damages.  The Company and/or the aforementioned advocate shall be entitled to act with their exclusive discretion and to bring the proceeding to a close; the appointed advocate shall act and shall owe its duty of loyalty to the Company and to you.  In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict and shall be entitled to appoint an advocate on your behalf, and the provisions of this Indemnification Letter shall apply to expenses you may incur as a result of such appointment.  In the event that the Company decides to settle a monetary obligation or to decide a monetary obligation by arbitration, the Company shall be entitled to do so as long as the lawsuit or the threat of a lawsuit against you shall be fully withdrawn. Following the request of the Company you shall sign any document that shall empower the Company and/or an advocate as mentioned above, to act on your name with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings, as set forth above.

2.3.

You shall cooperate with the Company and/or with any advocates as set forth above in every reasonable manner that shall be required from you by any of them in connection with the handling of such legal proceedings, all in accordance with Section 1.2 above. You shall not bear any additional legal expenses due to such cooperation.

2.4.

Your indemnification in connection to the legal proceeding of any actions against you, as set forth in this Letter, will not be enforceable in connection with amounts that you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in advance and in writing, to the settlement, or to the of the arbitration award.

2.5.

The Company shall not be required to pay, according to this Letter, moneys that were actually paid, to you, or on your behalf or in your stead, through an insurance policy (that the Company procured) or through an obligation to any indemnification that was made by any other person other than the Company.  In order to avoid any doubt, it shall be clarified that the indemnification amount according to this Letter shall be independent of, (and in addition) to the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

3

2.6.

Upon your request to an execution of a payment in connection to any event according to this Letter, the Company shall take all necessary steps according to the law to pay such payment and will do all that is required to obtain any approval that is required. If any approval is required for the above payment and that payment shall not be approved for any reason, such payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all necessary steps to attain the court’s approval.

3.	The obligations of the Company according to this Letter shall remain valid even if you have ceased to be an Officer of the Company, provided that acts for which you are given a commitment of indemnification were performed or shall be performed during your employment as an Officer of the Company.

4.	In the event that the Company shall pay to you or in your place any amount pertaining to this Letter in connection to a legal proceeding as said above, and afterwards it shall be determined that you are not entitled to any indemnification from the Company for any reason whatsoever, the sums paid by the Company shall be considered a loan that was granted to you by the Company, and shall be linked to the Consumer Price Index and accrue interest in accordance with the Income Tax Regulations (Determination of the interest rate), 1985, as amended from time to time. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

5.	In this Indemnification Letter-

“The Companies Law”- the Companies Law , 1999, as will be valid from time to time.

“Officer” – in accordance with its meaning in the Companies Law, including a senior employee of the Company.

“Action” or any derivative of it – including a decision or a failure to act and including your Actions before the date of this Letter of Indemnification that were made during your term of employment as an Officer in the Company.

This Letter shall be neutral with regard to gender.

6.	The obligations of the Company according to this Letter of Indemnification shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Letter and any provision of the law, said provision of the law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

7.	The Attachment to this Letter is an integral and inseparable part of it.

4

In witness whereof, the Company shall execute this Indemnification Letter by its authorized signatories that have been duly appointed.

Optibase Ltd.

I hereby confirm receiving this Letter and consent to all its terms.

     Officer

Date: __________

5

Attachment

Subject to any provision of the law, the events are as follows:

1.	Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

2.	A “Transaction” within the meaning of Section 1 of the Companies Law[1], including without limitation a transfer, sale or purchase of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, and any act directly or indirectly involved in such “Transaction”;

3.	Report or notice filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated thereunder, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on Nasdaq-NM, or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

4.	Any resolution with respect to distribution, as defined in the Companies Law;

5.	Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

6.	The making of any statement, including a bona fide statement or opinion made by an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

7.	An act in contradiction to the articles or memorandum of association of the Company; and

8.	Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled by the Company or otherwise affiliated therewith.

9.	Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securuties to employees).

10.	Any action or decision in relation to work safety and/or working conditions.

11.	Negotiation for, signing and performance of insurance policy.

* * *

[1]	Article 1 of the Companies Law defines “Transaction” as a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.”

EXHIBIT 4.9

To
___________
___________
___________

Optibase Inc.
(the “Company”)

Letter of Indemnification
(the “Letter” or the “Indemnification Letter”)

Whereas on February 20, 2003 the Company’s board of directors approved to indemnify the directors and officers of the Company to the maximum extent and in the manner permitted by the California Corporation Code;

we hereby declare that:

1.	Obligation to indemnify:

The Company hereby undertakes:

1.1.

To indemnify you for all costs and expenses, as detailed below, imposed upon you for actions taken (including actions taken before the writing of this Letter) and/or actions that will be taken, by virtue of your service as a director and/or officer of the Company (or by virtue of your serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), that is, connected directly or indirectly to one or more of the events described in the Attachment to this Letter, on the express condition and understanding, that the maximum amount of indemnification will not exceed the amount described in Section 1.2 below.

1.1.1.

Financial liability imposed by judgment upon you for the benefit of a third party, including fines and amount paid in a settlement or arbitration decision certified by the court, and provided that you acted in good faith and in a manner you believed to be in the best interest of the Company.  The termination of any action or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that (i) you did not act in good faith and in a manner which you reasonably believed to be in the best interests of the Company, or (ii) with respect to any criminal action or proceeding, you had reasonable cause to believe that your conduct was unlawful.

1.1.2.

Reasonable litigation fees and expenses, including attorney’s fees and amount paid in settlement, incurred or imposed on you by a court, in a proceeding initiated against you by the Company or in its name or by another person, or in a criminal proceeding from which you are acquitted, or in a criminal proceeding in which you are convicted, provided that the crime for which you are convicted does not require a finding of criminal intent, and provided that you acted in good faith and in a manner you believed to be in the best interest of the Company.

1.2.

The aggregate and accumulated indemnification amount that the Company shall pay to its directors and officers (in addition to sums that may be received from insurance companies in connection with insurance policies that the Company has purchased) pursuant to all the letters of indemnification that shall be issued by the Company pursuant to the indemnification decision, in connection with one or more of the types of events that are specified in Attachment A, shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) 7.5 million US Dollars (hereinafter “The Maximum Indemnification Amount”).

1.3.

In the event the indemnification amount the Company is required to pay to its directors and officers, as set forth in Section 1.1 above, exceeds in a certain time the Maximum Indemnification Amount (as existing at that time) in accordance with Section 1.2 above, the Maximum Indemnification Amount or its remaining balance will be divided between the directors and officers entitled to indemnification, in the manner that the amount of indemnification that each of the directors and officers will actually receive will be calculated in accordance to the ratio between the amount each individual director and/or officer may be indemnified for, and the aggregate amount that all of the relevant directors and/or officers involved in the event may be indemnified for.

1.4.

Upon the occurrence of an event that by its virtue you are likely to be entitled to indemnification in accordance with Section 1.1 above, except for a criminal proceedings which require a criminal intent, the Company shall place at your disposal, from time to time, the funds required to cover the expenditures and payments that are connected to handling the legal proceeding, in a manner that you shall not be required to pay for, or personally finance the legal expenses, subject to the conditions and instructions in this Indemnification Letter.

1.5.

In order to avoid any doubt, upon the occurrence of an event that may entitle you to indemnification, you shall be entitled to appoint an advocate of your choice, with the exception of an advocate whom the Company deems unacceptable for reasonable cause, provided that you shall immediately inform the Company of the identity of the advocate, when it becomes necessary to appoint such advocate. In the event you do not inform the Company regarding your choice of advocate in compliance with the above mentioned, the Company shall have discretion to appoint an advocate on your behalf.

2

2.	The obligation to indemnify in accordance with this Letter is subject to the statements set forth in this Section:

2.1.

You shall inform the Company of every legal proceeding that shall be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, pertaining to legal proceedings that may be commenced against you, and this shall be done in a timely manner, immediately after you shall first be aware of such, and you shall provide the Company or to whom the Company shall instruct you to, all documents in connection with such proceedings.

2.2.

Despite the provisions of Section 1.5 above, the Company is entitled to take upon itself the care of your defense in the legal proceeding and/or to give the above care to any prominent advocate that the Company shall select for this purpose (except an advocate that shall not be reasonably acceptable to you) subject to the fulfillment of all of the following conditions:  (a) The Company shall inform the holder of this Indemnification Letter, within 45 days from the time of receiving the notice as said in Section 2.1 above (or within a shorter period of time – if the matter requires filing a statement  of defense or a response to a proceeding), that it shall indemnify the holder of the Indemnification Letter according to this Letter; and  (b) The legal proceeding against the holder of the Indemnification Letter shall solely entail a claim for monetary damages.  The Company and/or the aforementioned advocate shall be entitled to act with their exclusive discretion and to bring the proceeding to a close; the appointed advocate shall act and shall owe its duty of loyalty to the Company and to you.  In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict and shall be entitled to appoint an advocate on your behalf, and the provisions of this Indemnification Letter shall apply to the expenses you may incur as a result of such appointment.  In the event that the Company decides to settle a monetary obligation or to decide a monetary obligation by arbitration, the Company shall be entitled to do so as long as the lawsuit or the threat of a lawsuit against you shall be fully withdrawn. Following the request of the Company, you shall sign any document that shall empower the Company and/or an advocate as mentioned above, to act on your name with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings, as set forth above.

2.3.

You shall cooperate with the Company and/or with any advocates as set forth above in every reasonable manner that shall be required from you by any of them in connection with the handling of such legal proceedings, all in accordance with Section 1.2 above. You shall not bear any additional legal expenses due to such cooperation.

3

2.4.

Your indemnification in connection to the legal proceeding of any actions against you, as set forth in this Letter, will not be enforceable in connection with amounts that you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in advance and in writing, to the settlement, or to the of the arbitration award.

2.5.

The Company shall not be required to pay, according to this Letter, moneys that were actually paid, to you, or on your behalf or in your stead, through an insurance policy (that the Company procured) or through an obligation to any indemnification that was made by any other person other than the Company.  In order to avoid any doubt, it shall be clarified that the indemnification amount according to this Letter shall be independent of, (and in addition) to the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

2.6.

Upon your request to an execution of a payment in connection to any event according to this Letter, the Company shall take all necessary steps according to the law to pay such payment and will do all that is required to obtain any approval that is required. If any approval is required for the above payment and that payment shall not be approved for any reason, such payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all necessary steps to attain the court’s approval.   If a claim duly made is not paid in full by the Company within forty-five (45) days after the written request for payment thereof has first been received by the Company, you may, but need not, at any time thereafter bring an action against the Company to recover the unpaid amount of the claim and, you shall also be entitled to be paid for the expenses (including attorneys’ fees) of bringing such action (unless the action were frivolous or were not brought in good faith).  It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in connection with any action or proceeding in advance of its final disposition) that you have not met the standards of conduct which make it permissible under applicable law for the Company to indemnify you for the amount claimed, and you shall be entitled to receive interim payments of expenses pursuant to Section 1.4) unless and until such defense may be finally adjudicated by court order or judgment from which no further right of appeal exists.  It is the parties’ intention that if the Company contests your right to indemnification, the question of your right to indemnification shall be for the court to decide, and neither the failure of the Company (including its Board of Directors, any committee or subgroup of the Board of Directors, independent legal counsel, or its shareholders) to have made a determination that indemnification of you is proper in the circumstances because you have met the applicable standard of conduct required by applicable law, nor an actual determination by the Company (including its Board of Directors, any committee or subgroup of the Board of Directors, independent legal counsel, or its shareholders) that you have not met such applicable standard of conduct, shall create a presumption that you have or have not met the applicable standard of conduct.

4

2.7.

Both the Company and you acknowledge that in certain instances, U.S. federal law or applicable public policy may prohibit the Company from indemnifying its directors and officers under this Letter or otherwise.  You understand and acknowledge that the Company and/or its parent holding company has undertaken or may be required in the future to undertake with the U.S. Securities and Exchange Commission to submit the question of indemnification to a court in certain circumstances for a determination of the Company’s right under public policy to indemnify you.

3.	The indemnification provided by this Letter shall not be deemed exclusive of any rights to which you may be entitled under the Company’s Articles of Incorporation, its By-laws, any agreement, any vote of shareholder or disinterested directors, the California Corporation Code, or otherwise, both as to action in your official capacity and as to action in another capacity while holding such office. The obligations of the Company according to this Letter shall remain valid even if you have ceased to be a director and/or an officer of the Company, provided that acts for which you are given a commitment of indemnification were performed or shall be performed during your employment as a director and/or an officer of the Company.

4.	In the event that the Company shall pay to you or in your place any amount pertaining to this Letter in connection to a legal proceeding as said above, and afterwards it shall be determined that you are not entitled to any indemnification from the Company for any reason whatsoever, the sums paid by the Company shall be considered a loan that was granted to you by the Company, and shall be linked to the Consumer Price Index and accrue interest in accordance with the Income Tax Regulations (Determination of the interest rate), 1985, as amended from time to time. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

5.	In this Indemnification Letter-

“Action” or any derivative of it - including a decision or a failure to act and including your Actions before the date of this Letter of Indemnification that were made during your term of employment as an Officer in the Company.

“fines” shall include any excise taxes assessed on you with respect to an employee benefit plan.

“serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries.

This Letter shall be neutral with regard to gender.

5

6.	Nothing in this Letter is intended to require or shall be construed as requiring the Company to do or fail to do any act in violation of applicable law. The Company’s inability, pursuant to court order, to perform its obligations under this Letter shall not constitute a breach of this Letter. The provisions of this Letter shall be severable as provided in this Section 6. If this Letter or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify you to the full extent permitted by any applicable portion of this Letter that shall not have been invalidated, and the balance of this Letter not so invalidated shall be enforceable in accordance with its terms.

7.	The obligations of the Company according to this Letter of Indemnification shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Letter and any provision of the law, said provision of the law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

8.	The Attachment to this Letter is an integral and inseparable part of it.

9.	You and the Company each hereby irrevocably consent to the jurisdiction of the courts of the State of California for all purposes in connection with any action or proceeding which arises out of or relates to this Letter and agree that any action instituted under this Letter shall be brought only in the state courts of the State of California.

10.	This Letter shall be governed by and its provisions construed in accordance with the laws of the State of California as applied to contracts between California residents entered into and to be performed entirely within California.

In witness whereof, the Company shall execute this Indemnification Letter by its authorized signatories that have been duly appointed.

__________________________

                  Optibase Inc.

I hereby confirm receiving this Letter and consent to all its terms.

__________________

     director/officer

Date: __________

6

Attachment

Subject to any provision of the law, the events are as follows:

1.	Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

2.	A transaction, including without limitation a transfer, sale or purchase of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, and any act directly or indirectly involved in such transaction;

3.	Report or notice filed in accordance with any applicable law, including the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated thereunder, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on Nasdaq-NM, or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

4.	Any resolution with respect to distribution;

5.	Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

6.	The making of any statement, including a bona fide statement or opinion made by an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

7.	An act in contradiction to the articles or memorandum of association of the Company; and

8.	Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled by the Company or otherwise affiliated therewith.

9.	Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securities to employees).

10.	Any action or decision in relation to work safety and/or working conditions.

11.	Negotiation for, signing and performance of insurance policy.

* * *

EXHIBIT 8.1

LIST OF SUBSIDIARIES OF OPTIBASE LTD.

Name of subsidiary	Place of Incorporation	Ownership rights
Optibase, Inc	California, United States	100%
Optibase B.V.	Netherlands	100%

Exhibit 10.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 File No. 333-10840 pertaining to the 1994 Share Option Plan, the 1999 Israeli Share Option Plan and 1999 U.S. Share Option Plan, on Form S-8 File No. 333-12814 pertaining to the 1994 Share Option plan, the 1999 Israeli Share Option Plan, as amended, the 1999 U.S. Share Option Plan, as amended, the 102 Share Option Plan (1999) and 2000 Employees Share Purchase Plan, on Form S-8 File No. 333-13186 pertaining to the ViewGraphics, Inc, 1992 Stock Option plan and on Form S-8 File No. 333-91650 pertaining to the 1999 Share Option Plan, the 1999 U.S. Israel Plan, the 102 Plan, the 2001 Nonstatutory Share Option Plan, as amended and 2000 Employees Share Purchase Plan of Optibase Ltd. of our report, dated February 10, 2003, with respect to the consolidated financial statements of Optibase Ltd., included in the Annual Report (Form 20-F) for the year ended December 31, 2002.

Tel-Aviv, Israel	KOST FORER & GABBAY
June, 30 2003	A Member of Ernst & Young Global

EXHIBIT 10. 6

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Annual Report of Optibase Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certifies that to the best of my knowledge:

                 1.     The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

                 2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2003

/s/ Tom Wyler
Name: Tom Wyler
Title: Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Annual Report of Optibase Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certifies that to the best of my knowledge:

                 1.     The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

                 2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2003

/s/ Zvi Halperin
Name: Zvi Halperin
Title: Chief Financial Officer

2