Form 20-F
period 2003-12-31
OPTIBASE LTD
filed 2004-05-17
CIK 1077618

As filed with the Securities and Exchange Commission on May 17, 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition period from ______ to ______

Commission File Number 000-29992

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
Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of December 31, 2003, the period covered by the annual report: 12,992,508 Ordinary Shares.

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

               Unless the context otherwise requires, references herein to the “Company,” “Optibase,” “we,” “us” or “our” are to Optibase Ltd., a company organized under the laws of Israel, and its wholly owned subsidiaries, Optibase, Inc., a Californian corporation, and Optibase B.V., a company organized under the laws of Netherlands which was dissolved in September 2003. In addition, reference to our financial statements are to our consolidated financial statements, except as the context otherwise requires.  References to “U.S.” or “United States” are to the United States of America, its territories and its possessions.

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

Item 2. Offer Statistics and Expected Timetable

               Not required.

Item 3. Key Information

          3.A. Selected Financial Data.

               We derived the consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003, and consolidated balance sheet data as of December 31, 2002 and 2003 from the audited consolidated financial statements appearing elsewhere in this Annual Report.  These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  We derived the consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from audited consolidated financial statements that are not included in this Annual Report, which statements have also been prepared in accordance with U.S. GAAP.  The selected financial data set forth below should be read in conjunction with ITEM 5 - “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and the financial statements, including the notes thereto, included elsewhere in this Annual Report.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(U.S. dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$26,054	$30,699	$29,432	$20,424	$19,377
Cost of revenues	11,119	13,100	15,016	10,266	8,508
Gross profit	14,935	17,599	14,416	10,158	10,869
Operating expenses:
Research and development, net	3,078	6,247	15,562	8,128	4,839
Selling and marketing, net	6,861	8,711	10,843	7,991	7,928
General and administrative	1,682	2,265	4,927	2,050	1,973
Impairment of acquired intangibles			20,933	6,791
Restructuring cost			2,064	505
In process research and development write off		14,430
Total operating expenses	11,621	31,653	54,329	25,465	14,740
Operating income (loss)	3,314	(14,054)	(39,913)	(15,307)	(3,871)
Other income (expenses), net	493	9	4	(339)	(2,275)
Financial income, net	547	5,083	875	3,713	7,979
Net income (loss) before tax	4,354	(8,962)	(39,034)	(11,933)	1,833
Provision for tax			67	124
Net income (loss) before cumulative effect of changes in accounting principle	4,354	(8,962)	(39,101)	(12,057)	1,833
Cumulative effect of changes in accounting principle				(854)
Net income (loss)	$4,354	$(8,962)	$(39,101)	$(12,911)	$1,833

Net income (loss) per share:
Basic	$0.60	$(0.79)	$(3.24)	$(1.06)	$0.15
Diluted	$0.53	$(0.79)	$(3.24)	$(1.06)	$0.14
Weighted average shares used in computing net earning (loss) per share (in thousands):
Basic	6,796	11,324	12,059	12,203	12,510
Diluted	8,207	11,324	12,059	12,203	13,062

	December 31,

	1999	2000	2001	2002	2003

	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$22,596	$59,446	$42,989	$45,320	$54,933
Working capital	25,385	56,885	45,126	45,231	52,801
Total assets	36,654	116,019	71,537	59,708	66,923
Long term loans and capital lease obligations, including current maturities		451	340	143	14
Total shareholders’ equity	$27,115	$97,415	$60,259	$49,495	$54,478

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

               (a)          Risks Relating to Market, Financial Condition and Shareholdings

               We have a history of losses and we might not be able to sustain profitability. Since 2000 and until the quarter ended March 31, 2003, we have been operating at a loss. We returned to profitability in the quarter ended June 30, 2003 as a result of increased financial income. As of December 31, 2003, we have accumulated losses of $62.4 million. Given the market conditions, the uncertainty in the technology sector and the uncertainty regarding the demand for our products and our research and development and other expenses, we expect to operate at a loss during 2004. We may not be able to sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks.  In order to maintain profitability, we will need, among other matters, to aggressively expand markets for our new products while continuing to expand market share for our existing products.  We cannot assure you that we will be able to increase the sales of our products and revenues and sustain profitability.

               The economic outlook may adversely affect the demand for our products and the results of our operations. The deterioration of the general economy in the United States and worldwide began in 2000 and continued through 2002, which has especially curtailed the business opportunities of technology companies.  Although during 2003 there were signs of improvement in the economy in the United States and worldwide, there is no assurance that the improvement will be sustained or that it will lead to an improvement in the results of our operations. Weak economic conditions have caused, and may continue to cause, reductions in spending in technology markets in general, including spending in digital video based products and services.  Consequently, there has been, and may continue to be, an adverse impact on the demand for our products and services, which has adversely affected, and may continue to, adversely affect our sales and results of operations.  In addition, predictions regarding economic conditions have a low degree of certainty, and further predicting the effect of the changing economy is even more difficult.  We may not accurately gauge the effect of the general economy on our business.  As a result, we may not react to such changing conditions in a timely manner, and that may result in an adverse impact on our results of operations.  Any such adverse impact to the result of our operations from a changing economy may cause the price of our ordinary shares to decline.

               The threat of terrorism worldwide, combined with political unrest in Israel could have a material adverse effect on our results of operations.  The threat of the use of weapons of mass destruction and global terrorism are impacting the global economy. In addition, since September 2000, the State of Israel and its inhabitants have been subjected to repeated terrorist attacks. The hostilities between the State of Israel and the Palestinians continued during the past year. This conflict can have both direct and indirect impacts on our business as a result of, among other things, military service obligations of our key employees, changes in monetary and fiscal policies or the willingness of customers outside Israel to buy our products, including demands for additional assurances concerning availability of our products.

               We have experienced significant fluctuations in our results of operations at times in the past and expect these fluctuations to continue. These fluctuations may result in volatility in our share price.  We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual results.  Factors that may contribute to the fluctuations in our quarterly results of operations include:

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

               Historically, the prices of video encoders and decoders and content authoring tools have decreased over the life of individual products, while the complexity of new product introductions has increased concurrently.  As a result, we have reduced prices for our products and we expect to reduce prices in the future.  In addition, we may have to increase our research, development and marketing expenditures in response to competitive conditions and the development of new technologies and products, and we expect to increase such expenditures in the future.  Accordingly, investors should not rely on the results of any past periods as an indication of our future performance.  It is likely that in some future periods, as occurred in the second quarter of 2002, our operating results may be below expectations of public market analysts or investors.  If this occurs, our share price may drop.

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

               We expect this volatility to continue in the future.  In addition, any shortfall or changes in our revenues, gross margins, earnings or other financial results could cause the price of our ordinary shares to fluctuate significantly.  In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many technology companies and which may not be related to the operating performance of those companies.  Volatility in the price of stock of companies in the digital media and networking industry has been particularly high.  These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares.  In recent years, the trading price of our ordinary shares has been highly volatile.  From January 2003 through May 7, 2004, the price of our ordinary shares rose to a high of $8.83 from a low of $1.77.  The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

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

               Holders of our ordinary shares who are United States residents face income tax risks.  There is a substantial risk that we will be classified as a passive foreign investment company, commonly referred to as PFIC Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares.  For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the fluctuation in the value of our stock, including the relatively lower price of our stock in the earlier part of 2003,  there is a substantial risk that we will be classified as a PFIC under a literal application of the asset test described above, which looks solely to the market value.  If we are to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read ITEM 10E. “ADDITIONAL INFORMATION - TAXATION, UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

               Our officers, directors and affiliated entities own a large percentage of our ordinary shares and could significantly influence the outcome of actions.  Our executive officers, directors and entities affiliated with them, in the aggregate, beneficially own approximately 23.146%of our outstanding ordinary shares, of which Festin Management Corp., with which Tom Wyler, our Chief Executive Officer and Chairman of the Board, is affiliated, holds 23.01%; see ITEM 7A – “MAJOR SHAREHOLDERS”.  These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

               We do not intend to pay dividends.  We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

               (b)          Risks Relating to Our Business

               The digital video and streaming products market is highly competitive, and we may lose sales to our competitors and be forced to lower the prices for our products, which may result in reduced revenues.  Competition in the digital video and streaming products industry is intense, and we expect competition to increase.  Demand for digital video and streaming products has grown rapidly over recent years, and, as a result, competition among providers of these products has substantially increased, particularly in the areas of digital video transmission and delivery and content creation.  To compete effectively, we must continue to respond promptly and effectively to changing customer preferences, feature and pricing requirements, technological change and competitors’ innovations.

               Our principal competitors in the digital video and streaming markets include TUT Systems, Tandberg Television ASA, Harmonic Inc., Minerva Inc., VBrick Systems Inc., Amnis Systems (formerly Optivision, Inc.), Winnov Inc., Pinnacle Systems Inc., Sigma Designs, Inc., Matrox, Vela Research, Inc., Darim Vision Ltd., Canopus, SkyStream Inc., DVS, Viewcast Inc. and Vweb Inc. We also expect to see increasing indirect competition from vendors of software encoders and decoders like Digital Rapids, Ligos and Intervideo.  Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do.  Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors.  Moreover, the digital video products industry is undergoing a period of consolidation in which companies, including some of our competitors, are participating in business combinations.  These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do.  As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can.  Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

               In addition, we expect price competition to escalate in the video streaming industry.  We have consistently attempted to minimize the effect of price reductions in the market by introducing more sophisticated products at the top of our product line, and thereby attempt to maintain higher selling prices.  However, competition in the future may force us to lower product prices or to add new products and features at lower prices, or we may otherwise be unable to introduce new products at higher prices.  We cannot assure you that we will be able to compete successfully in this kind of price competitive environment.  Lower prices and reduced demand for our products would reduce our ability to generate revenue.  Failure by us to mitigate the effect of these pressures through cost reduction of our products or changes in our product mix could have a material adverse effect on our business, financial condition and results of operations.

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

               In addition, the ordering patterns of some of our large customers have been unpredictable in the past and we expect that ordering patterns by customers will continue to be unpredictable.  In view of this inherent unpredictability, we must plan our production and inventory levels based on internal forecasts of customer demand, which may fluctuate substantially and sometimes varies substantially from early estimates provided by customers to us for planning purposes.

               We derive a significant portion of our revenues from one type of product, and the failure of this type of product to meet market demands could have a disproportionate impact on our revenues and income.  Our MovieMaker encoder product family accounted for 42% of our revenues in 2001, 52% of our revenues in 2002 and 43% of our revenues in 2003.  We expect that this product family will continue to account for a significant portion of our revenues in the foreseeable future.  If this product fails to match the price, availability, quality or other features of competing products or to otherwise meet our expectations with respect to market demand, our business will suffer.

               We depend on several large customers and the loss of one or more of these customers, or a significant decrease in revenue from any of these customers, could have a disproportionate impact on our revenues and income.  Historically, a substantial portion of our revenues has come from large purchases by a small number of customers.  For example, our top three customers in 2001 accounted for approximately 25% of our revenues, our top three customers in 2002 accounted for 30% of our revenues and our top three customers in 2003 accounted for 18% of our revenues.  In 2003, sales to Cisco Networks accounted for approximately 7% of our revenues, sales to Hoei Sangyo Ltd accounted for approximately 6% of our revenues, and sales to Beijing Digital Express accounted for approximately 5% of our revenues.  We expect to continue to depend on sales to a small number of customers.  We have a limited number of long-term purchase agreements with our top customers, and as such, we have a limited number of commitments from our top customers to purchase specific quantities of products. We cannot assure that we will be able to continue those agreements under current or future market conditions.  We expect that our largest customers will vary from period to period.  If we lose, one or more of our large customers, or one or more of our large customers significantly reduces its purchases of our products, and we fail to add new customers that generate significant revenues, our results of operations could be seriously harmed.  For example, the decrease in revenues during 2003 was partly related to a decrease in purchase orders from our large customers, including Prediwave, SeaChange and Cisco.

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

               We depend on third parties to distribute and market our products.  If we cannot retain effective distributors or fail to develop new distributor relationships, we may be unable to effectively market and distribute our products.  A significant portion of our sales efforts worldwide is conducted through a network of independent distributors.  Our combined sales to three of these distributors accounted for approximately 13% of our revenues in 2001, approximately 14% of our revenues in 2002 and approximately 15% of our revenues in 2003.  We are unable to predict whether and the extent to which some of these distributors will be successful in marketing and selling our products in the future.  While we have a policy of using only distributors who do not distribute competing products, we have experienced, and may experience in the future, sales by our distributors of products that compete with our products.  In such cases, we may have to seek new distributor relationships, and we may not be able to establish relationships on the same terms as the prior relationships.  Furthermore, distributors may terminate their relationships with us upon short notice with little or no penalty.

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

               We believe it is becoming increasingly important for our success to develop relationships with several large original equipment manufacturers, or OEMs, of video server equipment with technical and support expertise.  We presently have a limited number of OEM relationships and we may not be able to maintain these relationships.  Moreover, we may not be able to develop new OEM relationships on favorable terms or at all.  Our failure to retain existing or to develop new OEM relationships will have a material adverse effect on our ability to sell our products and our operation results.

               If the digital video market does not grow as we expect, the demand for our products and technology may continue to decline and our revenue will decrease.  Digital video products generally, and digital video streaming products and tools specifically, are part of a rapidly evolving market.  Our growth will depend on our ability to predict which segments of that market are most likely to succeed and to successfully penetrate those segments.  We have devoted substantial effort and expense to the development of new products based on our prediction of the market trends, and our future growth will depend on our ability to successfully market these products.  The demand for these products depends on the rate and level of penetration of networked video applications and digital video equipment into the mass market generally.  Because of the early stage of development of the digital video market, the demand for, and market acceptance of, our products are subject to a high degree of uncertainty.  If market growth rates do not meet our expectations, or if we are unsuccessful in identifying and penetrating those segments of the digital video market which provide the greatest opportunity for growth, our business will suffer.  In addition, the general weak economic conditions have had an adverse impact on the industry and on the demand of our products.  If the economic conditions persist and demand does not increase, our revenues will continue to decline, and our business will continue to suffer.

               The digital video and streaming market is characterized by rapid technological changes and multiple evolving standards.  If we fail to enhance our existing products, develop new and more technologically advanced products and successfully market these products, the results of our operations will suffer.  The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions.  We believe that our future success will depend on our ability to maintain expertise in the networked video technologies, enhance our existing products and introduce new products and features to meet changing customer requirements and evolving industry standards.  Our present products are based on the non-proprietary digital video compression standards and file formats, known as MPEG standards and formats, developed by the moving picture expert groups, or MPEG, working group in the International Organization for Standardization, or ISO. Although MPEG has evolved as the de facto standard for compression and decompression of digital video, we cannot assure you that the current de facto standards will not be replaced in the future.  In addition, we, or our competitors, may announce products that have the potential to shorten the life cycle of, or replace, our products.  We have made such announcements in the past and may do so in the future.  Such announcements could cause customers not to buy our products or to defer decisions to buy our products.  In addition, we cannot assure you that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.

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

               Our products could contain defects, which would reduce sales of those products or result in claims against us.  We develop complex and evolving products.  Despite testing, errors may be found in existing or new products.  Reliability, quality or compatibility problems with our products could significantly delay or reduce market acceptance of our products, could require the devotion of significant time and resources to addressing errors, could divert our engineering and other resources from other tasks and development efforts, and could damage our reputation and adversely affect our ability to retain our existing customers and to attract new customers.  We could also be subject to material product liability claims by customers.

               We depend on a limited number of third parties to manufacture, distribute and supply critical components of our products and we may be unable to operate our business if these parties fail to perform their obligations.  We depend upon sole source suppliers for key components used in our products.  These key components include, for example:

•

Various modules, which are integrated in our new generation system, the MGW5100 including: a switch supplied by PTI (Performance Technologies Inc.), a host supplied by Motorola backplane, a Pentium module supplied by Jumptech Adastra and a Compact Pci platform supplied by EPS (Israel) TECH 1992 Ltd.;

•	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc., which are used in our MGW 2400 and Movie Maker 400 products;
•	Video compression chips manufactured by LSI Logic;
•	Audio compression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our decoders;
•	Motorola, Inc.’s DSPs, which are included in our decoders and encoders; and
•	MP503 manufactured by Cyclone Microsystems, the supplier of one of the hardware platforms for our MediaPump product.

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

               We depend on a limited number of key personnel who would be difficult to replace, and if we lose the services of these individuals or cannot hire additional qualified personnel, our business will be harmed.  Our continued growth and success largely depend on the managerial and technical skills of key technical, sales and management personnel. If any of the current members of the senior management team are unable or unwilling to continue in our employ, our results of operations could be materially and adversely affected.  Our success also depends to a substantial degree upon our ability to attract, motivate, and retain other highly qualified personnel.  The technology associated with digital video is at a relatively advanced stage, and there are many competitors in this area.  Consequently, there is considerable competition for the services of technical, sales, management and engineering personnel.  In addition, our U.S. operations are largely based in Silicon Valley, a highly competitive marketplace.  Therefore, we may be at a disadvantage to the extent potential employees may favor larger, more established employers, and we may not be able to retain our current personnel, or obtain the services of additional qualified personnel if and when needed.

               Cost-reduction efforts may adversely impact our productivity and service levels. During 2003, we continued implementing various cost-control measures affecting various aspects of our business operations. In September 2001, we reduced our workforce by approximately 19% of our total workforce at that time.  During 2002 we performed additional reductions mainly in our U.S based research and development workforce and during 2003 we performed additional reductions mainly in our Israel-based research and development workforce. Given current economic conditions and our declining revenues, we may in the future be required to take additional cost-saving actions to reduce our operating losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on our financial condition. On the other hand, even if we are successful with these efforts and can generate the anticipated cost savings, these actions may adversely impact our employees’ morale and productivity, the competitiveness of our products and business, and the results of our operations.

               We may continue to seek to expand our business through acquisitions that could result in a diversion of resources and our incurring additional expenses, which could disrupt our business and harm our financial condition.  As we have in the past, we may in the future continue to pursue acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business.  The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology, service or product could cause diversion of management’s time as well as our resources.  Future acquisitions could result in:

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

               Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.  Our success and ability to compete depend in large part upon protecting our proprietary technology including both hardware and software components of our products.  We currently rely on a combination of patent, trade secret, trademark and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights.  We cannot assure you that any patents will be issued to us as a result of current or future patent applications or that patents issued to us will not be invalidated, circumvented or challenged.  In addition, we cannot assure you that the rights granted under any such patents will provide us competitive advantages.  We cannot assure you that any patents issued to us will be adequate to stop unauthorized third parties from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information.  Moreover, we cannot assure you that others will not develop technologies that are similar or superior to our technology.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under United States or Israeli laws.

               Because our products may be subject to claims of infringement on the intellectual property rights of third parties, our business will suffer if we are sued for infringement or cannot obtain licenses to these rights on commercially acceptable terms.  We are subject to the risk of adverse claims and litigation alleging that we infringe the intellectual property rights of others.  Many participants in the digital video encoding, decoding and video streaming industries have an increasing number of patents and patent applications and have frequently demonstrated a readiness to pursue litigation based on allegations of patent and other intellectual property infringement.  All of our products rely on technology that could be the subject of existing patents or patent applications of third parties.  Third parties may assert infringement claims in the future with respect to our current or future products.  These claims may require us to enter into license arrangements, or may result in protracted and costly litigation that would require us and our management to make significant expenditures of time, capital and other resources, regardless of the merits of these claims.  Any necessary licenses may not be available or if available, may not be obtainable on commercially reasonable terms.  If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop selling all or some of our products, and our business would be harmed.

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

               Business interruptions could adversely affect our business.  Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control, especially because our facilities are located in Israel and the State of California.  We do not have a detailed disaster recovery plan. In the event these blackouts, earthquake or other interruptions occur, they could disrupt the operations of our affected facilities.  In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses, and any potential damages resulting from such interruptions could have a material adverse effect on our business.

               The market values of our portfolio investments are subject to fluctuations and impairment of the investments could harm our earnings. We maintain an investment portfolio of various holdings, types and maturities. These securities are generally classified as available for sale and, consequently, are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). Changes in the current economic situation and other factors may adversely affect the value of our portfolio. As a result, we may recognize in earnings the decline in fair value of our portfolio investments when the decline is judged to be other- than- temporary. For information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to ITEM 11 - “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”. Furthermore, our equity investments in private companies are subject to risk of loss of investment capital. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

               (c)          Risks Relating to Operations in Israel

               A continuing deterioration in the economic conditions in Israel may adversely affect our financial condition and results of operations.  We are incorporated and currently derive a portion of our revenues from markets within the State of Israel. Primarily due to the global economic downturn and Israel’s security and political situation, the Israeli economy slipped into recession in 2000. The rate of unemployment has risen, consumer spending has decreased and many businesses are experiencing financial difficulties. A continuing deterioration in the economic conditions in Israel may adversely affect usage patterns of our services and the ability of our customers to pay for our services, which would adversely affect our financial condition and results of operations. If the economic deterioration in Israel continues, it may also affect the ability of Israeli banks to provide us with financing on reasonable terms and conditions, should we need it in the future.

               Potential political and military instability in Israel may adversely affect our results of operations.  Our principal offices and a significant portion of our operations are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a significant deterioration in the relationship between Israel and the Palestinian Authority, which has resulted in increased violence.  The violence includes terrorist acts in Israel and military operations in the West Bank and Gaza.  We could be adversely affected if these hostilities intensify or spread to additional areas in Israel. We cannot assure you that we are fully prepared for every disaster or emergency situation or that we could recover fully from such an occurrence, and we cannot predict the effect on us of any such circumstances.  Further deterioration of the situation into a full scale armed conflict might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.  In addition, several countries still restrict business with Israel and Israeli companies.  These restrictive laws and policies may seriously harm our operating results, financial condition or the expansion of our business.

               Our results of operations may be negatively affected by the obligation of key personnel to perform military service.  Some of our executive officers and employees in Israel, including Zvi Halperin, our president and chief financial officer are obligated to perform up to 30 days, or longer under certain circumstances, of military reserve duty annually. Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service.  Any disruption in our operations would harm our business.

               Because most of our revenues are generated in U.S. dollars but a portion of our expenses in Israel are incurred in New Israeli Shekels, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.  We generate most of our revenues in U.S. dollars but incur a portion of our expenses in NIS.  As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel.  In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.  Specifically, the inflation rate in Israel was approximately 1.4% in 2001 and approximately 6.5% in 2002, while in 2003 the deflation rate was approximately 1.9%.  At the same time the devaluation of the NIS against the dollar was approximately 9.3% in 2001 and approximately 7.3% in 2002, while in 2003 the valuation of the NIS against the dollar rose and was approximately 7.6%.  As a result of this differential, we experienced a decrease in the dollar costs of operations in Israel in 2001 and 2002, and an increase in 2003, all of which did not materially affect our results in such periods.  The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses.  We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.  Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future.  Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS.  These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

               The government programs and tax benefits that we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.  We receive grants from the Office of the Chief Scientist, or OCS, in the Israeli Ministry of Industry and Trade for research and development programs that meet specified criteria.  In addition, we received grants for overseas marketing from the Israel Fund for the Encouragement of Marketing Activities, or the Marketing Fund.  We also receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.”  To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including paying royalties with respect to grants received and making specified investments in fixed assets.  In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits received could be cancelled.  We could also be required to refund any payments previously received under these programs of up to 300% of the granted funds, or pay increased taxes.  Through December 2003, we received an aggregate of $4.8 million in grants from the OCS.    Since 1992, grants from the Marketing Fund have totaled $2.8 million, although no new grants were received in 2001, 2002 or 2003.

               The Israeli Law for the Encouragement of Capital Investment, 1959 and regulations prescribe an expiry date for the grant of new benefits. The expiry date has been extended several times in the past. The last expiry date that was in effect was in June 2004, and no new benefits will be granted after that date unless the expiry date is again extended. A government committee is reviewing the benefits program under the law. There can be no assurance that new benefits will be available after June 2004, however benefits already granted will stay in effect throughout the plan period. As we have already been granted approved enterprise status under this Law, the deadline does not have any affect on such status or on the benefits we receive.  We also receive funding as part of our participation in the Office of Chief Scientist Magnet program operated by Israel’s Ministry of Industry and Trade and under a series of research and development programs sponsored by the Commission of the European Union.  Through December 31, 2003, we have received an aggregate of $4 million in grants from the Magnet program.  In 2002 and 2003, grants from the OCS, the Magnet and the European Union programs totaled $4.5 million. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future.  These programs and some tax benefits may not continue in the future at their current levels or at any level.  From time to time, we submit requests for new grants from the OCS and the Magnet program and for expansion of our Approved Enterprise programs (see “ISRAELI TAXATION” - ITEM 10.E) or for new programs.  These requests might not be approved.  The termination or reduction of these grants and tax benefits could seriously harm our business, financial condition and results of operations.

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

               Anti-takeover provisions could negatively impact our shareholders.  The Israeli Companies Law of 1999, or the Companies Law, provides that an acquisition of securities in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in a company.  This rule does not apply if at the time of acquisition there is already a holder of 25% or more of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of securities in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in a company.  This rule would not apply, if at the time of the acquisition there is a holder of more than 50% of the voting rights in the company.

               Pursuant to the Companies Law, if following any acquisition of shares of a public company or of a class of shares of a public company, the purchaser holds more than 90% of the company’s shares or more than 90% of any class of the company’s shares, then the purchaser must conduct a tender offer for all of the remaining shares of the company or of the particular class of shares of the company, which procedure is referred to as a full tender offer. In the event that shareholders who did not respond favorably to the tender offer hold less than 5% of the issued share capital of a company, or less than 5% of the issued class of shares of a company, the holders of all the remaining shares of such company are obligated to transfer their shares in the company to the acquirer at the tender offer price. In the event a full tender offer is accepted in accordance with the mandatory sale procedure described above, any offeree may petition the relevant Israeli court, within three months of the date of acceptance, to declare the price paid for the company’s shares to be less than their fair value, and obligate the offeror to pay the shareholders the fair value of the shares. Such petition may be filed as a class action. Furthermore, the Israeli Companies Law provides that as long as a shareholder in a public company holds more than 90% of a company’s shares or class of shares, such shareholder shall be precluded from purchasing any additional shares of that type other than through a tender offer for the remaining shares or class of shares of the Company. These rules to some extent reduce the risk of a takeover; however, no assurance can be given that a takeover will not occur nor that in the event of a takeover that it will not have a negative impact for our other shareholders.

Item 4. Information on the Company

          4.A History and development of the Company

          Company overview

               Optibase was founded and incorporated in the State of Israel in 1990.  Our principal executive offices are located at 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel, and our telephone number at that location is 972-9-970-9288.  Our website is located at www.optibase.com. Optibase is subject to the provisions of the Companies Law.  Our U.S. subsidiary, Optibase, Inc., is located at 1250 Space Park Way, Mountain View, CA 94043.

               We provide high-quality, cost-effective networked systems that enable the preparation of digital video based on video compression using the non-proprietary MPEG standards and the proprietary Windows MediaTM standards, and its delivery over Internet protocol, or IP, asynchronous transfer mode, or ATM (a network technology based on transferring data in cells or packets of a fixed size), digital video broadcast, or DVB and other packet-based networks.  Based on our expertise in both networking and video compression technologies, we have created a suite of products used in applications such as delivery of video over broadband networks, digital video archiving, distance learning, business television and content creation.  We have developed products that allow for real-time compressed video uploading to video servers and live multicasting over networks.  Our products meet the challenges of achieving exceptional video quality within the constraints and changing parameters of existing networks.   Due to general market conditions, we experienced a decrease in our level of revenues in recent years, from $29.4 million in revenues in 2001 to $20.4 million in revenues in 2002 and $19.4 million in revenues in 2003.  Our operating loss has decreased from $39.9 million in 2001 to $15.3 million in 2002 and to $3.9 million in 2003.  Our net loss has decreased and changed to a net profit of $1.8 million in 2003 from a net loss of $12.9 million in 2002 and a net loss of $39.1 million in 2001.  The change was mainly a result of both our efforts to reduce operating expenses and improve financial performance and a significant increase in our financial income, net.

               Digital video technologies have emerged to address the inherent limitations of analog video technologies.  The advantages of digital video technologies, combined with the proliferation of digital networks and their increased bandwidth, allow for the incorporation of digital video into various Web-based services.  Broadband network access for the home and office is increasing at a rapid rate. According to MRG IP/Broadband Video market research from April 2003, by 2006, 47 million homes worldwide will be able to receive broadcast TV services from a telephone service provider, or Telco, and over 8 million will subscribe to receive TV services. According to Cahners In-Stat Group (from a study dated July 2002), by 2005, 55 million homes in North America will be able to receive broadcast TV services from a Telco and over 12 million will subscribe to receive TV services. According to Cahners In-Stat Group, (from a study dated July 2002) the market for Business Oriented Streaming Media Equipment will exceed $12 billion in 2006.

               Our in-depth understanding of network protocols has allowed us to develop real-time digital video transfer products.  In 1992, we introduced our first decoder, PCMotion, which allowed high-quality viewing of MPEG-1 streams on stand-alone personal computers, or PCs.  In 1993, we became one of the first companies to offer a real-time MPEG-1 encoder, MPEG Lab Pro.  MPEG-2 specifications were substantially finalized in 1993.  By 1995, we released our first MPEG-2 decoder and, in 1996, our first MPEG-2 encoder.  Since 1993, we have produced content creation tools.  In 1995, we introduced our video compact disc, or VCD, content creation tool.  We further developed our content creation products by introducing our MPEG-based digital video disc, or DVD, content creation tool called DVDFab in 1998.  Since 1996, we have combined our extensive networking and MPEG expertise to introduce a series of video networking products.  In the first quarter of 2000, we released MPEG ComMotion Pro, a scalable, Web-based networking software application enabling the transmission of MPEG-1 and MPEG-2 digital video and MP3 digital audio over broadband networks, and in November 2000, we released our MGW 2000, the first product of our new MGW product line which provides streaming media gateway solutions for enterprises and broadband markets.  In December 2002, we released the MGW 5100, a carrier grade product that enables encoding, transcoding and streaming of video over broadband IP and ATM networks. With the acquisition of Viewgraphics in December 2000, two main new product families were added to our product portfolio – the MediaPump, a DVB to peripheral component interconnect, or PCI, interface product line, and the VideoPump, which are products using an uncompressed serial digital interface, or SDI, to PCI interface. During 2001, the MediaPump was redesigned and enhanced, and an entirely new and improved product family, the MediaPump 533 was introduced. We also introduced the MGW 3100 DVB/IP Gateway system, based on the MediaPump products. In the third quarter of 2002, due to the loss of SeaChange as a customer of our MediaPump products and after assessing market conditions, we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100 product lines. We also decided to shut down the VideoPump and MGW 3100 product lines, while continuing to support and sell the MediaPump.

               During 2003 we released the MGW2000e product, which uses traffic smoothing, a technology designed to level the load of data transmitted over a particular network, improving network performance. The MGW2000e was released with the Optibase Player, providing a streaming solution in which the time that elapses between the occurrence of a captured event and its display on the receiving device is relatively short. This feature is referred to as low latency and is required for monitoring and video conferencing applications.. In 2003, we also released Composer 3.7, which added compliance to CableLabs and enables the combining, or multiplexing, of high quality digital audio in the Dolby AC3 5.1 format by the MPEG MovieMaker 200, enabling content creation for use by cable television companies at their local facilities, or the cable head-end, to provide video on demand services to subscribers. In the first quarter of 2004 we released the MPEG MovieMaker 400 as part of our MPEG MovieMaker product line. The MPEG MovieMaker 400 is a dual channel MPEG-4 PCI encoder. The MPEG MovieMaker 400 is packaged with a software development kit, or SDK, very similar to the one we provide for the MPEG MovieMaker 200, and, in addition, supports streaming of the audio and video data over IP networks in compliance with specifications of interoperability standards promoted by the Internet Streaming Media Alliance, or ISMA. The MPEG MovieMaker 400 product is an enabler for surveillance, archiving and enterprise streaming applications. Also, during the first quarter of 2004 we released the Videoplex HD, a new member of our Videoplex decoder product line, that decodes high definition, or HD, video content at all resolutions developed by the Advanced Television Systems Committee, or ATSC. The Videoplex HD product uses technology developed by Mikrom and is exclusively distributed worldwide by Optibase. It is intended for use in Digital Cinema, Digital Signage and for content creation in HD broadcast installations. We sell our products through a combination of a direct sales force, system integrators, independent distributors and value added resellers, or VARs.  A key element of our sales and marketing strategy is to cultivate strategic relationships, similar to our relationships with Cisco Systems, Inc. and Oracle Corp, to promote reference sales with the potential for significant revenue impact.  Our streaming and content creation products are used by a diverse group of system integrators and end-users including Cisco, NEC, IBM Corporation and SeaChange International Inc.

               Our headquarters, including research and development, selling and marketing, finance and general management and administration personnel, are located in Israel.  We established Optibase, Inc., a wholly owned subsidiary, in 1991 as a California corporation to manage our North American sales, marketing and customer support activities.    In April 1997, Optibase, Inc. relocated to San Jose, California and has relocated in 2001 to Mountain View, California to the former offices of Viewgraphics, Inc., a company we acquired in a merger transaction in December 2000, in part to maintain a closer proximity with potential customers and system integrators in related sectors.  We maintain our business development and sales activities in Europe through local employees residing in certain European countries.  We have such an office in France, while the activity in other countries is managed directly from Israel.  In 1999 and 2000 we established offices in Japan and in China to cultivate closer relationships with local sales forces and potential system integrators and expand our business development activities in the local market.

          Capital Expenditures for the Past Three Years

               In October 2000, we acquired the core team of the HiTV unit from ECI Telecom.  The acquisition consisted of acquisition of certain assets, co-ownership of certain technologies, permanent royalty free license of other technologies and the transfer of eight employees to Optibase.  The people and technologies acquired in this transaction serve as the basis for one of our key product lines – the MGW 5100.  We paid $3.75 million in connection with this acquisition and assumed certain liabilities related to the acquired activity. During the quarter ended September 30, 2001, we wrote down impaired intangibles related to the acquisition totaling $2.2 million.

               In November 2000, we signed an agreement with a privately held company called Mobixell Networks Inc., or Mobixell pursuant to which we granted Mobixell a license to use certain of our MPEG-4 technologies for $300,000, and committed to invest through one of our subsidiaries at least $1 million in its first round of financing. In December 2000, we invested $1.064 million in Mobixell’s Series A Preferred shares financing round and received shares of Mobixell representing 10.90% of its equity on a fully diluted basis.  Mobixell was founded by Amir Aharoni, our former President and Chief Operating Officer, and Yehuda Elmaliach, our former Chief Technology Officer.  Mobixell develops rich-media infrastructure platforms for mobile telecommunications carriers. During the first quarter of 2003, based on updated information and revised internal estimates, the Company decided to adjust downward the value of its investment in Mobixell by its full amount, totaling $1.36 million. However, during the third quarter of 2003, Mobixell entered into an additional financing round that included new strategic investors. As part of the financing round, we reassessed the investment and decided to participate in the financing round in the amount of $300,000 in Mobixell’s Series B Preferred shares. As a result, we hold shares of Mobixell representing 7.61% of its equity on a fully diluted basis. In May 2004, the Company signed a term sheet to invest an additional $400,000 in Mobixell’s Series C preferred shares as part of a total investment round participated by the current shareholders totaling $4 million. Consequently, the Company will keep its relative pro rata portion in Mobixell’s equity on a fully diluted basis. We may participate in future financing rounds in Mobixell and our holdings may be further diluted.

               In December 2000, we acquired Viewgraphics Incorporated, a privately held company based in Mountain View, California and a provider of hardware and software products for digital media infrastructure applications.  The people and technology of Viewgraphics served as the basis for our DVB and open system media gateway capabilities.  Immediately following the acquisition, Viewgraphics became a wholly owned subsidiary of Optibase, Inc., our U.S. subsidiary, and operated under the name of Optibase U.S., Inc., until it was merged into Optibase, Inc. in June 2001.  In connection with the acquisition, we paid an aggregate consideration of approximately $43.6 million, of which $11.813 million (net of issuance expenses) was paid in 1.37 million newly issued ordinary shares.  Substantially all of the employees of Viewgraphics accepted our employment offers.  John Krooss, the principal shareholder and the Chief Executive Officer of Viewgraphics, joined us as the Chief Technology Officer of Optibase, Inc. and as a member of our board of directors. Mr. Krooss ceased to be the Chief Technology Officer in September 2001, and resigned from his service as a director of the Company in July 2002. 364,023 ordinary shares, which were held in escrow as part of the acquisition agreement with Viewgraphics, were returned to us by a former employee and by the shareholders of Viewgraphics, following a settlement agreement that we signed with them in January 2002. As a result, the aggregate consideration paid by Optibase for the acquisition of Viewgraphics decreased to $43.3 million, including the value of 1.006 million ordinary shares. During the second quarter of 2002, due to the loss of SeaChange as a customer of our MediaPump products and due to the decrease of our market value at that time, we recorded an impairment of intangibles related with the acquisition. Related impairment of intangibles consists of an adjustment made for the valuation of the technology purchased from Viewgraphics and totaled at approximately $6.8 million. During the second quarter of 2002 and in accordance with the requirements of SFAS 142 “Goodwill and other Intangible Assets” (“SFAS 142”), we completed our goodwill impairment analysis and recognized a transitional goodwill impairment loss of $854,000 as of January 1, 2002, which was recorded as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

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

               Beginning February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Tom Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market.  Based on the Schedule 13D Festin filed with the SEC (last amended on November 25, 2003), Festin currently holds 3,000,000 ordinary shares, representing 23.01% of our capital stock based on 13,036,321 ordinary shares outstanding as of May 1, 2004. In June 2001, our board of directors appointed Wyler to serve as a director of the Company and in September 2001, the board of directors appointed Wyler to serve as the chairman of our board of directors. In February 2002, Wyler also assumed the role of Chief Executive Officer in charge of our operations and was appointed as our chief executive officer in September 2003. In our 2002 annual general meeting of shareholders, our shareholders approved the grant of 200,000 options to Wyler exercisable into 200,000 shares, subject to amendments, representing approximately 1.5% of our issued share capital.

               In July 2001, we signed an agreement with a privately held Israeli company called V.Box Communication Ltd., or V.box. We committed to invest through one of our subsidiaries an initial amount of $250,000. We continued to invest in V.Box, with the other shareholders pro rata to our holdings in V.Box. To date we have invested an aggregate of $1.55 million in exchange for convertible notes issued by V.Box in several rounds. During April 2004, the Company decided to invest in V.Box, with the other shareholders of that company pro rata to our holdings an additional amount of $250,000. Following V. Box’s acquisition of BroadLogic’s Satellite Express(TM) and DTV Product Lines, we signed an agreement with V.Box to sell and distribute the above-mentioned products in the North America market. Additionally, we support V.Box operational activities. Pursuant to this agreement V.Box utilizes our manufacturing abilities and strong U.S. presence to enhance its revenues.

               During the third quarter of 2002 we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100.  We also decided to shut down the VideoPump and MGW 3100 product lines. The costs related to these actions were approximately $505,000.

               Recent developments

               On March 26, 2004, we entered into an debtor-in-possession, or DIP, loan agreement and asset purchase agreement with Media 100 Inc., or Media 100, (OTCBB: MDEA.OB) in connection with a voluntary bankruptcy proceeding filed by Media 100 in the U.S. Bankruptcy Court in the District of Massachusetts under Chapter 11 of the U.S. Bankruptcy Code, or Chapter 11.  Media 100 is a U.S. based provider of professional video editing and compositing systems for the video post-production market. Media 100’s products combine software and hardware to enable the multi-layered editing of video content and the design of complex video effects, all on a personal computer. We see Media 100’s products as complementary to our own products.  Under the DIP loan agreement we will provide up to one million dollars to Media 100 to finance its continued operations during the bankruptcy proceeding.  The court has ordered an expedited hearing, and has ordered sale procedures, which include notice and overbid provisions which will be applicable to the sale of Media 100’s assets.  The assets are to be sold to the successful bidder approved by the court in the bankruptcy proceeding.  Subject to court approval, we have agreed, under the asset purchase agreement, to acquire substantially all of the assets of Media 100, including their intellectual property, patents, registered trademarks, inventory and good will, in a sale under Section 363 of the U.S. Bankruptcy Code, or Section 363 sale, which is part of the Chapter 11 proceeding.  The Section 363 sale is anticipated to take place in late May 2004.

               While the bankruptcy proceedings are pending we have met and will continue to meet with the Media 100 employees and we intend to make offers of employment to many of them to work for us after the sale if we are the successful bidder in the Section 363 sale.  As a result our total number of employees would increase by as many as 55 people.  These employees will be located in Massachusetts and will be employed by our U.S. subsidiary, Optibase, Inc.  The business activity of Media 100 would become one of our business units.  Integration of these employees and the business activity of Media 100 involve certain risks, which if not successfully implemented could have an adverse effect on our business.  We will be obliged to obtain a suitable lease either in the same location where Media 100 is currently located, or some other location in order to conduct the business.  If we are unable to obtain a suitable lease under acceptable terms and conditions it could have an adverse effect on our ability to integrate the business activity of Media 100 into our business.

               In the event we are not the successful bidder in the Section 363 sale, the outstanding loan amount, a penalty fee and certain other expenses will be repaid to us by Media 100 from the amounts it receives from the successful bidder.  Thus, our financial risk in the event we are not successful in acquiring the assets is significantly reduced.  However, there is a risk that a competitor of ours may acquire the assets.

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

               The efficiency of digital video transmission, storage and distribution depends upon the use of compression technology.  For example, it would require 370 CDs to store approximately two hours of uncompressed, high-quality digital video, whereas storage of the same data compressed would require only eleven CDs or one DVD disk.  By digitizing and compressing incoming analog video content, the encoder creates individual audio and video streams, which are then multiplexed into a single synchronized data stream.  This stream can be further multiplexed with other data streams achieving an even greater efficiency in network transmission.  A decoder at the intended destination separates, or de-multiplexes, the transmitted streams to provide usable digital video content.  While a variety of digital video compression formats have been developed, the MPEG standard has emerged as the leading open standard and has been chosen for DVD and digital television, or DTV. Internet streaming applications, however, require compression formats that can achieve higher compression ratios than many other applications due to the low bandwidth available over the Internet. A number of different formats are emerging for streaming over IP networks. Microsoft’s Windows Media is very dominant, but is a proprietary format. MPEG offers MPEG-4 part 2 and MPEG-4 part 10 (AVC), which yield video quality comparable to that of Windows Media at low bit rates. The Internet Streaming Media Alliance (ISMA), founded in 2002 by Cisco, IBM, Sun Microsystems and others, set as its goal, the specification of open standards for the transmission of audiovisual content over the Internet. The ISMA specifications have adopted MPEG-4 and other Internet protocols like real-time transport protocol, or RTP, thus enabling interoperability between products from different vendors. Video content comes from a variety of sources, including live video feeds and previously recorded video that may have been digitally authored.  The video must then be encoded before it can be stored in a video server or transmitted live across the network.  Content stored in a video server is provided on demand, allowing a client to access, search and view video non-linearly.  Video on demand is well suited for applications such as video archiving and news editing.  Video transmitted live can be sent to a group of addresses simultaneously, or multicast, enabling concurrent distribution of video to pre-specified clients.  Multicasting is well suited for applications such as business television, distance learning and residential multi-channel television.  In either case, the video must be formatted to match the network protocol and bandwidth constraints before it can travel from the video interface or the video server to the end-user over the network.  To replay the transmitted or stored digital content, different types of playback devices may be used, all of which contain a decoder to decompress the video stream and reconstitute it into a viewable image.

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

               The technologies and products that came with our acquisition of Viewgraphics enable the delivery of digital video where the DVB protocol is required.  Utilizing the DVB expertise of the Viewgraphics employees, we now offer products that bridge the gap between the Broadcast and the network worlds, by offering the capability to translate in real time, DVB streams over the IP protocol as well as to transmit IP streams over DVB networks.

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

          Business Strategy

               Our business is built on two strategic efforts: Building Blocks and Broadband television. Our goal is to be a leading market player with both strategic efforts.

               Building Blocks.

               We sell encoding and decoding PCI platforms along with our enabling software to OEMs, system integrators and professional users. As technologies for video compression are becoming more pervasive, the market is requiring increasingly higher performance and quality from our products and at lower cost. As the size of the market is not growing rapidly, the pressure from competition is increasing. Continuous advances in the computational speed of personal computers have also enabled some software encoder vendors to compete with us in some markets. These trends have caused a decline in our revenues from these products in 2003 compared to 2002. We cannot guarantee that our revenues from these products will not decrease in 2004 and in the future. On the other hand, as available bandwidth increases and digital video becomes more accessible and easy to deploy, new video applications are being introduced, increasing the potential market for our products. We are therefore continuously enhancing and improving the quality of our current offerings and looking for emerging applications in order to meet their new requirements.

               We also sell encoding and streaming systems to system integrators for enterprise streaming applications. The enterprise streaming market is expected to grow over the next few years. Our products are interoperable with those of key vendors (for example Microsoft’s Windows Media Technologies) and compatible with standards and specifications like MPEG and ISMA.

               Broadband Television.  We sell MGW 5100, an encoding, transcoding and streaming carrier-grade system to telephone operators and service providers, who use digital subscriber lines, or DSL, and fiber communications technologies to increase infrastructure capacity and add multi channel television to their services. The television over DSL market is expected to grow significantly over the next few years. We believe our system is one of the most advanced in the market. We intend to leverage our technological leadership in this market to gain a leading position and market share. We are partnering with key vendors and system integrators to make service deployments easier.

PRODUCTS	DESCRIPTION	APPLICATIONS
Media Streaming Products
MGW 5100 Last release Q1/2004

A multi-service platform that lets carriers stream TV over broadband IP or ATM networks such as xDSL, LMDS and FTTx.  MGW 5100 encodes, transcodes, transmits and recasts up to 24 26 MPEG-1, MPEG-2 or MPEG-4 ISMA channels.  In the future we also plan to support Windows Media Technologies (WMT) and MPEG-4 AVC/H.264. An SNMP Element Management System (EMS) offers provisioning, monitoring, alarming and control and enabling smooth integration into a variety of networks and access management applications.

TV broadcast over IP/ATM broadband networks Video server upload for VOD services and nPVR (network personal video recording)

PRODUCTS	DESCRIPTION	APPLICATIONS
MGW 2400 Last release Q4Q3/20022003

A multi-channel WMT encoding and streaming server designed to enable the deployment of advanced streaming media services over the broadband Internet and corporate networks.  MGW 2400 encodes and streams up to six live Microsoft WMT compliant streams over broadband terrestrial and wireless networks such as ADSL, FTTx, satellite, cable, Ethernet LANs and the Internet.  It supports live WMT stream upload to Microsoft Windows Media Server and IP multicast, unicast, UDP and HTTP protocols, ensuring efficient transmission over a wide range of networks.

TV Broadcast over IP to Home PCs Webcasting Video server upload for Web streaming Business TV Corporate training Distance learning
MGW 2000e Last release: Q2/2003

Rack mountable, modular video streaming server supports up to 6 MPEG 1 & 2 encoding modules in single enclosure.  Reliable, using embedded OS and no moving parts.  Supports IP multicast and comes with web based management system.  In particular, has a low latency mode for surveillance applications.

Video over IP for Enterprise networks Video server upload Monitoring Surveillance High quality TV to the desk top

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

Content Creation (typically used with our Integrator Tools and Platforms, shown below)
Composer Last release: Q2/2003	Encoding management software application	• Video archiving • Content creation • Video server upload

Integrator Tools and Platforms For Encoding
MovieMaker 200 Released: Q4/1999	Single board MPEG-1 and MPEG-2 encoder family	• Video Networking • Content creation
MovieMaker 100S Release Q2/2001	Half size PCI MPEG-1 encoder	• Surveillance • distance learning • content creation
MovieMaker 200S Last Release: Q2/2003	Half size, single board MPEG 1,2 encoder family	• Video networking • Content Creation
MovieMaker 400 Released: Q1/2004	Half size, low profile dual channel MPEG4 encoder family	• Monitoring, surveillance • Streaming over the Internet and Intranet • Archiving

Integrator Tools and Platforms For Decoding
VideoPlex Plus Released: Q1/1996	MPEG-2 decoder, composite output	• Business TV
VideoPlex Pro Released: Q2/1998	MPEG-2 decoder, composite output, close caption and genlock features	• Content creation • Video server upload • Ad insertion
VideoPlex Xpress Last release: Q2/2001	MPEG-2 decoder, composite and video in a window output	• Network client. • Kiosksstation
VideoPlex HD Last release: Q1/2004	MPEG-2 High Definition decoder	• Digital Cinema • Digital Signage • Content creation for HD broadcast

DVB System and Interface Products
MGW 3100 Last Release: Q1/2002	MPEG-2 DVB to MPEG over IP gateway system	Delivery of DVB streams over IP
MediaPump Last Release: Q1/2003	Family of products for streaming MPEG-2 video in DVB formats	Broadcasting

Software Development Products
RTD SDK Last Release: Q1/2002	Software development kit for application development over Optibase decoder families	Multiple application capabilities
RTE SDK Last Release: Q3/20022003	Software development kit for application development over Optibase encoder families	Multiple application capabilities
MediaPump SDK Last release: Q1/2003	Software development kit for application development over MediaPump family	Multiple application capabilities

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

               Products Under Development.  We are currently developing new features for MGW 2000, MGW 5100, MovieMaker 400 and MovieMaker 200S. We are also developing a new generation of the MovieMaker200S product line with many new capabilities.

          Markets and Customers

               Our products are marketed to a wide range of customers.  They include companies with which we have developed strategic relationships, many of which purchase our products directly, while others help generate reference sales; system integrators, large and small, which integrate our products into larger systems; distributors which sell in a specific territory and manage a large network of resellers; and resellers which sell directly to end users.  Our products are aimed at four major markets:

•	broadband television telephone operators and service providers;

•	the broadcast market, such as advertising insertion and digital cable TV transmission;

•	professional video content creation markets; and

•	the enterprise and corporate markets which include applications such as distance learning and business TV.

These markets vary greatly in the required video quality, acceptable price tags and other feature requirements.  Our breadth of products and wide range of feature sets, allow us to answer the needs of these widely different markets.

               Listed below are representative applications, integrators and end-users using our products:

Markets	Applications	Integrators/End-Users
Broadband	Multi channel TV over DSL and FTH	• Chunghwa Telecom • Fastweb • HTC • Piedmont Communications
Broadcasting	Video on Demand (VOD), Near VOD, Hospitality	• SeaChange International

Markets	Applications	Integrators/End-Users
	Near VOD, Hospitality	• Prediwave • N2 Broadband
	Ad Insertion	• SeaChange International • IBM Corporation • AdTech, Inc. • Maddox Broadcasting
	Cable TV transmission	• Harmonic Inc.
	MPEG-2 transport stream splicing	• Seachange International
	Interactive TV	• Open TV • Worldgate • Liberate
Enterprise	Business TV	• German Foreign Ministry • Cisco • Michigan House of Representatives
	ELearning	• Safari • Rockford college • Nanyang Technological University
	Point-of-Sale, Point of Information	• Italian Postal Service • ITEC Corporation • The J. Paul Getty Museum • Virgin Records America, Inc.
	Monitoring and Satellite News Gathering	• Antena 3 • National Telecommunications, Ltd. (UK) • Livewire
	Telemedicine	• Stanford University • Network Concepts/NCI • Biologic
Professional Content Creation	Video Archiving/Cataloging	• CNN • British Broadcasting Corporation • French National Library
	DVD and VCD creation	• Nimbus CD International • Various players in APAC • Fish & Neave

               The following application examples illustrate the use of our products:

               Antena 3.  Foregoing costly dedicated satellite links, Antena 3, a major television broadcaster in Spain, is using our encoding and transmission platforms to transmit news items between production centers over Native ATM, which refers to the use of ATM without using the IP protocol for the network layer, and IP networks. The news stories are transmitted live or uploaded via file transfer protocol, or FTP. The offices handle two types of video footage: footage that is edited and stored for later transmission and footage that is transmitted live to the News Operation Center, or NOC. In the first case, the video footage is encoded by the MPEG MovieMaker 200S and uploaded to the NOC by FTP. In the second case, a live video stream is fed into the MPEG MovieMaker 200S, encoded into broadcast quality MPEG-2 digital video, and then, using our MPEG ComMotion UDP streaming software, streamed live over an IP network to a receiving computer at the NOC.

               The video contribution network offers Antena 3 tangible advantages: using an ATM network is far more cost effective than a dedicated satellite uplink. An ATM network affords greater flexibility since it is available at all times. Further, our products offer broadcast quality video.

               Safari.  The Rockford Public School district in Grand Rapids, Michigan wanted a reliable, flexible and easy-to-use video on demand, or VOD, system with a rapid response time that would benefit educators and their students.  Each of the twelve Rockford Public Schools houses its own video cassette recorders, or VCRs, and digital video disc, or DVD players, and utilizes Safari Source Controllers to allow remote local area network, or LAN-based control of the analog video sources. For the real-time MPEG streaming of analog sources, Safari uses our MGW 2000, a TV streaming platform that enables the delivery of TV over IP services to the classrooms. With Safari’s customized architecture, each school is able to access, control and view analog video media located in any of the other schools.  By making it straight-forward to access programs and video content located in other schools, the VOD system eliminates the need for duplicate content to be stored in video home system, or VHS, or DVD format in each individual school. It is a cost efficient solution that offers students and staff a much wider selection of programming.

               Cisco.  In order to provide the best financial service to its customers, a large international banking institution wanted to keep its stock traders constantly updated on market changes with live news feeds and stock analysis data.  To meet this challenge, Cisco Systems and Optibase teamed together to provide a private video distribution network to the stock traders.

               The network is powered by Cisco IP/TV 3400 broadcast server using our MPEG MovieMaker 200 encoder.  The MovieMaker captures live video feeds and encodes and compresses the data, which is then streamed to the desktops of 750 stock traders.  Each stock trader has four monitors on their desktop powered by an Hewlitt Packard Kayak computer containing our VideoPlex Xpress MPEG decoder.  Stock traders can view live transmissions of news services such as Bloomberg news or Financial Times TV in a small window on any of the monitors along with real-time financial data.  Besides its importance as a real-time information tool, the network will also be used for live video briefings and updates from the bank’s senior account managers.

               Chunghwa Telecom (Taiwan`s largest broadband network operator). In order to deliver multimedia on-demand services such as video-on-demand and karaoke-on-demand to more than 20,000 of its ADSL subscribers, Chunghwa Telecom selected our MGW 2000 streaming server. This product is a multi-channel streaming server with an embedded operating system, capable of encoding and transmitting sixteen live and pre-recorded streams simultaneously, and delivering full-screen, full-motion, high quality video. Its scalability and flexibility, combined with the ability to replace deployed encoding modules without interrupting service, proved to be winning factors in the stringent trials conducted by Chunghwa Telecom.

               Michigan House of Representatives. In order to stream live content of House proceedings to the desktop computers of 720 representatives and support staff, the Michigan House of Representatives selected the MGW 2000 streaming server.  This Business TV application is comprised of MGW 2000 units, which stream six channels of live MPEG-1 content in real-time over an IP infrastructure. Content includes live coverage of proceedings taking place in House Chambers and committee rooms as well as a live feed from CNN. The system also accommodates the House’s data transmission needs. Representatives and staff can now stay abreast of floor debates as well breaking news around the country, without leaving their desks.

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

               Chin Shan. The First Nuclear Power Plant in Taiwan selected the MGW2000 to enable the live delivery of video content to over 400 of the plant’s employees. In order to facilitate internal communications and convey information regarding weather forecasts, power cutsand training content, the plant’s management decided to install a video delivery system that would stream live video to 400 employees’ desktop computers and to twelve 42” Plasma TV monitors located throughout the plant. After an intense selection and testing process, Chin Shan, working with an Optibase partner in Taiwan for system integration, chose a solution based on Optibase’s MGW 2000 streaming server and InfoValue’s QuickVideo software.

               KIA Motor Corporation. KIA Motor Corporation, part of the Hyundai-KIA Automotive Group selected the MGW2400 to enable the delivery of corporate training capabilities to KIA’s executive team in its training center in Osan, Korea. KIA sought a high-quality computer-based training system that would enable its executive team access to professional courses in their respective disciplines as well as corporate procedures and updates. Assisted by an Optibase partner in Korea, KIA Motors chose Optibase’s MGW 2400 multi-channel Windows Media encoding and streaming server to be the heart of the solution. The MGW2400 delivers high-quality video at low bit rates to employee desktop personal computers equipped with a Windows Media Player.

          Sales and Marketing

               We sell our products through the combined efforts of our direct sales force and through indirect channels, including independent distributors, system integrators and resellers.  A key element of our sales and distribution strategy is to cultivate strategic relationships with companies that can promote reference sales with the potential for significant revenue impact.  The particular mix of sales and distribution methods we use varies according to geographic region.

               Our sales efforts in North America, Central America and South America are managed by Optibase, Inc., which is headquartered in Mountain View, California.  Our North American sales activities are conducted primarily through our direct sales organization, which focuses on key accounts, which include system integrators and OEM accounts, that offer strategic opportunities or large volume potential.  North American sales efforts are supplemented by our VAR (Value Added Reseller) channel, through which our products are sold directly to end-users.  North America accounted for approximately 52% of our total sales in 2001, approximately 61% of our total sales in 2002 and approximately 56% of our total sales in 2003.

               Outside of North America, the majority of sales are handled via a network of distributors and resellers that manage both small and large accounts.  As a rule, this channel is responsible for stocking an inventory of our products to meet immediate local demand, providing first-line sales and technical support for their customers, and, with the use of co-op funds from us for these purposes, conducting local marketing efforts, including trade shows, seminars, advertisements and mailings.

               Distributors also generate and follow up on sales leads; act as the sole interface with customers, translate our promotional and technical written materials and endeavor to meet agreed sales targets.  Depending on market size and potential, the number of distributors and other partners in a given geographic region varies.  Each is carefully selected based on its background in video and networking technology, its knowledge of the local market, its customer base and its reputation.  In addition, we strive to work with partners who will devote significant time and effort promoting our products and who do not have product line conflicts.  None of our distributors has exclusive rights with respect to any of our products or market segments, and none of our distribution agreements limits our ability to independently develop products or to enter markets, except for certain geographical restrictions that are generally terminable on three to six months notice.  While most of our relationships can be terminated by either party upon short notice and without significant penalty, we have maintained long-standing relationships with a vast majority of our distributors.  Many of our largest distributors have carried our products for over three years.

               Distributor and direct account relationships outside of North America are managed from our headquarters in Israel.  In Europe these distributors and customers are supported by two Optibase sales managers, one in France and the other in Israel.  This “local presence” approach brings with it many advantages related to culture and language.  The European Sales Managers report to headquarters in Israel.  Our sales efforts in China and Hong Kong are directed by our office in Bejing, China and those in Japan are aided by our Japanese representative in Tokyo.  Other regions in Asia Pacific or APAC are managed directly from our headquarters in Israel.  European sales constituted approximately 15% of our total revenues in 2001, approximately 12% of our total revenues in 2002, and approximately 17% of our total revenues in 2003, while sales in Eastern Asia, including Japan, constituted approximately 25% of our total revenues in 2001, approximately 23% of our total revenues in 2002, and approximately 24% of our total revenues in 2003.  Sales in Israel and other areas outside of North America was approximately 8% of our total revenues in 2001, approximately 4% of our total revenues in 2002 and approximately 3% of our total revenues in 2003.

               Combined sales to the three leading distributors of our products accounted for approximately 13% of our worldwide sales in 2001, approximately 14% of our worldwide sales in 2002, and approximately 15% of our worldwide sales in 2003.  Combined sales to our three leading system integrators accounted for approximately 23% of our sales in 2001, approximately 30% of our sales in 2002, and approximately 13% of our sales in 2003.

               We also received grants from the Marketing Fund for specific overseas marketing expenses.  The grants were based upon the expenses reported by us to the Marketing Fund.  All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by us, up to a total amount equal to the grants we received from the Marketing Fund.  Grants recorded from programs beginning on or after January 1, 1998 bear royalties of 4% plus interest at LIBOR.  We will face royalty obligations on grants from the Marketing Fund only to the extent we actually achieve increases in export sales.  The proceeds of these grants were presented in the Consolidated Financial Statements as a reduction of selling and marketing expenses.  Through December 31, 2003, we had recorded grants from the Marketing Fund in the aggregate amount of $2.8 million, and had no contingent liability for which we had not yet recognized royalty obligations. No funds were received from the Marketing Fund during the years 2001, 2002 and 2003.

          Technology

               Since our inception, we have focused the efforts of our team of experienced personnel on developing expertise in MPEG-based digital video.  MPEG-1 was finalized as a standard in 1991, and by 1992 we had introduced our first MPEG-1 PC decoder, which enabled high-quality viewing of digital video content on stand-alone PCs. In 1993, we became one of the first companies to offer a real-time MPEG-1 encoder for the PC. In 1995, we expanded our expertise to include the streaming of video content over IP and other packet-based networks.  In 1996, we combined our networking expertise and extensive MPEG experience to introduce our first MPEG networking products, and in the third quarter of 1998, we began shipping our MPEG-based content creation tool, DVDFab!.  In the first quarter of 2000, we released ComMotion Pro, which is a scalable, Web-based networking software application enabling the transmission of MPEG-1 and MPEG-2 digital video and MP3 digital audio over private broadband networks.  Our in-depth understanding of network protocols and the MPEG standard has allowed us to develop real-time MPEG data transfer products and content creation tools.  Each of our products is defined by a hardware platform used in conjunction with a core proprietary software technology.

               In November 2000, we released our MGW 2000, which is the first product of our new MGW product line that provides streaming media gateway solutions for enterprises and broadband markets.  In November 2002 we released the MGW 2400, which enables direct streaming of video into the Internet, Intranets and other broadband IP networks using the MPEG-4 format and compliant with Windows Media Technologies (WMT). In December 2002, we released the MGW 5100, a carrier grade product that enables the encoding and transcoding of video content from one format to another and the streaming of video over broadband IP networks.

               In December 2000, we acquired Viewgraphics Inc.  Viewgraphics adds critical expertise in DVB (Digital Video Broadcast) technology, which primarily involves the transmission of MPEG-2 over digital cable networks.  Viewgraphics also has contributed expertise in uncompressed serial digital video technology and open systems based software technology.  Viewgraphics was founded in 1985.  Between 1985 and 1991 Viewgraphics designed and developed imagery frame buffer technology under contract to US defense contractors.  Between 1991 and 2000 Viewgraphics sold a product called Viewstore, a high-end video sequencer, to the video research marketplace.  Over this period Viewgraphics became a leader in advanced video technologies and interface methodologies.  In 1996, Viewgraphics brought out the MediaPump and VideoPump products for DVB and SDI (Serial Digital Interface) respectively.  Viewgraphics had become the leader in DVB interface technology primarily through superior technology in the areas of video stream processing, video stream splicing and overall signal integrity and operational reliability.  In 2000, Viewgraphics introduced DTV:Net and DTV:Com software products.  These products are respectively a DVB to IP streaming gateway and a gateway that can combine non-video data with DVB streams (a DVB data injector).  The core MPEG-2 streaming and stream processing technology embodied in these products adds DVB expertise to our MPEG-2 and streaming expertise. During 2001, the MediaPump was redesigned and enhanced. We introduced an entirely new and improved product family, the MediaPump 533. We also introduced the MGW 3100 DVB/IP Gateway system, based on the MediaPump products. The MGW3100 is a bridge between DVB and IP networks for the transmission of video over IP between two remote sites, or backhaul, and the distribution of DVB content over IP.  In addition, we successfully incorporated the DVB de-multiplexing technology of the MediaPump into the MGW5100 to enable the transcoding of video content from satellite and cable feeds and its distribution over IP and ATM-based access networks. In the third quarter of 2002 due to the loss of SeaChange as a customer of our MediaPump products and after assessing markets conditions, we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100.  We also decided to shut down the VideoPump and MGW 3100 product lines, while continuing to support and sell the MediaPump.

               Encoder and decoder related technology.  Firmware, the low-level software that resides on the printed circuit board in our products, provides for the basic audio/video compression operations.  We have implemented our own MPEG-audio compression algorithm on a dedicated digital signal processor, or DSP, and we have integrated an implementation of a Dolby AC3audio encoder on the same DSP. We have developed a high quality MPEG-4 encoder on a powerful multimedia DSP from Equator Technologies for some of our products. We are also researching and developing algorithms to be implemented by firmware and DSP to improve the quality of our encoders using advanced preprocessing techniques. Real-time audio and video layers handle the real-time processing of the elementary audio and video streams that are generated through the encoder hardware.  At the audio/video synchronization layer, our patent pending EverSync technology enables synchronization of both audio and video, even with unstable video sources or random noise and disconnections, eliminating the need for an external correction device.  Another related technology that we have developed is a two-pass variable bit rate encoding process that allows for better optimization of the bit per frame ratio to achieve even quality throughout the entire range of content.

               Another layer is used to handle the multiplexing, of the elementary audio and video streams into a single stream.  This layer allows for multiplexing of programs originated from multiple encoders into a single transport stream and can handle multiplexing of variable bit rate MPEG streams as well as constant bit rate streams.  In addition, despite the fact that MPEG standards do not provide for certain lower frame rates, our SmartMux patent pending technology embodied in this layer enables generation of variable frame rate streams that can achieve higher quality streams at a given bit rate.  Another component handles the frame accurate operation of the encoding process and time code manipulation to enable frame accuracy within specific parameters of a content creation product.  A real-time preview component allows for previewing encoded material via an external MPEG decoder.

               Because our proprietary software is compatible across most of our hardware platforms, a separate component is able to automatically detect the hardware installed, determine its capabilities and report them to the user application without the user needing to know which hardware platform is installed.  Other components combine with decoder hardware to allow smooth back-to-back playback of clips without black frames or artifacts during transitions and provide our “Genlock” feature, which allows “locking” of decoder hardware to external signals.

               DVB (Digital Video Broadcast) Technology.  We provide proprietary technology to record, play and process multiple program transport streams, or MPTS, of DVB.  Our MediaPump PCI card can capture all the programs in a multiple program transport stream.   Also, on output the MediaPump takes several single program transport streams, orSPTS, and combines them together into one multiple program transport stream using the MediaPump’s multiplexer.  The MediaPump then plays this stream out.  Before creating the output multiple program transport streams, the MediaPump can also splice together the digital data bits for two single program transport streams.  This patent pending technology represents an important technological advantage since it makes it possible to switch between MPEG-2 streams without either losing the picture entirely for a second or generating an ugly break-up of the television picture. We have recently developed a DVB-compliant scrambling capability implemented on the MediaPump hardware. Scrambling is employed by DVB programming providers to assure that only paying subscribers have access to content. The scrambling process is quite complex and not easily implemented in software. It therefore requires a dedicated product that scrambles the content emitted by the MediaPump before transmission. Having the scrambling feature implemented in our hardware reduces for our customers the total costs of providing a service.

               IP Network-related technology.  We have developed transport and control protocols for the streaming of multimedia over IP networks, such as the real time transport protocol, or RTP, the real time control protocol, or RTCP, and the real time streaming protocol, or RTSP, that are becoming widely adopted and standard in the industry. In particular, we have implemented the specifications of the ISMA [already defined] for the transmission of audiovisual content over the Internet. We have also developed proprietary mechanisms that allow system integrators to develop packet-based network solutions.  These mechanisms bridge the real-time nature of MPEG encoders and the non-real-time nature of packet-based networks, and allow for unicast, broadcast and multicast capabilities.  One of these mechanisms, known as clock-locking, is used to lock the encoder to the network clock and enable unlimited continuous playback of synchronized audio and video. Another mechanism enables our decoders to recovery gracefully when encountering network,We support de-multiplexing on the host processor and also on our decoder hardware. The latter allows the PC to perform other time critical tasks and also enables multiple –boards to run on one PC without overloading the PC processor.  The MGW 3100 DVB to IP product is based on sophisticated streaming and routing software, and includes patent pending techniques for clock locking, drift compensation and data multiplexing for packet networks.  The MGW 3100 also has advanced multicast and quality of service, or QoS, technologies. In the third quarter of 2002 after assessing markets conditions, we decided to shut down the MGW 3100 product line.

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

               Content creation technology.  Specific technology contained in the encoder SDKs, which facilitates video content creation, is embodied in our content creation software.  The software incorporates much of the proprietary technology described above, including EverSync, variable bit-rate encoding, advanced multiplexing, SmartMux and smooth playback, to facilitate the content creation process.  We are also developing support for the Material Exchange Format, or MXF in the Composer. MXF is a file format that is optimized for the interchange of audiovisual material and its associated descriptive data for the content creation industries. The Composer with MXF support will assist TV production installations to migrate from existing tape-oriented work flows to digital video server-oriented workflows, in which they can easily create audiovisual content and associate descriptive data with the content for later reference or modification by editing and archiving systems.

               Broadband Internet related technology.  We are developing the video and audio compression algorithms targeted to meet the broadband Internet bandwidth and quality requirements.  We define the broadband Internet to include the bandwidth range of 10kbps to 3.5 Mbps, which can be served by cable modems, various types of digital subscriber line, or xDSL, modems and wireless technology.  The video encoding technology that we are developing is based on the MPEG-4 video international standard, and has been implemented on a powerful multimedia DSP.  The technology includes advanced pre-processing algorithms, advanced motion estimation algorithms and improved rate control algorithms.  We have also integrated an advance audio coding, or AAC, encoder into our MPEG-4 products.

               Management technology. As part of the development of our media gateways products we have developed management software. We have implemented hyper text markup language, or HTML, software for management using web-based browsers. We have also implemented a simple network management protocol, or SNMP, interface for use with more complex systems, which require interoperability with generic network management systems that use SNMP, like HPOpenView.

               Transcoding technology. An important feature developed for the MGW5100 is the ability to transcode one media format to another. We have developed the ability to transcode compression formats from MPEG-2 to MPEG-4, from MPEG-2 to Windows Media compliant compression and to transrate from MPEG-2 at a high bit rate to MPEG-2 at a lower bit rate. The source can be either a variable bit rate, or VBR, or constant bit rate, or CBR, compression format. We have also developed the ability to pass-through specified elements of the audiovisual information without transcoding, such as closed captions and audio streams. In addition to transcoding at the compression layer, we have further enhanced our networking capabilities to perform translation of the network layer between DVB, IP/Ethernet and ATM according to the needs of the service provider. With regard to ATM we have developed the capability of transmitting audiovisual content over native ATM and over IP over ATM.

               Carrier Class systems related technology.  As part of the development of the MGW5100, we have implemented such features as redundancy and scalability, no single point of failure, and the ability to meet NEBS requirements. These features are required by Telcos (i.e. carriers) and service providers in order to ensure a reliable service to their customers.

               Video preprocessing and quality enhancement technology.  New applications for MPEG-2, such as video digital subscriber lines and video on demand for the cable market have encouraged us to enhance the quality of our MPEG-2 video encoding at low bit rates. We are developing tools for quality measurement, preprocessing modules in DSP and field programmable gate array, or FPGA, and are researching more advanced techniques like look-ahead and adaptive preprocessing for improved compression of video content. The first implementations of this technology have already yielded good results for the encoders in the MGW5100.

          Research and Development

          We believe that our innovative and versatile technology is at the core of our strength, and that our ability to enhance our current products, to develop and to introduce new products, to maintain technological competitiveness and to meet customer requirements is essential to our future success.  Accordingly, we devote and intend to continue to devote significant human and financial resources to research and development.  For example, we are currently investigating technologies for the encoding of High Definition video to be incorporated into our products.  We continue to add new functionality to our products. For instance, we recently added support for MXF. MXF is an open standard that enables exchange of multimedia files prepared during the production and post production workflow.  We are also researching algorithms to improve the quality of our encoders using advanced preprocessing..  As part of the process of product development, we work closely with current and potential customers, dealers, distributors and leading companies in relevant industries to identify market needs and define appropriate product specifications. As of May 2004, our research and development department is comprised of 39 employees all of whom are located in our headquarters in Israel. Our research and development net expenses were $15.6 million in 2001, $8.1 million in 2002 and $4.8 million in 2003.  Research and development grants we received were $1.8 million in 2001, $2.2 million in 2002, and $2.2 million in 2003.

               Our research and development efforts have been financed through internal resources as well as through programs sponsored by the Office of the Chief Scientist, or OCS, in the Israeli Ministry of Industry and Trade, and the European Union Research and Development Program.  Generally, grants from the OCS constitute up to 50% of qualifying research and development expenditures for particular approved projects.  Under the terms of the OCS participation, a royalty of 3% to 5% is due on revenues from sales of products and related services that are developed from projects funded by the OCS.  Royalty obligations are varied between 100% and 150% of the dollar-linked amount of the OCS grant.  Royalties on grants recorded for programs beginning on or after January 1, 1999 bear interest linked to the LIBOR.  The manufacture of products developed with OCS grants must be performed in Israel, unless otherwise approved by the OCS.  Such approvals will generally be conditioned upon accelerating the rate of royalties and increasing the total amount to be paid to as high as 300% of the grant.  Israeli government consent is also required for the transfer to third parties of technologies developed under projects in which the government participates.  Such consent is not required for export from Israel of products developed with such technologies.  Through December 31, 2003, we received grants from the OCS aggregating $4.8 million for certain of our research and development projects.  As of December 31, 2003, accrued and paid royalties to the OCS totaled $3.1 million.

               In addition to the general OCS grants, we have received OCS royalty-free grants through our participation in consortium research programs supported by the MOST Consortium and the STRIMM Consortium, which consortia participate in the OCS Magnet royalty-free program.  One of the goals of the MOST project was the creation and distribution of digital video over networks for on-line services.  The MOST consortium project was terminated on March 31, 2000.  The goals of the STRIMM project are to provide seamless usage of internet-base video and audio mail messaging services.  Various clients (using a PC, PDA, cellular phone or similar terminals) on various access networks (broadband and narrowband) would be able to receive and play video messages in stream mode without the need to download the (large) video message to their device.  Video format and network protocols will be transcoded without user intervention, according to the connection and device capabilities of the terminal.  The STRIMM project started in July 2000. During May 2003, we have applied for OCS approval for an additional period, until July 2005.

               Through December 31, 2003, we recorded grants from the MAGNET, MOST and STRIMM consortiums, aggregating $4 million.

               We are also involved in joint development projects with large European companies, such as Philips research, Deutsche Telecom, TDF, Aerospatiale Matra, Beta Research and THALES, conducted under the auspices of, and with financial assistance from, the European Union Research and Development Program.  Among the goals of these projects are providing solutions aimed at bridging between video streaming standards for the broadband and narrowband Internet and the development of tools and applications for the creation and secure distribution of digital video content.  We believe that participation in such projects increases our exposure to new technologies, products and potential customers.  These programs provide royalty-free funding to consortia of industrial companies and academic institutions aimed at improving the competitiveness of European industry through technological research and development, partnerships and strategic alliances.  Through December 31, 2003 we have obtained approvals for grants for thirteen research and development projects for a total amount of approximately $6.2 million (of which approximately $3.9 million has already been offset against research and development expenses). Through our participation in the European Union projects, we are now widely recognized as a leader in advanced digital multimedia technologies.

          Service and Support

               We believe that providing a high level of customer service and support is essential to our success.  Our technical support personnel provide world-wide services through each of our main offices in Israel, United States, China and Japan.  In the United States, we provide the first-line of support through our wholly owned subsidiary, Optibase, Inc.  Outside of the United States and Israel, our independent distributors provide the first-line of support in their respective territories, while in Israel, we provide a second-line of support to those customers.  We also support customer inquiries via a unique web based Help Desk system to which all our customers are linked, on-premises support, telephone and e-mail support, and provide additional technical information on our Internet home page.  We provide a one-year warranty on our hardware products and a three month free software upgrade on our software products.  We also organize technical seminars from time to time to further enhance the technical knowledge of distributors and resellers in the use of our products.

          Manufacturing and Sources of Supply

               Our manufacturing facilities, located in Herzliya, Israel, perform procurement of components, final assembly, testing and quality control of our products.  We out-source assembly of hardware modules to multiple manufacturers in Israel who work in accordance with our designs and specifications.  This outsourcing strategy has improved product quality and our gross margins.  Quality control of our products is conducted at various production stages, both at the subcontractors’ and our facilities.  We have implemented a supplier qualification program to ensure subcontractor quality standards.  We monitor printed circuit performance by way of statistical survey and a reporting system that tracks boards from initial inspection to shipment.

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

               Key components used in our VideoPlex Xpress, MovieMaker 200, MovieMaker, MM200S, MM100S, MGW5100, MGW 2000e, MediaPump and other products and systems are presently available from, or supplied by, only one source and other components are available from limited sources.  These key components include, for example:

•	Video compression and decompression chips manufactured by LSI Logic which are used in our MPEG-1 and MPEG-2 encoders and decoders;
•	Processors compression chips manufactured by Equator Technologies Inc, which are used in our MGE400 and MM400 encoders;
•	SDI interface chips from Gennum;
•	Video A/D and D/A chips from Philips which are used in our encoders and decoders;
•	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
•	Decoder chips manufactured by Zoran Corporation, which are used in our decoders;
•	Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal, which are used in our encoders and decoders;
•	Motorola, Inc.’s DSPs , which are included in our decoders and encoders;
•	The MP503 manufactured by Cyclone, the suppliers of one of our MediaPump hardware platforms; and
•

Various modules, which are integrated in our new generation system, the MGW5100, as follows: Switch by PTI (PERFORMANCE Technologies, Inc), host by Motorola, backplane and alarm board by Kaparel Corporation, Pentium module by Jumptech Adastra ,and compact PCI platform by E.P.S. (Israel) TECH 1992 LTD.

               Although we generally do not have long term supply contracts with our suppliers, we have, in the past, been able to obtain supplies of components and raw materials in a timely manner and upon acceptable terms.  We cannot assure you that we will not face in the future interruptions or delays in supply of key components.  The design of components to replace any of these limited source components could require six months or more, and our results of operations could be adversely affected in the event of an extended interruption or delay.

          Competition

               As a provider of high quality MPEG-based video products, we face actual and potential competition from numerous competitors.  Our most direct competitors offer MPEG based encoding and decoding hardware and software development tools similar to those we offer with varying feature sets and at varying price ranges.  Actual and potential competitors include Tut Systems, Tandberg Television ASA, Harmonic Inc., Minerva Inc., VBrick Systems Inc., Amnis Systems (formerly Optivision, Inc.), Winnov Inc., Pinnacle Systems Inc., Sigma Designs, Inc., Matrox, Vela Research, Inc., Darim Vision Ltd., Canopus, SkyStream Inc., DVS, Viewcast Inc. and Vweb Inc. We also expect to see increasing indirect competition from vendors of software encoders and decoders like Digital Rapids, Ligos and Intervideo.

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

          Intellectual Property

               Our future success and ability to compete are dependent, in part, upon our proprietary technology.  We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. Relating to technologies developed in Optibase Ltd., we hold six issued patents, two granted in Israel and four granted in the United States.  Also relating to these technologies, we have four patent applications pending in the United States, two of which concern MPEG-4 technologies. We have three PCT patent applications pending in the WIPO, in the United States and in Israel, relating to the MGW5100 and the other relating to MPEG-4.

               We also acquired one issued patent in connection with the Viewgraphics transaction, relating to the DVB splicing technology. In addition, with that transaction we acquired seven pending patent applications in the United States concerning our DVB technology. One of those applications is also pending in four patent offices around the world.

               We cannot assure you that any patents will be issued pursuant to our current or future patent applications or that patents that have been or may be issued to us will not be invalidated, circumvented, challenged or licensed to others.  In addition, we cannot assure you that the rights granted under any such patents will provide us with competitive advantages.  We cannot assure you that any patents issued to us will be adequate to stop unauthorized third parties from copying our technology, designing around our patents or otherwise obtaining and using our products, designs or other information.  In addition, we cannot assure you that others will not develop technologies that are similar or superior to our technology.  Furthermore, we believe that factors such as the technological and creative skills of our personnel, new product developments, product enhancements and marketing activities are just as essential as the legal protection of proprietary rights to establishing and maintaining a competitive position.

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

          Effect of Government Regulation of our Business

               Regulation of our business by the Israeli government affects our business in several ways. We benefit from certain tax incentives promulgated by the government of Israel, including programs sponsored by the Office of Chief Scientist, or OCS, in the Israeli Ministry of Industry and Trade, for the support of research and development activities. We also obtained funding from the MOST and STRIMM consortium, which is a part of the OCS Magnet program.  We are subject to the Israeli Companies Law, which regulates the activities of companies incorporated in Israel. Please see the section entitled “Risks Related to Operating in Israel “ in ITEM 3.D. “RISK FACTORS”, as well as ITEM 10. “ADDITIONAL INFORMATION”, for more information on the effects of governmental regulation of our business.

          4.C Organizational Structure

          Optibase has one wholly owned subsidiary: Optibase Inc. in the United States.  Incorporated in 1991 and currently located in Mountain View, California, Optibase Inc. manages our North American sales, marketing and customer support activities. Optibase Europe Ltd. and Optibase B.V., former subsidiaries of Optibase were dissolved in July 2002 and September 2003, respectively.  Immediately following the acquisition of Viewgraphics in December 2000, Viewgraphics operated as a wholly owned subsidiary of Optibase, Inc. under the name Optibase U.S., Inc., which was merged into Optibase Inc. in June 2001. We currently conduct our sales activities in Europe through local employees residing in various European countries, which are also supported by our Israeli office.  We also have an office in France, while the activity in other countries is managed directly from Israel.  In 1999 and 2000, we have representative agents in Japan and in China, respectively, in order to cultivate closer relationships with local sales forces and potential system integrators and to expand our business development activities in the local markets.

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

               At the present time, we maintain small one-man office in France. We also rent an office of approximately 1,496 square feet in Beijing, China pursuant to a one-year lease that will expire in December 2004.

Item 5. Operating and Financial Review and Prospects

               The following discussion and analyses about our financial condition and results of operations contain forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from the results discussed in the forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those set forth under ITEM 3.D —”RISK FACTORS” ITEM 5.D — “TREND INFORMATION”, as well as those discussed elsewhere in this Annual Report.  You should read the following discussion and analysis in conjunction with the “Selected Consolidated Financial Data” and the Consolidated Financial Statements included elsewhere in this Annual Report.

          Overview

               We provide high-quality, cost-effective products that enable the preparation and delivery of digital video based on MPEG and Windows MediaTM over ATM, DVB, the Internet protocol (IP) and other packet-based networks.    We have created a breadth of product offerings used in applications such as delivery of video over broadband networks, digital video archiving, distance learning and business television.  We have experienced a decrease in our level of revenues in recent years, from $29.4 million in revenues in 2001 to $20.4 million in revenues in 2002 and $19.4 million in revenues in 2003.  However, our net loss has decreased and we were able to return to a net profit of $1.8 million in 2003 from a net loss of $12.9 million in 2002 and a net loss of $39.1 millions in 2001.  The recent decreases in our net loss were mainly a result of the management’s efforts to reduce operating expenses and improve financial performance beginning in the third quarter of 2001 and a significant increase in our financial income, net. As of December 31, 2003, we had accumulated losses of $62.4 million.

               Since our commencement of operations in 1990, we have made significant investments in research and development, focusing on MPEG-based digital video technology and expanding into next generation of broadband networks.  We have periodically introduced new products and enhancements and other modifications of our existing products.

               Most recently, during 2003 we released the MGW2000e, which uses traffic smoothing technology to improve network performance. The MGW2000e was released with the Optibase Player providing a low latency, end-to-end streaming solution. In 2003 we also released Composer 3.7, which added CableLabs compliance and the multiplexing of Dolby AC3 5.1 to the Movie Maker 200, enabling content creation for cable head end video on demand servers. In the first quarter of 2004 we released the Movie Maker 400. The Movie Maker 400 is a dual channel MPEG-4 PCI encoder as part of our Movie Maker product line. It ships with an SDK very similar to the one we provide for the Movie Maker 200, and, in addition, supports ISMA compliant streaming of the audio and video data over IP networks. The Movie Maker 400 is an enabler for surveillance, archiving and enterprise streaming applications. Also in the quarter ended March 31, 2004, we released the Videoplex HD, a new member of the Videoplex decoder product line that decoders HD video content at all ATSC resolutions. The Videoplex HD uses technology developed by Mikrom and is exclusively distributed worldwide by Optibase. It is intended for use in Digital Cinema, Digital Signage and for content creation in HD broadcast installations.

               Critical Accounting Policies

               Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

               In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our management reviewed these critical accounting policies and related disclosures with the Audit Committee. See Note 2 to our Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

        Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;
•	Estimating valuation allowances and accrued liabilities, specifically the trade receivable allowances for doubtful debts;
•	Inventories;
•	Review of goodwill, intellectual property and other intangible assets arising on capitalized purchased technology for impairment;
•	Review of equity investment for impairment;
•	Review of marketable securities investments for classifications and impairment; and
•	Review for impairment of intangible assets;
•	Contingencies.

          Revenue recognition

               We generate revenues mainly from the sale of hardware products and to a lesser extent from sales of software products. We sell our products worldwide through distributors, systems integrators, VARs and OEMs who are considered end-customers.

               Revenues from product sales are recognized in accordance with Staff Accounting Bulleting No. 104, “Revenue Recognition in Financial Statements” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Upon delivery, titles and risks are transferred to the customer and no significant obligations exist after delivery has occurred. Estimated warranty costs, which are insignificant, are based on our past experience and are accrued in the financial statements.

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

          Estimating valuation allowances and accrued liabilities, specifically the trade receivable allowance for doubtful debts

               We review on a continuing basis the ability to collect on the trade accounts receivable and the adequacy of the allowance for doubtful debts against the trade receivables. We specifically analyze customer accounts, account receivable aging reports, history of bad debts and the business or industry sector to which they belong, customer concentrations, customer credit-worthiness, current economic trends and any other pertinent factors that come to light and to our attention. Generally a provision will be made when a trade receivable becomes 90 days past due. In exceptional cases, a provision after 90 days past due will be waived when, after due diligence with the customer, we are confident that the receivable is still collectible and the customer has demonstrated that payment is forthcoming. In addition, we provide approximately 2% of the trade receivable amount as a general provision for doubtful debts. As of December 31, 2003, our provision for doubtful debt was approximately $517,000.

               We are able to make reasonably objective judgments on the adequacy of other provisions relating to trade accruals. In the case of contingent liabilities, no provision has been made. This has involved significant judgment that either we will prevail in the case of litigation or have sufficient insurance to cover an adverse outcome of any such material proceeding.

          Inventories

               Significant judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated or obsolete, or because the amount on hand is more than can be used to meet future need, or excess. We provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand and changing technologies. On December 31, 2003, our inventory reserves were approximately $768,000, or 17.4% of our $4.4 million gross inventories.

               We value our inventories at the lower of cost or market price.

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

               The determination that the carrying value of intangibles, long-lived assets and goodwill arising on the purchase of intellectual property may not be recoverable is based upon the existence of one or more of the above factors. We assess whether impairment exists by conducting an impairment review in which we compare the carrying value of the assets to their fair value in accordance with SFAS 142, which became effective in 2002.

               During 2002 we implemented the impairment tests required by SFAS 142. Accordingly, a transitional goodwill impairment loss of $854,000 as of January 1, 2002 was recorded as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

               In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for fiscal years beginning after December 15, 2001. As discussed in Note 2 to the Consolidated Financial Statements, we adopted SFAS 144 in January 2002. In the second quarter of 2002, we reassessed the technology acquired from Viewgraphics in December 2000, and determined that it was unlikely that any future value would be realized from such technology. As of June 30, 2002, the carrying value of the technology, which was recorded as intangibles, was $6.8 million. Based on SFAS No. 144, our intangible assets carrying value of $6.8 million was in excess of its fair value of zero. Therefore, we wrote-off the $6.8 million carrying value of our intangible assets as of June 30, 2002. Net intangible assets at December 31, 2003 amounted to $140,000.

               Review of Equity Investment for impairment

               We have made an equity investment in a company, which the management believes is in our best interest and may promote our strategic objectives. Before investments are executed, they are approved by our executive management and our board of directors. Generally, management designates an executive staff member to either serve on the board of directors of the investee as a voting member or serve as an observer. This process assists management in monitoring the investment and in determining when an impairment review of the investment may be required. Our management performs a review of equity investments on a quarterly basis to determine if a provision for impairment is required. This process, while based on reasonably objective evidence supplied by the entity in which we invest, is combined with due diligence sought from general economic trends and indicators. Significant management judgment is made when conducting these reviews and future developments in the entity invested in may result in the impairment provision becoming a write-off or reversed to some extent.

          Review of marketable securities investments for impairment

               As of December 31, 2003 all marketable securities investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in shareholders’ equity. Investment income is recorded when earned. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination.

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

          Contingencies

          We periodically estimate the impact of various conditions, situations and/or circumstances involving uncertain outcomes to our financial condition and operating results. These events are called “contingencies”, and the accounting treatment for such events is prescribed by the Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”). SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur”. Legal proceedings are a form of such contingencies.

          We are currently involved in certain legal proceedings and are required to assess the likelihood of any adverse judgments or outcomes of these proceedings as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions or as a result of the effectiveness of our strategies related to these legal proceedings.

          5.A Operating results

          Revenue and Sales

               The following table sets forth, for the periods indicated, the percentage of total consolidated sales derived from sales into each of the regions identified in the table, regardless of the operating unit, which generated the sale.  For certain financial information presented on the basis of geographic operating units, please see note 14a to our Consolidated Financial Statements included elsewhere in this Annual Report.

	Year Ended December 31,

Region	2001	2002	2003

North America	52%	61%	56%
Europe	15%	12%	17%
Eastern Asia	25%	23%	24%
Other countries, including Israel	8%	4%	3%

               The percentage and the dollar amount of our revenues derived from sales into North America decreased in 2003 compared to 2002.  The decrease resulted primarily from the ongoing weakness in the technology sector. Our sales into Europe increased in terms of absolute dollars and as a percentage of our total revenues during this period, due to some improvement in market conditions in Europe and the opening of new markets for our MGW5100 product.  The percentage of revenues derived from sales into Eastern Asia had increased in 2003 while the dollar amount remained stable.  The decrease in sales in other countries, including Israel, in 2003 primarily reflects slow orders from local customers as well as the ongoing weakness in the technology sector.

               In North America, we sell directly to system integrators, OEMs and value-added resellers, or VARs.  Outside of North America, we sell directly to system integrators, OEMs, VARs and other distributors.  Sales of our products to system integrators can involve a lengthy process and the timing of volume orders from system integrators can be difficult to forecast.  As a result, revenues may fluctuate from quarter to quarter depending on the timing and volume of orders.  Since these types of customers typically request initial delivery within four to eight weeks of their placement of orders, we have historically had a minimal backlog of orders.  Combined sales to our three leading system integrators accounted for 23% of our revenues in 2001, 30% of our revenues in 2002 and 19% of our revenues in 2003.  Combined sales by three leading distributors of our products accounted for 13% of our revenues in 2001, 14% of our revenues in 2002 and 15% of our revenues in 2003.

               The majority of our revenues are derived from sales of our standard product offerings.  Additionally, from time to time, we have the opportunity to develop customized products, which require varying amounts of modifications to our standard products and existing technology.  Except for those situations that provide the potential for large orders or strategic relationships with well-known market leaders, we attempt to limit our commitments for customized products.  The percentage of revenues represented by standard products and customized products, respectively, fluctuates from period to period depending on a variety of factors, including the number, size and timing of customized product activities.  In each of 2002 and 2003, special engineering projects accounted for less than 3% of revenues.

               Generally, we recognize revenues when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and no significant future obligations exist.  Revenues from software sales are recognized when delivery has occurred, persuasive evidence of an arrangement exists and the vendor’s fee is fixed or determinable and collectibility is probable.  We recognize revenues from customized project contracts according to the percentage of completion method of accounting, based on the contractual value of the work performed up to the balance sheet date, and the ratio of actual cost incurred to total contract costs.

          Research and Development

               We participate in programs sponsored by the Office of Chief Scientist, or OCS, in the Israeli Ministry of Industry and Trade, for the support of research and development activities.  Through December 31, 2003, we received grants from OCS aggregating $4.8 million for certain of our research and development projects.  We are obligated to pay royalties to the OCS of 3% to 5% of the sales of the products and other related revenues developed from such projects, up to an amount equal to 100%-150% of the grants received linked to US dollar.  Royalties on grants recorded for programs beginning on or after January 1, 1999 bear interest linked to the London Interbank Offered Rate, or LIBOR.  Through December 31, 2003, we accrued and paid royalties to the OCS in the aggregate amount of $3.1 million.  As of December 31, 2003, our aggregate contingent liability to the OCS was $1.7 million.  We consider any royalties paid in respect of these grants as a cost of revenues.  Please see Note 11b to the Consolidated Financial Statements for a more complete discussion of these grants.

               We also obtained funding from the MOST and STRIMM consortia, which are part of the OCS Magnet program.  The Magnet program is a royalty-free program, encouraging cooperation among industrial companies and research institutions.  Human resources and funds are pooled to advance knowledge and technological development in highly specialized fields.  The MOST consortium project terminated on March 31, 2000.  The STRIMM consortium started in July 2000 and during May 2003 plans were submitted and approved by the OCS for additional research periods that will last until July 2005.  Through December 31, 2003, we obtained grants from the MOST and STRIMM consortium aggregating $4 million.

               We are taking part in non-royalty joint development projects with large European companies, such as Philips research, Deutsche Telekom, TDF, Aerospatiale Matra, Beta Research and THALES conducted under the auspices of, and with financial assistance from, the European Union Research and Development Programs (the Fourth and Fifth Framework Programs for Research and Technological Development, or EU RTD).  Among the goals of these projects are providing solutions aimed at bridging between video streaming standards for the broadband and narrowband Internet and the development of tools and applications for the creation and distribution of digital video content.  We believe that participation in such projects increases our exposure to new technologies, products and potential customers.  The EU RTD provides royalty-free funding to consortiums of industrial companies and academic institutions.  These programs aim to improve the competitiveness of European industry through technological research and development, partnerships and strategic alliances.  We have obtained approval for grants for ten research and development projects for a total amount of $6.2 million, of which $3.9 million has been offset through December 31, 2003 against research and development expenses.

               Our software development costs are charged to income as incurred until technological feasibility is determined.  Upon establishment of technological feasibility for the relevant product, we capitalize software costs in accordance with Statement No. 86 “Accounting for the Cost of Computer Software to Be Sold, Leased or Otherwise Marketed,” of the Financial Accounting Standards Board.  Under this policy, we capitalized research and development expenditures equal to $160,000 in 2001, $120,000 in 2002, in 2003 we did not capitalize research and development expenditures.  We amortize capitalized software costs on a product-by-product basis commencing with general product release by the greater of the amount computed using:  (1) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (2) the straight-line method over the estimated useful life of the product (three to five years).  We recognized amortization expenses on proprietary software equal $60,000 in 2001, $54,000 in 2002 and $80,000 in 2003.  In the event that the software development net costs exceed the net realizable value of the product, we will write down the costs to net realizable value.

               We cannot assure you that any of the types of research and development grants we previously received will remain available in the future upon their current terms or at all, or, if such types of grants are available, that we will qualify to receive further grants.  Israeli companies are generally subject to income tax at the corporate rate of 36%.  However, we are eligible for certain tax benefits which should result in our income being taxed at a rate which is significantly lower than the maximum rate for some time after we begin to report taxable income and exhaust our net operating loss carry-forward.  Please see ITEM 10.E – “TAXATION.”

          Compensation Expenses

               Through the year 2000, we recorded deferred stock compensation of $6.5 million, relating to share options and escrow held shares granted with an exercise price below the deemed fair market value of our outstanding ordinary shares on the date of the grant.  Deferred stock compensation expense related to share options is allocated to expenses relating to the employees who received those share options and is recognized as the options vest.  Amortization of deferred stock compensation and escrow held shares expense of $2.2 million, $1.4 million and $(60,000) was recognized in the years 2001, 2002 and 2003 respectively.  Of the total deferred stock compensation expenses in 2003, $(116,000) was recorded as research and development expenses, $1,000 was recorded as general and administrative expenses and $55,000 was recorded as selling and marketing expenses.  Please see Note 2t to the Consolidated Financial Statements. To date we have no deferred stock compensation in our balance sheet.

          Statement of Operations

               Since our inception in 1990 until December 31, 2003, we have accumulated losses of $62.4 million.  We did not become profitable on an annual basis until 1997. We were profitable starting from the quarter ended September 30, 1997 until the quarter ended September 30, 2000 and again from the quarter ended June 30, 2003 until the quarter ended December 31, 2003. We had a net profit of $1.8 million in fiscal year 2003 while incurring a net loss of $12.9 million in fiscal year 2002.  Our operating results for future periods will continue to be subject to numerous uncertainties and we cannot assure you that we will be able to return to profitability on a quarterly or annual basis in the future.  Historical results are not necessarily indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.  Please see ITEM 3.D –”RISK FACTORS” and ITEM 5.D “TREND INFORMATION.”

               The following table sets forth, for the periods indicated, from our consolidated statements of operations data as percentages of our revenues:

	Year Ended December 31,

	2001	2002	2003

Revenues	100.0%	100.0%	100.0%
Cost of revenues	51	50.3	43.9
Gross margin	49	49.7	56.1
Operating expenses:
Research and development, net	52.9	39.8	25
Selling and marketing, net	36.9	39.1	40.9
General and administrative	16.7	10	10.2
Impairment of acquired intangibles	71.1	33.2
Restructuring cost	7	2.5
Total operating expenses	184.6	124.6	76.1
Operating (loss)	(135.6)	(74.9)	(20)
Other income (expenses), net	0.01	(1.7)	(11.7)
Financial income, net	3	18.2	41.2
Net income (loss) before tax	(132.6)	(58.4)	9.5
Provision for tax	0.2	0.6
Net income (loss) before cumulative effect of changes in accounting principle	(132.8)	(59)	9.5
Cumulative effect of changes in accounting principle		4.2
Net income (loss)	(132.8)%	(63.2)%	9.5%

Results of Operations for the Years Ended 2003 and 2002

               Revenues.  Revenues consist of gross sales of products, less discounts, refunds and returns.  Our revenues decreased by 5.1% to $19.4 million in 2003 from $20.4 million in 2002.  The decrease resulted primarily from the overall ongoing weakness in the technology market following the September 11, 2001 terrorist attacks in the United States, and a decrease in the sales of our legacy products, which was partially offset by sales of MGW5100 product line, which started in 2003. Revenues in North America in 2003 were down both in absolute dollar amount and as a percentage of total revenues. This decrease resulted primarily from better market conditions in Europe and the Eastern Asia compared to those in North America.

               Cost of Revenues. Cost of revenues consists primarily of raw material costs, costs of subcontracting manufacturing and assembly, labor expense, write-off of obsolescence inventory, royalty payments made to the OCS, amortization of capitalized software development costs, other acquisition related costs and allocated overhead attributable to our production operations.  Cost of revenues decreased by approximately 17.1% to $8.5 million in 2003 from $10.3 million in 2002.  Cost of revenues as a percentage of revenues decreased to approximately 43.9% in 2003 compared to approximately 53% in 2002. The decrease was primarily due to the lower cost of some of our new products, as well as the overall weakness in the technology market, which led to reductions in prices of our raw materials and in our manufacturing costs. During 2003, we continued manufacturing and selling V.box products, which as a percentage of revenues have a higher cost compared to the other product lines. We expect cost of revenues to fluctuate as a percentage of revenues in the future depending, in part, on our product mix.

               Research and Development Expenses, Net.  Research and development expenses, net, consist primarily of labor expenses, development-related raw materials, acquisition related costs and stock option compensation charges and related overheard, offset by grants.  Our net research and development expenses decreased by approximately 40.5% to $4.8 million in 2003 from $8.1 million in 2002.  As a percentage of revenues, net research and development expenses decreased to approximately 25% in 2003 from approximately 39.8% in 2002.  Amortization of intangible assets and deferred stock compensation expenses beginning in the fourth quarter of 2000, as a result of the acquisitions of Viewgraphics and HiTV, decreased to $(49,000) in 2003 from $1.5 million in 2002. In addition, the decrease in research and development expenses can primarily be attributed to the decrease in labor and subcontractors costs totaling approximately $4.3 million and $6.1 million in 2003 and 2002 respectively. Research and development grants received from the OCS, including the OCS Magnet program, and from the European Union remained stable at $2.2 million in 2003 as in 2002. We expect our net research and development expenses to decrease in absolute dollars in the future, primarily due to a reduction of personnel mainly in our Israeli research and development center and management’s ongoing efforts to reduce operating expenses and improve financial performance.

               Selling and Marketing Expenses, Net.  Selling and marketing expenses, net, consist primarily of compensation expenses, promotional expenses, travel costs, royalties paid to the Marketing Fund and related overhead and expenses.  Our net selling and marketing expenses decreased approximately in 1% to $7.9 million in 2003 from $8 million in 2002.  As a percentage of revenues, net selling and marketing expenses increased to approximately 40.9% in 2003 from approximately 39.1% in 2002.  The dollar amount decrease in selling and marketing expenses is primarily due to a reduction in sales compensation expenses and a reduction in tradeshows and marketing and communications activities.  Selling and marketing expenses will fluctuate as a percentage of revenues, depending, in part, on fluctuations in the level of revenues.

               General and Administrative Expenses.  General and administrative expenses consist primarily of compensation costs, fees to outside consultants, legal and accounting fees, acquisition related costs and stock option compensation charges and certain office maintenance costs.  General and administrative expenses decreased approximately 3.8% to $2 million in 2003 from $2.1 million in 2002.  As a percentage of revenues, general and administrative expenses remained stable at approximately 10% in 2003 as in 2002.  The decrease in dollar amount is due primarily to a decrease in amortization of deferred stock compensation expenses resulting from the purchase of Viewgraphics during the forth quarter of 2000, reduced labor costs, decreasing usage of consultants and experts and decreased provision for doubtful accounts.

               Impairment of Acquired Intangibles and Related Tangible Assets.  In September 2001, following a continued decrease in our market capitalization we implemented an impairment test on our acquired intangibles. As a result of the analysis (conducted by an independent evaluator) we recorded expenses totaling $20.9 million due to impairment of acquired intangibles. Under the new accounting rules published in June 2001, by the Financial Accounting Standard Board, SFAS 141 and SFAS No. 142 effective for fiscal years beginning after December 15, 2001, goodwill and intangible assets will be subject to annual impairment tests. In August 2001, the FASB issued SFAS 144, which is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes FASB Statement No. 121, “Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions relating to the disposal of a segment of a business under Accounting Principles Board Opinion No. 30. Since in the second quarter of 2002 we lost SeaChange as a customer of our MediaPump products, and due to the decrease in our market value at that time, we have reassessed several assets, mainly intangibles, in our financial statements. Impairment of these assets was required according to the rules of SFAS 144. As a result, we recorded an impairment charge of acquired intangibles totaling approximately $6.8 million during 2002. No impairment of acquired intangibles and related tangible assets was charged in fiscal year 2003.

               Restructuring Cost.  In the third quarter of 2002, due to the loss of SeaChange as a customer of our MediaPump products and after assessing markets conditions, we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100. We also decided to shut down the VideoPump and MGW 3100 product lines. As a result we incurred restructuring costs totaling approximately $505,000, which costs were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction. In September 2001, as part of the management’s aggressive efforts to tighten cost controls and improve financial performance, we underwent a restructuring process. The restructuring costs, totaling approximately $2.1 million, were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction. No restructuring costs were charged in fiscal year 2003.

               Operating Income.  As a result of the foregoing, we recorded operating loss of $3.9 million in 2003 compared with an operating loss of $15.3 million during 2002.

               Other Income (Expenses), Net.  We recorded other expenses of $2.28 million in 2003, compared to other expenses of $339,000 in 2002.  Of the total expenses in 2003, $1.36 million is related to the adjustment of the investment in Mobixell and $4,000 is related to sales of fixed assets, as is the $14,000 in 2002.  In respect of an investment we made in V.Box by way of convertible notes, we implemented the hypothetical liquidation method. We recorded expenses totaling approximately $907,000 in 2003, compared with approximately $325,000 in 2002.

               Financial Income (Expenses), Net.  Financial expenses consist primarily of interest we paid on bank credit lines.  Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities. Our exchange differences occur primarily as a result of the change of the NIS value relative to the U.S. dollar.  We recorded financial income, net of financial expenses, of $8 million in 2003, compared with $3.7 million in 2002.  The increase in 2003 resulted primarily from higher yields and capital gains on certain investment grade financial investments made through 2003.

               Net Income (Loss) Before Tax.  We recorded net income before tax of $1.8 million in 2003, compared with a net loss before tax of $11.9 million in 2002.

               Provision for Tax. We have completed our tax assessments with the tax authorities in Israel for the fiscal years 1997 through and including 2001. As a result, we have made supplemental provisions for tax of approximately $124,000 in 2002, in addition to the provision made in 2001 of approximately $67,000. No provision for tax was made in fiscal year 2003.

               Net Income (Loss) Before Cumulative Effect of Changes in Accounting Principles.  We recorded net income of $1.8 million in 2003, as compared to a net loss of $12.1 million in 2002 before applying the cumulative effect of changes in accounting principles which were implemented in that year.

               Cumulative Effect of Changes in Accounting Principles.  During the second quarter, ended June 30, 2002 and according to the requirements of SFAS 142, we completed our goodwill impairment analysis and recognized a transitional goodwill impairment loss of $854,000 as of January 1, 2002, which was recorded as the cumulative effect of a change in accounting principles in our consolidated statement of operation. No cumulative effect of changes in accounting principle was recorded in fiscal year 2003.

               Net Income (Loss).  We recorded net income of $1.8 million in 2003, compared with a net loss of $12.9 million in 2002.

Results of Operations for the Years Ended 2002 and 2001

               Revenues.  Revenues consist of gross sales of products, less discounts, refunds and returns.  Our revenues decreased by 30.6% to $20.4 million in 2002 from $29.4 million in 2001.  The decrease resulted primarily from the overall weakness in the technology market following the September 11, 2001 terrorist attacks in the United States, and the loss of SeaChange as a customer of our MediaPump products, which significantly reduced our revenues for the second quarter of 2002 and affected us in the following quarters of 2002. We also experienced a reduction in sales of our MGW 2000 product line to approximately $2.7 million in 2002 from approximately $4.2 million in 2001, which was partially offset by approximately $1.1 million sale of V.box products, which started in 2002. Revenues in North America in 2002 were down in absolute dollar amount, but were up as a percentage of total revenues. This percentage increase resulted primarily from worse market conditions in Europe and the Eastern Asia compared to those in North America.

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

               Research and Development Expenses, Net.  Research and development expenses, net, consist primarily of labor expenses, development-related raw materials, acquisition related costs and stock option compensation charges and related overheard, offset by grants.  Our net research and development expenses decreased by approximately 47.8% to $8.1 million in 2002 from $15.6 million in 2001.  As a percentage of revenues, our net research and development expenses decreased to approximately 39.8% in 2002 from approximately 52.9% in 2001.  Amortization of intangible assets and deferred stock compensation expenses beginning in the fourth quarter of 2000, as a result of the acquisitions of Viewgraphics and HiTV, decreased to $1.5 million in 2002 from $4.4 million in 2001. In addition, the decrease in research and development expenses can primarily be attributed to the decrease in labor and subcontractor costs. Research and development grants received from the OCS, including the OCS Magnet program, and the European Union increased to $2.2 million in 2002 from $1.8 million in 2001.

               Selling and Marketing Expenses, Net.  Selling and marketing expenses, net, consist primarily of compensation expenses, promotional expenses, travel costs, royalties paid to the Marketing Fund and related overhead and expenses.  Our net selling and marketing expenses decreased approximately in 26.3% to $8 million in 2002 from $10.8 million in 2001.  As a percentage of revenues, our net selling and marketing expenses increased to approximately 39.1% in 2002 from approximately 36.9% in 2001.  The dollar decrease in selling and marketing expenses is primarily due to a reduction in sales compensation expenses and reduction in tradeshows and marketing and communications activities.

               General and Administrative Expenses.  General and administrative expenses consist primarily of compensation costs, fees to outside consultants, legal and accounting fees, acquisition related costs and stock option compensation charges and certain office maintenance costs.  General and administrative expenses decreased by approximately 58.4% to $2.1 million in 2002 from $4.9 million in 2001.  As a percentage of revenues, general and administrative expenses decreased to approximately 10% in 2002 from approximately 16.7% in 2001.  The decrease is due primarily to a decrease in amortization of intangible assets and deferred stock compensation expenses resulting from the purchase of Viewgraphics and HiTV during the forth quarter of 2000, totaling $21,000 in 2002 compared to $1.5 million in 2001, reduced labor costs, decreasing usage of consultants and experts, decreased provision for doubtful accounts partially offset by an increase in insurance costs.

               Impairment of Acquired Intangibles and Related Tangible Assets.  In September 2001, following a continued decrease in our market capitalization we implemented an impairment test on our acquired intangibles. As a result of the analysis (conducted by an independent evaluator) we recorded expenses totaling $20.9 million due to impairment of acquired intangibles. Under the new accounting rules published in June 2001, by the Financial Accounting Standard Board, SFAS 141 and SFAS No. 142 effective for fiscal years beginning after December 15, 2001, goodwill and intangible assets will be subjected to annual impairment tests. In August 2001, the FASB issued SFAS 144, which is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes FASB Statement No. 121, “Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions relating to the disposal of a segment of a business under Accounting Principles Board Opinion No. 30. Since in the second quarter of 2002 we lost SeaChange as a customer of our MediaPump products, and due to the decrease in our market value at that time, we have reassessed several assets, mainly intangibles, in our financial statements. Impairment of these assets was required according to the rules of SFAS 144. As a result, we recorded impairment charge of acquired intangibles totaling approximately $6.8 million during 2002.

               Restructuring Cost.  In the third quarter of 2002, due to the loss of SeaChange as a customer of our MediaPump products and after assessing markets conditions, we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100. We also decided to shut down the VideoPump and MGW 3100 product lines. As a result we incurred restructuring costs totaling approximately $505,000, which costs were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction. In September 2001, as part of the management’s efforts to tighten cost controls and improve financial performance, we underwent a restructuring process. The restructuring costs, totaling approximately $2.1 million, were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction.

               Operating Income.  As a result of the foregoing, we recorded operating loss of $15.3 million in 2002 compared with an operating loss of $39.9 million during 2001.

               Other Income (Expenses), Net.  We recorded other expenses of $339,000 in 2002, compared to other income of $4,000 in 2001.  In respect of an investment we made in V.Box by way of convertible notes, we implemented the hypothetical liquidation method. We recorded expenses totaling approximately $325,000 in 2002.

               Financial Income (Expenses), Net.  Financial expenses consist primarily of interest we paid on bank credit lines.  Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities. Exchange differences occur as a result of the change of the NIS value relative to the U.S. dollar.  We recorded financial income, net of financial expenses, of $3.7 million in 2002, compared with $875,000 million in 2001.  The increase in 2002 resulted primarily from higher yields on certain investment grade financial investments made through 2002.  Also our net financial income during 2001 suffered due to an other than temporary impairment of financial instruments of approximately $1.8 million, which did not occur in 2002.

               Net Loss Before Tax.  We recorded a net loss before tax of $11.9 million in 2002, compared with a net loss before tax of $39.0 million in 2001.

               Provision for Tax. We have completed our tax assessments with the tax authorities in Israel for the fiscal years 1997 through and including 2001. As a result we have made supplemental provisions for tax of approximately $124,000 in 2002 in addition to the provision made in 2001 of approximately $67,000.

               Net Loss Before Cumulative Effect of Changes in Accounting Principles.  We recorded a net loss before giving cumulative effect of changes in accounting principles of $12.1 million in 2002, compared to $39.1 million in 2001.

               Cumulative Effect of Changes in Accounting Principles.  During the second quarter of 2002 and according to the requirements of SFAS 142, we completed our goodwill impairment analysis and recognized a transitional goodwill impairment loss of $854,000 as of January 1, 2002, which was recorded as the cumulative effect of a change in accounting principle in our consolidated statement of operation.

               Net Loss.  We recorded a net loss of $12.9 million in 2002, compared with a net loss of $39.1 million in 2001.  As a percentage of revenues, our net loss decreased to approximately 63.2% of revenues in 2002 compared to approximately 132.9% of revenues in 2001.

Quarterly Results of Operations

               The following tables set forth Consolidated Statement of Operations Data for each of the eight quarters in the years 2002 and 2003, both in dollar amounts and as a percentage of our revenues for the respective quarters.  This information has been derived from our unaudited consolidated financial statements.  The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained elsewhere in this Annual Report and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the information.  The information should be read in conjunction with our Consolidated Financial Statements and the related Notes appearing elsewhere in this Annual Report.

	Fiscal 2002				Fiscal 2003

	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003

	(U.S. dollars in thousands)
Consolidated Statement of Operations Data:
Revenues	$7,005	$5,061	$4,052	$4,306	$4,357	$4,816	$5,095	$5,109
Cost of revenues	3,349	2,520	1,884	2,513	1,929	2,159	2,233	2,187
Gross profit	3,656	2,541	2,168	1,793	2,428	2,657	2,862	2,922
Operating expenses:
Research and development, net	2,486	2,162	1,707	1,773	1,276	1,302	1,155	1,106
Selling and marketing, net	1,960	2,225	1,974	1,832	1,907	2,011	1,957	2,053
General and administrative	461	547	474	568	493	601	487	392
Impairment of acquired intangibles		6,791
Restructuring cost			505

	Fiscal 2002				Fiscal 2003

	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003

	(U.S. dollars in thousands)
Total operating expenses	4,907	11,725	4,660	4,173	3,676	3,914	3,599	3,551
Operating loss	(1,251)	(9,184)	(2,492)	(2,380)	(1,248)	(1,257)	(737)	(629)
Other income (expenses), net		(24)	(255)	(60)	(1,564)	(228)	(444)	(39)
Financial income (expenses), net	430	833	771	1,679	1,764	2,801	1,922	1,492
Net income (loss) before tax	(821)	(8,375)	(1,976)	(761)	(1,048)	1,316	741	824
Provision for tax				124
Net income (loss) before cumulative effect of changes in accounting principle	(821)	(8,375)	(1,976)	(885)	(1,048)	1,316	741	824
Cumulative effect of changes in accounting principle	854
Net income (loss)	(1,675)	(8,375)	(1,976)	(885)	(1,048)	1,316	741	824

Percentage of Revenues:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	47.8	49.8	46.5	58.4	44.3	44.8	43.8	42.8
Gross margin	52.2	50.2	53.5	41.6	55.7	55.2	56.2	57.2
Operating expenses:
Research and development, net	35.5	42.7	42.1	41.2	29.3	27	22.7	21.6
Selling and marketing, net	28	44	48.7	42.5	43.8	41.8	38.4	40.2
General and administrative	6.6	10.8	11.7	13.2	11.3	12.5	9.6	7.7
Impairment of acquired intangibles		134.2
Restructuring cost			12.5
Total operating expenses	70.1	231.7	115	96.9	84.4	81.3	70.7	69.5
Operating (loss)	(17.9)	(181.5)	(61.5)	(55.3)	(28.7)	(26.1)	(14.5)	(12.3)
Other income, (expenses), net		(0.5)	(6.3)	(1.4)	(35.9)	(4.7)	(8.7)	(0.8)
Financial income (expenses), net	6.1	16.5	19	39	40.5	58.2	37.7	29.2
Net income (loss) before tax	(11.7)	(165.5)	(48.8)	(17.7)	(24.1)	27.3	14.5	16.1
Provision for tax				2.9
Net income (loss) before cumulative effect of changes in accounting principle	(11.7)	(165.5)	(48.8)	(20.6)	(24.1)	27.3	14.5	16.1
Cumulative effect of changes in accounting principle	12.2
Net income (loss)	(23.9)%	(165.5)%	(48.8)%	(20.6)%	(24.1)%	27.3%	14.5%	16.1%

               In September 2001, as part of our efforts to tighten cost controls and improve financial performance, we underwent a restructuring process. The restructuring costs, a total of approximately $2.1 million, were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction. The decrease in operating expenses resulting from the restructuring process is reflected in the quarterly results from the quarter ended December 31, 2001 onwards. In the fourth quarter of 2002, and the forth quarter of 2003 we decided to make additional reductions, mainly in research and development expenses. Those reductions were reflected in our quarterly results during fiscal year 2003 and will continue to affect our quarterly results in fiscal year 2004 and onwards.

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

               Political Conditions.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. As of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. Moreover, since October 2000, there has been a significant deterioration in the relationship between Israel and the Palestinian Authority, which have resulted in increased violence. Efforts to resolve the conflict have failed to result in an agreeable solution.  The violence includes terrorist acts in Israel and military operations in the West Bank and Gaza.  We could be adversely affected if these hostilities intensify or spread to additional areas in Israel. Further deterioration of the situation into a full scale armed conflict might require more widespread military reserve service by some of our employees and officers, which may have a material adverse effect on our business.

               Certain countries, companies and organizations continue to participate in a boycott of Israeli firms.  We do not believe that the boycott has had a material adverse effect on us, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

               Generally, all male adult citizens and permanent residents of Israel under the age of 51are obligated to perform up to 30 days, or longer under certain circumstances, of military reserve duty annually.  Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances.  Currently, a majority of our officers and employees are obligated to perform annual reserve duty.  While we have operated effectively under these requirements since our inception, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect of any expansion or reduction of such obligations on us.

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

               Furthermore, the Israeli economy is currently in recession. The rate of unemployment has risen, consumer spending has decreased and many businesses have experienced financial difficulties. A continuing deterioration in the economic conditions in Israel may adversely affect usage patterns of our services and the ability of our customers to pay for our services, which would adversely affect our financial condition and results of operations. If the economic deterioration in Israel continues, it may also affect the ability of Israeli banks to provide us with financing on reasonable terms and conditions, should we need it in the future.

               Currency and Inflation

               A substantial majority of our sales and expenses are incurred or determined in U.S. dollars or are dollar-linked.  The currency of the primary economic environment in which we operate is, therefore, the dollar, which is our functional reporting currency.  Nevertheless, because certain of our expenses are incurred in NIS and are affected by changes in the Israeli consumer price index, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar.

               As of May 9, 2004, the inflation rate in Israel has increased at a rate of (0.1)% while the NIS had devaluated against the dollar by approximately 4.7%. The inflation rate in Israel was approximately 1.4% in 2001, approximately 6.5% in 2002 and a deflation rate of approximately 1.9% in 2003.  At the same time the devaluation of the NIS against the dollar was approximately 9.3% in 2001 and approximately 7.3% in 2002.  In 2003, NIS had appreciated against the dollar by approximately 7.6%.  As a result of this differential, we experienced an increase in the dollar costs of operations in Israel in 2003, and a decrease in 2001 and 2002, all of which did not materially affect our results in such periods.  The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a significant portion of our expenses.  We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

          5.B Liquidity and Capital Resources.

               We have funded our operations primarily through private and public sales of our equity securities, borrowings from banks, research and development grants from, among others, the EU RTD and the OCS, marketing grants from the Marketing Fund and through cash generated from our operations.  As of December 31, 2003, we had cash, cash equivalents and short - term investments of $54.9 million.

               Our operating activities used cash of $96,000 in 2003 and $21.2 million in 2001, and in 2002 provided $23.4 million.  Cash used by operating activities in 2001 was primarily the result of our net loss for the period, as adjusted for impairment of other assets, depreciation and amortization, amortization of deferred stock compensation, other than temporary decrease in value of marketable securities, loss on trading marketable securities, a significant decrease in trade receivables and other receivables, partially offset by an increase in inventories, a significant increase in trading marketable securities, a significant decrease in trade payables, accrued expenses and other liabilities and deferred revenues.   Cash provided by operating activities in 2002 was primarily the result of our net loss for the period, as adjusted for trading of marketable securities, net, impairment of other assets, depreciation and amortization, amortization of deferred stock compensation, a significant decrease in trade receivables, decrease in inventories, cumulative effect of changes in accounting principle, other expenses, partially offset by gain on sale of available-for-sale marketable securities, a decrease in trade payables, accrued expenses and other liabilities. Cash used by operating activities in 2003 was primarily the result of our net income for the period, as adjusted for impairment of long-term investment, depreciation and amortization, other expenses, decrease in inventories, offset by gain on sale of available-for-sale marketable securities, a decrease in trade payables, accrued interest and amortization of premium and discount on available-for-sale marketable securities.

               Net cash used in investing activities in each of 2003 and 2002 reflects primarily the purchase of financial assets, fixed assets and primarily capital equipment. Net cash provided by investing activities in 2001 reflects the maturity and sale of marketable securities and short-term bank deposits, purchase of fixed assets and capital equipment. In 2003, $53.6 million were used primarily for the purchase of financial assets, $898,000 were used for investments in companies, partially offset by $51.2 millions of proceeds from sale of available-for-sale marketable securities. In 2002, $64.9 million were used primarily for the purchase of financial assets, $946,000 were used for an investment in a company, partially offset by $43 millions of proceeds from sale of available-for-sale marketable securities, and redemption of matured available-for-sale marketable securities. In 2001, $41.4 million were provided from the maturity and sale of marketable securities and short-term bank deposits, partially offset by investment of $17 millions in marketable securities.

               Net cash provided by financing activities in 2003 reflects primarily the increase in bank credit, net proceeds from the exercise of stock options and warrants approximately in the amount of $2.1 million, partially offset by payments of shareholders’ loans in the amount of approximately $129,000. Net cash provided by financing activities in 2002 reflects primarily the net proceeds from the issuance of ordinary shares and exercise of stock options and warrants approximately in the amount of $342,000, and $35,000, respectively, partially offset by principal payments of long-term capital lease obligations in the amount of approximately $197,000.  Net cash used in financial activities in 2001 reflects primarily the purchase of treasury shares, partially offset by proceeds from the issuance of ordinary shares and exercise of stock options and warrants in the amount of approximately $442,000 and $702,000, respectively. During the last quarter of 2000 and the first quarter of 2001, we repurchased some of our own shares in the amount of  $65,000 and 1.1 million, respectively.

               As of December 31, 2003, both our short-term and long-term indebtedness were no longer affected by obligations undertaken during the acquisition of Viewgraphics.  As of December 31, 2003, we have an authorized unused line of credit in the amount of $20.5 million of which $20 million are secured against financial securities.  We have an agreement with Clal Credit Insurance Ltd. for the provision of insurance against default on outstanding receivable balances.

               In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. We manage our investment portfolio on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. Treasury and Agency obligations; (ii) money market instruments of domestic and foreign issues denominated in US dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues; (iii) corporate notes and bonds rated investment grade (BAA/BBB- and above), provided that investments in any one corporation or entity will not exceed $3 million; (iv) hedge funds up to $10 million pursuant to the following guidelines: (1) Volatility below 10%; (2) Minimum 5 years of positive performance; (3) Low beta; (4) Positive sharp ratio; (5) Size of fund of at least $1 BL; and (6) Multi manager and strategy; (vi) Investments in bonds and notes with lower rating than BBB- and higher rating than B, provided that investments in any one corporation or entity will not exceed $1 million. (vii) Widely held funds that invests in corporate and sovereign debt.  We may also be engaged in hedging transactions against the U.S. dollar only to protect anticipated exposure and not for speculative purposes. Hedging transactions may be made against the underlying assets only. In addition,  investment in structured products is limited to a value equal to up to 40% of the our total portfolio. Our board acknowledged that our investment in structured products exceeded the limit imposed. However, we are not required to sell or dispose at this time of the structured products in order to meet the limit. The investment guidelines are to be reviewed periodically by our board of directors with the President and Chief Financial Officer.

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

               On February 5, 2002 we filed a statement of claim against Merrill Lynch & Company and its subsidiary brokerage firm Merrill Lynch, Pearce, Fenner & Smith, or collectively Merrill Lynch, claiming the sum of US$2,270,198 as compensation and US$10 million as punitive damages due to alleged mismanagement of our nostro funds by Merrill Lynch. Merrill Lynch, an international financial management and advisory company, was in charge of investing our nostro funds.   The lawsuit was referred to arbitration and On December 24, 2003, the arbitrators panel issued an award in favor of Optibase. The panel awarded Optibase $1,794,253.73 in damages inclusive of interest, and assessed $33,850 in costs associated with the arbitration against Merrill Lynch. We received the award payments during February 2004. As a result, during the quarter ended March 31, 2004, we recorded other income at the amount of $1,382,846 net of expenses.

          5.C Research and Development, Patents and Licenses, etc.

               Research and development expenses, net, consist primarily of labor expenses, development-related raw materials, acquisition related costs and stock option charges and related overhead, offset by grants.  Our net research and development expenses have continued to decrease from $15.6 million in 2001 to $8.1 million in 2002, constituting a decrease of 47.8% from the previous year, and to $4.8 million in 2003, constituting a decrease of 40.5% from 2002.  As a percentage of revenues, our net research and development expenses decreased to approximately 25% in 2003 from approximately 39.8% in 2002 and approximately 52.9% in 2001.  The dollar decrease in research and development was primarily due to the decrease in the amortization of tangible and intangible assets, and a decrease in labor and subcontracting costs.  Research and development grants remained stable at $2.2 million in 2003 as in 2002 after increasing from $1.8 million in 2001.  We expect research and development expenses to decrease in absolute dollars and as a percentage of revenues during 2004 primarily due to a reduction of personnel mainly in our Israeli research and development center and as a result of the management’s ongoing efforts to tighten cost controls and improve financial performance while introducing additional products and conducting ongoing improvements to our standard and custom products.

          5.D Trend Information

               The digital media industry continues to be intensely competitive, and the industry is continuing to undergo consolidation and contraction.  We will continue to focus on developing technologies and new products, and research and development expenses might grow in the future years.    We continue to aggressively market our new products, while expanding markets for our existing products.  However, as discussed throughout this Annual Report, our operations have been subject, and will continue to be subject, to pressure from weakness in the overall technology sector as well as the digital media industry.  We have been operating at a loss since the quarter ended December 31, 2000, and were able to return to profitability in the quarter ended June 30, 2003, but may not be able to sustain profitability in 2004, if the market continues to be weak, our customers decrease their purchase orders or our sales cycle will become longer due to the ongoing weakness in the economy. As announced on June 20, 2002, as a result of the continued difficulties within the technology sector in the beginning of 2002, we experienced a general reduction in orders, including a significant order from one of our customers.  We, therefore, announced that we expect to report lower than anticipated revenues for the second quarter of 2002. The loss of the customer orders has resulted in reduced revenues throughout 2002 and 2003 and together with the decrease in sales of our legacy products, may result in reduced revenues in further quarters.

          5.E Off-Balance Sheet Arrangements

               There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

          5.F Tabular Disclosure of Contractual Obligations

               Set forth below are our contractual obligations and other commercial commitments as of December 31, 2003:

	Payments Due by Period (USD in thousands)

Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years

Long-Term Debt	0	0	0	0	0
Capital Lease Obligations	14	14	0	0	0
Operating Leases	4,305	1,207	1,935	1,163	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Obligations	0	0	0	0	0
Total Contractual Cash Obligations	4,319	1,221	1,935	1,163	0

	Amount of Commitment Expiration Per Period (USD in thousands)

Other Commercial Commitments	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years

Lines of Credit	20,457	10,000	10,457	0	0
Standby Letters of Credit	0	0	0	0	0
Guarantees	114	0	114	0	0
Standby Repurchase Obligations	0	0	0	0	0
Other Commercial Commitments	0	0	0	0	0
Total Commercial Commitments	20,571	10,000	10,571	0	0

Item 6. Directors, Senior Management and Employees

          6.A Directors and senior management

               The following table sets forth information with respect to the individuals who are currently our directors and executive officers.  All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position

Tom Wyler(3)	52	Chief Executive Officer and Chairman of the Board of Directors
Zvi Halperin	49	President and Chief Financial Officer
Moshe Rousso	39	General Manager, Broadband TV Division
Amir Goren	34	Vice President of Corporate Marketing and Business Development
David Sackstein	38	General Manager of Building Blocks Division.
Orna Gil-Bar	39	Vice President of Human Resources
Yaron Comarov	39	Vice President of Operations
Rene Montsma	38	Vice President of Strategic Sales
Adam Schadle	41	Vice President of Sales North and South America
Danny Lustiger	37	President of Optibase Inc. and Vice President of Finance, Optibase Inc.
Dana Tamir(2)	55	Director
Chaim Labenski(1)(2)(3)	56	Director
Eddy Shalev(1)(2)	56	Director
Alex Hilman(2)	52	Director

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

               Moshe Rousso serves as General Manager of Broadband TV Division at Optibase. Mr. Rousso joined Optibase in October 2000. Prior to his present position, Mr. Rousso was Vice President R&D in Optibase. Before joining Optibase, Mr. Rousso held a number of R&D management positions at ECI Telecom. Mr. Rousso holds a B.Sc E.E. degree from the Tel Aviv University.

               Amir Goren has served as Vice President Marketing and Business Development since September 2002. In the two years prior to his present position, Mr. Goren led strategic planning and business development in Optibase. Before joining Optibase, Mr. Goren was a team leader at P.O.C, a strategic and marketing planning consulting firm, where he led strategic planning and fund raising projects for technological companies at various stages of development in the fields of communications, biotechnology, electronic control, Internet and services. Mr. Goren holds an MBA degree and B.Sc degree in Industrial Engineering from the Tel Aviv University

               David Sackstein, joined us in November 1994, Serves as the General Manager of the Building Blocks division since November, 2003. Prior to his present position Mr. Sackstein was the Senior Vice President of R&D. Since joining the Company, Mr. Sackstein has held various technical and managerial positions in the R&D department, including Vice President Advanced Technologies. Prior to joining Optibase, Mr. Sackstein held the position of Research Fellow at IBM’s Research Center in Haifa. Mr. Sackstein holds a B.Sc. in Electrical Engineering and a B.A. in Mathematics, both from the Technion Israel Institute of Technology. Mr. Sackstein currently completing his Executive MBA degree in Tel-Aviv University.

               Orna Gil-Bar, the Vice President of Human Resources, joined us in September 2000. Prior to joining Optibase, Ms. Gil-Bar served as Human Resource Manager for Computer Associates in Israel. During her tenure at Computer Associates, Ms. Gil-Bar was involved with the human resource implications resulting from CA’s acquisition of Platinum Inc. From 1994 to 1996, Ms. Gil-Bar served as an organizational consultant for the Israeli Defense Forces. Ms. Gil-Bar holds an MBA degree (Organizational and Consulting) from the Tel-Aviv University.

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

               Rene Montsma serves as of July 2003 as our Vice President of Strategic Sales. Mr Montsma joined Optibase as Vice President International Sales in January 2002. Before joining Optibase, Mr. Montsma served as Vice President and General Manager Europe at Commtouch Inc. from 1999.  Prior to his appointments at Commtouch, Mr. Montsma spent five years at British Telecom where he managed international sales, distribution, and business development. Mr. Montsma holds an MBA degree from INSEAD, Fontainebleau and a M.Sc. degree in Computer Sciences from Free University, Amsterdam.

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

               Danny Lustiger has served as President of Optibase, Inc,.and Finance Vice President of Optibase, Inc since November 2003. Prior to this appointment, Mr. Lustiger served as VP finance of Optibase Inc., as of July 2001. From 1996 to 2001, Mr. Lustiger  held the position of Group Controller and Financial Manager at Optibase Ltd. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman and Co., a member of Deloitte & Touche Tomatsu International.  Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

               Dana Tamir joined our board of directors in September 2000. Dana is the owner and establisher of PureWaters, a company that provides water treatment and wastewater purification solutions for the Industrial, Agricultural and Marine markets. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury. Prior to that Dana managed and executed large scale Command Control & Communication real-time systems for the military industry in Israel and Europe.

               Chaim Labenski joined our board of directors in January 2002. From 1977 to 1999, Mr. Labenski held a number of positions at Securities Division of Bank Hapoalim BM, including being First Vice President and Head of Foreign Securities and was involved in consulting, securities research, trading and I.P.O coordination with global investment houses. Since 1999 he acts as a private investor. Mr. Labenski holds a B.Sc degree in Civil Engineering from Aston University, U.K, a M.Sc degree in Engineering Management from Leeds University and Dp.B.A degree in Business Administration from Manchester Business School.

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

               Alex Hilman joined our board of directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies. Mr. Hilman was the president of the Israeli institute of certified public accountants in Israel, served in the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman lectures taxation in Tel-Aviv University, has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accountancy and Economics from the Tel Aviv University.

          6.B Compensation.

               The aggregate remuneration we paid to all persons as a group (16 persons) who served in the capacity of director or executive officer in the year ended December 31, 2003 was $1.75 million, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for automobiles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.  In 2003, we set aside $106,000 for the pension and severance fund benefits of our officers and directors.  Our current directors and executive officers (14 persons) held as of December 31, 2003 3,017,472 shares, and share options to purchase an aggregate of 1,093,085 ordinary shares.

               Indemnification of Directors and Officers. The Israeli Companies Law permits a company to insure its directors and officers, provides them with indemnification, either in advance or retroactively, and exempt its directors and officers from liability resulting from their breach of their duty of care towards the company, all in accordance with the terms and conditions specified under Israeli law. Our articles of association include clauses allowing us to provide our directors and officers with insurance, indemnification and to exempt them from liability in accordance with the terms and conditions set forth by the Companies Law, as described below.

               Our articles of association provide that, subject to statutory provisions, we may enter into a contract for the insurance of the liability of our directors and officers for an obligation imposed on a director and/or officer in consequence of an act done in his or her capacity as a director and/or an officer, in any of the following cases:

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

               We have a directors and officers liability insurance policy. Our shareholders approved indemnification of our directors and officers in connection with our public offerings. We have undertaken to indemnify our directors and officers to the fullest extent permitted by the Companies Law and our Articles of Association and entered into an indemnity letter with each of our directors and executive officers. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of our shareholders’ equity, as set forth in our financial statements prior to such payment; or (ii) $7.5 million.

               Optibase, Inc. has also undertaken to indemnify its directors and officers to the maximum extent and in a manner permitted by the California Corporation Code and entered into an indemnity letter with each of its directors and officers, subject to similar limitations. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of the shareholders’ equity of Optibase, Inc., as set forth in Optibase, Inc.’s financial statements prior to such payment; or (ii) $7.5 million.

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

               Under Israeli law, we are required to appoint two directors as members of our board of directors who meet the requirements set out in the Companies Law for external directors. External directors are elected by a special majority as determined by the Companies Law, and serve for a three-year term. External directors may be re-elected for one additional three-years term only. External directors may not be dismissed during their term of service, unless one of the events specified in the Companies Law occurs. Mr. Eddy Shalev and Mr. Chaim Labenski were elected by our shareholders in the general meeting as of January 31, 2002 to serve as external directors.

               Our board of directors has established an audit committee, a compensation committee, and an investment committee, as described below.

               Audit Committee.  The Companies Law requires publicly traded companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company’s external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

               In accordance with the Sarbanes-Oxley Act of 2002 and Nasdaq requirements, our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.  In addition, the Audit Committee serves as a review committee under Israeli law provisions and recommends approval of transactions that are deemed interested party transactions, including directors’ compensation.

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

               The members of the audit committee are Messrs. Shalev, Labenski and Hilman and Ms. Tamir.  These include our two external directors as required under the Companies Law, and we believe that all of the members of the audit committee are independent of management. The rules of the Nasdaq National Market also require that at least one member of the audit committee be a financial expert. The board has determined that Alex Hilman is an audit committee financial expert as defined by applicable SEC regulation.

               Optibase believes that the current composition of the audit committee satisfies the requirements of Companies Law, the SEC’s rules and the proposed Nasdaq rules.

               Compensation Committee. The compensation committee, which is comprised of Eddy Shalev and Chaim Labenski, reviews and recommends to the board of directors and in certain cases, determines, the compensation and benefits of our employees and reviews general policy relating to our compensation and benefits.  The compensation committee also administers our share option plans. Both of the members of the compensation committee have been determined to be independent as defined by the applicable Nasdaq and SEC rules.

               Investment Committee. Our investment committee, which is comprised of Chaim Labenski and Tom Wyler manages our investments in accordance with guidelines set by the board of directors.

               The Israeli Companies Law requires the board of a public company to appoint an internal auditor pursuant to the audit committee’s proposal. The internal auditor must satisfy certain independence requirements as required by the law. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. The service of Eyal Weizman, CPA, as our internal auditor was ended during February 2004. Our audit committee is in the process of evaluating the potential candidates for his replacement.

               Independent Directors.  Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least two independent directors on our board of directors. Under rules proposed by Nasdaq, the majority of the members of the board directors will need to be independent as of July 31, 2005.  An “independent director” for these purposes has been proposed to mean a person other than an officer or employee of a company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

               The following persons are not considered independent under the proposed rules:

•	a director who is or was employed by the company or by any parent or subsidiary of the company within the last three years;

•

a director who accepts or has family member (by blood, marriage or adoption or has the same residence) who accepts any payments from the company or any of its affiliates in excess of $60,000 during the current fiscal year or any of the past three fiscal years, other than compensation for board service, compensation paid to family members who are employees (other than executive officers of the company, its parent company or its subsidiaries) or benefits under a qualified plan or non-discretionary compensation;

•	a director who is a family member of an individual who is, or within the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;

•

a director who is a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company’s securities) that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, in the current fiscal year or any of the past three fiscal years;

•

a director of the listed company who is employed as an executive officer of another entity where any of the executive officers of the listed company serve on the compensation committee of such other entity, or if such relationship existed within the last three years; or

•	a director who was a partner or employee of the company’s outside auditor, and worked on the company’s audit, within the last three years.

               This independence requirement does not apply to a company of which more than 50% of the voting power is held by an individual, a group or another company.

               Based on representations from our current directors, we believe that Eddy Shalev, Chaim Labenski, Alex Hilman and Dana Tamir comply with the independence standards set forth above.

               Employment Agreements

               Each of our executive officers entered into a written employment agreement with us that provides, among other things, that such officers be paid a monthly salary.  Each such agreement can be terminated either by us, or by the employee, upon prior notice, which ranges between 60 to 120 days for most of the management team.  In the event of a change of control, termination of employment may result in acceleration of the vesting of options by an additional 12 to 24 months. Vesting of options granted prior to August 2001 to most of our extended management team were fully accelerated. The employment agreements also provide that each executive officer will maintain confidentiality of matters relating to us and will not compete with us during the period of the officer’s employment and for a certain period thereafter.

          6.D Employees

               As of May 2004, we had, including all of our subsidiaries and offices, 136 employees, as compared to 157 employees in December 2003, and 169 employees in December 2002. This reduction is due mainly to our continued efforts to limit our expenses. The largest percentage of staff reduction was in our research and development department. We currently employ 16 part-time employees, and the rest of the 120 employees are divided between the following : R&D – 39 employees in Optibase Ltd.; Sales and Technical Marketing: 11 employees in Optibase Ltd. and 16 employees in Optibase, Inc.; 1 in Europe and 3 in China. Marketing: 13 employees in Optibase Ltd. and 1 employee in Optibase, Inc., Operations: 18 employees in Optibase Ltd. and 2 employees in Optibase, Inc., and general and Administrative, Finance and Human Resources: 10 employees in Optibase Ltd and 6 employees in Optibase Inc. None of our employees, nor any of our subsidiaries’ employees, is a union member, and we believe that our employer - employee relations are good.

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

          6.E Share ownership

               As of May 1, 2004, our current directors and executive officers (14 persons) held an aggregate of 3,017,472 ordinary shares of our Company and options to purchase an aggregate of 1,093,085 ordinary shares, of which options to purchase 708,233 shares are vested and exercisable within 60 days.

               Option plans

               Since 1990, we have granted options to key employees and directors to purchase ordinary shares at exercise prices ranging from $0.17 to $32.  As of May 1, 2004, options and warrants to purchase 2,395,209 of our ordinary shares were outstanding, with exercise prices ranging from $0.17 to $32 per share.  Of these outstanding options, 66,783 ordinary shares are subject to options under our 1994 Option Plan 1,846,302 shares are subject to options under our 1999 Israeli Option Plan, the 1999 U.S. Option Plan and the 102 Plan, and 482,124 shares are subject to options under the 2001 Non-statutory Share Option Plan.  As of the date hereof, 1,536,283 of the options described above have vested. The expiration dates of the aforementioned options range from 2003 to 2010.

               1999 Israeli and U.S. Option Plans; 102 Plan.  In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Option Plan, and a U.S. option plan, or the 1999 U.S. Option Plan.  In November 1999, our board of directors adopted an additional option plan entitling the grantees to tax benefits under section 102 of the Israeli Income Tax Ordinance, or the 102 Plan.  The purposes of the 1999 Israeli Option Plan, the 1999 U.S. Option Plan and the 102 Plan, or the Plans, are to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time.  As of May 1, 2004, an aggregate of 4,126,642 ordinary shares have been reserved for issuance under the Plans.  In May 2003 we amended our 102 Plan to provide for the grant of options to Israeli optionees under the new capital gains track provisions of the Israeli Tax Ordinance and issued, accordingly, 600,000 options to employees and officers of the Company, whose gain on which will be taxed at the applicable capital gains tax rate..

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

               Options Issued in Connection with the Acquisition of Viewgraphics.  In connection with the acquisition of Viewgraphics in December 2000, we assumed all options to acquire Viewgraphics common stock outstanding prior to the acquisition and issued in an aggregate options to acquire 753,384 ordinary shares at exercise prices ranging from $0.17 to $12.03. As of May 1, 2004, 69,868 options are still outstanding.

               2001 Non-statutory Share Option Plans.  In April 2001, our board of directors approved the adoption of the 2001 Non-statutory Share Option Plan, the purposes of which are to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business.  The options to be granted under the plan are limited to non-statutory options, thus there will be no incentive stock options.  In addition, we plan to use this plan to grant options to employees only, thus excluding officers and directors from the plan.  As such, we do not need shareholder approval of this plan under U.S. laws or applicable Nasdaq rules.  An aggregate of 670,000 ordinary shares has been reserved for issuance under this plan, and 482,124 are outstanding as of May 1, 2004.  The plan otherwise has terms similar to those contained under the 1999 U.S. Option Plan.

Item 7 Major Shareholders and Related Party Transactions

          7.A Major Shareholders

               The following table sets forth certain information regarding the beneficial ownership of the ordinary shares at May 1, 2004 of (i) each person or group known by us to own beneficially 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported to by such persons.

Name of Beneficial Owner	Class of Security	No. Of Shares Beneficially Held (1)		% of Class

Festin Management Corp.	Ordinary shares	3,075,000	(2)	23.45
Avraham and Moshe Namdar(4)	Ordinary shares	1,024,076	(5)	7.86
Shareholding of all directors and officers as a group (14 persons)	Ordinary shares	3,725,705	(3)	27.11

1.

Number of shares and percentage ownership is based on 13,036,321 ordinary shares outstanding as of May 1, 2004. Such number excludes 531,023 shares held by the Company, which have no rights in equity and no voting rights.  Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares.  Shares subject to options that are currently exercisable or exercisable within 60 days of May 1, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.  All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.  The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

2.

The principal place of business is Road Town, Pasea Estate, P.O. Box 3149, Tortola, British Virgin Islands.  Festin Management Corp. was formed by Mr. Tom Wyler and Mr. Arthur Mayer-Sommer, each owning 50% of the capital stock of Festin. Each is principally engaged as a private investor. In June 2001, our board of directors appointed Wyler to serve as a director and in September 2001, the board of directors appointed Wyler to serve as the chairman of our board of directors. Wyler has also assumed the position of Chief Executive Officer in charge of our operations and in September 2003, Wyler was appointed as chief executive officer.  In December 2002, our shareholders approved a grant of 200,000 options exercisable into 200,000 of our shares to Wyler, subject to certain adjustments. 75,000 of the aforementioned options are vested as of the period of 60 days after May 1, 2004.

3.	Includes 3,017,472 ordinary shares and 708,233 shares issuable upon exercise of options that may be exercisable within 60 days of the date hereof.

4.	Avraham and Moshe Namdar are brothers.

5.	Includes 761,914 shares held by Moshe Namdar, and 262,162 shares held by Avraham Namdar.

               Significant changes in the ownership of our shares.

               The following table specifies significant changes in the ownership of our shares by Festin Management Corp. This information is based on the forms 13D filed by Festin Management Corp beginning March 3, 2001, regarding ownership of our shares:

Beneficial Owner – Festin Management Corp	Date	No. Of Shares Beneficially Held

	March 3 2001	1,599,100

	April 24, 2001	1,981,900

	May 17, 2001	2,325,400

	June 19, 2001	2,588,800

	July 15, 2001	3,100,000

	November 25, 2003	3,000,000

               The following table specifies significant changes in the ownership of our shares by Avraham and Moshe Namdar.   This information is based on the forms 13D filed by Avraham and Moshe Namdar beginning July 24, 2002, regarding ownership of our shares:

Beneficial Owner – Avraham and Moshe Namdar	Date	No. Of Shares Beneficially Held

	July 24, 2002	1,338,800

	August 1, 2002	1,474,300

	October3, 2002	1,684,300

	November 25, 2002	1,834,300

	December 30, 2002	1,964,300

	February 27, 2003	2,159,300

	October 10, 2003	1,668,436

	December 10, 2003	1,401,136

	January 6, 2004	1,151,136

	February 11, 2004	1,024,076

               On May 10, 2004, there were approximately 74 shareholders of record of our ordinary shares.  As of such date, 55 record holders in the United States hold approximately 96.476% of our ordinary shares.

               To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation.  We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

          7.B Related Party Transactions

               On August 13, 2001, Mr. Ran Eisenberg, our former chief executive officer, tendered his resignation. On August 30, 2001, we signed an agreement with Mr. Eisenberg, according to which Mr. Eisenberg served as an advisor to our board of directors from April 28, 2002 until the earlier of  (1) termination of the agreement by the Company as a result of (i) a material breach of the agreement; (ii) willful misconduct or acts in bad faith; or (iii) committal of a felony or a common law fraud, against us; performed by Mr. Eisenberg; or (2) on August 30, 2002. In consideration for his services, Mr. Eisenberg received $170,000 plus VAT, of which 50% was paid on September 30, 2001 and the rest was paid in 2002. Mr. Eisenberg was also reimbursed for reasonable business expenses incurred in connection with the services and approved in advance by us.

               In connection with the separation of Mr. John Krooss’ employment with us effective September 2001, we entered into a Separation Agreement and General Release dated January 15, 2002, pursuant to which Mr. Krooss continues to serve on our board of directors, and will, at his election and expense, receive certain health insurance benefits. The Employment Agreement with Mr. Krooss dated November 30, 2000 was terminated.  We also agreed to indemnify Mr. Krooss in his capacity as a member of the board of directors or officer for all periods commencing on or after December 4, 2000 and to recommend to the our board of directors that Mr. Krooss be granted additional options in an amount determined by the board of directors.  In addition, we agreed to release certain of Mr. Krooss’ shares in escrow in connection with a settlement between the Company and the former shareholders of Viewgraphics (for details see ITEM 10.C – “MATERIAL CONTRACTS” below). In July 2002 Mr. Krooss resigned from his position as a director of the Company.

               On May 6, 2004 we announced that our president and chief financial officer, Mr. Zvi Halperin, is resigning and will be replaced by Mr. Danny Lustiger, who currently serves as the president and vice president of finance of Optibase Inc. We have entered into a termination agreement with Mr. Halperin in which he will resign from his positions as president and chief financial officer as of May 17, 2004.  Mr. Halperin will transfer his duties to Mr. Danny Lustiger during the coming months. The vesting period for certain of the options to acquire shares which we have granted to Mr. Halperin will be accelerated and fully vested as of the date on which he ceases to be employed.

               See also the discussion regarding our relationships with Mobixell and V.Box under ITEM 4.A— “COMPANY OVERVIEW”.

          Loans to employees

               In February 2001, we lent to Hillel Gazit an amount of $100,000, which bears interest at a rate of 6% per annum and is payable in full in February 2003. In connection with the release of shares in escrow to the former shareholders of Viewgraphics in January 2001, we received 8,878 shares otherwise releasable to Hillel Gazit as security under the loan agreement with Hillel Gazit. In February 2003, Mr. Gazit paid the accumulated interest on the loan. The parties are now discussing the repayment of the loan principal itself.  To date, we have made full provisions for the loan our financial reports in the event the principal of the loan is not repaid.

               Furthermore, from time to time we lend unsubstantial amounts to our employees, who are not officers, which are not deemed benefits by Israeli tax authorities.

          7.C Interests of experts and counsel

               Not applicable.

Item 8. Financial Information

          8.A Consolidated Statements and Other Financial Information

               The following financial statements of the Company and the auditors’ report appearing on pages F-1 through F-42 of this Annual Report for fiscal 2003 are incorporated herein by reference:

•	Independent auditors’ report.
•	Balance Sheets as of December 31, 2003 and 2002.
•	Statements of Income for the years ended December 31, 2003, 2002 and 2001.
•	Statements of Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001.
•	Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.
•	Notes to financial statements.

          Legal proceedings

               Pursuant to an arbitration with the New York Stock Exchange between us and Merrill Lynch, we were awarded compensation in the amount of approximately $1.8 Million of which we recorded other income totaling approximately $1.4 Million net of expenses, for further details, see “Item 5.B LIQUIDITY AND CAPITAL RESOURCES”.

               During the first quarter of 2004, we were notifed of an alleged dispute with our former distributor in France, Visualdis, claiming damages in the amount of 850,000 EUR for unfair termination of our distribution arrangement.  In addition, we have become aware of a dispute between Visualdis and our new distributor in France, Imago, in connection with the termination of the distribution relationship with us.  It is our assessment, based on the facts presented by both parties to date, prima facie, that the claim for damages is without merits.

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

          8.B Significant Changes

               Except for as stated in this annual report, there are no significant financial changes as of December 31, 2003.

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

	High	Low

1999 (as of April 7, 1999)	$35.25	$4.875
2000	$41.875	$5.938
2001	$9.25	$2.11
2002
First Quarter	$3.288	$2.4
Second Quarter	$3.00	$2.02
Third Quarter	$2.14	$1.64
Fourth Quarter	$2.38	$1.4
2003
First Quarter	$2.12	$1.77
Second Quarter	$3.4	$1.87
Third Quarter	$7.18	$3.29
Fourth Quarter	$8.83	$5.85
2004
January	$8.32	$6.68
February	$7.19	$6.01
March	$7.12	$6.45
April	$7.25	$5.65
May (through May 7, 2004)	$5.98	$5.52

               On May 7, 2004, the reported closing sale price of our ordinary shares on the Nasdaq National Market was $5.56 per share.

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

               Rights Attached to Shares

               Our registered share capital is NIS 2,500,004 divided into a single class of 19,230,800 ordinary shares, par value NIS 0.13 per share, of which 13,036,321  ordinary shares were outstanding as of May 1, 2004.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the Ordinary Shares are as follows:

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

               The directors are appointed by decision of an ordinary majority at a general meeting.  The directors have the right at any time, in a resolution approved by at least a majority of our directors, to appoint any person as a director, subject to the maximum number of directors specified in our articles of association, to fill in a place which has randomly been vacated, or as an addition to the board of directors. Any such director so appointed shall hold office until the next annual general meeting and may be reelected.

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

          10.C Material contracts

               Separation Agreement with Ran Eisenberg.  On August 13, 2001, Mr. Ran Eisenberg, our former chief executive officer, tendered his resignation. On August 30, 2001, we signed an agreement with Mr. Eisenberg, according to which Mr. Eisenberg served as an advisor to our board of directors from April 28, 2002 until the earlier of  (1) termination of the agreement by us as a result of (i) a material breach of the agreement; (ii) willful misconduct or acts in bad faith; or (iii) committal of a felony or a common law fraud, against us; performed by Mr. Eisenberg; or (2) on August 30, 2002. In consideration for his services, Mr. Eisenberg received $170,000 plus VAT, of which 50% was paid on September 30, 2001 and the rest was paid in 2002. Mr. Eisenberg was reimbursed for reasonable business expenditures incurred in connection with the services and approved in advance by us.  This Agreement was filed under Form 6-K on February 15, 2002.

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

          10.D Exchange controls

               There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except or otherwise as set forth under ITEM 10E. “ADDITIONAL INFORMATION —TAXATION.”

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

               The Investment Center bases its decision whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Therefore, we cannot assure you that any applications we may make in the future will be approved. The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises.”  In the event of failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest.

               Should we derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates of 36%.
               Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to attribute part of the dividend to exempt profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

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

     Tax Benefits for Research and Development.  Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking the deduction. Expenditures not so approved are deductible over a three-year period. Expenditures made out of proceeds made available to us through government grants are automatically deducted during a one year period.

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

               The Israeli Law for the Encouragement of Capital Investment, 1959 and regulations prescribe an expiry date for the grant of new benefits. The expiry date has been extended several times in the past. The last expiry date that was in effect was in June 2004, and no new benefits will be granted after that date unless the expiry date is again extended. A government committee is reviewing the benefits program under the law. There can be no assurance that new benefits will be available after June 2004, however benefits already granted will stay in effect throughout the plan period. We have already been granted approved enterprise status under this Law, the deadline does not have any affect on such status or on the benefits we receive.

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

               Recently enacted amendments to the Code, as amended, provide that dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed at the applicable long-term capital gains rate if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for more than 60 days during the 120-day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A “qualified foreign corporation” is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market.

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

               For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we are a PFIC under a literal application of the asset test that looks solely to market value. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders of our ordinary shares would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ordinary shares.

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

               Backup Withholding and Information Reporting. Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to a 28 percent U.S. backup withholding tax.  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.  Any amount withheld under these rules may be credited against your federal income tax liability. Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.  Any U.S. holder who holds 10% or more in vote or value of our ordinary shares may be subject to certain additional United States information reporting requirements.

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

               Investment Portfolio Risks

               In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. We manage our investment portfolio on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. Treasury and Agency obligations; (ii) money market instruments of domestic and foreign issues denominated in US dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues; (iii) corporate notes and bonds rated investment grade (BAA/BBB- and above), provided that investments in any one corporation or entity will not exceed $3 million; (iv) hedge funds up to $10 million pursuant to the following guidelines: (1) Volatility below 10%; (2) Minimum 5 years of positive performance; (3) Low beta; (4) Positive sharp ratio; (5) Size of fund of at least $1 BL; and (6) Multi manager and strategy; (vi) Investments in bonds and notes with lower rating than BBB- and higher rating than B, provided that investments in any one corporation or entity will not exceed $1 million. (vii) Widely held funds that invests in corporate and sovereign debt.  It was also resolved to allow hedging transactions against the U.S. dollars only to protect anticipated exposure and not for speculative purposes. The hedging transactions will be made against the underlying assets only, and to limit the investment in structured products to up to 40% of the Corporation’s total portfolio (“Investment Limitation”). Provided however, that if the structured products currently owned by the Corporation constitute more than the Investment Limitation, the Corporation shall not be required to sell or dispose any such structured products to meet the Investment Limitation, but may not make any additional investments in structured products until the Investment Limitation is met. The investment guidelines are to be reviewed periodically by our board of directors with the President and Chief Financial Officer.

               The securities in our investment portfolio are generally classified as available for sale and, consequently, are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). Changes in the current economic situation and other factors may adversely affect the value of our portfolio. As a result, we may recognize in earnings the decline in fair value of our portfolio investments when the decline is judged to be other- than- temporary.  Furthermore, our equity and other investments in private companies are subject to risk of loss of investment capital. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our investment portfolio as well as on our results of operations. We do not currently hedge these interest rate exposures.

The table set forth shows the construction of our portfolio classified as available for sale:

	December 31,

	2002				2003

	Amortized cost	Gross Unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Available-for-sale:

Government and corporate debt	$36,851	$948	$(481)	$37,318	$27,459	$1,969	$(261)	$29,167
Government and corporate structured notes (*)	2,000		-	2,000	19,434	12	(110)	19,336

Total securities	$38,851	$948	$(481)	$39,318	$46,893	$1,981	$(371)	$48,503

*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

Item 12. Description of Securities Other than Equity Securities

               Not applicable.

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

               Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

               Not applicable.

Item 15.    Controls and Procedures

               Disclosure controls and procedures. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that Optibase has in place appropriate controls and procedures designed to ensure that information required to be disclosed by Optibase in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

               Internal controls. Since the date of the evaluation described above, there have not been any significant changes in Optibase’s internal controls or in other factors that could significantly affect those controls.

Item 16.

          16.A Audit Committee Expert

               Our audit committee financial expert is Alex Hilman.

          16.B Code of Business Conduct and Ethics

               We have adopted a Code of Business Conduct and Ethics for our employees, including our chief executive officer and senior financial officers. The Code of Business Conduct and Ethics is attached as Exhibit 11 to this report.

          16.C Fees to Auditors

               Kost, Forer Gabbay & Kasierer, a member of Earnst & Young International Ltd., or Earnst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F.

               The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer to Optibase in 2003 and 2002.

	2003 USD in thousands	2002 USD in thousands
Audit Fees (1)	26	26
Audit-related Fees (2)	16	20
Tax Fees (3)	13	9
All Other Fees (4)	3
TOTAL	58	55

(1)

Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)

Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

(4)

All Other Fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

               Audit Committee Pre-approval Policies and Procedures

               Below is a summary of the current Policies and Procedures.

               Optibase’s audit committee’s main role is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and quarterly review the firm’s non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of our audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year.

Item 17.

               Not Applicable.

Part III

Item 18.    Financial Statements

The following financial statements of the Company and the auditors’ report are hereby attached.

Index to Consolidated Financial Statements	F-1
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3–F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity	F-6-F-7
Consolidated Statements of Cash Flows	F-8-F9
Notes to Consolidated Financial Statements	F10-F44

Item 19.    Exhibits and financial statement schedules

               (a)               Financial Statement Schedules

               Schedule II          Schedule of Valuation and Qualifying Accounts at December 31, 2003

SCHEDULE II
OPTIBASE LTD.

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AT DECEMBER 31, 2003

	Balance at beginning of period	Provision for doubtful accounts	Write-off of previously provided accounts	Balance at end of period

	(Dollars in thousands)
Year ended December 31, 2003
Allowance for doubtful accounts	$814	$33	$(330)	$517
Year ended December 31, 2002
Allowance for doubtful accounts	$739	$278	$(203)	$814
Year ended December 31, 2001
Allowance for doubtful accounts	$453	$377	$(91)	$739

Other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

               (b)          Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company's Form 6K Dated February 15, 2002).
1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company's Form 6K dated February 15, 2002).
2.1	Escrow Agreement dated December 4, 2000 by and among Optibase Ltd., Viewgraphics Incorporated, American Stock Transfer & Trust Company and John Krooss as Representative of Shareholders (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).1	Agreement and Plan of Reorganization dated December 1, 2000 by and among Optibase Ltd., Vodka Acquisition Corp., Viewgraphics Incorporated, John Krooss and the Krooss 2000 Children's Trust
Exhibit A Form Voting Agreement
Exhibit B Form of Krooss Employment Agreement (see Exhibit 10.1)
Exhibit C Forms of Employment Agreement
Exhibit D Form of Individual Shareholder Agreement
Exhibit E Form Escrow Agreement (see Exhibit 2.3)
Exhibit F Form of Agreement of Merger
Exhibit G Form of Opinion from legal counsel to Viewgraphics
Exhibit H Forms of Opinion from legal counsels to Optibase
(incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).2	Asset Acquisition Agreement dated December 1, 2000 by and among Optibase Ltd., Viewgraphics Incorporated and John Krooss (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).

Exhibit Number	Description of Document

4.(a).3	Settlement Agreement and Release dated December 1, 2001 by and among Optibase Ltd. and the former shareholders of Viewgraphics, John Krooss as shareholder representative and American Stock Transfer & Trust Company as the escrow agent (incorporated by reference to Exhibits 4.3 and 4.4 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4.(a).4	Agreement and General Release dated January 15, 2002 by and between Optibase Ltd. and John Krooss (incorporated by reference to Exhibits 4.3 and 4.4 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4.(a).5	Termination Agreement Between Optibase Ltd., Optibase Inc. and Optibase Europe Ltd. and Mr. Ran Eisenberg, dated August 29, 2001 (incorporated by reference to exhibits filed with the Form 6-K filed on February 15, 2002).
4.(b).1	Consulting Agreement between Optibase Ltd. and Mr. Ran Eisenberg, dated August 29, 2001 (incorporated by reference to exhibits filed with the Form 6-K filed on February 15, 2002).
4.(b).2	Distribution Agreement between Optibase Ltd. and Beijing Digital Express Center dated December 20, 2002 (incorporated by reference to Exhibit 4.7 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).1	Form of Letter of Indemnity between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 4.8 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).2	Form of Letter of Indemnity between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).3	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).4	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999)
4.(c).5	102 Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999)
4.(c).6	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999)
4.(c).7	2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to the amendment, Exhibit 99.7 filed with the Form 6-K filed on February 15, 2002).
4.(c).8	Employment Agreement with John Krooss dated November 30, 2000 (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(c).9	2003 Amendment to the 1999 Israel Share Option Plan.
8.1	List of the subsidiaries of the Company
10.1	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.
11	Code of Business Conduct and Ethics.
12.(a).1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.(a).2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

OPTIBASE LTD.

          We have audited the accompanying consolidated balance sheets of Optibase Ltd. (the “Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed at Item 19(a). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Optibase Ltd. and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Note 1c to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” effective July 1, 2001 and January 1, 2002, respectively.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 26, 2004	A Member of Ernst & Young Global

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,002	$6,430
Marketable securities (Note 3)	39,318	48,503
Trade receivables (net of allowance for doubtful accounts of $ 814 and $ 517 as of December 31, 2002 and 2003, respectively) (Note 15a)	2,650	2,804
Other accounts receivable and prepaid expenses (Note 4)	1,577	1,777
Inventories (Note 5)	4,237	3,652

Total current assets	53,784	63,166

LONG-TERM INVESTMENTS:
Long-term lease deposits (Note 11a)	239	255
Severance pay fund	1,057	1,362
Investments in companies (Note 6)	2,235	615

Total long-term investments	3,531	2,232

PROPERTY AND EQUIPMENT, NET (Note 7)	2,173	1,386

OTHER ASSETS, NET (Note 8)	220	140

Total assets	$59,708	$66,924

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,

	2002	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 10)	$-	$2,151
Current maturities of long-term capital lease obligations	129	14
Trade payables	2,064	1,470
Deferred revenues	309	165
Other accounts payable and accrued expenses (Note 9)	6,051	6,566

Total current liabilities	8,553	10,366

LONG-TERM LIABILITIES:
Long-term capital lease obligations, net of current maturities	14	-
Accrued severance pay	1,646	2,080

Total long-term liabilities	1,660	2,080

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 13):
Share capital:
Ordinary shares of NIS 0.13 par value -
Authorized: 19,230,800 shares as of December 31, 2002 and 2003; Issued: 12,872,411 shares and 13,523,531 shares as of December 31, 2002 and 2003, respectively; Outstanding: 12,341,388 shares and 12,992,508 shares as of December 31, 2002 and 2003, respectively	505	524
Additional paid-in capital	115,507	116,986
Treasury shares	(2,278)	(2,278)
Deferred stock compensation	(509)	-
Accumulated other comprehensive income	467	1,610
Accumulated deficit	(64,197)	(62,364)

Total shareholders’ equity	49,495	54,478

Total liabilities and shareholders’ equity	$59,708	$66,924

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2001	2002	2003

Revenues (Notes 14 and 15b)	$29,432	$20,424	$19,377
Cost of revenues (Note 15d)	15,016	10,266	8,508

Gross profit	14,416	10,158	10,869

Operating expenses:
Research and development, net (Note 16a)	15,562	8,128	4,839
Selling and marketing	10,843	7,991	7,928
General and administrative	4,927	2,050	1,973
Impairment of other assets (Note 1c)	20,933	6,791	-
Restructuring charges (Note 1d)	2,064	505	-

Total operating expenses	54,329	25,465	14,740

Operating loss	(39,913)	(15,307)	(3,871)
Other income (expenses), net	4	(339)	(2,275)
Financial income, net (Note 16b)	875	3,713	7,979

Income (loss) before provision for tax	(39,034)	(11,933)	1,833
Provision for tax (Note 12)	67	124	-

Net income (loss) before cumulative effect of accounting change	(39,101)	(12,057)	1,833
Cumulative effect of accounting change (Note 1c)	-	(854)	-

Net income (loss)	$(39,101)	$(12,911)	$1,833

Net earnings (loss) per share:
Before cumulative effect of accounting change - basic	$(3.24)	$(0.99)	$0.15

Cumulative effect of accounting change - basic	$-	$(0.07)	$-

Basic	$(3.24)	$(1.06)	$0.15

Diluted	$(3.24)	$(1.06)	$0.14

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	12,059	12,203	12,510

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	12,059	12,203	13,062

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity

Balance as of January 1, 2001	$486	$115,507	$(65)	$(5,605)	$(723)	$(12,185)		$97,415

Issuance of shares under employee share purchase plan, net	4	438	-	-	-	-		442
Exercise of stock options	5	697	-	-	-	-		702
Cancellation of deferred stock compensation	-	(290)	-	290	-	-		-
Cancellation of deferred stock compensation related to issuance of shares that are held in escrow	-	(403)	-	403	-	-		-
Amortization of deferred stock compensation	-	-	-	1,911	-	-		1,911
Amortization of deferred stock compensation related to shares that are held in escrow	-	-	-	302	-	-		302
Purchase of treasury shares	-	-	(1,094)	-	-	-		(1,094)
Receipt of treasury shares related to ViewGraphics acquisition (see Note 13b2)	-	-	(1,119)	-	-	-		(1,119)
Other comprehensive income:
Unrealized loss on available-for-sale marketable securities	-	-	-	-	(990)	-		-

Less - reclassification adjustment for other than temporary decrease in value of available-for-sale marketable securities included in net loss	-	-	-	-	1,791	-		-

Other comprehensive income	-	-	-	-	801	-	$801	801
Net loss	-	-	-	-	-	(39,101)	(39,101)	(39,101)

Total comprehensive loss							$(38,300)

Balance as of December 31, 2001	$495	$115,949	$(2,278)	$(2,699)	$78	$(51,286)		$60,259

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2002	$495	$115,949	$(2,278)	$(2,699)	$78	$(51,286)		$60,259

Issuance of shares under employee share purchase plan, net	5	337	-	-	-	-		342
Exercise of stock options	5	30	-	-	-	-		35
Cancellation of deferred stock compensation	-	(809)	-	809	-	-		-
Amortization of deferred stock compensation	-	-	-	1,156	-	-		1,156
Amortization of deferred stock compensation related to shares that are held in escrow	-	-	-	225	-	-		225
Other comprehensive income:
Unrealized income on available-for-sale marketable securities	-	-	-	-	389	-	$389	389
Net loss	-	-	-	-	-	(12,911)	(12,911)	(12,911)

Total comprehensive loss							$(12,522)

Balance as of December 31, 2002	505	115,507	(2,278)	(509)	467	(64,197)		49,495

Exercise of warrants and employees stock options	19	2,048	-	-	-	-		2,067
Cancellation of deferred stock compensation	-	(263)	-	263	-	-		-
Amortization of deferred stock compensation	-	-	-	246	-	-		246
Reversal of stock compensation due to forfeiture of stock options	-	(306)	-	-	-	-		(306)
Other comprehensive income:
Unrealized income on available-for-sale marketable securities	-	-	-	-	1,143	-	$1,143	1,143
Net income	-	-	-	-	-	1,833	1,833	1,833

Total comprehensive income							$2,976

Balance as of December 31, 2003	$524	$116,986	$(2,278)	$-	$1,610	$(62,364)		$54,478

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net income (loss)	$(39,101)	$(12,911)	$1,833
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,107	2,623	1,356
Impairment of property and equipment and capitalized computer software costs - included in restructuring charges	728	319	-
Impairment of other assets	20,933	6,791	-
Impairment of long-term investment	-	-	1,364
Other expenses	-	325	907
Cumulative effect of accounting change	-	854	-
Proceeds from (investment in) trading marketable securities, net	(9,732)	23,260	-
Other than temporary decrease in value of available-for-sale marketable securities	1,791	-	-
Accrued interest and amortization of premium and discount on available- for-sale marketable securities	248	(132)	(806)
Gain on sale of available-for-sale marketable securities	(5)	(852)	(4,536)
Loss (gain) on sale of property and equipment	(4)	14	4
Accrued severance pay, net	229	(19)	129
Amortization of deferred stock compensation	2,213	1,381	(60)
Decrease (increase) in trade receivables, net	2,052	2,060	(154)
Decrease (increase) in other accounts receivable and prepaid expenses	1,721	(163)	(200)
Decrease (increase) in inventories	(1,352)	756	290
Decrease in trade payables	(4,563)	(140)	(594)
Increase (decrease) in deferred revenues	(373)	144	(144)
Increase (decrease) in accrued expenses and other accounts payable	(2,117)	(928)	515

Net cash provided by (used in) operating activities	(21,225)	23,382	(96)

Cash flows from investing activities:
Capitalization of computer software costs	(160)	(120)	-
Proceeds from sale of property and equipment	34	13	12
Purchase of property and equipment	(1,037)	(476)	(210)
Investments in available-for-sale marketable securities	(17,042)	(64,907)	(53,639)
Proceeds from sale of available-for-sale marketable securities	1,871	29,184	51,186
Proceeds from redemption of matured available-for-sale marketable securities	12,000	13,850	-
Proceeds from maturity of short-term bank deposits	27,569	-	-
Redemption of (investment in) long-term lease deposits	(26)	78	(16)
Investment in companies	(250)	(946)	(898)
Payment for the acquisition of ViewGraphics Inc.	(850)	-	-

Net cash provided by (used in) investing activities	22,109	(23,324)	(3,565)

Cash flows from financing activities:
Short-term bank credit	-	-	2,151
Proceeds from issuance of Ordinary shares, net	442	342	-
Proceeds from exercise of stock options	702	35	2,067
Purchase of treasury shares	(1,094)	-	-
Payments of shareholders’ loans	(285)	-	-
Payments of long-term capital lease obligations	(111)	(197)	(129)

Net cash provided by (used in) financing activities	(346)	180	4,089

Increase in cash and cash equivalents	538	238	428
Cash and cash equivalents at the beginning of the year	5,226	5,764	6,002

Cash and cash equivalents at the end of the year	$5,764	$6,002	$6,430

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Supplemental disclosure of cash flow activities:

(a) Non-cash transactions:

Treasury shares received from ViewGraphics Inc. former shareholders	$(269)	$-	$-
Reclassification of inventories into property and equipment	192	575	295
Reclassification of available-for-sale marketable securities into trading marketable securities	(13,528)	-	-

	$(13,605)	$575	$295

(b) Cash paid during the year for:

Interest	$90	$40	$35

Taxes	$-	$-	$191

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-    GENERAL

a.	Optibase Ltd. (the “Company”) was incorporated and commenced operations in 1990.

Optibase Ltd. has one wholly-owned subsidiary: Optibase Inc. in the United States which was incorporated in 1991. Other two previously wholly-owned subsidiaries, Optibase Europe Ltd. in the United Kingdom and Optibase B.V. in the Netherlands, were dissolved in July 2002 and in September 2003, respectively.

The Company and its subsidiaries (collectively, the “Group”) provide constraints-free streaming of rich media over broadband networks and enable interconnectivity between Digital Video Broadcasting and IP networks. The Company and its subsidiaries’ products have been deployed in applications such as TV broadcasts over IP networks, video-on-demand, corporate communications, distance learning and business TV.

The Company and its subsidiaries sell their products worldwide through distributors, Value Added Resellers (“VARs”), system integrators and Original Equipment Manufacturers (“OEMs”), who are considered end-customers.

The majority of the Company and its subsidiaries’ sales is made in North America, Europe and the Far East (see Note 14a).

The Company and its subsidiary depend on third parties to distribute and market their products. If the Company and its subsidiary are unable to effectively manage and maintain relationships with their system integrators, VARs, OEMs, and distributors, or to develop new relationships with other system integrators and distributors, their ability to market and sell their products in certain markets will be affected. Furthermore, a loss of one or more of the Company and its subsidiaries’ major system integrators and/or major distributors, or any event negatively effecting such system integrators and/or distributors’ financial condition, could cause a material adverse effect on the Company and its subsidiary’s results of operations and financial position.

The Company and its subsidiary are dependent upon sole source suppliers for certain key components used in their products, including certain compression chips. Although there are a limited number of manufacturers of the particular components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and possible loss of sales, which would adversely affect the operating results and financial position.

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

Prior to the acquisition, ViewGraphics was a provider of hardware and software solutions used for the manipulations and transmission of broadcast-quality digital video over broadband networks. These solutions are used for applications such as interactive TV, video-on-demand and databasing.

The acquisition was treated on the basis of the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 “Business Combinations” (“APB 16”). Accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed at the date of acquisition.

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

According to the evaluation, the Company and its subsidiaries recognized an impairment loss in the amount of $ 20,933, in accordance with Statement of Financial Accounting Standard No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS 121”) and Accounting Principles Board Opinion No. 17  “Intangible Assets” (“APB 17”), which is composed as follows:

Acquired technology (1)	$5,160
Acquired technology (2)	813
Goodwill (1)	12,872
Patents (2)	1,397
Customer base (1)	688
Assembled workforce (1)	3

$20,933

(1)	Related to the purchase of ViewGraphics, and based on an independent valuation, as of September 30, 2001.

(2)	Related to the purchase of HiTV unit and based on an independent valuation, as of September 30, 2001.

The impairment charge is reflected as impairment of other assets in the statements of operations.

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

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared to the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows.

3.	Impairment of goodwill due to the adoption of Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS 142”) (as of January 1, 2002).

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

Based on steps the Company has taken for the adoption of SFAS 142, goodwill amounting to $ 854, was impaired using the impairment test required by SFAS 142. The impairment, required to be recognized when adopting SFAS 142, is reflected as a cumulative effect of accounting change as of January 1, 2002. The goodwill composed of reclassification of the following intangible assets:

Customer base - ViewGraphics	$66
Assembled workforce - ViewGraphics	636
Assembled workforce - HiTV	152

$854

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-    GENERAL (Cont.)

The results of operations presented below for the two years ended December 31, 2001 and 2002, reflect the operations had the Company adopted the non-amortization provisions of SFAS 142 effective as of January 1, 2000:

	Year ended December 31,

	2001	2002

Reported net income (loss)	$(39,101)	$(12,057)
Cumulative effect of accounting change	-	(854)
Goodwill amortization	2,145	-

Adjusted net loss	$(36,956)	$(12,911)

Basic and diluted net loss-per-share:
Reported net loss	$(3.24)	$(0.99)
Cumulative effect of accounting change	-	(0.07)
Goodwill amortization	0.18	-

Adjusted basic and diluted net loss-per-share	$(3.06)	$(1.06)

d.	Restructuring:

During the third quarter of 2001, the Company announced that it was implementing a restructuring plan (the “2001 Plan”) intended to further reduce costs. The 2001 Plan consisted of employee termination benefits associated with the involuntary termination of 38 employees. Through the third quarter of 2001, the 2001 Plan and the benefit arrangement were communicated to employees. The restructuring charges amounted to $ 2,064 and were utilized during 2001 and 2002 (see also Notes 2h and 2n).

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

The following table summarizes the restructuring accruals status as of December 31, 2002:

	Restructuring charge	Utilized		Balance at December 31, 2002

		Cash	Non-cash

Employee termination benefits and related costs	$186	$135	$-	$51
Impairment of property and equipment (see also Note 2h)	319	-	319	-

	$505	$135	$319	$51

The restructuring accruals as of December 31, 2002, were utilized during 2003.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-    GENERAL (Cont.)

The restructuring was accounted for in accordance with EITF No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Costs of Exit and Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”), and in accordance with Staff Accounting Bulletins No. 100, “Restructuring and Impairment Charges” (“SAB 100”). The impairment of property and equipment was accounted for in accordance with SFAS 144.

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is generated in United States dollars (“dollars”). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and each of its subsidiaries operate. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside of the Group, have been eliminated upon consolidation.

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

The Group accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Management determines the appropriate classification of its investments in marketable debt at the time of purchase, and reevaluates such determinations at each balance sheet date.

As of December 31, 2003, all marketable securities covered by SFAS 115 were classified as available-for-sale. Available-for-sale marketable securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, “Accumulated other comprehensive income (loss)”. Realized gains and losses on sales of investments, as determined on a specific identification basis, and interest income, including amortization of the premium and discount on debt securities, are included in the consolidated statement of operations, as financial income or expense as appropriate (see Note 16b).

During 2001, the Company reclassified into the trading category some of its then-existing available-for-sale marketable securities, and classified into the trading category some newly purchased debt securities. As such, as of December 31, 2001 all marketable securities were classified as available-for-sale or trading. Trading securities were held for resale in anticipation of short-term market movements. Under SFAS 115, marketable securities classified as trading securities are stated according to the quoted market prices as of each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income or expenses as appropriate (see Note 3 and 16b).

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the decline in value for securities is other than temporary. The Company’s policy in evaluating the fair value of its investments in marketable securities is based on the following factors: (i) whether there is a significant decline in value of the securities suspected to be other than temporary,(ii) the ability to hold the security until recovery and (iii) the intention to hold the security until recovery. As such, in 2001 the Company experienced a significant decline in value of certain available-for-sale securities in the amount of $ 1,791, which was considered other than temporary, and recorded a loss in the statement of operations as financial expenses (see Note 3 and 16b).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In 2002 and 2003 the Company and its subsidiaries recorded write-off expenses in a total amount of $ 608 and $ 460, respectively, of obsolete inventory and slow-moving items, which are included in the statement of operations under cost of revenues.

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

In 2001 and 2002, as part of the restructuring plans, the Company and its subsidiaries recognized an impairment loss in the amount of $ 588 and $ 319, respectively, (see Notes 1d, 2k). Based on its most recent analysis, management believes that no further impairment exists as of December 31, 2003.

i.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS 142, goodwill acquired in a business combination on or after July 1, 2001, is not amortized. Goodwill arose from acquisitions prior July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over the estimated useful life, which was eight years.

Through 2001, the Company and its subsidiaries periodically assessed the recoverability of the carrying amount of goodwill in accordance with SFAS 121 and APB 17.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Other assets, net:

Intangible assets including assembled workforce, acquired technology, patents and customer base subject to amortization arose from acquisition prior July 1, 2001, were amortized on a straight-line method over their useful lives, which are three, five, five and eight years, respectively in accordance with SFAS 121.

As for impairments, see Notes 1c1, 1c2, 1c3 and 2k.

k.	Impairment of long-lived assets:

Through 2001, the Company and its subsidiaries periodically assessed the recoverability of the carrying amount of long-lived assets and provided for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with SFAS 121.

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

Investment in companies represents investments in: (i) Preferred shares of a privately held company which is recorded at the lower of cost or estimated fair value, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee and holds an equity stake of less than 20%, (ii) a privately held company by a way of convertible loans. The value of the investment is reviewed under the hypothetical liquidation method, since the Company has the ability to exercise significant influence over operating and financial policies of the entity. The company recorded losses in the amount of $ 0, $ 325 and $ 907 in the years ended December 31, 2001, 2002 and 2003, respectively, which are included in the statement of operations under other expenses (income), net, and (iii) Common stock of a public company that is recorded at fair value, in accordance with SFAS 115.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s investment in company (i) is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB 18”). In 2003, the Company reassessed the fair value of an investment in a company and recorded a loss in the amount of $ 1,364 in the statement of operations as other expenses. As of December 31, 2003, based on managements’ most recent analyses, no further impairment losses have been identified (see also Note 6).

m.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from the sale of hardware products (“products”) and to a lesser extent from sales of software products. The Company and its subsidiaries sell their products worldwide through system integrators, VARs, distributors and OEMs who are considered end-customers.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exist and collectibility is probable. Estimated warranty costs, which are insignificant, are based on the Company and its subsidiaries past experience and are accrued in the financial statements. The Company and its subsidiaries do not grant a right of return.

Revenues from software sales, which are insignificant, are recognized according to Statement Of Position No. 97-2, “Software Revenue Recognition” (“SOP 97-2”) (as amended). Therefore, revenues from software sales are recognized when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable and collectibility is probable. Upon delivery, titles and risks are transferred to the customer and no further significant obligations exist.

Amounts received from customers for whom revenue has not yet been recognized, are presented as deferred revenues.

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

The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2001, as part of the restructuring plan, the Company and its subsidiaries wrote off an amount of $ 140 of capitalized computer software costs (see Note 1d). Based on its most recent analyses, management believes that no further impairment of capitalized software development costs exists as of December 31, 2003.

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

Royalty-bearing grants from the Government of Israel for research and development are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs.

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

Cash and cash equivalents, are invested in U.S. dollar deposits with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to these financial instrument.

Investments in marketable securities are done via major investment banks in the United States. These investments include corporate bonds and Government and Corporate structured notes. Management believes that the financial institutions are financially sound, the portfolio is well diversified, and accordingly minimal credit risk exists with respect to these marketable securities, all in accordance with the Company’s investment policy.

The trade receivables of the Company and its subsidiaries are geographically diversified and derived from sales to customers mainly in North America, Europe and the Far East. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, advanced payments, insurance, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection in addition to a general allowance for the remaining accounts. The Company and its subsidiaries perform ongoing credit evaluations of their customers. The allowance for doubtful accounts amounted to $ 814 and $ 517 as of December 31, 2002 and 2003, respectively.

s.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS 128”).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total weighted average number of shares related to the outstanding options and warrants, excluded from the calculations of diluted net earnings (loss) per share since they would be anti-dilutive, was 152,136 for the year ended December 31, 2001, 4,780 for the year ended December 31, 2002 and 390,983 for the year ended December 31, 2003.

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

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation - transition and disclosure” (“SFAS 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation (see also Note 13d).

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), pro forma information regarding net loss and net loss per share is required, and has been determined, as if the Company has accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2001, 2002 and 2003: risk-free interest rates of 4%, 3.7% and 1.5% dividend yields of 0%, for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 0.697, 0.494 and 0.712, respectively, and a weighted average expected life of the options of seven years, for each year.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:

	Year ended December 31,

	2001	2002	2003

Net income (loss) - as reported	$(39,101)	$(12,911)	$1,833
Add - stock-based employee compensation - intrinsic value	1,911	1,156	(60)
Deduct - stock-based employee compensation - fair value	(10,619)	(5,289)	(883)

Net income (loss) - pro forma	$(47,809)	$(17,044)	$890

Basic net earnings (loss) per share - as reported	$(3.24)	$(1.06)	$0.15

Basic net earnings (loss) per share - pro forma	$(3.96)	$(1.39)	$0.07

Diluted net earnings (loss) per share - as reported	$(3.24)	$(1.06)	$0.14

Diluted net earnings (loss) per share - pro forma	$(3.96)	$(1.39)	$0.07

The Company applies SFAS 123 and Emergency Issue Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of these options at the measurement date, as defined in EITF 96-18.

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

The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these funds and policies is recorded as an asset in the Company’s balance sheet.

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

Severance pay expenses amounted to $ 625, $ 395 and $ 434 for the years ended December 31, 2001, 2002 and 2003, respectively.

v.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 15%, but no greater than $ 11 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company made matching contribution up to 25% over a vesting period of 5 years.

w.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, trade payables, other accounts payable and derivative instruments approximate their fair value due to the short-term maturity of such instruments.

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

x.	Derivative investments:

The Company uses derivatives instruments to manage exposures to foreign currency, primarily marketable securities denominated in Euro. The company’s objectives for holding derivatives are to minimize these risks.

“Financial Accounting Standards Board Statement No.  133, Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income/expense in current earnings during the period of change.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in other income/expense in current earnings during the period of change.

During 2003, the Company entered into forward exchange contracts to hedge certain marketable securities denominated in foreign currencies. The purpose of the Company’s foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from the sale of these marketable securities will be adversely affected by changes in the exchange rates.

During the year ended December 31, 2003, the Company recognized a net loss of $ 39 related to the ineffective portion of its hedging instruments (inclusive of the time value of money).

y.	Impact of recently issued accounting standards:

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred; therefore, nullifying Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) that required a liability for an exit cost to be recognized at the date of an entity’s commitment to an exit plan. The adoption of SFAS 146 is expected to result in delayed recognition for certain types of costs as compared to the provisions of EITF 94-3, especially for facility closure costs. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on its consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”) amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its results of operations or financial position.

In May 2003, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” (“EITF 00-21”). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF 00-21 did not have a material impact upon the Company’s financial position, cash flows or results of operations.

z.	Reclassification:

Certain 2001 and 2002 figures have been reclassified to conform to the 2003 presentation.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- MARKETABLE SECURITIES

	December 31,

	2002				2003

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Available-for-sale:

Government and corporate debt	$36,851	$948	$(481)	$37,318	$27,459	$1,969	$(261)	$29,167
Government and corporate structured notes (*)	2,000	-	-	2,000	19,434	12	(110)	19,336

Total securities	$38,851	$948	$(481)	$39,318	$46,893	$1,981	$(371)	$48,503

*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

During 2001, the Company’s management determined that the declines in the fair value of the Company’s investment in the shares of the mutual fund are other than temporary. As such, the cost basis of these securities was written down to fair value as a new cost basis, and the Company recognized a related loss in the amount of $ 1,791 in its statement of operations. Thereafter, the Company reclassified its investment in the shares of the mutual fund from available-for-sale securities to trading securities. Also, during 2001 the Company classified some newly purchased U.S. corporate bonds as trading securities. As of December 31, 2003, the Company classified all the marketable securities as available-for-sale securities.

Realized gains on sales of available-for-sale securities totaled $ 5, $ 852 and $ 4,536 in 2001, 2002 and 2003, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities, included as a separate component of shareholders’ equity - “Accumulated other comprehensive gains (losses)”, amounted to $ (990), $ 389 and $ 1,143 in 2001, 2002 and 2003, respectively.

Included in the Company’s portfolio investments are structured notes with an estimated fair value of approximately $ 19,336 as of December 31, 2003. Such investments are used by management to enhance yields, diversify the portfolio investments, and manage the Company’s exposure to interest rate fluctuations.  The notes were acquired from several banks and were categorized as available for sale under the arrangements with the banks, whether or not, the notes bear interest based upon the rate of the LIBOR.

The notes were accounted for as separate notes in accordance with the provisions of FASB Emerging Issues Task Force (EITF) Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 7% to 8%, the deposits bear interest at the rate of 10% to 10.5% per annum. On all other days, the deposits do not bear any interest. As of December 31, 2003, investments in structured notes securities approximate their market value.

The Company recorded losses of $ 0, $ 359 and $ 0 on trading securities in 2001, 2002 and 2003, respectively.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- MARKETABLE SECURITIES (Cont.)

Company’s management believes that the unrealized losses are considered temporary as the decline in the fair value is related to securities held by the Company for short-time and the Company believes it has the ability and the intention, to retain the investments in these securities for a period of time sufficient to allow for any anticipated recovery in market value. In addition, the unrealized losses are in continuous position for a period not more than twelve months.

	December 31, 2003

	Amortized cost	Fair value

Available-for-sale securities:
Matures in one year	$3,317	$3,536
Matures from 1 to 5 years	8,523	6,957
Matures from 6 to 10 years	35,053	38,010

Total	$46,893	$48,503

NOTE 4:-    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2002	2003

Employees	$122	$116
Government authorities	193	198
Prepaid expenses	311	243
Interest receivable	887	970
Others	64	250

	$1,577	$1,777

NOTE 5:-    INVENTORIES

	December 31,

	2002	2003

Raw materials and components	$2,135	$929
Work in progress	410	943
Finished goods	1,692	1,780

	$4,237	$3,652

See also Note 2g.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:- INVESTMENT IN COMPANIES

a.

In November 2000, the Company signed an agreement with a privately held company, Mobixell Network, Inc. (“Mobixell”), according to which the Company has licensed Mobixell to use certain of its technologies valued at $ 300, based on an estimate made by management, and committed to invest through one of its subsidiaries at least $ 1,000 in Mobixell’s first round of financing. In December 2000, Mobixell completed its first financing round, in which the Company, through its subsidiary invested $ 1,064. As a result, the Company and its subsidiary received Series A Preferred shares of Mobixell representing a 13.63% of Mobixell's equity.

During the first quarter of 2003, the Company’s management determined that there was other than temporary decrease in the fair value of its investment in Mobixell. Accordingly, the Company recorded a loss with respect to the investment in Mobixell in the amount of $ 1,364, which is included in the statement of operations as other expenses.

In July 2003, the Company decided to invest an additional $ 300 in Mobixell, as part of a second investment round in Mobixell. As of December 31, 2003, the Company holds 9.1% of Mobixell’s equity. The investment is treated on the basis of the cost method (see also Note 2l).

b.

In July 2001, the Company, through Optibase B.V., invested $ 250 in a privately held company, V.Box Communication Ltd. (“V. Box”). The investment was made by way of a loan against a note that can be converted into Ordinary shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent of the Company and the other investor of V. Box. The loan does not bear interest. Through December 31, 2003, the Company invested additional $ 1,297 in V. Box in respect for additional convertible notes, as described above. In case of conversion, the Company will hold approximately 33% of V. Box Ordinary shares (see also Note 2l).

c.

In December 2002, the Company purchased 319,000 shares of Common stock of a public company, which reflect approximately 0.5%, in the aggregate amount of $ 247. The Company viewed this investment as long-term strategic investment. The carrying amount and the fair value of these shares amounted to $ 247 as of December 31, 2002. The Company sold all of these shares during 2003 and realized gain of approximately $ 386 (see also Note 2l).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-    PROPERTY AND EQUIPMENT, NET

	December 31,

	2002	2003

Cost:
Computers and peripheral equipment	$7,885	$8,254
Office furniture and equipment	591	721
Motor vehicles	46	19
Leasehold improvements	1,302	1,303

	9,824	10,297

Accumulated depreciation	7,651	8,911

Depreciated cost	$2,173	$1,386

As for charges, see Note 11d.

Depreciation expenses amounted to $ 893, $ 1,576 and $ 1,276 for the years ended December 31, 2001, 2002 and 2003, respectively.

As for impairment charges in 2001 and 2002, see Note 1d.

NOTE 8:- OTHER ASSETS, NET

	December 31,

	2002	2003

Intangible assets:
Original amounts:
Capitalized computer software costs	$1,238	$1,238

Accumulated amortization:
Capitalized computer software costs	1,018	1,098

Amortized cost	$220	$140

Amortization expenses amounted to $ 5,214, $ 1,047 and $ 80 for the years ended December 31, 2001, 2002 and 2003, respectively. The amortization expenses for the year 2001 included amortization of assembled workforce, customer base and acquired technology. The amortization expenses for the year 2002 included amortization of acquired technology. During 2001 and 2002 the assembled workforce, customer base and acquired technology were impaired (see Note 1c).

As for impairment charges for other assets in 2001, 2002 and 2003, see Note 1c.

As for charges, see Note 11d.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-    OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2002	2003

Employees and payroll accruals	$1,619	$2,152
Royalties (see Note 11b)	1,987	1,698
Accrued expenses	1,556	1,644
Restructuring accruals (see Note 1d)	51	-
Others	838	1,072

	$6,051	$6,566

NOTE 10:-  FINANCIAL ARRANGEMENTS

As of December 31, 2002 and 2003, the Company and its subsidiary had authorized lines of credit in the amount of $ 10,844 and $ 20,457, respectively, out of which $ 844 and $ 457, respectively, are linked to the NIS and bear an annual bank interest rate of Prime plus 1%-1.25%, and $ 10,000 an $ 20,000, respectively, bear an annual interest rate of LIBOR plus 0.5%. The amount of $ 20,000 is secured against marketable securities of the Company and its subsidiary.

The Company and its subsidiary had an utilized line of credit in the amount of $ 2,151 as of December 31, 2003 for marketable securities purposes only (there is no material fee for the unused portion of the line of credit).

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s facilities and the facilities and motor vehicles of its subsidiary, are leased under several operating lease agreements for periods ending in 2008.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2004	$1,207
2005	1,128
2006	807
2007	582
2008	581

$4,305

As of December 31, 2003, the Company and its subsidiary provided for long-term deposits amounting to $ 255 as collateral, in accordance with the lease agreements (see also Note 11c).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Rent expenses amounted to $ 713, $ 710 and $ 770 for the years ended December 31, 2001, 2002 and 2003, respectively. Motor vehicle leasing expenses for the years ended December 31, 2001, 2002 and 2003, were $ 530, $ 517 and $ 360 respectively.

b.	Royalty commitments:

1.

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2003, the Company has paid or accrued royalties to the OCS in the amount of $ 3,045, which was recorded under cost of revenues.

As of December 31, 2003, the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $ 1,700.

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

Through December 31, 2003, the Company has paid or accrued royalties to the Fund for the Encouragement of Marketing Activities, in the amount of approximately $ 2,743, which was recorded under selling and marketing.

As of December 31, 2003, the Company had no outstanding contingent obligation to pay royalties to the Fund for the Encouragement of Marketing Activities.

c.	Guarantees:

The Company has provided bank guarantees in favor of a lessor totaling $ 114.

d.	Assets pledged as collateral:

As collateral for the Company’s lines of credit, a fixed charge has been placed on the Company’s property and equipment, shareholders’ equity and a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all the other assets of the Company. Part of the Company and its subsidiary’s marketable securities are used as collateral for a line of credit (see Note 10).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Contingent liabilities:

From time to time, the Company is a party to claims arising in the ordinary course of its business operations. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters, if any, will have a material adverse impact on the Company’s financial condition, results of operations or cash flows.

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

According to the provisions of the law, the Company has elected the “Alternative plan benefits” - waiver of grants in return for a tax exemption. For the first two investment programs, the Company has also elected long-term loans under Government guarantees along with a tax exemption. As of December 31, 2002 and 2003, there were no outstanding loans and the right to receive such loans was terminated.

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

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

The benefit periods of the first and second programs have commenced. The benefits of the third and fourth programs have not yet commenced.

Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates of 36%.

c.	Tax assessments:

Optibase Ltd. has final tax assessments through the year 2001. Optibase Ltd. recorded tax provision in the amount of $ 67, $ 124 and $ 0, in the years ended 2001, 2002 and 2003, respectively.

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

e.	Tax reform:

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31,

	2002	2003

Operating loss carryforward	$11,536	$11,825
Reserves and allowances	737	704

Net deferred tax asset before valuation allowance	12,273	12,529
Valuation allowance	(12,273)	(12,529)

Net deferred tax asset	$-	$-

The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other differences. Management currently believes that, since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. During 2003, the Company and its subsidiaries increased its valuation allowance by approximately $ 256.

g.	Net operating losses carryforward:

Through December 31, 2003, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $ 15,719, which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2003, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $ 15,416 that can be carried forward and offset against taxable income for 20 years, no later than 2006 to 2023. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,

	2001	2002	2003

Income (loss) before taxes as reported	$(39,034)	$(11,608)	$2,740

Theoretical tax expense (benefit) computed at the statutory rate (36%)	$(14,052)	$(4,179)	$986
Tax adjustments in respect of inflation in Israel	368	-	64
Issuance expenses and tax benefits in respect of options to employees that were allowed as an expense in respect of which deferred taxes were not provided	(752)	(180)	-
Income (losses) and other items for which a valuation allowance was provided	4,550	2,852	(784)
Interest income subject to a lower tax rate	(383)	(278)	(894)
Non-deductible write-off of in-process technology and amortization of other assets	8,343	1,130	-
Interest income for tax purposes and other	67	124	-
Other non-deductible expenses	1,926	655	628

Income tax expense	$67	$124	$-

i.	Income (loss) before taxes on income consists of the following:

Domestic	$(21,124)	$(6,447)	$2,109
Foreign	(17,910)	(5,161)	631

	$(39,034)	$(11,608)	$2,740

j.	The provision for income taxes is comprised as follows:

Domestic	$67	$124	$-

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SHAREHOLDERS’ EQUITY

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

The Company raised proceeds in the amount of approximately $ 67,000.

b.	Shares in escrow due to acquisition of ViewGraphics:

1.

In December 2000, as part of the acquisition of ViewGraphics (see Note 1b1), the Company issued 1,370,150 Ordinary shares to the shareholders of ViewGraphics, of which 100,000 shares that were issued to two of ViewGraphics executives are held in escrow for a period of up to 24 months following the date of the acquisition (December 4, 2000). In the event that an executive’s employment with the Company is voluntarily terminated prior to the end of the employment term, the 100,000 escrowed shares shall be forfeited and returned to the Company. Such transaction was accounted for in accordance with Emergency Issue Task Force No. 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-8”). Accordingly, any consideration for future services should be expensed over the service period. Thus, the Company recorded a related deferred stock compensation in the amount of $ 981, to be amortized over the escrow period. As of December 31, 2003, there were no shares still held in escrow.

2.

In January 2002, the Company received back approximately 364,000 of its outstanding Ordinary shares worth $ 1,119, out of the 936,421 shares, which were previously held in an escrow account as part of the acquisition of ViewGraphics. The Company received these shares from former ViewGraphics shareholders as settlement of certain claims made by the Company relating to alleged breaches of representations and warranties set forth in the ViewGraphics purchase agreement. These shares were recorded as treasury shares.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Treasury shares:

In December 2000, the Company initiated a share repurchase program, in which the Company is authorized to purchase up to 1 million shares of its outstanding Ordinary shares, through open-market transactions. As of December 31, 2003, the Company purchased 167,000 shares of its outstanding Ordinary shares for a total consideration of $ 1,159. These shares were recorded as treasury shares.

d.	Stock options:

Since 1990, the Company has granted options to employees and directors to purchase Ordinary shares. Under the terms of these grants, options generally become exercisable ratably over a three-year period commencing with the date of grant. The options generally expire no later than seven years from the date of the grant.

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

In connection with the acquisition of ViewGraphics, the Company granted 753,384 options, in exchange for the options held by employees of ViewGraphics as of the acquisition date. These options were not granted under any of the option plans mentioned above.

On May 1, 2003, the Board of Directors of the Company approved three years extension to the options granted under the 1994 share option agreement. The Company remeasured the instric value of these options in accordance with FIN 44 and APB 25 and no deferred stock compensation was recorded. At the same date the Company adopted the “Share Option Agreement 2003” in accordance with the amended Section 102 of the Israeli Tax Ordinance.

The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The total amount of options available for future grants as of December 31, 2003, amounted to 863,829.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity, and related information, is as follows:

	Year ended December 31

	2001		2002		2003

	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Outstanding at the beginning of the year	2,901,481	$8.25	3,308,381	$7.43	3,006,505	$6.27
Granted	1,004,891	$5.03	862,700	$2.82	622,000	$2.51
Exercised	(211,781)	$3.32	(191,692)	$0.19	(567,303)	$3.59
Forfeited	(386,210)	$9.62	(972,884)	$8.33	(519,666)	$8.24

Outstanding at the end of the year	3,308,381	$7.43	3,006,505	$6.27	2,541,536	$5.56

Exercisable options at the end of the year	2,064,820	$7.73	1,828,233	$7.58	1,392,256	$7.63

Deferred stock compensation, which represents the excess of the market value over the exercise price for options granted during 2000 amounted to $ 4,794. The deferred compensation is amortized to the statement of operations over a vesting period of up to four years. Amortization expenses during the years ended December 31, 2001, 2002 and 2003, amounted to $ 1,911, $ 1,156 and $ 246, respectively.

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average number of years remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price

$ 0.17	48,245	3.93	$0.17	46,998	$0.17
$ 1.52 - $ 2.09	18,000	7.44	$1.70	4,979	$1.96
$ 2.38 - $ 4.34	1,375,758	8.36	$2.62	358,716	$2.87
$ 5.17 - $ 6.63	708,550	3.95	$5.79	614,724	$5.73
$ 7- $ 7.5	42,450	2.28	$7.05	41,367	$6.51
$ 12.03 - $ 16.88	247,533	3.52	$15.45	227,972	$15.50
$ 17.5 - $ 19.63	32,000	3.65	$18.61	31,583	$18.62
$ 23.75	56,000	3.25	$23.75	53,625	$23.75
$ 28.38	8,000	3.22	$28.38	7,500	$28.38
$ 32	5,000	3.10	$32.00	4,792	$32.00

	2,541,536		$5.56	1,392,256	$7.63

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

Weighted average fair values and weighted average exercise prices of options whose exercise price is less, equals or exceeds market price of the shares at date of grant are as follows:

	Weighted average fair values on grant date			Weighted average exercise prices

	Year ended December 31,

	2001	2002	2003	2001	2002	2003

Equal to market value at date of grant	$3.38	$1.55	$1.21	$5.03	$2.82	$2.51

e.	Warrants:

In December 1992, the Company issued warrants to shareholders to purchase 125,725 NIS 0.13 par value Ordinary shares of the Company at an exercise price of $ 0.33 per share. The warrants have no expiration date. On February 15, 1999, 41,908 of these warrants were exercised. On August 22, 2003, 83,817 warrants were exercised.

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

Under this plan, the Company granted 134,292 and 184,868 shares at an average share price of $ 3.36 and $ 1.85 in 2001 and 2002, respectively.

In November 2002, the Board of Directors of the Company terminated this plan.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: - GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

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

The following presents total revenues for the years ended December 31, 2001, 2002 and 2003 and long-lived assets as of December 31, 2001, 2002 and 2003.

	2001		2002		2003

	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets

Israel	$1,971	$5,750	$839	$2,163	$661	$1,575
North America	15,272	6,403	12,386	482	10,794	211
Europe	4,483	-	2,385	-	3,323	-
Far East (excluding Japan)	3,999	-	3,096	-	2,520	-
Japan	3,293	-	1,656	-	2,064	-
Other	414	-	62	-	15	-

	$29,432	$12,153	$20,424	$2,645	$19,377	$1,786

	*)	Net revenues are attributed to countries based on end-customer location.

b.	Major customer data as a percentage of total revenues:

	Year ended December 31,

	2001	2002	2003

	%

Customer A	13.0	13.9	1.6

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-  RELATED PARTY TRANSACTIONS

The Company has signed lease, license and distribution agreements with V. Box through December 31, 2003.

The balances with and the revenues derived from related party were as follows:

	December 31,

	2002	2003

a. Balances with related party:
Trade receivables:
V. Box	$38	$24

		Year ended December 31,

		2001	2002	2003

b.	Revenues from related party: V. Box	$48	$777	$546

c.	Lease payment received from related party: V. Box	$18	$56	$56

d.	Purchases from related party: V. Box	$-	$612	$382

	See also Note 6.

NOTE 16:-  SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,

	2001	2002	2003

Total research and development costs	$17,520	$10,468	$7,084
Less - grants and participation	(1,798)	(2,220)	(2,245)
Capitalization of software development costs	(160)	(120)	-

	$15,562	$8,128	$4,839

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-  SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial income:

	Year ended December 31,

	2001	2002	2003

Financial income:
Interest	$3,187	$3,191	$3,836
Foreign currency remeasurement differences	151	125	(212)
Realized gains on sale of available-for-sale marketable securities	5	852	4,536

	3,343	4,168	8,160

Financial expenses:
Interest	212	96	181
Unrealized losses on trading marketable securities	465	-	-
Realized losses on sale of trading marketable securities	-	359	-
Other than temporary decrease in value of available-for-sale marketable securities	1,791	-	-

	2,468	455	181

	$875	$3,713	$7,979

NOTE 17:- SUBSEQUENT EVENTS (UNAUDITED)

a.

On February 5, 2002 the Company filed a Claim with the New York Stock Exchange against Merrill Lynch & Co., for damages incurred as a result of Merrill Lynch sale to Optibase of unsuitable securities. On December 24, 2003, the panel has awarded the Company $ 1.79 million in damages. In February 2004, the Company received payments with regard to this arbitration and recorded other income in the amount of approximately $ 1,383, net.

b.

On March 26, 2004, the Company entered into an debtor-in-possession, (“DIP”), loan agreement and asset purchase agreement with Media 100 Inc., (“Media 100”), in connection with a voluntary bankruptcy proceeding filed by Media 100 in the U.S. Bankruptcy Court in the District of Massachusetts under Chapter 11 of the U.S. Bankruptcy Code, or Chapter 11. Under the DIP loan agreement, the Company will provide up to one million dollars to Media 100 to finance its continued operations during the bankruptcy proceeding. The court has ordered an expedited hearing, and has ordered sale procedures, which include notice and overbid provisions that will be applicable to the sale of Media 100’s assets. The assets are to be sold to the successful bidder approved by the court in the bankruptcy proceeding. Subject to court approval, the Company has agreed, under the asset purchase agreement, to acquire substantially all of the assets of Media 100, including their intellectual property, patents, registered trademarks, inventory and goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- SUBSEQUENT EVENTS (UNAUDITED) (Cont.)

c.

In May 2004, the Company signed a term sheet to invest an additional $ 400 in Mobixell’s Series C preferred shares as part of a total investment round participated by the current shareholders totaling $ 4 million.

- - - - - - - - - - -

Signatures

               The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

Dated: May 17, 2004		OPTIBASE LIMITED

	By:	/s/ Tom Wyler

Chairman of the Board and Chief Executive Officer

Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company's Form 6K Dated February 15, 2002).
1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company's Form 6K dated February 15, 2002).
2.1	Escrow Agreement dated December 4, 2000 by and among Optibase Ltd., Viewgraphics Incorporated, American Stock Transfer & Trust Company and John Krooss as Representative of Shareholders (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).1	Agreement and Plan of Reorganization dated December 1, 2000 by and among Optibase Ltd., Vodka Acquisition Corp., Viewgraphics Incorporated, John Krooss and the Krooss 2000 Children's Trust
Exhibit A Form Voting Agreement
Exhibit B Form of Krooss Employment Agreement (see Exhibit 10.1)
Exhibit C Forms of Employment Agreement
Exhibit D Form of Individual Shareholder Agreement
Exhibit E Form Escrow Agreement (see Exhibit 2.3)
Exhibit F Form of Agreement of Merger
Exhibit G Form of Opinion from legal counsel to Viewgraphics
Exhibit H Forms of Opinion from legal counsels to Optibase
(incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).2	Asset Acquisition Agreement dated December 1, 2000 by and among Optibase Ltd., Viewgraphics Incorporated and John Krooss (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).3	Settlement Agreement and Release dated December 1, 2001 by and among Optibase Ltd. and the former shareholders of Viewgraphics, John Krooss as shareholder representative and American Stock Transfer & Trust Company as the escrow agent (incorporated by reference to Exhibits 4.3 and 4.4 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4.(a).4	Agreement and General Release dated January 15, 2002 by and between Optibase Ltd. and John Krooss (incorporated by reference to Exhibits 4.3 and 4.4 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4.(a).5	Termination Agreement Between Optibase Ltd., Optibase Inc. and Optibase Europe Ltd. and Mr. Ran Eisenberg, dated August 29, 2001 (incorporated by reference to exhibits filed with the Form 6-K filed on February 15, 2002).
4.(b).1	Consulting Agreement between Optibase Ltd. and Mr. Ran Eisenberg, dated August 29, 2001 (incorporated by reference to exhibits filed with the Form 6-K filed on February 15, 2002).
4.(b).2	Distribution Agreement between Optibase Ltd. and Beijing Digital Express Center dated December 20, 2002 (incorporated by reference to Exhibit 4.7 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).1	Form of Letter of Indemnity between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 4.8 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).2	Form of Letter of Indemnity between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).3	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).4	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999)

Exhibit Number	Description of Document

4.(c).5	102 Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999)
4.(c).6	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999)
4.(c).7	2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to the amendment, Exhibit 99.7 filed with the Form 6-K filed on February 15, 2002).
4.(c).8	Employment Agreement with John Krooss dated November 30, 2000 (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(c).9	2003 Amendment to the 1999 Israel Share Option Plan.
8.1	List of the subsidiaries of the Company
10.1	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.
11	Code of Business Conduct and Ethics.
12.(a).1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.(a).2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.