Form 20-F
period 2004-12-31
OPTIBASE LTD
filed 2005-06-10
CIK 1077618

As filed with the Securities and Exchange Commission on June 10, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

        Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

        Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

or

        Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition period from ______ to ______

Commission File Number 000-29992

OPTIBASE LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

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
Not Applicable
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of December 31, 2004, the period covered by the annual report: 13,144,605 Ordinary Shares, par value NIS 0.13 per share.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes No

Indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17 Item 18

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

        We have registered “Optibase” and the accompanying design, “Progression”,“MPEGLAB”, “VideoPlex”, “MPEG COMMOTION”, “Media 100” and the accompanying design and “Finish” as registered trademarks. In addition, the names “MPEG MovieMaker 200, “Media Gateway”, “MGW5100", “MGW1100", “MGW2000", “VideoPlex Xpress,” “VideoPlex Pro,” “MPEG MovieMaker,” “Videoplex,” “MPEG ComMotion,” “MPEG Composer,” “VideoPump,” and “MediaPump,” are our trademarks.

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

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not required.

Item 3. Key Information

    3.A. Selected Consolidated Financial Data.

        We derived the consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and consolidated balance sheet data as of December 31, 2003 and 2004 from the audited consolidated financial statements appearing elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S accounting principles generally accepted (“U.S. GAAP”). We derived the consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 from audited consolidated financial statements that are not included in this Annual Report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with ITEM 5 – “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and the financial statements, including the notes thereto, included elsewhere in this Annual Report.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(U.S. dollars in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$30,699	$29,432	$20,424	$19,377	$20,848

Cost of revenues	13,100	15,016	10,266	8,508	9,360
Gross profit	17,599	14,416	10,158	10,869	11,488
Operating expenses:
Research and development, net	6,247	15,562	8,128	4,839	6,264
Selling and marketing, net	8,711	10,843	7,991	7,928	9,606
General and administrative	2,265	4,927	2,050	1,973	3,088
Write off of in process research and development	14,430				800
Impairment of long lived assets		8,061	6,791		1,471
Impairment of goodwill		12,872			540
Restructuring cost		2,064	505
Total operating expenses	31,653	54,329	25,465	14,740	21,769
Operating (loss)	(14,054)	(39,913)	(15,307)	(3,871)	(10,281)

Other income (expenses), net	9	4	(339)	(2,275)	933
Financial income, net	5,083	875	3,713	7,979	5,668
Net income (loss) before tax	(8,962)	(39,034)	(11,933)	1,833	(3,680)
Provision for income tax		(67)	(124)

Net income (loss) before cumulative effect of changes
in accounting principle	(8,962)	(39,101)	(12,057)	1,833	(3,680)
Cumulative effect of changes in accounting principle			(854)
Net income (loss)	$(8,962)	$(39,101)	$(12,911)	$1,833	$(3,680)

Net income (loss) per share:
Basic	$(0.79)	$(3.24)	$(1.06)	$0.15	$(0.28)
Diluted	$(0.79)	$(3.24)	$(1.06)	$0.14	$(0.28)
Weighted average shares used in computing net earning
(loss) per share (in thousands):
Basic	11,324	12,059	12,203	12,510	13,069

Diluted	11,324	12,059	12,203	13,062	13,069

	December 31,
	2000	2001	2002	2003	2004
	(U.S. dollars in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$59,446	$42,989	$45,320	$54,933	$52,480
Working capital	56,885	45,126	45,231	52,800	49,177
Total assets	116,019	71,537	59,708	66,924	65,986

Long term loans and capital lease obligations,
including current maturities	451	340	143	14	-
Total shareholders' equity	$97,415	$60,259	$49,495	$54,478	$50,827

    3.B Capitalization and indebtedness

        Not applicable.

    3.C Reasons for the offer and use of proceeds

        Not applicable.

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

(a)	Risks Relating to Market, Financial Condition and Shareholdings

        We have a history of losses and we might not be able to reach profitability.

        Since 2000 and until the quarter ended March 31, 2003, we have been operating at a loss. We returned to profitability in the quarter ended June 30, 2003 and remained profitable until the quarter ended March 31, 2004. Since the second quarter of 2004 we returned to operate in loss. As of December 31, 2004, we have accumulated losses of $66 million. Given the market conditions, the uncertainty in the technology sector and the uncertainty regarding the demand for our products and our research and development and other expenses, we may continue to operate at a loss and not be able to reach profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. In order to maintain profitability, we will need, among other matters, to aggressively expand markets for our new products while continuing to expand market share for our existing products. We cannot assure you that we will be able to increase the sales of our products and revenues and achieve profitability.

        The economic outlook may adversely affect the demand for our products and the results of our operations.

        The deterioration of the general economy in the United States and worldwide began in 2000 and continued through 2002, which has especially curtailed the business opportunities of technology companies. Although during 2004 there were signs of improvement in the economy in the United States and worldwide, there is no assurance that the improvement will be sustained or that it will lead to an improvement in the results of our operations. Weak economic conditions have caused, and may continue to cause, reductions in spending in technology markets in general, including spending in digital video and streaming based products and services. Consequently, there has been, and may continue to be, an adverse impact on the demand for our products and services, which has adversely affected, and may continue to, adversely affect our sales and results of operations. In addition, predictions regarding economic conditions have a low degree of certainty, and further predicting the effect of the changing economy is even more difficult. We may not accurately gauge the effect of the general economy on our business. As a result, we may not react to such changing conditions in a timely manner, and that may result in an adverse impact on our results of operations. Any such adverse impact to the result of our operations from a changing economy may cause the price of our ordinary shares to decline.

        We manage our available cash through various investments the market value of which is subjectto fluctuations. Impairment of our investments could harm our earnings.

        We manage our available cash through investments of various holdings, types and maturities. Approximately 65% of our available cash is invested in structured notes, or the Notes, acquired from several banks. Under the terms of the Notes, for each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 3% to 7%, the Notes bear interest at a rate of 10% to 10.5% per annum. On all other days, the Notes do not bear any interest. Changes in the rate of the LIBOR may significantly affect the market value of our investments.

        Our available cash (including the Notes) is generally classified as available for sale and, consequently, is recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). Changes in the current economic situation, interest rates and other factors may adversely affect the value of our portfolio. As a result, we may recognize in earnings the decline in fair value of our portfolio investments when the decline is judged to be other- than- temporary. For further information regarding the investment of our available cash, see ITEM 5.B – “LIQUIDITY AND CAPITAL RESOURCES”.

        Furthermore, our investments in private companies are subject to risk of loss of investment capital. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

        Our officers, directors and affiliated entities own a large percentage of our ordinary sharesand could significantly influence the outcome of actions.

        Our executive officers, directors and entities affiliated with them, in the aggregate, beneficially own approximately 17.1% of our outstanding ordinary shares, of which Tom Wyler, our President and Executive Chairman of our Board of Directors holds 14.5% (calculated taking into consideration shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2005 which are deemed to be outstanding); see ITEM 7A – “MAJOR SHAREHOLDERS”. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

        The threat of terrorism worldwide, combined with political unrest in Israel could have amaterial adverse effect on our results of operations.

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

        We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual results. Factors that may contribute to the fluctuations in our quarterly results of operations include:

—	The timing of purchases of our products by system integrators and other large customers;
—	The rate of acceptance of new products we introduce;
—	The loss of major customers;
—	Product introductions and other actions taken by our competitors;
—	Market acceptance of IP based video applications;
—	Market acceptance of IPTV (previously called "Broadband TV") video services;
—	Changing networking standards in the digital video and streaming industry and our ability to anticipate and react to such changes in a timely manner;
—	Changes in sales and distribution environments and costs;
—	Fluctuations in manufacturing yields and delays in product shipments;
—	Personnel changes;
—	Changes in foreign exchange rates; and
—	General economic conditions, particularly in those countries or regions where we sell our products.

        Historically, the prices of video encoders and decoders and content authoring tools have decreased over the life of individual products, while the complexity of new product introductions has increased concurrently. As a result, we have reduced prices for our products and we may have to reduce prices in the future. In addition, we may have to increase our research, development and marketing expenditures in response to competitive conditions and the development of new technologies and products. Accordingly, investors should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our share price may drop.

        The trading price of our ordinary shares has been highly volatile, and may continue tofluctuate significantly due to factors beyond our control.

        The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

—	The announcement of new products, services or service enhancements by us or our competitors;
—	Quarterly variations in our or our competitors' results of operations;
—	Changes in earnings estimates or recommendations by securities analysts;
—	Perceptions of the digital video and streaming and networking industry's relative strength or weakness;
—	Developments in our industry and change in demand for our products;
—	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;
—	Seize a substantial business opportunity by our competitors or us.

        We expect this volatility to continue in the future. In addition, any shortfall or changes in our revenues, gross margins, earnings or other financial results could cause the price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many technology companies and which may not be related to the operating performance of those companies. Volatility in the price of stock of companies in the digital video and streaming industry has been particularly high. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2004 through May 31, 2005, the price of our ordinary shares rose to a high of $8.32 from a low of $3.8. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

        Holders of our ordinary shares who are United States residents face income tax risks.

        There is a substantial risk that we will be classified as a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the fluctuation in the value of our stock, there is a substantial risk that we will be classified as a PFIC under a literal application of the asset test described above, which looks solely at the market value. If we were to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year, United States residents should carefully read ITEM 10E. “ADDITIONAL INFORMATION – TAXATION, UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

        Following the Implementation of SFAS No. 123R, we will be required to record a compensation expense in connection with share based compensation, and, as a result, our profitability may be reduced significantly.

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior period, however, we would have recorded a material amount as compensation expense, which would have had a material adverse effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. In addition, if as a result of SFAS No. 123R we would stop or limit the use of stock options as an incentive and retention tool, it could have a negative effect on our ability to recruit and retain employees.

        We may in the future be the target of securities class action or other litigation, which couldbe costly and time consuming to defend.

        In the past, following a period of volatility in the market price of a company’s securities, securities class action lawsuits have often been instituted against such companies. We may in the future be the target of similar litigation. If such a lawsuit were brought against us, regardless of its outcome, we would incur substantial costs and our management resources would be diverted to defending such litigation.

        We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003.This would increase our expenses.

        The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty, unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of such actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from Israeli counsel, we believe that there is a reasonable ground to the contention that though the amendment to the Law came into effect on June 1, 2003, the tax authorities may not enforce stamp duty on documents signed before August 2004, the date at which they commenced approaching companies and requested a documents disclosure. Based of the aforementioned advice we also believe that there is some ground to the contention that the tax authorities may not enforce stamp duty till guidelines to the Law (as amended) is published. However, we cannot provide any assurance that the tax authorities or the courts will accept such views and those views may fully or partially be rejected. Although at this stage it is not yet possible to evaluate the effect, if any, on our business operations of the amendment to the Stamp Duty Law, it could materially adversely affect our results of operations. In January 2005, Israel’s Minister of Finance signed an order in accordance with which the requirement to pay stamp duty was cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on loan agreements, among other documents.

        We may not be able to raise additional financing for our future capital needs on favorableterms, or at all, which could limit our growth and increase our costs and could adversely affect theprice of our ordinary shares.

        We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent approximately $37 million in cash as a component of the consideration paid to acquire the core of Hi-TV in October 2000, Viewgraphics in December 2000 and certain other assets and liabilities, see also Item 4.A “Capital Expenditures for the Past Three Years”. It is probable that we will need to raise additional capital in the future to continue our longer-term expansion plans through acquisitions. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. This could inhibit our growth and increase our operating costs.

        We do not intend to pay dividends.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

(b)	Risks Relating to Our Business

        The digital video and streaming market is highly competitive, and we may lose sales to our competitors and be forced to continue to lower the prices for our products, which may result inreduced revenues.

        We have three product lines: (i) the IPTV product line, or IPTV, which enable telephone operators and service providers to leverage their digital subscriber lines, or DSL, and fiber communications infrastructure to offer TV services to their subscribers; (ii), the Video Technologies product line, or Video Technology, which enable a variety of content creation and streaming applications in the Enterprise, Government, Broadcast and Post production markets and (iii) the Digital Non-Linear Editing product line, or Digital Non-Linear Editing, which are used by media post-production professionals and editors. Competition in each of the markets addressed by each product line is intense, and we expect competition to increase. To be competitive in each product line, we must continue to respond promptly and effectively to changing customer preferences, feature and pricing requirements, technological change and competitors’ innovations. Our principal competitors in the IPTV market include TUT Systems, Skystream Networks Inc, Nextream, Tandberg Television ASA, Harmonic Inc., Minerva Inc and Scopus Network Technologies.

        In recent years the Video Technologies market has become matured and is subject to fierce competition. The principal competitors of our Video Technologies products in the Enterprise and Government markets are VBrick Systems Inc., Amnis Systems (formerly Optivision, Inc.), Verint Systems, Inc. In the Broadcast markets our competitors for these products include Vela Research Inc., Dektec, VideoPropulsion, CMI and Stradis, Inc. In the post-production market we compete with Canopus and Matrox. The post-production market is also characterized by increasing indirect competition from vendors of software encoders and decoders like Digital Rapids, Ligos and Intervideo combined with capture cards from Winnov, Inc. and Viewcast, Inc.

        The principal competitors of our Digital Non-Linear Editing products are Accom®, Inc., Adobe Systems Inc., Apple Computer, Inc.and Avid Technology, Inc. There are many other small and medium size competitors in the market which have either introduced or announced plans to introduce disk-based systems. Because the market is constantly changing, it is difficult to predict future sources of competition; however, competitors are likely to continue to include larger vendors, such as Apple Computer, Matsushita, and Sony.

        Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do. Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors. Moreover, some companies in the digital video and streaming products industry, including some of our competitors, are participating in business combinations. These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

        In addition, we expect price competition to escalate in the digital video and streaming industry. We have consistently attempted to minimize the effect of price reductions in the market by introducing more sophisticated products at the top of our product line, and thereby attempt to maintain higher selling prices. However, competition in the future may force us to further lower product prices and we may be unable to introduce new products at higher prices. We cannot assure you that we will be able to compete successfully in this kind of price competitive environment. Lower prices and reduced demand for our products would reduce our ability to generate revenue. Failure by us to mitigate the effect of these pressures through cost reduction of our products or changes in our product mix could have a material adverse effect on our business, financial condition and results of operations.

        We derive a significant portion of our revenues from one type of product, and the failure of this type of product to meet market demands could have an adverse impact on our financial performance,revenues, and income.

        Our MovieMaker encoder product family accounted for 52% of our revenues in 2002, 43% of our revenues in 2003 and 36% of our revenues in 2004. We expect that this product family will continue to account for a significant portion of our revenues in the foreseeable future. If this product fails to match the price, availability, quality or other features of competing products or to otherwise meet our expectations with respect to market demand, it would have a material adverse affect on our results of operations.

        We depend on several large customers and the loss of one or more of these customers, or asignificant decrease in revenue from any of these customers, could have an adverse impact on ourrevenues and income.

        Historically, a substantial portion of our revenues has come from large purchases by a small number of customers. For example, our top three customers in 2002, accounted for approximately 30% of our revenues, our top three customers in 2003 accounted for 18% of our revenues, and our top three customers in 2004 accounted for 11% of our revenues. We expect to continue to depend on sales to a small number of customers. We have a limited number of long-term purchase agreements with our top customers, and as such, we have a limited number of commitments from our top customers to purchase specific quantities of products. We cannot assure that we will be able to continue those agreements under current or future market conditions. We expect that our largest customers will vary from period to period. If we lose, one or more of our large customers, and we fail to add new customers that generate significant revenues, it could have an adverse affect on our results.

        We have a limited backlog of orders and have to plan production and inventory levels on unpredictable ordering patterns. Maintaining sufficient inventory levels to meet anticipated demand increases the risk of inventory obsolescence and associated write-offs, which could adversely affect our financial performance.

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

        A significant portion of our sales efforts worldwide is conducted through a network of independent distributors. Our combined sales to three of these distributors accounted for approximately 14% of our revenues in 2002, approximately 15% of our revenues in 2003 and approximately 10% of our revenues in 2004. We are unable to predict whether and the extent to which some of these distributors will be successful in marketing and selling our products in the future. While we have a policy of using only distributors who do not distribute competing products, we have experienced, and may experience in the future, sales by our distributors of products that compete with our products. In such cases, we may have to seek new distributor relationships, and we may not be able to establish relationships on the same terms as the prior relationships. Furthermore, distributors may terminate their relationships with us upon short notice with little or no penalty.

        Our future performance also depends on our ability to attract additional distributors who will be able to market and support our products effectively, especially in markets in which we have not previously been active. Effective distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle and subsequent first-line customer support. We may not be able to retain our current distributors and may not be able to recruit additional or replacement distributors with sufficient technical expertise in the networking and video content fields. The loss of one or more of our major distributors, especially in a key market, or the failure by one or more major distributors to adequately provide customer support could adversely affect our business.

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

        Some of our sales to the telecommunication, or Telco, market segment are conducted directly. However, sales to major Telcos largely depend on our ability to develop relationship and form business combinations with well-recognized Telco vendors, such as: Alcatel, Siemens and Nortel. Failure to develop such relationships will have a material adverse affect on our revenues and results of operations.

        If the digital video and streaming market does not grow as we expect, the demand for some of our products and technology may decline and our revenues will be materially adversely affected.

        Digital video and streaming products generally, and digital video and streaming products and tools specifically, are part of a rapidly evolving market. Our growth will depend on our ability to predict which segments of that market are most likely to succeed and to successfully penetrate those segments. We have devoted substantial effort and expense to the development of new products based on our prediction of the market trends, and our future growth will depend on our ability to successfully market these products. The demand for these products depends on the rate and level of penetration of networked video applications and digital video and streaming equipment into the market generally. Because of the early stage of development of some digital video and streaming markets, the demand for, and market acceptance of, our products are subject to a high degree of uncertainty. If market growth rates do not meet our expectations, or if we are unsuccessful in identifying and penetrating those segments of the digital video and streaming market which provide the greatest opportunity for growth, our business will suffer. In addition, the general weak economic conditions have had an adverse impact on the industry and on the demand for our products. If the economic conditions persist and demand does not increase, our revenues will decline, and our business will be materially adversely affected.

        The digital video and streaming market are characterized by rapid technological changes and multiple evolving standards. If we fail to enhance our existing products, develop new and more technologically advanced products and successfully market these products, the results of our operations will suffer.

        The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. We believe that our future success will depend on our ability to maintain expertise in the networked video technologies, enhance our existing products and introduce new products and features to meet changing customer requirements and evolving industry standards. Our present products are largely based on the non-proprietary digital video compression standards and file formats, known as MPEG standards and formats, developed by the moving picture expert groups, or MPEG, which is a working group in the International Organization for Standardization, or ISO. Although MPEG has evolved as the de facto standard for compression and decompression of digital video in most of our target markets, we cannot assure you that the current de facto standards will not be replaced in the future. Microsoft has developed a different standard for compression and decompression of digital video, which is called VC-1, and is currently not supported by our products. Microsoft is currently making efforts to have this standard approved and accepted by the industry. If the market accepts VC-1 and we fail to enhance our existing products to meet this standard in a timely fashion, we may not be able to compete efficiently with our competitors.

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

        As we market our products internationally, our business is affected by a variety of regulatory directives. Our inability to comply with the directives in each country may adversely affect our operations.

        As manufacturers and sellers of electronic equipment, certain aspects of the Restriction of Hazardous Substances in Electrical and Electronic Equipment (ROHS) Directive (2002/95/EC) and the Waste Electrical and Electronic Equipment (WEEE) Directive (2002/96/EC) apply to our operation in Europe. If we will fail to meet these regulatory directives, we may not be able to market our products effectively in some European countries and as a result, our operations will be adversely affected.

        Our products could contain defects, which would reduce sales of those products or result inclaims against us.

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

        We depend on a number of third parties to manufacture, distribute and supply criticalcomponents of our products and we may be unable to operate our business if these parties fail to performtheir obligations.

        We depend upon sole source suppliers for key components used in our products. These key components include, for example:

—	Various modules, which are integrated in our systems, both for the MGW5100 and the MGW 1100 including: a switch supplied by PTI (Performance Technologies Inc.), a switch supplied by Intel, a host supplied by Freescale, backplane board by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd.;
—	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc., which are used in our MGW 5100, MGW 1100, MGW 2400, MGE 400 and Movie Maker 400 products;
—	Video compression chips manufactured by LSI Logic;
—	Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;
—	Freescale, Inc.'s DSPs, which are included in our decoders and encoders;
—	A video decoding chip manufactured by IBM;
—	HD compression chips manufactured by NEL
—	SDI interface chips manufactured by Gennum.
—	Video A/D and D/A chips from Philips which are used in our encoders and decoders;
—	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
—	Decoder chips manufactured by Zoran Corporation, which are used in our decoders;
—	A video processing chipset from Gennum, which is used in our MM200s and HDX hardware;
—	Asics manufactured by Toshiba, which is used in our 844/X hardware;
—	A processor manufactured by IDT, which is used in our 844/X hardware;
—	Advanced Image processors by Genesis and Silicon Optix, which are used in our 844/X hardware; and
—	Programmable devices by Xilinx, which are used in our Mediapump and HDX hardware.

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

        Some of our products were designed a number of years ago and we may face problems acquiring components for these products which will result in an adverse effect on our reputations and sales.

        Though we monitor the availability of components and make reasonable effort to procure sufficient quantities to meet demand, the availability of components is largely beyond our control, in particular for older components. If a manufacturer declares one or more of these components obsolete, we may not be able to meet the demand for our products adversely affecting our reputation and our sales.

        We depend on a limited number of key personnel who would be difficult to replace, and if welose the services of these individuals or cannot hire additional qualified personnel, our business willbe adversely affected.

        Our continued growth and success largely depend on the managerial and technical skills of key technical, sales and management personnel. If any of the current members of the senior management team are unable or unwilling to continue in our employ, our results of operations could be materially and adversely affected. Our success also depends to a substantial degree upon our ability to attract, motivate, and retain other highly qualified personnel. The technology associated with digital video and streaming is at a relatively advanced stage, and there are many competitors in this area. Consequently, there is considerable competition for the services of technical, sales, management and engineering personnel. In addition, our U.S. operations are largely based in Silicon Valley, a highly competitive marketplace. Therefore, we may be at a disadvantage to the extent potential employees may favor larger, more established employers, and we may not be able to retain our current personnel, or obtain the services of additional qualified personnel if and when needed.

        Our long streaming products sales cycle depends on factors beyond our control and may causerevenues to vary significantly.

        Sales of our streaming products, which generally must be integrated within a larger system, require an extended sales effort. The period from an initial sales call to the receipt of a purchase order for such products typically ranges from six to twelve months, and can be longer. Also, because our products are often used as part of a larger project, the timing of an order for our products is often dependent upon the timing of the projects, which is beyond our control. In addition, due to the operating procedures in many large organizations considering the purchase of our products, an extended period of time may be required for technical evaluation to be completed and capital expenditure authorization to be obtained within the customer. Accordingly, if a forecast of revenues from a specific customer for a particular period is not realized in that period, our operating results for such period will be adversely affected.

        Cost-reduction efforts may adversely impact our productivity and service levels.

        During 2004, we continued implementing various cost-control measures affecting various aspects of our business operations. In September 2001, we reduced our workforce by approximately 19% of our total workforce at that time. During 2002 we performed additional reductions mainly in our U.S based research and development workforce and during 2003 we performed additional reductions mainly in our Israel-based research and development workforce. During 2004 we have decided to perform an additional reduction in our U.S based research and development workforce. The reduction took place on January 2005. We may in the future be required to take additional cost-saving actions to reduce our operating losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse affect on our financial conditions. On the other hand, even if we are successful with these efforts and can generate the anticipated cost savings, these actions may adversely impact our employees’ morale and productivity, the competitiveness of our products and business, our strength and stability as perceived by our customers and the results of our operations.

        We may continue to seek to expand our business through acquisitions that could result in adiversion of resources and our incurring additional expenses, which could disrupt our business and harmour financial conditions.

        As we have in the past, we may in the future continue to pursue acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology, service or product could cause diversion of management’s time as well as our resources. Future acquisitions could result in:

—	additional operating expenses without additional revenues;
—	potential dilutive issuances of equity securities;
—	the incurrence of debt and contingent liabilities;
—	amortization of goodwill and other intangibles;
—	research and development write-offs;
—	Impairment charges;
—	other acquisition-related expenses.

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

        All of our products rely on technology that could be the subject of existing patents or patent applications of third parties. Many participants in the digital video and streaming market have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. We expect that companies will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Such claims may require us to enter into license arrangements, or may result in protracted and costly litigation that would require us and our management to make significant expenditures of time, capital and other resources, regardless of the merits of these claims. Any necessary licenses may not be available or if available, may not be obtainable on commercially reasonable terms. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop selling all or some of our products, and our business would be harmed.

        From time to time, we receive notices relating to alleged infringement. In some cases, we have not received subsequent communications after responding to the initial claim or we believe that the correspondence requires no further action on our behalf. In some other cases, we have resolved the matters on commercially reasonable terms or requested additional information in order to determine the merits of the notice. However, we cannot assure you that future claims will be resolved on such terms, and failure to resolve such claims on commercially acceptable terms could result in a material adverse affect on our business, financial condition and results of operations.

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

        Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control, especially because our facilities are located in Israel, the State of California, and the Commonwealth of Massachusetts. We do not have a detailed disaster recovery plan. In the event these blackouts, earthquake or other interruptions occur, they could disrupt the operations of our affected facilities. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses, and any potential damages resulting from such interruptions could have a material adverse affect on our business.

(c)	Risks Relating to Operations in Israel

        Deterioration in the economic conditions in Israel may adversely affect our financial conditionand results of operations.

        Following two years of decline in economic activity from 2001 to 2002, the Israeli economy in 2003 was characterized by stabilization of activity at a low level and experience from recession. Year 2004 was the first year of economic growth following three years of economic instability. The Israeli economy has also been subject to significant changes, as a result of implementation of new economic policies and privatization. If the results of these changes are unsuccessful or the economic deterioration in Israel continues, it may also adversely affect our financial conditions and results of operation and our ability to obtain financing from Israeli banks.

        Potential political and military instability in Israel may adversely affect our results of operations.

        The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business.

        From October 2000, until recently, terrorist violence in Israel increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. On June 6, 2004, the Government of Israel approved a disengagement plan, stating that it is Israel’s intention to relocate all Israeli settlements in the Gaza Strip and four settlements in the West Bank by the end of 2005. There can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue.

        Most of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

        Because most of our revenues are generated in U.S. dollars but a portion of our expenses in Israel are incurred in New Israeli Shekels, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.

        We generate most of our revenues in U.S. dollars but incur a portion of our expenses in NIS. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. Specifically, the inflation rate in Israel was approximately 6.5% in 2002, the deflation rate in Israel was approximately 1.9% in 2003 and in 2004 the inflation rate was approximately 1.2%. At the same time the devaluation of the NIS against the dollar was approximately 7.3% in 2002, the valuation of the NIS was approximately 7.6% in 2003, and approximately 1.6% in 2004. As a result of this differential, we experienced a decrease in the dollar costs of operations in Israel in 2002, and an increase in 2003 and 2004, all of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

        The government programs and tax benefits that we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

        We receive grants from the Office of the Chief Scientist, or OCS, in the Israeli Ministry of Industry and Trade for research and development programs that meet specified criteria. In addition, we received grants for overseas marketing from the Israel Fund for the Encouragement of Marketing Activities, or the Marketing Fund. We also receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including paying royalties with respect to grants received and making specified investments in fixed assets. In addition, the terms of the OCS grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. On March 29, 2005, the Israeli parliament approved an amendment to Law, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated. If we fail to comply with these conditions in the future, the benefits received could be cancelled. We could also be required to refund any payments previously received under these programs of up to 300% of the granted funds, or pay increased taxes. Through December 2004, we received an aggregate of $5.3 million in grants from the OCS. Since 1992, grants from the Marketing Fund have totaled $2.8 million, although no new grants were received in 2002, 2003 or 2004.

        The Israeli Law for the Encouragement of Capital Investment, 1959 and regulations, or the Law, prescribe an expiry date for the grant of new benefits. The expiry date has been extended several times in the past and the expiry date currently in effect is on December 31, 2007, and no new benefits will be granted after that date unless the expiry date is again extended. A government committee is reviewing the benefits program under the Law. There can be no assurance that new benefits will be available after December 31, 2007, however benefits already granted will stay in effect throughout the plan period. As we have already been granted approved enterprise status under this Law, the deadline does not have any affect on such status or on the benefits we receive. We also receive funding as part of our participation in the OCS Magnet program operated by Israel’s Ministry of Industry and Trade and under a series of research and development programs sponsored by the Commission of the European Union. Through December 31, 2004, we have received an aggregate of $4.5 million in grants from the Magnet program. In 2003 and 2004, grants from the OCS, the Magnet and the European Union programs totaled $4.3 million. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future. These programs and some tax benefits may not continue in the future at their current levels or at any level. From time to time, we submit requests for new grants from the OCS and the Magnet program and for expansion of our Approved Enterprise programs (see “ISRAELI TAXATION” – ITEM 10.E) or for new programs. These requests might not be approved. The termination or reduction of these grants and tax benefits could harm our business, financial condition and results of operations.

        Anti-takeover provisions could negatively impact our shareholders.

        The Israeli Companies Law of 1999, or the Companies Law, provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of such acquisition the purchaser becomes a holder of 25% or more of the voting rights in the company. This rule does not apply if there already is another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer, if as a result of the acquisition the purchaser becomes a holder of more than 45% of the voting rights in the company. This rule does not apply if another party already holds more than 45% of the voting rights in the company.

        Furthermore, under the Companies Law, a person is not permitted to acquire shares of a public company or a class of shares of a public company, if following such acquisition such person holds 90% or more of the company’s shares or class of shares, unless such person conducts a tender offer for all of the company’s shares or class of shares (a “Full Tender Offer”). In the event that holders of less than 5% of the company’s issued share capital or of the issued class of shares did not respond to the tender offer, then such offer will be accepted and all of the company’s shares or class of shares with respect to which the offer was made will be transferred to the offeror, including all of the company’s shares or class of shares held by such non-responsive shareholders that will be transferred to the offeror by way of a compulsory sale of shares. In the event that holders of 5% or more of the issued shares did not respond to the tender offer, the offeror may not purchase more than 90% of the shares or class of shares of such company.

        At the request of an offeree of a Full Tender Offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

        The Companies Law provides that for as long as a shareholder in a publicly held company holds more than 90% of the company’s shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares.

        Israeli courts might not enforce judgments rendered outside of Israel, which may make itdifficult to collect on judgments rendered against us.

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

        We have been informed by our Israeli legal counsel, that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that all of the following terms are met:

—	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
—	the judgment can longer be appealed
—	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and
—	the judgment is executory in the state in which it was given.

        Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court will also not declare a foreign judgment enforceable in the occurrence of any of the following:

—	The judgment was obtained by fraud;
—	There was no due process;
—	The judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
—	The judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or
—	At the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Item 4. Information on the Company

    4.A History and development of the Company

        History

        Optibase was founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Opitbase Ltd. Our principal executive offices are located at 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel, and our telephone number at that location is 972-9-970-9288. Our website is located at www.optibase.com. Optibase is subject to the provisions of the Companies Law. Our U.S. subsidiary, Optibase, Inc., was incorporated in 1991 in Delaware, and is located at 1250 Space Park Way, Mountain View, California 94043 and has another branch in the U.S. located at 260 Cedar Hill St. Marlborough, 01752.

        Beginning February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Tom Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market on September 10, 2004 Festin Management Corp. transferred all of its holdings in us to its shareholders. Based on the Schedule 13D filed with the SEC on June 9, 2005 by Tom Wyler and Arthur Mayer-Sommer, Mr. Wyler holds 1,800,000 ordinary representing 13.6% of our capital stock and Mr. Mayer-Sommer holds 1,200,000 ordinary representing 9.1% of our capital stock Mr. Wyler also serves as our President and Executive Chairman of the Board of Directors.

        Capital Expenditures for the Past Three Years

        In November 2000, we entered into an agreement with a privately held company called Mobixell Networks Inc., or Mobixell pursuant to which we granted Mobixell a license to use certain of our MPEG-4 technologies in consideration for $300,000, and committed to invest through one of our subsidiaries at least $1 million. In December 2000, we invested $1.064 million in Mobixell’s Series A Preferred shares. Mobixell Networks designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery. During the quarter ended March 31, 2003, based on updated information, we decided to adjust downward the value of the investment in Mobixell by its full amount, totaling $1.36 million. However, during the quarter ended September 30, 2003, Mobixell entered into an additional financing round that included new strategic investors. As part of the financing round, we reassessed the investment and decided to participate in the financing round in the amount of $300,000 in Mobixell’s Series B Preferred shares. In May 2004 we decided to participate in another financing round in the amount of $400,000 in Mobixell’s Series C preferred shares. As a result, our holdings in Mobixell represent 9.35% of its equity. We may participate in future financing rounds in Mobixell and our holdings may be further diluted.

        In December 2000, we acquired Viewgraphics Incorporated, a privately held company based in Mountain View, California and a provider of hardware and software products for digital video and streaming infrastructure applications. The people and technology of Viewgraphics served as the basis for our DVB and open system media gateway capabilities. Immediately following the acquisition, Viewgraphics became a wholly owned subsidiary of Optibase, Inc., our U.S. subsidiary, and operated under the name of Optibase U.S., Inc., until it was merged into Optibase, Inc. in June 2001. In connection with the acquisition, we paid an aggregate consideration of approximately $43.6 million, of which $11.8 million (net of issuance expenses) was paid in 1.37 million newly issued ordinary shares. Substantially all of the employees of Viewgraphics accepted our employment offers. John Krooss, the principal shareholder and the Chief Executive Officer of Viewgraphics, joined us as the Chief Technology Officer of Optibase, Inc. and as a member of our board of directors. Mr. Krooss ceased to be the Chief Technology Officer in September 2001, and resigned from his service as a director of the Company in July 2002. 364,023 ordinary shares, which were held in escrow as part of the acquisition agreement with Viewgraphics, were returned to us by a former employee and by the shareholders of Viewgraphics, following a settlement agreement that we signed with them in January 2002. As a result, the aggregate consideration paid by Optibase for the acquisition of Viewgraphics decreased to $43.3 million, including the value of 1.006 million ordinary shares. During the second quarter of 2002, due to the sudden decrease of Mediapump sales to SeaChange, one of our leading system integrators at that time, and due to the decrease of our market value at that time, we recorded an impairment of intangibles related with the acquisition. Related impairment of intangibles consists of an adjustment made for the valuation of the technology purchased from Viewgraphics and totaled at approximately $6.8 million. During the second quarter of 2002 and in accordance with the requirements of SFAS 142 “Goodwill and other Intangible Assets” (“SFAS 142”), we completed our goodwill impairment analysis and recognized a transitional goodwill impairment loss of $854,000 as of January 1, 2002, which was recorded as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

        In July 2001, we signed an agreement with a privately held Israeli company called V.Box Communication Ltd., or V.Box. We committed to invest through one of our subsidiaries an initial amount of $250,000. We continued to invest in V.Box, with the other shareholders pro rata to our holdings in V.Box. To date we have invested an aggregate of $2.05 million in. The investment was made by way of a loan against a note that can be converted into ordinary shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V.Box; or (iii) mutual consent of us and the other investors of V.Box. Following V. Box’s acquisition of BroadLogic’s Satellite Express(TM) and DTV Product Lines, we signed an agreement with V.Box to sell and distribute the above-mentioned products in the North America market. Additionally, we support V.Box’ operational activities. In June 2005 we have decided to invest an additional $175,000 in V.Box subject to terms to be negotiated.

        During the quarter ended September 30, 2002 we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100. We also decided to shut down the VideoPump and MGW 3100 product lines. The restructuring costs related to these actions were approximately $505,000.

        In June 2004 we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100. As a result of the acquisition two main Digital Non-Linear Editing products were added to our product portfolio. We paid $2.5 million in cash and incurred costs totaling $401,000 in connection with this acquisition. During the quarter ended December 31, 2004, we decided to significantly reduce the operation of the Digital Non-Linear Editing product line. As a result we wrote down during the quarter ended December 31, 2004 long lived assets and goodwill related to the acquisition totaling approximately $2 million in accordance with the requirements of Statement Of Financial Accounting No 144 ” Accounting for the Impairment of Long- Lived Assets and for Long- Lived Assets to be Disposed of (“SFAS 144”) and SFAS 142.

        Recent developments

        On January 7, 2005 we announced a restructuring of our Digital Non-Linear Editing product line. While we will continue to sell and support the existing suite of the Digital Non-Linear Editing product line, a considerable number of employees (approximately 20% of the total company workforce) were laid off and our research and development efforts were significantly reduced. In order to better leverage the remaining resources of the unit we decided to concentrate the development efforts on the Digital Non-Linear Editing MEDIA 100 HD product that targets the traditional installed base. During the quarter ended March 31, 2005, we recorded restructuring expenses totaling approximately $80,000. During the quarter ended December 31, 2004 we wrote down long-lived assets and goodwill totaling approximately $2 million.

        In 2005 we established a new office in Singapore that will focus on marketing, promoting and supporting the company’s IPTV product sales efforts in Asia.

    4.B Business overview

        Our business is to provide high quality equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets, which we perform through the operation of three product lines: Video Technologies (previously called “Building Blocks”) IPTV (previously called “Broadband TV”), and Digital Non-Linear Editing. Our products in all three product lines are generally manufactured by the same subcontractors by the use of similar raw materials purchased from the same suppliers. We sell our products directly and through independent distributors, system integrators and resellers.

        The following is a description of our three product lines:

Video Technologies

    Target Markets

        The Video Technologies products target the enterprise market, the governmental market and the broadcasting market. In the enterprise markets, our encoding and streaming products enable applications such as corporate training, videoconferencing, TV to desktop, corporate video messages distributed over the corporate network. In the governmental markets, our products enable the logging and streaming of legal and legislative proceedings, base surveillance, military and police monitoring, and simulated training sessions for later retrieval and debrief. In the Broadcast markets our products enable the preparation of video content for Video on Demand (VOD) or Broadcast servers, the playout of video from servers, ad-insertion into channel feeds, and the monitoring and archiving of channels for compliance checks as required by the regulator in some countries.

        Our streaming products provide broadcasters with the ability to reliably and cost effectively transport video between facilities using Internet Protocol or IP networks. Independent post production houses use our encoder products to create DVDs for corporate marketing departments, music videos, digital signage, and for private use. Broadcaster post-production facilities use our products to create show dailies and for internal review.

        We sell the Video Technologies products directly to OEMs and to video system integrators and also through a worldwide network of distributors, resellers and value added resellers.

    Products

        We develop and market platforms that can be inserted into a host computer (PC or Macintosh), for encoding video into compressed digital formats and decoding compressed digital formats into playable video. These platforms connect to the host computer using the Peripheral Component Interconnect bus (PCI). In addition our products enable the transmission of such compressed digital formats over Digital Video Broadcast (DVB) networks. We also market and sell “Media Gateways” the name we have given to our family of encoding and streaming devices that can be controlled remotely over an IP network. Our PCI platforms are the basis for other products (described below). They are also sold to system integrators who use them to build their own professional video applications. The platforms comprise of encoders, decoders and DVB interface platforms. They are provided with documented SDKs (Software Developer Kits) to facilitate the development by our customers. Following is a description of our PCI platforms and the markets and applications in which they are typically used:

Encoder Platforms
Product	Description	Market/Applications
MovieMaker 200S Last Release: Q2/2004	Half size, single board MPEG 1,2 encoder	— Video networking — Content Creation
MovieMaker 400 Released: Q1/2004	Half size, low profile dual channel MPEG4 encoder	— Monitoring, surveillance — Streaming over Internet/Intranet — Archiving
RTE SDK Last Release: Q2/2004	Software development kit for application development over Optibase encoder products	— Various applications

Decoder Platforms
Product	Description	Market/Applications
VideoPlex Plus Released: Q1/1996	MPEG-2 decoder, composite output	— Business TV
VideoPlex Pro Released: Q2/1998	MPEG-2 decoder, composite output, closed caption and genlock features	— Content creation — Video server upload — Ad insertion
VideoPlex Xpress Last release: Q4/2003	MPEG-2 decoder, composite and VGA output (Optibase Player)	— Network client. — Kiosk station
VideoPlex HD Last release: Q2/2005	MPEG-2 High Definition decoder	— Digital Cinema — Digital Signage — Content creation for HD broadcast
RTD SDK Last Release: Q1/2002	Software development kit for application development over Optibase decoder products	— Various applications

DVB Interface Platforms
Product	Description	Market/Applications
MediaPump Last Release: Q1/2005	Family of products for capture, playout, multiplexing, demultiplexing and splicing of MPEG-2 DVB streams	— Various broadcasting applications. — Lab testing
MediaPump SDK Last release: Q1/2005	Software development kit for application development over the MediaPump products	— Various applications

        Based on these encoder and decoder platforms we also develop and market the following content creation software applications which run on the PC and the Mackintosh computer respectively:

Content Creation Software Applications
Product	Description	Market/Applications
Composer Last release: Q2/2004	Encoding management software application	— Video archiving — Content creation — Video server upload
Composer for MAC Last release: Q4/2004	Encoding management software application	— DVD Creation

        Also based on the encoder and decoder platforms, we have developed and we market the following video streaming applications that run on the PC.

        In addition to the PCI platforms, their SDKs and the software applications that run above them, we also develop and market integrated devices for encoding and streaming which we have called Media Gateways. These devices do not require installation of hardware and are remotely managed by either a web interface or an SNMP management application. They do not use the PCI platforms for encoding or decoding though they are based on similar technology:

Streaming Media Gateways
Product	Description	Market/Applications
MGW 2000e Last release: Q1/2005	Rack mountable, modular video streaming server supports up to 6 MPEG 1 & 2 encoding modules in a single enclosure. Reliable, using embedded OS and no moving parts. Supports IP multicast and comes with web based management system. In particular, has a low latency mode for surveillance applications.	— Video over IP for Enterprise networks — Video server upload — Monitoring — Surveillance — High quality TV to the desk top

Streaming Media Gateways
Product	Description	Market/Applications
MGW 2400 Last release: Q1/2005	A multi-channel WMT encoding and streaming server with SNMP management software, designed to enable the deployment of advanced streaming media services over the broadband Internet and corporate networks. MGW 2400 encodes and streams up to six live Microsoft WMT compliant streams over broadband terrestrial and wireless networks such as ADSL, FTTx, satellite, cable, Ethernet LANs and the Internet. It supports live WMT stream upload to Microsoft Windows Media Server and IP multicast, unicast, UDP and HTTP protocols, ensuring efficient transmission over a wide range of networks.	— TV Broadcast over IP to Home PCs — Webcasting — Video server upload for Web streaming — Business TV — Corporate training — Distance learning

    Products under Development

        We are currently developing new features for the MovieMaker200S product line and a new PCI Encoder capable of encoding both SD (Standard Definition) and HD (High Definition) video. Both are scheduled for release during 2005.

IPTV

    Target Markets

        The IPTV target market is mainly composed of telephone operators and service providers all over the world. The IPTV products address the needs of telephone operators and service providers, who are leveraging their DSL (“digital subscriber line”), which is a family of digital telecommunication protocols designated to allow high speed data communication over existing telephone lines, or fiber communications infrastructure to add multi-channel television services to the data and telephony services that they offer today. These services are offered to home subscribers, to organizations, gated communities or within hotels for entertainment.

        In these applications, the products are integrated in a video head-end, receiving content from various sources, including satellite, and distribute the content over the access network.

        Two key features of the IPTV products are their ability to transcode and to transrate compressed video feeds. Transcoding means the conversion of a bitstream from one compression format to another. Transrating is the reduction of the bitrate of the content without changing the compression format. These features enable the adaptation of content received by satellite to the compression formats and bitrates required for distribution over low bandwidth networks.

        The television over DSL market is expected to grow significantly over the next few years. According to Multimedia Research Group (MRG) market research from February 2005, the number of worldwide DSL subscribers will grow from 109 million on 2004 to 204 million in 2008. We are partnering with vendors and system integrators to make service deployments easier.

        The IPTV products are also suitable for certain enterprise and governmental applications, including surveillance and monitoring for the military and police. In these markets the IPTV products complement the Video Technologies products where there is a requirement to handle many channels at one location, where high availability is crucial or when transcoding or transrating is needed.

    Products

        We develop and market high reliability Media Gateway product lines, which enable service providers and Telcos to stream digital video over their broadband infrastructures, such as: Digital Subscriber Line (DSL) or Fiber. The product line include: MGW5100, MGW1100 and suite of management solutions for controlling and monitoring the MGWs. Both products are being used in video head ends, to create digital video streams which are received from variety of sources such as satellite receivers, video cameras and video storage.

        The following is a list of the IPTV products including a description of their typical markets and applications:

Carrier Grade Streaming Media Gateway Products
Product	Description	Market/Applications
MGW 5100 Last release: Q4/2004	A multi-service platform that lets carriers stream TV over broadband IP or ATM networks such as xDSL, LMDS and FTTx. MGW 5100 encodes, transcode, transmits and recasts up to - 26 MPEG-1, MPEG-2 and Windows Media Technology (WMT). This year we also plan to support and MPEG-4 AVC/H.264. Suite of management solutions offers provisioning, monitoring, alarming and control and enabling smooth integration into a variety of networks and access management applications.	— TV broadcast over IP/ATM broadband
       networks to home subscribers or to
       hotel rooms.
— Surveillance for the military or
       police.
— Logging and video server upload of
       broadcast services for compliance
       checks as required by the
       government regulation or by
       advertisers.
— TV broadcast over IP/ATM broadband
       networks, mainly for master head
       ends
— Video server upload for VOD
       services and nPVR (network
personal video recording)
MGW 1100 Introduced Q4/2004	A multi-service platform that lets carriers stream TV over broadband IP or ATM networks such as xDSL, LMDS and FTTx. MGW 1100 encodes, transcode, transmits and recasts up to 12 MPEG-1, MPEG-2 and Windows Media Technology (WMT). This year we also plan to support Microsoft VC-1 (pending SMPTE approval) and MPEG-4 AVC/H.264. Suite of management solutions offers provisioning, monitoring, alarming and control and enabling smooth integration into a variety of networks and access management applications.	— TV broadcast over IP/ATM broadband networks, mainly for regional head ends — Video server upload for VOD services and nPVR (network personal video recording) — High end surveillance applications

    Products under Development

        For our carrier grade product line, the MGW5100 and MGW1100, we are continuing the development of the MPEG-4 AVC (H.264), to be released during 2005. We believe that this new Codec whose standardization process was completed in 2004, will provide better performance than the most common MPEG-2, which is currently being used by cable and satellite operators. MPEG-4 AVC will be an important addition to our line of products and will enable broadcast video quality over limited bandwidth DSL infrastructure.

Digital Non-linear Editing

    Target Markets

        The customers for our Digital Non-Linear Editing products are media post-production professionals and editors. Many of our customers in the Digital Non-Linear Editing market are full-time broadcast designers, visual effects artists, and video editors operating as employees of professional television and post-production establishments, such as major networks, cable networks, independent post-production facilities, and small creative boutiques. The remaining customers are full-time or part-time video editors operating at businesses, schools, government offices, hospitals, or non-profit institutions. In some cases, our customers are “independent”; they are self-employed and operate on their own typically on behalf of both broadcast-related and non-broadcast or industrial clients.

    Products

        We develop and market professional video editing systems on the Apple Macintosh platform. The Media 100 HD product handles high definition and high quality standard definition video signals through a combination of proprietary video hardware (PCI boards) and software. This combination allows us to provide real-time video effects and a range of input and output choices. These products are used to create video programming for broadcast, educational and corporate uses. Media 100 products are owned by video production companies, broadcast stations and networks, schools, churches and government agencies around the world.

        Our 844/X is a PC based combination of proprietary hardware and software for a high end compositing and video finishing for standard definition video. This product is designed to produce many layers of real-time video effects in a very cost effective combination.The following is a list of the main Digital Non-Linear Editing products, including a description of their typical markets and applications:

Digital Non-Linear Editing
Product	Description	Market/Applications
844/X Last release: Q1/2005	Professional Non-linear editing and compositing finishing system. Uses proprietary hardware made from custom ASIC's and FPGA's. Runs on Win XP only.	— Broadcast television station promotions department — Medium to small market post production boutiques.
Media 100 HD Last release: Q1/2005	Easy to use Non-linear editing system for the Apple Macintosh that uses proprietary hardware for input and output of video signals. Supports high definition and standard definition video.	— One man band producer/editors who need HD and 10-bit uncompressed SD — Traditional Media 100 installed base

    Products under Development

        We are currently developing a software only version of Media 100 HD and a 10.5 release of the same product with incremental new features on the same hardware. We are currently involved in a series of feasibility studies that include releasing a timed out version of the Media 100 sw product while it is under development. This product is a fully functioning version of the Media 100 HD product, but does not depend on proprietary hardware in order to function. We will be collecting data from users during this “public beta” without guaranteeing support or a level of functionality. A parallel feasibility study is underway to determine the scope of the 10.5 release for the Media 100 HD product. Since the two products share the same codebase, these development will serve both products.

Examples of Product Deployments

        Listed below are examples of product deployments from our three product lines that illustrate the use of our products in the markets and the applications they address.

Markets	Applications	Integrators/End-Users
Telecom Operators (IPTV)	Multi channel TV over DSL and FTH	— Chunghwa Telecom — Fastweb — HTC — Piedmont Communications — Magnet Networks — Falcon Communications — Citizens Cablevision — Daktel — Scott County — Venus Telephone Corporation
Broadcasting	Video on Demand (VOD), Near VOD, Hospitality	— SeaChange International — Prediwave — N2 Broadband
	Ad Insertion	— CCTV (China Central) — SeaChange International — IBM Corporation — AdTech, Inc. — Maddox Broadcasting
	MPEG-2 transport stream splicing	— Seachange International
	Interactive TV	— Open TV — Worldgate — Liberate
Enterprise	Business TV	— Cisco — Legislative Yuan of R.O.C — China's life insurance company — KIA Motor
	eLearning	— Midwest Concepts — Rockford Public Schools — GreenCastle District — Nanyang Technological University — Seoul Institute of Arts
	Monitoring and Satellite News Gathering	— Antena 3 — Paltel — Israel's Channel 2 and Channel 10
	Telemedicine	— Biologic
Professional Content Creation and post production	Video Archiving/Cataloging	— CNN — British Broadcasting Corporation — French National Library — Corbis Motion — British Pathe — Holocaust Rememberance Authority

Markets	Applications	Integrators/End-Users
	DVD and VCD creation	— CFA Communications
	Broadcast promotions, post production boutiques, single owner/operator production companies, corporate in-house production	— KLRN-Texas — John Hancock — Magic Eye GmbH

        Fastweb. Italy’s largest competitive operator offers integrated broadband telecommunications services using IP-based architecture both over its fiber optic and its DSL network. The services are provided to both business and residential customers in the main Italian cities. FastWeb offers the integration of voice, broadband Internet connectivity, data transmission and television over a single connection and is constantly focused on the development of new value added services. FastWeb TV allows subscribers to access the main Italian broadcast TV channels, a selection of satellite channels and a Video-on-Demand service, which offers more than 4500 titles on-demand. FastWeb chose the MGW 5100 for the streaming of some of its channels in multicast mode over the network to a set top box located in the premises of approximately 110,000 residential end users.

        Chunghwa Telecom (Taiwan’s largest broadband network operator). In order to deliver multimedia on-demand services such as video-on-demand and karaoke-on-demand to more than 20,000 of its ADSL subscribers, Chunghwa Telecom selected our MGW 2000 streaming server. This product is a multi-channel streaming server with an embedded operating system, capable of encoding and transmitting sixteen live and pre-recorded streams simultaneously, and delivering full-screen, full-motion, high quality video. Its scalability and flexibility, combined with the ability to replace deployed encoding modules without interrupting service, proved to be winning factors in the stringent trials conducted by Chunghwa Telecom.

        Broadcasters Channel 10 & 2 Israeli commercial broadcasters, Channel 2 and Channel 10 have used our encoding & streaming platforms to deliver round-the-clock live video programming from the Athens 2004 Olympic Games. By using our streaming solution, the broadcasters are able to implement IP multicasts and utilize IP networks, which allow for the delivery of 4 Mpbs streams at a fraction of the cost of satellite broadcasts. A web based management system facilitates remote control and configuration of the system at all times.

        Cisco In order to provide the best financial services to its customers, a large international banking institution wanted to keep its stock traders constantly updated on market changes with live news feeds and stock analysis data. To meet this challenge, Cisco Systems and Optibase teamed together to provide a private video distribution network to the stock traders. The network is powered by the Cisco IP/TV 3400 broadcast server using our MPEG MovieMaker 200 encoder. The MovieMaker captures live video feeds and encodes and compresses the data, which is then streamed to the desktops of 750 stock traders. There are four monitors on each stock trader’s desktop which are powered by an Hewlett Packard Kayak computer containing our VideoPlex Xpress MPEG decoder. Stock traders can view live transmissions of news services such as Bloomberg news or Financial Times TV in a small window on any of the monitors along with real-time financial data. Besides its importance as a real-time information tool, the network will also be used for live video briefings and updates from the bank’s senior account managers.

        Rockford Public Schools (Safari). The Rockford Public School district in Grand Rapids, Michigan wanted a reliable, flexible and easy-to-use video on demand, or VOD, system with a rapid response time that would benefit educators and their students. Each of the twelve Rockford Public Schools houses its own video cassette recorders, or VCRs, and digital video disc, or DVD players, and utilizes Safari Source Controllers to allow remote local area network, or LAN-based control of the analog video sources. For the real-time MPEG streaming of analog sources, Safari uses our MGW 2000, a TV streaming platform that enables the delivery of TV over IP services to the classrooms. With Safari’s customized architecture, each school is able to access, control and view analog video media located in any of the other schools. By making it straight-forward to access programs and video content located in other schools, the VOD system eliminates the need for duplicate content to be stored in video home system, or VHS, or DVD format in each individual school. It is a cost efficient solution that offers students and staff a much wider selection of programming.

        Geller/Goldfine Productions. Geller Goldfine Productions produces and directs feature-length documentaries for theatrical, broadcast, and home video release. With the Media 100 844/X Geller Goldfine edited the two hour film, cutting was done with the Media 100 i system. For the sound mix, Geller/Goldfine exported an OMF file from the Media 100 i system, and then re-imported a mixed-down stereo file back into 844/X to output the final theatrical master.

    Sales and Marketing

        We sell our products through the combined efforts of our direct internal sales force including an internal telemarketing group and through indirect channels, including independent distributors, system integrators and resellers. A key element of our sales and distribution strategy is to cultivate strategic relationships with companies that can promote reference sales with the potential for significant revenue impact. The particular mix of sales and distribution methods we use varies according to geographic region.

        Our sales efforts in North America, Central America and South America are managed by Optibase, Inc., which is headquartered in Mountain View, California. Our North American sales activities are conducted primarily through our direct sales organization, which focuses on key accounts, which include telecommunication operators, system integrators and OEM accounts that offer strategic opportunities or large volume potential. North American sales efforts are supplemented by our VAR (Value Added Reseller) channel, through which our products are sold directly to end-users. North America accounted for approximately 61% of our total sales in 2002, approximately 56% of our total sales in 2003 and approximately 60% of our total sales in 2004.

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

        Distributors also generate and follow up on sales leads; act as the sole interface with customers, translate our promotional and technical written materials and endeavor to meet agreed sales targets. Depending on market size and potential, the number of distributors and other partners in a given geographic region varies. Each is carefully selected based on its background in video and networking technology, its knowledge of the local market, its customer base and its reputation. In addition, we strive to work with partners who will devote significant time and effort promoting our products and who do not have product line conflicts. Our distributors do not usually have exclusive rights with respect to any of our products or market segments, and none of our distribution agreements limits our ability to independently develop products or to enter markets. While most of our relationships can be terminated by either party upon short notice and without significant penalty, we have maintained long-standing relationships with a vast majority of our distributors. Many of our largest distributors have carried our products for over three years.

        Distributor and direct account relationships outside of North America are managed directly or indirectly from our headquarters in Israel and our Massachusetts office. In Europe these distributors and customers are supported by three Optibase sales managers, one in France, one in the UK and the other in Israel. This “local presence” approach brings with it many advantages related to culture and language. Our office in Beijing, China directs our sales efforts in China and Hong Kong and those in Japan are aided by our Japanese representative in Tokyo. Sales to Asia Pacific, or APAC are managed directly from our headquarters in Israel. European sales constituted approximately 12% of our total revenues in 2002, approximately 17% of our total revenues in 2003, and approximately 16% of our total revenues in 2004, while sales in Eastern Asia, including Japan, constituted approximately 23% of our total revenues in 2002, approximately 24% of our total revenues in 2003, and approximately 15% of our total revenues in 2004. Sales in Israel and other areas outside of North America was approximately 4% of our total revenues in 2002, approximately 3% of our total revenues in 2003 and approximately 9% of our total revenues in 2004. Please also see item 5.A. Combined sales to our three leading distributors of our products accounted for approximately 14% of our worldwide sales in 2002, approximately 15% of our worldwide sales in 2003, and approximately 10% of our worldwide sales in 2004. Combined sales to our three leading system integrators accounted for approximately 30% of our sales in 2002, approximately 13% of our sales in 2003, and approximately 10% of our sales in 2004.

        We also received grants from the Marketing Fund. The government of Israel through the Fund for Encouragement of Marketing Activities awarded the company grants for participation in foreign marketing expenses. The grants were based upon the expenses reported by us to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by us, up to a total amount equal to the grants we received from the Marketing Fund. Grants recorded from programs beginning on or after January 1, 1998 bear royalties of 4% plus interest at LIBOR. We will face royalty obligations on grants from the Marketing Fund only to the extent we actually achieve increases in export sales. The proceeds of these grants were presented in our consolidated financial statements as a reduction of selling and marketing expenses. Through December 31, 2004, we had recorded grants from the Marketing Fund in the aggregate amount of $2.8 million, and had no contingent liability for which we had not yet recognized royalty obligations. No funds were received from the Marketing Fund during the years 2002, 2003 and 2004.

        Technology

        Since our inception, we have focused the efforts of our team of experienced personnel on developing expertise in MPEG-based digital video. MPEG-1 was finalized as a standard in 1991, and by 1992 we had introduced our first MPEG-1 PC decoder, which enabled high-quality viewing of digital video content on stand-alone PCs. In 1993, we became one of the first companies to offer a real-time MPEG-1 encoder for the PC. In 1995, we expanded our expertise to include the streaming of video content over IP and other packet-based networks. In 1996, we combined our networking expertise and extensive MPEG experience to introduce our first MPEG networking products, and in the third quarter of 1998, we began shipping our MPEG-based content creation tool, DVDFab!. In the first quarter of 2000, we released ComMotion Pro, which is a scalable, Web-based networking software application enabling the transmission of MPEG-1 and MPEG-2 digital video and MP3 digital audio over private broadband networks. Our in-depth understanding of network protocols and the MPEG standard has allowed us to develop real-time MPEG data transfer products and content creation tools. Each of these products is defined by a hardware platform used in conjunction with a core proprietary software technology.

        In November 2000, we released our MGW 2000, which is the first product of our MGW product line that provides streaming media gateway solutions for enterprises and broadband markets. In November 2002 we released the MGW 2400, which enables direct streaming of video over the Internet, Intranets and other broadband IP networks using the MPEG-4 format and compliant with Windows Media Technologies (WMT).

        In December 2000, we acquired Viewgraphics Inc. Viewgraphics brought to Optibase critical expertise in DVB (Digital Video Broadcast) technology, which primarily involves the transmission of MPEG-2 over digital cable networks. Viewgraphics has also contributed expertise in uncompressed serial digital video technology and open systems based software technology. Viewgraphics was founded in 1985. Between 1985 and 1991 Viewgraphics designed and developed imagery frame buffer technology under contract to US defense contractors. Between 1991 and 2000 Viewgraphics sold a product called Viewstore, a high-end video sequencer, to the video research marketplace. Over this period Viewgraphics became a leader in advanced video technologies and interface methodologies. In 1996, Viewgraphics brought out the MediaPump and VideoPump products for DVB and SDI (Serial Digital Interface) respectively. Viewgraphics had become a leader in DVB interface technology primarily through superior technology in the areas of video stream processing, video stream splicing and overall signal integrity and operational reliability. During 2001, we redesigned and enhanced the MediaPump introducing an improved, low cost product, the MediaPump 533. We also introduced the MGW 3100 DVB/IP Gateway system, based on the MediaPump products and based on the technology developed for DTV:Net, a product introduced by Viewgraphics in 2000. The MGW 3100 is a bridge between DVB and IP networks for the transmission of video over IP between two remote sites, or backhaul, and the distribution of DVB content over IP. In addition, we successfully incorporated the DVB de-multiplexing technology of the MediaPump into the MGW 5100 to enable the transcoding of video content from satellite and cable feeds and its distribution over IP and ATM-based access networks. In the third quarter of 2002 due to a sudden decrease in MediaPump sales to SeaChange, one of our leading system integrators at that time, and after assessing markets conditions, we decided to cease additional research and development efforts for the MediaPump, VideoPump and MGW 3100. We decided to shut down the VideoPump and MGW 3100 product lines, and to reduce the investment in the MediaPump. We continue to sell and support the MediaPump

        In December 2002, we released the MGW 5100, a carrier grade product that enables the encoding and transcoding of video content from one format to another and the streaming of video over broadband IP networks. The MGW 5100 is the first member of our IPTV product line.

        In December 2004, we released the MGW 1100, a cost effective carrier grade that enables encoding, transcoding and streaming digital video solution. The MGW1100 will mainly be used by service providers who are looking for a small-scale cost effective solution for master and regional head ends.

        Encoder and decoder related technology. Firmware, the low-level software that resides on the printed circuit board in our products, provides for the basic audio/video compression operations. We have implemented the MPEG-audio compression algorithm known as Layer II on a dedicated digital signal processor, or DSP, and we have integrated an implementation of a Dolby AC3 audio encoder on the same DSP. We have developed a high quality MPEG-4 encoder on a powerful multimedia DSP from Equator Technologies for some of our products. We have also researched and developed algorithms to be implemented by firmware and DSP to improve the quality of our encoders using advanced preprocessing techniques. Real-time audio and video layers handle the real-time processing of the elementary audio and video streams that are generated through the encoder hardware. At the audio/video synchronization layer, a patented technology we call EverSync assures the synchronization of both audio and video, even with unstable video sources or random noise and disconnections, eliminating the need for an external timing correction device. Another related technology that we have developed is a two-pass variable bit rate encoding process that allows for better optimization of the bit per frame ratio to improve the overall perceived quality throughout the entire video clip. In cooperation with a certain technology vendor, we have developed an encoder that supports the H.264 (or MPEG-4 part 10, or AVC) format for our IPTV products. We have also developed a PCI encoder of high definition video for broadcasters and digital signage.

        Another layer is used to handle the multiplexing, of the elementary audio and video streams into a single stream. This layer allows for multiplexing of programs originated from multiple encoders into a single transport stream and can handle multiplexing of variable bit rate MPEG streams as well as constant bit rate streams. In addition, despite the fact that the MPEG and MPEG 2 standards do not support certain lower frame rates, our patented technology (that we call SmartMux) embodied in this layer enables the generation of streams with low frame rates, trading smoothness of motion for higher image quality at a given bit rate. Another component handles the frame accurate operation of the encoding process and the frame accurate control of a VCR or similar device to enable frame accurate capture and encoding from the device for our content creation products. A real-time preview component allows for previewing encoded material via an external MPEG decoder.

        Because our proprietary software is compatible across most of our hardware platforms, a separate component is able to automatically detect the hardware installed, determine its capabilities and report them to the user application without the user needing to know which hardware platform is installed.

        DVB (Digital Video Broadcast) Technology. We provide proprietary technology to record, play and process multiple program transport streams, or MPTS, of DVB. Our MediaPump PCI card can capture all the programs in a multiple program transport stream. Also, on output, the MediaPump takes several single program transport streams, or SPTS, and combines them together into one multiple program transport stream using the MediaPump’s multiplexer. The MediaPump then plays this stream out. Before creating the output multiple program transport streams, the MediaPump can also splice together the digital data bits for two single program transport streams. This patent pending technology represents an important technological advantage since it makes it possible to switch between MPEG-2 streams without either losing the picture entirely for a second or generating an ugly break-up of the television picture. We have also developed a DVB-compliant scrambling capability implemented on the MediaPump hardware. Scrambling is employed by DVB programming providers to assure that only paying subscribers have access to content. The scrambling process is quite complex and not easily implemented in software. It therefore requires a dedicated product that scrambles the content emitted by the MediaPump before transmission. Having the scrambling feature implemented in our hardware reduces for our customers the total costs of providing a service.

        IP Network-related technology. We have developed transport and control protocols for the streaming of multimedia over IP networks, such as the real time transport protocol, or RTP, the real time control protocol, or RTCP, and the real time streaming protocol, or RTSP, that are becoming widely adopted and standard in the industry. In particular, we have implemented the specifications of the ISMA (Internet Streaming Media Alliance) for the transmission of audiovisual content over the Internet. We have also developed proprietary mechanisms that allow system integrators to develop packet-based network solutions. These mechanisms bridge the real-time nature of MPEG encoders and the non-real-time nature of packet-based networks, and allow for unicast, broadcast and multicast capabilities. One of these mechanisms, known as smoothing, is used to reduce congestion of the network and prevent the dropping of packets in routers and by other networking interfaces. Another mechanism enables our decoders to recovery gracefully when encountering packet loss. We support de-multiplexing on the host processor and also on our decoder hardware. The latter allows the PC to perform other time critical tasks and also enables multiple boards to run on one PC without overloading the PC processor. The MGW 3100 product is based on sophisticated streaming software for streaming DVB over IP, and includes patent pending techniques for clock locking, drift compensation and data multiplexing for packet networks. The MGW 3100 also employs some multicast and quality of service, or QoS, technologies. In the third quarter of 2002 after assessing markets conditions, we decided to shut down the MGW 3100 product line.

        SDK (software development kit) technology. Our PCI encoder, decoder and DVB related technology as well as the networking related technology described above is exposed by our software development kits, or SDKs. The various components and tools are organized within the SDKs, which are structured to manage the inter-dependency of these various components in an optimal manner. The SDKs are designed to allow system integrators to easily incorporate our MPEG encoders, DVB interfaces, and SDI video interface hardware platforms into their own digital video systems and establish links with existing end-user applications, exploiting the full range of our core technologies for their applications in a productive manner. The SDK has been designed so that once it has been used to incorporate one of our products into a customer’s system the same system can easily be upgraded to incorporate new generations of our products or expanded to incorporate new products and capabilities.

        Content creation technology. Specific technology contained in the encoder SDKs, which facilitates video content creation, is embodied in our content creation software. The software incorporates much of the proprietary technology described above, including EverSync, variable bit-rate encoding, advanced multiplexing, SmartMux to facilitate the content creation process. We have also developed support for the Material Exchange Format, or MXF in the Composer. MXF is a file format that is optimized for the interchange of audiovisual material and its associated descriptive data for the content creation industries. The Composer with MXF support will assist TV production installations to migrate from existing tape-oriented work flows to digital video server-oriented workflows, in which they can easily create audiovisual content and associate descriptive data with the content for later reference or modification by editing and archiving systems.

        Broadband Internet related technology. We are developing the video and audio compression algorithms targeted to meet the broadband Internet bandwidth and quality requirements. We define the broadband Internet to include the bandwidth range of 10kbps to 3.5 Mbps, which can be served by cable modems, various types of digital subscriber line, or xDSL, modems and wireless technology. The video encoding technology that we are developing is based on the MPEG-2, MPEG-4 and AVC international standards and Microsoft’s proprietary WMT streaming format. We have implemented some of these technologies on a powerful multimedia DSP. Our technology includes pre-processing algorithms, motion estimation algorithms and improved rate control algorithms. We have also integrated an advanced audio coding, or AAC, encoder into our MPEG-4 products.

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

        Transcoding technology. An important feature developed for the MGW 5100 is the ability to transcode one media format to another. We have developed the ability to transcode compression formats from MPEG-2 to MPEG-4, from MPEG-2 to Windows Media compliant compression and to transrate from MPEG-2 at a high bit rate to MPEG-2 at a lower bit rate. The source can be either a variable bit rate, or VBR, or constant bit rate, or CBR, compression format. Some of the technology is licensed from a technology vendor and integrated into our products. We have also developed the ability to pass-through specified elements of the audiovisual information without transcoding, such as closed captions and audio streams. In addition to transcoding at the compression layer, we have further enhanced our networking capabilities to perform translation of the network layer between DVB, IP/Ethernet and ATM according to the needs of the service provider. With regard to ATM we have developed the capability of transmitting audiovisual content over native ATM and over IP over ATM.

        Carrier Class systems related technology. As part of the development of the IPTV products, the MGW 5100 and the MGW 1100, we have implemented such features as redundancy and scalability, no single point of failure, and the ability to meet NEBS requirements. These features are required by Telcos (i.e. carriers) and service providers in order to ensure a reliable service to their customers.

        Video preprocessing and quality enhancement technology. New applications for MPEG-2, such as video digital subscriber lines and video on demand for the cable market have encouraged us to enhance the quality of our MPEG-2 video encoding at low bit rates. We are developing tools for quality measurement, preprocessing modules in DSP and field programmable gate array, or FPGA, and are researching more advanced techniques like look-ahead and adaptive preprocessing for improved compression of video content. The first implementations of this technology have already yielded good results for the encoders in our IPTV products.

        Technology Acquired with the purchase of certain assets and liabilities of Media 100. The Non-linear Editing products acquired with the certain assets and liabilities of Media 100 are designed as integrated software and hardware systems. The hardware engine comprises one or more PCI cards that fit into the backplane of either a Windows NT or Macintosh computer. The hardware provides the essential video and audio processing functions. The software has two layers: a user interface and software that functions as an intermediary between the application and the hardware. The intermediary software controls the hardware functions and the transfer of data between the hardware and the host computer.

        The 844/X is built upon a set of PCI cards collectively called the GenesisEngine. The GenesisEngine houses proprietary Application-Specific Integrated Circuits, or ASICs, that were designed to perform calculation-intensive video processing operations. The GenesisEngine supports concurrent image, audio, and signal processing operations with real-time throughput and high-precision. A major innovation of the software architecture is the Intelligent Layering Architecture, or ILA. A video layer is a clip of video that is superimposed over another clip during a process called compositing with some visual effect being implemented between the clips. The implementation of the visual effects between layers, or rendering, is usually very computationally intense. Most compositing products cannot render in real time and are limited to rendering a few layers at a time. The ILA implements a recursive processing of layers, which, combined with the hardware acceleration of the GenesisEngine, allows users to quickly manipulate, usually in real time, very large numbers of layers, such as hundreds of layers.

        Unlike the 844/X, the Media 100 i and iFinish are dual-stream, Non-linear editing systems and not compositing systems. That is, they support editing and splicing of two streams only and do not support the compositing of video layers. The Media 100 i runs on a Macintosh computer and iFinish runs on Windows. They both use a PCI card suite called P6000™ (formerly called “Vincent” and “Vincent 601”). The P6000 comprises one or two PCI cards that fit into the host computer and support the essential video and audio processing functions. The P6000 includes broadcast-quality video input and output decoder/encoder subsystems, a 16-bit multi-track high quality digital audio subsystem, and two high-speed 32-bit microprocessors responsible for transferring digital audio and video data, at throughput rates of up to 30 megabytes per second to and from the host computer’s central processing unit, or CPU.

        Media 100 HD is our latest editing product for the Macintosh, released after the acquisition of the Media 100 assets and liabilities in 2004. Its new HDX hardware engine provides high quality conversion between Standard Definition, or SD, and High Definition, or HD, video formats. The Media 100 HD supports high precision editing of SD and HD content within the same project.

    Research and Development

        We believe that our innovative and versatile technology is at the core of our strength, and that our ability to enhance our current products, to develop and to introduce new products, to maintain technological competitiveness and to meet customer requirements is essential to our future success. Accordingly, we devote and intend to continue to devote significant human and financial resources to research and development. For example, we are currently developing technologies for a High Definition video encoder to be incorporated into the MovieMaker product line. We continue to add new functionality to our products. For instance, we recently added support for MXF. MXF is an open standard that enables exchange of multimedia files prepared during the production and post-production workflow. We are also researching algorithms to improve the quality of our encoders using advanced preprocessing.

        As part of the process of product development, we work closely with current and potential customers, dealers, distributors and leading companies in relevant industries to identify market needs and define appropriate product specifications. As of May 31, 2005, our research and development department was comprised of 48 employees all of whom are located in our headquarters in Israel and our facilities in Massachusetts. Our research and development net expenses were $8.1 million in 2002, $4.8 million in 2003, and $6.3 million in 2004. During the quarter ended June 30, 2004 in connection with the acquisition of certain assets and liabilities we recorded write off of in process research and development associated with the Media 100 HD. Research and development grants we received from the OCS and the European Union Research and Development Program were $2.2 million in 2002, $2.2 million in 2003, and $2 million in 2004.

        Our research and development efforts have been financed through internal resources as well as through programs sponsored by the Office of the Chief Scientist, or OCS, in the Israeli Ministry of Industry and Trade, and the European Union Research and Development Program. Generally, grants from the OCS constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of the OCS participation, a royalty of 3% to 5% is due on revenues from sales of products and related services that are developed from projects funded by the OCS. Royalty obligations vary between 100% and 150% of the dollar-linked amount of the OCS grant. Royalties on grants recorded for programs beginning on or after January 1, 1999 bear interest linked to the LIBOR. The terms of the OCS grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. On March 29, 2005, the Israeli parliament approved an amendment to Israeli Law for Encouragement of Industrial Research and Development, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated. Through December 31, 2004, we received grants from the OCS aggregating $5.3 million for certain of our research and development projects. As of December 31, 2004, accrued and paid royalties to the OCS totaled $3.3 million.

        In addition to the general OCS grants, we have received OCS royalty-free grants through our participation in consortium research programs supported by the MOST Consortium and the STRIMM Consortium, which participate in the OCS Magnet royalty-free program. One of the goals of the MOST project was the creation and distribution of digital video over networks for on-line services. The MOST consortium project was terminated on March 31, 2000. The goals of the STRIMM project are to provide seamless usage of internet-base video and audio mail messaging services. Various clients (using a PC, PDA, cellular phone or similar terminals) on various access networks (broadband and narrowband) would be able to receive and play video messages in stream mode without the need to download the (large) video message to their device. Video format and network protocols will be transcoded without user intervention, according to the connection and device capabilities of the terminal. The STRIMM project started in July 2000 and will continue until July 2005. Through December 31, 2004, we recorded grants from the MAGNET, MOST and STRIMM consortiums, aggregating $4.5 million.

        We are also involved in joint development projects with large European companies, such as Philips research, Deutsche Telecom, TDF, Aerospatiale Matra, Beta Research and THALES, conducted under the auspices of, and with financial assistance from, the European Union Research and Development Program. Among the goals of these projects are providing solutions aimed at bridging between video streaming standards for the broadband and narrowband Internet and the development of tools and applications for the creation and secure distribution of digital video content. We believe that participation in such projects increases our exposure to new technologies, products and potential customers. These programs provide royalty-free funding to consortia of industrial companies and academic institutions aimed at improving the competitiveness of European industry through technological research and development, partnerships and strategic alliances. Through December 31, 2004 we have obtained approvals for grants for thirteen research and development projects for a total amount of approximately $6.4 million (of which approximately $4.8 million has already been offset against research and development expenses).

    Service and Support

        We believe that providing a high level of customer service and support is essential to our success. Our technical support personnel provide worldwide services through each of our main offices in Israel, United States, China and Japan. In the United States, we provide the first-line of support through our wholly owned subsidiary, Optibase Inc from the Mountain View office and the Marlborough office. Outside of the United States and Israel, our independent distributors provide the first-line of support in their respective territories, while in Israel, we provide a second-line of support to those customers. We also support customer inquiries via a web based Help Desk system to which all our customers are linked, on-premises support, telephone and e-mail support, and provide additional technical information on our Internet home page. Provide a one-year warranty on our hardware products. For the Non-Linear Editing products we also offer the Platinum One-Stop service in which subscribers can obtain telephone technical support for compatible third-party products that have been integrated with their media systems. We also organize technical seminars from time to time to further enhance the technical knowledge of distributors and resellers in the use of our products.

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

        Key components used in our VideoPlex Xpress, MovieMaker 200, MovieMaker, MM200S, MM100S, MGW 5100, MGW 1100, MGW 2000e, MediaPump 844/X, Media 100 HD and other products and systems are presently available from, or supplied by, only one source and other components are available from limited sources. These key components include, for example:

—	Video compression and decompression chips manufactured by LSI Logic which are used in our MPEG-2 encoders and decoders;
—	Processors compression chips manufactured by Equator Technologies Inc, which are used in our MGW 5100, MGW 1100, MGW 2400, MGE 400 and Movie Maker 400 products;
—	HD compression chips manufactured by NEL;
—	SDI interface chips from Gennum;
—	Video A/D and D/A chips from Philips which are used in our encoders and decoders;
—	A video decoding chip manufactured by IBM;
—	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
—	Decoder chips manufactured by Zoran Corporation, which are used in our decoders;
—	Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal, which are used in our encoders and decoders;
—	Freescale, Inc.'s DSPs , which are included in our decoders and encoders;
—	Various modules, which are integrated in our systems, the MGW 5100 and MGW1100, as follows: Switch by PTI Performance Technologies, Inc), host by Freesacle, Switch by Intel, backplane board by Kaparel Corporation, Pentium module by Kontron ,and compact PCI platform by EPS. (Israel) TECH 1992 LTD;
—	A video processing chipset from Gennum which is used in our MM200s and HDX hardware;
—	Asics manufactured by Toshiba, which are used in our 844/X hardware;
—	A processor manufactured by IDT, which is used in our 844/X hardware;
—	Advanced Image processor by Genesis and Silicon optix, which are used in our 844/X hardware; and
—	Programmable devices by Xilinx, which are used in our MediaPump and HDX hardware.

        Although we generally do not have long term supply contracts with our suppliers, we have, in the past, been able to obtain supplies of components and raw materials in a timely manner and upon acceptable terms. We cannot assure you that we will not face in the future interruptions or delays in the supply of key components. The design of components to replace any of these limited source components could require six months or more, and our results of operations could be adversely affected in the event of an extended interruption or delay.

    Competition

        As a provider of high quality MPEG-based video products, we face actual and potential competition from numerous competitors.

        Our most direct competitors offer MPEG based encoding and decoding hardware and software development tools similar to those we offer with varying feature sets and at varying price ranges. Competition in each of the markets addressed by each product line is intense, and we expect competition to increase. To be competitive in each product line, we must continue to respond promptly and effectively to changing customer preferences, feature and pricing requirements, technological change and competitors’ innovations.

        The principle competitors of our Video Technologies products in the Enterprise and Government markets are VBrick Systems Inc., Amnis Systems (formerly Optivision, Inc.), Verint Systems, Inc. In the Broadcast markets our competitors for these products include Vela Research Inc., Dektec, VideoPropulsion, CMI and Stradis, Inc. In the post-production market we compete with Canopus and Matrox, The post-production market is also characterized by increasing indirect competition from vendors of software encoders and decoders like Digital Rapids, Ligos and Intervideo combined with capture cards from Winnov, Inc. and Viewcast, Inc.

        The principal competitors in the IPTV market include TUT Systems, Skystream Networks Inc, Nextream, Tandberg Television ASA, Harmonic Inc., Minerva Inc and Scopus Network Technologies.

        The principle competitors of our Digital Non-Linear Editing products are Accom®, Inc., Adobe Systems Inc., Apple Computer, Inc., Avid Technology, Inc. Discreet (a division of Autodesk, Inc.), Leitch®, Inc., Matrox® Electronic Systems Ltd., Pinnacle® Systems, Inc., and Quantel Ltd. Competition also comes from Matsushita® Electric Industrial Company Ltd. (“Matsushita”) and Sony Corporation (“Sony”), which have either introduced or announced plans to introduce disk-based systems. Because the market is constantly changing, it is difficult to predict future sources of competition; however, competitors are likely to continue to include larger vendors, such as Apple Computer, Matsushita, and Sony

        Many of these competitors have substantially greater financial, technical, and marketing resources than Optibase.Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do. Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors. Moreover, some companies in the digital video and streaming market, including some of our competitors, are participating in business combinations. These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

        In addition, we expect price competition to escalate in the digital video and streaming market. We have consistently attempted to minimize the effect of price reductions in the market by introducing more sophisticated products at the top of our product line, and thereby attempt to maintain higher selling prices. However, competition in the future may force us to further lower product prices and we may be unable to introduce new products at higher prices. We cannot assure you that we will be able to compete successfully in this kind of price competitive environment. Lower prices and reduced demand for our products would reduce our ability to generate revenue. Failure by us to mitigate the effect of these pressures through cost reduction of our products or changes in our product mix could have a material adverse effect on our business, financial condition and results of operations.

    Intellectual Property

        Our future success and ability to compete are dependent, in part, upon our proprietary technology. We rely on patent, trade secret, trademark, copyright law, and confidential agreements to protect our intellectual property. Relating to technologies developed in Optibase Ltd. We hold ten issued patents, four granted in Israel and six granted in the United States. We also have two patents in the United States and in Europe and two PCT patent applications pending in the WIPO and in Israel, relating to the MGW 5100.

        We also acquired one patent in connection with the Viewgraphics transaction, relating to the DVB splicing technology. We have also acquired with the Viewgraphics transaction one allowed patent and four pending patent applications in the United States concerning our DVB technology. One of these applications is also pending in Israel and Japan.

        With the acquisition of the assets and Liabilities of Media 100 we acquired additional 18 patents on various technologies used in their products, as well as five pending patents, all in the United States.

    Effect of Government Regulation of our Business

        Regulation of our business by the Israeli government affects our business in several ways. We benefit from certain tax incentives promulgated by the government of Israel, including programs sponsored by the OCS, in the Israeli Ministry of Industry and Trade, for the support of research and development activities. We also obtained funding from the MOST and STRIMM consortium, which is a part of the OCS Magnet program. The manufacture of products developed with OCS grants must be performed in Israel, unless otherwise approved by the OCS. Such approvals will generally be conditioned upon accelerating the rate of royalties and increasing the total amount to be paid to as high as 300% of the grant. The Company is prohibited from transferring to third parties of technologies developed under projects in which the government participates. However, we are allowed to export from Israel of products developed with such technologies.

        We are subject to the Israeli Companies Law, which regulates the activities of companies incorporated in Israel. Please see the section entitled “Risks Related to Operating in Israel ” in ITEM 3.D. “RISK FACTORS”, as well as ITEM 10. “ADDITIONAL INFORMATION”, for more information on the effects of governmental regulation of our business.

    4.C Organizational Structure

        Optibase has one wholly owned subsidiary: Optibase Inc. was incorporated in the United States. Incorporated in 1991 and is currently located in Mountain View, California and Marlborough, Massachusetts. Optibase Inc. manages our North American sales, marketing and customer support activities. Optibase Europe Ltd. and Optibase B.V., former subsidiaries of Optibase were dissolved in July 2002, and in September 2003, respectively.

        In addition, we hold convertible bonds which if converted will constitute approximately 34% of V.Box, a provider of Digital TV and Data Broadcast receiver equipment for Video and Data applications.

        We also hold 9.35% of Mobixell’s issued and outstanding share capital, which designs, develop and markets solutions for mobile rich media adaptation, optimization and delivery. Our sales activities in Europe, the U.K and Israel are conducted through sales managers. In 1999 and 2000 we established offices in Japan and in China, respectively, to cultivate closer relationships with local sales forces and potential system integrators and expand our business development activities in those local markets. In 2005 we established a new office in Singapore that will focus on marketing, and supporting the company’s IPTV product in Asia Pacific.

    4.D Property, Plants and Equipment

        Our headquarters are located in offices occupying approximately 25,385 square feet in Herzliya Pituach, Israel, out of which 2,902 square feet are subleased. Our lease on this space expires on December 31, 2008.

        Optibase, Inc.‘s headquarters occupy approximately 15,000 square feet in Mountain View, California. The current lease expires on July 31, 2006.

        Optibase Inc.‘s facilities in Marlborough Massachusetts occupy approximately 19,182 square feet. The current lease expires on December 31, 2007.At the present time, we maintain a small one-man office in the UK. We also rent an office of approximately 1,496 square feet in Beijing, China pursuant to a one-year lease that will expire in December 2005. We rent an office of approximately 590 square feet in Singapore.

Item 5. Operating and Financial Review and Prospects

        The following discussion and analysis about our financial condition and results of operations contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under ITEM 3.D –“RISK FACTORS” ITEM 5.D – “TREND INFORMATION”, as well as those discussed elsewhere in this Annual Report. You should read the following discussion and analysis in conjunction with the “Selected Consolidated Financial Data” and the Consolidated Financial Statements included elsewhere in this Annual Report.

    Overview

        We provide high quality products that enable the preparation and delivery of digital video based on MPEG and Windows MediaTM over ATM, DVB, the Internet protocol (IP) and other packet-based networks through three product lines: Video Technologies, IPTV and Digital Non-Linear Editing. Our products are sold both directly and through various indirect channels, such as independent distributors, system integrators, OEM’s and resellers. We sell our products around the world, while the majority of our sales (approximately 60%) are derived from North America. In addition, as of December 31, 2004, we had available cash of approximately $47 million. For information regarding the investment of our available cash, see ITEM 5.B – “LIQUIDITY AND CAPITAL RESOURCES”.

        During 2004 we acquired certain assets and liabilities of Media 100 Inc. in consideration for $2.5 million in cash and incurred costs totaling approximately $401,000, the acquisition enabled us to add 2 main products to our product portfolio.

        The following table sets forth, for the periods indicated, the total consolidated sales derived from each of our product lines.

	Year Ended December 31,
Product Line	2002	2003	2004

Video Technology	$20,424	$15,767	$15,423
IPTV	-	3,610	2,423
Digital Non-Linear Editing	-	-	3,002

        Our level of revenues stayed relatively stable in recent years ($20.4 million in 2002 compared to $19.4 million in 2003 and $20.8 million in 2004). The increase can mainly be attributed to the addition in sales of the Digital Non-Linear Editing product line, which generated revenues in the year 2004 of approximately $3 million, offset by a decrease of the IPTV product line revenues. However, our profitability in recent years has changed significantly from a net loss of $12.9 million in 2002 to a net profit of $1.8 million in 2003 and to a net loss again of $3.7 million in 2004. The increase in our net loss in 2004 can be mainly attributed to the increase in our operating expenses associated with our Digital Non-Linear Editing product line, the decrease in our financial income and by the increase in other income. As of December 31, 2004, we had accumulated losses of $66 million.

        During the quarter ended December 31, 2004 our board of directors decided to remove certain portions of our Media 100 activities and focus our resources on initiatives that may better position us for growth. As a result, on January 7, 2005 we announced a restructuring of our Digital Non-Linear Editing product line. A considerable number of employees were laid off and our research and development efforts were significantly reduced. As a result of the above mentioned we recorded impairment of long lived assets of approximately $2 million in the quarter ended December 31, 2004 and restructuring charges of approximately $80,000 in the quarter ended March 31, 2005.

        Our headquarters are located in Herzliya Pituach, Israel; our subsidiary facilities in the United States are located in Mountain View, California and Marlborough, Massachusetts. We maintain offices in France, U.K, Japan, China and Singapore in order to establish and expand our “local presence” at the markets and use the advantages, related to culture and language, of that approach.

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

	Year Ended December 31,
Region	2002	2003	2004

North America	61%	56%	60%
Europe	12%	17%	16%
Eastern Asia	23%	24%	15%
Other countries, including Israel	4%	3%	9%

        The percentage and the dollar amount of our revenues derived from sales into North America increased in 2004 compared to 2003. The increase resulted primarily from some improvement in market conditions of the technology sector in North America. The percentage of revenues derived from sales into Europe had decreased while the dollar amount remained stable. Our sales into Eastern Asia had decreased in terms of absolute dollars and as a percentage of out total revenues during the period. The increase in sales in other countries, including Israel, in 2004 can be attributed primarily to improvement in our sales to local customers. in North America. We sell directly to system integrators, OEMs and value-added resellers, or VARs. Outside of North America, we sell directly to system integrators, OEMs, VARs and other distributors. Sales of our products to system integrators can involve a lengthy process and the timing of volume orders from system integrators can be difficult to forecast. As a result, revenues may fluctuate from quarter to quarter depending on the timing and volume of orders. Since these types of customers typically request initial delivery within four to eight weeks of their placement of orders, we have historically had a minimal backlog of orders. Combined sales to our three leading system integrators accounted for 30% of our revenues in 2002, 19% of our revenues in 2003 and 10% of our revenues in 2004. The decrease is mainly due to a sharp decrease in Mediapump sales to SeaChange, one of our leading system integrators at that time, the sales for which accounted for approximately 14% of our sales in year 2002. Combined sales by three leading distributors of our products accounted for 13% of our revenues in 2002, 15% of our revenues in 2003 and 10% of our revenues in 2004.

        The majority of our revenues are derived from sales of our standard products. Additionally, from time to time, we have the opportunity to develop customized products, which require varying amounts of modifications to our standard products and existing technology. Except for those situations that provide the potential for large orders or strategic relationships with well-known market leaders. The percentage of revenues represented by standard products and customized products, respectively, fluctuates from period to period depending on a variety of factors, including the number, size and timing of customized product activities. In each of 2003 and 2004, revenues derived from special engineering projects were insignificant.

        The following table sets forth, for the periods indicated, from our consolidated statements of operations data as percentages of our revenues:

	Year Ended December 31
	2002	2003	2004

Revenues	100.0%	100.0%	100.0%
Cost of revenues	50.3	43.9	44.9
Gross margin	49.7	56.1	55.1
Operating expenses:
Research and development, net	39.8	25.0	30.0
Selling and marketing, net	39.1	40.9	46.1
General and administrative	10.0	10.2	14.8
Write-off of in process research and development			3.8
Impairment of long lived assets	33.2		7.1
Impairment of goodwill			2.6
Restructuring cost	2.5
Total operating expenses	124.6	76.1	104.4
Operating (loss)	(74.9)	(20.0)	(49.3)
Other income (expenses), net	(1.7)	(11.7)	4.5
Financial income, net	18.2	41.2	27.2
Net income (loss) before tax	(58.4)	9.5	(17.7)
Provision for tax	(0.6)
Net income (loss) before cumulative effect
of changes in accounting principle	(59.0)	9.5	(17.7)
Cumulative effect of changes in accounting
principle	(4.2)
Net income (loss)	(63.2)%	9.5%	(17.7)%

Results of Operations for the Years Ended 2004 and 2003

        Revenues. Revenues consist of gross sales of products, less discounts, refunds and returns. Our revenues increased by 7.6% to $20.8 million in 2004 from $19.4 million in 2003. The increase can mainly be attributed to the addition in sales of the Digital Non-Linear Editing product line as a result of our purchase of certain assets of Media 100 Inc., offset by a decrease of the IPTV product line revenues.

        Cost of Revenues. Cost of revenues consists primarily of raw material costs, costs of subcontracting manufacturing and assembly, labor expense, write-off of obsolescence inventory, royalty payments made to the Israeli OCS, amortization of capitalized software development costs, other acquisition related costs and allocated overhead attributable to our production operations. Cost of revenues increased by approximately 10% to $9.4 million in 2004 from $8.5 million in 2003. Cost of revenues as a percentage of revenues increased to approximately 44.9% in 2004 compared to approximately 43.9% in 2003. The increase was primarily due to the higher cost of goods of our Digital Non-Linear Editing products. Our cost of revenues may fluctuate as a percentage of revenues depending on our product mix, changes in raw materials cost and other factors.

        Research and Development Expenses, Net. Research and development expenses, net, consist primarily of labor expenses, development-related raw materials, acquisition related costs and stock option compensation charges and related overheard, offset by grants. Our net research and development expenses increased by approximately 29.4% to $6.3 million in 2004 from $4.8 million in 2003. As a percentage of revenues, net research and development expenses increased to approximately 30% in 2004 from approximately 25% in 2003. The increase in research and development expenses can primarily be attributed to research and development costs related to the Digital Non-Linear Editing product line totaling approximately $2.4 million which was offset by the closing of the research and development center of our subsidiary, Optibase Inc., located in Mountain View, California totaling approximately $768,000 in year 2003. Research and development grants received from the OCS, including the OCS Magnet program, and from the European Union decreased to approximately $2 million in 2004 from approximately $2.2 million in 2003.

        Selling and Marketing Expenses, Net. Selling and marketing expenses, net, consist primarily of compensation expenses, promotional expenses, travel costs and related overhead and expenses. Our net selling and marketing expenses increased approximately by 21.2% to $9.6 million in 2004 from $7.9 million in 2003. As a percentage of revenues, net selling and marketing expenses increased to approximately 46.1% in 2004 from approximately 40.9% in 2003. The increase in selling and marketing expenses can be primarily attributed to the Digital Non-Linear Editing product line totaling $1.6 million. Selling and marketing expenses may fluctuate as a percentage of revenues, depending, in part, on fluctuations in the level of revenues.

        General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs, fees to outside consultants, legal and accounting fees and stock option compensation charges and certain office maintenance costs. General and administrative expenses increased approximately 56.5% to $3.1 million in 2004 from $2 million in 2003. As a percentage of revenues, general and administrative expenses increased to approximately 14.8% in 2004 from approximately 10.2% in 2003. The increase in dollar amount is attributed to the Digital Non-Linear Editing product line totaling $638,000 and increase in labor costs.

        Impairment of Long- Lived Assets and Goodwill. During the quarter ended December 31, 2004 we decided to focus our resources on initiatives that may better position Optibase presence in the IPTV market. We decided to restructure our Digital Non-Linear Editing product lines in order to improve the financial results of this product line, we have evaluated the ongoing value of all long lived assets acquired from Media 100 Inc. Impairment of these assets was required in accordance with SFAS 144 and SFAS 142. As a result, we recorded an impairment charge of long-lived assets and goodwill totaling approximately $2 million.

        Operating income. As a result of the foregoing, we recorded operating loss of $10.3 million in 2004 compared with an operating loss of $3.9 million in 2003.

        Other Income (Expenses), Net. We recorded other income of $933,000 in 2004, compared to other expenses of $2.3 million in 2003. Of the total income in 2004, $1.4 million is related to the claim settlement with Merrill Lynch & CO. paid to us during February 2004 following an award in favor of us by the arbitration panel on December 24, 2003. We recorded capital gain relating to sales of fixed assets in the amount of $124,500 in 2004 compared with $4,000 in 2003. In respect of our investment in V.Box, by way of convertible notes, we followed the guidelines of the hypothetical liquidation method and recorded expenses totaling approximately $574,000 in 2004 compared with approximately $907,000 in 2003.

        Financial Income (Expenses), Net. Financial expenses consist primarily of interest we paid in connection with bank credit lines. Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities. Our exchange differences occur primarily as a result of the change of the NIS value relative to the U.S. dollar. We recorded financial income, net of financial expenses, of $5.7 million in 2004, compared with $8 million in 2003. The decrease is mainly attributed to realized gains on marketable securities in the amount of $1 million in 2004 compared with $4.5 million in 2003 offset by the increase in interest income on marketable securities.

        Net Income (Loss). We recorded net loss of $3.7 million in 2004, compared with a net income of $1.8 million in 2003. The main reasons to the decrease in our net income, as mentioned above, are the increase in our operating expenses that can mainly attributed to our Digital Non-Linear Editing product line including write off of in process R&D and impairment of long-lived assets and goodwill totaling approximately $2.8 million, the decrease in our financial income and by the increase in other income.

Results of Operations for the Years Ended 2003 and 2002

        Revenues. Revenues consist of gross sales of products, less discounts, refunds and returns. Our revenues decreased by 5.1% to $19.4 million in 2003 from $20.4 million in 2002. The decrease resulted primarily from the overall ongoing weakness in the technology market following the September 11, 2001 terrorist attacks in the United States, and a decrease in the sales of our legacy products, which was partially offset by the sales of IPTV products, which started in 2003. Revenues in North America in 2003 were down both in absolute dollar amount and as a percentage of total revenues. This decrease resulted primarily from better market conditions in Europe and the Eastern Asia compared to those in North America.

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

        Research and Development Expenses, Net. Research and development expenses, net, consist primarily of labor expenses, development-related raw materials, acquisition related costs and stock option compensation charges and related overheard, offset by grants. Our net research and development expenses decreased by approximately 40.5% to $4.8 million in 2003 from $8.1 million in 2002. As a percentage of revenues, net research and development expenses decreased to approximately 25% in 2003 from approximately 39.8% in 2002. Amortization of intangible assets and deferred stock compensation expenses beginning in the fourth quarter of 2000, as a result of the acquisitions of Viewgraphics and HiTV, decreased to $(49,000) in 2003 from $1.5 million in 2002. The decrease in research and development expenses can be primarily attributed to the decrease in labor and subcontractors costs totaling approximately $4.3 million and $6.1 million in 2003 and 2002 respectively. Research and development grants received from the OCS, including the OCS Magnet program, and from the European Union remained stable at $2.2 million in 2003 as in 2002.

        Selling and Marketing Expenses, Net. Selling and marketing expenses, net, consist primarily of compensation expenses, promotional expenses, travel costs, royalties paid to the Marketing Fund and related overhead and expenses. Our net selling and marketing expenses decreased approximately by 1% to $7.9 million in 2003 from $8 million in 2002. As a percentage of revenues, net selling and marketing expenses increased to approximately 40.9% in 2003 from approximately 39.1% in 2002. The dollar amount decrease in selling and marketing expenses is primarily due to a reduction in sales compensation expenses and a reduction in tradeshows and marketing and communications activities. Selling and marketing expenses may fluctuate as a percentage of revenues, depending, in part, on fluctuations in the level of revenues.

        General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs, fees to outside consultants, legal and accounting fees, acquisition related costs and stock option compensation charges and certain office maintenance costs. General and administrative expenses decreased by approximately 3.8% to $2 million in 2003 from $2.1 million in 2002. As a percentage of revenues, general and administrative expenses remained stable at approximately 10% in 2003 as in 2002. The decrease in dollar amount is due primarily to a decrease in amortization of deferred stock compensation expenses resulting from the purchase of Viewgraphics during the forth quarter of 2000, reduced labor costs, decreasing usage of consultants and experts.

        Impairment of Acquired Intangibles and Related Tangible Assets. In September 2001, following a continued decrease in our market capitalization we implemented an impairment test on our acquired intangibles. As a result of the analysis (conducted by an independent evaluator) we recorded expenses totaling $20.9 million due to impairment of acquired intangibles. Since in the second quarter of 2002 we experienced sudden decrease of MediaPump sales to SeaChange, and due to the decrease in our market value at that time, we have reassessed several assets, mainly intangibles, in our financial statements. Impairment of these assets was required according to the rules of SFAS 144. As a result, we recorded an impairment charge of acquired intangibles totaling approximately $6.8 million during 2002. No impairment of acquired intangibles and related tangible assets was charged in fiscal year 2003.

        Restructuring Cost. In the third quarter of 2002, due to a sudden decrease of Mediapump sales to SeaChange, one of our leading system integrators at that time, and after assessing markets conditions, we decided to cease additional research and development efforts for the MediaPump, VideoPump and the MGW 3100. We also decided to shut down the VideoPump and MGW 3100 product lines. As a result we incurred restructuring costs totaling approximately $505,000, which costs were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction. In September 2001, as part of the management’s aggressive efforts to tighten cost controls and improve financial performance, we underwent a restructuring process. The restructuring costs, totaling approximately $2.1 million, were comprised mainly of expenses related to the reduction in workforce and write-off of assets related to that reduction. No restructuring costs were charged in fiscal year 2003.

        Operating Income. As a result of the foregoing, we recorded operating loss of $3.9 million in 2003 compared with an operating loss of $15.3 million during 2002.

        Other Income (Expenses), Net. We recorded other expenses of $2.28 million in 2003, compared to other expenses of $339,000 in 2002. Of the total expenses in 2003, $1.36 million is related to the impairment of the investment in Mobixell and $4,000 is related to sales of fixed assets, as is the $14,000 in 2002. With respect to an investment we made in V.Box by way of convertible notes, We recorded impairment expenses totaling approximately $907,000 in 2003, compared with approximately $325,000 in 2002.

        Financial Income (Expenses), Net. Financial expenses consist primarily of interest we paid in connection with bank credit lines. Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities. Our exchange differences occur primarily as a result of the change of the NIS value relative to the U.S. dollar. We recorded financial income, net of financial expenses, of $8 million in 2003, compared with $3.7 million in 2002. The increase in 2003 resulted primarily from higher yields and realized gains on certain investment grade financial investments made through 2003.

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

        Net Income (Loss). We recorded net income of $1.8 million in 2003, compared with a net loss of $12.9 million in 2002

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

        In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our management reviewed these critical accounting policies and related disclosures with our Audit Committee. See Note 2 to our Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

        Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

—	Revenue recognition;
—	allowance for doubtful debts;
—	Inventories valuation.
—	Impairment of goodwill and long- lived assets
—	Impairment of other long- term investment; and
—	Impairment and classifications of marketable securities investments.
—	Contingencies.

    Revenue recognition

        We generate revenues mainly from the sale of hardware products and to a lesser extent from sales of software products. We sell our products worldwide directly and through distributors, systems integrators, VARs and OEMs who are considered end-customers.

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

        Revenues from software sales in accordance with Statement of Position 97-2, “Software Revenue Recognition”, as amended (“SOP No. 97-2”). SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. In addition the Company has adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, “(“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements.

        Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately. We recognize revenues from maintenance over the contractual period for the maintenance, which is generally one-year. Maintenance is available at multiple levels of support. Quotes are optional and depend on whether a customer chooses to buy a maintenance contract or not.

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

    Allowance for doubtful debts

        We review on a continuing basis the ability to collect on the trade accounts receivable and the adequacy of the allowance for doubtful debts against the trade receivables. We specifically analyze customer accounts, account receivable aging reports, history of bad debts and the business or industry sector to which they belong, customer concentrations, customer credit-worthiness, current economic trends and any other pertinent factors that come to light and to our attention. Generally a provision will be made when a trade receivable becomes 90 days past due. In exceptional cases, a provision after 90 days past due will be waived when, after due diligence with the customer, we are confident that the receivable is still collectible and the customer has demonstrated that payment is forthcoming. In addition, we provide approximately 2% of the trade receivable amount as a general provision for doubtful debts. As of December 31, 2004, our provision for doubtful debt was approximately $662,000.

        Inventories valuation

        Significant judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated or obsolete, or because the amount on hand is more than can be used to meet future need, or excess. We provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand and changing technologies. We value our inventories at the lower of cost or market price.

        Impairment of Goodwill and Long- Lived Assets.

        Our business acquisitions resulted in goodwill and other long-lived assets. We periodically evaluate our goodwill and long-lived assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

        The determination that the carrying value of intangibles, long-lived assets and goodwill arising on the purchase of intellectual property may not be recoverable is based upon the existence of one or more of the above factors. We assess whether impairment exists by conducting an impairment review in which we compare the carrying value of the assets to their fair value in accordance with SFAS No. 142, which became effective in 2002.

        During 2002 we implemented the impairment tests required by SFAS 142. Accordingly, a transitional goodwill impairment loss of $854,000 as of January 1, 2002 was recorded as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

        As discussed in Note 2 to the Consolidated Financial Statements, we adopted SFAS No. 144 in January 2002. In the second quarter of 2002, we reassessed the technology acquired from Viewgraphics in December 2000, and determined that it was unlikely that any future value would be realized from such technology. As of June 30, 2002, the carrying value of the technology, which was recorded as intangibles, was $6.8 million. Based on SFAS No. 144, our intangible assets carrying value of $6.8 million was in excess of its fair value of zero. Therefore, we wrote-off the $6.8 million carrying value of our intangible assets as of June 30, 2002.

        In the quarter ended December 31, 2004, we decided to significantly reduce the operations of its Digital Non-Linear Editing product lines associated with Media 100. Consequently, we performed a recoverability test on its long-lived assets associated with its product lines. As a result, we recorded a non-cash charge of $ 1.5 million in accordance with Statement of Financial Accounting Standard No. 144.

        As part of annually goodwill impairment test and in connection with the evaluation we recognized a goodwill impairment loss in the amount of $ 540,000 in accordance with Accounting Standard No. 142. The fair value of the product lines was estimated using the expected present value of future cash flows.

        Impairment of other long- term investment

        We have made investments in companies, which management believes is in our best interest and may promote our strategic objectives. Before investments are executed, our executive management and our board of directors approve them. Generally, management designates an executive staff member to either serve on the board of directors of the investee as a voting member or serve as an observer. This process assists management in monitoring the investment and in determining when an impairment review of the investment may be required. Our management performs a review of its investments on a quarterly basis to determine if a provision for impairment is required. This process, while based on reasonably objective evidence supplied by the entity in which we invest, is combined with due diligence sought from general economic trends and indicators. Significant management judgment is made when conducting these reviews and future developments in the entity invested in may result in the impairment provision becoming a write-off or reversed to some extent.

        Impairment and classifications of marketable securities investments

        As of December 31, 2004 all marketable securities investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in shareholders’ equity. Investment income is recorded when earned. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination.

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

        Political Conditions.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. As of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. From October 2000, until recently, terrorist violence in Israel increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. On June 6, 2004, the Government of Israel approved a disengagement plan, stating that it is Israel’s intention to relocate all Israeli settlements in the Gaza Strip and four settlements in the West Bank by the end of 2005. There can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue We could be adversely affected if these hostilities intensify or spread to additional areas in Israel. Further deterioration of the situation into a full scale armed conflict might require more widespread military reserve service by some of our employees and officers, which may have a material adverse effect on our business.

        Certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

        Generally, all male adult citizens and permanent residents of Israel under the age of 48 are obligated to perform military reserve duty of up to 36 days annually, or longer under certain circumstances. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since our inception, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect of any expansion or reduction of such obligations on us.

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

        As of May 31, 2005, the inflation rate in Israel has increased at a rate of 0.1% and the NIS had devaluated against the dollar by approximately 2.5%. The inflation rate in Israel was approximately 6.5% in 2002, a deflation rate of approximately 1.9% in 2003 and inflation rate of approximately 1.2% in 2004. At the same time the devaluation of the NIS against the dollar was approximately 7.3% in 2002, the appreciation of the NIS against the dollar was 7.6% in 2003and 1.6% in 2004 As a result of this differential, we experienced an increase in the dollar costs of operations in Israel in 2004 and 2003, and a decrease in 2002, all of which did not materially affect our results in such period. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a significant portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

     5.B Liquidity and Capital Resources.

        We have funded our operations primarily through private and public sales of our equity securities, banks credit, research and development grants from, among others, the Commission of the European Union and the OCS, and through cash generated from our operations. As of December 31, 2004, we had cash, cash equivalents and marketable securities of $52.5 million. Our operating activities yielded cash of $2.5 million in 2004 and $23.4 million in 2002, and in 2003 used $96,000. Cash generated by operating activities in 2002 was primarily the result of our net loss for the period, as adjusted for trading of marketable securities, net, impairment of other assets, depreciation and amortization, amortization of deferred stock compensation, a significant decrease in trade receivables, decrease in inventories, cumulative effect of changes in accounting principle, other expenses, partially offset by gain on sale of available-for-sale marketable securities, a decrease in trade payables, accrued expenses and other liabilities. Cash used by operating activities in 2003 was primarily the result of our net income for the period, as adjusted for impairment of long-term investment, depreciation and amortization, other expenses, decrease in inventories, offset by gain on sale of available-for-sale marketable securities, a decrease in trade payables, accrued interest and amortization of premium and discount on available-for-sale marketable securities. Cash provided by operating activities in 2004 was primarily the result of our net loss for the period, as adjusted for impairment of other assets and impairment of goodwill, depreciation and amortization, in process research and development write off, a significant increase in trade payables, accrued expenses and other liabilities, partially offset by gain from sale of available-for-sale marketable securities and a significant increase in inventories.

        Net cash used in investing activities in each of 2004, 2003 and 2002 reflects primarily the purchase of financial assets, fixed assets and investments in companies. In 2004, $38.8 million were used primarily for the purchase of financial assets, $2.9 million were used for the acquisition of certain assets and liabilities of Media 100 Inc, $650,000 were used for investments in companies, partially offset by $40.8 millions of proceeds from sale of available-for-sale marketable securities. In 2003, $53.6 million were used primarily for the purchase of financial assets, $898,000 were used for investments in companies, partially offset by $51.2 millions of proceeds from sale of available-for-sale marketable securities. In 2002, $64.9 million were used primarily for the purchase of financial assets, $946,000 were used for an investment in a company, partially offset by $43 millions of proceeds from sale of available-for-sale marketable securities, and redemption of matured available-for-sale marketable securities

        Net cash used in financial activities in 2004 reflects primarily the decrease of approximately 1.6 million in bank credit, partially offset by proceeds from exercise of stock options in the amount of approximately $411,000. Net cash provided by financing activities in 2003 reflects primarily the increase in bank credit, net proceeds from the exercise of stock options in the amount of $2.1 million, partially offset by principal payments of long-term capital lease obligations in the amount of approximately $129,000. Net cash provided by financing activities in 2002 reflects primarily the net proceeds from the issuance of ordinary shares and exercise of stock options and warrants approximately in the amount of $342,000, and $35,000, respectively, partially offset by principal payments of long-term capital lease obligations in the amount of approximately $197,000. As of December 31, 2004, both our short-term and long-term indebtedness were no longer affected by obligations undertaken during the acquisition of Viewgraphics. As of December 31, 2004, we have an authorized credit line in the amount of $10.5 million (out of which $0.5 million utilized). an amount of approximately $25 million is secured against marketable securities. We have an agreement with Clal Credit Insurance Ltd. for the provision of insurance against default on outstanding receivable balances.

        In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. Treasury and Agency obligations; (ii) money market instruments of domestic and foreign issues denominated in US dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues; (iii) corporate notes and bonds rated investment grade (BAA/BBB- and above), provided that investments in any one corporation or entity will not exceed $3 million; (iv) hedge funds up to $10 million pursuant to the following guidelines: (1) Volatility below 10%; (2) Minimum 5 years of positive performance; (3) Low beta; (4) Positive sharp ratio; (5) Size of fund of at least $1 BL; and (6) Multi manager and strategy; (v) Investments in bonds and notes with lower rating than BBB- and higher rating than B, provided that investments in any one corporation or entity will not exceed $1 million. (vi) Widely held funds that invests in corporate and sovereign debt. We may also be engaged in hedging transactions against the U.S. dollar only to protect anticipated exposure and not for speculative purposes. Hedging transactions may be made against the underlying assets only. The investment guidelines are to be reviewed periodically by our board of directors with the Chief Financial Officer.

        As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

        We believe that, considering the use of cash in our ongoing operations, together with the existing sources of liquidity described above, our current cash, cash equivalents and marketable securities will be sufficient to meet our needs for cash for at least the next 12 months. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions. If we grow more rapidly than currently anticipated, it is possible that we would require more funds than anticipated. In that event, we would likely seek additional equity or debt financing, although we cannot assure you that we would be successful in obtaining such financing on favorable terms or at all.

        On February 5, 2002 we filed a statement of claim against Merrill Lynch & Company and its subsidiary brokerage firm Merrill Lynch, Pearce, Fenner & Smith, or collectively Merrill Lynch, claiming the sum of US$2,270,198 as compensation and US$10 million as punitive damages due to alleged mismanagement of our nostro funds by Merrill Lynch. Merrill Lynch, an international financial management and advisory company, was in charge of investing our nostro funds. The lawsuit was referred to arbitration and on December 24, 2003, the arbitrators panel issued an award in favor of Optibase. The panel awarded Optibase approximately $1.8 million in damages inclusive of interest, and assessed $33,850 in costs associated with the arbitration against Merrill Lynch. We received the award payments during February 2004. As a result, during the quarter ended March 31, 2004, we recorded other income at the amount of approximately $1.4 million net of expenses.

     5.C Research and Development, Patents and Licenses, etc.

        Research and development expenses, net, consist primarily of labor expenses, development-related raw materials, acquisition related costs and stock option charges and related overhead, offset by grants. Our net research and development expenses have decreased from $8.1 million in 2002 to $4.8 million in 2003, constituting a decrease of 40.5% from the previous year, while in 2004 our net research and development have increased to $6.3 million, an increase of 29.4% from 2003. As a percentage of revenues, our net research and development expenses changed to approximately 30% in 2004 from approximately 25% in 2003 and approximately 39.8% in 2002. The dollar amount increase in research and development can primarily be attributed to the research and development costs related to the Digital Non-Linear Editing product line. Research and development grants decreased to $2 million in 2004 from $2.2 million in 2003 and 2002. We expect research and development expenses to decrease in absolute dollars and as a percentage of revenues during 2005 primarily due to a restructuring plan of the activity acquired with the assets of Media 100 that should significantly reduce the research and development expenses and as a result of the management’s ongoing efforts to tighten cost controls and improve financial performance while introducing additional products and conducting ongoing improvements to our standard and custom products. We receive grants from certain entities, see Item 4 above under the heading “Research and Development”.

     5.D Trend Information

        The digital video and streaming industry continues to be intensely competitive. We will continue to focus on developing technologies and new products, and research and development expenses might grow in the future years. We continue to aggressively market our new products, while expanding markets for our existing products. However, as discussed throughout this Annual Report, our operations have been subject, and will continue to be subject, to pressure from weakness in the overall technology sector as well as the digital video and streaming industry. We have been operating at a loss since the quarter ended December 31, 2000. We were able to return to profitability in the quarter ended June 30, 2003 and remain profitable until the quarter ended March 31, 2004. Since the second quarter of 2004 we returned to operate in loss. If global economic conditions worsen resulting in weakening the demand for our products, we may not be able to return to profitability in 2005.

     5.E Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

     5.F Tabular Disclosure of Contractual Obligations

        Set forth below are our contractual obligations and other commercial commitments as of December 31, 2004:

Contractual Obligations	Payments Due by Period (USD in thousands)
	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Long-Term Debt	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Leases	4,943	1,557	2,713	673	0
Purchase Obligations	292	292	0	0	0
Other Long-Term Obligations	0	0	0	0	0
Total Contractual Cash Obligations	5,235	1,849	2,713	673	0

Other Commercial Commitments	Amount of Commitment Expiration Per Period (USD in thousands)
	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Lines of Credit	10,464	0	10,464	0	0
Standby Letters of Credit	1,010	1,010	0	0	0
Guarantees	117	0	117	0	0
Standby Repurchase Obligations	0	0	0	0	0
Other Commercial Commitments	0	0	0	0	0
Total Commercial Commitments	11,591	1,010	10,581	0	0

Item 6. Directors, Senior Management and Employees

     6.A Directors and senior management

        The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position

Tom Wyler(3)	53	President and Executive Chairman of the Board of Directors.
Uzi Breier	45	Chief Executive Officer and general manager of IPTV product line
Danny Lustiger	38	Chief Financial Officer
David Sackstein	39	General Manager of Video Technology product line.
Adam Schadle	42	President of Optibase Inc. and Vice President of Sales North and South America
Yaron Comarov	40	Vice President of Operations
Orna Gil-Bar	40	Vice President of Human Resources
Amir Goren	35	General Manager of the Digital Non-Linear Editing product line
Ofer Harari	38	VP Professional Services
Dana Tamir(2)	56	Director
Chaim Labenski(1)(2)(3)	58	Director
Alex Hilman(2)	53	Director
Gil Weiser(2)(1)	63	Director

(1)     Member of the compensation committee
(2)     Member of the audit committee
(3)     Member of the investment committee

        Tom Wyler serves as President and Executive Chairman of our Board of Directors since November 2004. Since his investment in us in September 2001 (through Festin Management Corp.) and until his recent appointment, Mr. Wyler served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr Wyler turned his efforts to real estate interests in the U. S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Uzi Breier was appointed our Chief Executive Officer in November 2004. Mr. Breier has management background in the telecommunications and semiconductor industries where he held a number of senior executive positions. Prior to joining us, Mr. Breier served as Chief Executive Officer of Emblaze Semiconductor. Mr. Breier has also held senior executive positions at Emblaze Systems, Flextronics International, Ltd., and National Semiconductor. Mr. Breier holds an MBA in Management and International Trade from San Jose State University, and graduated summa cum laude from New York Institute of Technology where he received a B.Sc. in computer science and a B.Sc. in industrial engineering.

        Danny Lustiger serves as our Chief Financial Officer since May 2004. Prior to his present position, Mr. Lustiger served as Vice President Finance and President of Optibase Inc. – positions he held from July 2001 and November 2003 respectively. From 1996 to 2001, Mr. Lustiger held the position of Group Controller and Financial Manager at Optibase Ltd. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Birghtman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

        David Sackstein joined us in November 1994 and serves as the General Manager of the Video Technologies product line since November, 2003. Prior to his present position Mr. Sackstein was the Senior Vice President of Research & Development. Since joining us, Mr. Sackstein has held various technical and managerial positions in the research & development departments, including Vice President of Advanced Technologies Ltd.. Prior to joining us, Mr. Sackstein held the position of Research Fellow at IBM’s Research Center in Haifa. Mr. Sackstein holds a B.Sc. in Electrical Engineering and a B.A. in Mathematics, both from the Technion Israel Institute of Technology. Mr. Sackstein holds an Executive MBA degree from Tel-Aviv University.

        Adam Schadle joined us in December 2000 in the acquisition of Viewgraphics, Inc. and serves as president of Optibase Inc. since October 2004. Serving as Vice President, Sales and Marketing of Viewgraphics, Mr. Schadle managed the growth of the company’s digital cable, broadcast and postproduction products. Prior to joining Viewgraphics, Mr. Schadle held management positions at Sony Electronics from 1986 to 1994. Mr. Schadle holds a B.A in Radio, television and film from the San Jose University.

        Yaron Comarov, joined us in 1994 and serves as our Vice President of Operations since year 2000. Prior to his present position, Mr. Comarov served as our Director of Operations. Before joining us, Mr. Comarov worked as an Operations and Project Manager at Israel Aircraft Industries. Mr. Comarov holds a B.Sc. degree in information systems and industrial engineering from the Technion Israel Institute of Technology and an MBA degree from Boston University in Tel Aviv.

        Orna Gil-Bar serves as our Vice President of Human Resources since her joining us in September 2000. Prior to joining us, Ms. Gil-Bar served as Human Resource Manager for Computer Associates Ltd. in Israel. During her tenure at Computer Associates, Ms. Gil-Bar was involved with the human resource implications resulting from Computer Associates’ acquisition of Platinum Inc. From 1994 to 1996, Ms. Gil-Bar served as an organizational consultant for the Israeli Defense Forces. Ms. Gil-Bar holds an MBA degree (Organizational and Consulting) from the Tel-Aviv University.

        Amir Goren joined us in 2000 and serves as our general manager of the Digital Non-Linear Editing product line since June 2004. Prior to his present position, Mr. Goren served as Vice President Strategy and Business Development and Vice President Marketing since September 2002. Between the years 2000 and 2002 , Mr. Goren held a position of product manager at Optibase. Before joining Optibase, Mr. Goren was a team leader at P.O.C, a strategic and marketing planning consulting firm, where he lead strategic planning and fund raising projects for technological companies at various stages of development in the fields of communications, biotechnology, electronic control, Internet and services. Mr. Goren holds an MBA and B.Sc in Industrial Engineering from Tel Aviv University.

        Ofer Harari joined us in June 1999 and serves as Vice President of Professional Services since January 2005. From 1999 until 2003 Mr. Harari led numerous research and development projects and in 2004 was appointed to Vice President of Research & Development for the Video Technologies product line. Prior to joining us, Mr. Harari held research and development positions at one of the Israeli government computer centers where he lead a development team of real-time control systems and coordinated large-scale integration projects. Mr. Harari holds a B.Sc.E.E. from Ben Gurion university Israel and M.Sc.E.E (Communications and Computers) from Tel Aviv University, Israel.

        Dana Tamir joined our board of directors in September 2000. Presently Ms. Tamir is serving as Head of Operations for Comverse MMS. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury. Prior to that Ms. Tamir managed and executed large-scale Command Control & Communication real-time systems for the military industry in Israel and Europe.

        Chaim Labenski joined our board of directors in January 2002. From 1977 to 1999, Mr. Labenski held a number of positions at Securities Division of Bank Hapoalim BM, including being First Vice President and Head of Foreign Securities and was involved in consulting, securities research, trading and I.P.O coordination with global investment houses. Since 1999 he acts as a private investor. Mr. Labenski holds a B.Sc degree in Civil Engineering from Astor University, U.K, a M.Sc degree in Engineering Management from Leeds University and D.B.A degree in Business Administration from Manchester Business School.

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

        Gil Weiser joined our board of directors in December 2004. Mr. Weiser has been involved in the Israeli Hi-Tech business environment for the past 30 years. Mr. Weiser is currently Chairman of the Executive Board of Haifa University, Carmel and BBP and is a member of the Board of Directors at Fundtech, Clicksoftware and the Formula Group. Between 2002 and 2004 Mr. Weiser was a board member of the Tel Aviv Stock Exchange. From 1995 to 2000, Mr. weiser served as Managing Director of Hewlett Packard, Israel, and between 1993 and 1995, Mr. Weiser served as President and Chief Executive Officer of worldwide network solutions provider Fibronics. Prior to that, Mr. Weiser was Chief Executive Officer/Managing Director of Digital Israel. Mr. Weiser holds a Master of Science degree in Electrical Engineering Electronics/Computer from the University of Minnesota and a Bachelor of Science degree in Electrical Engineering from The Technion.

     6.B. Compensation.

        The aggregate remuneration we paid to all persons as a group (13 persons) who served in the capacity of director or executive officer in the year ended December 31, 2004 was $1.19 million, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for automobiles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Our current directors and executive officers (13 persons) held as of December 31, 2004, 2,382,597 shares (out of which 543,171 options are currently vested or will vest within 60 days as of May 31 2005), and share options to purchase an aggregate of 1,081,640 ordinary shares. The exercise price of the options varies between $1.52 to $23.75, the vesting period is spread out over a 4-year period and the expiration date of such options is generally 7 years as of their date of grant.

        Indemnification, exemption and insurance of Directors and Officers. The Israeli Companies Law permits a company to insure its directors and officers, provide them with indemnification, either in advance or retroactively, and exempt its directors and officers from liability resulting from their breach of their duty of care towards the company, all in accordance with the terms and conditions specified under Israeli law. Our articles of association include clauses allowing us to provide our directors and officers with insurance, indemnification and to exempt them from liability subject to the terms and conditions set forth by the Companies Law, as described below.

        Our articles of association provide that, subject to statutory provisions, we may enter into a contract for the insurance of the liability of our directors and officers for an obligation imposed on a director and/or officer in consequence of an act done in his or her capacity as a director and/or an officer, in any of the following cases:

—	a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;
—	a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company; or
—	a monetary obligation imposed on the officer in favor of another person.

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

        Our articles of association also provide that we can indemnify a director and/or an officer for an obligation or expense imposed on him or her in consequence of an act done in his or her capacity as an officer in the following events:

—	a monitory obligation imposed on the director and/or officer in favor of another person pursuant to a judgment, including a judgment given in a settlement or a court approved arbitrator’s award; and

—	reasonable litigation costs, including advocate’s professional fees incurred by a director and/or officer or which he or she is ordered to pay by a court, in proceedings filed against the director and/or officer by the Company or on the Company’s behalf or by another person, or in a criminal charge of which the director and/or officer is acquitted, or in a criminal charge of which the director and/or officer is convicted of an offence that does not require proof of criminal intent.

        In addition, our articles of association provide that we may exempt a director and/or an officer in advance and retroactively for all or any of the director’s and/or officer’s liabilities for damages in consequence of a breach of the duty of care vis-a-vis the Company. A recent amendment to the Companies Law prohibits us to exempt any of its directors and officers in advance from its liability towards the company for the breach of its duty of care in distribution as defined in the Companies Law (including distribution of dividend and purchase of the company’s shares).

        Our articles of association assert that we may not give insurance, indemnification (including advance indemnification) nor may we exempt our directors and/or officers from their liability in the following events:

—	a breach of the fiduciary duty vis-a-vis the Company, unless the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;
—	an intentional or reckless breach of the duty of care;
—	an act done with the intention of unduly deriving a personal profit; or
—	a fine imposed on the officer.

        A recent amendment to the Companies Law amended the events in which insurance, indemnification and exemptions cannot be provided. Therefore, notwithstanding the foregoing, exemption cannot be provided for a breach of fiduciary duty (whether or not the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company) and neither exemption nor indemnification or insurance can be provided in the event of an intentional or reckless breach of the duty of care, except if such breach of duty of care was made in negligence.

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

        Optibase, Inc. has also undertaken to indemnify its directors and officers to the maximum extent and in a manner permitted by the California Corporation Code and entered into an indemnity letter with each of its directors and officers, subject to similar limitations. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of the shareholders’ equity of Optibase, Inc., as set forth in Optibase, Inc.‘s financial statements prior to such payment; or (ii) $7.5 million.

    .6.C Board Practices

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

        Under Israeli law, we are required to appoint two directors as members of our board of directors who meet certain independence requirements set out in the Companies Law for external directors. External directors are elected by a special majority as determined by the Companies Law, and serve for a three-year term. External directors may be re-elected for one additional three-years term only. External directors may not be dismissed during their term of service, unless one of the events specified in the Companies Law occurs. Our shareholders approved in December 2004 to continue the service of Mr. Chaim Labenski as our external director, for an additional 3-year term and to appoint Mr. Gil Weiser as our external director for a 3-year term.

        Our board of directors has established an audit committee, a compensation committee, and an investment committee, as described below.

        Audit Committee.  The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approval of related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company’s external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee recommends approval of transactions that are deemed interested party transactions, including directors’ compensation and transactions between a company and its controlling shareholder or transactions between a company and another person in which its controlling shareholder has a personal interest. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        In accordance with the Sarbanes-Oxley Act of 2002 and Nasdaq requirements, our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.

        The rules of NASDAQ currently applicable to foreign private issuers such as us require us to establish an audit committee of at least three members, comprised solely of independent directors. All of the members of the audit committee must be able to read and understand basic financial statements, and at least one member must have experience in finance or accounting, requisite professional certification in accounting or comparable experience or background. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

        Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) issued new rules that, among other things, required Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has adopted rules that comply with the SEC’s requirements and which are applicable to foreign private issuers on July 31, 2005.

        The adopted requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

        The SEC has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. “The term “control” is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

        Under the Nasdaq rules to be applicable to foreign private issuers commencing July 31, 2005, members of the audit committee will also need to comply with the independence standards described under “Independent Directors” below.

        The Company’s audit committee satisfies both the current Israeli law and the NASDAQ requirements.

        The members of the audit committee are Messrs. Weiser, Labenski and Hilman and Ms. Tamir. These include our two external directors as required under the Companies Law, and we believe that all of the members of the audit committee are independent of management. The rules of the Nasdaq National Market also require that at least one member of the audit committee be a financial expert. The board has determined that Alex Hilman and Gil Weiser are audit committee financial experts as defined by applicable SEC regulation.

        We believe that the current composition of the audit committee satisfies the requirements of Companies Law, the SEC’s rules and Nasdaq rules.

        Compensation Committee. The compensation committee, which is comprised of Gil Weiser and Chaim Labenski, reviews and recommends to the board of directors and in certain cases, determines, the compensation and benefits of our employees and reviews general policy relating to our compensation and benefits. The compensation committee also administers our share option plans. Both of the members of the compensation committee have been determined to be independent as defined by the applicable Nasdaq and SEC rules.

        Investment Committee. Our investment committee, which is comprised of Chaim Labenski and Tom Wyler manages our investments in accordance with guidelines set by the board of directors.

        The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor pursuant to the audit committee’s proposal. The internal auditor must satisfy certain independence requirements as required by the law. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. The service of Eyal Weizman, CPA, as our internal auditor was ended during February 2004 and he was replaced by Doron Cohen, CPA (Isr.), CIA (USA).

        We currently do not have in place nomination or compensation committees that meet NASDAQ requirements, and the actions ordinarily be taken by such committees are resolved by the majority of our independent directors.

        Independent Directors. Pursuant to the current listing requirements of the NASDAQ SmallCap® Market applicable to foreign private issuers, we are required to appoint a minimum of three independent directors meeting the applicable qualification requirements set by NASDAQ, who are to serve on our audit committee.

        Under rules adopted by Nasdaq applicable to foreign private issuers as of July 31, 2005, the majority of the members of the board of directors of listed companies will need to be independent.  An “independent director” for these purposes means a person other than an officer or employee of a company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        The following persons are not considered independent under the rules to be applicable to us commencing July 31, 2005:

—	a director who is or was employed by the company or by any parent or subsidiary of the company within the last three years;

—	a director who accepted or has family member (by blood, marriage or adoption or has the same residence) who accepted any payments from the company or any parent or subsidiary of the company in excess of $60,000 during the current fiscal year or any of the past three fiscal years, other than (i) compensation for board or board committee service, (ii) payments arising solely from investments in the company’s securities, (iii) compensation paid to a family member who is a non-executive employees of the company or a parent or subsidiary of the company, (iv) benefits under a qualified plan or non-discretionary compensation and (v) certain loans;

—	a director who is a family member of an individual who is, or within the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;

—	a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the company’s securities or (ii) payments under non-discretionary charitable contribution matching programs;

—	a director of the listed company who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the listed company serve on the compensation committee of such other entity; or

—	a director who is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit at any time during any of the past three years.

        This independence requirement does not apply to a company of which more than 50% of the voting power is held by an individual, a group or another company.

        Based on representations from our current directors, we believe that Gil Weiser, Chaim Labenski, Alex Hilman and Dana Tamir, which constitute the majority of our directors, comply with the independence standards set forth above.

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

    6.D Employees

        As of May 31, 2005, we had, including our subsidiary and offices, 160 employees, out of which approximately 9 are part-time employees. The following is a list of our employees as of December 31, 2004 compared to December 31, 2003 and to December 31, 2002 divided by our divisions and location.

Division	December 31,
	2002		2003		2004
	US	Israel	US	Israel	US	Israel
Research & Development	10	55	1	53	42	44
Sales and Technical Marketing	17	21*	19	16**	30	19***
Marketing	1	11	1	13	2	12
Operations	3	34	3	33	6	27
General and Administrative, Finance and Human Resources	5	12	6	12	10	15
Total	36	133	30	127	90	117
	169		157		207

*	7 employees in Asia, 3 employees in Europe.
**	3 employees in Asia, 2 employees in Europe.
***	3 employees in Asia, 1employee in Europe.

        The increase in the number of employees between December 31, 2003 and December 31, 2004 is mainly the result of the additional employees who joined us in the acquisition of our Digital Non-Linear Editing product line in June 2004. The reduction in our workforce between December 31, 2004 and May 31, 2005 is primarily due to a considerable lay off of employees in our Digital Non-Linear Editing product line as a result of a restructuring of such product line announced on January 7, 2005.

        Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to our Israeli employees directly or by an extension order of the Israeli Ministry of Labor and Welfare. These provisions principally concern the maximum length of the workday and the workweek, minimum wages, recuperation payments, travel expenses, determination of severance payment and other conditions of employment. Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with the cost of living adjustments, as determined on a nationwide basis and pursuant to agreements with the Histadrut based on changes in the Israeli CPI, which was extended by an extension order. The amounts and frequency of such adjustments are modified from time to time.

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

    6.E Share ownership

        As of May 31, 2005, our current directors and executive officers (13 persons) held an aggregate of 2,382,597 ordinary shares of our Company of which 543,171 shares issuable upon exercise of options that may be exercisable within 60 days after May 31, 2005. Our current directors and executive officers (13 persons) holds as of May 31,2005 options to purchase an aggregate of 1,081,640 ordinary shares, of which options to purchase 543,171 shares are vested or exercisable within 60 days as of May 31, 2005.

        Option Plans

        Since 1990, we have granted options to employees and directors to purchase ordinary shares at exercise prices ranging from $0.17 to $32. As of May 31, 2005, options and warrants to purchase 2,997,655 of our ordinary shares were outstanding, with exercise prices ranging from $0.17 to $32 per share. As of May 31, 2005, 1,882,095 of the options described above have vested or exercisable within 60 days as of such date. The expiration date of the aforementioned options is generally 7 years as of their date of grant. As of December 31, 2004 the number of options outstanding and reserved for issuance under our plans was 3,270,556 and 517,579, respectively. The following table shows as of May 31, 2005 the number of options outstanding and reserved for issuance under each of the our share options plans.

Plan	Number of options outstanding	Number of options reserved for issuance
1994 Plan	63,784	-
1999 Plans	2,501,125	581,806
2001 Non-statutory share option plan	432,746	161,100
Total	2,997,655	742,906

        The following is a description of our share option plans currently in effect.

        1999 Plans. In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the “1999 Plans” both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purposes of the 1999 Plans are to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. As of May 31, 2005 an aggregate of 581,806 ordinary shares has been reserved for issuance under this plan, and 2,501,125 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 30 days from termination. We may make, from time to time, certain exceptions in the vesting and expiration terms of options granted to certain grantees.

        Options Issued in Connection with the Acquisition of Viewgraphics. In connection with the acquisition of Viewgraphics in December 2000, we assumed all options to acquire Viewgraphics common stock outstanding prior to the acquisition and issued in an aggregate options to acquire 753,384 ordinary shares at exercise prices ranging from $0.17 to $12.03. As of May 31, 2005, 6,411 options are still outstanding.

        2001 Non-statutory Share Option Plan. In April 2001, our board of directors approved the adoption of the 2001 Non-statutory Share Option Plan, the purposes of which are to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. The options to be granted under the plan are limited to non-statutory options, thus there will be no incentive stock options. In addition, we plan to use this plan to grant options to employees only, thus excluding officers and directors from the plan. As such, we do not need shareholder approval of this plan under U.S. laws or applicable Nasdaq rules. As of May 31, 2005 an aggregate of 161,100 ordinary shares has been reserved for issuance under this plan, and 432,746 were granted and are outstanding. The plan otherwise has terms similar to those contained under the 1999 U.S. Plan.

Item 7 Major Shareholders and Related Party Transactions

    7.A Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of the ordinary shares at May 31, 2005 of (i) each person or group known by us to own beneficially 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported to by such persons.

Name of Beneficial Owner	Class of Security	No. Of Shares Beneficially Held(1)		Percentage of Class

Tom Wyler(2)	Ordinary shares	1,929,167		14.5
Arthur Mayer - Sommer	Ordinary shares	1,200,000		9.1
Avraham and Moshe Namdar(3)	Ordinary shares	1,024,076	(4)	7.7
Bricoleur Capital Management LLC (5)	Ordinary shares	705,641		5.3
Kern Capital Management LLC(6)	Ordinary shares	785,800		5.96
Shareholding of all directors and officers as a
group (13 persons)	Ordinary shares	2,382,597	(7)	17.1

1.	Number of shares and percentage ownership is based on 13,192,252 ordinary shares outstanding as of May 31, 2005. Such number excludes 531,023 shares held by the Company, which have no rights in equity and no voting rights. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2005 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

2.	Mr. Tom Wyler serves as President and Executive Chairman of our Board of Directors since November 2004 and prior to that served in other senior executive positions in us. In December 2002, our shareholders approved a grant of 200,000 options exercisable into 200,000 of our shares to Mr. Wyler, subject to certain adjustments at an exercise price of $2.38 per option and vesting over a 4-year period and in December 2004 our shareholders approved an additional grant to Mr. Wyler of 100,000 options exercisable into 100,000 of our shares at an exercise price of $6 per option and vesting over a 4-year period. 129,167 of the aforementioned options are currently vested or will vest within 60 days after May 31, 2005.

3.	Avraham and Moshe Namdar are brothers.

4.	Includes 761,914 shares held by Moshe Namdar, and 262,162 shares held by Avraham Namdar.

5.	To the best of our knowledge, the information is accurate as of March 31, 2005 and is based on the website of Nasdaqonline whose address is www.nasdaq.net.

6.	The information is accurate as of June 2, 2005 and is based on an e-mail sent to us by Kern Capital Management LLC on June 3, 2005.

7.	Includes 1,839,426 ordinary shares and 543,171 shares issuable upon exercise of options that may be exercisable within 60 days after May 31, 2005.

        Significant changes in the ownership of our shares.

        The following table specifies significant changes in the ownership of our shares by Festin Management Corp. This information is based on the forms 13D filed by Festin Management Corp beginning March 3, 2001 (whose holdings were transferred to Tom Wyler and Arthur Mayer-Sommer on September 10, 2004), regarding ownership of our: shares:

Beneficial Owner -	Date	No. Of Shares Beneficially Held

Festin Management Corp	March 3 2001	1,599,100
Festin Management Corp	April 24, 2001	1,981,900
Festin Management Corp	May 17, 2001	2,325,400
Festin Management Corp	June 19, 2001	2,588,800
Festin Management Corp	July 15, 2001	3,100,000
Festin Management Corp	November 25, 2003	3,000,000

Tom Wyler	June 9, 2005	1,800,000
Arthur Mayer-Sommer	June 9, 2005	1,200,000

        The following table specifies significant changes in the ownership of our shares by Avraham and Moshe Namdar. This information is based on the forms 13D filed by Avraham and Moshe Namdar beginning July 24, 2002, regarding ownership of our shares:

Beneficial Owner - Avraham and Moshe Namdar	Date	No. Of Shares Beneficially Held

	July 24, 2002	1,338,800
	August 1, 2002	1,474,300
	October3, 2002	1,684,300
	November 25, 2002	1,834,300
	December 30, 2002	1,964,300
	February 27, 2003	2,159,300
	October 10, 2003	1,668,436
	December 10, 2003	1,401,136
	January 6, 2004	1,151,136
	February 11, 2004	1,024,076

        The following table specifies significant changes in the ownership of our shares by Bricoleur Capital Management LLC. This information is based on the forms 13G filed by Bricoleur Capital Management LLC beginning February 11, 2005, regarding ownership of our shares:

Beneficial Owner - Bricoleur Capital Management LLC	Date	No. Of Shares Beneficially Held

	February 11, 2005	717,641
		705,641*

        *         To the best of our knowledge, the information is accurate as of March 31, 2005 and is based on the website of Nasdaqonline whose address is www.nasdaq.net

        All of our shares have the same voting rights.

        On May 31, 2005, there were approximately 73 shareholders of record of our ordinary shares. As of such date, 54 record holders in the United States hold approximately 73.975% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

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

        On May 6, 2004 we announced that our former president and chief financial officer, Mr. Zvi Halperin, is resigning and will be replaced by Mr. Danny Lustiger, who currently serves as the president and vice president of finance of Optibase Inc. We have entered into a termination agreement with Mr. Halperin in which he will resign from his positions as president and chief financial officer as of May 17, 2004. Mr. Halperin will transfer his duties to Mr. Danny Lustiger The vesting period for certain of the options to acquire shares which we have granted to Mr. Halperin will be accelerated and fully vested as of the date on which he ceases to be employed.

        During 2004 we have also entered into severance agreements with two of our officers. The amounts to be paid to each of these employees are not material.

        On December 16, 2004 our shareholders approved a framework resolution regarding the coverage of Tom Wyler’s liability under our general directors and officers liability insurance policies. The terms of such framework resolution are as follows: (i) the aggregate coverage amount under each such policy shall not exceed USD $12.5 million; (ii) the annual premium to be paid for each coverage amount shall not exceed USD $200,000; (iii) approval by the audit committee and board of directors that the coverage amount and annual premium with respect to such policy are reasonable under the circumstances, taking into consideration the Company’s exposure and the market conditions. This framework resolution is in effect for a 5-year term as of October 20, 2004. Accordingly, in order that Tom Wyler be covered by our general directors and officers liability insurance policies, our audit committee and board of directors must approve that each such policy complies with the terms of the framework resolution.

        For a description of the insurance, indemnification and exemption granted to our directors and officers, see Item 6.B – “COMPENSATION”.

        For a description of the grant of options to our directors and officers, see Item 6.E – “SHARE OWNERSHIP”. In addition, each member of our board of directors is pied an annual fee of $ 18,000 for his/her service as a director.

        See also the discussion regarding our relationships with Mobixell and V.Box under ITEM 4.A– “COMPANY OVERVIEW”.

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

Item 8. Financial Information

    8.A Consolidated Statements and Other Financial Information

        The following financial statements of the Company and the auditors’ report appearing on pages F-1 through F-42 of this Annual Report for fiscal 2004 are incorporated herein by reference:

—	Independent auditors’ report.
—	Balance Sheets as of December 31, 2004 and 2003.
—	Statements of Income for the years ended December 31, 2004, 2003 and 2002.
—	Statements of Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002.
—	Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
—	Notes to financial statements.

    Legal proceedings

        Pursuant to an arbitration with the New York Stock Exchange between us and Merrill Lynch, we were awarded compensation in the amount of approximately $1.8 Million of which we recorded other income totaling approximately $1.4 Million net of expenses, for further details, see “Item 5.B LIQUIDITY AND CAPITAL RESOURCES”. During the first quarter of 2004, we were notified of an alleged dispute with our former distributor in France, Visualdis, claiming damages in the amount of 850,000 EUR for unfair termination of our distribution arrangement. In addition, we have become aware of a dispute between Visualdis and our new distributor in France, Imago, in connection with the termination of the distribution relationship with us. In November 2004, we have reached an agreement with Visualdis pursuant to which we released Visualdis from its debt in the amount of approximately $75,946 in exchange for Visualdis’ waiver of the abovementioned claim towards us.

        In March 2005, we received a letter from the receiver of Vsoft Ltd., or Vsoft, arguing that during 2002 Optibase held negotiations with Vsoft not in good faith regarding a potential purchase of Vsoft’s share capital, which led to Vsoft’s entering into bankruptcy proceedings. Vsoft’s receiver requested Optibase to pay an amount of $2,125,000 for settlement purposes only and without waiving his rights to sue Optibase for other damages. As of the date hereof, no claim has yet been filed with the courts. We believe, based on the facts known to us as of the date hereof, prima facie, that the claim for damages is without merits.

        Optibase, Inc., has received a notification from the American Arbitration Association, or AAA, dated March 31, 2005, indicating that Alba Editorial, Inc., or Alba (a supplier of a component used in the 844 product, and licensed to Optibase pursuant to a Software Development and Licensing Agreement between Alba and Media 100, Inc., dated December 10, 2001, or the License Agreement, which was acquired by Optibase among the assets purchased by it from Media 100 out of bankruptcy), has filed a Demand for Arbitration with the AAA dated March 2, 2005, in respect of a controversy arising out a contract between Optibase and Alba. The AAA letter indicates that the claim is for a sum of $50,000. Optibase has not received such Demand for Arbitration, and cannot state with specificity the nature of the claim, though it believes it relates to an alleged failure by Optibase to pay license fees to Alba for the year 2005 under the License Agreement. Optibase has been in discussions with Alba to modify the license fee terms under the License Agreement.

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

    8.B Significant Changes

        Except for as stated in this annual report, there are no significant financial changes as of December 31, 2004.

Item 9. The Offer and Listing

    9.A. Offer and Listing Details

        Our ordinary shares are traded on the Nasdaq National Market under the symbol OBAS since our initial public offering on April 7, 1999. The following table sets forth, for the periods indicated, the high and low close sale prices per share of our ordinary shares as reported by the Nasdaq National Market.

	High	Low

2000	$41.875	$5.938
2001	$9.25	$2.11
2002	$3.288	$1.4

2003
First Quarter	$2.12	$1.77
Second Quarter	$3.40	$1.87
Third Quarter	$7.18	$3.29
Fourth Quarter	$8.83	$5.85

2004
First Quarter	$8.32	$6.01
Second Quarter	$7.25	$4.87
Third Quarter	$5.60	$3.80
Fourth Quarter	$6.40	$4.29
2005
January	$6.69	$5.72
February	$6.64	$6.04
March	$6.43	$5.16
April	$5.53	$4.70
May (through May 31, 2005)	$5.50	$5.04

        On May 31, 2005, the reported closing sale price of our ordinary shares on the Nasdaq National Market was $5.37 per share.

Item 10. Additional Information

    10.A Share capital

        Not applicable.

    10.B Memorandum and Articles of Association

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

        Rights Attached to Shares

        Our registered share capital is NIS 2,500,004 divided into a single class of 19,230,800 ordinary shares, par value NIS 0.13 per share, of which 13,192,252 ordinary shares were outstanding as of May 31, 2005. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

        Limitations on Change in Control and Disclosure Duties

        Our memorandum and articles of association do not restrict the change of control nor do they impose any disclosure duties beyond the requirements set out in Israeli law. Please see ITEM 3D(B) – “RISKS RELATING TO OPERATIONS IN ISRAEL – ANTI-TAKEOVER PROVISIONS.”

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

        Acquisition of certain assets and liabilities of Media 100 Inc. On March 18, 2004, Media 100 Inc. (“Media 100”) and us entered into an Assets Purchase Agreement pursuant the court approval, we acquired certain assets and liabilities of Media 100 in consideration for $2.5 million in cash In addition we incurred costs totaling approximately $401,000. The closing date was June 1, 2004.

    10.D Exchange controls

        There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except or otherwise as set forth under ITEM 10E. “ADDITIONAL INFORMATION – TAXATION.”

        Under Israeli law (and our memorandum and articles of association), persons who are neither residents nor nationals of Israel may freely hold, vote and transfer ordinary shares in the same manner as Israeli residents or nationals.

    10.E Taxation

    Israeli taxation

        The following is a discussion of Israeli and United States tax consequences material to a U.S. shareholder. To the extent the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any non-U.S., state or local taxes.

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

        General Corporate Tax Structure in Israel. The regular rate of corporate tax to which Israeli companies are subject is 35%. However, the effective rate of tax of a company that is qualified under Israeli law as an “Industrial Company” (as referred to below) and that derives income from an “Approved Enterprise” (as referred to below) may be considerably lower.

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

        Should we derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates of 35%.

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

        Special Provisions Relating to Taxation under Inflationary Conditions. The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Below we describe those features which are material to us:

—	There is a special tax adjustment for the preservation of equity which classifies corporate assets into fixed assets and non-fixed assets. Where a company’s equity, as defined in the law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

—	In specified circumstances, gains on traded securities, which might otherwise be eligible for reduced rates of tax, will be subject to company tax at the rate of 35%.

        The Israeli Law for the Encouragement of Capital Investment, 1959 and regulations prescribe an expiry date for the grant of new benefits. The expiry date has been extended several times in the past and the expiry date currently in effect is on December 31, 2007, and no new benefits will be granted after that date unless the expiry date is again extended. A government committee is reviewing the benefits program under the law. There can be no assurance that new benefits will be available after December 31, 2007, however benefits already granted will stay in effect throughout the plan period. We have already been granted approved enterprise status under this Law, the deadline does not have any affect on such status or on the benefits we receive.

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

        Foreign Exchange Regulations. We are permitted to pay in Israeli and non-Israeli currency: -

—	dividends to holders of our ordinary shares; and
—	any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up.

        If we make any payments in Israeli currency, the payments may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

        United States Federal Income Tax Consequences. The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

—	broker-dealers,
—	financial institutions,
—	certain insurance companies,
—	investors liable for alternative minimum tax,
—	tax-exempt organizations,
—	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,
—	persons who hold the ordinary shares through partnerships or other pass-through entities,
—	investors that actually or constructively own 10 percent or more of our voting shares, and
—	investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

        This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the non-U. S. and United States federal, state and local tax considerations of an investment in ordinary shares.

        For purposes of this summary, a U.S. Holder is:

—	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;
—	a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;
—	an estate whose income is subject to U.S. federal income tax regardless of its source;
—	a trust if: (a) a court within the United States is able to exercise primary supervision over administration of the trust, and (b) one or more United States persons have the authority to control all substantial decisions of the trust; or
—	a trust, if the trust were in existence and qualified as a "United States person," within the meaning of the Code, on August 20, 1996 under the law as then in effect and elected to continue to be so treated.

        Taxation of Dividends. The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See " – Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to U.S. corporations under Section 243 of the Code.

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

        Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which non-U.S. tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

        Dispositions of Ordinary Shares. If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

        For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) the average percentage of the value of all of our assets for the taxable year which produce or are held for the production of passive income is at least 50%. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes, among others, dividends, interest, certain types of royalties and rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we are a PFIC under a literal application of the asset test that looks solely to market value. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders of our ordinary shares would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale of ordinary shares.

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

        As an alternative to making the QEF election, the U.S. Holder of PFIC stock which is publicly traded could mitigate the consequences of the PFIC rules by electing to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. All U.S. Holders are advised to consult their own tax advisers about the PFIC rules generally and about the advisability, procedures and timing of their making any of the available tax elections, including the QEF or mark-to-market elections.

        Backup Withholding and Information Reporting. Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to a 28 percent U.S. backup withholding tax. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. Any amount withheld under these rules may be credited against your federal income tax liability. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS. Any U.S. holder who holds 10% or more in vote or value of our ordinary shares may be subject to certain additional United States information reporting requirements.

        U.S. Gift and Estate Tax. An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

    10.F Dividend and Paying Agents.

        Not applicable.

    10.G Statement by experts

        Not applicable.

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

        Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

        Most of our revenues are generated in U.S. dollars but a portion of our expenses is incurred in NIS. Therefore, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

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

        Investments Risks

        In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. For information concerning our investment policy, see Item 5.B - "LIQUIDITY AND CAPITAL RESOURCES". The investment guidelines are to be reviewed periodically by our board of directors with the President and Chief Financial Officer

        Approximately 65% of our available cash is invested in structured notes, or the Notes, acquired from several banks. Under the terms of the Notes, for each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 3% to 7%, the Notes bear interest at a rate of 10% to 10.5% per annum. On all other days, the Notes do not bear any interest. Changes in the rate of the LIBOR may significantly affect the market value of our investments. Our available cash (including the Notes) is generally classified as available for sale and, consequently, are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). Changes in the current economic situation, interest rates and other factors may adversely affect the value of our available cash. As a result, we may recognize in earnings the decline in fair value of our investments when the decline is judged to be other- than- temporary.

        Furthermore, our equity and other investments in private companies are subject to risk of loss of investment capital. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our investments as well as on our results of operations. We do not currently hedge these interest rate exposures.

The table set forth shows the construction of our available cash investments classified as available for sale:

	December 31,
	2003				2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Available-for-sale:

Government and
corporate debt	$27,459	$1,969	$(261)	$29,167	$15,163	$1,233	$(22)	$16,374
Government and
corporate structured
notes (*)	19,434	12	(110)	19,336	30,381	20	$(80)	30,321

Total securities	$46,893	$1,981	$(371)	$48,503	$45,544	$1,253	$(102)	$46,695

*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15. Controls and Procedures

        Disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer and principal financial officer) to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that Optibase has in place appropriate controls and procedures designed to ensure that information required to be disclosed by Optibase in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

        Internal controls. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A Audit Committee Financial Expert

        The Board of Directors has determined that Alex Hilman and Gil Weiser are “audit committee financial experts” as defined in Item 16A of Form 20-F.

Item 16B Code of Business Conduct and Ethics

        We have adopted a Code of Business Conduct and Ethics for our employees, including our chief executive officer and senior financial officers. The Code of Business Conduct and Ethics was attached as Exhibit 11 to the Company’s annual report filed on Form 20-F on May 17, 2004.

Item 16C Principal Accountant Fees and Services

        Kost, Forer Gabbay & Kasierer, a member of Ernst & Young global Ltd., or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer to Optibase in 2004 and 2003.

	2004 USD in thousands	2003 USD in thousands
Audit Fees (1)	68	26
Audit-related Fees (2)	-	16
Tax Fees (3)	-	13
All Other Fees (4)	4	3
TOTAL	72	58

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

(4)	All Other Fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

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

        During 2004, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D Exemption From the listing standards for Audit Committee.

        Under the Nasdaq corporate governance rules, foreign private issuers are exempt from many of the requirements if they instead elect to be exempted from such requirements, provided they are not prohibited by home country practices and disclose where they have elected to do so. In March 1999, we have received exemptions form Nasdaq Rules 4320(e)(21)(E), 4320(e)(21)(F) and 4320(e)(21)(H) regarding (i) quorum at general meetings of shareholders; (ii) solicitation and provision of proxy statements; and (iii) obtaining of shareholders approvals prior to certain issuances of securities, respectively. Nevertheless, we did not rely on any of these exemptions at least since 2003 and we elected instead to follow Nasdaq Marketplace Rules. Currently, we satisfy the respective Nasdaq requirements, and have not elected to be exempt from any such requirement

Item 16E Purchases Of Equity Securities By The Issuer And Affiliate Purchasers.

        Not applicable.

Item 17. Financial Statements

        Not Applicable.

Part III

Item 18. Financial Statements

        The following financial statements of the Company and the auditors' report are hereby attached.

Report of Independent Registered Public Accounting Firm	F - 2
Consolidated Balance Sheets	F - 3 - F - 4
Consolidated Statements of Operations	F - 5
Statements of Changes in Shareholders' Equity	F - 6
Consolidated Statements of Cash Flows	F - 7 - F - 8
Notes to Consolidated Financial Statements	F - 9 - F - 40

Item 19. Exhibits and financial statement schedules

(a)	Financial Statement Schedules

Schedule II	Schedule of Valuation and Qualifying Accounts at December 31, 2004

SCHEDULE II
OPTIBASE LTD.

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AT DECEMBER 31, 2004

	Balance at beginning of period	Provision for doubtful accounts	Write-off of previously provided accounts	Balance at end of period
	(Dollars in thousands)

Year ended December 31, 2004
Allowance for doubtful accounts	$517	$214	$ (69)	$662
Year ended December 31, 2003
Allowance for doubtful accounts	$814	$ 33	$(330)	$517
Year ended December 31, 2002
Allowance for doubtful accounts	$739	$278	$(203)	$814

Other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

(b)	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company's Form 6K Dated February 15, 2002).
1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company's Form 6K dated February 15, 2002).
2.1	Escrow Agreement dated December 4, 2000 by and among Optibase Ltd., Viewgraphics Incorporated, American Stock Transfer & Trust Company and John Krooss as Representative of Shareholders (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).1	Agreement and Plan of Reorganization dated December 1, 2000 by and among Optibase Ltd., Vodka Acquisition Corp., Viewgraphics Incorporated, John Krooss and the Krooss 2000 Children's Trust
Exhibit A Form Voting Agreement
Exhibit B Form of Krooss Employment Agreement (see Exhibit 10.1)
Exhibit C Forms of Employment Agreement
Exhibit D Form of Individual Shareholder Agreement
Exhibit E Form Escrow Agreement (see Exhibit 2.3)
Exhibit F Form of Agreement of Merger
Exhibit G Form of Opinion from legal counsel to Viewgraphics
Exhibit H Forms of Opinion from legal counsels to Optibase
(incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).2	Asset Acquisition Agreement dated December 1, 2000 by and among Optibase Ltd., Viewgraphics Incorporated and John Krooss (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).3	Settlement Agreement and Release dated December 1, 2001 by and among Optibase Ltd. and the former shareholders of Viewgraphics, John Krooss as shareholder representative and American Stock Transfer & Trust Company as the escrow agent (incorporated by reference to Exhibits 4.3 and 4.4 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

Exhibit Number	Description of Document

4.(a).4	Agreement and General Release dated January 15, 2002 by and between Optibase Ltd. and John Krooss (incorporated by reference to Exhibits 4.3 and 4.4 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4.(a).5	Termination Agreement Between Optibase Ltd., Optibase Inc. and Optibase Europe Ltd. and Mr. Ran Eisenberg, dated August 29, 2001 (incorporated by reference to exhibits filed with the Form 6-K filed on February 15, 2002).
4.(b).1	Consulting Agreement between Optibase Ltd. and Mr. Ran Eisenberg, dated August 29, 2001 (incorporated by reference to exhibits filed with the Form 6-K filed on February 15, 2002).
4.(b).2	Distribution Agreement between Optibase Ltd. and Beijing Digital Express Center dated December 20, 2002 (incorporated by reference to Exhibit 4.7 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).1	Form of Letter of Indemnity between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 4.8 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).2	Form of Letter of Indemnity between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).3	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).4	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).5	102 Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).6	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).7	2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to the amendment, Exhibit 99.7 filed with the Form 6-K filed on February 15, 2002).
4.(c).8	Employment Agreement with John Krooss dated November 30, 2000 (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(c).9	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
8.1	List of the subsidiaries of the Company (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
10.1	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.
11	Code of Business Conduct and Ethics. (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
12.(a).1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.(a).2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.(a).1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.(a).2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

OPTIBASE LTD.

        We have audited the accompanying consolidated balance sheets of Optibase Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the index at Item 19(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Tel-Aviv, Israel January 31, 2005	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,430	$5,785
Marketable securities (Note 3)	48,503	46,695
Trade receivables (net of allowance for doubtful accounts of $ 517 and $ 662
as of December 31, 2003 and 2004, respectively) (Note 15a)	2,804	3,227
Other accounts receivable and prepaid expenses (Note 4)	1,777	1,567
Inventories (Note 5)	3,652	4,893

Total current assets	63,166	62,167

LONG-TERM INVESTMENTS:
Long-term lease deposits (Note 11a)	255	282
Severance pay fund	1,362	1,393
Investments in companies (Note 6)	615	691

Total long-term investments	2,232	2,366

PROPERTY AND EQUIPMENT, NET (Note 7)	1,386	1,393

OTHER LONG-LIVED ASSETS, NET (Note 8)	140	60

Total assets	$66,924	$65,986

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2003	2004

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit line (Note 10)	$2,151	$503
Current maturities of long-term capital lease obligations	14	-
Trade payables	1,470	2,685
Deferred revenues	165	1,770
Other accounts payable and accrued expenses (Note 9)	6,566	8,032

Total current liabilities	10,366	12,990

ACCRUED SEVERANCE PAY	2,080	2,169

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 14):
Share capital:
Ordinary Shares of NIS 0.13 par value -
Authorized: 19,230,800 shares as of December 31, 2003 and 2004; Issued:
13,523,531 and 13,675,625 shares as of December 31, 2003 and 2004, respectively; Outstanding: 12,992,508 and 13,144,605 shares as of December
31, 2003 and 2004, respectively	524	528
Additional paid-in capital	116,986	117,470
Treasury shares	(2,278)	(2,278)
Accumulated other comprehensive income	1,610	1,151
Accumulated deficit	(62,364)	(66,044)

Total shareholders' equity	54,478	50,827

Total liabilities and shareholders' equity	$66,924	$65,986

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2002	2003	2004

Revenues (Notes 15 and 16b)	$20,424	$19,377	$20,848
Cost of revenues (Note 16d)	10,266	8,508	9,360

Gross profit	10,158	10,869	11,488

Operating expenses:
Research and development, net (Note 17a)	8,128	4,839	6,264
Selling and marketing	7,991	7,928	9,606
General and administrative	2,050	1,973	3,088
Write-off of in-process research and development
(Note 1b)	-	-	800
Impairment of long-lived assets (Note 1c)	6,791	-	1,471
Impairment of goodwill (Note 1c)	-	-	540
Restructuring charges (Note 1d)	505	-	-

Total operating expenses	25,465	14,740	21,769

Operating loss	(15,307)	(3,871)	(10,281)
Other income (expenses), net (Note 12)	(339)	(2,275)	933
Financial income, net (Note 17b)	3,713	7,979	5,668

Income (loss) before taxes on income	(11,933)	1,833	(3,680)
Taxes on income (Note 13)	124	-	-

Net income (loss) before cumulative effect of accounting change	(12,057)	1,833	(3,680)
Cumulative effect of accounting change (Note 1c)	(854)	-	-

Net income (loss)	$(12,911)	$1,833	$(3,680)

Net earnings (loss) per share:
Before cumulative effect of accounting change - basic	$(0.99)	$0.15	$(0.28)

Cumulative effect of accounting change - basic	$(0.07)	$-	$-

Basic	$(1.06)	$0.15	$(0.28)

Diluted	$(1.06)	$0.14	$(0.28)

Weighted average number of shares used in computing basic net
earnings (loss) per share (in thousands)	12,203	12,510	13,069

Weighted average number of shares used in computing diluted net
earnings (loss) per share (in thousands)	12,203	13,062	13,069

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary Shares	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2002	$495	$115,949	$(2,278)	$(2,699)	$78	$(51,286)		$60,259
Issuance of shares under employee share
purchase plan, net	5	337	-	-	-	-		342
Exercise of stock options	5	30	-	-	-	-		35
Cancellation of deferred stock compensation	-	(809)	-	809	-	-		-
Amortization of deferred stock compensation	-	-	-	1,156	-	-		1,156
Amortization of deferred stock compensation
related to shares that are held in escrow	-	-	-	225	-	-		225
Other comprehensive income:
Unrealized gain on available-for-sale
marketable securities, net	-	-	-	-	389	-	$389	389
Net loss	-	-	-	-	-	(12,911)	(12,911)	(12,911)

Total comprehensive loss							$(12,522)

Balance as of December 31, 2002	505	115,507	(2,278)	(509)	467	(64,197)		49,495
Exercise of warrants and employees stock
options	19	2,048	-	-	-	-		2,067
Cancellation of deferred stock compensation	-	(263)	-	263	-	-		-
Amortization of deferred stock compensation	-	-	-	246	-	-		246
Reversal of stock compensation due to
forfeiture of stock options	-	(306)	-	-	-	-		(306)
Other comprehensive income:
Unrealized gain on available-for-sale
marketable securities, net	-	-	-	-	1,143	-	$1,143	1,143
Net income	-	-	-	-	-	1,833	1,833	1,833

Total comprehensive income							$2,976

Balance as of December 31, 2003	524	116,986	(2,278)	-	1,610	(62,364)		54,478
Exercise of employees stock options	4	407	-	-	-	-		411
Compensation related to warrants
granted to consultant	-	77	-	-	-	-		77
Other comprehensive loss:
Unrealized loss on available-for-sale
marketable securities, net	-	-	-	-	(459)	-	(459)	(459)
Net loss	-	-	-	-	-	(3,680)	(3,680)	(3,680)

Total comprehensive loss							$(4,139)

Balance as of December 31, 2004	$528	$117,470	$(2,278)	$-	$1,151	$(66,044)		$50,827

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004

Cash flows from operating activities:
Net income (loss)	$(12,911)	$1,833	$(3,680)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,623	1,356	1,105
Write-off of in-process research and development	-	-	800
Impairment of long-lived assets	7,110	-	1,471
Impairment of goodwill	-	-	540
Impairment of long-term investment	-	1,364	-
Other expenses	325	907	574
Cumulative effect of accounting change	854	-	-
Proceeds from trading marketable securities, net	23,260	-	-
Accrued interest and amortization of premium and discount on
available-for-sale marketable securities	(132)	(806)	299
Realized gain on sale of available-for-sale marketable securities	(852)	(4,536)	(1,003)
Loss (gain) on sale of property and equipment	14	4	(125)
Accrued severance pay, net	(19)	129	58
Amortization of deferred stock compensation	1,381	(60)	-
Compensation related to warrants granted to consultants	-	-	77
Decrease (increase) in trade receivables, net	2,060	(154)	(141)
Decrease (increase) in other accounts receivable and prepaid expenses	(163)	(200)	210
Decrease (increase) in inventories	756	290	(1,206)
Increase (decrease) in trade payables	(140)	(594)	1,215
Increase (decrease) in deferred revenues	144	(144)	875
Increase (decrease) in accrued expenses and other accounts payable	(928)	515	1,422

Net cash provided by (used in) operating activities	23,382	(96)	2,491

Cash flows from investing activities:
Capitalization of computer software costs	(120)	-	-
Proceeds from sale of property and equipment	13	12	125
Purchase of property and equipment	(476)	(210)	(501)
Investments in available-for-sale marketable securities	(64,907)	(53,639)	(38,752)
Proceeds from sale of available-for-sale marketable securities	29,184	51,186	40,805
Proceeds from maturity of available-for-sale marketable securities	13,850	-	-
Redemption of (investment in) long-term lease deposits	78	(16)	(27)
Investment in companies	(946)	(898)	(650)
Acquisition of certain assets and liabilities of Media 100 Inc. (c)	-	-	(2,885)

Net cash used in investing activities	(23,324)	(3,565)	(1,885)

Cash flows from financing activities:
Short-term bank credit	-	2,151	(1,648)
Proceeds from issuance of Ordinary Shares, net	342	-	-
Proceeds from exercise of stock options	35	2,067	411
Payments of long-term capital lease obligations	(197)	(129)	(14)

Net cash provided by (used in) financing activities	180	4,089	(1,251)

Increase (decrease) in cash and cash equivalents	238	428	(645)
Cash and cash equivalents at the beginning of the year	5,764	6,002	6,430

Cash and cash equivalents at the end of the year	$6,002	$6,430	$5,785

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2002	2003	2004

Supplemental disclosure of cash flow activities:

(a)	Non-cash transactions:

	Reclassification of inventories into property and equipment	$575	$295	$366

(b)	Cash paid during the year for:

	Interest	$40	$35	$34

	Taxes	$-	$191	$-

(c)	Payment for the acquisition of certain assets and liabilities
	assumed of Media 100 Inc., net:

	Fair values of assets acquired and liabilities assumed at
	the date of acquisition are as follows:

	Working capital deficiency (excluding cash and cash
	equivalents in the amount of $ 16)			$(91)
	Property and equipment			170
	In-process research and development			800
	Goodwill			540
	Customer relationship			658
	Technology			808

				$2,885

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL

a.	Optibase Ltd. (“the Company”) was incorporated and commenced operations in 1990.

The Company has one wholly-owned subsidiary: Optibase Inc. in the United States which was incorporated in 1991. Other previously wholly-owned subsidiary, Optibase B.V. in the Netherlands, was dissolved in September 2003.

The Company and its subsidiary provide high quality equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets, which performed through the operation of three product lines. Video technologies (previously called “Building Blocks”) IPTV (previously called “Broadband TV”) and Digital Non-Linear Editing.

The Company and its subsidiary sell their products worldwide, directly and through distributors, Value Added Resellers (“VARs”), system integrators and Original Equipment Manufacturers (“OEMs”), all of which are considered end-customers from the perspective of the Company and its subsidiary.

The majority of the Company and its subsidiary sales is made in North America, Europe and the Far East (see Note 15a).

b.	On March 18, 2004, the Company and Media 100 Inc. a U.S. – base provider of professional video editing and compositing systems (“Media 100”) entered into an Assets Purchase Agreement (“the Agreement”). Under the terms of the Agreement, the Company acquired certain assets and liabilities assumed of Media 100 in consideration of $ 2,500 in cash. In addition, the Company incurred costs totaling $ 401, in connection with the transaction. The closing date was June 1, 2004.

The acquisition was accounted for in accordance with Statement of Financial Accounting Standard No. 141 “Business Combination (“SFAS No. 141”), using the purchase method of accounting method. Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair value at the date of acquisition fair value was established based on discounted cash flows. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to assets, as follows:

Cash and cash equivalents	$16
Trade receivables	282
Inventory	401
Property and equipment	170

Intangible assets:
In-process research and development (*)	800
Technology (four-year useful life)	808
Customer relationship (three-year useful life)	658
Goodwill	540

Total assets acquired	3,675

Liabilities assumed:
Accounts payable and other accrued expenses	(44)
Deferred revenues	(730)

Total liabilities assumed	(774)

Net assets acquired	$2,901

(*)	Write-off of in process research and development, for which technological feasibility has not yet been established and no alternative future use exists.

The accompanying consolidated financial statements include the acquired assets and liabilities assumed of Media 100 as of December 31, 2004 and its result of operations for the seven months ended December 31, 2004 but exclude the results of Media 100 for all other periods presented. The following unaudited pro forma consolidated results of operations for the years ended December 31, 2003 and 2004 were prepared assuming the acquisition of Media 100 assets and liabilities assumed occurred on January 1, 2003. The pro forma result of operations are not necessarily indicative of the consolidated results that actually would have occurred had the acquisition been consummated at January 1, 2003, nor do they purport to represent the results of operations for future periods.

	Year ended December 31,
	2003		2004
	As Reported	Pro Forma	As Reported	Pro Forma
	Unaudited (In thousands except per share data)

Total revenues	$19,377	$35,901	$20,848	$23,783

Net income (loss)	$1,833	$(4,447)	$(3,680)	$(6,967)

Earnings (loss) per common share
Basic	$0.15	$(0.36)	$(0.28)	$(0.53)

Diluted	$0.14	$(0.36)	$(0.28)	$(0.53)

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

c.	Impairment of long-lived assets and goodwill:

1.	Impairment of long-lived assets and goodwill in 2004 (see also Note 2h and 2i):

During the fourth quarter of 2004, the Company decided to significantly reduce the operations of its digital non-linear editing product line associated with Media 100. Consequently, the Company performed a recoverability test on its long-lived assets associated with its digital non-linear editing product line. As a result, the Company recorded a non-cash charge of $ 1,471 in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS 144”), with respect with its digital non-liner editing product lines. This impairment charge is included in the consolidated statements of operations. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results.

The composition of the impairment as follows:

Technology (*)	$690
Customer relationship (*)	529
Property and equipment (*)	252

$1,471

(*)	Related to the purchase of certain assets and liabilities of Media 100, at June 1, 2004.

As part of the annually goodwill impairment test and in connection with the evaluation, the Company has recognized a goodwill impairment loss in the amount of $ 540 in accordance with Accounting Standard No. 142 “Goodwill and Other Intangible Assets”(“SFAS 142”). The fair value of the reporting unit, the digital non-linear editing product line, was estimated using the expected present value of future cash flows. The goodwill impairment charge is included in the consolidated statements of operations.

2.	Impairment of long-lived assets in 2002 (see also Note 2j and 2k):

Due to the decrease in sales to a major customer, recurring operating losses and downward adjustment to the Company’s projections, the Company performed a recoverability test on its long-lived assets. In connection with this analysis, the Company recorded a non-cash charge of $ 6,791 in accordance with SFAS 144 in respect to one group of assets. This charge is included in the impairment of long-lived assets in the consolidated statements of operations.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The Company and its subsidiaries reclassified certain intangible assets, acquired from ViewGraphics and HiTV Unit, to goodwill in accordance with SFAS 141 (as of January 1, 2002).

Based on steps the Company has taken for the adoption of SFAS 142, goodwill amounting to $ 854, was impaired using the impairment test required by SFAS 142. The impairment, required to be recognized when adopting SFAS 142, is reflected as a cumulative effect of accounting change as of January 1, 2002. The goodwill impairment composed of reclassification of the following intangible assets:

Customer base - ViewGraphics	$66
Assembled workforce - ViewGraphics	636
Assembled workforce - HiTV	152

$854

d.	Restructuring:

During the third quarter of 2001, the Company announced that it was implementing a restructuring plan (“the 2001 Plan”) intended to further reduce costs. The 2001 Plan consisted of employee termination benefits associated with the involuntary termination of 38 employees. Through the third quarter of 2001, the 2001 Plan and the benefit arrangement were communicated to employees. The restructuring charges amounted to $ 2,064 and were utilized during 2001 and 2002.

During the third quarter of 2002, and with respect to the conditions that led to the abovementioned impairment of intangible assets, the Company announced that it was implementing a restructuring plan (“the 2002 Plan”) intended to further reduce costs. The 2002 Plan consisted of employee termination benefits associated with the involuntary termination of 10 employees. Through the third quarter of 2002, the plan and the benefit arrangement were communicated to employees. The restructuring charges amounted to $ 505 and were utilized during 2002 and 2003. The restructuring charges in 2002 include impairment of property and equipment in the amount of $ 319.

The 2001 and 2002 restructuring plans were accounted for in accordance with EITF No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Costs of Exit and Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”), and in accordance with Staff Accounting Bulletins No. 100, “Restructuring and Impairment Charges” (“SAB 100”). The impairment of property and equipment was accounted for in accordance with SFAS 144.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiary is generated in United States dollars (“dollars”). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and each of its subsidiaries operate. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside of the Group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

e.	Marketable securities:

The Company and its subsidiary accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Management determines the appropriate classification of its investments in marketable securities at the time of purchase, and reevaluates such determinations at each balance sheet date.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2003 and 2004, all marketable securities covered by SFAS 115 were classified as available-for-sale. Available-for-sale marketable securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, “Accumulated other comprehensive income (loss)". Realized gains and losses on sales of investments, as determined on a specific identification basis, and interest income, including amortization of the premium and discount on debt securities, are included in the consolidated statement of operations, as financial income or expense as appropriate (see Note 17b).

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the decline in value for securities is other than temporary. The Company’s policy in evaluating the fair value of its investments in marketable securities is based on the following factors: (i) whether there is a significant decline in value of the securities suspected to be other than temporary,(ii) the ability to hold the security until recovery and (iii) the intention to hold the security until recovery. As of December 31, 2003 and 2004, management has not identified any other than temporary decline in their market value.

Structured notes were accounted for as structured notes in accordance with the provisions of FASB Emerging Issues Task Force (EITF) Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under the notes term, for each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 3% to 7%, the notes bear interest at the rate of 10% to 10.5% per annum. On all other days, the deposits do not bear any interest. As of December 31, 2003 and 2004, investments in structured notes securities approximate their market value.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In 2002, 2003 and 2004 the Company and its subsidiary recorded write-off charges in a total amount of $ 608, $ 460 and $ 336, respectively, related to obsolete inventory and slow-moving items, which are included in the statement of operations under cost of revenues.

Cost is determined as follows:

Raw materials and components – by the “average cost” method.

Work in progress and finished goods – on the basis of calculated manufacturing costs and related overhead.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	The shorter of the useful life on
term of the lease

h.	Goodwill and intangible assets:

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. As of December 31, 2003 and 2004, an impairment loss in the amount of $ 0 and $ 540, respectively, were recorded (see Note 1c1).

Intangible assets acquired in a business combination are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Acquired technology is amortized over a weighted average of 4 years, and customer relationship is amortized over a weighted average of 3 years.

i.	Other long-lived assets, net:

The Company and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared to the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Investment in companies:

Investment in companies represents investments in: (i) Preferred Shares of a privately held company which is recorded at the lower of cost or estimated fair value, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee and holds an equity stake of less than 20%, (ii) a privately held company by a way of convertible notes.

The Company’s investment in company (i) is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, (“APB 18).

k.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from the sale of hardware products (“products”) and to a lesser extent from sales of software products. The Company and its subsidiaries sell their products worldwide directly and through system integrators, VARs, distributors and OEMs who are considered end-customers.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exist and collectibility is probable. Estimated warranty costs, which are insignificant, are based on the Company and its subsidiary past experience and are accrued in the financial statements. The Company and its subsidiary do not grant a right of return.

The Company accounts for software sales in accordance with Statement of Position 97-2, “Software Revenue Recognition”, as amended (“SOP 97-2”). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. Furthermore, the Company follows Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, “(“SOP 98-9”). SOP 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for one or more of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

Amounts received from customers for whom revenue has not yet been recognized, are presented as deferred revenues.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Research and development costs:

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” (“SFAS 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade and the European Union Research and Development Program (see also Note 11b1).

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

The Company assesses the recoverability of this asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

m.	Income taxes:

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

n.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for research and development are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Non-royalty-bearing grants:

The Company receives non-royalty-bearing grants from the European Union Research and Development Program, and from the MOST and STRIMM consortiums, which are part of the Office of the Chief Scientist Magnet program. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and are recorded as a reduction of research and development costs.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and long-term lease deposits.

Cash and cash equivalents, are invested in U.S. dollar deposits with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalents are financially sound and, accordingly, minimum credit risk exists with respect to these financial instruments.

Investments in marketable securities are done via major investment banks in the United States. These investments include corporate bonds, Government and Corporate structured notes. Management believes that the financial institutions are financially sound, the investments are well diversified, and accordingly credit risk exists with respect to these marketable securities, all in accordance with the Company’s investment policy.

The trade receivables of the Company and its subsidiaries are geographically diversified and derived from sales to customers mainly in North America, Europe and the Far East. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, advanced payments, insurance, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection in addition to a general allowance for the remaining accounts. The Company and its subsidiaries perform ongoing credit evaluations of their customers. The allowance for doubtful accounts amounted to $ 517 and $ 662 as of December 31, 2003 and 2004, respectively.

q.	Basic and diluted net earnings (loss) per share:

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

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total weighted average number of shares related to the outstanding options and warrants, excluded from the calculations of diluted net earnings (loss) per share since they would be anti-dilutive, was 4,780 for the year ended December 31, 2002, 390,983 for the year ended December 31, 2003 and 2,771,281 for the year ended December 31, 2004.

r.	Accounting for stock-based compensation:

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

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation – transition and disclosure” (“SFAS 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation (see also Note 14d).

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), pro forma information regarding net income (loss) and net income (loss) per share is required, and has been determined, as if the Company has accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2002, and 2003 and 2004: risk-free interest rates of 1.5%, 1.5% and 3.2% dividend yields of 0%, for each year, volatility factors of the expected market price of the Company’s Ordinary Shares of 0.494, 0.712 and 0.6, respectively, and a weighted average expected life of the options of 7 years, 4 years and 3 years, respectively.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2002	2003	2004

Net income (loss) - as reported	$(12,911)	$1,833	$(3,680)
Add - stock-based employee compensation -
intrinsic value	1,156	(60)	-
Deduct - stock-based employee compensation -
fair value	(5,289)	(883)	(357)

Net income (loss) - pro forma	$(17,044)	$890	$(4,037)

Basic net earnings (loss) per share - as reported	$(1.06)	$0.15	$(0.28)

Bsic net earnings (loss) per share - pro forma	$(1.39)	$0.07	$(0.31)

Diluted net earnings (loss) per share - as
reported	$(1.06)	$0.14	$(0.28)

Diluted net earnings (loss) per share - pro
forma	$(1.39)	$0.07	$(0.31)

The Company applies SFAS 123 and Emergency Issue Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of these options at the measurement date, as defined in EITF 96-18.

s.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s severance pay law, based on the most recent salary of the employees, multiplied by the number of years of employment as of the balance sheet date. Israeli employees are entitled to severance equal to one month’s salary for each year of employment, or a portion thereof. In the event of decrease in an employee salary, severance pay is calculated as follows: the severance pay with respect to the period prior to the decrease is based on the most recent salary of the employee prior to such decrease multiplied by the number of years of the employment until the date of the decrease. The severance pay with respect to the period following such decrease is based on the actual recent salary of such employee multiplied by the number of years of employment following such decrease.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s liability is fully provided by monthly deposits into severance pay funds, insurance policies and by an accrual. The value of these funds and policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses amounted to $ 395, $ 434 and $ 346 for the years ended December 31, 2002, 2003 and 2004, respectively.

t.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but no greater than $ 13 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company makes matching contribution up to 25% over a vesting period of 5 years.

u.	Fair value of financial instruments:

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

v.	Derivative investments:

The Company uses derivative instruments to manage exposures to foreign currency, primarily marketable securities denominated in Euros. The Company’s objectives for holding derivatives are to minimize these risks.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

“Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

During 2003 and 2004, the Company entered into forward exchange contracts to hedge certain marketable securities denominated in foreign currencies. The purpose of the Company’s foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from the sale of these marketable securities will be adversely affected by changes in the exchange rates.

During the years 2003 and 2004, the Company recognized a net loss of $ 39 and $ 31, related to the ineffective portion of its hedging instruments (inclusive of the time value of money).

w.	Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“SAFS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted no later than January 1, 2006. The Company expects to adopt this statement on January 1, 2006

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123 using the modified-prospective method.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25‘s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)‘s fair value method will have a significant impact on the Company result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements.

y.	Reclassification:

Certain 2002 and 2003 figures have been reclassified to conform to the 2004 presentation.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- MARKETABLE SECURITIES

	December 31,
	2003				2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Available-for-sale:

Government and
corporate debt	$27,459	$1,969	$(261)	$29,167	$15,163	$1,233	$(22)	$16,374
Government and corporate
structured notes *)	19,434	12	(110)	19,336	30,381	20	(80)	30,321

Total securities	$46,893	$1,981	$(371)	$48,503	$45,544	$1,258	$(102)	$46,695

*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

Realized gains on sales of available-for-sale securities totaled $ 852, $ 4,536 and $ 1,003 in 2002, 2003 and 2004, respectively (Note 17b). The net adjustment to unrealized holding gains (losses) on available-for-sale securities, included as a separate component of shareholders’ equity – “Accumulated other comprehensive gains (losses)", amounted to $ 389, $ 1,143 and $ (459) in 2002, 2003 and 2004, respectively.

Included in the Company’s investments are structured notes with an estimated fair value of approximately $ 19,336 and $ 30,321 as of December 31, 2003 and 2004, respectively. Such investments are used by management to enhance yields, diversify the investments, and manage the Company’s exposure to interest rate fluctuations. The notes were acquired from several banks and were categorized as available for sale. The notes bear interest based upon the rate of the LIBOR.

	December 31, 2003		December 31, 2004
	Amortized cost	Fair value	Amortized cost	Fair value

Available-for-sale securities:
Matures in one year	$3,317	$3,536	$-	$-
Matures from 1 to 5 years	8,523	6,957	3,620	3,894
Matures from 6 to 10 years	35,053	38,010	41,924	42,801

Total	$46,893	$48,503	$45,544	$46,695

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2003	2004

Employees	$116	$129
Government authorities	198	200
Prepaid expenses	243	316
Interest receivable	970	922
Others	250	-

	$1,777	$1,567

NOTE 5:- INVENTORIES

	December 31,
	2003	2004

Raw materials and components	$929	$1,253
Work in progress	943	1,261
Finished goods	1,780	2,379

	$3,652	$4,893

NOTE 6:- INVESTMENTS IN COMPANIES

a.	In November 2000, the Company signed an agreement with a privately held company, Mobixell Network, Inc. (“Mobixell”), according to which the Company has licensed Mobixell to use certain of its technologies valued at $ 300, based on an estimate made by management, and committed to invest through one of its subsidiaries at least $ 1,000 in Mobixell’s first round of financing. In December 2000, Mobixell completed its first financing round, in which the Company, through its subsidiary invested $ 1,064.

During the first quarter of 2003, the Company’s management determined that there was other than temporary decrease in the fair value of its investment in Mobixell. Accordingly, the Company recorded a loss with respect to the investment in Mobixell in the amount of $ 1,364, which is included in the statement of operations as other expenses.

During 2003 and 2004, the Company decided to invest an additional $ 300 and $ 400, respectively, in Mobixell, as part of a second and third investment round in Mobixell. As of December 31, 2004, the Company holds approximately 9.35% of Mobixell’s equity. The investment is treated on the basis of the cost method.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:- INVESTMENTS IN COMPANIES

b.	In July 2001, the Company, invested $ 250 in a privately held company, V.Box Communication Ltd. (“V. Box”). The investment was made by way of a loan against a note that can be converted into Ordinary Shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent of the Company and the other investor of V. Box. The loan does not bear interest. Through December 31, 2004, the Company invested additional $ 1,797 in V. Box in respect for additional convertible notes, as described above. In case of conversion, the Company will hold approximately 34% of V. Box Ordinary Shares.

The Company recorded impairment losses in the amount of $ 325, $ 907 and $ 574 in the years ended December 31, 2002, 2003 and 2004, respectively, which are included in the statement of operations under other expenses (income), net.

As of December 31, 2004, the outstanding balance represents the investment in Mobixell.

NOTE 7:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2003	2004

Cost:
Computers and peripheral equipment	$8,254	$8,430
Office furniture and equipment	721	535
Motor vehicles	19	19
Leasehold improvements	1,303	1,250

	10,297	10,234

Accumulated depreciation	8,911	8,841

Depreciated cost	$1,386	$1,393

As for charges, see Note 11d.

Depreciation expenses amounted to $ 1,576, $ 1,276 and $ 778 for the years ended December 31, 2002, 2003 and 2004, respectively.

As for impairment charges in 2002, 2003 and 2004, see Note 1d.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- OTHER LONG-LIVED ASSETS, NET

	December 31,
	2003	2004

Intangible assets:
Original amounts:
Capitalized computer software costs	$1,238	$1,238

Accumulated amortization:
Capitalized computer software costs	(1,098)	(1,178)

Amortized cost	$140	$60

Amortization expenses amounted to $ 1,047, $ 80 and $ 327 for the years ended December 31, 2002, 2003 and 2004, respectively. The amortization expenses for the year 2002 included amortization of acquired technology. The amortization for 2004 included amortization of acquired technology and customer base, in the amount of $ 247.

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2003	2004

Employees and payroll accruals	$2,152	$2,392
Royalties (see Note 11b)	1,698	1,743
Accrued expenses	1,644	2,741
Others	1,072	1,156

	$6,566	$8,032

NOTE 10:- SHORT-TERM BANK CREDIT LINE

As of December 31, 2003 and 2004, the Company and its subsidiary had authorized lines of credit in the amount of $ 20,457 and $ 10,464, respectively, out of which $ 457 and $ 464, respectively, are linked to the NIS and bear an annual bank interest rate of Prime plus 1%-1.25%, and $ 20,000 and $ 10,000, respectively, bear an annual interest rate of LIBOR plus 0.5%. The amount of approximately $ 25,000 is secured by marketable securities of the Company and its subsidiary.

The Company and its subsidiary had an utilized line of credit in the amount of $ 2,151 and $ 503 as of December 31, 2003 and 2004, respectively, used for marketable securities purposes only (there is no material fee for the unused portion of the line of credit).

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s facilities and the facilities and motor vehicles of its subsidiary, are leased under several operating lease agreements for periods ending in 2008.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2005	$1,557
2006	1,413
2007	1,300
2008	673

$4,943

As of December 31, 2004, the Company and its subsidiary provided for long-term deposits amounting to $ 282 as collateral, in accordance with the lease agreements (see also item c. below).

Rent expenses amounted to $ 710, $ 770 and $ 858 for the years ended December 31, 2002, 2003 and 2004, respectively. Motor vehicle leasing expenses for the years ended December 31, 2002, 2003 and 2004, were $ 517, $ 360 and $ 682, respectively.

b.	Royalty commitments:

1.	The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist (“OCS”), amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2004, the Company has paid or accrued royalties to the OCS in the amount of $ 3,260, which was recorded under cost of revenues.

As of December 31, 2004, the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,054.

2.	The Government of Israel, through the Fund for the Encouragement of Marketing Activities, provided the Company with grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount received by the Company, linked to the dollar. Grants recorded beginning January 1, 1998, bear royalties of 4% plus LIBOR.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Through December 31, 2004, the Company has paid or accrued royalties to the Fund for the Encouragement of Marketing Activities, in the amount of approximately $ 2,743, which was recorded under selling and marketing expenses.

As of December 31, 2004, the Company had no outstanding contingent obligation to pay royalties to the Fund for the Encouragement of Marketing Activities.

c.	Guarantees:

The Company has obtained a letter of credit in favor of a customer and bank guarantees in favor of a lessor totaling $ 117 and $ 1,010, respectively.

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

NOTE 12:- OTHER INCOME (EXPENSES), NET

On February 5, 2002 the Company filed a Claim with the New York Stock Exchange against Merrill Lynch & Co., for damages incurred as a result of Merrill Lynch sale to the Company of unsuitable securities. On December 24, 2003, the panel awarded the Company $ 1,790 in damages. In February 2004, the Company received payments with regard to this arbitration and recorded other income in the amount of approximately $ 1,382, net of legal expenses.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- TAXES ON INCOME

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

b.	Tax rates:

On June 29, 2004 the Israeli Government approved the amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 35% in 2004 to a rate of 30% in 2007.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of “Approved Enterprise” under the law, for five separate investment programs, which were approved in February 1991, January 1994, April 1998, May 2000 and January 2005. The Company completed its investments according to its first, second, third and forth programs on November 30, 1994, July 1, 1995, December 31, 1999 and October 2004, respectively. The Company is in the process of implementing the fifth program of investment.

According to the provisions of the law, the Company has elected the “Alternative plan benefits” – waiver of grants in return for a tax exemption. For the first two investment programs, the Company has also elected long-term loans under Government guarantees along with a tax exemption. As of December 31, 2003 and 2004, there were no outstanding loans and the right to receive such loans was terminated.

According to the provisions of the law, income derived from the “Approved Enterprise”programs, under the “Alternative plan benefit”, will be tax-exempt for a period of two years, commencing with the year in which the Company first earns taxable income and subject to corporate taxes at the reduced tax rate of 10%-25%, for an additional period of five to eight years (subject to an adjustment based upon the percentage of foreign investor ownership in the Company).

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- TAXES ON INCOME (Cont.)

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

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is meeting all of the aforementioned conditions.

Should the Company derive income from sources other than the “Approved Enterprise”during the relevant period of benefits, such income will be taxable at the regular corporate tax rates of 35%.

d.	Tax assessments:

The Company has final tax assessments through the year 2001. The Company recorded tax provision in the amount of $ 124, $ 0 and $ 0, in the years ended 2002, 2003 and 2004, respectively.

e.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments, and amortization of patents and acquired technology as a deduction for tax purposes.

f.	Tax reform:

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

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- TAXES ON INCOME (Cont.)

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’deferred tax assets are as follows:

	December 31,
	2003	2004

Operating loss carryforward	$11,825	$12,146
Reserves and allowances	704	707

Net deferred tax asset before valuation allowance	12,529	12,853
Valuation allowance	(12,529)	(12,853)

Net deferred tax asset	$-	$-

The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other differences. Management currently believes that, since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. During 2004, the Company and its subsidiaries increased its valuation allowance by approximately $ 3.

h.	Net operating losses carryforward:

Through December 31, 2004, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $ 19,400, which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2004, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $ 13,400 that can be carried forward and offset against taxable income for 20 years, no later than 2006 to 2023. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership”provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- TAXES ON INCOME (Cont.)

i.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

		Year ended December 31,
		2002	2003	2004

	Income (loss) before taxes as reported	$(11,933)	$1,833	$(3,680)

	Theoretical tax expense (benefit) computed at the
	statutory rate (36% for the years 2002 and 2003 and
	35% for 2004)	$(4,296)	$660	$(1,288)
	Tax adjustments in respect of inflation in Israel	-	64	(134)
	Issuance expenses and tax benefits in respect of
	options to employees that were allowed as an expense
	in respect of which deferred taxes were not provided	(180)	-	-
	Income (losses) and other items for which a valuation
	allowance was provided	2,852	(784)	78
	Interest income subject to a lower tax rate	(278)	(894)	-
	Non-deductible write-off of in-process technology and
	amortization of other assets	1,130	-	443
	Interest income for tax purposes and other	124	-	-
	Other non-deductible expenses	772	954	901

	Income tax expense	$124	$-	$-

j.	Income (loss) before taxes on income consists of the following:

	Domestic	$(6,447)	$2,109	$(4,373)
	Foreign	(5,486)	(276)	693

		$(11,933)	$1,833	$(3,680)

k.	The provision for income taxes is comprised as follows:

	Domestic	$124	$-	$-

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- SHAREHOLDERS’ EQUITY

a.	General:

1.	The Ordinary Shares of the Company are traded on the NASDAQ National Market since April 1999.

Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.	In March 2000, the Company completed the placement of 1,962,000 Ordinary Shares in its second public offering. The Company raised proceeds in the amount of approximately $ 67,000.

3.	The Company's share capital consists of 12,341,388, 12,992,508 and 13,144,605 issued and outstanding Ordinary Shares as of December 31, 2002, 2003 and 2004, respectively.

b.	Shares in escrow due to acquisition of ViewGraphics:

1.	In December 2000, as part of the acquisition of ViewGraphics, the Company issued 1,370,150 Ordinary Shares to the shareholders of ViewGraphics, of which 100,000 shares that were issued to two of ViewGraphics executives are held in escrow for a period of up to 24 months following the date of the acquisition (December 4, 2000). In the event that an executive’s employment with the Company is voluntarily terminated prior to the end of the employment term, the 100,000 escrowed shares shall be forfeited and returned to the Company. Such transaction was accounted for in accordance with Emergency Issue Task Force No. 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-8”). Accordingly, any consideration for future services should be expensed over the service period. Thus, the Company recorded a related deferred stock compensation in the amount of $ 981, to be amortized over the escrow period. As of December 31, 2004, there were no shares held in escrow.

2.	In January 2002, the Company received back approximately 364,000 of its outstanding Ordinary Shares worth $ 1,119, out of the 936,421 shares, which were previously held in an escrow account as part of the acquisition of ViewGraphics. The Company received these shares from former ViewGraphics shareholders as settlement of certain claims made by the Company relating to alleged breaches of representations and warranties set forth in the ViewGraphics purchase agreement. These shares were recorded as treasury shares.

c.	Treasury shares:

In December 2000, the Company initiated a share repurchase program, in which the Company is authorized to purchase up to 1 million shares of its outstanding Ordinary Shares, through open-market transactions. As of December 31, 2004, the Company purchased 167,000 shares of its outstanding Ordinary Shares for a total consideration of $ 1,159. These shares were recorded as treasury shares.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

d.	Stock options:

Since 1990, the Company has granted options to employees and directors to purchase Ordinary Shares. Under the terms of these grants, options generally become exercisable ratably over a four-year period commencing with the date of grant. The options generally expire no later than seven years from the date of the grant.

In 1999, the Company adopted an Israeli Option Plan (“1999 Israeli option plan”), a U.S. Option Plan (“1999 U.S. option plan”) (collectively the “1999 plans”). Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiary. Also, the options generally become exercisable monthly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than 7 years from the date of the grant. In April 2001, the Board of Directors of the Company approved the adoption of the 2001 Non-statutory Share Option Plan. Under the terms of this plan, options may be granted to available personnel, employees, directors and consultants. The options to be granted under the plan are limited to non-statutory options. The plan has terms similar to those contained under the 1999 U.S. Option Plan.

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

The total amount of options available for future grants as of December 31, 2004 was 517,579.

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity, and related information, is as follows:

	Year ended December 31
	2002		2003		2004
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Outstanding at the
beginning of the year	3,308,381	$7.43	3,006,505	$6.27	2,541,536	$5.56
Granted	862,700	$2.82	622,000	$2.51	1,190,665	$5.18
Exercised	(191,692)	$0.19	(567,303)	$3.59	(152,169)	$2.87
Forfeited	(972,884)	$8.33	(519,666)	$8.24	(309,476)	$5.36

Outstanding at the end
of the year	3,006,505	$6.27	2,541,536	$5.56	3,270,556	$3.37

Exercisable options at
the end of the year	1,828,233	$7.58	1,392,256	$7.63	1,604,526	$6.85

The deferred compensation is amortized to the statement of operations over a vesting period of up to four years. Amortization expenses during the years ended December 31, 2002, 2003 and 2004, amounted to $ 1,156, $ 246 and $ 0, respectively.

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2004	Weighted average number of years remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price

$ 0.17	2,302	3.92	$0.17	2,302	$0.17
$ 1.52 - $ 2.09	18,000	6.61	$1.70	10,042	$1.96
$ 2.38 - $ 3.25	1,194,816	7.39	$2.62	656,029	$2.7
$ 4.12 - $ 4.97	353,273	6.44	$4.89	44,423	$4.94
$ 5.02 - $ 5.93	1,032,731	5.22	$5.29	398,360	$5.53
$ 6 - $ 6.64	352,325	4.37	$6.08	176,262	$6.05
$ 12.03 - $ 16.88	216,109	2.5	$15.73	216,108	$15.73
$ 17.5 - $ 19.63	32,000	2.65	$18.61	32,000	$18.61
$ 23.75	56,000	2.24	$23.75	56,000	$23.75
$ 28.38	8,000	2.22	$28.38	8,000	$28.38
$ 32	5,000	2.1	$32.00	5,000	$32.00

	3,270,556		$3.37	1,604,526	$6.85

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

Weighted average fair values and weighted average exercise prices of options whose exercise price are less, equals or exceeds market price of the shares at date of grant are as follows:

	Year ended December 31,
	2002	2003	2004	2002	2003	2004
	Weighted average fair values on grant date			Weighted average exercise prices

Equal to market
value at date of grant	$1.55	$1.21	$1.56	$2.82	$2.51	$5.59

e.	Warrants:

In December 1992, the Company issued warrants to shareholders to purchase 125,725 NIS 0.13 par value Ordinary Shares of the Company at an exercise price of $ 0.33 per share. The warrants have no expiration date. On February 15, 1999, 41,908 of these warrants were exercised. On August 22, 2003, the remaining 83,817 warrants were exercised.

In June 2004, the Company has committed to grant warrants, in four equal installments, to consultants to purchase 85,000 NIS 0.13 par value Ordinary Shares of the Company at an exercise price of $ 4.97 per share. The warrants expired after 20 months. As of December 31, 2004, the Company issued 42,500 warrants under the 1999 Plans and recorded compensation expenses in the amount of $ 77.

NOTE 15: – GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

a.	Summary information about geographic areas:

The Company and its subsidiaries operate in one reportable segment: solutions that enable preparation and delivery of digital video based on MPEG and Windows Media TM over ATM, DVB, the Internet Protocol (“IP”) and other packet- based networks (see brief description in Note 1), and follow the requirements of Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15: – GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (Cont.)

The following presents total revenues for the years ended December 31, 2002, 2003 and 2004 and long-lived assets as of December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002		2003		2004
	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived Assets

Israel	$839	$2,163	$661	$1,575	$1,668	$1,402
North America	12,386	482	10,794	211	12,613	333
Europe	2,385	-	3,323	-	3,286	-
Far East (excluding Japan)	3,096	-	2,520	-	2,257	-
Japan	1,656	-	2,064	-	887	-
Other	62	-	15	-	137	-

	$20,424	$2,645	$19,377	$1,786	$20,848	$1,735

*)	Net revenues are attributed to countries based on end-customer location.

b.	Major customer data as a percentage of total revenues:

		Year ended December 31,
		2002	2003	2004
		%

	Customer A	13.9	1.6	3.3

c.	Total revenues from external customers per product line are divided as follows:

	Video Technologies	20,424	15,767	15,423
	IPTV	-	3,610	2,423
	Digital Non-Linear Editing	-	-	3,002

		20,424	19,377	20,848

NOTE 16:- RELATED PARTY TRANSACTIONS

The Company has signed lease, license and distribution agreements with V. Box through December 31, 2004.

The balances with and the revenues derived from related party were as follows:

		December 31,
		2003	2004

a.	Balances with related party:
	Trade receivables:
	V. Box	$24	$247

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- RELATED PARTY TRANSACTIONS (Cont.)

		Year ended December 31,
		2002	2003	2004

b.	Revenues from related party:
	V. Box	$777	$546	$381

c.	Lease payment received from related party:
	V. Box	$56	$56	$50

d.	Purchases from related party:
	V. Box	$612	$382	$204

See also Note 6.

NOTE 17:- SELECTED OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,
	2002	2003	2004

Total research and development costs	$10,468	$7,084	$8,277
Less - grants and participation	(2,220)	(2,245)	(2,013)
Capitalization of software development costs	(120)	-	-

	$8,128	$4,839	$6,264

b.	Other income (expenses), net

	Year ended December 31,
	2002	2003	2004

Impairment losses of V.Box	(325)	(907)	(574)
Impairment losses of Mobixell	-	(1,364)	-
Gain (loss) on sale of property and equipment	(14)	(4)	125
Other income (see Note 12)	-	-	1,382

	$(339)	$(2,275)	$933

OPTIBASE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Financial income:

	Year ended December 31,
	2002	2003	2004

Financial income:
Interest	$3,191	$3,836	$5,210
Foreign currency translation adjustments	125	(212)	81
Realized gains on sale of available-for-sale
marketable securities	852	4,536	1,003

	4,168	8,160	6,294

Financial expenses:
Interest	(96)	(181)	(626)
Realized losses on sale of trading marketable
securities	(359)	-	-

	(455)	(181)	(626)

	$3,713	$7,979	$5,668

d.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2002		2003	2004

Numerator:

Numerator for basic and diluted net earnings
(loss) per share- income (loss) available
to shareholders of Ordinary Shares		$(12,911)	$1,833		$(3,680)

Denominator:

Denominator for basic net earnings (loss) per
share- weighted average number of Ordinary
Shares (in thousands)		12,203	12,510		13,069

Effect of dilutive securities:
Employee stock options (in thousands)	*)	-	552	*)	-

Denominator for diluted net earnings (loss)
per share - adjusted weighted average
number of shares (in thousands)		12,203	13,062		13,069

*)	Antidilutive.

Signatures

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

Dated: June 10, 2005	OPTIBASE LTD. BY: /S/ Uzi Breier —————————————— Uzi Breier Chief Executive Officer

Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company's Form 6K Dated February 15, 2002).
1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company's Form 6K dated February 15, 2002).
2.1	Escrow Agreement dated December 4, 2000 by and among Optibase Ltd., Viewgraphics Incorporated, American Stock Transfer & Trust Company and John Krooss as Representative of Shareholders (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).1	Agreement and Plan of Reorganization dated December 1, 2000 by and among Optibase Ltd., Vodka Acquisition Corp., Viewgraphics Incorporated, John Krooss and the Krooss 2000 Children's Trust
Exhibit A Form Voting Agreement
Exhibit B Form of Krooss Employment Agreement (see Exhibit 10.1)
Exhibit C Forms of Employment Agreement
Exhibit D Form of Individual Shareholder Agreement
Exhibit E Form Escrow Agreement (see Exhibit 2.3)
Exhibit F Form of Agreement of Merger
Exhibit G Form of Opinion from legal counsel to Viewgraphics
Exhibit H Forms of Opinion from legal counsels to Optibase
(incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).2	Asset Acquisition Agreement dated December 1, 2000 by and among Optibase Ltd., Viewgraphics Incorporated and John Krooss (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(a).3	Settlement Agreement and Release dated December 1, 2001 by and among Optibase Ltd. and the former shareholders of Viewgraphics, John Krooss as shareholder representative and American Stock Transfer & Trust Company as the escrow agent (incorporated by reference to Exhibits 4.3 and 4.4 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4.(a).4	Agreement and General Release dated January 15, 2002 by and between Optibase Ltd. and John Krooss (incorporated by reference to Exhibits 4.3 and 4.4 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4.(a).5	Termination Agreement Between Optibase Ltd., Optibase Inc. and Optibase Europe Ltd. and Mr. Ran Eisenberg, dated August 29, 2001 (incorporated by reference to exhibits filed with the Form 6-K filed on February 15, 2002).
4.(b).1	Consulting Agreement between Optibase Ltd. and Mr. Ran Eisenberg, dated August 29, 2001 (incorporated by reference to exhibits filed with the Form 6-K filed on February 15, 2002).
4.(b).2	Distribution Agreement between Optibase Ltd. and Beijing Digital Express Center dated December 20, 2002 (incorporated by reference to Exhibit 4.7 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).1	Form of Letter of Indemnity between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 4.8 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).2	Form of Letter of Indemnity between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).3	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).4	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

Exhibit Number	Description of Document

4.(c).5	102 Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).6	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).7	2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to the amendment, Exhibit 99.7 filed with the Form 6-K filed on February 15, 2002).
4.(c).8	Employment Agreement with John Krooss dated November 30, 2000 (incorporated by reference to exhibits filed with the Form 6-K filed on December 7, 2000).
4.(c).9	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
8.1	List of the subsidiaries of the Company (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
10.1	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.
11	Code of Business Conduct and Ethics (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
12.(a).1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.(a).2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.(a).1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.(a).2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.