Form 20-F
period 2005-12-31
OPTIBASE LTD
filed 2006-04-12
CIK 1077618

As filed with the Securities and Exchange Commission on April 12, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

☒     Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

Or

☐     Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition period from ______ to ______.

Or

☐     Shell company report pursuant to section 13 or 15(d) of the Securities exchange act of 1934

Date of event requiring this shell company report ________

Commission File Number 000-29992

OPTIBASE LTD
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
Not Applicable
(Title of class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

13,144,605 Ordinary Shares, par value NIS 0.13 per share.

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

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

        We have registered “Optibase” and the accompanying design “VideoPlex”, as registered trademarks. In addition, the names “MPEG MovieMaker 200, “Media Gateway”, “MGW5100", “MGW1100", “MGW2000", “VideoPlex Xpress,” “VideoPlex Pro,” “MPEG MovieMaker,” “Videoplex,” “MPEG ComMotion,” “MPEG Composer,” “VideoPump”, “MGW200,” “MovieMaker HD’” and “MediaPump,” are our trademarks.

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

Part I

Item 1:	Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2:	Offer Statistics and Expected Timetable

        Not required.

Item 3:	Key Information

3A. Selected Consolidated Financial Data

        We derived the consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and consolidated balance sheet data as of December 31, 2004 and 2005 from the audited consolidated financial statements appearing elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S. GAAP”). We derived the consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 from audited consolidated financial statements that are not included in this Annual Report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” below and the financial statements, including the notes thereto, included elsewhere in this Annual Report.

	Year Ended December 31,
Consolidated Statement of Operations Data:	2001	2002	2003	2004	2005
	(U.S. dollars in thousands, except per share data)

Revenues	$29,432	$20,424	$19,377	$20,848	$22,388

Cost of revenues	15,016	10,266	8,508	9,360	10,100
Gross profit	14,416	10,158	10,869	11,488	12,288

Operating expenses:
Research and development, net	15,562	8,128	4,839	6,264	4,639
Selling and marketing, net	10,843	7,991	7,928	9,606	9,981
General and administrative	4,927	2,050	1,973	3,088	2,763
Write off of in process research and development.				800
Impairment of long lived assets	8,061	6,791		1,471
Impairment of goodwill	12,872			540
Restructuring cost	2,064	505			209
Total operating expenses	54,329	25,465	14,740	21,769	17,592
Operating (loss)	(39,913)	(15,307)	(3,871)	(10,281)	(5,304)

Other income (expenses), net	4	(339)	(2,275)	933	276
Financial income, net	875	3,713	7,979	5,668	1,583
Net income (loss) before tax	(39,034)	(11,933)	1,833	(3,680)	(3,445)
Provision for income tax	(67)	(124)

Net income (loss) before cumulative effect of changes
in accounting principle	(39,101)	(12,057)	1,833	(3,680)	(3,445)

Cumulative effect of changes in accounting principle		(854)
Net income (loss)	$(39,101)	$(12,911)	$1,833	$(3,680)	$(3,445)

Net income (loss) per share:
Basic	$(3.24)	$(1.06)	$0.15	$(0.28)	$(0.26)
Diluted	$(3.24)	$(1.06)	$0.14	$(0.28)	$(0.26)
Weighted average shares used in computing net earning
(loss) per share (in thousands):
Basic	12,059	12,203	12,510	13,069	13,188

Diluted	12,059	12,203	13,062	13,069	13,188

	December 31,
Consolidated Balance Sheet Data:	2001	2002	2003	2004	2005
	(U.S. dollars in thousands)

Cash, cash equivalents and marketable securities	$42,989	$45,320	$54,933	$52,480	$18,199
Working capital	45,126	45,231	52,800	49,177	16,341
Long term investment in marketable securities					26,742
Total assets	71,537	59,708	66,924	65,986	56,983
Long term loans and capital lease obligations,
including current maturities	340	143	14	-	-
Capital Stock	116,444	116,012	117,510	117,998	118,508
Total shareholders' equity	$60,259	$49,495	$54,478	$50,827	$44,837

3B. Capitalization and indebtedness

        Not applicable.

3C. Reasons for the offer and use of proceeds

        Not applicable.

3D. Risk Factors

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

Risks Relating to the Economy, Our Financial Condition and Shareholdings

We have a history of losses and we might not be able to reach profitability.

        Since 2000 and until the quarter ended March 31, 2003, we have been operating at a loss. We returned to profitability in the quarter ended June 30, 2003 and remained profitable until the quarter ended March 31, 2004. Since the second quarter of 2004 we returned to operate in loss. As of December 31, 2005, we have accumulated losses of $69 million. Given the market conditions, the uncertainty in the technology sector and the uncertainty regarding the demand for our products and our research and development and other expenses, we may continue to operate at a loss and not be able to reach profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. In order to maintain profitability, we will need, among other matters, to aggressively expand markets for our new products while continuing to expand market share for our existing products. We cannot assure you that we will be able to increase the sales of our products and revenues and achieve profitability.

The economic outlook may adversely affect the demand for our products and the results of our operations.

        The deterioration of the general economy in the United States and worldwide began in 2000 and continued through 2002, which has especially curtailed the business opportunities of technology companies. Although during 2004 and 2005 there were signs of improvement in the economy in the United States and worldwide, there is no assurance that the improvement will be sustained or that it will lead to an improvement in the results of our operations. Weak economic conditions have caused, and may continue to cause, reductions in spending in technology markets in general, including spending in digital video and streaming based products and services. Consequently, there has been, and may continue to be, an adverse impact on the demand for our products and services, which has adversely affected, and may continue to adversely affect our sales and results of operations. In addition, predictions regarding economic conditions have a low degree of certainty, and further predicting the effect of the changing economy is even more difficult. We may not accurately gauge the effect of the general economy on our business. As a result, we may not react to such changing conditions in a timely manner, and that may result in an adverse impact on our results of operations. Any such adverse impact to the result of our operations from a changing economy may cause the price of our ordinary shares to decline.

We manage our available cash through various investments the market value of which is subject to fluctuations. Impairment of our investments could harm our earnings.

        We manage our available cash through investments of various holdings, types and maturities which are subject to fluctuations that may adversely affect the value of our available cash. As of December 31, 2005, approximately 66% of our available cash was invested in structured notes, or the Notes, acquired from several banks. Under the terms of the Notes, for each day in which the relevant 6-month LIBOR rate is below an agreed fixed rate, which ranges from 3% to 10% (calculated on an annual basis), the Notes bear interest at a rate of 10% to 10.5% per annum. On all other days, the Notes do not bear any interest. Changes in the rate of the LIBOR may significantly affect the market value of our investments.

        Investments of our available cash are generally classified as available for sale and, consequently, is recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). Changes in the current economic situation, interest rates and other factors may adversely affect the value of our available cash. As a result, we may recognize in earnings the decline in fair value of investments of our available cash when the decline is judged to be other- than- temporary. For further information regarding the investment of our available cash, see Item 5C. “Liquidity and Capital Resources” below.

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

        Our executive officers, directors and the entities affiliated with them, in the aggregate, beneficially own approximately 18.25% of our outstanding ordinary shares, of which Tom Wyler, our President, Chief executive officer and Executive Chairman of our Board of Directors holds 14.76% (calculated taking into consideration shares subject to options that are currently exercisable or exercisable within 60 days of March 15, 2006 which are deemed to be outstanding); see Item 7A. “Major Shareholders” below. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

The threat of terrorism worldwide, combined with political unrest in Israel could have a material adverse effect on our results of operations.

        The threat of the use of weapons of mass destruction and global terrorism are impacting the global economy. In addition, since October 2000, the State of Israel and its inhabitants have been subjected to repeated terrorist attacks. The hostilities between the State of Israel and the Palestinians continued during the past year to a lesser extent. This conflict can have both direct and indirect impacts on our business as a result of, among other things, military service obligations of our key employees, changes in monetary and fiscal policies or the willingness of customers outside Israel to buy our products, including demands for additional assurances concerning availability of our products.

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

        Historically, the prices of video encoders and decoders and content authoring tools have decreased over the life of individual products, while the complexity of new product introductions has increased. As a result, we have reduced prices for our products and we may have to reduce prices in the future. In addition, we may have to increase our research, development and marketing expenditures in response to competitive conditions in order to develop new technologies and products. Accordingly, investors should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our share price may drop.

The trading price of our ordinary shares has been highly volatile, and may continue to fluctuate significantly due to factors beyond our control.

        The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

—	The announcement of new products, services or service enhancements by us or our competitors;
—	Quarterly variations in our results of operations or in our competitors' results of operations;
—	Changes in earnings estimates or recommendations by securities analysts;
—	Perceptions of the digital video and streaming and networking industry's relative strength or weakness;
—	Developments in our industry and change in demand for our products;
—	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;
—	Seizure of a substantial business opportunity by our competitors or us.

        We expect this volatility to continue in the future. In addition, any shortfall or changes in our revenues, gross margins, earnings or other financial results could cause the price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many technology companies and which may not be related to the operating performance of those companies. Volatility in the price of stock of companies in the digital video and streaming industry has been particularly high. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2005 through March 15, 2006, the price of our ordinary shares rose to a high of $6.69 from a low of $3.39 The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Holders of our ordinary shares who are United States residents face income tax risks.

        There is a substantial risk that we will be classified as a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the fluctuation in the value of our stock, there is a substantial risk that we will be classified as a PFIC under a literal application of the asset test described above, which looks solely at the market value. If we were to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year, United States residents should carefully read Item 10E. “Taxation” under the heading “United States Federal Income Tax Consequences” below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Following the Implementation of SFAS No. 123R, we will be required to record a compensation expense in connection with share based compensation, and, as a result, our profitability may be reduced significantly.

        On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees, including employee stock options grants, to be recognized on the basis of their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized on the basis of their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123(R) may have a significant effect on our results of operations in the future. In addition, such adoption could limit our ability to use stock options as an incentive and retention tool, which could, in turn, negatively impact our ability to recruit employees and retain existing employees. Had we adopted SFAS 123(R) in 2005, the impact of that standard would have decrease our net income by approximately $798,000 as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements.

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

We may not be able to raise additional financing for our future capital needs on favorable terms, or at all, which could limit our growth and increase our costs and could adversely affect the price of our ordinary shares.

        We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent approximately $37 million in cash as a component of the consideration paid to acquire Viewgraphics, Incorporation and certain other assets, see also Item 4A. “History and Development of the Company” below. It is probable that we will need to raise additional capital in the future to continue our longer-term expansion plans through acquisitions. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. This could inhibit our growth and increase our operating costs.

We do not intend to pay dividends.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

Risks Relating to Our Business

The digital video and streaming market is highly competitive, and we may lose sales to our competitors and be forced to continue to lower the prices for our products, which may result in reduced revenues.

        We currently develop and market two product lines: the IPTV product line and the Video Technologies product line. The IPTV product line enables telephone operators and service providers to offer TV services to their subscribers by leveraging their existing digital subscriber lines, or DSL, and fiber communications infrastructure. The Video Technologies product line enables a variety of content creation and streaming applications. Both the IPTV and the Video Technologies operate and market their products in the Enterprise, Government and Broadcast.

        Competition in each of these markets is intense and we expect competition to increase. The Video Technologies markets have grown in recent years and have attracted many competitors. Advances in video encoding technologies and in desk-top processing capabilities have also enabled sophisticated new applications within these markets which require an in-depth understanding of customer needs and significant development efforts. Moreover, the availability of video encoding technologies has also driven prices for products down within these markets. In contrast, the IPTV market is in its infancy, but is currently dominated by large companies that can afford to aggressively promote their products by reducing prices in order to gain market share. To be competitive in each product line, we must continue to respond promptly and effectively to changing customer preferences, feature and pricing requirements, technological change and competitors’ innovations.

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

We derive a significant portion of our revenues from one type of product, and the failure of this type of product to meet market demands could have an adverse impact on our financial performance, revenues, and income.

        Our MovieMaker encoder product family accounted for 43% of our revenues in 2003, 36% of our revenues in 2004 and 33% of our revenues in 2005. While our revenues from the MovieMaker encoder product family continue to decrease, we expect that this product family will continue to account for a significant portion of our revenues in the next year. If this product fails to match the price, availability, quality or other features of competing products or to otherwise meet our expectations with respect to market demand, it would have a material adverse affect on our results of operations.

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

        A significant portion of our sales efforts worldwide, in particular in the Video Technologies product line, is conducted through a network of independent distributors. We are unable to predict whether and the extent to which some of these distributors will be successful in marketing and selling our products in the future. While we have a policy of using only distributors who do not distribute competing products, we have experienced, and may experience in the future, sales by our distributors of products that compete with our products. In such cases, we may have to seek new distributor relationships, and we may not be able to establish relationships on the same terms as the prior relationships. Furthermore, distributors may terminate their relationships with us upon short notice with little or no penalty.

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

        Digital video and streaming products generally are part of an evolving market. Our growth will depend on our ability to predict which segments of that market are most likely to succeed and to successfully penetrate those segments. We have devoted substantial effort and expense to the development of new products based on our prediction of the market trends, and our future growth will depend on our ability to successfully market these products. The demand for these products depends on the rate and level of penetration of networked video applications and digital video and streaming equipment into the market generally. Because of the early stage of development of some digital video and streaming markets, the demand for, and market acceptance of, our products are subject to a high degree of uncertainty. If market growth rates do not meet our expectations, or if we are unsuccessful in identifying and penetrating those segments of the digital video and streaming market which provide the greatest opportunity for growth, our business will suffer. In addition, the general weak economic conditions have had an adverse impact on the industry and on the demand for our products. If the economic conditions persist and demand does not increase, our revenues will decline, and our business will be materially adversely affected.

The digital video and streaming market are characterized by rapid technological changes and multiple evolving standards. If we fail to enhance our existing products, develop new and more technologically advanced products and successfully market these products, the results of our operations will suffer.

        The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. We believe that our future success will depend on our ability to maintain expertise in the networked video technologies, enhance our existing products and introduce new products and features to meet changing customer requirements and evolving industry standards. Our present products are largely based on the non-proprietary digital video compression standards and file formats, known as MPEG standards and formats, developed by the moving picture expert groups, or MPEG, which is a working group in the International Organization for Standardization, or ISO. Although MPEG has evolved as the de facto standard for compression and decompression of digital video in most of our target markets, we cannot assure you that the current de facto standards will not be replaced in the future. For instance, Microsoft has developed a different standard for compression and decompression of digital video, which is called VC-1, and is currently not supported by our products. Microsoft is currently making efforts to have this standard approved and accepted by the industry. If the market accepts VC-1 and we fail to enhance our existing products to meet this standard in a timely fashion, we may not be able to compete efficiently with our competitors.

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

As we market our products internationally our business is affected by the WEEE and RoHS directives.

        As manufacturers and sellers of electronic equipment, certain aspects of the Restriction of Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive (2002/95/EC) which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants and the Waste Electrical and Electronic Equipment (WEEE) Directive (2002/96/EC) which regulates the collection, recovery and recycling of waste from electrical and electronic products apply to our operation. Although we make efforts to comply with the directives, if we fail to do so, we may not be able to market our products effectively in some countries (mainly in Europe) and as a result, our operations will be adversely affected. In order to comply with these directives we may need to invest development resources to replace non-compliant components with compliant components with the same function. Our costs of goods sold may also increase due to the use of certain new components and manufacturing processes. Because the specific legal requirements have not been finalized yet, we are presently unable to reasonably estimate the costs that may be necessary in order to fully comply with these directives. We cannot assure you that lack of compliance with the WEEE and RoHS directives will not have a material adverse effect on our financial condition or results of operations. In some cases compliance with these directives may require changing a hardware product in a way that requires some of our customers to make changes to their own systems. The need by a customer to change an existing system requires an investment of resources and presents the opportunity for a customer to reconsider the advantages of our products in comparison with those of competitors, and may result in the loss of some of our customers.

Our products could contain defects, which would reduce sales of those products or result in claims against us.

        We develop complex and evolving products. Despite testing, errors may be found in existing or new products. Reliability, quality or compatibility problems with our products could significantly delay or reduce market acceptance of our products, could require the devotion of significant time and resources to address errors, could divert our engineering and other resources from other tasks and development efforts, and could damage our reputation and adversely affect our ability to retain our existing customers and to attract new customers. We could also be subject to material product liability claims by customers.

We depend on a number of third parties to manufacture, distribute and supply critical components of our products and we may be unable to operate our business if these parties fail to perform their obligations.

        We depend upon sole source suppliers for key components used in our products. These key components include, for example:

—	H.264 video encoding tools provided by a technological partner;
—	Various modules, which are integrated in our systems, both for the MGW5100 and the MGW 1100 including: a switch supplied by PTI (Performance Technologies Inc.), a switch supplied by Intel, a host supplied by Freescale, backplane board by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd.;

—	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc., which are used in our MGW 5100, MGW 1100, MGW 2400, MGE 400 and Movie Maker 400 products;
—	Video compression chips manufactured by LSI Logic;
—	Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;
—	Freescale, Inc.'s DSPs, which are included in our decoders and encoders;
—	A video decoding chip manufactured by IBM;
—	HD compression chips manufactured by NEL;
—	SDI interface chips manufactured by Gennum;
—	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
—	A video processing chipset from Gennum, which is used in our MM200s; and
—	Programmable devices by Xilinx, which are used in our Mediapump.

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

We depend on a limited number of key personnel who would be difficult to replace, and if we lose the services of these individuals or cannot hire additional qualified personnel, our business will be adversely affected.

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

The length of our sales cycle of streaming products depends on factors beyond our control and may cause revenues to vary significantly.

        Sales of our streaming products, and in particular, the IPTV products, which generally must be integrated within a larger system, require an extended sales effort. The period from an initial sales call to the receipt of a purchase order for such products typically ranges from six to twelve months, and can be longer. Also, because our products are often used as part of a larger project, the timing of an order for our products is often dependent upon the timing of the projects, which is beyond our control. In addition, due to the operating procedures in many large organizations considering the purchase of our products, an extended period of time may be required for technical evaluation to be completed and capital expenditure authorization to be obtained within the customer. Accordingly, if a forecast of revenues from a specific customer for a particular period is not realized in that period, our operating results for such period will be adversely affected.

Cost-reduction efforts may adversely impact our productivity and service levels.

        Since 2001 we have continuously implemented various cost-control measures affecting various aspects of our business operations. In September 2001, we reduced our workforce by approximately 19% of our total workforce at that time. During 2002 we performed additional reductions mainly in our U.S based research and development workforce and during 2003 we performed additional reductions mainly in our Israel-based research and development workforce. During 2004 we performed an additional reduction in our U.S based research and development workforce. The reduction took place in January 2005. During 2005 we decided to perform an additional reduction in our workforce. The reduction took place partially in 2005 and in 2006. We may in the future be required to take additional cost-saving actions to reduce our operating losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse affect on our financial conditions. On the other hand, even if we are successful with these efforts and can generate the anticipated cost savings, these actions may adversely impact our employees’ morale and productivity, the competitiveness of our products and business, our strength and stability as perceived by our customers and the results of our operations.

We may continue to seek to expand our business through acquisitions that could result in a diversion of resources and our incurring additional expenses, which could disrupt our business and harm our financial conditions.

        As we have in the past, we may in the future continue to pursue acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology, service or product could cause diversion of management’s time as well as our resources. Future acquisitions could result in:

—	additional operating expenses without additional revenues;
—	potential dilutive issuances of equity securities;
—	the incurrence of debt and contingent liabilities;
—	amortization of goodwill and other intangibles;
—	research and development write-offs;
—	impairment charges; and
—	Other acquisition-related expenses.

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

        Following the recession and the instability that characterized the Israeli economy during the years 2001 and 2003, the Israeli economy showed signs of improvement during 2004 and 2005. The Israeli economy has also been subject to significant changes, as a result of implementation of new economic policies and privatization. If the results of these changes are unsuccessful or the economic deterioration in Israel continues, it may also adversely affect our financial conditions and results of operation and our ability to obtain financing from Israeli banks.

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

        From October 2000, terrorist violence in Israel increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. Recently, there is a relative calm in terrorist activities, however, there can be no assurance that the recent relative calm will continue.

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

        We generate most of our revenues in U.S. dollars but incur a portion of our expenses in NIS. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. Specifically, the deflation rate in Israel was approximately 1.9% in 2003, the inflation rate in Israel was approximately 1.2% in 2004 and approximately 2.4% in 2005. At the same time the appreciation of the NIS against the dollar was approximately 7.6% in 2003 and approximately 1.6% in 2004, the devaluation of the NIS against the dollar approximately 6.8% in 2005. As a result of this differential, we experienced an increase in the dollar costs of operations in Israel in 2003 and 2004, and a decrease in 2005, all of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and tax benefits that we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

        We receive grants from the Office of the Chief Scientist, or OCS, in the Israeli Ministry of Industry and Trade for research and development programs that meet specified criteria. . We also receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including paying royalties with respect to grants received and making specified investments in fixed assets. In addition, the terms of the OCS grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel at an increased annual return rate. On March 29, 2005, the Israeli parliament approved an amendment to the Israeli Law for the Encouragement of Capital Investment, 1959 and regulations promulgated under that Law, or the Law, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated. If we fail to comply with these conditions in the future, the benefits received could be cancelled and we could also be required to refund any payments previously received under these programs as well as the maximum interest rate permitted by law. Through December 2005, we received an aggregate of $5.8 million in grants from the OCS and our accrued and paid royalties to the OCS totaled $3.5 million.

        The Law further prescribes an expiry date for the grant of new benefits. The expiry date has been extended several times in the past and the expiry date currently in effect is on December 31, 2007, and no new benefits will be granted after that date unless the expiry date is again extended. A government committee is reviewing the benefits program under the Law. There can be no assurance that new benefits will be available after December 31, 2007, however benefits already granted will stay in effect throughout the plan period. As we have already been granted approved enterprise status under this Law, the deadline does not have any affect on such status or on the benefits we receive. We also receive funding as part of our participation in the OCS MAGNET program operated by Israel’s Ministry of Industry and Trade and under a series of research and development programs sponsored by the Commission of the European Union. Through December 31, 2005, we have received an aggregate of $5 million in grants from the MAGNET program. In 2004 and 2005 we recorded grants from the OCS, the MAGNET and the European Union programs totaled $4.1 million. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future. These programs and some tax benefits may not continue in the future at their current levels or at any level. From time to time, we submit requests for new grants from the OCS and the MAGNET program and for expansion of our Approved Enterprise programs (see Item 10E. “Taxation” below) or for new programs. These requests might not be approved. The termination or reduction of these grants (or grants of these type) and tax benefits could harm our business, financial condition and results of operations.

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

        We are incorporated in Israel. Some of our directors and officers are not residents of the United States and some of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us, and our directors and executive officers may be difficult to obtain within the United States.

        We have been informed by our Israeli legal counsel, that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that all of the following terms are met:

—	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
—	the judgment can longer be appealed;
—	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and
—	the judgment is executory in the state in which it was given.

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

4A. History and Development of the Company

History

        Optibase was founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Optibase Ltd. Our principal executive offices are located at 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel, and our telephone number at that location is 972-9-970-9288. Our website is located at www.optibase.com. Optibase is subject to the provisions of the Companies Law. Our U.S. subsidiary, Optibase, Inc., was incorporated in 1991 in Delaware, and is located at 1250 Space Park Way, Mountain View, California 94043.

        Beginning February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Tom Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. Based on the Schedule 13D filed with the Securities and Exchange Commission, or SEC, on June 9, 2005 by Tom Wyler and Arthur Mayer-Sommer, Mr. Wyler holds 1,800,000 ordinary shares representing 13.44% of our capital stock and Mr. Mayer-Sommer holds 1,200,000 ordinary shares representing 8.96% of our capital stock Mr. Wyler also serves as our President and Executive Chairman of the Board of Directors

        In December 2000, we acquired Viewgraphics Incorporated, a privately held company based in Mountain View, California, and a provider of hardware and software products for digital video and streaming infrastructure application which was merged with and into our subsidiary Optibase, Inc. in June 2001. In connection with the acquisition, we paid an aggregate consideration of approximately $43.6 million, of which $11.8 million (net of issuance expenses) was paid in 1.37 million newly issued ordinary shares.

        In June 2004 we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100. As a result of the acquisition two main Digital Non-Linear Editing products were added to our product portfolio. We paid $2.5 million in cash and incurred costs totaling $401,000 in connection with this acquisition. During the quarter ended December 31, 2004, we decided to significantly reduce the operation of the Digital Non-Linear Editing product line. As a result we wrote down during the quarter ended December 31, 2004 long-lived assets and goodwill related to the acquisition totaling approximately $2 million. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing operation to Artel Software Corp. (for details regarding the sale agreement, see Item 10C. “Material Contracts”) and we recorded additional restructuring charges, of $125,000 related to our facilities future rent obligation.

        As of the date of this annual report, we hold certain percentages of two companies, as follows:

        V.Box Communication Ltd. – In July 2001, we signed an agreement with a privately held Israeli company called V.Box Communication Ltd., or V.Box pursuant to which we have invested an initial amount of $250,000 in consideration for convertible bonds which if converted will constitute approximately 34% of V.Box. To date we have invested an aggregate of $2.4 million in Vbox in order to retain our holdings. The investment was made by way of a loan against a note that can be converted into ordinary shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V.Box; or (iii) mutual consent of us and the other investors of V.Box. We sublease a part of our premises to Vbox and also provide Vbox with distribution services in the North America market.

        Mobixell Networks Inc.- In November 2000, we entered into an agreement with a privately held company called Mobixell Networks Inc., or Mobixell pursuant to which we granted Mobixell a license to use certain of our MPEG-4 technologies valued at $300,000, and committed to invest through one of our subsidiaries at least $1 million. In December 2000, we invested $1.064 million in Mobixell’s Series A Preferred shares. Mobixell Networks designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery. During the quarter ended March 31, 2003, based on updated information, we decided to adjust downward the value of the investment in Mobixell by its full amount, totaling $1.36 million. However, during the quarter ended September 30, 2003, Mobixell entered into an additional financing round that included new strategic investors. As part of the financing round, we reassessed the investment and decided to participate in the financing round in the amount of $300,000 in Mobixell’s Series B Preferred shares. In May 2004 we decided to participate in another financing round in the amount of $400,000 in Mobixell’s Series C preferred shares. As a result, our holdings in Mobixell represent 9.31% of its equity. We may participate in future financing rounds in Mobixell and our holdings may be further diluted.

Capital Expenditures for the Last Three Years

        In June 2004 we acquired certain assets and liabilities of Media 100, as part of a pre-packaged bankruptcy filing of Media 100. We paid $2.5 million in cash and incurred costs totaling $401,000 in connection with this acquisition. As a result of the acquisition two main Digital Non-Linear Editing products were added to our product portfolio.

4B. Business Overview

        Our business is to provide high quality equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets. During 2005, we operated three product lines: Video Technologies (previously called “Building Blocks”), IPTV (previously called “Broadband TV”) and Digital Non-Linear Editing. Our products from all three product lines are generally manufactured by the same subcontractors by the use of similar raw materials purchased from the same suppliers. We market our products through a combined sales and marketing team and sell them by way of direct sales and through independent distributors, system integrators and resellers.

        During the quarter ended December 31, 2005, we decided to significantly reduce the operation of our Digital Non-Linear Editing product line and in September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing operation to Artel Software Corp. (commonly known as Boris FX), or Boris FX. We will supply Boris FX, at its request, with manufacturing services for the Media 100 HD boards for a period of 24 months beginning on September 28, 2005. See also Item 10C. “Material Contracts”.

Products

Video Technologies

        The Video Technologies products target the Broadcast, Government, Enterprise and Post-production markets.

        In the enterprise markets, our encoding and streaming products enable applications such as corporate training, videoconferencing, TV to the desktop and corporate video messages distributed over the corporate network. In the governmental markets, our products enable the logging and streaming of legal and legislative proceedings, surveillance, military and police monitoring, and simulated training sessions for later retrieval and debrief. In the Broadcast markets our products enable the preparation of video content for Video on Demand (VOD) or Broadcast servers, the playout of video from servers, ad-insertion into channel feeds, and the monitoring and archiving of channels for compliance checks as required by the regulator in some countries. Our streaming products provide broadcasters with the ability to reliably and cost effectively transport video between facilities using Internet Protocol or IP networks. Independent post-production houses use our encoder products to create DVDs for corporate marketing departments, music videos, digital signage, and for private use. Broadcaster post-production facilities use our products to create show dailies and for internal review.

        We sell the Video Technologies products directly to OEMs and to video system integrators and also through a worldwide network of distributors, resellers and value added resellers.

        The Video Technologies products consist of PCI platforms for encoding, decoding and interfacing with DVB networks, and Media Gateways.

        We develop and market platforms that can be inserted into a host computer (PC or Macintosh), for encoding video into compressed digital formats and decoding compressed digital formats into playable video. These platforms connect to the host computer using the Peripheral Component Interconnect bus (PCI). In addition, our products enable the transmission of such compressed digital formats over Digital Video Broadcast (DVB) networks. Our PCI platforms are the basis for other products (described below). They are also sold to system integrators who use them to build their own professional video applications. They are provided with documented SDKs (Software Developer Kits) to facilitate the development by our customers.

        Based on these encoder and decoder platforms we also develop and market content creation software applications which run on the PC and the Mackintosh computer respectively.

        In addition to the PCI platforms, their SDKs and the software applications that run above them, we also develop and market integrated devices for encoding and streaming which we have called Media Gateways. These devices do not require installation of hardware and are remotely managed by either a web interface or an SNMP management application. They do not use the PCI platforms for encoding or decoding though they are based on similar technology.

        We are working on new releases for the MGW200 and the MovieMaker HD.

IPTV

        The primary market of the IPTV product line is the IPTV market which mainly consists of telephone operators and internet service providers worldwide who are offering broadband and telephone services. These companies are exploring ways to leverage their existing networks to add new services, and in particular, personalized multi-channel television. These networks (sometimes called “access networks”) are typically Internet Protocol, or IP, enabled over digital subscriber line, or DSL, a family of digital telecommunication protocols designated to allow high speed data communication over existing telephone lines) or fiber networks or combinations of these. The new services are offered to home subscribers, to organizations, gated communities or within hotels for entertainment.

        We expect that the IPTV market will grow over the next few years and several market research firms support this expectation. For instance, supply, in a study from December 2005 and RBC Capital Markets in a study from November 2005 report that the number of worldwide IPTV subscribers will grow from about 2.5 million in 2005 to around 30 million in 2008. This increase in the number of subscribers is expected to generate spending of around $25 Billions in IPTV equipment. However, we cannot assure you that the market will grow according to our expectation and indeed, the growth of this market until the present has been lower than we expected.

        In these applications, our IPTV products are integrated in a video head-end. They receive content from various analog or digital video sources, like Betacam tape machines or satellite-receivers and distribute the content over an access network. Three key features of the IPTV products are their ability to encode, transcode and transrate compressed video feeds. “Encoding” means to compress an uncompressed video source (analog or digital); “Transcoding” means the conversion of a video bitstream from one compression format to another and “Transrating” is the reduction of the bitrate of the video content without changing the compression format. The IPTV products may also be used to implement networked personal video recording, or nPVR, by streaming live channels to a video server in the headend rather than delivering to subscribers directly. Instead, the server delivers the content to subscribers allowing pause, continue, rewind and fast forward through its recently recorded content.

        The IPTV products are also suitable for other applications, complementing the Video Technologies products, where there is a requirement to handle many channels at one location, where high availability is crucial or when transcoding or transrating are needed, such as in certain enterprise and governmental applications, and monitoring for military and police organizations.

        The IPTV products may also be used to stream live broadcasts to a logging video server to meet compliance check requirements enforced by government regulation bodies or by advertisers.

        The MGW5100 is a video streaming platform that lets carriers transport video over broadband IP or ATM networks such as Digital Subscriber Line, or DSL, and optical fiber, or FTTx. The MGW5100 encodes, transcodes, transmits and recasts up to 26 streams in MPEG-1, MPEG-2, H.264 (i.e. MPEG-4 Part 10 or AVC) or Windows Media Technology (WMT) compatible formats. Our suite of management solutions allows the operator to configure each MGW5100 device and receive its status including the receipt of alarms upon malfunction. The management applications also support channel redundancy whereby a malfunctioning channel is substituted by a redundant channel. The management applications are implemented using the Simple Network Management Protocol (or SNMP), which is commonly used by network equipment vendors, thus enabling smooth integration of our products into common higher level network management applications.

        The MGW1100 has a smaller form factor than the MGW5100 and supports up to 12 channels. It targets regional headends and other smaller installations where fewer channels are required.

        For the MGW5100 and MGW1100, we continue the development of the H.264 (i.e. MPEG-4 Part 10 or AVC) encoders and transcoders by releasing quality improvements and we plan to support H.264 High-Definition encoding. During 2006 we also plan to add support for mobile-TV applications through the use of the appropriate parts of DVB-H suite of protocols. We believe that these new features will enable our customers to add new services and will better position our platform.

        In addition, we manufacture and sale to Boris FX pursuant to our sale agreement (see Item 10C. “Material Contracts”) the HDX, which is the hardware component of the Media 100 HD product. The HDX is a professional video PCI extension card that, when controlled by the Media 100 HD software, captures, processes and delivers high quality uncompressed video signals in high definition or standard definition formats.

Sales and Marketing

        We sell our products through the combined efforts of our direct internal sales force and through indirect channels, including independent distributors, system integrators and resellers. The Media 100 HD boards are sold only to Boris FX, at its request in accordance with our agreement with Boris FX (see Item 10C. “Material Contacts”). A key element of our sales and distribution strategy is to cultivate strategic relationships with companies that can promote reference sales with the potential for significant revenue impact. Our marketing strategy for IPTV products includes partnering with other vendors and system integrators to create an IPTV eco-system thus making our offering more complete and reducing integration complexities for the customer or system integrator.

        The particular mix of sales and distribution methods we use varies according to geographic region.

        Our sales efforts in North America, Central America and South America are managed by Optibase, Inc., which is headquartered in Mountain View, California. Our North American sales activities are conducted primarily through our direct sales organization, which focuses on key accounts, which include telecommunication operators, system integrators and OEM accounts that offer strategic opportunities or large volume potential. North American sales efforts are supplemented by our value added resellers, or VAR, channel, through which our products are sold directly to end-users. North America accounted for approximately 56% of our total sales in 2003, approximately 60% of our total sales in 2004 and approximately 57% of our total sales in 2005.

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

        Distributors also generate and follow up on sales leads, act as the sole interface with customers, translate our promotional and technical written materials and endeavor to meet agreed sales targets. Depending on market size and potential, the number of distributors and other partners in a given geographic region varies. Each is carefully selected based on its background in video and networking technology, its knowledge of the local market, its customer base and its reputation. In addition, we strive to work with partners who will devote significant time and effort promoting our products and who do not have product line conflicts. Our distributors do not usually have exclusive rights with respect to any of our products or market segments, and none of our distribution agreements limits our ability to independently develop products or to enter markets. While most of our relationships can be terminated by either party upon short notice and without significant penalty, we have maintained long-standing relationships with many of our distributors. Many of our largest distributors have carried our products for over three years.

        Distributor and direct account relationships outside of North America are managed directly or indirectly from our headquarters in Israel. In Europe these distributors and customers are supported by our sales managers in Israel. This local presence approach brings with it many advantages related to culture and language. Our office in Beijing, China directs our sales efforts in China and Hong Kong and those in Japan are aided by our Japanese representative in Tokyo. Sales to Asia Pacific or APAC are managed from our office in Singapore and directly from our headquarters in Israel. European sales constituted approximately 17% of our total revenues in 2003, approximately 16% of our total revenues in 2004, and approximately 20% of our total revenues in 2005, while sales in Eastern Asia, including Japan, constituted approximately 24% of our total revenues in 2003, approximately 15% of our total revenues in 2004, and approximately 15% of our total revenues in 2005. Sales in Israel and other areas outside of North America was approximately 3% of our total revenues in 2003, approximately 9% of our total revenues in 2004 and approximately 8% of our total revenues in 2005. Please also see Item 5A. “Operating Results” below.

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

        In December 2000, we acquired Viewgraphics Inc. Viewgraphics provided Optibase with expertise in DVB (Digital Video Broadcast) technology, primarily through its development of the MediaPump product. Since the acquisition we successfully incorporated the DVB de-multiplexing technology of the MediaPump into the MGW 5100 to enable the transcoding of video content from satellite and cable feeds and its distribution over IP and ATM-based access networks.

        We continue to invest efforts in the development of these and other technologies:

Encoder and decoder related technology

        The video encoding technology that we are developing is based on the MPEG-2, MPEG-4 part 2, and MPEG-4 part 10 international standards and Microsoft’s proprietary WMT streaming format. MPEG-4 Part 10, also known as H.264 and as AVC (Advanced Video Coding) is a new video compression format jointly developed by the ITU and MPEG. H.264 has been adopted by the emerging IPTV industry for video compression and is expected to be an enabler for the distribution of high definition video signals (HDTV) over Satellite and Cable infrastructures in the future.

        The audio encoding technologies in our products include MPEG-1 Layer II encoding, Dolby AC-3 encoding licensed from Dolby and AAC (Advanced Audio Encoding).

        We have implemented some of these technologies on multimedia DSPs and others by integrating dedicated silicon components, in some cases by integrating technology from a third party.

        Our MPEG-2 encoder products use video encoding technology from LSI Logic. We have developed an MPEG-4 part 2 encoder on a powerful multimedia DSP from Equator Technologies for some of our products. Our H.264 technology was developed in cooperation with a certain technology partner, primarily for our IPTV products. We have also developed a PCI encoder of high definition video using a dedicated component from NEL for various applications including ingest in broadcast facilities and digital signage.

        We have developed an MPEG-1 Layer II encoder on a dedicated digital signal processor, or DSP, and have integrated an implementation of a Dolby AC3 audio encoder, licensed from Dolby, on the same DSP. Our AAC encoders were also developed in cooperation with technology partners including Fraunhofer.

        Real-time audio and video layers handle the real-time processing of the elementary audio and video streams that are generated through the encoder hardware. At the audio/video synchronization layer, a patented technology we call EverSync assures the synchronization of both audio and video, even when our products receive unstable video sources or are subject to random noise and disconnections, eliminating the need for an external timing correction device (or TBC).

        Another layer of encoding related technology is the multiplexing layer, which combines the elementary audio and video streams into a single multiplexed stream. This layer also supports the multiplexing of programs originated from multiple encoders into a single transport stream and can handle multiplexing of variable bit rate MPEG streams as well as constant bit rate streams. In addition, despite the fact that the MPEG and MPEG 2 standards do not support certain lower frame rates, our patented technology (that we call SmartMux) embodied in this layer enables the generation of streams with low frame rates, trading smoothness of motion for higher image quality at a given bit rate.

Video preprocessing and quality enhancement technology

        New applications for MPEG-2 and H.264, such as video digital subscriber lines and video on demand for the cable market have encouraged us to enhance the quality of our MPEG-2 and H.264 video encoding at low bit rates. We are developing tools for quality measurement, preprocessing modules in DSP and field programmable gate array, or FPGA, and are researching more advanced techniques like look-ahead and adaptive preprocessing for improved compression of video content. The first implementations of this technology have already yielded good results for the encoders in our IPTV products.

DVB (Digital Video Broadcast) technology

        We provide proprietary technology to record, play and process multiple program transport streams (MPTS). The MediaPump can capture all the programs in a multiple program transport stream. Also, on output, the MediaPump takes several single program transport streams, or SPTS, and combines them together into one multiple program transport stream using the MediaPump’s multiplexer. The MediaPump then plays this stream out. Before creating the output multiple program transport streams, the MediaPump can also splice together the digital data bits for two single program transport streams. This patent pending technology represents an important technological advantage since it makes it possible to switch between MPEG-2 streams without either losing the picture entirely for a second or generating an ugly break-up of the television picture. We have also developed a DVB-compliant scrambling capability implemented on the MediaPump hardware. Scrambling is employed by DVB programming providers to assure that only paying subscribers have access to content. The scrambling process is quite complex and not easily implemented in software. It therefore requires a dedicated product that scrambles the content emitted by the MediaPump before transmission. Having the scrambling feature implemented in our hardware reduces the total cost of providing a service.

IP Network-related technology

        We have developed transport and control protocols for the streaming of multimedia over IP networks, such as the real time transport protocol, or RTP, the real time control protocol, or RTCP, and the real time streaming protocol, or RTSP, that are becoming widely adopted and standard in the industry. In particular, we have implemented the specifications of the ISMA (Internet Streaming Media Alliance) for the transmission of audiovisual content over the Internet. We have also developed proprietary mechanisms that allow system integrators to develop packet-based network solutions. These mechanisms bridge the real-time nature of MPEG encoders and the non-real-time nature of packet-based networks, and allow for unicast, broadcast and multicast transmission. One of these mechanisms, known as smoothing, is used to reduce congestion of the network and prevent the dropping of packets in routers and by other networking interfaces. Another mechanism enables our decoders to recovery gracefully when encountering packet loss. The MGW 3100 product is based on sophisticated streaming software for streaming DVB over IP, and includes patent pending techniques for clock locking, drift compensation and data multiplexing for packet networks. The MGW 3100 also employs some multicast and quality of service, or QoS, technologies. In the third quarter of 2002 after assessing markets conditions, we decided to shut down the MGW 3100 product line.

SDK (Software Development Kit) technology

        Our PCI encoders, decoders and DVB related technologies as well as the networking related technology described above are exposed by our software development kits, or SDKs. The various components and tools are organized within the SDKs, which are structured to manage the inter-dependency of these various components in an optimal manner. The SDKs are designed to allow system integrators to easily incorporate our MPEG encoders, decoders and DVB interface platforms into their own digital video systems and establish links with existing end-user applications, exploiting the full range of our core technologies for their applications in a productive manner. The SDKs have been designed so that once used to incorporate one of our products into a customer’s system the same system can easily be upgraded to incorporate new generations of our products or expanded to incorporate new products and capabilities.

Content creation technology

        Specific technology contained in the encoder SDKs, which facilitates video content creation, is embodied in our content creation software. The software incorporates much of the proprietary technology described above to facilitate the content creation process. We have also developed support for the Material Exchange Format, or MXF in the Composer. MXF is a file format that is optimized for the interchange of audiovisual material and its associated descriptive data (“metadata”) for the content creation workflow. The Composer with MXF support will assist TV production installations to migrate from existing tape-oriented work flows to digital video server-oriented workflows, in which they can easily create audiovisual content and associate descriptive data with the content for later reference or modification by editing and archiving systems.

        Another technology we have developed handles the frame accurate operation of encoding and controlling a VCR (video cassette recorder) to enable frame accurate capture from the device for the content creation process. A real-time preview component allows for previewing encoded material via an external MPEG decoder.

Management Software Technology

        As part of the development of our media gateways products we have developed management software. We have implemented hyper text markup language, or HTML, software for management using web-based browsers. For our IPTV products we have developed a comprehensive management application using SNMP (simple network management protocol). The application enables the provisioning of each device and provides monitoring, alarm generation and automatic fail-over.

Transcoding technology

        An important feature developed for the MGW 5100 is the ability to transcode one media format to another. We have developed the ability to transcode compression formats from MPEG-2 to MPEG-4 (compliant with part 2 or part 10, the latter also referred to as AVC or H.264), from MPEG-2 to Windows Media compliant format and to transrate from MPEG-2 at a high bit rate to MPEG-2 at a lower bit rate. The source can be either a variable bit rate, or VBR, or constant bit rate, or CBR, compression format. Some of the technology is licensed from a technology vendor and integrated into our products. We have also developed the ability to pass-through specified elements of the audiovisual information without transcoding, such as closed captions and audio streams. In addition to transcoding at the compression layer, we have further enhanced our networking capabilities to perform translation of the network layer between DVB, IP/Ethernet and ATM according to the needs of the service provider. With regard to ATM we have developed the capability of transmitting audiovisual content over native ATM and over IP over ATM.

Carrier Class systems related technology

        As part of the development of the IPTV products, the MGW 5100 and the MGW 1100, we have implemented such features as redundancy and scalability, no single point of failure, and the ability to meet NEBS requirements. These features are required by Telcos (i.e. carriers) and service providers in order to ensure a reliable service to their customers.

Research and Development

        We believe that our innovative and versatile technology is at the core of our strength, and that our ability to enhance our current products, to develop and to introduce new products, to maintain technological competitiveness and to meet customer requirements is essential to our future success. Accordingly, we devote and intend to continue to devote significant human and financial resources to research and development. For example, we are currently developing technologies for a High Definition video encoder compliant with the H.264 video compression specification to be incorporated into the IPTV product line. We are also working to improve the quality of our standard definition H.264 encoder for instance by implementing advanced preprocessing before encoding.

        As part of the process of product development, we work closely with current and potential customers, dealers, distributors and leading companies in relevant industries to identify market needs and define appropriate product specifications. As of March 15, 2006, our research and development department was comprised of 39 employees all of whom are located in our headquarters in Israel. Our research and development net expenses were $4.8 million in 2003, $6.3 million in 2004, and $4.7 million in 2005.

        Due to the significant reduction of our Digital Non-Linear Editing operations we have eliminated all of our R&D activities related to the Digital Non-linear product line.

        Our research and development efforts have been financed through internal resources as well as through programs sponsored by the Israel Office of the Chief Scientist, or OCS, in the Israeli Ministry of Industry and Trade, and the European Union Research and Development Program. The total funding from these sources was $2.2 million in 2003, $2 million in 2004, and $2.1 million in 2005.

        The OCS funding programs support projects that result in commercial products until their pre-release stage with an emphasis on technological innovation as well as business justification. In addition, the OCS has reached agreements with offices of similar function in other European countries to support collaborative international projects between organizations in their respective countries. Within these programs an international administrative body such as EUREKA and CELTIC and the national offices approve projects and the national offices provide funding under their own terms. The terms of funding by the OCS are described below.

        Generally, grants from the OCS constitute up to 50% of qualifying research and development expenditures for a particular approved project. Under the terms of the OCS participation, a royalty of 3% to 5% is due on revenues from sales of products and related services that are developed from projects funded by the OCS. Royalty obligations are limited to 100% – 150% of the dollar-linked amount of the OCS grant. Royalties on grants recorded for programs beginning on or after January 1, 1999 bear interest linked to the LIBOR. The payment of royalties is contingent upon actual sales of the products. The terms of the OCS grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel at an increased annual return rate. On March 29, 2005, the Israeli parliament approved an amendment to Law, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated. Through December 31, 2005, we received grants from the OCS aggregating $5.8 million for certain of our research and development projects. As of December 31, 2005, accrued and paid royalties to the OCS totaled $3.5 million. As of December 31, 2005 the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $2.3 million.

        In addition to the programs mentioned above the OCS provides royalty-free grants through the MAGNET program which dedicates its funds to the development of generic technology by consortia of Israeli companies in Israel. We have already participated in two MAGNET consortia, MOST and STRIMM. One of the goals of the MOST project was the creation and distribution of digital video over networks for on-line services. The MOST project was completed and the consortium terminated on March 31, 2000. The goals of the STRIMM project were to provide seamless usage of internet-base video and audio mail messaging services. Various clients (using a PC, PDA, cellular phone or similar terminals) on various access networks (broadband and narrowband) would be able to receive and play video messages in stream mode without the need to download the (large) video message to their device. Video format and network protocols are transcoded without user intervention, according to the connection and device capabilities of the terminal. The STRIMM project was completed on July 31, 2005. Through December 31, 2005, we recorded grants from the MAGNET, MOST and STRIMM consortiums, aggregating $5 million. We are currently in the process of entering into an additional consortium named the NeGeV consortium under the MAGNET program whose goal is to develop the infrastructure and techniques for the processing, management and delivery of content to facilitate personalized, on-demand services over broadband and mobile networks. This consortium is expected to be approved by the end of the second quarter of 2006.

        We are also involved in joint development projects with large European companies under the auspices of, and with financial assistance from, the European Union Research and Development Framework Programs. We have been active contributors in many such projects and have been the coordinator of three: VideoGateway, MUFFINS and TIRAMISU.

        The VideoGateway project developed a gateway between the narrow band internet and the next generation broadband internet for the purpose of offering live and on-demand video content. MUFFINS was established to investigate the problem of description, delivery and protection of rich-media content, and to propose different scenarios for using that content. The scenarios include the definition and search for the content, as well as the delivery and the related handling of rights management. TIRAMISU proposes a protected framework for the creation, delivery and consumption of audio-visual media across a wide range of hybrid networks and platforms.

        We believe that participation in such projects increases our exposure to new technologies, products and potential customers. Within the EU framework we have cooperated closely with large European organizations such as France Telecom, Alcatel, T-Systems, Siemens AG, Fraunhofer, Telefónica I+D and THALES. These programs provide royalty-free funding to consortia of industrial companies and academic institutions aimed at improving the competitiveness of European industry through technological research and development, partnerships and strategic alliances.

        Through December 31, 2005 we have obtained approvals for grants for fifteen research and development projects for a total amount of approximately $6.8 million (of which approximately $5.5 million has already been offset against research and development expenses).

Service and Support

        We believe that providing a high level of customer service and support is essential to our success. Since 2005 we are offering our IPTV customers two types of service level agreements (SLA) Silver service and Gold service, the main differences between the two types of services is that SLA is offered during standard working hours and Gold SLA is available for 24 hours a day, on all days of the year, the gold service level also offers an advance replacement service. Our technical support personnel provide worldwide services through each of our main offices in Israel, United States, China, Singapore and Japan. In the United States, we provide the first-line of support through our wholly owned subsidiary, Optibase Inc., from the Mountain View office. Outside of the United States and Israel, our independent distributors provide the first-line of support in their respective territories, while in Israel, we provide a second-line of support to those customers. We also support customer inquiries via a web based Help Desk system to which all our customers are linked, on-premises support, telephone and e-mail support, and provide additional technical information on our Internet home page. Provide a one-year warranty on our hardware products. We also organize technical seminars from time to time to further enhance the technical knowledge of distributors and resellers in the use of our products.

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

        Key components used in our products are presently available from, or supplied by, only one source and other components are available from limited sources.

—	H.264 video encoding tools provided by a technological partner.
—	Various modules, which are integrated in our systems, both for the MGW5100 and the MGW 1100 including: a switch supplied by PTI (Performance Technologies Inc.), a switch supplied by Intel, a host supplied by Freescale, backplane board by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd.;
—	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc., which are used in our MGW 5100, MGW 1100, MGW 2400, MGE 400 and Movie Maker 400 products;
—	Video compression chips manufactured by LSI Logic;
—	Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;
—	Freescale, Inc.'s DSPs, which are included in our decoders and encoders;
—	A video decoding chip manufactured by IBM;
—	HD compression chips manufactured by NEL;
—	SDI interface chips manufactured by Gennum;
—	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
—	A video processing chipset from Gennum, which is used in our MM200s;
—	Programmable devices by Xilinx, which are used in our Mediapump;

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

Competition

        Competition in the markets of both Video Technologies and IPTV product lines is intense and we expect competition to increase.

        The Video Technologies markets have grown in recent years and have attracted many competitors. Advances in video encoding technologies and in desk-top processing capabilities have also enabled sophisticated new applications within these markets which require an in-depth understanding of customer needs and significant development efforts. Moreover, the availability of video encoding technologies has also driven prices for products down within these markets. In contrast, the IPTV market is in its infancy, but is currently dominated by large companies that can afford to aggressively promote their products by reducing prices. To be competitive in each product line, we must continue to respond promptly and effectively to changing customer preferences, feature and pricing requirements, technological change and competitors’ innovations.

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

        The principal competitors in the IPTV market include TUT Systems, Thomson, Tandberg Television ASA, Skystream, Harmonic Inc., Minerva Inc and Scopus Network Technologies.

        Many of these competitors have substantially greater financial, technical, and marketing resources than Optibase. Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do. Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors. Moreover, some companies in the digital video and streaming market, including some of our competitors, are participating in business combinations. These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

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

Intellectual Property

        Our future success and ability to compete are dependent, in part, upon our proprietary technology. We rely on patent, trade secret, trademark, copyright law, and confidential agreements to protect our intellectual property. Relating to technologies developed in Optibase Ltd., we hold ten issued patents, four granted in Israel, four granted in the United States, one in Australia and one in Europe (verified in France and the United Kingdom). We also have one pending application in the United States and in Israel relating to the MGW 5100 (which was already granted in Europe). In addition, in 2005 we filed a provisional patent application in the United States, for technology related to our IPTV products.

        We also acquired a patent portfolio relating to the DVB technology in connection with the Viewgraphics transaction, see Item 4A. “History and Development of the Company”. This includes four allowed patents in the United States and one application still pending in Israel.

        Certain patents acquired by us in the Media 100 transaction were sold to Acoustics Technology LLC, see Item 10C. “Material Contracts”.

Effect of Government Regulation of our Business

        Regulation of our business by the Israeli government affects our business in several ways. We benefit from certain tax incentives promulgated by the government of Israel, including programs sponsored by the OCS, in the Israeli Ministry of Industry and Trade, for the support of research and development activities. We also obtained funding from the MOST and STRIMM consortium, which is a part of the OCS Magnet program. The terms of the OCS grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. For further information see “Research and Development” above.

        We are subject to the Israeli Companies Law and regulations promulgated under that law, which regulate the activities of companies incorporated in Israel. Please see the Item 3D. “Risk Factors” under the heading “Risks Related to Operating in Israel” above, as well as Item 10. “Additional Information” below for more information on the effects of governmental regulation of our business.

4C. Organizational Structure

        Optibase has one wholly owned subsidiary: Optibase Inc. which was incorporated in 1991 in the United States and is currently located in Mountain View, California. Optibase Inc. manages our North American sales, marketing and customer support activities. Optibase B.V., a former subsidiary of Optibase was dissolved in September 2003.

        Our sales activities in Europe (including Israel) are conducted through sales managers. In 1999 and 2000 we established offices in Japan and in China, respectively, to cultivate closer relationships with local sales forces and potential system integrators and expand our business development activities in those local markets. In 2005 we established a new office in Singapore that will focus on marketing, and supporting the company’s products in Asia Pacific.

        In addition, we hold convertible bonds which if converted will constitute approximately 34% of V.Box, a provider of Digital TV and Data Broadcast receiver equipment for Video and Data applications. We also hold 9.31% of Mobixell’s issued and outstanding share capital, which designs, develop and markets solutions for mobile rich media adaptation, optimization and delivery.

4D. Property, Plants and Equipment

        Our headquarters are located in offices occupying approximately 25,385 square feet in Herzliya Pituach, Israel, out of which 2,902 square feet are subleased. Our lease on this space expires on December 31, 2008.

        Optibase, Inc.‘s headquarters occupy approximately 15,000 square feet in Mountain View, California. The current lease expires on July 31, 2006.

        Optibase Inc.‘s facilities in Marlborough Massachusetts occupy approximately 19,182 square feet. The current lease expires on December 31, 2007. During the fourth quarter of 2005, we subleased the entire premises to Boris FX until December 31, 2007.

        We rent an office of approximately 1,496 square feet in Beijing, China pursuant to a one-year lease that will expire in December 2006. We rent an office of approximately 590 square feet in Singapore.

Item 4A.	Unresolved Staff Comments

        Not Applicable.

Item 5.	Operating and Financial Review and Prospects

        The following discussion and analysis about our financial condition and results of operations contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3D. –“Risk Factors” above Item 5D. – “Trend Information” below, as well as those discussed elsewhere in this Annual Report. You should read the following discussion and analysis in conjunction with the “Selected Consolidated Financial Data” and the Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

        We provide high quality products that enable the preparation and delivery of digital video based on MPEG and Windows MediaTM over ATM, DVB, the Internet protocol (IP) and other packet-based networks through two product lines: Video Technologies and IPTV. Our products are sold both directly and through various indirect channels, such as independent distributors, system integrators, OEM’s and resellers. In addition, as of December 31, 2005, we had available cash of approximately $44.9 million. For information regarding the investment of our available cash, see Item 5B. “Liquidity and Capital Resources”.

        In June 2004, we purchased certain assets and liabilities of Media 100, Inc. which formed the basis of our Digital Non-Linear Editing product line. While the Digital Non-Linear Editing product line represented approximately 13.6% of our revenues in 2005, it also required diversion of research and development resources and significantly increased our expenses. As a result, during the quarter ended December 31, 2004 our board of directors decided to significantly reduce the operation of our Digital Non-Linear Editing product line and focus our resources on initiatives in the IPTV market. On January 7, 2005, we announced a restructuring of our Digital Non-Linear Editing product line. A considerable number of employees were laid off and our research and development efforts were significantly reduced. As a result, we recorded impairment of long-lived assets of approximately $2 million in the quarter ended December 31, 2004 and restructuring charges of approximately $84,000 in the quarter ended March 31, 2005.

        On June 22, 2005, we signed an agreement with Artel Software Corp. (commonly known as Boris FX), pursuant to which we sold one of our products known as the Final Effects complete product suite, in consideration for $100,000. In respect of such sale we recorded other income in the amount of $75,000 (net of transaction expenses in the amount of $ 25). During the third quarter of 2005 we entered into an additional agreement with Boris FX pursuant to which we sold our Digital Non-Linear Editing product line activity including all service, warranty and maintenance obligations. Under the terms of the agreement Boris FX purchased Media 100 HD boards in an aggregate consideration of $365,000. We have further undertaken to supply Boris FX, at Boris FX’ request, with manufacturing services for the Media 100 HD boards for a period of 24 months beginning on September 28, 2005, see also Item 10C. “Material Contracts”. As a result, we recorded capital losses in the amount of $60,000 due to the sale of certain fixed assets to Boris FX and restructuring charges of approximately $125,000 related to our facilities future rent obligation. On November 1, 2005, as part of the agreements signed with Boris FX, we entered into a sublease agreement with Boris FX pursuant to which we subleased our facilities in Marlborough Massachusetts (totaling approximately 19,182 square feet) to Boris FX until December 31, 2007. The aggregate consideration to be paid to us in connection with the sublease is approximately $453,000. Our future lease payment under the lease agreement until December 31, 2007 amount to approximately $550,000. We have recorded the sublease payment as a reduction of the restructuring accrual.

        As we believe the IPTV market is in its infancy, we have invested significantly in the promotion and sales of our products in order to increase sales and position ourselves as a major player in the market. During 2005, we strengthened our sales team and sales support team and expanded our worldwide reach by adding another office in the Far East.

        During the fourth quarter of 2005, we introduced a new version of the MGW5100 that supports H.264 video encoding. H.264 also known as MPEG-4 Part 10 and as AVC (Advanced Video Coding), is a new video compression standard jointly developed by the ITU and MPEG. H.264 has been adopted by the emerging IPTV industry for video compression and is also expected to be an enabler for the distribution of high definition video signals (HDTV) over Satellite and Cable infrastructures in the future.

        We generate most of our revenues from three territories: North America, Europe, including Israel, and Asia Pacific. During 2005, these three regions accounted for 57%, 28% and 15% of our revenues, respectively.

        We use the U.S. dollar as our functional currency. Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. In 2005, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels, or NIS. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time we issue the invoice for the transaction. Our headquarters are located in Herzliya Pituach, Israel; our subsidiary facilities in the United States are located in Mountain View, California. We maintain offices in Japan, China, Singapore and India in order to establish and expand our “local presence” at the markets and use the advantages, related to culture and language, of that approach.

Revenue and Sales

        The following table sets forth, for the periods indicated, the total consolidated sales derived from each of our product lines.

	Year Ended December 31,
Product Line	2003	2004	2005

Video Technology	$15,767	$15,423	$15,317
IPTV	3,610	2,423	4,026
Digital Non-Linear Editing	-	3,002	3,045
Total	19,377	20,848	22,388

        Our level of revenues stayed relatively stable in recent years ($19.4 million in 2003, $20.8 million in 2004 and $22.4 million in 2005). The increase can mainly be attributed to the addition in sales of our IPTV product line, which generated revenues of approximately $4 million in the 2005 compared to approximately $2.4 million in 2004 the increase is mainly due to our decision to focus on the IPTV market and allocation of sales efforts and resources towards it. However, our profitability in recent years has decreased significantly from a net profit of $1.8 million in 2003 to net losses of $3.7 million and $3.4 million in 2003 and 2004. The decrease in our net loss in 2005 can be mainly attributed to the decrease in our operating expenses as a result of selling our Digital Non-Linear Editing product line activity, offset by the decrease in our financial income. As of December 31, 2005, we had accumulated losses of $69 million.

        The following table sets forth, for the periods indicated, the percentage of total consolidated sales derived from sales into each of the regions identified in the table, regardless of the operating unit, which generated the sale.

	Year Ended December 31,
Region	2003	2004	2005

North America	56%	60%	57%
Europe	17%	16%	20%
Eastern Asia	24%	15%	15%
Other countries, including Israel	3%	9%	8%

        The portion of our revenues derived from sales into North America decreased in 2005 compared to 2004 while the portion of sales into Europe increased. Despite the relative reduction in sales in North America, sales as a dollar amount were higher in 2005 than in 2004 both in North America and in Europe. Sales in Eastern Asia and sales in Israel and in other countries were similar in 2005 as a dollar amount and as a percentage of total sales to the sales results in 2004.

        We sell directly to system integrators, OEMs and value-added resellers, or VARs. Outside of North America, we also sell to distributors. Sales of our products to system integrators can involve a lengthy process and the timing of volume orders from system integrators can be difficult to forecast. As a result, revenues may fluctuate from quarter to quarter depending on the timing and volume of orders. Since these types of customers typically request initial delivery within four to eight weeks of their placement of orders, we have historically had a minimal backlog of orders.

        The majority of our revenues are derived from sales of our standard products. Additionally, from time to time, we have the opportunity to develop customized products, which require varying amounts of modifications to our standard products and existing technology. The portion of our revenues derived from sales into North America decreased in 2005 compared to 2004 while the portion of sales into Europe increased. Despite the relative reduction in sales in North America, sales as a dollar amount were higher in 2005 than in 2004 both in North America and in Europe. Sales in Eastern Asia and sales in Israel and in other countries were similar in 2005 as a dollar amount and as a percentage of total sales to the sales results in 2004. The percentage of revenues represented by standard products and customized products, respectively, fluctuates from period to period depending on a variety of factors, including the number, size and timing of customized product activities.

Cost of revenues

        Cost of revenues consists primarily of raw material costs, costs of subcontracting manufacturing and assembly, labor expense, write-off of obsolescence inventory, royalty payments made to the Israeli OCS, amortization of capitalized software development costs, other acquisition related costs and allocated overhead attributable to our production operations

Research and development expenses

        Research and development expenses, net, consist primarily of labor expenses, development-related raw materials and sub contractors services, acquisition related costs and stock option compensation charges and related overheard, offset by grants from the OCS, including the OCS Magnet program, and from the European Union

Sales and marketing expenses

        Selling and marketing expenses, net, consist primarily of compensation expenses, promotional expenses, travel costs and related overhead and expenses

General and administrative expenses.

        General and administrative expenses consist primarily of fees to outside consultants, legal and accounting fees and stock option compensation charges and certain office maintenance costs.

Financial Income (Expenses), Net.

        Financial expenses consist primarily of interest we paid in connection with bank credit lines. Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities and financial instruments. Our exchange differences occur primarily as a result of the change of the NIS value relative to the U.S. dollar

Taxes

        As of 2005, Israeli companies are generally subject to a corporate income tax rate of 34%. The income tax rate for Israeli companies is scheduled to be gradually reduced to 25% by 2010. We were granted Approved Enterprise status under the Law for the Encouragement of Capital Investment, 1959 which allow us to enjoy two alternative tax benefits. Under the one of the alternatives, a company’s undistributed income derived from an Approved Enterprise will be exempt from companies tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period depending on the level of foreign investment. See also Item 10E. “Taxation” under the heading “Israeli Taxation-Law for the Encouragement of Capital Investment, 1959” below. The period during which we are entitled to receive these benefits is limited to seven or ten years, from the first year that taxable income is generated, 12 years from commencement of production or within 14 years from the date of approval of the Approved Enterprise status. A recent amendment to the Law, which has been officially published effective as of April 1, 2005 has changed certain provisions of the Law. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). See also Item 10E. “Taxation” under the heading “Israeli Taxation-Law for the Encouragement of Capital Investment, 1959” below.

        As of December 31, 2005, we had approximately $24.0 million of net operating loss carry-forwards for Israeli tax purposes which we will have to utilize before we can make use of the tax benefits arising from our “Approved Enterprise” status. These net operating loss carry-forwards have no expiration date

        The following table sets forth, for the years ended December 31, 2003, 2004 and 2005 statements of operations data as percentages of our revenues:

5A. Operating Results

	Year Ended December 31
	2003	2004	2005

Revenues	100.0%	100.0%	100.0%
Cost of revenues	43.9	44.9	45.1
Gross margin	56.1	55.1	54.9
Operating expenses:
Research and development, net	25	30	20.7
Selling and marketing, net	40.9	46.1	44.6
General and administrative	10.2	14.8	12.3
Write-off of in process research and development		3.8
Impairment of long lived assets		7.1
Impairment of goodwill		2.6
Restructuring cost
Total operating expenses	76.1	104.4	78.5
Operating (loss)	(20)	(49.3)	(23.7)
Other income (expenses), net	(11.7)	4.5	1.2
Financial income, net	41.2	27.2	7.1
Net income (loss)	9.5%	(17.7)%	(15.4)%

Results of Operations for the Years Ended 2005 and 2004

        Revenues. Our revenues increased by 7.4% to $22.4 million in 2005 from $20.8 million in 2004. The increase can mainly be attributed to the increase in sales of the IPTV product line, mainly in Europe, while the rest of our product lines remain stable. .

        Cost of Revenues. Cost of revenues increased by approximately 8% to $10.1 million in 2005 from $9.4 million in 2004. The increase can be mainly attributed to the increased sales of our IPTV products in which the cost of materials is relatively higher than the Video Technology product line. Cost of revenues as a percentage of revenues increased to approximately 45.1% in 2005 compared to approximately 44.9% in 2004. Our cost of revenues may fluctuate as a percentage of revenues depending on our product mix, changes in raw materials cost and other factors.

        Research and Development Expenses, Net. Our net research and development expenses decreased by approximately 25.9% to $4.6 million in 2005 from $6.3 million in 2004. As a percentage of revenues, net research and development expenses decreased to approximately 20.7% in 2005 from approximately 30% in 2004. The decrease in research and development expenses can primarily be attributed to the restructuring and cost reductions plan executed during 2005 in our Digital Non-Linear Editing product line totaling approximately $1.8 million which was offset by an increase in development–related raw materials and subcontractors services. Research and development grants received from the OCS, including the OCS Magnet program, and from the European Union increased to approximately $2.1 million in 2005 from approximately $2 million in 2004.

        Selling and Marketing Expenses, Net. Our net selling and marketing expenses increased approximately by 3.9% to $10 million in 2005 from $9.6 million in 2004. As a percentage of revenues, net selling and marketing expenses decreased to approximately 44.6% in 2005 from approximately 46.1% in 2004. The increase in selling and marketing expenses can be primarily attributed to our efforts to thicken our sales and technical support force and our efforts to expand our local presence mainly in the Far East offset by the decrease in our Digital Non-Linear Editing product line expenses as a result of the significant reduction of this product line operations during the third quarter of 2005. Selling and marketing expenses may fluctuate as a percentage of revenues, depending, in part, on fluctuations in the level of revenues.

        General and Administrative Expenses. General and administrative expenses decreased approximately by 10.5% to $2.8 million in 2005 from $3.1 million in 2004. As a percentage of revenues, general and administrative expenses decreased to approximately 12.3% in 2005 from approximately 14.8% in 2004. The decrease in dollar amount can be mainly attributed to the significant reduction of the Digital Non-Linear operations totaling approximately $178,000 and decrease in labor costs and other expenses.

        Impairment of Long- Lived Assets and Goodwill. During the quarter ended December 31, 2004, we decided to focus our resources on initiatives in the IPTV market. We decided to restructure our Digital Non-Linear Editing product lines in order to improve the financial results of this product line, we have evaluated the ongoing value of all long lived assets acquired from Media 100 Inc. Impairment of these assets was required in accordance with SFAS 144 and SFAS 142. As a result, we recorded an impairment charge of long-lived assets and goodwill totaling approximately $2 million.

        Operating income. As a result of the foregoing, we recorded operating loss of $5.3 million in 2005 compared with an operating loss of $10.3 million in 2004. The decrease in the operational loss can be primarily attributed to the decrease in R&D costs, related to our Digital Non-Linear Editing product line, totaled at approximately $1.6 million, the decrease in our general and administrative expenses and the decrease in impairment and restructuring charges totaled in 2005 to approximately $209,000 compared with approximately $2.8 million in 2004 offset by the increase in sales and marketing expenses. The decrease in our operational loss can also be attributed to the increase in gross profit as a result of the sales increment totaled to approximately $800,000.

        Other Income, Net. We recorded other income, net, of $276,000 in 2005, compared to other income of $933,000 million in 2004. Of the total income in 2005, $975,000 is related to the sale of certain intellectual property rights to Acoustic Technologies and the sale of Final Effects complete product suite to Artel Software Corp. We have also recorded expenses totaling approximately $622,000 in respect of our investment in Vbox by following the guidelines of the hypothetical liquidation method and other expenses totaling $77,000. In 2004 we have recorded net income of $933,000. Of the total income in 2004, $1.4 million is related to the claim settlement with Merrill Lynch & CO. paid to us during February 2004 following an award in favor of us by the arbitration panel on December 24, 2003. We recorded capital loss relating to the sale of our Digital Non-Linear Editing operations to Boris FX in the amount of approximately $ 60,000 compared to capital gain relating to sales of fixed assets in the amount of $124,500 in 2004. We recorded expenses totaling approximately $574,000 in respect of our investment in V.Box by following the guidelines of the hypothetical liquidation method.

        Financial Income (Expenses), Net. We recorded financial income, net of financial expenses, of $1.6 million in 2005, compared with $5.7 million in 2004. The decrease can be mainly attributed to the increase in the 6-month Libor rate during 2005 which resulted in our loss of interest on the structured notes we acquired. For additional details regarding our structured notes, see Item 3D. “Risk Factors” under the heading “Risks Relating to the Economy, Our Financial Condition and Shareholdings” above and Item 11 “Quantitative and Qualitative Disclosure About Market Risk” under the heading “Investment Risk” below. If the 6-month Libor rate remains in its current rate or continues to increase, we expect not receive the interest for the upcoming payment period with respect to all of our structured notes.

        Net Income (Loss). We recorded net loss of $3.4 million in 2005, compared with a net loss of $3.7 million in 2004. The main reasons to the decrease in our net loss, as mentioned above, are the decrease in our operating expenses by approximately $5 million that can mainly attributed to our decision to reduce significantly our Digital Non-Linear Editing research and development effort which eventually resulted with our decision to terminate the Digital Non-Linear Editing activity, the decrease in our operational expenses was offset by the decrease in our financial income and the decrease in other income.

Results of Operations for the Years Ended 2004 and 2003

        Revenues. Revenues consist of gross sales of products, less discounts, refunds and returns. Our revenues increased by 7.6% to $20.8 million in 2004 from $19.4 million in 2003. The increase can mainly be attributed to the addition in sales of the Digital Non-Linear Editing product line as a result of our purchase of certain assets of Media 100 Inc offset by a decrease of the IPTV product line revenues.

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

        Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

—	Revenue recognition;
—	allowance for doubtful debts;
—	Inventories valuation;
—	Impairment of goodwill and long- lived assets;
—	Impairment of other long- term investment;
—	Impairment and classifications of marketable securities investments;
—	Contingencies; and
—	Tax valuation allowance.

Revenue recognition

        We generate revenues mainly from the sale of hardware products and to a lesser extent from sales of software products. We sell our products worldwide directly and through distributors, systems integrators, VARs and OEMs who are considered end-customers.

        Revenues from product sales in which the software is incidental to the hardware are recognized in accordance with Staff Accounting Bulleting No. 104, “Revenue Recognition in Financial Statements” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Upon delivery, titles and risks are transferred to the customer and no significant obligations exist after delivery has occurred. Estimated warranty costs, which are insignificant, are based on our past experience and are accrued in the financial statements.

        Revenues from sale of products that include post customer support are recognized in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered.

        Revenues from sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Output Method”, upon completion of milestones, when collectibility is probable. After delivery of milestone, if uncertainty exists about customer acceptance, revenues are not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified.

        Revenues from product sales in which the software is fundamental to the hardware are recognized in accordance with Statement of Position 97-2, “Software Revenue Recognition”, as amended (“SOP No. 97-2”). SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. In addition, we adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, “(“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements.

        Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price established by our management having the relevant authority.. We recognize revenues from maintenance over the contractual period for the maintenance, which is generally one-year. Maintenance is available at multiple levels of support. Quotes are optional and depend on whether a customer chooses to buy a maintenance contract or not.

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

Allowance for doubtful debts

        We review on a continuing basis the ability to collect on the trade accounts receivable and the adequacy of the allowance for doubtful debts against the trade receivables. We specifically analyze customer accounts, account receivable aging reports, history of bad debts and the business or industry sector to which they belong, customer concentrations, customer credit-worthiness, current economic trends and any other pertinent factors that come to light and to our attention. Generally a provision will be made when a trade receivable becomes 90 days past due. In exceptional cases, a provision after 90 days past due will be waived when, after due diligence with the customer, we are confident that the receivable is still collectible and the customer has demonstrated that payment is forthcoming. In addition, we provide approximately 2% of the trade receivable amount as a general provision for doubtful debts. As of December 31, 2005, our provision for doubtful debt was approximately $518,000.

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

Impairment of other long- term investment

        We have made investments in companies, which management believes is in our best interest and may promote our strategic objectives. Before investments are executed, our executive management and our board of directors approve them. Generally, management designates an executive staff member to either serve on the board of directors of the investee as a voting member or serve as an observer. This process assists management in monitoring the investment and in determining when an impairment review of the investment may be required. Our management performs a review of its investments on a quarterly basis to determine if a provision for impairment is required. This process, while based on reasonably objective evidence supplied by the entity in which we invest, is combined with due diligence sought from general economic trends and indicators. Our investment in companies: (i) is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, (APB 18); (ii) is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with SAB 59. Significant management judgment is made when conducting these reviews and future developments in the entity invested in may result in the impairment provision becoming a write-off or reversed to some extent.

Impairment and classifications of marketable securities investments

        As of December 31, 2005 all marketable securities investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in shareholders’ equity. Investment income is recorded when earned. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination. As of December 31, 2005, we reclassified our structured notes having fair value lower than the amortized cost as long-term investment, since we believe that the decline in fair market value is not other-than- temporary and hawse have the intent and ability to hold the structured notes till recovery in accordance with SAB 59.Testing for impairment of investments also requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The current economic environment and recent volatility of securities markets have increased the difficulty of determining fair value and assessing investment impairment. The same influences tend to increase the risk of potentially impaired assets.

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

        In accordance with SFAS 5, accruals for exposures or contingencies are being provided when the expected outcome is probable. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

Recent Accounting Pronouncements

        In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“SAFS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS 151 will have a material effect on our financial position or results of operations.

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted no later than January 1, 2006. We expect to adopt this statement on January 1, 2006.

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

        The Company plans to adopt Statement 123(R) using the modified-prospective method.

        As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25‘s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)‘s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in 2003, 2004 and 2005, the impact of that standard would have decrease our net income by approximately $883,000, $357,000 and $798,000, respectively, as described in the disclosure of pro forma net income and earnings per share in Note 2 of our consolidated financial statements.

        In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. We are currently reviewing the effect of SAB 107; however we do not believe that SAB 107 will have a material effect on our financial position, results of operations or cash flows.

        In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position. Under the model, any security in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than–temporary, a realized loss is recognized to write the security’s cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when an impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. We adopted FSP 115-1 upon issuance. The adoption did not have a material effect on our consolidated financial condition or results of operations.

Conditions in Israel

        We are incorporated under the laws of the State of Israel, and our principal offices and substantially all research and development and manufacturing facilities are located in Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. As of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. From October 2000 terrorist violence in Israel increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. Recently, there is a relative calm in terrorists’ activities; however, there can be no assurance that the recent relative calm will continue. We could be adversely affected if these hostilities intensify or spread to additional areas in Israel. Further deterioration of the situation into a full scale armed conflict might require more widespread military reserve service by some of our employees and officers, which may have a material adverse effect on our business.

        Certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

        Generally, all male adult citizens and permanent residents of Israel under the age of 45 are obligated to perform military reserve duty of up to 36 days annually, or longer under certain circumstances. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since our inception, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect of any expansion or reduction of such obligations on us.

Economic Conditions.

        Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. The Israeli government has periodically changed its policies in all these areas.

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

        As of March 15, 2006, the inflation rate in Israel has increased at a rate of 0.3% and the NIS had devaluated against the dollar by approximately 2.5%. The deflation rate in Israel was approximately 1.9% in 2003, the inflation rate in Israel was approximately 1.2% in 2004 and 2.4% in 2005. At the same time the appreciation of the NIS against the dollar was approximately 7.6% in 2003 and approximately 1.6% in 2004, the devaluation of the NIS against the dollar approximately 6.8% in 2005. As a result of this differential, we experienced an increase in the dollar costs of operations in Israel in 2003 and 2004, and a decrease in 2005, all of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a significant portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

Trade Agreements

        Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. Israel has also been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

        Israel and the U.S. entered into a Free Trade Agreement (FTA) in 1985. Under the FTA, most products receive immediate duty-free status. The FTA eliminated all tariff and some non-tariff barriers on most trade between the two countries in 1995. Israel became associated with the European Economic Community, now known as the European Union, under a 1975 Free Trade Agreement, which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years. Israel is a member of the European Union’s Sixth Research and Development Program, giving Israelis access to research and development tenders in the European Union countries. Since 1993, a free trade agreement has been in effect between Israel and the European Free Trade Association, or EFTA, whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement grants the exporting countries of EFTA trading with Israel conditions similar to those Israel enjoys with the U.S.

        In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India and other nations in Asia and Eastern Europe, with which Israel previously had not had these relations.

5B. Liquidity and Capital Resources.

        We have funded our operations primarily through private and public sales of our equity securities, banks credit, research and development grants from, among others, the Commission of the European Union and the OCS, and through cash generated from our operations. As of December 31, 2005, we had cash, cash equivalents, long term investments and other financial investments net of $44.9 million. Our operating activities used cash of $2.6 million in 2005 yield cash of $2.5 million in 2004, and in 2003 used $96,000. Cash used by operating activities in 2003 was primarily the result of our net income for the period, as adjusted for impairment of long-term investment, depreciation and amortization, other expenses, decrease in inventories, offset by gain on sale of available-for-sale marketable securities, a decrease in trade payables, accrued interest and amortization of premium and discount on available-for-sale marketable securities. Cash provided by operating activities in 2004 was primarily the result of our net loss for the period, as adjusted for impairment of other assets and impairment of goodwill, depreciation and amortization, in process research and development write off, a significant increase in trade payables, accrued expenses and other liabilities, partially offset by gain from sale of available-for-sale marketable securities and a significant increase in inventories. Cash used by operating activities in 2005 was primarily the result of our net loss for the period, as adjusted for accrued interest on available-for-sale marketable securities, depreciation and amortization, partially offset by gain from sale of patent rights and a significant increase in inventories a significant decrease in deferred revenues, accrued expenses and other liabilities.

        Net cash used in investing activities in each of 2005, 2004 and 2003 reflects primarily the purchase of financial assets, fixed assets and investments in companies. In 2005, $17 million were used primarily for the purchase of financial assets $835,000 were used for a purchase of property and equipment, $600,000 were used for an investment in a company, partially offset by $15 millions of proceeds from redemption of matured available-for-sale marketable securities and proceeds from sale of patent rights. In 2004, $38.8 million were used primarily for the purchase of financial assets, $2.9 million were used for the acquisition of certain assets and liabilities of Media 100 Inc, $650,000 were used for investments in companies, partially offset by $40.8 millions of proceeds from sale of available-for-sale marketable securities. In 2003, $53.6 million were used primarily for the purchase of financial assets, $898,000 were used for investments in companies, partially offset by $51.2 millions of proceeds from sale of available-for-sale marketable securities.

        Net cash provided by financing activities in 2005 reflects primarily the net proceeds from the exercise of stock options approximately in the amount of $437,000 and the increase in bank credit. Net cash used in financial activities in 2004 reflects primarily the decrease of approximately 1.6 million in bank credit, partially offset by proceeds from exercise of stock options in the amount of approximately $411,000. Net cash provided by financing activities in 2003 reflects primarily the increase in bank credit, net proceeds from the exercise of stock options in the amount of $2.1 million, partially offset by principal payments of long-term capital lease obligations in the amount of approximately $129,000. As of December 31, 2005, we have an authorized credit line in the amount of $10.4 million (out of which $1.2 million utilized). An amount of approximately $27 million is secured against marketable securities. We have an agreement with Clal Credit Insurance Ltd. for the provision of insurance against default on outstanding receivable balances.

        In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2005, our available cash including cash, cash equivalent, short-term investments in marketable securities was $18.2 million. Our long-term investments in marketable securities was $26.7 millions. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. treasury and agency obligations; (ii) money market instruments of domestic and foreign issues denominated in U.S. dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues; (iii) corporate notes and bonds rated investment grade (BAA/BBB- and above), provided that investments in any one corporation or entity will not exceed $3 million; (iv) investments in bonds and notes with lower rating then BBB- and higher rating of B, provided that investments in any one corporation or entity will not exceed $1 Million; (v) various financial instruments including structure range note products issued by a rated institution (A and above) in which the interest income may be subjected to changes in interests rate; (vi) hedge funds up to $5 million of total portfolio pursuant to the following guidelines: (1) volatility below 10%; (2) minimum 5 years of positive performance; (3) low beta; (4) positive sharp ratio; (5) size of fund of at least $1 billion; (vii) entering into hedging transactions in order to protect the Company against currency fluctuations between the US dollar and the NIS as relates to up to $3 million operating expenses of the Company. The investment guidelines are to be reviewed periodically by our board of directors with the President and the Chief Financial Officer.

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

        On December 24, 2003 we won an arbitration award against Merrill Lynch & Company and its subsidiary brokerage firm Merrill Lynch, Pearce, Fenner & Smith, or collectively Merrill Lynch, pursuant to which we received in February 2004 approximately $1.8 million in damages inclusive of interest, and assessed $33,850 in costs associated with the arbitration against Merrill Lynch. As a result, we recorded other income at the amount of approximately $1.4 million net of expenses during the quarter ended March 31, 2004.

5C. Research and Development

        Research and development expenses, net, consist primarily of labor expenses, development-related raw materials and subcontractors’ services and related overhead, offset by grants. Our net research and development expenses have increased from $4.8 million in 2003 to $6.3 million in 2004 and decreased to 4.6 million in 2005, constituting a decrease of approximately 26% from the previous year. As a percentage of revenues, our net research and development expenses changed to approximately 21% in 2005 from approximately 30% in 2004 and approximately 25% in 2003. The decrease in research and development expenses can primarily be attributed to the restructuring and cost reductions plan executed during 2005 in our Digital Non-Linear Editing product line totaling approximately $1.8 million which was offset by an increase in development–related raw materials and subcontractors services. Research and development grants totaled $2.1 million in 2005, $2 million in 2004 and $2.2 million in 2003. We expect research and development expenses to decrease in absolute dollars and as a percentage of revenues during 2006 primarily as a result of the management’s ongoing efforts to tighten cost controls and improve financial performance while introducing additional products and conducting ongoing improvements to our standard and custom products. We receive grants from certain entities, see Item 4B. “Business Overview” above under the heading “Research and Development”.

5D. Trend Information

        The digital video and streaming industry continues to be intensely competitive. We will continue to focus on developing technologies and new products, and research and development expenses might grow in the future years. We continue to aggressively market our new products, while expanding markets for our existing products. However, as discussed throughout this Annual Report, our operations have been subject, and will continue to be subject, to pressure from weakness in the overall technology sector as well as the digital video and streaming industry. Due to the sale of our Digital Non-Linear Editing operation, we expect that our revenues from the Media 100 HD boards will be significantly decreased.

        Our financial income is greatly affected by changes in the 6-month Libor rate, see Item 3D. “Risk Factors” under the heading “Risks Relating to the Economy, Our Financial Condition and Shareholdings” above and Item 11 “Quantitative and Qualitative Disclosure about Market Risk” under the heading “Investment Risk” below. Due to the increase in the 6-month Libor rate during 2005, our financial income was significantly reduced. Although it is difficult to predict changes in interest rate, including the Libor, we expect that during 2006 we will not receive the interest for the structured note that we acquired.

        We have been operating at a loss since the quarter ended December 31, 2000. We were able to return to profitability in the quarter ended June 30, 2003 and remain profitable until the quarter ended March 31, 2004. Since the second quarter of 2004 we returned to operate in loss. If global economic conditions worsen resulting in weakening the demand for our products, we may not be able to return to profitability in 2006.

5E. Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Tabular Disclosure of Contractual Obligations

        Set forth below are our contractual obligations and other commercial commitments as of December 31, 2005:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years

Long-Term Debt	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Leases	3,274	1,254	1,108	912	0
Purchase Obligations	0	0	0	0	0
Severance pay	2,222	0	0	0	2,222
Other Long-Term Obligations	0	0	0	0	0
Total Contractual Cash Obligations	5,496	1,254	1,108	912	2,222

	Amount of Commitment Expiration Per Period (USD in thousands)
Other Commercial Commitments	Total	Less than 1 year	1 - 3 years	4-5 years	After 5 years

Lines of Credit	10,434	0	10,434	0	0
Standby Letters of Credit	935	935	0	0	0
Guarantees	113	0	113	0	0
Standby Repurchase Obligations	0	0	0	0	0
Other Commercial Commitments	0	0	0	0	0
Total Commercial Commitments	11,482	935	10,547	0	0

Item 6.	Directors, Senior Management and Employees

6A. Directors and Senior Management

        The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position

Tom Wyler(3)	54	President, Chief Executive Officer and Executive Chairman of the Board of Directors.
Danny Lustiger	39	Chief Financial Officer
David Sackstein	40	Chief Technical Officer
Adam Schadle	43	President of Optibase Inc. and Vice President of Sales North and South America
Yaron Comarov	41	Vice President of Operations
Orna Gil-Bar	41	Vice President of Human Resources
Ofer Harari	39	Vice President of Professional Services
Gil Bialik	39	Vice President of Research and development
Udi Shani	38	Executive Vice President of International Sales
Lior Fite	40	Vice President of Marketing
Dana Tamir(2)	57	Director
Chaim Labenski(1)(2)(3)	59	Director
Alex Hilman	54	Director
Gil Weiser(2)(1)	64	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the investment committee

        Tom Wyler serves as President, Chief Executive Officer and Executive Chairman of our Board of Directors. Since his investment in us in September 2001 (through Festin Management Corp.), Mr. Wyler served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr Wyler turned his efforts to real estate interests in the U. S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Danny Lustiger serves as our Chief Financial Officer since May 2004. Prior to his present position, Mr. Lustiger served as Vice President Finance and President of Optibase Inc. – positions he held from July 2001 and November 2003 respectively. From 1996 to 2001, Mr. Lustiger held the position of Group Controller and Financial Manager at Optibase Ltd. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

        David Sackstein joined us in November 1994 and serves as Chief Technological Officer. Prior to his present position, Mr. Sackstein served as General Manager of the Video Technologies product line – a position he held from November 2003 until September 2005. Since joining us, Mr. Sackstein has held various technical and managerial positions in the research & development departments, including Senior Vice President of Research & Development. Prior to joining us, Mr. Sackstein led a research project at IBM’s Research Center in Haifa. Mr. Sackstein holds a B.Sc. in Electrical Engineering and a B.A. in Mathematics, both from the Technion Israel Institute of Technology. Mr. Sackstein holds an Executive MBA degree from Tel-Aviv University.

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

        Yaron Comarov joined us in 1994 and serves as our Vice President of Operations since the year 2000. Prior to his present position, Mr. Comarov served as our Director of Operations. Before joining us, Mr. Comarov worked as an Operations and Project Manager at Israel Aircraft Industries. Mr. Comarov holds a B.Sc. degree in information systems and industrial engineering from the Technion Israel Institute of Technology and an MBA degree from Boston University in Tel Aviv.

        Orna Gil-Bar serves as our Vice President of Human Resources since her joining us in September 2000. Prior to joining us, Ms. Gil-Bar served as Human Resource Manager for Computer Associates Ltd. in Israel. During her tenure at Computer Associates, Ms. Gil-Bar was involved with the human resource implications resulting from Computer Associates’ acquisition of Platinum Inc. and other acquisitions. From 1994 to 1996, Ms. Gil-Bar served as an organizational consultant for the Israeli Defense Forces. Ms. Gil-Bar holds an MBA degree (Organizational behavior) from the Tel-Aviv University.

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

        Gil Bialik joined Optibase in October 2000. From 2000 until 2003 Mr. Bialik led the development of the Company’s IPTV product line, and in 2003 was appointed as VP of R&D for the IPTV business unit. In 2005 Mr. Bialik was appointed as VP R&D of Optibase. Prior to joining Optibase, Mr. Bialik held an R&D systems engineering position at ECI telecom. Mr. Bialik holds a B.Sc. in Aeronautical engineering from the Technion, Israel institute of technology and M.B.A. from Tel Aviv University, Israel.

        Udi Shani serves as the Executive Vice President International Sales and Technical Support. Mr. Shani joined Optibase in 1999 as regional sales manager. In 2001 was appointed as AVP of European Sales, in 2002 relocated to the North America where he founded and managed the Americas IPTV sales force and in 2005 Mr. Shani returned to Israel and was appointed as Executive Vice President International Sales. Prior to Optibase, Mr. Shani served as Sales and marketing manager at Eden Telecom (pointer) and as Sales Manager at Muller Co. Mr. Shani holds a BA in Business Administration from the Israeli College of Management and an MBA from the Manchester University.

        Lior Fite serves as our Vice President of Marketing and is responsible for business development, marketing strategy and policy, product definition and product marketing management. Previously, Mr. Fite served as Vice President, Marketing at Emblaze Semiconductor. Before joining Emblaze Semiconductor he was a product marketing director at Vsoft LTD. Prior to that Mr. Fite managed the R&D department of MIND CTI. Mr. Fite’s 14 year of experience in the industry also include leading large R&D teams at Dialogic and Telrad. Mr. Fite earned his bachelor’s degrees in Engineering (cum Laude) from the Tel Aviv University, Israel.

        Dana Tamir joined our board of directors in September 2000. Presently Ms. Tamir is serving as Chief Operations Officer for Comverse MMS. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury. Prior to that Ms. Tamir managed and executed large-scale Command Control & Communication real-time systems for the military industry in Israel and Europe.

        Chaim Labenski joined our board of directors in January 2002. From 1977 to 1999, Mr. Labenski held a number of positions at Securities Division of Bank Hapoalim BM, including being First Vice President and Head of Foreign Securities and was involved in consulting, securities research, trading and I.P.O coordination with global investment houses. Since 1999 he acts as a private investor. Mr. Labenski holds a B.Sc degree in Civil Engineering from Astor University, U.K, an M.Sc degree in Engineering Management from Leeds University and a D.B.A degree in Business Administration from Manchester Business School.

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

6B. Compensation.

        The aggregate remuneration we paid to all persons as a group (15 persons) who served in the capacity of director or executive officer in the year ended December 31, 2005 was $1.54 million, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for automobiles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors and executive officers (15 persons) held as of December 31, 2005, 2,631,393 shares (out of which 831,393 options are currently vested or will vest within 60 days as of March 15, 2006), and share options to purchase an aggregate of 539,250 ordinary shares. The exercise price of the options varies between $1.52 to $23.75, the vesting period is spread out over a 4-year period and the expiration date of such options is generally 7 years as of their date of grant.

        Indemnification, exemption and insurance of Directors and Officers

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

        Subject to statutory limitations, our articles of association provide that we may insure the liability of our directors and offices to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid we may enter into a contract to insure the liability of our directors and officer for an obligation imposed on such director or officer in consequence of an act done in his capacity as a director or officer of Optibase, in any of the following cases:

—	a breach of the duty of care vis-a-vis us or vis-a-vis another person;
—	a breach of the fiduciary duty vis-a-vis us, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;
—	a monetary obligation imposed on him in favor of another person.
—	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our director or officer.

        Our articles of association further provide that we may indemnify our directors and officer, to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid, we may indemnify our directors and officers for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as a director or officer of Optibase, as follows:

—	Any financial liability he incurs or imposed on him or her in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.
—	Reasonable litigation expenses, including legal fees, incurred by the director or officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of Optibase, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.
—	Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.
—	Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify a director or officer of Optibase.

        In addition, our articles of association provide that we may give an advance undertaking to indemnify a director and/or an officer in respect of all of the matters above, provided that with respect to the first matter above, the undertaking is restricted to events, which in the opinion of our board of directors, are anticipated in light of our actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by our board of directors as reasonable under the circumstances. We may further indemnify an officer therein, save for the events subject to any applicable law. Our articles of association further provide that we may exempt a director or officer in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis Optibase, to the fullest extent permitted by the Companies Law. Notwithstanding the foregoing, the Companies Law prohibits a company to exempt any of its directors and officers in advance from their liability towards such company for the breach of its duty of care in distribution, as defined in the Companies Law, for such company’s shareholders (including distribution of dividend and purchase of such company’s shares by the company or an entity held by it).

        The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an officer of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

        All of the above shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as officers in companies controlled by the Company, or in which the Company has an interest.

        The Companies Law provide that companies may not give insurance, indemnification (including advance indemnification), or exempt their directors and/or officers from their liability in the following events:

—	a breach of the fiduciary duty, except for a breach of the fiduciary duty vis-à-vis the company with respect to indemnification and insurance if the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm the company;
—	an intentional or reckless breach of the duty of care, except for if such breach was made in negligence;
—	an act done with the intention of unduly deriving a personal profit; or
—	a fine imposed on the directors or officer.

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

6C. Board Practices

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

        Under an amendment to the Israeli Companies Law, each Israeli public company is required to determine, no later than April 19, 2006, the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the particulars of such company and its activities. A director with “accounting and financial expertise” is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company’s financial statements and stimulate discussion regarding the manner of presentation of the financial data. Our board of directors resolved on March 30,, 2006 that the minimum number of directors with accounting and financial expertise appropriate for us in light of the size of the board of directors and nature and volume of the Company’s operations is 1 director.

External directors

        Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. Our shareholders approved in December 2004 to continue the service of Mr. Chaim Labenski as our external director, for an additional 3-year term and to appoint Mr. Gil Weiser as our external director for a 3-year term. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors, See “Committees of the Board of Directors” below.

        Pursuant to the Israeli Companies Law at least one external director is required to have “accounting and financial expertise” and the other is required to have “professional expertise” or “accounting and financial expertise”. A director has “professional expertise” if he or she satisfies one of the following:

(i)	the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii)	the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii)	the director has at least five years’ experience in one or more of the following (or a combined five years’ experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

        A director with “accounting and financial expertise” is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following:

(i)	accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

(ii)	the functions of the external auditor and the obligations imposed on such auditor;

(iii)	preparation of financial reports and their approval in accordance with the companies law and the securities law.

        The above qualifications do not apply to external directors appointed prior to January 19, 2006, such as our external directors. However, an external director may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise”; or (ii) he or she has “professional expertise”, and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

        Under Israeli law, a person may not serve as an external director if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director in anticipation of serving as an external director in a company that is about to offer its shares to the public for the first time.

        A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender.

        External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

        —          the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

        —          the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the company.

        The Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term. Election of external directors requires a special majority, as described above. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event the number of external directors is less than two external directors, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director.

        External directors may be compensated only in accordance with regulations adopted under the Companies Law.

        We currently comply voluntarily with the NASDAQ Global Market, or NASDAQ, rules requiring that the board of directors of a listed company contain a majority of independent directors.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee, and an investment committee, as described below.

Audit Committee

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

        The rules of NASDAQ currently applicable to foreign private issuers such as us require us to establish an audit committee of at least three members, comprised solely of independent directors. All of the members of the audit committee must be able to read and understand basic financial statements, and at least one member must have experience in finance or accounting, requisite professional certification in accounting or comparable experience or background. The board has determined that Gil Weiser and Chaim Labenski are audit committee financial experts as defined by applicable SEC regulation. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

        The members of the audit committee are Messrs. Weiser and Labenski and Ms. Tamir. These include our two external directors as required under the Companies Law, and we believe that all of the members of the audit committee are independent of management, and satisfies the requirements of Companies Law, the SEC’s rules and NASDAQ rules.

Compensation Committee

        The compensation committee, which is comprised of Gil Weiser and Chaim Labenski, reviews and recommends to the board of directors and in certain cases, determines, the compensation and benefits of our employees and reviews general policy relating to our compensation and benefits. The compensation committee also administers our share option plans. Both of the members of the compensation committee have been determined to be independent as defined by the applicable NASDAQ.

Investment Committee

        Our investment committee, which is comprised of Chaim Labenski and Tom Wyler manages our investments in accordance with guidelines set by the board of directors.

        The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor pursuant to the audit committee’s proposal. The internal auditor must satisfy certain independence requirements as required by the law. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor is Doron Cohen, CPA (Isr.), CIA (USA).

        We currently do not have in place nomination or compensation committees in place, and the actions ordinarily be taken by such committees are resolved by the majority of our independent directors, in accordance with the NASDAQ Global Market Listing requirements.

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

6D. Employees

        As of March 15, 2006, we had, including our subsidiary and offices, 136 employees, out of which approximately 7 are part-time employees. The following is a list of our employees as of December 31, 2005 compared to December 31, 2004 and to December 31, 2003 divided by our divisions and location.

	December 31,
Division	2003			2004			2005
	US	Israel		US	Israel		US	Israel

Research & Development	1	53		42	44		-	44
Sales and Technical Marketing	19	16	(1)	30	19	(2)	17	27	(3)
Marketing	1	13		2	12		2	9
Operations	3	33		6	27		2	27
General and Administrative, Finance and
Human Resources	6	12		10	15		6	14
Total	30	127		90	117		27	121
	157			207			148

(1)	3 employees in Asia, 2 employees in Europe
(2)	3 employees in Asia, 1 employee in Europe
(3)	10 employees in Asia

        The decrease in the number of employees between December 31, 2004 and December 31, 2005 is mainly the result of our decision to close the digital non linear product line during September 2005. The increase in the number of employees between December 31, 2003 and December 31, 2004 is mainly the result of the additional employees who joined us in the acquisition of our Digital Non-Linear Editing product line in June 2004.

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

6E. Share Ownership

        As of March 15, 2006, our current directors and executive officers (14 persons) held an aggregate of 2,586,393 ordinary shares of our Company of which 786,393 shares issuable upon exercise of options that may be exercisable within 60 days after March 15, 2006. Our current directors and executive officers (14 persons) holds as of March 15, 2006 options to purchase an aggregate of 1,220,643 ordinary shares, of which options to purchase 786,393 shares are vested or exercisable within 60 days as of March 15, 2006.

Option Plans

        Since 1990, we have granted options to employees and directors to purchase ordinary shares at exercise prices ranging from $0.17 to $32. As of March 15, 2006, options and warrants to purchase 2,934,401 of our ordinary shares were outstanding, with exercise prices ranging from $0.17 to $32 per share. As of March 15, 2006, 1,875,122 of the options described above have vested or exercisable within 60 days as of such date. The expiration date of the aforementioned options is generally 7 years as of their date of grant. As of December 31, 2005 the number of options outstanding and reserved for issuance under our plans was 3,235,706 and 405,417, respectively. The following table shows as of March 15, 2006 the number of options outstanding and reserved for issuance under each of our share options plans.

Plan	Number of options outstanding	Number of options reserved for issuance

1994 Plan	9,095	---
1999 Plans	2,431,765	546,049
2001 Non-statutory share option plan	493,541	58,395
Total	2,934,401	604,444

        The following is a description of our share option plans currently in effect.

1999 Plans

        In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the “1999 Plans” both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purposes of the 1999 Plans are to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. As of March 15, 2006 an aggregate of 546,049 ordinary shares has been reserved for issuance under this plan, and 2,431,765 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 30 days from termination. We may make, from time to time, certain exceptions in the vesting and expiration terms of options granted to certain grantees.

Options Issued in Connection with the Acquisition of Viewgraphics

        In connection with the acquisition of Viewgraphics in December 2000, See Item 4A. “History and Development of the Company” above, we assumed all options to acquire Viewgraphics common stock outstanding prior to the acquisition and issued in an aggregate options to acquire 753,384 ordinary shares at exercise prices ranging from $0.17 to $12.03. As of March 15, 2006, 6,411 options are still outstanding.

2001 Non-statutory Share Option Plan

        In April 2001, our board of directors approved the adoption of the 2001 Non-statutory Share Option Plan, the purposes of which are to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. The options to be granted under the plan are limited to non-statutory options, thus there will be no incentive stock options. In addition, we plan to use this plan to grant options to employees only, thus excluding officers and directors from the plan. As such, we do not need shareholder approval of this plan under U.S. laws or applicable NASDAQ rules. As of March 15, 2006 an aggregate of 58,395 ordinary shares has been reserved for issuance under this plan, and 493,541were granted and are outstanding. The plan otherwise has terms similar to those contained under the 1999 U.S. Plan.

Item 7.	Major Shareholders and Related Party Transactions

7A. Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of the ordinary shares at March 15, 2006 of (i) each person or group known by us to own beneficially 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported to by such persons.

Name of Beneficial Owner	Class of Security	No. Of Shares Beneficially Held(1)		Percentage of Class

Tom Wyler(2)	Ordinary shares	2,006,250		14.76
Arthur Mayer - Sommer	Ordinary shares	1,200,000		8.96
Avraham and Moshe Namdar(3)	Ordinary shares	1,024,076	(4)	7.65
Kern Capital Management LLC(5)	Ordinary shares	1,623,300		12.12
Shareholding of all directors and officers as a
group (14 persons)	Ordinary shares	2,586,393	(6)	18.25

(1)	Number of shares and percentage ownership is based on 13,388,273 ordinary shares outstanding as of March 15, 2006. Such number excludes 531,023 shares held by the Company, which have no voting or equity rights. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 15, 2006 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.
(2)	Mr. Tom Wyler currently serves as President, Chief Executive Officer and Executive Chairman of our Board of Directors. In December 2002, our shareholders approved a grant of 200,000 options exercisable into 200,000 of our shares to Mr. Wyler, subject to certain adjustments at an exercise price of $2.38 per option and vesting over a 4-year period and in December 2004 our shareholders approved an additional grant to Mr. Wyler of 100,000 options exercisable into 100,000 of our shares at an exercise price of $6 per option and vesting over a 4-year period. 206,250 of the aforementioned options are currently vested or will vest within 60 days after March 15, 2006.
(3)	Avraham and Moshe Namdar are brothers.
(4)	Includes 761,914 shares held by Moshe Namdar, and 262,162 shares held by Avraham Namdar.
(5)	The information is based on schedule 13G filed by Kern Capital Management LLC on February 14, 2006.
(6)	Includes 1,800,000 ordinary shares and 786,393 shares issuable upon exercise of options that may be exercisable within 60 days after March 15, 2006.

Significant changes in the ownership of our shares.

        The following table specifies significant changes in the ownership of our shares by Festin Management Corp. This information is based on the forms 13D filed by Festin Management Corp beginning on January 1, 2003 (whose holdings were transferred to Tom Wyler and Arthur Mayer-Sommer on September 10, 2004), regarding ownership of our shares:

Beneficial Owner -	Date	No. Of Shares Beneficially Held

Festin Management Corp	November 25, 2003	3,000,000
Tom Wyler	June 9, 2005	1,800,000
Arthur Mayer-Sommer	June 9, 2005	1,200,000

        The following table specifies significant changes in the ownership of our shares by Avraham and Moshe Namdar. This information is based on the forms 13D filed by Avraham and Moshe Namdar beginning on January 1, 2003, regarding ownership of our shares:

Beneficial Owner - Avraham and Moshe Namdar	Date	No. Of Shares Beneficially Held

	February 27, 2003	2,159,300
	October 10, 2003	1,668,436
	December 10, 2003	1,401,136
	January 6, 2004	1,151,136
	February 11, 2004	1,024,076

        The following table specifies significant changes in the ownership of our shares by Bricoleur Capital Management LLC. This information is based on the forms 13G filed by Bricoleur Capital Management LLC beginning on February 11, 2005, regarding ownership of our shares:

Beneficial Owner - Bricoleur Capital Management LLC	Date	No. Of Shares Beneficially Held

	February 11, 2005	705,641
	February 10, 2006	55,0219

        The following table specifies significant changes in the ownership of our shares by Kern Capital Management LLC. This information is based on the forms 13G filed by Kern Capital Management LLC beginning on October 11, 2005, regarding ownership of our shares:

Beneficial Owner - Kern Capital Management LLC	Date	No. Of Shares Beneficially Held

	October 11, 2005	1,327,800
	February 14, 2006	1,623,300

        All of our shares have the same voting rights.

        On March 15, 2006, there were approximately 71 shareholders of record of our ordinary shares. As of such date, 61 record holders in the United States hold approximately 97.6% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

7B. Related Party Transactions

        On May 6, 2004 we announced that our former president and chief financial officer, Mr. Zvi Halperin, is resigning and will be replaced by Mr. Danny Lustiger, our current Chief Financial Officer. We have entered into a termination agreement with Mr. Halperin in which he will resign from his positions as president and chief financial officer as of May 17, 2004. Mr. Halperin will transfer his duties to Mr. Danny Lustiger The vesting period for certain of the options to acquire shares which we have granted to Mr. Halperin will be accelerated and fully vested as of the date on which he ceases to be employed.

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

        For a description of the insurance, indemnification and exemption granted to our directors and officers, see Item 6B – “Compensation” above.

        For a description of the grant of options to our directors and officers, see Item 6E. “Share Ownership” above. In addition, each member of our board of directors is paid an annual fee of $18,000 for his/her service as a director.

        See also the discussion regarding our relationships with Mobixell and V.Box under Item 4A. “History and Development of the Company” above.

        We lend from time to time unsubstantial amounts to our employees, who are not officers, which are not deemed benefits by Israeli tax authorities.

7C. Interests of Experts and Counsel

        Not applicable.

Item 8.	Financial Information

8A. Consolidated Statements and Other Financial Information

        The following financial statements of the Company and the auditors’ report appearing on pages F-1 through F-42 of this Annual Report for fiscal 2005 are incorporated herein by reference:

—	Independent auditors’ report.
—	Balance Sheets as of December 31, 2005 and 2004.
—	Statements of Income for the years ended December 31, 2005, 2004 and 2003.
—	Statements of Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003.
—	Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.
—	Notes to financial statements.

Legal proceedings

        In September 2005, we were served with a lawsuit filed by Vsoft Ltd., or Vsoft, a company that undergoes liquidation proceedings arguing that during 2002 we held negotiations with Vsoft not in good faith regarding a potential purchase of Vsoft’s share capital, which led to Vsoft’s entering into bankruptcy proceedings. Vsoft demanded damages in the amount of $2,129,000 as well as the payment of reimbursement of expenses, legal fees and applicable VAT. On January 1, 2006, we filed a motion to dismiss the lawsuit under the argument that Vsoft’s receiver did not approve the lawsuit as determined by the liquidation court. To date, no decision has been granted. We believe, based on the facts known to us as of the date hereof, that the claim for damages is without merits.

        There are several legal proceedings initiated against us in the ordinary course of business, and we do not believe that the outcome of these proceedings, if adverse to us, individually or in the aggregate, will have a significant effect on our financial position or profitability.

Dividend Policy

        We have not declared or paid any cash dividends on our ordinary shares in the past. We do not expect to pay cash dividends on our ordinary shares in the foreseeable future and intend to retain our future earnings, if any, to finance the development of our business.

        A dividend policy, if adopted, will be determined by our board of directors and will depend, among other factors, upon our earnings, financial condition, capital requirements, the impact of the distribution of dividends on our financial condition and tax liabilities, and such other conditions as our board of directors may deem relevant. Under Israeli law, an Israeli company may pay dividends only out of its retained earnings as determined for statutory purposes. Under our articles of association the distribution of dividends will be made by a resolution of the Company’s board of directors. See “Description of Share Capital” and “Israeli Taxation and Investment Programs”.

        Cash dividends paid by an Israeli company are normally subject to a withholding tax, except for dividends paid to an Israeli company in which case no tax is withheld unless the dividend is in respect of earnings from an Approved Enterprise. In addition, because we have received certain benefits under Israeli laws relating to Approved Enterprises, the payment of dividends by us may be subject to certain Israeli taxes to which we would not otherwise be subject. The tax-exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation. If we decide to distribute a cash dividend out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to corporate tax at a rate between 10% and 25%. See “Israeli Taxation and Investment Programs”.

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

Item 8B.	Significant Changes

        Except for as stated in this annual report, there are no significant financial changes as of December 31, 2005.

Item 9.	The Offer and Listing

9A. Offer and Listing Details

        Our ordinary shares are traded on the NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. The following table sets forth, for the periods indicated, the high and low close sale prices per share of our ordinary shares as reported by the NASDAQ Global Market.

	High	Low

2001	$9.25	$2.11
2002	$3.288	$1.4
2003	$8.83	$1.77
2004	$8.32	$3.8
2005	$6.69	$4.49

2004
First Quarter	$8.32	$6.01
Second Quarter	$7.25	$4.87
Third Quarter	$5.6	$3.8
Fourth Quarter	$6.4	$4.29
2005
First Quarter	$6.69	$5.16
Second Quarter	$5.53	$4.7
Third Quarter	$5.3	$4.56
Fourth Quarter	$5.23	$4.49

Most Recent Six Months
September 2005	$5.21	$4.86
October 2005	$5.03	$4.67
November 2005	$4.92	$4.49
December 2005	$5.23	$4.8
January 2006	$5.01	$4.51
February 2005	$4.35	$3.59
March (until March 15, 2006)	$3.55	$3.39

        On March 15, 2006, the reported closing sale price of our ordinary shares on the NASDAQ Global Market was $3.39 per share.

Item 10.	Additional Information

10A. Share Capital

        Not applicable.

10B. Memorandum and Articles of Association

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

The Powers of the Directors

        The power of our directors to vote on a proposal, arrangement or contract in which the director is interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote on compensation to themselves or any members of their body is limited in that such decision requires the approval of the audit committee, the board of directors and the shareholders at a general meeting, see “Approval of Certain Transaction” below.

        The powers of our directors to borrow are not limited, except in the same manner as any other transaction by the company.

Rights Attached to Shares

        Our registered share capital is NIS 2,500,004 divided into a single class of 19,230,800 ordinary shares, par value NIS 0.13 per share, of which 13,388,273 ordinary shares were outstanding as of March 15, 2006. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

Dividend rights

        Holders of Ordinary Shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires the approval of our board of directors. Please see Item 10E. “Taxation”.

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

        Under our articles of association our directors are elected by an ordinary majority of the shareholders at each duly convened annual meeting, and they serve until the next annual meeting, provided that external directors shall be elected in accordance with the Israeli Companies Law. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office. A resigning director may be reelected.

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

Changing Rights Attached to Shares

        According to our articles of association, our share capital may be divided into different classes of shares or alter the rights of such shares by an ordinary majority resolution passed by the general meetings of the holders of each class of shares separately, or after obtaining the written consent of the holders of all of the classes of shares. As of the date hereof, we only have one class of shares.

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

        Our memorandum and articles of association do not restrict in any way the ownership of our shares by nonresidents of Israel, and neither the memorandum and articles of association nor Israeli law restricts the voting rights of nonresidents of Israel, except that under Israeli law, any transfer or issue of shares of a company to a resident of an enemy state of Israel is prohibited and shall have no effect, unless authorized by the Israeli Minister of Finance.

Limitations on Change in Control and Disclosure Duties

        Our memorandum and articles of association do not restrict the change of control nor do they impose any disclosure duties beyond the requirements set out in Israeli law. Please see Item 3D–under the heading “Risks Relating to Operations in Israel – Anti-takeover Provisions”.

Changes in Our Capital

        Changes in our capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of shareholders participating and voting in the general meeting.

Fiduciary Duty and Duty of Care of Directors and Officers

        The Companies Law codifies the duties directors and officers owe to a company. An “Officer” includes a company’s general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other managers directly subordinate to the general manager. The directors’ and officers’ principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company’s benefit which include:

—	the avoidance of any conflict of interest between the director's or officer's position with the company and any other position he fulfills or with his personal affairs;
—	the avoidance of any act in competition with the company's business;
—	the avoidance of exploiting of any of the company's business opportunities in order to gain a personal advantage for himself or for others; and
—	the disclosure to the company of any information and documentation relating to the company’s affairs obtained by the director or officer due to his position with the company.

        The Companies Law requires that directors, officers or a controlling shareholder of a public company disclose to the company any personal interest that he or she may have, including all related material facts or documents in connection with any existing or proposed transaction by the company. The disclosure must be made without delay and no later than the first board of directors meeting at which the transaction is first discussed.

Approval of Certain Transactions

        Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of directors’ and officers’ insurance, or grant of indemnification (whether prospective retroactive) and engagement terms of such director in other positions require the approval of the audit committee, the board of directors and the shareholders of the company. In addition, transactions between a public company and its director or officer, or a transaction between such company and other person in which such director or officer has a personal interest must be approved by such company’s board of directors, and if such transaction is considered an extraordinary transaction (as defined below) it must receive the approval of such company’s audit committee as well.

        The Companies Law also requires that any extraordinary transaction between a public company and its controlling shareholder or an extraordinary transaction between such company and other person in which such company’s controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company by a an ordinary majority, provided that (i) such majority vote at the shareholders meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the transaction, participating at the voting (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed one percent (1%) of the total voting rights in the company. An “extraordinary transaction” is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company’s profitability, assets or liability.

        The Companies Law further provides that the engagement terms of a controlling shareholder with the company, either as an officer or an employee, must also be approved by such company’s audit committee, board of directors and general meeting by the special majority described above.

        The Companies Law prohibits any director who has a personal interest in a matter to participate in the discussion and voting pertaining to such matter in the company’s board of directors or audit committee except for in circumstances when the majority of the board of directors’ have a personal interest in the matter and then such matter must also be approved by the company’s shareholders.

10C. Material Contracts

Agreement with Acoustic Technology LLC

        During September 2005, we executed an agreement with Acoustic Technology LLC for the sale of certain intellectual property rights for $1 million in cash. According to the agreement we will still maintain a worldwide right and license to develop and sell products covered by such intellectual property rights.

Agreement with Artel Software Corp.

        In June 2004 we acquired certain assets and assumed liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100, see Item 4A. “History and Development of the Company” under the heading “Capital Expenditures for the Last Three Years”. During the third quarter of 2005 we entered into an agreement with Artel Software Corp. (commonly known as Boris FX), or Boris FX, for the sale of our Digital Non-Linear Editing product line activity including all service, warranty and maintenance obligations for $20,000. Under the terms of the agreement Boris FX and us will share revenues derived from any future sales of these products and services up to $2 million and we will supply Boris FX, at Boris FX’ request, with manufacturing services for the Media 100 HD boards for a period of 24 months beginning on September 28, 2005.

10D. Exchange Controls

        There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except or otherwise as set forth under Item 10E. “Taxation.”

        Under Israeli law (and our memorandum and articles of association), persons who are neither residents nor nationals of Israel may freely hold, vote and transfer ordinary shares in the same manner as Israeli residents or nationals.

10E. Taxation

        The following is a discussion of Israeli and United States tax consequences material to us and our Israeli and U.S. shareholders. To the extent the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any non-U.S., state or local taxes.

Israeli taxation

Tax reform

        On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of controlled foreign corporation, or CFC, was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if, among other things, the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains).

General Corporate Tax Structure in Israel

        Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decreased in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

        Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        (a) Tax benefits for income from Approved Enterprises approved before April 1, 2005

        A company owning an Approved Enterprise may elect to forego entitlement to grants otherwise available as a result of an Approved Enterprise in return for an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period. The law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years. A foreign investors’ company, as defined in the Investment Law, may enjoy benefits for an extended period of up to ten years, if it complies with certain export criteria stipulated in the Investment Law.

        The period of tax benefits detailed above is ordinarily seven years commencing with the year in which the specific approved enterprise first generates taxable income for the applicable approved enterprise, and is limited to (i) seven or ten consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income from the applicable Approved Enterprise (ii) 12 years from commencement of production and (iii) 14 years from the date of approval of the Approved Enterprise status. Please note that the years limitation does not apply to the exemption period. The Investment Center bases its decision whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Therefore, we cannot assure you that any applications we may make in the future will be approved. The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises.” In the event of failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and linkage difference.

        Our production facilities have been granted “Approved Enterprise” status under the Law for Encouragement of Capital Investments, 1959 and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We have elected to participate in the Alternative Benefits Program with respect to our “Approved Enterprises.” The income derived from our facilities that were granted “Approved Enterprise” status is exempt from income tax in Israel for two years commencing in the year in which the specific “Approved Enterprises” first generates taxable income. Following such two-year period, the “Approved Enterprises” are subject to corporate tax at a reduced rate of 15-25% for an additional period of five to eight years depending on the percentage of the company’s ordinary shares held by foreign shareholders. Please see Note (12) to our consolidated financial statements.

        Should we derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates.

        Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend we may distribute, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency is not obliged to attribute part of the dividend to exempt profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

        In the event a company is operating under more than one approval or its capital investments are only partly approved, its effective tax rate is a weighted combination of the various applicable tax rates.

        Foreign investor’s Company (“FIC”)

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

—	Exemption from tax on its undistributed income up to ten years.

—	An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares. Those tax rates and the related levels of foreign investment are as set forth in the following table:

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25%	5 years	2 years	0-25%
25%	8 years	2 years	25-48.99%
20%	8 years	2 years	49-73.99%
15%	8 years	2 years	74-89.99%
10%	8 years	2 years	90-100%

—	The twelve years limitation period for reduced tax rate of 15% on dividend from the approved enterprise will not apply.

        (b) Tax benefits under an Amendment that became effective on April 1, 2005

        A recent amendment to the Law, which has been officially published effective as of April 1, 2005, or the Amendment, has changed certain provisions of the Law. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). The amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production for a period of 3 years from the date of approval. As a result of the Amendment, only Privileged Enterprises receiving cash grants require the approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Benefits provisions. The Investment Center will be entitled to approve such programs only until 30.12.2007. Therefore the Company does not need to apply to the Investment Center for this purpose. The Company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. The Company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the Company must, among others, make an investment in the Benefited Enterprise exceeding a minimum amount and percentage specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the Company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the Company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the Company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a minimum amount and percentage of the Company’s production assets, at year end, before the expansion.

        According to the provisions of the Amendment, the Company is entitled to tax exemption for two years and reduced tax rate of 10%-25% (based on percentage of foreign ownership) for the remainder of the benefits period.

        The duration of tax benefits is subject to a limitation of the earlier of 7 years from the Commencement Year, or 12 years from the first day of the Year of Election.

The Tax Benefits for Research and Development

        Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking the deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

Special Provisions Relating to Taxation under Inflationary Conditions

        Our Israeli subsidiary is taxed under the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Its features, which are material to us, are summarized as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income orInflation supplement. Note, the inflation supplement will only be added to the corporate income but not to other incomes such as capital gains.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

        The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3.0%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

        In specified circumstances, gains on traded securities, which might otherwise be eligible for reduced rates of tax, will be subject to regular companies tax rate.

Tax on Sales of Our Ordinary Shares

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Generally, capital gains tax is imposed on Israeli residents at a rate of 20% (15% if the sale occured before December 31, 2005 and 25% if the shareholder is considered a “significant shareholder” which includes, inter alia, a holder of an interest of more than 10% or a person who held an interest of more than 10% during the 12-month preceding the date of sale) on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate does not apply to: (i)  the sale of shares by dealers in securities; (ii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that will be taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iii) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). The tax basis of public shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents (as defined in the Israeli Income Tax Ordinance) are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of non-public ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

        We currently qualify as an “Industrial Company” pursuant to the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Law”). A company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from certain specified sources), is derived from Industrial Enterprises owned by that company. An “Industrial Enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity. Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

—	Deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

—	Accelerated depreciation rates on equipment and buildings; and

—	Deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

        Eligibility for benefits under the Industry Law is not contingent upon the approval of any Government agency. No assurance can be given that we will continue to qualify as an Industrial Company, or will be able to avail us of any benefits under the Industry Law in the future.

Taxation of Non-Resident Holders of Shares

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

Foreign Exchange Regulations

        We are permitted to pay in Israeli and non-Israeli currency:

—	dividends to holders of our ordinary shares; and
—	Any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up.

        If we make any payments in Israeli currency, the payments may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

United States Federal Income Tax Consequences

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

Taxation of Dividends

        The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See “ – Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to U.S. corporations under Section 243 of the Code.

        Recently enacted amendments to the Code, as amended, provide that certain dividend income received by individual U.S. Holders, may be eligible for a reduced rate of taxation. Such dividend income will be taxed at the applicable long-term capital gains rate (currently, a maximum rate of 15%) if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for at least 61 days during the 121-day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A “qualified foreign corporation” is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market. Dividend income will not qualify for the reduced rate of taxation if the corporation is a passive foreign investment company, or PFIC (see below), for the year in which the dividend is distributed or for the previous year.

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

Dispositions of Ordinary Shares

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

Passive Foreign Investment Companies

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

Backup Withholding and Information Reporting

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

10F. Dividend and Paying Agents

        Not applicable.

10G. Statement by Experts

        Not applicable.

10H. Documents on Display

        Reports and other information of Optibase filed electronically with the U.S. Securities and Exchange Commission may be found at www.sec.gov. They can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.

10I. Subsidiary Information

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

Investments Risks

        In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2005, our available net cash was $44.9 million. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. For information concerning our investment policy, see Item 5C. “Liquidity and Capital Resources” above. The investment guidelines are to be reviewed periodically by our board of directors with the President and Chief Financial Officer

        As of December 31, 2005, approximately 66% of our available cash is invested in structured notes acquired from several banks. Under the terms of the Notes, for each day in which the relevant 6-month LIBOR rate is below an agreed fixed rate, which ranges from 3% to 7% (calculated on an annual basis), the Notes bear interest at a rate of 10% to 10.5% per annum. On all other days, the Notes do not bear any interest. Changes in the rate of the LIBOR may significantly affect the market value of our investments. Our available cash (including the Notes) is generally classified as available for sale and, consequently, are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). Changes in the current economic situation, interest rates and other factors may adversely affect the value of our available cash. As a result, we may recognize in earnings the decline in fair value of our investments when the decline is judged to be other- than- temporary.

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

        The table set forth shows the construction of our available cash investments classified as available for sale:

	December 31,
	2004				2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Available-for-sale:
Government and
corporate debt	$15,163	$1,233	$(22)	$16,374	$14,657	$594	$(731)	$14,520
Government and
corporate structured
notes (*)	30,381	20	(80)	30,321	31,492	-	(1,768)	29,724
Total securities	$45,544	$1,253	$(102)	$46,695	$46,149	$594	$(2,499)	$44,244

(1)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

Item 12.	Description of Securities Other than Equity Securities

        Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.	Controls and Procedures

Disclosure controls and procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Nevertheless, based on the evaluation by our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this annual report are effective at such reasonable assurance level.

Internal controls

        There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

        The Board of Directors has determined that Gil Weiser and Chaim Labenski are “audit committee financial experts” as defined in Item 16A. of Form 20-F.

Item 16B.	Code of Business Conduct and Ethics

        We have adopted a Code of Business Conduct and Ethics for our employees, including our chief executive officer and senior financial officers. The Code of Business Conduct and Ethics was attached as Exhibit 11 to the Company’s annual report filed on Form 20-F on May 17, 2004.

Item 16C.	Principal Accountant Fees and Services

        Kost, Forer Gabbay & Kasierer, a member of Ernst & Young global Ltd., or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer to Optibase in 2005 and 2004.

	2005 USD in thousands	2004 USD in thousands

Audit Fees (1)	80	68
Audit-related Fees (2)	--	--
Tax Fees (3)	5	--
All Other Fees (4)	--	4
TOTAL	85	72

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.
(4)	All Other Fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

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

        During 2005, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemption From the Listing Standards for Audit Committee

        Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer And Affiliate Purchasers

        Not applicable.

Item 17.	Financial Statements

        Not Applicable.

Part III

Item 18.	Financial Statements

        Our, and our subsidiary’s Consolidated Financial Statements beginning on pages F-1 through F-39, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F39

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company's Form 6K Dated February 15, 2002).
1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company's Form 6K dated February 15, 2002).
4.(a).1	Agreement between Optibase, Inc. and Acoustic Technology LLC dated June 16, 2005.
4.(a).2	Agreement between Optibase, Inc. and Artel Software Corp. dated September 28, 2005.
4.(c).1	Form of Letter of Indemnity between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 4.8 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).2	Form of Letter of Indemnity between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).3	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).4	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).5	102 Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).6	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).7	2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to the amendment, Exhibit 99.7 filed with the Form 6-K filed on February 15, 2002).

Exhibit Number	Description of Document

4.(c).8	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
8.1	List of the subsidiaries of the Company (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
10.1	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.
11	Code of Business Conduct and Ethics. (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
12.(a).1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.(a).2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.(a).1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.(a).2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

OPTIBASE LTD.

        We have audited the accompanying consolidated balance sheets of Optibase Ltd. (“the Company”) and its subsidiary as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements and are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 31, 2006	A Member of Ernst & Young Global

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,785	$1,919
Cash held in favor of other consortium partners (Note 11c)	598	141
Marketable securities (Note 3)	46,695	17,502
Trade receivables (net of allowance for doubtful accounts of $ 662 and $ 518
as of December 31, 2004 and 2005, respectively) (Note 15b)	3,227	2,606
Other accounts receivable and prepaid expenses (Note 4)	1,567	1,359
Inventories (Note 5)	4,884	4,101

Total current assets	62,756	27,628

LONG-TERM INVESTMENTS:
Long-term lease deposits (Note 11a)	282	301
Marketable Securities (Note 3)	-	26,742
Severance pay fund	1,393	1,470
Investments in companies (Note 6)	700	700

Total long-term investments	2,375	29,213

PROPERTY AND EQUIPMENT, NET (Note 7)	1,393	1,505

OTHER LONG-LIVED ASSETS, NET (Note 8)	60	-

Total assets	$66,584	$58,346

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2004	2005

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit line (Note 10)	$503	$1,222
Trade payables	2,685	2,413
Deferred revenues	1,770	731
Other accounts payable and accrued expenses (Note 9)	8,630	6,922

Total current liabilities	13,588	11,288

ACCRUED SEVERANCE PAY	2,169	2,222

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 14):
Share capital:
Ordinary Shares of NIS 0.13 par value -
Authorized: 19,230,800 shares as of December 31, 2004 and 2005; Issued:
13,675,625 and 13,822,638 shares as of December 31, 2004 and 2005, respectively; Outstanding: 13,144,605 and 13,291,618 shares as of December
31, 2004 and 2005, respectively	528	533
Additional paid-in capital	117,470	117,975
Treasury shares (531,020 shares as of December 31, 2004 and 2005)	(2,278)	(2,278)
Accumulated other comprehensive income (loss)	1,151	(1,905)
Accumulated deficit	(66,044)	(69,489)

Total shareholders' equity	50,827	44,836

Total liabilities and shareholders' equity	$66,584	$58,346

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2003	2004	2005

Revenues (Notes 15 and 16b)	$19,377	$20,848	$22,388
Cost of revenues (Note 16d)	8,508	9,360	10,100

Gross profit	10,869	11,488	12,288

Operating expenses:
Research and development, net (Note 17a)	4,839	6,264	4,639
Selling and marketing	7,928	9,606	9,981
General and administrative	1,973	3,088	2,763
Write-off of in-process research and development
(Note 1b)	-	800	-
Impairment of long-lived assets (Note 1c)	-	1,471	-
Impairment of goodwill (Note 1c)	-	540	-
Restructuring charges (Note 1d)	-	-	209

Total operating expenses	14,740	21,769	17,592

Operating loss	(3,871)	(10,281)	(5,304)
Other income (expenses), net (Notes 12)	(2,275)	933	276
Financial income, net (Note 17c)	7,979	5,668	1,583

Net income (loss)	$1,833	$(3,680)	$(3,445)

Basic earnings per share	$0.15	$(0.28)	$(0.26)

Diluted earnings per share	$0.14	$(0.28)	$(0.26)

Weighted average number of shares used in computing basic net
earnings (loss) per share (in thousands)	12,510	13,069	13,188

Weighted average number of shares used in computing diluted net
earnings (loss) per share (in thousands)	13,062	13,069	13,188

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2003	$505	$115,507	$(2,278)	$(509)	$467	$(64,197)		$49,495
Exercise of warrants and employees stock options	19	2,048	-	-	-	-		2,067
Cancellation of deferred stock compensation	-	(263)	-	263	-	-		-
Amortization of deferred stock compensation	-	-	-	246	-	-		246
Reversal of stock compensation due to forfeiture
of stock options	-	(306)	-	-	-	-		(306)
Other comprehensive income:
Unrealized gain on available-for-sale
marketable securities, net	-	-	-	-	1,143	-	$1,143	1,143
Net income	-	-	-	-	-	1,833	1,833	1,833

Total comprehensive income							$2,976

Balance as of December 31, 2003	524	116,986	(2,278)	-	1,610	(62,364)		54,478
Exercise of employees stock options	4	407	-	-	-	-		411
Compensation related to warrants granted to
consultant	-	77	-	-	-	-		77
Other comprehensive loss:
Unrealized loss on available-for-sale
marketable securities, net	-	-	-	-	(459)	-	$(459)	(459)
Net loss	-	-	-	-	-	(3,680)	(3,680)	(3,680)

Total comprehensive loss							$(4,139)

Balance as of December 31, 2004	528	117,470	(2,278)	-	1,151	(66,044)		50,827
Exercise of employees stock options	5	432	-	-	-	-		437
Compensation related to warrants granted to
consultant	-	73	-	-	-	-		73
Other comprehensive loss:
Unrealized loss on available-for-sale marketable
securities, net	-	-	-	-	(3,056)	-	$(3,056)	(3,056)
Net loss	-	-	-	-	-	(3,445)	(3,445)	(3,445)

Total comprehensive loss							$(6,501)

Balance as of December 31, 2005	$533	$117,975	$(2,278)	$-	$(1,905)	$(69,489)		$44,836

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005

Cash flows from operating activities:
Net income (loss)	$1,833	$(3,680)	$(3,445)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,356	1,105	1,109
Write-off of in-process research and development	-	800	-
Impairment of long-lived assets	-	1,471	-
Impairment of goodwill	-	540
Impairment of long-term investment	2,271	574	622
Accrued interest and amortization of premium and discount on
available-for-sale marketable securities	(806)	299	1,001
Realized gain on sale of available-for-sale marketable securities	(4,536)	(1,003)	(36)
Impairment of available-for-sale marketable securities	-	-	430
Loss on sale of certain assets and liabilities of Media 100	-	-	60
Loss (gain) on sale of property and equipment	4	(125)	-
Gain on sale of Patent Rights and other, net	-	-	(975)
Accrued severance pay, net	129	58	(24)
Amortization of deferred stock compensation	(60)	-	-
Compensation related to warrants granted to consultants	-	77	73
Decrease (increase) in trade receivables, net	(154)	(141)	621
Decrease (increase) in other accounts receivable and prepaid
expenses	(200)	210	208
Decrease (increase) in inventories	290	(1,206)	199
Increase (decrease) in trade payables	(594)	1,215	(272)
Increase (decrease) in deferred revenues	(144)	875	(954)
Increase (decrease) in accrued expenses and other accounts
payable	515	1,422	(1,182)

Net cash provided by (used in) operating activities	(96)	2,491	(2,565)

Cash flows from investing activities:
Proceeds from sale of property and equipment	12	125	-
Proceeds from sale of patent rights, net	-	-	975
Purchase of property and equipment	(210)	(501)	(833)
Investments in available-for-sale marketable securities	(53,639)	(38,752)	(17,000)
Proceeds from sale of available-for-sale marketable securities	51,186	10,653	-
Proceeds from redemption of available-for-sale marketable
securities	-	30,152	15,000
Redemption of (investment in) long-term lease deposits	(16)	(27)	(19)
Investment in companies	(898)	(650)	(600)
Proceed from sale of certain assets and liabilities of
Media 100 Inc. (d)			20
Acquisition of certain assets and liabilities of Media 100 Inc. (c)	-	(2,885)	-

Net cash used in investing activities	(3,565)	(1,885)	(2,457)

Cash flows from financing activities:
Short-term bank credit	2,151	(1,648)	719
Proceeds from exercise of stock options	2,067	411	437
Payments of long-term capital lease obligations	(129)	(14)	-

Net cash provided by (used in) financing activities	4,089	(1,251)	1,156

Increase (decrease) in cash and cash equivalents	428	(645)	(3,866)
Cash and cash equivalents at the beginning of the year	6,002	6,430	5,785

Cash and cash equivalents at the end of the year	$6,430	$5,785	$1,919

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2003	2004	2005

Supplemental disclosure of cash flow activities:

(a)	Non-cash transactions:

	Reclassification of inventories into property and equipment	$295	$366	$418

(b)	Cash paid during the year for:

	Interest	$35	$34	$205

	Taxes	$191	$-	$-

(c)	Payment for the acquisition of certain assets and liabilities
	assumed of Media 100 Inc., net (Note 1b):

	Fair values of assets acquired and liabilities assumed at
	the date of acquisition are as follows:

	Working capital deficiency (excluding cash and cash
	equivalents in the amount of $ 16)		$(91)
	Property and equipment		170
	In-process research and development		800
	Goodwill		540
	Customer relationship		658
	Technology		808

			$2,885

(d)	Proceed from sale of certain assets and liabilities of Media
	100 Inc., net (Note 1d)

	Working capital (excluding cash and cash equivalents in
	the amount of $ 20)			$(70)
	Property and equipment			90

				$20

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

a.	Optibase Ltd. (“the Company”) was incorporated and commenced operations in 1990.

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

The majority of the Company and its subsidiary sales are made in North America, Europe and the Far East (see Note 15a).

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

The acquisition was accounted for in accordance with Statement of Financial Accounting Standard No. 141 “Business Combination (“SFAS No. 141”), using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair value at the date of acquisition. The fair value was established based on discounted cash flows. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

Based upon an independent valuation of the assets acquired, the Company has allocated the total cost of the acquisition, as follows:

Cash and cash equivalents	$16
Trade receivables	282
Inventory	401
Property and equipment	170
Intangible assets:
In-process research and development *)	800
Technology (four-year useful life)	808
Customer relationship (three-year useful life)	658
Goodwill	540

Total assets acquired	3,675

Liabilities assumed:
Accounts payable and other accrued expenses	(44)
Deferred revenues	(730)

Total liabilities assumed	(774)

Net assets acquired	$2,901

*)	Write-off of in process research and development, for which technological feasibility has not yet been established and no alternative future use exists.

The accompanying consolidated financial statements include the acquired assets and liabilities assumed of Media 100 as of December 31, 2004 and its result of operations for the seven months ended December 31, 2004 but exclude the results of Media 100 for all other periods presented. The following unaudited pro forma consolidated results of operations for the years ended December 31, 2003 and 2004 were prepared assuming the acquisition of Media 100 assets and liabilities assumed occurred on January 1, 2003. The pro forma results of operations are not necessarily indicative of the consolidated results that actually would have occurred had the acquisition been consummated at January 1, 2003, nor do they purport to represent the results of operations for future periods.

	Year ended December 31,
	2003		2004
	As Reported	Pro Forma	As Reported	Pro Forma
	Unaudited (In thousands except per share data)

Total revenues	$19,377	$35,901	$20,848	$23,783

Net income (loss)	$1,833	$(4,447)	$(3,680)	$(6,967)

Earnings (loss) per common share
Basic	$0.15	$(0.36)	$(0.28)	$(0.53)

Diluted	$0.14	$(0.36)	$(0.28)	$(0.53)

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

c.	Impairment of long-lived assets and goodwill in 2004 (see also Note 2h and 2i):

During the fourth quarter of 2004, the Company decided to restructure the operations of its digital non-linear editing product line. Consequently, the Company performed a recoverability test on its long-lived assets associated with its digital non-linear editing product line. As a result, the Company recorded a non-cash charge of $ 1,471 in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”(“SFAS 144”), with respect with its digital non-liner editing product lines. This impairment charge is included in the consolidated statements of operations. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results.

The composition of the impairment as follows:

Technology (*)	$690
Customer relationship (*)	529
Property and equipment (*)	252

$1,471

(*)	Related to the purchase of certain assets and liabilities of Media 100, at June 1, 2004.

As part of the goodwill annual impairment test and in connection with the evaluation, the Company has recognized a goodwill impairment loss in the amount of $ 540 in accordance with Accounting Standard No. 142 “Goodwill and Other Intangible Assets”(“SFAS 142”). The fair value of the reporting unit, the digital non-linear editing product line, was estimated using the present value of expected future cash flows. The goodwill impairment charge of $ 540 is included in the consolidated statements of operations.

d.	Restructuring:

In connection with the restructuring made during the forth quarter of 2004, the Company recorded a restructuring charge of approximately $ 84, during the first quarter of 2005, related to employee termination expenses.

In September 2005, the Company entered into an agreement with Artel software Corp. (“Boris FX”), a developer of integrated effects technology for video and film production, for the sale of its digital non-linear product line operations, including all services, warranty and maintenance obligation, in consideration of $ 20, net. Under the terms of the agreement Boris FX is obligated to pay royalties from future sales of products and services up to $2 million, the Company agreed to make its manufacturing facilities available to Boris FX for a period of two years. In addition, Boris FX has purchased Media 100 HD boards from the Company in the amount of $ 365. As a result, the Company decided that the digital non-linear product line is not a discontinued operation, in accordance with FAS 144 and EITF 03-13 “Applying the condition in paragraph 42 of FAS 144 in determining whether to report discontinued operations”.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

In respect with the sale, the Company recorded losses in the amount of $ 60 which is included in the statement of operation under other expenses. In connection with the sale, the Company recorded additional restructuring charges of approximately $ 125, in September 2005, related to future rent obligations for the facilities, net of expected sublease income, in accordance with Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). On November 1, 2005, as part of the agreements signed with Boris FX (See also Note 12), the Company entered into a sublease agreement with Boris FX, according to which the Company will receive future sublease payments in the amount of $ 453 through December 31, 2007. The Company’s future lease payment under the lease agreement amounted to $ 550 through December 31, 2007. The Company has recorded the sublease payment as a reduction of the restructuring accrual.

The following table details the components of the restructuring charges and the remaining reserve balances as of December 31, 2005.

	Original accrual	Utilized		Balance at December 31, 2005
		Cash	Non-cash

Facility lease termination	$125	$2	$-	$100
Termination benefits	84	84	-	-

	$209	$109	$-	$100

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

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

A majority of the revenues of the Company and its subsidiary is generated in United States dollars (“dollars”). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and each of its subsidiary operate. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

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

As of December 31, 2004 and 2005, all marketable securities covered by SFAS 115 were classified as available-for-sale. Available-for-sale marketable securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, “Accumulated other comprehensive income (loss)". Realized gains and losses on sales of investments, as determined on a specific identification basis, and interest income, including amortization of the premium and discount on debt securities, are included in the consolidated statement of operations, as financial income or expense as appropriate (see Note 17c).

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the decline in value for securities is other than temporary. The Company’s policy in evaluating the fair value of its investments in marketable securities is based on the following factors: (i) whether there is a significant decline in value of the securities suspected to be other than temporary, (ii) the ability to hold the security until recovery and (iii) the intention to hold the security until recovery. As of December 31, 2004 and 2005, the Company’s available-for-sale securities declines in the amount of $ 0 and $ 430 were included in the statement of operations as financial expenses, respectively.

Structured notes were accounted for in accordance with the provisions of FASB Emerging Issues Task Force (EITF) Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under the notes terms, for each day in which the six-months LIBOR rate is below an agreed fixed rate, which ranges from 3% to 10%, the notes bear interest at the rate of 10% to 10.5% per annum. On all other days, the deposits do not bear any interest. As of December 31, 2005, investments in structured notes securities are less than their market value (see Note 3).

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In 2003, 2004 and 2005 the Company and its subsidiary recorded write-off charges in a total amount of $ 460, $ 336 and $ 0, respectively, related to obsolete inventory and slow-moving items, which are included in the statement of operations under cost of revenues.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows:

Raw materials and components – by the “average cost” method.

Work in progress and finished goods –cost of manufacturing with the addition of allocable indirect manufacturing costs.

g.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	The shorter of the useful life on term of the lease

h.	Goodwill and intangible assets:

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. As for impairment charges recorded in 2004, see Note 1c1.

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

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Other long-lived assets, net:

The Company and its subsidiary’ long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared to the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values (see Note 1c.1). Fair value was established based on discounted cash flows. As for impairment charges recorded in 2004, see Note 1c1. As of December 31, 2005, no impairment losses have been identified.

j.	Investment in companies:

Investment in companies represents investments in: (i) Preferred Shares of a privately held company which is recorded at the lower of cost or estimated fair value, since the Company holds an equity stake of less than 20%, does not have the ability to exercise significant influence over operating and financial policies of the investee (ii) a privately held company by a way of convertible notes.

The Company’s investment in company (i) is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, (“APB 18). (ii) is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with SAB 59. As for impairment charges recorded in 2003, 2004 and 2005 see Notes 6a and 6b.

k.	Revenue recognition:

The Company and its subsidiary generate revenues mainly from the sale of hardware products (“products”) and to a lesser extent from sales of software products. The Company and its subsidiary sell their products worldwide directly and through system integrators, VARs, distributors and OEMs who are considered end-customers.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from product sales in which the software is incidental to the hardware are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exist and collectibility is probable. Estimated warranty costs, which are insignificant, are based on the Company and its subsidiary past experience and are accrued in the financial statements. The Company and its subsidiary do not grant a right of return.

Revenues from sale of products that include post customer support are recognized in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered

Revenues from sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Output Method”, upon completion of milestones, when collectibility is probable. After delivery of milestone, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2005, no such estimated losses were identified.

The Company accounts for product sales in which the software is fundamental to the hardware in accordance with Statement of Position 97-2, “Software Revenue Recognition”, as amended (“SOP 97-2”). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. Furthermore, the Company follows Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, “(“SOP 98-9”). SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE does not exist for one or more of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price established by the Company’s management having the relevant authority.

Amounts received from customers for whom revenue has not yet been recognized, are presented as deferred revenues.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” (“SFAS 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

l.	Research and development costs:

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

The Company and its subsidiary account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

n.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for research and development are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Non-royalty-bearing grants:

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

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and long-term lease deposits.

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

The trade receivables of the Company and its subsidiary are geographically diversified and derived from sales to customers mainly in North America, Europe and the Far East. The Company and its subsidiary generally do not require collateral; however, in certain circumstances, the Company and its subsidiary may require letters of credit, advanced payments, insurance, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiary have determined to be doubtful of collection in addition to a general allowance for the remaining accounts. The Company and its subsidiary perform ongoing credit evaluations of their customers.

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

The total weighted average number of shares related to the outstanding options and warrants, excluded from the calculations of diluted net earnings (loss) per share since they would be anti-dilutive, was 390,983 for the year ended December 31, 2003, 2,771,281 for the year ended December 31, 2004 and 3,197,609 for the year ended December 31, 2005.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Accounting for stock-based compensation:

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

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation – transition and disclosure” (“SFAS 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), pro forma information regarding net income (loss) and net income (loss) per share is required, and has been determined, as if the Company has accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2003, and 2004 and 2005: risk-free interest rates of 1.5%, 3.2% and 4.1% dividend yields of 0%, for each year, volatility factors of the expected market price of the Company’s Ordinary Shares of 0.712, 0.6 and 0.58, respectively, and a weighted average expected life of the options of 3 years, 3 years and 4.6 years, respectively.

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2003	2004	2005

Net income (loss) - as reported	$1,833	$(3,680)	$(3,445)
Add - stock-based employee compensation -
intrinsic value	(60)	-	-
Deduct - stock-based employee compensation -
fair value	(883)	(357)	(798)

Net income (loss) - pro forma	$890	$(4,037)	$(4,243)

Basic net earnings (loss) per share - as reported	$0.15	$(0.28)	$(0.26)

Basic net earnings (loss) per share - pro forma	$0.07	$(0.31)	$(0.32)

Diluted net earnings (loss) per share - as
reported	$0.14	$(0.28)	$(0.26)

Diluted net earnings (loss) per share -
pro forma	$0.07	$(0.31)	$(0.32)

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Severance pay expenses amounted to $ 434, $ 346 and $ 379 for the years ended December 31, 2003, 2004 and 2005, respectively.

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

The following methods and assumptions were used by the Company and its subsidiary in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, trade payables, other accounts payable and derivative instruments approximate their fair value due to the short-term maturity of such instruments.

The fair value of marketable securities is based on quoted market prices (see Note 3).

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

During 2003, 2004 and 2005, the Company entered into forward exchange contracts to hedge certain marketable securities denominated in foreign currencies. The purpose of the Company’s foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from the sale of these marketable securities will be adversely affected by changes in the exchange rates.

During the years 2003, 2004 and 2005, the Company recognized a net loss of $ 39, $ 31 and $ 15, respectively, related to the ineffective portion of its hedging instruments (inclusive of the time value of money).

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 150, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“SAFS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

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

SFAS No. 123(R) must be adopted no later than January 1, 2006. The Company expects to adopt this statement on January 1, 2006.

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

The Company plans to adopt Statement 123(R) using the modified-prospective method.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position. Under the model, any security in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than–temporary, a realized loss is recognized to write the security’s cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when an impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Company adopted FSP 115-1 upon issuance. The adoption did not have a material effect on the Company’s consolidated financial condition or results of operations.

x.	Reclassification:

Certain 2003 and 2004 figures have been reclassified to conform to the 2005 presentation.

NOTE 3:	–	MARKETABLE SECURITIES

	December 31,
	2004				2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Available-for-sale:
Government and
corporate debt	$15,163	$1,233	$(22)	$16,374	$14,657	$594	$(731)	$14,520
Government and
corporate
structured notes *)	30,381	20	(80)	30,321	31,492	-	(1,768)	29,724

Total securities	$45,544	$1,253	$(102)	$46,695	$46,149	$594	$(2,499)	$44,244

*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

Realized gains on sales of available-for-sale securities totaled $ 4,536, $ 1,003 and $ 36 in 2003, 2004 and 2005, respectively (Note 17c). The net adjustment to unrealized holding gains (losses) on available-for-sale securities, included as a separate component of shareholders’ equity – “Accumulated other comprehensive gains (losses)", amounted to $ 1,143, $ (459) and $ (3,056) in 2003, 2004 and 2005, respectively. As of December 31, 2004 and 2005, the amount of other comprehensive losses is composed of unrealized losses, net.

Included in the Company’s investments are structured notes with an estimated fair value of approximately $ 30,321 and $ 29,724 as of December 31, 2004 and 2005, respectively. Such investments are used by management to enhance yields, diversify the investments, and manage the Company’s exposure to interest rate fluctuations. The notes were acquired from several banks and were categorized as available for sale. The notes bear interest based upon the rate of the 6 months LIBOR.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

As of December 31, 2005, the Company reclassified its structured notes having fair value lower than the amortized cost as long-term investment, since it believes that the decline in fair market value is not other-than- temporary and it has the intent and ability to hold the structured notes till recovery in accordance with SAB 59.

	December 31, 2004		December 31, 2005
	Amortized cost	Fair value	Amortized cost	Fair value

Available-for-sale securities:
Matures in one year	$-	$-	$750	$746
Matures from 1 to 5 years	3,620	3,894	3,848	4,050
Matures from 6 to 10 years	41,924	42,801	41,551	39,448

Total	$45,544	$46,695	$46,149	$44,244

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2004	2005

Employees	$129	$114
Government authorities	200	347
Prepaid expenses	316	375
Interest receivable	922	523

	$1,567	$1,359

NOTE 5:	–	INVENTORIES

Raw materials and components	$1,253	$1,389
Work in progress	1,261	289
Finished goods	2,370	2,423

	$4,884	$4,101

NOTE 6:	–	INVESTMENTS IN COMPANIES

a.	In November 2000, the Company signed an agreement with a privately held company, Mobixell Network, Inc. (“Mobixell”), according to which the Company has licensed Mobixell to use certain of its MPEG-4 technologies, valued at $ 300, and committed to invest through one of its subsidiary at least $ 1,000 in Mobixell’s first round of financing. In December 2000, Mobixell completed its first financing round, in which the Company, through its subsidiary invested $ 1,064.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	–	INVESTMENTS IN COMPANIES (Cont.)

During the first quarter of 2003, the Company’s management determined that there was other than temporary decrease in the fair value of its investment in Mobixell. Accordingly, the Company recorded a loss with respect to the investment in Mobixell in the amount of $ 1,364, which is included in the statement of operations as other expenses.

During 2003 and 2004, the Company invested an additional $ 300 and $ 400, respectively, in Mobixell, as part of a second and third investment round in Mobixell. As of December 31, 2005, the Company holds approximately 9.31% of Mobixell’s equity. The investment is treated on the basis of the cost method.

b.	In July 2001, the Company, invested $ 250 in a privately held company, V.Box Communication Ltd. (“V. Box”). The investment was made by way of a loan against a note that can be converted into Ordinary Shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent of the Company and the other investor of V. Box. The loan does not bear interest. Through December 31, 2005, the Company invested additional $ 2,147 in V. Box in respect for additional convertible notes, as described above. In case of conversion, the Company will hold approximately 34% of V. Box Ordinary Shares.

The Company recorded impairment losses in the amount of $ 907, $ 574 and $ 622 in the years ended December 31, 2003, 2004 and 2005, respectively, which are included in the statement of operations under other expenses (income), net.

As of December 31, 2005, the outstanding balance of $ 700 represents the investment in Mobixell.

NOTE 7:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2004	2005

Cost:
Computers and peripheral equipment	$8,430	$9,288
Office furniture and equipment	535	499
Motor vehicles	19	19
Leasehold improvements	1,250	1,251

	10,234	11,057

Accumulated depreciation	8,841	9,552

Depreciated cost	$1,393	$1,505

As for charges, see Note 11d.

Depreciation expenses amounted to $ 1,276, $ 778 and $ 1,049 for the years ended December 31, 2003, 2004 and 2005, respectively.

As for impairment charges in 2004, see Note 1d.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	OTHER LONG-LIVED ASSETS, NET

	December 31,
	2004	2005

Intangible assets:
Original amounts:
Capitalized computer software costs	$1,238	$1,238

Accumulated amortization:
Capitalized computer software costs	(1,178)	(1,238)

Amortized cost	$60	$-

Amortization expenses amounted to $ 80, $ 327 and $ 60 for the years ended December 31, 2003, 2004 and 2005, respectively. The amortization for 2004 included amortization of acquired technology and customer base, in the amount of $ 247.

NOTE 9:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2004	2005

Employees and payroll accruals	$2,392	$1,837
Royalties (see Note 11b)	1,743	1,540
Accrued expenses	2,741	2,838
Commitments related to European grant plan (a)	598	141
Others	1,156	566

	$8,630	$6,922

(a)	See note 11c

NOTE 10:	–	- SHORT-TERM BANK CREDIT LINE

As of December 31, 2004 and 2005, the Company and its subsidiary had authorized lines of credit in the amount of $ 10,464 and $ 10,434, respectively, out of which $ 464 and $ 434, respectively, are linked to the NIS and bear an annual bank interest rate of Prime plus 1%-1.25%, and $ 10,000 and $ 10,000, respectively, bear an annual interest rate of LIBOR plus 0.5%. The amount of approximately $ 27,000 is secured by marketable securities of the Company and its subsidiary.

The Company and its subsidiary had an utilized line of credit in the amount of $ 503 and $ 1,222 as of December 31, 2004 and 2005, respectively, used for investment in marketable securities purposes only (there is no material fee for the unused portion of the line of credit).

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s facilities and motor vehicles of its subsidiary, are leased under several operating lease agreements for periods ending in 2008.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2006	$1,254
2007	1,108
2008	912

$3,274

As of December 31, 2005, the Company and its subsidiary provided for long-term deposits amounting to $ 282 as collateral, in accordance with the lease agreements.

Rent expenses amounted to $ 770, $ 858 and $ 804 for the years ended December 31, 2003, 2004 and 2005, respectively. Motor vehicle leasing expenses for the years ended December 31, 2003, 2004 and 2005, were $ 360, $ 682 and $ 438, respectively.

b.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist (“OCS”), amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2005, the Company has paid or accrued royalties to the OCS in the amount of $ 3,461, which was recorded under cost of revenues.

As of December 31, 2005, the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,296.

c.	The Company is coordinating a consortium, TIRAMISU, in a two year collaborative project, which was commence on November 1, 2003, funded by the European 6th framework. The grants the Company receives from this project do not bear any repayment royalties. As a coordinator of this project, the Company receives the consortium funds from the European Commission and distributes those funds to the consortium members based on an agreement between the consortium members. As of December 31, 2004 and 2005, the Company holds a pre-payment from the European Commission amounting to $ 598 and $ 141, respectively that are distributed to the consortium members, according to the payment schedule detailed in the consortium agreement. The Company presents this amount as “Cash held in favor of other consortium partners”.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Guarantees:

As of December 31, 2004 and 2005, the Company has obtained a letter of credit in favor of a customer and bank guarantees in favor of a lessor totaling $ 1,010 and $ 935, respectively.

e.	Assets pledged as collateral:

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

f.	Legal claim andcontingent liabilities:

On September 13, 2005 the Company received a lawsuit filed by Vsoft Ltd. (“Vsoft”), a company that is undergoing liquidation proceedings. Vsoft argues that Optibase failed to act in good faith during 2002 negotiations regarding a potential purchase of controlling interest in Vsoft, which led to Vsoft’s entering into liquidation proceedings. Vsoft has demanded damages in the amount of $2,129 as well as the reimbursement of expenses, legal fees and applicable VAT. Based on fact known to the Company’s management it believes that such claim is without merit.

From time to time, the Company is a party to claims arising in the ordinary course of its business operations. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters, if any, will have a material adverse impact on the Company’s financial condition, results of operations or cash flows.

NOTE 12:	–	OTHER INCOME (EXPENSES), NET

Other income (expenses), net:

	Year ended December 31,
	2003	2004	2005

Impairment losses of V.Box	$(907)	$(574)	$(622)
Impairment losses of Mobixell	(1,364)	-	-
Gain (loss) on sale of property and equipment	(4)	125	-
Loss from sale of certain assets and liabilities of Media
100	-	-	(60)
Other income (see below)	-	1,382	975
Other expenses	-	-	(17)

	$(2,275)	$933	$276

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

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	OTHER INCOME (EXPENSES), NET (Cont.)

On June 22, 2005, the Company signed an agreement with Boris FX., according to which the Company sold certain software technology known as the Final Effect complete, in consideration of $ 100. In respect of the sale the Company recorded other income in the amount of $ 75 (net of transaction expenses in the amount of $ 25).

In September 2005, the Company entered into an agreement with Boris FX for the sale of its digital non-linear product line operations, in consideration of $ 20. In respect of the agreement, the Company recorded other expenses in the amount of $ 60.

In September 2005, the Company signed an agreement with Acoustic Technologies LLC (“the Purchaser”), according to which the Company transferred certain Patent Rights of Media 100 to the Purchaser in consideration of $ 1,000. In respect of the patent sale, the Company has recorded other income in the amount of $ 900 (net of transaction expenses in the amount of $ 100).

NOTE 13:	–	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “approved enterprise”, as described below) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 –27%, 2009 – 26%, 2010 and thereafter – 25%.

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

According to the provisions of the law, the Company has elected the “Alternative package of benefits” – waiver of grants in return for a tax benefits. As of December 31, 2004 and 2005, there were no outstanding loans and the right to receive such loans was terminated.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	TAXES ON INCOME (Cont.)

According to the provisions of the law, income derived from the “Approved Enterprise”programs, under the “Alternative plan benefit”, will be tax-exempt for a period of two years, commencing with the year in which the Company first earns taxable income and subject to corporate taxes at the reduced tax rate of 10%-25%, for an additional period of five to eight years (depending on the percentage of foreign investor ownership in the Company).

The law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during first five tax years.

The period of tax benefits detailed above is limited to the earlier of 12 years from the commencement of production, or 14 years from receiving the approval (the years limitation does not apply to the exemption period).

If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). The Company has decided not to declare dividends out of such tax-exempt income.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that the Company is meeting all of the aforementioned conditions.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed certain provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise”, such as provisions generally requiring that at least 25% of the “Privileged Enterprise” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies, that elect tax benefits under the Alternative package of Benefits, no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing “Approved Enterprise” will generally not be subject to the provisions of the Amendment.

Should the Company derive income from sources other than the “Approved Enterprise”during the relevant period of benefits, such income will be taxable at the regular corporate tax rate of 34%, which will be reduced to 31% in 2006, and will be further reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	TAXES ON INCOME (Cont.)

Since the Company is operating more than one “Approved Enterprise” and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular corporate tax rate, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary’deferred tax assets are as follows:

	December 31,
	2004	2005

Operating loss carryforward	$13,870	$15,040
Reserves and allowances	15,304	13,062

Net deferred tax asset before valuation allowance	27,374	28,102
Valuation allowance	(27,374)	(28,102)

Net deferred tax asset	$-	$-

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	TAXES ON INCOME (Cont.)

The Company and its subsidiary have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that, since the Company and its subsidiary have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. During 2005, the Company and its subsidiary increased its valuation allowance by approximately $ 728.

h.	Net operating losses carryforward:

Through December 31, 2005, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $ 24,161 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2005, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $ 17,114 that can be carried forward and offset against taxable income for 20 years, no later than 2006 to 2023. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership”provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

i.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2003	2004	2005

Income (loss) before taxes as reported	$1,833	$(3,680)	$(3,445)

Theoretical tax expense (benefit) computed at the
statutory rate (36%, 35% and 34% for the years 2003,
2004 and 2005, respectively)	$660	$(1,288)	$(1,171)
Tax adjustments in respect of inflation in Israel	64	(134)	283
Income (losses) and other items for which a valuation
allowance was provided	(784)	78	727
Interest income subject to a lower tax rate	(894)	-	-
Non-deductible write-off of in-process technology and
amortization of other assets	-	443	-
Other non-deductible expenses	954	901	161

Income tax expense	$-	$-	$-

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	TAXES ON INCOME (Cont.)

j.	Income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2003	2004	2005

Domestic	$2,109	$(4,373)	$(4,572)
Foreign	(276)	693	1,127

	$1,833	$(3,680)	$(3,445)

NOTE 14:	–	SHAREHOLDERS’ EQUITY

a.	General:

1.	The Ordinary Shares of the Company are traded on the NASDAQ National Market since April 1999.

Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.	The Company’s Share capital consist of 12,992,508, 13,144,605 and 13,291,618 issued and outstanding Ordinary Shares, as of December 31, 2003, 2004 and 2005, respectively.

b.	Stock options:

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

On May 1, 2003, the Board of Directors of the Company approved three years extension to the options granted under the 1994 share option agreement. The Company remeasured the intrinsic value of these options in accordance with FIN 44 and APB 25 and no deferred stock compensation was recorded. At the same date the Company adopted the “Share Option Agreement 2003” in accordance with the amended Section 102 of the Israeli Tax Ordinance.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	SHAREHOLDERS’ EQUITY (Cont.)

The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The total amount of options available for future grants as of December 31, 2005 was 405,417.

A summary of the Company’s stock option activity, and related information, is as follows:

	Year ended December 31
	2003		2004		2005
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Outstanding at the beginning of the year	3,006,505	$6.27	2,541,536	$5.56	3,270,556	$5.59
Granted	622,000	$2.51	1,190,665	$5.24	620,250	$5.39
Exercised	(567,303)	$3.59	(152,169)	$2.87	(147,013)	$2.83
Forfeited	(519,666)	$8.24	(309,476)	$5.36	(508,088)	$5.22

Outstanding at the end
of the year	2,541,536	$5.56	3,270,556	$5.59	3,235,705	$5.69

Exercisable options at
the end of the year	1,392,256	$7.63	1,604,526	$6.85	1,858,733	$6.3

The deferred compensation is amortized to the statement of operations over a vesting period of up to four years. Amortization expenses during the years ended December 31, 2003, 2004 and 2005, amounted to $ 246, $ 0 and $ 0, respectively.

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average number of years remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price

$ 0.17	2,302	1.92	$0.17	2,302	$0.17
$ 1.52 - $ 2.09	12,000	5.16	$1.54	9,750	$1.94
$ 2.38 - $ 3.25	986,444	6.71	$2.59	773,494	$2.63
$ 4.12 - $ 4.97	125,487	4.88	$3.95	61,084	$4.85
$ 5.04 - $ 5.93	1,469,038	5.03	$5.37	554,669	$5.4
$ 6 - $ 6.64	345,325	3.63	$6.1	162,325	$6.12
$ 12.03 - $ 16.88	194,109	1.5	$15.73	194,109	$15.72
$ 17.5 - $ 19.63	32,000	1.65	$18.61	32,000	$18.61
$ 23.75	56,000	1.24	$23.75	56,000	$23.75
$ 28.38	8,000	1.22	$28.38	8,000	$28.38
$ 32	5,000	1.1	$32.00	5,000	$32.00

	3,235,705		$5.69	1,858,733	$6.3

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	SHAREHOLDERS’ EQUITY (Cont.)

Weighted average fair values and weighted average exercise prices of options whose exercise price are less, equals or exceeds market price of the shares at date of grant are as follows:

	Year ended December 31,
	2003	2004	2005	2003	2004	2005
	Weighted average fair values on grant date			Weighted average exercise prices

Equal to market
value at date of
grant	$1.21	$1.56	$2.47	$2.51	$5.59	$5.69

c.	Warrants:

In June 2004, the Company has committed to grant warrants, in four equal installments, to consultants to purchase 85,000 Ordinary Shares of the Company at an exercise price of $ 4.97 per share. The warrants expired after 20 months. During 2004 and 2005, the Company issued 42,500 and 42,500 warrants under the 1999 Plans and recorded compensation expenses in the amount of $ 77 and $ 73, respectively.

NOTE 15:	–	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

a.	Summary information about geographic areas:

The Company and its subsidiary operate in one reportable segment: solutions that enable preparation and delivery of digital video based on MPEG and Windows Media TM over ATM, DVB, the Internet Protocol (“IP”) and other packet- based networks (see brief description in Note 1), and follow the requirements of Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

The following presents total revenues for the years ended December 31, 2003, 2004 and 2005 and long-lived assets as of December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2003		2004		2005
	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived Assets

Israel	$661	$1,575	$1,668	$1,402	$1,696	$1,677
North America	10,794	211	12,613	333	12,726	129
Europe	3,323	-	3,286	-	4,568	-
Far East (excluding
Japan)	2,520	-	2,257	-	2,047	-
Japan	2,064	-	887	-	1,229	-
Other	15	-	137	-	122	-

	$19,377	$1,786	$20,848	$1,735	$22,388	$1,806

*)	Net revenues are attributed to countries based on end-customer location.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	–	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (Cont.)

b.	Total revenues from external customers per product line are divided as follows:

	Year ended December 31,
	2003	2004	2005

Video Technologies	$15,767	$15,423	$15,316
IPTV	3,610	2,423	4,027
Digital Non-Linear Video Editing	-	3,002	3,045

	$19,377	$20,848	$22,388

NOTE 16:	–	RELATED PARTY TRANSACTIONS

The Company has signed sublease and distribution agreements with V. Box through December 31, 2005.

The balances with and the revenues derived from related party were as follows:

		December 31,
		2004	2005

a.	Balances with related party:
	Trade receivables:
	V. Box	$247	$138

		Year ended December 31,
		2003	2004	2005

b.	Revenues from related party:
	V. Box	$546	$381	$253

c.	Lease payment received from related party:
	V. Box	$56	$50	$52

d.	Purchases from related party:
	V. Box	$382	$204	$270

See also Note 6.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	SELECTED OPERATIONS DATA

a.	Research and development, net:

		Year ended December 31,
		2003	2004	2005

	Total research and development costs	$7,084	$8,277	$6,705
	Less - grants and participation	(2,245)	(2,013)	(2,066)

		$4,839	$6,264	$4,639

b.	Allowance for doubtful accounts:

	Balance at beginning of year	$814	$517	$662
	Increase during the year	33	214	191
	Write-off of bad debts	(330)	(69)	(335)

	Balance at the end of year	$517	$662	$518

c.	Financial income:

	Financial income:
	Interest	$3,836	$5,210	$2,456
	Foreign currency translation adjustments	(212)	81	(279)
	Realized gains on sale of available-for-sale
	marketable securities	4,536	1,003	36

		8,160	6,294	2,213

	Financial expenses:
	Interest	(181)	(626)	(200)
	Impairment of marketable securities	-	-	(430)

		(181)	(626)	(630)

		$7,979	$5,668	$1,583

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	SELECTED OPERATIONS DATA (Cont.)

d.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2003	2004	2005

Numerator:
Numerator for basic and diluted net earnings
(loss) per share- income (loss) available to
shareholders of Ordinary Shares	$1,833	$(3,680)	$(3,445)

Denominator:
Denominator for basic net earnings (loss) per
share- weighted average number of Ordinary
Shares (in thousands)	12,510	13,069	13,188

Effect of dilutive securities:
Employee stock options (in thousands)	552	*) -	*) -

Denominator for diluted net earnings (loss)
per share - adjusted weighted average number
of shares (in thousands)	13,062	13,069	13,188

*)	Antidilutive

Signatures

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

Dated: April 12, 2006	OPTIBASE LTD. BY: /S/ Tom Wyler —————————————— Tom Wyler Chief Executive Officer

Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 from the Company's Form 6K Dated February 15, 2002).
1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 from the Company's Form 6K dated February 15, 2002).
4.(a).1	Agreement between Optibase, Inc. and Acoustic Technology LLC dated June 16, 2005.
4.(a).2	Agreement between Optibase, Inc. and Artel Software Corp. dated September 28, 2005.
4.(c).1	Form of Letter of Indemnity between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 4.8 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).2	Form of Letter of Indemnity between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4.(c).3	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).4	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).5	102 Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).6	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.(c).7	2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to the amendment, Exhibit 99.7 filed with the Form 6-K filed on February 15, 2002).
4.(c).8	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
8.1	List of the subsidiaries of the Company (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
10.1	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.
11	Code of Business Conduct and Ethics (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
12.(a).1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.(a).2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.(a).1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.(a).2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.