Form 20-F
period 2006-12-31
OPTIBASE LTD
filed 2007-05-14
CIK 1077618

As filed with the Securities and Exchange Commission on May 14, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

Or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

Or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities exchange act of 1934 Date of event requiring this shell company report ________

Commission File Number 000-29992

OPTIBASE LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972-9-970-9288
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares,	Nasdaq Global Market
Nominal value NIS 0.13 per share

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
(Title of class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,004,888 Ordinary Shares, par value NIS 0.13 per share, including 368,523 Ordinary Shares held by the registrant and 162,500 Ordinary Shares held by a trustee for the benefit of employees under the Company’s incentive plan, both have no voting or equity rights.

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

- ii -

- iii -

- iv -

        Currency of Presentation and Certain Defined Terms

        Unless the context otherwise requires, references herein to the “Company,” “Optibase,” “we,” “us” or “our” are to Optibase Ltd., a company organized under the laws of Israel, and its wholly owned subsidiary, Optibase, Inc., a Californian corporation. In addition, reference to our financial statements are to our consolidated financial statements, except as the context otherwise requires. References to “U.S.” or “United States” are to the United States of America, its territories and its possessions.

        We have registered “Optibase” and “VideoPlex”, as registered trademarks. In addition, the names “MPEG MovieMaker 200", “MPEG MovieMaker 230", “Media Gateway”, “MGW5100", “MGW1100", “MGW2000", “MGW2000e”, “MGW1000", “VideoPlex Xpress,” “VideoPlex Pro,” “MPEG MovieMaker,” “Videoplex,” “MPEG ComMotion,” “MPEG Composer,” “VideoPump”, “MGW200", “MGW230", “MovieMaker HD’” and “MediaPump,” are our trademarks.

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

- v -

Part I

Item 1:	Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2:	Offer Statistics and Expected Timetable

        Not applicable.

Item 3:	Key Information

3A. Selected Consolidated Financial Data

        We derived the consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006, and consolidated balance sheet data as of December 31, 2005 and 2006 from the audited consolidated financial statements appearing elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S. GAAP”). We derived the consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 from audited consolidated financial statements that are not included in this Annual Report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” below and the financial statements, including the notes thereto, included elsewhere in this Annual Report.

        In June 2004, we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100, in consideration for $2.5 million in cash and costs incurred by us totaling $401,000. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing operation to Artel Software Corp. During the fourth quarter of 2006, based on recent assessments in accordance with the guidance of SFAS 144 and EITF 03-13, we have decided to present the non-linear editing product line operation as discontinued operations. Comparable results for 2005 and 2004 were adjusted accordingly.

	Year Ended December 31,
Consolidated Statement of Operations Data:	2002	2003	2004	2005	2006
	(U.S. dollars in thousands, except per share data)

Revenues	$20,424	$19,377	$17,845	$19,343	$17,977

Cost of revenues	10,266	8,508	7,512	7,808	7,716
Gross profit	10,158	10,869	10,333	11,535	10,261

Operating expenses:
Research and development, net	8,128	4,839	3,761	4,001	4,208
Selling and marketing, net	7,991	7,928	7,930	8,798	8,288
General and administrative	2,050	1,973	2,372	1,892	2,134
Write off of in process research and development.
Impairment of long lived assets	6,791

Restructuring cost	505
Total operating expenses	25,465	14,740	14,063	14,691	14,630
Operating (loss)	(15,307)	(3,871)	(3,730)	(3,156)	(4,369)

Other income (expenses), net	(339)	(2,275)	808	(622)	(171)
Financial income, net	3,713	7,979	5,668	1,583	1,405
Net income (loss) before tax	(11,933)	1,833	2,746	(2,195)	(3,135)
Provision for income tax	(124)

Net income (loss) before cumulative effect of changes
in accounting principle	(12,057)	1,833	2,746	(2,195)	(3,135)
Cumulative effect of changes in accounting principle	(854)

Net (loss) income from continuing operations	$(12,911)	$1,833	$2,746	$(2,195)	$(3,135)
Income (Loss) related to discontinued operations (1)			(6,426)	(1,250)	15
Net income (loss)	$(12,911)	$1,833	$(3,680)	$(3,445)	$(3,120)

Net income (loss) per share from continuing operations:
Basic	$(1.06)	$0.15	$0.21	$(0.17)	$(0.23)
Diluted	$(1.06)	$0.14	$0.19	$(0.17)	$(0.23)
Basic and diluted earnings per share from discontinued operations			$(0.49)	$(0.09)	0.00
Net income (loss) per share
Basic	$(1.06)	$0.15	$(0.28)	$(0.26)	$(0.23)
Diluted	$(1.06)	$0.14	$(0.28)	$(0.26)	$(0.23)

Weighted average shares used in computing net earning
(loss) per share (in thousands):
Basic	12,203	12,510	13,069	13,188	13,431

Diluted	12,203	13,062	14,225	13,188	13,431

	December 31,
Consolidated Balance Sheet Data:	2002	2003	2004	2005	2006
	(U.S. dollars in thousands)

Cash, cash equivalents and short term investment in
marketable securities net	$45,320	$54,933	$52,480	$18,199	$40,695
Working capital	45,231	52,800	49,177	16,383	40,342
Long term investment in marketable securities				26,742	2,207
Total assets	59,708	66,924	65,986	58,346	60,974
Long term loans and capital lease obligations,
including current maturities	143	14
Capital Stock	116,012	117,510	117,998	118,508	119,720
Total shareholders' equity	$49,495	$54,478	$50,827	$44,836	$44,494

(1)     The financial statements have been reclassified in order to reflect the discontinued operations of the digital non linear product line. See also Note 1.e to our consolidated financial statements included elsewhere in this annual report.

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

        Since 2000 and until the quarter ended March 31, 2003, we operated at a loss. We returned to profitability in the quarter ended June 30, 2003 and remained profitable until the quarter ended March 31, 2004. Since the second quarter of 2004 we returned to operating at a loss. As of December 31, 2006, we have accumulated losses of $73 million. Given the market conditions, the uncertainty in the technology sector and the uncertainty regarding the demand for our products and our research and development and other expenses, we may continue to operate at a loss and may not be able to reach profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. In order to maintain profitability, we will need, among other matters, to aggressively expand markets for our new products while continuing to expand market share for our existing products. We cannot assure you that we will be able to increase the sales of our products and revenues and achieve profitability.

The economic outlook may adversely affect the demand for our products and the results of our operations.

        Weak economic conditions have caused, and may continue to cause, reductions in spending in technology markets in general, including spending in digital video and streaming based products and services. Consequently, there has been, and may continue to be, an adverse impact on the demand for our products and services, which has adversely affected, and may continue to adversely affect our sales and results of operations. In addition, predictions regarding economic conditions have a low degree of certainty, and further predicting the effect of the changing economy is even more difficult. We may not be able to accurately gauge the effect of the general economy on our business. As a result, we may not react to such changing conditions in a timely manner, which may result in an adverse impact on our results of operations. Any such adverse impact on the result of our operations from a changing economy may cause the price of our ordinary shares to decline.

We manage our available cash through various investments the market value of which is subject to fluctuations. Impairment of our investments could harm our earnings.

        We manage our available cash through investments of various holdings, types and maturities which are subject to fluctuations that may adversely affect the value of our available cash. As of December 31, 2006, approximately 64% of our available cash invested in structured notes, or the Notes, acquired from several banks. Under the terms of the Notes, for each day in which the relevant 6-month LIBOR rate is below an agreed fixed rate, which ranges from 3% to 10% (calculated on an annual basis), the Notes bear interest at a rate of 10% to 10.5% per annum. On all other days, the Notes do not bear any interest. Under the terms of the Notes, the issuer of the Notes has a call option that allows such issuer to prepay the Notes at PAR at any coupon date. Changes in the rate of the LIBOR may significantly affect the market value of our investments.

        Investments of our available cash are generally classified as available for sale and, consequently, are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). Changes in the current economic situation, interest rates and other factors may adversely affect the value of our available cash. As a result, we may recognize in earnings the decline in fair value of investments of our available cash when the decline is judged to be other- than- temporary. For further information regarding the investment of our available cash, see Item 5B. “Liquidity and Capital Resources” below. Furthermore, our investments in private companies are subject to risk of loss of investment capital. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

Our officers, directors and affiliated entities own a large percentage of our ordinary shares and could significantly influence the outcome of actions.

        Our executive officers, directors and the entities affiliated with them, in the aggregate, beneficially own approximately 22.6% of our outstanding ordinary shares, of which Tom Wyler, our President, Chief Executive Officer and Executive Chairman of our Board of Directors holds 19.25% (calculated taking into consideration shares subject to options that are currently exercisable or exercisable within 60 days of April 15, 2007 which are deemed to be outstanding); see Item 7A. “Major Shareholders” below. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

        We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual results. Factors that may contribute to the fluctuations in our quarterly results of operations include:

❖	The timing of purchases of our products by system integrators and other large customers;
❖	The rate of acceptance of new products we introduce;
❖	The loss of major customers;
❖	Product introductions and other actions taken by our competitors;
❖	Market acceptance of IPTV (previously called "Broadband TV") video services;
❖	Changing networking standards in the digital video and streaming industry and our ability to anticipate and react to such changes in a timely manner;
❖	Changes in sales and distribution environments and costs;
❖	Fluctuations in manufacturing yields and delays in product shipments;
❖	Personnel changes;
❖	Changes in foreign exchange rates; and
❖	General economic conditions, particularly in those countries or regions where we sell our products.

        Historically, the prices of video encoders and decoders and content authoring tools have decreased over the life of individual products, while the complexity of new product introductions has increased. As a result, we have reduced prices for our products and we may have to reduce prices in the future. In addition, we may have to increase our research, development and marketing expenditures in response to competitive conditions in order to develop new technologies and products. Accordingly, investors should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, the market price of our ordinary shares may drop.

The trading price of our ordinary shares has been highly volatile, and may continue to fluctuate significantly due to factors beyond our control.

        The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

❖	The announcement of new products, services or service enhancements by us or our competitors;

❖	Quarterly variations in our results of operations or in our competitors' results of operations;
❖	Changes in earnings estimates or recommendations by securities analysts;
❖	Perceptions of the digital video and streaming and networking industry's relative strength or weakness;
❖	Developments in our industry and change in demand for our products;
❖	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors; and
❖	Seizure of a substantial business opportunity by our competitors or us.

        We expect this volatility to continue in the future. In addition, any shortfall or changes in our revenues, gross margins, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many technology companies and which may not be related to the operating performance of those companies. Volatility in the price of stock of companies in the digital video and streaming industry has been particularly high. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2006 through April 15, 2007, the price of our ordinary shares rose to a high of $5.01 from a low of $2.62 The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

If we are deemed to be an investment company, we may have to comply with burdensome requirements that limit our ability to carry on effectively our operating business.

        We hold more than 40 percent of our assets in investment securities, which presents the risk that we may be deemed to be an investment company under the Investment Company Act of 1940 (the “ICA”). If we are deemed to be an investment company, we may be required to register under the ICA, and thereby become subject to the ICA’s requirements. These requirements may make it more difficult for us to carry on our operating business effectively. For example, registration under the ICA would subject us to:

❖	restrictions on the nature of our investments;
❖	restrictions on our issuance of securities;
❖	restrictions regarding our form of corporate structure;
❖	reporting, record-keeping, voting, proxy and disclosure requirements; and
❖	other rules and regulations.

In addition to the foregoing, registration as an investment company could render certain of our contracts voidable under the ICA. If we fail to comply with these or other provisions of the ICA, we could be subject to civil and criminal penalties.

        Additionally, because we hold more than 40 percent of our assets in investment securities, we must manage our investments carefully to avoid classification as an investment company. As a result, we may be required to invest in assets that yield lower returns than assets in which we would invest absent ICA considerations.

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

        The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. We believe that our future success will depend on our ability to maintain expertise in the networked video technologies, enhance our existing products and introduce new products and features to meet changing customer requirements and evolving industry standards. Our present products are largely based on the non-proprietary digital video compression standards and file formats, known as MPEG standards and formats, developed by the moving picture expert groups, or MPEG, which is a working group in the International Organization for Standardization, or ISO. Although MPEG has evolved as the de facto standard for compression and decompression of digital video in most of our target markets, we cannot assure you that the current de facto standards will not be replaced in the future. For instance, in April 2006 the Society of Motion Picture and Television Engineers (SMPTE) announced completion of the standardization process for VC-1, Microsoft’s audio and video codec. Until now the IPTV market has not accepted VC-1 outside the Microsoft eco-system, however, if this changes, or if Microsoft becomes more dominant in the IPTV market and we fail to enhance our existing products to meet this standard in a timely fashion, we may not be able to compete efficiently with our competitors.

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

        Our MovieMaker encoder product family accounted for 36% of our revenues in 2004, 33% of our revenues in 2005 and 28% of our revenues in 2006. While our revenues from the MovieMaker encoder product family continue to decrease, we expect that this product family will continue to account for a significant portion of our revenues in the next year. If this product fails to match the price, availability, quality or other features of competing products or to otherwise meet our expectations with respect to market demand, it would have a material adverse affect on our results of operations.

There is a slow decrease in the sales of our Video Technologies product line which we expect to continue over the years. If such decrease grows significantly beyond our expectations, it could adversely affect our financial results.

        Our sales from the Video Technologies product line were $15.4 million in 2004, $15.3 million in 2005 and $12 million in 2006. The decrease in the sales of our Video Technologies products are mainly attributed to significant advances in PC technology supporting software products for standard definition encoding. We expect that our sales from the Video Technologies products will slowly decrease over the years. Nevertheless, if the decrease in the sales of our Video Technologies grows significantly beyond our expectations it could adversely affect our financial results.

We have a limited backlog of orders and have to plan production and inventory levels on unpredictable or deringpatterns. Maintaining sufficient inventory levels to meet anticipated demand increases the risk of inventoryobsolescence and associated write-offs, which could adversely affect our financial performance.

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

        In addition, the ordering patterns of some of our large customers have been unpredictable in the past and we expect that ordering patterns by customers will continue to be unpredictable. In view of this inherent unpredictability, we must plan our production and inventory levels based on internal forecasts of customer demand, which may fluctuate substantially and sometimes vary substantially from early estimates provided by customers to us for planning purposes.

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

        As manufacturers and sellers of electronic equipment, certain aspects of the Restriction of Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive (2002/95/EC) which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants and the Waste Electrical and Electronic Equipment (WEEE) Directive (2002/96/EC) which regulates the collection, recovery and recycling of waste from electrical and electronic products apply to our operation. Although we make efforts to comply with the directives, if we fail to do so, we may not be able to market our products effectively in some countries (mainly in Europe) and as a result, our operations will be adversely affected. In order to comply with these directives we have invested and may need to further invest development resources to replace non-compliant components with compliant components with the same function. Our costs of goods sold may also increase due to the use of certain new components and manufacturing processes. We cannot assure you that lack of compliance with the WEEE and RoHS directives will not have a material adverse effect on our financial condition or results of operations. In some cases compliance with these directives may require changing a hardware product in a way that requires some of our customers to make changes to their own systems. The need by a customer to change an existing system requires an investment of resources and presents the opportunity for a customer to reconsider the advantages of our products in comparison with those of competitors, and may result in the loss of some of our customers.

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

        We depend upon sole source suppliers for key components used in our products. These key components include, for example:

❖	H.264 SD and HD video encoding tools provided by a technological partner;
❖	Various modules, which are integrated in our systems, both for the MGW5100, MGW 1100 and the MGW1000 including: Switches supplied by PTI (Performance Technologies Inc.) and Interface, a switch supplied by Intel, Hosts supplied by Freescale and Kontron, backplane board by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd.;
❖	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc. and TI, which are used in our MGW 5100, MGW 1100, MGW 2400, MGE 400 and Movie Maker 400 products;
❖	Video compression chips manufactured by LSI Logic;
❖	Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;
❖	Freescale, Inc.'s DSPs, which are included in our decoders and encoders;
❖	A video decoding chip manufactured by IBM;
❖	HD compression chips manufactured by NEL;
❖	SDI interface chips manufactured by Gennum;
❖	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
❖	A video processing chipset from Gennum, which is used in our MM200s; and
❖	Programmable devices by Xilinx, which are used in our Mediapump.

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

Some of our products were designed a number of years ago and we may face problems acquiring components for the seproducts which will result in an adverse effect on our reputations and sales.

        Though we monitor the availability of components and make reasonable effort to procure sufficient quantities to meet demand, the availability of components is largely beyond our control, in particular for older components. If a manufacturer declares one or more of these components obsolete, we may not be able to meet the demand for our products which may adversely affect our reputation and our sales.

We depend on a limited number of key personnel who would be difficult to replace, and if we lose the services of the seindividuals or cannot hire additional qualified personnel, our business will be adversely affected.

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

        Sales of our streaming products, and in particular, the IPTV products, which are generally integrated within a larger system, require an extended sales effort. The period from an initial sales call to the receipt of a purchase order for such products typically ranges from six to twelve months, and can be longer. Also, because our products are often used as part of a larger project, the timing of an order for our products is often dependent upon the timing of the projects, which is beyond our control. In addition, due to the operating procedures in many large organizations considering the purchase of our products, an extended period of time may be required for technical evaluation to be completed and capital expenditure authorization to be obtained within the customer. Accordingly, if a forecast of revenues from a specific customer for a particular period is not realized in that period, our operating results for such period will be adversely affected.

Cost-reduction efforts may adversely impact our productivity and service levels.

        Since 2001 and until the first quarter of 2006, we have continuously implemented various cost-control measures affecting various aspects of our business operations, including several reductions in our workforce in particular in our U.S. based and Israeli based research and development divisions. We may in the future be required to take additional cost-saving actions to reduce our operating losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse affect on our financial conditions. On the other hand, even if we are successful with these efforts and can generate the anticipated cost savings, these actions may adversely impact our employees’ morale and productivity, the competitiveness of our products and business, our strength and stability as perceived by our customers and the results of our operations.

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

        As we have in the past, we may in the future continue to pursue acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology, service or product could cause diversion of management’s time as well as our resources. Future acquisitions could result in:

❖	Additional operating expenses without additional revenues;
❖	Potential dilutive issuances of equity securities;
❖	The incurrence of debt and contingent liabilities;
❖	Amortization of goodwill and other intangibles;
❖	Research and development write-offs;
❖	Impairment charges; and
❖	Other acquisition-related expenses.

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

Risks Relating to Operations in Israel

Deterioration in the economic, political and military instability in Israel may adversely affect our results of operations.

        We are incorporated under the laws of and our main offices are located in the State of Israel. The economic, political and military conditions in Israel directly influence us. Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations.

        Following the recession and the instability that characterized the Israeli economy from the year 2001 through 2003, the Israeli economy showed signs of improvement during 2004 and 2005. The Israeli economy has also been subject to significant changes, as a result of implementation of new economic policies and privatization. If the results of these changes are unsuccessful or the economic deterioration in Israel continues, it may adversely affect our financial conditions, the results of operations and our ability to obtain financing from Israeli banks.

Potential political and military instability in Israel may adversely affect our results of operations.

        The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

        We generate most of our revenues in U.S. dollars but incur a portion of our expenses in NIS. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. Specifically, the inflation rate in Israel was approximately 1.2% in 2004, approximately 2.4% in 2005, and approximately 0.1% in 2006. At the same time the appreciation of the NIS against the dollar was approximately 1.6% in 2004, the devaluation of the NIS against the dollar approximately 6.8% in 2005, the appreciation of the NIS against the dollar was approximately 8.2% in 2006. As a result of this differentiation, we experienced an increase in the dollar costs of operations in Israel in 2004, a decrease in 2005, and an increase in 2006, all of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and tax benefits that we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

        We receive grants from the Office of the Chief Scientist, or OCS, in the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. . We also receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including paying royalties with respect to grants received and making specified investments in fixed assets. In addition, the terms of the OCS grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel at an increased annual return rate. On March 30, 2005, the Israeli parliament approved an amendment to the Israeli Law for Encouragement of Industrial Research and Development, 1984, or the R&D Law and regulations promulgated under that R&D Law which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined by the OCS under the R&D Law. If we fail to comply with these conditions in the future, the benefits received could be cancelled and we could also be required to refund any grants previously received under these programs as well as the maximum interest rate permitted by Law, and we may be subject to criminal charges. Through 2006, we received an aggregate of $6.6 million in grants from the OCS and our accrued and paid royalties to the OCS totaled $3.6 million. In addition, the Law for Encouragement of Capital Investment, 1959, or the Encouragement of Capital Investment Law, prescribes an expiry date for the grant of new benefits. The expiry date has been extended several times in the past and the expiry date currently in effect is on December 31, 2007, and no new benefits will be granted after that date unless the expiry date is again extended. A government committee is reviewing the benefits program under the Encouragement of Capital Investment Law. There can be no assurance that new benefits will be available after December 31, 2007, however benefits already granted will stay in effect throughout the plan period. As we have already been granted approved enterprise status under this Encouragement of Capital Investment Law, the deadline does not have any affect on such status or on the benefits we receive.

        We also receive funding as part of our participation in the OCS MAGNET program operated by the Israeli Ministry of Industry, Trade and Labor and under a series of research and development programs sponsored by the Commission of the European Union. Through December 31, 2006, we have received an aggregate of $5.4 million in grants from the MAGNET program. In 2004, 2005 and 2006 we recorded grants from the OCS, the MAGNET and the European Union programs in the aggregate amount of $2 million, $2.1 million and $1.9 million respectively.

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

        The Israeli Companies Law – 1999, or the Companies Law, provides that certain purchases of securities of a public company are subject to tender offer rules. As a general rule, the Companies Law prohibits any acquisition of shares in a public company that would result in the purchaser holding 25% or 45% or more of the voting rights in the company, if there is no other person holding 25% or 45% or more of the voting rights in the company, respectively, without conducting a special tender offer.

        The Companies Law further provides that a purchase of shares of a public company or a class of shares of a public company, which will result in the purchaser’s holding 90% or more of the company’s shares or class of shares, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company’s shares or class of shares (including those shares held by shareholders who did not respond to the offer), if the shareholders who did not respond to the offer constitute 5% of the company’s issued share capital, or of the issued class of shares. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

        In addition, the Companies Law provides for certain limitations on a shareholder that holds more than 90% of the company’s shares, or class of shares.

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

        We have been informed by our Israeli legal counsel, that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that all of the following terms are met:

❖	The judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
❖	The judgment can no longer be appealed;
❖	The obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and
❖	The judgment is executory in the state in which it was given.

        Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court will also not declare a foreign judgment enforceable in the occurrence of any of the following:

❖	The judgment was obtained by fraud;
❖	There was no due process;
❖	The judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
❖	The judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or
❖	At the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Item 4.	Information on the Company

4A. History and Development of the Company

History

        Optibase was founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Optibase Ltd. Our principal executive offices are located at 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel, and our telephone number at that location is +972-9-970-9288. Our website is located at www.optibase.com. Optibase is subject to the provisions of the Companies Law. Our U.S. subsidiary, Optibase, Inc., was incorporated in 1991 in Delaware, and is located at 880-2 Maude Avenue, Mountain View, California 94043.

        Beginning February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Tom Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. Based on Schedule 13D filed with the Securities and Exchange Commission, which we refer to herein as the “Commission” or the “SEC”, on June 9, 2005 by Tom Wyler and Arthur Mayer-Sommer, Mr. Wyler holdings at the time were 1,800,000 ordinary shares representing 13.31% of our issued share capital and Mr. Mayer-Sommer’s were 1,200,000 ordinary shares representing 8.87% of our issued share capital. On May 27, 2006, Mr. Wyler purchased from Moshe Namdar 601,838 ordinary shares. Based on Schedule 13D filed with the SEC on May 27, 2006 by Tom Wyler, Mr. Wyler holds 2,401,838 ordinary shares representing 17.8% of our issued share capital. Mr. Wyler also serves as our Chief Executive Officer, President and Executive Chairman of the Board of Directors.

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

        In June 2004, we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100, in consideration for $2.5 million in cash and costs incurred by us totaling $401,000. During the quarter ended December 31, 2004, we wrote down long-lived assets and goodwill related to the acquisition totaling approximately $2 million. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing operation to Artel Software Corp. (for details regarding the sale agreement, see Item 10C. “Material Contracts” below) and we recorded additional restructuring charges, of $125,000 related to our facilities future rent obligation. In the fourth quarter of 2006, based on recent assessments in accordance with the guidance of SFAS 144 and EITF 03-13, we have decided to present the non-linear editing product line operation as discontinued operations. Comparable results for 2005 and 2004 were adjusted accordingly.

        In January 2007, we purchased from Koor Corporate Venture Capital and Koor Industries Ltd. 3,035,223 ordinary shares of Scopus Video Networks Ltd., or Scopus, representing approximately 23% of Scopus’ issued share capital, at an aggregate purchase price of approximately US$ 16 million. Scopus develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers.

        In addition, we hold interest in two companies, as follows:

        V.Box Communication Ltd. – In July 2001, we signed an agreement with a privately held Israeli company called V.Box Communication Ltd., or V.Box, pursuant to which we have invested an initial amount of $250,000 in consideration for convertible bonds which if converted will constitute approximately 34% of V.Box. Through December 31, 2006, we have invested an aggregate amount of $2.6 million in Vbox in order to retain our holdings. The investment was made by way of a loan against a note that can be converted into ordinary shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V.Box; or (iii) mutual consent of us and the other investors of V.Box. In February 2007 we have invested an additional $154,000 by the way of a promissory note bearing no interest and no linkage differentials. Such additional amount will be repaid only out of proceeds received by V.Box on account of sale of all or substantially all of the assets of V.Box or a specific line of products and/or upon the occurrence of an event of default, including among others, insolvency or bankruptcy of V.Box, appointment of a receiver or a liquidator to V.Box and exercise of any liens on all or substantially all of V.Box’ assets. If an event of default occurs, we have a right of first refusal towards V.Box with regard to the purchase of V.Box’ line of product. We sublease a part of our premises to Vbox and also provide Vbox with distribution services in the North America market.

        Mobixell Networks Inc.- In November 2000, we entered into an agreement with a privately held company called Mobixell Networks Inc., or Mobixell, pursuant to which we granted Mobixell a license to use certain of our MPEG-4 technologies valued at $300,000, and committed to invest through one of our subsidiaries at least $1 million. In December 2000, we invested $1,064 million in Mobixell’s series A preferred stock. Mobixell Networks designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery. During the quarter ended March 31, 2003, based on updated information, we decided to adjust downward the value of the investment in Mobixell by its full amount, totaling $1.36 million. However, during the quarter ended September 30, 2003, Mobixell entered into an additional financing round that included new strategic investors. As part of the financing round, we reassessed the investment and decided to participate in the financing round in the amount of $300,000 in Mobixell’s series B Preferred stock. In May 2004 we decided to participate in another financing round in the amount of $400,000 in Mobixell’s series C preferred stock. As a result, our holdings in Mobixell represent 7.08% of its equity. We may participate in future financing rounds in Mobixell and our holdings may be further diluted.

4B. Business Overview

        We provide high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets. During 2006, we operated two product lines: Video Technologies and IPTV. Our products are generally manufactured by the same subcontractors by the use of similar raw materials purchased from the same suppliers. We market our products through a combined sales and marketing team and sell them by way of direct sales and through independent distributors, system integrators and resellers. During the quarter ended December 31, 2005, we decided to significantly reduce the operation of our Digital Non-Linear Editing product line and in September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing operation to Artel Software Corp. (commonly known as Boris FX), or Boris FX. We will supply Boris FX, at its request, with manufacturing services for the Media 100 HD boards for a period of 24 months beginning on September 28, 2005. During the fourth quarter of 2006, based on recent assessments in accordance with SFAS 144 and EITF 03-13, we have decided to present the non-linear editing product line operation as discontinued operations. Comparable results for 2005 have been adjusted accordingly. See also Item 10C. “Material Contracts” below.

Products

Video Technologies

        The Video Technologies product line which consist products such as PCI platforms for encoding, decoding and interfacing with DVB networks, and Media Gateways enables a variety of content creation and streaming applications.

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

        Based on these encoder and decoder platforms we also develop and market content creation software applications which run on the PC and Macintosh computer respectively.

        In addition to the PCI platforms, their SDKs and the software applications that run above them, we also develop and market integrated devices for encoding and streaming which we call Media Gateways. These devices do not require installation of hardware and are remotely managed by either a web interface or an SNMP management application. They do not use the PCI platforms for encoding or decoding though they are based on similar technology.

        We are working on new releases for the MovieMaker HD and a new product that uses the Video Technologies product technology to facilitate the task of encoding content (“Ingest”).

IPTV

        IPTV (Internet Protocol Television) is a system where a digital television service is delivered using the Internet Protocol over a network infrastructure, which may include delivery by a broadband connection. For residential users, IPTV is often provided in conjunction with Video on Demand and may be bundled with Internet services such as Web access and VoIP. The commercial bundling of IPTV, VoIP and Internet access is referred to as a Triple Play. IPTV is typically supplied by a broadband operator using a closed network infrastructure. IPTV may be used to deliver television content over corporate LANs and business networks.

        The IPTV product line enables telephone operators and service providers to offer TV services to their subscribers by leveraging their existing digital subscriber lines, or DSL, and fiber communications infrastructure

        The primary market of the IPTV product line is the IPTV market which mainly consists of telephone operators and internet service providers worldwide who are offering broadband and telephone services. These companies are exploring ways to leverage their existing networks to add new services, and in particular, personalized multi-channel television. These networks (sometimes called “access networks”) are typically Internet Protocol, or IP, enabled over digital subscriber line, or DSL, a family of digital telecommunication protocols designated to allow high speed data communication over existing telephone lines or fiber networks or combinations of these. The new services are offered to home subscribers, to organizations, gated communities or within hotels for entertainment.

        We expect that the IPTV market will grow over the next few years and several market research firms support this expectation. For instance, according to Multimedia Research Group (MRG) market research from March 2006, the number of worldwide DSL subscribers will grow from 97 million in 2004 to 256 million in 2009 and the total number of IPTV subscribers will grow dramatically from 4.3 million in 2005 to 36.8 million in 2009. However, we cannot assure you that the market will grow according to our expectation and indeed, the growth of this market has been lower than expected.

        In these applications, our IPTV products are integrated in a video head-end. They receive content from various analog or digital video sources, like Betacam tape machines or satellite-receivers and distribute the content over an access network. Three key features of the IPTV products are their ability to encode, transcode and transrate uncompressed and/or compressed video feeds. “Encoding” means to compress an uncompressed video source (analog or digital); “Transcoding” means the conversion of a video bitstream from one compression format to another and “Transrating” is the reduction of the bitrate of the video content without changing the compression format. The IPTV products may also be used to implement networked personal video recording, or nPVR, by streaming live channels to a video server in the headend rather than delivering to subscribers directly. Instead, the server delivers the content to subscribers allowing pause, continue, rewind and fast forward through its recently recorded content.

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

        For the MGW5100 and MGW1100, we continue the development of the H.264 (i.e. MPEG-4 Part 10 or AVC) encoders and transcoders by releasing quality improvements and we plan to support H.264 High-Definition encoding. During 2007 we also plan to add the capability to deliver closed captions, teletext and subtitles to these products. We believe that these new features will enable our customers to add new services and will better position our platform.

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

        Our sales efforts in North America, Central America and South America are managed by Optibase, Inc., which is headquartered in Mountain View, California. Our North American sales activities are conducted primarily through our direct sales organization, which focuses on key accounts, which include telecommunication operators, system integrators and OEM accounts that offer strategic opportunities or large volume potential. North American sales efforts are supplemented by our value added resellers, or VAR, channel, through which our products are sold directly to end-users. North America accounted for approximately 54% of our total sales in 2004, approximately 50% of our total sales in 2005 and approximately 45% of our total sales in 2006.

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

        Distributor and direct account relationships outside of North America are managed directly or indirectly from our headquarters in Israel. In Europe these distributors and customers are supported by our sales managers in Israel. This local presence approach brings with it many advantages related to culture and language. Our office in Beijing, China directs our sales efforts in China and Hong Kong and those in Japan are aided by our Japanese representative in Tokyo. In India, we sell our products through our new local sales office. Sales to Asia Pacific or APAC are managed from our office in Singapore and directly from our headquarters in Israel. European sales constituted approximately 18% of our total revenues in 2004, approximately 24% of our total revenues in 2005, and approximately 18% of our total revenues in 2006, while sales in Eastern Asia constituted approximately 18% of our total revenues in 2004, approximately 17% of our total revenues in 2005, and approximately 24% of our total revenues in 2006. Sales in Israel and other areas outside of North America was approximately 10% of our total revenues in 2004, approximately 9% of our total revenues in 2005 and approximately 13% of our total revenues in 2006. Please also see Item 5A. “Operating Results” below.

Technology

        Since our inception, we have focused the efforts of our team of experienced personnel on developing digital video solutions based on standards.

        MPEG-1 was finalized as a standard in 1991, and by 1992 we had introduced our first MPEG-1 PC decoder, which enabled high-quality viewing of digital video content on stand-alone PCs. In 1993, we became one of the first companies to offer a real-time MPEG-1 encoder for the PC. In 1995, we expanded our expertise to include the streaming of video content over IP and other packet-based networks. In 1996, we combined our networking expertise and extensive MPEG experience to introduce our first MPEG networking products, and in the third quarter of 1998, we began shipping our MPEG-based content creation tool, DVDFab! In the first quarter of 2000, we released ComMotion Pro, which is a scalable, Web-based networking software application enabling the transmission of MPEG-1 and MPEG-2 digital video and MP3 digital audio over private broadband networks. Our in-depth understanding of network protocols and the MPEG standard has enabled us to develop real-time MPEG data transfer products and content creation tools.

        In December 2000, we acquired Viewgraphics Inc. Viewgraphics provided Optibase with expertise in DVB (Digital Video Broadcast) technology, primarily through its development of the MediaPump product. Since the acquisition we successfully incorporated the DVB de-multiplexing technology of the MediaPump into our IPTV Product line to enable the transcoding of video content from satellite and its distribution over IP and ATM-based access networks. We continue to invest efforts in the development of these and other technologies:

Encoder and decoder related technology

        Our video encoding technology is based on the MPEG-1, MPEG-2, MPEG-4 part 2, and MPEG-4 part 10 international standards and Microsoft’s proprietary WMT streaming format. MPEG-4 Part 10, also known as H.264 and as AVC (Advanced Video Coding) is a relatively new video compression format jointly developed by the ITU and MPEG. H.264 has been adopted by the emerging IPTV industry for video compression and is also expected to be an enabler for the distribution of high definition video signals (HDTV) over Satellite and Cable infrastructures in the future. Our IPTV products use our standard definition H.264 encoding technology today. We are in the process of developing high definition H.264 encoding technology to be incorporated in our IPTV product line .

        The audio encoding technologies in our products include MPEG-1 Layer II encoding, Dolby AC-3 encoding licensed from Dolby and AAC (Advanced Audio Encoding).

        We have implemented some of these technologies on multimedia DSPs and others by integrating dedicated silicon components and in some cases by integrating technology from a third party.

        Our MPEG-2 encoder products use video encoding technology from LSI Logic. We have developed an MPEG-4 part 2 encoder on a powerful multimedia DSP from Equator Technologies for some of our products. Our H.264 technology was developed in cooperation with a certain technology partner, primarily for our IPTV products. We have also developed an MPEG-2 PCI encoder of high definition video using a dedicated component from NEL for various applications including ingest in broadcast facilities and digital signage.

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

FPGA and Embedded technology

        For some of our product we have developed proprietary technology running on field-programmable gate arrays (FPGA) for processing video before encoding. Some aspects of the technology are designed to stabilize the video input before it is sent for encoding, others are designed to filter the video and derive a signal that is easier for the encoder to encode efficiently. Recent developments in this field enable the scale down of a high definition feed down to standard resolution for standard definition encoding.

DVB (Digital Video Broadcast) technology

        We provide proprietary technology to record, play and process multiple program transport streams (MPTS). The MediaPump can capture all the programs in a multiple program transport stream. Also, on output, the MediaPump takes several single program transport streams, or SPTS, and combines them together into one multiple program transport stream using the MediaPump’s multiplexer. The MediaPump then plays this stream out. Before creating the output multiple program transport streams, the MediaPump can also splice together the digital data bits for two single program transport streams. This patented technology represents an important technological advantage since it makes it possible to switch between MPEG-2 streams without either losing the picture entirely for a second or generating an ugly break-up of the television picture. We have also developed a DVB-compliant scrambling capability implemented on the MediaPump hardware. Scrambling is employed by DVB programming providers to assure that only paying subscribers have access to content. The scrambling process is quite complex and not easily implemented in software. It therefore requires a dedicated hardware component that scrambles the content emitted by the MediaPump before transmission. Having the scrambling feature implemented in our hardware reduces the total cost of providing a service.

IP Network-related technology

        We have developed transport and control protocols for the streaming of multimedia over IP networks, such as the real time transport protocol, or RTP, and the real time control protocol, or RTCP, that are becoming widely adopted and standard in the industry. In particular, we have implemented the specifications of the ISMA (Internet Streaming Media Alliance) for the transmission of audiovisual content over the Internet. We have also developed smoothing algorithms in our streaming products that are used to reduce congestion of the network and prevent the dropping of packets in routers and by other networking interfaces. Another mechanism enables graceful recovery when encountering packet loss during the playing of a stream.

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

Content creation technology

        Specific technology contained in the encoder SDKs, which facilitates video content creation, is embodied in our content creation software, the Composer. The Composer handles the frame accurate operation of encoding and controls a VCR (video cassette recorder) to enable frame accurate capture from the device for the content creation process. A real-time preview component allows for previewing encoded material via an external MPEG decoder.

        We have developed support for the Material Exchange Format, or MXF in the Composer. MXF is a file format that was designed for the interchange of audiovisual material and its associated descriptive data (“metadata”) for the content creation workflow. The Composer with MXF support will assist video production installations to migrate from existing tape-oriented work flows to digital video server-oriented workflows, in which they can easily create audiovisual content and associate descriptive data with the content for later reference or modification by editing and archiving systems.

        We are also developing the ability to transcode files from one compression format to another using our PCI encoding technology. As the handling of high definition video is typically processing intensive, the use of hardware is advantageous because it offloads the task from the PC and speeds up the transcoding tasks.

        We have also developed the ability to encode two copies of the content simultaneously. One of the copies is called the Master and is typically encoded at a high bit-rate and high pixel resolution in order to retain the best video quality. The other copy is called the Proxy and is encoded at a lower bit-rate and quality. The Master is the primary output of the content creation process. The Proxy is frame-aligned with the Master, but being smaller, can be used for browsing content easily over a network for review, annotation or for preparing translated audio tracks or subtitles.

Management Software Technology

        As part of the development of our media gateways products we have developed management software. For some of our products we have implemented hyper text markup language, or HTML, software for management using web-based browsers. For our IPTV products we have developed a comprehensive management application using SNMP (simple network management protocol). The application enables the provisioning of each device and provides monitoring, alarm generation and automatic fail-over.

Transcoding technology

        An important feature developed for the IPTV products is the ability to transcode one media format to another. We have developed the ability to transcode compression formats from MPEG-2 to MPEG-4 (compliant with part 2 or part 10, the latter also referred to as AVC or H.264), from MPEG-2 to Windows Media compliant format and to transrate from MPEG-2 at a high bit rate to MPEG-2 at a lower bit rate. The source can be either a variable bit rate, or VBR, or constant bit rate, or CBR, compression format. Some of the technology is licensed from a technology vendor and integrated into our products. We have also developed the ability to pass-through specified elements of the audiovisual information without transcoding, such as closed captions and audio streams. In addition to transcoding at the compression layer, we have further enhanced our networking capabilities to perform translation of the network layer between DVB, IP/Ethernet and ATM according to the needs of the service provider. With regard to ATM we have developed the capability of transmitting audiovisual content over native ATM and over IP over ATM.

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

        As part of the process of product development, we work closely with current and potential customers, dealers, distributors and leading companies in relevant industries to identify market needs and define appropriate product specifications. As of April 15, 2007, our research and development department was comprised of 45 employees all of whom are located in our headquarters in Israel. Our research and development net expenses were $3.8 million in 2004, $4 million in 2005, and $4.2 million in 2006.

        Due to the significant reduction of our Digital Non-Linear Editing operations we have eliminated all of our R&D activities related to the Digital Non-linear product line.

        Our research and development efforts have been financed through internal resources as well as through programs sponsored by the Israel Office of the Chief Scientist, or OCS, in the Israeli Ministry of Industry and Trade, and the European Union Research and Development Program. The total funding from these sources was $2 million in 2004, $2.1 million in 2005, and $1.9 million in 2006.

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

        Generally, grants from the OCS constitute up to 50% of qualifying research and development expenditures for a particular approved project. Under the terms of the OCS participation, a royalty of 3% to 5% is due on revenues from sales of products and related services that are developed from projects funded by the OCS. Royalty obligations are limited to 100% of the dollar-linked amount of the OCS grant. Royalties on grants recorded for programs beginning on or after January 1, 1999 bear interest linked to the LIBOR. The payment of royalties is contingent upon actual sales of the products. The terms of the OCS grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel at an increased annual return rate. In March 2005, the Israeli parliament approved an amendment to the R&D Law, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated. Through December 31, 2006, we received grants from the OCS aggregating $6.6 million for certain of our research and development projects. As of December 31, 2006, accrued and paid royalties to the OCS totaled $3.6 million. As of December 31, 2006 the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $3 million plus interest.

        In addition to the programs mentioned above the OCS provides royalty-free grants through the MAGNET program which dedicates its funds to the development of generic technology by consortia of Israeli companies in Israel. We have already participated in two MAGNET consortia, MOST and STRIMM and are currently participating in NEGEV. One of the goals of the MOST project was the creation and distribution of digital video over networks for on-line services. The MOST project was completed and the consortium terminated on March 31, 2000. The goals of the STRIMM project were to provide seamless usage of internet-base video and audio mail messaging services. Various clients (using a PC, PDA, cellular phone or similar terminals) on various access networks (broadband and narrowband) would be able to receive and play video messages in stream mode without the need to download the (large) video message to their device. Video format and network protocols are transcoded without user intervention, according to the connection and device capabilities of the terminal. The STRIMM project was completed on July 31, 2005. Through December 31, 2006, we recorded grants from the MAGNET, MOST and STRIMM consortiums, aggregating $5.4 million. The goal of the NEGEV consortium is to develop the infrastructure and techniques for the processing, management and delivery of content to facilitate personalized, on-demand services over broadband and mobile networks. This consortium began operation in August 2006.

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

        Through December 31, 2006 we have obtained approvals for grants for fifteen research and development projects for a total amount of approximately $6.9 million (of which approximately $6.3 million has already been offset against research and development expenses).

Service and Support

        We believe that providing a high level of customer service and support is essential to our success. Since 2005, we have been offering our IPTV customers two types of service level agreements (SLA) Silver service and Gold service. The main differences between the two types of services is that SLA is offered during standard working hours and Gold SLA is available for 24 hours a day, on all days of the year. The gold service level also offers an advance replacement service. Our technical support personnel provide worldwide services through each of our main offices in Israel, United States, China, Singapore, India and Japan. In the United States, we provide the first-line of support through our wholly owned subsidiary, Optibase Inc., from the Mountain View office. Outside of the United States and Israel, our independent distributors provide the first-line of support in their respective territories, while in Israel, we provide a second-line of support to those customers. We also support customer inquiries via a web based Help Desk system to which all our customers are linked, on-premises support, telephone and e-mail support, and provide additional technical information on our Internet home page. We also provide a one-year warranty on our hardware products. In addition, we organize technical seminars from time to time to further enhance the technical knowledge of distributors and resellers in the use of our products.

Manufacturing and Sources of Supply

        Our manufacturing facilities, located in Herzliya, Israel, perform procurement of components, final assembly, testing and quality control of our products. We out-source assembly of hardware modules to multiple manufacturers in Israel who work in accordance with our designs and specifications. This outsourcing strategy has improved product quality and our gross margins. Quality control of our products is conducted at various production stages, both at facilities belonging to the subcontractors and at our facilities. We have implemented a supplier qualification program to ensure subcontractor quality standards. We monitor printed circuit performance by way of statistical survey and a reporting system that tracks boards from initial inspection to shipment. To accommodate increased production levels, we have initiated a program of subcontracting the manufacturing of high-volume products to manufacturers who also procure the required components. Under this system, we purchase fully assembled and tested products at predetermined prices. We intend to continue to outsource additional products as production levels increase and we are satisfied as to the quality control of our subcontractors. These types of arrangements will allow us to focus on the manufacture of low-volume products, which are generally more complex in nature and require more rigorous assembly, testing and quality control procedures.

        Key components used in our products are presently available from, or supplied by, only one source and other components are available from limited sources.

❖	H.264 SD and HD video encoding tools provided by a technological partner;
❖	Various modules, which are integrated in our systems, both for the MGW5100, MGW 1100 and the MGW1000 including: Switches supplied by PTI (Performance Technologies Inc.) and Interface, a switch supplied by Intel, Hosts supplied by Freescale and Kontron, backplane board by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd.;
❖	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc. and TI, which are used in our MGW 5100, MGW 1100, MGW 2400, MGE 400 and Movie Maker 400 products;
❖	Video compression chips manufactured by LSI Logic;
❖	Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;
❖	Freescale, Inc.'s DSPs, which are included in our decoders and encoders;
❖	A video decoding chip manufactured by IBM;
❖	HD compression chips manufactured by NEL;
❖	SDI interface chips manufactured by Gennum;
❖	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
❖	A video processing chipset from Gennum, which is used in our MM200s;
❖	Programmable devices by Xilinx, which are used in our Mediapump;

        Although we generally do not have long term supply contracts with our suppliers, we have, in the past, been able to obtain supplies of components and raw materials in a timely manner and upon acceptable terms. We cannot assure you that in the future we will not face interruptions or delays in the supply of key components. The design of components to replace any of these limited source components could require six months or more, and our results of operations could be adversely affected in the event of an extended interruption or delay.

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

        The principal competitors of our Video Technologies products in the Enterprise and Government markets are VBrick Systems Inc., Amnis Systems (formerly Optivision, Inc.) and Verint Systems, Inc. In the Broadcast markets our competitors for these products include Vela Research Inc., Dektec, VideoPropulsion, CMI and Stradis, Inc. In the post-production market we compete with Canopus and Matrox, The post-production market is also characterized by increasing indirect competition from vendors of software encoders and decoders like Digital Rapids, Ligos and Intervideo combined with capture cards from Winnov, Inc. and Viewcast, Inc.

        The principal competitors in the IPTV market include Envivio, Thomson, Tandberg Television ASA, Harmonic Inc., Minerva Inc. and to a limited extent, Scopus. In January 2007, we purchased from Koor Corporate Venture Capital and Koor Industries Ltd. approximately 23% of Scopus’ issued share capital. Item 10C. “Material Contracts” below. Many of these competitors have substantially greater financial, technical, and marketing resources than Optibase. Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do. Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors. Moreover, some companies in the digital video and streaming market, including some of our competitors, are participating in business combinations. These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

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

Intellectual Property

        Our future success and ability to compete are dependent, in part, upon our proprietary technology. We rely on patent, trade secret, trademark, copyright law, and confidential agreements to protect our intellectual property. Relating to technologies developed in Optibase Ltd., we hold ten issued patents, four granted in Israel, four granted in the United States, one in Australia and one in Europe (verified in France and the United Kingdom). We also have two pending application in the United States and one in Israel relating to the MGW 5100 (one of which was already granted in Europe).

        We also acquired a patent portfolio relating to the DVB technology in connection with the Viewgraphics transaction, see Item 4A. “History and Development of the Company” above. This includes five allowed patents in the United States and one in Israel.

        Certain patents acquired by us in the Media 100 transaction were sold to Acoustics Technology LLC, see Item 10C. “Material Contracts” below.

Effect of Government Regulation on our Business

        Regulation of our business by the Israeli government affects our business in several ways. We benefit from certain tax incentives promulgated by the government of Israel, including programs sponsored by the OCS, in the Israeli Ministry of Industry, Trade and Labor for the support of research and development activities. We also obtained funding from the MOST, STRIMM and NEGEV consortia, which are part of the OCS MAGNET program. The terms of the OCS grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. For further information see “Research and Development” above.

        We are subject to the Companies Law and regulations promulgated under that law, which regulate the activities of companies incorporated in Israel. Please see the Item 3D. “Risk Factors” under the heading “Risks Related to Operating in Israel” above, as well as Item 10. “Additional Information” below for more information on the effects of governmental regulation of our business.

4C. Organizational Structure

        Optibase has one wholly owned subsidiary: Optibase, Inc. which was incorporated in 1991 in Delaware and is currently located in Mountain View, California. Optibase, Inc. manages our North American sales, marketing and customer support activities.

        Our sales activities in Europe (including Israel) are conducted through sales managers. In 1999 and 2000 we established offices in Japan and in China, respectively, to cultivate closer relationships with local sales forces and potential system integrators and expand our business development activities in those local markets. In 2005 we established an office in Singapore that focuses on marketing, and supports our products in Asia Pacific. During 2007 we established a new office in India, which will focus on marketing and supporting our products in India.

        In addition, we hold convertible bonds which if converted will constitute approximately 34% of V.Box, a provider of Digital TV and Data Broadcast receiver equipment for Video and Data applications. We also hold approximately 7.08% of Mobixell’s issued and outstanding share capital, which designs, develop and markets solutions for mobile rich media adaptation, optimization and delivery. We further hold approximately 23% of Scopus Video Networks Ltd. which is engaged in the development, marketing and support of digital video networking products that enable network operators to offer advanced video services to their subscribers.

4D. Property, Plants and Equipment

        Our headquarters are located in offices occupying approximately 25,385 square feet in Herzliya Pituach, Israel, out of which 2,902 square feet are subleased. Our lease on this space expires on December 31, 2008.

        Optibase, Inc.‘s headquarters occupy approximately 7,404 square feet in Mountain View, California. The current lease expires on August 31, 2009.

        We rent an office of approximately 1,496 square feet in Beijing, China pursuant to a one-year lease that will expire in December 2007. We rent an office of approximately 590 square feet in Singapore. Since March 2007 we are renting 430 square feet in India.

Item 4A.	Unresolved Staff Comments

        Not Applicable.

Item 5.	Operating and Financial Review and Prospects

        The following discussion and analysis about our financial condition and results of operations contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3D. –“Risk Factors” above and Item 5D. – “Trend Information” below, as well as those discussed elsewhere in this Annual Report. You should read the following discussion and analysis in conjunction with the “Selected Consolidated Financial Data” and the Consolidated Financial Statements included elsewhere in this Annual Report.

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

        In June 2004, we purchased certain assets and liabilities of Media 100, Inc. which formed the basis of our former Digital Non-Linear Editing product line. While the Digital Non-Linear Editing product line represented approximately 13.6% of our revenues in 2005, it also required diversion of research and development resources and significantly increased our expenses. As a result, during the quarter ended December 31, 2004 our board of directors decided to significantly reduce the operation of our Digital Non-Linear Editing product line and focus our resources on initiatives in the IPTV market. On January 7, 2005, we announced a restructuring of our Digital Non-Linear Editing product line. A considerable number of employees were laid off and our research and development efforts were significantly reduced. As a result, we recorded impairment of long-lived assets of approximately $2 million in the quarter ended December 31, 2004 and restructuring charges of approximately $84,000 in the quarter ended March 31, 2005.

        On June 22, 2005, we signed an agreement with Artel Software Corp. (commonly known as Boris FX), pursuant to which we sold one of our products known as the Final Effects complete product suite, in consideration for $100,000. In respect of such sale we recorded other income in the amount of $75,000 (net of transaction expenses in the amount of $25,000. During the third quarter of 2005 we entered into an additional agreement with Boris FX pursuant to which we sold our Digital Non-Linear Editing product line activity including all service, warranty and maintenance obligations. We have further undertaken to supply Boris FX, at Boris FX’ request, with manufacturing services for the Media 100 HD boards for a period of 24 months beginning on September 28, 2005, see also Item 10C. “Material Contracts” below. As a result, we recorded capital losses in the amount of $60,000 due to the sale of certain fixed assets to Boris FX and restructuring charges of approximately $125,000 related to our facilities future rent obligation.

        On November 1, 2005, as part of the agreements signed with Boris FX, we entered into a sublease agreement with Boris FX pursuant to which we subleased our facilities in Marlborough, Massachusetts (totaling approximately 19,182 square feet) to Boris FX until December 31, 2007. The aggregate consideration to be paid to us in connection with the sublease is approximately $453,000. Our future lease payment under the lease agreement until December 31, 2007 amount to approximately $550,000. We have recorded the sublease payment as a reduction of the restructuring accrual. In the fourth quarter of, 2006 based on recent assessments and in accordance with the guidance of SFAS 144 and EITF 03-13, we have decided to present the Digital Non Linear product line operation as discontinued operations and our comparable results for 2005 and 2004 were adjusted accordingly.

        As we believe the IPTV market is still in its infancy, we have invested significantly in the promotion and sales of our products in order to increase sales and position ourselves as a major player in the market. During 2005 and 2006, we strengthened our sales team and sales support team and expanded our worldwide reach

        During the fourth quarter of 2005, we introduced a new version of the MGW5100 that supports H.264 video encoding. H.264 also known as MPEG-4 Part 10 and as AVC (Advanced Video Coding), is a new video compression standard jointly developed by the ITU and MPEG. H.264 has been adopted by the emerging IPTV industry for video compression and is also expected to be an enabler for the distribution of high definition video signals (HDTV) over Satellite and Cable infrastructures in the future. During 2006 we have seen this trend strengthening. The H.264 compression standard is a requirement in the majority of IPTV deployments. Moreover, the requirement to provide HDTV channels encoded with H.264 for IPTV is also quite common. On March 10, 2006, the Society of Motion Picture and Television Engineers (SMPTE) formally published the Final Specification for SMPTE 421M, also known as VC-1. VC-1 is an advanced compression format based on Microsoft’s Windows Media 9. Though now standardized, the industry is not widely deploying IPTV services using this format.

        We generate most of our revenues from three territories: North America, Europe, including Israel, and Asia Pacific. During 2006, these three regions accounted for 45%, 31% and 24% of our revenues, respectively.

        As of December 31, 2006, we had available cash, cash equivalents, long term investments and other financial investments net of approximately $42.9 million. For information regarding the investment of our available cash, see Item 5B. “Liquidity and Capital Resources” below.

        We use the U.S. dollar as our functional currency. Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. In 2006, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time we issue the invoice for the transaction. Our headquarters are located in Herzliya Pituach, Israel; our subsidiary facilities in the United States are located in Mountain View, California. We maintain offices in Japan, China, Singapore and India in order to establish and expand our “local presence” at the markets and use the advantages, related to culture and language, of that approach.

Revenues and Sales

        The following table sets forth, for the periods indicated, the total consolidated sales (in thousands) derived from each of our product lines.

	Year Ended December 31,
Product Line	2004	2005	2006

Video Technology	$15,423	$15,316	$12,060
IPTV	2,422	4,027	5,917

Total	$17,845	$19,343	$17,977

        Our level of revenues fluctuated in recent years from $17.8 million in 2004, to $19.3 million in 2005 and to $18 million in 2006. The decrease in 2006 compared to 2005 can mainly be attributed to the decrease in our Video Technology product line sales in 2006 which was partially offset by the addition in sales of our IPTV product line sales. The IPTV product line generated revenues of approximately $6 million in the 2006 compared to approximately $4 million in the 2005 and approximately $2.4 million in 2004. The increase is mainly due to our increased focus on the IPTV market and allocation of sales efforts and resources towards it. The increase in 2005 compared to 2004 can be mainly attributed to the increase in our IPTV product line sales. However, our level of losses in recent years has stayed relatively the same with a slight improvement over the years. We managed to reduce the yearly loss from net loss of $3.7 million in 2004 to $3.4 million in 2005 and to $3.1 million in 2006. The decrease in our net loss in 2006 can be mainly attributed to the decrease in our other expenses, which reflect the recorded impairment losses of Vbox Communications. The decrease in our net loss in 2005 can be mainly attributed to the significant decrease in our operating expenses as a result of selling our Digital Non-Linear Editing product line activity during 2005, offset by the decrease in our financial income. As of December 31, 2006, we had accumulated losses of $73 million.

        The following table sets forth, for the periods indicated, the percentage of total consolidated sales derived from sales into each of the regions identified in the table, regardless of the operating unit, which generated the sale.

	Year Ended December 31,
Region	2004	2005	2006

North America	54%	50%	45%
Europe	18%	24%	18%
Eastern Asia	18%	17%	24%
Other countries, including Israel	10%	9%	13%

        The portion of our revenues, as a percentage of total sales and in dollar amounts, derived from sales into North America and Europe decreased in 2006 compared to 2005 while the portion of sales into Eastern Asia and other countries including Israel increased. The decrease in sales into North America can be mainly attributed to infancy of the IPTV market in this region, on the other hand the increase in sales into eastern Asia is a result of our successful efforts to promote our product, close few significant IPTV deals and increase sales in this region. We sell directly to system integrators, OEMs and value-added resellers, or VARs. Outside of North America, we also sell to distributors. Sales of our products to system integrators can involve a lengthy process and the timing of volume orders from system integrators can be difficult to forecast. As a result, revenues may fluctuate from quarter to quarter depending on the timing and volume of orders. Since these types of customers typically request initial delivery within four to eight weeks of their placement of orders, we have historically had a minimal backlog of orders.

        The majority of our revenues are derived from sales of our standard products. Additionally, from time to time, we have the opportunity to develop customized products, which require varying amounts of modifications to our standard products and existing technology. Dollar amount and the percentage of revenues represented by standard products and customized products, respectively, fluctuate from period to period depending on a variety of factors, including the number, size and timing of customized product activities.

Cost of revenues

        Cost of revenues consists primarily of raw material costs, costs of subcontracting manufacturing and assembly, labor expense, write-off of obsolescence inventory, royalty payments made to the Israeli OCS, amortization of capitalized software development costs, other acquisition related costs and allocated overhead attributable to our production operations.

Research and development expenses

        Research and development expenses, net, consist primarily of labor expenses, development-related raw materials and sub contractors services, acquisition related costs and stock option compensation charges and related overheard, offset by grants from the OCS, including the OCS MAGNET program, and from the European Union.

Sales and marketing expenses

        Selling and marketing expenses, net, consist primarily of compensation expenses, promotional expenses, travel costs and related overhead and expenses.

General and administrative expenses.

        General and administrative expenses consist primarily of fees to outside consultants, legal and accounting fees, stock option compensation charges and certain office maintenance costs.

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

Taxes

        As of 2006, Israeli companies are generally subject to a corporate income tax rate of 31%. The income tax rate for Israeli companies is scheduled to be gradually reduced to 25% by 2010. We were granted Approved Enterprise status under the Law for the Encouragement of Capital Investment, 1959 which allow us to enjoy two alternative tax benefits. Under one of the alternatives, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period depending on the level of foreign investment. See also Item 10E. “Taxation” under the heading “Israeli Taxation-Law for the Encouragement of Capital Investment, 1959” below. The period during which we are entitled to receive these benefits is limited to seven or ten years from the first year that taxable income is generated, 12 years from commencement of production or within 14 years from the date of approval of the Approved Enterprise status. A recent amendment to the Law, which has been officially published effective as of April 1, 2005 has changed certain provisions of the Law. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). See also Item 10E. “Taxation” under the heading “Israeli Taxation-Law for the Encouragement of Capital Investment, 1959” below.

        As of December 31, 2006, we had approximately $32.9 million of net operating loss carry-forwards for Israeli tax purposes which we will have to utilize before we can make use of the tax benefits arising from our “Approved Enterprise” status. These net operating loss carry-forwards have no expiration date

5A. Operating Results

        The following table sets forth, for the years ended December 31, 2004, 2005 and 2006 statements of operations data as percentages of our revenues:

	Year Ended December 31
	2004	2005	2006

Revenues	100.0%	100.0%	100.0%
Cost of revenues	42.1	40.4	42.9
Gross margin	57.9	59.6	57.1
Operating expenses:
Research and development, net	21.1	20.7	23.4
Selling and marketing, net	44.4	45.4	46.1
General and administrative	13.3	9.8	11.9
Total operating expenses	78.8	75.9	81.4
Operating (loss)	(20.9)	(16.3)	(24.3)
Other income (expenses), net	4.5	(3.2)	(1)
Financial income, net	31.8	8.2	7.8
Net income (loss) from continuing operations	15.4	(11.3)	(17.5)

(Loss) Income from Discontinued Operations	(36.0)	(6.5)	0.1
Net loss	(20.6)%	(17.8)%	(17.4)%

Results of Operations for the Years Ended 2006 and 2005

        In June 2004, we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing operation to Artel Software Corp. for details regarding the sale agreement, see Item 10C. “Material Contracts” below. In December 2006, based on recent assessments in accordance with the guidance SFAS 144 and EITF 03-13, we have decided to present the non-linear editing product line operation as discontinued operations and as such all amounts related to the operational results of the digital non linear product line presented accordingly. For further information on the digital non linear transactions see Item 5. “Operating and Financial Review and Prospects – Overview” above.

        Revenues. Our revenues decreased by 7.1% to $18 million in 2006 from $19.3 million in 2005. The decrease can mainly be attributed to the decline in our Video Technology product line sales by approximately 21% partially compensated by the increase in sales of the IPTV product line, mainly in Europe and Asia Pacific.

        Cost of Revenues. Cost of revenues as a percentage of revenues increased to approximately 42.9% in 2006 compared to approximately 40.4% in 2005, an increase of approximately 3%, and amounted both in 2005 and 2006 to $7.8 million. The slight increase can be mainly attributed to the increased sales of our IPTV products in which the cost of materials is relatively higher than the Video Technology product line. Our cost of revenues may fluctuate as a percentage of revenues depending on our product mix, changes in raw materials cost and other factors.

        Research and Development Expenses, Net. Our net research and development expenses increased by approximately 5.2% to $4.2 million in 2006 from $4 million in 2005. As a percentage of revenues, net research and development expenses increased to approximately 23.4% in 2006 from approximately 20.7% in 2005. The increase in research and development expenses can primarily be attributed to the decrease in our research and development grants received from the OCS and the European Union by approximately $215,000 and compensation expenses, due to the implementation of SFAS 123R, totaling approximately $268,000, partially offset by the reduction of other expenses mainly subcontractors costs. Research and development grants received from the OCS, including the OCS MAGNET program, and from the European Union decreased to approximately $1.9 million in 2006 from approximately $2.1 million in 2005.

        Selling and Marketing Expenses, Net. Our net selling and marketing expenses decreased approximately by 5.8% to $8.3 million in 2006 from $8.8 million in 2005. As a percentage of revenues, net selling and marketing expenses increased to approximately 46.1% in 2006 from approximately 45.4% in 2005. The decrease in selling and marketing expenses can be primarily attributed to the decrease in salaries and related costs which was a result of departure of employees mainly in our U.S base company. Selling and marketing expenses may fluctuate as a percentage of revenues, depending, in part, on fluctuations in the level of revenues.

        General and Administrative Expenses. General and administrative expenses increased approximately by 12.8% to $2.1 million in 2006 from $1.9 million in 2005. As a percentage of revenues, general and administrative expenses increased to approximately 11.9% in 2006 from approximately 9.8% in 2005. The increase in dollar amount can be mainly attributed to an increase in our expenses for professional services, increase in our bad debt expenses and compensation expenses, due to the implementation of SFAS 123R.

        Operating Income. As a result of the foregoing, we recorded operating loss of $4.4 million in 2006 compared with an operating loss of $3.2 million in 2005. The decrease in the operational loss can be primarily attributed to the increase in research and development costs, the increase in our general and administrative expenses and the decrease in our revenues.

        Other Income (Expenses), Net. We recorded other expenses, net, of $171,000 in 2006, compared to other expenses, net of $622,000 million in 2005. In 2006 and 2005 we recorded expenses totaling approximately $173,000 and $622,000, respectively in respect of our investment in V.Box by following the guidelines of the hypothetical liquidation method.

        Financial Income (Expenses), Net. We recorded financial income, net of $1.4 million in 2006, compared with $1.6 million in 2005. The decrease can be mainly attributed to the continuing increase in the 6-month Libor rate during 2006, which resulted in our continuing loss of interest on the structured notes we acquired. For additional details regarding our structured notes, see Item 3D. “Risk Factors” under the heading “Risks Relating to the Economy, Our Financial Condition and Shareholdings” above and Item 11 “Quantitative and Qualitative Disclosure About Market Risk” under the heading “Investment Risk” below.

        Net Income (Loss) from Continuing Operations. We recorded net loss of $3.1 million in 2006, compared with a net loss of $2.2 million in 2005. The increase in our net loss from continuing operations can be mainly attributed to the decrease in our Gross profit as a result of the decrease in our sales partially offset buy the decrease in other expenses, representing Impairment losses of our subsidiary V.Box, by approximately $450,000.

        Discontinued Operation. In the fourth quarter of 2006 based on recent assessments and in accordance with the guidance of SFAS 144 and EITF 03-13, we have decided to present the Digital Non Linear product line operation, which was sold in the third quarter ending September 30, 2005, as discontinued operations. Net income related to discontinued operation in 2006 totaled to $15,000, compared to net loss of $1.3 millions in 2005.

        Net Income (Loss). We recorded net loss of $3.1 million in 2006, compared with a net loss of $3.4 million in 2005. The slight decrease in our net loss can be mainly attributed to the termination of the Digital Non Linear Editing product line activity during 2005, this activity, which was classified as discontinued operation, (see “Item 5. Operating and Financial Review and Prospects – Overview” above) generated a net loss of $1.3 millions in 2005 compared to net revenues of $15,000 in 2006. The decrease can also be attributed to the decrease in our other expenses, representing Impairment losses of our subsidiary V.Box, by approximately $450,000. The decrease in our expenses was offset by the decrease in our sales and as a result the decrease in our gross profit by approximately $1.3M.

Results of Operations for the Years Ended 2005 and 2004

        Revenues. Our revenues increased by 8.4% to $19.3 million in 2005 from $17.8 million in 2004. The increase can mainly be attributed to the increase in sales of the IPTV product line, mainly in Europe, while the Video Technology product lines remain stable.

        Cost of Revenues. Cost of revenues increased by approximately 3.9% to $7.8 million in 2005 from $7.5 million in 2004. The increase can be mainly attributed to the increased sales of our IPTV products in which the cost of materials is relatively higher than the Video Technology product line. Cost of revenues as a percentage of revenues decreased to approximately 40.4% in 2005 compared to approximately 42.1% in 2004. Our cost of revenues may fluctuate as a percentage of revenues depending on our product mix, changes in raw materials cost and other factors.

        Research and Development Expenses, Net. Our net research and development expenses increased by approximately 6.4% to $4 million in 2005 from $3.8 million in 2004. As a percentage of revenues, net research and development expenses decreased to approximately 20.7% in 2005 from approximately 21.1% in 2004. The increase in research and development expenses can primarily be attributed to an increase in development–related raw materials and subcontractors services. Research and development grants received from the OCS, including the OCS MAGNET program, and from the European Union increased to approximately $2.1 million in 2005 from approximately $2 million in 2004.

        Selling and Marketing Expenses, Net. Our net selling and marketing expenses increased approximately by 10.9% to $8.8 million in 2005 from $7.9 million in 2004. As a percentage of revenues, net selling and marketing expenses increased to approximately 45.5% in 2005 from approximately 44.4% in 2004. The increase in selling and marketing expenses can be primarily attributed to our efforts to thicken our sales and technical support force and our efforts to expand our local presence mainly in the Far East. Selling and marketing expenses may fluctuate as a percentage of revenues, depending, in part, on fluctuations in the level of revenues.

        General and Administrative Expenses. General and administrative expenses decreased approximately by 20.2% to $1.9 million in 2005 from $2.4 million in 2004. As a percentage of revenues, general and administrative expenses decreased to approximately 9.8% in 2005 from approximately 13.3% in 2004. The decrease in dollar amount can be mainly attributed to the decrease in labor costs and other expenses.

        Operating Income. As a result of the foregoing, we recorded operating loss of $3.1 million in 2005 compared with an operating loss of $3.7 million in 2004. The decrease in the operational loss can be primarily attributed to the increase in gross profit as a result of the sales increment totaled to approximately $1.2 million and the decrease in our general and administrative expenses offset by the increase in our R&D and marketing and selling costs.

        Other Income, Net. We recorded other expenses, net, of $622,000 in 2005, compared to other income of $808,000 in 2004. The expenses in 2005 consist of approximately $622,000 in respect of our investment in Vbox by following the guidelines of the hypothetical liquidation method. In 2004 we have recorded net income of $808,000. Of the total income in 2004, $1.4 million is related to the claim settlement with Merrill Lynch & CO. paid to us during February 2004 following an award in favor of us by the arbitration panel on December 24, 2003. We also recorded expenses totaling approximately $574,000 in respect of our investment in V.Box by following the guidelines of the hypothetical liquidation method.

        Financial Income (Expenses), Net. We recorded financial income, net of financial expenses, of $1.6 million in 2005, compared with $5.7 million in 2004. The decrease can be mainly attributed to the increase in the 6-month Libor rate during 2005 which resulted in our loss of interest on the structured notes we acquired. For additional details regarding our structured notes, see Item 3D. “Risk Factors” under the heading “Risks Relating to the Economy, Our Financial Condition and Shareholdings” above and Item 11 “Quantitative and Qualitative Disclosure About Market Risk” under the heading “Investment Risk” below. If the 6-month Libor rate remains in its current rate or continues to increase, we expect not to receive the interest for the upcoming payment period with respect to all of our structured notes.

        Net Income (Loss). We recorded net loss of $3.4 million in 2005, compared with a net loss of $3.7 million in 2004. The decrease in our net loss can mainly be attributed to our decision to significantly reduce our Digital Non-Linear Editing research and development effort which eventually resulted in our decision to terminate the Digital Non-Linear Editing activity which is presented as discontinued operation and the decrease in other income net, which was offset by the decrease in our financial income and the decrease in other operating expenses.

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

        Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

❖	Revenue recognition;
❖	allowance for doubtful debts;
❖	Inventories valuation;
❖	Impairment of goodwill and long- lived assets;
❖	Impairment of other long- term investment;
❖	Impairment and classifications of marketable securities investments;
❖	Accounting for stock-based compensation; and
❖	Contingencies.

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

        Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) used by us, is determined based on the renewal rate charged when these elements are sold separately. We recognize revenues from maintenance over the contractual period for the maintenance, which is generally one-year. Maintenance is available at multiple levels of support. Quotes are optional and depend on whether a customer chooses to buy a maintenance contract or not.

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

Allowance for doubtful debts

        We review on a continuing basis the ability to collect on the trade accounts receivable and the adequacy of the allowance for doubtful debts against the trade receivables. We specifically analyze customer accounts, account receivable aging reports, history of bad debts and the business or industry sector to which they belong, customer concentrations, customer credit-worthiness, current economic trends and any other pertinent factors that come to light and to our attention. Generally a provision will be made when a trade receivable becomes 90 days past due. In exceptional cases, a provision after 90 days past due will be waived when, after due diligence with the customer, we are confident that the receivable is still collectible and the customer has demonstrated that payment is forthcoming. In addition, we provide approximately 2% of the trade receivable amount as a general provision for doubtful debts. As of December 31, 2006, our provision for doubtful debt was approximately $313,000.

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

Impairment and classifications of marketable securities investments

        As of December 31, 2006 all marketable securities investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in shareholders’ equity. Investment income is recorded when earned. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination. As of December 31, 2006, we reclassified our structured notes having fair value lower than the amortized cost as long-term or short terms investment according to the expected maturity date of the notes or the expected redemption date of the note if See Item 11 “Quantitative and Qualitative Disclosure”. Since we believe that the decline in fair market value is not other-than- temporary and we have the intent and ability to hold the structured notes till recovery in accordance with SAB 59.Testing for impairment of investments also requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The current economic environment and recent volatility of securities markets have increased the difficulty of determining fair value and assessing investment impairment. The same influences tend to increase the risk of potentially impaired assets.

Accounting for equity-based compensation

        Effective January 1, 2006, we adopted FASB Statement No. 123(R), “Share-Based Payment,” (SFAS 123(R)). SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and related interpretations, and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Pro-forma disclosure is no longer an alternative. In 2006, we recognized equity-based compensation expense under SFAS 123(R) in the amount of $714,000.

        As of December 31, 2006, we had $1.3 million of unrecognized compensation expense related to non-vested shares options and non-vested restricted shares awards. For options granted before January 1, 2006, and which had graded vesting, we recognized compensation expenses, based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were accounted for as they occurred, but have been estimated with the adoption of SFAS 123(R) for those awards not yet vested. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

        We adopted SFAS 123(R) using the modified-prospective-transition method. Under this transition method, compensation costs recognized in 2006 include (a) compensation costs for all stock-based payments granted prior to, but that had not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the pro-forma provisions of SFAS 123, adjusted for the effect of estimating forfeitures, and (b) compensation costs for the equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards and value restricted stock based on the market value of the underlying shares at the date of grant.

        As a result of adopting SFAS 123(R) on January 1, 2006, our income before income taxes for 2006 is $519,000 lower than if we had continued to account for equity-based compensation under APB No. 25. Basic and diluted earning per share for 2006 is $0.04 lower than if we had continued to account for equity-based compensation under APB No. 25

Contingencies

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

Recent Accounting Pronouncements

        In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for income taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We do not expect the adoption of FIN 48 will have any material effect on our consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 159.

Conditions in Israel

        We are incorporated under the laws of the State of Israel, and our principal offices and substantially all research and development and manufacturing facilities are located in Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. In August 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations. Certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

        Generally, all male adult citizens and permanent residents of Israel under the age of 45 are obligated to perform military reserve duty of up to 36 days annually or longer under certain circumstances. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since our inception, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect of any expansion or reduction of such obligations on us.

Economic Conditions

        Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980‘s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. The Israeli government has periodically changed its policies in all these areas.

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

        As of April 15, 2007, the deflation rate in Israel has decreased at a rate of 0.2% and the NIS had devaluated against the dollar by approximately 3.7%. The inflation rate in Israel was approximately 1.2% in 2004, the inflation rate in Israel was approximately 2.4% in 2005, and the deflation rate in Israel was approximately 0.1% in 2006. At the same time the appreciation of the NIS against the dollar was approximately 1.6% in 2004, the devaluation of the NIS against the dollar was approximately 6.8% in 2005 and the appreciation of the NIS against the dollar was approximately 8.2% in 2006. As a result of this differential, we experienced an increase in the dollar costs of operations in Israel in 2004, a decrease in 2005, and an increase in 2006, all of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a significant portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

5B. Liquidity and Capital Resources.

        We have funded our operations primarily through private and public sales of our equity securities, banks credit, research and development grants from, among others, the Commission of the European Union and the OCS. As of December 31, 2006, we had cash, cash equivalents, long term investments and other financial investments net of $42.9 million. Our operating activities used cash of $3.7 million and $2.6 million in 2006 and 2005 respectively, and in 2004 yield cash of 2.5 million. Cash provided by operating activities in 2004 was primarily the result of our net loss for the period, as adjusted for impairment of other assets and impairment of goodwill, depreciation and amortization, in process research and development write off, a significant increase in trade payables, accrued expenses and other liabilities, partially offset by gain from sale of available-for-sale marketable securities and a significant increase in inventories. Cash used by operating activities in 2005 was primarily the result of our net loss for the period, as adjusted for accrued interest on available-for-sale marketable securities, depreciation and amortization, partially offset by gain from sale of patent rights and a significant increase in inventories a significant decrease in deferred revenues, accrued expenses and other liabilities. Cash used by operating activities in 2006 was primarily the result of our net loss for the period, as adjusted for compensation related to the grant of option and restricted shares, depreciation and amortization and net changes of our working capital mainly decrease in trade payables partially offset by the decrease in accrued expenses and other accounts payables.

        Net cash provided from investing activities in 2006 reflects primarily the result of the redemption of available for sale marketable securities partially offset by purchase of fixed assets and investing in companies. Net cash used in investing activities in 2006 and 2005 reflects primarily the purchase of financial assets, fixed assets and investments in companies. In 2006 our investing activity provided $1.2 million mainly as a result of proceeds from sale of available-for-sale marketable securities totaled to $2.1 million, partially offset by $716,000 which was used for a purchase of property and equipment and $175,000 which were used for an investment in a company. In 2005, $17 million were used primarily for the purchase of financial assets, $833,000 were used for a purchase of property and equipment, $600,000 were used for an investment in a company, partially offset by $15 millions of proceeds from redemption of matured available-for-sale marketable securities and proceeds from sale of patent rights. In 2004, $38.8 million were used primarily for the purchase of financial assets, $2.9 million were used for the acquisition of certain assets and liabilities of Media 100 Inc, $650,000 were used for investments in companies, partially offset by $40.8 millions of proceeds from sale of available-for-sale marketable securities.

        Net cash provided by financing activities in 2006 reflects primarily the net proceeds from the exercise of stock options approximately in the amount of $498,000 and the increase in bank credit by approximately $2.4 millions. Net cash provided by financing activities in 2005 reflects primarily the net proceeds from the exercise of stock options approximately in the amount of $437,000 and the increase in bank credit. Net cash used in financial activities in 2004 reflects primarily the decrease of approximately 1.6 million in bank credit, partially offset by proceeds from exercise of stock options in the amount of approximately $411,000. As of December 31, 2006, we have an authorized credit line in the amount of $13.2 million (out of which $3.7 million utilized). An amount of approximately $32 million is secured against marketable securities. We have an agreement with Clal Credit Insurance Ltd. for the provision of insurance against default on outstanding receivable balances.

        As of December 31, 2006, our available cash including cash, cash equivalent, short-term investments in marketable securities net was $40.7 million. Our long-term investment in marketable securities was $2.2 million. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. treasury and agency obligations; (ii) money market instruments of domestic and foreign issues denominated in U.S. dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues; (iii) corporate notes and bonds rated investment grade (BAA/BBB- and above) on the date of their purchase, provided that investments in any one corporation or entity will not exceed $3 million; (iv) investments in bonds and notes with lower rating then BBB- and higher rating of B, provided that investments in any one corporation or entity will not exceed $1 Million; (v) various financial instruments including structure range note products issued by a rated institution (A and above) in which the interest income may be subjected to changes in interests rate; (vi) hedge funds up to $5 million of total portfolio pursuant to the following guidelines: (1) volatility below 10%; (2) minimum 5 years of positive performance; (3) low beta; (4) positive sharp ratio; (5) size of fund of at least $1 billion; (vii) entering into hedging transactions in order to protect us against currency fluctuations between the US dollar and the NIS as relates to up to $3 million operating expenses of the Company. The investment guidelines are to be reviewed periodically by our board of directors with the President and the Chief Financial Officer.

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

5C. Research and Development

        Research and development expenses, net, consist primarily of labor expenses, development-related raw materials and subcontractors’ services and related overhead, offset by grants. Our net research and development expenses have decreased from $3.8 million in 2004 to $4 millions in 2005 and increased to 4.2 million in 2006. As a percentage of revenues, our net research and development expenses changed to approximately 23% in 2006 from approximately 21% in 2005 and approximately 21% in 2004. Our level of research and development expenses stayed relatively the same over the years. Research and development grants totaled $1.9 million in 2006, $2.1 million in 2005 and $2 million in 2004

        For grants received from certain entities, see Item 4B. “Business Overview - Research and Development” above.

5D. Trend Information

        The digital video and streaming industry continues to be intensely competitive. We will continue to focus on developing technologies and new products, and research and development expenses might grow in the future years. We continue to aggressively market our new products, while expanding markets for our existing products. However, as discussed throughout this Annual Report, our operations have been subject, and will continue to be subject, to pressure from weakness in the overall technology sector as well as the digital video and streaming industry. In order to strengthen our position and improve and expand our offering variety to the market we continue to explore new investment alternatives both of companies and of technologies.

        Our financial income is greatly affected by changes in the 6-month Libor rate, see Item 3D. “Risk Factors” under the heading “Risks Relating to the Economy, Our Financial Condition and Shareholdings” above and Item 11 “Quantitative and Qualitative Disclosure about Market Risk – Investment Risk” below. Due to the increase in the 6-month Libor rate during 2005 and despite the fact that the Federal Reserve suspended the increase in interest rates during 2006, our financial income was significantly reduced. Although it is difficult to predict changes in interest rate, including the Libor, we expect that during 2007 we will not receive the interest of our upcoming coupons related to the structured note that we acquired. However according to the projected six months LIBOR rates, received from our bank on December 31, 2006, most of our Structure notes are expected to be called back during 2007. See Item 11 “Quantitative and Qualitative Disclosure about Market Risk” below.

        We have been operating at a loss since the quarter ended December 31, 2000. We were able to return to profitability in the quarter ended June 30, 2003 and remain profitable until the quarter ended March 31, 2004. Since the second quarter of 2004 we returned to operate in loss. If global economic conditions worsen resulting in weakening the demand for our products, we may not be able to return to profitability in 2007.

5E. Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Tabular Disclosure of Contractual Obligations

        Set forth below are our contractual obligations and other commercial commitments as of December 31, 2006:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years

Long-Term Debt	--	--	--	--	--
Capital Lease Obligations	--	--	--	--	--
Operating Leases	3,057	1,207	1,850	--	--
Purchase Obligations	--	--	--	--	--
Severance pay	2,371	--	--	--	2,371
Other Long-Term Obligations	--	--	--	--	--

Total Contractual Cash Obligations	5,428	1,207	1,850	--	2,371

Other Commercial Commitments	Amount of Commitment Expiration Per Period (USD in thousands)
	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years

Lines of Credit	13,228	--	13,228	--	--
Standby Letters of Credit	--	--	--	--	--
Guarantees	207	--	207	--	--
Standby Repurchase Obligations	--	--	--	--	--
Other Commercial Commitments	--	--	--	--	--

Total Commercial Commitments	13,435	--	13,435	--	--

Item 6.	Directors, Senior Management and Employees

6A. Directors and Senior Management

        The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position

Tom Wyler(3)	55	President, Chief Executive Officer and Executive Chairman of the Board of Directors.
Danny Lustiger	40	Chief Financial Officer
David Sackstein	41	Vice President of Research and development and Chief Technical Officer
Adam Schadle	44	President of Optibase Inc. and Vice President of Sales North and South America
Yaron Comarov	42	Vice President of Operations
Orna Gil-Bar Shir	42	Vice President of Human Resources
Meir Sudri	47	Vice President of Professional Services and Projects
Yossi Aloni	38	Vice President of Marketing
Udi Shani	39	Executive Vice President of International Sales
Dana Tamir(2)	58	Director
Chaim Labenski(1)(2)(3)	59	Director
Alex Hilman	55	Director
Gil Weiser(1) (2)	65	Director

(1)     Member of the compensation committee
(2)     Member of the audit committee
(3)     Member of the investment committee

        Tom Wyler serves as President, Chief Executive Officer and Executive Chairman of our Board of Directors. Since his investment in us in September 2001 (through Festin Management Corp.), Mr. Wyler served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Danny Lustiger has been serving as our Chief Financial Officer since May 2004. Prior to his present position, Mr. Lustiger served as Vice President Finance and President of Optibase Inc. from July 2001 and November 2003. From 1996 to 2001, Mr. Lustiger held the position of Group Controller and Financial Manager at Optibase Ltd. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from Tel-Aviv University.

        David Sackstein joined us in November 1994 and serves as Vice President of research & development and Chief Technological Officer. Prior to his present position, Mr. Sackstein served as General Manager of the Video Technologies product line – a position he held from November 2003 until September 2005. Since joining us, Mr. Sackstein has held various technical and managerial positions in the research & development departments. Prior to joining us, Mr. Sackstein led a research project at IBM’s Research Center in Haifa. Mr. Sackstein holds a B.Sc. in Electrical Engineering and a B.A. in Mathematics, both from the Technion Israel Institute of Technology. Mr. Sackstein holds an Executive MBA degree from Tel-Aviv University.

        Adam Schadle joined us in December 2000 in the acquisition of Viewgraphics, Inc. and has been serving as president of Optibase Inc. since October 2004. During his tenure as Vice President, Sales and Marketing of Viewgraphics, Mr. Schadle managed the growth of the company’s digital cable, broadcast and postproduction products. Prior to joining Viewgraphics, Mr. Schadle held management positions at Sony Electronics from 1986 to 1994. Mr. Schadle holds a B.A in Radio, television and film from San Jose University.

        Yaron Comarov joined us in 1994 and has been serving as our Vice President of Operations since the year 2000. Prior to his present position, Mr. Comarov served as our Director of Operations. Before joining us, Mr. Comarov worked as an Operations and Project Manager at Israel Aircraft Industries. Mr. Comarov holds a B.Sc. degree in information systems and industrial engineering from the Technion Israel Institute of Technology and an MBA degree from Boston University.

        Orna Gil-Bar Shir has been serving as our Vice President of Human Resources since her joining us in August 2000. Prior to joining us, Ms. Gil-Bar served as Human Resource Manager for Computer Associates Ltd. in Israel. During her tenure at Computer Associates, Ms. Gil-Bar was involved with the human resource implications resulting from Computer Associates’ acquisition of Platinum Inc. and other acquisitions. From 1994 to 1996, Ms. Gil-Bar served as an organizational consultant for the Israeli Defense Forces. Ms. Gil-Bar holds an MBA degree (Organizational behavior) from the Tel-Aviv University.

         Meir Sudry has been serving as our Vice President of Professional Services and Projects since June 2006, rejoined Optibase in 2005 after serving as Director of Infrastructure between 2001 and 2002. From 2002 to 2005, Mr. Sudry served at Israeli Military Industries as Senior System Engineer at the Tank Modernization Program. Until 2002, he served in the Israeli Defense Force in the rank of Lieutenant Colonel and managed various programs in the Missile branch and the Electro-Optic branch. Mr. Sudry holds a B.Sc. and a Master degree in Electronic Engineering from Tel Aviv University.

         Yossi Aloni serves as our Vice President of Marketing. Mr. Aloni joined Optibase in May 2005 as Director of Broadcast Solutions in January 2006 he was appointed as director of Projects and in May 2006 was appointed as Vice President of Marketing. Previously, from 1998 to 2005, Mr. Aloni served as Director of Engineering/Chief Engineer at Telad, an Israeli channel originator. Prior to his appointment, he was Head of Post-Production at Telad. During his career in the video arena over almost two decades, Mr. Aloni also served as Technical Manager at Feltronics, and Golden Channels, as well as Head of the Video Section in the Israel Defense Forces.  Mr. Aloni earned his B.Sc. in Computer Science from the Weizmann Institute of Science.

        Udi Shani serves as the Executive Vice President International Sales and Technical Support. Mr. Shani joined Optibase in 1999 as regional sales manager. In 2001, he was appointed as AVP of European Sales, in 2002 relocated to North America where he founded and managed the Americas IPTV sales force and in 2005 Mr. Shani returned to Israel and was appointed Executive Vice President International Sales. Prior to Optibase, Mr. Shani served as Sales and marketing manager at Eden Telecom (pointer) and as Sales Manager at Muller Co. Mr. Shani holds a B.A. in Business Administration from the Israeli College of Management and an MBA from Manchester University.

        Dana Tamir joined our board of directors in September 2000. Presently Ms. Tamir is serving as the co-manager of the Indian offshore operation for Comverse. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury Interactive. Prior to that Ms. Tamir managed and executed large-scale Command Control & Communication real-time systems for the military industry in Israel and Europe.

        Chaim Labenski joined our board of directors in January 2002. From 1977 to 1999, Mr. Labenski held a number of positions at the Securities Division of Bank Hapoalim BM, including First Vice President and Head of Foreign Securities and was involved in consulting, securities research, trading and I.P.O coordination with global investment houses. Since 1999 he has been acting as a private investor. Mr. Labenski holds a B.Sc degree in Civil Engineering from Aston University, U.K, an M.Sc degree in Engineering Management from Leeds University and a D.B.A degree in Business Administration from Manchester Business School.

        Alex Hilman joined our board of directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies. Mr. Hilman was the president of the Israeli institute of certified public accountants in Israel, served in the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman lectures on taxation in Tel-Aviv University, has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accounting and Economics from Tel Aviv University.

        Gil Weiser joined our board of directors in December 2004. Mr. Weiser has been involved in the Israeli Hi-Tech business environment for the past 30 years. Mr. Weiser is currently the Chief Executive Officer of Orsus and is a member of the Board of Directors at Fundtech and Clicksoftware.  Between 1994 and 2006 Mr. Weiser was the Chairman of the Executive Board of Haifa University.  Between 2002 and 2004 Mr. Weiser was a board member of the Tel Aviv Stock Exchange. Mr. Weiser also served as a board member at the Formula Group. From 1995 to 2000, Mr. Weiser served as Managing Director of Hewlett Packard, Israel, and between 1993 and 1995, Mr. Weiser served as President and Chief Executive Officer of worldwide network solutions provider Fibronics. Prior to that, Mr. Weiser was Chief Executive Officer/Managing Director of Digital Israel. Mr. Mr. Weiser holds a M.Sc from University of Minnesota and a B.Sc from The Technion – Israel Institution of Technology.

        On April 11, 2007 we announced that Danny Lustiger, our Chief Financial Officer is leaving us and that he will be replaced effective May 15, 2007 by Amir Philips who currently serves as Vice President Finance of our subsidiary, Optibase, Inc. Mr. Philips has been with us for 7 years in various capacities, including as our controller.

6B. Compensation.

        The aggregate remuneration we paid to all persons as a group (13 persons) who served in the capacity of director or executive officer in the year ended December 31, 2006 was $1.38 million, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for automobiles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors and executive officers (13 persons) beneficially owned as of December 31, 2006, 3,236,348 shares (out of which 834,510 options that are currently vested or will vest within 60 days as of April 15, 2007), excluding 61,500 shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which as of April 15, 2007 and 60 days thereafter have no voting or equity rights. In addition our directors and executive officers (13 persons) beneficially owned as of December 31, 2006 share options to purchase an aggregate of 265,833 ordinary shares which have not vested on April 15, 2007 or within 60 days thereafter. The exercise price of the options varies between $1.52 and $23.75, the vesting period is spread out over a 4-year period and the expiration date of such options is generally 7 years as of their date of grant.

        Indemnification, exemption and insurance of Directors and Officers

        The Israeli Companies Law permits a company to insure its directors and officers provide them with indemnification, either in advance or retroactively, and exempt its directors and officers from liability resulting from their breach of their duty of care towards the company, all in accordance with the terms and conditions specified under Israeli law. Our articles of association include clauses allowing us to provide our directors and officers with insurance, indemnification and to exempt them from liability subject to the terms and conditions set forth by the Companies Law, as described below.

        Subject to statutory limitations, our articles of association provide that we may insure the liability of our directors and offices to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid we may enter into a contract to insure the liability of our directors and officer for an obligation imposed on such director or officer in consequence of an act done in his capacity as a director or officer of Optibase, in any of the following cases:

❖	a breach of the duty of care vis-a-vis us or vis-a-vis another person;
❖	a breach of the fiduciary duty vis-a-vis us, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;
❖	a monetary obligation imposed on him in favor of another person.
❖	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our director or officer.

        Our articles of association further provide that we may indemnify our directors and officer, to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid, we may indemnify our directors and officers for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as a director or officer of Optibase, as follows:

❖	Any financial liability he incurs or imposed on him or her in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.
❖	Reasonable litigation expenses, including legal fees, incurred by the director or officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of Optibase, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.
❖	Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.
❖	Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify a director or officer of Optibase.

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

        The Companies Law provides that companies may not give insurance, indemnification (including advance indemnification), or exempt their directors and/or officers from their liability in the following events:

❖	a breach of the fiduciary duty, except for a breach of the fiduciary duty vis-à-vis the company with respect to indemnification and insurance if the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm the company;
❖	an intentional or reckless breach of the duty of care, except for if such breach was made in negligence;
❖	an act done with the intention of unduly deriving a personal profit; or
❖	a fine imposed on the directors or officers.

        We have a directors and officers liability insurance policy. Our shareholders approved indemnification of our directors and officers in connection with our public offerings. We have undertaken to indemnify our directors and officers to the fullest extent permitted by the Companies Law and our articles of association and entered into an indemnity letter with each of our directors and executive officers. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of our shareholders’ equity, as set forth in our financial statements prior to such payment; or (ii) $10 million.

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

        Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the particulars of such company and its activities. A director with “accounting and financial expertise” is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company’s financial statements and stimulate discussion regarding the manner of presentation of the financial data. Our board of directors resolved on March 30, 2006 that the minimum number of directors with accounting and financial expertise appropriate for us in light of the size of the board of directors and nature and volume of the Company’s operations is 1 director (such director may serve as an external director, see below).

External directors

        Under the Companies Law, Israeli public companies are required to appoint at least two external directors to serve on their board of directors. Our shareholders approved in December 2004 the reappointment of Mr. Chaim Labenski as our external director, for an additional 3-year term and the appointment of Mr. Gil Weiser as our external director for a 3-year term. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors, See “Committees of the Board of Directors” below.

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

        A company whose shares are traded in certain exchanges outside of Israel, including Nasdaq Global Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise as long as another independent director for audit committee purposes who has such expertise serve on board of directors pursuant to the applicable foreign securities laws. In such case all external directors will have professional expertise.

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

        External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

(i)	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

(ii)	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the company.

        The Companies Law provides for an initial three-year term for an external director which may be extended, for additional three-year terms, in the case of a company whose shares are traded in certain exchanges outside of Israel, including Nasdaq Global Market, such as our company, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company. Election of external directors requires a special majority, as described above. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event the number of external directors is less than two external directors, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director.

        External directors may be compensated only in accordance with regulations adopted under the Companies Law.

        We currently comply voluntarily with the NASDAQ Global Market rules requiring that the board of directors of a listed company contain a majority of independent directors.

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

Compensation Committee

        The compensation committee, which is comprised of Gil Weiser and Chaim Labenski, reviews and recommends to the board of directors and in certain cases, determines, the compensation and benefits of our employees and reviews general policy relating to our compensation and benefits. The compensation committee also administers our share option plans. Both of the members of the compensation committee have been determined to be independent as defined by the applicable NASDAQ rules.

Investment Committee

        Our investment committee, which is comprised of Chaim Labenski and Tom Wyler manages our investments in accordance with guidelines set by our board of directors.

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

        We currently do not have in place nomination or compensation committees, and the actions ordinarily taken by such committees are resolved by the majority of our independent directors, in accordance with the NASDAQ Global Market listing requirements.

Employment Agreements

        Each of our executive officers entered into a written employment agreement with us that provides, among other things, that such officers be paid a monthly salary and bonuses. Each such agreement can be terminated either by us, or by the employee, upon prior notice, which ranges between 60 to 120 days for most of the management team. In the event of a change of control, termination of employment may result for some of the management members in acceleration of the vesting of options by an additional 12 to 24 months. The employment agreements also provide that each executive officer will maintain confidentiality of matters relating to us and will not compete with us during the period of the officer’s employment and for a certain period thereafter.

6D. Employees

        As of April 15, 2007, we had, including our subsidiary and regional offices, 130 employees, out of which approximately 8 are part-time employees. The following is a list of our employees as of December 31, 2006 compared to December 31, 2005 and to December 31, 2004 divided by our divisions and location.

	December 31,
	2004			2005			2006
Division	US	Israel		US	Israel		US	Israel

Research & Development	42	44		-	44		-	44
Sales and Technical Marketing	30	19	(1)	17	27	(2)	11	23	(3)
Marketing	2	12		2	9		1	10
Operations	6	27		2	27		3	24
General and Administrative, Finance and Human Resources	10	15		6	14		4	12
Total	90	117		27	121		19	113
	207			148			132

(1)     3 employees in Asia, 1 employee in Europe
(2)     10 employees in Asia
(3)     9 employees in Asia

        The decrease in the number of employees between December 31, 2005 and December 31, 2006 is mainly the result of departure of our sales and technical marketing employees mainly at our U.S based company. The decrease in the number of employees between December 31, 2004 and December 31, 2005 is mainly the result of our decision to close the Digital Non-Linear Editing product line during September 2005.

        Certain provisions of Israeli law and of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to our Israeli employees directly or by an extension order of the Israeli Ministry of Industry, Trade and Labor. These provisions principally concern the maximum length of the workday and the workweek, minimum wages, recuperation payments, travel expenses, determination of severance payment and other conditions of employment. Furthermore, under these provisions, the wages of most of our employees are automatically adjusted in accordance with the cost of living adjustments, as determined on a nationwide basis and pursuant to agreements with the Histadrut based on changes in the Israeli consumer price index, which was extended by an extension order. The amounts and frequency of such adjustments are modified from time to time.

        Israeli law generally requires the payment by Israeli employers of severance payment upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments for insurance policies. In addition, according to the Israeli National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the United States Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. A majority of our full-time employees are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. In May 2006, an extension order has broadened our pension liabilities towards our employees. To the extent the order applies to us, we believe that the order will not materially adversely affect our results of operations.

        The Israeli employment courts have restricted substantially non-competition provisions in employment agreements.

6E. Share Ownership

        As of April 15, 2007, our current directors and executive officers (13 persons) beneficially owned an aggregate of 3,244,744 ordinary shares of our Company of which 842,906 shares are issuable upon exercise of options that may be exercisable within 60 days after April 15, 2007. Such number excludes 61,500 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which have not vested on April 15, 2007 or the 60 days thereafter and have no voting or equity rights. Our current directors and executive officers (13 persons) beneficially owned as of April 15, 2007 options to purchase an aggregate of 1,077,343 ordinary shares, of which options to purchase 842,906 shares are vested or exercisable within 60 days as of April 15, 2007. Other than Tom Wyler, all of our directors or executive officers hold less than 1% of our shares. See 7A. Major Shareholders for more information below regarding Tom Wyler holdings.

Incentive Plans

        Since 1990, we have granted options to employees and directors to purchase ordinary shares at exercise prices ranging from $0.17 to $19.625. As of April 15, 2007, options and warrants to purchase 2,021,860 of our ordinary shares were outstanding, with exercise prices ranging from $0.17 to $19.625 per share. As of April 15, 2007, 1,618,323 of the options described above have vested or exercisable within 60 days as of such date. The expiration date of the aforementioned options is generally 7 years as of their date of grant. As of December 31, 2006 the number of options outstanding and reserved for issuance under our plans was 2,209,923 and 1,303,137, respectively. The following table shows as of April 15, 2007 the number of options outstanding and reserved for issuance under each of our incentive plans.

Plan	Number of options outstanding	Number of options reserved for issuance

1994 Plan	3,803	---
Viewgraphics Plan	5,113	---
1999 Plans	1,695,273	1,297,762
2001 Non-statutory share option plan	317,671	145,471
Total options	2,021,860	1,443,233

Plan	Number of shares outstanding	Number of shares reserved for issuance

2006 Israeli Incentive Compensation Plan	158,550	141,450
Total shares	158,550	141,450

        The following is a description of our incentive plans currently in effect.

1999 Plans

        In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the “1999 Plans” both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purposes of the 1999 Plans are to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. As of April 15, 2007 an aggregate of 1,297,762 ordinary shares has been reserved for issuance under this plan, and 1,695,273 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make, from time to time, certain exceptions in the vesting and expiration terms of options granted to certain grantees.

Options Issued in Connection with the Acquisition of Viewgraphics

        In connection with the acquisition of Viewgraphics in December 2000 (see Item 4A. “History and Development of the Company” above), we assumed all options to acquire Viewgraphics common stock outstanding prior to the acquisition and issued in an aggregate options to acquire 753,384 ordinary shares at exercise prices ranging from $0.17 to $12.03. As of April 15, 2007, 5,113 options are still outstanding.

2001 Non-statutory Share Option Plan

        In April 2001, our board of directors approved the adoption of the 2001 Non-statutory Share Option Plan, the purposes of which are to attract and retain the best available personnel, to provide additional incentive to employees and consultants and to promote the success of our business. The options to be granted under the plan are limited to non-statutory options, thus there will be no incentive stock options. In addition, we plan to use this plan to grant options to employees only, thus excluding officers and directors from the plan. As such, we do not need shareholder approval of this plan under U.S. laws or applicable NASDAQ rules. As of April 15, 2007 an aggregate of 145,471 ordinary shares has been reserved for issuance under this plan, and 317,671were granted and are outstanding. The plan otherwise has terms similar to those contained under the 1999 U.S. Plan.

2006 Israeli Incentive Compensation Plan

        In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purposes of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make, from time to time, certain exceptions in the vesting and expiration terms of the securities granted to certain grantees. As of April 15, 2007 an aggregate of 141,450 ordinary shares has been reserved for issuance under the 2006 Plan, and 158,550 were granted and are outstanding.

        NASDAQ Marketplace Rules permit foreign private issuers to follow home country practices in regard to certain requirements, including the requirement to obtain shareholder approval in connection with the establishment of certain incentive plans. In June and September 2006, we notified Nasdaq that we elected to follow home practices with regard to the adoption of, and the amendment to, the 2006 Plan. Accordingly, the adoption of, and the amendment to, the 2006 Plan were not approved by our shareholders.

Item 7.	Major Shareholders and Related Party Transactions

7A. Major Shareholders

        The following table sets forth certain information known to the Company regarding the beneficial ownership of the ordinary shares at April 15, 2007 of (i) each person or group known by us to own beneficially 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported to by such persons.

Name of Beneficial Owner	No. Of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Tom Wyler(2)	2,651,838	19.25
Arthur Mayer - Sommer(3)	1,200,000	8.87
Kern Capital Management LLC(4)	1,964,400	14.52
Shareholding of all directors and officers as a group (13
persons)(5)	3,244,744	22.6

(1)	Number of shares and percentage ownership is based on 13,526,367 ordinary shares outstanding as of April 15, 2007. Such number excludes: (i) 372,473 ordinary shares held by us or for our benefit, and (ii) 158,550 ordinary shares granted under our 2006 Israeli Incentive Compensation Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of April 15, 2007 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)	Mr. Tom Wyler currently serves as President, Chief Executive Officer and Executive Chairman of our Board of Directors. The information is based on Schedule 13D filed by Mr. Tom Wyler on July 12, 2006. Includes 2,401,838 ordinary shares, 200,000 ordinary shares issuable upon exercise of options currently exercisable with an exercise price of $2.38 per option and expiration date of December 2009 and 50,000 ordinary shares issuable upon exercise of option exercisable within 60 days of April 15, 2007 with an exercise price of $6 per option and expiration date of December 2011.

(3)	To the best of our knowledge, the information is accurate as of April 30, 2007 and is based on the website of NASDAQ online whose address is www.nasdaq.net.

(4)	The information is as of December 31, 2006 and based on Schedule 13G filed with the SEC by Kern Capital Management LLC (“KCM”) on February 14, 2007. Robert Kern and David Kern as controlling members of KCM may be deemed the beneficial owner of the securities owned by KCM in that they might be deemed to share the power to direct the voting or disposition of the securities. Based on the Schedule 13G, Robert Kern and David Kern disclaim beneficial ownership.

(5)	Includes 2,401,838 ordinary shares and 842,906 ordinary shares issuable upon exercise of options exercisable within 60 days of April 15, 2007. Excludes 61,500 ordinary shares held by a trustee for the benefit of our directors and executive officers under our Israeli Incentive Compensation Plan, which have not vested on April 15, 2007 or within 60 days thereafter and do not acquire any voting or equity rights.

Significant changes in the ownership of our shares.

        The following table specifies significant changes in the ownership of our shares by Festin Management Corp. This information is based on Schedules 13D filed by Festin Management Corp beginning on January 1, 2003 (whose holdings were transferred to Tom Wyler and Arthur Mayer-Sommer on September 10, 2004), regarding ownership of our shares:

Beneficial Owner -	Date	No. Of Shares Beneficially Held

Festin Management Corp	November 25, 2003	3,000,000
Tom Wyler	June 9, 2005	1,800,000
Tom Wyler	May 27, 2006	2,401,838
Arthur Mayer-Sommer	June 9, 2005	1,200,000

        The following table specifies significant changes in the ownership of our shares held by Avraham and Moshe Namdar. This information is based on Schedules 13D filed by Avraham and Moshe Namdar beginning on January 1, 2003, regarding ownership of our shares:

Beneficial Owner - Avraham and Moshe Namdar	Date	No. Of Shares Beneficially Held

	February 27, 2003	2,159,300
	October 10, 2003	1,668,436
	December 10, 2003	1,401,136
	January 6, 2004	1,151,136
	January 18, 2005	1,101,136
	February 11, 2004	974,076
	May 27, 2006	372,238

        The following table specifies significant changes in the ownership of our shares by Bricoleur Capital Management LLC. This information is based on Schedule 13G filed by Bricoleur Capital Management LLC beginning on February 11, 2005, regarding ownership of our shares:

Beneficial Owner - Bricoleur Capital Management LLC	Date	No. Of Shares Beneficially Held

	February 11, 2005	705,641
	February 13, 2006	55,0219
	April 30, 2007	212,071	*

* To the best of our knowledge, the information is accurate as of April 30, 2007 and is based on the website of NASDAQ online whose address is www.nasdaq.net.

        The following table specifies significant changes in the ownership of our shares by Kern Capital Management LLC. This information is based on Schedules 13G filed by Kern Capital Management LLC beginning on October 11, 2005, regarding ownership of our shares:

Beneficial Owner - Kern Capital Management LLC	Date	No. Of Shares Beneficially Held

	October 11, 2005	1,327,800
	February 14, 2006	1,623,300
	February 14, 2007	1,964,400

        All of our shares have the same voting rights.

        On April 15, 2007, there were approximately 68 shareholders of record of our ordinary shares. As of such date, 48 record holders in the United States hold approximately 70.579% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

7B. Related Party Transactions

        For a description of the insurance, indemnification and exemption granted to our directors and officers, see Item 6B – “Compensation” above.

        For a description of the grant of options to our directors and officers, see Item 6E. “Share Ownership” above. In addition, each member of our board of directors is paid an annual fee of $18,000 for his/her service as a director. On November 8, 2006 our shareholders approved reimbursement of expenses to Tom Wyler, our President, Chief Executive Officer and Executive Chairman who is also considered our controlling shareholder in an approximated aggregate amount of $37,000 for 2005 and an amount not to exceed $50,000 for each year beginning in 2006, all on account of performing his duties towards us.

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

8A. Consolidated Statements and Other Financial Information

        The following financial statements of the Company and the auditors’ report appearing on pages F-1 through F-40 of this Annual Report for fiscal 2006 are incorporated herein by reference:

❖	Independent auditors’ report.
❖	Balance Sheets as of December 31, 2006 and 2005.
❖	Statements of Income for the years ended December 31, 2006, 2005 and 2004.
❖	Statements of Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004.
❖	Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.
❖	Notes to financial statements.

Legal proceedings

        In September 2005, we were served with a lawsuit filed by Vsoft Ltd., or Vsoft, a company that is undergoing liquidation proceedings and arguing that during 2002 we held negotiations with it not in good faith regarding a potential purchase of its share capital, which led to Vsoft’s entering into bankruptcy proceedings. Vsoft demanded damages in the amount of $2,129,000 as well as the payment of reimbursement of expenses, legal fees and applicable VAT. On January 1, 2006, we filed a motion to dismiss the lawsuit under the argument that Vsoft’s receiver did not approve the lawsuit as determined by the liquidation court. To date, no decision has been granted. We believe, based on the facts known to us as of the date hereof, that the claim for damages is without merits.

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

        Cash dividends paid by an Israeli company are normally subject to a withholding tax, except for dividends paid to an Israeli company in which case no tax is withheld unless the dividend is in respect of earnings from an Approved Enterprise. In addition, because we have received certain benefits under Israeli laws relating to Approved Enterprises, the payment of dividends by us may be subject to certain Israeli taxes to which we would not otherwise be subject. The tax-exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation. If we decide to distribute cash dividends out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to corporate tax at a rate between 10% and 25%. See “Israeli Taxation and Investment Programs”. In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will bear the risks of currency fluctuations during the period between the date such dividend is declared and paid by us in NIS and the date conversion is made by such shareholder into U.S. dollars.

Item 8B.	Significant Changes

        There are no significant financial changes since December 31, 2006.

        In January 2007, the Company purchased 3,035,223 ordinary shares of Scopus Video Networks Ltd (“Scopus”), representing approximately 23% of Scopus issued share capital, from Koor Corporate Venture Capital and Koor Industries Ltd. at an aggregate purchase price of approximately $ 16 million. The company is currently evaluating the accounting treatment of its investment in Scopus under the guidance of APB 18.

        In February 2007 we have invested approximately $154,000 in additional to our existing investment in V.Box. See item 4. “Information on the Company – 4A. History and development of the company – History” above.

Item 9.	The Offer and Listing

9A. Offer and Listing Details

        Our ordinary shares are traded on the NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. The following table sets forth, for the periods indicated, the high and low close sale prices per share of our ordinary shares as reported by the NASDAQ Global Market.

	High	Low

2001	$9.25	$2.11
2002	$3.288	$1.4
2003	$8.83	$1.77
2004	$8.32	$3.8
2005	$6.69	$4.49

2005
First Quarter	$6.69	$5.16
Second Quarter	$5.53	$4.7
Third Quarter	$5.3	$4.56
Fourth Quarter	$5.23	$4.49
2006
First Quarter	$5.01	$3.27
Second Quarter	$4.02	$3.2
Third Quarter	$3.49	$2.62
Fourth Quarter	$4.1	$2.65

Most Recent Six Months
October 2006	$2.95	$2.65
November 2006	$3.74	$2.91
December 2006	$4.1	$3.65
January 2007	$3.97	$3.44
February 2007	$4.14	$3.79
March 2007	$4.32	$3.82
April (until April 15, 2007)	$4.03	$3.93

        On April 15, 2007, the reported closing sale price of our ordinary shares on the NASDAQ Global Market was $3.94 per share.

Item 10.	Additional Information

10A. Share Capital

        Not applicable.

10B. Memorandum and Articles of Association

Purposes and Objects of the Company

        We are a public company registered under the Companies Law as Optibase Ltd., registration number 52-0037078.

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

Rights Attached to Shares

        Our registered share capital is NIS 3,900,000 divided into a single class of 30,000,000 ordinary shares, par value NIS 0.13 per share, of which 14,057,390 ordinary shares were outstanding as of April 15, 2007. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

Dividend rights

        Holders of Ordinary Shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires the approval of our board of directors. Please see Item 10E. “Taxation” below.

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

Changing Rights Attached to Shares

        According to our articles of association, our share capital may be divided into different classes of shares or the rights of such shares may be altered by an ordinary majority resolution passed by the general meetings of the holders of each class of shares separately, or after obtaining the written consent of the holders of all of the classes of shares. As of the date hereof, we only have one class of shares.

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

        Our memorandum and articles of association do not restrict in any way the ownership of our shares by non-residents of Israel, and neither the memorandum and articles of association nor Israeli law restricts the voting rights of non-residents of Israel, except that under Israeli law, any transfer or issue of shares of a company to a resident of an enemy state of Israel is prohibited and shall have no effect, unless authorized by the Israeli Minister of Finance.

Limitations on Change in Control and Disclosure Duties

        Our memorandum and articles of association do not restrict the change of control nor do they impose any disclosure duties beyond the requirements set out in Israeli law. Please see Item 3D–under the heading “Risks Relating to Operations in Israel – Anti-takeover Provisions” above.

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

Fiduciary Duty and Duty of Care of Directors and Officers

        The Companies Law codifies the duties directors and officers owe to a company. An “Officer” includes a company’s general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other managers directly subordinate to the general manager. The directors’ and officers’ principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company’s benefit which include:

❖	the avoidance of any conflict of interest between the director's or officer's position with the company and any other position he fulfills or with his personal affairs;
❖	the avoidance of any act in competition with the company's business;
❖	the avoidance of exploiting any of the company's business opportunities in order to gain a personal advantage for himself or for others; and
❖	the disclosure to the company of any information and documentation relating to the company’s affairs obtained by the director or officer due to his position with the company.

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

10C. Material Contracts

Agreement with Acoustic Technology LLC

        In September 2005, we executed an agreement with Acoustic Technology LLC for the sale of certain intellectual property rights for $1 million in cash. Pursuant to the agreement we will still maintain a worldwide right and license to develop and sell products covered by such intellectual property rights.

Agreement with Artel Software Corp.

        In June 2004 we acquired certain assets and assumed liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100, see Item 4A. “History and Development of the Company – Capital Expenditures for the Last Three Years” above. During the third quarter of 2005 we entered into an agreement with Artel Software Corp. (commonly known as Boris FX), or Boris FX, for the sale of our Digital Non-Linear Editing product line activity including all service, warranty and maintenance obligations for $20,000. Under the terms of the agreement Boris FX and us will share revenues derived from any future sales of these products and services up to $2 million and we will supply Boris FX, at Boris FX’ request, with manufacturing services for the Media 100 HD boards for a period of 24 months beginning on September 28, 2005.

Agreement with Koor Corporate Venture Capital and Koor Industries Ltd.

        In January 2007, we purchased from Koor Corporate Venture Capital and Koor Industries Ltd. 3,035,223 ordinary shares of Scopus, representing approximately 23% of Scopus’ issued share capital at an aggregate purchase price of approximately $16 million.

10D. Exchange Controls

        There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except as otherwise as set forth under Item 10E. “Taxation” below.

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

General Corporate Tax Structure in Israel

        Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved an amendment to the Income Tax Ordinance, which prescribes, among others, a gradual decreased in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

        The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

❖	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period ;
❖	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;
❖	accelerated depreciation rates on equipment and buildings.
❖	Expenses related to a public offering on TA stock exchange and as of 1.1.2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

        Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.. No assurance can be given that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        Tax benefits prior the 2005 amendment

        The Law for the Encouragement of Capital Investments, 1959, as amended (effective as of April 1, 2005) (the “Investments Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

        The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

        The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

        Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier. Please note that the year’s limitation does not apply to the exemption period.

        A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

        Foreign investor’s Company (“FIC”)

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

❖	Extension of the benefit period up to ten years.

❖	An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares. Those tax rates and the related levels of foreign investment are as set forth in the following table:

Region B

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	1 years	6 years	0-25%
25	4 years	6 years	25-48.99%
20	4 years	6 years	49-73.99%
15	4 years	6 years	74-89.99%
10	4 years	6 years	90-100%

Region A

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	0 years	10 years	0-25%
25	0 years	10 years	25-48.99%
20	0 years	10 years	49-73.99%
15	0 years	10 years	74-89.99%
10	0 years	10 years	90-100%

Other Region

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	5 years	2 years	0-25%
25	8 years	2 years	25-48.99%
20	8 years	2 years	49-73.99%
15	8 years	2 years	74-89.99%
10	8 years	2 years	90-100%

❖	The twelve years limitation period for reduced tax rate of 15% on dividend from the approved enterprise will not apply.

        Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends.

        Currently we have five approved enterprises programs under the capital investment law, which entitle us to some tax benefits. Income derived from these alternative benefit programs is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise, subject to certain conditions. As mentioned above the year’s limitation does not apply to the exemption period.

Tax benefits under the 2005 Amendment

        The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production for a period of 3 years from the company’s previous year of commencement of benefits under the investment law (prior the amendment).

        A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year.

        (Our company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our company is granted any new benefits in the future they will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation)

        The amendment simplifies the approval process: according the amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled, to approve such programs only until 30.12.2007

        The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

        The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

❖	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

❖	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

        The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

Special Provisions Relating to Measurement of Taxable Income

        Our Israeli subsidiary is taxed under the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Its features, which are material to us, are summarized as follows:

❖	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

❖	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. (hereinafter: “Inflation supplement”). Note, the inflation supplement will only be added to the corporate income but not to other incomes such as capital gains.

❖	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

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

        In specified circumstances, gains on traded securities, which might otherwise be eligible for reduced rates of tax, will be subject to regular corporate tax rate.

        Tax Benefits of Research and Development

        Israeli tax law permits, under some conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant government ministry and if the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking the deduction. However, the amount of such expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

        Capital Gains Tax on Sales of Our Ordinary Shares

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

        Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

Foreign Exchange Regulations

        We are permitted to pay in Israeli and non-Israeli currency:

❖	dividends to holders of our ordinary shares; and
❖	Any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up.

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

United States Federal Income Tax Consequences

        The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

❖	broker-dealers,
❖	financial institutions,
❖	certain insurance companies,
❖	investors liable for alternative minimum tax,
❖	tax-exempt organizations,
❖	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,
❖	persons who hold the ordinary shares through partnerships or other pass-through entities,
❖	investors that actually or constructively own 10 percent or more of our voting shares, and
❖	investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

        This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the non-U. S. and United States federal, state and local tax considerations of an investment in ordinary shares.

        For purposes of this summary, a U.S. Holder is:

❖	an individual who is a citizen or, a resident of the United States for U.S. federal income tax purposes;
❖	a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;
❖	an estate whose income is subject to U.S. federal income tax regardless of its source;
❖	a trust if: (a) a court within the United States is able to exercise primary supervision over administration of the trust, and (b) one or more United States persons have the authority to control all substantial decisions of the trust; or
❖	a trust, if the trust were in existence and qualified as a “United States person,” within the meaning of the Code, on August 20, 1996 under the law as then in effect and elected to continue to be so treated.

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

        Recently enacted amendments to the Code, as amended, provide that certain dividend income received by individual U.S. Holders, with respect to taxable years beginning on or before December 31,2010 may be eligible for a reduced rate of taxation. Such dividend income will be taxed at the applicable long-term capital gains rate (currently, a maximum rate of 15%) if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for at least 61 days during the 121-day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A “qualified foreign corporation” is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market in the united states. Dividend income will not qualify for the reduced rate of taxation if the corporation is a passive foreign investment company, or PFIC (see below), for the year in which the dividend is distributed or for the previous year.

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

        Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which non-U.S. tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for the first preceding taxable years and forward for the first ten taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

10F. Dividend and Paying Agents

        Not applicable.

10G. Statement by Experts

        Not applicable.

10H. Documents on Display

        Reports and other information of Optibase filed electronically with SEC may be found at www.sec.gov. They can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.

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

Interest Rate and Rating Risks

        Our exposure to market risk for changes in interest rates in the U.S. relates primarily to our investment in marketable securities. To date, our marketable securities are comprised of structured notes and corporate bonds. The fair value of our long and short-term securities is based upon their market values. Changes in U.S. interest rates, as well as rating changes done by the leading rating agencies, to the bonds issuers, could affect our financial results.

Investments Risks

        In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2006, our available net cash was $42.9 million. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. For information concerning our investment policy, see Item 5B. “Liquidity and Capital Resources” above. The investment guidelines are to be reviewed periodically by our board of directors with the President and Chief Financial Officer

        As of December 31, 2006, approximately 64% of our available cash invested in structured notes acquired from several banks. Under the terms of the notes, for each day in which the relevant 6-month LIBOR rate is below an agreed fixed rate, which ranges from 3% to 7% (calculated on an annual basis), the notes bear interest at a rate of 10% to 10.5% per annum. On all other days, the notes do not bear any interest. Under the terms of the notes, the issuer of the notes has a call option that allows such issuer to prepay the notes at PAR at any coupon date. Changes in the rate of the LIBOR may significantly affect the market value of our investments. Our available cash (including the Notes) is generally classified as available for sale and, consequently, is recorded on the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). Changes in the current economic situation, interest rates and other factors may adversely affect the value of our available cash. As a result, we may recognize in earnings the decline in fair value of our investments when the decline is judged to be other- than- temporary.

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

        The table set forth shows the construction of our available cash investments classified as available for sale (in thousands):

	December 31,
	2005				2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Available-for-sale:
Government and corporate debt	$17,639	$594	$(731)	$17,502	$15,650	$909	-	$16,559
Government and corporate
structured notes (*)	28,510	-	(1,768)	26,742	28,911	-	(1,248)	27,663
Total securities	$46,149	$594	$(2,499)	$44,244	$44,561	$909	$(1,248)	$44,222

(*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

Item 12.	Description of Securities Other than Equity Securities

        Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.	Controls and Procedures

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

Internal controls

        There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

        The Board of Directors has determined that Gil Weiser and Chaim Labenski are “audit committee financial experts” as defined in Item 16A. of Form 20-F.

Item 16B.	Code of Ethics

        We have adopted a Code of Business Conduct and Ethics for our employees, including our chief executive officer and senior financial officers. The Code of Business Conduct and Ethics was attached as Exhibit 11 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004.

Item 16C.	Principal Accountant Fees and Services

        Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer to Optibase in 2006 and 2005 (in thousands):

	2005	2006

Audit fees (1)	68	102
Audit-related fees (2)	--	--
Tax fees (3)	--	--
All other fees (4)	4	1

Total	72	103

(1)	Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

(4)	All other fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

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

        During 2006, none of audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemption From the Listing Standards for Audit Committee

        Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliate Purchasers

        Not applicable.

Item 17.	Financial Statements

        Not Applicable.

Part III

Item 18.	Financial Statements

        Our, and our subsidiary’s Consolidated Financial Statements beginning on pages F-1 through F-40, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-40

Item 19.	Exhibits

        See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

OPTIBASE LTD.

        We have audited the accompanying consolidated balance sheets of Optibase Ltd. (“the Company”) and its subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements and are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R), “Share-Based Payment”.

Tel-Aviv, Israel May 14, 2007	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,919	$2,316
Cash held in favor of other consortium partners (Note 10c)	141	-
Marketable securities (Note 3)	17,502	42,015
Trade receivables (net of allowance for doubtful accounts of $ 307 and
$ 313 at December 31, 2005 and 2006, respectively) (Note 16b)	2,314	4,544
Deferred costs	-	500
Other accounts receivable and prepaid expenses (Note 4)	1,351	772
Inventories (Note 5)	4,101	4,147
Assets related to discontinued operations	343	157

Total current assets	27,671	54,451

LONG-TERM INVESTMENTS:
Long-term lease deposits (Note 10a)	258	313
Marketable securities (Note 3)	26,742	2,207
Severance pay fund	1,470	1,603
Investments in companies (Note 6)	700	700

Total long-term investments	29,170	4,823

PROPERTY AND EQUIPMENT, NET (Note 7)	1,505	1,700

Total assets	$58,346	$60,974

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2005	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit line and loans (Note 9)	$1,222	$3,636
Trade payables	2,376	1,763
Deferred revenues	731	1,703
Other accounts payable and accrued expenses (Note 8)	6,705	6,852
Liabilities related to discontinued operations	254	155

Total current liabilities	11,288	14,109

ACCRUED SEVERANCE PAY	2,222	2,371

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY (Note 13):
Share capital -
Ordinary Shares of NIS 0.13 par value -
Authorized: 19,230,800 shares at December 31, 2005 and 2006; Issued: 13,822,638 and 14,004,888 shares at December 31, 2005 and 2006, respectively; Outstanding:
13,291,618 and 13,473,868 shares at December 31, 2005 and 2006, respectively	533	539
Additional paid-in capital	117,975	119,181
Treasury shares (531,023 shares at December 31, 2005 and 2006)	(2,278)	(2,278)
Accumulated other comprehensive loss	(1,905)	(339)
Accumulated deficit	(69,489)	(72,609)

Total shareholders' equity	44,836	44,494

Total liabilities and shareholders' equity	$58,346	$60,974

The accompanying notes are an integral part of the consolidated financial statements.

May 14, 2007 ———————————— Date of approval of the financial statements	———————————— Tom Wyler President, Chief Executive Officer and Executive Chairman of the Board of Directors.	———————————— Chaim Labenski Director	———————————— Danny Lustiger Chief Financial Officer

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2004	2005	2006

Revenues (Notes 14 and 15b)	$17,845	$19,343	$17,977
Cost of revenues (Note 15d)	7,512	7,808	7,716

Gross profit	10,333	11,535	10,261

Operating expenses:
Research and development, net (Note 16a)	3,761	4,001	4,208
Selling and marketing	7,930	8,798	8,288
General and administrative	2,372	1,892	2,134

Total operating expenses	14,063	14,691	14,630

Operating loss	(3,730)	(3,156)	(4,369)
Other income (expenses), net (Notes 11)	808	(622)	(171)
Financial income, net (Note 16c)	5,668	1,583	1,405

Net income (loss) from continuing operations	2,746	(2,195)	(3,135)

Income (loss) from discontinued operations	(6,426)	(1,250)	15

Net loss	$(3,680)	$(3,445)	$(3,120)

Basic earnings (loss) per share from continuing operations	$0.21	$(0.17)	$(0.23)

Diluted earnings (loss) per share from continuing operations	$0.19	$(0.17)	$(0.23)

Basic earnings (loss) per share from discontinued operations	$(0.49)	$(0.09)	$0.00

Diluted earnings (loss) per share from discontinued operations	$(0.45)	$(0.09)	$0.00

Basic loss per share	$(0.28)	$(0.26)	$(0.23)

Diluted loss per share	$(0.26)	$(0.26)	$(0.23)

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	13,069	13,188	13,431

Weighted average number of shares used in computing
diluted net earnings (loss) per share (in thousands)	14,225	13,188	13,431

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance as of January 1, 2004	$524	$116,986	$(2,278)	$1,610	$(62,364)		$54,478

Exercise of employees stock options	4	407	-	-	-		411
Compensation related to warrants granted to consultant	-	77	-	-	-		77
Other comprehensive loss:
Unrealized loss on available-for-sale marketable securities, net	-	-	-	(459)	-	$(459)	(459)
Net loss	-	-	-	-	(3,680)	(3,680)	(3,680)

Total comprehensive loss						$(4,139)

Balance as of December 31, 2004	528	117,470	(2,278)	1,151	(66,044)		50,827

Exercise of employees stock options	5	432	-	-	-		437
Compensation related to warrants granted to consultant	-	73	-	-	-		73
Other comprehensive loss:
Unrealized loss on available-for-sale marketable securities, net	-	-	-	(3,056)	-	$(3,056)	(3,056)
Net loss	-	-	-	-	(3,445)	(3,445)	(3,445)

Total comprehensive loss						$(6,501)

Balance as of December 31, 2005	533	117,975	(2,278)	(1,905)	(69,489)		44,836

Exercise of employees stock options	6	492	-	-	-		498
Stock based compensation related to options granted to employees	-	714	-	-	-		714
Other comprehensive loss:
Unrealized gain on available-for-sale marketable securities, net	-	-	-	1,566	-	$1,566	1,566
Net loss	-	-	-	-	(3,120)	(3,120)	(3,120)

Total comprehensive loss						$(1,554)

Balance as of December 31, 2006	$539	$119,181	$(2,278)	$(339)	$(72,609)		$44,494

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:

Net loss	$(3,680)	$(3,445)	$(3,120)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	858	1,090	1,106
Impairment of long-term investment	574	622	173
Accrued interest and amortization of premium and discount on available-for-sale
marketable securities	299	1,001	(594)
Realized gain (loss) on sale of available-for-sale marketable securities	(1,003)	(36)	32
Impairment of available-for-sale marketable securities	-	430	-
Gain on sale of property and equipment	-	-	(2)
Accrued severance pay, net	58	(24)	16
Compensation related to warrants granted to consultants	77	73	-
Compensation related to options and restricted shares granted to employees and directors	-	-	714
Decrease (increase) in trade receivables, net	452	38	(2,230)
Decrease in other accounts receivable and prepaid expenses	310	116	579
Increase in inventories	(689)	(575)	(629)
Increase (decrease) in trade payables	799	107	(613)
Increase in deferred costs	-	-	(500)
Increase in deferred revenues	211	355	972
Increase (decrease) in accrued expenses and other accounts payable	510	(512)	288
Net cash provided by (used in) discontinued operations operating activities	3,715	(1,805)	87

Net cash used in operating activities	2,491	(2,565)	(3,721)

Cash flows from investing activities:

Proceeds from sale of property and equipment	-	-	2
Purchase of property and equipment	(310)	(833)	(716)
Investments in available-for-sale marketable securities	(38,752)	(17,000)	-
Proceeds from sale of available-for-sale marketable securities	10,653	-	-
Proceeds from redemption of available-for-sale marketable securities	30,152	15,000	2,150
Redemption of (investment in) long-term lease deposits	16	(19)	(55)
Investment in companies	(650)	(600)	(175)
Net cash provided by (used in) discontinued operations investing activities	(2,994)	995	-

Net cash provided by (used in) investing activities	(1,885)	(2,457)	1,206

Cash flows from financing activities:

Short-term bank credit	(1,648)	719	2,414
Proceeds from exercise of stock options	411	437	498
Payments of long-term capital lease obligations	(14)	-	-

Net cash provided by (used in) financing activities	(1,251)	1,156	2,912

Increase (decrease) in cash and cash equivalents	(645)	(3,866)	397
Cash and cash equivalents at the beginning of the year	6,430	5,785	1,919

Cash and cash equivalents at the end of the year	$5,785	$1,919	$2,316

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Supplemental disclosure of cash flow activities:

(a) Non-cash transactions:

Reclassification of inventories into property and equipment	$366	$418	$585

(b) Cash paid during the year for:

Interest	$34	$205	$177

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

The Company and its subsidiary provide high quality equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets, which performed through the operation of two product lines. Video technologies and IPTV

The Company and its subsidiary sell their products worldwide, directly and through distributors, Value Added Resellers (“VARs”), system integrators and Original Equipment Manufacturers (“OEMs”), all of which are considered end-customers from the perspective of the Company and its subsidiary.

The majority of the Company and its subsidiary sales are made in North America, Europe and the Far East (see Note 14a).

b.	On March 18, 2004, the Company and Media 100 Inc. a U.S.-based provider of professional video editing and compositing systems (“Media 100”) entered into an Assets Purchase Agreement (“the Agreement”). Under the terms of the Agreement, the Company acquired certain assets and liabilities assumed of Media 100 in consideration of $ 2,500 in cash. In addition, the Company incurred costs totaling $ 401, in connection with the transaction. The closing date was June 1, 2004.

The acquisition was accounted for in accordance with Statement of Financial Accounting Standard No. 141, “Business Combination”, using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and the liability assumed based on their fair value at the date of acquisition. The fair values of the identified intangible assets were established based on an independent valuation study performed by a third-party specialist. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill.

c.	Impairment of long-lived assets and goodwill in 2004 (see also Note 2h and 2i):

During the fourth quarter of 2004, the Company decided to restructure the operations of its digital non-linear editing product line. Consequently, the Company performed a recoverability test on its long-lived assets associated with its digital non-linear editing product line. As a result, the Company recorded a non-cash charge of $ 1,471 in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”(“SFAS 144”), with respect with its digital non-liner editing product lines. This impairment charge is included in the consolidated statements of operations. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

The composition of the impairment as follows:

Technology (*)	$690
Customer relationship (*)	529
Property and equipment (*)	252

$1,471

(*)	Related to the purchase of certain assets and liabilities of Media 100, at June 1, 2004.

As part of the goodwill annual impairment test and in connection with the evaluation, the Company has recognized a goodwill impairment loss in the amount of $ 540 in accordance with Accounting Standard No. 142, “Goodwill and Other Intangible Assets”(“SFAS 142”). The fair value of the reporting unit, the digital non-linear editing product line, was estimated using the present value of expected future cash flows. The goodwill impairment charge of $ 540 is included in the consolidated statements of operations.

d.	Restructuring:

In connection with the restructuring made during the forth quarter of 2004, the Company recorded a restructuring charge of approximately $ 84, during the first quarter of 2005, related to employee termination expenses.

On June 22, 2005, the Company signed an agreement with Artel Software Corp. (“Boris FX”), a developer of integrated effects technology for video and film production, according to which, the Company sold certain software technology known as the Final Effect Complete, in consideration of $ 75, net. In September 2005, the Company signed an agreement with Acoustic Technologies LLC (“the Purchaser”), according to which the Company transferred certain Patent Rights of Media 100 to the Purchaser in consideration of $ 900, net. In respect of these two sale transactions, the Company has recorded other income in the amount of $ 975.

In September 2005, the Company entered into an agreement with Boris FX for the sale of its digital non-linear product line operations, including all services, warranty and maintenance obligations, in consideration of $ 20, net. Under the terms of the agreement, Boris FX is obligated to pay royalties from future sales of products and services up to $ 2,000, the Company agreed to make its manufacturing facilities available to Boris FX for a period of two years.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

In respect with the sale of the digital non-linear product line, the Company recorded losses in the amount of $ 60. In connection with the sale, the Company recorded additional restructuring charges of approximately $ 125, in September 2005, related to future rent obligations for the facilities, net of expected sublease income, in accordance with Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). On November 1, 2005, as part of the agreements signed with Boris FX, the Company entered into a sublease agreement with Boris FX, according to which the Company will receive future sublease payments in the amount of $ 453 through December 31, 2007. The Company’s future lease payment under the lease agreement amounted to $ 550 through December 31, 2007. The Company has recorded the sublease payment as a reduction of the restructuring accrual.

The following table details the components of the restructuring charges and the remaining reserve balances as of December 31, 2006:

	Original accrual	Utilized		Balance at December 31, 2006
		Cash	Non-cash

Facility lease termination	$125	$52	$-	$73
Termination benefits	84	84	-	-

	$209	$136	$-	$73

e.	Discontinued operations:

During the forth quarter of 2006, the Company determined that the level of activity and cash flow generated from the disposed digital non-linear product line are no longer significant and as such reassessed the classification of the Digital non-linear product line, and decided that it is a discontinued operation, in accordance with SFAS 144 and EITF 03-13, “Applying the Condition in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operations”.

Accordingly, the results of operations including revenues, operation expenses and other income and expenses of the digital non-linear product line for 2004, 2005 and 2006 have been reclassified in the accompanying statements of operations as discontinued operations. The Company’s balance sheets at December 31, 2005 and 2006 reflect the net liabilities of the digital non-linear product line as liabilities and assets related to discontinued operations.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiary is generated in United States dollars (“dollars”). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiary operate. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

As of December 31, 2005 and 2006, all marketable securities covered by SFAS 115 were classified as available-for-sale. Available-for-sale marketable securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, “Accumulated other comprehensive income (loss)". Realized gains and losses on sales of investments, as determined on a specific identification basis, and interest income, including amortization of the premium and discount on debt securities, are included in the consolidated statement of operations, as financial income or expense as appropriate (see Note 16c).

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the decline in value for securities is other than temporary. The Company’s policy in evaluating the fair value of its investments in marketable securities is based on the following factors: (i) whether there is a significant decline in value of the securities suspected to be other than temporary; (ii) the ability to hold the security until recovery, and (iii) the intention to hold the security until recovery. As of December 31, 2005 and 2006, the Company’s available-for-sale securities declines in the amount of $ 430 and $ 0 were included in the statement of operations as financial expenses, respectively.

Structured notes were accounted for in accordance with the provisions of FASB Emerging Issues Task Force (EITF) Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under the notes terms, for each day in which the six-months LIBOR rate is below an agreed fixed rate, which ranges from 3% to 10%, the notes bear interest at the rate of 10% to 10.5% per annum. On all other days, the deposits do not bear any interest. As of December 31, 2006, investments in structured notes securities are less than their market value (see Note 3).

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or technological obsolescence. In 2004, 2005 and 2006, the Company and its subsidiary recorded write-off charges in a total amount of $ 336, $ 0 and $ 0, respectively, related to obsolete inventory and slow-moving items, which are included in the statement of operations under cost of revenues.

Cost is determined as follows:

Raw materials and components – by the “average cost” method.

Work in progress and finished goods – cost of manufacturing with the addition of allocable indirect manufacturing costs.

g.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	The shorter of the useful life or term of the lease

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Goodwill and intangible assets:

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. As of December 31, 2006, no impairment losses have been identified.

Intangible assets acquired in a business combination are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Acquired technology is amortized over a weighted average of four years, and customer relationship is amortized over a weighted average of three years. Amortization expenses for the year ended December 31, 2004, amounted to $ 247.

i.	Long-lived assets:

The Company and its subsidiary’s long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2006, no impairment losses have been identified.

j.	Investments in companies:

Investments in companies represents investments in: (i) Preferred shares of a privately held company which is recorded at the lower of cost or estimated fair value, since the Company holds an equity stake of less than 20%, does not have the ability to exercise significant influence over operating and financial policies of the investee, (ii) a privately held company by a way of convertible notes.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s investment in a company (i) is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, (“APB 18); (ii) is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with SAB 59. As for impairment charges recorded in 2004, 2005 and 2006 see Notes 6a and 6b.

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

Revenues from sale of products that include post customer support are recognized in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered

Revenues from the sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Output Method”, upon completion of milestones, when collectibility is probable. After delivery of a milestone, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2006, no such estimated losses were identified.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for product sales in which the software is fundamental to the hardware in accordance with Statement of Position 97-2, “Software Revenue Recognition”, as amended (“SOP 97-2”). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. Furthermore, the Company follows Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP 98-9”). SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE does not exist for one or more of the delivered elements. Under the residual method, any discount in the arrangement is allocated to the delivered elements.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support), is determined based on the renewal rate charged when these elements are sold separately.

Amounts received from customers for whom revenue has not yet been recognized, are presented as deferred revenues.

l.	Research and development costs:

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, and the European Union Research and Development Program (see also Note 10b and 10c).

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized. Total costs capitalized amounted to $ 1,238 and are fully amortized as of December 31, 2006. Amortization expenses amounted to $ 80, $ 60 and $ 0 for the years ended December 31, 2004, 2005 and 2006, respectively.

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

Royalty-bearing grants from the Government of Israel for research and development are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs (see also Note 10b).

o.	Non-royalty-bearing grants:

The Company receives non-royalty-bearing grants from the European Union Research and Development Program, and from the MOST, STRIMM and NEGEV consortiums, which are part of the Office of the Chief Scientist Magnet program. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred, and are recorded as a reduction in research and development costs.

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

Marketable securities are invested in via major investment banks in the United States. These investments include corporate bonds, Government and corporate structured notes. Management believes that the financial institutions are financially sound, the investments are well diversified and, accordingly, credit risk exists with respect to these marketable securities, all in accordance with the Company’s investment policy.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Company and its subsidiary are geographically diversified and derived from sales to customers mainly in North America, Europe and the Far East. The Company and its subsidiary generally do not require collateral; however, in certain circumstances, the Company and its subsidiary may require letters of credit, advance payments, insurance, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiary have determined to be doubtful of collection in addition to a general allowance for the remaining accounts. The Company and its subsidiary perform ongoing credit evaluations of their customers.

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

r.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated operations statements.

At December 31, 2006, the Company has four stock-based employee compensation plans, which are described more fully in Note 13. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB No. 25, and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation”. No stock-based employee compensation cost was recognized in the statement of operations for the years ended December 31, 2005 and 2004, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment”, using the modified-prospective-transition method. Under that transition method, compensation cost recognized during 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

As a result of adopting Statement 123(R) on January 1, 2006, the Company’s net loss from continuing operations for the year ended December 31, 2006, were $ 519 higher than if it had continued to account for share-based compensation under APB No. 25. Basic and diluted loss per share for the year ended December 31, 2006, $ 0.04 higher than if the Company had continued to account for share-based compensation under Opinion 25. The adoption of Statement 123(R) did not affect the Company’s discontinued operation.

The Company estimates the fair value of stock options granted using the Black-Scholes- option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company recognizes the related expenses over the vesting period using the straight line method.

The fair value for options granted in 2004, 2005 and 2006 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2004	2005	2006

Volatility	60%	58%	58%
Risk-free interest rate	3.2%	4.1%	4.6%
Dividend yield	0%	0%	0%
Expected life (years)	3	4.6	4.6

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on 2004 and 2005 net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods.

	Year ended December 31,
	2004	2005

Net income (loss) from continuing operations, as reported	$2,746	$(2,195)
Add: Stock-based employee compensation expense included in reported net
income, net of related tax effects	-	-
Deduct: Total stock-based employee compensation expense determined
under fair value based method for all awards, net of related tax effects	(357)	(798)

Pro forma net income (loss), from continuing operations	$2,389	$(2,993)

Net loss, from discontinuing operations as reported	$(6,426)	$(1,250)
Add: Stock-based employee compensation expense included in reported net
income, net of related tax effects	-	-
Deduct: Total stock-based employee compensation expense determined
under fair value based method for all awards, net of related tax effects	-	-

Pro forma net loss, from discontinuing operations	$(6,426)	$(1,250)

Net loss, as reported	$(3,680)	$(3,445)

Pro forma net loss	$(4,037)	$(4,243)

Basic and diluted earnings (loss) per share as reported:
Basic from continuing - as reported	$0.21	$(0.17)

Diluted from continuing - as reported	$0.19	$(0.17)

Basic from discontinuing - as reported	$(0.49)	$(0.09)

Diluted from discontinuing - as reported	$(0.45)	$(0.09)

Basic - as reported	$(0.28)	$(0.26)

Diluted - as reported	$(0.26)	$(0.26)

Basic from continuing - pro forma	$0.18	$(0.23)

Diluted from continuing - pro forma	$0.17	$(0.23)

Basic from discontinuing - pro forma	$(0.49)	$(0.09)

Diluted from discontinuing - pro forma	$(0.45)	$(0.09)

Basic - pro forma	$(0.31)	$(0.32)

Diluted - pro forma	$(0.28)	$(0.32)

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees, multiplied by the number of years of employment as of the balance sheet date. Israeli employees are entitled to severance equal to one month’s salary for each year of employment, or a portion thereof. In the event of a decrease in an employee’s salary, severance pay is calculated as follows: the severance pay with respect to the period prior to the decrease is based on the most recent salary of the employee prior to such decrease multiplied by the number of years of the employment until the date of the decrease. The severance pay with respect to the period following such decrease is based on the actual recent salary of such employee multiplied by the number of years of employment following such decrease.

The Company’s liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expense amounted to $ 346, $379 and $ 355 for the years ended December 31, 2004, 2005 and 2006, respectively.

t.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but no more than $ 13 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company makes a matching contribution up to 25% over a vesting period of 4 years.

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

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Impact of recently issued accounting standards:

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination.

Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes”(“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company does not expect the adoption of FIN 48 will have any material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”(“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

NOTE 3:	–	MARKETABLE SECURITIES

	December 31,
	2005				2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Available-for-sale:
Government and corporate debt	$17,639	$594	$(731)	$17,502	$15,650	$909	$-	$16,559
Government and corporate
structured notes *)	28,510	-	(1,768)	26,742	28,911	-	(1,248)	27,663

Total securities	$46,149	$594	$(2,499)	$44,244	$44,561	$909	$(1,248)	$44,222

*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

Realized gains on sales of available-for-sale securities totaled $ 1,003, $ 36 and $ 10 in 2004, 2005 and 2006, respectively (Note 16c). Realized losses on sales of available-for-sale securities totaled $ 0, $ 0 and $ 42 in 2004, 2005 and 2006, respectively (Note 16c). The net adjustment to unrealized holding gains (losses) on available-for-sale securities, included as a separate component of shareholders’equity – “Accumulated other comprehensive gains (losses)", amounted to $ (459), $ (3,056) and $ 1,566 in 2004, 2005 and 2006, respectively. As of December 31, 2005 and 2006, the amount of other comprehensive losses is composed of unrealized losses, net.

Included in the Company’s investments are structured notes with an estimated fair value of approximately $ 26,742 and $ 27,663 as of December 31, 2005 and 2006, respectively. Such investments are used by management to enhance yields, diversify the investments, and manage the Company’s exposure to interest rate fluctuations. The notes were acquired from several banks and were categorized as available-for-sale. The notes bear interest based upon the rate of the 6 months LIBOR.

As of December 31, 2006, the Company reclassified its structured notes having fair value lower than the amortized cost as short-term and long-term investment, according to the anticipated recovery date, since it believes that the decline in fair market value is not other-than- temporary and it has the intent and ability to hold the structured notes till recovery in accordance with SAB 59. As of December 31, 2006 the Company’s investment in marketable securities included continuous unrealized losses of $ 1,248 for a period greater than 12 months.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

	December 31, 2005		December 31, 2006
	Amortized cost	Fair value	Amortized cost	Fair value

Available-for-sale securities:
Matures in one year	$750	$746	$993	$1,006
Matures from 1 to 5 years	3,848	4,050	11,581	12,370
Matures from 6 to 10 years	41,551	39,448	31,987	30,846

Total	$46,149	$44,244	$44,561	$44,222

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2006

Employees	$114	$6
Government authorities	347	148
Prepaid expenses	367	275
Interest receivable	523	343

	$1,351	$772

NOTE 5:	–	INVENTORIES

Raw materials and components	$1,389	$1,283
Work in progress	289	362
Finished goods	2,423	2,502

	$4,101	$4,147

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	–	INVESTMENTS IN COMPANIES

a.	In November 2000, the Company signed an agreement with a privately held company, Mobixell Network, Inc. (“Mobixell”), according to which the Company has licensed Mobixell to use certain of its MPEG-4 technologies.

As of December 31, 2006, the outstanding balance of $ 700 represents the investment in Mobixell. As of December 31, 2006, the Company holds approximately 7.08% of Mobixell’s equity. The investment is treated on the basis of the cost method.

b.	In July 2001, the Company, invested $ 250 in a privately held company, V.Box Communication Ltd. (“V. Box”). The investment was made by way of a loan against a note that can be converted into Ordinary shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent of the Company and the other investor of V. Box. The loan does not bear interest. Through December 31, 2006, the Company invested an additional $ 2,322 in V. Box in respect of additional convertible notes, as described above. In case of conversion, the Company will hold approximately 34% of V. Box Ordinary shares.

The Company recorded impairment losses in the amount of $ 574, $ 622 and $ 173 in the years ended December 31, 2004, 2005 and 2006, respectively, which are included in the statement of operations under other expenses (income), net. Please refer also to Note 17b.

NOTE 7:	–	PROPERTY AND EQUIPMENT

	December 31,
	2005	2006

Cost:
Computers and peripheral equipment	$9,288	$9,990
Office furniture and equipment	499	352
Motor vehicles	19	19
Leasehold improvements	1,251	831

	11,057	11,192
Accumulated depreciation	9,552	9,492

Depreciated cost	$1,505	$1,700

As for charges, see Note 10e.

Depreciation expenses amounted to $ 778, $ 1,049 and $ 1,106 for the years ended December 31, 2004, 2005 and 2006, respectively.

As for impairment charges in 2004, see Note 1c.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2005	2006

Employees and payroll accruals	$1,837	$1,666
Royalties (see Note 10b)	1,540	1,656
Accrued expenses	2,621	2,471
Commitments related to European grant plan (see Note 10c)	141	-
Others	566	1,059

	$6,705	$6,852

NOTE 9:	–	SHORT-TERM BANK CREDIT LINE

As of December 31, 2005 and 2006, the Company and its subsidiary had authorized lines of credit in the amount of $ 10,434 and $ 13,228, respectively, out of which $ 434 and $ 828, respectively, are linked to the NIS and bear an annual bank interest rate of Prime plus 1%-1.25%, and $ 10,000 and $ 12,400, respectively, bear an annual interest rate of LIBOR plus 0.5%-0.65%. An amount of approximately $ 32,000 is secured by marketable securities of the Company and its subsidiary.

The Company and its subsidiary had an utilized line of credit in the amount of $ 1,222 and $ 3,636 as of December 31, 2005 and 2006, respectively (there is no material fee for the unused portion of the line of credit).

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiary’s facilities and motor vehicles are leased under several operating lease agreements for periods ending in 2009.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2007	$1,207
2008	1,019
2009	831

$3,057

As of December 31, 2006, the Company and its subsidiary provided long-term deposits amounting to $ 313 as collateral, in accordance with the lease agreements.

Rent expenses amounted to $ 858, $ 804 and $ 607 for the years ended December 31, 2004, 2005 and 2006, respectively. Motor vehicle leasing expenses for the years ended December 31, 2004, 2005 and 2006, were $ 682, $ 438 and $ 505, respectively.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist (“OCS”), amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

Through December 31, 2006, the Company has paid or accrued royalties to the OCS in the amount of $ 3,620, which was recorded under cost of revenues. As of December 31, 2006, the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $ 2,996 plus interest.

c.	The Company is coordinating a consortium, TIRAMISU, in a two year collaborative project, which commenced on November 1, 2003, funded by the European 6th framework. The grants the Company receives from this project do not bear any repayment royalties. As a coordinator of this project, the Company receives the consortium funds from the European Commission and distributes those funds to the consortium members based on an agreement between the consortium members. As of December 31, 2005 and 2006, the Company holds a pre-payment from the European Commission amounting to $ 141 and $ 0, respectively that is distributed to the consortium members, according to the payment schedule detailed in the consortium agreement. The Company presents this amount as “Cash held in favor of other consortium partners”.

d.	Guarantees:

As of December 31, 2005 the Company has obtained a letter of credit in favor of a customer and bank guarantees in favor of a lessor totaling $ 1,030. As of December 31, 2006 the Company has obtained bank guarantees in favor of a lessor and the Israeli Chambers of Commerce totaling $ 207.

e.	Assets pledged as collateral:

As collateral for the Company’s lines of credit, a fixed charge has been placed on the Company’s property and equipment, shareholders’ equity and a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all the other assets of the Company. Part of the Company and its subsidiary’s marketable securities are used as collateral for a line of credit (see Note 9).

f.	Legal claim andcontingent liabilities:

On September 13, 2005 the Company received a lawsuit filed by Vsoft Ltd. (“Vsoft”), a company that is undergoing liquidation proceedings. Vsoft argues that Optibase failed to act in good faith during 2002 negotiations regarding a potential purchase of a controlling interest in Vsoft, which led to Vsoft’s entering into liquidation proceedings. Vsoft has demanded damages in the amount of $ 2,129 as well as the reimbursement of expenses, legal fees and applicable VAT. Based on facts known to the Company’s management, it believes that such claim is without merit.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

From time to time, the Company is a party to claims arising in the ordinary course of its business operations. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters, if any, will have a material adverse impact on the Company’s financial condition, results of operations or cash flows.

NOTE 11:	–	OTHER INCOME (EXPENSES), NET

	Year ended December 31,
	2004		2005	2006

Impairment losses of V.Box		$(574)	$(622)	$(173)
Other income	(*)	1,382	-	2

		$808	$(622)	$(171)

(*)	On February 5, 2002, the Company filed a claim with the New York stock exchange against Merrill Lynch & Co., for damages incurred as a result of Merrill Lynch’s sale to the Company of unsuitable securities. On December 24, 2003, the panel awarded the Company $ 1,790 in damages. In February 2004, the Company received payments with regard to this arbitration and recorded other income in the amount of approximately $ 1,382, net of legal expenses.

NOTE 12:	–	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of an “Approved Enterprise” under the law, for five separate investment programs, which were approved in February 1991, January 1994, April 1998, May 2000 and January 2005. The Company completed its investments according to its first, second, third and forth programs on November 30, 1994, July 1, 1995, December 31, 1999 and October 2004, respectively. The Company is in the process of implementing the fifth investment program.

According to the provisions of the law, the Company has elected the “Alternative Benefits”track – waiver of grants in return for tax benefits. As of December 31, 2004 and 2005, there were no outstanding loans and the right to receive such loans was terminated.

According to the provisions of the law, income derived from the “Approved Enterprise”programs, under the “Alternative Benefits” track, will be tax-exempt for a period of two years, commencing with the year in which the Company first earns taxable income and subject to corporate taxes at the reduced tax rate of 10%-25%, for an additional period of five to eight years (depending on the percentage of foreign investor ownership in the Company).

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

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the certificates of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Company is meeting all of the aforementioned conditions.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed certain provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise”, such as provisions generally requiring that at least 25% of the “Privileged Enterprise” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies, that elect tax benefits under the “Alternative Benefits” track, no longer require Investment Center approval in order to qualify for tax benefits.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing “Approved Enterprise” will generally not be subject to the provisions of the Amendment.

Should the Company derive income from sources other than the “Approved Enterprise”during the relevant period of benefits, such income will be taxable at the regular Israeli corporate tax rate.

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

The Company has final tax assessments through the 2001 tax year.

e.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company may currently qualify as an “industrial company” within the definition of the Law for the Encouragement of Industry (Taxation), as such, it may be eligible for certain tax benefits, including, inter alia, special depreciation rates for machinery, equipment and buildings, amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

An industrial company owning an “Approved Enterprise” may choose between these special depreciation rates and the depreciation rates available to the “Approved Enterprise”.

Eligibility for benefits under this law is not subject to receipt of prior approval from any Government authority.

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

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary’s deferred tax assets are as follows:

	December 31,
	2005	2006

Operating loss carryforward	$12,731	$15,536
Reserves and allowances	11,061	9,364

Net deferred tax asset before valuation allowance	23,792	24,900
Valuation allowance	(23,792)	(24,900)

Net deferred tax asset	$-	$-

The Company and its subsidiary have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that, since the Company and its subsidiary have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. During 2006, the Company and its subsidiary increased the valuation allowance by approximately $ 1,108.

h.	Net operating losses carryforward:

Through December 31, 2006, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $ 32,894 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2006, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $ 18,375 that can be carried forward and offset against taxable income for 20 years, no later than 2007 to 2023. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership”provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

i.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2004	2005	2006

Loss before taxes as reported	$(3,680)	$(3,445)	$(3,120)

Theoretical tax benefit computed at the statutory rate (35%, 34% and
31% for the years 2004, 2005 and 2006, respectively)	$(1,288)	$(1,171)	$(967)
Tax adjustments in respect of currency translation	(134)	283	(303)
Income and other items for which a valuation allowance was provided	78	727	1,021
Non-deductible write-off of in-process technology and amortization of other assets	443	-	-
Other non-deductible expenses	901	161	249

Income tax expense	$-	$-	$-

j.	Income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2004	2005	2006

Domestic	$(4,430)	$(2,072)	$(4,727)
Foreign	750	(1,373)	1,607

	$(3,680)	$(3,445)	$(3,120)

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.	The Company’s share capital consist of 13,144,605, 13,291,618 and 13,473,865 issued and outstanding Ordinary shares, as of December 31, 2004, 2005 and 2006, respectively.

b.	Stock options:

Since 1990, the Company has granted options to employees and directors to purchase Ordinary shares.

In 1999, the Company adopted an Israeli Option Plan (“1999 Israeli option plan”), a U.S. Option Plan (“1999 U.S. option plan”) (collectively “the 1999 plans”). Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiary. Also, the options generally become exercisable monthly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than seven years from the date of the grant.

In April 2001, the Board of Directors of the Company approved the adoption of the 2001 Non-Statutory Share Option Plan. Under the terms of this plan, options may be granted to available personnel, employees, directors and consultants. The options to be granted under the plan are limited to non-statutory options. The plan has terms similar to those contained under the 1999 U.S. Option Plan.

On May 1, 2003, the Board of Directors of the Company approved three years extension to the options granted under the 1994 share option agreement. At the same date, the Company adopted the “Share Option Agreement 2003” in accordance with the amended Section 102 of Israel’s Income Tax Ordinance.

The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The total amount of options available for future grants as of December 31, 2006 was 1,303,137.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity, and related information, is as follows:

	Year ended December 31
	2004		2005		2006
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Outstanding at the beginning of the
year	2,541,536	$5.56	3,270,556	$5.59	3,235,705	$5.69
Granted	1,190,665	$5.24	620,250	$5.39	70,500	$3.26
Exercised	(152,169)	$2.87	(147,013)	$2.83	(186,764)	$2.65
Forfeited	(309,476)	$5.36	(508,088)	$5.22	(909,519)	$6.33

Outstanding at the end of the year	3,270,556	$5.59	3,235,705	$5.69	2,209,922	$5.66

Exercisable options at the end of the year	1,604,526	$6.85	1,858,733	$6.3	1,672,764	$5.88

Options vested and expected to vest
at end of year					2,183,065	$5.54

Weighted average fair value of options granted during the year		$1.56		$2.47		$1.65

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fiscal year 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock. The total intrinsic value of options outstanding at December 31, 2006 was $ 997. The total intrinsic value of exercisable options at the end of the year was approximately $ 911. The total intrinsic value of options vested and expected to vest at December 31, 2006 was approximately $ 993. The total intrinsic value of options exercised during the year ended December 31, 2006 was approximately $ 260.

As of December 31, 2006, there was $ 975 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 3 years.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2006, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2006	Weighted average number of years remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted average exercise price

$ 0.17	1,590	0.50	$0.17	1,591	$0.17
$ 1.52 - $ 2.09	8,000	3.11	$1.85	8,000	$1.85
$ 2.38 - $ 3.27	822,615	2.87	$2.61	725,522	$2.57
$ 4.12 - $ 4.9	29,500	4.75	$4.43	14,979	$4.38
$ 5.04 - $ 5.93	932,695	3.98	$5.34	595,569	$5.36
$ 6 - $ 6.64	198,500	4.72	$6.10	110,083	$6.13
$ 12.03 - $ 16.88	128,022	0.51	$15.73	128,020	$15.73
$ 17.5 - $ 19.63	32,000	0.67	$18.61	32,000	$18.61
$ 23.75	48,000	0.25	$23.75	48,000	$23.75
$ 28.38	4,000	0.25	$28.38	4,000	$28.38
$ 32	5,000	0.20	$32.00	5,000	$32.00

	2,209,922	3.29	$5.66	1,672,764	$5.88

c.	Nonvested shares:

In May 2006, the Board of Directors approved the adoption of the 2006 Israeli Incentive Compensation Plan (the “2006 Plan”). The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. The Company currently uses the 2006 Plan for the grant of restricted shares only. The restricted shares are granted at no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track.

A summary of the status of the entity’s nonvested shares as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2006	-	$-

Granted	164,200	$3.38
Vested	-	$-
Forfeited	(2,500)	$3.38

Non-vested at December 31, 2006	161,700	$3.38

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2006, there was $ 324 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a weighted average period of 2 years.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the year ended December 31, 2006, was comprised as follows:

Year ended December 31,
2006

Cost of goods sold	$93
Research and development	268
Selling and marketing	266
General and administrative	87

Total equity-based compensation expense before taxes	$714

Net equity-based compensation expense, per Ordinary share:
Basic and diluted	$0.05

d.	Warrants to consultants:

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

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	–	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

a.	Summary information about geographic areas:

The Company and its subsidiary operate in one reportable segment: solutions that enable preparation and delivery of digital video-based on MPEG and Windows Media TM over ATM, DVB, the Internet Protocol (“IP”) and other packet-based networks (see brief description in Note 1), and follow the requirements of Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

The following presents total revenues for the years ended December 31, 2004, 2005 and 2006 and long-lived assets as of December 31, 2004, 2005 and 2006.

	Year ended December 31,
	2004		2005		2006
	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets

Israel	$1,668	$1,402	$1,696	$1,677	$2,113	$1,767
North America	9,611	333	9,681	129	8,168	288
Europe	3,285	-	4,568	-	3,210	-
Far East (excluding Japan)	2,257	-	2,047	-	3,501	-
Japan	887	-	1,229	-	843	-
Other	137	-	122	-	142	-

	$17,845	$1,735	$19,343	$1,806	$17,977	$2,055

*)	Net revenues are attributed to countries based on end-customer location.

b.	Total revenues from external customers per product line are divided as follows:

	Year ended December 31,
	2004	2005	2006

Video technologies	$15,423	$15,316	$12,060
IPTV	2,422	4,027	5,917

	$17,845	$19,343	$17,977

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	RELATED PARTY TRANSACTIONS

The Company has signed sublease and distribution agreements with V. Box through December 31, 2005.

The balances with and the revenues derived from related party were as follows:

		December 31,
		2005	2006

a.	Balances with related party:

	Trade receivables:
	V. Box	$138	$-

		Year ended December 31,
		2004	2005	2006

b.	Revenues from related party:

	V. Box	$381	$253	$101

c.	Lease payment received from related party:

	V. Box	$50	$52	$54

d.	Purchases from related party:

	V. Box	$204	$270	$280

See also Note 6.

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	SELECTED STATEMENT OF OPERATIONS DATA

a.	Research and development, net:

		Year ended December 31,
		2004	2005	2006

	Total research and development costs	$5,774	$6,067	$6,059
	Less - grants and participation	(2,013)	(2,066)	(1,851)

		$3,761	$4,001	$4,208

b.	Allowance for doubtful accounts:

	Balance at beginning of year	$517	$573	$307
	Increase during the year	125	(12)	78
	Write-off of bad debts	(69)	(254)	(72)

	Balance at the end of year	$573	$307	$313

c.	Financial income:

	Financial income:
	Interest	$5,210	$2,456	$1,602
	Foreign currency translation adjustments	81	-	-
	Realized gains on sale of available-for-sale marketable securities	1,003	36	10

		6,294	2,492	1,612

	Financial expenses:
	Interest	(626)	(200)	(164)
	Foreign currency translation adjustments	-	(279)	(1)
	Realized losses on sale of available-for-sale marketable securities	-	-	(42)
	Impairment of marketable securities	-	(430)	-

		(626)	(909)	(207)

		$5,668	$1,583	$1,405

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	–	SELECTED STATEMENT OF OPERATIONS DATA (Cont.)

d.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share from continuing operations:

	Year ended December 31,
	2004	2005	2006

Numerator:
Numerator for basic and diluted net earnings (loss) per share -
income (loss) available to shareholders of Ordinary shares	$2,746	$(1,374)	$(3,135)

Numerator for basic and diluted net earnings (loss) per share - income (loss) available to shareholders of Ordinary shares	$(6,426)	$(2,071)	$15

Numerator for basic and diluted net earnings (loss) per share - loss
available to shareholders of Ordinary shares	$(3,680)	$(3,445)	$(3,120)

Denominator:
Denominator for basic net earnings (loss) per share- weighted average number of Ordinary shares (in thousands)	13,069	13,188	13,431

Effect of dilutive securities:
Employee stock options (in thousands)	1,156	*) -	*) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares (in thousands)	14,225	13,188	13,431

*)	Antidilutive.

NOTE 17:	–	SUBSEQUENT EVENTS (UNAUDITED)

a.	In January 2007, the Company purchased 3,035,223 Ordinary shares of Scopus Video Networks Ltd (“Scopus”), representing approximately 23% of Scopus issued share capital, from Koor Corporate Venture Capital and Koor Industries Ltd. at an aggregate purchase price of approximately $ 16,000. The Company is currently evaluating the accounting treatment of its investment in Scopus under the guidance of APB 18.

b.	During the first quarter of 2007, the Company invested an additional $ 154 in V. Box in respect of additional convertible notes.

SIGNATURES

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

Date: May 14, 2007	OPTIBASE LTD. By: /s/ Tom Wyler —————————————— Tom Wyler President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-K dated February 15, 2002).
1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company's registration statement on From S-8 (File no. 333-137644), filed with the Commission on September 28, 2006).
4.1	Patent Purchase Agreement between Optibase, Inc. and Acoustic Technology LLC dated June 16, 2005 (incorporated by reference to Exhibit 4.(a)(1) to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on April 12, 2006).
4.2	Agreement between Optibase, Inc. and Artel Software Corp. dated September 28, 2005 (incorporated by reference to Exhibit 4.(a)(2) to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on April 12, 2006).
4.3	Agreement, dated as of January 9, 2007, between the Company and Koor Corporate Venture Capital and Koor Industries Ltd.
4.4	Form of Letter of Indemnity between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 99.3 to Company's Report on Form 6-K, filed with the Commission on October 5, 2005).
4.5	Form of Letter of Indemnity between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 30, 2006).
4.6	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.7	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.8	102 Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.9	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.10	2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to an amendment, by reference to Exhibit 99.7 to the Company’s Report on Form 6-K, filed with the Commission on February 15, 2002).
4.11	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c). 9 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004).
4.12	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Company's registration statement on From S-8 (File no. 333-137644), filed with the Commission on September 28, 2006).
8.1	List of the subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004).
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004).
12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document
12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.