Form 20-F
period 2007-12-31
OPTIBASE LTD
filed 2008-06-27
CIK 1077618

As filed with the Securities and Exchange Commission on June 27, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007

Or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

Or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities exchange act of 1934 Date of event requiring this shell company report ________

Commission File Number 000-29992

OPTIBASE LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972-9-970-9288
(Address of principal executive offices)

Amir Phillips
Tel: 972-9-9709200
Fax: 972-9-9586099
2 Gav Yam Center
7 Shenkar Street
Herzliya, 46120 Israel
(Name, Telephone, E-Mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares,	Nasdaq Global Market
Nominal value NIS 0.13 per share

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
(Title of class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,097,380 Ordinary Shares, par value NIS 0.13 per share, including 377,470 Ordinary Shares held by the registrant and 76,650 Ordinary Shares held by a trustee for the benefit of employees under the Company’s incentive plan, both have no voting or equity rights.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

                    U.S. GAAP ☒

                    International Financing Reporting Standards as issued by the International Accounting Standards Board ☐

                    Other ☐

          If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

-ii-

-iii-

-iv-

          Currency of Presentation and Certain Defined Terms

          Unless the context otherwise requires, references herein to the “Company,” “Optibase,” “we,” “us” or “our” are to Optibase Ltd., a company organized under the laws of Israel, and its wholly owned subsidiary, Optibase, Inc., a Californian corporation. In addition, references to our financial statements are to our consolidated financial statements, except as the context otherwise requires. References to “U.S.” or “United States” are to the United States of America, its territories and its possessions.

          We have registered “Optibase” and “VideoPlex”, as registered trademarks. In addition, the names “MPEG MovieMaker 200”, “MPEG MovieMaker 230”, “Media Gateway”, “MGW5100”, “MGW1100”, “MGW2000”, “MGW2000e”, “MGW1000”,“MGW HD”, “Creator”, “MGW Flash”, “VideoPlex Xpress,” “VideoPlex Pro,” “MPEG MovieMaker,” “Videoplex,” “MPEG ComMotion,” “MPEG Composer,” “VideoPump”, “MGW200”, “MGW230”,“MGW 400”, “MovieMaker HD’“ and “MediaPump,” are our trademarks.

          In this Annual Report, references to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “NIS” are to New Israeli Shekels, the legal currency of Israel. The Company’s financial statements are presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except as otherwise specified, financial information is presented in U.S.dDollars. References to a particular “fiscal” year are to the Company’s fiscal year ended December 31 of such year.

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

-v-

Part I

Item 1: Identity of Directors, Senior Management and Advisers

          Not applicable.

Item 2: Offer Statistics and Expected Timetable

          Not applicable.

Item 3: Key Information

3.A. Selected Consolidated Financial Data

          We derived the consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007, and consolidated balance sheet data as of December 31, 2006 and 2007 from the audited consolidated financial statements appearing elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S. GAAP”). We derived the consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 from audited consolidated financial statements that are not included in this Annual Report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5 Operating and Financial Review and Prospects” below and the financial statements, including the notes thereto, included elsewhere in this Annual Report.

	Year Ended December 31,
Consolidated Statement of Operations Data:	2003	2004	2005	2006	2007
	(U.S. dollars in thousands, except per share data)

Revenues	$19,377	$17,845	$19,343	$17,977	$22,977

Cost of revenues	8,508	7,512	7,808	7,716	11,387
Gross profit	10,869	10,333	11,535	10,261	11,590

Operating expenses:
Research and development, net	4,839	3,761	4,001	4,208	5,362
Selling and marketing, net	7,928	7,930	8,798	8,288	7,895
General and administrative	1,973	2,372	1,892	2,134	2,276
Total operating expenses	14,740	14,063	14,691	14,630	15,533
Operating (loss)	(3,871)	(3,730)	(3,156)	(4,369)	(3,943)

Other income (expenses), net	(2,275)	808	(622)	(171)	(327)
Financial income, net	7,979	5,668	1,583	1,405	(31)
Net income (loss) before tax	1,833	2,746	(2,195)	(3,135)	(4,301)
Provision for income tax					(73)

Net loss after income tax	1,833	2,746	(2,195)	(3,135)	(4,374)

Equity in loss					(2,769)

Net income (loss) before cumulative effect of changes in accounting principle	1,833	2,746	(2,195)	(3,135)	(7,143)

Net (loss) income from continuing operations	$1,833	$2,746	$(2,195)	$(3,135)	$(7,143)
Income (Loss) related to discontinued operations (1)		(6,426)	(1,250)	15	(30)
Net income (loss)	$1,833	$(3,680)	$(3,445)	$(3,120)	$(7,173)

Net income (loss) per share from continuing operations:
Basic	$0.15	$0.21	$(0.17)	$(0.23)	$(0.53)
Diluted	$0.14	$0.19	$(0.17)	$(0.23)	$(0.53)
Basic and diluted earnings per share from discontinued operations		$(0.49)	$(0.09)	0.00	0.00
Net income (loss) per share
Basic	$0.15	$(0.28)	$(0.26)	$(0.23)	$(0.53)
Diluted	$0.14	$(0.28)	$(0.26)	$(0.23)	$(0.53)

Weighted average shares used in computing net earning (loss) per share (in thousands):
Basic	12,510	13,069	13,188	13,431	13,602

Diluted	13,062	14,225	13,188	13,431	13,602

	December 31,
Consolidated Balance Sheet Data:	2003	2004	2005	2006	2007
	(U.S. dollars in thousands)

Cash, cash equivalents and short term investment in marketable securities net	$54,933	$52,480	$18,199	$40,695	$18,387
Working capital	52,800	49,177	16,383	40,342	20,098
Long term investment in marketable securities			26,742	2,207	–
Total assets	66,924	65,986	58,346	60,974	51,787
Long term loans and capital lease obligations, including current maturities	14
Capital Stock	117,510	117,998	118,508	119,720	120,706
Total shareholders’ equity	$54,478	$50,827	$44,836	$44,494	$39,164

(1) The financial statements for the years 2004 and 2005 have been reclassified in order to reflect the discontinued operations of the Digital Non Linear Editing product line. See also Note 1.e to our consolidated financial statements included elsewhere in this annual report.

3.B. Capitalization and indebtedness

          Not applicable.

3.C. Reasons for the offer and use of proceeds

          Not applicable.

3.D. Risk Factors

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

          Since 2000 and until the quarter ended March 31, 2003, we operated at a loss. We returned to profitability in the quarter ended June 30, 2003 and remained profitable until the quarter ended March 31, 2004. Since the second quarter of 2004 we returned to operating at a loss. As of December 31, 2007, we have accumulated losses of $80 million. Given the market conditions, the uncertainty in the technology sector and the uncertainty regarding the demand for our products and our research and development and other expenses, we may continue to operate at a loss and may not be able to reach profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. In order to maintain profitability, we will need, among other matters, to aggressively expand markets for our new products while continuing to expand market share for our existing products. We cannot assure you that we will be able to increase the sales of our products and revenues and achieve profitability.

The economic outlook may adversely affect the demand for our products and the results of our operations.

          Weak economic conditions have caused, and may continue to cause, reductions in spending in technology markets in general, including spending in digital video and streaming based products and services. Consequently, there has been, and may continue to be, an adverse impact on the demand for our products and services, which has adversely affected, and may continue to adversely affect our sales and results of operations. In addition, predictions regarding economic conditions have a low degree of certainty, and further predicting the effect of the changing economy is even more difficult. We may not be able to accurately gauge the effect of the general economy on our business. As a result, we may not react to such changing conditions in a timely manner, which may result in an adverse impact on our results of operations. Any such adverse impact on the results of our operations from a changing economy may cause the price of our ordinary shares to decline.

We manage our available cash through various investments the market value of which is subject to fluctuations. Impairment of our investments could harm our earnings.

          We manage our available cash through investments of various holdings, types and maturities which are subject to fluctuations that may adversely affect the value of our available cash. Our investments are comprised mainly of structured notes and corporate bonds. During 2007, we decided to decrease our holdings in structured notes and corporate bonds and sold some of these securities at a loss. For additional information, see “Item 5.B. Liquidity and Capital Resources”. As of December 31, 2007, approximately 38% and 8% of our available cash was invested in structured notes acquired from several banks and corporate bonds, respectively. In January 2008, we sold all of our holdings in corporate bonds and the structured notes were called back at PAR by the issuing banks pursuant to their terms.

          Investments of our available cash are generally classified as available for sale and, consequently, are recorded on the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). Changes in the current economic situation, interest rates and other factors may adversely affect the value of our available cash. As a result, we may recognize in earnings the decline in fair value of investments of our available cash when the decline is judged to be other- than- temporary. For further information regarding the investment of our available cash, see “Item 5.B. Liquidity and Capital Resources” below. Furthermore, our investments in private companies are subject to risk of loss of investment capital. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

Our officers, directors and affiliated entities own a large percentage of our ordinary shares and could significantly influence the outcome of actions.

          Our executive officers, directors and the entities affiliated with them, in the aggregate, beneficially own, as of June 25, 2008, approximately 37.39% of our outstanding ordinary shares, of which Shlomo (Tom) Wyler, our President, Chief Executive Officer and Executive Chairman of our Board of Directors holds approximately 32.72% (calculated taking into consideration shares subject to options that are currently exercisable or exercisable within 60 days of June 25, 2008 which are deemed to be outstanding), see “Item 7.A. Major Shareholders” below. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

          We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual results. Factors that may contribute to the fluctuations in our quarterly results of operations include:

❖	The timing of purchases of our products by system integrators and other large customers;

❖	The rate of acceptance of new products we introduce;

❖	The loss of major customers;

❖	Product introductions and other actions taken by our competitors;

❖	Market acceptance of IPTV video services;

❖	Changing networking standards in the digital video and streaming industry and our ability to anticipate and react to such changes in a timely manner;

❖	Changes in sales and distribution environments and costs;

❖	Fluctuations in manufacturing yields and delays in product shipments;

❖	Personnel changes;

❖	Changes in foreign exchange rates; and

❖	General economic conditions, particularly in those countries or regions where we sell our products.

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

The trading price of our ordinary shares has been highly volatile, and may continue to fluctuate significantly due to factors beyond our control.

          The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

❖	The announcement of new products, services or service enhancements by us or our competitors;

❖	Quarterly variations in our results of operations or in our competitors’ results of operations;

❖	Changes in earnings estimates or recommendations by securities analysts;

❖	Perceptions of the digital video and streaming and networking industry’s relative strength or weakness;

❖	Developments in our industry and change in demand for our products;

❖	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors; and

❖	Seizure of a substantial business opportunity by our competitors or us.

          We expect this volatility to continue in the future. In addition, any shortfall or changes in our revenues, gross margins, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many technology companies and which may not be related to the operating performance of those companies. Volatility in the price of stock of companies in the digital video and streaming industry has been particularly high. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2007 through June 25, 2008, the price of our ordinary shares rose to a high of $4.52 from a low of $1.59. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

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

          There is a substantial risk that we will be classified as a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the fluctuation in the value of our stock, there is a substantial risk that we will be classified as a PFIC under a literal application of the asset test described above, which looks solely at the market value. If we were to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read “Item 10.E. Taxation” under the heading “United States Federal Income Tax Consequences” below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

          We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent approximately $37 million in cash as a component of the consideration paid to acquire Viewgraphics, Incorporation and certain other assets, see also “Item 4.A. History and Development of the Company” below. In June 2008, we also issued 2,816,901 ordinary shares in a private placement to our Chief Executive Officer and Executive Chairman of the Board of Directors in consideration for $5 million. It is probable that we will need to raise additional capital in the future to continue our longer-term expansion plans through acquisitions. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. This could inhibit our growth and increase our operating costs.

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

          We currently develop and market two product lines: the IPTV product line and the Video Technologies product line. The IPTV product line enables telephone operators and service providers to offer TV services to their subscribers by leveraging their existing digital subscriber lines, or DSL, and fiber communications infrastructure. The Video Technologies product line enables a variety of content creation and streaming applications. Both the IPTV and the Video Technologies operate and market their products in the enterprise, government and broadcast markets.

          Competition in each of these markets is intense and we expect competition to increase. The Video Technologies markets have grown in recent years and have attracted many competitors. Advances in video encoding technologies and in desk-top processing capabilities have also enabled sophisticated new applications within these markets which require an in-depth understanding of customer needs and significant development efforts. Moreover, the availability of video encoding technologies has also driven prices for products down within these markets. In contrast, the IPTV market though young, is currently dominated by large companies that can afford to aggressively promote their products by reducing prices in order to gain market share. To be competitive in each product line, we must continue to respond promptly and effectively to changing customer preferences, feature and pricing requirements, technological change and competitors’ innovations.

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

          Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do. Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors. Moreover, some companies in the digital video and streaming products industry, including some of our competitors, participate in business combinations. These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

If the digital video and streaming market does not grow as we expect, the demand for some of our products and technology may decline and our revenues will be materially adversely affected.

          Our growth depends on our ability to predict which segments of the digital video and streaming markets will grow and on our ability to penetrate those segments. We have devoted substantial effort and expense to the development of new products based on our prediction of market trends, however, if market growth rates do not meet our expectations, or if we are unsuccessful in identifying and penetrating those segments, our business will suffer. In addition, general weak economic conditions have had an adverse impact on the digital video industry and on the demand for our products. If the economic conditions persist and demand does not increase, our revenues will decline, and our business will be materially adversely affected.

The digital video and streaming market are characterized by rapid technological changes and multiple evolving standards. If we fail to enhance our existing products, develop new and more technologically advanced products and successfully market these products, the results of our operations will suffer.

          The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. For example, recent advances in silicon technology have enabled the development of cheaper video compression components with higher performance and greater ease of integration than ever before. Such developments enable competitors to offer similar or superior products to our own. Our future success will depend on our ability to maintain expertise in the digital video technologies, enhance our existing products and introduce new products and features to meet the evolution of customer requirements and industry standards.

          In addition, we, or our competitors, may announce the introduction of products that have the potential to shorten the life cycle of, or replace, our products. We have made such announcements in the past and may do so in the future. Such announcements could cause customers not to buy our products or to defer decisions to buy our products. In addition, we cannot assure you that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.

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

          Our MovieMaker encoder product family accounted for 33% of our revenues in 2005, 28% of our revenues in 2006 and 15% of our revenues in 2007. While our revenues from the MovieMaker encoder product family continue to decrease, we expect that this product family will continue to account for a significant portion of our revenues in the next year. If this product fails to match the price, availability, quality or other features of competing products or to otherwise meet our expectations with respect to market demand, it would have a material adverse affect on our results of operations.

Failure to enter into cooperation agreements with system integrators or unfruitful cooperation agreements with system integrators may have a material adverse effect on our results of operations.

        As IPTV operators currently struggle with the complexity of integrating new technologies from many vendors, it is increasingly clear that it is not enough to provide top-class encoders and transcoders for the IPTV operators. Most IPTV operators do not have sufficient expertise and, therefore, mainly rely on a system integrator.

        In the IPTV market, we manufacture encoders and transcoders, and mainly rely on system integrators to market and sell our products by integrating our encoders and transcoders with complementary products offered by such system integrators.

        We cannot assure you that we will be able to create the business relationships with the appropriate system integrators on favorable commercial terms or at all. In addition, the integration process is quite complex and requires special resources and expertise and there is no assurance that any relationships we form with system integrators will be fruitful. Failure to enter into cooperation agreements with system integrators or unfruitful cooperation agreements with system integrators may have a material adverse effect on our results of operations.

A decrease in the sales of our Video Technologies product line which we expect to continue over the years, has had an adverse effect on our financial results and will continue to have an adverse effect on our financial results in the future.

          Our sales from the Video Technologies product line were $15.3 million in 2005, $12 million in 2006 and $8.9 million in 2007. The decrease in the sales of our Video Technologies products are mainly attributed to significant advances in PC technology supporting software products for standard definition encoding. We expect that our sales from the Video Technologies products will continue to decrease over the years which would adversely affect our financial results.

Our results of operations may be adversely affected as a result of a decrease in Scopus’ financial results.

        In a series of transactions conducted during 2007 and the first quarter of 2008, we purchased an aggregate of 5,105,223 ordinary shares of Scopus Video Networks Ltd. or Scopus, representing approximately 37% of Scopus’ issued and outstanding share capital, for an aggregate consideration of $28.6 million. See “Item 4.A. History and Development of the Company” below. Our investment in Scopus is presented in accordance with the equity method of accounting. We review our investment in Scopus for impairment periodically by a way of comparing the market value of our investment in Scopus to its book value. If Scopus’ financial results deteriorate, this may have a material adverse effect on our results of operations. In addition, if we wish to sell all or part of our investment in Scopus, there is no assurance that a liquid market will be at reach, which may adversely affect our cash flows and financial resources.

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

          We believe it is becoming increasingly important for our success to develop relationships with several large original equipment manufacturers, or OEMs, of video server and network equipment with technical and support expertise. We presently have a limited number of OEM relationships and we may not be able to maintain these relationships. Moreover, we may not be able to develop new OEM relationships on favorable terms or at all. Our failure to retain existing or to develop new OEM relationships will have a material adverse effect on our ability to sell our products and our operation results.

          Some of our sales to the telecommunication, or Telco, market segment are conducted directly. However, sales to major Telcos largely depend on our ability to develop relationships and form business combinations with well-recognized Telco vendors, such as: Alcatel, Siemens and Nortel. Failure to develop such relationships will have a material adverse affect on our revenues and results of operations.

As we market our products internationally our business is affected by the WEEE and RoHS directives.

          As manufacturers and sellers of electronic equipment, certain aspects of the Restriction of Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive (2002/95/EC) which bans the use on the European Union (“EU”) market of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants and the Waste Electrical and Electronic Equipment (WEEE) Directive (2002/96/EC) which regulates the collection, recovery and recycling of waste from electrical and electronic products apply to our operation. In addition, the Peoples’ Republic of China has enacted a law on Management Methods for Controlling Pollution by Electronic Information Products, referred to as the China RoHS, that is equivalent of the bans implemented in the EU, but the marking and product certification requirements exceed the requirement of the EU RoHS directive. Furthermore, the scope of this legislation is broader than the EU RoHS directive, covering also medical devices and measurement instruments. Although we make efforts to comply with the directives, if we fail to do so, we may not be able to market our products effectively in some countries (mainly in Europe) and as a result, our operations will be adversely affected. In order to comply with these directives we have invested and may need to further invest development resources to replace non-compliant components with compliant components with the same function. Our costs of goods sold may also increase due to the use of certain new components and manufacturing processes. We cannot assure you that lack of compliance with the WEEE and RoHS directives will not have a material adverse effect on our financial condition or results of operations. In some cases compliance with these directives may require changing a hardware product in a way that requires some of our customers to make changes to their own systems. The need by a customer to change an existing system requires an investment of resources and presents the opportunity for a customer to reconsider the advantages of our products in comparison with those of competitors, and may result in the loss of some of our customers.

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

          We depend upon sole source suppliers for key components used in our products. These key components include, for example:

❖	H.264 SD, MPEG I/II, MXF, DnXHD, AAC, Flash, streaming servers and HD video encoding tools provided by technological partners;

❖

Various modules, which are integrated in our systems, both for the MGW2000, MGW200/400, MGW Flash, MGW5100, MGW 1100, MGW HD and the MGW1000 including: Switches supplied by PTI (Performance Technologies Inc.) and Interface, a switch supplied by Intel, Hosts supplied by Freescale and Kontron, backplane board by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd.;

❖	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc. and TI, which are used in our MGW 5100, MGW 1100, MGW 2400, MGE 400 and Movie Maker 400 products;

❖	Video compression chips manufactured by LSI Logic and NEL;

❖

Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;

❖	Freescale, Inc.’s DSPs, which are included in our decoders and encoders;

❖	A video decoding chip manufactured by IBM;

❖	SDI interface chips manufactured by Gennum;

❖	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;

❖	A video processing chipset from Gennum, which is used in our MM200s; and

❖	Programmable devices by Xilinx, which are used in our Mediapump.

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

Some of our products were designed a number of years ago and we may face difficulties acquiring components for these products which will result in an adverse effect on our reputation and sales.

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

          Sales of our streaming products, and in particular, the IPTV products, which are generally integrated within a larger system, require an extended sales effort. The period from an initial sales call to the receipt of a purchase order for such products typically ranges from six to twelve months and can be longer. Also, because our products are often used as part of a larger project, the timing of an order for our products is often dependent upon the timing of the projects, which is beyond our control. In addition, due to the operating procedures in many large organizations considering the purchase of our products, an extended period of time may be required for technical evaluation to be completed and capital expenditure authorization to be obtained within the customer. Accordingly, if a forecast of revenues from a specific customer for a particular period is not realized in that period, our operating results for such period will be adversely affected.

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

          Foreign currency fluctuations may affect the prices of our products. Our prices in all countries are incurred or determined in U.S. dollars. If there is a significant devaluation of the local currency in relation to the U.S. dollar in a specific country, the prices of our products will increase relative to the local currency and may be less competitive.

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

Risks Relating to Operations in Israel

Deterioration in the economy in Israel may adversely affect our results of operations.

          We are incorporated under the laws of and our main offices are located in the State of Israel. The economic conditions in Israel directly influence us. Israeli economy, which is also influenced by the political and military instability in Israel, has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations.

          Following the recession and the instability that characterized the Israeli economy from the year 2001 through 2003, the Israeli economy has improved during 2004 and through 2007. Currently, the global economy shows signs of growth slowdown which might also have an effect on the Israeli economy. The Israeli economy has also been subject to significant changes, as a result of implementation of new economic policies and privatization. If the results of these changes are unsuccessful or if there is an economic deterioration in Israel, it may adversely affect our financial conditions, the results of operations and our ability to obtain financing from Israeli banks.

Potential political and military instability in Israel may adversely affect our results of operations.

          The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Any armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

          Most of our directors, officers and employees are currently obligated to perform military reserve duty of up to 36 days annually. Additionally, all reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Because most of our revenues are generated in U.S. dollars but a portion of our expenses in Israel are incurred in New Israeli Shekels, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.

          We generate most of our revenues in U.S. dollars but incur a portion of our expenses in NIS. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. Specifically, the inflation rate in Israel was approximately 2.4% in 2005, deflation rate of approximately 0.1% in 2006, and inflation rate of approximately 3.4% in 2007. At the same time the devaluation of the NIS against the dollar was approximately 6.8% in 2005, the appreciation of the NIS against the dollar was approximately 8.2% in 2006 and the appreciation of the NIS against the dollar was approximately 9.0% in 2007. As a result of this differentiation, we experienced a decrease in the dollar costs of operations in Israel in 2005 and an increase in the dollar costs of operation in Israel in 2006 and 2007, all of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and tax benefits that we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

          We receive grants from the Office of the Chief Scientist, or the OCS, in the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. Through 2007, we received an aggregate of $7.0 million in grants from the OCS and our accrued and paid royalties to the OCS totaled $3.8 million. We also receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises”. These grants and tax benefits might be reduced in the future. To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including payment of royalties with respect to grants received and making specified investments in fixed assets. Under the Encouragement of Industrial Research and Development Law, of 1984, or the “R&D Law”, and the terms of the OCS grants, we are subject to three main obligations: (i) the obligation to locally manufacture the OCS supported products; manufacturing the OCS supported products outside of Israel that results in a reduction of more than 10% of the local manufacturing rate, is subject to the OCS’s prior written approval and the payment of increased royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel, at an increased annual return rate; (ii) the obligation not to transfer know-how, that was developed as a result of grants received from the OCS (in the course of an ‘approved plan’), outside the State of Israel; the Research Committee is authorized to approve the transfer of know-how, that results from research and development made in the course of an ‘approved plan’, outside of Israel pursuant to certain terms, including payment of a redemption fee; and (iii) the obligation to pay royalties to the OCS whenever the company successfully commercializes OCS funded products. Failure to comply with the R&D Law may result in cancellation of the grants received from the OSC. We may be required to refund the portion of the grant already received plus interest and we may also be subject to penalties and criminal charges. The difficulties in obtaining the approval of the OCS for the transfer of know-how and manufacturing rights out of Israel could have a material adverse effect on strategic alliances or other transactions that we may enter into in the future that provide for such a transfer.

          Entitlement to the tax benefits under the Law for Encouragement of Capital Investments for enterprises to which the Investment Center granted an Approved Enterprise status prior to December 31, 2004, is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. In the event of our failure to comply with these conditions, the tax and other benefits granted under the Law for Encouragement of Capital Investments could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of Consumer Price Index linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so. There can be no assurance that we, who enjoy Approved Enterprise benefits under the Law for Encouragement of Capital Investments will, meet the conditions stipulated under the Law for Encouragement of Capital Investments in order to obtain a future status of Privileged Enterprise, or that the provisions of the Law for Encouragement of Capital Investments will not change in respect of such status. The termination or reduction of the benefits under the Law for Encouragement of Capital Investments would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. See “Item 10.E. Taxation” under the heading “Israeli Taxation – Tax benefits under the Law for the Encouragement of Capital Investments, 1959.” below.

Anti-takeover provisions could negatively impact our shareholders.

          The Israeli Companies Law of 1999, or the Companies Law, provides that certain purchases of securities of a public company are subject to tender offer rules. As a general rule, the Companies Law prohibits any acquisition of shares in a public company that would result in the purchaser holding 25% or more than 45% of the voting power in the company, if there is no other person holding 25% or more than 45% of the voting power in a company, respectively, without conducting a special tender offer.

          The Companies Law further provides that a purchase of shares of a public company or a class of shares of a public company, which will result in the purchaser’s holding 90% or more of the company’s shares or class of shares, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company’s shares or class of shares (including those shares held by shareholders who did not respond to the offer), if the shareholders who did not respond to the offer constitute less than 5% of the company’s issued share capital, or of the issued class of shares. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

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

Item 4. Information on the Company

4.A. History and Development of the Company

History

          Optibase was founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Optibase Ltd. Our principal executive offices are located at 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel, and our telephone number at that location is +972-9-970-9288. Our website is located at www.optibase.com. Optibase is subject to the provisions of the Companies Law. Our U.S. subsidiary, Optibase, Inc., was incorporated in 1991 in California, and is located at 880 Maude Avenue, Mountain View, California 94043.

          Beginning February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Shlomo (Tom) Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. Based on a Schedule 13D filed with the Securities and Exchange Commission, which we refer to herein as the “Commission” or the “SEC”, on June 9, 2005 by Shlomo (Tom) Wyler and Arthur Mayer-Sommer, Mr. Wyler held 1,800,000 ordinary shares representing 13.31% of our issued share capital, as of that date, Mr. Mayer-Sommer held 1,200,000 ordinary shares representing 8.87% of our issued share capital, as of that date. On May 27, 2006, Mr. Wyler purchased 601,838 ordinary shares from Moshe Namdar. In June 2008, we issued to Mr. Wyler, in a private placement, 2,816,901 of our ordinary shares, representing 20.56% of our issued share capital. Based on a Schedule 13D filed with the SEC on June 25, 2008 by Shlomo (Tom) Wyler, Mr. Wyler holds 5,493,739 ordinary shares representing 32.72% of our issued share capital Mr. Wyler also serves as our President, Chief Executive Officer and Executive Chairman of the Board of Directors.

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

          In June 2004, we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100, in consideration for $2.5 million in cash and costs incurred by us totaling $401,000. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing product line activity. For further information on this agreement, see “Item 10.C. Material Contracts”.

          In January 2007, we purchased from Koor Corporate Venture Capital and Koor Industries Ltd. 3,035,223 ordinary shares of Scopus, representing, at that time, approximately 23% of Scopus’ issued share capital, at an aggregate purchase price of approximately $16 million. Scopus develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. In August 2007, we successfully completed a tender offer to purchase 690,000 ordinary shares of Scopus, representing, at that time, approximately 5% of Scopus’ issued share capital, at an aggregate purchase price of approximately $4 million. Following the completion of the tender offer, we beneficially owned 3,725,223 ordinary shares of Scopus, representing, at that time, approximately 27.3% of the issued and outstanding ordinary shares of Scopus. In December 2007, we entered into agreements with certain shareholders of Scopus, to purchase an aggregate of 1,380,000 ordinary shares of Scopus, representing, at that time, approximately 10% of Scopus’ outstanding shares, for an aggregate consideration of approximately $8.6 million. During January 2008, following satisfaction of the conditions to such purchase, we completed the purchase and beneficially owned approximately 37% of Scopus’ issued and outstanding shares. On April 18, 2008, we sent a letter to Scopus, asking Scopus to convene, within 21 days, a shareholders meeting to approve the declassification of Scopus’ board of directors and the election of a slate of directors proposed by us. On June 16, 2008, at Scopus’ shareholders meeting, the shareholders rejected our proposals.

          In addition, we hold interest in two companies, as follows:

          V.Box Communication Ltd. - In July 2001, we entered into an agreement with a privately held Israeli company called V.Box Communication Ltd., or V.Box, pursuant to which we have invested an initial amount of $250,000 in consideration for convertible bonds which, if converted, will constitute approximately 34% of V.Box. Through December 31, 2006 we have invested, by the way of convertible bonds, an aggregate amount of $2.6 million in V.Box. The investment was made by way of a loan against a note that can be converted into ordinary shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan is payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V.Box; or (iii) mutual consent by us and the other investors of V.Box. During 2007 we have invested an additional $325,000 by the way of a promissory note bearing no interest and no linkage differentials. Such additional amount will be repaid only out of proceeds received by V.Box on account of the sale of all or substantially all of the assets of V.Box or a specific line of products and/or upon the occurrence of an event of default, including among others, insolvency or bankruptcy of V.Box, appointment of a receiver or a liquidator to V.Box and exercise of any liens on all or substantially all of V.Box’ assets. If an event of default occurs, we have a right of first refusal towards V.Box with regard to the purchase of V.Box’ line of product. As of December 31, 2007 we have invested an aggregate amount of $2.9 million in V.Box. In addition, we sublease a part of our premises to V.Box and also provide V.Box with distribution services in the North American market.

          Mobixell Networks Inc.- In November 2000, we entered into an agreement with a privately held company called Mobixell Networks Inc., or Mobixell, pursuant to which we granted Mobixell a license to use certain of our MPEG-4 technologies valued at $300,000, and committed to invest through one of our subsidiaries at least $1 million. In December 2000, we invested $1.064 million in Mobixell’s series A preferred stock. Mobixell Networks designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery. During the quarter ended March 31, 2003, based on updated information, we decided to adjust downward the value of the investment in Mobixell by its full amount, totaling $1.36 million. However, during the quarter ended September 30, 2003, Mobixell entered into an additional financing round that included new strategic investors. As part of the financing round, we reassessed the investment and decided to participate in the financing round in the amount of $300,000 in Mobixell’s series B preferred stock. In May 2004, we decided to participate in another financing round in the amount of $400,000 in Mobixell’s series C preferred stock. As a result, our holdings in Mobixell, on a fully diluted basis, represent 5.38% of its equity. We may participate in future financing rounds in Mobixell and our holdings may be further diluted.

4.B. Business Overview

          We provide high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets. During 2007, we developed and marketed two product lines: Video Technologies and IPTV. Our products are generally manufactured by the same subcontractors by the use of similar raw materials purchased from the same suppliers. We market our products through a combined sales and marketing team and sell them by way of direct sales and through independent distributors, system integrators and resellers.

Products

Video Technologies

          The Video Technologies product line which includes PCI platforms for encoding, decoding and interfacing with DVB networks, and Media Gateways, enables a variety of content creation and streaming applications.

          The Video Technologies products target the broadcast, government, enterprise and post-production markets.

          In the enterprise markets, our encoding and streaming products enable applications such as corporate training, videoconferencing, TV to the desktop and corporate video messages distributed over the corporate network. In the broadcast markets our products enable the preparation of video content for Video On Demand (VOD), Archive Broadcast servers and NLE’s.

          We sell the Video Technologies products directly to end users, through OEMs and to system integrators and also through a worldwide network of distributors, resellers and value added resellers.

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

          In the quarter ending March 31, 2008 we released a new product, called the Creator, which builds on the Video Technology PCI platforms to provide a versatile, integrated solution for Ingest. Ingest is a broad term used in the professional video industry to describe the process of acquiring video content for a variety of processing applications. Some of the more common ingest scenarios include Program Originators who ingest content produced in their studios (Production) for editing (Post Production) and for archiving, Cable Operators and IPTV Operators who ingest content on tape for broadcast and VOD distribution and Post Production houses that provide editing services to Cable Operators, IPTV Operators and Program Originators.

IPTV

          IPTV (Internet Protocol Television) is a system where a digital television service is delivered using the IP over a network infrastructure, which may include delivery by a broadband connection. For residential users, IPTV is often provided in conjunction with VOD and may be bundled with Internet services such as Web access and VoIP. The commercial bundling of IPTV, VoIP and Internet access is referred to as a Triple Play. IPTV is typically supplied by a broadband operator using a closed network infrastructure. Over the years, we have developed our own integration expertise and have developed business relationships with partners to enable us to provide a turn-key integrated IPTV headend including our encoders and transcoders for live TV delivery and partners products for VOD, for middleware, for conditional access and set-top box. IPTV may be used to deliver television content over corporate LANs and business networks.

          The IPTV product line enables telephone operators and service providers to offer TV services to their subscribers by leveraging their existing digital subscriber lines, or DSL, and fiber communications infrastructure.

          The primary market of the IPTV product line is the IPTV market which mainly consists of telephone operators and internet service providers worldwide who are offering broadband and telephone services. These companies are exploring ways to leverage their existing networks to add new services, and in particular, personalized multi-channel television. These networks (sometimes called “access networks”) are typically IP enabled over digital subscriber line, or DSL, a family of digital telecommunication protocols designated to allow high speed data communication over existing telephone lines or fiber networks or combinations of these. The new services are offered to home subscribers, to organizations, gated communities or within hotels for entertainment.

          According to several market research firms, the IPTV market is expected to grow over the next few years. For instance, according to Multimedia Research Group (MRG) market forecast from April 2007, the number of DSL subscribers is expected to grow from 218 million in 2007 to 353 million in 2011, a compounded annual growth rate of 13 percent, and the number of global IPTV subscribers is expected to grow from 14.3 million in 2007 to 63.6 million in 2011, a compound annual growth rate of 45 percent. However, there is no assurance that the market will grow according to such expectation and indeed, so far, the growth of this market has been slower than expected.

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

          For the MGW5100 and MGW1100, we continue the development of the H.264 (i.e. MPEG-4 Part 10 or AVC) encoders and transcoders by releasing quality improvements. During 2007, we also added the capability to deliver closed captions, teletext and subtitles to these products. We believe that these new features will enable our customers to add new services and will increase our advantage over competitors.

          In the quarter ending December 31, 2007 we released the MGW HD which is a high quality encoder for High Definition TV (HDTV) in the H.264 format for IPTV delivery and other applications. H.264 offers a reduction of between 50% and 60% in bitrate compared with MPEG-2 when configured to produce comparable quality.

          In the quarter ending March 31, 2008 we also first released the EZ TV. EZ TV is an application that enables the distribution of IPTV over Enterprise networks and networks used by Military and Government facilities. The EZ TV works with all Optibase MediaGateways and, in particular, with the IPTV encoder products. A key feature of the EZ TV system is a web-based desk top player which allows users to view 1, 4, 9 or 16 simultaneous video channels and is very simple to deploy in large numbers throughout an organization. The EZ TV also supports IP settop boxes to allow viewing on TV monitors in addition to computer monitors.

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

          Our sales efforts in North America, Central America and South America are managed by Optibase, Inc., our wholly owned subsidiary, which is headquartered in Mountain View, California. Our North American sales activities are conducted primarily through our direct sales organization, which focuses on key accounts, which include telecommunication operators, system integrators and OEM accounts that offer strategic opportunities or large volume potential. North American sales efforts are supplemented by our value added resellers, or VAR, channel, through which our products are sold directly to end-users. North America accounted for approximately 50% of our total sales in 2005, approximately 45% of our total sales in 2006 and approximately 47% of our total sales in 2007.

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

          Distributor and direct account relationships outside of North America are managed directly or indirectly from our headquarters in Israel. In Europe these distributors and customers are supported by our sales managers in Israel. This local presence approach brings with it many advantages related to culture and language. Our office in Beijing, China directs our sales efforts in China and Hong Kong and those in Japan are aided by our Japanese representative in Tokyo. In India, we sell our products through our new local sales office. Sales to Asia Pacific or APAC are managed directly from our headquarters in Israel. European sales constituted approximately 24% of our total revenues in 2005, approximately 18% of our total revenues in 2006, and approximately 32% of our total revenues in 2007, while sales in Eastern Asia, including Japan, constituted approximately 17% of our total revenues in 2005, approximately 24% of our total revenues in 2006, and approximately 15% of our total revenues in 2007. Sales in Israel and other areas outside of North America, Europe and the Far East was approximately 9% of our total revenues in 2005, approximately 13% of our total revenues in 2006 and approximately 6% of our total revenues in 2007. Please also see “Item 5.A. Operating Results” below.

Technology

          During the early nineties, we introduced content creating tools for the PC based on the MPEG-1 and MPEG-2 specifications. The products are comprised of software that runs on the PC and controls a PCI (Peripheral Component Interconnect) hardware encoder that is inserted in an expansion slot on the PC. The main application for these products is to create compressed audiovisual files that could be stored on CD and on DVD. These MPEG specifications standardize advanced methods for the compression, delivery and storage of digital audio and video information.

          From 1995 and onwards we also developed and marketed products that deliver video over IP networks (a process know as streaming). The first products in this family, known as Commotion, were implemented on a PC with encoder boards, similar to those used for the content creation products. From 2001 and onwards we also developed and marketed streaming products as dedicated custom servers with no keyboard, monitor or mouse that can be controlled remotely using a Web application.

With our acquisition of Viewgraphics Inc. in December 2000, we acquired expertise in DVB technology, primarily through the MediaPump product. The MediaPump is a PC PCI board whose functions are to send files over a DVB network from the PC, receive data over a DVB network to store as a file on the PC, and to provide certain processing operations for outgoing and ingoing data.

Encoder related technology

          Our video encoding technology is largely based on the MPEG-1, MPEG-2, MPEG-4 international standards and Part 10 of the MPEG-4 specification, also known as H.264 and as AVC (Advanced Video Coding) We have developed and released IPTV products for the delivery of standard definition and high definition video signals using H.264.

          Our audio encoding technologies include MPEG-1 Layer II encoding, Dolby AC-3 encoding licensed from Dolby and AAC (Advanced Audio Encoding).

          We have implemented some of these audio and video technologies on multimedia DSPs and others by integrating dedicated silicon components. In most cases we license the core encoder from a third party and integrate it in the hardware and software layers of our products.

          Our MPEG-2 encoder products use video encoding technology from LSI Logic. We have developed an MPEG-4 part 2 encoder on a powerful multimedia DSP from Equator Technologies for some of our products. Our H.264 technology was developed in cooperation with a two technology partners, one for the standard definition encoder and the other for the high definition encoder. We have also developed an MPEG-2 PCI encoder of high definition video using a dedicated component from NEL. This encoder is used mostly in our content creation tools, the latest of which is the Creator, an ingest server for the broadcast and professional video market.

          We have developed an MPEG-1 Layer II encoder on a dedicated digital signal processor, or DSP, and have integrated an implementation of a Dolby AC3 audio encoder, licensed from Dolby, on the same DSP. Our AAC encoders were also developed in cooperation with technology partners including Fraunhofer.

          We have also implemented a multiplexer component for each of these products according to the MPEG standards. Multiplexing is the process of combining the compressed video and audio information to ensure synchronization of the decoded audio and video signals and to ensure smooth decoder buffer management.

          Within some of our products we have developed a patented technology that we call EverSync to assure the synchronization of both audio and video, even when our products receive unstable video sources or are subject to random noise and disconnections. This technique eliminates the need for an external time base corrector (“TBC”). In addition, despite the fact that the MPEG and MPEG 2 standards do not support certain lower frame rates, our patented technology (that we call SmartMux) embodied in the multiplexer enables the generation of streams with low frame rates, that are compatible with standard MPEG players, trading smoothness of motion for higher image quality at a given bit rate.

FPGA and Embedded technology

          For some of our product we have developed proprietary technology running on field-programmable gate arrays (FPGA) for processing video before encoding. Some aspects of the technology are designed to stabilize the video input before it is sent for encoding, others are designed to filter the video and derive a signal that is easier for the encoder to encode efficiently. Recent developments in this field enable the scale down of a high definition feed down to standard resolution for standard definition encoding and the extraction of closed captions information that are embedded in the video signal.

DVB (Digital Video Broadcast) technology

          With the MediaPump we provide proprietary technology to record, play and process MPEG transport streams that containing multiple programs (i.e. services) of audio and video (Multiple Program Transport Stream, or MPTS). The MediaPump is capable of multiplexing several programs to create an MPTS. It can also extract selected programs from an MPTS for storing or further processing.

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

SDK (Software Development Kit) technology

Our PCI encoders, decoders and DVB boards are exposed by our software development kits, or SDKs. The SDKs allow system integrators to easily incorporate our MPEG encoders, decoders and DVB boards into their own digital video applications. The SDKs have been designed to be forward compatible allowing easy upgrades of hardware with little changes to the customer’s application. Content creation technology.

          We are also developing the ability to transcode files from one compression format to another using our PCI encoding technology. As the handling of high definition video is typically processing intensive, the use of hardware is advantageous because it offloads the task from the PC and speeds up the transcoding tasks.

Management Software Technology

As part of the development of our media gateways products we have developed management software. For some of our products we have implemented Web applications using the hyper text markup language, or HTML, which can be accessed by web browsers. For our IPTV products we have developed a comprehensive management application using SNMP. The application enables the provisioning of each device and provides monitoring and alarm generation. An important capability of this management pplication is the management of automatic, flexible and configurable fail-over between devices to reduce possible down-time to a minimum.

Transcoding technology

          An important feature developed for the IPTV products is the ability to transcode one media format to another. We have developed the ability to transcode compression formats from MPEG-2 to MPEG-4 and to transrate from MPEG-2 at a high bit rate to MPEG-2 at a lower bit rate. The source can be either a variable bit rate, or VBR, or constant bit rate, or CBR feed. Some of the technology is licensed from a technology vendor and integrated into our products. We have also developed the ability to pass-through specified elements of the audiovisual information without transcoding, such as closed captions and audio streams. In addition to transcoding at the compression layer, we have further enhanced our networking capabilities to perform translation of the network layer between DVB, IP/Ethernet and ATM according to the needs of the service provider. With regard to ATM we have developed the capability of transmitting audiovisual content over native ATM and over IP over ATM.

Carrier Class systems related technology

          As part of the development of the IPTV products, the MGW 5100 and the MGW 1100, we have implemented such features as redundancy and scalability, no single point of failure, and the design to meet carrier grade requirements. These features are required by Telcos (i.e. carriers) and service providers in order to ensure a reliable service to their customers. An important capability of our management application is that of flexible and configurable fail-over management between redundant devices to reduce possible down-time to a minimum.

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

          As part of the process of product development, we work closely with current and potential customers, dealers, distributors and leading companies in relevant industries to identify market needs and define appropriate product specifications. As of June 25, 2008, our research and development department was comprised of 45 employees all of whom are located in our headquarters in Israel. Our research and development net expenses were $4 million in 2005, $4.2 million in 2006, and $5.4 million in 2007.

          Our research and development efforts have been financed through internal resources as well as through programs sponsored by the Israeli OCS, in the Israeli Ministry of Industry and Trade, and the European Union Research and Development Program. The total funding from these sources was $2.1 million in 2005, $1.9 million in 2006, and $1.8 million in 2007.

          Under the Encouragement of Industrial Research and Development Law, of 1984, or the R&D Law, and the terms of the OCS grants we are subject to three main obligations: (i) the obligation to locally manufacture the OCS supported products; manufacturing the OCS supported products outside of Israel, that resulted in a reduction if more than 10% of the local manufacturing rate, is subject to the OCS’s prior written approval and the payment of an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel, at an increased annual return rate; (ii) the obligation not to transfer know how, that was developed as a result of grants received from the OCS (in the course of an ‘approved plan’), outside the State of Israel; Under section 19B of the R&D Law, the Research Committee is authorized to approve the transfer of know-how, that results from research and development made in the course of an ‘approved plan’, outside of Israel pursuant to certain terms, including payment of a redemption fee; and (iii) the obligation to pay royalties to the OCS whenever the company successfully commercializes OCS funded products. Thus, as described above, the terms of the OCS grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel at an increased annual return rate. Israeli Law for Encouragement of Industrial Research and Development, 1984, permits the transfer of OCS financed technology outside of Israel, under certain conditions and subject to receipt of approval from the OCS for such transfer. Through December 31, 2007, we received grants from the OCS aggregating $7.0 million for certain of our research and development projects. As of December 31, 2007, accrued and paid royalties to the OCS totaled $3.8 million. As of December 31, 2007 the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $3.2 million plus interest.

          In addition to the programs mentioned above the OCS provides royalty-free grants through the MAGNET project which dedicates its funds to the development of generic technology by consortia of Israeli companies in Israel. We have already participated in two consortiums under the MAGNET project, MOST and STRIMM and are currently participating in the NEGEV consortium. The goal of the NEGEV consortium is to develop the infrastructure and techniques for the processing, management and delivery of content to facilitate personalized, on-demand services over broadband and mobile networks. This consortium began operation in August 2006.

          Through December 31, 2007, we recorded grants from the MAGNET, MOST, STRIMM and NEGEV consortiums, aggregating $5.6 million. To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including payment of royalties, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

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

          Through December 31, 2007 we have obtained approvals for grants for fifteen research and development projects for a total amount of approximately $7.6 million (of which approximately $7.1 million has already been offset against research and development expenses).

Service and Support

          We believe that providing a high level of customer service and support is essential to our success. Since 2005, we have been offering our IPTV customers two types of Service Level Agreements (SLA) Silver service and Gold service. The main differences between the two types of services is that SLA is offered during standard working hours and Gold SLA is available for 24 hours a day, on all days of the year The gold service level also offers an advance replacement service. Our technical support personnel provide worldwide services through each of our main offices in Israel, United States, China, India and Japan. In the United States, we provide the first-line of support through our wholly owned subsidiary, Optibase Inc., from the Mountain View office. Outside of the United States and Israel, our independent distributors provide the first-line of support in their respective territories, while in Israel, we provide a second-line of support to those customers. We also support customer inquiries via a web based Help Desk system to which all our customers are linked, on-premises support, telephone and e-mail support, and provide additional technical information on our Internet home page. We also provide a one-year warranty on our hardware products. In addition, we organize technical seminars from time to time to further enhance the technical knowledge of distributors and resellers in the use of our products.

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

❖	H.264 SD, MPEG I/II, MXF, DnXHD, AAC, Flash, streaming servers and HD video encoding tools provided by a technological partner;

❖

Various modules, which are integrated in our systems, both for the MGW2000, MGW200/400, MGW Flash, MGW5100, MGW 1100, MGW HD and the MGW1000 including: Switches supplied by PTI (Performance Technologies Inc.) and Interface, a switch supplied by Intel, Hosts supplied by Freescale and Kontron, backplane board by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd.;

❖	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc. and TI, which are used in our MGW 5100, MGW 1100, MGW 2400, MGE 400 and Movie Maker 400 products;

❖	Video compression chips manufactured by LSI Logic and NEL;

❖

Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;

❖	Freescale, Inc.’s DSPs, which are included in our decoders and encoders;

❖	A video decoding chip manufactured by IBM;

❖	SDI interface chips manufactured by Gennum;

❖	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;

❖	A video processing chipset from Gennum, which is used in our MM200s;

❖	Programmable devices by Xilinx, which are used in our Mediapump;

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

          The Video Technologies markets have grown in recent years and have attracted many competitors. Advances in video encoding technologies and in desk-top processing capabilities have also enabled sophisticated new applications within these markets which require an in-depth understanding of customer needs and significant development efforts. Moreover, the availability of video encoding technologies has also driven prices for products down within these markets. In contrast, the IPTV market is still young, but is currently dominated by large companies that can afford to aggressively promote their products by reducing prices. To be competitive in each product line, we must continue to respond promptly and effectively to changing customer preferences, feature and pricing requirements, technological change and competitors’ innovations.

          The principal competitors of our Video Technologies products in the Enterprise and Government markets are VBrick Systems Inc., and InfoValue Computing, Inc. In the Broadcast markets our competitors for these products include Digital Rapids, Vela Research Inc., Dektec, VideoPropulsion and CMI and Stradis, Inc. In the post-production market we compete with Canopus and Matrox. The post-production market is also characterized by increasing indirect competition from vendors of software encoders and decoders like Digital Rapids, MainConcept and Intervideo combined with capture cards from Winnov, Inc. and Viewcast, Inc.

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

          In addition, we expect price competition to escalate in the digital video and streaming market We have consistently attempted to minimize the effect of price reductions in the market by introducing more sophisticated products at the top of our product line, and thereby attempt to maintain higher selling prices. However, competition in the future may force us to further lower product prices and we may be unable to introduce new products at higher prices. We cannot assure you that we will be able to compete successfully in this kind of price competitive environment. Lower prices and reduced demand for our products would reduce our ability to generate revenue. Failure by us to mitigate the effect of these pressures through cost reduction of our products or changes in our product mix could have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property

          Our future success and ability to compete are dependent, in part, upon our proprietary technology. We rely on patent, trade secret, trademark, copyright law, and confidential agreements to protect our intellectual property. Relating to technologies developed in Optibase Ltd., we hold twelve issued patents, four granted in Israel, seven granted in the United States, and one in Europe (verified in France and the United Kingdom). We also have two pending application in the United States and one in Israel relating to the MGW 5100 (which was already granted in Europe). In September 2005,certain patents acquired by us in the Media 100 transaction were sold to Acoustics Technology LLC, see “Item 10.C. Material Contracts” below. In April 2008 two patents acquired by us in the Viewgraphics transaction were sold to O.B. Digital Limited Liability Company.

Effect of Government Regulation on our Business

          Regulation of our business by the Israeli government affects our business in several ways. We benefit from certain tax incentives promulgated by the government of Israel, including programs sponsored by the OCS, in the Israeli Ministry of Industry, Trade and Labor for the support of research and development activities. We also obtained funding from the MOST, STRIMM and NEGEV consortia, which are part of the OCS MAGNET project. The terms of the OCS grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. For further information see “Research and Development” above.

          We are subject to the Companies Law and regulations promulgated under that law, which regulate the activities of companies incorporated in Israel. Please see the “Item 3.D. Risk Factors” under the heading “Risks Related to Operating in Israel” above, as well as “Item 10. Additional Information” below for more information on the effects of governmental regulation of our business.

4.C. Organizational Structure

          Optibase has one wholly owned subsidiary: Optibase, Inc. which was incorporated in 1991 in California and is currently located in Mountain View, California. Optibase, Inc. manages our North American sales, marketing and customer support activities.

          Our sales activities in Europe (including Israel) are conducted through sales managers. In 1999 and 2000 we established offices in Japan and in China, respectively, to cultivate closer relationships with local sales forces and potential system integrators and expand our business development activities in those local markets. During 2007 we closed our office in Singapore and focused our attention on the increasing potential we see in the Chinese and Indian markets. Sales, marketing, and support of our products in Asia Pacific excluding India are managed from our headquarters in Israel. We are currently in the process of establishing a new office in India, which will focus on marketing and supporting our products in this growing market.

          In addition, we hold convertible bonds, which, if converted, will constitute approximately 34% of the issued and outstanding share capital of V.Box, a provider of Digital TV and Data Broadcast receiver equipment for Video and Data applications. We also hold, on a fully diluted basis, approximately 5.38% of Mobixell’s issued and outstanding share capital, which designs, develop and markets solutions for mobile rich media adaptation, optimization and delivery. We further hold approximately 37% of Scopus which is engaged in the development, marketing and support of digital video networking products that enable network operators to offer advanced video services to their subscribers. For additional information, see “Item 4.A. History and Development of the Company“ above.

4.D. Property, Plants and Equipment

          Our headquarters are located in offices occupying approximately 25,385 square feet in Herzliya Pituach, Israel, of which 2,902 square feet are subleased. Our lease for this space expires on December 31, 2008 and we expect to extend the lease for an additional year.

          Optibase, Inc.’s headquarters occupy approximately 7,404 square feet in Mountain View, California. The current lease expires on August 31, 2009.

           We rent an office of approximately 1,496 square feet in Beijing, China pursuant to a one-year lease that will expire in December 2008 and we expect to extend the laese for an additional year.

          We rent approximately 430 square feet in India. The current lease expires on February 28, 2009.

Item 4A. Unresolved Staff Comments

          Not Applicable.

Item 5. Operating and Financial Review and Prospects

          The following discussion and analysis about our financial condition and results of operations contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Item 3.D. Risk Factors” above and “Item 5.D. Trend Information” below, as well as those discussed elsewhere in this Annual Report. You should read the following discussion and analysis in conjunction with the “Selected Consolidated Financial Data” and the Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

          We provide high quality products that enable the preparation and delivery of digital video based on MPEG over ATM, DVB, and Internet protocol (IP) and other packet-based networks through two product lines: Video Technologies and IPTV.

          The Video Technologies product line includes PCI platform for encoding, decoding and interfacing with DVB networks and Media Gateways enable a variety of content creation and streaming application. The Video Technologies products target the broadcast, government, enterprise and post-production markets.

          IPTV products design, develop and deliver digital SD and HD (High Definition) TV solutions, from concept to completion for the IPTV market. The IPTV products are offered by themselves or as part of an end-to-end solution together with third-party products.

          As new IPTV operators struggle with the complexity of integrating new technologies from many vendors, it is increasingly clear that it is not enough to provide top-class encoders and transcoders for this market. Most operators do not have sufficient expertise and must rely on a system integrator to do this for them. This increases the cost of the solution significantly to the IPTV operators. Over the last three years, we have developed our own integration expertise and have developed business relationships with partners to enable us to provide a turn-key integrated IPTV headend at a lower cost than the larger Telco integrators.

          Over the last three years, we have developed our own integration expertise and have developed business relationships with partners to enable us to provide a turn-key integrated IPTV headend at a lower cost than the larger Telco integrators.

          Our solutions include Optibase encoders and transcoders for live TV delivery and partner products for VOD, for middleware and for conditional access. As the set-top box swiftly becomes the most expensive component of the deployment it is important that we give our customers the flexibility to choose. Indeed Optibase solutions are interoperable with a wide range of set-top boxes.

          The primary market of the IPTV product line is the IPTV market which mainly consists of telephone operators and internet service providers worldwide who are offering broadband and telephone services. These companies are exploring ways to leverage their existing networks to add new services, and in particular, personalized multi-channel television.

          During the last years we are facing a decrease in our Video Technologies product line sales mainly due to advances in PC technology supporting software products for standard definition encoding. On the other hand we are experiencing growth in our IPTV and IPTV related products sales during the last years mainly as a result of the slow market grow and our increased attention and focus towards the IPTV target market.

          Our products from both the Video Technologies and IPTV product lines are sold both directly and through various indirect channels, such as independent distributors, system integrators, OEM’s and resellers.

          During 2007 we have continued the development of the H.264 (i.e. MPEG-4 Part 10 or AVC) encoders and transcoders by releasing quality improvements. During 2007, we have also added the capability to deliver closed captions, teletext and subtitles to these products. We believe that these new features will enable our customers to add new services and will increase our advantage over competitors.

          During 2007 we released the MGW HD which is a high quality encoder for High Definition TV (HDTV) in the H.264 format for IPTV delivery and other applications. H.264 offers a reduction of between 50% and 60% in bitrate compared with MPEG-2 when configured to produce comparable quality.

          In the quarter ending March 31, 2008 we added two new products to our portfolio EZ TV and Creator. EZ TV is an application that enables the distribution of IPTV over Enterprise networks and networks used by Military and Government facilities. The creator is used for building on the Video Technology PCI platforms to provide a versatile, integrated solution for Ingest. Ingest is a broad term used in the professional video industry to describe the process of acquiring video content for a variety of processing applications.

          We generate most of our revenues from three territories: North America, Europe, including Israel, and Asia Pacific. During 2007, these three regions accounted for 47%, 38% and 15% of our revenues, respectively.

          As of December 31, 2007, we had available cash, cash equivalents, long term investments and other financial investments net of approximately $18.4 million. As of June 25, 2008, we have available cash, cash equivalents, long term investments and other financial investments net of approximately $11.7 million. For information regarding the investment of our available cash, see “Item 5.B. Liquidity and Capital Resources” below.

          In a series of transactions conducted during 2007 and the first quarter of 2008, we purchased an aggregate of 5,105,223 ordinary shares of Scopus, representing approximately 37% of Scopus’ issued and outstanding share capital, for an aggregate consideration of $28.6 million. See “Item 4.A. History and Development of the Company” above. We accounted for the investment in Scopus in accordance with the provision of APB 18, and the equity method of accounting was applied. As such, the purchase price has been allocated to the assets acquired and the liability assumed based on their fair value at the dates of acquisition. The fair values of the identified tangible and intangible assets were established based on an independent valuation study performed by a third-party specialist. The excess of the purchase price over the fair value of the net tangible and intangible assets acquired has been recorded as goodwill totaling approximately $1 million.

          In addition, we hold interests in V.Box and Mobixell, see “Item 4.A. History and Development of the Company” above. During 2007, we continued to invest an additional $325,000 in V.Box, in order to retain our investment which represents approximately 34% of V.Box. The investment was made by means of a promissory note bearing no interest and no linkage differentials.

          We use the U.S. dollar as our functional currency. Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. In 2007, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time we issue the invoice for the transaction. Our headquarters are located in Herzliya Pituach, Israel; our subsidiary facilities in the United States are located in Mountain View, California. We maintain offices in Japan, China and India in order to establish and expand our local presence at the markets and use the advantages, related to culture and language, of that approach.

Revenues and Sales

          The following table sets forth, for the periods indicated, the total consolidated sales (in thousands) derived from each of our product lines.

	Year Ended December 31,
Product Line	2005	2006	2007

Video Technology	$15,316	$12,060	$8,923
IPTV	4,027	5,917	14,054

Total	$19,343	$17,977	$22,977

          Our level of revenues fluctuated in recent years from $19.3 million in 2005, to $18 million in 2006 and to $23 million in 2007. The increase in our total sales in 2007 compared to 2006 can mainly be attributed to increase in our IPTV and IPTV related products sales which were partially offset by the decrease in our Video Technology product line sales which is a result of our continuing efforts to focus in the IPTV market and allocation of sales efforts and resources towards it. The decrease in our total sales in 2006 compared to 2005 can be mainly attributed to the decrease in our Video Technology product line sales. The IPTV and IPTV related products sales generated revenues of approximately $14.1 million in the 2007 compared to approximately $6 million in 2006 and approximately $4 million in 2005. The Video Technology product line sales generated revenues of approximately $8.9 million in the 2007 compared to approximately $12.1 million in the 2006 and approximately $15.3 million in 2005.

          Our level of net losses fluctuated in recent years from $3.5 million in 2005, to $3.1 million in 2006 and to $7.2 million in 2007. The increase in our net loss in 2007 compared with 2006 can be mainly attributed to the significant increase in our other expenses, which reflect the amortization of tangible and intangible assets acquired, equity in loss of Scopus and impairment losses of V.Box, and the decrease in our financial income partially offset by the decrease in our operational loss. The decrease in our net loss in 2006 compared with 2005 can be mainly attributed to the decrease in other expenses, which reflect the amortization of intangible assets acquired and impairment losses in connection with our investment in V.Box. As of December 31, 2007, we had accumulated losses of $80 million.

          The following table sets forth, for the periods indicated, the percentage of total consolidated sales derived from sales into each of the regions identified in the table, regardless of the operating unit, which generated the sale.

	Year Ended December 31,
Region	2005	2006	2007

North America	50%	45%	47%
Europe	24%	18%	31%
Eastern Asia	17%	24%	15%
Other countries, including Israel	9%	13%	7%

          The portion of our revenues, as a percentage of total sales and in dollar amounts, derived from sales into North America and Europe increased in 2007 compared to 2006 while the portion of sales into Eastern Asia and other countries including Israel decreased. The increase in sales into Europe can be mainly attributed to the increase of our IPTV and related IPTV products sales in this region, on the other hand the decrease in sales into Eastern Asia can be mainly attributed to the decrease in sales volume to some countries in the region such as Japan and Malaysia. We sell directly to system integrators, OEMs and value-added resellers, or VARs. Outside of North America, we also sell to distributors. Sales of our products to system integrators can involve a lengthy process and the timing of volume orders from system integrators can be difficult to forecast. As a result, revenues may fluctuate from quarter to quarter depending on the timing and volume of orders. Since these types of customers typically request initial delivery within four to eight weeks of their placement of orders, we have historically had a minimal backlog of orders.

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

Research and development expenses

          Research and development expenses, net, consist primarily of labor expenses, development-related raw materials and sub contractors services, acquisition related costs and stock option compensation charges and related overheard, offset by grants from the OCS, including the OCS MAGNET project, and from the European Union.

Sales and marketing expenses

          Selling and marketing expenses, net, consist primarily of compensation expenses, promotional expenses, travel costs and related overhead and expenses.

General and administrative expenses

          General and administrative expenses consist primarily of fees to outside consultants, legal and accounting fees, stock option compensation charges and certain office maintenance costs.

Other income (expenses), Net

          Other expenses consist primarily of amortization of intangible assets in connection with our investments in affiliates, equity gains or losses, capital gains or losses and other expenses or income.

Financial income (expenses), Net

          Financial expenses consist primarily of interest we paid in connection with bank credit lines and losses from realization of securities and financial instruments. Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities and financial instruments. Our exchange differences occur primarily as a result of the change of the NIS value relative to the U.S. dollar.

Taxes

          As of 2007, Israeli companies are generally subject to a corporate income tax rate of 29%. The income tax rate for Israeli companies is scheduled to be gradually reduced to 25% by 2010. We were granted Approved Enterprise status under the Law for the Encouragement of Capital Investment, 1959 which allow us to enjoy two alternative tax benefits. Under one of the alternatives, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period depending on the level of foreign investment. See also “Item 10.E. Taxation” under the heading “Israeli Taxation- Tax benefits under the Law for the Encouragement of Capital Investment, 1959” below. The period during which we are entitled to receive these benefits is limited to seven or ten years from the first year that taxable income is generated, 12 years from commencement of production or within 14 years from the date of approval of the Approved Enterprise status. A recent amendment to the Law, which has been officially published effective as of April 1, 2005 has changed certain provisions of the Law. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). See also “Item 10.E. Taxation” under the heading “Israeli Taxation- Tax benefits under the Law for the Encouragement of Capital Investment, 1959” below.

          We have final tax assessments through the tax year 2001. On December 27, 2007, we received from the Israeli Tax Authorities a Tax Assessment (the “Assessment”) based upon “best judgment” for the years 2002-2003. According to the Assessment, the Tax Authorities reduced our losses for tax purposes, for those years and imposed a tax obligation of approximately NIS 1.000 million (approximately $285,000). We have reservations with respect to various parts of such Assessment and filed an appeal with the Israeli Tax Authorities. On May 28, 2008, we received from the Israeli Tax Authorities a Tax Assessment (the “Second Assessment”) based upon “best judgment” for the years 2004-2005. In the Second Assessment, the Tax Authorities reduced our losses for tax purposes, for those years and imposed a tax obligation of approximately NIS 669,000 (approximately $190,000). We have reservations with respect to various parts of the Second Assessment and intend to file an appeal with the Israeli Tax Authorities.

          As of December 31, 2007, we had approximately $42 million of net operating loss carry-forwards for Israeli tax purposes which we will have to utilize before we can make use of the tax benefits arising from our “Approved Enterprise” status. These net operating loss carry-forwards have no expiration date.

5.A. Operating Results

          The following table sets forth, for the years ended December 31, 2005, 2006 and 2007 statements of operations data as percentages of our revenues:

	Year Ended December 31
	2005	2006	2007

Revenues	100.0%	100.0%	100.0%
Cost of revenues	40.4	42.9	49.6
Gross margin	59.6	57.1	50.4
Operating expenses:
Research and development, net	20.7	23.4	23.3
Selling and marketing, net	45.4	46.1	34.4
General and administrative	9.8	11.9	9.9
Total operating expenses	75.9	81.4	67.6
Operating loss	(16.3)	(24.3)	(17.2)
Other income expenses, net	(3.2)	(1)	(1.4)
Financial income (expenses), net	8.2	7.8	(0.1)
loss before provision for tax	(11.3)	(17.5)	(18.7)
Provision for tax	–	–	(0.3)
Net loss after income tax	(11.3)	(17.5)	(19)
Equity in loss	–	–	(12.1)
Net loss from continuing operations	(11.3)	(17.5)	(31.1)
(Loss) Income from Discontinued Operations	(6.5)	0.1	(0.1)
Net loss	(17.8)%	(17.4)%	(31.2)%

Results of Operations for the Years Ended 2007 and 2006

          In June 2004, we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing operation to Artel Software Corp. for details regarding the sale agreement, see “Item 10.C. Material Contracts” below. In December 2006, based on recent assessments in accordance with the guidance SFAS 144 and EITF 03-13, we have decided to present the Digital Non-Linear Editing product line operation as discontinued operations and as such all amounts related to the operational results of the Digital Non Linear Editing product line presented accordingly. For further information on the digital non linear transactions see “Item 5. Operating and Financial Review and Prospects” under the heading “Overview” above. During 2007 and beginning of 2008 we purchased in a series of transactions, approximately 37% of Scopus’ share capital, for an aggregate consideration of $ 28.6 million. For addition information, see “Item 4.A. History and Development of the Company” above.

          Revenues. Our revenues increased by 27.8% to $23 million in 2007 from $18 million in 2006. The increase can mainly be attributed to the increase in our IPTV and IPTV related products sales by approximately 138% partially compensated by the decrease in sales of our Video Technology product line, mainly in Europe North America.

          Cost of Revenues. Cost of revenues as a percentage of revenues increased to approximately 49.6% in 2007 compared to approximately 42.9% in 2006, and amounted to $11.4 million in 2007 compared to $7.8 million in 2006. The increase can be mainly attributed to the increased sales of our IPTV and IPTV related products, including third parties products, in which the cost of materials is relatively higher than the Video Technology products. Our cost of revenues may fluctuate as a percentage of revenues depending on our product mix, changes in raw materials cost and other factors.

          Research and Development Expenses, Net. Our net research and development expenses increased by approximately 27.4% to $5.4 million in 2007 from $4.2 million in 2006, while remaining relatively the same as a percentage of revenues, net research and development expenses were approximately 23.3% in 2007 and approximately 23.4% in 2006. The dollar increase in research and development expenses can primarily be attributed to the increase in salaries and related costs mainly as a result of an increase in our research and development headcount. The dollar increase can also be attributed to the increase in other expenses mainly subcontractors costs. Research and development grants received from the OCS, including the OCS MAGNET project, and from the European Union decreased to approximately $1.8 million in 2007 from approximately $1.9 million in 2006.

          Selling and Marketing Expenses, Net. Our net selling and marketing expenses decreased approximately by 4.7% to $7.9 million in 2007 from $8.3 million in 2006. As a percentage of revenues, net selling and marketing expenses decreased to approximately 34.4% in 2007 from approximately 46.1% in 2006. The decrease in selling and marketing expenses can be primarily attributed to the decrease in our sales offices expenses as a result of closing our Singapore representation office. Selling and marketing expenses may fluctuate as a percentage of revenues, depending, in part, on fluctuations in the level of revenues.

          General and Administrative Expenses. General and administrative expenses increased approximately by 6.7% to $2.3 million in 2007 from $2.1 million in 2006. As a percentage of revenues, general and administrative expenses decreased to approximately 9.9% in 2007 from approximately 11.9% in 2006. The increase in dollar amount can be mainly attributed to an increase in our expenses for professional services and consulting.

          Operating loss. As a result of the foregoing, we recorded operating loss of $4 million in 2007 compared with an operating loss of $4.4 million in 2006. The decrease in the operational loss can be primarily attributed to the increase in our gross profit as a result of the increase in our revenues, the decrease in our selling and marketing costs, partially compensated by the increase in our research and development costs.

          Other Income (Expenses), Net. We recorded other expenses, net, of $327,000 in 2007, compared to other expenses, net of $171,000 in 2006. In 2007 and 2006 we recorded expenses totaling approximately $325,000 and $173,000, respectively, in respect of our investment in V.Box by following the guidelines of the hypothetical liquidation method.

          Financial Income (Expenses), Net. We recorded financial expenses, net of $31,000 in 2007, compared with financial income of $1.4 million in 2006. The decrease can be attributed to the decrease in interest income totaled to $804,000 in 2007 compared with $1.6 million in 2006, the decrease can be also attributed to impairment charges we recorded in connection with some of our structured notes and corporate bonds totaled to $582,000 compared to $0 in 2006. The decrease can be also attributed to the increase in our utilized portion of credit lines during the year which resulted in an increase in our interest expenses totaled to $359,000 in 2007 compared to $164,000 in 2006. For additional details regarding our structured notes, see “Item 3.D. Risk Factors” under the heading “Risks Relating to the Economy, Our Financial Condition and Shareholdings” above and “Item 11 Quantitative and Qualitative Disclosure About Market Risk” under the heading “Investment Risk” below.

          Taxes Income (Expenses), Net. Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 (“FIN 48”). Under the requirements of FIN 48, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, during 2007 we have recorded a provision for taxes of approximately $73,000.

          Equity in loss. In connection with our investment in Scopus we recorded equity in loss of approximately $2.8million in 2007, as a result of our conclusion that our investment in Scopus qualifies for use of the equity method.

          Net Income (Loss) from Continuing Operations. We recorded net loss of $7.1 million in 2007, compared with a net loss of $3.1 million in 2006. The increase in our net loss from continuing operations can be mainly attributed to the increase in our equity in loss by approximately $2.8 million, and the decrease in our financial income by approximately $1.4 million, partially offset buy the decrease in our operational loss by approximately $426,000.

          Discontinued Operation. In the fourth quarter of 2006 based on recent assessments and in accordance with the guidance of SFAS 144 and EITF 03-13, we have decided to present the Digital Non Linear product line operation, which was sold in the third quarter ending September 30, 2005, as discontinued operations. Net loss related to discontinued operation in 2007 totaled to $30,000, compared to net Income of $15,000 in 2006.

          Net Income (Loss). We recorded net loss of $7.2 million in 2007, compared with a net loss of $3.1 million in 2006. The increase in our net loss can be mainly attributed to the increase in our equity in loss by approximately $2.8 million and the decrease in our financial income by approximately $1.4 million. The decrease in our net loss was partially offset by the decrease in our operational loss by approximately $426,000 as a result of an increase in our gross profit which was followed by an increase in our sales.

Results of Operations for the Years Ended 2006 and 2005

          In June 2004, we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing operation to Artel Software Corp. for details regarding the sale agreement, see “Item 10.C. Material Contracts” below. In December 2006, based on recent assessments in accordance with the guidance SFAS 144 and EITF 03-13, we have decided to present the non-linear editing product line operation as discontinued operations and as such all amounts related to the operational results of the digital non linear product line presented accordingly.

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

          Research and Development Expenses, Net. Our net research and development expenses increased by approximately 5.2% to $4.2 million in 2006 from $4 million in 2005. As a percentage of revenues, net research and development expenses increased to approximately 23.4% in 2006 from approximately 20.7% in 2005. The increase in research and development expenses can primarily be attributed to the decrease in our research and development grants received from the OCS and the European Union by approximately $215,000 and compensation expenses, due to the implementation of SFAS 123R, totaling approximately $268,000, partially offset by the reduction of other expenses mainly subcontractors costs. Research and development grants received from the OCS, including the OCS MAGNET project, and from the European Union decreased to approximately $1.9 million in 2006 from approximately $2.1 million in 2005.

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

          Other Income (Expenses), Net. We recorded other expenses, net, of $171,000 in 2006, compared to other expenses, net of $622,000 in 2005. In 2006 and 2005 we recorded expenses totaling approximately $173,000 and $622,000, respectively in respect of our investment in V.Box by following the guidelines of the hypothetical liquidation method.

          Financial Income (Expenses), Net. We recorded financial income, net of $1.4 million in 2006, compared with $1.6 million in 2005. The decrease can be mainly attributed to the continuing increase in the 6-month Libor rate during 2006, which resulted in our continuing loss of interest on the structured notes we acquired. For additional details regarding our structured notes, see “Item 3.D. Risk Factors” under the heading “Risks Relating to the Economy, Our Financial Condition and Shareholdings” above and “Item 11 Quantitative and Qualitative Disclosure About Market Risk” under the heading “Investment Risk” below.

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

          Net Income (Loss). We recorded net loss of $3.1 million in 2006, compared with a net loss of $3.4 million in 2005. The slight decrease in our net loss can be mainly attributed to the termination of the Digital Non Linear Editing product line activity during 2005, this activity, which was classified as discontinued operation, (see “Item 5. Operating and Financial Review and Prospects under the heading “Overview” above) generated a net loss of $1.3 millions in 2005 compared to net revenues of $15,000 in 2006. The decrease can also be attributed to the decrease in our other expenses, representing Impairment losses of our subsidiary V.Box, by approximately $450,000. The decrease in our expenses was offset by the decrease in our sales and as a result the decrease in our gross profit by approximately $1.3M.

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

          Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

❖	Revenue recognition;

❖	allowance for doubtful debts;

❖	Inventories valuation;

❖	Impairment long- lived assets;

❖	Impairment of other long- term investment;

❖	Impairment and classifications of marketable securities investments;

❖	Accounting for stock-based compensation; and

❖	Contingencies.

❖	Income taxes

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

Allowance for doubtful debts

          We review on a continuing basis the ability to collect on the trade accounts receivable and the adequacy of the allowance for doubtful debts against the trade receivables. We specifically analyze customer accounts, account receivable aging reports, history of bad debts and the business or industry sector to which they belong, customer concentrations, customer credit-worthiness, current economic trends and any other pertinent factors that come to light and to our attention. Generally a provision will be made when a trade receivable becomes 90 days past due. In exceptional cases, a provision after 90 days past due will be waived when, after due diligence with the customer, we are confident that the receivable is still collectible and the customer has demonstrated that payment is forthcoming. In addition, we provide approximately 2% of the trade receivable amount as a general provision for doubtful debts. As of December 31, 2007, our provision for doubtful debt was approximately $367,000.

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

Impairment of Long- Lived Assets

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

Impairment and classifications of marketable securities investments

          As of December 31, 2007 all marketable securities investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in shareholders’ equity. Investment income is recorded when earned. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination. Testing for impairment of investments also requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The current economic environment and recent volatility of securities markets have increased the difficulty of determining fair value and assessing investment impairment. The same influences tend to increase the risk of potentially impaired assets.

Accounting for equity-based compensation

          Effective January 1, 2006, we adopted FASB Statement No. 123(R), “Share-Based Payment,” (SFAS 123(R)). FSFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and related interpretations, and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Pro-forma disclosure is no longer an alternative. In 2007, we recognized equity-based compensation expense under SFAS 123(R) in the amount of $1 million.

          As of December 31, 2007, we had $446,000 of unrecognized compensation expense related to non-vested shares options and non-vested restricted shares awards. For options granted before January 1, 2006, and which had graded vesting, we recognized compensation expenses, based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were accounted for as they occurred, but have been estimated with the adoption of SFAS 123(R) for those awards not yet vested. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

          As a result of adopting SFAS 123(R) on January 1, 2006, our income before income taxes for 2006 was $519,000 lower than if we had continued to account for equity-based compensation under APB No. 25. Basic and diluted earning per share for 2006 is $0.04 lower than if we had continued to account for equity-based compensation under APB No. 25.

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

Income taxes

          Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, we must review all of our tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. As of January 1, 2007 there was no material difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the retained earnings.

          Prior to 2007 we determined its tax contingencies in accordance with SFAS 5, Accounting for Contingencies, or SFAS 5. We recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

Recent Accounting Pronouncements

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, or SFAS No. 157. This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”, or FSP 157-2. FSP 157-2 amends SFAS No. 157 to delay the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, FSP 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS No.157.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, or SFAS No. 159. This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We do not expect the adoption of SFAS 159 will have any material effect on our consolidated financial statements. In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, or SFAS 141R. SFAS 141R established principles and requirements for how the acquirer of a business recognizes and measures in our financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company executes will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. We are still assessing the impact of this standard on our future consolidated financial statements.

          In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110, or SAB 110, which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R). Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company is currently assessing the potential impact that the adoption of SAB 110 could have on its financial statements.

          Conditions in Israel

          We are incorporated under the laws of the State of Israel, and our principal offices and substantially all research and development and manufacturing facilities are located in Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Any armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and could adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations. Certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

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

Economic Conditions

          Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Currently, the global economy shows signs of growth slowdown which might also have an effect on the Israeli economy. The Israeli economy has also been subject to significant changes, as a result of implementation of new economic policies and privatization.

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

          As of June 25, 2008, the inflation rate in Israel has increased at a rate of 0.1% and the NIS had devaluated against the dollar by approximately 9.3%. The inflation rate in Israel was approximately 2.4% in 2005, the deflation rate in Israel was approximately 0.1% in 2006, and the inflation rate in Israel was approximately 3.4% in 2007. At the same time the devaluation of the NIS against the dollar was approximately 6.8% in 2005, the appreciation of the NIS against the dollar was approximately 8.2% in 2006 and the appreciation of the NIS against the dollar was approximately 9.0% in 2007. As a result of this differential, we experienced a decrease in the dollar costs of operations in Israel in 2005, an increase in 2006, and an increase in 2007, all of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a significant portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

          Israel and the U.S. entered into a Free Trade Agreement (FTA) in 1985. Under the FTA, most products receive immediate duty-free status. The FTA eliminated all tariff and some non-tariff barriers on most trade between the two countries in 1995. Israel became associated with the European Economic Community, now known as the European Union, under a 1975 FTA, which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years. Israel is a member of the European Union’s Sixth Research and Development Program, giving Israelis access to research and development tenders in the European Union countries. Since 1993, a FTA has been in effect between Israel and the European Free Trade Association, or EFTA, whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement grants the exporting countries of EFTA trading with Israel conditions similar to those Israel enjoys with the U.S.

          In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India and other nations in Asia and Eastern Europe, with which Israel previously had not had these relations.

5.B. Liquidity and Capital Resources.

          We have funded our operations primarily through private and public sales of our equity securities, banks credit, research and development grants from, among others, the Commission of the European Union and the OCS. As of December 31, 2007, we had cash, cash equivalents, long term investments and other financial investments net of $18.4 million. Our operating activities used cash of $3.9 million, $3.7 and $2.6 million in 2007, 2006 and 2005 respectively. Cash used by operating activities in 2005 was primarily the result of our net loss for the period, as adjusted for accrued interest on available-for-sale marketable securities, depreciation and amortization, partially offset by gain from sale of patent rights and a significant increase in inventories a significant decrease in deferred revenues, accrued expenses and other liabilities. Cash used by operating activities in 2006 was primarily the result of our net loss for the period, as adjusted for compensation related to the grant of option and restricted shares, depreciation and amortization and net changes of our working capital mainly decrease in trade payables partially offset by the decrease in accrued expenses and other accounts payables. Cash used by operating activities in 2007 was primarily the result of our net loss for the period, as adjusted for compensation related to the grant of option and restricted shares, depreciation and amortization, impairment of long term investments and other assets acquired partially offset by the net changes of our working capital mainly decrease in deferred revenues, accrued expenses and other accounts payables and an increase in inventory partially offset by the increase in trade payables.

          Net cash provided from investing activities in 2007 and 2006 reflects primarily the result of the redemption of available for sale marketable securities partially offset by investing in companies and purchase of fixed assets. Net cash used in investing activities in 2005 reflects primarily the purchase of financial assets, fixed assets and investments in companies. In 2007 our investing activity provided $14.9 million mainly as a result of proceeds from sale of available-for-sale marketable securities totaled to $36.1 million, partially offset by $20.3 million which was used for an investment in companies and $945,000 which was used for a purchase of property and equipment. In 2006 our investing activity provided $1.2 million mainly as a result of proceeds from sale of available-for-sale marketable securities totaled to $2.1 million, partially offset by $716,000 which was used for a purchase of property and equipment and $175,000 which were used for an investment in a company. In 2005, $17 million were used primarily for the purchase of financial assets, $833,000 were used for a purchase of property and equipment, $600,000 were used for an investment in a company, partially offset by $15 million of proceeds from redemption of matured available-for-sale marketable securities and proceeds from sale of patent rights.

          Net cash used in financial activities in 2007 reflects primarily the decrease of approximately $3 million in bank credit, partially offset by proceeds from exercise of stock options in the amount of approximately $225,000. Net cash provided by financing activities in 2006 reflects primarily the net proceeds from the exercise of stock options approximately in the amount of $498,000 and the increase in bank credit by approximately $2.4 million. Net cash provided by financing activities in 2005 reflects primarily the net proceeds from the exercise of stock options approximately in the amount of $437,000 and the increase in bank credit. As of December 31, 2007, we have an authorized credit line in the amount of $7.5 million (out of which $634,000 utilized). An amount of approximately $6.9 million is secured against marketable securities. We have an agreement with Clal Credit Insurance Ltd. for the provision of insurance against default on outstanding receivable balances.

          As of December 31, 2007, our available cash including cash, cash equivalent, short-term investments in marketable securities net was $18.4 million. As of June 25, 2008, we have available cash, cash equivalents, long term investments and other financial investments net of approximately $11.7 million. The decrease is mainly attributed to the additional purchase of Scopus’ shares partially off set by the consideration received by us from a recent private placement to Mr. Wyler, see “Item 7.B. Related Party Agreements”. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. treasury and government agency obligations (Government Securities); (ii) money market instruments of domestic and foreign issues denominated in U.S. dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues (Money Market Instruments); (iii) up to 40% of the Company’s assets, excluding Government Securities, cash and Money Market Instruments, or any combination of the following: (a) corporate notes and bonds rated investment grade (BAA/BBB- and above) on the date of their purchase, provided that investments in any one corporation or entity will not exceed $3 million; (b) investments in bonds and notes with lower rating then BBB- and higher rating of B, on their purchase date, provided that investments in any one corporation or entity will not exceed $1 Million; (c) various financial instruments including structure range note products issued by a rated institution (A and above) in which the interest income may be subjected to changes in interests rate; (d) hedge funds up to $5 million of total portfolio pursuant to the following guidelines: (1) volatility below 10%; (2) minimum 5 years of positive performance; (3) low beta; (4) positive sharp ratio; (5) size of fund of at least $1 billion; (e) entering into hedging transactions in order to protect us against currency fluctuations between the US dollar and the NIS as relates to up to $3 million operating expenses of the Company. The investment policy prohibits us from engaging in any non-business related investment activity that would be considered speculative according to the principles of conservative investment management and limits the borrowing for investment to no more than 25% of the investment principal. According to the investment policy, the maximum maturity of individual securities in the portfolio has no limitation and the weighted-average days to maturity of the portfolio may not exceed 10 years. For securities that have put, reset or expected average maturity dates, the put, reset or expected average maturity will be used, instead of the final maturity dates, for maturity limit purposes. The investment guidelines are to be reviewed periodically by our board of directors with the President and the Chief Financial Officer. In addition, our President and Chief Financial Officer and his/her authorized employees are responsible for the managing investments subject to strict adherence to these guidelines. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

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

5.C. Research and Development

          Research and development expenses, net, consist primarily of labor expenses, development-related raw materials and subcontractors’ services and related overhead, offset by grants. Our net research and development expenses have increased from $4 millions in 2005 to $4.2 million in 2006 and to $5.4 million in 2007. As a percentage of revenues, our net research and development expenses changed to approximately 23.3% in 2007 from approximately 23.4% in 2006 and approximately 20.7% in 2005. Our level of research and development expenses increased over the years. The increase in research and development expenses between 2006 and 2005 can primarily be attributed to the decrease in our research and development grants received from the OCS and the European Union and the increase in compensation expenses due to the implementation of SFAS 123R, partially offset by the reduction of other expenses mainly subcontractors costs. The increase in research and development expenses between 2007 and 2006 can primarily be attributed to the increase in salaries and related costs mainly as a result of an increase in our research and development headcount. The increase can also be attributed to the increase in other expenses mainly subcontractors costs. Research and development grants totaled $1.8 million in 2007, $1.9 million in 2006 and $2.1 million in 2005.

          For grants received from certain entities, see “Item 4.B. Business Overview - Research and Development” above.

5.D. Trend Information

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

          Our financial income affected by changes in the 6-month Libor rate, see “Item 3.D. Risk Factors” under the heading “Risks Relating to the Economy, Our Financial Condition and Shareholdings” above and “Item 11 Quantitative and Qualitative Disclosure about Market Risk - Investment Risk” below. During 2007 we have decreased significantly our level of investments in structure notes and corporate bonds as of December 31, 2007 our investment in structured notes and corporate bond totaled to $6.9 million and $1.6 million correspondingly. As of date all of our corporate bonds and structure notes were redeemed or called back by the issuer.

          We have been operating at a loss since the quarter ended December 31, 2000. We were able to return to profitability in the quarter ended June 30, 2003 and remain profitable until the quarter ended March 31, 2004. Since the second quarter of 2004 we returned to operate in loss. If global economic conditions worsen resulting in weakening the demand for our products, we may not be able to return to profitability in 2008.

5.E. Off-Balance Sheet Arrangements

          There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. Tabular Disclosure of Contractual Obligations

          Set forth below are our contractual obligations and other commercial commitments as of December 31, 2007:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years

Long-Term Debt	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Leases	3,316	1,283	2,033	—	—
Purchase Obligations	—	—	—	—	—
Severance pay	2,941	—	—	—	2,941
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	6,257	1,283	2,033	—	2,941

	Amount of Commitment Expiration Per Period (USD in thousands)
Other Commercial Commitments	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years

Lines of Credit	7,510	—	7,510	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	228	—	228	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—

Total Commercial Commitments	7,738	—	7,738	—	—

Item 6. Directors, Senior Management and Employees

6,A. Directors and Senior Management

          The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position

Shlomo (Tom) Wyler(1)	55	President, Chief Executive Officer and Executive Chairman of the Board of Directors.
Amir Philips	40	Chief Financial Officer
David Sackstein*	42	Chief Technical Officer
Yaron Comarov	43	Vice President of Operations
Orna Gil-Bar Shir**	43	Vice President of Human Resources
Yossi Aloni	39	President of Optibase Inc and Vice President of Marketing
Udi Shani	40	Executive Vice President of International Sales
Eli Sharon	35	Vice President of Research and Development
Dana Tamir-Tavor(2)	59	Director
Orli Garti Seroussi(1)(2)(3)	48	Director
Alex Hilman	55	Director
Itzik Wulkan(3) (2)	57	Director

*	On April 27, 2008, Mr. Sackstein resigned from his position as our Chief Technical Officer.
**	On March 3, 2008, Ms. Gil-Bar Shir resigned from her position as our Vice President of Human Resources.

(1)	Member of the investment committee
(2)	Member of the audit committee
(3)	Member of the compensation committee

          Shlomo (Tom) Wyler serves as a President, Chief Executive Officer and Executive Chairman of our Board of Directors. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

          Amir Philips has been serving as our Chief Financial Officer Since May 2007. Prior to this position, Mr. Philips served as Vice President Finance of Optibase Inc. from July 2004. From 2000 until 2004, Mr. Philips held the position of Group Controller and Financial Manager at Optibase Ltd. Before joining Optibase, Mr. Philips was an accountant and auditor at Lotker Stein Toledano and Co., currently a member of BDO Ziv Haft. Mr. Philips is a Certified Public Accountant in Israel. He holds a B.B. degree in Accounting and Business Management from the Israeli College of Management.

          David Sackstein joined us in November 1994 and served as Vice President of research & development and Chief Technological Officer until his resignation on April 27, 2008. Since joining us, Mr. Sackstein has held various technical and managerial positions in the research & development departments. Prior to his present position, Mr. Sackstein served as General Manager of the Video Technologies product line – a position he held from November 2003 until September 2005. Prior to joining us, Mr. Sackstein led a research project at IBM’s Research Center in Haifa. Mr. Sackstein holds a B.Sc. in Electrical Engineering and a B.A. in Mathematics, both from the Technion Israel Institute of Technology. Mr. Sackstein holds an Executive MBA degree from Tel-Aviv University.

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

          Orna Gil-Bar Shir joined us in August 2000 and served as our Vice President of Human Resources until her resignation on March 3, 2008. Prior to joining us, Ms. Gil-Bar Shir served as Human Resource Manager for Computer Associates Ltd. in Israel. During her tenure at Computer Associates, Ms. Gil-Bar Shir was involved with the human resource implications resulting from Computer Associates’ acquisition of Platinum Inc. and other acquisitions. From 1994 to 1996, Ms. Gil-Bar Shir served as an organizational consultant for the Israeli Defense Forces. Ms. Gil-Bar Shir holds an MBA degree (organizational behavior) from the Tel-Aviv University.

          Yossi Aloni serves as president of Optibase Inc. and as our Vice President of Marketing. Mr. Aloni joined Optibase in May 2005 as Director of Broadcast Solutions in January 2006 he was appointed as director of Projects, in May 2006 he was appointed as Vice President of Marketing, and in January 2008 he was appointed as president of Optibase Inc. Previously, from 1998 to 2005, Mr. Aloni served as Director of Engineering/Chief Engineer at Telad, an Israeli channel originator. Prior to his appointment, he was Head of Post-Production at Telad. During his career in the video arena over almost two decades, Mr. Aloni also served as Technical Manager at Feltronics, and Golden Channels, as well as Head of the Video Section in the Israel Defense Forces. Mr. Aloni earned his B.Sc. in Computer Science from the Weizmann Institute of Science.

          Eli Sharon Serves as vice president of Research and Development. Mr. Sharon joined Optibase in 2007. Mr. Sharon is responsible for the company’s global research and development strategies. Prior to joining Optibase, Mr. Sharon served as director of system engineering and program manager at YES, the leading satellite television provider in Israel. Mr. Sharon holds a Bachelor of Technology in Electronic Engineering and Communication from Ariel University, Israel.

          Udi Shani serves as our Executive Vice President International Sales and Technical Support. Mr. Shani joined Optibase in 1999 as regional sales manager. In 2001, he was appointed as AVP of European Sales, in 2002 he relocated to North America where he founded and managed the Americas IPTV sales force, and in 2005 Mr. Shani returned to Israel and was appointed Executive Vice President International Sales. Prior to joining Optibase, Mr. Shani served as sales and marketing manager at Eden Telecom (pointer) and as sales manager at Muller Co. Mr. Shani holds a B.A. in Business Administration from the Israeli College of Management and an MBA from Manchester University.

          Dana Tamir-Tavor joined our board of directors in September 2000. Presently Ms. Tamir is serving as the Chief of Staff of the VAS Group in Comverse after having served as the co-manager of the Indian offshore operation for Comverse. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury Interactive. Prior to that Ms. Tamir managed and executed large-scale Command Control & Communication real-time systems for the Israeli Defense Forces and European armies.

          Alex Hilman joined our board of directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies. Mr. Hilman was the president of the Israeli institute of certified public accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman lectures on taxation in Tel-Aviv University, and has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accounting and Economics from Tel Aviv University.

          Orli Garti Seroussi joined our board of directors on January 31, 2008 as an external director. Ms. Garti-Seroussi has served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa since August 2001. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University.

          Itzik Wulkan joined our board of directors in December 17, 2007 as an external director. Mr. Wulkan is an independent entrepreneur and has over 30 years of experience in various aspects of Hi-Tech industry at senior positions in leading Israeli corporations (among others Vice-President of Business Development Wireless at Audiocodes; Vice-President of Business Development MMA group at Comverse; founder and head of R&D and project department at Tadiran Switching). Mr. Wulkan holds an MBA degree from Tel Aviv University and a B.Sc degree in electrical engineering from the Technion – Israeli Technological Institute.

6.B. Compensation.

          The aggregate remuneration we paid to all persons as a group (15 persons) who served in the capacity of director or executive officer in the year ended December 31, 2007, including compensation to directors and officers whose employment was determined during 2007, was $1.74 million, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for automobiles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2007, 12 persons served in the capacity as directors or executive officers in our Company and beneficially owned as of such date, options to purchase an aggregate of 112,102 ordinary shares which have not vested on June 25, 2008 or within 60 days thereafter. The exercise price of the options varies between $1.95 and $6.638, the vesting period is spread out over a 4-year period and the expiration date of such options is generally 7 years as of their date of grant, except for two of our directors and executive officers which their options will be full vested after the second anniversary as of the date of grant of their option.. In addition, as of June 25, 2008, our directors and executive officers beneficially owned 6,175,275 shares (of which 907,492 shares are issuable upon exercise options that are currently vested or will vest within 60 days as of June 25, 2008).

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

          Subject to statutory limitations, our articles of association provide that we may insure the liability of our directors and offices to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid we may enter into a contract to insure the liability of our directors and officer for an obligation imposed on such director or officer in consequence of an act done in his capacity as a director or officer of Optibase, in any of the following cases:

❖	a breach of the duty of care vis-a-vis us or vis-a-vis another person;

❖	a breach of the fiduciary duty vis-a-vis us, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;

❖	a monetary obligation imposed on him in favor of another person;

❖	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our director or officer.

          Our articles of association further provide that we may indemnify our directors and officers, to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid, we may indemnify our directors and officers for liability or expense imposed on them in consequence of an action made by them in the capacity of their position as directors or officers of Optibase, as follows:

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

6.C. Board Practices

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

External Directors

          Under the Companies Law, Israeli public companies are required to appoint at least two external directors to serve on their board of directors. Our shareholders approved in December 2007 the appointment of Mr. Itzhak Wulkan and Ms. Orly Garti-Seroussi as our external directors, for a 3-year term. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors, See “Committees of the Board of Directors” below.

          Pursuant to the Israeli Companies Law at least one external director is required to have “accounting and financial expertise” and the other is required to have “professional qualification” or “accounting and financial expertise”. A director has “professional qualification” if he or she satisfies one of the following:

(i)	the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii)	the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii)

the director has at least five years’ experience in one or more of the following or an aggregate five years’ experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

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

          A company whose shares are traded in certain exchanges outside of Israel, including Nasdaq Global Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise so long as another independent director for audit committee purposes who has such expertise serves on board of directors pursuant to the applicable foreign securities laws. In such case, all external directors will have professional qualification.

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

          The Companies Law provides for an initial three-year term for an external director which may be extended, for an additional three-year term. In the case of a company whose shares are traded in certain exchanges outside of Israel, including Nasdaq Global Market, such as our company, regulations promulgated under the Companies Law provide that the service of an external director can be extended to additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in theinterest of the company. Election of external directors requires a special majority, as described above. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event the number of external directors is less than two external directors, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director.

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

          The rules of NASDAQ currently applicable to foreign private issuers such as us require us to establish an audit committee of at least three members, comprised solely of independent directors. All of the members of the audit committee must be able to read and understand basic financial statements, and at least one member must have experience in finance or accounting, requisite professional certification in accounting or comparable experience or background. The board has determined that Ms. Orly Garti-Seroussi is an audit committee financial expert as defined by applicable SEC regulation. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

          The members of the audit committee are Mr. Itzhak Wulkan, Ms. Dana Tamir –Tavor and Ms. Orly Garti-Seroussi. These include our two external directors as required under the Companies Law, and we believe that all of the members of the audit committee are independent of management, and satisfies the requirements of Companies Law, the SEC’s rules and NASDAQ rules.

Compensation Committee

          The compensation committee, which is comprised of Ms. Orli Garti Seroussi and Mr. Itzik Wulkan, reviews and recommends to the board of directors and in certain cases, determines, the compensation and benefits of our employees and reviews general policy relating to our compensation and benefits. The compensation committee also administers our share option plans. Both of the members of the compensation committee have been determined to be independent as defined by the applicable NASDAQ rules.

Investment Committee

          Our investment committee, which is comprised of Ms. Orli Garti Seroussi and Mr. Shlomo (Tom) Wyler manages our investments in accordance with guidelines set by our board of directors.

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

          We currently do not have a nomination committee, and the actions ordinarily taken by such committee are resolved by the majority of our independent directors, in accordance with the NASDAQ Global Market listing requirements.

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

6.D. Employees

          As of June 25, 2008, we had 140 employees, including employees in our subsidiary and regional offices, of whom approximately 12 are part-time employees. The following is a comparison of the breakdown of our employees by division and location, for the years ended December 31, 2007, 2006 and 2005.

	December 31,

	2005			2006			2007

Division	US	Israel		US	Israel		US	Israel

Research & Development	–	44		–	44		–	48
Sales and Technical Marketing	17	27	(1)	11	23	(2)	8	23	(3)
Marketing	2	9		1	10		2	7
Operations	2	27		3	24		3	24
General and Administrative, Finance and Human Resources	6	14		4	12		3	14

Total	27	121		19	113		16	116

	148			132			132

(1)	This number includes 10 employees in Asia.
(2)	This number includes 9 employees in Asia.
(3)	This number includes 8 employees in Asia.

          The number of employees as of December 31, 2007 remained the same as the number as of December 31, 2006. There were some slight changes in the number of employees by department as shown in the table above. The decrease in the number of employees between December 31, 2005 and December 31, 2006 is mainly the result of the departure of some of our sales and technical marketing employees mainly at our U.S. based company.

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

          The Israeli employment courts have restricted substantially non-competition provisions in employment agreements.

6.E. Share Ownership

          As of June 25, 2008, our current directors and executive officers (12 persons) beneficially owned an aggregate of 6,175,275 ordinary shares of our Company of which 907,492 shares are issuable upon exercise of options that may be exercisable within 60 days of June 25, 2008. Such number excludes 24,000 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which have not vested as of June 25, 2008 or 60 days thereafter and have no voting and equity rights. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares. See “Item 7.A. Major Shareholders” for more information regarding Mr. Wyler’s holdings.

Incentive Plans

          Since 1990, we have granted options to employees and directors to purchase ordinary shares at exercise prices ranging from $1.95 to $6.638. As of June 25, 2008, options and warrants to purchase 1,746,273 of our ordinary shares were outstanding, with exercise prices ranging from $1.95 to $6.638 per share. As of June 25, 2008, 1,600,065 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally 7 years from the date of their grant. As of December 31, 2007 the number of options outstanding and reserved for issuance under our plans was 1,955,126 and 1,223,046, respectively. The following table shows the number of options outstanding and reserved for issuance under each of our incentive plans, as of June 25, 2008 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance

1999 Plans	1,464,247	1,262,191
2001 Non-statutory share option plan	282,026	161,034
Total options	1,746,273	1,423,225

Plan	Number of shares outstanding	Number of shares reserved for issuance

2006 Israeli Incentive Compensation Plan	33,250	153,950
Total shares	33,250	153,950

          The following is a description of our incentive plans currently in effect.

1999 Plans

          In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the “1999 Plans” both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. As of June 25, 2008, an aggregate of 1,262,191 ordinary shares has been reserved for issuance under this plan, and 1,464,274 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2001 Non-statutory Share Option Plan

          In April 2001, our board of directors approved the adoption of the 2001 Non-statutory Share Option Plan, the purpose of which is to attract and retain the best available personnel, to provide additional incentive to employees and consultants and to promote the success of our business. The options to be granted under the plan are limited to non-statutory options, thus there will be no incentive stock options. In addition, we grant options only to employees pursuant this plan, thus excluding officers and directors from the plan. As such, we do not need shareholder approval of this plan under U.S. laws or applicable NASDAQ rules. As of June 25, 2008 an aggregate of 161,034 ordinary shares has been reserved for issuance under this plan, and 282,026 were granted and are outstanding. The plan otherwise has terms similar to those contained under the 1999 U.S. Plan.

2006 Israeli Incentive Compensation Plan

          In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. As of June 25, 2008 or within 60 days thereafter, an aggregate of 153,950 ordinary shares has been reserved for issuance under the 2006 Plan, and 33,250 were granted and are outstanding.

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

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

          The following table sets forth certain information known to the Company regarding the beneficial ownership of our outstanding ordinary shares as of June 25, 2008 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons.

Name of Beneficial Owner	No. Of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo (Tom) Wyler(2)	5,493,739	32.72
Arthur Mayer – Sommer(3)	1,200,000	7.27
MKM Longboat Capital Advisors LLP (4)	1,346,418	8.15
Prescott Group Capital Management, L.L.C. (5)	1,362,192	8.25
Shareholding of all directors and officers as a group (12 persons)(6)	6,175,275	37.39

(1)

Number of shares and percentage ownership is based on 16,516,061 ordinary shares outstanding as of June 25, 2008. Such number excludes: (i) 364,970 ordinary shares held by us or for our benefit, and (ii) 33,250 ordinary shares granted under our 2006 Israeli Incentive Compensation Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of June 25, 2008 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)

Mr. Shlomo (Tom) Wyler currently serves as a President, Chief Executive Officer and Executive Chairman of our Board of Directors. The information is based on Schedule 13D filed by Mr. Wyler on June 25, 2008. Includes 5,218,739 ordinary shares, 200,000 ordinary shares issuable upon exercise of options currently exercisable with an exercise price of $2.38 per option and expiration date of December 2009 and 75,000 ordinary shares issuable upon exercise of option exercisable within 60 days of June 25, 2008 with an exercise price of $6 per option and expiration date of December 2011, 4,000 ordinary shares held by a trustee for the benefit of Mr. Shlomo (Tom) Wyler under our Israeli Incentive Compensation Plan, which have not vested as of June 25, 2008 or within 60 days thereafter and do not acquire any voting or equity rights.

(3)	To our knowledge, the information is accurate as of June 25, 2008 and is based on the website of NASDAQ online whose address is www.nasdaq.net.
(4)

The information is accurate as of December 31, 2007 and based on Schedule 13G filed with the SEC by MKM Longboat Capital Advisors LLP, or MKM Advisors, and MKM Longboat Multi-Strategy Master Fund Ltd., or MKM Master Fund, on February 11, 2008. MKM Advisors may be deemed to be the beneficial owner of these securities by virtue of its role as the investment manager of the investment funds which own such securities. MKM Advisors and MKM Master Fund share voting power and investment power, and thus beneficial ownership, with respect to these shares. MKM Advisors and MKM Master Fund disclaim such beneficial ownership except to the extent of their pecuniary interests therein.

(5)

The information is accurate as of July 18, 2007 and based on Schedule 13G filed with the SEC by, among others, Prescott Group Capital Management, L.L.C. (“Prescott Capital”) on February 14, 2008. The number of shares consists of 1,362,192 ordinary shares of the Company purchased by Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and together with Prescott Small Cap, the “Small Cap Funds”) through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 1,362,192 ordinary shares of the Company held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 1,362,192 ordinary shares of the Company held by Prescott Master Fund.

(6)

Includes 6,175,275 ordinary shares and 907,492 ordinary shares issuable upon exercise of options exercisable within 60 days of June 25, 2008. Excludes 24,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our Israeli Incentive Compensation Plan, which have not vested on June 25, 2008 or within 60 days thereafter and do not acquire any voting or equity rights.

Significant changes in the ownership of our shares.

          The following table specifies significant changes in the ownership of our shares by Festin Management Corp., Shlomo (Tom) Wyler and Arthur Mayer-Sommer. This information is based on Schedules 13D initially filed by Festin Management Corp. (whose holdings were transferred to Shlomo (Tom) Wyler and Arthur Mayer-Sommer on September 10, 2004) beginning on January 1, 2003, regarding ownership of our shares, and on Schedules 13D subsequently filed separately by Shlomo (Tom) Wyler and Arthur Mayer-Sommer:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held

Festin Management Corp	November 25, 2003	3,000,000
Shlomo (Tom) Wyler	June 9, 2005	1,800,000
Shlomo (Tom) Wyler	May 27, 2006	2,401,838
Shlomo (Tom) Wyler	June 25, 2008	5,218,739
Arthur Mayer-Sommer	June 9, 2005	1,200,000

          The following table specifies significant changes in the ownership of our shares held by Avraham and Moshe Namdar. This information is based on Schedules 13D filed by Avraham and Moshe Namdar beginning on January 1, 2003, regarding ownership of our shares:

Beneficial Owner – Avraham and Moshe Namdar	Date of filing	No. Of Shares Beneficially Held

	February 27, 2003	2,159,300
	October 10, 2003	1,668,436
	December 10, 2003	1,401,136
	January 6, 2004	1,151,136
	January 18, 2005	1,101,136
	February 11, 2004	974,076
	May 27, 2006	372,238

          The following table specifies significant changes in the ownership of our shares by Bricoleur Capital Management LLC. This information is based on Schedule 13G filed by Bricoleur Capital Management LLC beginning on February 11, 2005, regarding ownership of our shares:

Beneficial Owner – Bricoleur Capital Management LLC	Date of filing	No. Of Shares Beneficially Held

	February 11, 2005	705,641
	February 13, 2006	55,029
	June 25, 2008	212,071	*

* To the best of our knowledge, the information is provided as of June 25, 2008 and is based on the website of NASDAQ online whose address is www.nasdaq.net.

          The following table specifies significant changes in the ownership of our shares by Kern Capital Management LLC. This information is based on Schedules 13G filed by Kern Capital Management LLC beginning on October 11, 2005, regarding ownership of our shares:

Beneficial Owner – Kern Capital Management LLC	Date of filing	No. Of Shares Beneficially Held

	October 11, 2005	1,327,800
	February 14, 2006	1,623,300
	February 14, 2007	1,964,400
	June 11, 2007	1,040,300
	February 14, 2008	–

          The following table specifies significant changes in the ownership of our shares by MKM Longboat Capital Advisors LLP. This information is based on Schedule 13G filed by MKM Longboat Capital Advisors LLP beginning on June 27, 2008, regarding ownership of our shares:

Beneficial Owner – MKM Longboat Capital Advisors LLP	Date of filing	No. Of Shares Beneficially Held

	June 27, 2007	715,300
	February 11, 2008	1,346,418

          The following table specifies significant changes in the ownership of our shares by Prescott Group Capital Management, L.L.C. This information is based on Schedule 13G filed by Prescott Group Capital Management, L.L.C. beginning on February 14, 2008, regarding ownership of our shares:

Beneficial Owner – Prescott Group Capital Management, L.L.C.	Date of filing	No. Of Shares Beneficially Held

	February 14, 2008	1,362,192

          All of our shares have the same voting rights.

          On June 25, 2008, there were approximately 68 shareholders of record of our ordinary shares. As of such date, 49 record holders in the United States hold approximately 72.05% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

7.B. Related Party Transactions

          For a description of the insurance, indemnification and exemption granted to our directors and officers, see “Item 6.B. Compensation” above.

          For a description of the grant of options to our directors and officers, see “Item 6.E. Share Ownership”, above. In addition, each member of our board of directors is paid an annual fee of $18,000 for his/her service as a director.

          On November 8, 2006 our shareholders approved the reimbursement of expenses to Shlomo (Tom) Wyler, our President, Chief Executive Officer and Executive Chairman of our Board of Directors, who is also considered our controlling shareholder in an approximate aggregate amount of $37,000 for expenses in 2005, and an amount not to exceed $50,000 for each year beginning in 2006, all on account of performing his duties towards us.

          On December 20, 2007, our shareholders approved an employment agreement between Optibase and Mr. Shlomo (Tom) Wyler with respect to Mr. Wyler’s service as Chief Executive Officer of the Company. Under the agreement, Mr. Wyler will continue to serve as Chief Executive Officer of the Company in consideration for a gross monthly payment of NIS 40,000. In addition, Mr. Wyler will be entitled to managers’ insurance, educational fund (keren hishtalmut), 24 days annual vacation, sick leave and 10 days replenishment fees (dmey havraa). The Company has also undertaken to provide Mr. Wyler with a telephone, facsimile, mobile phone, internet connection, laptop and printer and bear all installation costs and all expenses related thereto. The agreement further provides that Mr. Wyler shall be entitled to a one-time bonus in the amount of $10,000 upon the execution of the employment agreement. In addition, our board of directors, at its sole discretion, may grant Mr. Wyler an annual bonus for each year commencing in 2008 (for the year 2007) which shall not exceed twice Mr. Wyler’s monthly salary. The agreement is for a three-year term commencing retroactively on October 1, 2007. Any party to the agreement may terminate it by providing the other party with a 4-month advance written notice. At the Company’s discretion, Mr. Wyler shall be obligated to continue working during the first two months of such 4-month advance notice period. During the next two months Mr. Wyler shall be free to practice any other business without the receipt of the Company’s approval. The Company may elect to pay Mr. Wyler a one time payment for such advance notice period. Notwithstanding the above, the Company may terminate the agreement and Mr. Wyler’s employment immediately for Cause, as such term is defined in the agreement. See also the discussion regarding our relationships with Mobixell and V.Box under “Item 4.A. History and Development of the Company” above.

          In June, 2008, we issued, in a private placement, 2,816,901 of our ordinary shares to Mr. Shlomo (Tom) Wyler, the President, Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered as our controlling shareholder, in consideration for $5 million in cash. We undertook to make our best efforts to register for resale the shares under the Securities Act within six months of the issuance date.

          We lend unsubstantial amounts, from time to time, to our employees, who are not officers, which payments are not deemed benefits by Israeli tax authorities.

7.C. Interests of Experts and Counsel

          Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

          See Item 18 for a list of financial statements filed as part of this annual report.

Legal proceedings

          In September 2005, we were served with a lawsuit filed by Vsoft Ltd., or Vsoft, a company that is undergoing liquidation proceedings and which claimed that during 2002 we negotiated with Vsoft in bad faith regarding a potential purchase of its share capital, which led to Vsoft’s entering into bankruptcy proceedings. Vsoft demanded damages in the amount of $2,129,000 as well as the payment of reimbursement of expenses, legal fees and applicable VAT. On January 1, 2006, we filed a motion to dismiss the lawsuit based on our claim that Vsoft’s receiver did not approve the lawsuit as determined by the liquidation court. To date, no decision has been granted. We believe, based on the facts known to us as of this annual report, that the claim for damages is without merit.

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

Item 8.B. Significant Changes

          In December 2007, we entered into agreements with certain shareholders of Scopus, to purchase an aggregate of 1,380,000 ordinary shares of Scopus, representing, at that time, approximately 10% of Scopus’ outstanding shares, for an aggregate consideration of approximately $8.6 million. Following the completion of the condition to the closing, the transaction was executed in January 2008. Following the completion of such purchase, we beneficially owned approximately 37% of Scopus’ issued shares.

Item 9. The Offer and Listing

9.A. Offer and Listing Details

          Our ordinary shares are traded on the NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our ordinary shares as reported by the NASDAQ Global Market.

		Nasdaq		TASE*
		High	Low	High	Low

2003		$8.83	$1.77
2004		$8.32	$3.8
2005		$6.69	$4.49
2006		$5.01	$2.62
2007		$4.52	$2.52

2006
	First Quarter	$5.01	$3.27
	Second Quarter	$4.02	$3.2
	Third Quarter	$3.49	$2.62
	Fourth Quarter	$4.1	$2.65

2007
	First Quarter	$4.32	$3.44
	Second Quarter	$4.52	$3.64
	Third Quarter	$4.44	$3.41	$4.10	$3.83
	Fourth Quarter	$3.9	$2.52	$4.12	$2.63

2008	First Quarter	$2.73	$1.61	$2.63	$1.96

Most Recent Six Months
	December 2007	$3.13	$2.52	$3.24	$2.63
	January 2008	$2.73	$1.99	$2.63	$2.08
	February 2008	$2.08	$1.97	$2.12	$1.98
	March 2008	$2.07	$1.61	$2.24	$1.96
	April 2008	$2.05	$1.86	$2.20	$2.08
	May 2008	$2.20	$1.76	$2.25	$1.95
	June 2008 through June 25	$1.82	$1.59	$2.04	$1.53

          * We listed our ordinary shares for trade on the Tel Aviv Stock Exchange, or the TASE, on August 6, 2007. Therefore, the table contains listing details of our shares listed on the TASE, starting on the third quarter of 2007. The closing prices of our ordinary shares listed on the TASE for each of the periods referred to in the tables above have been translated into dollars using the representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel on the same dates.

          On June 24, 2008 and on June 25, 2008, the reported closing sale price of our ordinary shares on the NASDAQ Global Market and on the TASE, respectively, was $1.59 per share on the Nasdaq and NIS 1.55 per share on the TASE ($3.373 per share calculated based on an exchange rate of NIS per United States dollar as of June 24, 2008).

Item 10. Additional Information

10.A. Share Capital

          Not applicable.

10.B. Memorandum and Articles of Association

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

Rights Attached to Shares

          Our registered share capital is NIS 3,900,000 divided into a single class of 30,000,000 ordinary shares, par value NIS 0.13 per share, of which 16,914,281 ordinary shares were outstanding as of June 25, 2008. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

Dividend rights

          Holders of Ordinary Shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires the approval of our board of directors. Please see “Item 10.E. Taxation” below.

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

Limitations on Change in Control and Disclosure Duties

          Our memorandum and articles of association do not restrict the change of control nor do they impose any disclosure duties beyond the requirements set out in Israeli law. For restriction of change of control provision under Israeli law, see “Item 3.D. Risk Factors”, under the heading “Risks Relating to Operations in Israel – Anti-takeover Provisions” above.

Changes in Our Capital

          Changes in our capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of shareholders participating and voting in the general meeting.

Fiduciary Duty and Duty of Care of Directors and Officers

          The Companies Law codifies the duties directors and officers owe to a company. An “Officer” includes a company’s directors, general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other managers directly subordinate to the general manager. The directors’ and officers’ principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company’s benefit which include:

❖	the avoidance of any conflict of interest between the director’s or officer’s position with the company and any other position he fulfills or with his personal affairs;

❖	the avoidance of any act in competition with the company’s business;

❖	the avoidance of exploiting any of the company’s business opportunities in order to gain a personal advantage for himself or for others; and

❖	the disclosure to the company of any information and documentation relating to the company’s affairs obtained by the director or officer due to his position with the company.

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

Approval of Certain Transactions

          Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of directors’ and officers’ insurance, or grant of indemnification (whether prospective or retroactive) and engagement terms of such director with a company in other positions require the approval of the audit committee, the board of directors and the shareholders of the company. In addition, transactions between a public company and its director or officer, or a transaction between such company and other person in which such director or officer has a personal interest must be approved by such company’s board of directors, and if such transaction is considered an extraordinary transaction (as defined below) it must receive the approval of such company’s audit committee as well.

          The Companies Law also requires that any extraordinary transaction between a public company and its controlling shareholder or an extraordinary transaction between such company and other person in which such company’s controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company by an ordinary majority, provided that (i) such majority vote at the shareholders meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the transaction, participating at the voting (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed one percent (1%) of the total voting rights in the company. An “extraordinary transaction” is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company’s profitability, assets or liability.

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

10.C. Material Contracts

Agreement with Artel Software Corp.

          In March 2004 we acquired certain assets and assumed liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100, see “Item 4.A. History and Development of the Company” above. During the third quarter of 2005 we entered into an agreement with Artel Software Corp. (commonly known as Boris FX), or Boris FX, for the sale of our Digital Non-Linear Editing product line activity including all service, warranty and maintenance obligations for $20,000. Under the terms of the agreement we and Boris FX will share revenues derived from any future sales of these products and services up to $2 million and we will supply Boris FX, at Boris FX’ request, with manufacturing services for the Media 100 HD boards for a period of 24 months beginning on September 28, 2005.

Agreement with Koor Corporate Venture Capital and Koor Industries Ltd.

          In January 2007, we purchased from Koor Corporate Venture Capital and Koor Industries Ltd. 3,035,223 ordinary shares of Scopus, representing approximately 23% of Scopus’ issued share capital at an aggregate purchase price of approximately $16 million.

Agreement with certain shareholders of Scopus

          In December 2007, we entered into agreements with certain shareholders of Scopus, to purchase in the aggregate 1,380,000 ordinary shares of Scopus, representing, at that time, approximately 10% of Scopus’ outstanding shares, for an aggregate consideration of approximately $8.6 million. Following the completion of the condition to the closing, the transaction was executed in January 2008. Following the completion of the purchase, Optibase beneficially owned approximately 37% of Scopus’ issued shares.

Private Placement to Shlomo (Tom) Wyler

          In June, 2008, we issued in a private placement 2,816,901 ordinary shares of the Company to Mr. Shlomo (Tom) Wyler, the President, Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered as our controlling shareholder, in consideration for $5 million in cash, in the aggregate. For further information, see “Item 7.B Related Party Agreements”.

10.D. Exchange Controls

          There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except as otherwise as set forth under “Item 10.E. Taxation” below.

          Under Israeli law (and our memorandum and articles of association), persons who are neither residents nor nationals of Israel may freely hold, vote and transfer ordinary shares in the same manner as Israeli residents or nationals.

10.E. Taxation

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

General Corporate Tax Structure in Israel

          Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved an amendment to the Income Tax Ordinance, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

      Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

❖	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

❖	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

❖	accelerated depreciation rates on equipment and buildings.

Expenses related to a public offering on TASE and, as of 1.1.2003, on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

      Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

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

          The amendment simplifies the approval process: according to the amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled, to approve such programs only until 30.12.2007

          The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

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

Taxation of Non-Resident Holders of Shares

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. As of 2006, distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the rate of 20%, 15% for dividends generated by an Approved Enterprise (if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, that the company is qualifies as a Foreign Investors’ Company, there is no such time limitation), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

          Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 20%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

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

Taxation of Dividends

          The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See “Item 10.D. Exchange Controls” under the heading“Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to U.S. corporations under Section 243 of the Code.

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

          For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) the average percentage of the value of all of our assets for the taxable year which produce or are held for the production of passive income is at least 50%. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes, among others, dividends, interest, certain types of royalties and rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we may be a PFIC under a literal application of the asset test that looks solely to market value. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders of our ordinary shares would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ordinary shares.

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

10.F. Dividend and Paying Agents

          Not applicable.

10.G. Statement by Experts

          Not applicable.

10.H. Documents on Display

          Reports and other information of Optibase filed electronically with the SEC may be found at www.sec.gov. They can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.

10.I. Subsidiary Information

          Not applicable.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

          Most of our revenues are generated in U.S. dollars but a portion of our expenses is incurred in NIS. Therefore, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations. In 2007, and until June 25, 2008, the dollar depreciated against the NIS by approximately 11.9%. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

          In our balance sheet, we remeasure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this remeasurement we use the foreign exchange rate at the balance sheet date. Any gain or loss that results from this remeasurement is reflected in the statement of income as financial income or financial expense, as appropriate.

          We measure and record non-monetary accounts in our balance sheet (principally fixed assets, prepaid expenses, and share capital) in U.S. dollars. For this measurement we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

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

Investments Risks

          In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2007, our available net cash was $18.4 million. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. For information concerning our investment policy, see “Item 5.B. Liquidity and Capital Resources” above. The investment guidelines are to be reviewed periodically by our board of directors with the President and Chief Financial Officer. As of December 31, 2007, approximately 38% of our available cash invested in structured notes acquired from several banks. The notes bear interest at a rate of 10% to 10.5% per annum. Under the terms of the notes, the issuer of the notes has a call option that allows such issuer to prepay the notes at PAR at any coupon date. Changes in the rate of the LIBOR may significantly affect the market value of our investments. Our available cash (including the Notes) is generally classified as available for sale and, consequently, is recorded on the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). In cases the decline in fair value of our investments is judged to be other- than- temporary, losses are reported as part of the Financial income (expenses) for the period. As of date all of our structure notes were called back at PAR by the issuer and all of our corporate bonds were sold.

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

          The table set forth shows the construction of our available cash investments classified as available for sale (in thousands):

	December 31,
	2006					2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Market Value

Available-for-sale:
Government and corporate debt	$15,650	$909	$		$16,559	$1,340	$217	$		$1,557
Government and corporate structured notes (*)	28,911	–		(1,248)	27,663	6,868	49		–	6,917
Total securities	$44,561	$909		$(1,248)	$44,222	$8,208	$266	$		$8,474

(*)

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties. As of date all of our structure notes were called back at PAR by the issuer.

Item 12. Description of Securities Other than Equity Securities

          Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

          Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

Item 15T. Controls and Procedures

          (a)      Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

          (b)      Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

—

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

          Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2007.

           This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

           This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Commission that permit us to provide only management’s report in this Annual report.

          (c)      There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting

Item 16. [Reserved]

Item 16.A. Audit Committee Financial Expert

          The Board of Directors has determined that Ms. Orly Garti-Serroussi is an “audit committee financial expert” and that she is independent under the applicable Securities and Exchange Commission and NASDAQ Global Select Market rules.

Item 16.B. Code of Ethics

          We have adopted a Code of Business Conduct and Ethics for our employees, including our chief executive officer and senior financial officers. The Code of Business Conduct and Ethics was attached as Exhibit 11 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004.

Item 16.C. Principal Accountant Fees and Services

          Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F.

          The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer to Optibase in 2007 and 2006 (in thousands):

	2006	2007

Audit-related fees (2)	–	–
Tax fees (3)	–	20
All other fees (4)	1	–
Total	103	115

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

          During 2007, none of audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in the United States were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16.D. Exemption From the Listing Standards for Audit Committee

          Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliate Purchasers

          Not applicable.

Item 17. Financial Statements

          Not Applicable.

Part III

Item 18. Financial Statements

          The following our financial statements audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and Scopus’ financial statements audited by Brightman Almagor & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu, together with the reports of Brightman Almagor & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu, for the fiscal years ended December 31, 2006 and 2007, are filed as part of this annual report:

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

OPTIBASE LTD.

          We have audited the accompanying consolidated balance sheets of Optibase Ltd. (“the Company”) and its subsidiary as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements and are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Scopus Video Networks Ltd. a 27% owned affiliate, for the year ended December 31, 2007, in which the Company’s investments totaled $ 17,288 thousand as of December 31, 2007, and the Company’s equity in its losses for 2007 constitutes $ 2,769 thousand. Commencing January 1, 2007, we also did not audit the financial statements of V.Box Communication Ltd., an affiliate, for the year ended December 31, 2007, in which the Company’s investments totaled $ 0 thousand as of December 31, 2007, and the Company’s related impairment losses for the year 2007 constitutes $ 325 thousand. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of Scopus Video Networks Ltd. and V.Box Communication Ltd. for the year ended December 31, 2007, is based solely on the reports of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

          As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R), “Share-Based Payment”.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
June 26, 2008	A Member of Ernst & Young Global

F – 2

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,316	$10,547

Marketable securities (Note 3)	42,015	8,474
Trade receivables (net of allowance for doubtful accounts of $ 313 and $ 367 at December 31, 2006 and 2007, respectively) (Note 16b)	4,544	4,053
Deferred costs	500	-
Other accounts receivable and prepaid expenses (Note 4)	772	1,487
Inventories (Note 5)	4,147	5,321
Assets related to discontinued operations	157	43

Total current assets	54,451	29,925

LONG-TERM INVESTMENTS:
Long-term lease deposits (Note 10a)	313	318
Marketable securities (Note 3)	2,207	-
Severance pay fund	1,603	2,010
Investments in companies (Note 6)	700	17,988

Total long-term investments	4,823	20,316

PROPERTY AND EQUIPMENT, NET (Note 7)	1,700	1,691

Total assets	$60,974	$51,932

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2006	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit line and loans (Note 9)	$3,636	$634
Trade payables	1,763	2,753
Deferred revenues	1,703	390
Other accounts payable and accrued expenses (Note 8)	6,852	5,888
Liabilities related to discontinued operations	155	162

Total current liabilities	14,109	9,827

ACCRUED SEVERANCE PAY	2,371	2,941

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS’ EQUITY (Note 13):
Share capital -
Ordinary Shares of NIS 0.13 par value - Authorized: 19,230,800 shares at December 31, 2006 and 2007; Issued: 14,004,888 and 14,097,380 shares at December 31, 2006 and 2007, respectively; Outstanding: 13,473,868 and 13,641,257 shares at December 31, 2006 and 2007, respectively	539	541
Additional paid-in capital	119,181	120,165
Treasury shares (531,023 and 454,123 shares at December 31, 2006 and 2007, respectively)	(2,278)	(1,778)
Accumulated other comprehensive income (loss)	(339)	266
Accumulated deficit	(72,609)	(80,030)

Total shareholders’ equity	44,494	39,164

Total liabilities and shareholders’ equity	$60,974	$51,932

The accompanying notes are an integral part of the consolidated financial statements.

June 26, 2008	/s/ Tom Wyler	/s/ Orli Garti-Seroussi	/s/ Amir Philips

Date of approval of the	Tom Wyler	Orli Garti-Seroussi	Amir Philips
financial statements	President, Chief Executive Officer and Executive Chairman of the Board of Directors.	Director	Chief Financial Officer

F – 4

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2005	2006	2007

Revenues (Notes 14 and 15b)	$19,343	$17,977	$22,977
Cost of revenues (Note 15d)	7,808	7,716	11,387

Gross profit	11,535	10,261	11,590

Operating expenses:
Research and development, net (Note 16a)	4,001	4,208	5,362
Selling and marketing	8,798	8,288	7,895
General and administrative	1,892	2,134	2,276

Total operating expenses	14,691	14,630	15,533

Operating loss	(3,156)	(4,369)	(3,943)
Other expenses, net (Note 11)	(622)	(171)	(327)
Financial income (expenses), net (Note 16c)	1,583	1,405	(31)

Loss before provision for income tax	(2,195)	(3,135)	(4,301)

Provision for income taxes	-	-	(73)

Net loss after income tax	(2,195)	(3,135)	(4,374)

Equity in losses of affiliated companies	-	-	(2,769)

Net loss from continuing operations	(2,195)	(3,135)	(7,143)

Income (loss) from discontinued operations - Media 100	(1,250)	15	(30)

Net loss	$(3,445)	$(3,120)	$(7,173)

Basic and diluted loss per share from continuing operations	$(0.17)	$(0.23)	$(0.53)

Basic income (loss) per share from discontinued operations	$(0.09)	$0.00	$(0.00)

Diluted income (loss) per share from discontinued operations	$(0.09)	$0.00	$(0.00)

Basic and diluted loss per share	$(0.26)	$(0.23)	$(0.53)

Weighted average number of shares used in computing basic and diluted net loss per share (in thousands)	13,188	13,431	13,602

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

OPTIBASE LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total comprehensive loss	Total shareholders’ equity

Balance as of January 1, 2005	$528	$117,470	$(2,278)	$1,151	$(66,044)		$50,827

Exercise of employees stock options	5	432	-	-	-		437
Compensation related to warrants granted to consultant	-	73	-	-	-		73
Other comprehensive loss:
Unrealized loss on available-for-sale marketable securities, net	-	-	-	(3,056)	-	$(3,056)	(3,056)
Net loss	-	-	-	-	(3,445)	(3,445)	(3,445)

Total comprehensive loss						$(6,501)

Balance as of December 31, 2005	533	117,975	(2,278)	(1,905)	(69,489)		44,836

Exercise of employees stock options	6	492	-	-	-		498
Stock based compensation related to options and restricted shares granted to employees	-	714	-	-	-		714
Other comprehensive loss:
Unrealized gain on available-for-sale marketable securities, net	-	-	-	1,566	-	$1,566	1,566
Net loss	-	-	-	-	(3,120)	(3,120)	(3,120)

Total comprehensive loss						$(1,554)

Balance as of December 31, 2006	539	119,181	(2,278)	(339)	(72,609)		44,494

Exercise of employees stock options	2	223					225
Stock based compensation related to options and non-vested shares granted to employees		1,013					1,013
Employees non-vested shares that became vested		(252)	500		(248)		-
Other comprehensive loss:
Unrealized gain on available-for-sale marketable securities, net				605		$605	605
Net loss					(7,173)	(7,173)	(7,173)

Total comprehensive loss						$(6,568)

Balance as of December 31, 2007	$541	$120,165	$(1,778)	$266	$(80,030)		$39,164

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from operating activities:
Net loss	$(3,445)	$(3,120)	$(7,173)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,090	1,106	1,244
Impairment losses of V.Box	622	173	325
Equity in loss of Scopus	-	-	2,769
Accrued interest and amortization of premium and discount on available-for-sale marketable securities	1,001	(594)	(192)
Realized loss (gain) on sale of available-for-sale marketable securities	(36)	32	(210)
Impairment of available-for-sale marketable securities	430	-	582
Loss (gain) on sale of property and equipment	-	(2)	2
Accrued severance pay, net	(24)	16	163
Compensation related to warrants granted to consultants	73	-
Compensation related to options and restricted shares granted to employees and directors	-	714	1,013
Decrease (increase) in trade receivables, net	38	(2,230)	491
Decrease (increase) in other accounts receivable and prepaid expenses	116	579	(715)
Increase in inventories	(575)	(629)	(1,507)
Increase (decrease) in trade payables	107	(613)	990
Decrease (increase) in deferred costs	-	(500)	500
Increase (decrease) in deferred revenues	355	972	(1,313)
Increase (decrease) in accrued expenses and other accounts payable	(512)	288	(964)
Net cash provided by (used in) discontinued operations	(1,805)	87	121

Net cash used in operating activities	(2,565)	(3,721)	(3,874)

Cash flows from investing activities:
Proceeds from sale of property and equipment	-	2	41
Purchase of property and equipment	(833)	(716)	(945)
Investments in available-for-sale marketable securities	(17,000)	-	-
Proceeds from redemption of available-for-sale marketable securities	15,000	2,150	36,173
Investment in long-term lease deposits	(19)	(55)	(5)
Investment in companies	(600)	(175)	(20,382)
Net cash provided by (used in) discontinued operations	995	-	-

Net cash provided by (used in) investing activities	(2,457)	1,206	14,882

Cash flows from financing activities:
Short-term bank credit	719	2,414	(3,002)
Proceeds from exercise of stock options	437	498	225

Net cash provided by (used in) financing activities	1,156	2,912	(2,777)

Increase (decrease) in cash and cash equivalents	(3,866)	397	8,231
Cash and cash equivalents at the beginning of the year	5,785	1,919	2,316

Cash and cash equivalents at the end of the year	$1,919	$2,316	$10,547

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Supplemental disclosure of cash flow activities:

(a) Non-cash transactions:

Reclassification of inventories into property and equipment	$418	$585	$333

(b) Cash paid during the year for:

Interest	$205	$177	$386

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL

a.	Optibase Ltd. (“the Company”) was incorporated and commenced operations in 1990.

The Company has one wholly-owned subsidiary: Optibase Inc. in the United States which was incorporated in 1991.

The Company and its subsidiary provide high quality equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets, which performed through the operation of two product lines - Video Technologies and IPTV

The Company and its subsidiary sell their products worldwide, directly and through distributors, Value Added Resellers (“VARs”), system integrators and Original Equipment Manufacturers (“OEMs”), all of which are considered end-customers from the perspective of the Company and its subsidiary.

The majority of the Company and its subsidiary sales are made in North America, Europe and the Far East (see Note 14a).

b.

On March 18, 2004, the Company and Media 100 Inc. a U.S.-based provider of professional video editing and compositing systems (“Media 100”) entered into an Assets Purchase Agreement (“the Agreement”). Under the terms of the Agreement, the Company acquired certain assets and liabilities assumed of Media 100 in consideration of $2,500 in cash. In addition, the Company incurred costs totaling $401, in connection with the transaction. The closing date was June 1, 2004. The acquisition was accounted for in accordance with Statement of Financial Accounting Standard No. 141, “Business Combination”, using the purchase method of accounting.

c.	Restructuring and discontinued operations:

In connection with a restructuring made during the forth quarter of 2004, the Company recorded a restructuring charge of approximately $84, during the first quarter of 2005, related to employee termination expenses.

In June 2005, the Company signed an agreement with Artel Software Corp. (“Boris FX”), a developer of integrated effects technology for video and film production, according to which, the Company sold certain software technology known as the Final Effect Complete, in consideration of $75, net. In September 2005, the Company signed an agreement with Acoustic Technologies LLC (“the Purchaser”), according to which the Company transferred certain Patent Rights of Media 100 to the Purchaser in consideration of $900, net. In respect of these two sale transactions, the Company has recorded other income in the amount of $975.

In September 2005, the Company entered into an agreement with Boris FX for the sale of its Digital non-linear editing product line operations, including all services, warranty and maintenance obligations, in consideration of $20, net. Under the terms of the agreement, Boris FX is obligated to pay royalties from future sales of products and services up to $2,000, the Company agreed to make its facilities available to Boris FX for a period of two years.

F – 9

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

In respect with the sale of the Digital non-linear editing product line, the Company recorded losses in the amount of $60. In connection with the sale, the Company recorded additional restructuring charges of approximately $125, in September 2005, related to future rent obligations for the facilities, net of expected sublease income, in accordance with Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). The Company has recorded the sublease payment as a reduction of the restructuring accrual. The Company’s lease payment under the lease agreement ended at December 31, 2007.

The following table details the components of the restructuring charges and the remaining reserve balances as of December 31, 2007:

	Original accrual	Utilized		Balance at December 31, 2007

		Cash	Non-cash

Facility lease termination	$125	$125	$-	$-
Termination benefits	84	84	-	-

	$209	$209	$-	$-

During the forth quarter of 2006, the Company determined that the level of activity and cash flow generated from the disposed product line are no longer significant and as such reassessed the classification of the Digital non-linear editing product line, and decided that it is a discontinued operation, in accordance with SFAS 144 and EITF 03-13, “Applying the Condition in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operations”.

Accordingly, the results of operations including revenues, operating expenses and other income and expenses of the Digital non-linear editing product line for 2005, 2006 and 2007 have been reclassified in the accompanying statements of operations as discontinued operations. The Company’s balance sheets at December 31, 2006 and 2007 reflect the net liabilities of the digital non-linear product line as liabilities and assets related to discontinued operations.

d.	Investment in Scopus:

During 2007, the Company purchased 3,725,223 ordinary shares of Scopus Video Networks Ltd. (“Scopus”), for a total consideration of approximately $20,057. Please refer to Note 6c for further details.

In December 2007, the Company entered into share purchase agreements with certain shareholders of Scopus, to purchase in aggregate additional 1,380,000 ordinary shares of Scopus, bringing its aggregated investment to approximately 37% of Scopus outstanding issued share capital, for an aggregate consideration of approximately $8,556. Following the completion of the condition to the closing, the transaction was executed in January 2008.

F – 10

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

As of December 31, 2006 and 2007, all marketable securities covered by SFAS 115 were classified as available-for-sale. Available-for-sale marketable securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, “Accumulated other comprehensive income (loss)”. Realized gains and losses on sales of investments, as determined on a specific identification basis, and interest income, including amortization of the premium and discount on debt securities, are included in the consolidated statement of operations, as financial income or expense as appropriate (see Note 16c).

F – 11

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the decline in value for securities is other than temporary. The Company’s policy in evaluating the fair value of its investments in marketable securities is based on the following factors: (i) whether there is a significant decline in value of the securities suspected to be other than temporary; (ii) the ability to hold the security until recovery, and (iii) the intention to hold the security until recovery. As of December 31, 2006 and 2007, the Company’s available-for-sale securities declines in the amount of $ 0 and $ 582 were included in the statement of operations as financial expenses, respectively.

Structured notes were accounted for in accordance with the provisions of FASB Emerging Issues Task Force (EITF) Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under the notes terms, for each day in which the six-months LIBOR rate is below an agreed fixed rate, which ranges from 3% to 10%, the notes bear interest at the rate of 10% to 10.5% per annum. On all other days, the deposits do not bear any interest. As of December 31, 2007, investments in structured notes securities are less than their market value (see Note 3).

	f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or technological obsolescence. In 2005, 2006 and 2007, the Company and its subsidiary recorded write-off charges in a total amount of $ 336, $ 0 and $ 0, respectively, related to obsolete inventory and slow-moving items, which are included in the statement of operations under cost of revenues.

Cost is determined as follows:

Raw materials and components - by the “average cost” method.

Work in progress and finished goods - cost of manufacturing with the addition of allocable indirect manufacturing costs.

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

F – 12

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	h.	Long-lived assets:

The Company and its subsidiary’s long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2007, no impairment losses have been identified.

	i.	Investments in companies:

Investments in companies represents investments in: (i) Preferred shares of a privately held company which is recorded at the lower of cost or estimated fair value, since the Company holds an equity stake of less than 20%, does not have the ability to exercise significant influence over operating and financial policies of the investee, (ii) a privately held company by a way of convertible notes, (iii) ordinary shares of a public company, which is recorded in accordance with the equity method.

The Company’s investment in a company (i) is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, (“APB 18); (ii) is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with SAB 59. As for impairment charges recorded in 2005, 2006 and 2007 see Notes 6a and 6b.

	j.	Revenue recognition:

The Company and its subsidiary generate revenues mainly from the sale of hardware products (“products”) and to a lesser extent from sales of software products. The Company and its subsidiary sell their products worldwide directly and through system integrators, VARs, distributors and OEMs who are considered end-customers.

F – 13

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

Revenues from sale of products that include post customer support are recognized in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered

Revenues from the sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Output Method”, upon completion of milestones, when collectibility is probable. After delivery of a milestone, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2007, no such estimated losses were identified.

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

F – 14

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Research and development costs:

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, and the European Union Research and Development Program (see also Note 10b).

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized. Total costs capitalized amounted to $ 1,238 and are fully amortized as of December 31, 2007. Amortization expenses amounted to $ 60, $ 0 and $ 0 for the years ended December 31, 2005, 2006 and 2007, respectively.

	l.	Income taxes:

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

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. As of January 1, 2007 there was no material difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the retained earnings.

Prior to 2007 the Company determined its tax contingencies in accordance with SFAS 5, Accounting for Contingencies, or SFAS 5. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

F – 15

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

n.	Non-royalty-bearing grants:

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

o.	Concentrations of credit risk:

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

F – 16

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Basic and diluted net earnings (loss) per share:

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per ordinary share because the securities are anti-dilutive for all periods presented.

q.	Accounting for stock-based compensation:

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

At December 31, 2007, the Company has four stock-based employee compensation plans, which are described more fully in Note 13. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB No. 25, and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation”. No stock-based employee compensation cost was recognized in the statement of operations for the years ended December 31, 2005 and 2004, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

F – 17

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

The Company estimates the fair value of stock options granted using the Black-Scholes-option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted was calculated using the “simplified” method permitted by SAB 107. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company recognizes the related expenses over the vesting period using the straight line method.

The fair value for options granted in 2005, 2006 and 2007 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,

Employee Stock Options	2005	2006	2007

Volatility	58%	58%	58%
Risk-free interest rate	4.1%	4.6%	4.6%
Dividend yield	0%	0%	0%
Expected life (years)	4.6	4.6	4.6

F – 18

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on 2005 net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods.

Year ended December 31, 2005

Net loss from continuing operations, as reported	$(2,195)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(798)

Pro forma net loss, from continuing operations	$(2,993)

Net loss, from discontinuing operations as reported	$(1,250)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-

Pro forma net loss, from discontinuing operations	$(1,250)

Net loss, as reported	$(3,445)

Pro forma net loss	$(4,243)

Basic and diluted loss per share as reported:

Basic from continuing - as reported	$(0.17)

Diluted from continuing - as reported	$(0.17)

Basic from discontinuing - as reported	$(0.09)

Diluted from discontinuing - as reported	$(0.09)

Basic - as reported	$(0.26)

Diluted - as reported	$(0.26)

Basic from continuing - pro forma	$(0.23)

Diluted from continuing - pro forma	$(0.23)

Basic from discontinuing - pro forma	$(0.09)

Diluted from discontinuing - pro forma	$(0.09)

Basic - pro forma	$(0.32)

Diluted - pro forma	$(0.32)

F – 19

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

Severance pay expense amounted to $ 379, $ 355 and $ 446 for the years ended December 31, 2005, 2006 and 2007, respectively.

	s.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but no more than $ 15.5 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company makes a matching contribution up to 25% over a vesting period of 5 years.

	t.	Fair value of financial instruments:

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

F – 20

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Treasury Shares:

During past years, the Company repurchased certain of its ordinary shares on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders’ equity.

When Treasury shares are reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board No. 6, “Status of Accounting Research Bulletins” (“APB No. 6”) and charges the excess of the purchase cost over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on FIFO method. In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

	v.	Impact of recently issued accounting standards:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 amends SFAS No. 157 to delay the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, FSP 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 will have any material effect on its consolidated financial statements.

F – 21

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, (“SFAS 141R”). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company executes will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. The Company is still assessing the impact of this standard on its future consolidated financial statements.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R). Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company is currently assessing the potential impact that the adoption of SAB 110 could have on its financial statements.

NOTE 3: –	MARKETABLE SECURITIES

	December 31,

	2006				2007

	Amortized cost	Gross unrealized Gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Available-for-sale:
Government and corporate debt	$15,650	$909	$-	$16,559	$1,340	$217	$-	$1,557
Government and corporate structured notes *)	28,911	-	(1,248)	27,663	6,868	49	-	6,917

Total securities	$44,561	$909	$(1,248)	$44,222	$8,208	$266	$-	$8,474

*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

F – 22

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: –	MARKETABLE SECURITIES (Cont.)

Realized gains on sales of available-for-sale securities totaled $ 36, $ 10 and $ 733 in 2005, 2006 and 2007, respectively (Note 16c). Realized losses on sales of available-for-sale securities totaled $ 0, $ 42 and $ 523 in 2005, 2006 and 2007, respectively (Note 16c). The net adjustment to unrealized holding gains (losses) on available-for-sale securities, included as a separate component of shareholders’ equity - “Accumulated other comprehensive gains (losses)”, amounted to $ (3,056), $ 1,566 and $ 605 in 2005, 2006 and 2007, respectively. As of December 31, 2006 and 2007, the amount of other comprehensive gains (losses) is composed of unrealized gains (losses), net.

Included in the Company’s investments are structured notes with an estimated fair value of approximately $ 27,663 and $ 6,917 as of December 31, 2006 and 2007, respectively. Such investments are used by management to enhance yields, diversify the investments, and manage the Company’s exposure to interest rate fluctuations. The notes were acquired from several banks and were categorized as available-for-sale. The notes bear interest based upon the rate of the 6 months LIBOR.

During the first quarter of 2008, the Company realized its entire investment in corporate bonds and structured notes.

	December 31, 2006		December 31, 2007

	Amortized cost	Fair value	Amortized cost	Fair value

Available-for-sale securities:
Matures in one year	$993	$1,006	$-	$-
Matures from 1 to 5 years	11,581	12,370	1,340	1,557
Matures from 6 to 10 years	31,987	30,846	6,868	6,917

Total	$44,561	$44,222	$8,208	$8,474

NOTE 4: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2006	2007

Employees	$6	$22
Government authorities	148	597
Prepaid expenses	275	243
Interest receivable	343	344
Others	-	281

	$772	$1,487

F – 23

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: –	INVENTORIES

	December 31,

	2006	2007

Raw materials and components	$1,283	$1,800
Work in progress	362	128
Finished goods	2,502	3,393

	$4,147	$5,321

NOTE 6: –	INVESTMENTS IN COMPANIES

a.

In November 2000, the Company signed an agreement with a privately held company, Mobixell Network, Inc. (“Mobixell”), according to which the Company has licensed Mobixell to use certain of its MPEG-4 technologies.

As of December 31, 2007, the outstanding balance of $ 700 represents the investment in Mobixell. As of December 31, 2006, the Company holds approximately 5.38% of Mobixell’s equity. The investment is treated on the basis of the cost method.

b.

In July 2001, the Company, invested $ 250 in a privately held company, V.Box Communication Ltd. (“V. Box”). The investment was made by way of a loan against a note that can be converted into ordinary shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent of the Company and the other investor of V. Box. The loan does not bear interest. Through December 31, 2007, the Company invested an additional $ 2,322 in V. Box in respect of additional convertible notes, During 2007, the Company invested additional $ 325 by the way of a promissory note bearing no interest and no linkage differentials. Such additional amounts will be repaid only out of proceeds received by V.Box on account of sale of all or substantially all of the assets of V.Box or a specific line of products and/or upon the occurrence of an event of default, including among others, insolvency or bankruptcy of V.Box, appointment of a receiver or a liquidator to V.Box and exercise of any liens on all or substantially all of V.Box’ assets. As described above, in case of conversion, the Company will hold approximately 34% of V. Box ordinary shares.

The Company recorded impairment losses in the amount of $ 622, $ 173 and $ 325 in the years ended December 31, 2005, 2006 and 2007, respectively, which are included in the statement of operations under other expenses (income), net.

c.

In January 2007, the Company purchased 3,035,223 ordinary shares of Scopus, representing approximately 23% of Scopus issued share capital, from Koor Corporate Venture Capital and Koor Industries Ltd. at an aggregate purchase price of approximately $ 15,935. In August 2007, the company has completed a tender offer process and purchased on the market additional 690,000 ordinary shares of Scopus, representing approximately 5% of Scopus then issued share capital, at an aggregate purchase price of $ 3,968.

F – 24

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: –	INVESTMENTS IN COMPANIES (Cont.)

The company accounted for the investment in accordance with the provision of APB 18, and as the Company has the ability to exercise significant influence over Scopus, the equity method of accounting was applied. As such, the purchase price has been allocated to the assets acquired and the liability assumed based on their fair value at the dates of acquisition. The fair values of the identified assets were established based on an independent valuation study performed by a third-party specialist. The excess of the purchase price over the fair value of the net tangible and intangible assets acquired has been recorded as goodwill totaling approximately $ 1,023. For the year ended December 31, 2007, the Company recorded its share of Scopus loss as well as amortization of tangible and intangible assets acquired, amounting to $ 2,769.

The following summarizes information of Scopus:

December 31, 2007

Current assets	$57,881
Non current assets	3,788
Current liabilities	(17,405)
Non current liabilities	(1,945)

Year ended December 31, 2007

Revenues	$57,477
Gross profit	27,576
Net loss	(2,777)

NOTE 7: –	PROPERTY AND EQUIPMENT

	December 31,

	2006	2007

Cost:
Computers and peripheral equipment	$9,990	$11,150
Office furniture and equipment	352	364
Motor vehicles	19	5
Leasehold improvements	831	851

	11,192	12,370
Accumulated depreciation	9,492	10,679

Depreciated cost	$1,700	$1,691

As for charges, see Note 10d.

Depreciation expenses amounted to $ 1,049, $ 1,106 and $ 1,244 for the years ended December 31, 2005, 2006 and 2007, respectively.

F – 25

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2006	2007

Employees and payroll accruals	$1,666	$1,679
Royalties (see Note 10b)	1,656	1,774
Accrued expenses	2,471	1,659
Others	1,059	776

	$6,852	$5,888

NOTE 9: –	SHORT-TERM BANK CREDIT LINE

As of December 31, 2006 and 2007, the Company and its subsidiary had authorized lines of credit in the amount of $ 13,228 and $ 7,510, respectively, out of which $ 828 and $ 910, respectively, are linked to the NIS and bear an annual bank interest rate of Prime plus 1%-1.25%, and $ 12,400 and $ 6,600, respectively, bear an annual interest rate of LIBOR plus 0.5%-0.65%. An amount of approximately $ 6,900 is secured by marketable securities of the Company and its subsidiary.

The Company and its subsidiary had an utilized line of credit in the amount of $ 3,636 and $ 634 as of December 31, 2006 and 2007, respectively (there is no material fee for the unused portion of the line of credit).

NOTE 10: –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The Company and its subsidiary’s facilities and motor vehicles are leased under several operating lease agreements for periods ending in 2010.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2008	$1,283
2009	1,084
2010	949

$3,316

As of December 31, 2007, the Company and its subsidiary provided long-term deposits amounting to $ 318 as collateral, in accordance with the lease agreements.

Rent expenses amounted to $ 804, $ 607 and $ 567 for the years ended December 31, 2005, 2006 and 2007, respectively. Motor vehicle leasing expenses for the years ended December 31, 2005, 2006 and 2007, were $ 438, $ 505 and $ 549, respectively.

F – 26

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

Through December 31, 2007, the Company has paid or accrued royalties to the OCS in the amount of $ 3,800, which was recorded under cost of revenues. As of December 31, 2007, the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $ 3,183 plus interest.

	c.	Guarantees:

As of December 31, 2007, the Company has obtained bank guarantees in favor of a lessor and the Israeli Chambers of Commerce totaling $ 228.

	d.	Assets pledged as collateral:

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

	e.	Legal claim and contingent liabilities:

On September 13, 2005 the Company received a lawsuit filed by Vsoft Ltd. (“Vsoft”), a company that is undergoing liquidation proceedings. Vsoft argues that Optibase failed to act in good faith during 2002 negotiations regarding a potential purchase of a controlling interest in Vsoft, which led to Vsoft’s entering into liquidation proceedings. Vsoft has demanded damages in the amount of $ 2,129 as well as the reimbursement of expenses, legal fees and applicable VAT. Based on facts known to Company’s management and based on its legal advisors, it was deemed that such claim is without merit.

From time to time, the Company is a party to claims arising in the ordinary course of its business operations. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters, if any, will have a material adverse impact on the Company’s financial condition, results of operations or cash flows.

F – 27

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –   OTHER EXPENSES, NET

	Year ended December 31,

	2005	2006	2007

Impairment losses of V.Box	$(622)	$(173)	$(325)

Other income (Loss)	-	2	(2)

	$(622)	$(171)	$(327)

NOTE 12: –	TAXES ON INCOME

	a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decreased in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

	c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of an “Approved Enterprise” under the law, for five separate investment programs, which were approved in February 1991, January 1994, April 1998, May 2000 and January 2005. The Company completed its investments according to its first, second, third, forth and fifth programs on November 30, 1994, July 1, 1995, December 31, 1999, October 2004 and December 2005, respectively.

According to the provisions of the law, the Company has elected the “Alternative Package of Benefits” - waiver of grants in return for tax benefits.

F – 28

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

According to the provisions of the law, income derived from the “Approved Enterprise” programs, under the “ Alternative Package of Benefits”, will be tax-exempt for a period of two years, commencing with the year in which the Company first earns taxable income and subject to corporate taxes at the reduced tax rate of 10%-25%, for an additional period of five to eight years (depending on the percentage of foreign investor ownership in the Company).

The law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

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

The tax benefits available to an approved enterprise are contingent upon the Company’s fulfillment of the conditions stipulated in the Law, regulations published hereunder and the criteria set forth in the specific certificates of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2007 management believes that the Company is meeting all of the aforementioned conditions.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed certain provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise”, such as provisions generally requiring that at least 25% of the “Beneficiary Enterprise” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies, that elect tax benefits under the “Alternative package of benefits”, no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing “Approved Enterprise” will generally not be subject to the provisions of the Amendment.

Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits; such income will be taxable at the regular Israeli corporate tax rate.

Since the company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates.

F – 29

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

	d.	Tax assessments:

The Company has final tax assessments through the tax year 2001.

On December 27, 2007, the Company received from the Israeli Tax Authorities a Tax Assessment (the “Assessment”) based upon “best judgment” for the years 2002-2003. According to the Assessment, the Tax Authorities reduced the Company’s losses for tax purposes, for those years and imposed a tax obligation of approximately NIS 1,000 thousand (approximately $ 285). The Company has reservations with respect to various parts of such Assessment and filed an appeal with the Israeli Tax Authorities.

On May 28, 2008, the Company received from the Israeli Tax Authorities a Tax Assessment (the “Second Assessment”) based upon “best judgment” for the years 2004-2005. In the Second Assessment, the Tax Authorities reduced the Company’s losses for tax purposes, for those years and imposed a tax obligation of approximately NIS 669 thousand (approximately $ 190). The Company has reservations with respect to various parts of the Second Assessment and intends to file an appeal with the Israeli Tax Authorities.

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

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

		1)	Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

		2)	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

		3)	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

		4)	Accelerated depreciation rates on equipment and buildings.

		5)	Expenses related to a public offering on the Tel-Aviv stock exchange and as of January 2003, on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

F – 30

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date of commencing operations and the number of work shifts. An industrial company owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary’s deferred tax assets are as follows:

	December 31,

	2006	2007

Operating loss carry forward	$15,536	$16,773
Reserves and allowances	9,364	8,730

Net deferred tax asset before valuation allowance	24,900	25,503
Valuation allowance	(24,900)	(25,358)

Net deferred tax asset	$-	$145

The Company and its subsidiary have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that, since the Company and its subsidiary have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. During 2007, the Company and its subsidiary increased the valuation allowance by approximately $ 458

g.	Net operating losses carryforward:

Through December 31, 2007, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $ 38,918 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2007, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $ 16,615 that can be carried forward and offset against taxable income for 20 years, no later than 2008 to 2023. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

F – 31

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,

	2005	2006	2007

Loss before taxes as reported	$(2,195)	$(3,135)	$(4,301)

Theoretical tax benefit computed at the statutory rate (34%, 31% and 29% for the years 2005, 2006 and 2007, respectively)	$(746)	$(971)	$(1,247)
Tax adjustments in respect of currency translation	283	(303)	(71)
Income and other items for which a valuation allowance was provided	302	1,025	895
Current adjustment of FIN 48	-	-	73
Other non-deductible expenses	161	249	423

Income tax expense	$-	$-	$73

i.	Loss before taxes on income consists of the following:

	Year ended December 31,

	2005	2006	2007

Domestic	$(2,072)	$(4,727)	$(4,135)
Foreign	(1,373)	1,607	(166)

	$(3,445)	$(3,120)	$(4,301)

F – 32

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

j.

The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007, the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007 there was no material difference between the provisions under SFAS 109 and FIN 48, therefore there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

December 31, 2007

Gross unrecognized tax benefits at January 1, 2007	$-
Adoption of FIN 48	145
Increase in tax positions for prior year	73

Gross unrecognized tax benefits at December 31, 2007	$218

The Company conducts business globally and, as a result, the Company or its subsidiary files income tax returns in the U.S. federal jurisdiction and various states. In the normal course of business, the Company is subject to examination by taxing authorities such as Israel and the United States. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2003 and is no longer to Israeli examinations for years before 2001.

F – 33

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

	2.	The Company’s share capital consist of 13,473,868 and 13,641,257 issued and outstanding ordinary shares, as of December 31, 2006 and 2007, respectively.

b.	Stock options:

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

The total amount of options available for future grants as of December 31, 2007 was 1,466,649.

F – 34

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity, and related information, is as follows:

	Year ended December 31

	2005		2006		2007

	Amount	Weighted Average Exercise price	Amount	Weighted average exercise price	Amount	Weighted Average Exercise price

Outstanding at the beginning of the year	3,270,556	$5.59	3,235,705	$5.69	2,209,922	$5.66
Granted	620,250	$5.39	70,500	$3.26	210,000	$3.72
Exercised	(147,013)	$2.83	(186,764)	$2.65	(86,892)	$2.55
Forfeited	(508,088)	$5.22	(909,519)	$6.33	(377,904)	$13

Outstanding at the end of the year	3,235,705	$5.69	2,209,922	$5.66	1,955,126	$4.19

Exercisable options at the end of the year	1,858,733	$6.3	1,672,764	$5.88	1,725,942	$4.08

Options vested and expected to vest at end of year					1,943,667	$4.18

Weighted average fair value of options granted during the year		$2.47		$1.65		$1.94

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fiscal year 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company’s stock. The total intrinsic value of options outstanding at December 31, 2007 was $ 891. The total intrinsic value of exercisable options at the end of the year was approximately $ 911. The total intrinsic value of options vested and expected to vest at December 31, 2007 was approximately $ 862. The total intrinsic value of options exercised during the year ended December 31, 2007 was approximately $ 890.

As of December 31, 2007, there was $ 376 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a period of up to 3 years.

F – 35

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2007, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2007	Weighted average number of years remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price

$2 - $ 2.09	5,000	1.7	$2.05	5,000	$2.05
$2.38 - $ 3.25	726,140	2.15	$2.61	681,140	$2.57
$3.72 - $ 4.9	239,500	6.19	$3.81	233,612	$3.79
$5.04 - $ 5.93	805,486	3.33	$5.32	667,190	$5.32
$6 - $ 6.638	179,000	3.75	$6.05	139,000	$6.07

	1,955,126	3.28	$4.19	1,725,942	$4.08

c.	Nonvested shares:

In May 2006, the Board of Directors approved the adoption of the 2006 Israeli Incentive Compensation Plan (the “2006 Plan”). The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. The Company currently uses the 2006 Plan for the grant of restricted shares only. The restricted shares are granted at no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. The original number of ordinary shares available for grant under the 2006 Plan was 300,000 Shares and as of December 31, 2007 s an aggregate of 153,950 ordinary shares has been reserved for issuance under the 2006 Plan.

A summary of the status of the entity’s nonvested shares as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2006	-	$

Granted	164,200		$3.38
Vested	-		$-
Forfeited	(2,500)		$3.38

Non-vested at December 31, 2006	161,700		$3.38

Granted	13,750		$3.95
Vested	(76,900)		$3.38
Forfeited	(21,900)		$3.38

Non-vested at December 31, 2007	76,650		$3.48

F – 36

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2007, there was $ 90 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a period of up to 2 years.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the year ended December 31, 2007, was comprised as follows:

	Year ended December 31,

	2006	2007

Cost of goods sold	$93	$133
Research and development	268	308
Selling and marketing	266	332
General and administrative	87	240

Total equity-based compensation expense before taxes	$714	$1,013

Net equity-based compensation expense, per ordinary share:
Basic and diluted	$0.05	$0.07

d.	Warrants to consultants:

In June 2004, the Company has committed to grant warrants, in four equal installments, to consultants to purchase 85,000 ordinary shares of the Company at an exercise price of $ 4.97 per share. The warrants expired after 20 months. During 2004 and 2005, the Company issued 42,500 and 42,500 warrants under the 1999 Plans and recorded compensation expenses in the amount of $ 77 and $ 73, respectively. The Company had accounted for the warrants under the fair value method in accordance with SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

F – 37

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

The following presents total revenues for the years ended December 31, 2005, 2006 and 2007 and long-lived assets as of December 31, 2005, 2006 and 2007.

	Year ended December 31,

	2005		2006		2007

	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived Assets

Israel	$1,696	$1,677	$2,113	$1,767	$1,186	$1,823
North America	9,681	129	8,168	288	10,813	186
Europe	4,568	-	3,210	-	7,228	-
Far East (excluding Japan)	2,047	-	3,501	-	3,309	-
Japan	1,229	-	843	-	167	-
Other	122	-	142	-	274	-

	$19,343	$1,806	$17,977	$2,055	$22,977	$2,009

	*)	Revenues are attributed to countries based on end-customer location.

b.	Total revenues from external customers per product line are divided as follows:

	Year ended December 31,

	2005	2006	2007

Video technologies	$15,316	$12,060	$8,923
IPTV	4,027	5,917	14,054

	$19,343	$17,977	$22,977

At the year ended December 2007, the Company has one major customer whose revenues were approximately 13.6% from the total revenues.

F – 38

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: –	RELATED PARTY TRANSACTIONS-

The Company has signed sublease and distribution agreements with V. Box through December 31, 2005. From January 2006 through December 2007, the company charged V. Box on quarterly basis, according to the sublease agreement.

The balances with and the revenues derived from related party were as follows:

		December 31,

		2006	2007

a.	Balances with related party:

	Trade receivables:
	V. Box	$-	$15

		Year ended December 31,

		2005	2006	2007

b.	Revenues from related party:

	V. Box	$253	$101	$9

	Sublease payment received from related
c.	party:

	V. Box	$52	$54	$50

d.	Purchases from related party:

	Scopus	$-	$-	$99
	V. Box	$270	$280	$213

See also Note 6.

F – 39

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16: –	SELECTED STATEMENT OF OPERATIONS DATA

	a.	Research and development, net:

			Year ended December 31,

			2005	2006	2007

		Total research and development costs	$6,067	$6,059	$7,143
		Less - grants and participation	(2,066)	(1,851)	(1,781)

			$4,001	$4,208	$5,362

	b.	Allowance for doubtful accounts:

		Balance at beginning of year	$573	$307	$313
		Increase (decrease) during the year	(12)	78	56
		Write-off of bad debts	(254)	(72)	(2)

		Balance at the end of year	$307	$313	$367

	c.	Financial income:

		Financial income (expenses):
		Interest	$2,456	$1,602	$804
		Realized gains on sale of available-for-sale marketable securities	36	10	733

			2,492	1,612	1,537

		Financial expenses:
		Interest	(200)	(164)	(359)
		Foreign currency translation adjustments	(279)	(1)	(104)
		Realized losses on sale of available-for-sale marketable securities	-	(42)	(523)
		Impairment of marketable securities	(430)	-	(582)

			(909)	(207)	(1,568)

			$1,583	$1,405	$(31)

F – 40

OPTIBASE LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: –	SELECTED STATEMENT OF OPERATIONS DATA (Cont.)

	d.	Net earnings (loss) per share:

		The following table sets forth the computation of basic and diluted net earnings (loss) per share from continuing operations:

			Year ended December 31,

			2005	2006	2007

		Numerator for basic and diluted net earnings (loss) per share:
		Loss from continuing operations	$(1,374)	$(3,135)	$(7,143)

		Income (loss) from discontinued operations	$(2,071)	$15	$(30)

		Net loss available to ordinary shareholders	$(3,445)	$(3,120)	$(7,173)

		Denominator:
		Denominator for basic net loss per share-weighted average number of ordinary shares (in thousands)	13,188	13,431	13,602

		Effect of dilutive securities:
		Employee stock options (in thousands)	*) -	*) -	*) -

		Denominator for diluted net loss per share - adjusted weighted average number of shares (in thousands)	13,188	13,431	13,602

		*) Antidilutive.

NOTE 17: –	SUBSEQUENT EVENTS (UNAUDITED)

In June 2008, Company issued 2,816,901 ordinary shares in a private placement to its President, Chief Executive Officer Executive and Chairman of the Board of Directors in consideration for $5,000. The closing occurred on June 18, 2008.

F – 41

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
V.Box Communication Ltd.

We have audited the accompanying balance sheet of V.Box Communication Ltd. (“the Company”) as of December 31, 2007, and the related statement of operations, changes in shareholders’ deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

The Company’s financial statements as of December 31, 2006 and for year then ended, were audited by other auditors whose report dated June 19, 2007 expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company has incurred recurring operating losses and has a negative cash flow from operating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Brightman Almagor Zohar & Co. —————————————— Brightman Almagor Zohar & Co. Certified Public Accountants

Tel Aviv, Israel
June 26, 2008

SCOPUS VIDEO NETWORKS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

(In thousands of U.S. dollars)

SCOPUS VIDEO NETWORKS LTD.

Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Scopus Video Networks Ltd.

We have audited the accompanying consolidated balance sheets of Scopus Video Networks Ltd. and its subsidiary (“the Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scopus Video Networks Ltd. and its subsidiary as of December 31, 2007 and 2006, and the results of its operations, and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
April 14, 2008

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	December 31
	2 0 0 7	2 0 0 6

ASSETS
Current assets
Cash and cash equivalents	$23,090	$29,950
Short-term deposits	7,227	-
Marketable securities	5,230	-
Trade accounts receivable (net of allowance for doubtful
accounts of $152 and $428, respectively)	12,409	10,268
Inventories (Note 3)	7,774	11,727
Other receivables and current assets (Note 4)	2,151	1,015

	57,881	52,960

Fixed assets, net (Note 5)	3,453	2,928

Deposits in general severance fund (Note 8(2))	230	204

Other assets (Note 6)	105	72

	$61,669	$56,164

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$6,221	$5,738
Other payables and current liabilities (Note 7)	11,184	7,246

	17,405	12,984

Liabilities for vacation and severance pay (Note 8)	1,945	1,661

Commitments and contingent liabilities (Note 9)
Shareholders' equity (Note 11)
Ordinary shares, NIS 1.4 par value; authorized
66,071,428 shares at December 31,
2007 and 2006; issued and outstanding 13,926,907
and 13,358,333 shares at December 31, 2007 and 2006,
respectively	4,517	4,322
Additional paid-in-capital	77,428	74,118
Other comprehensive income	72	-
Accumulated deficit	(39,698)	(36,921)

	42,319	41,519

	$61,669	$56,164

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Revenues	$57,477	$47,272	$44,791

Cost of revenues	29,901	24,274	22,593

Gross profit	27,576	22,998	22,198

Research and development expenses,
net of participation by OCS of $2,345
$1,680 and $1,865, respectively	10,675	10,240	10,124

Sales and marketing expenses	15,601	12,602	13,191

General and administrative expenses	5,692	4,876	3,024

Operating loss	(4,392)	(4,720)	(4,141)

Financing income, net	1,673	963	346

Loss before income taxes	(2,719)	(3,757)	(3,795)

Income tax expense (Note 13)	(58)	(35)	(55)

Net loss for the year	$(2,777)	$(3,792)	$(3,850)

Net loss	$(2,777)	$(3,792)	$(3,850)

Dividend on preferred shares (Note 11A(2)a)	-	-	(1,285)

Net loss attributable to ordinary shares	$(2,777)	$(3,792)	$(5,135)

Basic and diluted net loss per ordinary share (Note 14)	$(0.20)	$(0.29)	$(1.60)

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except share and per share data)

	Ordinary Shares	Series A Preferred shares	Series B Preferred shares	Additional paid-in capital	Other comprehensive income from derivatives	Deferred Stock-based compensation	Accumulated deficit	Total

Balance - January 1, 2005	$1,078	$696	$1,210	$44,477	$-	$-	$(29,279)	$18,182
Exercise of share options	4	-	-	29	-	-	-	33
Stock-based compensation - grant of share options to employees	-	-	-	1,235	-	(1,235)	-	-
Amortization of deferred stock-based compensation	-	-	-	-	-	158	-	158
Conversion of preferred shares into ordinary shares	1,783	(696)	(1,210)	123	-	-	-	-
Proceeds from issuance of ordinary shares to the public	1,376	-	-	27,919	-	-	-	29,295
Cost related to issuance of ordinary shares to the public	-	-	-	(1,207)	-	135	-	(1,072)
Net loss for the year	-	-	-	-	-	-	(3,850)	(3,850)

Balance - December 31, 2005	$4,241	$-	$-	$72,576	$-	$(942)	$(33,129)	$42,746
Exercise of share options	81	-	-	634	-	-	-	715
Initial adoption of SFAS 123R	-	-	-	(942)	-	942	-	-
Amortization of deferred stock-based compensation	-	-	-	1,881	-	-	-	1,881
Cost related to issuance of ordinary shares to the public	-	-	-	(31)	-	-	-	(31)
Net loss for the year	-	-	-	-	-	-	(3,792)	(3,792)

Balance - December 31, 2006	$4,322	$-	$-	$74,118	$-	$-	$(36,921)	$41,519
Exercise of share options	195	-	-	1,437	-	-	-	1,632
Amortization of deferred stock-based compensation	-	-	-	1,873	-	-	-	1,873
Accumulated gain from derivatives	-	-	-	-	72	-	-	72
Net loss for the year	-	-	-	-	-	-	(2,777)	(2,777)

Balance - December 31, 2007	$4,517	$-	$-	$77,428	$72	$-	$(39,698)	$42,319

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Cash Flows - Operating Activities
Net loss for the year	$(2,777)	$(3,792)	$(3,850)
Depreciation	1,198	1,038	975
Increase (Decrease) in severance pay liability, net	204	(26)	(62)
Increase in vacation pay liability	235	81	52
Amortization of deferred stock-based compensation	1,873	1,881	158
Decrease (increase) in trade accounts receivable, net	(2,141)	1,241	(3,743)
Decrease (Increase) in inventories	3,952	(3,275)	(1,825)
Decrease (increase) in other receivables and current assets	(1,064)	438	139
Decrease (increase) in other assets	(33)	33	(17)
Increase in trade accounts payable	483	245	506
Increase (decrease) in other payables and current liabilities	3,758	(675)	1,422

Net cash provided by (used in) operating activities	5,687	(2,811)	(6,245)

Cash Flows - Investing Activities
Increase in short-term deposits	(7,227)	-	-
Increase in marketable securities	(5,230)	-	-
Purchase of fixed assets	(1,734)	(1,567)	(1,159)
Proceeds from disposal of fixed assets	12	-	1

Net cash used in investing activities	(14,179)	(1,567)	(1,158)

Cash Flows - Financing Activities
Proceeds from exercise of options	1,632	715	33
Issuance of ordinary shares to the public	-	-	29,295
Cost of Issuance of ordinary shares to the public	-	(31)	(854)
Repayment of long-term liabilities	-	-	(32)

Net cash provided by financing activities	1,632	684	28,442

Increase (decrease) in cash and cash equivalents	(6,860)	(3,694)	21,039
Cash and cash equivalents at beginning of the year	29,950	33,644	12,605

Cash and cash equivalents at end of the year	$23,090	$29,950	$33,644

Supplemental information:
Interest paid in cash	$-	$2	$16

Taxes paid in cash	$11	$49	$42

Non cash transactions:
Issuance costs of initial public offering	$-	$-	$218

The accompanying notes are an integral part of the consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 1 – GENERAL

Scopus Video Networks Ltd., an Israeli corporation, and its wholly – owned subsidiary in the United States of America, Scopus Video Networks Inc. (“SVNI”), (together “the Company”) provide digital video networking platforms that allow network operators and content providers to transmit, process and manage digital video content. The Company operates in one operating and reporting segment.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in the United States of America.

A.	Functional currency and translation in foreign currencies

The currency of the primary economic environment in which the Company operates is the U.S. dollar (“dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are included in net financing income as they arise.

B.	Principles of consolidation

The consolidated financial statements include the financial statements of Scopus Video Networks Ltd. and SVNI, after elimination of material inter-company transactions and balances.

C.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

D.	Cash and cash equivalents

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing time deposits) with maturity dates not exceeding three months from the date of deposit.

E.	Short term Deposits

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at their cost and include accrued interest.

F.	Marketable securities

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable securities are classified as trading securities. The securities are stated at fair value, with unrealized gains and losses recorded as financing income or expense.

G.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed, for specific accounts, which, in management’s estimate, are doubtful of collection.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and finished products purchased from third parties on the basis of moving average cost per unit. Cost is determined for work in process and finished products on the basis of standard cost, which approximates actual production cost. The Company assesses on a quarterly basis the value of its inventory and determines whether it needs to record an inventory write-down. The Company also assesses its inventories for obsolescence based on historical consumption and assumptions about future demand and market conditions.

Finished products used for demonstration purposes are amortized over the period on which the products are under demonstration (generally, six months).

Abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) are recognized as current-period charges. In addition, allocation of fixed production overheads to the costs of conversion are based on the normal capacity of the production facilities.

I.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets, as follows:

Years

Office equipment and furniture	4-10
Machinery, hardware and equipment	3-5
Software	3-4
Leasehold improvements	3-10

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining term of the lease (including the period of renewal options that on management estimation it is probable that the Company will exercise).

J.	Impairment of assets

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment charge would be recognized, and the long-lived assets would be impaired to their estimated fair values, in the event that the sum of the expected undiscounted future cash flows associated with the long-lived assets is less than the carrying amount of such assets.

K.	Revenue recognition

(1)	The Company recognizes revenues from products upon delivery in accordance with SAB 101, as amended by SAB 104, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or system is material and specified by the customer, revenue is deferred until all material acceptance criteria are met. In instances in which the Company enters into transactions that represent multiple-deliverable arrangements with elements including products, maintenance, installation or training, the Company implements the guidance of EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), according to which multiple-deliverable arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple- deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

■	The delivered item has value to the client on a stand-alone basis.

■	There is an objective and reliable evidence of the fair value of the undelivered items.

■	If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Revenue recognition (cont.)

If not all of these criteria are met, then revenue is deferred until such criteria are met or until the last undelivered element is delivered, unless the undelivered element is considered inconsequential or perfunctory. If there is an objective and reliable evidence of fair value for all units of accounting in a multi-deliverable arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. However, in cases in which there is an objective and reliable evidence for the fair value of the undelivered items in the arrangements but no such evidence for the delivered items, the Company uses the residual method to allocate the arrangement consideration.

The Company’s business arrangements include licensing of management system software. Since this software component is considered incidental to the arrangement as a whole, the Company does not apply the accounting guidance prescribed in SOP 97-2 “Software Revenue Recognition”.

(2)	Service revenues from product maintenance agreements are recognized ratably over the service period. Service revenues from installation and training are recognized when the service is rendered.

(3)	Revenue from long-term contracts is recognized in accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” under the percentage-of-completion method on the basis of actual costs incurred relative to total expected costs under the contract. Revisions in estimates of costs to be invested are reflected in the accounting period in which the circumstances that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are deferred and recorded as advance payments from customers. Related contract costs include all direct material and labor costs and the related indirect costs, and are included in costs of sales in the consolidated statements of operations.

(4)	An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

L.	Research and development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against these costs.

The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

M.	Derivative financial instruments

SFAS 133 requires that all derivatives be recorded in the financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations unless designated as hedging item in a cash flows hedge at which time changes are classified in other comprehensive income, to the extent effective. The Company, from time to time, enters into foreign exchange agreements (mainly forward contracts and options) to reduce the overall exposure of currency exchange rate fluctuations on non-dollar projected cash flows. Gains and losses resulting from changes in the fair values of derivative instruments are recorded in other comprehensive income as a separate component of shareholders equity, if and only if all the criteria of hedging accounting as set in SFAS 133 are met. Gains and losses resulting from changes in the fair values of derivative instruments for non-hedging purpose are recorded as financing income or expense.

N.	Provision for warranty

The warranty provision is computed on the basis of past experience as well as management estimates.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Income taxes

(1)	Income taxes are computed in accordance with SFAS 109 (“Accounting for Income Taxes”) of the FASB. Accordingly, deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carry-forwards for tax losses and deductions. Deferred taxes are computed at enacted tax rates expected to be in effect when such temporary differences are realized, as they are known as of the balance sheet date. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

(2)	The Company has sustained losses both for financial reporting and tax reporting purposes. Accordingly, it is not considered more-likely-than-not that the Company will be able to realize net deferred tax assets, which have arisen as a result of its carry-forward losses and net benefits arising from temporary differences. Therefore, the Company has recorded a valuation allowance for the full amount of such benefits.

P.	Net loss per ordinary share

Basic and diluted net losses per ordinary share have been computed in accordance with SFAS 128 “Earnings per Share” based on the weighted average number of ordinary shares outstanding.

All outstanding stock options have been excluded from the calculation of the diluted loss per share since their effect is anti-dilutive.

Q.	Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 123 (SFAS 123R), “Share-Based Payment,”which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period.

Under SFAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of SFAS 123R on January 1, 2006, the first day of the Company’s fiscal year 2006, using a modified prospective application, which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new awards and to awards that were outstanding on the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date are recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS 123).

For purposes of estimating fair value in accordance with SFAS 123R, the Company utilized the Black-Scholes option-pricing model.

In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on SFAS 123R, including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Stock-based compensation (cont.)

The following assumptions were utilized in such calculations for the years ended December 31, 2007 and 2006 (all in weighted averages):

	Year ended December 31, 2007	Year ended December 31, 2006

Risk free interest rate	4.17% - 4.66%	4.39%
Post vesting forfeiture rate	8%	9.30%
Volatility	46.54% - 49.34%	67.52%
Dividend yield	None	None

Total estimated share-based compensation expense, related to all of the Company's share-based awards, recognized for the years ended December 31, 2007 and 2006, was comprised as follows:

	Year ended December 31, 2007	Year ended December 31, 2006

Cost of revenues	101	58
Research and development expenses	192	144
Sales and marketing expenses	276	149
General and administrative expenses	1,304	1,530

Total Share-based compensation expense	$1,873	$1,881

Prior to adopting the provisions of SFAS 123R, the Company recorded estimated compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion 25 (APB 25), “Accounting for Stock Issued to Employees” and provided the required pro forma disclosures of SFAS 123.

For purposes of pro forma disclosures under SFAS 123 and 148 for the year ended December 31, 2005, the estimated fair value of the stock options was assumed to be amortized to expense over the stock options’ vesting periods. The pro forma effects of recognizing estimated compensation expense under the fair value method on net income and earnings per common share for the year ended December 31, 2005 was as follows:

Year ended December 31
2005

Net loss for the year as reported	$(3,850)
Adjustments:
Add:
Stock-based compensation expense
determined under the intrinsic value method	158
Deduct:
Stock-based compensation expense
determined under the fair value method	(1,055)

Pro forma net loss for the year	$(4,747)

Basic and diluted net loss per ordinary share
- as reported	$(1.60)

Basic and diluted net loss per ordinary share
- pro forma	$(1.88)

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Stock-based compensation (cont.)

The pro forma effects of estimated share-based compensation expense on loss and loss per ordinary share for the year ended December 31, 2005 estimated at the date of grant using the Black & Scholes option-pricing model based on the following assumptions (annualized percentages):

Year ended December 31,
2005

Volatility	0.00%
Risk-free interest rate	4.10%
Dividend yield	None
Expected life (years)	10

R.	Recently issued accounting pronouncements

(1)	SFAS No.157 "Fair Value Measurements"

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company does not expect the adoption of FASB No. 157 to have a material impact on its consolidated financial statements.

(2)	SFAS No.159 "Fair Value Option for Financial Assets and Financial Liabilities–Including”

In February 2007, the FASB issued FASB No. 159, The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FASB No. 159 are elective; however, the amendment to FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by FASB No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FASB No. 159 to have a material impact on its consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Recently issued accounting pronouncements (cont.)

(3)	SFAS No.141 "Business Combinations"

In December 2007, the FASB issued FASB 141(R), “Business Combinations” of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. The new standard requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The Company does not expect the adoption of FASB No. 141(R) to have a material impact on its consolidated financial statements.

S.	Initial adoption of new standards:

FIN No .48 "Accounting for Uncertainty in income Taxes"

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in 2007. The adoption of FIN 48 did not have a material impact on its consolidated results of operations and financial condition.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 3 – INVENTORIES

	December 31,
	2 0 0 7	2 0 0 6

Raw materials	$5,732	$7,944
Finished products	1,794	3,491
Finished products used for demonstration purposes	248	292

	$7,774	$11,727

In the years ended December 31, 2007, 2006 and 2005, the Company wrote down inventories in the amounts of $1,197, $705 and $499, respectively.

NOTE 4 – OTHER RECEIVABLES AND CURRENT ASSETS

	December 31,
	2 0 0 7	2 0 0 6

Government institutions	$1,498	$424
Advances to suppliers	84	69
Prepaid expenses	534	477
Other	35	45

	$2,151	$1,015

NOTE 5 – FIXED ASSETS, NET

	December 31,
	2 0 0 7	2 0 0 6

Cost:
Office equipment and furniture	$795	$744
Machinery, hardware and equipment	6,838	5,481
Software	1,998	1,824
Vehicles	24	24
Leasehold improvements	597	498

	10,252	8,571

Accumulated depreciation	6,799	5,643

Net book value	$3,453	$2,928

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 6 – OTHER ASSETS

	December 31,
	2 0 0 7	2 0 0 6

Prepaid expense - long term	$68	$36
Deposits for rent agreements	37	36

	$105	$72

NOTE 7 – OTHER PAYABLES AND CURRENT LIABILITIES

	December 31,
	2 0 0 7	2 0 0 6

Accrued vacation and employee benefits	$3,117	$1,473
Institutions - payroll related	1,499	1,006
Customer advances	1,298	667
Accrual for warranty and repairs	1,289	1,357
Accrued royalties	967	474
Accrued commissions to sales agents	341	408
Deferred revenue	1,015	252
Accrued expenses and other	1,658	1,609

	$11,184	$7,246

NOTE 8 – LIABILITIES FOR VACATION AND SEVERANCE PAY

Composition:

	December 31,
	2 0 0 7	2 0 0 6

Liability for vacation pay (1)	$845	$790
Liability for severance pay (2)	1,100	871

	$1,945	$1,661

(1)	This portion of the Company’s liability for vacation pay is not expected to be paid during the year subsequent to the balance sheet date. The liability for vacation pay, which is expected to be paid during the year subsequent to the balance sheet date, is included in current liabilities.

(2)	The liability for severance pay reflects the amounts due in accordance with existing labor agreements. The liability has been computed in accordance with the period of employment and the employee’s most recent salary. The liability for severance pay covers the Company’s entire obligation as of the balance sheet date, except for liabilities covered by payments to insurance policies and pension funds. Deposits in general severance fund in the amount of $230 and $204 (including accumulated profits) as of December 31, 2007 and 2006, respectively, are presented as long-term assets. Insurance policies and pension funds may be withdrawn subject to the fulfillment of the requisite conditions set forth under the Severance Pay Law – 1963. Amounts paid to insurance policies and pension funds and the related liabilities are not presented in the Company’s balance sheet, as these are not under the control of the Company’s management.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

A.	Contingent liabilities

(1)	As of December 31, 2007 the Company has provided several bank guarantees in the total amount of $309 to guarantee performance on contracts with customers, and other bank guarantees in the total amount of $546.

(2)	In November 2004, one of the Company’s suppliers filed a monetary claim against the Company and its chairman in the amount of $150 with respect to services allegedly provided by the supplier. According to the claim, the Company owe the supplier monies for consulting services provided by him on the year of 2003. In December 2004 the Company submitted a statement of defense and a cross action in the amount of $140. On November 11, 2007, a judgment was rendered, according to which the Company were obligated to pay the supplier the amount of approximately $99.1 and grant the supplier an option to purchase 8,260 of the Company ordinary shares. The Company filed an appeal to the district court regarding the judgment rendered against the Company, including all its components and statements. In May 2006, the same supplier filed a second claim against the Company and its chairman in the approximate amount of $800. According to the claim, the Company owe the supplier monies for consulting services provided by him on the years 2004-2005. In light of the undesirable outcome of the first claim and the supplier’s intention to file another lawsuit in respect to amounts allegedly owned for the year 2006, on March 19, 2008 the Company signed a settlement agreement with the supplier, without admitting any claim what so ever, under which the Company paid the supplier $650 and granted the supplier an option to purchase 28,410 of the Company’s ordinary shares, in return for a final and complete dismissal of both claims. The settlement agreement was finalized on April 9, 2008. The Company’s management believes that the consolidated financial statements as of December 31, 2007 include an adequate provision for this claim.

B.	Commitments

(1)	The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Commerce and Trade (“OCS”), on proceeds from sales of products with respect to which the OCS has participated in research and development, up to the amounts of grants received by the Company plus interest. The royalties are payable at a rate of 3.5% of applicable sales. The total amounts of grants received, net of royalties paid or accrued, at December 31, 2007 was $9,963. Royalty expenses to the OCS in 2007, 2006 and 2005 were $992, $781 and $1,039, respectively.

(2)	Within the framework of agreements for product development, the Company is committed to pay royalties to third parties on future sales of the products resulting from that development. Royalty expenses from these agreements in 2007, 2006 and 2005 were $398, $130 and $33, respectively.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

B.	Commitments (cont.)

(3)	Lease commitments

In November 2001, the Company moved to a new building in Rosh Ha’ayin (Israel) on a 44,500 sq. feet (4000-sq.m) site. The lease contract was for a five-year period with an extension option for an additional ten years on a year-to-year basis. On June 17,2004 the Company signed a new lease contract on the same site, which replaced the old agreement and extended the lease period until May 2008. Based on the terms of the new agreement, the Company has an option to extend the period until May 2011. In addition to the above lease contract, on June 17,2004, the Company signed another lease agreement for additional 2,000 sq. feet (180-sq.m) site in the same location in Israel under similar conditions as described above.

On October 18, 2006 the Company signed a new lease contract on 54,478 sq. feet (4,903 sq. m.) at the same site described above. The new contract effective from June 1, 2006 till May 31, 2011.

On April 1, 2007, the Company signed a new lease contract of 1,633 sq. feet (147 sq. meters) at the same site described above. The new contract is effective from April 1 2007 till May 31, 2011.

The Company has a sales office located in Princeton (New Jersey) in a 3,800 sq. feet facility with a lease that expired in December 2005. On November 16, 2005 the Company agreed with the same landlord to lease a new facility in New Jersey. The new lease contract is for 7,350 sq. feet for a five- year period with an extension option of additional five years. The Company maintains smaller, regional sales offices in Moscow (Russia), Mumbai (India), and Beijing (China).

At December 31, 2007, the aggregate future minimum lease obligations (sales offices and motor vehicles) under all non-cancelable leases agreements were as follows:

Year ending December 31,

2008	$1,212
2009	954
2010	979
2011 and thereafter	387

$3,532

NOTE 10 – FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of non-derivative assets and non-derivative liabilities. Non-derivative assets include cash and cash equivalents, short-term deposits and marketable securities, trade accounts receivable, and other receivables and current assets. Non-derivative liabilities include trade accounts payable, and other payables and current liabilities. Due to the short-term nature of these financial instruments, their fair value is usually identical or close to the value at which they are presented in the financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 – SHARE CAPITAL

A.

(1)	Ordinary shares

Shareholders of the ordinary shares are entitled to participate equally in the distribution of cash dividends and bonus shares. In case of liquidation these shareholders would be entitled to a proportionate share in the distribution of assets following the payment of all liabilities. Each ordinary share is entitled to an equal voting right in all matters to be voted on by Company’s shareholders.

Prior to the IPO the Company had 15,357,143 authorized shares. On December 6, 2005, the Company’s shareholders general meeting resolved to increase its authorized shares to a total of 60,000,000. On December 16, 2005 the Company completed an initial public offering (IPO) on the NASDAQ National Market. As part of this offering the Company: (i) effected a one-for-two and eight tenths reverse share split (every 2.8 shares were converted into 1 share); (ii) converted all preferred shares into ordinary shares by ratios described in 3 below, (iii) changed the par value per share to NIS 1.4 (from NIS 0.5, coincident with 2.8 ratio); and (iv) sold 4,500,000 shares to the public.

The price per share in the IPO was $7 per share and total proceeds net of underwriter’s commission were $29,295 (before deduction of issuance costs).

(2)	Preferred shares conversion to ordinary shares

Each series A and B preferred share was eligible to be converted at any time into ordinary shares. In December 2005 all preferred shares were converted before the IPO into ordinary shares using a conversion ratio in accordance with the articles of Association of the Company as described below:

a)	Each Series A preferred share was converted to 1.169 ordinary shares.

b)	Each Series B preferred share was converted to 0.884 ordinary shares.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 – SHARE CAPITAL (cont.)

B.	Share option plans

(1)	First Plan

In 1997, the Company’s Board of Directors approved a share option plan for the allotment of up to 131,620 options, to be granted to employees. Each option was exercisable, for no consideration, into one ordinary share.

As of December 31, 2007, 128,056 options were exercised into ordinary shares and 3,564 options were forfeited.

(2)	Second Plan

In October 2000 the Company’s Board of Directors approved a second employee share option plan for the allotment of up to 295,530 options. Each option is exercisable into one ordinary share, in exchange for a fixed exercise price of $2.8 per share.

The options vest at dates set forth in the plan, over a three-year period commencing at the end of one year of employment after the vesting commencement date. The exercise period expires six years from the date of grant. In December 2004 the Company’s Board of Directors approved an extension of the exercise period from six years to ten years.

The options allotted and the shares exercised thereof are to be held by a trustee in accordance with Section 102 (old version) of the Israeli Income Tax Ordinance.

In September 2003, some unvested options, which had been granted under this plan, were exchanged for new options with the same conditions as the previous options, but subject to the capital gains tax method according to Section 102 (new version) of the Israeli Income Tax Ordinance.

As of December 31, 2007, 72,771 options were exercised into ordinary shares and 165,317 options are outstanding.

(3)	Third plan

In September 2001 the Company’s Board of Directors approved a third share option plan, under which employees, directors and suppliers of the Company (as well as related companies) would be allotted options to acquire Company ordinary shares.

In September 2003, some unvested options, which have been granted under this plan, were exchanged for new options with the same conditions as the previous options, but subject to capital gains tax method according to Section 102 (new version) of the Israeli Income Tax Ordinance.

Each option is exercisable into one ordinary share, under such conditions as set forth in the grant agreement in exchange for a fixed exercise price to be determined on the grant date. The exercise period expires ten years from the grant date.

These options generally vest 25% on the first anniversary after the vesting commencement date and 6.25% each quarter over the 3 years following the first anniversary.

In June 2005, the Company’s Board of Directors approved to increase the ordinary shares reserved for future allocations under this plan to 2,608,131 shares. In June 2005 the Company granted 816,693 options under this plan with an exercise price of $2.8 per share, and resulting in a deferred stock-based compensation in the amount of $1,235 that was determined based on a contemporaneous valuation preformed by an unrelated valuation specialist.

In October 27, 2005, the Company’s Board of Directors approved a grant of 89,286 options with an exercise price of $7.84 per share, which reflects the fair market value of the Company’s ordinary shares based on a contemporaneous valuation performed by an unrelated valuation specialist.

In addition, the Company’s Board of Directors also approved on that date to increase the ordinary shares reserved for future allocations by 212,291, to a total of 2,820,422 shares under this plan, with the increased amount of options to be granted to the Chairman of the Company’s Board of Directors. The options shall vest proportionally on a monthly basis over 28 months, commencing on September 1, 2005 and the exercise price of the options shall be $7.84 per share, which reflects the fair market value of the Company’s ordinary shares based on a contemporaneous valuation performed by an unrelated valuation specialist.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 – SHARE CAPITAL (cont.)

B.	Share option plans (cont.)

(3)	Third plan (cont.)

On November 17, 2005, the Company’s shareholders general meeting approved this allotment. In November 2005 the Company’s Board of Directors approved to increase the ordinary shares reserved for future allocations under this plan by 2,500,000 shares, to a total of 5,392,284 shares effective upon consummation of the Company’s IPO.

During 2006 the Company granted 815,037 options under this plan at an exercise price equal to share market price on grant date. All these options expire in 5 years, except 80,000 options that was granted to Directors that expire 10 years from grant date.

On May 11, 2006 the Board of Directors approved two changes to the terms of 89,286 options which were granted on October 27, 2005. The exercise price was reduced from $7.84 to $5.2 which was the market price on the date of change and expiration period had been reduced from 10 years to 5 years. These two changes ended-up with no additional costs to the Company as calculated per SFAS 123(R).

During 2007 the Company granted 517,000 options under this plan at an exercise price equal to share market price on grant date. All these options expire in 5 years.

As of December 31, 2007, 763,195 options were exercised into ordinary shares and 3,255,334 options are outstanding.

(4)	Plan for two executives

During 2001, the Company’s Board of Directors approved share option plans for two executives. Under this plans a total of 229,147 and 183,941 options, respectively, were granted to these executives. The options are exercisable into ordinary shares in consideration for an exercise price of $2.8 per share. The options are exercisable over a period of 6 years. In December 2004, the Company’s Board of Directors approved an extension of the exercise period from six years to ten years from the date of grant.

As of the December 31, 2007, the number of options outstanding and exercisable under this plan was 413,088.

(5)	A summary of the information with respect to the Company’s share option plans is as follows:

	Options outstanding	Weighted average exercise price

Balances, January 1, 2005	2,293,387	$2.92
Granted	1,312,587	$4.19
Exercised	(12,077)	$2.80
Forfeited	(78,831)	$2.80

Balances, December 31, 2005	3,515,066	$3.40
Granted	815,037	$5.20
Exercised	(255,315)	$2.80
Forfeited	(76,781)	$4.19

Balances, December 31, 2006	3,998,007	$3.76
Granted	517,000	$5.35
Exercised	(568,574)	$2.88
Forfeited	(112,694)	$4.87

Balances, December 31, 2007	3,833,739	$4.04

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 – SHARE CAPITAL (cont.)

B.	Share option plans (cont.)

(6)	The following table summarizes information about share options outstanding as of December 31, 2007:

Options Outstanding				Options Exercisable
Range of exercise prices	Options at December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Options at December 31, 2007	Weighted average exercise price
		(Years)

$2.80 - $3.75	2,226,555	5.54	$2.84	1,860,594	$2.81
$4.31 - $5.60	1,260,366	4.14	$5.16	368,772	$4.97
$7.00 - $7.84	292,291	7.87	$7.61	258,041	$7.67
$8.34 - $8.40	54,527	3.99	$8.37	54,527	$8.37

Total	3,833,739	5.23	$4.04	2,541,934	$3.73

NOTE 12 – GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

The Company adopted SFAS 131 “Disclosure about Segments on an Enterprise and Related Information”. The Company operates in one operating and reporting segment.

A.	Geographic information

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Revenues:
USA	$9,388	$8,146	$6,433
Other	3,790	1,649	2,927

Total North and South America	13,178	9,795	9,360

China	4,432	2,927	7,117
India	8,277	5,730	1,423
Other	4,643	4,661	3,845

Total Asia and the Pacific Rim	17,352	13,318	12,385

Russia	3,695	5,447	3,049
Other	23,252	18,712	19,997

Total Europe, the Middle East and Africa	26,947	24,159	23,046

Total revenues	$57,477	$47,272	$44,791

	December 31,
	2 0 0 7	2 0 0 6

Fixed assets, net:
Israel	$3,131	$2,594
USA	322	334

Total	$3,453	$2,928

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 12 – GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

B.	Revenues by major customers

In the years 2007, 2006 and 2005 the Company did not sell to any of its customers more than 10% of its annual revenues.

NOTE 13 – INCOME TAXES

A.	The Law for the Encouragement of Capital Investments, 1959 (“the Law”)

In 1996 the Company received from the Investment Center of the Ministry of Industry and Trade of the State of Israel an approval certificate for an investment program for the production of digital-video compression and distribution systems. In July 2001, the Company received from the Investment Center the final approval for this program.

In 2000, following the completion of the first investment program, the Company received from the Investment Center an approval certificate for an expansion program. The expansion program’s investments were concluded in December 2003 and in September 2005, the Company received from the Investment Center the final approval for this expansion program.

In 2004 the Company received an approval certificate for additional expansion program. The program’s investments were concluded in September 2005.

The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the “Approved Enterprise” investment program for the first two years (except for the first program which provides an exemption for the first four years) of a seven to ten year benefit period and tax rates between 10% and 25% for the remaining five to eight years (except for the first program which provides a remaining period of three to six years) of the benefit period depending on the holdings of the non-Israeli shareholders in the Company’s shares.

These benefits are granted to income generated from the assets included within the framework of the approval certificates, subject to the fulfillment of the conditions stipulated in the approval certificates.

The period for utilizing the tax benefits commences with the year in which the Company first reports taxable income from the relevant assets (provided that 12 years have not yet elapsed from the first year defined as the “operational year” pursuant to the Law or, 14 years from the receipt of each of the approval certificates, the earlier of the two).

In addition, the Law provides accelerated depreciation rates for tax purposes. Due to losses for tax purposes, the Company has not utilized the benefits in the framework of these approvals.

The Company’s income not stemming from the assets acquired within this framework are subject to ordinary corporate tax rates in Israel (see F).

Should the Company distribute cash dividends to its shareholders out of the profits stemming from the assets entitled to a tax exemption, the Company would be subject to a 25% tax on such distributions.

B.	Taxation under inflationary conditions

The Company reports its income for tax purposes in accordance with the Income Tax Law (Inflationary Adjustments), 1985, which serves as the basis for measuring the taxable income in New Israeli Shekels adjusted to the changes in the Israeli Consumer Price Index.

On February 26, 2008 the Income Tax (Inflationary Adjustments) Law (Amendment no. 20) (Limitation for Period of Application), 2008 (the “Amendment”) passed in a third calling in the Knesset. According to the Amendment, the application of the Inflationary Law will cease in the tax year of 2007, and beginning in 2008 the provisions of the law will no longer apply, except for transaction period provisions, which have the purpose of preventing distortions in the calculations of taxes.

In accordance with the Amendment, beginning in the year 2008, no calculations for inflationary adjustments of revenues for tax purposes will be made. In addition, there will be no adjustments to the Israeli CPI for fixed assets’depreciations and carry-forward tax losses for the period beginning January 1, 2008.

C.	Income taxes expenses for all years presented, relate to SVNI.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 13 – INCOME TAXES (cont.)

D.	As of December 31, 2007 the Company has recorded a valuation allowance for the entire amount of deferred tax assets arising from tax loss carry forwards in the amount of $35.1 million, due to management estimation that the realization of such amounts is not considered to be more-likely-than-not.

E.	The Company’s effective tax rate differs from the statutory rate applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carry-forward (see D above).

F.	Israeli tax reform

On July 25, 2005, an amendment to the Israeli tax law was approved by the Israeli Parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006. The amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and 25% thereafter.

G.	Adoption of new accounting standard FIN 48

In adopting FIN 48, the Company identified a number of tax positions. Following the assessment of these tax positions, the Company believes that they meet the ‘more than likely’ recognition threshold as outlined in this guidance and therefore the Company is not subject to any unrecognized tax benefits.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 14 – NET LOSS PER ORDINARY SHARE

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Net loss	$(2,777)	$(3,792)	$(3,850)
Dividend on preferred shares	-	-	(1,285)

Net loss attributable to ordinary shares	$(2,777)	$(3,792)	$(5,135)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share
calculation	13,595,346	13,204,500	3,216,786

Basic and diluted net loss per ordinary share	$(0.20)	$(0.29)	$(1.60)

NOTE 15 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

During 2005 the Company provided research and development services to a related party, which was a subsidiary of Koor, parent of the Company up to 2005.

In January 2007, Optibase Ltd. became a related company to the Company through acquisition of Koor’s shares. The Company sold its products to Optibase Ltd. on a regular course of business.

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Statement of operations data:
Revenue - formerly related party	$3	$-	$534

Revenue	$94	$-	$-

Balance sheet data:
Trade accounts receivable	$45	$-	$-

Item 19. Exhibits

          See Exhibit Index.

SIGNATURES

          The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

Date: June 27, 2008	OPTIBASE LTD.

	By:	/s/ Shlomo (Tom) Wyler

Name: Shlomo (Tom) Wyler
Title: President, Chief Executive Officer and Executive Chairman of the Board of Directors

Exhibit Index

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Registrant’s Report on Form 6-K dated February 15, 2002).

1.2

Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-8 (File no. 333-137644), filed with the Commission on September 28, 2006).

4.1

Agreement between Optibase, Inc. and Artel Software Corp. dated September 28, 2005 (incorporated by reference to Exhibit 4.(a)(2) to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on April 12, 2006).

4.2

Agreement, dated as of January 9, 2007, between the Company and Koor Corporate Venture Capital and Koor Industries Ltd. (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Commission on May 14, 2007).

4.3

Agreement, dated as of December 31, 2007, between Optibase Ltd. and Pitango Venture Capital Fund III (Israeli Investors) LP, Pitango Venture Capital Fund III (Israeli Sub) LP, Pitango Venture Capital Fund III (Israeli Sub) Non-Q LP, Pitango Parallel Investor Fund III (Israel) LP, Pitango Principals Fund III (Israel) LP and Pitango Venture Capital Fund III Trusts 2000 Ltd..

4.4	Agreement, dated as of December 31, 2007, between Optibase Ltd. and Genesis Partners II LDC and Genesis Partners II (Israel) LP.

4.5

Agreement, dated as of December 31, 2007, between Optibase Ltd. and Vertex Israel II (C.I.) Fund, L.P, Vertex Israel II (A) Fund, L.P, Vertex Israel II (B) Fund, L.P, Vertex Israel II Discount Fund, L.P, Vertex Israel II (C.I.) Executive Fund, L.P.

4.6	Agreement, dated May 6, 2008, between Optibase Ltd. and Mr. Shlomo (Tom) Wyler (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A, filed with the Commission on June 25, 2008).

4.7

Form of Letter of Indemnity between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 99.3 to Registrant’s Report on Form 6-K, filed with the Commission on October 5, 2005).

4.8

Form of Letter of Indemnity between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 30, 2006).

4.9	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.10	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.11	102 Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.12	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.13

2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to an amendment, by reference to Exhibit 99.7 to the Registrant’s Report on Form 6-K, filed with the Commission on February 15, 2002).

4.14

2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c). 9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004).

4.15

2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on From S-8 (File no. 333-137644), filed with the Commission on September 28, 2006).

8.1

List of the subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004).

Exhibit Number	Description of Document

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004).

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.

15.2	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu.

15.3	Consent of Brightman Almagor & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu.