Form 20-F/A
period 2007-12-31
OPTIBASE LTD
filed 2008-06-30
CIK 1077618

As filed with the Securities and Exchange Commission on June 30, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

-ii-

EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2008 (the “Form 20-F”), is being filed solely for the purpose of correcting (1) a clerical error in the date appearing in the consent of Brightman Almagor Zohar & Co., filed as Exhibit 15.2 to the Form 20-F, and (2) a clerical error in the name of the audited company appearing in the consent of Brightman Almagor & Co., filed as Exhibit 15.3 to the Form 20-F. Exhibits 15.2 and 15.3 are hereby replaced in their entirety.

        Therefore, this Amendment consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and the revised Exhibits 15.2 and 15.3.

        This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2007, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

Part III

Item 19. Exhibits

        See Exhibit Index.

SIGNATURES

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned.

Date: June 30, 2008	OPTIBASE LTD. By: /s/ Shlomo (Tom) Wyler —————————————— Shlomo (Tom) Wyler President, Chief Executive Officer and Executive Chairman of the Board of Directors

Exhibit Index

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 6-K dated February 15, 2002).

1.2	Amended Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-8 (File no. 333-137644), filed with the Commission on September 28, 2006).

4.1	Agreement between Optibase, Inc. and Artel Software Corp. dated September 28, 2005 (incorporated by reference to Exhibit 4.(a)(2) to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on April 12, 2006).

4.2	Agreement, dated as of January 9, 2007, between the Company and Koor Corporate Venture Capital and Koor Industries Ltd. (incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Commission on May 14, 2007).

4.3*	Agreement, dated as of December 31, 2007, between Optibase Ltd. and Pitango Venture Capital Fund III (Israeli Investors) LP, Pitango Venture Capital Fund III (Israeli Sub) LP, Pitango Venture Capital Fund III (Israeli Sub) Non-Q LP, Pitango Parallel Investor Fund III (Israel) LP, Pitango Principals Fund III (Israel) LP and Pitango Venture Capital Fund III Trusts 2000 Ltd.

4.4*	Agreement, dated as of December 31, 2007, between Optibase Ltd. and Genesis Partners II LDC and Genesis Partners II (Israel) LP.

4.5*	Agreement, dated as of December 31, 2007, between Optibase Ltd. and Vertex Israel II (C.I.) Fund, L.P, Vertex Israel II (A) Fund, L.P, Vertex Israel II (B) Fund, L.P, Vertex Israel II Discount Fund, L.P, Vertex Israel II (C.I.) Executive Fund, L.P.

4.6	Agreement, dated May 6, 2008, between Optibase Ltd. and Mr. Shlomo (Tom) Wyler (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A, filed with the Commission on June 25, 2008).

4.7	Form of Letter of Indemnity between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 99.3 to Registrant's Report on Form 6-K, filed with the Commission on October 5, 2005).

4.8	Form of Letter of Indemnity between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 30, 2006).

4.9	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.10	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.11	102 Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.12	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.13	2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to an amendment, by reference to Exhibit 99.7 to the Registrant's Report on Form 6-K, filed with the Commission on February 15, 2002).

4.14	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c). 9 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004).

4.15	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on From S-8 (File no. 333-137644), filed with the Commission on September 28, 2006).

8.1	List of the subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004).

Exhibit Number	Description of Document

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 17, 2004).

12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.

15.2**	Consent of Brightman, Almagor Zohar & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu.

15.3**	Consent of Brightman, Almagor & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu.

*	Previously filed with the original Form 20-F, filed with the Commission on June 27, 2008

**	Filed herewith.