Form 20-F
period 2008-12-31
OPTIBASE LTD
filed 2009-06-29
CIK 1077618

As Filed with the Securities and Exchange Commission on June 29, 2009.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-29992

OPTIBASE LTD.
(Exact name of Registrant as specified in its charter)

N/A	Israel
(Translation of Registrant's	(Jurisdiction of incorporation
name into English)	or organization)

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972-9-970-9288
(Address of principal executive offices)

Mr. Amir Philips, Chief Financial Officer
Telephone Number: 972-9-9709200, Fax Number: 972-9-9586099, Email: amirp@optibase.com
2 Gav Yam Center
7 Shenkar Street
Herzliya, 46120 Israel
(Name, Telephone, E-Mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares,	Nasdaq Global Market
par-value NIS 0.13 each

Securities registered pursuant to Section 12(g) of the Act:

None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,914,281 Ordinary Shares, par value NIS 0.13 each, including 363,573 Ordinary Shares held by the registrant and 28,650 Ordinary Shares held by a trustee for the benefit of employees under the Company’s incentive plan, both have no voting or equity rights.

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

U.S. GAAP ☒

International Financing Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

- ii -

- iii -

CERTAIN DEFINED TERMS

        In this annual report, unless otherwise provided, references to the “Company,” “Optibase,” “we,” “us” or “our” are to Optibase Ltd., a company organized under the laws of Israel, and its wholly owned subsidiary, Optibase, Inc., a Californian corporation. In addition, references to our financial statements are to our consolidated financial statements, except as the context otherwise requires. References to “U.S.” or “United States” are to the United States of America, its territories and its possessions.

        We have registered “Optibase” and “VideoPlex”, as registered trademarks. In addition, the names “Creator”, MGWFlashStreamer”, “MGW Decoder”, “MGW Micro”, EZTV, “MPEG MovieMaker 200", “MPEG MovieMaker 230", “Media Gateway”, “MGW5100", “MGW1100", “MGW2000", “MGW2000e”, “MGW1000", “MGW HD”, “Creator”, “MGW Flash”, “VideoPlex Xpress,” “VideoPlex Pro,” “MPEG MovieMaker,” “Videoplex,” “MPEG ComMotion,” “MPEG Composer,” “VideoPump”, “MGW200", “MGW230", “MGW 400", “MovieMaker HD” and “MediaPump,” are our trademarks.

        In this annual report, references to “$” or “dollars” or “U.S. dollars” or “USD” are to the legal currency of the United States and references to “NIS” are to New Israeli Shekels, the legal currency of Israel. The Company’s financial statements are presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except as otherwise specified, financial information is presented in U.S. dollars. References to a particular “fiscal” year are to the Company’s fiscal year ended December 31 of such year.

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

- iv -

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3: KEY INFORMATION

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

        We derived the consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008, and consolidated balance sheet data as of December 31, 2007 and 2008 from the audited consolidated financial statements appearing elsewhere in this annual report. These financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S. GAAP”). We derived the consolidated statement of operations data for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 from audited consolidated financial statements that are not included in this annual report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5 Operating and Financial Review and Prospects” below and the financial statements, including the notes thereto, included elsewhere in this annual report.

	Year Ended December 31,
Consolidated Statement of Operations Data:	2004	2005	2006	2007	2008
	(U.S. dollars in thousands, except per share data)

Revenues	$17,845	$19,343	$17,977	$22,977	$19,901

Cost of revenues	7,512	7,808	7,716	11,387	9,754
Gross profit	10,333	11,535	10,261	11,590	10,147

Operating expenses:
Research and development, net	3,761	4,001	4,208	5,362	6,375
Selling and marketing, net	7,930	8,798	8,288	7,895	8,964
General and administrative	2,372	1,892	2,134	2,276	2,931
Total operating expenses	14,063	14,691	14,630	15,533	18,270
Operating loss	(3,730)	(3,156)	(4,369)	(3,943)	(8,123)

Other income (expenses), net	808	(622)	(171)	(327)	218
Financial income (loss), net	5,668	1,583	1,405	(31)	270
Net (loss) income before tax	2,746	(2,195)	(3,135)	(4,301)	(7,635)
Provision for income tax				(73)

Net (loss) income after income tax	2,746	(2,195)	(3,135)	(4,374)	(7,635)

Equity in loss				(2,769)	(1,930)

Net (loss) income before cumulative effect of changes
in accounting principle	2,746	(2,195)	(3,135)	(7,143)	(9,565)

Net (loss) income from continuing operations	$2,746	$(2,195)	$(3,135)	$(7,143)	(9,565)
Income (loss) related to discontinued operations (1)	(6,426)	(1,250)	15	(30)	20
Net loss	$(3,680)	$(3,445)	$(3,120)	$(7,173)	(9,545)

Net (loss) income per share from continuing operations:
Basic	$0.21	$(0.17)	$(0.23)	$(0.53)	$(0.63)
Diluted	$0.19	$(0.17)	$(0.23)	$(0.53)	$(0.63)
Basic and diluted earnings per share from discontinued operations	$(0.49)	$(0.09)	0.00	0.00	0.00
Net loss per share
Basic and diluted	$(0.28)	$(0.26)	$(0.23)	$(0.53)	$(0.63)

Weighted average shares used in computing net loss per
share (in thousands):
Basic	13,069	13,188	13,431	13,602	15,159

Diluted	14,225	13,188	13,431	13,602	15,159

	December 31,
Consolidated Balance Sheet Data:	2004	2005	2006	2007	2008
	(U.S. dollars in thousands)

Cash, cash equivalents and short term investment in
marketable securities net	$52,480	$18,199	$40,695	$18,387	$11,386
Working capital	49,177	16,383	40,342	20,098	9,610
Long term investment in marketable securities		26,742	2,207	-	-
Total assets	65,986	58,346	60,974	51,932	47,306
Long term loans and capital lease obligations,
including current maturities
Capital Stock	117,998	118,508	119,720	120,706	126,142
Total shareholders' equity	$50,827	$44,836	$44,494	$39,164	$35,011

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

        Since 2000 and until the quarter ended March 31, 2003, we operated at a loss. We returned to profitability in the quarter ended June 30, 2003 and remained profitable until the quarter ended March 31, 2004. Since the quarter ended June 30, 2004 and until the quarter ended December 31, 2008 we returned to operating at a loss. We returned to profitability in the quarter ended March 31, 2009. As of December 31, 2008, we have accumulated losses of $89.8 million. Given the market conditions, the uncertainty in the technology sector and the uncertainty regarding the demand for our products and our research and development and other expenses, we may continue to operate at a loss and may not be able to reach profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. In order to maintain profitability, we will need, among other matters, to aggressively expand markets for our new products while continuing to expand market share for our existing products. We cannot assure you that we will be able to increase the sales of our products and revenues and achieve profitability.

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

We manage our available cash through investments in interest bearing bank deposits and money market funds with leading banks. We are exposed to the credit risk of such banks.

        In January 2008, we sold all of our holdings in corporate bonds. In addition, the structured notes, previously held by us, were called back at PAR by the issuing banks pursuant to their terms. For additional information, see “Item 5.B. Liquidity and Capital Resources”. As of December 31, 2008, our available cash was invested in interest bearing bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

Our officers, directors and affiliated entities own a large percentage of our ordinary shares and could significantly influence the outcome of actions.

        Our executive officers, directors and the entities affiliated with them, beneficially own, in the aggregate, as of June 15, 2009, approximately 43.84% of our outstanding ordinary shares, of which Shlomo (Tom) Wyler, our President, Chief Executive Officer and Executive Chairman of our board of directors holds approximately 42% (calculated taking into consideration shares underlying the options that are currently exercisable or exercisable within 60 days of June 15, 2009 which are deemed to be outstanding), see “Item 7.A. Major Shareholders” below. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

The trading price of our ordinary shares has been highly volatile, and may continue to fluctuate significantly due to factors beyond our control.

        The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

❖	The entering into new businesses.
❖	The announcement of new products, services or service enhancements by us or our competitors;
❖	Quarterly variations in our results of operations or in our competitors' results of operations;
❖	Changes in earnings estimates or recommendations by securities analysts;
❖	Perceptions of the digital video and streaming and networking industry's relative strength or weakness;
❖	Developments in our industry and change in demand for our products;
❖	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors; and
❖	Seizure of a substantial business opportunity by our competitors or us.

        We expect this volatility to continue in the future. In addition, any shortfall or changes in our revenues, gross margins, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many technology companies and which may not be related to the operating performance of those companies. Volatility in the price of stock of companies in the digital video and streaming industry has been particularly high. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2008 through June 15, 2009, the price of our ordinary shares dropped from a high of $2.73 to a low of $ 0.74. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Holders of our ordinary shares who are United States residents face income tax risks.

        There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we became a PFIC during the taxable year ended December 31, 2008 , under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read “Item 10.E. Taxation” under the heading “United States Federal Income Tax Consequences” below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We may not be able to raise additional financing for our future capital needs on favorable terms, or at all, which could limit our growth and increase our costs and could adversely affect the price of our ordinary shares.

        We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent approximately $37 million in cash as a component of the consideration paid to acquire Viewgraphics Inc. and certain other assets, see also “Item 4.A. History and Development of the Company” below. In June 2008, we also issued 2,816,901 ordinary shares in a private placement to our Chief Executive Officer and Executive Chairman of the board of directors in consideration for $5 million. It is probable that we will need to raise additional capital in the future to continue our longer-term strategic plans. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. This could inhibit our growth and increase our operating costs.

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

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our annual report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year (such requirement is currently expected to be applicable to us starting with our Annual Report on Form 20-F for the fiscal year ending December 31, 2009). We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2008, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

        Our future success also depends upon our ability to enhance our existing products and develop, launch and market new technologies and products in a cost-effective and timely fashion. We have devoted, and will continue to devote, a substantial effort and expenses for the development of new technologies and products. However, we cannot assure you that we will be able to complete testing and successfully launch our new products.

We have increased the allocation of research and development resources for the enterprise government and military markets. Should our expectations for such target markets fail to materialize, our ability to respond to the needs of other customers may be adversely affected.

        We have changed the internal allocation of resources within our research and development departments, or R&D department so as to align our products’ road map with and focus primarily in products, such as the EZ TV, which are more targeted towards the Enterprise, Government and Military markets. As our R&D resources are limited, such allocation of resources may affect our ability to respond to the needs of other target markets, hurt our relationships with existing and potential customers and have an adverse affect on our revenues.

We derive a significant portion of our revenues from one type of product, and the failure of this type of product to meet market demands could have an adverse impact on our financial performance, revenues, and income.

        Our MovieMaker encoder product family accounted for 28% of our revenues in 2006, 15% of our revenues in 2007 and 16% of our revenues in 2008. While our revenues from the MovieMaker encoder product family continue to decrease in absolute dollars, we expect that this product family will continue to account for a significant portion of our revenues in the next year. If this product fails to match the price, availability, quality or other features of competing products or to otherwise meet our expectations with respect to market demand, it would have a material adverse affect on our results of operations.

Failure to enter into cooperation agreements with system integrators or unfruitful cooperation agreements with system integrators may have a material adverse effect on our results of operations.

        As IPTV operators currently struggle with the complexity of integrating new technologies from many vendors, it is increasingly clear that it is not enough to provide top-class encoders and transcoders for the IPTV operators. Most IPTV operators do not have sufficient expertise and, therefore, rely on a system integrator.

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

        Our sales from the Video Technologies product line were $12 million in 2006, $8.9 million in 2007 and $6.4 million in 2008. The decrease in the sales of our Video Technologies products are mainly attributed to significant advances in PC technology supporting software products for standard definition encoding and the emergence of new compression formats. We expect that our sales from the Video Technologies products will continue to decrease over the years which would adversely affect our financial results.

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

        Some of our sales to the enterprise market and federal agencies in the USA in particular are conducted directly. However, sales to major federal agencies largely depend on our ability to develop relationships and form business combinations with large purchasing agencies. Failure to develop such relationships will have a material adverse affect on our revenues and results of operations.

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

        We depend upon sole source suppliers for key components used in our products. These key components include, for example:

❖	H.264 SD, , H.264 HD, MPEG I/II, MXF, AAC, Flash, streaming servers and HD video encoding tools provided by technological partners;
❖	Encoding and Decoding S/W's provided by Main concept;
❖	Various modules, which are integrated in our systems, both for the MGW2000, MGW200/400, MGW Flash, MGW5100, MGW 1100, MGW HD and the MGW1000 including: Encoding module by Ateme S.A., Switches supplied by PTI (Performance Technologies Inc.), Interface by Intel Corporation, Hosts supplied by Kontron AG, backplane boards by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd., Elma Electronic Israel Ltd and Dan-el Technologies Ltd;

❖	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc. and TI, which are used in our MGW X100 product line and Movie Maker 400 products;
❖	Video compression chips manufactured by Magnum and NEL;
❖	Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;
❖	Freescale, Inc.'s DSPs, which are included in our decoders and encoders;
❖	A video decoding chip manufactured by IBM Corp;
❖	SDI interface chips manufactured by Gennum Corporation;
❖	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
❖	A video processing chipset from Gennum, which is used in our MM2X0s; and
❖	Programmable devices by Altera Corporation and Xilinx Inc., which are used in all our product lines; and
❖	Servers provided by EIM Systems & Components (1999) Ltd, Intel and IBM.

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

        Since 2001 and until the first quarter of 2009, we have continuously implemented various cost-control measures affecting various aspects of our business operations, including several reductions in our workforce in particular in our U.S. based and Israeli based research and development divisions. We may in the future be required to take additional cost-saving actions to reduce our operating losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse affect on our financial conditions. On the other hand, even if we are successful with these efforts and can generate the anticipated cost savings, these actions may adversely impact our employees’ morale and productivity, the competitiveness of our products and business, our strength and stability as perceived by our customers and the results of our operations.

Reductions in work force may limit our ability to maintain products and develop new ones.

        In our efforts to reduce operational expenses over the last few years, we have reduced the number of employees in our R&D department. Though we believe we have applied adequate configuration management procedures to support the development of new products and all of our commitments for maintenance and customer support, our ability to respond to certain customer requests may be limited and as such may harm our business relationship with such customers. In addition such reduction in work force may also limit our ability to develop new products. The potential loss and damage could have an adverse affect on our business.

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

We have recently decided to enter into the fixed income real-estate sector which presents risks which are, in their essence, materially different from our current business.

        On May 11, 2009, our board of directors resolved, to expand and diverse our operations and enter into the fixed-income real estate sector. At a special shareholders meeting held on June 25, 2009 our shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for caution purposes and without any obligation of the Company to do so. To date, we have yet to invest in any fixed-income real estate property.

        The fixed-income real estate sector presents risks which are, in their essence, materially different from our current business. Our future fixed income real-estate operations may involve the following risks:

—	We may experience difficulties in finding suitable real-estate properties for investment, either at all or at viable prices;

—	We may be unable to proceed with the acquisition of fixed income properties because we cannot obtain financing on favourable terms. We may require substantial up-front expenditures for property acquisition. Accordingly, we may require substantial amounts of cash and financing from banks and other capital resources (such as institutional investors and/or the public) for our fixed income real estate operations. We cannot be certain that such external financing would be available on favourable terms or on a timely basis or at all.

—	We may have difficulties leasing real-estate properties. The fixed income real-estate sector relies on the presence of tenants in the real-estate assets. The failure of a tenant to renew its lease, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant can have a material adverse effect on the economic performance of the real-estate asset. There can be no assurance that if a tenant were to fail to renew its lease, we would be able to replace such tenant in a timely manner or that we could do so without incurring material additional costs.

—	The ability to collect rents depends on the solvency of the tenants. Tenants may be in default or not pay on time, or we may need to reduce the amount of rents invoiced by lease incentives, to align lease payments with the financial situation of some tenants. In all these cases, tenant insolvency may hurt our operational results.

—	Real estate properties in general are relatively illiquid. Such illiquidity may affect the ability to dispose of or liquidate part of real-estate assets in a timely fashion and at satisfactory prices in response to changes in the economic environment, the real estate market or other conditions.

—	Properties could suffer physical damage caused by fire or other causes, resulting in losses which may not be fully compensated by insurance. In addition, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, terrorism or acts of war, that may be uninsurable or are not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might result in insurance proceeds being insufficient to repair or replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds may be inadequate to restore the economic position with respect to the affected properties. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in the affected property as well as anticipated profits from that property. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future.

        The occurrence of one or more of these factors could affect our fixed income real-estate business, financial condition and results of operations.

Risks Relating to Operations in Israel

Deterioration in the economy in Israel may adversely affect our results of operations.

        We are incorporated under the laws of and our main offices are located in the State of Israel. The economic conditions in Israel directly influence us. The Israeli economy, which is also influenced by the political and military instability in Israel, has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations. Following the recession and the instability that characterized the Israeli economy during the years 2001 and 2003, the Israeli economy showed signs of improvement during 2004, 2005, 2006 and 2007. However, in recent quarters, the global economic recession, instability and uncertainty has have affected the economic conditions in Israel and it is currently expected that such conditions will continue in Israel throughout 2009. If the economic deterioration in Israel continues, it may affect our financial conditions and the results of operations. In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities. Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

Potential political and military instability in Israel may adversely affect our results of operations.

        The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, since September 2000, there has been a high level of violence between Israel and the Palestinians. Recently, there has been a further escalation in violence among Israel, Hamas, a militant group responsible for many attacks into Israel, the Palestinian Authority and other groups. In addition, in July 2006, the Israeli army was engaged in extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. These developments have further strained relations between Israel and the Palestinian Authority. Any armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

        Most of our directors, officers and employees are currently obligated to perform military reserve duty, which may amount to lengthily periods of time, and some were called to duty during the summer of 2006 and in January 2009. Additionally, all reservists are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our directors, executive officers or key employees due to military service. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Because most of our revenues are generated in U.S. dollars but a portion of our expenses in Israel are incurred in New Israeli Shekels, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.

        We generate most of our revenues in U.S. dollars but incur a portion of our expenses in NIS. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. Specifically, the deflation rate in Israel was approximately 0.1% in 2006, inflation rate of approximately 3.4% in 2007, and inflation rate of approximately 3.8% in 2008. At the same time the appreciation of the NIS against the dollar was approximately 8.2% in 2006, 9% in 2007 and 1.1% in 2008. As a result of this differentiation, we experienced an increase in the dollar costs of operation in Israel in each of the years 2006, 2007 and 2008, all of which affected our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and tax benefits that we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

        We receive grants from the Office of the Chief Scientist, or the OCS, in the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. Through 2008, we received an aggregate of $7.7 million in grants from the OCS and our accrued and paid royalties to the OCS totaled $4 million. We also receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises”. These grants and tax benefits might be reduced in the future. To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including payment of royalties with respect to grants received and making specified investments in fixed assets. Under the Encouragement of Industrial Research and Development Law, of 1984, or the “R&D Law”, and the terms of the OCS grants, we are subject to three main obligations: (i) the obligation to locally manufacture the OCS supported products; manufacturing the OCS supported products outside of Israel that results in a reduction of more than 10% of the local manufacturing rate, is subject to the OCS’s prior written approval and the payment of increased royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel, at an increased annual return rate; (ii) the obligation not to transfer know-how, that was developed as a result of grants received from the OCS (in the course of an ‘approved plan’), outside the State of Israel; the Research Committee is authorized to approve the transfer of know-how, that results from research and development made in the course of an ‘approved plan’, outside of Israel pursuant to certain terms, including payment of a redemption fee; and (iii) the obligation to pay royalties to the OCS whenever the company successfully commercializes OCS funded products. Failure to comply with the R&D Law may result in cancellation of the grants received from the OSC. We may be required to refund the portion of the grant already received plus interest and we may also be subject to penalties and criminal charges. The difficulties in obtaining the approval of the OCS for the transfer of know-how and manufacturing rights out of Israel could have a material adverse effect on strategic alliances or other transactions that we may enter into in the future that provide for such a transfer.

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

        In recent years, the Government of Israel has reduced the benefits available under these programs. There is no assurance as to the level of these benefits that will be available in the future, if any, and whether we will be eligible for such benefits.

Anti-takeover provisions could negatively impact our shareholders.

        The Israeli Companies Law, 5759-1999, or the Companies Law, provides that certain purchases of securities of a public company are subject to tender offer rules. As a general rule, the Companies Law prohibits any acquisition of shares in a public company that would result in the purchaser holding 25% or more, or more than 45% of the voting power in the company, if there is no other person holding 25% or more, or more than 45% of the voting power in a company, respectively, without conducting a special tender offer.

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

        Beginning February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Shlomo (Tom) Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market. . On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. As of the date of this annual report, Mr. Wyler serves as our President, Chief Executive Officer and Executive Chairman of the Board of Directors and is considered the Company’s controlling shareholder. For additional information on Mr. Wyler’s holdings, see “Item 7.A. Major Shareholders”.

        In December 2000, we acquired Viewgraphics Inc, a privately held company based in Mountain View, California, and a provider of hardware and software products for digital video and streaming infrastructure application which was merged with and into our subsidiary Optibase, Inc. in June 2001. In connection with the acquisition, we paid an aggregate consideration of approximately $43.6 million, of which $11.8 million (net of issuance expenses) was paid in 1.37 million newly issued ordinary shares.

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

        We listed our ordinary shares for trade on the Tel Aviv Stock Exchange, or the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of the Company’s ordinary shares from trade on the TASE was effective on September 28, 2008. The last day for trading of the Company’s ordinary shares on the TASE was September 24, 2008.

        In a series of transactions conducted during 2007 and the first quarter of 2008, we purchased an aggregate of 5,105,223 ordinary shares of Scopus Video Networks Ltd., or Scopus, representing approximately 37% of Scopus’ issued and outstanding share capital, for an aggregate consideration of $28.6 million. For further information on these agreements, see “Item 10.C. Material Contracts”.

        During 2008, we held negotiations with Scopus for the sale of our digital video and streaming business pursuant to which a non-binding term sheet for such sale was executed on August 4, 2008. Under the term sheet, we undertook to sell our digital video and streaming business in consideration for 2.6 million of Scopus shares, and up to additional 900,000 of Scopus shares based on the post-closing performance of our business. Such negotiations did not materialize into a binding agreement with Scopus. On December 23, 2008, Scopus entered into a definitive agreement with Harmonic Inc., or Harmonic, pursuant to which Harmonic undertook to acquire Scopus by way of merger pursuant to which, each shareholder of Scopus shall receive $5.62 in cash per each outstanding share of Scopus. At the time of such agreement, we held approximately 36% of Scopus’ outstanding share capital. In connection with the said transaction, we entered into a voting agreement with Harmonic pursuant to which we undertook to vote in favor of the Merger and the transactions contemplated by the Merger Agreement. We have also agreed to grant to Harmonic a proxy and appointed certain Harmonic officers as its proxy to vote in favor of the Merger. On March 12, 2009 following the closing of the merger agreement between Scopus and Harmonic, we disposed of our entire holding in Scopus shares consisting of 5,105,223 shares representing 36.34% of Scopus then issued share capital for a total consideration of $28.7 million. As a result, during the first quarter ended March 31, 2009, we recorded other income of $4.8 million, net of equity in losses. For further information on this transaction, see “Item 10.C. Material Contracts”.

        In addition, we hold interest in two companies, as follows:

        V.Box Communication Ltd. – In July 2001, we invested $250,000 in a privately held company, V.Box Communication Ltd. (“V. Box”). The investment was made by way of a loan against a note that can be converted into Ordinary shares of V. Box, at any time, by a five-day prior written notice. The amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent by us and the other investor of V. Box. The loan does not bear interest. Through December 31, 2007, we invested an additional $2.3 million in V. Box in respect of additional convertible notes. During 2007, we invested additional $325,000 by the way of a promissory note bearing no interest and no linkage differentials. Such additional amounts will be repaid only out of proceeds received by V.Box on account of sale of all or substantially all of the assets of V.Box or a specific line of products and/or upon the occurrence of an event of default, including among others, insolvency or bankruptcy of V.Box, appointment of a receiver or a liquidator to V.Box and exercise of any liens on all or substantially all of V.Box’ assets, as described above. In case of conversion, we will hold approximately 32% of V. Box Ordinary shares. We recorded impairment losses in the amount of $173,000 and $325,000 in the years ended December 31, 2006 and 2007, respectively, which are included in the statement of operations under other expenses (income), net. Through December 31, 2007, we have impaired our investment in V.Box and the balance of the investment was $0. We did not invest additional amounts in 2008. In addition, we provide V.Box with distribution services in the North American market.

        Mobixell Networks Inc.- In November 2000, we entered into an agreement with a privately held company called Mobixell Networks Inc., or Mobixell, pursuant to which we granted Mobixell a license to use certain of our MPEG-4 technologies valued at $300,000, and committed to invest through one of our subsidiaries at least $1 million. In December 2000, we invested $1.064 million in Mobixell’s series A preferred stock. Mobixell Networks designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery. During the quarter ended March 31, 2003, based on updated information, we decided to adjust downward the value of the investment in Mobixell by its full amount, totaling $1.36 million. However, during the quarter ended September 30, 2003, Mobixell entered into an additional financing round that included new strategic investors. As part of the financing round, we reassessed the investment and decided to participate in the financing round in the amount of $300,000 in Mobixell’s series B preferred stock. In May 2004, we decided to participate in another financing round in the amount of $400,000 in Mobixell’s series C preferred stock. As a result, our holdings in Mobixell, on a fully diluted basis, represent 4.34% of its equity. We may participate in future financing rounds in Mobixell and our holdings may be further diluted.

        On May 11, 2009, our board of directors resolved, to expand and diverse our operations and enter into the fixed-income real estate sector. The Board of Directors believed that due to the global financial crisis, the fixed-income real estate sector has become attractive and presents new business opportunities. The Board of Directors determined that there are opportunities, especially in Central and Western Europe and North America that are potentially beneficial for the Company and its shareholders that should be pursued. The fixed-income real estate sector presents opportunities and risks which are, in their essence, materially different from the Company’s current business. At a special shareholders meeting held on June 25, 2009 our shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for caution purposes and without any obligation of the Company to do so. Such approval was sought solely for caution purposes and without any obligation of the Company to do so. To date, we have yet to invest in any fixed-income real estate property.

4.B. BUSINESS OVERVIEW

        We provide high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets. During 2008, we developed and marketed two product lines: Video Technologies and IPTV. Our products are generally manufactured by the same subcontractors by the use of similar raw materials purchased from the same suppliers. We market our products through a combined sales and marketing team and sell them by way of direct sales and through independent distributors, system integrators and resellers.

Products

Video Technologies

        The Video Technologies product line includes Peripheral Component Interconnect Encoders (“PCI encoders”), decoders and Digital Video Broadcasting (“DVB”) network interfaces, Media Gateways for streaming video over computer networks and video ingest solutions.

        The PCI products are PC extension boards that are inserted into the Peripheral Component Interconnect bus of a host computer. We provide software applications that operate these boards for encoding, decoding and DVB processing respectively. We also offer software development kits with which system integrators can build their own professional video applications based on our boards.

        The Media Gateways are stand-alone, integrated devices for encoding and streaming video over computer networks. They do not use the PCI platforms for encoding or decoding though they are based on similar technology. These products are remotely managed by either a web interface or an SNMP management application.

        In the quarter ending March 31, 2008 we released a new product, called the Creator, which uses the PCI encoders to provide a versatile, integrated solution for Ingest. Ingest is the process of acquiring video content for a variety of video applications.

        In the quarter ending March 31, 2009 we added to the Creator the ability to encode HD in the H.264 format and an SD only version that provides a cost-effective solution for customers who only need the SD features of the Creator.

        The Video Technologies products are sold to the broadcast, government, enterprise and post-production markets.

        In enterprise markets, the encoding and streaming products enable corporate training, videoconferencing and TV to the desktop. In the broadcast markets the ingest solutions enable the preparation of video content for Video On Demand (VOD) and non-linear-editing.

        We sell the Video Technologies products directly to end users, through OEMs and to system integrators and also through a worldwide network of distributors, resellers and value added resellers.

IPTV

        IPTV (Internet Protocol Television) is a system where a digital television service is delivered using the IP protocol including delivery by a broadband connection. For residential users, IPTV is often provided in conjunction with VOD access and VoIP (Voice Over IP). IPTV is typically supplied by a broadband operator using a closed network infrastructure.

        The primary market of the IPTV product line consists of telephone operators and internet service providers worldwide who are offering broadband and telephone services. These companies are exploring ways to leverage their existing networks to add new services, and in particular, personalized multi-channel television. These networks (sometimes called “access networks”) are typically IP enabled over digital subscriber line, or DSL, a family of digital telecommunication protocols designated to allow high speed data communication over existing telephone lines or fiber networks or combinations of these. The new services are offered to home subscribers, to organizations, gated communities or within hotels for entertainment.

        In these applications, our IPTV products are integrated in a video head-end. They receive content from various analog or digital video sources, like Betacam tape machines or satellite-receivers and distribute the content over an access network. The three key features of the IPTV products are encoding, transcoding and transrating uncompressed and/or compressed video feeds. “Encoding” means to compress an uncompressed video source (analog or digital); “Transcoding” means the conversion of a video bitstream from one compression format to another and “Transrating” is the reduction of the bitrate of the video content without changing the compression format.

        The MGW5100 is a video streaming device that can encode, transcode, transrate and recast up to 26 streams in the MPEG-1, MPEG-2, H.264 (i.e. MPEG-4 Part 10 or AVC) formats over IP and ATM networks such as DSL (Digital Subscriber Line) and optical fiber.

        The MGW1100 has a smaller form factor than the MGW5100 and supports up to 12 channels. It targets regional headends and other smaller installations where fewer channels are required.

        Our management applications for the IPTV products allow an operator to configure each device, to monitor its status and receive notifications upon malfunction. They also enable the configuration of devices for channel redundancy whereby a malfunctioning channel is substituted by a redundant channel in the event of failure. The application uses the Simple Network Management Protocol (or SNMP), commonly used by network equipment vendors, thus enabling smooth integration of our products into other management applications.

        During 2007, we added the capability to deliver closed captions, teletext and subtitles to the MPEG-2 streams generated by these products. Closed captions are the textual representation of audio tracks of the video for the purpose of translation or as a viewing aid for the hearing impaired. Government regulations in some countries, for instance in the US, require that public TV services include closed captions. The IPTV products support the insertion of closed captions into MPEG-2 streams according to the SCTE-20 and SCTE-21 specifications.

        In the quarter ended September 30, 2008 we released a new version of the MGW 5100 and MGW 1100 that supports the insertion of closed captions into H.264 streams according to Appendix D of the ATSC 53 document published by the Advanced Television Systems Committee (ATSC) which has been adopted by the industry as the preferred method for delivering DTVCC in H.264 streams.

        This version of the MGW 5100 and MGW 1100 products also implements the SAP (Session Announcement Protocol) which is a protocol defined by the IETF (Internet Engineers Task Force) that enables video transmitters to announce and video receivers to detect the media services that are available on an IP (Internet Protocol) network. Enhancements were also made to the H.264 encoder to improve the quality of streams produced at low bit-rates, including the ability to control the number of frames being encoded per second.

        In the quarter ending December 31, 2007 we released the MGW HD which is a high quality encoder for High Definition TV (HDTV) in the H.264 format for IPTV delivery and other applications. In the quarter ending June 30, 2008 we released an improved version of the product with improvements to the chassis and user interface. In the quarter ending September 30, 2008 we also enhanced the management application for our IPTV products to include user management, advanced fail-over features and more detailed feature control for the MGW HD.

        For the IPTV product line we are working on video quality improvements and cost reduction. We are also developing new features such as the ability to accept input streams over IP for transcoding in addition to the DVB inputs that are supported today. We are also developing the capability to generate two streams for each video channel, one with a high bitrate, the other with a low bitrate so that receivers can combine such streams to create a “Picture in a Picture” (PIP) effect on the display. We are also adding the capability to send output streams over Internet Protocol version 6 (IPv6) networks in addition to the IPv4 support that we have today. IPv4 is the dominant version of the Internet Protocol for packet-switched internetworks and the Internet. IPv6 is the next-generation version of this protocol.

Enterprise, Government and Military

        With the IPTV products we also address certain high-end requirements of the Enterprise, Government and Military markets for video streaming. The IPTV products are especially effective where there is a requirement to handle many channels at one location, where high availability is crucial or when transcoding or transrating are needed. These requirements are common in certain enterprise, governmental and military applications.

        In an effort to complete our streaming solutions for the Enterprise and Government markets, we have introduced the EZ TV and the MGW FlashStreamer.

        We first released the EZ TV in the quarter ending March 31, 2008. EZ TV is an application that manages the distribution and playback of video over Enterprise IP networks and networks used by Military and Government facilities. The EZ TV works with all Optibase MediaGateways and, in particular, with the IPTV encoder products. A key feature of the EZ TV system is a web-based desk top player which allows users to view 1, 4, 9 or 16 simultaneous video channels and is very simple to deploy in large numbers throughout an organization. The EZ TV also supports IP settop boxes to allow viewing on TV monitors in addition to computer monitors.

        In the quarter ending June 30, 2008 we released version 2.0 of the EZ TV that includes a Video-On-Demand (VOD) server. This version allows users to record content, to upload it to the VOD server and to view it on demand with the EZ TV desktop player. In the quarter ending March 30, 2009 we released version 2.5 of the EZ TV which includes integration with Active Directory. Active Directory is a Microsoft technology that allows network administrators to assign policies, deploy software, and apply updates within an organization. This integration allows IT (Information Technology) managers in organizations in which the EZ TV is deployed to control access to content through the existing IT infrastructure.

        In the quarter ending December 31, 2008 we released a new product called the MGW FlashStreamer. This product offers real time video encoding in the Adobe Flash format. The product’s built-in Adobe Flash Media Streaming Server supports streaming to hundreds of concurrent internet users who can view the streams on the latest Adobe Flash Player, the prominent Internet browser-based media player. This product is intended for use in e-learning and corporate applications requiring delivery of media at low bitrates over private IP networks. It is also well suited for Web TV services delivered over the public internet. In the quarter ending March 31, 2009 we released version 2.0 of the MGW Flash Streamer which includes the ability to save streams on an internal storage device and support for on-demand delivery of prerecorded content from storage. This version also allows simultaneous encoding of higher and lower bitrate versions of the same video signal and encoding to the H.264 format, which is now supported by Flash Player 9.

        During the quarters ended December 31, 2008 and March 31, 2009 we have changed the internal allocation of resources within our R&D department so as to align our products’ road map with and focus primarily in products, such as the EZ TV, which are more targeted towards the Enterprise, Government and Military markets

        Sales and Marketing

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

        Our sales efforts in North America, Central America and South America are managed by Optibase, Inc., our wholly owned subsidiary, which is headquartered in Mountain View, California. Our North American sales activities are conducted primarily through our direct sales organization, which focuses on key accounts, which include telecommunication operators, system integrators and OEM accounts that offer strategic opportunities or large volume potential. North American sales efforts are supplemented by our value added resellers, or VAR, channel, through which our products are sold directly to end-users. North America accounted for approximately 45% of our total sales in 2006, approximately 47% of our total sales in 2007 and approximately 54% of our total sales in 2008.

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

        Distributor and direct account relationships outside of North America are managed directly or indirectly from our headquarters in Israel. In Europe these distributors and customers are supported by our sales managers in Israel. This local presence approach brings with it many advantages related to culture and language. Our office in Beijing, China directs our sales efforts in China and Hong Kong and those in Japan are aided by our Japanese representative in Tokyo. In India, we sell our products through our new local sales office. Sales to Asia Pacific or APAC are managed directly from our headquarters in Israel. European sales constituted approximately 18% of our total revenues in 2006, approximately 32% of our total revenues in 2007, and approximately 21% of our total revenues in 2008, while sales in Eastern Asia, including Japan, constituted approximately 24% of our total revenues in 2006, approximately 15% of our total revenues in 2007, and approximately 21% of our total revenues in 2008. Sales in Israel and other areas outside of North America, Europe and the Far East was approximately 13% of our total revenues in 2006, approximately 6% of our total revenues in 2007 and approximately 4% of our total revenues in 2008. Please also see “Item 5.A. Operating Results” below.

Technology

        During the early 90‘s, we introduced content creating tools for the PC based on the MPEG-1 and MPEG-2 specifications. The products are comprised of software that runs on the PC and controls a PCI (Peripheral Component Interconnect) hardware encoder that is inserted in an expansion slot on the PC. The main application for these products is to create compressed audiovisual files that could be stored on CD and on DVD. These MPEG specifications standardize advanced methods for the compression, delivery and storage of digital audio and video information.

        From 1995 and onwards we also developed and marketed products that deliver video over IP networks (a process known as streaming). The first products in this family, known as Commotion, were implemented on a PC with encoder boards, similar to those used for the content creation products. From 2001 and onwards we also developed and marketed streaming products as dedicated custom servers with no keyboard, monitor or mouse that can be controlled remotely using a Web application.

With our acquisition of Viewgraphics Inc. in December 2000, we acquired expertise in DVB technology, primarily through the MediaPump product. The MediaPump is a PC PCI board whose functions are to send files over a DVB network from the PC, receive data over a DVB network to store as a file on the PC, and to provide certain processing operations for outgoing and ingoing data.

Encoder related technology

        Our video encoding technology is largely based on the MPEG-1, MPEG-2, MPEG-4 international standards and Part 10 of the MPEG-4 specification, also known as H.264 and as AVC (Advanced Video Coding). We have developed and released IPTV products for the delivery of standard definition and high definition video signals using H.264.

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

FPGA and Embedded technology

        For some of our products we have developed proprietary technology running on field-programmable gate arrays (FPGA) for processing video before encoding. Some aspects of the technology are designed to stabilize the video input before it is sent for encoding, others are designed to filter the video and derive a signal that is easier for the encoder to encode efficiently. Recent developments in this field enable the scale down of a high definition feed down to standard resolution for standard definition encoding and the extraction of closed captions information that are embedded in the video signal.

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

Management Software Technology

        As part of the development of our media gateways products we have developed management software. For some of our products we have implemented Web applications using the hyper text markup language, or HTML, which can be accessed by web browsers. For our IPTV products we have developed a comprehensive management application using SNMP. The application enables the provisioning of each device and provides monitoring and alarm generation. An important capability of this management application is the management of automatic, flexible and configurable fail-over between devices to reduce possible down-time to a minimum.

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

Enterprise Software Technology

        The EZ TV family of products is designed for users in an Enterprise environment. For these products we have developed technologies relating to simple and secure deployment of software within an organization. In particular we have developed plug-ins for our browser based media player and we have integrated the management server with Active Directory.

Adobe Flash Technology

        For the MGW FlashStreamer we have developed components that implement the Adobe Flash proprietary technology on the server and on the client. On the server side, we have developed the know how to build encoders that are Adobe Flash compliant and the ability to deliver hundreds of encoded streams concurrently to individual users. On the client side, we have integrated the Flash Player into the EZ TV player.

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

        As part of the process of product development, we work closely with current and potential customers, dealers, distributors and leading companies in relevant industries to identify market needs and define appropriate product specifications. As of June 15, 2009, our research and development department was comprised of 33 employees all of whom are located in our headquarters in Israel. Our research and development net expenses were $4.2 million in 2006, $5.4 million in 2007, and $6.4 million in 2008.

        Our research and development efforts have been financed through internal resources as well as through programs sponsored by the Israeli OCS, in the Israeli Ministry of Industry and Trade, and the European Union Research and Development Program. The total funding from these sources was $1.9 million in 2006, $1.8 million in 2007, and $1.1 million in 2008.

        Under the Encouragement of Industrial Research and Development Law, of 1984, or the R&D Law, and the terms of the OCS grants we are subject to three main obligations: (i) the obligation to locally manufacture the OCS supported products; manufacturing the OCS supported products outside of Israel, that resulted in a reduction if more than 10% of the local manufacturing rate, is subject to the OCS’s prior written approval and the payment of an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel, at an increased annual return rate; (ii) the obligation not to transfer know how, that was developed as a result of grants received from the OCS (in the course of an ‘approved plan’), outside the State of Israel; Under section 19B of the R&D Law, the Research Committee is authorized to approve the transfer of know-how, that results from research and development made in the course of an ‘approved plan’, outside of Israel pursuant to certain terms, including payment of a redemption fee; and (iii) the obligation to pay royalties to the OCS whenever we sell OCS funded products. Such sale of OCS funded products includes: (i) any contractual engagement for the purchase, transfer, lease, rent and grant of a right to manufacture, market or use the OCS funded product itself, in its development, including when such product is part of other goods; and (ii) the formation of a commitment for the provision of maintenance, installation, instruction, consulting, performance of applications services and any other OCS funded product related services. Thus, as described above, the terms of the OCS grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel at an increased annual return rate. The R&D Law permits the transfer of OCS financed technology outside of Israel, under certain conditions and subject to receipt of approval from the OCS for such transfer. Failure to comply with the R&D Law may result in cancellation of the grants received from the OCS. We may be required to refund the portion of the grant already received plus interest and we may also be subject to penalties and criminal charges. The difficulties in obtaining the approval of the OCS for the transfer of know-how and manufacturing rights out of Israel could have a material adverse effect on strategic alliances or other transactions that we may seek to enter into in the future that provide for such a transfer. Through December 31, 2008, we received grants from the OCS aggregating $7.7 million for certain of our research and development projects. As of December 31, 2008, accrued and paid royalties to the OCS totaled $4 million. As of December 31, 2008 the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $3.7 million plus interest.

        To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including payment of royalties, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

        In addition to the programs mentioned above the OCS provides royalty-free grants through the MAGNET program which provides funding for research and development collaborations between industrial companies and academic research groups, under the auspices of the Office of the Chief Scientist of the Ministry of Industry, Trade & Labor, which are subject to the R&D Law. Under the conditions of the MAGNET program, each of the members of the consortium is to provide the other members with a license to use any know how developed by the consortium, and the recipients of grants under the MAGNET program shall not be under any obligated to pay royalties to the OCS. We have already participated in two consortia under the MAGNET program, MOST and STRIMM and are currently participating in the NEGEV and Net-HD consortiums. The goal of the NEGEV consortium is to develop the infrastructure and techniques for the processing, management and delivery of content to facilitate personalized, on-demand services over broadband and mobile networks. This consortium began operation in May 2006. The Goal of Net-HD is to research and develop technologies that will effectively increase the network capacity for network providers without physically changing the underlying infrastructure, in order to provide for expected high demand for High Definition video streaming over the Internet. This consortium began operation in April 2009.

        Through December 31, 2008, we recorded grants from the MAGNET framework for participation and research in the MOST, STRIMM and NEGEV consortiums, aggregating $6.1 million.

        We are also involved in joint research projects with large European companies under the auspices of, and with financial assistance from, the European Union Research and Development Framework Programs. We have been active contributors in many such projects and have been the coordinator of three: VideoGateway, MUFFINS and TIRAMISU.

        Under the European Union Research and Development Framework Programs and the agreements signed under such programs, we are obligated to grant licenses to other participants in the project with respect to our information and/or any existing know-how held by us before entering into the project and to the results, the knowledge and any related intellectual property rights which are generated under the project. Such licenses for use purposes may be requested by the other participants in writing during the 24 months after the end of each project, after which, if not exercised, their right to request such licenses expires.

        The VideoGateway project developed a gateway between the narrow band internet and the next generation broadband internet for the purpose of offering live and on-demand video content. MUFFINS was established to investigate the problem of description, delivery and protection of rich-media content, and to propose different scenarios for using that content. The scenarios include the definition and search for the content, as well as the delivery and the related handling of rights management. TIRAMISU proposed a protected framework for the creation, delivery and consumption of audio-visual media across a wide range of hybrid networks and platforms.

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

        Through December 31, 2008 we have obtained approvals for grants for fifteen European research and development projects for a total amount of approximately $8.3 million (of which approximately $7.7 million has already been offset against research and development expenses).

Service and Support

        We believe that providing a high level of customer service and support is essential to our success. Since 2005, we have been offering our IPTV customers two types of Service Level Agreements (SLA) – Silver service and Gold service. The main differences between the two types of services is that Silver SLA service is offered during standard working hours and Gold SLA service is available for 24 hours a day, on all days of the year. The gold service level also offers an advance replacement service. Our technical support personnel provide worldwide services through each of our main offices in Israel, United States, China and India. In the United States, we provide the first-line of support through our wholly owned subsidiary, Optibase Inc., from the Mountain View office. Outside of the United States and Israel, our independent distributors provide the first-line of support in their respective territories, while in Israel, we provide a second-line of support to those customers. We also support customer inquiries via a web based Help Desk system to which all our customers are linked, on-premises support, telephone and e-mail support, and provide additional technical information on our Internet home page. We also provide a one-year warranty on our hardware products. In addition, we organize technical seminars from time to time to further enhance the technical knowledge of distributors and resellers in the use of our products.

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

❖	H.264 SD, , H.264 HD, MPEG I/II, MXF, AAC, Flash, streaming servers and HD video encoding tools provided by technological partners;
❖	Encoding and Decoding S/W's provided by Main concept;
❖	Various modules, which are integrated in our systems, both for the MGW2000, MGW200/400, MGW Flash, MGW5100, MGW 1100, MGW HD and the MGW1000 including: Encoding module by Ateme, Switches supplied by PTI (Performance Technologies Inc.), Interface by Intel, Hosts supplied by Kontron, backplane boards by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd., Elma Electronic Israel Ltd and Dan-el Technologies Ltd;
❖	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc. and TI, which are used in our MGW X100 product line and Movie Maker 400 products;
❖	Video compression chips manufactured by Magnum and NEL;
❖	Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;
❖	Freescale, Inc.'s DSPs, which are included in our decoders and encoders;
❖	A video decoding chip manufactured by IBM;
❖	SDI interface chips manufactured by Gennum;
❖	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
❖	A video processing chipset from Gennum, which is used in our MM2X0s; and
❖	Programmable devices by Altera and Xilinx, which are used in all our product lines.
❖	Servers provided by EIM Systems & Components (1999) Ltd, Intel and IBM.

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

        The principal competitors of our Video Technologies products in the Enterprise and Government markets are VBrick Systems Inc., and HaiVision. In the Broadcast markets our competitors for these products include Digital Rapids Corporation, Vela Research Inc., Dektec Digital Video B.V., VideoPropulsion, Inc. and CMI and Stradis, Inc. In the post-production market we compete with Canopus and Matrox Electronic Systems Ltd. The post-production market is also characterized by increasing indirect competition from vendors of software encoders and decoders like Digital Rapids, MainConcept GmbH and Intervideo combined with capture cards from Winnov, Inc. and Viewcast, Inc.

        The principal competitors in the IPTV market include Envivio, Inc., Thomson , Tandberg Television ASA, Harmonic Inc. and Minerva Inc. Many of these competitors have substantially greater financial, technical, and marketing resources than Optibase. Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do. Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors. Moreover, some companies in the digital video and streaming market, including some of our competitors, are participating in business combinations. These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

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

Intellectual Property

        Our future success and ability to compete are dependent, in part, upon our proprietary technology. We rely on patent, trade secret, trademark, copyright law, and confidential agreements to protect our intellectual property. Relating to technologies developed in Optibase Ltd., we hold thirteen issued patents, five granted in Israel, seven granted in the United States, and one in Europe (validated in France and the United Kingdom). We also have three pending application in the United States. In September 2005, certain patents acquired by us in the Media 100 transaction were sold to Acoustics Technology LLC. In April 2008 two patents acquired by us in the Viewgraphics transaction were sold to O.B. Digital Limited Liability Company.

Effect of Government Regulation on our Business

        Regulation of our business by the Israeli government affects our business in several ways. We benefit from certain tax incentives promulgated by the government of Israel, including programs sponsored by the OCS, in the Israeli Ministry of Industry, Trade and Labor for the support of research and development activities. We also obtained funding from the MOST, STRIMM and NEGEV consortia, which are part of the OCS MAGNET program. As of April 1, 2009 we are also members of the Net-HD consortium. The terms of the OCS grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. For further information see “Research and Development” above.

        We are subject to the Companies Law and regulations promulgated under that law, which regulate the activities of companies incorporated in Israel. Please see the “Item 3.D. Risk Factors” under the heading “Risks Related to Operating in Israel” above, as well as “Item 10. Additional Information” below, for more information on the effects of governmental regulation of our business.

4.C. ORGANIZATIONAL STRUCTURE

        Optibase has one wholly owned subsidiary: Optibase, Inc. which was incorporated in 1991 in California and is currently located in Mountain View, California. Optibase, Inc. manages our North American sales, marketing and customer support activities.

        Our sales activities in Europe (including Israel) are conducted through sales managers. In 1999 and 2000 we established offices in Japan and in China, respectively, to cultivate closer relationships with local sales forces and potential system integrators and expand our business development activities in those local markets. During 2007 we closed our office in Singapore and focused our attention on the increasing potential we see in the Chinese and Indian markets. Sales, marketing, and support of our products in Asia Pacific are managed from our headquarters in Israel. We are currently in the process of establishing a new office in India, which will focus on marketing and supporting our products in this growing market.

        In addition, we hold convertible bonds, which, if converted, will constitute approximately 32% of the issued and outstanding share capital of V.Box, a provider of Digital TV and Data Broadcast receiver equipment for Video and Data applications. We also hold, on a fully diluted basis, approximately 4.34% of Mobixell’s issued and outstanding share capital, which designs, develop and markets solutions for mobile rich media adaptation, optimization and delivery. For additional information, see “Item 4.A. History and Development of the Company” above.

4.D. PROPERTY, PLANTS AND EQUIPMENT

        Our headquarters are located in offices occupying approximately 22,216 square feet in Herzliya Pituach, Israel. Our lease for this space expires on December 31, 2009 and we expect to extend the lease for an additional year.

        Optibase, Inc.‘s headquarters occupy approximately 7,404 square feet in Mountain View, California. The current lease expires on August 31, 2009. We expect the current lease to be extended.

        We rent an office of approximately 1,496 square feet in Beijing, China. The current lease expires in December 2010.

        We rent approximately 718 square feet in India. The current lease expires on February, 2010.

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

        The Video Technologies product line includes PCI platform for encoding, decoding and interfacing with DVB networks and Media Gateways that enables a variety of content creation and streaming application. The Video Technologies products target the broadcast, government, enterprise and post-production markets.

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

        During 2008 we have continued the development of the H.264 (i.e. MPEG-4 Part 10 or AVC) encoders and transcoders by releasing quality improvements. During 2008, we have also added the capability to deliver low bitrates and low resolutions support, closed captions, teletext, subtitles and Picture In Picture support to these products. We believe that these new features will enable our customers to add new services and will increase our advantage over competitors.

        During 2007 we released the MGW HD which is a high quality encoder for High Definition TV (HDTV) in the H.264 format for IPTV delivery and other applications. H.264 offers a reduction of between 50% and 60% in bitrate compared with MPEG-2 when configured to produce comparable quality.

        In the quarter ending March 31, 2008 we added two new products to our portfolio EZ TV and Creator . EZ TV is an application that enables the distribution of IPTV over Enterprise networks and networks used by Military and Government facilities. The creator is used for building on the Video Technology PCI platforms to provide a versatile, integrated solution for Ingest. Ingest is a broad term used in the professional video industry to describe the process of acquiring video content for a variety of processing applications.

        During the quarter ended December 31, 2008 and during the quarter ended March 31, 2009 we have taken several steps in order to streamline our business and costs, including decreasing our headcount by 22% accompanied by a decrease of approximately 18% in direct personnel costs and overhead. All cost reduction measures have been implemented while minimizing any potential damage to our future business.

        We generate most of our revenues from three territories: North America, Europe, including Israel, and Asia Pacific. During 2008, these three regions accounted for 54%, 25% and 21% of our revenues, respectively.

        As of December 31, 2008, we had available cash, cash equivalents, long term investments and other financial investments net of approximately $11.4 million. As of June 15, 2009, we have available cash, cash equivalents, long term investments and other financial investments net of approximately $36.6 million. For information regarding the investment of our available cash, see “Item 5.B. Liquidity and Capital Resources” below.

        In January 2008, we purchased from certain shareholders of Scopus an aggregate of 1,380,000 ordinary shares of Scopus, representing, at that time, approximately 10% of Scopus’ outstanding shares, for an aggregate consideration of approximately $8.6 million. For further information on these agreements, see “Item 10.C. Material Contracts”. Following such transaction, we beneficially owned approximately 37% of Scopus’ issued and outstanding shares. We accounted for the investment in Scopus in accordance with the provision of APB 18, and the equity method of accounting was applied. As such, the purchase price has been allocated to the assets acquired and the liability assumed based on their fair value at the dates of acquisition. The fair values of the identified tangible and intangible assets were established based on an independent valuation study performed by a third-party specialist. The excess of the purchase price over the fair value of the net tangible and intangible assets acquired has been recorded as goodwill totaling approximately $2.7 million. During 2008, we held negotiations with Scopus for the sale of our digital video and streaming business pursuant to which a non-binding term sheet for such sale was executed on August 4, 2008. Under the term sheet, we undertook to sell our digital video and streaming business in consideration for 2.6 million of Scopus shares and up to additional 900,000 of Scopus shares based on the post-closing performance of our business. Such negotiations did not materialize into a binding agreement with Scopus. On December 23, 2008, Scopus entered into a definitive agreement with Harmonic pursuant to which Harmonic undertook to acquire Scopus by way of merger pursuant to which, each shareholder of Scopus shall receive $5.62 in cash per each outstanding share of Scopus. At the time of such agreement, we held approximately 36% of Scopus’ outstanding share capital. In connection with the said transaction, we entered into a voting agreement with Harmonic pursuant to which we undertook to vote in favor of the Merger and the transactions contemplated by the Merger Agreement. We have also agreed to grant to Harmonic a proxy and appointed certain Harmonic officers as its proxy to vote in favor of the Merger. On March 12, 2009 following the closing of the merger agreement between Scopus and Harmonic, we disposed of our entire holding in Scopus shares consisting of 5,105,223 shares representing 36.34% of Scopus then issued share capital for a total consideration of $28.7 million. As a result, during the first quarter ended March 31, 2009, we recorded other income of $4.8 million, net of equity in losses. We have also entered into an additional agreement with Scopus pursuant to which we and Scopus agree to waive any claim one another (and against Harmonic, in the case of claims by the Company) arising from or in connection with the term sheet, previously signed by the Company and Scopus, the negotiations between the parties and the termination of such negotiations. Scopus undertook in addition to reimburse the Company for certain of its expenses associated with such negotiations in the aggregate amount of $300,000.

        In addition, we hold interests in V.Box and Mobixell, see “Item 4.A. History and Development of the Company” above. During 2007, we continued to invest an additional $325,000 in V.Box, in order to retain our investment which represents approximately 32% of V.Box. The investment was made by means of a promissory note bearing no interest and no linkage differentials. Through December 31, 2007, we have impaired our investment in V.Box and the balance of the investment was $0. We did not invest additional amounts in 2008.

        We use the U.S. dollar as our functional currency. Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. In 2008, most of our revenues were denominated in U.S. dollars and we expect that a significant portion of our revenues will continue to be denominated in U.S. dollars, with a smaller portion denominated in Euros and other currencies. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time we issue the invoice for the transaction. Our headquarters are located in Herzliya Pituach, Israel; our subsidiary facilities in the United States are located in Mountain View, California. We maintain offices in China and India in order to establish and expand our local presence at the markets and use the advantages, related to culture and language, of that approach.

        On May 11, 2009, our board of directors resolved, to expand and diverse our operations and enter into the fixed-income real estate sector. At a special shareholders meeting held on June 25, 2009 our shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for caution purposes and without any obligation of the Company to do so. To date, we have yet to invest in any fixed-income real estate property.

Revenues and Sales

        The following table sets forth, for the periods indicated, the total consolidated sales (in thousands) derived from each of our product lines.

	Year Ended December 31,
Product Line	2006	2007	2008

Video Technology	$12,060	$8,923	$6,420
IPTV	5,917	14,054	13,481

Total	$17,977	$22,977	$19,901

        Our level of revenues fluctuated in recent years from $18 million in 2006, to $23 million in 2007 and to $19.9 million in 2008. The decrease in our total sales in 2008 compared to 2007 can be mainly attributed to the overall downturn in the global economy as well as the continued decrease in our Video Technology product line sales. The increase in our total sales in 2007 compared to 2006 can mainly be attributed to increase in our IPTV and IPTV related products sales which were partially offset by the decrease in our Video Technology product line sales which was a result of our continuing efforts to focus in the IPTV market and allocation of sales efforts and resources towards it. The IPTV and IPTV related products sales generated revenues of approximately $13.5 million in the 2008 compared to approximately $14.1 million in 2007 and approximately $6 million in 2006. The Video Technology product line sales generated revenues of approximately $6.4 million in the 2008 compared to approximately $8.9 million in the 2007 and approximately $12.1 million in 2006.

        Our level of net losses fluctuated in recent years from $3.1 million in 2006, to $7.2 million in 2007 and to $9.5 million in 2008. The increase in our net loss in 2008 compared with 2007 can be mainly attributed to the significant increase in our operating expenses partially offset by the increase in other and financial income and the decrease in other expenses, which reflect equity in loss of Scopus. The increase in our net loss in 2007 compared with 2006 can be mainly attributed to the significant increase in our other expenses, which reflect equity in loss of Scopus and impairment losses of V.Box, and the decrease in our financial income partially offset by the decrease in our operational loss. As of December 31, 2008, we had accumulated losses of $89.8 million.

        The following table sets forth, for the periods indicated, the percentage of total consolidated sales derived from sales into each of the regions identified in the table, regardless of the operating unit, which generated the sale.

	Year Ended December 31,
Region	2006	2007	2008

North America	45%	47%	54%
Europe	18%	31%	21%
Eastern Asia	24%	15%	21%
Other countries, including Israel	13%	7%	4%

        The portion of our revenues, as a percentage of total sales and in dollar amounts, derived from sales into North America and Eastern Asia increased in 2008 compared to 2007 while the portion of sales into Europe and other countries including Israel decreased. The increase in sales into North America and Eastern Asia can be mainly attributed to the increase of our IPTV and related IPTV products sales in these regions, on the other hand the decrease in sales into Europe can be mainly attributed to the decrease in sales volume to some countries in the region such as Latvia. We sell directly to system integrators, OEMs and value-added resellers, or VARs. Outside of North America, we also sell to distributors. Sales of our products to system integrators can involve a lengthy process and the timing of volume orders from system integrators can be difficult to forecast. As a result, revenues may fluctuate from quarter to quarter depending on the timing and volume of orders. Since these types of customers typically request initial delivery within four to eight weeks of their placement of orders, we have historically had a minimal backlog of orders.

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

Cost of revenues

        Cost of revenues consists primarily of raw material costs, costs of subcontracting manufacturing and assembly, labor expense, write-off of obsolescence inventory, royalty payments made to the Israeli OCS and other vendors, amortization of capitalized software development costs, other acquisition related costs and allocated overhead attributable to our production operations.

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

Other income (expenses), Net

        Other expenses consist primarily of equity gains or losses, capital gains or losses and other expenses or income.

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

Taxes

        As of 2008, Israeli companies are generally subject to a corporate income tax rate of 27%. The income tax rate for Israeli companies is scheduled to be reduced to 26% by 2009 and 25% by 2010. We were granted Approved Enterprise status under the Law for the Encouragement of Capital Investment, 1959 which allow us to enjoy two alternative tax benefits. Under one of the alternatives, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period depending on the level of foreign investment. See also “Item 10.E. Taxation” under the heading “Israeli Taxation- Tax benefits under the Law for the Encouragement of Capital Investment, 1959” below. The period during which we are entitled to receive these benefits is limited to seven or ten years from the first year that taxable income is generated, 12 years from commencement of production or within 14 years from the date of approval of the Approved Enterprise status. A recent amendment to the Law, which has been officially published effective as of April 1, 2005 has changed certain provisions of the Law. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). See also “Item 10.E. Taxation” under the heading “Israeli Taxation- Tax benefits under the Law for the Encouragement of Capital Investment, 1959” below.

        We have final tax assessments through the tax year 2005. On December 27, 2007 and on May 28, 2008, we received from the Israeli Tax Authorities a Tax Assessment (the “Assessment”) based upon “best judgment” for the years 2002-2003 and 2004-2005 respectively. On January 13, 2009 we signed a settlement agreement with the ITA according to which a final tax obligation of $73,000 was paid for the final tax assessments for the years 2002-2005.

        As of December 31, 2008, we had approximately $50.3 million of net operating loss carry-forwards for Israeli tax purposes which we will have to utilize before we can make use of the tax benefits arising from our “Approved Enterprise” status. These net operating loss carry-forwards have no expiration date.

5.A. OPERATING RESULTS

        The following table sets forth, for the years ended December 31, 2006, 2007 and 2008 statements of operations data as percentages of our revenues:

	Year Ended December 31
	2006	2007	2008

Revenues	100.0%	100.0%	100.0%
Cost of revenues	42.9	49.6	49
Gross margin	57.1	50.4	51
Operating expenses:
Research and development, net	23.4	23.3	32
Selling and marketing, net	46.1	34.4	45
General and administrative	11.9	9.9	14.8
Total operating expenses	81.4	67.6	91.8
Operating loss	(24.3)	(17.2)	(40.8)
Other income expenses, net	(1)	(1.4)	1.1
Financial income (expenses), net	7.8	(0.1)	1.3
loss before provision for tax	(17.5)	(18.7)	(38.4)
Provision for tax	-	(0.3)	-
Net loss after income tax	(17.5)	(19)	(38.4)
Equity in loss	-	(12.1)	(9.7)
Net loss from continuing operations	(17.5)	(31.1)	(48.1)
(Loss) Income from Discontinued Operations	0.1	(0.1)	0.1
Net loss	(17.4)%	(31.2)%	(48)%

Results of Operations for the Years Ended 2008 and 2007

        Revenues. Our revenues decreased by 13.4% to $19.9 million in 2008 from $23 million in 2007. The decrease can mainly be attributed to the decrease in our Video Technologies products sales by approximately 28% as well as the over all downturn in the global economy.

        Cost of Revenues. Cost of revenues as a percentage of revenues decreased to approximately 49% in 2008 compared to approximately 49.6% in 2007, and amounted to $9.8 million in 2008 compared to $11.4 million in 2007. The decrease can be mainly attributed to the overall lower sales volume of our products, including third parties products. Our cost of revenues may fluctuate as a percentage of revenues depending on our product mix, changes in raw materials cost and other factors.

        Research and Development Expenses, Net. Our net research and development expenses increased by approximately 18.9% to $6.4 million in 2008 from $5.4 million in 2007, net research and development expenses were approximately 32% in 2008 and approximately 23.3% in 2007. The dollar increase in research and development expenses can primarily be attributed to the increase in salaries and related costs as a result of the devaluation of the USD against the NIS related to expenses paid in our headquarters in Israel. The dollar increase can also be attributed to the increase in other expenses and the decrease of research and development grants received from the OCS, including the OCS MAGNET program, and from the European Union which decreased to approximately $1.1 million in 2008 from approximately $1.8 million in 2007.

        Selling and Marketing Expenses, Net. Our net selling and marketing expenses increased by approximately 13.5% to $9 million in 2008 from $7.9 million in 2007. As a percentage of revenues, net selling and marketing expenses increased to approximately 45% in 2008 from approximately 34.4% in 2007. The increase in selling and marketing expenses can be primarily attributed to the increase in our sales and technical support personnel, mainly in our North America office, as well as the devaluation of the USD against the NIS related to expenses paid in our headquarters in Israel. Selling and marketing expenses may continue to fluctuate as a percentage of revenues, depending, in part, on fluctuations in the level of revenues.

        General and Administrative Expenses. General and administrative expenses increased approximately by 28.8% to $2.9 million in 2008 from $2.3 million in 2007. As a percentage of revenues, general and administrative expenses increased to approximately 14.7% in 2008 from approximately 9.9% in 2007. The increase in dollar amount can be mainly attributed to an increase in our expenses for legal expenses, professional services and consulting.

        Operating loss. As a result of the foregoing, we recorded operating loss of $8.1 million in 2008 compared with an operating loss of $4 million in 2007. The increase in the operational loss can be primarily attributed to the decrease in our revenues and the overall increase of our operating expenses.

        Other Income (Expenses), Net. We recorded other income, net, of $218,000 in 2008, compared to other expenses, net of $327,000 in 2007. In 2008 we recorded other income from the sale of certain patents while in 2007 we recorded expenses totaling approximately $325,000 of impairment losses in respect of our investment in V.Box.

        Financial Income (Expenses), Net. We recorded financial income, net of $270,000 in 2008, compared with financial loss of $31,000 in 2007. The change can be attributed to lack of impairment charges we recorded in connection with some of our structured notes and corporate bonds in 2007. The change can be also attributed to the decrease in our utilized portion of credit lines during the year compared to 2007.

        Taxes Income (Expenses), Net. Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 (“FIN 48”). Under the requirements of FIN 48, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, no provision for taxes was recorded during 2008. During 2007 we have recorded a provision for taxes of approximately $73,000.

        Equity in loss. In connection with our investment in Scopus we recorded equity in loss of approximately $1.9 and $2.8million in 2008 and 2007 respectively, as a result of our conclusion that our investment in Scopus qualifies for use of the equity method.

        Net Income (Loss) from Continuing Operations. We recorded net loss of $9.6 million in 2008, compared with a net loss of $7.1 million in 2007. The increase in our net loss from continuing operations can be mainly attributed to the decrease in revenues and the overall increase in our operating expenses partially offset by the decrease in equity in loss from $2.8 million in 2007 to $1.9 million in 2008.

        Discontinued Operation. In the fourth quarter of 2006 based on recent assessments and in accordance with the guidance of SFAS 144 and EITF 03-13, we have decided to present the Digital Non Linear product line operation, which was sold in the third quarter ending September 30, 2005, as discontinued operations. Net income related to discontinued operation in 2008 totaled to $20,000, compared to net loss of $30,000 in 2007.

        Net Income (Loss). We recorded net loss of $9.5 million in 2008, compared with a net loss of $7.2 million in 2007. The increase in our net loss can be mainly attributed to the decrease in revenues and the overall increase in our operating expenses partially offset by the decrease in equity in loss from $2.8 million in 2007 to $1.9 million in 2008.

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

        Research and Development Expenses, Net. Our net research and development expenses increased by approximately 27.4% to $5.4 million in 2007 from $4.2 million in 2006, while remaining relatively the same as a percentage of revenues, net research and development expenses were approximately 23.3% in 2007 and approximately 23.4% in 2006. The dollar increase in research and development expenses can primarily be attributed to the increase in salaries and related costs mainly as a result of an increase in our research and development headcount. The dollar increase can also be attributed to the increase in other expenses mainly subcontractors costs. Research and development grants received from the OCS, including the OCS MAGNET program, and from the European Union decreased to approximately $1.8 million in 2007 from approximately $1.9 million in 2006.

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

        Other Income (Expenses), Net. We recorded other expenses, net, of $327,000 in 2007, compared to other expenses, net of $171,000 in 2006. In 2007 and 2006 we recorded expenses totaling approximately $325,000 and $173,000, respectively, of impairment losses in respect of our investment in V.Box.

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

        Equity in loss. In connection with our investment in Scopus we recorded equity in loss of approximately $2.8million in 2007 , as a result of our conclusion that our investment in Scopus qualifies for use of the equity method.

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

        Revenues from product sales in which the software is incidental to the hardware are recognized in accordance with Staff Accounting Bulleting No. 104, “Revenue Recognition in Financial Statements” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. Upon delivery, titles and risks are transferred to the customer and no significant obligations exist after delivery has occurred. Estimated warranty costs, which are insignificant, are based on our past experience and are accrued in the financial statements.

        Revenues from sale of products that include post customer support are recognized in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is VSOE of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered.

        Revenues from sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Output Method”, upon completion of milestones, when collectability is probable. After delivery of milestone, if uncertainty exists about customer acceptance, revenues are not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified.

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

Allowance for doubtful debts

        We review on a continuing basis the ability to collect on the trade accounts receivable and the adequacy of the allowance for doubtful debts against the trade receivables. We specifically analyze customer accounts, account receivable aging reports, history of bad debts and the business or industry sector to which they belong, customer concentrations, customer credit-worthiness, current economic trends and any other pertinent factors that come to light and to our attention. Generally a provision will be made when a trade receivable becomes 90 days past due. In exceptional cases, a provision after 90 days past due will be waived when, after due diligence with the customer, we are confident that the receivable is still collectible and the customer has demonstrated that payment is forthcoming. In addition, we provide approximately 2% of the trade receivable amount as a general provision for doubtful debts. As of December 31, 2008, our provision for doubtful debt was approximately $355,000.

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

Impairment of Long- Lived Assets

        We periodically evaluate our goodwill and long-lived assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses.

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

Impairment and classifications of marketable securities investments

        During the first quarter of 2008, we realized our entire investment in corporate bonds and structured notes. Previously all marketable securities investments were classified as available for sale and recorded at fair value, and unrealized investment gains and losses were reflected in shareholders’ equity. Investment income or losses were recorded when earned. Investments were reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments were determined to be impaired, a capital loss was recognized at the date of determination. Testing for impairment of investments also required significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value was other than temporary were the key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments were made when new information became known, and any resulting impairment adjustments were made at that time.

Accounting for equity-based compensation

        Effective January 1, 2006, we adopted FASB Statement No. 123(R), “Share-Based Payment,” (SFAS 123(R)). FSFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and related interpretations, and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Pro-forma disclosure is no longer an alternative. In 2007, we recognized equity-based compensation expense under SFAS 123(R) in the amount of approximately $1 million.

        As of December 31, 2008, we had $410,000 of unrecognized compensation expense related to non-vested shares options and non-vested restricted shares awards. For options granted before January 1, 2006, and which had graded vesting, we recognized compensation expenses, based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were accounted for as they occurred, but have been estimated with the adoption of SFAS 123(R) for those awards not yet vested. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

Income taxes

        Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, we must review all of our tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. As of January 1, 2007 there was no material difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the retained earnings.

        Prior to 2007 we determined our tax contingencies in accordance with SFAS 5, Accounting for Contingencies, or SFAS 5. We recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

Recent Accounting Pronouncements

        In December 2007, the FASB issued Statement No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company expects SFAS 141R will have an impact on its consolidated financial statements when adopted, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date.

        In December 2007, the FASB issued SFAS 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

        In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). Collectively, the two staff positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 2t, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP FAS 157-2.

        In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of FSP FAS 142-3 on its consolidated financial statement.

        Conditions in Israel

        We are incorporated under the laws of the State of Israel, and our principal offices and substantially all research and development and manufacturing facilities are located in Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, since September 2000, there has been a high level of violence between Israel and the Palestinians. Recently, there has been a further escalation in violence among Israel, Hamas, a militant group responsible for many attacks into Israel, the Palestinian Authority and other groups. In addition, in July 2006, the Israeli army was engaged in extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. These developments have further strained relations between Israel and the Palestinian Authority. Any armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and could adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations. Certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

        Generally, all male adult citizens and permanent residents of Israel under the age of 45 are obligated to perform military reserve duty which may amount to lengthily periods of time. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since our inception, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect of any expansion or reduction of such obligations on us.

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

        As of June 15, 2009, the inflation rate in Israel has increased at a rate of 1.2% and the NIS had devaluated against the dollar by approximately 4.3%. The deflation rate in Israel was approximately 0.1% in 2006, the inflation rate in Israel was approximately 3.4% in 2007, and the inflation rate was approximately 3.8% in 2008. At the same time the appreciation of the NIS against the dollar was approximately 8.2% in 2006, approximately 9.0% in 2007, and approximately 1.1% in 2008. As a result of this differential, we experienced an increase in the dollar costs of operations in Israel in each of the years 2006, 2007 and 2008, all of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a significant portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

5.B. LIQUIDITY AND CAPITAL RESOURCES.

        We have funded our operations primarily through private and public sales of our equity securities, banks credit, research and development grants from, among others, the Commission of the European Union and the OCS. As of December 31, 2008, we had cash, cash equivalents, long term investments and other financial investments net of $11.4 million. Our operating activities used cash of $3.3 million, $3.9 and $3.7 million in 2008, 2007 and 2006 respectively. Cash used by operating activities in 2006 was primarily the result of our net loss for the period, as adjusted for compensation related to the grant of option and restricted shares, depreciation and amortization and net changes of our working capital mainly decrease in trade payables partially offset by the decrease in accrued expenses and other accounts payables. Cash used by operating activities in 2007 was primarily the result of our net loss for the period, as adjusted for compensation related to the grant of option and restricted shares, depreciation and amortization, impairment of long term investments and other assets acquired partially offset by the net changes of our working capital mainly decrease in deferred revenues, accrued expenses and other accounts payables and an increase in inventory partially offset by the increase in trade payables. Cash used by operating activities in 2008 was primarily the result of our net loss for the period, as adjusted for compensation related to the grant of option and restricted shares, depreciation and amortization, equity in loss of Scopus and the net change in our working capital partially offset by the realized gain on the sale of our available-for-sales marketable securities and the decrease in our accrued severance pay, net.

        Net cash used in investing activities in 2008 reflects primarily the purchase of property and equipment totaling $240,000. During 2008 we also received $8.5 million from the redemption of available-for-sale marketable securities and we have used $8.6 million to invest in affiliates. Net cash provided from investing activities in 2007 and 2006 reflects primarily the result of the redemption of available for sale marketable securities partially offset by investing in companies and purchase of fixed assets. In 2007 our investing activity provided $14.9 million mainly as a result of proceeds from sale of available-for-sale marketable securities totaled to $36.1 million, partially offset by $20.4 million which was used for an investment in companies and $945,000 which was used for a purchase of property and equipment. In 2006 our investing activity provided $1.2 million mainly as a result of proceeds from sale of available-for-sale marketable securities totaled to $2.1 million, partially offset by $716,000 which was used for a purchase of property and equipment and $175,000 which were used for an investment in a company.

        Net cash provided from financial activities in 2008 was primarily the result of a private placement of 2,816,901 of our ordinary shares to Mr. Shlomo (Tom) Wyler, the President, Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered as our controlling shareholder, in consideration for $5 million in cash., slightly offset by a decrease of $634,000 in bank credit. Net cash used in financial activities in 2007 reflects primarily the decrease of approximately $3 million in bank credit, partially offset by proceeds from exercise of stock options in the amount of approximately $225,000. Net cash provided by financing activities in 2006 reflects primarily the net proceeds from the exercise of stock options approximately in the amount of $498,000 and the increase in bank credit by approximately $2.4 million. As of December 31, 2008, we have an authorized credit line in the amount of $921,000 (none of which was utilized). We have an agreement with Clal Credit Insurance Ltd. for the provision of insurance against default on outstanding receivable balances.

        As of December 31, 2008, our available cash including cash, cash equivalent, short-term investments in marketable securities net was $11.4 million. As of June 15, 2009, we have available cash, cash equivalents, long term investments and other financial investments net of approximately $36.6 million. The increase is mainly attributed to the disposal of Scopus’ shares for a total consideration of approximately 28.7 million, partially off set by the cash used by us for operating and investment activities. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. treasury and government agency obligations (Government Securities); (ii) money market instruments of domestic and foreign issues denominated in U.S. dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues (Money Market Instruments); (iii) up to 40% of the Company’s assets, excluding Government Securities, cash and Money Market Instruments, or any combination of the following: (a) corporate notes and bonds rated investment grade (BAA/BBB- and above) on the date of their purchase, provided that investments in any one corporation or entity will not exceed $3 million; (b) investments in bonds and notes with lower rating then BBB- and higher rating of B, on their purchase date, provided that investments in any one corporation or entity will not exceed $1 million; (c) various financial instruments including structure range note products issued by a rated institution (A and above) in which the interest income may be subjected to changes in interests rate; (d) hedge funds up to $5 million of total portfolio pursuant to the following guidelines: (1) volatility below 10%; (2) minimum 5 years of positive performance; (3) low beta; (4) positive sharp ratio; (5) size of fund of at least $1 billion; (e) hedging transactions in order to protect us against currency fluctuations between the US dollar and the NIS as relates to up to $3 million operating expenses of the Company; and (f) purchasing of leading foreign currencies. The investment policy prohibits us from engaging in any non-business related investment activity that would be considered speculative according to the principles of conservative investment management and limits the borrowing for investment to no more than 25% of the investment principal. According to the investment policy, the maximum maturity of individual securities in the portfolio has no limitation and the weighted-average days to maturity of the portfolio may not exceed 10 years. For securities that have put, reset or expected average maturity dates, the put, reset or expected average maturity will be used, instead of the final maturity dates, for maturity limit purposes. The investment guidelines are to be reviewed periodically by our board of directors with the President and the Chief Financial Officer. In addition, our President and Chief Financial Officer and his authorized employees are responsible for the managing investments subject to strict adherence to these guidelines. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

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

5.C. RESEARCH AND DEVELOPMENT

        Research and development expenses, net, consist primarily of labor expenses, development-related raw materials and subcontractors’ services and related overhead, offset by grants. Our net research and development expenses have increased from $4.2 millions in 2006 to $5.4 million in 2007 and to $6.4 million in 2008. As a percentage of revenues, our net research and development expenses changed to approximately 32% in 2008 from approximately 23.3% in 2007 and approximately 23.4% in 2006. Our level of research and development expenses increased over the years. The increase in research and development expenses between 2008 and 2007 can primarily be attributed to the decrease in our research and development grants received from the OCS and the European Union and the increase in compensation expenses due to the devaluation of the USD against the NIS. The increase in research and development expenses between 2007 and 2006 can primarily be attributed to the increase in salaries and related costs mainly as a result of an increase in our research and development headcount. The increase can also be attributed to the increase in other expenses mainly subcontractors costs. Research and development grants totaled $1.1 million in 2008, $1.8 million in 2007 and $1.9 million in 2006.

        For grants received from certain entities, see “Item 4.B. Business Overview – Research and Development” above.

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

        Our financial income affected by changes in the 6-month Libor rate, see “Item 3.D. Risk Factors” under the heading “Risks Relating to the Economy, Our Financial Condition and Shareholdings” above and “Item 11 Quantitative and Qualitative Disclosure about Market Risk – Investment Risk” below. During 2008 we have disposed of all of our investments in structure notes and corporate bonds.

        We have been operating at a loss since the quarter ended December 31, 2000. We were able to return to profitability in the quarter ended June 30, 2003, and remain profitable until the quarter ended March 31, 2004. Since the quarter ended June 30, 2004 and until the quarter ended December 31, 2008 we returned to operate in loss. If global economic conditions worsen resulting in weakening the demand for our products, we may not be able to return to profitability in 2009.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Set forth below are our contractual obligations and other commercial commitments as of December 31, 2008:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years

Long-Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Leases	1,511	1,144	367	-	-
Purchase Obligations	-	-	-	-	-
Severance pay	2,215	-	-	-	2,215
Other Long-Term Obligations	-	-	-	-	-

Total Contractual Cash	3,726	1,144	367	-	2,215
Obligations

	Amount of Commitment Expiration Per Period (USD in thousands)
Other Commercial Commitments	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years

Lines of Credit	921	-	921	-	-
Standby Letters of Credit	-	-	-	-	-
Guarantees	168	-	168	-	-
Standby Repurchase Obligations	-	-	-	-	-
Other Commercial Commitments	-	-	-	-	-

Total Commercial Commitments	1,089	-	1,089	-	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position

Shlomo (Tom) Wyler (1)	58	President, Chief Executive Officer and Executive Chairman of the Board of Directors.
Amir Philips	41	Chief Financial Officer
Yaron Comarov	44	Vice President of Operations
Yossi Aloni	40	President of Optibase Inc and Vice President of Marketing
Udi Shani	41	Executive Vice President of International Sales
Ehud Ardel	41	Vice President of Research and Development
Nir Shalev	41	Vice President of Marketing
Eli Garten	31	Vice President of Product Management
Dana Tamir-Tavor (2)	60	Director
Orli Garti Seroussi (1)(2)(3) (4)	49	Director
Alex Hilman	56	Director
Itzik Wulkan (3) (2) (4)	58	Director

On March 3, 2008, Ms. Orna Gil-Bar Shir resigned from her position as our Vice President of Human Resources.
On March 12, 2008 Mr. Meir Sudry resigned his position as our Vice President of Professional Services and Projects
On April 27, 2008, Mr. David Sackstein resigned from his position as our Chief Technical Officer.
On February 12, 2009, Mr. Eli Sharon resigned from his position as our Vice President Research and Development.

(1)	Member of the investment committee
(2)	Member of the audit committee
(3)	Member of the compensation committee
(4)	External Director

        Shlomo (Tom) Wyler serves as a President, Chief Executive Officer and Executive Chairman of our Board of Directors. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange, financial futures and real-estate. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Amir Philips serves as our Chief Financial Officer. Mr. Philips has been serving in this position since May 2007. Prior to this position, Mr. Philips served as Vice President Finance of Optibase Inc. from July 2004. From 2000 until 2004, Mr. Philips held the position of Group Controller and Financial Manager at Optibase Ltd. Before joining Optibase, Mr. Philips was an accountant and auditor at Lotker Stein Toledano and Co., currently a member of BDO Ziv Haft. Mr. Philips is a Certified Public Accountant in Israel. He holds a B.B. degree in Accounting and Business Management from the Israeli College of Management.

        Yaron Comarov serves as our Vice President of Operations. Mr. Comarov has been serving in this position since 2000. Prior to his present position, Mr. Comarov served as our Director of Operations, a position he has held since joining the Company in 1994. Before joining us, Mr. Comarov worked as an Operations and Project Manager at Israel Aircraft Industries. Mr. Comarov holds a B.Sc. degree in information systems and industrial engineering from the Technion Israel Institute of Technology and an MBA degree from Boston University.

        Yossi Aloni serves as President of Optibase Inc. and as our Vice President of Marketing. Mr. Aloni joined Optibase in May 2005 as Director of Broadcast Solutions. In January 2006 he was appointed as Director of Projects, in May 2006 he was appointed as Vice President of Marketing, and in January 2008 he was appointed as President of Optibase Inc. Previously, from 1998 to 2005, Mr. Aloni served as Director of Engineering/Chief Engineer at Telad, an Israeli channel originator. Prior to his appointment, he was Head of Post-Production at Telad. During his career in the video arena over almost two decades, Mr. Aloni also served as Technical Manager at Feltronics, and Golden Channels and Co., as well as Head of the Video Section in the Israel Defense Forces.  Mr. Aloni earned his B.Sc. in Computer Science from the Weizmann Institute of Science.

        Udi Shani serves as our Executive Vice President International Sales and Technical Support. Mr. Shani joined Optibase in 1999 as regional sales manager. In 2001, he was appointed as AVP of European Sales, in 2002 he relocated to North America where he founded and managed the Americas IPTV sales force, and in 2005 Mr. Shani returned to Israel and was appointed Executive Vice President International Sales. Prior to joining Optibase, Mr. Shani served as sales and marketing manager at Eden Telecom Ltd. and as sales manager at Muller Co. Mr. Shani holds a B.A. in Business Administration from the Israeli College of Management and an MBA from Manchester University.

        Eli Sharon served as vice president Research and Development until his resignation on February, 2009. Mr. Sharon joined Optibase in 2007. Prior to joining Optibase, Mr. Sharon served as Director of System Engineering and Program Manager at DBS Satellite Services (1998) Ltd. (YES), the leading satellite television provider in Israel. Mr. Sharon holds a Bachelor of Technology in Electronic Engineering and Communication from Ariel University, Israel.

        Ehud Ardel serves as our vice president Research and Development. Mr. Ardel has been with Optibase since 2000. Prior to his present position, Mr. Ardel served as a System Engineering Manager and Professional Services Manager. Before joining Optibase, Mr. Ardel held the position of System Engineer in a large military project on behalf of IAF (Israeli Air Force) and an IAF System Engineer in the military classified network system. Mr. Ardel holds BScEE (Control and Communications) from Tel-Aviv University.

        Nir Shalev serves as our vice president Marketing. Mr. Shalev joined Optibase in 2006 as Director of Product Marketing. Prior to Optibase, Mr. Shalev served as Director of Engineering at Hot Telecom Ltd. (Hot) the leading cable provider in Israel. Mr. Shalev is responsible for product definition, product marketing management and marketing communications activities. Mr. Shalev holds a practical engineer diploma in Electronic and Computer Science from Tel Aviv University.

        Eli Garten serves as our vice president of Product Management since April 2009. Mr. Garten joined Optibase in 2002 and relocated to North America in 2005. Mr. Garten overseas the Product Managers team and is responsible for Optibase’s wide range of encoding and streaming solutions. Mr. Garten brings more than 12 years of experience in audio/video compression and IPTV solutions. Mr. Garten holds a BA in Computer Science from the Interdisciplinary Center (IDC) in Herzliya.

        Dana Tamir-Tavor joined our board of directors in September 2000. Presently, Ms. Tamir serves as the Chief of Staff of the VAS Group in Comverse after having served as the co-manager of the Indian offshore operation for Comverse. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury Interactive Corp. Prior to that Ms. Tamir managed and executed large-scale Command Control & Communication real-time systems for the Israeli Defense Forces and European armies.

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

        Itzik Wulkan joined our board of directors in December 17, 2007, as an external director. Mr. Wulkan is an independent entrepreneur and has over 30 years of experience in various aspects of Hi-Tech industry at senior positions in leading Israeli corporations (among others Vice-President of Business Development Wireless at Audiocodes Ltd.; Vice-President of Business Development MMA group at Comverse; founder and head of R&D and project department at Tadiran Switching). Mr. Wulkan holds an MBA degree from Tel Aviv University and a B.Sc degree in electrical engineering from the Technion – Israeli Technological Institute.

6.B. COMPENSATION.

        The aggregate remuneration we paid to all persons as a group (14 persons) who served in the capacity of director or executive officer in the year ended December 31, 2008, including compensation to directors and officers whose employment was terminated during 2008, was $1.52 million, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for vehicles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2008, 12 persons served in the capacity as directors or executive officers in our Company and beneficially owned as of such date, options to purchase an aggregate of 15,000 ordinary shares which have not vested on June 15, 2009 or within 60 days thereafter. The exercise price of the options was $3.16, the vesting period is spread out over a 4-year period and the expiration date of such options is generally 7 years as of their date of grant, except for two of our directors and executive officers which their options will be fully vested after the second anniversary as of the date of grant of their option. In addition, as of June 15, 2009, our directors and executive officers beneficially owned 7,574,384 shares (of which 761,517 shares are issuable upon exercise of options that are currently vested or will vest within 60 days as of June 15, 2009).

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

        Subject to statutory limitations, our articles of association provide that we may insure the liability of our directors and offices to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid we may enter into a contract to insure the liability of our directors and officer for an obligation imposed on such director or officer in consequence of an act done in his capacity as a director or officer of Optibase, in any of the following cases:

❖	A breach of the duty of care vis-a-vis us or vis-a-vis another person;
❖	A breach of the fiduciary duty vis-a-vis us, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;
❖	A monetary obligation imposed on him or her in favor of another person;
❖	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our director or officer.

        Our articles of association further provide that we may indemnify our directors and officers, to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid, we may indemnify our directors and officers for liability or expense imposed on them in consequence of an action made by them in the capacity of their position as directors or officers of Optibase, as follows:

❖	Any financial liability he or she incurs or imposed on him or her in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.
❖	Reasonable litigation expenses, including legal fees, incurred by the director or officer or which he or she was ordered to pay by a court, within the framework of proceedings filed against him or her by or on behalf of Optibase, or by a third party, or in a criminal proceeding in which he or she was acquitted, or in a criminal proceeding in which he or she was convicted of a felony which does not require a finding of criminal intent.
❖	Reasonable litigation expenses, including legal fees he or she incurs due to an investigation or proceeding conducted against him or her by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him or her and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.
❖	Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify a director or officer of Optibase.

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

        Our articles of association further provide that we may exempt a director in advance and retroactively for all or any of his or her liability for damage in consequence of a breach of the duty of care vis-a-vis Optibase, to the fullest extent permitted by the Companies Law. Notwithstanding the foregoing, the Companies Law prohibits a company to exempt any of its directors and officers in advance from their liability towards such company for the breach of its duty of care in distribution, as defined in the Companies Law, for such company’s shareholders (including distribution of dividend and purchase of such company’s shares by the company or an entity held by it).

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

6.C. BOARD PRACTICES

        Pursuant to our articles of association, our board of directors is required to consist of three to nine members. Directors are elected at the annual general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at such meeting. Each director holds office until the annual general meeting of shareholders following the annual general meeting at which the director was elected or until his or her earlier resignation or removal. A director may be re-elected for subsequent terms. At present, our board of directors consists of five members, including two external directors appointed in accordance with the Israeli law requirements, as detailed herein. Our articles of association provide that our directors may at any time and from time to time, appoint any other person as a director, either to fill in a vacancy or to increase the number of members of our board of directors.

        Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the particulars of such company and its activities. A director with “accounting and financial expertise” is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company’s financial statements and stimulate discussion regarding the manner of presentation of the financial data. Our board of directors resolved on March 30, 2006 that the minimum number of directors with accounting and financial expertise appropriate for us in light of the size of the board of directors and nature and volume of the Company’s operations is one director (such director may serve as an external director, see below).

External Directors

        Under the Companies Law, Israeli public companies are required to appoint at least two external directors to serve on their board of directors. Our shareholders approved in December 2007 the appointment of Mr. Itzhak Wulkan and Ms. Orly Garti-Seroussi as our external directors, for a three-year term. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors, See “Committees of the Board of Directors” below.

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

        A director with “accounting and financial expertise” is a person that in light of his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him or her to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following:

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

        Our external directors are Mr. Itzhak Wulkan and Ms. Orly Garti Seroussi.

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

        The rules of NASDAQ currently applicable to foreign private issuers such as us require us to establish an audit committee of at least three members, comprised solely of independent directors. All of the members of the audit committee must be able to read and understand basic financial statements, and at least one member must have experience in finance or accounting, requisite professional certification in accounting or comparable experience or background. The board has determined that Ms. Orly Garti-Seroussi is an audit committee financial expert as defined by applicable Securities and Exchange Commission, or the “SEC” or “Commission” regulation. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

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

6.D. EMPLOYEES

        As of June 15, 2009, we had 103 employees, including employees in our subsidiary and regional offices, of whom approximately 12 are part-time employees. The following is a comparison of the breakdown of our employees by division and location, for the years ended December 31, 2008, 2007 and 2006.

Division	December 31,
	2006			2007			2008
	US	Israel		US	Israel		US	Israel

Research & Development	-	44		-	48		-	39
Sales and Technical Marketing	11	23	(1)	8	23	(2)	12	19	(3)
Marketing	1	10		2	7		3	7
Operations	3	24		3	24		-	19
General and Administrative, Finance and Human Resources	4	12		3	14		3	12
Total	19	113		16	116		18	96
	132			132			114

(1)	This number includes 9 employees in Asia.
(2)	This number includes 8 employees in Asia.
(3)	This number includes 8 employees in Asia.

        The number of employees as of December 31, 2008 had decreased from December 31, 2007. The decrease is mainly the result of the reduction in work-force implemented across all departments in the Company during the quarter ended December 31, 2008. The number of employees as of December 31, 2007 remained the same as the number as of December 31, 2006. Nevertheless, there were some slight changes in the number of employees by department as shown in the table above.

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

6.E. SHARE OWNERSHIP

        As of June 15, 2009, our current directors and executive officers (12 persons)) beneficially owned an aggregate of 7,574,384 ordinary shares of our Company of which 761,517 shares are issuable upon exercise of options that may be exercisable within 60 days of June 15, 2009. Such number excludes 33,000 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which have not vested as of June 15, 2009 or 60 days thereafter and have no voting and equity rights. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares. See “Item 7.A. Major Shareholders” for more information regarding Mr. Wyler’s holdings.

Incentive Plans

        Since 1990, we have granted options to employees and directors to purchase ordinary shares at exercise prices ranging from $0.17 to $32.00. As of June 15, 2009, options and warrants to purchase 1,191,954 of our ordinary shares were outstanding, with exercise prices ranging from $1.95 to $6.625 per share. As of June 15, 2009, 1,167,178 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally 7 years from the date of their grant. As of December 31, 2008 the number of options outstanding and reserved for issuance under our plans was 1,506,687 and 1,915,088, respectively. The following table shows the number of options outstanding and reserved for issuance under each of our incentive plans, as of June 15, 2009 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance

1999 Plans	829,453	1,934,159
2001 Non-statutory share option plan	362,501	295,662
Total options	1,191,954	2,229,821

Plan	Number of shares outstanding	Number of shares reserved for issuance

2006 Israeli Incentive Compensation Plan	33,000	136,450
Total shares	33,000	136,450

The following is a description of our incentive plans currently in effect.

1999 Plans

        In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the “1999 Plans” both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. As of June 15, 2009, an aggregate of 1,934,159 ordinary shares has been reserved for issuance under this plan, and 829,453 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2001 Non-statutory Share Option Plan

        In April 2001, our board of directors approved the adoption of the 2001 Non-statutory Share Option Plan, the purpose of which is to attract and retain the best available personnel, to provide additional incentive to employees and consultants and to promote the success of our business. The options to be granted under the plan are limited to non-statutory options, thus no incentive stock options are granted under the plan. In addition, we grant options only to employees pursuant this plan, thus excluding officers and directors from the plan. As such, we do not need shareholder approval of this plan under U.S. laws or applicable Nasdaq rules. As of June 15, 2009 an aggregate of 295,662 ordinary shares has been reserved for issuance under this plan, and 362,501 were granted and are outstanding. The plan otherwise has terms similar to those contained under the 1999 U.S. Plan.

2006 Israeli Incentive Compensation Plan

        In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. As of June 15, 2009 or within 60 days thereafter, an aggregate of 136,450 ordinary shares has been reserved for issuance under the 2006 Plan, and 33,000 were granted and are outstanding.

        NASDAQ Listing Rules permit foreign private issuers to follow home country practices in regard to certain requirements, including the requirement to obtain shareholder approval in connection with the establishment of certain incentive plans. In June and September 2006, we notified Nasdaq that we elected to follow home practices with regard to the adoption of, and the amendment to, the 2006 Plan. Accordingly, the adoption of, and the amendment to, the 2006 Plan were not approved by our shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

        The following table sets forth certain information known to the Company regarding the beneficial ownership of our outstanding ordinary shares as of June 15, 2009 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons.

Name of Beneficial Owner	No. Of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo (Tom) Wyler(2)	7,063,448	42.0
Arthur Mayer - Sommer(3)	1,200,000	7.26
Prescott Group Capital Management, L.L.C. (4)	2,004,698	12.14
Shareholding of all directors and officers as a
group (12 persons) (5)	7,574,384	43.84

(1)	Number of shares and percentage ownership is based on 16,517,708 ordinary shares outstanding as of June 15, 2009. Such number excludes: (i) 363,573 ordinary shares held by us or for our benefit, and (ii) 33,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of June 15, 2009 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)	Mr. Shlomo (Tom) Wyler currently serves as a President, Chief Executive Officer and Executive Chairman of our Board of Directors. The information is based on Schedule 13D filed by Mr. Wyler on August 18, 2008. Includes 6,763,448 ordinary shares, 200,000 ordinary shares issuable upon exercise of options currently exercisable with an exercise price of $2.38 per option and expiration date of December 2009 and 100,000 ordinary shares issuable upon exercise of option exercisable within 60 days of June 15, 2009 with an exercise price of $6 per option and expiration date of December 2011, 6,000 ordinary shares held by a trustee for the benefit of Mr. Shlomo (Tom) Wyler under our 2006 Plan, which have not vested as of June 15, 2009 or within 60 days thereafter and do not acquire any voting or equity rights.

(3)	To our knowledge, the information is accurate as of June 15, 2009 and is based on the website of NASDAQ online whose address is www.nasdaq.net.

(4)	The information is accurate as of December 23, 2008 and based on Schedule 13G filed with the SEC by, among others, Prescott Group Capital Management, L.L.C. (“Prescott Capital”) on January 6, 2009. The number of shares consists of 2,004,698 ordinary shares of the Company purchased by Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and together with Prescott Small Cap, the “Small Cap Funds”) through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 2,004,698 ordinary shares of the Company held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 2,004,698 ordinary shares of the Company held by Prescott Master Fund.

(5)	Includes 6,812,867 ordinary shares and 761,517 ordinary shares issuable upon exercise of options exercisable within 60 days of June 15, 2009. Excludes 33,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on June 15, 2009 or within 60 days thereafter and do not acquire any voting or equity rights.

Significant changes in the ownership of our shares.

        The following table specifies significant changes in the ownership of our shares held by Shlomo (Tom) Wyler. This information is based on Schedules 13D filed by Shlomo (Tom) Wyler during the period beginning on January 1, 2006, regarding ownership of our shares, and to date:

Beneficial Owner -	Date of filing	No. Of Shares Beneficially Held

Shlomo (Tom) Wyler	May 27, 2006	2,401,838
Shlomo (Tom) Wyler	June 25, 2008	5,218,739
Shlomo (Tom) Wyler	August 14, 2008	6,761,448

        The following table specifies significant changes in the ownership of our shares held by Avraham and Moshe Namdar. This information is based on Schedules 13D filed by Avraham and Moshe Namdar during the period beginning on January 1, 2006, regarding ownership of our shares, and to date:

Beneficial Owner -	Date of filing	No. Of Shares Beneficially Held

Avraham and Moshe Namdar	May 27, 2006	372,238

        The following table specifies significant changes in the ownership of our shares by Bricoleur Capital Management LLC. This information is based on Schedule 13G filed by Bricoleur Capital Management LLC during the period beginning on January 1, 2006, regarding ownership of our shares and to date:

Beneficial Owner -	Date of filing	No. Of Shares Beneficially Held

Bricoleur Capital	February 13,2006	55,029
Management LLC	June 25, 2008	212,071	*

* To the best of our knowledge, the information is provided as of June 25, 2008 and is based on the website of NASDAQ online whose address is www.nasdaq.net.

        The following table specifies significant changes in the ownership of our shares by Kern Capital Management LLC. This information is based on Schedules 13G filed by Kern Capital Management LLC during the period beginning on January 1, 2006, regarding ownership of our shares, and to date:

Beneficial Owner -	Date of filing	No. Of Shares Beneficially Held

Kern Capital	February 14,2006	1,623,300
Management LLC	February 14,2007	1,964,400
	June 11, 2007	1,040,300
	February 14,2008	-

        The following table specifies significant changes in the ownership of our shares by MKM Longboat Capital Advisors LLP. This information is based on Schedule 13G filed by MKM Longboat Capital Advisors LLP during the period beginning on January 1, 2006, regarding ownership of our shares, and to date:

Beneficial Owner -	Date of filing	No. Of Shares Beneficially Held

MKM Longboat Capital	June 27, 2007	715,300
Advisors LLP	February 11,2008	1,346,418
	February 2,2009	-

        The following table specifies significant changes in the ownership of our shares by Prescott Group Capital Management, L.L.C. This information is based on Schedule 13G filed by Prescott Group Capital Management, L.L.C. during the period beginning on January 1, 2006, regarding ownership of our shares, and to date:

Beneficial Owner -	Date of filing	No. Of Shares Beneficially Held

Prescott Group Capital	February 14,2008	1,362,192
Management, L.L.C.	January 6,2009	2,004,698

        All of our shares have the same voting rights.

        On June 15, 2009, there were approximately 65 registered shareholders of our ordinary shares. As of such date, 44 registered holders in the United States hold approximately 80.53% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

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

        On November 8, 2006 our shareholders approved the reimbursement of expenses to Shlomo (Tom) Wyler, our President, Chief Executive Officer and Executive Chairman of our Board of Directors, who is also considered our controlling shareholder in an amount not to exceed $50,000 for each year beginning in 2006, all on account of performing his duties towards us.

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

        In June, 2008, we issued, in a private placement, 2,816,901 of our ordinary shares to Mr. Shlomo (Tom) Wyler, the President, Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered as our controlling shareholder, in consideration for $5 million in cash. We undertook to make our best efforts to register for resale the shares under the Securities Act within six months of the issuance date. On August 25, 2008, Mr. Shlomo (Tom) Wyler agreed to extend such period by an additional twenty four months as of such date.

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

Legal proceedings

        In September 2005, we were served with a lawsuit filed by Vsoft Ltd., or Vsoft, a company that is undergoing liquidation proceedings and which has claimed that during 2002 we negotiated with Vsoft in bad faith regarding a potential purchase of its share capital, which led to Vsoft’s entering into bankruptcy proceedings. Vsoft demanded damages in the amount of $2,129,000 as well as the payment of reimbursement of expenses, legal fees and applicable VAT. On January 1, 2006, we filed a motion to dismiss the lawsuit based on our claim that Vsoft’s receiver did not approve the lawsuit as determined by the liquidation court. To date, no decision has been granted. We believe, based on the facts known to us and based on the advice of our external legal advisors as of this annual report, that though the claim for damages is without merit, the court may rule otherwise, and as such we have provided an amount which we believe would cover the risk associated with that lawsuit.

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

ITEM 8.B. SIGNIFICANT CHANGES

        On January 13, 2009 we signed a settlement agreement with the Israeli Tax Authority according to a final tax obligation of $73,000 paid by us for the final tax assessments for the years 2002-2005.

        On March 12, 2009 following the closing of a merger agreement between Scopus and Harmonic, the Company had disposed of its entire holding in Scopus shares consisted of 5.1 million shares representing 36.34% of Scopus then issued share capital for a total consideration of $28.7 million. As a result, during the first quarter ended March 31, 2009, the Company had recorded other income of $4.8 million, net of equity in losses.

        On May 11, 2009, our board of directors resolved, to expand and diverse our operations and enter into the fixed-income real estate sector. At a special shareholders meeting held on June 25, 2009 our shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for caution purposes and without any obligation of the Company to do so. To date, we have yet to invest in any fixed-income real estate property.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

        Our ordinary shares are traded on the NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our ordinary shares as reported by the NASDAQ Global Market.

	Nasdaq		TASE*
Year	High	Low	High	Low

2004	$8.32	$3.8
2005	$6.69	$4.49
2006	$5.01	$2.62
2007	$4.52	$2.52
2008	$2.73	$0.74

2007		High	Low	High	Low

	First Quarter	$4.32	$3.44
	Second Quarter	$4.52	$3.64
	Third Quarter	$4.44	$3.41	$4.10	$3.83
	Fourth Quarter	$3.9	$2.52	$4.12	$2.63

2008		High	Low	High	Low

	First Quarter	$2.73	$1.61	$2.63	$1.96
	Second Quarter	$2.2	$1.59	$2.25	$1.53
	Third Quarter	$1.83	$1.14	$1.62	$1.25
	Fourth Quarter	$1.34	$0.74

2009

	First Quarter	$1.29	$0.93

Most Recent Six Months	High	Low

December 2008	$1.22	$0.74
January 2009	$1.25	$0.96
February 2009	$1.19	$0.93
March 2009	$1.29	$0.94
April 2009	$1.5	$1.02
May 2009	$1.45	$1.23
June 2009 through June 15	$1.44	$1.34

        * We listed our ordinary shares for trade on the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of the Company’s ordinary shares from trade on the TASE became effective on September 28, 2008. The last day for trading of the Company’s ordinary shares on the TASE was September 24, 2008. Therefore, the table contains listing details of our shares listed on the TASE, starting on the third quarter of 2007 and ending on the third quarter of 2008. The closing prices of our ordinary shares listed on the TASE for each of the periods referred to in the tables above have been translated into dollars using the representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel on the same dates.

        On June 15, 2009, the reported closing sale price of our ordinary shares on the NASDAQ Global Market, was $1.39 per share.

9.B PLAN OF DISTRIBUTION

        Not applicable.

9.C MARKETS

        Our ordinary shares have been listed on the NASDAQNasdaq Global Market since April 7, 1999, under the symbol “OBAS”.

9.D SELLING SHAREHOLDERS

        Not applicable.

9.E DILUTION

        Not applicable.

9.F EXPENSES OF THE ISSUE

        Not applicable.

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

Rights Attached to Shares

        Our registered share capital is NIS 3,900,000 divided into a single class of 30,000,000 ordinary shares, par value NIS 0.13 per share, of which 16,914,281 ordinary shares were outstanding as of June 15, 2009. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

Annual and Extraordinary Meetings

        Our board of directors must convene an annual meeting of shareholders every year by no later than the end of fifteen months from the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or by one or more shareholders holding in the aggregate at least 5% of the voting rights in the Company. Where the board of directors is requisitioned to call a special meeting, it shall do so within twenty-one days, for a date that shall not be later than thirty-five days from the date on which the notice of the special meeting is published. Notice of a general meeting shall be given to all shareholders entitled to attend and vote at such meeting. No separate notice is to be given to registered shareholders of the Company. Notices may be provided by the Company in person, in mail, transmission by fax or in electronic form. A notice to a shareholder may alternatively be served, as general notice to all shareholders, in accordance with the rules and regulations of any applicable securities authority with jurisdiction over the Company or in accordance with the rules of any stock market upon which the Company’s shares are traded.

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

Fiduciary Duty and Duty of Care of Directors and Officers

        The Companies Law codifies the duties directors and officers owe to a company. An “Officer” includes a company’s directors, general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other managers directly subordinate to the general manager. The directors’ and officers’ principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company’s benefit which include:

❖	the avoidance of any conflict of interest between the director's or officer's position with the company and any other position he or she fulfills or with his or her personal affairs;
❖	the avoidance of any act in competition with the company's business;
❖	the avoidance of exploiting any of the company's business opportunities in order to gain a personal advantage for himself or for others; and
❖	the disclosure to the company of any information and documentation relating to the company’s affairs obtained by the director or officer due to his or her position with the company.

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

Voting Agreement with Harmonic

        On December 23, 2008, Scopus entered into a definitive agreement with Harmonic, pursuant to which Harmonic undertook to acquire Scopus by way of merger pursuant to which each shareholder of Scopus is entitled to receive $5.62 in cash per each outstanding share of Scopus. At the time of such agreement, we held approximately 36% of Scopus’ outstanding share capital. In connection with the said transaction, we entered into a voting agreement with Harmonic pursuant to which we undertook to vote in favor of the merger and the transactions contemplated by the merger agreement. We have also agreed to grant to Harmonic a proxy and appointed certain Harmonic officers as its proxy to vote in favor of the merger. On March 12, 2009, following the closing of the merger agreement between Scopus and Harmonic, we disposed of our entire holding in Scopus shares consisting of 5.1 million shares representing 36.34% of Scopus then issued share capital for a total consideration of $28.7 million. As a result, during the first quarter ended March 31, 2009, we recorded other income of $4.8 million, net of equity in losses.

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

10.D. EXCHANGE CONTROLS

        Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under the law and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

        Dividends, if any, paid to holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

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

        Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

❖	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period ;
❖	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;
❖	Accelerated depreciation rates on equipment and buildings.
❖	Expenses related to a public offering on recognized stock markets, are deductible in equal amounts over three years

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

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We believe that we currently qualify as an industrial company. But no assurance can be given that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

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

        Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier (the “Years limitation”). Please note that the year’s limitation does not apply to the exemption period.

        A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% with respect to the gross amount distributed, applicable to dividends from Approved Enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

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

        Currently we have five Approved Enterprises programs under the Capital Investment Law, which entitle us to some tax benefits. Income derived from these alternative benefit programs is exempt from tax for a period of two years, starting in the first year in which we generate taxable income from the Approved Enterprise, subject to certain conditions. As mentioned above the year’s limitation does not apply to the exemption period.

Tax benefits under the 2005 Amendment

        The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004.

        A company wishing to receive the tax benefits afforded to a Benefited Enterprise, as defined below, is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year.

        Our company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our company is granted any new benefits in the future they will be subject to the provisions of the amended Investment Law.

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

        The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, as described in the Investment Law, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

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

        As a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 2008 we did not generated any tax exempt income under the Investment Law.

Special Provisions Relating to Measurement of Taxable Income

        According to the law, until 2007, the results for tax purposes were measured based on the changes in the Israeli CPI. In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

        Israeli Transfer Pricing Regulations

        On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regs are not expected to have a material affect on us.

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

        Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. As of 2006, distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the rate of 20%, 15% for dividends generated by an Approved Enterprise (if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, that the company is qualified as a Foreign Investors’ Company, there is no such time limitation), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

Taxation of Dividends

        The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See “Item 10.D. Exchange Controls” under the heading “Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to U.S. corporations under Section 243 of the Code.

        Recently enacted amendments to the Code, as amended, provide that certain dividend income received by individual U.S. Holders, with respect to taxable years beginning on or before December 31, 2010 may be eligible for a reduced rate of taxation. Such dividend income will be taxed at the applicable long-term capital gains rate (currently, a maximum rate of 15%) if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for at least 61 days during the 121-day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A “qualified foreign corporation” is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market in the United States. Dividend income will not qualify for the reduced rate of taxation if the corporation is a passive foreign investment company, or PFIC (see below), for the year in which the dividend is distributed or for the previous year.

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

        For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) the average percentage of the value of all of our assets for the taxable year which produce or are held for the production of passive income is at least 50%. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes, among others, dividends, interest, certain types of royalties and rents, annuities, net foreign exchange gains and losses and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we may be a PFIC under a literal application of the asset test that looks solely to market value. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders of our ordinary shares would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ordinary shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        Most of our revenues are generated in U.S. dollars but a portion of our expenses is incurred in NIS. Therefore, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations. In 2006, 2007 and 2008, the NIS appreciated by approximately 8.2%, 9.0% and 1.1%, respectively, against the U.S. dollar. In 2006 the deflation rate in Israel was approximately 0.1%, compared to an annual inflation rate of approximately 3.4% and 3.8% in 2007 and 2008, respectively. Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

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

Investments Risks

        In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2008, our available net cash was $11.4 million. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. For information concerning our investment policy, see “Item 5.B. Liquidity and Capital Resources” above. The investment guidelines are to be reviewed periodically by our board of directors with the President and Chief Financial Officer. As of December 31, 2008, our available cash was invested in short term interest bearing bank deposits and money market funds with several banks. Our available cash (including the money market funds) is generally classified as available for sale and, consequently, is recorded on the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). In cases the decline in fair value of our investments is judged to be other- than- temporary, losses are reported as part of the Financial income (expenses) for the period. As of date all of our structure notes were called back at PAR by the issuer and all of our corporate bonds were sold.

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

        The table set forth shows the construction of our available cash investments classified as available for sale (in thousands):

	December 31,
	2007					2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Market Value

Available-for-sale:

Government and
corporate debt	$1,340	$217	$		$1,557	$-	$-		$-	$-
Government and
corporate structured
notes (*)	6,868	49		-	6,917	-	-		-	-
Total securities	$8,208	$266	$		$8,474	$-	$-	$		$-

(*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties. As of date all of our structure notes were called back at PAR by the issuer.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

         (a)       Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

        (b)        Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

–	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

–	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

–	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

        Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2008.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2008, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer to Optibase in 2008 and 2007 (in thousands):

	2007	2008

Audit fees (1)	95	95
Audit-related fees (2)	48	100
Tax fees (3)	3	49
All other fees (4)	-	-
Total	146	244

(1)	Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

(4)	All other fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

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

        During 2008, none of audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in the United States were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

        Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

        There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on the Nasdaq Global Market.

ITEM 17. FINANCIAL STATEMENTS

        Not Applicable.

PART III

ITEM 18. FINANCIAL STATEMENTS

        The following our financial statements audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and Scopus’ financial statements audited by Brightman Almagor Zohar & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu, together with the reports of Brightman Almagor, Zohar & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu, for the fiscal years ended December 31, 2007 and 2008, are filed as part of this annual report:

ITEM 19. EXHIBITS

        See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

OPTIBASE LTD.

        We have audited the accompanying consolidated balance sheets of Optibase Ltd. (“the Company”) and its subsidiary as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of Scopus Video Networks Ltd., an affiliate presented at equity, in which the Company’s investments totaled to $ 17,288 thousand and $ 23,914 thousand as of December 31, 2007 and 2008, respectively, and the Company’s share in their losses amounted to $ 2,769 thousand and $ 1,930 thousand for each of the years then ended, respectively. The financial statements of Scopus Video Networks Ltd. were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Scopus Video Networks Ltd., is based on the reports of the other auditors. For the year ended December 31, 2007, we also did not audit the financial statements of V. Box Communication Ltd., an affiliate, in which the Company’s investments totaled $ 0 thousand as of December 31, 2007, and the Company’s related impairment losses amounted to $ 325 thousand for the year then ended. Those statements were audited by other auditors whose reports for the year ended December 31, 2007, have been furnished to us and our opinion, insofar as it relates to amounts included for V. Box Communication Ltd., for the year ended December 31, 2007, is based solely on the reports of the other auditors.

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

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 26, 2009	A Member of Ernst & Young Global

OPTIBASE LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,547	$11,386
Marketable securities (Note 3)	8,474	-
Trade receivables (net of allowance for doubtful accounts of $ 367 and $ 355 at
December 31, 2007 and 2008, respectively) (Note 16b)	4,053	3,241
Other accounts receivable and prepaid expenses (Note 4)	1,487	690
Inventories (Note 5)	5,321	4,373
Assets related to discontinued operations	43	-

Total current assets	29,925	19,690

INVESTMENTS IN COMPANIES (Note 6)	17,988	24,614

LONG-TERM INVESTMENTS:
Long-term lease deposits (Note 10a)	318	309
Severance pay fund	2,010	1,465

Total long-term investments	2,328	1,774

PROPERTY AND EQUIPMENT, NET (Note 7)	1,691	1,228

Total assets	$51,932	$47,306

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit line (Note 9)	$634	$-
Trade payables	2,753	2,276
Deferred revenues	390	884
Other accounts payable and accrued expenses (Note 8)	5,888	6,758
Liabilities related to discontinued operations	162	162

Total current liabilities	9,827	10,080

ACCRUED SEVERANCE PAY	2,941	2,215

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

SHAREHOLDERS' EQUITY (Note 13):
Share capital -
Ordinary Shares of NIS 0.13 par value -
Authorized: 30,000,000 shares at December 31, 2007 and 2008; Issued:
14,097,380 and 16,914,281 shares at December 31, 2007 and 2008, respectively;
Outstanding: 13,641,257 and 16,522,058 shares at December 31, 2007 and 2008,
respectively	541	650
Additional paid-in capital	120,165	125,492
Treasury shares (454,123 and 392,223 shares at December 31, 2007 and 2008,
respectively)	(1,778)	(1,306)
Accumulated other comprehensive income	266	-
Accumulated deficit	(80,030)	(89,825)

Total shareholders' equity	39,164	35,011

Total liabilities and shareholders' equity	$51,932	$47,306

The accompanying notes are an integral part of the consolidated financial statements.

June 26, 2009	/s/ Tom Wyler	/s/ Orli Garti-Seroussi	/s/ Amir Philips

Date of approval of the	Tom Wyler	Orli Garti-Seroussi	Amir Philips
financial statements	President, Chief Executive Officer	Director	Chief Financial Officer
and Executive Chairman of the
Board of Directors.

OPTIBASE LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Revenues	$17,977	$22,977	$19,901
Cost of revenues	7,716	11,387	9,754

Gross profit	10,261	11,590	10,147

Operating expenses:
Research and development, net (Note 16a)	4,208	5,362	6,375
Selling and marketing	8,288	7,895	8,964
General and administrative	2,134	2,276	2,931

Total operating expenses	14,630	15,533	18,270

Operating loss	(4,369)	(3,943)	(8,123)
Other income (expenses), net (Note 11)	(171)	(327)	218
Financial income (expenses), net (Note 16c)	1,405	(31)	270

Loss before provision for income tax	(3,135)	(4,301)	(7,635)

Provision for income taxes	-	(73)	-

Net loss after income tax	(3,135)	(4,374)	(7,635)

Equity in losses of affiliated companies	-	(2,769)	(1,930)

Net loss from continuing operations	(3,135)	(7,143)	(9,565)

Income (loss) from discontinued operations - Media 100	15	(30)	20

Net loss	$(3,120)	$(7,173)	$(9,545)

Basic and diluted loss per share from continuing operations	$(0.23)	$(0.53)	$(0.63)

Basic and diluted income (loss) per share from discontinued operations	$0.00	$(0.00)	$0.00

Basic and diluted loss per share	$(0.23)	$(0.53)	$(0.63)

Weighted average number of shares used in computing basic and diluted
net loss per share	13,431	13,602	15,159

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total comprehensive loss	Total shareholders' equity

Balance as of January 1, 2006	$533	$117,975	$(2,278)	$(1,905)	$(69,489)		$44,836

Exercise of employees stock options	6	492	-	-	-		498
Stock based compensation related to options and restricted shares
granted to employees	-	714	-	-	-		714
Other comprehensive loss:
Unrealized gain on available-for-sale marketable securities, net	-	-	-	1,566	-	$1,566	1,566
Net loss	-	-	-	-	(3,120)	(3,120)	(3,120)

Total comprehensive loss						$(1,554)

Balance as of December 31, 2006	539	119,181	(2,278)	(339)	(72,609)		44,494

Exercise of employees stock options	2	223	-	-	-		225
Stock based compensation related to options and non-vested shares
granted to employees	-	1,013		-	-		1,013
Employees non-vested shares that became vested	-	(252)	500	-	(248)		-
Other comprehensive loss:
Unrealized gain on available-for-sale marketable securities, net	-	-	-	605	-	$605	605
Net loss	-	-	-	-	(7,173)	(7,173)	(7,173)

Total comprehensive loss						$(6,568)

Balance as of December 31, 2007	541	120,165	(1,778)	266	(80,030)		39,164

Issuance of ordinary shares in a private placement (see Note 13a)	109	4,891	-	-	-		5,000
Stock based compensation related to options and non-vested shares
granted to employees	-	658	-	-	-		658
Employees non-vested shares that became vested	-	(222)	472	-	(250)		-
Other comprehensive loss:
Unrealized gain on available-for-sale marketable securities, net	-	-	-	(266)	-	$(266)	(266)
Net loss	-	-	-	-	(9,545)	(9,545)	(9,545)

Total comprehensive loss						$(9,811)

Balance as of December 31, 2008	$650	$125,492	$(1,306)	$-	$(89,825)		$35,011

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net loss	$(3,120)	$(7,173)	$(9,545)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,106	1,244	1,090
Impairment of V.Box	173	325	-
Equity in loss of Scopus	-	2,769	1,930
Accrued interest and amortization of premium and discount on
available-for-sale marketable securities	(594)	(192)	-
Realized loss (gain) on sale of available-for-sale marketable securities	32	(210)	(274)
Impairment of available-for-sale marketable securities	-	582	-
Loss (gain) on sale of property and equipment	(2)	2	-
Accrued severance pay, net	16	163	(180)
Compensation related to options and restricted shares granted to
employees and directors	714	1,013	658
Decrease (increase) in trade receivables, net	(2,230)	491	812
Decrease (increase) in other accounts receivable and prepaid expenses	579	(715)	797
Decrease (increase) in inventories	(629)	(1,507)	713
Increase (decrease) in trade payables	(613)	990	(477)
Decrease (increase) in deferred costs	(500)	500	-
Increase (decrease) in deferred revenues	972	(1,313)	494
Increase (decrease) in accrued expenses and other accounts payable	288	(964)	870
Gain on sale of intangible assets	-	-	(218)
Net cash provided by discontinued operations	87	121	43

Net cash used in operating activities	(3,721)	(3,874)	(3,287)

Cash flows from investing activities:
Proceeds from sale of property and equipment	2	41	-
Purchase of property and equipment	(716)	(945)	(393)
Proceeds from redemption of available-for-sale marketable securities	2,150	36,173	8,482
Proceeds from sale of intangible assets	-	-	218
Investment in long-term lease deposits	(55)	(5)	9
Investment in companies	(175)	(20,382)	(8,556)

Net cash provided by (used in) investing activities	1,206	14,882	(240)

Cash flows from financing activities:
Short-term bank credit	2,414	(3,002)	(634)
Proceeds from exercise of stock options	498	225	-
Issuance of ordinary shares in a private placement	-	-	5,000

Net cash provided by (used in) financing activities	2,912	(2,777)	4,366

Increase in cash and cash equivalents	397	8,231	839
Cash and cash equivalents at the beginning of the year	1,919	2,316	10,547

Cash and cash equivalents at the end of the year	$2,316	$10,547	$11,386

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Year ended December 31,
2006	2007	2008

Supplemental disclosure of cash flow activities:

(a)	Non-cash transactions:

Reclassification of inventories into property and equipment	$585	$333	$235

(b)	Cash paid during the year for:

Interest	$177	$386	$49

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	Optibase Ltd. (the “Company”, or “Optibase”) was incorporated and commenced operations in 1990.

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

The majority of the Company and its subsidiary sales are made in North America, Europe and the Far East. At the year ended December 2008, the Company has one major customer whose revenues were approximately 17% from the total revenues.

b.	Discontinued operations:

In September 2005, the Company entered into an agreement for the sale of its digital non-linear product line operations, including all services, warranty and maintenance obligations, in consideration of $ 20, net. Under the terms of the agreement, the buyer is obligated to pay royalties from future sales of products and services up to $ 2,000.

During the fourth quarter of 2006, the Company determined that the level of activity and cash flow generated from the disposed digital non-linear product line are no longer significant and as such reassessed the classification of the Digital non-linear product line, and decided that it meets the definition of discontinued operation, in accordance with SFAS 144 and EITF 03-13, “Applying the Condition in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operations”.

Accordingly, the results of operations including revenues, operating expenses and other income and expenses of the digital non-linear product line for 2006, 2007 and 2008 have been classified in the accompanying statements of operations as discontinued operations. The Company’s balance sheets at December 31, 2007 and 2008 reflect the digital non-linear product line as liabilities and assets related to discontinued operations.

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

All marketable securities were classified as available-for-sale. Available-for-sale marketable securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, “Accumulated other comprehensive income (loss)". Realized gains and losses on sales of investments, as determined on a specific identification basis, and interest income, including amortization of the premium and discount on debt securities, are included in the consolidated statement of operations, as financial income or expense as appropriate.

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the decline in value for securities is other than temporary. The Company’s policy in evaluating the fair value of its investments in marketable securities is based on the following factors: (i) whether there is a significant decline in value of the securities suspected to be other than temporary; (ii) the ability to hold the security until recovery, and (iii) the intention to hold the security until recovery. As of December 31, 2007, available-for-sale securities that were declined in $ 582 were included in the statement of operations as financial expenses.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) management is required to determining when an investment is considered impaired, whether impairment is other-than-temporary, and measure an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value.

Structured notes were accounted for in accordance with the provisions of FASB Emerging Issues Task Force (EITF) Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under the notes terms, for each day in which the six-months LIBOR rate is below an agreed fixed rate, which ranges from 3% to 10%, the notes bore interest at the rate of 10% to 10.5% per annum. On all other days, the deposits do not bear any interest.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or technological obsolescence. In 2006, 2007 and 2008, the Company and its subsidiary recorded write-off charges in a total amount of $ 0, $ 0 and $ 79, respectively, related to obsolete inventory and slow-moving items, which are included in the statement of operations under cost of revenues.

Cost is determined as follows:

Raw materials and components – by the “average cost” method.

Work in progress and finished goods – cost of manufacturing with the addition of allocable indirect manufacturing costs by the “average cost” method.

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

The Company and its subsidiary’s long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2008, no impairment losses have been identified.

i.	Investments in companies:

Investments in companies that are not controlled but over which the Company can exercise significant influence are presented using the equity method of accounting. The Company discontinues applying the equity method when its investment is reduced to zero and the Company has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investments in non-marketable equity securities of entities in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies are recorded at cost.

Management evaluates investments in affiliates and other companies for evidence of other-than temporary declines in value. When relevant factors indicate a decline in value that is other-than temporary the Company recognizes an impairment loss for the decline in value.

As for impairment charges recorded in 2006 and 2007 see Notes 6b.

j.	Revenue recognition:

The Company and its subsidiary generate revenues mainly from the sale of hardware products (“products”) and to a lesser extent from sales of software products. The Company and its subsidiary sell their products worldwide directly and through system integrators, VARs, distributors and OEMs who are considered end-customers.

Revenues from product sales in which the software is incidental to the hardware are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exist and collectability is probable. Estimated warranty costs, which are insignificant, are based on the Company and its subsidiary past experience and are accrued in the financial statements. The Company and its subsidiary do not grant a right of return.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from sale of products that include post customer support are recognized in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered

The Company accounts for product sales in which the software is incidental to the hardware in accordance with Statement of Position 97-2, “Software Revenue Recognition”, as amended (“SOP 97-2”). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. Furthermore, the Company follows Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP 98-9”). SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE does not exist for one or more of the delivered elements. Under the residual method, any discount in the arrangement is allocated to the delivered elements.

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

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, and the European Union Research and Development Program.

In the years ended December 31, 2006, 2007 and 2008, all research and development costs were charged to the statement of operations as incurred.

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

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. As of January 1, 2007 there was no material difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the retained earnings.

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

The Company receives non-royalty-bearing grants from the European Union Research and Development Program, and from the STRIMM and NEGEV consortiums, which are part of the Office of the Chief Scientist Magnet program. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred, and are recorded as a reduction in research and development costs.

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

Cash and cash equivalents, are invested in U.S. dollar deposits with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Marketable securities were invested in via major investment banks in the United States. These investments included corporate bonds, Government and corporate structured notes. The Company maintains cash, cash equivalents, and Marketable securities with diverse financial institutions and monitors the amount of credit exposure to each financial institution.

The trade receivables of the Company and its subsidiary are geographically diversified and derived from sales to customers mainly in North America, Europe and the Far East. The Company and its subsidiary generally do not require collateral; however, in certain circumstances, the Company and its subsidiary may require letters of credit, advance payments, insurance, and other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiary have determined to be doubtful of collection in addition to a general allowance for the remaining accounts. The Company and its subsidiary perform ongoing credit evaluations of their customers.

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

All outstanding stock options and unvested shares have been excluded from the calculation of the diluted net loss per Ordinary share because the securities are anti-dilutive for all periods presented.

q.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”(“SFAS 123(R)”) utilizing the modified prospective transition method. SFAS 123(R) requires employee stock options to be valued at fair value on the date of grant and charged to expense over the applicable service period. Under the modified prospective method, compensation expense is recognized for all share-based payments issued on or after January 1, 2006 and for all share-based payments issued to employees prior to January 1, 2006 that remain unvested.

SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model, where applicable. Share-based compensation expense recognized in the Company’s consolidated statements of operation for 2006, 2007 and 2008 include compensation expense for share-based awards granted (i) prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (ii) subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

The Company recognizes these compensation costs net of a forfeiture rate and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements. The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with SAB No. 110. Upon the adoption of SFAS 123(R), the Company elected to use the simplified method to estimate the expected option term. The Company continues to use the simplified method as it has determined that sufficient data is not available to develop an estimate of the expected option term based upon historical participant behavior. The risk free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The fair value was estimated at the date of grant using the following weighted average assumptions: Volatility 58%, Risk-free interest rate 3%-4.6%, Dividend yield 0% and Expected life of 4.6 years.

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

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Commencing July, 2007, the Company’s employees elected to be included under section 14 of the Severance Compensation Act, 1963 (“section 14”). According to section 14, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with section 14 release the Company from any future severance payments (under the above Israeli Severance Pay Law) in respect of those employees. The aforementioned deposits are not recorded as an asset in the Company’s balance sheet.

Severance pay expense amounted to $ 355, $ 446 and $ 599 for the years ended December 31, 2006, 2007 and 2008, respectively.

s.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but no more than $ 15.5 per year (and $ 20.5 for employees of over 50 years of age), of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company makes a matching contribution up to 25% over a vesting period of 5 years.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value measurements:

The carrying amounts of our financial instruments, including cash and cash equivalents, short-term bank deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements”and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable input that reflects quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Concurrently with the adoption of SFAS 157, the Company adopted SFAS No. 159, “Establishing the Fair Value Option for Financial Assets and Liabilities” (“SFAS 159”), which permits entities to elect, at specified election dates, to measure eligible financial instruments at fair value. As of December 31, 2008, the Company did not elect the fair value option under SFAS 159 for any financial assets and liabilities that were not previously measured at fair value.

As of December 31, 2008, the Company had no assets and liabilities measured at fair value under SFAS 157.

u.	Treasury Shares:

During past years, the Company repurchased certain of its Ordinary shares on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders’ equity.

When Treasury shares are reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board No. 6, “Status of Accounting Research Bulletins”(“APB No. 6”) and charges the excess of the purchase cost over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on FIFO method. In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Impact of recently issued accounting standards:

In December 2007, the FASB issued Statement No. 141R, “Business Combinations”(“SFAS 141R”). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company expects SFAS 141R will have an impact on its consolidated financial statements when adopted, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date.

In December 2007, the FASB issued SFAS 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). Collectively, the two staff positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 2t, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP FAS 157-2.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of FSP FAS 142-3 on its consolidated financial statement.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Reclassification:

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOTE 3:	–	MARKETABLE SECURITIES

	December 31,
	2007				2008
	Amortized cost	Gross unrealized Gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Available-for-sale:
Government and corporate
debt	$1,340	$217	$-	$1,557	$-	$-	$-	$-
Government and corporate
structured notes	6,868	49	-	6,917	-	-	-	-

Total securities	$8,208	$266	$-	$8,474	$-	$-	$-	$-

Realized gains on sales of available-for-sale securities totaled $ 10, $ 733 and $ 349 in 2006, 2007 and 2008, respectively (Note 16c). Realized losses on sales of available-for-sale securities totaled $ 42, $ 523 and $75 in 2006, 2007 and 2008 respectively (Note 16c). The net adjustment to unrealized holding gains (losses) on available-for-sale securities, included as a separate component of shareholders’equity – “Accumulated other comprehensive gains (losses)", amounted to $ 1,566, $ 605 and $ (266) in 2006, 2007 and 2008, respectively. For the year ended December 31, 2007, the amount of other comprehensive gains (losses) is composed of unrealized gains (losses), net.

	December 31, 2007		December 31, 2008
	Amortized cost	Fair value	Amortized cost	Fair value

Available-for-sale securities:
Matures in one year	$-	$-	$-	$-
Matures from 1 to 5 years	1,340	1,557	-	-
Matures from 6 to 10 years	6,868	6,917	-	-

Total	$8,208	$8,474	$-	$-

During the first quarter of 2008, the Company realized its entire investment in corporate bonds and structured notes.

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2008

Employees	$22	$-
Government authorities	597	455
Prepaid expenses	243	85
Interest receivable	344	5
Others	281	145

	$1,487	$690

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	–	INVENTORIES

	December 31,
	2007	2008

Raw materials and components	$1,800	$1,707
Work in progress	128	324
Finished goods	3,393	2,342

	$5,321	$4,373

NOTE 6:	–	INVESTMENTS IN COMPANIES

a.	The Company holds on a fully diluted basis approximately 4.34% of Mobixell Network, Inc. equity. The investment is treated on the basis of the cost method. As of December 31, 2008, the investment’s balance amounts to $ 700.

b.	In July 2001, the Company, invested $ 250 in a privately held company, V.Box Communication Ltd. (“V. Box”). The investment was made by way of a loan against a note that can be converted into Ordinary shares of V. Box, at any time, by a five-day prior written notice. The amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent of the Company and the other investor of V. Box. The loan does not bear interest. Through December 31, 2007, the Company invested an additional $ 2,322 in V. Box in respect of additional convertible notes. During 2007, the Company invested additional $ 325 by the way of a promissory note bearing no interest and no linkage differentials. Such additional amounts will be repaid only out of proceeds received by V.Box on account of sale of all or substantially all of the assets of V.Box or a specific line of products and/or upon the occurrence of an event of default, including among others, insolvency or bankruptcy of V.Box, appointment of a receiver or a liquidator to V.Box and exercise of any liens on all or substantially all of V.Box’ assets, as described above. In case of conversion, the Company will hold approximately 32% of V. Box Ordinary shares.

The Company recorded impairment losses in the amount of $ 173 and $ 325 in the years ended December 31, 2006 and 2007, respectively, which are included in the statement of operations under other expenses (income), net. Through December 31, 2007, the Company has impaired the investment and the balance of the investment was $0. Optibase did not invest additional amounts in 2008.

c.	In January 2007, the Company purchased 3,035,223 Ordinary shares of Scopus, representing approximately 23% of Scopus then issued share capital, from Koor Corporate Venture Capital and Koor Industries Ltd. at an aggregate purchase price of approximately $ 15,935. In August 2007, the company has completed a tender offer process and purchased on the market additional 690,000 Ordinary shares of Scopus, representing approximately 5% of Scopus then issued share capital, at an aggregate purchase price of $ 3,968.

In January 2008, the Company purchased additional 1,380,000 Ordinary shares of Scopus, bringing its aggregated investment to approximately 37% of Scopus then issued share capital. The consideration of the purchase amounted to approximately $ 8,556.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	–	INVESTMENTS IN COMPANIES (Cont.)

The Company accounted for the investment in accordance with the provision of APB 18, and as the Company has the ability to exercise significant influence over Scopus, the equity method of accounting was applied. As such, the purchase price has been allocated to the assets acquired and the liability assumed based on their fair value at the dates of acquisition. The fair values of the identified assets were established based on an independent valuation study performed by a third-party specialist. The excess of the purchase price over the fair value of the net tangible and intangible assets acquired has been recorded as goodwill totaling approximately $ 1,023 and $ 1,627 in the 2007 and 2008 acquisitions, respectively. For the years ended December 31, 2007, and 2008, the Company recorded its share of Scopus loss as well as amortization of tangible and intangible assets acquired, amounting to $ 2,769 and $ 1,930, respectively.

The following summarizes information of Scopus:

	December 31,
	2007	2008

Current assets	$57,881	$62,275
Non current assets	$3,788	$4,620
Current liabilities	$(17,405)	$(20,117)
Non current liabilities	$(1,945)	$(1,921)

	Year ended December 31,
	2007	2008

Revenues	$57,477	$75,654
Gross profit	$27,576	$37,113
Net Income (loss)	$(2,777)	$346

On December 23, 2008, Scopus entered into an Agreement with Harmonic Inc. (“Harmonic”), pursuant to which Scopus will become a wholly owned subsidiary of Harmonic. In connection with the Agreement, the Company and Harmonic entered into a voting agreement pursuant to which the Company has undertaken to vote in favor of the transactions. The Company has agreed also to grant to Harmonic a proxy and appointed certain Harmonic officers as its proxy to vote in favor of the transactions.

As of December 31, 2008, the proposed acquisition was subject to customary conditions, regulatory approvals and the approval of Scopus’ shareholders. In connection with the acquisition, Optibase entered into a voting agreement with Harmonic pursuant to which Optibase has undertaken to vote in favor of the acquisition at Scopus’ shareholder meeting. The closing took place in March 2009. (See also subsequent events – Note 17).

The Company and Scopus have agreed to waive any claim against each other (and against Harmonic, in the case of claims by the Company) arising from or in connection with the term sheet, previously signed by the Company and Scopus with respect to negotiations took place between the parties during 2008 and the termination of such negotiations. Scopus undertook in addition to reimburse the Company for certain of its expenses associated with such negotiations in the aggregate amount of $ 300.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	–	PROPERTY AND EQUIPMENT

	December 31,
	2007	2008

Cost:
Computers and peripheral equipment	$11,150	$11,783
Office furniture and equipment	364	357
Motor vehicles	5	5
Leasehold improvements	851	852

	12,370	12,997
Accumulated depreciation	10,679	11,769

Depreciated cost	$1,691	$1,228

Depreciation expenses amounted to $ 1,106, $ 1,244 and $ 1,090 for the years ended December 31, 2006, 2007 and 2008, respectively.

NOTE 8:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2007	2008

Employees and payroll accruals	$1,911	$1,998
Royalties (see Note 10b)	1,774	1,906
Accrued expenses	1,905	2,042
Government authorities	298	812

	$5,888	$6,758

NOTE 9:	–	SHORT-TERM BANK CREDIT LINE

As of December 31, 2007 and 2008, the Company and its subsidiary had authorized lines of credit in the amount of $ 7,510 and $ 921, respectively, out of which $ 910 and $ 921, respectively, are linked to the NIS and bear an annual bank interest rate of Prime plus 1%-1.25%. During the year ended December 31, 2007, an amount of $ 6,600 bore an annual interest rate of LIBOR plus 0.5%-0.65%.

The Company and its subsidiary had an utilized line of credit in the amount of $ 634 and $ 0 as of December 31, 2007 and 2008, respectively (there is no material fee for the unused portion of the line of credit).

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiary’s facilities and motor vehicles are leased under several operating lease agreements for periods ending in 2011.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2009	$1,144
2010	274
2011	93

$1,511

As of December 31, 2008, the Company and its subsidiary provided long-term deposits amounting to $ 309 as collateral, in accordance with the lease agreements.

Rent expenses amounted to $ 607, $ 567 and $ 608 for the years ended December 31, 2006, 2007 and 2008, respectively. Motor vehicle leasing expenses for the years ended December 31, 2006, 2007 and 2008, were $ 505, $ 549 and $ 482, respectively.

b.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist (“OCS”), amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

Through December 31, 2008, the Company has paid or accrued royalties to the OCS in the amount of $ 4,017, which was recorded under cost of revenues. As of December 31, 2008, the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $ 3,705 plus interest.

c.	Guarantees:

As of December 31, 2008, the Company has obtained bank guarantees in favor of a lessor and the Israeli Chambers of Commerce totaling $ 168.

d.	Assets pledged as collateral:

As collateral for the Company’s lines of credit, a fixed charge has been placed on the Company’s property and equipment, shareholders’ equity and a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all the other assets of the Company (see Note 9).

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Legal claim andcontingent liabilities:

In September 2005, the Company was served with a lawsuit filed by Vsoft Ltd., (or “Vsoft”), a company that is undergoing liquidation proceedings and which claimed that during 2002 Optibase negotiated with Vsoft in bad faith regarding a potential purchase of its share capital, which led to Vsoft’s entering into bankruptcy proceedings. Vsoft demanded damages in the amount of $2,129 as well as the payment of reimbursement of expenses, legal fees and applicable VAT. On January 1, 2006, Optibase filed a motion to dismiss the lawsuit based on the Company’s claim that Vsoft’s receiver did not approve the lawsuit as determined by the liquidation court. To date, no decision has been granted. The Company believes, based on the facts currently known and based on the advice of their external legal advisors as of this annual report, that though the claim for damages is without merit, the court may rule otherwise, and as such the Company has provided an amount which they believe would cover the risk associated with that lawsuit.

There are several legal proceedings initiated against the Company in the ordinary course of business. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters, if any, will have a material adverse impact on the Company’s financial condition, results of operations or cash flows.

NOTE 11:	–	OTHER INCOME (EXPENSES), NET

	Year ended December 31,
	2006	2007	2008

Impairment losses of V.Box	$(173)	$(325)	$-

Sale of Intangible Assets	-	-	218

Other income (expenses)	2	(2)	-

	$(171)	$(327)	$218

NOTE 12:	–	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the Company’s results for tax purposes were measured based on the changes in the Israeli Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	TAXES ON INCOME (Cont.)

b.	Tax rates:

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order), 2005 (the “Amendment”).

Inter alia, the Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 –26% and 2010 and thereafter – 25%. Furthermore, from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of an “Approved Enterprise” under the law, for five separate investment programs, .

According to the provisions of the law, the Company has elected the “Alternative Package of Benefits” – waiver of grants in return for tax benefits.

According to the provisions of the law, income derived from the “Approved Enterprise”programs, under the ” Alternative Package of Benefits”, will be tax-exempt for a period of two years, commencing with the year in which the Company first earns taxable income and subject to corporate taxes at the reduced tax rate of 10%-25%, for an additional period of five to eight years (depending on the percentage of foreign investor ownership in the Company).

The law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

The period of tax benefits detailed above is limited to the earlier of 12 years from the commencement of production, or 14 years from receiving the approval (this limitation does not apply to the exemption period).

If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) on the gross amount of dividend distributed. In addition, these dividends will be subject to a 15% withholding tax.

The tax benefits available to an approved enterprise are contingent upon the Company’s fulfillment of the conditions stipulated in the Law, regulations published hereunder and the criteria set forth in the specific certificates of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2008 management believes that the Company is meeting all of the aforementioned conditions.

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed certain provisions of the Law. The Amendment sets forth the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise”, such as provisions generally requiring that at least 25% of the “Beneficiary Enterprise” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies, that elect tax benefits under the “Alternative package of benefits”, no longer require Investment Center approval in order to qualify for tax. The company has elected one Beneficiary Enterprise status pursuant to the Amendment benefits.

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

Should the Company derive income from sources other than the “Approved Enterprise”during the relevant period of benefits; such income will be taxable at the regular Israeli corporate tax rate.

Since the company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. As of December 31, 2008, the Company did not generate any income under the provisions of the Law and the Amendment.

d.	Tax assessments:

The Company has final tax assessments through the tax year 2005.

On December 27, 2007 and on May 28, 2008, the Company received from the Israeli Tax Authorities a Tax Assessment (the “Assessment”) for the years 2002-2003 and 2004-2005 respectively. On January 13, 2009 the Company signed a settlement agreement with the ITA, according to which, an amount of $73 was paid by the Company for the final tax assessments for the years 2002-2005.

e.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently believes that it qualifies as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses over three years, as a deduction for tax purposes.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary’s deferred tax assets are as follows:

	December 31,
	2007	2008

Operating loss carry forward	$16,773	$19,870
Reserves and allowances	8,730	8,912

Net deferred tax asset before valuation allowance	25,503	28,782
Valuation allowance	(25,358)	(28,637)

Net deferred tax asset	$145	$145

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	TAXES ON INCOME (Cont.)

The Company and its subsidiary have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that, since the Company and its subsidiary have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. During 2008, the Company and its subsidiary increased the valuation allowance by approximately $ 3,279

g.	Net operating losses carryforward:

Through December 31, 2008, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $ 50,311 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2008, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $ 19,227 that can be carried forward and offset against taxable income for 20 years, no later than 2009 to 2029. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership”provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2006	2007	2008

Loss before taxes as reported	$(3,135)	$4,301	$(7,635)

Theoretical tax benefit computed at the statutory
rate (31% , 29% and 27% for the years 2006,
2007 and 2008, respectively)	$(971)	$(1,247)	$(2,061)
Tax adjustments in respect of currency translation	(303)	(71)	203
Income and other items for which a valuation
allowance was provided	1,025	895	1,622
Current adjustment of FIN 48	-	73	(73)
Settlement of prior years tax assessments	-	-	73
Other non-deductible expenses	249	423	236

Income tax expense	$-	$73	$-

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	TAXES ON INCOME (Cont.)

i.	Loss before taxes on income consists of the following:

	Year ended December 31,
	2006	2007	2008

Domestic	$(4,742)	$(4,135)	$(8,655)
Foreign	1,607	(166)	1,020

	$(3,135)	$(4,301)	$(7,635)

j.	The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007, the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007 there was no material difference between the provisions under SFAS 109 and FIN 48, therefore there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2007	2008

Balance at the beginning of the year	$-	$218
Reduction related to settlements of tax matters	-	(73)
Additions related to tax positions taken during the year	218	-

Balance at the end of the year	$218	$145

The Company conducts business globally and, as a result, the Company or its subsidiary files income tax returns in the U.S. federal jurisdiction and various states. In the normal course of business, the Company is subject to examination by taxing authorities such as Israel and the United States. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2003 and is no longer subject to Israeli examinations for years before 2005.

NOTE 13:	–	SHAREHOLDERS’ EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.	The Company’s share capital consists of 13,641,257 and 16,522,058 outstanding Ordinary shares, as of December 31, 2007 and 2008, respectively.

3.	On June 25, 2008, following the receipt of the approval of the Company’s shareholders on June 18, 2008, the Company had completed a private issuance of 2,816,901 ordinary shares of the Company to Mr. Shlomo (Tom) Wyler, the Company’s President, Chief Executive Officer and Executive Chairman of the Board of Directors, in consideration for US$5,000.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

b.	Stock options:

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

The total amount of options available for future grants as of December 31, 2008 was 1,915,088.

A summary of the Company’s stock option activity, and related information, is as follows:

	Year ended December 31
	2006		2007		2008
	Amount	Weighted Average Exercise price	Amount	Weighted average exercise price	Amount	Weighted Average Exercise price

Outstanding at the
beginning of the year	3,235,705	$5.69	2,209,922	$5.66	1,955,126	$4.19
Granted	70,500	$3.26	210,000	$3.72	32,500	$1.95
Exercised	(186,764)	$2.65	(86,892)	$2.55	-	$-
Forfeited	(909,519)	$6.33	(377,904)	$13	(480,939)	$4.39

Outstanding at the end of
the year	2,209,922	$5.66	1,955,126	$4.19	1,506,687	$4.05

Exercisable options at
the end of the year	1,672,764	$5.88	1,725,942	$4.08	1,432,447	$4.08

Options vested and
expected to vest at
end of year					1,490,907	$3.94

Weighted average fair
value of options
granted during the year		$1.65		$1.94		$0.98

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fiscal year 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of the Company’s stock. As of December 31, 2008, the total intrinsic value of outstanding options was $ 0 as all of the Company’s options were out-of-the-money.

As of December 31, 2008, there was $ 384 of total unrecognized compensation cost related to options compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a period of up to 3 years.

The options outstanding as of December 31, 2008, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2008	Weighted average number of years remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average exercise price

$ 1.95 - $ 2.38	441,375	1.48	$2.35	408,875	$2.38
$ 3.05 - $ 3.72	378,448	3.48	$3.43	363,448	$3.44
$ 4.29 - $ 4.9	29,500	2.72	$4.43	28,824	$4.42
$ 5.15 - $ 5.93	513,364	2.86	$5.37	487,300	$5.37
$ 6 - $ 6.638	144,000	2.83	$6.06	144,000	$6.06

	1,506,687	2.61	$4.05	1,432,447	$4.08

c.	Nonvested shares:

In May 2006, the Board of Directors approved the adoption of the 2006 Israeli Incentive Compensation Plan (the “2006 Plan”). The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. The Company currently uses the 2006 Plan for the grant of restricted shares only. The restricted shares are granted at no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. As of December 31, 2008 the pool consists of 300,000 Shares, where an aggregate of 135,450 ordinary shares has been reserved for issuance under the 2006 Plan.

A summary of the status of the entity’s nonvested shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2007	161,700	$3.38

Granted	13,750	$3.95
Vested	(76,900)	$3.38
Forfeited	(21,900)	$3.38

Non-vested at December 31, 2007	76,650	$3.48

Granted	20,000	$2.01
Vested	(61,900)	$3.44
Forfeited	(9,000)	$3.38

Non-vested at December 31, 2008	25,750	$2.46

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2008, there was $ 26 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a period of up to 2 years.

d.	The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2007 and 2008, was comprised as follows:

	Year ended December 31,
	2007	2008

Cost of goods sold	$133	$80
Research and development	308	60
Selling and marketing	332	272
General and administrative	240	246

Total equity-based compensation expense before taxes	$1,013	$658

NOTE 14:	–	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

a.	Summary information about geographic areas:

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

The following presents total revenues for the years ended December 31, 2006, 2007 and 2008 and long-lived assets as of December 31, 2006, 2007 and 2008.

	Year ended December 31,
	2006		2007		2008
	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived Assets

Israel	$2,113	$1,767	$1,186	$1,823	$444	$1,433
North America	8,168	288	10,813	186	10,756	104
Europe	3,210	-	7,228	-	4,246	-
Far East (excluding Japan)	3,501	-	3,309	-	3,848	-
Japan	843	-	167	-	275	-
Other	142	-	274	-	332	-

	$17,977	$2,055	$22,977	$2,009	$19,901	$1,537

*)	Revenues are attributed to countries based on end-customer location.

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	–	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (Cont.)

b.	Total revenues from external customers per product line are divided as follows:

	Year ended December 31,
	2006	2007	2008

Video technologies	$12,060	$8,923	$6,420
IPTV	5,917	14,054	13,481

	$17,977	$22,977	$19,901

At the year ended December 2008, the Company has one major customer whose revenues were approximately 17% from the total revenues.

NOTE 15:	–	RELATED PARTY TRANSACTIONS-

The Company has signed sublease and distribution agreements with V. Box through December 31, 2005. From January 2006 through December 2008, the sublease agreement with V. Box was renewed on a month by month basis. The sublease agreement was not renewed starting January 2009.

The balances with and the revenues derived from related party were as follows:

		December 31,
		2007	2008

a.	Balances with related party:

	Trade receivables:
	V. Box	$15	$65

		Year ended December 31,
		2006	2007	2008

b.	Revenues from related party:

	V. Box	$101	$9	$11

	Scopus	$-	$-	$23

c.	Sublease and IT services payment received
	from related party:

	V. Box	$105	$92	$125

d.	Purchases from related party:

	Scopus	$-	$99	$102

	V. Box	$280	$213	$107

e.	General and administrative from related
	party:

	Scopus	$-	$-	$300

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	–	SELECTED STATEMENT OF OPERATIONS DATA

a.	Research and development, net:

		Year ended December 31,
		2006	2007	2008

	Total research and development costs	$6,059	$7,143	$7,498
	Less - grants and participation	(1,851)	(1,781)	(1,123)

		$4,208	$5,362	$6,375

b.	Allowance for doubtful accounts:

	Balance at beginning of year	$307	$313	$367
	Increase during the year	78	56	159
	Write-off of bad debts	(72)	(2)	(171)

	Balance at the end of year	$313	$367	$355

c.	Financial income (expenses):

	Financial income:
	Interest	$1,602	$804	$214
	Realized gains on sale of available-for-sale
	marketable securities	10	733	349

		1,612	1,537	563

	Financial expenses:
	Interest	(164)	(359)	(79)
	Foreign currency translation adjustments	(1)	(104)	(139)
	Realized losses on sale of available-for-sale
	marketable securities	(42)	(523)	(75)
	Impairment of marketable securities	-	(582)	-

		(207)	(1,568)	(293)

		$1,405	$(31)	$270

OPTIBASE LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	–	SUBSEQUENT EVENTS (UNAUDITED)

a.	On January 13, 2009 the company signed a settlement agreement with the ITA according to a final tax obligation of $ 73 paid by the company for the final tax assessments for the years 2002-2005.

b.	On March 12, 2009 following the closing of the merger agreement between Scopus and Harmonic, the Company had disposed of its entire holding in Scopus for a total consideration of approximately $ 28,700. The Company does not expect any tax payments as a result of the sale.

c.	On May 11 2009, the board of directors of the Company resolved to expand and diverse the Company’s operations, and enter into the fixed-income real estate sector. At a special shareholders meeting held on June 25, 2009 the Company’s shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for caution purposes and without any obligation of the Company to do so. To date, the Company has yet to invest in any fixed-income real estate property.

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

/s/ Brightman Almagor Zohar & Co. ——————————————— Brightman Almagor Zohar & Co. Certified Public Accountants

Tel Aviv, Israel
June 26, 2008

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

(In thousands of U.S. dollars)

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)

Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Harmonic Video Networks LTD. (Formerly Scopus Video Networks LTD.)

We have audited the accompanying consolidated balance sheets of Harmonic Video Networks LTD. (Formerly Scopus Video Networks LTD.) and its subsidiary (“the Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harmonic Video Networks LTD. (Formerly Scopus Video Networks LTD.) and its subsidiary as of December 31, 2008 and 2007, and the results of its operations, and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
June 26, 2009

F - 2

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	December 31
	2 0 0 8	2 0 0 7

ASSETS
Current assets
Cash and cash equivalents	$33,717	$23,090
Short-term deposits	-	7,227
Trading securities	2,333	5,230
Trade accounts receivable (net of allowance for doubtful
accounts of $93 and $152, respectively)	10,363	12,409
Inventories (Note 3)	13,761	7,774
Other receivables and current assets (Note 4)	2,101	2,151

	62,275	57,881

Fixed assets, net (Note 5)	4,317	3,453

Deposits in general severance fund (Note 8(2))	171	230

Other assets (Note 6)	132	105

	$66,895	$61,669

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$7,590	$6,221
Other payables and current liabilities (Note 7)	12,527	11,184

	20,117	17,405

Liabilities for vacation and severance pay (Note 8)	1,921	1,945

Commitments and contingent liabilities (Note 9)

Shareholders' equity (Note 11)
Ordinary shares, NIS 1.4 par value; authorized
66,071,428 shares at December 31,
2008 and 2007; issued and outstanding 14,180,037
and 13,926,907 shares at December 31, 2008 and 2007,
respectively	4,614	4,517
Additional paid-in-capital	79,514	77,428
Other comprehensive income	81	72
Accumulated deficit	(39,352)	(39,698)

	44,857	42,319

	$66,895	$61,669

The accompanying notes are an integral part of the consolidated financial statements.

F - 3

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Revenues	$75,654	$57,477	$47,272

Cost of revenues	38,541	29,901	24,274

Gross profit	37,113	27,576	22,998

Research and development expenses,
net of participation by OCS of $2,894
$2,345 and $1,680, respectively	13,735	10,675	10,240

Sales and marketing expenses	17,579	15,601	12,602

General and administrative expenses	5,285	5,692	4,876

Operating income (loss)	514	(4,392)	(4,720)

Other expenses (Note 14)	1,118	-	-

Financing income, net	1,036	1,673	963

Income (loss) before income taxes	432	(2,719)	(3,757)

Income tax expense (Note 13)	(86)	(58)	(35)

Net Income (loss) for the year	$346	$(2,777)	$(3,792)

Basic and diluted net income (loss) per ordinary
share (Note 15)	$0.02	$(0.20)	$(0.29)

The accompanying notes are an integral part of the consolidated financial statements.

F - 4

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except share and per share data)

	Ordinary Shares	Additional paid-in capital	Other comprehensive income from derivatives	Deferred stock-based compensation	Accumulated deficit	Total

Balance - January 1, 2006	$4,241	$72,576	$-	$(942)	$(33,129)	$42,746
Exercise of share options	81	634	-	-	-	715
Initial adoption of SFAS 123R	-	(942)	-	942	-	-
Amortization of deferred stock-based compensation	-	1,881	-	-	-	1,881
Cost related to issuance of ordinary shares to the public	-	(31)	-	-	-	(31)
Net loss for the year	-	-	-	-	(3,792)	(3,792)

Balance - December 31, 2006	$4,322	$74,118	$-	$-	$(36,921)	$41,519
Exercise of share options	195	1,437	-	-	-	1,632
Amortization of deferred stock-based compensation	-	1,873	-	-	-	1,873
Accumulated gain from derivatives	-	-	72	-		72
Net loss for the year	-	-	-	-	(2,777)	(2,777)

Balance - December 31, 2007	$4,517	$77,428	$72	$-	(39,698)	$42,319
Exercise of share options	97	648	-	-	-	745
Amortization of deferred stock-based compensation	-	1,438	-	-	-	1,438
Accumulated gain from derivatives	-	-	9	-	-	9
Net income for the year	-	-	-	-	346	346

Balance - December 31, 2008	$4,614	$79,514	$81	$-	$(39,352)	$44,857

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Cash Flows - Operating Activities
Net income (loss) for the year	$346	$(2,777)	$(3,792)
Depreciation	1,632	1,198	1,038
Increase (decrease) in severance pay liability, net	37	204	(26)
Increase in vacation pay liability	56	235	81
Amortization of deferred stock-based compensation	1,438	1,873	1,881
Income from disposal of fixed assets	(1)	(1)	-
Decrease (increase) in trade accounts receivable, net	2,046	(2,141)	1,241
Decrease (Increase) in inventories	59	3,952	(3,275)
Decrease (increase) in other receivables and current assets	(5,987)	(1,064)	438
Decrease (increase) in other assets	(27)	(33)	33
Increase in trade accounts payable	1,369	483	245
Increase (decrease) in other payables and current liabilities	1,285	3,758	(675)

Net cash provided by (used in) operating activities	2,253	5,687	(2,811)

Cash Flows - Investing Activities
Decrease (increase) in short-term deposits	7,227	(7,227)	-
Decrease (increase) in trading securities	2,897	(5,230)	-
Purchase of fixed assets	(2,500)	(1,734)	(1,567)
Proceeds from disposal of fixed assets	5	12	-

Net cash provided by (used in) investing activities	7,629	(14,179)	(1,567)

Cash Flows - Financing Activities
Proceeds from exercise of options	745	1,632	715
Cost of Issuance of ordinary shares to the public	-	-	(31)

Net cash provided by financing activities	745	1,632	684

Increase (decrease) in cash and cash equivalents	10,627	(6,860)	(3,694)
Cash and cash equivalents at beginning of the year	23,090	29,950	33,644

Cash and cash equivalents at end of the year	$33,717	$23,090	$29,950

Supplemental information:
Interest paid in cash	$-	$-	$2

Taxes paid in cash	$17	$11	$49

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 1	–	GENERAL

a.	Harmonic Video Networks LTD. (Formerly Scopus Video Networks LTD.), an Israeli corporation, and its wholly – owned subsidiary in the United States of America, Scopus Video Networks Inc. (“SVNI”), (together “the Company”) provide digital video networking platforms that allow network operators and content providers to transmit, process and manage digital video content. The Company operates in one operating and reporting segment.

b.	On December 22, 2008, Harmonic Inc. (NASDAQ: HLIT) and the Company announced the signing of a definitive agreement pursuant to which Harmonic Inc. would acquire Scopus. Under the terms of the definitive agreement Sunrise Acquisition Ltd., an Israeli company and a wholly owned subsidiary of Harmonic Inc. acquired the Company through a merger of Sunrise Acquisition Ltd. with and into the Company.

Upon the closing of the merger, which occurred on March 12, 2009, the Company became a private company and each exercisable option as well as the ordinary share of the Company issued and outstanding prior to the effective time of the merger was automatically converted into the right to receive US$5.62 in cash (subject to applicable withholding taxes).

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

B.	Functional currency and translation in foreign currencies

A majority of the Company’s revenues is generated in dollars. In addition, most of the Company’s costs are denominated and determined in dollars and in Israel shekels. The Company’s management believes that the dollar is the currency in the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

C.	Principles of consolidation

The consolidated financial statements include the financial statements of Harmonic Video Networks LTD. (Formerly Scopus Video Networks LTD.) and SVNI, after elimination of material inter-company transactions and balances.

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

F - 7

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Trading securities

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

G.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed, for specific accounts, which, in management’s estimate, are doubtful of collection.

H.	Fair value of financial instruments

The carrying values of cash and cash equivalents, short-term deposits, marketable securities, trade receivables, trade payables and accrued liabilities approximate fair values due to the short-term maturities of these instruments.

Effective January 1, 2008, the Company adopted SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”) and, effective October 10, 2008, adopted FASB Staff Position (“FSP”) No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”), except as it applies to the nonfinancial assets and liabilities subject to FSP No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP 157-2”). SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	–	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	–	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company utilizes Level 2 inputs for purposes of valuing its Marketable securities

I.	Inventories

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

F - 8

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets, as follows:

Years

Office equipment and furniture	4-10
Machinery, hardware and equipment	3-5
Software	3-4
Leasehold improvements	Over the shorter of the related
lease period or the life of the asset.

K.	Impairment of assets

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2006, 2007and 2008, no impairment losses were identified.

L.	Revenue recognition

(1)	The Company recognizes revenues from products upon delivery in accordance with SAB 101, as amended by SAB 104, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or system is material and specified by the customer, revenue is deferred until all material acceptance criteria are met. In instances in which the Company enters into transactions that represent multiple-deliverable arrangements with elements including products, maintenance, installation or training, the Company implements the guidance of EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), according to which multiple-deliverable arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple- deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

■	The delivered item has value to the client on a stand-alone basis.

■	There is an objective and reliable evidence of the fair value of the undelivered items.

■	If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

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

F - 9

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Revenue recognition (cont.)

(3)	Revenue from long-term contracts is recognized in accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” under the percentage-of-completion method on the basis of actual costs incurred relative to total expected costs under the contract. Revisions in estimates of costs to be invested are reflected in the accounting period in which the circumstances that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are deferred and recorded as advance payments from customers. Related contract costs include all direct material and labor costs and the related indirect costs, and are included in costs of sales in the consolidated statements of operations.

(4)	An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

N.	Research and development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against these costs.

The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

O.	Derivative financial instruments

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

P.	Provision for warranty

The warranty provision is computed on the basis of past experience as well as management estimates.

F - 10

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Income taxes

(1)	Income taxes are computed in accordance with SFAS 109 (“Accounting for Income Taxes”) of the FASB. Accordingly, deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carry-forwards for tax losses and deductions. Deferred taxes are computed at enacted tax rates expected to be in effect when such temporary differences are realized, as they are known as of the balance sheet date. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

(2)	The Company has sustained losses both for financial reporting and tax reporting purposes. Accordingly, it is not considered more-likely-than-not that the Company will be able to realize net deferred tax assets, which have arisen as a result of its carry-forward losses and net benefits arising from temporary differences. Therefore, the Company has recorded a valuation allowance for the full amount of such benefits.

(3)	The Company accounts for uncertain tax positions in accordance with FIN 48. Accordingly, the Company identified a number of tax positions. Following the assessment of these tax positions, the Company believes that they meet the ‘more than likely’ recognition threshold as outlined in this guidance and therefore the Company is not subject to any unrecognized tax exposure.

R.	Net loss per ordinary share

Basic and diluted net losses per ordinary share have been computed in accordance with SFAS 128 “Earnings per Share” based on the weighted average number of ordinary shares outstanding.

All outstanding stock options have been excluded from the calculation of the diluted loss per share since their effect is anti-dilutive.

S.	Stock-based compensation

At December 31, 2008, the Company had four equity-based employee compensation plans, which are described more fully in Note 11.

The Company accounts for equity-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operation.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for value its options at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected term of the equity-based award. Expected volatility was calculated based upon actual historical stock price movements. The expected term of the equity-based award granted is based upon the simplified method and represents the period of time that the award granted is expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company account for stock awards issued to non-employees other than members of our board of directors in accordance with the provisions of SFAS 123R and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18). Under SFAS 123R and EITF 96-18, the Company uses the Black-Scholes option-pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to stock-based compensation.

F - 11

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Stock-based compensation (cont.)

The following assumptions were utilized in such calculations for the years ended December 31, 2008 and 2007 (all in weighted averages):

	Year ended December 31, 2008	Year ended December 31, 2007

Risk free interest rate	2.08%-3.23%	4.17%-4.66%
Post vesting forfeiture rate	8%	8%
Volatility	50.49%-51.50%	46.54%-49.34%
Dividend yeild	None	None

Total estimated share-based compensation expense, related to all of the Company’s share-based awards, recognized for the years ended December 31, 2008 and 2007 was comprised as follows:

	Year ended December 31, 2008	Year ended December 31, 2007

Cost of revenues	113	101
Research and development expenses	191	192
Sales and marketing expenses	365	276
General and administrative expenses	769	1,304

	1,438	1,873

T.	Recently issued accounting pronouncements

(1)	SFAS 141(R) “Business Combinations”

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

The Company does not expect the adoption of FASB No. 141(R) to have a material impact on its consolidated financial statements.

(2)	FSP 161 “Disclosures about Derivative Instruments and Hedging Activities”

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”), which will require increased disclosures about an entity’s strategies and objectives for using derivative instruments; the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. Certain disclosures will also be required with respect to derivative features that are credit risk-related. SFAS No. 161 is effective for the Company beginning on January 1, 2009 on a prospective basis. The Company does not expect this Standard to have a material impact on its consolidated results of operations or financial condition.

(3)	FSP 157-2 “Fair Value Measurement”

In February 2008, the FASB issued FSP No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP 157-2. Collectively, the FSPs defer the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of SFAS No. 157. The Company adopted SFAS No. 157 effective January 1, 2008 and the related FSPs effective October 10, 2008, except for those items specifically deferred under FSP 157-2. The Company does not expect this standard to have a material impact on its consolidated results of operations or financial condition.

F - 12

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 3	–	INVENTORIES

	December 31,
	2 0 0 8	2 0 0 7

Raw materials	$8,983	$5,732
Finished products	4,343	1,794
Finished products used for demonstration purposes	435	248

	$13,761	$7,774

In the years ended December 31, 2008, 2007 and 2006, the Company wrote down inventories in the amounts of $1,131, $1,197 and $705, respectively.

NOTE 4	–	OTHER RECEIVABLES AND CURRENT ASSETS

	December 31,
	2 0 0 8	2 0 0 7

Government institutions	$1,599	$1,498
Advances to suppliers	103	84
Prepaid expenses	382	534
Other	17	35

	$2,101	$2,151

NOTE 5	–	FIXED ASSETS, NET

	December 31,
	2 0 0 8	2 0 0 7

Cost:
Office equipment and furniture	$879	$795
Machinery, hardware and equipment	8,611	6,838
Software	2,386	1,998
Vehicles	24	24
Leasehold improvements	845	597

	12,745	10,252

Accumulated depreciation	8,428	6,799

Net book value	$4,317	$3,453

F - 13

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 6	–	OTHER ASSETS

	December 31,
	2 0 0 8	2 0 0 7

Prepaid expense - long term	$104	$68
Deposits for rent agreements	28	37

	$132	$105

NOTE 7	–	OTHER PAYABLES AND CURRENT LIABILITIES

	December 31,
	2 0 0 8	2 0 0 7

Accrued vacation and employee benefits	$3,769	$3,117
Institutions - payroll related	1,607	1,499
Customer advances	560	1,298
Accrual for warranty and repairs	1,707	1,289
Accrued royalties	1,481	967
Accrued commissions to sales agents	237	341
Deferred revenue	1,298	1,015
Accrued expenses and other	1,868	1,658

	$12,527	$11,184

NOTE 8	–	LIABILITIES FOR VACATION AND SEVERANCE PAY

Composition:

	December 31,
	2 0 0 8	2 0 0 7

Liability for vacation pay (1)	$844	$845
Liability for severance pay (2)	1,077	1,100

	$1,921	$1,945

(1)	This portion of the Company’s liability for vacation pay is not expected to be paid during the year subsequent to the balance sheet date. The liability for vacation pay, which is expected to be paid during the year subsequent to the balance sheet date, is included in current liabilities.

(2)	The liability for severance pay reflects the amounts due in accordance with existing labor agreements. The liability has been computed in accordance with the period of employment and the employee’s most recent salary. The liability for severance pay covers the Company’s entire obligation as of the balance sheet date, except for liabilities covered by payments to insurance policies and pension funds. Deposits in general severance fund in the amount of $171 and $230 (including accumulated profits) as of December 31, 2008 and 2007, respectively, are presented as long-term assets. Insurance policies and pension funds may be withdrawn subject to the fulfillment of the requisite conditions set forth under the Severance Pay Law – 1963. Amounts paid to insurance policies and pension funds and the related liabilities are not presented in the Company’s balance sheet, as these are not under the control of the Company’s management.

F - 14

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Contingent liabilities

(1)	As of December 31, 2008 the Company has provided several bank guarantees in the total amount of $463 to guarantee performance on contracts with customers, and other bank guarantees in the total amount of $577.

(2)	In November 2004, one of the Company’s suppliers filed a monetary claim against the Company and its chairman in the amount of $150 with respect to services allegedly provided by the supplier. According to the claim, the Company owe the supplier monies for consulting services provided by him on the year of 2003. In December 2004 the Company submitted a statement of defense and a cross action in the amount of $140. On November 11, 2007, a judgment was rendered, according to which the Company were obligated to pay the supplier the amount of approximately $117.4 and grant the supplier an option to purchase 8,260 of the Company ordinary shares. The Company filed an appeal to the district court regarding the judgment rendered against the Company, including all its components and statements. In May 2006, the same supplier filed a second claim against the Company and its chairman in the approximate amount of $800. According to the claim, the Company owes the supplier monies for consulting services provided by him on the years 2004-2005. In light of the undesirable outcome of the first claim and the supplier’s intention to file another lawsuit in respect to amounts allegedly owned for the year 2006, on March 19, 2008 the Company signed a settlement agreement with the supplier, without admitting any claim what so ever, under which the Company paid the supplier $650 and granted the supplier an option to purchase 28,410 of the Company’s ordinary shares, in return for a final and complete dismissal of both claims. The settlement agreement was finalized on April 9, 2008. As of December 31, 2008 the Company does not have any obligations to the supplier.

(3)	Following the completion of the merger with Harmonic Inc. and the structural and organizational changes in the Company as a result, it was decided to dismiss some of the Company’s personal. A former employee claims that she was dismissed unlawfully, due to age discrimination. Moreover, the Company received on May 11, 2009 a letter from the employee lawyer, in which the employee claims that she is entitled to a certain bonus for the year of 2009, a portion of bonus and an acceleration of options, an extended notice period and an additional amount with respect to her severance pay. In response, the Company’s lawyer responded by letter on May 26, 2009, and rejected all the aforementioned claims. In addition, the Company proposed the employee a settlement agreement which was turned down by her. The Company and the employee are currently in the process of negotiating the terms of her severance payments. Another former employee claims that he was dismissed unlawfully and not in good faith, including due to age discrimination. The employee further claims that the hearing procedure in connection with the dismissal procedure was infected with some faults. In addition, the employee claims that he has not been compensated by the Company for overtime work and therefore the Company has failed to comply with the applicable law. The employee demands to be paid by the Company the amount of approximately NIS100,000. In addition, the Labor-Court rejected the employee request for temporary remedy in form of return to work. On June 16, 2009 he filed a statement of claim requesting NIS1,500,000 due to his dismissal. A statement of defense is to be filed by the Company no later than September 6, 2009.

B.	Commitments

(1)	The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Commerce and Trade (“OCS”), on proceeds from sales of products with respect to which the OCS has participated in research and development, up to the amounts of grants received by the Company plus interest. The royalties are payable at a rate of 3.5% of applicable sales. The total amounts of grants received, net of royalties paid or accrued, at December 31, 2008 was $12,905. Royalty expenses to the OCS in 2008, 2007 and 2006 were $1,386, $992 and $781, respectively.

(2)	Within the framework of agreements for product development, the Company is committed to pay royalties to third parties on future sales of the products resulting from that development. Royalty expenses from these agreements in 2008, 2007 and 2006 were $659, $398 and $130, respectively.

F - 15

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
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

At December 31, 2008, the aggregate future minimum lease obligations (sales offices and motor vehicles) under all non-cancelable leases agreements were as follows:

Year ending December 31,

2009	$1,310
2010	972
2011	407

$2,689

NOTE 10	–	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of non-derivative assets and non-derivative liabilities. Non-derivative assets include cash and cash equivalents, trading securities, trade accounts receivable, and other receivables and current assets. Non-derivative liabilities include trade accounts payable, and other payables and current liabilities. Due to the short-term nature of these financial instruments, their fair value closely approximates the value at which they are presented in the financial statements.

F - 16

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
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

On December 16, 2005 the Company completed an initial public offering (IPO) on the NASDAQ National Market. Prior to the IPO the Company had 15,357,143 authorized shares. On December 6, 2005, the Company’s shareholders general meeting resolved to increase its authorized shares to a total of 60,000,000. . As part of this offering the Company: (i) effected a one-for-two and eight tenths reverse share split (every 2.8 shares were converted into 1 share); (ii) converted all preferred shares into ordinary shares by ratios described in 3 below, (iii) changed the par value per share to NIS 1.4 (from NIS 0.5, coincident with 2.8 ratio); and (iv) sold 4,500,000 shares to the public.

The price per share in the IPO was $7 per share and total proceeds net of underwriter’s commission were $29,295 (before deduction of issuance costs).

F - 17

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11	–	SHARE CAPITAL (cont.)

B.	Share option plans

(1)	First Plan

In 1997, the Company’s Board of Directors approved a share option plan for the allotment of up to 131,620 options, to be granted to employees. Each option was exercisable, for no consideration, into one ordinary share.

As of December 31, 2008, 128,056 options were exercised into ordinary shares and 3,564 options were forfeited.

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

As of December 31, 2008, 107,801 options were exercised and 130,287 options are outstanding.

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

F - 18

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
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

During 2008 the Company granted 541,170 options under this plan at an exercise price equal to share market price on grant date. All these options expire in 5 years.

As of December 31, 2008, 947,627 options were exercised into ordinary shares and 3,582,713 options are outstanding.

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

As of the December 31, 2008, the number of options outstanding and exercisable under this plan was 231,798.

(5)	A summary of the information with respect to the Company’s share option plans is as follows:

	Options outstanding	Weighted average exercise price

Balances, December 31, 2005	3,515,066	$3.40
Granted	815,037	$5.20
Exercised	(255,315)	$2.80
Forfeited	(76,781)	$4.19

Balances, December 31, 2006	3,998,007	$3.76
Granted	517,000	$5.35
Exercised	(568,574)	$2.88
Forfeited	(112,694)	$4.87

Balances, December 31, 2007	3,833,739	$4.04
Granted	541,170	$4.36
Exercised	(253,130)	$2.94
Forfeited	(176,981)	$5.03

Balances, December 31, 2008	3,944,798	$4.16

F - 19

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11	–	SHARE CAPITAL (cont.)

B.	Share option plans (cont.)

(6)	The following table summarizes information about share options outstanding as of December 31, 2008:

Options Outstanding				Options Exercisable
Range of exercise prices	Options at December 31, 2008	Weighted average remaining contractual life	Weighted average exercise price	Options at December 31, 2008	Weighted average exercise price
		(Years)

$2.80 - $3.75	1,983,361	4.50	$2.84	1,856,962	$2.82
$4.2 - $5.60	1,614,619	3.28	$4.90	677,804	$5.07
$7.00 - $7.84	292,291	6.86	$7.61	292,291	$7.61
$8.34 - $8.40	54,527	2.99	$8.37	54,527	$8.37

Total	3,944,798	5.23	$4.16	2,733,962	$3.73

NOTE 12	–	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

The Company adopted SFAS 131 “Disclosure about Segments on an Enterprise and Related Information”. The Company operates in one operating and reporting segment.

A.	Geographic information

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Revenues:
USA	$19,337	$9,388	$8,146
Other	4,276	3,790	1,649

Total North and South America	23,613	13,178	9,795

India	10,014	8,277	5,730
Other	7,182	9,075	7,588

Total Asia and the Pacific Rim	17,196	17,352	13,318

Russia	6,186	3,695	5,447
Other	28,659	23,252	18,712

Total Europe, the Middle East and Africa	34,845	26,947	24,159

Total revenues	$75,654	$57,477	$47,272

	December 31,
	2 0 0 8	2 0 0 7

Fixed assets, net:
Israel	$4,041	$3,131
USA	276	322

Total	$4,317	$3,453

F - 20

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 12	–	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

B.	Revenues by major customers

In the years 2008, 2007 and 2006 there was no customer accounting for more than 10% of the Company’s annual revenues.

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

F - 21

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 13	–	INCOME TAXES (cont.)

D.	As of December 31, 2008 the Company has recorded a valuation allowance for the entire amount of deferred tax assets arising from tax loss carry forwards in the amount of $39.9 million, due to management estimation that the realization of such amounts is not considered to be more-likely-than-not.

E.	The Company’s effective tax rate differs from the statutory rate applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carry-forward (see D above).

F.	Israeli tax reform

On July 25, 2005, an amendment to the Israeli tax law was approved by the Israeli Parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006. The amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and 25% thereafter.

NOTE 14	–	OTHER EXEPNSES

Other expenses are due to consulting expenses and compensation fees in an amount of $582 thousands, in connection with the unrealized acquiring transaction of Optibase Ltd. Operations and also due to consulting expense in an amount of $536 in connection with Harmonic Inc. transaction (see Note 1b).

F - 22

HARMONIC VIDEO NETWORKS LTD. (FORMERLY SCOPUS VIDEO NETWORKS LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 15	–	NET INCOME (LOSS) PER ORDINARY SHARE

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Net income (loss)	$346	$(2,777)	$(3,792)

Weighted average number of ordinary shares outstanding
used in basic income (loss) per ordinary share
calculation	14,040,617	13,595,346	13,204,500

Weighted average number of ordinary shares outstanding
used in diluted income (loss) per ordinary share
calculation	14,188,364	13,595,346	13,204,500

Basic and diluted net income (loss) per ordinary share	$0.02	$(0.20)	$(0.29)

NOTE 16	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In January 2007, Optibase Ltd. became a related company to the Company through acquisition of Koor’s shares. The Company sold its products to Optibase Ltd. on a regular course of business.

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Statement of operations data:
Revenue - formerly related party	$-	$3	$-

Revenue	$103	$94	$-

Balance sheet data:
Trade accounts receivable	$14	$45	$-

F - 23

SIGNATURES

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

Date: June 29, 2009	OPTIBASE LTD. By: /s/ Shlomo (Tom) Wyler —————————————— Shlomo (Tom) Wyler President, Chief Executive Officer and Executive Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum of Association of Optibase Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 6-K dated February 15, 2002).

1.2*	Amended and restated Articles of Association of Optibase Ltd.

4.1	Agreement among Optibase Ltd., Koor Corporate Venture Capital and Koor Industries Ltd., dated January 10, 2007 (incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2006).

4.2	Agreement among Optibase Ltd. and Pitango Venture Capital Fund III (Israeli Investors) LP, Pitango Venture Capital Fund III (Israeli Sub) LP, Pitango Venture Capital Fund III (Israeli Sub) Non-Q LP, Pitango Parallel Investor Fund III (Israel) LP, Pitango Principals Fund III (Israel) LP and Pitango Venture Capital Fund III Trusts 2000 Ltd., dated December 31, 2007 (incorporated by reference to Exhibit 99.3 to Schedule 13D/A, filed with the Registrant on January 2, 2008).

4.3	Agreement among Optibase Ltd. and Genesis Partners II LDC and Genesis Partners II (Israel) LP, dated December 31, 2007 (incorporated by reference to Exhibit 99.4 to Schedule 13D/A, filed with the Commission by the Registrant on January 2, 2008).

4.5	Agreement among Optibase Ltd. and Vertex Israel II (C.I.) Fund, L.P, Vertex Israel II (A) Fund, L.P, Vertex Israel II (B) Fund, L.P, Vertex Israel II Discount Fund, L.P, Vertex Israel II (C.I.) Executive Fund, L.P., dated December 31, 2007 (incorporated by reference to Exhibit 99.3 to Schedule 13D/A, filed with the Commission by the Registrant on January 2, 2008).

4.6	Agreement between Optibase Ltd. and Mr. Shlomo (Tom) Wyler dated May 6, 2008 (incorporated by reference to Exhibit 99.4 to Schedule 13D/A, filed with the Commission by Shlomo (Tom) Wyler on June 25, 2008).

4.7	Agreement between Optibase Ltd. and Harmonic Inc. dated December 22, 2008 (incorporated by reference to Exhibit 99.13 to Schedule 13D/A, filed with the Commission by Shlomo (Tom) Wyler on December 23, 2008).

4.8	Form of Letter of Indemnification between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 99.3 to Registrant's Report on Form 6-K, filed with the Commission on October 5, 2005).

4.9	Form of Letter of Indemnification between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.10	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.11	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.12	102 Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.13	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.14	2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to an amendment, by reference to Exhibit 99.7 to the Registrant’s Report on Form 6-K, filed with the Commission on February 15, 2002).

4.15	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c).9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.16	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on From S-8 (File no. 333-137644)).

8.1	List of the subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.

15.2*	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu.

15.3*	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu.

* Filed herewith