Form 20-F
period 2009-12-31
OPTIBASE LTD
filed 2010-06-30
CIK 1077618

As filed with the Securities and Exchange Commission on June 30, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-29992

OPTIBASE LTD.
(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	Israel (Jurisdiction of incorporation or organization)

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972-9-970-9288
(Address of principal executive offices)

Mr. Amir Philips, Chief Financial Officer
Telephone Number: 972-9-9709200, Fax Number: 972-9-9586099, Email: amirp@optibase.com
2 Gav Yam Center
7 Shenkar Street
Herzliya, 46120 Israel
(Name, Telephone, E-Mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par-value NIS 0.13 each	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,914,281 Ordinary Shares, par value NIS 0.13 per share, including 347,573 Ordinary Shares held by the Registrant and 30,000 Ordinary Shares held by a trustee for the benefit of the Registrant’s employees under the Registrant's incentive plan, both awarding their holders no voting or equity rights.

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

Yes ☒                                No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐                                No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financing Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                                Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                                No ☒

- ii -

- iii -

CERTAIN DEFINED TERMS

In this annual report, unless otherwise provided, references to the "Company," "Optibase", "we", "us" or "our" are to Optibase Ltd., a company organized under the laws of Israel, and its wholly owned subsidiary, Optibase, Inc., a Californian corporation. In addition, references to our financial statements are to our consolidated financial statements, except as the context otherwise requires. References to "U.S." or "United States" are to the United States of America, its territories and its possessions.

We have registered "Optibase" and "VideoPlex", as registered trademarks. In addition, the names "Creator", "MGWFlashStreamer", "MGW Decoder", "MGW Micro", EZTV, "MPEG MovieMaker 200", "MPEG MovieMaker 230", "Media Gateway", "MGW5100", "MGW1100", "MGW2000", "MGW2000e", "MGW1000", "MGW HD", "Creator", "MGW Flash", "VideoPlex Xpress", "VideoPlex Pro", "MPEG MovieMaker", "Videoplex", "MPEG ComMotion", "MPEG Composer", "VideoPump", "MGW200", "MGW230", "MGW 400", "MovieMaker HD", "MovieMaker HD264", "Ocaster" and "MediaPump", are our trademarks.

In this annual report, references to "$" or "dollars" or "U.S. dollars" or "USD" are to the legal currency of the United States, references to "CHF" are to Swiss Francs and references to "NIS" are to New Israeli Shekels, the legal currency of Israel. The Company’s financial statements are presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except as otherwise specified, financial information is presented in U.S. dollars. References to a particular "fiscal" year are to the Company’s fiscal year ended December 31 of such year.

FORWARD-LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED "RISK FACTORS", "INFORMATION ON THE COMPANY" AND "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S BELIEFS, ASSUMPTIONS AND EXPECTATIONS OF OUR FUTURE OPERATIONS AND ECONOMIC PERFORMANCE, TAKING INTO ACCOUNT CURRENTLY AVAILABLE INFORMATION. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME. WE DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS MAY BE REQUIRED UNDER APPLICABLE SECURITIES LAWS AND REGULATIONS.

- iv -

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Introduction

During 2009, we resolved, to expand and diversify our field of operations and enter into the fixed-income real estate sector. For further details, see Item 4.A 'History and Development of The Company'.

On March 16, 2010, we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec and Optibase Technologies Ltd., collectively "Vitec"), according to which Optibase Technologies Ltd. will purchase all of the assets and liabilities related to our Video Solutions Business (the "APA" and the "Vitec Transaction"). Closing of the transaction is expected to occur on June 30, 2010, after the release of this annual report. For Further details see Item 4.B "Business Overview".

The Company, directly and indirectly, engages mainly in the following areas:

•
Digital Video and Streaming Based Products and Services or Video Technologies Business (collectively, "Video Solutions Business") – development, marketing and sale of high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets.

•	Fixed Income Real-Estate – investments in fixed-income real estate assets.

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009, and consolidated balance sheet data as of December 31, 2008 and 2009 from the audited consolidated financial statements appearing elsewhere in this annual report. These financial statements have been prepared in accordance with U.S generally accepted accounting principles ("U.S. GAAP"). We derived the consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 from audited consolidated financial statements that are not included in this annual report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with "Item 5 Operating and Financial Review and Prospects" below and the financial statements, including the notes thereto, included elsewhere in this annual report.

	Year Ended December 31,
Consolidated Statement of Operations Data:	2005	2006	2007	2008	2009
	(U.S. dollars in thousands, except per share data)
Revenues:
Video solutions	$19,343	$17,977	$22,977	$19,901	$13,149
Fixed income real estate	-	-	-	-	272
Total revenues	$19,343	$17,977	$22,977	$19,901	$13,421

Costs and expenses:
Cost of video solutions operations	7,808	7,716	11,387	9,754	6,537
Research and development, net	4,001	4,208	5,362	6,375	3,725
Selling and marketing, net	8,798	8,288	7,895	8,964	5,763
General and administrative	1,892	2,134	2,276	2,931	2,601
Cost of real estate operation					125
Total costs and expenses	22,499	22,346	26,920	28,024	18,751
Operating loss	(3,156)	(4,369)	(3,943)	(8,123)	(5,330)

Other income (expenses), net	(622)	(171)	(327)	218	-
Financial income (loss), net	1,583	1,405	(31)	270	617
Net (loss) income before tax	(2,195)	(3,135)	(4,301)	(7,635)	(4,713)
Provision for income tax			(73)		-

Net (loss) income after income tax	(2,195)	(3,135)	(4,374)	(7,635)	(4,713)

Equity in losses of affiliated companies and gain from sale of investment in affiliated company	-	-	(2,769)	(1,930)	4,773

Net income (loss) from continuing operations	$(2,195)	$(3,135)	$(7,143)	(9,565)	60
Income (loss) related to discontinued operations (1)	(1,250)	15	(30)	20	-
Net income (loss)	$(3,445)	$(3,120)	$(7,173)	(9,545)	60

Net (loss) income per share from continuing operations:
Basic	$(0.17)	$(0.23)	$(0.53)	$(0.63)	$0.00
Diluted	$(0.17)	$(0.23)	$(0.53)	$(0.63)	$0.00
Basic and diluted earnings per share from discontinued operations	$(0.09)	0.00	0.00	0.00	0.00
Net income (loss) per share
Basic and diluted	$(0.26)	$(0.23)	$(0.53)	$(0.63)	$0.00

Weighted average shares used in computing net income (loss) per share (in thousands):
Basic	13,188	13,431	13,602	15,159	16,534

Diluted	13,188	13,431	13,602	15,159	16,540

	December 31,
Consolidated Balance Sheet Data:	2005	2006	2007	2008	2009
	(U.S. dollars in thousands)

Cash, cash equivalents and short term investment in marketable securities net	$18,199	$40,695	$18,387	$11,386	$28,651
Working capital	16,383	40,342	20,098	9,610	29,254
Long term investment in marketable securities	26,742	2,207	-	-	-
Total assets	58,346	60,974	51,932	47,306	63,350
Long term loans and capital lease obligations, including current maturities	-	-	-	-	18,262
Capital Stock	118,508	119,720	120,706	126,142	126,299
Total shareholders’ equity	$44,836	$44,494	$39,164	$35,011	$35,238

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

Our business operations are subject to various risks resulting from changing economic, political, industry, business and financial conditions. In addition, this annual report contains various forward-looking statements that reflect our current views with respect to future events and financial results. Below we attempt to identify and describe the principal uncertainties and risk factors that in our view at the present time may affect our financial condition, cash flows and results of operations and our forward-looking statements. Readers are reminded that the uncertainties and risks identified below in this annual report do not purport to constitute a comprehensive list of all the uncertainties and risks, which may affect our business and the forward-looking statements in this annual report. In addition, we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Relating to the Economy, Our Financial Condition and Shareholdings

We have a history of losses and we might not be able to reach profitability.

Since 2000 and until the quarter ended March 31, 2003, we operated at a loss. We returned to profitability in the quarter ended June 30, 2003 and remained profitable until the quarter ended March 31, 2004. Since the quarter ended June 30, 2004 and until the quarter ended December 31, 2008 we returned to operating at a loss. We returned to profitability in the quarter ended March 31, 2009. Since the quarter ended June 30, 2009 and until the quarter ended December 31, 2009 we returned to operate at a loss. As of December 31, 2009, we have accumulated losses of $89.8 million. Given the current market conditions and recent economic downturn, the uncertainty in the technology sector, the uncertainty regarding the demand for our products and our research and development and other expenses as well as the uncertainty regarding the fixed income real-estate sector, we may continue to operate at a loss and may not be able to reach profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. In order to maintain profitability, we will need, among other matters, to aggressively expand markets for our new products while continuing to expand market share for our existing products and to engage in new profitable fixed-income real-estate ventures. We cannot assure you that we will be able to increase the sales of our products and revenues and achieve profitability.

The economic outlook may adversely affect the demand for our products and the results of our operations.

Weak economic conditions have caused, and may continue to cause, reductions in spending in technology markets in general, including spending in the Video Solutions Business. Consequently, there has been, and may continue to be, an adverse impact on the demand for our products and services, which has adversely affected, and may continue to adversely affect our sales and results of operations. In addition, predictions regarding economic conditions have a low degree of certainty, and further predicting the effect of the changing economy is even more difficult. We may not be able to accurately gauge the effect of the general economy on our business. As a result, we may not react to such changing conditions in a timely manner, which may result in an adverse impact on our results of operations. Any such adverse impact on the results of our operations from a changing economy may cause the price of our ordinary shares to decline.

Our future fixed-income real estate revenues are highly dependent on the over all economic outlook. Our ability to renew tenancy agreements with current tenants as well as seek new tenants in desirable conditions could be impacted by a number of factors, including, but not limited to, the global economic and financial market crisis. A decrease in demand for our real-estate properties may materially adversely affect our financial results.

We manage our available cash through investments in interest bearing bank deposits and money market funds with leading banks. We are exposed to the credit risk of such banks.

 During 2009, our available cash was invested in interest bearing bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

Our officers, directors and affiliated entities own a large percentage of our ordinary shares and could significantly influence the outcome of actions.

Our executive officers, directors and the entities affiliated with them, beneficially own, in the aggregate, as of June 21, 2010, approximately 43.71% of our outstanding ordinary shares, of which Shlomo (Tom) Wyler, our President and Chief Executive Officer holds approximately 42.62% (calculated taking into consideration shares underlying options that are currently exercisable or exercisable within 60 days of June 21, 2010 which are deemed to be outstanding), see "Item 7.A. Major Shareholders" below. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

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

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual results. Factors that may contribute to the fluctuations in our quarterly results of operations include:

❖	The timing of purchases of our products by system integrators and other large customers;

❖	The rate of acceptance of new products we introduce;

❖	The loss of major customers;

❖	Product introductions and other actions taken by our competitors;

❖	Market acceptance of IPTV video services;

❖	Changing networking standards in the video solutions industry and our ability to anticipate and react to such changes in a timely manner;

❖	Changes in sales and distribution environments and costs;

❖	Fluctuations in manufacturing yields and delays in product shipments;

❖	The purchase or failure to purchase fixed-income real-estate assets;

❖	Changes in the availability, cost and terms of financing;

❖	The ongoing need for capital improvements;

❖	Personnel changes;

❖	Changes in foreign exchange rates;

❖	General economic conditions, particularly in those countries or regions where we sell our products; and

❖	Fluctuations in foreign exchange rates between the USD and other currencies relevant to the location of our real estate properties

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

The trading price of our ordinary shares has been highly volatile, and may continue to fluctuate significantly due to factors beyond our control.

The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

❖	The entering into new businesses;

❖	The announcement of new products, services or service enhancements by us or our competitors;

❖	Quarterly variations in our results of operations or in our competitors’ results of operations;

❖	Changes in earnings estimates or recommendations by securities analysts;

❖	Perceptions of the video solutions and networking industry’s relative strength or weakness;

❖	Developments in our industry and change in demand for our products;

❖	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

❖	Seizure of a substantial business opportunity by our competitors or us;

❖	Availability of funding resources for the acquisition of new real estate assets;

❖	Fluctuations in foreign exchange rates between the USD and other currencies relevant to the location of our real estate properties; and

❖	Changes in interest rates.

We expect this volatility to continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many technology companies and which may not be related to the operating performance of those companies. Volatility in the price of stock of companies in the video solutions industry has been particularly high. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2009 through June 2010, the closing price of our ordinary shares fluctuated reaching a high of $1.55 and decreasing to a low of $0.93. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Holders of our ordinary shares who are United States residents face income tax risks.

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we became a PFIC during the taxable year ended December 31, 2009, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read "Item 10.E. Taxation" under the heading "United States Federal Income Tax Consequences" below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We may not be able to raise additional financing for our future capital needs on favorable terms, or at all, which could limit our growth and increase our costs and could adversely affect the price of our ordinary shares.

We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent approximately $37 million in cash as a component of the consideration paid to acquire Viewgraphics Inc. and certain other assets, see also "Item 4.A. History and Development of the Company" below. In June 2008, we also issued 2,816,901 ordinary shares in a private placement to our Chief Executive Officer and President and then Executive Chairman of our board of directors in consideration for $5 million. It is probable that we will need to raise additional capital in the future to continue our longer-term strategic plans. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. This could inhibit our growth and increase our operating costs.

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

As we have done in the past, we may in the future continue to pursue acquisitions of businesses, products and technologies, or the establishment of joint ventures, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology, service or product could cause diversion of management’s time as well as our resources. Future acquisitions could result in:

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our annual report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our annual report on Form 20-F for each fiscal year (such requirement is currently expected to be applicable to us starting with our annual report on Form 20-F for the fiscal year ending December 31, 2010, if not further deferred or abolished). We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2009, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Our Video Solutions Business

On March 16, 2010, we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of S.A. Vitec (also known as Vitec Multimedia), according to which Optibase Technologies Ltd. will purchase all of the assets and liabilities related to our Video Solutions Business. Closing of the transaction is expected to occur on June 30, 2010, after the release of this annual report. For further details see Item 4.B "Business Overview".

The video solutions market is highly competitive, and we may lose sales to our competitors and be forced to continue to lower the prices for our products, which may result in reduced revenues.

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

We expect price competition to escalate in the video solutions industry. We have consistently attempted to minimize the effect of price reductions in the market by introducing more sophisticated products at the top of our product line, and thereby attempt to maintain higher selling prices. However, competition in the future may force us to further lower product prices and we may be unable to introduce new products at higher prices. We cannot assure you that we will be able to compete successfully in this kind of price competitive environment. Lower prices and reduced demand for our products would reduce our ability to generate revenue. Failure by us to mitigate the effect of these pressures through cost reduction of our products or changes in our product mix could have a material adverse effect on our business, financial condition and results of operations.

Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do. Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors. Moreover, some companies in the video solutions industry, including some of our competitors, participate in business combinations. These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

If the video solutions market does not grow as we expect, the demand for some of our products and technology may decline and our revenues will be materially adversely affected.

Our growth depends on our ability to predict which segments of the video solutions markets will grow and on our ability to penetrate those segments. We have devoted substantial effort and expense to the development of new products based on our prediction of market trends, however, if market growth rates do not meet our expectations, or if we are unsuccessful in identifying and penetrating those segments, our business will suffer. In addition, general weak economic conditions have had an adverse impact on the digital video industry and on the demand for our products. If the economic conditions persist and demand does not increase, our revenues will decline, and our business will be materially adversely affected.

The video solutions market is characterized by rapid technological changes and multiple evolving standards. If we fail to enhance our existing products, develop new and more technologically advanced products and successfully market these products, the results of our operations will suffer.

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

Our MGW X100 product family accounted for 61% of our revenues in 2007, 68% of our revenues in 2008 and 72% of our Video Solutions revenues in 2009. While our revenues from the MGW X100 product family increased as a percentage of total revenues, it decreased in absolute dollars over this period, we expect that this product family will continue to account for a significant portion of our revenues in the next year. If this product fails to match the price, availability, quality or other features of competing products or to otherwise meet our expectations with respect to market demand, it would have a material adverse affect on our results of operations.

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

A decrease in the sales of our Video Technologies product line which we expect to continue over the coming years, has had an adverse effect on our financial results and will continue to have an adverse effect on our financial results in the future.

Our sales from the Video Technologies product line were $8.6 million in 2007, $6.2 million in 2008 and $3.6 million in 2009. The decrease in the sales of our Video Technologies products are mainly attributed to significant advances in PC technology supporting software products for standard definition encoding and the emergence of new compression formats. We expect that our sales from the Video Technologies products will continue to decrease over the years which would adversely affect our financial results.

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

Some of our sales to the enterprise market and federal agencies in the United States in particular are conducted directly. However, sales to major federal agencies largely depend on our ability to develop relationships and form business combinations with large purchasing agencies. Failure to develop such relationships will have a material adverse affect on our revenues and results of operations.

As we market our products internationally our business is affected by the WEEE and RoHS directives.

As manufacturers and sellers of electronic equipment, certain aspects of the Restriction of Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive (2002/95/EC) which bans the use on the European Union ("EU") market of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants and the Waste Electrical and Electronic Equipment (WEEE) Directive (2002/96/EC) which regulates the collection, recovery and recycling of waste from electrical and electronic products apply to our operation. In addition, the Peoples’ Republic of China has enacted a law on Management Methods for Controlling Pollution by Electronic Information Products, referred to as the China RoHS, that is equivalent of the bans implemented in the EU, but the marking and product certification requirements exceed the requirement of the EU RoHS directive. Furthermore, the scope of this legislation is broader than the EU RoHS directive, covering also medical devices and measurement instruments. Although we make efforts to comply with the directives, if we fail to do so, we may not be able to market our products effectively in some countries (mainly in Europe) and as a result, our operations will be adversely affected. In order to comply with these directives we have invested and may need to further invest development resources to replace non-compliant components with compliant components with the same function. Our costs of goods sold may also increase due to the use of certain new components and manufacturing processes. We cannot assure you that lack of compliance with the WEEE and RoHS directives will not have a material adverse effect on our financial condition or results of operations. In some cases compliance with these directives may require changing a hardware product in a way that requires some of our customers to make changes to their own systems. The need by a customer to change an existing system requires an investment of resources and presents the opportunity for a customer to reconsider the advantages of our products in comparison with those of competitors, and may result in the loss of some of our customers.

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

We depend upon sole source suppliers for key components used in our products. These key components include, for example:

❖	H.264 SD, H.264 HD, MPEG I/II, MXF, AAC, Flash, streaming servers and HD video encoding tools provided by technological partners;

❖	Encoding and Decoding S/W’s provided by Main concept;

❖
Various modules, which are integrated in our systems, both for the MGW2000, MGW200/400, MGW Flash, MGW5100, MGW 1100, MGW HD and the MGW1000 including: Encoding module by Ateme S.A., Switches supplied by PTI (Performance Technologies Inc.), Interface by Intel Corporation, Hosts supplied by Kontron AG, backplane boards by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd., Elma Electronic Israel Ltd and Dan-el Technologies Ltd.;

❖	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc. and TI, which are used in our MGW X100 product line and Movie Maker 400 products;

❖	Video compression chips manufactured by Fujitsu, Magnum and NEL;

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

Our continued growth and success largely depend on the managerial and technical skills of key technical, sales and management personnel. If any of the current members of the senior management team are unable or unwilling to continue in our employ, our results of operations could be materially and adversely affected. Our success also depends to a substantial degree upon our ability to attract, motivate, and retain other highly qualified personnel. The technology associated with video solutions is at a relatively advanced stage, and there are many competitors in this area. Consequently, there is considerable competition for the services of technical, sales, management and engineering personnel.

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

Since 2001 and until the first quarter of 2010, we have continuously implemented various cost-control measures affecting various aspects of our business operations, including several reductions in our workforce in particular in our U.S. and Israeli offices among various departments. We may in the future be required to take additional cost-saving actions to reduce our operating losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse affect on our financial conditions. On the other hand, even if we are successful with these efforts and can generate the anticipated cost savings, these actions may adversely impact our employees’ morale and productivity, the competitiveness of our products and business, our strength and stability as perceived by our customers and the results of our operations.

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

All of our products rely on technology that could be the subject of existing patents or patent applications of third parties. Many participants in the video solutions market have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. We expect that companies will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Such claims may require us to enter into license arrangements, or may result in protracted and costly litigation that would require us and our management to make significant expenditures of time, capital and other resources, regardless of the merits of these claims. Any necessary licenses may not be available or if available, may not be obtainable on commercially reasonable terms. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop selling all or some of our products, and our business would be harmed.

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

We receive grants from the Office of the Chief Scientist, or the OCS, in the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. Through 2009, we received an aggregate of $8.4 million in grants from the OCS and our accrued and paid royalties to the OCS totaled $4.2 million. We also receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises". These grants and tax benefits might be reduced in the future. To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including payment of royalties with respect to grants received and making specified investments in fixed assets. Under the Encouragement of Industrial Research and Development Law, of 1984, or the "R&D Law", and the terms of the OCS grants, we are subject to three main obligations: (i) the obligation to locally manufacture the OCS supported products; manufacturing the OCS supported products outside of Israel that results in a reduction of more than 10% of the local manufacturing rate, is subject to the OCS's prior written approval and the payment of increased royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel, at an increased annual return rate; (ii) the obligation not to transfer know-how, that was developed as a result of grants received from the OCS (in the course of an ‘approved plan’), outside the State of Israel; the Research Committee is authorized to approve the transfer of know-how, that results from research and development made in the course of an ‘approved plan’, outside of Israel pursuant to certain terms, including payment of a redemption fee; and (iii) the obligation to pay royalties to the OCS whenever the company successfully commercializes OCS funded products. Failure to comply with the R&D Law may result in cancellation of the grants received from the OSC. We may be required to refund the portion of the grant already received plus interest and we may also be subject to penalties and criminal charges. The difficulties in obtaining the approval of the OCS for the transfer of know-how and manufacturing rights out of Israel could have a material adverse effect on strategic alliances or other transactions that we may enter into in the future that provide for such a transfer.

Entitlement to the tax benefits under the Law for Encouragement of Capital Investments for enterprises to which the Investment Center granted an Approved Enterprise status prior to December 31, 2004, is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. In the event of our failure to comply with these conditions, the tax and other benefits granted under the Law for Encouragement of Capital Investments could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of Consumer Price Index linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so. There can be no assurance that we, who enjoy Approved Enterprise benefits under the Law for Encouragement of Capital Investments will, meet the conditions stipulated under the Law for Encouragement of Capital Investments in order to obtain a future status of Privileged Enterprise, or that the provisions of the Law for Encouragement of Capital Investments will not change in respect of such status. The termination or reduction of the benefits under the Law for Encouragement of Capital Investments would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. See "Item 10.E. Taxation" under the heading "Israeli Taxation – Tax benefits under the Law for the Encouragement of Capital Investments, 1959." below.

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

The sale of our assets and liabilities related to our Video Solutions Business under the Vitec Transaction is subject to the receipt of consents and approvals from various entities, which may impose conditions on, or jeopardize the completion of, the sale or reduce the anticipated benefits of the sale. Failure to complete the sale of our assets and liabilities related to our Video Solutions Business under the Vitec Transaction could negatively impact the market price of our ordinary shares and our future business and financial results.

On March 16, 2010, we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Vitec, according to which Vitec will purchase all of the assets and liabilities related to our Video Solutions Business (the "APA" and the "Vitec Transaction" respectively). Closing of the transaction is expected to occur on June 30, 2010, after the release of this annual report. For further details see Item 4.B "Business Overview" and Item 10.C "Material Contracts".

Completion of the sale of our assets and liabilities related to our Video Solutions Business under the Vitec Transaction is conditioned upon the satisfaction of closing conditions, including the receipt of certain required approvals from third parties and receipt of all necessary regulatory approvals and, if applicable, approval of the transaction by the Israeli Antitrust Authority, all as set forth in the APA with Vitec. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived, and the sale may not be consummated.

If the sale of our Video Solutions Business to Vitec is not completed for any reason, our on-going business may be materially adversely affected and will be subject to a number of risks, each of which, among others, may have a negative impact on the market price of our ordinary shares. The risks associated with a failure to complete the acquisition include, but are not limited to:

•	failure to pursue other beneficial opportunities as a result of the focus of management of each of the companies on the sale, without realizing any of the anticipated benefits of the sale;

•	the market price of our ordinary shares may decline to the extent that the current market price reflects a market assumption that the sale will be completed;

•	we may experience negative reactions to the termination of the sale from licensors, collaborators, suppliers, customers or other strategic partners; and

•	our costs incurred related to the sale, such as legal and accounting fees, must be paid even if the sale is not completed.

There is no assurance that we will receive the full benefits from the Vitec Transaction.

The Vitec Transaction includes an "earn-out" mechanism pursuant to which 45% of Vitec’s revenues deriving from the Video Solutions Business and exceeding $14 million in the year following the closing of the transaction, will be paid to us. For additional information on the Vitec Transaction, see Item 10.C "Material Contracts". The receipt of the proceeds from the "earn-out" mechanism depends, among other things, on market conditions and the successful integration and sale of our products by Vitec. There is no assurance that we will receive any proceeds from the "earn-out" mechanism.

In addition, under the asset purchase agreement with Vitec, $1 million out of the aggregate consideration of $8 million (plus adjustments relating to receivables and payables as of the closing of the transaction) will be deposited in an escrow for a period of two years as a security for damages arising to Vitec, subject to certain conditions, see also Item 10.C "Material Contracts". Although we believe that we have provided Vitec with accurate and complete representations and warranties, there is no assurance that such amount will eventually be paid to us from reasons beyond our control.

Risks Relating to our Fixed-Income Real Estate Business

We have recently decided to enter into the fixed income real-estate sector which presents risks which are, in their essence, materially different from our current business.

On May 11, 2009, our board of directors resolved to expand and diverse our operations and enter into the fixed-income real estate sector. At a special shareholders meeting held on June 25, 2009, our shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation of the part of the Company to do so. Since then, we have entered into two transactions, the first - the acquisition of a stake in an office building located at 485 Lexington Avenue in Manhattan, New York for which we received a letter terminating the agreement from the seller and we have filed a lawsuit against the seller and the second – the acquisition of a commercial building located in Rümlang, Switzerland. For additional information on such transactions, see Item 4.B. "Fixed-Income Real Estate Business", Item 8. "Financial Information - Legal Proceedings" and Item 10.C "Material Contracts".

The fixed-income real estate sector presents risks which are, in their essence, materially different from our current business.

Our fixed income real-estate operations may involve the following risks:

•	We may experience difficulties in finding suitable real-estate properties for investment, either at all or at viable prices;

•
We may be unable to proceed with the acquisition of fixed income properties because we cannot obtain financing on favourable terms. We may require substantial up-front expenditures for property acquisition. Accordingly, we may require substantial amounts of cash and financing from banks and other capital resources (such as institutional investors and/or the public) for our fixed income real estate operations. We cannot be certain that such external financing would be available on favourable terms or on a timely basis or at all;

•
We may have difficulties leasing real-estate properties. The fixed income real-estate sector relies on the presence of tenants in the real-estate assets. The failure of a tenant to renew its lease, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant can have a material adverse effect on the economic performance of the real-estate asset. There can be no assurance that if a tenant were to fail to renew its lease, we would be able to replace such tenant in a timely manner or that we could do so without incurring material additional costs;

•
The ability to collect rents depends on the solvency of the tenants. Tenants may be in default or not pay on time, or we may need to reduce the amount of rents invoiced by lease incentives, to align lease payments with the financial situation of some tenants. In all these cases, tenant insolvency may hurt our operational results;

•
Real estate properties in general are relatively illiquid. Such illiquidity may affect the ability to dispose of or liquidate part of real-estate assets in a timely fashion and at satisfactory prices in response to changes in the economic environment, the real estate market or other conditions; and

•
Properties could suffer physical damage caused by fire or other causes, resulting in losses which may not be fully compensated by insurance. In addition, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, terrorism or acts of war that may be uninsurable or are not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might result in insurance proceeds being insufficient to repair or replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds may be inadequate to restore the economic position with respect to the affected properties. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in the affected property as well as anticipated profits from that property. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future.

The occurrence of one or more of these factors could affect our fixed income real-estate business, financial condition and results of operations.

With respect to our commercial building in Rümlang, Switzerland, we are dependent on the continued attraction of third parties to enter into lease agreements, and in particular anchor tenants. If we fail to enter into lease agreements, it would adversely affect our financial condition and results of operations.

We own, through our subsidiaries, a real-estate asset in Rümlang, Switzerland, which is currently leased to third parties. One of the lessees in Rümlang, that leases approximately 33% of the property, may terminate the lease agreement at a 6-month prior notice. If such lease agreement is terminated, there is no assurance that we will be able to attract new lessees in favorable terms or at all.

In addition, we may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing. Economic recession, pressures that affect consumer confidence, job growth, energy costs and income gains can affect the financial condition of prospective tenants, and a continuing soft economic cycle may impact our ability to find tenants for our properties. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the rent fees for our properties and adversely affect our financial condition and results of operations.

We may depend on partners in our joint ventures and collaborative arrangements.

We are currently and we may, in the future, own interests in real-estate assets in partnership with other entities. Our investments in these joint ventures may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent, which may cause us to be unable to fulfill our financial obligations, may trigger a default under our bank financing agreements or, in the event of a liquidation, may prevent us from managing or administering our business or entail a compulsory sale of the asset at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our assets that are jointly owned.

We may not be able to obtain additional financing for our future capital needs on favorable terms, or at all, which could limit its growth and increase its costs and could adversely affect the price of its ordinary shares.

Real estate activities are largely financed from external sources. We cannot be certain that we will be able to obtain financing on favorable terms for our future real estate activities, or at all. In addition, an adverse change can occur in the terms of the financing that we receive. Any such occurrence could increase our financing costs and/or result in a material adverse effect on the results of the Company and its ability to develop its real estate business. The amount of long term loans currently outstanding may inhibit our ability to obtain additional financing for our future capital needs, inhibit our long-term expansion plans, increase our costs and adversely affect the price of our ordinary shares.

We are a party to a legal proceeding in connection with the termination of an agreement for the purchase of a stake in a company holding a real estate asset in New-York, NY, USA.

On February 3, 2010, Mazal 485 LLC, a company whose beneficial interest is jointly owned by us and by Gilmore USA LLC, filed a lawsuit against SL Green Realty Corp. and certain of its subsidiaries ("SL Green") regarding the purchase agreement for interests in 485 Lexington Avenue (the "Purchase Agreement"). On January 7, 2010, we received a notice from the seller of 485 Lexington Avenue stating that the Purchase Agreement is terminated. The lawsuit alleges that SL Green breached material terms of the Purchase Agreement, including a covenant of good faith and fair dealing towards Mazal 485 LLC ("Mazal"). The lawsuit seeks specific performance to enforce SL Green’s obligations under the Purchase Agreement and an abatement of the purchase price to compensate Mazal 485 LLC for damages incurred as a result of SL Green’s breaches. On March 16, 2010, SL Green filed a motion for an order dismissing Mazal's claims, which was heard on June 2, 2010. On June 23, 2010, SL Green's motion to dismiss Mazal's request for performance of the sale-purchase agreement, was granted. Mazal's remaining claims, seeking damages for failure to perform, which are limited in scope, are currently being held before the court. There is no assurance that the abovementioned legal proceedings will succeed and that we will be granted the sought performance of the transaction and/or damages. In the opinion of the Company and its advisors, the provisions included in the Company’s financial statements are sufficient to cover the potential liabilities of such lawsuit. For further information see Item 8. "Financial Information - Legal Proceedings".

Risks Relating to Operations in Israel

Deterioration in the economy in Israel may adversely affect our results of operations.

We are incorporated under the laws of and our main offices are located in the State of Israel. The economic conditions in Israel directly influence us. The Israeli economy, which is also influenced by the political and military instability in Israel, has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations. Following the recession and the instability that characterized the Israeli economy during the years 2001 through 2003, the Israeli economy showed signs of improvement between 2004 and 2008 and was relatively lesser impacted by the global financial crisis that broke in the last quarter of 2008. However, the continued global economic instability and uncertainty and in particular the financial crisis which is currently experienced in Europe may adversely affect the economic conditions in Israel. If the Israeli economy deteriorates, it may affect our financial conditions and the results of operations. In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities. Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

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

Most of our officers and employees are currently obligated to perform military reserve duty, which may amount to lengthily periods of time, and some were called to duty during the summer of 2006 and in December 2008. Additionally, all reservists are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our directors, executive officers or key employees due to military service. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Because most of our revenues are generated in U.S. dollars but a portion of our expenses in Israel are incurred in New Israeli Shekels, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.

We generate most of our revenues in U.S. dollars but incur a portion of our expenses in NIS. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. Specifically, the inflation rate in Israel was approximately 3.4% in 2007, approximately 3.8% in 2008 and approximately 3.9% in 2009. At the same time the appreciation of the NIS against the dollar was approximately 9% in 2007, 1.1% in 2008 and 0.7% in 2009. As a result of this differentiation, we experienced an increase in the dollar costs of operation in Israel in each of the years 2007, 2008 and 2009, all of which affected our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel. Since October 2009 following the acquisition of a real estate property in Switzerland we have obtained a loan to finance that purchase. We are also exposed to currency fluctuations of the CHF (Swiss Frank) and its corresponding interest rate as we derive our rental income in CHF and the loan is denominated in CHF. Our operations could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

Anti-takeover provisions could negatively impact our shareholders.

The Israeli Companies Law, 1999, or the Companies Law, provides that certain purchases of securities of a public company are subject to tender offer rules. As a general rule, the Companies Law prohibits any acquisition of shares in a public company that would result in the purchaser holding 25% or more, or more than 45% of the voting power in the company, if there is no other person holding 25% or more, or more than 45% of the voting power in a company, respectively, without conducting a special tender offer.

The Companies Law further provides that a purchase of shares of a public company or a class of shares of a public company, which will result in the purchaser's holding 90% or more of the company’s shares or class of shares, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company's shares or class of shares (including those shares held by shareholders who did not respond to the offer), if the shareholders who did not respond to the offer constitute less than 5% of the company’s issued share capital, or of the issued class of shares. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

During 2009, we resolved to expand and diversify our field of operations and to enter into the fixed-income real estate sector.

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with a subsidiary of S.A. Vitec for the sale of all of the assets and liabilities related to our Video Solutions Business. Closing of the transaction is expected to occur on June 30, 2010, after the release of this annual report. For further details regarding the diversification of our business and the sale of our Video Solutions business, see below.

Optibase was founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Optibase Ltd. Our principal executive offices are located at 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel, and our telephone number at that location is +972-9-970-9288. Our website is located at www.optibase.com. Optibase is subject to the provisions of the Companies Law. Our subsidiary, Optibase, Inc., was incorporated in 1991 in California, and is located at 625 Ellis Street, Mountain View, California 94043. Our European subsidiary, Optibase Real Estate Europe SARL, was incorporated in October 2009 as part of our decision to enter the fixed-income real estate sector and is located at 6 Rue Jean Bertholet L-1233 Luxembourg.

Commencing in February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Shlomo (Tom) Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. As of the date of this annual report, Mr. Wyler serves as our President, Chief Executive Officer and a member of the board of directors and is considered the Company’s controlling shareholder. For additional information on Mr. Wyler’s holdings in the Company, see "Item 7.A. Major Shareholders".

In December 2000, we acquired Viewgraphics Inc, a privately held company based in Mountain View, California, and a provider of hardware and software products for video solutions infrastructure application which was merged with and into our subsidiary Optibase, Inc. in June 2001. In connection with the acquisition, we paid an aggregate consideration of approximately $43.6 million, of which $11.8 million (net of issuance expenses) was paid in 1.37 million newly issued ordinary shares.

In June 2004, we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100, in consideration for $2.5 million in cash and costs incurred by us totaling $401,000. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing product line activity. For further information regarding this agreement, see "Item 10.C. Material Contracts".

We listed our ordinary shares for trade on the Tel Aviv Stock Exchange, or the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of the Company’s ordinary shares from trade on the TASE was effective on September 28, 2008. The last day for trading of the Company’s ordinary shares on the TASE was September 24, 2008.

In a series of transactions conducted during 2007 and the first quarter of 2008, we purchased an aggregate of 5,105,223 ordinary shares of Scopus Video Networks Ltd., or Scopus, representing approximately 37% of Scopus’ issued and outstanding share capital, for an aggregate consideration of $28.6 million. For further information on these agreements, see "Item 10.C. Material Contracts".

During 2008, we held negotiations with Scopus for the sale of our Video Solutions Business pursuant to which a non-binding term sheet for such sale was executed on August 4, 2008. Under the term sheet, we undertook to sell our Video Solutions Business in consideration for 2.6 million of Scopus shares, and up to additional 900,000 of Scopus shares based on the post-closing performance of our business. Such negotiations did not materialize into a binding agreement with Scopus. On December 23, 2008, Scopus entered into a definitive agreement with Harmonic Inc., or Harmonic, pursuant to which Harmonic undertook to acquire Scopus by way of merger pursuant to which, each shareholder of Scopus shall receive $5.62 in cash per each outstanding share of Scopus. At the time of such agreement, we held approximately 36% of Scopus’ outstanding share capital. On March 12, 2009, following the closing of the merger agreement between Scopus and Harmonic, we disposed of our entire holding in Scopus shares consisting of 5,105,223 shares representing 36.34% of Scopus then issued share capital for a total consideration of $28.7 million. As a result, during the first quarter ended March 31, 2009, we recorded other income of $4.8 million, net of equity in losses. For further information on this transaction, see "Item 10.C. Material Contracts".

On May 11, 2009, our board of directors resolved, to expand and diverse our operations and enter into the fixed-income real estate sector. The board of directors believed that due to the global financial crisis, the fixed-income real estate sector has become attractive and presents new business opportunities. The board of directors determined that there are opportunities, especially in Central and Western Europe and North America that are potentially beneficial for the Company and its shareholders that should be pursued. The fixed-income real estate sector presents opportunities and risks which are, in their essence, materially different from the Company's current business. At a special shareholders meeting held on June 25, 2009 our shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation of the Company to do so. As of the date hereof, we have entered into one agreement for the acquisition of a fixed-income real estate asset in Switzerland. For further information see Item 4.B "Business Overview".

On March 16, 2010, we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec and Optibase Technologies Ltd., collectively "Vitec"), according to which Optibase Technologies Ltd. will purchase all of the assets and liabilities related to our Video Solutions Business. Closing of the transaction is expected to occur on June 30, 2010, after the release of this annual report. For additional information on the transaction see Item 4.B "Business Overview" and Item 10.C "Material Contracts".

In addition, we hold interests in two companies, as follows:

1. V.Box Communication Ltd. - In July 2001, we invested $250,000 in a privately held company, V.Box Communication Ltd. ("V.Box"). The investment was made by way of a loan against a note that can be converted into Ordinary shares of V. Box, at any time, by a five-day prior written notice. The amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent by us and the other investor of V. Box. The loan does not bear interest. Through December 31, 2007, we invested an additional $2.3 million in V. Box in respect of additional convertible notes. During 2007, we invested additional $325,000 by the way of a promissory note bearing no interest and no linkage differentials. Such additional amounts will be repaid only out of proceeds received by V.Box on account of sale of all or substantially all of the assets of V.Box or a specific line of products and/or upon the occurrence of an event of default, including among others, insolvency or bankruptcy of V.Box, appointment of a receiver or a liquidator to V.Box and exercise of any liens on all or substantially all of V.Box’ assets, as described above. In case of conversion, we will hold approximately 32% of V. Box ordinary shares. We recorded impairment losses in the amount of $173,000 and $325,000 in the years ended December 31, 2006 and 2007, respectively, which are included in the statement of operations under other expenses (income), net. Through December 31, 2007, we have impaired our investment in V.Box and the balance of the investment was $0. We did not invest additional amounts in 2008 and 2009. In addition, we provide V.Box with distribution services in the North American market.

2. Mobixell Networks Inc.- In November 2000, we entered into an agreement with a privately held company called Mobixell Networks Inc., or Mobixell, pursuant to which we granted Mobixell a license to use certain of our MPEG-4 technologies valued at $300,000, and committed to invest through one of our subsidiaries at least $1 million. In December 2000, we invested $1.064 million in Mobixell’s Series A Preferred Stock. Mobixell Networks designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery. During the quarter ended March 31, 2003, based on updated information, we decided to adjust downward the value of the investment in Mobixell by its full amount, totaling $1.36 million. However, during the quarter ended September 30, 2003, Mobixell entered into an additional financing round that included new strategic investors. As part of the financing round, we reassessed the investment and decided to participate in the financing round in the amount of $300,000 in Mobixell’s Series B Preferred Stock. In May 2004, we decided to participate in another financing round in the amount of $400,000 in Mobixell’s Series C Preferred Stock. In March 2010, Mobixell networks acquired a company and paid part of the acquisition costs with newly issued shares of stock. As a result, our holdings in Mobixell, on a fully diluted basis, have decreased from 4.34% to 3.71% of its equity. We may participate in future financing rounds in Mobixell and our holdings may be further diluted.

4.B. BUSINESS OVERVIEW

The following is a summary of the principal fields of our businesses:

•
Digital Video and Streaming Based Products and Services or Video Technologies Business (collectively, "Video Solutions Business") – development, marketing and sale of high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets.

•	Fixed Income Real-Estate – investments in fixed-income real estate assets.

Below is a description of our principal fields of activity:

Video Solutions Business

We provide high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets. During 2009, we developed and marketed two product lines: Video Technologies and IPTV. Our products are generally manufactured by the same subcontractors by the use of similar raw materials purchased from the same suppliers. We market our products through a combined sales and marketing team and sell them by way of direct sales and through independent distributors, system integrators and resellers.

Sale of our Video Solutions Business

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd., a subsidiary of S.A. Vitec ("Vitec"), according to which Vitec will purchase all of the assets and liabilities related to our Video Solutions Business in consideration for $8 million (plus adjustments relating to receivables and payables as of the closing of the Transaction). The consideration will be further adjusted according to an earn-out mechanism pursuant to which 45% of Vitec’s revenues deriving from the Video Solutions Business and exceeding $14 million in the year following the closing of the Transaction, will be paid to us. For further information regarding the terms of the asset purchase agreement, see Item 10.C "Material Contracts".

Products

Video Technologies

The Video Technologies product line includes Peripheral Component Interconnect Encoders ("PCI encoders"), decoders and Digital Video Broadcasting ("DVB") network interfaces, Media Gateways for streaming video over computer networks and video ingest solutions.

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

In the quarter ending March 31, 2008, we released a new product, called the Creator, which uses the PCI encoders to provide a versatile, integrated solution for Ingest. Ingest is the process of acquiring video content for a variety of video applications.

In the quarter ending March 31, 2009, we added to the Creator the ability to encode HD in the H.264 format and an SD only version that provides a cost-effective solution for customers who only need the SD features of the Creator.

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

The primary market of the IPTV product line consists of telephone operators and internet service providers worldwide who are offering broadband and telephone services. These companies are exploring ways to leverage their existing networks to add new services, and in particular, personalized multi-channel television. These networks (sometimes called "access networks") are typically IP enabled over digital subscriber line, or DSL, a family of digital telecommunication protocols designated to allow high speed data communication over existing telephone lines or fiber networks or combinations of these. The new services are offered to home subscribers, to organizations, gated communities or within hotels for entertainment.

In these applications, our IPTV products are integrated in a video head-end. They receive content from various analog or digital video sources, like Betacam tape machines or satellite-receivers and distribute the content over an access network. The three key features of the IPTV products are encoding, transcoding and transrating uncompressed and/or compressed video feeds. "Encoding" means to compress an uncompressed video source (analog or digital); "Transcoding" means the conversion of a video bitstream from one compression format to another and "Transrating" is the reduction of the bitrate of the video content without changing the compression format.

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

In the quarter ended September 30, 2008, we released a new version of the MGW 5100 and MGW 1100 that supports the insertion of closed captions into H.264 streams according to Appendix D of the ATSC 53 document published by the Advanced Television Systems Committee (ATSC) which has been adopted by the industry as the preferred method for delivering DTVCC in H.264 streams.

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

In the quarter ending December 31, 2007, we released the MGW HD which is a high quality encoder for High Definition TV (HDTV) in the H.264 format for IPTV delivery and other applications. In the quarter ending June 30, 2008 we released an improved version of the product with improvements to the chassis and user interface. In the quarter ending September 30, 2008, we also enhanced the management application for our IPTV products to include user management, advanced fail-over features and more detailed feature control for the MGW HD.

For the IPTV product line we are working on video quality improvements and cost reduction. We are also developing new features such as the ability to accept input streams over IP for transcoding in addition to the DVB inputs that are supported today. We are also developing the capability to generate two streams for each video channel, one with a high bitrate, the other with a low bitrate so that receivers can combine such streams to create a "Picture in a Picture" (PIP) effect on the display. We are also adding the capability to send output streams over Internet Protocol version 6 (IPv6) networks in addition to the IPv4 support that we have today. IPv4 is the dominant version of the Internet Protocol for packet-switched internetworks and the Internet. IPv6 is the next-generation version of this protocol.

Enterprise, Government and Military Markets

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

In an effort to complete our streaming solutions for the enterprise and government markets, we introduced the EZ TV and the MGW FlashStreamer.

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

In the quarter ending June 30, 2008, we released version 2.0 of the EZ TV that includes a Video-On-Demand (VOD) server. This version allows users to record content, to upload it to the VOD server and to view it on demand with the EZ TV desktop player. In the quarter ending March 30, 2009, we released version 2.5 of the EZ TV which includes integration with Active Directory. Active Directory is a Microsoft technology that allows network administrators to assign policies, deploy software, and apply updates within an organization. This integration allows IT (Information Technology) managers in organizations in which the EZ TV is deployed to control access to content through the existing IT infrastructure.

In the quarter ending December 31, 2008, we released a new product called the MGW FlashStreamer. This product offers real time video encoding in the Adobe Flash format. The product’s built-in Adobe Flash Media Streaming Server supports streaming to hundreds of concurrent internet users who can view the streams on the latest Adobe Flash Player, the prominent Internet browser-based media player. This product is intended for use in e-learning and corporate applications requiring delivery of media at low bitrates over private IP networks. It is also well suited for Web TV services delivered over the public internet. In the quarter ending March 31, 2009, we released version 2.0 of the MGW Flash Streamer which includes the ability to save streams on an internal storage device and support for on-demand delivery of prerecorded content from storage. This version also allows simultaneous encoding of higher and lower bitrate versions of the same video signal and encoding to the H.264 format, which is now supported by Flash Player 9.

In the quarter ending September 30, 2009, we added a VGA (Video Graphics Array) input to the MGW FlashStreamer. This new feature allows encoding from the VGA input, as well as from regular composite input and composes a custom video layout comprised of these two inputs.

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

Our sales efforts in North America, Central America and South America are managed by Optibase, Inc., our wholly owned subsidiary, which is headquartered in Mountain View, California. Our North American sales activities are conducted primarily through our direct sales organization, which focuses on key accounts, which include telecommunication operators, system integrators and OEM accounts that offer strategic opportunities or large volume potential. North American sales efforts are supplemented by our value added resellers, or VAR, channel, through which our products are sold directly to end-users. North America accounted for approximately 47% of our total sales in 2007, approximately 54% of our total sales in 2008 and approximately 56% of our Video Solutions sales in 2009.

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

Distributor and direct account relationships outside of North America are managed directly or indirectly from our headquarters in Israel. In Europe these distributors and customers are supported by our sales managers in Israel. This local presence approach brings with it many advantages related to culture and language. Our office in Beijing, China directs our sales efforts in China and Hong Kong. In India, we sell our products through our new local sales office. Sales to Asia Pacific or APAC are managed directly from our headquarters in Israel. European Video Solutions sales constituted approximately 32% of our total Video Solutions revenues in 2007, approximately 21% of our total Video Solutions revenues in 2008, and approximately 14% of our total Video Solutions revenues in 2009, while Video Solutions sales in Eastern Asia, including Japan, constituted approximately 15% of our total Video Solutions revenues in 2007, approximately 21% of our total Video Solutions revenues in 2008, and approximately 25% of our total Video Solutions revenues in 2009. Video Solutions sales in Israel and other areas outside of North America, Europe and the Far East was approximately 6% of our total Video Solutions revenues in 2007, approximately 4% of our total Video Solutions revenues in 2008 and approximately 5% of our total Video Solutions revenues in 2009. Please also see "Item 5.A. Operating Results" below.

Technology

During the early 90's, we introduced content creating tools for the PC based on the MPEG-1 and MPEG-2 specifications. The products are comprised of software that runs on the PC and controls a PCI (Peripheral Component Interconnect) hardware encoder that is inserted in an expansion slot on the PC. The main application for these products is to create compressed audiovisual files that could be stored on CD and on DVD. These MPEG specifications standardize advanced methods for the compression, delivery and storage of digital audio and video information.

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

Within some of our products we have developed a patented technology that we call EverSync to assure the synchronization of both audio and video, even when our products receive unstable video sources or are subject to random noise and disconnections. This technique eliminates the need for an external time base corrector ("TBC"). In addition, despite the fact that the MPEG and MPEG 2 standards do not support certain lower frame rates, our patented technology (that we call SmartMux) embodied in the multiplexer enables the generation of streams with low frame rates, that are compatible with standard MPEG players, trading smoothness of motion for higher image quality at a given bit rate.

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

As part of the process of product development, we work closely with current and potential customers, dealers, distributors and leading companies in relevant industries to identify market needs and define appropriate product specifications. As of June 21, 2010, our research and development department was comprised of 27 employees all of whom are located in our headquarters in Israel. Our research and development net expenses were $5.4 million in 2007, $6.4 million in 2008, and $3.7 million in 2009.

Our research and development efforts have been financed through internal resources as well as through programs sponsored by the Israeli OCS, in the Israeli Ministry of Industry and Trade, and the European Union Research and Development Program. The total funding from these sources was $1.8 million in 2007, $1.1 million in 2008, and $1.3 million in 2009.

Under the Encouragement of Industrial Research and Development Law, of 1984, or the R&D Law, and the terms of the OCS grants we are subject to three main obligations: (i) the obligation to locally manufacture the OCS supported products; manufacturing the OCS supported products outside of Israel, that resulted in a reduction if more than 10% of the local manufacturing rate, is subject to the OCS's prior written approval and the payment of an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel, at an increased annual return rate; (ii) the obligation not to transfer know how, that was developed as a result of grants received from the OCS (in the course of an ‘approved plan’), outside the State of Israel; Under section 19B of the R&D Law, the Research Committee is authorized to approve the transfer of know-how, that results from research and development made in the course of an ‘approved plan’, outside of Israel pursuant to certain terms, including payment of a redemption fee; and (iii) the obligation to pay royalties to the OCS whenever we sell OCS funded products. Such sale of OCS funded products includes: (i) any contractual engagement for the purchase, transfer, lease, rent and grant of a right to manufacture, market or use the OCS funded product itself, in its development, including when such product is part of other goods; and (ii) the formation of a commitment for the provision of maintenance, installation, instruction, consulting, performance of applications services and any other OCS funded product related services. Thus, as described above, the terms of the OCS grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel at an increased annual return rate. The R&D Law permits the transfer of OCS financed technology outside of Israel, under certain conditions and subject to receipt of approval from the OCS for such transfer. Failure to comply with the R&D Law may result in cancellation of the grants received from the OCS. We may be required to refund the portion of the grant already received plus interest and we may also be subject to penalties and criminal charges. The difficulties in obtaining the approval of the OCS for the transfer of know-how and manufacturing rights out of Israel could have a material adverse effect on strategic alliances or other transactions that we may seek to enter into in the future that provide for such a transfer. Through December 31, 2009, we received grants from the OCS aggregating $8.4 million for certain of our research and development projects. As of December 31, 2009, accrued and paid royalties to the OCS totaled $4.2 million. As of December 31, 2009, the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $4.2 million plus interest.

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

In addition to the programs mentioned above the OCS provides royalty-free grants through the MAGNET program which provides funding for research and development collaborations between industrial companies and academic research groups, under the auspices of the Office of the Chief Scientist of the Ministry of Industry, Trade & Labor, which are subject to the R&D Law. Under the conditions of the MAGNET program, each of the members of the consortium is to provide the other members with a license to use any know how developed by the consortium, and the recipients of grants under the MAGNET program shall not be under any obligated to pay royalties to the OCS. We have already participated in two consortia under the MAGNET program, MOST and STRIMM and are currently participating in the NEGEV and Net-HD consortiums. The goal of the NEGEV consortium is to develop the infrastructure and techniques for the processing, management and delivery of content to facilitate personalized, on-demand services over broadband and mobile networks. This consortium began operations in May 2006. The goal of Net-HD is to research and develop technologies that will effectively increase the network capacity for network providers without physically changing the underlying infrastructure, in order to provide for expected high demand for High Definition video streaming over the Internet. This consortium began operation in April 2009.

Through December 31, 2009, we recorded grants from the MAGNET framework for participation and research in the MOST, STRIMM, NEGEV and Net-HD consortiums, aggregating $6.6 million.

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

Through December 31, 2009 we have obtained approvals for grants for sixteen European research and development projects for a total amount of approximately $8.4 million (of which approximately $7.4 million has already been offset against research and development expenses).

Service and Support

We believe that providing a high level of customer service and support is essential to our success. Since 2005, we have been offering our IPTV customers two types of Service Level Agreements (SLA) - Silver service and Gold service. The main differences between the two types of services is that Silver SLA service is offered during standard working hours and Gold SLA service is available for 24 hours a day, on all days of the year. The gold service level also offers an advance replacement service. Our technical support personnel provide worldwide services through each of our main offices in Israel, United States, China and India. In the United States, we provide the first-line of support through our wholly owned subsidiary, Optibase Inc., from the Mountain View office. Outside of the United States and Israel, our independent distributors provide the first-line of support in their respective territories, while in Israel, we provide a second-line of support to those customers. We also support customer inquiries via a web based Help Desk system to which all our customers are linked, on-premises support, telephone and e-mail support, and provide additional technical information on our Internet home page. We also provide a one-year warranty on our hardware products. In addition, we organize technical seminars from time to time to further enhance the technical knowledge of distributors and resellers in the use of our products.

Manufacturing and Sources of Supply

Our manufacturing facilities, located in Herzliya, Israel, perform procurement of components, final assembly, testing and quality control of our products. We out-source assembly of hardware modules to multiple manufacturers in Israel who work in accordance with our designs and specifications. This outsourcing strategy has improved product quality and our gross margins. Quality control of our products is conducted at various production stages, both at facilities belonging to the subcontractors and at our facilities. We have implemented a supplier qualification program to ensure subcontractor quality standards. We monitor printed circuit performance by way of statistical survey and a reporting system that tracks boards from initial inspection to shipment. To decrease cost and improve our production process, we have initiated a program of subcontracting the manufacturing of products to manufacturers who also procure the required components. Under this system, we purchase fully assembled and tested products at predetermined prices. We intend to continue to outsource additional products as production levels increase and we are satisfied as to the quality control of our subcontractors. These types of arrangements will allow us to focus on the manufacture of low-volume products, which are generally more complex in nature and require more rigorous assembly, testing and quality control procedures.

Key components used in our products are presently available from, or supplied by, only one source and other components are available from limited sources.

❖	H.264 SD, , H.264 HD, MPEG I/II, MXF, AAC, Flash, streaming servers and HD video encoding tools provided by technological partners;

❖	Encoding and Decoding S/W’s provided by Main concept;

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

❖	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc. and TI, which are used in our MGW X100 product line and Movie Maker 400 products;

❖	Video compression chips manufactured by Fujitsu, Magnum and NEL;

❖
Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;

❖	Freescale, Inc.’s DSPs, which are included in our decoders and encoders;

❖	A video decoding chip manufactured by IBM;

❖	SDI interface chips manufactured by Gennum;

❖	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;

❖	A video processing chipset from Gennum, which is used in our MM2X0s;

❖	Programmable devices by Altera and Xilinx, which are used in all our product lines; and

❖	Servers provided by EIM Systems & Components (1999) Ltd, Intel and IBM.

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

The principal competitors in the IPTV market include Envivio, Inc., Thomson, Tandberg Television ASA, and Harmonic Inc. Many of these competitors have substantially greater financial, technical, and marketing resources than Optibase. Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do. Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors. Moreover, some companies in the video solutions market, including some of our competitors, are participating in business combinations. These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

In addition, we expect price competition to escalate in the Video Solutions market. We have consistently attempted to minimize the effect of price reductions in the market by introducing more sophisticated products at the top of our product line, and thereby attempt to maintain higher selling prices. However, competition in the future may force us to further lower product prices and we may be unable to introduce new products at higher prices. We cannot assure you that we will be able to compete successfully in this kind of price competitive environment. Lower prices and reduced demand for our products would reduce our ability to generate revenue. Failure by us to mitigate the effect of these pressures through cost reduction of our products or changes in our product mix could have a material adverse effect on our business, financial condition and results of operations.

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

Effect of Government Regulation on our Business

Regulation of our business by the Israeli government affects our business in several ways. We benefit from certain tax incentives promulgated by the government of Israel, including programs sponsored by the OCS, in the Israeli Ministry of Industry, Trade and Labor for the support of research and development activities. We also obtained funding from the MOST, STRIMM, NEGEV and Net-HD consortia, which are part of the OCS MAGNET program. The terms of the OCS grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. For further information see "Research and Development" above.

We are subject to the Companies Law and regulations promulgated under that law, which regulate the activities of companies incorporated in Israel. Please see the "Item 3.D. Risk Factors" under the heading "Risks Related to Operating in Israel" above, as well as "Item 10. Additional Information" below, for more information on the effects of governmental regulation of our business.

Sale of our Video Solutions Business

On March 16, 2010, we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec and Optibase Technologies Ltd., collectively "Vitec") pursuant to which Optibase Technologies Ltd. will purchase all of the assets and liabilities related to our Video Solutions Business against an aggregate consideration of $8 million in cash. In addition, Optibase and Vitec agreed on an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the Business exceeding $14 million in the year following the closing of the transaction will be paid to Optibase. Closing of the transaction is expected to occur on June 30, 2010, after the release of this annual report. For additional information regarding the asset purchase agreement see Item 10.C "Material Contracts".

Fixed-Income Real Estate Business

General

On May 11, 2009, our board of directors resolved to expand and diverse our operations and enter into the fixed-income real estate sector. At a special shareholders meeting held on June 25, 2009 our shareholders approved the diversification of the company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation of the Company to do so.

The fixed-income real estate market includes the purchasing and operating of real estate properties intended for leasing primarily for the purpose of commercial, industrial, office space, parking garage and warehouse use. The fixed-income real estate market is affected by growth or slowdown in the economy, and by changes in the demand and the available supply of commercial areas, as well as the construction of additional commercial areas. The real estate market is also affected by governmental, municipal and tax authority policies regarding planning, building, marketing and taxation of land.

Commencing in the fourth quarter of 2008 and as a result of the global economic and financial market crisis, there has been a slowdown in the fixed-income real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. However, as our fixed-income real estate is leased under long term agreements, we believe that we have limited exposure to the effects of the slowdown in the fixed-income real estate market.

Our strategy in our real estate activities is to become a substantial owner of fixed-income properties. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	purchase of real estate mainly in Central and Western Europe, North America and Israel.

•	developing and improving existing real estate;

•	maximize the leasing of existing properties to commercial users;

•	increase and develop unused building rights in our existing properties; and

•	acquire additional commercial real estate and fixed-income assets in light of market conditions, while diversifying our real estate property base.

As of the date of this annual report, we own one real-estate asset in Rümlang Switzerland with approximately 12,500 total square meters of developed property. In addition, a previous agreement for the purchase of an additional real estate asset in New-York, NY, USA was terminated before closing. For further information see Item 8. "Financial Information - Legal Proceedings".

Set forth below is additional information with respect to our projects:

Rümlang, Switzerland

On October 29, 2009, we acquired a commercial building located at Riedmattstrasse 9, Rümlang from the Swiss property company Zublin Immobilien AG. Rümlang is situated 15 km from Zurich and as many commercial buildings due to its strategic location in proximity to Zurich international airport.

The five-storey building includes 12,500 square meters (approximately 134,500 square feet) of rentable space with office, laboratory and retail uses. The property is currently 97% occupied and approximately 58% of the leasable area in the property is occupied by Polymed Medical Center and DHL Logistics.

The closing of the transaction occurred on October 29, 2009 and title to the property was acquired by an Optibase subsidiary. The purchase price for the transaction was approximately CHF 23,500,000 of which CHF 18,800,000 (approximately $22.8 million and $18.1 million respectively) was financed by a local Swiss bank pursuant to a mortgage agreement. The expected gross proceeds per annum is approximately CHF 1.7 million (approximately $1.52 million), excluding a sellers’ two years rent guaranty for CHF 60,000 (approximately $ 55,000) for the two years period, and the expected net operating income per annum is approximately CHF 1.7 million (approximately $1.48 million

For further information regarding the acquisition agreement and the mortgage agreement, see Item 10.C. "Material Contracts".

Chessell Holdings, a Cypriot company, through its beneficial owner, introduced Optibase to the Rümlang property and facilitated Optibase’s acquisition and financing of the property. In connection with such services, the Company’s subsidiary in Luxembourg, entered into an option agreement dated March 1, 2010 with Chessell Holdings Limited" pursuant to which Chessell Holdings was granted an option to purchase twenty percent (20%) interest in the owner of the property. For further information, see Item 10.C. "Material Contracts".

485 Lexington Avenue, New-York, NY

On August 7, 2009, we entered into a joint venture to acquire 49.5% of the beneficial interest in an office building located at 485 Lexington Avenue in Manhattan, New York, from a subsidiary of SL Green Realty Corp. Optibase and Gilmor USA LLC, an unrelated party, are each equal partners in the joint venture through Mazal 485 LLC ("Mazal"). On August 7, 2009, Mazal executed a sale-purchase agreement to acquire certain interests in the building. For further information see Item 10.C "Material Contracts".

On January 7, 2010, Green 485 JV LLC, the seller of 485 Lexington Avenue in Manhattan, delivered a letter stating that the purchase agreement for 485 Lexington Avenue is terminated and requesting that the escrow agent return the deposit for the transaction to Optibase and its joint venture partner with interest. On February 3, 2010, Mazal filed a lawsuit against SL Green Realty Corp. and certain of its subsidiaries regarding the purchase agreement for interests in 485 Lexington Avenue. On March 16, 2010, SL Green filed a motion for an order dismissing Mazal's claims. On June 23, 2010, SL Green's motion to dismiss Mazal's request for performance of the sale-purchase agreement, was granted. Mazal's remaining claims, seeking damages for failure to perform, which are limited in scope, are currently being held before the court. For further information see Item 8.A "Financial Information – Legal Proceedings".

Competition

The fixed-income real estate market is highly competitive and is characterized by a large number of competitors. The main factor affecting competition in this market is geographic location of property. There are properties in close proximity to some of our properties that are similar in purpose and use, which has the effect of increasing competition for the leasing of those properties as well as reducing the rental rates for those properties. Other factors affecting competition are the leasing price, the physical condition of the properties, the finishing of the properties and the level of the management services provided to tenants. Furthermore, the economic and financial market crisis may further increase competition, leading to a reduction of rental fees and a decline in demand for properties. However, as our fixed-income real estate is leased under long term agreements, we believe that we have limited exposure to the effects of the slowdown in the fixed-income real estate market.

4.C. ORGANIZATIONAL STRUCTURE

Optibase operates directly and through several subsidiaries. Optibase Inc., incorporated in 1991 in California and is currently located in Mountain View, California which manages our North American sales, marketing and customer support activities. Our real estate activity is managed through several subsidiaries held directly and indirectly by Optibase Ltd.

Our sales activities of the Video Solutions Business in Europe (including Israel) are conducted through sales managers. In 1999 and 2000 we established offices in Japan and in China, respectively, to cultivate closer relationships with local sales forces and potential system integrators and expand our business development activities in those local markets. During 2007 and 2008 we closed our offices in Singapore and Japan, respectively, and focused our attention on the increasing potential we see in the Chinese and Indian markets. Sales, marketing, and support of our products in Asia Pacific are managed from our headquarters in Israel. We are currently in the process of establishing a new office in India, which will focus on marketing and supporting our products in this growing market.

In addition, we hold convertible bonds, which, if converted, will constitute approximately 32% of the issued and outstanding share capital of V.Box, a provider of Digital TV and Data Broadcast receiver equipment for Video and Data applications. We also hold, on a fully diluted basis, approximately 3.71% of Mobixell’s issued and outstanding share capital, which designs, develop and markets solutions for mobile rich media adaptation, optimization and delivery. For additional information, see "Item 4.A. History and Development of the Company" above.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in offices occupying approximately 15,532 square feet in Herzliya Pituach, Israel. Our lease for this space expires on December 31, 2011 and we do not expect to extend the lease beyond that date.

Optibase, Inc.’s headquarters occupy approximately 3,517 square feet in Mountain View, California. The current lease expires on August 31, 2011. We do not expect the current lease to be extended.

 We rent an office of approximately 1,735 square feet in Beijing, China. The current lease expires in December 2010.

We rent approximately 289 square feet in India. The current lease expires on March 2011.

Our European subsidiaries occupy offices totaling approximately 646 square feet in Luxembourg. The current leases do not have an expiration date and can be terminated at any time with a three months prior notice.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis about our financial condition and results of operations contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Item 3.D. Risk Factors" above and "Item 5.D. Trend Information" below, as well as those discussed elsewhere in this annual report. You should read the following discussion and analysis in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements included elsewhere in this annual report.

Overview

We currently have two principal fields of activity. The following is a summary of these fields of our businesses:

•
Digital Video and Streaming Based Products and Services or Video Technologies Business (collectively, "Video Solutions Business") – development, marketing and sale of high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets.

•	Fixed Income Real-Estate – investments in fixed-income real estate assets.

Below is a description of our principal fields of activity

Video Solutions Business

On March 16, 2010, we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec and Optibase Technologies Ltd., collectively "Vitec"), according to which Optibase Technologies Ltd. will purchase all of the assets and liabilities related to our Video Solutions Business. Closing of the transaction is expected to occur on June 30, 2010, after the release of this annual report. For further details see Item 4.B "Business Overview".

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

The original market of the IPTV product line is the IPTV market which mainly consists of telephone operators and internet service providers worldwide that are offering broadband and telephone services. These companies are exploring ways to leverage their existing networks to add new services, and in particular, personalized multi-channel television. In addition, the IPTV product line offers full solution for enterprise video communication in various markets including military, government, educational and medical, as well as any other large corporate.

During the last years we are facing a decrease in our Video Technologies product line sales mainly due to advances in PC technology supporting software products for standard definition encoding. At the same time, we are also experiencing a decrease in our IPTV and IPTV related products sales during the last years mainly as a result of increased competition and competitors focus towards the IPTV target market.

Our products from both the Video Technologies and IPTV product lines are sold both directly and through various indirect channels, such as independent distributors, system integrators, OEM’s and resellers.

During 2009 we have continued the development of the H.264 (i.e. MPEG-4 Part 10 or AVC) encoders and transcoders by releasing quality improvements. During 2009, we have also added the capability to deliver low bitrates and low resolutions support, closed captions, teletext, subtitles and Picture In Picture support to these products. We believe that these new features will enable our customers to add new services and will increase our advantage over competitors.

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

During the quarter ended December 31, 2008, and during the quarter ended March 31, 2009, we took several steps in order to streamline our business and costs, including decreasing our headcount by 22% accompanied by a decrease of approximately 18% in direct personnel costs and overhead. All cost reduction measures have been implemented while minimizing any potential damage to our future business.

We generate most of our Video Solutions revenues from three territories: North America, Europe, including Israel, and Asia Pacific. During 2009, these three regions accounted for 56%, 14% and 30% of our Video Solutions revenues, respectively.

Fixed-Income Real Estate

On May 11, 2009, our board of directors resolved to expand and diverse our operations and enter into the fixed-income real estate sector. At a special shareholders meeting held on June 25, 2009, our shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation of the Company to do so.

On August 7, 2009, we entered into a joint venture to acquire a stake in an office building located at 485 Lexington Avenue in Manhattan from a subsidiary of SL Green Realty Corp. On January 7, 2010, we received a notice from the seller of 485 Lexington Avenue stating that the purchase agreement is terminated. On February 3, 2010, we filed a lawsuit against SL Green Realty Corp. and certain of its subsidiaries ("SL Green") regarding the purchase agreement for interests in 485 Lexington Avenue. On March 16, 2010, SL Green filed a motion for an order dismissing Mazal's claims. On June 23, 2010, SL Green's motion to dismiss Mazal's request for performance of the sale-purchase agreement, was granted. Mazal's remaining claims, seeking damages for failure to perform, which are limited in scope, are currently being held before the court. For further information see Item 4.B. "Business Overview – Fixed Income Real Estate Business" and Item 8. "Financial Information - Legal Proceedings".

On October 29, 2009 we acquired a commercial building located at Riedmattstrasse 9, Rümlang from the Swiss property company Zublin Immobilien AG. For further information see Item 4.B. "Business Overview – Fixed Income Real Estate Business".

As of December 31, 2009, we had available cash, cash equivalents, long term investments and other financial investments net of approximately $28.7 million. As of June 21, 2010, we have available cash, cash equivalents, long term investments and other financial investments net of approximately $32.5 million. For information regarding the investment of our available cash, see "Item 5.B. Liquidity and Capital Resources" below.

In January 2008, we purchased from certain shareholders of Scopus an aggregate of 1,380,000 ordinary shares of Scopus, representing, at that time, approximately 10% of Scopus’ outstanding shares, for an aggregate consideration of approximately $8.6 million. For further information on these agreements, see "Item 10.C. Material Contracts". Following such transaction, we beneficially owned approximately 37% of Scopus’ issued and outstanding shares. We accounted for the investment in Scopus in accordance with the provision of APB 18, and the equity method of accounting was applied. As such, the purchase price has been allocated to the assets acquired and the liability assumed based on their fair value at the dates of acquisition. The fair values of the identified tangible and intangible assets were established based on an independent valuation study performed by a third-party specialist. The excess of the purchase price over the fair value of the net tangible and intangible assets acquired has been recorded as goodwill totaling approximately $2.7 million. During 2008, we held negotiations with Scopus for the sale of our Video Solutions Business pursuant to which a non-binding term sheet for such sale was executed on August 4, 2008. Under the term sheet, we undertook to sell our Video Solutions Business in consideration for 2.6 million of Scopus shares and up to additional 900,000 of Scopus shares based on the post-closing performance of our business. Such negotiations did not materialize into a binding agreement with Scopus. On December 23, 2008, Scopus entered into a definitive agreement with Harmonic pursuant to which Harmonic undertook to acquire Scopus by way of merger pursuant to which, each shareholder of Scopus shall receive $5.62 in cash per each outstanding share of Scopus. At the time of such agreement, we held approximately 36% of Scopus’ outstanding share capital. In connection with the said transaction, we entered into a voting agreement with Harmonic pursuant to which we undertook to vote in favor of the merger and the transactions contemplated by the merger agreement. We have also agreed to grant to Harmonic a proxy and appointed certain Harmonic officers as its proxy to vote in favor of the merger. On March 12, 2009, following the closing of the merger agreement between Scopus and Harmonic, we disposed of our entire holding in Scopus shares consisting of 5,105,223 shares representing 36.34% of Scopus then issued share capital for a total consideration of $28.7 million. As a result, during the first quarter ended March 31, 2009, we recorded other income of $4.8 million, net of equity in losses. We have also entered into an additional agreement with Scopus pursuant to which we and Scopus agree to waive any claim against one another (and against Harmonic, in the case of claims by the Company) arising from or in connection with the term sheet, previously signed by the Company and Scopus, the negotiations between the parties and the termination of such negotiations. Scopus undertook in addition to reimburse the Company for certain of its expenses associated with such negotiations in the aggregate amount of $300,000.

In addition, we hold interests in V.Box and Mobixell, see "Item 4.A. History and Development of the Company" above. These investments are recorded at $0.0 million in our financial statements.

We use the U.S. dollar as our functional currency. Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. In 2009, most of our revenues were denominated in U.S. dollars. Our functional currency may change in the future as a result of the recent diversification of the Company's operation. Our expenses to date have been incurred, in almost equal parts, in U.S. dollars or currencies linked to the U.S. dollar, and in New Israeli Shekels. Our transactions denominated in currencies other than the U.S. dollar are converted into U.S. dollars and recorded based on the exchange rate at the time we issue the invoice for the transaction. Our headquarters are located in Herzliya Pituach, Israel; our subsidiary facilities in the United States are located in Mountain View, California and our European subsidiary is located in Luxembourg. We maintain offices in China and India in order to establish and expand our local presence at the markets and use the advantages, related to culture and language, of that approach.

Revenues and Sales

The following table sets forth, for the periods indicated, the total consolidated sales (in thousands) derived from each of our product lines.

	Year Ended December 31,
Product Line	2007	2008	2009
Video Technology	$8,923	$6,420	$3,672
IPTV	14,054	13,481	9,477
Fixed Income Real Estate	-	-	272
Total	$22,977	$19,901	$13,421

Our level of revenues from video solutions fluctuated in recent years from $23 million in 2007 to $19.9 million in 2008 and to $13.1 million in 2009. The decrease in our total sales in 2008 compared to 2007 and in 2009 compared to 2008, can be mainly attributed to the overall downturn in the global economy as well as the continued decrease in our Video Technology product line sales. The IPTV and IPTV related products sales generated revenues of approximately $9.5 million in the 2009 compared to approximately $13.5 million in 2008 and approximately $14.1 million in 2007. The Video Technology product line sales generated revenues of approximately $3.7 million in the 2009 compared to approximately $6.4 million in the 2008 and approximately $7.9 million in 2007.

Our level of net income fluctuated in recent years from a net loss of $7.2 million in 2007, to a net loss of $9.5 million in 2008 and to a net income of $60,000 in 2009. Our move into net income in 2009 compared with our net loss in 2008 is mainly attributed to equity in loss and gain from sale of investment in affiliated company in the amount of $4.8 million recorded in 2009 as a result of the sale of our holdings in Scopus. The increase in our net loss in 2008 compared with 2007 can be mainly attributed to the significant increase in our operating expenses partially offset by the increase in other and financial income and the decrease in other expenses, which reflect equity in loss of Scopus. As of December 31, 2009, we had accumulated losses of $89.8 million.

The following table sets forth, for the periods indicated, the percentage of total consolidated sales of video solutions derived from sales of video solutions into each of the regions identified in the table, regardless of the operating unit, which generated the sale.

	Year Ended December 31,
Region	2007	2008	2009
North America	47%	54%	56%
Europe	31%	21%	14%
Eastern Asia	15%	21%	25%
Other countries, including Israel	7%	4%	5%

The portion of our revenues, as a percentage of total sales, derived from sales into North America and Eastern Asia have increased while the dollar amounts have decreased in 2009 compared to 2008 while the portion of revenues, as a percentage of total sales as well as the dollar amounts into Europe have decreased and the portion of revenues as a percentage of total sales into other countries, including Israel have increased while the dollar amounts have decreased. The decrease in sales into North America, Eastern Asia, Europe and Other countries, including Israel can be mainly attributed to the overall economic downturn as well as increased competition. We sell directly to system integrators, OEMs and value-added resellers, or VARs. Outside of North America, we also sell to distributors. Sales of our products to system integrators can involve a lengthy process and the timing of volume orders from system integrators can be difficult to forecast. As a result, revenues may fluctuate from quarter to quarter depending on the timing and volume of orders. Since these types of customers typically request initial delivery within four to eight weeks of their placement of orders, we have historically had a minimal backlog of orders.

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

Cost of video solutions operations

Cost of video solutions operations consists primarily of raw material costs, costs of subcontracting manufacturing and assembly, labor expense, write-off of obsolescence inventory, royalty payments made to the Israeli OCS and other vendors, amortization of capitalized software development costs, other acquisition related costs and allocated overhead attributable to our production operations.

Research and development expenses

Research and development expenses, net, consist primarily of labor expenses, development-related raw materials and sub contractors services, acquisition related costs and stock option compensation charges and related overheard, offset by grants from the OCS, including the OCS MAGNET program, and from the EU.

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

Cost of real estate operations

Cost of real estate operations consist primarily of direct costs associated with operating the real estate properties such as building insurance and management company fees.

Real estate depreciation and amortization

Real estate depreciation and amortization consist primarily of depreciation expenses related to the value of properties net of amounts accounted for land, as well as amortization expenses associated with intangible assets derived from the purchase of real estate properties.

Other income (expenses), Net

Other income (expenses), net, consists primarily of impairment expenses, capital gains or losses and other expenses or income.

Financial income (expenses), Net

Financial expenses consist primarily of interest we paid in connection with bank loans and credit lines, and losses from realization of securities and financial instruments. Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities and financial instruments. Our exchange differences occur primarily as a result of the change of the NIS value relative to the U.S. dollar.

Taxes

As of 2009, Israeli companies are generally subject to a corporate income tax rate of 26%. The income tax rate for Israeli companies was reduced to 25% in 2010. We were granted Approved Enterprise status under the Law for the Encouragement of Capital Investment, 1959 which allow us to enjoy two alternative tax benefits. Under one of the alternatives, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for the remainder of the benefits period depending on the level of foreign investment. See also "Item 10.E. Taxation" under the heading "Israeli Taxation- Tax benefits under the Law for the Encouragement of Capital Investment, 1959" below. The period during which we are entitled to receive these benefits is limited to seven or ten years from the first year that taxable income is generated, 12 years from commencement of production or within 14 years from the date of approval of the Approved Enterprise status. A recent amendment to the Law, which has been officially published effective as of April 1, 2005 has changed certain provisions of the Law. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). See also "Item 10.E. Taxation" under the heading "Israeli Taxation- Tax benefits under the Law for the Encouragement of Capital Investment, 1959" below.

We have final tax assessments through the tax year 2005. On December 27, 2007 and on May 28, 2008, we received from the Israeli Tax Authorities a Tax Assessment (the "Assessment") based upon "best judgment" for the years 2002-2003 and 2004-2005 respectively. On January 13, 2009 we signed a settlement agreement with the ITA according to which a final tax obligation of $73,000 was paid for the final tax assessments for the years 2002-2005.

As of December 31, 2009, we had approximately $53.2 million of net operating loss carry-forwards for Israeli tax purposes which we will have to utilize before we can make use of the tax benefits arising from our "Approved Enterprise" status. These net operating loss carry-forwards have no expiration date.

Equity in losses and gain from sale of affiliated company

Equity in losses and gain from sale of affiliated company consist primarily of equity gains or losses, net of capital gain derived from the disposal of our entire holding in an affiliated company.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2007, 2008 and 2009 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2007	2008	2009
Revenues
Video solutions	100	100	98
Fixed income real estate	-	-	2
Total revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of video solutions operations	49.6	49	48.7
Research and development, net	23.3	32	27.8
Selling and marketing, net	34.4	45	42.9
General and administrative	9.9	14.8	19.4
Cost of real estate operations	-	-	0
Real estate depreciation and amortization	-	-	0.1
Total costs and expenses	117.2	140.8	139.7
Operating income (loss)	(17.2)	(40.8)	(39.7)
Other income expenses, net	(1.4)	1.1	-
Financial income (expenses), net	(0.1)	1.3	4.6
(Loss) before provision for tax	(18.7)	(38.4)	(35.1)
Provision for tax	(0.3)	-	-
Net (loss) after income tax	(19)	(38.4)	(35.1)
Equity in losses of affiliates and gain from sale of investment in affiliated company	(12.1)	(9.7)	35.6
Net income (loss) from continuing operations	(31.1)	(48.1)	0
(Loss) Income from Discontinued Operations	(0.1)	0.1	0
Net income (loss)	(31.2)%	(48)%	0%

Results of Operations for the Years Ended 2009 and 2008

Total revenues. Our video solutions revenues decreased by 33.9% to $13.1 million in 2009 from $19.9 million in 2008. The decrease is attributed to the decrease in our Video Technologies products sales by approximately 43% as well as a decrease of approximately 30% in our IPTV products and the over all downturn in the global economy. 2009 is the first year we record revenues from our real estate activity.

Cost of video solutions operations. Cost of video solutions operations as a percentage of revenues remained stable at approximately 49% in 2009 compared 2008, and amounted to $6.5 million in 2009 compared to $9.8 million in 2008. The decrease is attributed to the overall lower sales volume of our products, including third parties products. Our cost of video solutions operations may fluctuate as a percentage of revenues depending on our product mix, changes in raw materials cost and other factors.

Research and Development Expenses, Net. Our net research and development expenses decreased by approximately 41.6% to $3.7 million in 2009 from $6.4 million in 2008. As a percentage of total revenues, net research and development expenses were approximately 27.8% in 2009 and approximately 32% in 2008. The dollar decrease in research and development expenses can primarily be attributed to the decrease in salaries and related costs as a result of a decrease in headcount. The dollar decrease can also be attributed to the decrease in other expenses and the increase of research and development grants received from the OCS, including the OCS MAGNET program, and from the EU which increased to approximately $1.3 million in 2009 from approximately $1.1 million in 2008.

Selling and Marketing Expenses, Net. Our net selling and marketing expenses decreased by approximately 35.7% to $5.8 million in 2009 from $9 million in 2008. As a percentage of revenues, net selling and marketing expenses decreased to approximately 42.9% in 2009 from approximately 45% in 2008. The decrease in selling and marketing expenses can be primarily attributed to the decrease in our sales and technical support personnel. Selling and marketing expenses may continue to fluctuate as a percentage of total revenues, depending, in part, on fluctuations in the level of total revenues.

General and Administrative Expenses. General and administrative expenses decreased approximately by 11.3% to $2.6 million in 2009 from $2.9 million in 2008. As a percentage of revenues, general and administrative expenses increased to approximately 19.4% in 2009 from approximately 14.8% in 2008. The decrease in dollar amount can be mainly attributed to a decrease in salaries and related expenses.

Cost of real estate operations. 2009 is the first year in which we incur costs for real estate operations which consist primarily of direct costs associated with operating the real estate properties such as building insurance and management company fees.

Real estate depreciation and amortization. 2009 is the first year we incur costs for real estate depreciation and amortization, which consist primarily of depreciation expenses related to the value of properties net of amounts accounted for land, as well as amortization expenses associated with intangible assets derived from the purchase of real estate properties.

Operating loss. As a result of the foregoing, we recorded operating loss of $5.3 million in 2009 compared with an operating loss of $8.1 million in 2008. The decrease in the operational loss can be primarily attributed to the overall decrease in our operating expenses.

Other Income (Expenses), Net. We recorded no other income, net, in 2009, compared to other income, net of $218,000 in 2008. The amounts recorded in 2008 related to other income from the sale of certain patents.

 Financial Income (Expenses), Net. We recorded financial income, net of $617,000 in 2009, compared with financial income, net of $270,000 in 2008. The change can be mainly attributed to an increase in interest received as well as foreign currency translation differences and a decrease in interest expenses.

Taxes Income (Expenses), Net. Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 ("FIN 48"). Under the requirements of FIN 48, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, no provision for taxes was recorded during 2009 and 2008.

Equity in losses and Gain from Sale of Investment in Affiliated Company. We recorded Equity in losses and gain from sale of investment in affiliated company, of $4.8 million in 2009, compared to a loss of approximately $1.9 million in 2008. The amounts recorded in 2009 are related to the disposal of our entire holding in Scopus shares, net of equity in losses, while in 2008 we recorded equity in loss, as a result of our conclusion that our investment in Scopus qualifies for use of the equity method.

Net Income (Loss) from Continuing Operations. We recorded net income of $60,000 in 2009, compared with a net loss of $9.6 million in 2008. The decrease in our net loss from continuing operations can be mainly attributed to the decrease in total costs and expenses, the increase in other income, net, from $218,000 in 2008 to $4.8 million in 2009 and the increase in our financial income, net, from $270,000 in 2008 to $617,000 in 2009.

Discontinued Operation. In the fourth quarter of 2006 based on recent assessments and in accordance with the guidance of ASC 360 (Formerly SFAS 144) and EITF 03-13, we have decided to present the Digital Non Linear product line operation, which was sold in the third quarter ending September 30, 2005, as discontinued operations. Net income related to discontinued operation in 2008 totaled to $20,000.

Net Income (Loss). We recorded net income of $60,000 in 2009, compared with a net loss of $9.5 million in 2008. The decrease in our net loss can be mainly attributed to the decrease in total costs and expenses, the increase in equity in losses and gain from sale of investment in affiliated company, from a net loss of $1.9 million in 2008 to a net gain of $4.8 million in 2009 and the increase in our financial income, net, from $270,000 in 2008 to $617,000 in 2009.

Results of Operations for the Years Ended 2008 and 2007

In June 2004, we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing operation to Artel Software Corp. for details regarding the sale agreement, see "Item 10.C. Material Contracts" below. In December 2006, based on recent assessments in accordance with the guidance ASC 360 and EITF 03-13, we have decided to present the Digital Non-Linear Editing product line operation as discontinued operations and as such all amounts related to the operational results of the Digital Non Linear Editing product line presented accordingly. For further information on the digital non linear transactions see "Item 5. Operating and Financial Review and Prospects" under the heading "Overview" above. During 2007 and beginning of 2008 we purchased in a series of transactions, approximately 37% of Scopus’ share capital, for an aggregate consideration of $ 28.6 million. For addition information, see "Item 4.A. History and Development of the Company" above.

Total Revenues. Our video solutions revenues decreased by 13.4% to $19.9 million in 2008 from $23 million in 2007. The decrease can mainly be attributed to the decrease in our Video Technologies products sales by approximately 28% as well as the over all downturn in the global economy.

Cost of Video Solutions Operations. Cost of video solutions operations as a percentage of revenues decreased to approximately 49% in 2008 compared to approximately 49.6% in 2007, and amounted to $9.8 million in 2008 compared to $11.4 million in 2007. The decrease can be mainly attributed to the overall lower sales volume of our products, including third parties products. Our cost of revenues may fluctuate as a percentage of revenues depending on our product mix, changes in raw materials cost and other factors.

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

Taxes Income (Expenses), Net. Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 ("FIN 48"). Under the requirements of FIN 48, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, no provision for taxes was recorded during 2008. During 2007 we have recorded a provision for taxes of approximately $73,000.

Equity in loss. In connection with our investment in Scopus we recorded equity in loss of approximately $1.9 and $2.8 million in 2008 and 2007 respectively, as a result of our conclusion that our investment in Scopus qualifies for use of the equity method.

Net Income (Loss) from Continuing Operations. We recorded net loss of $9.6 million in 2008, compared with a net loss of $7.1 million in 2007. The increase in our net loss from continuing operations can be mainly attributed to the decrease in revenues and the overall increase in our operating expenses partially offset by the decrease in equity in loss from $2.8 million in 2007 to $1.9 million in 2008,.

Discontinued Operation. In the fourth quarter of 2006 based on recent assessments and in accordance with the guidance of ASC 360 and EITF 03-13, we have decided to present the Digital Non Linear product line operation, which was sold in the third quarter ending September 30, 2005, as discontinued operations. Net income related to discontinued operation in 2008 totaled to $20,000, compared to net loss of $30,000 in 2007.

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

Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

❖	Revenue recognition;

❖	Allowance for doubtful debts;

❖	Inventories valuation;

❖	Impairment long- lived assets;

❖	Accounting for stock-based compensation; and

❖	Contingencies.

❖	Taxes

Revenue recognition

The Company and its subsidiaries generate revenues mainly from the followings:

•	Sale of hardware products ("products") and to a lesser extent from sales of software products – The Video Solutions Business revenues.

•	Fixed income real-estate.

The Video Solutions Business revenues

Revenues from product sales in which the software is incidental to the hardware are recognized in accordance with ASC 605, "Revenue Recognition" and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" (SAB 104), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exist and collectability is probable. Estimated warranty costs, which are insignificant, are based on the Company and its subsidiaries past experience and are accrued in the financial statements. The Company and its subsidiaries do not grant a right of return.

Revenues from sale of products that include post customer support are recognized in accordance with ASC 605-25 Multiple Element Arrangements" (formerly: Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables"). Multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, and revenue from such deliverables is recognized under SAB 104.

The Company accounts for product sales in which the software is more-than incidental to the functionality of the hardware in accordance with ASC 985-605 "Revenue Recognition - Software" (Formerly - Statement of Position No. 97-2, "Software Revenue Recognition"). ASC 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. ASC 985-605 also requires that revenue be recognized under the "residual method" when vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for one or more of the delivered elements. Under the residual method, any discount in the arrangement is allocated to the delivered elements.

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

Rental income includes minimum rents and expenses recoveries. Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvement or the lease term. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

None of the lease agreements contain provisions that require the payment of additional rents based on the respective tenant's sales volume (contingent or percentage rent) and substantially all contain provisions that require reimbursement of the tenant's share of real estate taxes, insurance and common area maintenance costs, or common area maintenance fees ("CAM"). Revenue from tenant reimbursements of taxes, CAM and insurance is recognized in the period that the applicable costs are incurred in accordance with the lease agreements.

Fixed income real-estate

Rental income includes minimum rents and expenses recoveries. Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

Substantially all of the lease agreements contain provisions that require reimbursement of the tenant's share of real estate taxes, insurance and common area maintenance costs, or common area maintenance fees ("CAM"). Revenue from tenant reimbursements of taxes, CAM and insurance is recognized in the period that the applicable costs are incurred in accordance with the lease agreements.

Allowance for doubtful debts

We review on a continuing basis the ability to collect on the trade accounts receivable and the adequacy of the allowance for doubtful debts against the trade receivables. We specifically analyze customer accounts, account receivable aging reports, history of bad debts and the business or industry sector to which they belong, customer concentrations, customer credit-worthiness, current economic trends and any other pertinent factors that come to light and to our attention. Generally a provision will be made when a trade receivable becomes 90 days past due. In exceptional cases, a provision after 90 days past due will be waived when, after due diligence with the customer, we are confident that the receivable is still collectible and the customer has demonstrated that payment is forthcoming. In addition, we provide approximately 2% of the trade receivable amount as a general provision for doubtful debts. As of December 31, 2009, our provision for doubtful debt was approximately $414,000.

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

Accounting for stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718 "Compensation – Stock Compensation" (formally: SFAS 123(R), "Share-Based Payment"). ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of income. In 2009, we recognized equity-based compensation expense under ASC 718 in the amount of approximately $222,000.

As of December 31, 2009, we had $170,000 of unrecognized compensation expense related to non-vested shares options and non-vested restricted shares awards. For options granted before January 1, 2006, and which had graded vesting, we recognized compensation expenses, based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were accounted for as they occurred, but have been estimated with the adoption of ASC 718 for those awards not yet vested. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

Contingencies

We periodically estimate the impact of various conditions, situations and/or circumstances involving uncertain outcomes to our financial condition and operating results. These events are called "contingencies", and the accounting treatment for such events is prescribed by the ASC 450 "Contingencies" (formerly: SFAS 5, "Accounting for Contingencies") ASC 450 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur". Legal proceedings are a form of such contingencies.

In accordance with ASC 450, accruals for exposures or contingencies are being provided when the expected outcome is probable. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

Income Taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes" (Formerly: SFAS 109, "Accounting for Income Taxes"). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Effective January 1, 2007, the Company adopted the provisions of ASC 740 (Formerly: FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109"). ASC 740 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue.

Business Combinations

In December 2007, the FASB issued ACS No. 805 (Formerly SFAS 141(R) ), "Business Combinations". This Statement replaces SFAS No. 141, ‘‘Business Combinations’’, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any non-controlling interest in the acquire at the acquisition date, measured at their fair values as of that date. In addition, the statement requirement to measure the non-controlling interest acquired at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer.

ACS 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Recent Accounting Pronouncements

In June 2009, the FASB issued what has been codified in ASC 105, "Generally Accepted Accounting Principles" (Formerly: SFAS No. 168, "the FASB Accounting Standards Codifications and Hierarchy of GAAP - a Replacement of SFAS 162"). The Financial Accounting Standards Board (FASB) Accounting Standards Codification™ ("Codification") became the single source of authoritative U.S. GAAP. The Codification did not create any new GAAP standards but incorporated existing accounting and reporting standards into a new topical structure with a new referencing system to identify authoritative accounting standards, replacing the prior references to Statement of Financial Accounting Standards (SFAS), Emerging Issues Task Force (EITF), FASB Staff Position (FSP), etc. Authoritative standards included in the Codification are designated by their Accounting Standards Codification (ASC) topical reference, and new standards will be designated as Accounting Standards Updates (ASU), with a year and assigned sequence number. Beginning with this report for the year ended December 31, 2009, references to prior standards have been updated to reflect the new referencing system.

In October 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13, "Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). This update amends ASC Topic 605-25, "Revenue Recognition—Multiple-Deliverable Revenue Arrangements" to remove the criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables and provides entities with a hierarchy of evidence that must be considered when allocating arrangement consideration. The update also requires entities to allocate arrangement consideration to the separate units of accounting based on the deliverables’ relative selling price. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-13 retrospectively. The adoption of this guidance is not expected to have a material impact on the Company’s financial condition, results of operations and cash flows.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements that Include Software Elements" (ASU 2009-14). This update modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to delivery the product’s functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-14 retrospectively. The adoption of this guidance is not expected to have a material impact on the Company’s financial condition, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" (ASU 2010-06). ASU 2010-06 includes new disclosure requirements related to fair value measurements, including transfers in and out of Levels 1 and 2 and additional information about Level 3 activity. The new disclosures are required in interim and annual reporting periods beginning after December 15, 2009, except for the disclosures relating to Level 3 activity, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption did not have a material impact on the Company’s financial condition, results of operations or cash.

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

Generally, all male adult citizens and permanent residents of Israel under a certain age are obligated to perform military reserve duty which may amount to lengthily periods of time. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since our inception, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect of any expansion or reduction of such obligations on us.

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

As of June 21, 2010, the inflation rate in Israel has increased at a rate of 0.4% and the NIS had devaluated against the dollar by approximately 1.0%. The inflation rate in Israel was approximately 3.4% in 2007, approximately 3.8% in 2008 and approximately 3.9% in 2009. At the same time the appreciation of the NIS against the dollar was approximately 9% in 2007, approximately 1.1% in 2008, and approximately 0.7% in 2009. As a result of this differential, we experienced an increase in the dollar costs of operations in Israel in each of the years 2007, 2008 and 2009, all of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a significant portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

5.B. LIQUIDITY AND CAPITAL RESOURCES.

We have funded our operations primarily through private and public sales of our equity securities, banks credit, research and development grants from, among others, the Commission of the European Union and the OCS. As of December 31, 2009, we had cash and cash equivalents of $28.7 million. Our operating activities used cash of $6.6 million, $3.3 and $3.9 million in 2009, 2008 and 2007 respectively. Cash used by operating activities in 2007 was primarily the result of our net loss for the period, as adjusted for compensation related to the grant of option and restricted shares, depreciation and amortization, impairment of long term investments and other assets acquired partially offset by the net changes of our working capital mainly decrease in deferred revenues, accrued expenses and other accounts payables and an increase in inventory partially offset by the increase in trade payables. Cash used by operating activities in 2008 was primarily the result of our net loss for the period, as adjusted for compensation related to the grant of option and restricted shares, depreciation and amortization, equity in loss of Scopus and the net change in our working capital partially offset by the realized gain on the sale of our available-for-sales marketable securities and the decrease in our accrued severance pay, net. Cash used by operating activities in 2009 was primarily the result of our net income for the period, as adjusted for gain from sale of investment in affiliated company, increase in other accounts receivables and prepaid expenses, decrease in trade payables and a decrease in accrued expenses and other liabilities, partially offset by a decrease in inventories, depreciation and amortization and a decrease in trade receivables, net.

Net cash provided from investing activities in 2009 reflects primarily the proceeds from sale of a company totaling $28.6 million primarily offset by investment in real estate totaling $22.3 million, investment in other assets and the purchase of property and equipment totaling $659,000 and $276,000 respectively. In 2008 our investing activity used $240,000 which reflects primarily investment in companies totaling $8.6 million and the purchase of property and equipment totaling $393,000 partially offset by proceeds from redemption of available-for-sale marketable securities totaling $8.5 million and proceeds from sale of intangible assets totaling $218,000. Net cash provided from investing activities in 2007 reflects primarily the result of the redemption of available for sale marketable securities totaling $36.2 million partially offset by investing in companies totaling $20.4 million and purchase of property and equipment totaling $945,000.

Net cash provided from financial activities in 2009 was primarily the result of a long term loan totaling $18.3 million, received for the financing of our investment in real estate. Net cash provided from financial activities in 2008 was primarily the result of a private placement of 2,816,901 of our ordinary shares to Mr. Shlomo (Tom) Wyler, our President, Chief Executive Officer and then Executive Chairman of the board of directors, who is also considered as our controlling shareholder, in consideration for $5 million in cash., slightly offset by a decrease of $634,000 in bank credit. Net cash used in financial activities in 2007 reflects primarily the decrease of approximately $3 million in bank credit, partially offset by proceeds from exercise of stock options in the amount of approximately $225,000. Net cash provided by financing activities in 2006 reflects primarily the net proceeds from the exercise of stock options approximately in the amount of $498,000 and the increase in bank credit by approximately $2.4 million. As of December 31, 2009, we have an authorized credit line in the amount of $395,000 (none of which was utilized). As collateral for our lines of credit, a fixed charge has been placed on our property and equipment and shareholders' equity, and a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all of our other assets. We have an agreement with Clal Credit Insurance Ltd. for the provision of insurance against default on outstanding receivable balances.

As of December 31, 2009, our available cash including cash and cash equivalent was $28.7 million. As of June 21, 2010, we have available cash, and cash equivalents of approximately $32.5 million. The increase is mainly attributed to the release of a certain deposit totaling $3.75 million that was placed in escrow with respect to the 485 Lexington Avenue transaction. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. treasury and government agency obligations (Government Securities); (ii) money market instruments of domestic and foreign issues denominated in U.S. dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues (Money Market Instruments); (iii) up to 40% of the Company's assets, excluding Government Securities, cash and Money Market Instruments, or any combination of the following: (a) corporate notes and bonds rated investment grade (BAA/BBB- and above) on the date of their purchase, provided that investments in any one corporation or entity will not exceed $3 million; (b) investments in bonds and notes with lower rating then BBB- and higher rating of B, on their purchase date, provided that investments in any one corporation or entity will not exceed $1 million; (c) various financial instruments including structure range note products issued by a rated institution (A and above) in which the interest income may be subjected to changes in interests rate; (d) hedge funds up to $5 million of total portfolio pursuant to the following guidelines: (1) volatility below 10%; (2) minimum 5 years of positive performance; (3) low beta; (4) positive sharp ratio; (5) size of fund of at least $1 billion; (e) hedging transactions in order to protect us against currency fluctuations between the US dollar and the NIS as relates to up to $3 million operating expenses of the Company; and (f) purchasing of leading foreign currencies. The investment policy prohibits us from engaging in any non-business related investment activity that would be considered speculative according to the principles of conservative investment management and limits the borrowing for investment to no more than 25% of the investment principal. According to the investment policy, the maximum maturity of individual securities in the portfolio has no limitation and the weighted-average days to maturity of the portfolio may not exceed 10 years. For securities that have put, reset or expected average maturity dates, the put, reset or expected average maturity will be used, instead of the final maturity dates, for maturity limit purposes. The investment guidelines are to be reviewed periodically by our board of directors with the President and the Chief Financial Officer. In addition, our President and Chief Financial Officer and his authorized employees are responsible for the managing investments subject to strict adherence to these guidelines. As of the date hereof, we do not have any material contractual commitments related to capital expenditure. During 2009, we invested solely in interest bearing bank deposits and money market funds with various banks.

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

5.C. RESEARCH AND DEVELOPMENT

Research and development expenses, net, consist primarily of labor expenses, development-related raw materials and subcontractors’ services and related overhead, offset by grants. Our net research and development expenses have increased from $5.4 millions in 2007 to $6.4 million in 2008 and decreased to $3.7 million in 2009. As a percentage of revenues, our net research and development expenses changed to approximately 27.8% in 2009 from approximately 32% in 2008 and approximately 23.3% in 2007. Our level of research and development expenses had fluctuated over the years. The decrease in research and development expenses between 2009 and 2008 can primarily be attributed to the decrease in compensation expenses due to a decrease in headcount and a reduction in salaries and related costs and an increase in our research and development grants received from the OCS and the European Union. The increase in research and development expenses between 2008 and 2007 can primarily be attributed to the decrease in our research and development grants received from the OCS and the European Union and the increase in compensation expenses due to the devaluation of the USD against the NIS. Research and development grants totaled $1.3 million in 2009, $1.1 million in 2008 and $1.8 million in 2007.

For grants received from certain entities, see "Item 4.B. Business Overview - Research and Development" above.

5.D. TREND INFORMATION

The video solutions industry continues to be intensely competitive. We continue to focusing on developing technologies and new products, and research and development expenses might grow in the near future. We continue to market our new products, while expanding markets for our existing products. However, as discussed throughout this annual report, our operations have been subject, and will continue to be subject, to pressure from weakness in the overall technology sector as well as the video solutions industry.

Starting in 2008 the global economic downturn caused a slowdown in the fixed-income real estate market. In the later part of 2008 and through 2009, banks have lowered interest rates but at the same time were reluctant to provide financing or perform refinancing of existing debt. We will continue looking for opportunities in North America, Western Europe and Israel.

Our financial income affected by changes in the 6-month Libor rate, see "Item 3.D. Risk Factors" under the heading "Risks Relating to the Economy, Our Financial Condition and Shareholdings" above. During 2008 we have disposed of all of our investments in structure notes and corporate bonds.

We have been operating at a loss since the quarter ended December 31, 2000. We were able to return to profitability in the quarter ended June 30, 2003, and remain profitable until the quarter ended March 31, 2004. Since the quarter ended June 30, 2004 and until the quarter ended December 31, 2008 we returned to operate in loss. We returned to profitability in the quarter ended March 31, 2009. Since the quarter ended June 30, 2009 and until the quarter ended December 31, 2009 we returned to operate at a loss. If global economic conditions worsen resulting in weakening the demand for our products and increased vacancy in our real estate property, we may not be able to return to profitability in 2010.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2009:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Long-Term Debt	18,262	365	730	730	16,437
Capital Lease Obligations	--	--	--	--	--
Operating Leases	1,416	841	575	--	--
Purchase Obligations	--	--	--	--	--
Severance pay	1,731	--	--	--	1,731
Other Long-Term Obligations	--	--	--	--	--
Total Contractual Cash Obligations	21, 409	1,206	1,305	730	18,168

	Amount of Commitment Expiration Per Period (USD in thousands)
Other Commercial Commitments	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Lines of Credit	395	--	395	--	--
Standby Letters of Credit	--	--	--	--	--
Guarantees	143	--	143	--	--
Standby Repurchase Obligations	--	--	--	--	--
Other Commercial Commitments	--	--	--	--	--
Total Commercial Commitments	538	--	538	--	--

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6,A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position
Alex Hilman	57	Executive Chairman of the Board of Directors
Shlomo (Tom) Wyler(1)	58	President and Chief Executive Officer
Amir Philips	41	Chief Financial Officer
Yaron Comarov(5)	44	Vice President of Operations
Michael Chorpash(5)	45	President and Vice President of Sales, Optibase Inc
Ehud Ardel(5)	41	Vice President of Research and Development
Nir Shalev(5)	41	Vice President of Marketing
Yaron Yunger	39	Vice President of International Sales and Technical Support
Dana Tamir-Tavor(2)	60	Director
Orli Garti Seroussi (1)(2)(3) (4)	49	Director
Itzhak Wulkan(3) (2) (4)	58	Director
Danny Lustiger	42	Director

•	On February 12, 2009, Mr. Eli Sharon resigned from his position as our Vice President Research and Development.

•	On October 1, 2009, Mr. Udi Shani resigned from his position as our Executive Vice President of International Sales and Technical Support.

•	On October 1, 2009, Mr. Yossi Aloni resigned from his position as President of Optibase Inc and Vice President of Marketing.

•	On September 1, 2009, Shlomo (Tom) Wyler resigned from his position as Executive Chairman of the Board of Directors.

•	On September 1, 2009, Alex Hilman was appointed as the Executive Chairman of the Board of Directors.

•	On October 28, 2009, Danny Lustiger was appointed as a director of the Company by our Board of Directors.

(1)	Member of the investment committee
(2)	Member of the audit committee
(3)	Member of the compensation committee
(4)	External Director
(5)
Following the signing of the asset purchase agreement between the Company, Optibase Inc. and Optibase Technologies Ltd. on March 16, 2010, the Company terminated the employment of such officers, subject to the remainder of their early notice period. For further information, see Item 10.C "Material Contracts".

Shlomo (Tom) Wyler serves as a President, Chief Executive Officer and a member our Board of Directors. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange, financial futures and real-estate. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

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

Yaron Comarov served as our Vice President of Operations. Mr. Comarov has been serving in this position since 2000 and until his dismissal in May, 2010 (subject to the remainder of his early notice period). Prior to his present position, Mr. Comarov served as our Director of Operations, a position he has held since joining the Company in 1994. Before joining us, Mr. Comarov worked as an Operations and Project Manager at Israel Aircraft Industries. Mr. Comarov holds a B.Sc. degree in information systems and industrial engineering from the Technion Israel Institute of Technology and an MBA degree from Boston University.

Michael Chorpash served as President and Vice President of Sales at Optibase Inc. Since October 2009 and until his dismissal in May 2010 (subject to the remainder of his early notice period) Mr. Chorpash manages the North American operation for Optibase. Mr. Chorpash has vast experiences in the distribution of digital media throughout Enterprise, Broadcast, Telco and Government market segments. Mr. Chorpash had joined Optibase in 1991 and served as a regional sales manager and as Vice President of Sales since October 2007. Before joining Optibase Mr. Chorpash held management positions with Avnet, Inc. a Fortune 500 company that distributes electronic components, enterprise computer products and embedded subsystems.

Ehud Ardel served as our vice president Research and Development until his dismissal in May 2010 (subject to the remainder of his early notice period). Mr. Ardel has been with Optibase since 2000. Previously, Mr. Ardel served as a System Engineering Manager and Professional Services Manager. Before joining Optibase, Mr. Ardel held the position of System Engineer in a large military project on behalf of IAF (Israeli Air Force) and an IAF System Engineer in the military classified network system. Mr. Ardel holds BScEE (Control and Communications) from Tel-Aviv University.

Nir Shalev served as our vice president Marketing until his dismissal in May 2010 (subject to the remainder of his early notice period). Mr. Shalev joined Optibase in 2006 as Director of Product Marketing. Prior to Optibase, Mr. Shalev served as Director of Engineering at Hot Telecom Ltd. (Hot) the leading cable provider in Israel. Mr. Shalev is responsible for product definition, product marketing management and marketing communications activities. Mr. Shalev holds a practical engineer diploma in Electronic and Computer Science from Tel Aviv University.

Yaron Yunger served as our Vice President International Sales and Technical Support since October 2009 and until his dismissal in May 2010 (subject to the remainder of his early notice period). Mr. Yunger joined Optibase in 2000 as Regional Sales Manager for Asia. In 2002 was appointed as AVP of Asia Sales, in 2004 was appointed as AVP for EMAE sales and in 2006 was appointed as Vice President of Asia sales, managing the company's sales and support offices in China and India. Prior to Optibase, Mr. Yunger served as Director of Sales at CMR Communication and at the RAD Bynet Group as a Sales Manager. Mr. Yunger holds a BA in Business Administration from Newcastle University in the UK.

Yossi Aloni served as President of Optibase Inc. and as our Vice President of Marketing until his resignation in October 2009. Mr. Aloni joined Optibase in May 2005 as Director of Broadcast Solutions. In January 2006 he was appointed as Director of Projects, in May 2006 he was appointed as Vice President of Marketing, and in January 2008 he was appointed as President of Optibase Inc. Previously, from 1998 to 2005, Mr. Aloni served as Director of Engineering/Chief Engineer at Telad, an Israeli channel originator. Prior to his appointment, he was Head of Post-Production at Telad. During his career in the video arena over almost two decades, Mr. Aloni also served as Technical Manager at Feltronics, and Golden Channels and Co., as well as Head of the Video Section in the Israel Defense Forces. Mr. Aloni earned his B.Sc. in Computer Science from the Weizmann Institute of Science.

Udi Shani served as our Executive Vice President International Sales and Technical Support until his resignation in October, 2009. Mr. Shani joined Optibase in 1999 as regional sales manager. In 2001, he was appointed as AVP of European Sales, in 2002 he relocated to North America where he founded and managed the Americas IPTV sales force, and in 2005 Mr. Shani returned to Israel and was appointed Executive Vice President International Sales. Prior to joining Optibase, Mr. Shani served as sales and marketing manager at Eden Telecom Ltd. and as sales manager at Muller Co. Mr. Shani holds a B.A. in Business Administration from the Israeli College of Management and an MBA from Manchester University.

Eli Sharon served as vice president Research and Development until his resignation in February, 2009. Mr. Sharon joined Optibase in 2007. Prior to joining Optibase, Mr. Sharon served as Director of System Engineering and Program Manager at DBS Satellite Services (1998) Ltd. (YES), the leading satellite television provider in Israel. Mr. Sharon holds a Bachelor of Technology in Electronic Engineering and Communication from Ariel University, Israel.

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

Alex Hilman serves as Executive Chairman of the Board of Directors since September 2009. He has joined the board of directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman was the President of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide, and in the past was an editor at Globes, a leading Israeli financial daily paper. Mr. Hilman has also held professional and management positions at the Ministry of Finance. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

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

Itzhak Wulkan joined our board of directors in December 17, 2007, as an external director. Mr. Wulkan is an independent entrepreneur and has over 30 years of experience in various aspects of Hi-Tech industry at senior positions in leading Israeli corporations (among others Vice-President of Business Development Wireless at Audiocodes Ltd.; Vice-President of Business Development MMA group at Comverse; founder and head of R&D and project department at Tadiran Switching). Mr. Wulkan holds an MBA degree from Tel Aviv University and a B.Sc degree in electrical engineering from the Technion – Israeli Technological Institute.

Danny Lustiger joined our board of directors in October 2009. Mr. Lustiger is Mr. Lustiger is the president and Chief Executive Officer of Cupron Inc. and has over 18 years of experience in various aspects of Hi-Tech industry at senior positions together with Real estate and infrastructure industries, experience at senior position in public companies. From 2007 until 2009, Mr. Lustiger served as the Chief Financial officer of Shikun & Binui Holdings Ltd. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

6.B. COMPENSATION.

The aggregate remuneration we paid to all persons as a group (15 persons) who served in the capacity of director or executive officer in the year ended December 31, 2009, including compensation to directors and officers whose employment was terminated during 2009, was $1.38 million, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for vehicles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2009, 12 persons served in the capacity as directors or executive officers in our Company and beneficially owned as of such date, options to purchase an aggregate of 257,500 ordinary shares which have not vested on December 31, 2009 or within 60 days thereafter. The exercise price of the options was between $1.192 and $3.16, the vesting period is spread out over a 4-year period and the expiration date of such options is generally 7 years as of their date of grant. In addition, as of June 21, 2010, our directors and executive officers beneficially owned 7,363,708 shares (of which 311,000 shares are issuable upon exercise of options that are currently vested or will vest within 60 days as of June 21, 2010).

Indemnification, exemption and insurance of Directors and Officers

The Companies Law permits a company to insure its directors and officers provide them with indemnification, either in advance or retroactively, and exempt its directors and officers from liability resulting from their breach of their duty of care towards the company, all in accordance with the terms and conditions specified under Israeli law. Our articles of association include clauses allowing us to provide our directors and officers with insurance, indemnification and to exempt them from liability subject to the terms and conditions set forth by the Companies Law, as described below.

Subject to statutory limitations, our articles of association provide that we may insure the liability of our directors and offices to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid we may enter into a contract to insure the liability of our directors and officer for an obligation imposed on such director or officer in consequence of an act done in his capacity as a director or officer of Optibase, in any of the following cases:

❖	A breach of the duty of care vis-a-vis us or vis-a-vis another person;

❖	A breach of the fiduciary duty vis-a-vis us, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;

❖	A monetary obligation imposed on him or her in favor of another person; or

❖	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our director or officer.

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

6.C. BOARD PRACTICES

Pursuant to our articles of association, our board of directors is required to consist of three to nine members. Directors are elected at the annual general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at such meeting. Each director holds office until the annual general meeting of shareholders following the annual general meeting at which the director was elected or until his or her earlier resignation or removal. A director may be re-elected for subsequent terms. At present, our board of directors consists of six members, including two external directors appointed in accordance with the Israeli law requirements, as detailed herein. Our articles of association provide that our directors may at any time and from time to time, appoint any other person as a director, either to fill in a vacancy or to increase the number of members of our board of directors.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with "accounting and financial expertise" that such company believes is appropriate in light of the particulars of such company and its activities. A director with "accounting and financial expertise" is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company’s financial statements and stimulate discussion regarding the manner of presentation of the financial data. Our board of directors resolved on March 30, 2006 and on June 27, 2010 that the minimum number of directors with accounting and financial expertise appropriate for us in light of the size of the board of directors and nature and volume of the Company’s operations is one director (such director may serve as an external director, see below).

External Directors

Under the Companies Law, Israeli public companies are required to appoint at least two external directors to serve on their board of directors. Our shareholders approved in December 2007 the appointment of Mr. Itzhak Wulkan and Ms. Orly Garti-Seroussi as our external directors as of December 17, 2007 and as of January 31, 2008, respectively, for a three-year term. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors, See "Committees of the Board of Directors" below.

Pursuant to the Israeli Companies Law at least one external director is required to have "accounting and financial expertise" and the other is required to have "professional qualification" or "accounting and financial expertise". A director has "professional qualification" if he or she satisfies one of the following:

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

A director with "accounting and financial expertise" is a person that in light of his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him or her to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has "accounting and financial expertise", among other things, his or her education, experience and knowledge in any of the following:

(i)	accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

(ii)	the functions of the external auditor and the obligations imposed on such auditor;

(iii)	preparation of financial reports and their approval in accordance with the companies law and the securities law.

An external director may not be appointed to an additional term unless: (i) such director has "accounting and financial expertise"; or (ii) he or she has "professional expertise", and on the date of appointment for another term there is another external director who has "accounting and financial expertise" and the number of "accounting and financial experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

A company whose shares are traded in certain exchanges outside of Israel, including The NASDAQ Global Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise so long as another independent director for audit committee purposes who has such expertise serves on board of directors pursuant to the applicable foreign securities laws. In such case, all external directors will have professional qualification.

Under Israeli law, a person may not serve as an external director if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director in anticipation of serving as an external director in a company that is about to offer its shares to the public for the first time.

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

External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

(i)	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

(ii)	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the company.

The Companies Law provides for an initial three-year term for an external director which may be extended, for an additional three-year term. In the case of a company whose shares are traded in certain exchanges outside of Israel, including The Nasdaq Global Market, such as our company, regulations promulgated under the Companies Law provide that the service of an external director can be extended to additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company. Election of external directors requires a special majority, as described above. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event the number of external directors is less than two external directors, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director.

Our external directors are Mr. Itzhak Wulkan and Ms. Orly Garti Seroussi.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Following the appointment of Danny Lustiger, on October 28, 2009, a former officer of the Company, as an additional director of the Company, our board of directors does not have a majority of independent directors and therefore we are not in compliance with the NASDAQ Global Market rules requiring that the board of directors of a listed company contain a majority of independent directors and we have notified NASDAQ that we will be following home practice rules in this respect. Danny Lustiger has ceased to be an officer of the Company in November 2007, and therefore, during November 2010 (following the laps of 3 years from the termination of Danny Lustiger's employment) our board of directors is expected to have the majority of independent directors required pursuant to the NASDAQ Global Market rules.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and an investment committee, as described below.

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

The rules of NASDAQ currently applicable to foreign private issuers, such as us, require us to establish an audit committee of at least three members, comprised solely of independent directors. All of the members of the audit committee must be able to read and understand basic financial statements, and at least one member must have experience in finance or accounting, requisite professional certification in accounting or comparable experience or background. The board has determined that Ms. Orly Garti-Seroussi is an audit committee financial expert as defined by applicable Securities and Exchange Commission, or the "SEC" or "Commission" regulation. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

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

The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor pursuant to the audit committee’s proposal. The internal auditor must satisfy certain independence requirements as required by the law. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Our internal auditor is Doron Cohen, CPA (Isr.), CIA (USA).

We currently do not have a nomination committee, and the actions ordinarily taken by such committee are resolved by the majority of our independent directors, in accordance with the NASDAQ Global Market listing requirements.

Employment Agreements

Each of our executive officers entered into a written employment agreement with us that provides, among other things, that such officers be paid a monthly salary and bonuses. Each such agreement can be terminated either by us, or by the employee, upon prior notice, which ranges between 30 to 120 days for most of the management team. In the event of a change of control, termination of employment may result for some of the management members in acceleration of the vesting of options by an additional 12 to 24 months. The employment agreements also provide that each executive officer will maintain confidentiality of matters relating to us and will not compete with us during the period of the officer’s employment and for a certain period thereafter.

6.D. EMPLOYEES

As of June 21, 2010, we had 79 employees, including employees in our subsidiaries and regional offices, of whom approximately 17 are part-time employees. The following is a comparison of the breakdown of our employees by division and location, for the years ended December 31, 2009, 2008 and 2007.

	December 31,
Division	2007			2008			2009
	US	Israel		US	Israel		US	Israel
Research & Development	-	48		-	39		-	29
Sales and Technical Marketing	8	23	(1)	12	19	(2)	10	16	(3)
Marketing	2	7		3	7		1	6
Operations	3	24		-	19		-	17
General and Administrative, Finance and Human Resources	3	14		3	12		2	13
Total	16	116		18	96		13	81
	132			114			94

(1)	This number includes 8 employees in Asia.
(2)	This number includes 8 employees in Asia.
(3)	This number includes 8 employees in Asia.

The number of employees as of December 31, 2009 had continuously decreased from December 31, 2008 and December 31, 2007. The decrease is mainly the result of the reduction in work-force implemented across all departments in the Company during the quarters ended March 31, 2009 and December 31, 2008.

In connection with the sale of the assets and liabilities related to our Video Solutions Business to Vitec, we have provided a dismissal notice to approximately 72 employees (out of the 79 employees employed by the Company as of the date of this annual report) whose employment shall terminate upon completion of their respective prior notice period. Some of our employees were offered employment by Vitec.

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

6.E. SHARE OWNERSHIP

As of June 21, 2010, our current directors and executive officers (12 persons) beneficially owned an aggregate of 7,363,708 ordinary shares of our Company of which 311,000 shares are issuable upon exercise of options that may be exercisable within 60 days of June 21, 2010. Such number excludes 14,000 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which have not vested as of June 21, 2010 or 60 days thereafter and award their holder no voting and equity rights. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares. See "Item 7.A. Major Shareholders" for more information regarding Mr. Wyler's holdings.

Incentive Plans

Since 1990, we have granted options to employees and directors to purchase ordinary shares at exercise prices ranging from $0.17 to $32.00. As of June 21, 2010, options and warrants to purchase 991,600 of our ordinary shares were outstanding, with exercise prices ranging from $1.192 to $6.625 per share. As of June 21, 2010, 731,592 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally 7 years from the date of their grant. As of December 31, 2008 and 2009, the number of options outstanding and reserved for issuance under our plans was 3,440,486 and 3,157,588, respectively. The following table shows the number of options outstanding and reserved for issuance under each of our incentive plans, as of June 21, 2010 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance
1999 Plans	939,600	2,039,115
2001 Non-statutory share option plan	52,000	391,060
Total options	991,600	2,430,175

Plan	Number of shares outstanding	Number of shares reserved for issuance
2006 Israeli Incentive Compensation Plan	14,000	112,450
Total shares	14,000	112,450

In connection with the sale of our Video Solutions Business to Vitec, we have provided a dismissal notice to most of our employees which are to terminate their employment with us upon completion of their respective notice period. Following such termination and in light of our share price levels, we expect that upon consummation of the APA with Vitec, approximately 497,100 options shall return to our pool of options reserved for issuance.

The following is a description of our incentive plans currently in effect.

1999 Plans

In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the "1999 Plans" both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. As of June 21, 2010, or within 60 days thereafter, an aggregate of 2,039,115ordinary shares has been reserved for issuance under this plan, and 939,600 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2001 Non-statutory Share Option Plan

In April 2001, our board of directors approved the adoption of the 2001 Non-statutory Share Option Plan, the purpose of which is to attract and retain the best available personnel, to provide additional incentive to employees and consultants and to promote the success of our business. The options to be granted under the plan are limited to non-statutory options, thus no incentive stock options are granted under the plan. In addition, we grant options only to employees pursuant this plan, thus excluding officers and directors from the plan. As such, we do not need shareholder approval of this plan under U.S. laws or applicable NASDAQ rules. As of June 21, 2010, or within 60 days thereafter, an aggregate of 391,060ordinary shares has been reserved for issuance under this plan, and 52,000 were granted and are outstanding. The plan otherwise has terms similar to those contained under the 1999 U.S. Plan

2006 Israeli Incentive Compensation Plan

In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. As of June 21, 2010 or within 60 days thereafter, an aggregate of 112,450 ordinary shares has been reserved for issuance under the 2006 Plan, and 14,000 were granted and are outstanding.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to the Company regarding the beneficial ownership of our outstanding ordinary shares as of June 21, 2010 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. Of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Shlomo (Tom) Wyler(2)	7,089,934	42.62
Arthur Mayer – Sommer(3)	1,200,000	7.26
Prescott Group Capital Management, L.L.C. (4)	2,006,698	12.13
Shareholding of all directors and officers as a group (12 persons)(5)	7,363,708	43.71

(1)
Number of shares and percentage ownership is based on 16,536,708 ordinary shares outstanding as of June 21, 2010. Such number excludes: (i) 347,573 ordinary shares held by us or for our benefit, and (ii) 14,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of June 21, 2010 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)
Mr. Shlomo (Tom) Wyler currently serves as a President, Chief Executive Officer and a member in our Board of Directors. The information is based on Amendment No. 10 to Schedule 13D filed by Mr. Wyler on September 10, 2009. Includes 6,983,934 ordinary shares and 100,000 ordinary shares issuable upon exercise of option exercisable within 60 days of June 21, 2010 with an exercise price of $6 per option and expiration date of December 2011 and 6,000 ordinary shares held by a trustee for the benefit of Mr. Shlomo (Tom) Wyler under our 2006 Plan.

(3)	To our knowledge, the information is accurate as of June 21, 2010 and is based on the website of NASDAQ online whose address is www.nasdaq.net.
(4)
The information is accurate as of December 31, 2009 and based on Amendment No. 2 to Schedule 13G filed with the SEC by, among others, Prescott Group Capital Management, L.L.C. ("Prescott Capital") on February 12, 2010. The number of shares consists of 2,006,098 ordinary shares of the Company purchased by Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership ("Prescott Small Cap II" and together with Prescott Small Cap, the "Small Cap Funds") through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership ("Prescott Master Fund"), of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 2,006,098 ordinary shares of the Company held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 2,006,098 ordinary shares of the Company held by Prescott Master Fund.

(5)
Includes 7,052,708 ordinary shares and 311,000 ordinary shares issuable upon exercise of options exercisable within 60 days of June 21, 2010. Excludes 14,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on June 21, 2010 or within 60 days thereafter and do not acquire any voting or equity rights.

Significant changes in the ownership of our shares.

The following table specifies significant changes in the ownership of our shares held by Shlomo (Tom) Wyler. This information is based on Schedules 13D filed by Shlomo (Tom) Wyler during the period beginning on January 1, 2007, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Shlomo (Tom) Wyler	June 25, 2008	5,218,739
Shlomo (Tom) Wyler	August 14, 2008	6,761,448
Shlomo (Tom) Wyler	August 13, 2009	7,285,934	*

* Including 200,000 ordinary shares issuable upon exercise of option which have expired on December 5, 2009.

The following table specifies significant changes in the ownership of our shares by MKM Longboat Capital Advisors LLP. This information is based on Schedule 13G filed by MKM Longboat Capital Advisors LLP during the period beginning on January 1, 2007, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
MKM Longboat Capital Advisors LLP	June 27, 2007	715,300
	February 11, 2008	1,346,418
	February 2, 2009	-

The following table specifies significant changes in the ownership of our shares by Prescott Group Capital Management, L.L.C. This information is based on Schedule 13G filed by Prescott Group Capital Management, L.L.C. during the period beginning on January 1, 2007, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Prescott Group Capital Management, L.L.C.	February 14, 2008	1,362,192
	January 6, 2009	2,004,698
	February 12, 2010	2,006,098

All of our shares have the same voting rights.

On June 21, 2010, there were approximately 63 registered shareholders of our ordinary shares. As of such date, 43 registered holders in the United States hold approximately 81.15% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

7.B. RELATED PARTY TRANSACTIONS

For a description of the insurance, indemnification and exemption granted to our directors and officers, see "Item 6.B. Compensation" above.

For a description of the grant of options to our directors and officers, see "Item 6.E. Share Ownership", above. In addition, each member of our board of directors is paid an annual fee of $18,000 for his/her service as a director.

On November 8, 2006 our shareholders approved the reimbursement of expenses to Shlomo (Tom) Wyler, our President, Chief Executive Officer and then Executive Chairman of our board of directors, who is also considered our controlling shareholder in an amount not to exceed $50,000 for each year beginning in 2006, all on account of performing his duties towards us.

On December 20, 2007, our shareholders approved an employment agreement between Optibase and Mr. Shlomo (Tom) Wyler with respect to Mr. Wyler’s service as Chief Executive Officer of the Company. Under the agreement, Mr. Wyler will continue to serve as Chief Executive Officer of the Company in consideration for a gross monthly payment of NIS 40,000. In addition, Mr. Wyler will be entitled to managers' insurance, educational fund (keren hishtalmut), 24 days annual vacation, sick leave and 10 days replenishment fees (dmey havraa). The Company has also undertaken to provide Mr. Wyler with a telephone, facsimile, mobile phone, internet connection, laptop and printer and bear all installation costs and all expenses related thereto. The agreement further provides that Mr. Wyler shall be entitled to a one-time bonus in the amount of $10,000 upon the execution of the employment agreement. In addition, our board of directors, at its sole discretion, may grant Mr. Wyler an annual bonus for each year commencing in 2008 (for the year 2007) which shall not exceed twice Mr. Wyler’s monthly salary. The agreement is for a three-year term commencing retroactively on October 1, 2007. Any party to the agreement may terminate it by providing the other party with a 4-month advance written notice. At the Company's discretion, Mr. Wyler shall be obligated to continue working during the first two months of such 4-month advance notice period. During the next two months Mr. Wyler shall be free to practice any other business without the receipt of the Company's approval. The Company may elect to pay Mr. Wyler a one time payment for such advance notice period. Notwithstanding the above, the Company may terminate the agreement and Mr. Wyler's employment immediately for Cause, as such term is defined in the agreement. See also the discussion regarding our relationships with Mobixell and V.Box under "Item 4.A. History and Development of the Company" above.

In June 2008, we issued, in a private placement, 2,816,901 of our ordinary shares to Mr. Shlomo (Tom) Wyler, the President, Chief Executive Officer and then Executive Chairman of the board of directors, who is also considered as our controlling shareholder, in consideration for $5 million in cash. We undertook to make our best efforts to register for resale the shares under the Securities Act within six months of the issuance date. On August 25, 2008, Mr. Shlomo (Tom) Wyler agreed to extend such period by an additional twenty four months as of such date. On October 19, 2009 and following such approval by our audit committee and board of directors, our shareholders approved the registration for resale under the Securities Act of 4,069,447 ordinary shares NIS 0.13 par value each, which constitute all the ordinary shares of the Company held, as of the date of this proxy statement, by Mr. Wyler. It has also been approved that we will bear the expenses relating to the preparation and filing of such registration statement. To date, such shares have not been registered for resale under the Securities Act.

In connection with our entering into a joint venture to acquire 49.5% of the beneficial interest in the office building located at 485 Lexington Avenue in Manhattan, New York, see Item 10.C "Material Contracts", our shareholders approved the provision of certain undertakings by Mr. Shlomo (Tom) Wyler, our Chief Executive Officer and President of the Company, who is deemed also the Company's controlling shareholder. The undertakings include a limited guarantee and indemnity for exceptional events by Mr. Wyler in favor of the bank servicing the loan for the property. Such events include, but are not limited to, fraud, bankruptcy, dissolution, reorganization and liquidation proceedings, prohibition on transfer, and certain acts of misapplication and misappropriation. Mr. Wyler and the Company entered into a reimbursement and indemnification agreement with Gilmor and its principles, in order to allocate their maximum obligations for responsibility under these guarantees and indemnities. Such undertakings have not yet been provided by Mr. Wyler. For information on the legal proceedings in connection with the property, see Item 8. "Financial Information - Legal Proceedings".

On October 19, 2009, our shareholders approved the compensation of Mr. Alex Hilman, a director of the Company, who was appointed on September 1, 2009 as Executive Chairman of the Board of Directors. The principal terms of such compensation are as follows: a monthly payment of NIS 20,000 plus applicable value added tax, against the receipt of a tax invoice. The Company will also reimburse Mr. Hilman of his reasonable expenses directly incurred by him in the performance of his duties against the production of appropriate receipts. In addition, Mr. Hilman was granted on October 19, 2009, 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company under the Section 102 of the Israeli Tax Ordinance, through the capital gains tax track. The options shall vest over a period of four years in equal parts, and will be exercisable until their 10th anniversary, subject to an exercise price of $1.192. All other terms of the options are as stated in the Company's 1999 Israeli Share Option Plan.

On May 6, 2010 our shareholders approved the compensation of Mr. Danny Lustiger as a director of the Company. Mr. Lustiger is entitled to an annual amount of US $18,000, plus reimbursement of expenses, with a retroactive effect as of the date Mr. Lustiger was appointed as a director of the Company (i.e. October 28, 2009), 50,000 options exercisable into 50,000 ordinary shares NIS 0.13 nominal value each of the Company under Section 102 of the Israeli Tax Ordinance, through the capital gains tax track. The options shall vest over a period of four years in four equal parts, and will be exercisable until their 10th anniversary subject to an exercise price of $2. All other terms of the options are as stated in the Company's 1999 Israeli Share Option Plan). Mr. Lustiger is also entitled to 4,000 restricted shares, which shall vest over two years in two equal parts, and which shall be granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan.

We lend unsubstantial amounts, from time to time, to our employees, who are not officers, which payments are not deemed benefits by Israeli tax authorities.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.a. Consolidated statements and other financial information

See Item 18 for a list of financial statements filed as part of this annual report.

Legal proceedings

In September 2005, we were served with a lawsuit filed by Vsoft Ltd., or Vsoft, a company that is undergoing liquidation proceedings and which has claimed that during 2002 we negotiated with Vsoft in bad faith regarding a potential purchase of its share capital, which led to Vsoft’s entering into bankruptcy proceedings. Vsoft demanded damages in the amount of $2,129,000 as well as the payment of reimbursement of expenses, legal fees and applicable VAT. On January 1, 2006, we filed a motion to dismiss the lawsuit based on our claim that Vsoft’s receiver did not approve the lawsuit as determined by the liquidation court. As of June 23, 2010, our motion to dismiss was denied. We believe, based on the facts known to us and based on the advice of our external legal advisors as of this annual report, that though the claim for damages is without merit, the court may rule otherwise, and as such we have provided an amount which we believe would cover the risk associated with that lawsuit.

On February 2, 2010, Mazal 485 LLC, a company whose beneficial interest is jointly owned by us and by Gilmore USA LLC ("Mazal"), filed a lawsuit against SL Green Realty Corp. and several of its subsidiaries ("SL Green") regarding the Purchase Agreement for interests in 485 Lexington Avenue. On January 7, 2010, we received a notice from the seller of 485 Lexington Avenue stating that the Purchase Agreement is terminated. The lawsuit alleges that SL Green breached material terms of the Purchase Agreement and breached its covenant of good faith and fair dealing toward Mazal 485 LLC. The lawsuit seeks specific performance to enforce SL Green's obligations under the Purchase Agreement and an abatement of the purchase price to compensate Mazal 485 LLC for damages incurred as a result of SL Green’s breaches. On March 16, 2010, SL Green filed a motion for an order dismissing Mazal's claims, which was heard on June 2, 2010. On June 23, 2010, SL Green's motion to dismiss Mazal's request for performance of the sale-purchase agreement, was granted. The court directed SL Green to answer to Mazal's remaining damage claims, while a conference was set for September 8, 2010. The case now proceeds with discovery on Mazal's remaining claims, seeking damages for failure to perform, which are limited by the Purchase Agreement to  Mazal's reasonable out-of-pocket costs and expenses (including reasonable attorney's fees) incurred in connection with the agreement.

There is no assurance that the abovementioned legal proceedings will succeed and that we will be granted the sought performance of the transaction and/or damages. For further information see Item 10.C "Material Contracts".

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

A dividend policy, if adopted, will be determined by our board of directors and will depend, among other factors, upon our earnings, financial condition, capital requirements, the impact of the distribution of dividends on our financial condition and tax liabilities, and such other conditions as our board of directors may deem relevant. Under Israeli law, an Israeli company may pay dividends only out of its retained earnings as determined for statutory purposes. Under our articles of association the distribution of dividends will be made by a resolution of the Company’s board of directors. See "Description of Share Capital" and "Israeli Taxation and Investment Programs".

Cash dividends paid by an Israeli company are normally subject to a withholding tax, except for dividends paid to an Israeli company in which case no tax is withheld unless the dividend is in respect of earnings from an Approved Enterprise. In addition, because we have received certain benefits under Israeli laws relating to Approved Enterprises, the payment of dividends by us may be subject to certain Israeli taxes to which we would not otherwise be subject. The tax-exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation. If we decide to distribute cash dividends out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to corporate tax at a rate between 10% and 25%. See "Israeli Taxation and Investment Programs". In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will bear the risks of currency fluctuations during the period between the date such dividend is declared and paid by us in NIS and the date conversion is made by such shareholder into U.S. dollars.

ITEM 8.B. SIGNIFICANT CHANGES

On March 1, 2010 the company’s Luxembourgish subsidiary (the Company) entered into an Option Agreement with a Cypriot company, Chessell Holdings Limited With respect to the commercial building acquired by the Company in October, 2009, in Rümlang, Switzerland. Through its beneficial owner, Chessell Holdings introduced Optibase to the Rümlang property and facilitated Optibase’s acquisition and financing of the property. Under the Option Agreement, the Company granted Chessell Holdings an option to purchase twenty percent (20%) of the share capital of the Company. Chessell Holdings undertook to pay a purchase price for the option of CHF 315,000 for the option. The exercise price under the Option Agreement is calculated based on Optibase’s acquisition costs for the Rümlang Property plus interest and an adjustment for proceeds that are distributed to the Company’s shareholders. The shares that would be issued to Chessell Holdings upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase.

In March 2010, Mobixell networks had acquired a company and paid part of the acquisition costs with newly issued shares. As a result, the Company’s holding in Mobixell on a fully diluted basis had decreased from 4.34% to 3.71%.

On March 16, 2010, the Company signed an APA (Assets Purchase Agreement) Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") pursuant to which Optibase Ltd. and its subsidiary Optibase Inc. (collectively, "Optibase") will sell their entire video business to Vitec (the "Business" and the "Transaction", respectively). Under the terms of the transaction, which was approved by the Board of Directors of both companies, in consideration for the sale of the Business, Vitec will pay the Company an aggregate amount of US $8 million in cash of which US $1 million will be deposited in escrow for a 2-year period as a security, inter alia, for breach or material inaccuracy relating to Optibase's representations and warranties. In addition, Optibase and Vitec agreed on an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the Business exceeding $14 million in the year following the closing of the Transaction will be paid to Optibase. Consummation of the Transaction is subject to the fulfillment of certain conditions precedent standard for transactions of this nature. Closing of the Transaction is expected to occur on June 30, 2010, after the release of this annual report. Upon signing of the Transaction, Vitec deposited US $500,000 in escrow to be paid to Optibase if closing does not take place within a specific period of time from signing, subject to certain limited circumstances, principally relating to non fulfillment of certain closing conditions by Optibase, in which case, such funds will be returned to Vitec.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares are traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our ordinary shares as reported by The NASDAQ Global Market.

	Nasdaq
Year	High	Low
2005	$6.69	$4.49
2006	$5.01	$2.62
2007	$4.52	$2.52
2008	$2.73	$0.74
2009	$1.50	$0.93

2008	High	Low
First Quarter	$2.73	$1.61
Second Quarter	$2.2	$1.59
Third Quarter	$1.83	$1.14
Fourth Quarter	$1.34	$0.74

2009	High	Low
First Quarter	$1.29	$0.93
Second Quarter	$1.50	$1.02
Third Quarter	$1.35	$1.05
Fourth Quarter	$1.45	$1.13
2010
First Quarter	$1.43	$1.20
Second Quarter (until June 21, 2010)	$1.55	$1.35

Most Recent Six Months	High	Low
December 2009	$1.45	$1.27
January 2010	$1.38	$1.22
February 2010	$1.25	$1.2
March 2010	$1.43	$1.22
April 2010	$1.55	$1.37
May 2010	$1.49	$1.35
June 2010 (until June 21, 2010)	$1.43	$1.39

We listed our ordinary shares for trade on the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of the Company's ordinary shares from trade on the TASE became effective on September 28, 2008 and the last day for trading of the Company's ordinary shares on the TASE was September 24, 2008.

On June 21, 2010, the reported closing sale price of our ordinary shares on The NASDAQ Global Market, was $1.42 per share.

9.B PLAN OF DISTRIBUTION

Not applicable.

9.C MARKETS

           Our ordinary shares have been listed on The NASDAQ Global Market since April 7, 1999, under the symbol "OBAS".

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

The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director is interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote on compensation to themselves or any members of their body is limited in that such decision requires the approval of the audit committee, the board of directors and the shareholders at a general meeting, see "Approval of Certain Transaction" below.

The powers of our directors to borrow are not limited, except in the same manner as any other transaction by the company.

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 30,000,000 ordinary shares, par value NIS 0.13 per share, of which 16,914,281 ordinary shares were outstanding as of June 21, 2010. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

Dividend rights

Holders of Ordinary Shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires the approval of our board of directors. Please see "Item 10.E. Taxation" below.

One year after a dividend has been declared and is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Currently there are no shares of capital stock outstanding with special voting rights. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least thirty three and one third percent (33.3%) of our voting rights. In the event that a quorum is not present within half an hour of the scheduled time, the shareholders' meeting will be adjourned to the same day of the following week, at the same time and place, or such time and place as the board of directors may determine by a notice to the shareholders. If at such adjourned meeting a quorum is not present at the time of opening of such meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum.

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

Annual and Extraordinary Meetings

Our board of directors must convene an annual meeting of shareholders every year by no later than the end of fifteen months from the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or by one or more shareholders holding in the aggregate at least 5% of the voting rights in the Company. Where the board of directors is requisitioned to call a special meeting, it shall do so within twenty-one days, for a date that shall not be later than thirty-five days from the date on which the notice of the special meeting is published. Notice of a general meeting shall be given to all shareholders entitled to attend and vote at such meeting. No separate notice is to be given to registered shareholders of the Company. Notices may be provided by the Company in person, in mail, transmission by fax or in electronic form. A notice to a shareholder may alternatively be served, as general notice to all shareholders, in accordance with the rules and regulations of any applicable securities authority with jurisdiction over the Company or in accordance with the rules of any stock market upon which the Company's shares are traded.

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

Limitations on Change in Control and Disclosure Duties

Our memorandum and articles of association do not restrict the change of control nor do they impose any disclosure duties beyond the requirements set out in Israeli law. For restriction of change of control provision under Israeli law, see "Item 3.D. Risk Factors", under the heading "Risks Relating to Operations in Israel – Anti-takeover Provisions" above.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of shareholders participating and voting in the general meeting.

Fiduciary Duty and Duty of Care of Directors and Officers

The Companies Law codifies the duties directors and officers owe to a company. An "Officer" includes a company’s directors, general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other managers directly subordinate to the general manager. The directors’ and officers’ principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company’s benefit which include:

❖	the avoidance of any conflict of interest between the director’s or officer’s position with the company and any other position he or she fulfills or with his or her personal affairs;

❖	the avoidance of any act in competition with the company’s business;

❖	the avoidance of exploiting any of the company’s business opportunities in order to gain a personal advantage for himself or for others; and

❖	the disclosure to the company of any information and documentation relating to the company’s affairs obtained by the director or officer due to his or her position with the company.

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

The Companies Law also requires that any extraordinary transaction between a public company and its controlling shareholder or an extraordinary transaction between such company and other person in which such company’s controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company by an ordinary majority, provided that (i) such majority vote at the shareholders meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the transaction, participating at the voting (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed one percent (1%) of the total voting rights in the company. An "extraordinary transaction" is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company’s profitability, assets or liability.

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

Private Placement to Shlomo (Tom) Wyler

In June 2008, we issued in a private placement 2,816,901 ordinary shares of the Company to Mr. Shlomo (Tom) Wyler, the President, Chief Executive Officer and then Executive Chairman of our board of directors, who is also considered as our controlling shareholder, in consideration for $5 million in cash, in the aggregate. For further information, see "Item 7.B Related Party Agreements".

Purchase of Interest in a Property in 485 Lexington Avenue, New-York, NY

On August 7, 2009, Mazal 485 LLC, a joint venture owned in equal parts by Optibase and Gilmor USA LLC, an unrelated party ("Mazal"), entered into a Sale-Purchase Agreement with a subsidiary of SL Green Realty Corp. ("SL Green"), pursuant to which Mazal would acquire from SL Green 49.5% of the ownership of Green 485 JV LLC, a Delaware limited liability company which, prior to the closing, would own the entire beneficial interest in the office building located at 485 Lexington Avenue in Manhattan, New York. In consideration for the purchased interest in Green 485 JV LLC, Mazal would pay a purchase price of approximately $20,790,000 (which shall be contributed in equal shares by Optibase and Gilmor).

If closing were to occur, Green 485 JV LLC would have had existing debt to an affiliate of the SL Green in the amount of $12,200,000 which shall become due in 2013.

Mazal 485 LLC paid an initial deposit of $7,500,000 into escrow in order to secure the payment of the purchase price under the Sale-Purchase Agreement. Such sums were later returned to Mazal 485 LLC following the termination of the Sale-Purchase Agreement.

Under the agreement, upon completion of the transaction, Mazal would make an approximately $20,000,000 nonrecourse loan to SL Green which would mature on December 31 2020 and which would be secured by a pledge by the SL Green of an additional 49.5% interest in Green 485 JV LLC, with the SL Green retaining an unencumbered 1% interest in Green 485 JV LLC. Mazal would also acquire an option to purchase such additional ownership interests which is exercisable until December 31, 2022, subject to certain limitations.

The transactions above are subject to certain conditions including the lender’s approval of the transfer of ownership in Green 485 JV LLC and the lender’s approval of substitute guarantors under the existing nonrecourse mortgage financing in the principal amount of $450,000,000 serviced by Wachovia Bank.

For information on a termination letter we received in connection with this property and a lawsuit filed in connection with such letter of termination, see Item 8. "Financial Information - Legal Proceedings" above.

Purchase of a Property in Rümlang, Switzerland

On October 29, 2009, the company's subsidiary Optibase RE 1 SARL ("Optibase RE 1"), which is wholly owned by the company's subsidiary Optibase Real Estate SARL, entered into a Purchase Agreement with the Swiss property company Zublin Immobilien AG to acquire a 12,500 square meter (approximately 134,500 square feet) commercial building located at Riedmattstrasse 9, Rümlang, Switzerland. Under the Purchase Agreement, Optibase RE 1 undertook to pay a purchase price of CHF 23,500,000 (approximately $22.8 million) to acquire ownership of the property. The Purchase Agreement included representations and warranties from the seller regarding its ownership of the property, the absence of liens, the status of tenant leases and regarding other matters. In the Purchase Agreement, the seller guaranteed the gross annual rental income from two significant tenants up to a maximum amount of CHF 60,000 (approximately $58,000). To secure the Seller's guarantee, an amount of CHF 60,000 was deposited in escrow for two years with Optibase RE 1's counsel. The closing of the Purchase Agreement occurred on October 29, 2009. Upon closing Optibase RE 1 was registered as the owner of the property, and the purchase price was transferred. For further details, see Item 4.B "Business Overview" above.

Mortgage Agreement - Rümlang, Switzerland

In connection with the purchase of the commercial building in Rümlang, on October 28, 2009, the Company, through its subsidiary Optibase RE 1 SARL ("Optibase RE 1"), wholly owned by Optibase Real Estate SARL, entered into a mortgage agreement with Swiss bank Basler Kantonalbank (the "Bank"), according to which the Bank loaned to Optibase RE 1 a principal amount of CHF 18,800,000 (approximately $18.1 million) (the "Loan"). Interest on the principal amount, is payable in four quarterly payments annually, at the rate of the Libor for a period determined by Optibase RE 1 on the date of each payment for the following period, plus a fixed margin of 0.8% (as of the date hereof, the interest is set to be the rate of Libor for a period of 3 months). The Bank may adjust the margin at its sole discretion on account of deterioration in Optibase RE 1's credit standing or the value of the property. The principal amount is payable in four quarterly amortization payments annually, each in the amount of CHF 94,000 (approximately $86,000). The principal payments may be adjusted on sole discretion of the Bank if the lease of major tenants is terminated and no replacement tenant is found within 6 months. According to the agreement, Optibase RE 1 may repay the mortgage at any time, subject to a prior notice of three months to the Bank, with no subject penalty. The Bank holds the right to accelerate future loan payments, upon occurrence of certain default conditions listed in the agreement.

As security for repayment of the loan, Optibase RE 1 mortgaged the rights to the Rümlang property in favor of the Bank, and registered such mortgage with the local land registrar. Additionally, Optibase RE 1 committed not to grant any encumbrance or mortgage on the Rumland property without the Bank's approval. Optibase RE 1 has also pledged to the Bank all if its rights in a designated bank account, to which rent payments and guarantees relating to the Rümlang property are deposited. As additional security, Optibase Real Estate SARL was to pledge all of its shares in Optibase RE 1 to the Bank. The latter pledge, however, has not yet been provided.

Chessell Holdings Limited

On March 1, 2010, the Company’s subsidiary in Luxembourg Optibase RE 1 SARL ("Optibase RE 1") entered into an Option Agreement (the "Option Agreement") with a Cypriot company, Chessell Holdings Limited, with respect to a commercial building acquired by the Company in October, 2009 in Rümlang, Switzerland. Through its beneficial owner, Chessell Holdings introduced Optibase to the Rümlang property and facilitated Optibase’s acquisition and financing of the property. Under the Option Agreement, Optibase RE 1 granted Chessell Holdings an option to purchase twenty percent (20%) of the share capital of Optibase RE 1. Chessell Holdings undertook to pay a purchase price for the option of CHF 315,000 for the option. The exercise price under the Option Agreement is calculated based on Optibase’s acquisition costs for the Rümlang Property plus interest and an adjustment for proceeds that are distributed to the shareholders of Optibase RE 1. The shares that would be issued to Chessell Holdings upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase.

Sale of our Video Solutions Business

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec and Optibase Technologies Ltd., collectively "Vitec"), according to which Optibase Technologies Ltd. will purchase all of the assets and liabilities related to our Video Solutions Business (the "APA" and the "Transaction", respectively). Closing of the transaction is expected to occur on June 30, 2010, after the release of this annual report. The following is a short summary of the principal provisions of the APA:

Acquired Assets and Liabilities

Pursuant to the APA, Vitec will acquire all rights, title and interest in and to all of our assets and assume certain liabilities, related to our Video Solutions Business only (the "Acquired Assets"). Our Video Solutions Business includes the design, development, manufacture, production, supply, sale, marketing and distribution of video devices and related services (the "Video Solutions Business").

The Acquired Assets include all inventories, tangible assets, intellectual property rights and right under certain assumed agreements, all in relation to the Video Solutions Business only. In addition, Vitec will also acquire all rights to the name "Optibase" and derivatives thereof provided, however, we will be entitled to use the Optibase name in connection with our business so long as such use is not related to the field of video solutions.

The following will not be purchased by Vitec pursuant to the APA: the legal entities of Optibase Ltd. and Optibase Inc.; any securities of Optibase Inc. and any of our other subsidiaries or affiliates; our rights to any grants from the Israeli Office of the Chief Scientist or from other EU/EC sponsored programs or other grants, received or receivable as to the period ending upon closing of the Transaction; cash, cash equivalents and other investments; leases on our offices, and other properties; rights and claims under current insurance policies and all other assets not related to the and our Video Solutions Business ("Excluded Assets"). In addition, the Excluded Assets include, inter alia, our real estate assets as well as other investments, held directly or indirectly by us.

Consideration

As consideration for the Acquired Assets and the assumption of our liabilities, Vitec will pay us a sum of $8 million (plus adjustments relating to receivables and payables as of the closing of the Transaction), of which a sum of $7 million (plus adjustments relating to receivables and payables as of the closing of the Transaction) will be paid in cash upon closing and $1 million will be deposited in an escrow for a period of two years as a security for damages arising or resulting from, inter alia, breach or material inaccuracy relating to our representations and warranties and covenants and liabilities that Vitec may incur which are part of the Excluded Liabilities.

In addition, under to the APA, the consideration will be further adjusted according to an earn-out mechanism pursuant to which 45% of Vitec’s revenues deriving from the Video Solutions Business and exceeding $14 million in the year following the closing of the Transaction, will be paid to us.

Signing Deposit

Upon signing of the APA, Vitec deposited US $500,000 in escrow to be paid to us if closing does not take place within a specific period of time from signing, subject to certain limited circumstances, principally relating to the non-fulfillment of certain closing conditions by Optibase, including, inter alia, the receipt of necessary governmental and third party approvals and the transfer of a certain number of employees to Vitec, in which case, such funds will be returned to Vitec.

Representations and Warranties

The APA includes certain representations and warranties which are customary for transactions of this type. Such representations and warranties include, among others, representations and warranties by the Company that relate to the Acquired Assets and Liabilities, to our financial results, intellectual property, employment matters, legal proceedings etc. and representations and warranties of Vitec relating to, among others, its ability to continue and operate the Video Solutions Business and the financial condition of Vitec. Such representations and Warranties will survive closing for a period of twenty four months, except for certain exceptions relating to, inter alia, provisions providing for non-competition and confidentiality undertakings and fraud or willful misconduct.

Closing Conditions

Consummation of the Transaction is subject to the fulfillment of certain conditions precedent standard for transactions of this nature, including, inter alia, receipt of all necessary approvals and permits, the approval of our shareholders and the transfer of a certain number of employees to Vitec.

With respect to the consortium agreements to which we are a party, if necessary approvals for the assumption of such agreements are not obtained until closing, we may choose to either terminate the APA or pay to Vitec a certain amount unsubstantial to the Company for each consortium agreement which can not assigned to Vitec.

Additional Undertakings

Both parties have undertaken several covenants for the period beginning on the signing of the APA and for the period beginning on date of the closing of the Transaction. In this respect, during the period beginning on the signing of the APA and ending on closing of the Transaction, we have undertaken, inter alia, to continue and operate the business in the ordinary course of business and not to make any action relating to the acquisition, sale, or transfer of any of the Acquired Assets or change of control over Seller other than in the ordinary course of business and Vitec has undertaken, among others, to offer employment to a certain number of our employees on terms no less favorable then their current terms of employment or service with the Seller. In addition, for the period following the closing of the Transaction, we have undertaken to comply with non-competition and confidentiality provisions and Vitec has undertaken to provide us with access to information and records, and to endeavor to continue operating the Video Solutions Business for a period of at least twelve months from the closing of the Transaction.

Indemnification

The APA includes mutual indemnification for a period of two years for damages arising or resulting from, inter alia, breach or material inaccuracy relating to the representations, warranties and covenants and the liabilities that Vitec may incur which are part of the Excluded Liabilities arising or resulting therefrom such as the breach or material inaccuracy of any representation or warranty. In addition, indemnification provisions will apply for longer periods in the case of damages resulting from fraud or willful misconduct, a period of three years from closing for non-competition provisions and an indefinite confidentiality undertaking). The mutual indemnification will be limited to a maximum amount of $6 million.

From and after the closing, the rights of the parties to indemnification shall be the exclusive remedy of the Parties with respect to claims resulting from this Agreement.

The amount of $1 million which will be deposited in the indemnity escrow account as aforementioned, will be used for such indemnification, and any outstanding sums will be paid by the indemnifying party.

Termination

Both parties shall have the right to terminate the APA, if the other side has breached any material representation, warranty, or covenant contained in the APA, or if closing did not take place within 120 days from the signing of the APA. Vitec may also terminate the APA if any material portion of the Acquired Assets is no longer in our possession immediately prior to closing or is damaged and we have not cured such situation within a period of 30 days. In addition, as aforesaid, we may terminate the agreement if the necessary approvals for the assumption of the consortium agreements are not obtained until closing.

Guaranty of S.A. Vitec

S.A. Vitec has undertaken to fully guarantee all undertakings, representations, warranties and obligations of Optibase Technologies Ltd. under the APA.

10.D. EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under the law and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

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

Israeli taxation

General Corporate Tax Structure in Israel

Generally, Israeli companies are subject to "Corporate Tax" on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved an amendment to the Income Tax Ordinance, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. In July 2009, the Israeli Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in Israeli corporate tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

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

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

❖	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period ;

❖	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

❖	Accelerated depreciation rates on equipment and buildings; and

❖	Expenses related to a public offering on recognized stock markets, are deductible in equal amounts over three years

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior the 2005 amendment

The Law for the Encouragement of Capital Investments, 1959, as amended (effective as of April 1, 2005) (the "Investments Law"), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an Approved Enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

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

Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income after the commencement of production, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier (the "Years limitation"). Please note that the year’s limitation does not apply to the exemption period. As discussed below.

A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program but after the commencement of production, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% with respect to the gross amount distributed, applicable to dividends from Approved Enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

Foreign investor’s Company ("FIC")

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

 A company wishing to receive the tax benefits afforded to a Benefited Enterprise, as defined below, is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. Companies are also granted the right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment

Our company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our company is granted any new benefits in the future they will be subject to the provisions of the amended Investment Law.

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a "Benefited Enterprise"). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the "Year of Election"). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

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

The Amendment changes the definition of "foreign investment" in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

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

As a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 2009 we did not generated any tax exempt income under the Investment Law.

 Special Provisions Relating to Measurement of Taxable Income

According to the law, until 2007, the results for tax purposes were measured based on the changes in the Israeli CPI. In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the "TP Regs"). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regs are not expected to have a material affect on us.

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

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "material shareholder" at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "Item 10.D. Exchange Controls" under the heading "Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to U.S. corporations under Section 243 of the Code.

Recently enacted amendments to the Code, as amended, provide that certain dividend income received by individual U.S. Holders, with respect to taxable years beginning on or before December 31, 2010 may be eligible for a reduced rate of taxation. Such dividend income will be taxed at the applicable long-term capital gains rate (currently, a maximum rate of 15%) if the dividend is received from a "qualified foreign corporation," and the shareholder of such foreign corporation holds such stock for at least 61 days during the 121-day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A "qualified foreign corporation" is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market in the United States. Dividend income will not qualify for the reduced rate of taxation if the corporation is a passive foreign investment company, or PFIC (see below), for the year in which the dividend is distributed or for the previous year.

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

Passive Foreign Investment Companies ("PFIC")

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

U.S. Gift and Estate Tax

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Most of our revenues are generated in U.S. dollars but a portion of our expenses is incurred in NIS. Therefore, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations. In 2007, 2008 and 2009, the NIS appreciated by approximately 9%, 1.1% and 0.7%, respectively, against the U.S. dollar. In 2007, 2008 and 2009 the inflation rate in Israel was approximately 3.4%, 3.8% and 3.9%, respectively. Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

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

The financial statements of Optibase Real Estate SARL whose functional currency has been determined to be CHF have been translated into U.S. dollars. Assets and liabilities of this subsidiary are translated at year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

Interest Rate and Rating Risks

Our exposure to market risk for changes in interest rates in Switzerland relates primarily to our long term loan taken for the purchase of our real-estate property in Switzerland and denominated in Swiss Franks (CHF). Changes in Swiss interest rates, could affect our financial results.

Investments Risks

In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2009, our available net cash was $28.7 million. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. For information concerning our investment policy, see "Item 5.B. Liquidity and Capital Resources" above. The investment guidelines are to be reviewed periodically by our board of directors and Investment Committee with the President and Chief Financial Officer. As of December 31, 2009, our available cash was invested in short term interest bearing bank deposits and money market funds with several banks. Our available cash (including the money market funds) is generally classified as Cash and cash equivalents and, consequently, is recorded on the consolidated balance sheets as such.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

 (a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2009.

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

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Ms. Orly Garti-Serroussi is an "audit committee financial expert" and that she is independent under the applicable Securities and Exchange Commission and NASDAQ listing rules.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2009, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer to Optibase in 2009 and 2008 (in thousands):

	2008	2009
Audit fees (1)	95	95
Audit-related fees (2)	100	--
Tax fees (3)	49	--
All other fees (4)	--	--
Total	244	95

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

Audit Committee Pre-approval Policies and Procedures

Optibase’s audit committee's main role is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee's specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and quarterly review the firm's non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of our audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by the audit committee on an individual basis during the year.

During 2008 and 2009, none of audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in the United States were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

We have not and do not expect to apply for any exemptions from the NASDAQ listing standards for audit committees.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Following the appointment of Danny Lustiger, on October 28, 2009, a former officer of the Company, as an additional director of the Company, our board of directors does not have a majority of independent directors and therefore we are not in compliance with the NASDAQ Global Market rules requiring that the board of directors of a listed company contain a majority of independent directors and have notified The NASDAQ that we will be following home practice rules in this respect. Danny Lustiger has ceased to be an officer of the Company on November 2007 and therefore, on November 2010 (following the laps of 3 years from the termination of Danny Lustiger's employment) our board of directors will have the majority of independent directors required pursuant to The NASDAQ Global Market rules.

There are no other significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on the Nasdaq Global Market.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The following are our financial statements audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal year ended December 31 2009, are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-34

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel

Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

OPTIBASE LTD.

We have audited the accompanying consolidated balance sheets of Optibase Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Scopus Video Networks Ltd., an affiliate presented at equity method, in which the Company's investments totaled to $ 23,914 thousand as of December 31, 2008, and the Company's share in their losses amounted to $ 2,769 thousand and $ 1,930 thousand, for the years ended December 31, 2007 and 2008, respectively. The financial statements of Scopus Video Networks Ltd. for the years ended December 31, 2007 and 2008 were audited by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates to amounts included for Scopus Video Networks Ltd. for the years ended December 31, 2007 and 2008, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
June 30, 2010	A Member of Ernst & Young Global

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,386	$28,651
Trade receivables (net of allowance for doubtful accounts of $ 355 and $ 414 at December 31, 2008 and 2009, respectively) (Note 16b)	3,241	2,338
Other accounts receivable and prepaid expenses (Note 4)	690	4,492
Inventories (Note 5)	4,373	2,356

Total current assets	19,690	37,837

INVESTMENTS IN COMPANIES (Note 6)	24,614	700

LONG-TERM INVESTMENTS:
Long-term lease deposits (Note 10a)	309	233
Severance pay fund	1,465	1,230

Total long-term investments	1,774	1,463

PROPERTY, EQUIPMENT AND OTHER ASSETS, NET (Note 7)
Property and equipment, net	1,228	636
Real Estate Property, net	-	22,080
Other assets, net	-	634

Total property, equipment and other assets	1,228	23,350

Total assets	$47,306	$63,350

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loan (Note 9)	$-	$365
Trade payables	2,276	1,095
Deferred revenues	884	709
Other accounts payable and accrued expenses (Note 8)	6,920	6,315

Total current liabilities	10,080	8,484

ACCRUED SEVERANCE PAY	2,215	1,731

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

LONG TERM LOAN, NET OF CURRENT MATURITIES (Note 9)	-	17,897

SHAREHOLDERS' EQUITY (Note 13):
Share capital -
Ordinary Shares of NIS 0.13 par value - Authorized: 30,000,000 shares at December 31, 2008 and 2009; Issued: 16,914,281 shares at December 31, 2008 and 2009; Outstanding: 16,522,058 and 16,536,708 shares at December 31, 2008 and 2009, respectively	650	650
Additional paid-in capital	125,492	125,649
Treasury shares (392,223 and 377,573 shares at December 31, 2008 and 2009, respectively)	(1,306)	(1,208)
Accumulated other comprehensive loss	-	(54)
Accumulated deficit	(89,825)	(89,799)

Total shareholders' equity	35,011	35,238

Total liabilities and shareholders' equity	$47,306	$63,350

The accompanying notes are an integral part of the consolidated financial statements.

June 30, 2010	/s/ Shlomo (Tom) Wyler	/s/ Amir Philips
Date of approval of the	Tom Wyler	Amir Philips
financial statements	President and Chief Executive Officer.	Chief Financial Officer

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2007	2008	2009

Revenues:
Video solutions	$22,977	$19,901	$13,149
Fixed income real estate	-	-	272
Total revenues	22,977	19,901	13,421

Costs and expenses:
Cost of video solutions operations	11,387	9,754	6,537
Research and development, net (Note 16a)	5,362	6,375	3,725
Selling and marketing	7,895	8,964	5,763
General and administrative	2,276	2,931	2,601
Cost of real estate operations	-	-	125

Total costs and expenses	26,920	28,024	18,751

Operating loss	(3,943)	(8,123)	(5,330)
Other income (expenses), net (Note 11)	(327)	218	-
Financial income (expenses), net (Note 16c)	(31)	270	617

Loss before taxes on income	(4,301)	(7,635)	(4,713)

Taxes on income	73	-	-

Loss after taxes on income	(4,374)	(7,635)	(4,713)

Gain from sale of investment in affiliated company and equity in losses of affiliated companies, net	(2,769)	(1,930)	4,773

Net income (loss) from continuing operations	(7,143)	(9,565)	60

Income (loss) from discontinued operations	(30)	20	-

Net income (loss)	$(7,173)	$(9,545)	$60

Basic and diluted income (loss) per share from continuing operations	$(0.53)	$(0.63)	$0.00

Basic and diluted income (loss) per share from discontinued operations	$(0.00)	$0.00	$0.00

Basic and diluted income (loss) per share	$(0.53)	$(0.63)	$0.00

Weighted average number of shares used in computing basic and diluted net income (loss) per share (in thousands):
Basic	13,602	15,159	16,534

Diluted	13,602	15,159	16,540

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance as of January 1, 2007	$539	$119,181	$(2,278)	$(339)	$(72,609)		$44,494

Exercise of employees stock options	2	223	-	-	-		225
Stock-based compensation related to options and unvested shares granted to employees	-	1,013		-	-		1,013
Issuance of treasury shares upon vesting of unvested shares	-	(252)	500	-	(248)		-
Other comprehensive loss:
Unrealized gain on available-for-sale marketable securities, net	-	-	-	605	-	$605	605
Net loss	-	-	-	-	(7,173)	(7,173)	(7,173)
Total comprehensive loss						$(6,568)

Balance as of December 31, 2007	541	120,165	(1,778)	266	(80,030)		39,164

Issuance of ordinary shares in a private placement (see Note 13a)	109	4,891	-	-	-		5,000
Stock-based compensation related to options and unvested shares granted to employees	-	658	-	-	-		658
Issuance of treasury shares upon vesting of unvested shares	-	(222)	472	-	(250)		-
Other comprehensive loss:
Unrealized gain on available-for-sale marketable securities, net	-	-	-	(266)	-	$(266)	(266)
Net loss	-	-	-	-	(9,545)	(9,545)	(9,545)
Total comprehensive loss						$(9,811)

Balance as of December 31, 2008	650	125,492	(1,306)	-	(89,825)		35,011

Stock-based compensation related to options and unvested shares granted to employees	-	221	-	-	-		221
Issuance of treasury shares upon vesting of unvested shares	-	(64)	98	-	(34)		-
Other comprehensive loss:
Foreign currency translation adjustment	-	-	-	(54)	-	$(54)	(54)
Net income	-	-	-	-	60	60	60
Total comprehensive income						$6

Balance as of December 31, 2009	$650	$125,649	$(1,208)	$(54)	$(89,799)		$35,238

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	$(7,173)	$(9,545)	$60
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,244	1,090	1,047
Impairment of an affiliated company	325	-	-
Gain from sale of investment in affiliated company and equity in losses of an affiliated companies, net	2,769	1,930	(4,773)
Accrued interest and amortization of premium and discount on available-for-sale marketable securities, net	(192)	-	-
Realized gain on sale of available-for-sale marketable securities	(210)	(274)	-
Impairment of available-for-sale marketable securities	582	-	-
Loss on sale of property and equipment	2	-	8
Accrued severance pay, net	163	(180)	(249)
Compensation related to options and restricted shares granted to employees and directors	1,013	658	221
Decrease in trade receivables, net	491	812	903
Decrease (increase) in other accounts receivable and prepaid expenses	(715)	797	(3,801)
Decrease (increase) in inventories	(1,507)	713	1,939
Increase (decrease) in trade payables	990	(477)	(1,182)
Decrease in deferred costs	500	-	-
Increase (decrease) in deferred revenues	(1,313)	494	(175)
Increase (decrease) in accrued expenses and other accounts payable	(964)	870	(605)
Gain on sale of intangible assets	-	(218)	-
Net cash provided by discontinued operations	121	43	-

Net cash used in operating activities	(3,874)	(3,287)	(6,607)

Cash flows from investing activities:
Proceeds from sale of property and equipment	41	-	1
Purchase of property and equipment	(945)	(393)	(276)
Proceeds from redemption of available-for-sale marketable securities	36,173	8,482	-
Proceeds from sale of intangible assets	-	218	-
Investment in long-term lease deposits	(5)	9	76
Investment in affiliated companies	(20,382)	(8,556)	-
Investment in other assets	-	-	(659)
Investment in real estate property	-	-	(22,282)
Proceeds from sale of an affiliated company	-	-	28,691

Net cash provided by (used in) investing activities	14,882	(240)	5,551

Cash flows from financing activities:
Short-term bank credit	(3,002)	(634)	-
Proceeds from exercise of stock options	225	-	-
Issuance of ordinary shares in a private placement	-	5,000	-
Proceeds from bank loan	-	-	18,353

Net cash provided by (used in) financing activities	(2,777)	4,366	18,353

Exchange differences on balances of cash and cash equivalents	-	-	(32)
Increase in cash and cash equivalents	8,231	839	17,265
Cash and cash equivalents at the beginning of the year	2,316	10,547	11,386

Cash and cash equivalents at the end of the year	$10,547	$11,386	$28,651

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2007	2008	2009
Supplemental disclosure of cash flow activities:

(a)	Non-cash transactions:

	Reclassification of inventories into property and equipment	$333	$235	$77

(b)	Cash paid during the year for:

	Interest	$386	$49	$26

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Optibase Ltd. ("the Company") was incorporated and commenced operations in 1990.

The Company has two wholly-owned subsidiaries: Optibase Inc. in the United States which was incorporated in 1991 ("the U.S subsidiary") and Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009 (collectively: "the Group").

In October 2009, the Company acquired through a new subsidiary in Luxembourg, a commercial real estate property in Rumlang, Switzerland in consideration of approximately $ 22,800 and engaged in fixed income real estate activity (see also Note 3).

The Company and its U.S subsidiary provide high quality equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets, which performed through the operation of two product lines: Video technologies and IPTV.

The Company and its U.S subsidiary sell their products worldwide, directly and through distributors, Value Added Resellers ("VARs"), system integrators and Original Equipment Manufacturers ("OEMs"), all of which are considered end-customers from the perspective of the Company and its subsidiary.

The majority of the Company and its U.S subsidiary sales are made in North America, Europe and the Far East. For the years ended December 31, 2007, 2008 and 2009, the Company had one major customer whose revenues were approximately 14%, 17% and 12%, respectively, from the total revenues.

On March 16, 2010, the Company entered into an Asset Purchase Agreement (“the Agreement”) with Vitec Multimedia ("Vitec"), a French company, for the sale of its video technology and IPTV business for consideration of $ 8,000 in cash. In addition, Optibase and Vitec agreed on an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the video business exceeding $14,000 in the year following the closing of the transaction will be paid to Optibase as additional consideration. The Agreement contemplated the sale of substantially all of the assets and liabilities relating to the business with the exception of specific assets and liabilities as defined in the Agreement. As of the signing date of the financial statements, the closing of this transaction is still subject to the receipt of the consideration and is expected to occur shortly after the release of these financial statements. See further details in Note 17c. Following the closing of the transaction the Company's business will focus on the real estate segment. In addition, the Company's entire revenues and expenses for the years ended 2008 and 2009 from the video technology and IPTV business will be classified after the closing of the Agreement as discontinued operations in the Company's financial statements.

b.	Discontinued operations:

In 2006, the Company determined that the level of activity and cash flow generated from the disposed digital non-linear product line are no longer significant and as such reassessed the classification of the Digital non-linear product line, and decided that it meets the definition of discontinued operation, in accordance with ASC 205-20 "Discontinued Operation".

Accordingly, the results of operations including revenues, operating expenses and other income and expenses of the digital non-linear product line for the years 2007 and 2008 have been classified in the accompanying statements of operations as discontinued operations. No income or expenses were recognized for the year ended December 31, 2009.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

In June 2009, the FASB issued what has been codified in ASC 105, "Generally Accepted Accounting Principles" (Formerly: SFAS No. 168, "the FASB Accounting Standards Codifications and Hierarchy of GAAP - a Replacement of SFAS 162"). The Financial Accounting Standards Board (FASB) Accounting Standards Codification™ ("Codification") became the single source of authoritative U.S. GAAP. The Codification did not create any new GAAP standards but incorporated existing accounting and reporting standards into a new topical structure with a new referencing system to identify authoritative accounting standards, replacing the prior references to Statement of Financial Accounting Standards (SFAS), Emerging Issues Task Force (EITF), FASB Staff Position (FSP), etc. Authoritative standards included in the Codification are designated by their Accounting Standards Codification (ASC) topical reference, and new standards will be designated as Accounting Standards Updates (ASU), with a year and assigned sequence number. Beginning with this report for the year ended December 31, 2009, references to prior standards have been updated to reflect the new referencing system.

a.	Use of estimates:

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is generated in United States dollars ("dollars"). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with ASC 830, "Foreign Currency Matters" (Formerly: SFAS No. 52, "Foreign Currency Translation"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of Optibase SARL (subsidiary in Luxembourg) whose functional currency has been determined to be CHF (Swiss Francs) have been translated into U.S. dollars. Assets and liabilities of this subsidiary are translated at year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside of the Group, have been eliminated upon consolidation.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

e.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or technological obsolescence. In 2007, 2008 and 2009, the Company and its subsidiaries recorded write-off charges in a total amount of $ 0, $ 79 and $ 171, respectively, related to obsolete inventory and slow-moving items, which are included in the statement of operations under cost of revenues.

Cost is determined as follows:

Raw materials and components - by the "moving average cost" method.

Work in progress and finished goods - cost of manufacturing with the addition of allocable indirect manufacturing costs by the "average cost" method.

f.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 – 33
Office furniture and equipment	6 – 20
Motor vehicles	15
Building	35
Leasehold improvements	The shorter of the useful life or term of the lease

g.	Long-lived assets including intangible assets:

The Company and its subsidiaries long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" (Formerly: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2007, 2008 and 2009, no impairment losses have been identified.

h.	Investments in affiliated companies:

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

Management evaluates investments in affiliates and other companies for evidence of other-than temporary declines in value. When relevant factors indicate a decline in value that is other-than temporary the Company recognizes an impairment loss for the decline in value. As for impairment charges recorded in 2007, 2008 and 2009 see Note 6.

i.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from the followings:

Sale of hardware products ("products") and to a lesser extent from sales of software products - The Video solutions revenues. Fixed income-real-estate.

The Video solutions revenues

The Company and its U.S. subsidiary sell their products worldwide directly and through system integrators, VARs, distributors and OEMs who are considered end-customers.

Revenues from product sales in which the software is incidental to the hardware are recognized in accordance with ASC 605, "Revenue Recognition" and Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" (SAB 104), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exist and collectability is probable. Estimated warranty costs, which are insignificant, are based on the Company and its U.S. subsidiary's past experience and are accrued in the financial statements. The Company and its U.S. subsidiary do not grant a right of return.

Revenues from sale of products that include post customer support are recognized in accordance with ASC 605-25 Multiple Element Arrangements" (formerly: Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables"). Multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, and revenue from such deliverables is recognized under SAB 104.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for product sales in which the software is more-than incidental to the functionality of the hardware in accordance with ASC 985-605 "Revenue Recognition - Software" (Formerly - Statement of Position No. 97-2, "Software Revenue Recognition"). ASC 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. ASC 985-605 also requires that revenue be recognized under the "residual method" when vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for one or more of the delivered elements. Under the residual method, any discount in the arrangement is allocated to the delivered elements.

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

Fixed income-real-estate

Rental income includes minimum rents and expenses recoveries. Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

Substantially all of the lease agreements contain provisions that require reimbursement of the tenant's share of real estate taxes, insurance and common area maintenance costs, or common area maintenance fees ("CAM"). Revenue from tenant reimbursements of taxes, CAM and insurance is recognized in the period that the applicable costs are incurred in accordance with the lease agreements.

j.	Research and development costs:

ASC 985-20 "Costs of Software to Be Sold, Leased, or Marketed" (Formerly known as SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor, and the European Union Research and Development Program.

In the years ended December 31, 2007, 2008 and 2009, all research and development costs were charged to the statements of operations as incurred.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes" (Formerly: SFAS 109, "Accounting for Income Taxes"). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Effective January 1, 2007, the Company adopted the provisions of ASC 740 (Formerly: FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109"). ASC 740 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue.

l.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for research and development are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of research and development costs (see also Note 10b).

m.	Non-royalty-bearing grants:

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

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and long-term lease deposits.

Cash and cash equivalents are invested in U.S. dollar deposits with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company maintains cash and cash equivalents with diverse financial institutions and monitors the amount of credit exposure to each financial institution. The trade receivables of the Company and its subsidiaries are geographically diversified and derived from sales to customers mainly in North America, Europe and the Far East. The Company and its U.S. subsidiary generally do not require collateral; however, in certain circumstances, the Company and its U.S. subsidiary may require letters of credit, advance payments, insurance, and other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its U.S. subsidiary have determined to be doubtful of collection in addition to a general allowance for the remaining accounts. The Company and its subsidiary perform ongoing credit evaluations of their customers.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Basic and diluted net earnings (losses) per share:

Basic net earnings (losses) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (losses) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earning Per Share" (Formerly: SFAS 128, "Earnings Per Share"). All outstanding stock options and unvested shares have been excluded from the calculation of the diluted net earnings (losses) per Ordinary share because the securities are anti-dilutive for all periods presented.

p.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718 "Compensation – Stock Compensation" (formally: SFAS 123(R), ''Share-Based Payment'').

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model.

The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of income.

The Company recognizes compensation expenses net of estimated forfeitures and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. During the years ended December 31, 2007, 2008 and 2009, the fair value was estimated at the date of grant using the following assumptions:

	December 31,
	2007	2008	2009

Dividend yield	0%	0%	0%
Volatility	58%	58%	60%
Risk free interest	4.6%	3% - 4.6%	2.36% - 3.69%
Expected term (years)	4.6	4.6	4.75

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees, multiplied by the number of years of employment as of the balance sheet date. Israeli employees are entitled to severance equal to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Commencing July, 2007, the Company's employees elected to be included under section 14 of the Severance Compensation Act, 1963 ("section 14"). According to section 14, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with section 14 release the Company from any future severance payments (under the above Israeli Severance Pay Law) in respect of those employees. The aforementioned deposits are not recorded as an asset in the Company's balance sheet.

Severance pay expense amounted to $ 446, $ 599 and $ 380 for the years ended December 31, 2007, 2008 and 2009, respectively.

r.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but no more than $ 16.5 per year (and $ 22 for employees of 50 years of age and above), of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company makes a matching contribution up to 25% over a vesting period of 5 years.

s.	Fair value measurements:

The carrying amounts of our financial instruments, including cash and cash equivalents, short-term bank deposits, trade receivables, accounts receivable, trade payables, other accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

As of December 31, 2009 and 2008, the Company had no assets and liabilities measured at fair value under ASC 820 "Fair Value Measurement and Disclosures"

t.	Treasury Shares:

During past years, the Company repurchased certain of its Ordinary shares on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction from shareholders' equity.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The carrying amounts of our financial instruments, including cash and cash equivalents, trade receivables, accounts receivable, trade payables, other accounts payable, and accrued liabilities, approximate fair value because of their generally short-term maturities.

Effective January 1, 2008, the Company adopted ASC 820 (Formerly SFAS 157), "Fair Value Measurements and Disclosures". ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash measured at fair value under ASC 820 on a recurring basis as of December 31, 2009.

v.	Business Combinations:

In December 2007, the FASB issued ACS No. 805 (Formerly SFAS 141(R) ), ‘‘Business Combinations’’. This Statement replaces SFAS No. 141, ‘‘Business Combinations’’, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. In addition, the statement requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.
ACS 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

w.	Impact of recently issued accounting standards:

In October 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13, “Multiple-Deliverable Revenue Arrangements” (ASU 2009-13). This update amends ASC Topic 605-25, “Revenue Recognition—Multiple-Deliverable Revenue Arrangements” to remove the criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables and provides entities with a hierarchy of evidence that must be considered when allocating arrangement consideration. The update also requires entities to allocate arrangement consideration to the separate units of accounting based on the deliverables’ relative selling price. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-13 retrospectively. The adoption of this guidance is not expected to have a material impact on the Company’s financial condition, results of operations and cash flows.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements that Include Software Elements” (ASU 2009-14). This update modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to delivery the product’s functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-14 retrospectively. The adoption of this guidance is not expected to have a material impact on the Company’s financial condition, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (ASU 2010-06). ASU 2010-06 includes new disclosure requirements related to fair value measurements, including transfers in and out of Levels 1 and 2 and additional information about Level 3 activity. The new disclosures are required in interim and annual reporting periods beginning after December 15, 2009, except for the disclosures relating to Level 3 activity, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption did not have a material impact on the Company’s financial condition, results of operations or cash flows.

NOTE 3:-	BUSINESS COMBINATION

On October 29, 2009, the Company through its subsidiary in Luxemburg acquired a commercial building located in Switzerland. The five-storey building includes 12,500 square meters (approximately 134,500 square feet) of rentable space with offices, laboratory and retail uses. The purchase price for the transaction was approximately CHF 23,500 (approximately $ 22,800 as of the purchase date) of which CHF 18,800 (approximately $ 18,100 as of the purchase date) was financed through a long-term loan from a Swiss bank (see details in Note 9). The Company recognized in 2009 approximately $ 201 of acquisition-related costs.

The acquisition has been accounted for using the purchase method of accounting. The purchase price has been allocated to land, building and intangible assets. The aggregate value of other acquired intangible assets, consisting of in-place leases, is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as-if-vacant, determined as set forth above. The value of in-place leases exclusive of the value of above-market and below-market in-place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off. Other than as discussed above, the Company has determined that the real estate properties do not have any other significant identifiable intangibles. Following the acquisition, the Company reports on operating segments as described in Note 14.

The results of operations of the acquired property are included in the Company's financial statements from the date the acquisition has been completed. The intangible assets associated with the property acquisition are included in the consolidated balance sheets.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION (Cont.)

The total purchase price was allocated as follows:

Cash paid	$22,828

Land	2,818
Building	19,354
Intangible assets	656

Total purchase price	$22,828

Unaudited pro forma results:

The following unaudited condensed combined pro forma financial information presents the Company's adjusted results of operations as if the acquisition had occurred as of the beginning of the fiscal years 2008 and 2009, assuming that net income for the periods incorporates the amortization of intangible assets and financing costs from the loan that was used for the acquisition:

	Year ended December 31,	Year ended December 31,
	2008	2009

Technology net revenues (audited)	$19,901	$13,149
Real estate net revenues (unaudited)	1,608	1,530

	$21,509	$14,679

Technology net income (loss) (audited)	$(9,545)	$212
Real estate net income (unaudited)	505	426

	$(9,040)	$638

Technology Basic and diluted net earnings (loss) per share	$(0.63)	$0.01
Real estate Basic and diluted net earnings per share	0.03	0.03

	$(0.60)	$0.04

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2008 and 2009, nor is it necessarily indicative of future results.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Government authorities	$455	$228
Prepaid expenses	85	151
Short-term deposit (1)	-	3,750
Interest receivable	5	131
Others	145	232

	$690	$4,492

(1)
Short-term deposit was paid by the Company to a third-party in connection with potential transaction to acquire interest in an office building in the U.S.A. Subsequent to December 31, 2009, this transaction was terminated and the Company received the deposit from the third party.

NOTE 5:-	INVENTORIES

	December 31,
	2008	2009

Raw materials and components	$1,707	$1,035
Work in progress	324	149
Finished goods	2,342	1,172

	$4,373	$2,356

NOTE 6:-	INVESTMENTS IN COMPANIES

a.
The Company holds on a fully diluted basis approximately 4.34% of Mobixell Network, Inc. equity. The investment is treated on the basis of the cost method. As of December 31, 2008 and 2009, the investment's balance amounts to $ 700.

b.
The Company holds approximately 32% on a fully diluted basis, of V.Box Communication Ltd. ("V. Box"), a privately held Company. The Company recorded impairment losses in the amount of $ 325 in the year ended December 31, 2007, which are included in the statement of operations under other expenses (income), net. Through December 31, 2007, the Company has impaired the investment and the balance of the investment was $ 0. Optibase did not invest additional amounts in 2008 and 2009.

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVESTMENTS IN COMPANIES (Cont.)

The Company accounted for the investment in accordance with the provision of ASC 323 "Investment - Equity Method and Joint Ventures" (formerly: APB 18), and as the Company has the ability to exercise significant influence over Scopus, the equity method of accounting was applied. As such, the purchase price has been allocated to the assets acquired and the liability assumed based on their fair value at the dates of acquisition. The fair values of the identified assets were established based on an independent valuation study performed by a third-party specialist. The excess of the purchase price over the fair value of the net tangible and intangible assets acquired has been recorded as goodwill totaling approximately $ 1,627 in the 2008 acquisition. For the year ended December 31, 2008, the Company recorded its share of Scopus loss as well as amortization of tangible and intangible assets acquired, amounting to $ 1,930.

The following summarizes information of Scopus:

	December 31,
	2008	2009

Current assets	$62,275	$-
Non current assets	$4,620	$-
Current liabilities	$(20,117)	$-
Non current liabilities	$(1,921)	$-

	Year ended December 31,
	2008	2009

Revenues	$75,654	$-
Gross profit	$37,113	$-
Net Income	$346	$-

On December 23, 2008, the Company entered into an Agreement with Harmonic Inc. ("Harmonic") and Scopus, pursuant to which Scopus will become a wholly owned subsidiary of Harmonic. In connection with the Agreement, the Company and Harmonic entered into a voting agreement pursuant to which the Company has undertaken to vote in favor of the transactions. The Company has agreed also to grant Harmonic a proxy and appointed certain Harmonic officers as its proxy to vote in favor of the transactions.

As of December 31, 2008, the proposed acquisition was subject to customary conditions, regulatory approvals and the approval of Scopus' shareholders. In connection with the acquisition, Optibase entered into a voting agreement with Harmonic pursuant to which Optibase has undertaken to vote in favor of the acquisition at Scopus' shareholder meeting. The closing took place in March 2009.

On March 12, 2009 following the closing of the merger agreement between Scopus and Harmonic, the Company had disposed of its entire holding in Scopus for a total consideration of approximately $ 28,700 and recorded other income, which include equity in losses of $ 4,773. The Company does not expect any tax payments as a result of the sale.

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY, EQUIPMENT AND OTHER ASSETS, NET

	December 31,
	2008	2009
Cost:
Computers and peripheral equipment	$11,783	$11,985
Office furniture and equipment	357	363
Motor vehicles	5	-
Leasehold improvements	852	796

	12,997	13,144
Accumulated depreciation	11,769	12,508

Depreciated cost *)	$1,228	$636

Cost (See Note 3 for more details):
Land	$-	$2,818
Real estate property	-	19,354

	-	22,172

Accumulated depreciation	-	92

Depreciated cost	$-	$22,080

Acquired intangible assets, net **	$-	$634

*)	Depreciation expenses amounted to $ 1,244, $ 1,090 and $ 933 for the years ended December 31, 2007, 2008 and 2009, respectively.

**)	Amortization expenses amounted to $ 22 for the year ended December 31, 2009. See further details with regards to the other assets in Note 3.

Estimated amortization expenses for each of the five succeeding fiscal years are as follows:

Year	Estimated amortization expenses

2010	$130
2011	130
2012	130
2013	130
2014	104

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2009

Employees and payroll accruals	$1,998	$1,119
Royalties (see Note 10b)	1,906	2,046
Accrued expenses	2,204	2,035
Government authorities	812	1,115

	$6,920	$6,315

NOTE 9:-	SHORT-TERM BANK CREDIT LINE AND LONG TERM LOAN

As of December 31, 2008 and 2009, the Company and its subsidiaries had authorized lines of credit in the amount of $ 921 and $ 395, respectively, out of which $ 921 and $ 395, respectively, are linked to the NIS and bear an annual bank interest rate of Prime plus 1%-1.25%.

The Company and its subsidiaries did not utilize its line of credit as of December 31, 2008 and 2009.

On October 29, 2009, the Company’s subsidiary in Luxemburg was granted a mortgage loan ("the loan") from a financial institution in Switzerland, in the amount of CHF 18,800 for the purpose of purchasing its real estate property located in Switzerland ("the property"). The loan bears an adjustable interest rate based on current money and capital markets in Switzerland plus the bank’s customary margins. The financial institution may increase margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company’s subsidiary which are deposited with the bank against the loan received.

Maturities of long term loan by years are as follows:

Year ended December 31,

2011	$365
2012	365
2013	365
2014	365
2015	365
2016 and thereafter	16,072

$17,897

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries facilities and motor vehicles are leased under several operating lease agreements for periods ending in 2011.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2010	$841
2011	575

$1,416

As of December 31, 2009, the Company and its subsidiaries provided long-term deposits amounting to $ 233 as collateral, in accordance with the lease agreements.

Rent expenses amounted to $ 693, $ 759 and $ 725 for the years ended December 31, 2007, 2008 and 2009, respectively. Motor vehicle leasing expenses for the years ended December 31, 2007, 2008 and 2009, were $ 549, $ 482 and $ 334, respectively.

b.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist ("OCS"), amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

Through December 31, 2009, the Company has paid or accrued royalties to the OCS in the amount of $ 4,248, which was recorded under cost of revenues. As of December 31, 2009, the Company had an outstanding contingent obligation to pay royalties in the amount of approximately $ 4,162 plus interest.

c.	Guarantees:

As of December 31, 2009, the Company has obtained bank guarantees in favor of a lessor and the Israeli Chambers of Commerce totaling $ 143.

d.	Assets pledged as collateral:

As collateral for the Company's lines of credit, a fixed charge has been placed on the Company's property and equipment, shareholders' equity and a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all the other assets of the Company.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Legal claim and contingent liabilities:

In September 2005, the Company was served with a lawsuit filed by Vsoft Ltd., or Vsoft, a company that is undergoing liquidation proceedings and which claimed that during 2002 the Company negotiated with Vsoft in bad faith regarding a potential purchase of its share capital, which led to Vsoft's entering into bankruptcy proceedings. Vsoft demanded damages in the amount of $2,129 as well as the payment of reimbursement of expenses, legal fees and applicable VAT. On January 1, 2006, the Company filed a motion to dismiss the lawsuit based on our claim that Vsoft's receiver did not approve the lawsuit as determined by the liquidation court. The Company's motion to dismiss was denied. The Company believes, based on the facts known to the Company and based on the advice of the Company's external legal advisors as of this annual report, that though the claim for damages is without merit, the court may rule otherwise, and as such the Company have provided an amount which it believes would cover the risk associated with that lawsuit.

There are several legal proceedings initiated against the Company in the ordinary course of business. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters, if any, will have a material adverse impact on the Company's financial condition, results of operations or cash flows.

NOTE 11:-	OTHER INCOME (EXPENSES), NET

	Year ended December 31,
	2007	2008	2009

Impairment losses of V.Box	$(325)	$-	$-

Sale of Intangible Assets	-	218	-

Other expenses	(2)	-	-

	$(327)	$218	$-

NOTE 12:-	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the Company's results for tax purposes were measured based on the changes in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740 "Income taxes" (formerly: SFAS No. 109), the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

b.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015, 18% in 2016 and thereafter.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

The Company's production facilities have been granted the status of an "Approved Enterprise" under the law, for five separate investment programs.

According to the provisions of the law, the Company has elected the "Alternative Package of Benefits" - waiver of grants in return for tax benefits.

According to the provisions of the law, income derived from the "Approved Enterprise" programs, under the " Alternative Package of Benefits", will be tax-exempt for a period of two years, commencing with the year in which the Company first earns taxable income and subject to corporate taxes at the reduced tax rate of 10%-25%, for an additional period of five to eight years (depending on the percentage of foreign investor ownership in the Company).

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

The tax benefits available to an approved enterprise are contingent upon the Company's fulfillment of the conditions stipulated in the Law, regulations published hereunder and the criteria set forth in the specific certificates of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2009 management believes that the Company is meeting all of the aforementioned conditions.

On April 1, 2005, an amendment to the Law came into effect ("the Amendment") and has significantly changed certain provisions of the Law. The Amendment sets forth the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise", such as provisions generally requiring that at least 25% of the "Beneficiary Enterprise" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies, that elect tax benefits under the "Alternative package of benefits", no longer require Investment Center approval in order to qualify for tax. The company has elected one Beneficiary Enterprise status pursuant to the Amendment benefits.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company's existing "Approved Enterprise" will generally not be subject to the provisions of the Amendment.

Should the Company derive income from sources other than the "Approved Enterprise" during the relevant period of benefits; such income will be taxable at the regular Israeli corporate tax rate.

Since the company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. As of December 31, 2009, the Company did not generate any income under the provisions of the Law and the Amendment.

d.	Tax assessments:

The Company has final tax assessments through the tax year 2005.

On December 27, 2007 and on May 28, 2008, the Company received from the Israeli Tax Authorities a Tax Assessment (the "Assessment") for the years 2002-2003 and 2004-2005 respectively. On January 13, 2009 the Company signed a settlement agreement with the ITA, according to which, an amount of $ 73 was paid by the Company for the final tax assessments for the years 2002-2005.

e.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently believes that it qualifies as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses over three years, as a deduction for tax purposes.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2008	2009

Operating loss carry forward	$19,870	$17,969
Reserves and allowances	8,912	7,205

Net deferred tax asset before valuation allowance	28,782	25,174
Valuation allowance	(28,637)	(25,029)

Net deferred tax asset	$145	$145

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that, since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. During 2009, the valuation allowance was decreased by approximately $ 3,608 primarily due to reduction in tax rate in Israel as described in paragraph b above.

g.	Net operating losses carryforward:

Through December 31, 2009, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $ 53,297 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2009, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $ 21,861 that can be carried forward and offset against taxable income for 20 years, no later than 2009 to 2029. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2007	2008	2009

Loss before taxes as reported	$(4,301)	$(7,635)	$(4,713)

Theoretical tax benefit computed at the statutory rate (29%, 27% and 26% for the years 2007, 2008 and 2009, respectively)	$(1,247)	$(2,061)	$(1,225)
Tax adjustments in respect of currency translation	(71)	203	17
Income and other items for which a valuation allowance was provided	895	1,623	1,270
Current adjustment of ASC 740-10	73	(73)	-
Settlement of prior years tax assessments	-	73	-
Other non-deductible expenses	423	235	(62)

Income tax expense	$73	$-	$-

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

i.	Loss before taxes on income consists of the following:

	Year ended December 31,
	2007	2008	2009

Domestic	$(4,135)	$(8,655)	$(4,745)
Foreign	(166)	1,020	32

	$(4,301)	$(7,635)	$(4,713)

j.
On January 1, 2007, the Company adopted the provisions of ASC Topic 740-10, "Income Taxes", previously referred to as FIN 48.. Prior to 2007, the Company used the provisions of ASC 450 "Contingencies" (previously: FAS 5, "Accounting for Contingencies") to determine tax contingencies. As of January 1, 2007 there was no effect on the Company's shareholders equity upon the Company's adoption of ASC Topic 740-10.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2009

Balance at the beginning of the year	$218	$145
Reduction related to settlements of tax matters	(73)	-
Additions related to tax positions taken during the year	-	-

Balance at the end of the year	$145	$145

The Company conducts business globally and, as a result, the Company or its subsidiaries files income tax returns in the U.S. federal jurisdiction and various states, as well as Switzerland and Luxembourg. In the normal course of business, the Company is subject to examination by taxing authorities such as Israel, Switzerland, Luxembourg and the United States. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2003 and is no longer subject to Israeli examinations for years before 2005.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.
On June 25, 2008, following the receipt of the approval of the Company's shareholders on June 18, 2008, the Company had completed a private issuance of 2,816,901 ordinary shares of the Company to, the Company's President, Chief Executive Officer and then Executive Chairman of the Board of Directors, in consideration for $5,000.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Stock options:

Since 1990, the Company has granted options to employees and directors to purchase Ordinary shares.

In 1999, the Company adopted an Israeli Option Plan ("1999 Israeli option plan"), a U.S. Option Plan ("1999 U.S. option plan") (collectively "the 1999 plans"). Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. Also, the options generally become exercisable monthly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than seven years from the date of the grant.

In April 2001, the Board of Directors of the Company approved the adoption of the 2001 Non-Statutory Share Option Plan. Under the terms of this plan, options may be granted to available personnel, employees, directors and consultants. The options to be granted under the plan are limited to non-statutory options. The plan has terms similar to those contained under the 1999 U.S. Option Plan.

On May 1, 2003, the Board of Directors of the Company approved three years extension to the options granted under the 1994 share option agreement. At the same date, the Company adopted the "Share Option Agreement 2003" in accordance with the amended Section 102 of Israel's Income Tax Ordinance.

The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The total number of options available for future grants as of December 31, 2009 was 2,303,302.

A summary of the Company's stock option activity, and related information, is as follows:

	Year ended December 31
	2007		2008		2009
		Weighted		Weighted		Weighted
		Average		average		Average
	Amount	Exercise price	Amount	exercise price	Amount	Exercise price

Outstanding at the beginning of the year	2,209,922	$5.66	1,955,126	$4.19	1,506,687	$4.05
Granted	210,000	$3.72	32,500	$1.95	200,000	$1.26
Exercised	(86,892)	$2.55	-	$-	-	$-
Forfeited	(377,904)	$13	480,939	$4.39	(588,214)	$3.23

Outstanding at the end of the year	1,955,126	$4.19	1,506,687	$4.05	1,118,473	$3.99

Exercisable options at the end of the year	1,725,942	$4.08	1,432,447	$4.08	907,895	$4.60

Options vested and expected to vest at end of year			1,490,907	$3.94	1,420,878	$2.89

Weighted average fair value of options granted during the year		$1.94		$0.98		$1.308

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of the Company's stock. As of December 31, 2009, the total intrinsic value of outstanding options was $ 14.

As of December 31, 2009, there was $ 170 of total unrecognized compensation cost related to options compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a period of up to 3 years.

c.	Nonvested shares:

In May 2006, the Board of Directors approved the adoption of the 2006 Israeli Incentive Compensation Plan (the "2006 Plan"). The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. The Company currently uses the 2006 Plan for the grant of restricted shares only. The restricted shares are granted at no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. As of December 31, 2009 the pool consists of 300,000 Shares, where an aggregate of 116,450 ordinary shares has been reserved for issuance under the 2006 Plan.

A summary of the status of the entity's nonvested shares as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2008	76,650	$3.48

Granted	20,000	$2.01
Vested	(61,900)	$3.44
Forfeited	(9,000)	$3.38

Non-vested at December 31, 2008	25,750	$2.46

Granted	20,000	$1.05
Vested	(14,750)	$2.63
Forfeited	(1,000)	$4.03

Non-vested at December 31, 2009	30,000	$1.39

As of December 31, 2009, there was $ 8 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a period of up to 2 years.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

d.	The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2008 and 2009, was comprised as follows:

	Year ended December 31,
	2008	2009

Cost of goods sold	$80	$16
Research and development	60	18
Selling and marketing	272	108
General and administrative	246	79

Total equity-based compensation expense before taxes	$658	$221

NOTE 14: -	SEGMENT REPORTING

a.
The Company's segment information has been prepared in accordance with ASC Topic 280, “Segment Reporting”. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company's chief operating decision-maker in deciding how to allocate resources and assess performance. The Company's chief operating decision-maker is the chief executive officer, who evaluates our performance and allocates resources based on segment revenues and operating profit.

Commencing October 2009, following the acquisition of the real estate property as described in Note 3, the Company's operating segments are Video solution and Fixed income real estate (See Note 1 for more details).

Segment operating profit is defined as income from operations, excluding unallocated headquarters costs. Expenses included in segment operating profit consist principally of direct selling, general, administrative and delivery costs.

	Year ended December 31, 2009
	Video Solutions	Fixed Income Real Estate	Total

Revenues from external customers	$13,149	$272	$13,421
Operating (loss)	$(5,216)	$(114)	$(5,330)
Financial expenses, net			617
Equity in losses and gain from sale of investment in affiliated company	$4,773		$4,773
Income before taxes on income			$60
Depreciation and amortization	$933	$114	$1,047
Segment assets	$40,226	$23,224	$63,350

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: -	SEGMENT REPORTING (Cont.)

Summary information about geographic areas:

The following presents total revenues for the years ended December 31, 2007, 2008 and 2009 and long-lived assets as of December 31, 2008 and 2009.

	Year ended December 31,
	2007	2008		2009
	Total	Total	Long- lived	Total	Long- Lived
	revenues*)	revenues*)	assets	revenues*)	Assets

Israel	$1,186	$444	$1,433	$474	$848
North America	10,813	10,756	104	7,399	21
Europe	7,228	4,246	-	1,883
Far East (excluding Japan)	3,309	3,848	-	3,153	-
Japan	167	275	-	119	-
Fixed income from real estate in Europe	-	-	-	272	22,714
Other	274	332	-	121	-

	$22,977	$19,901	$1,537	$13,421	$23,583

*)         Revenues are attributed to countries based on end-customer location.

b.	Total revenues from external customers per product line are divided as follows:

	Year ended December 31,
	2007	2008	2009

Video technologies	$8,923	$6,420	$3,672
IPTV	14,054	13,481	9,477
Fixed Income Real Estate	-	-	272

	$22,977	$19,901	$13,421

NOTE 15:-	RELATED PARTY TRANSACTIONS-

The Company has signed sublease and distribution agreements with V. Box through December 31, 2005. From January 2006 through December 2008, the sublease agreement with V. Box was renewed on a month by month basis. The sublease agreement was not renewed starting January 2009.

The balances with and the revenues derived from related party were as follows:

		December 31,
		2008	2009
a.	Balances with related party:

	Trade receivables:
	V. Box	$65	$64

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	RELATED PARTY TRANSACTIONS (Cont.)

		Year ended December 31,
		2007	2008	2009
b.	Revenues from related party:

	V. Box	$9	$11	$8
	Scopus	$-	$23	$-

c.	Sublease and IT services payment received from related party:

	V. Box	$92	$125	$22

d.	Purchases from related party:

	Scopus	$99	$102	$-
	V. Box	$213	$107	$31

e.	General and administrative from related party:

	Scopus	$-	$300	$-

NOTE 16:-	SELECTED STATEMENT OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,
	2007	2008	2009

Total research and development costs	$7,143	$7,498	$5,020
Less - grants and participation	(1,781)	(1,123)	(1,295)

	$5,362	$6,375	$3,725

b.	Allowance for doubtful accounts:

Balance at beginning of year	$313	$367	$355
Increase during the year	56	159	172
Write-off of bad debts	(2)	(171)	(113)

Balance at the end of year	$367	$355	$414

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENT OF OPERATIONS DATA (Cont.)

c.	Financial income (expenses):

	Year ended December 31,
	2007	2008	2009

Financial income:
Interest	$804	$214	$423
Foreign currency translation adjustments	-	-	257
Realized gains on sale of available-for-sale marketable securities	733	349	-

	1,537	563	680
Financial expenses:
Interest	(359)	(79)	(63)
Foreign currency translation adjustments	(104)	(139)	-
Realized losses on sale of available-for-sale marketable securities	(523)	(75)	-
Impairment of marketable securities	(582)	-	-

	(1,568)	(293)	(63)

	$(31)	$270	$617

NOTE 17:-	SUBSEQUENT EVENTS (UNAUDITED)

a.
On March 1, 2010, the Company’s subsidiary in Luxembourg entered into an Option Agreement with a Cypriot company, Chessell Holdings Limited, with respect to the commercial building acquired by the Company in October 2009, in Rümlang, Switzerland. Through its beneficial owner, Chessell Holdings, introduced Optibase to the Rumlang property and facilitated Optibase’s acquisition and financing of the property. Under the Option Agreement, the Company granted Chessell Holdings an option to purchase twenty percent (20%) of the share capital of the Company. Chessell Holdings undertook to pay a purchase price for the option of CHF 315. The exercise price under the Option Agreement is calculated based on Optibase’s acquisition costs for the Rumlang Property plus interest and an adjustment for proceeds that are distributed to the Company’s shareholders. The shares that would be issued to Chessell Holdings upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase.

b.
On January 2010, Mobixell networks had acquired a company and paid part of the acquisition costs with newly issued shares. As a result, the Company’s holding in Mobixell on a fully diluted basis had decreased from 4.34% to 3.71%.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SUBSEQUENT EVENTS (UNAUDITED) (Cont.)

c.
On March 16, 2010, the Company signed an Assets Purchase Agreement (APA) with a wholly owned subsidiary of VITEC Multimedia ("Vitec") pursuant to which Optibase Ltd. and its subsidiary Optibase Inc. (collectively, "Optibase") will sell their entire video business to Vitec (the "Business" and the "Transaction", respectively). Under the terms of the transaction, which was approved by the Board of Directors of both companies, in consideration for the sale of the Business, Vitec will pay the Company an aggregate amount of $ 8,000 in cash of which $ 1,000 will be deposited in escrow for a 2-year period as a security, inter alia, for breach or material inaccuracy relating to Optibase's representations and warranties. In addition, Optibase and Vitec agreed on an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the Business exceeding $ 14,000 in the year following the closing of the Transaction will be paid to Optibase. Consummation of the Transaction is subject to the fulfillment of certain conditions precedent standard for transactions of this nature. Closing of the Transaction is expected to occur on June 30, 2010, after the release of this annual report. Upon signing of the Transaction, Vitec deposited US $500 in escrow to be paid to Optibase if closing does not take place within a specific period of time from signing, subject to certain limited circumstances, principally relating to non fulfillment of certain closing conditions by Optibase, in which case, such funds will be returned to Vitec. After closing of the transaction, the company will reclassify its entire revenues and expenses for the years 2008 and 2009 as discontinues operation.

d.
On February 2, 2010, Mazal 485 LLC, a company whose beneficial interest is jointly owned by the Company and by Gilmore USA LLC ("Mazal"), filed a lawsuit against SL Green Realty Corp. and several of its subsidiaries ("SL Green") regarding the Purchase Agreement for interests in 485 Lexington Avenue. On January 7, 2010, the Company received a notice from the seller of 485 Lexington Avenue stating that the Purchase Agreement is terminated. The lawsuit alleges that SL Green breached material terms of the Purchase Agreement and breached its covenant of good faith and fair dealing toward Mazal 485 LLC. The lawsuit seeks specific performance to enforce SL Green's obligations under the Purchase Agreement and an abatement of the purchase price to compensate Mazal 485 LLC for damages incurred as a result of SL Green’s breaches. On March 16, 2010, SL Green filed a motion for an order dismissing Mazal's claims, which was heard on June 2, 2010. On June 23, 2010, SL Green's motion to dismiss Mazal's request for performance of the sale-purchase agreement, was granted. The court directed SL Green to answer to Mazal's remaining damage claims, while a conference was set for September 8, 2010. The case now proceeds with discovery on Mazal's remaining claims, seeking damages for failure to perform, which are limited by the Purchase Agreement to  Mazal's reasonable out-of-pocket costs and expenses (including reasonable attorney's fees) incurred in connection with the agreement. There is no assurance that the abovementioned legal proceedings will succeed and that the Company will be granted the sought performance of the transaction and/or damages.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

Date: June 30, 2010	OPTIBASE LTD.

	By:	/s/ Shlomo (Tom) Wyler
Name: Shlomo (Tom) Wyler
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum of Association of Optibase Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 6-K dated February 15, 2002).
1.2	Amended and Restated Articles of Association of Optibase Ltd. (incorporated by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4.1
Agreement between Optibase Ltd. and Mr. Shlomo (Tom) Wyler dated May 6, 2008 (incorporated by reference to Exhibit 99.4 to Schedule 13D/A, filed with the Commission by Shlomo (Tom) Wyler on June 25, 2008).

4.2
Agreement between Optibase Ltd. and Harmonic Inc. dated December 22, 2008 (incorporated by reference to Exhibit 99.13 to Schedule 13D/A, filed with the Commission by Shlomo (Tom) Wyler on December 23, 2008).

4.3*	Agreement between Mazal 485 LLC and Green 485 Holdings LLC, a subsidiary of SL Green Realty Corp. dated August 7, 2009.
4.4*	Agreement between Optibase RE 1 SARL and Zublin Immobilien AG dated October 29, 2009.
4.5*	Agreement between Optibase RE 1 SARL and Basler Kantonalbank dated October 28, 2009.
4.6*	Agreement between Optibase RE 1 SARL and Chessell Holdings Limited dated March 1, 2010.
4.7*	Agreement between Optibase Inc. and Optibase Technologies Ltd., a wholly owned subsidiary of S.A. Vitec dated March 16, 2010.
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

4.15	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c).9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.16	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on From S-8 (File no. 333-137644)).
8.1*	List of the subsidiaries of the Company.

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.
15.2*	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member Firm of Deloitte Touche Tohmatsu.

* Filed herewith