Form 20-F
period 2010-12-31
OPTIBASE LTD
filed 2011-04-18
CIK 1077618

As filed with the Securities and Exchange Commission on April 18, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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
+972-73-7073700
(Address of principal executive offices)

Mr. Amir Philips, Chief Financial Officer
Telephone Number: 972-73-7073703, Fax Number: 972-73-7073701, Email: amirp@optibase-holdings.com
2 Gav Yam Center
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,914,281 Ordinary Shares, par value NIS 0.13 per share, including 357,473 Ordinary Shares held by the Registrant and 34,000 Ordinary Shares held by a trustee for the benefit of the Registrant’s employees under the Registrant's incentive plan, both awarding their holders no voting or equity rights.

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

In connection with the Vitec Transaction, as defined below, we assigned all of our registered and non-registered trademarks to Optibase Technologies Ltd. and Stradis Inc. provided that it was specifically agreed that we and our affiliates may continue to use the term “Optibase” and any derivative or variant thereof in connection with our real estate, investments and holdings, as well as other businesses not related to the video solutions business.  We currently have no other trademarks.

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

AMENDMENT NO. 16 TO THE COMPANIES LAW

On March 7, 2011 Amendment no. 16 to the Israeli Companies Law, 1999 ("the Companies Law"), or Amendment 16, was enacted by the Israeli Knesset. Amendment 16, which will come into effect on May 14, 2011 (excluding certain provisions which will come into effect on September 14, 2011), places a special emphasis on the autonomy of the board of directors and the external directors and on the composition and responsibilities of the audit committee.

The description of the provisions of the Companies Law and the arrangements thereunder, throughout this annual report on Form 20-F, assumes that Amendment 16 has already come into effect.

- iv -

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Introduction

Since our incorporation, we engaged, directly and indirectly, in Digital Video and Streaming Based Products and Services or the Video Technologies Business (collectively, "Video Solutions Business"), including development, marketing and sale of high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets.

During 2009, we resolved, to expand and diversify our field of operations and enter into the fixed-income real estate sector. For further details, see Item 4.A 'History and Development of The Company'.

On March 16, 2010, we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec, Optibase Technologies Ltd. and Stradis Inc., collectively "Vitec"), according to which Optibase Technologies Ltd. will purchase all of the assets and liabilities related to our Video Solutions Business (the "APA" and the "Vitec Transaction"). Closing of the transaction occurred on July 1, 2010. For Further details see Item 10.C "Material Contracts".

Currently, the Company, directly and indirectly, engages mainly in investments in real estate.

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, and consolidated balance sheet data as of December 31, 2009 and 2010 from the audited consolidated financial statements appearing elsewhere in this annual report. These financial statements have been prepared in accordance with U.S generally accepted accounting principles ("U.S. GAAP"). We derived the consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from audited consolidated financial statements that are not included in this annual report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with "Item 5 Operating and Financial Review and Prospects" below and the financial statements, including the notes thereto, included elsewhere in this annual report.

The results of operations for the Video solution business for the years ended December 31, 2006, 2007, 2008 and 2009, were reported separately and retroactively as discontinued operations.

Consolidated Statement of Operations Data:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands, except per share data)

Fixed income real estate	-	-	-	$272	$1,650

Costs and expenses:
Cost of real estate operation	-	-	-	11	59
Real estate depreciation and amortization	-	-	-	115	695
General and Administrative	1,036	1,257	1,347	1,175	1,502
Total costs and expenses	1,036	1,257	1,347	1,301	2,256
Operating loss	(1,036)	(1,257)	(1,347)	(1,029)	(606)

Other loss	-	-	-	-	(600)
Financial income (loss), net	1,405	(31)	270	617	304
Net (loss) income before tax on income	369	(1,288)	(1,077)	(412)	(902)
Tax on income	-	-	-	-	(43)

Net income (loss) from continuing operations	369	(1,288)	(1,077)	(412)	(945)

Net income (loss) from discontinued operations	(3,489)	(5,885)	(8,468)	472	5,399
Net income (loss)	$(3,120)	$(7,173)	(9,545)	60	4,454

Net earnings (loss) per share :
Basic and Diluted net earnings (loss) per share from continuing operations	$0.03	$(0.09)	$(0.07)	$(0.02)	$(0.06)
Basic and diluted net earnings (loss) per share from discontinued operations	$(0.26)	$(0.43)	$(0.56)	$0.03	$0.33

Basic and diluted net earnings (loss) per share	$(0.23)	$(0.53)	$(0.63)	$0.00	$0.27

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands):
Basic and Diluted	13,431	13,602	15,159	16,534	16,555

Consolidated Balance Sheet Data:

	December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands)

Cash, cash equivalents and short term investment in marketable securities net	$44,331	$19,021	$11,386	$28,651	$30,260
Working capital	41,487	38,366	34,200	29,621	26,415
Long term investment in marketable securities	2,207	-	-	-	-
Total assets	60,974	51,932	47,306	63,350	64,726
Long term loans and capital lease obligations, including current maturities	-	-	-	18,262	19,589
Capital Stock	119,720	120,706	126,142	126,299	126,378
Total shareholders’ equity	$44,494	$39,164	$35,011	$35,238	$40,392

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

Since the quarter ended June 30, 2004 and except for several non-continuous quarters during 2009 and 2010, we operated at a loss. As of December 31, 2010, we have accumulated losses of $85.4 million. Given current market conditions, the recent economic downturn, the uncertainty regarding sale prices and the demand for our real estate properties and other expenses, we may continue to operate at a loss and may not be able to reach profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. In order to maintain profitability, we will need, among other matters, to expand and engage in new profitable real-estate ventures. We cannot assure you that we will be able to increase our revenues and achieve profitability.

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

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual results. Factors that may contribute to the fluctuations in our quarterly results of operations include:

❖	The purchase or failure to purchase real-estate assets;

❖	Changes in rent prices for our properties;

❖	Changes in presence of tenants and tenants' insolvency

❖	Changes in the availability, cost and terms of financing;

❖	The ongoing need for capital improvements;

❖	Changes in foreign exchange rates;

❖	Changes in interest rates;

❖	General economic conditions, particularly in those countries or regions where we sell our products; and

Historically, our results of operations derived mainly from our Video Solutions Business which was sold pursuant to the Vitec Transaction. More recently and to date, our results of operations are derived mainly from our Real Estate Business. Accordingly, investors should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, the market price of our ordinary shares may drop.

Our officers, directors and affiliated entities own a large percentage of our ordinary shares and could significantly influence the outcome of actions.

Our executive officers, directors and the entities affiliated with them, beneficially own, in the aggregate, as of April 11, 2011, approximately 45.33% of our outstanding ordinary shares, of which Shlomo (Tom) Wyler, our President and Chief Executive Officer holds approximately 44.31% (calculated taking into consideration shares underlying options that are currently exercisable or exercisable within 60 days of April 11, 2011 which are deemed to be outstanding), see "Item 7.A. Major Shareholders" below. For details of an additional private placement to Mr. Wyler currently proposed to be approved by our shareholders, see "Item 7.B Related Party Agreements". These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We may not be able to raise additional financing for our future capital needs on favorable terms, or at all, which could limit our growth and increase our costs and could adversely affect the price of our ordinary shares.

We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent approximately $37 million in cash as a component of the consideration paid to acquire Viewgraphics Inc. and certain other assets, see also "Item 4.A. History and Development of the Company" below. In June 2008, we also issued 2,816,901 ordinary shares in a private placement to Mr. Wyler, our Chief Executive Officer and President and then Executive Chairman of our board of directors in consideration for $5 million. For details of an additional private placement to Mr. Wyler currently proposed to be approved by our shareholders, see "Item 7.B Related Party Agreements".

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

 During 2010, our available cash was invested in interest bearing bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

The trading price of our ordinary shares has been volatile, and may continue to fluctuate due to factors beyond our control.

The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

❖	The entering into new businesses;

❖	Quarterly variations in our results of operations or in our competitors’ results of operations;

❖	Changes in earnings estimates or recommendations by securities analysts;

❖	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

❖	Seizure of a substantial business opportunity by our competitors or us;

❖	Availability of funding resources for the acquisition of new real estate assets;

❖	Changes in foreign exchange rates; and

❖	Changes in interest rates.

We expect this volatility to continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2010 through April 2011, the closing price of our ordinary shares fluctuated reaching a high of $1.75 and decreasing to a low of $1.2. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Holders of our ordinary shares who are United States residents face income tax risks.

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we became a PFIC during the taxable year ended December 31, 2010, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read "Item 10.E. Taxation" under the heading "United States Federal Income Tax Consequences" below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We may continue to seek to expand our business through acquisitions that could result in a diversion of resources and our incurring additional expenses, which could disrupt our business and harm our financial condition.

As we have done in the past, we may in the future continue to pursue acquisitions of businesses, or the establishment of joint ventures, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, could cause diversion of management’s time as well as our resources. Future acquisitions could result in:

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our annual report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2010, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to our Real Estate Business

General

On May 11, 2009, our board of directors resolved to expand and diverse our operations and enter into the fixed-income real estate sector. At a special shareholders meeting held on June 25, 2009, our shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation of the part of the Company to do so. Since then, we have entered into four transactions, the first - the acquisition of a stake in an office building located at 485 Lexington Avenue in Manhattan, New York for which was terminated, the second – the acquisition of a commercial building located in Rümlang, Switzerland, the third – the acquisition of apartments in a residential property located in Miami, Florida and the fourth – the acquisition of a stake in a Swiss company holding a commercial property in Geneva, Switzerland. For additional information on such transactions, see Item 4.B. "Real Estate Business", Item 8. "Financial Information - Legal Proceedings" and Item 10.C "Material Contracts".

The real estate sector presents risks which are, in their essence, materially different from our previous Video Technologies Business. Real estate investments are subject to varying degrees of risk and are relatively illiquid. Numerous factors may adversely affect the economic performance and value of our properties and the ability to realize that value. These factors include changes in the global, national, regional and local economic climates, local conditions such as an oversupply of properties or a reduction in demand for our properties, the attractiveness of our properties to tenants, competition from other properties and changes in market rental rates. Our performance also depends on our ability to collect rent from tenants and to pay for adequate maintenance, insurance and other operating costs, including real estate taxes, all of which could increase over time. Sources of labor and materials required for maintenance, repair, capital expenditure or development may be more expensive than anticipated. Also, the expenses of owning and operating a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property.

In addition, our real-estate operations may involve the following risks:

•	We may experience difficulties in finding suitable real-estate properties for investment, either at all or at viable prices;

•
We may be unable to proceed with the acquisition of properties because we cannot obtain financing on favourable terms. We may require substantial up-front expenditures for property acquisition. Accordingly, we may require substantial amounts of cash and financing from banks and other capital resources (such as institutional investors and/or the public) for our real estate operations. We cannot be certain that such external financing would be available on favourable terms or on a timely basis or at all;

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

The occurrence of one or more of these factors could affect our real-estate business, financial condition and results of operations.

With respect to our commercial properties in Rümlang and Geneva, Switzerland, we are dependent on the continued tenant demand for our properties. If there is a decrease in tenant demand and an increase in vacancy of our commercial properties, it would adversely affect our financial condition and results of operations.

We own, through our subsidiaries, an office building in Rümlang, Switzerland and fifty one percent in a an office building complex in Geneva, Switzerland, which are currently leased to third parties. The office building in Rümlang includes approximately 12,500 square meters of leasable space (approximately 135,000 square feet), is currently leased to 7 tenants, and is currently 97.5% occupied. Three of the Rümlang tenants occupy approximately 9,700 square meters or 78% of the total leasable space and represent approximately 80% of the total rental income while the sole largest tenant occupies over 4,000 square meters representing approximately 34% of the rentable space and approximately 37% of the rental income. Expiration dates of the 3 tenants range from October 2011 and through June 2015, with notice periods ranging from three to six months and one lease with no break options at all. The Geneva property has approximately 35,000 square meters of leasable space, is currently leased to 47 tenants and is currently 96% occupied. Six of the Geneva tenants occupy approximately 23,700 square meters or 68% of the total leasable space and represent approximately 75% of the total rental income while the sole largest tenant occupies over 8,000 square meters representing approximately 24% of the rentable space and approximately 28% of the rental income. Expiration dates of the 6 tenants range from October 2011 and through March 2020, with notice periods ranging from one to twelve months and some leases with no break options at all. If such lease agreements are terminated, there is no assurance that we will be able to attract new lessees in favorable terms or at all.

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

We are currently, with respect to our real-estate properties in Rümlang and Geneva, Switzerland, and we may, in the future, own interests in real-estate assets or real-estate holding companies in partnership with other entities. Our investments in these joint ventures may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent or may not fulfill its financial obligations under our joint venture agreements, which may cause us to provide financing in excess of our ownership share or which may cause us to be unable to fulfill our financial obligations, possibly triggering a default under our bank financing agreements or, in the event of a liquidation, preventing us from managing or administering our business or entail a compulsory sale of the asset at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our assets that are jointly owned.

We rely on two large properties for a significant portion of our revenue.

As of April 11, 2011, two of our properties, Riedmattstrasse 9 in Rümlang, Switzerland and CTN in Geneva, Switzerland, accounted for all of our portfolio annualized rent, including our share of joint venture annualized rent. Our revenue would be materially adversely affected if any of these properties were materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if tenants at these properties fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy.

With respect to our residential property in Miami, Florida, the success of our investment will depend on market conditions.

On December 30, 2010, our wholly-owned subsidiary, had acquired 21 luxury condominium units in the Marquis Residences in Miami, Florida. To date, the units have not yet been completed and are unoccupied. For further information see Item 4.B. "Business Overview –Real Estate Business".

We intend to hold the units for investment purposes and will consider renting or selling the units in accordance with our business considerations and market conditions. Depending on our decision, we may be unable to sell or lease up these condominium properties on schedule or on favorable terms, which may result in a decrease in expected rental revenues and/or lower yields, if any. We may underestimate the costs necessary to bring the units up to standards established for its intended market position or to complete its development which may increase our costs and thereby adversely affect our results of operations.

The strength of the real estate market may adversely affect the results of our operations.

Future revenues from our real estate business are highly dependent on the overall strength of the real estate market. Our ability to renew tenancy agreements with current tenants as well as seek new tenants in desirable conditions could be impacted by a number of factors, including, but not limited to, the global economic and financial market crisis and its effects on the real estate markets where our properties are located. A decrease in purchaser demand for condominiums of our residential property in Miami, Florida or a decrease in tenant demand for office space at our office properties may materially adversely affect our financial results.

We may suffer adverse consequences if our revenues decline since our operating costs do not necessarily decline in proportion to our revenue.

We earn a significant portion of our income from renting our properties. Our operating costs, however, do not fluctuate in relation to changes in our rental revenue. As a result, our costs will not necessarily decline even if our revenues do. Similarly, our operating costs could increase while our revenues stay flat or decline. In either such event, we may be forced to borrow to cover our costs or we may incur losses.

We depend on a limited number of key personnel who would be difficult to replace, and if we lose the services of these individuals or cannot hire additional qualified personnel, our business will be adversely affected.

Our continued growth and success largely depend on the managerial and technical skills of key financial and management personnel. If any of the current members of the senior management team are unable or unwilling to continue in our employ, our results of operations could be materially and adversely affected. Our success also depends to a substantial degree upon our ability to attract, motivate, and retain other highly qualified personnel.

We face risks associated with property acquisitions.

We may acquire individual properties and portfolios of properties, including large portfolios that could significantly increase our size and alter our capital structure. Our acquisition activities may be exposed to, and their success may be adversely affected by, the following risks:

•	even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions to closing, including due diligence investigations to our satisfaction;

•	we may be unable to finance acquisitions on favorable terms or at all;

•	acquired properties may fail to perform as we expected;

•	we may not be able to obtain adequate insurance coverage for new properties; and

•
we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and therefore our results of operations and financial condition could be adversely affected.

We may acquire properties or property holding companies subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us arising from our ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow. Unknown liabilities with respect to properties acquired might include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	claims by tenants, vendors or other persons arising from dealing with the former owners of the properties;

•	liabilities incurred in the ordinary course of business; and

•	claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions.

We plan to continue to acquire properties as we are presented with attractive opportunities. We may face competition for acquisition opportunities from other investors, particularly private investors who can incur more leverage, and this competition may adversely affect us by subjecting us to the following risks:

•
an inability to acquire a desired property because of competition from well-capitalized real estate investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, partnerships and individual investors; and

•	an increase in the purchase price for such acquisition property, in the event we are able to acquire such desired property.

Risks Relating to the Sale of our Video Solutions Business

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Vitec for the sale of all of the assets and liabilities related to our Video Solutions Business. Closing of the transaction occurred on July 1, 2010. For further details see Item 10.C "Material Contracts".

 The following are risks related to the sale of our Video Solutions Business to Vitec:

We are exposed to potential liabilities in connection with the sale of our business to Vitec.

In connection with the sale of our Video business to Vitec, both parties agreed on mutual indemnification for a period of two years for damages arising or resulting from, inter alia, breach or material inaccuracy relating to the representations, warranties and covenants and the liabilities that Vitec may incur which are part of the Excluded Liabilities arising or resulting therefrom such as the breach or material inaccuracy of any representation or warranty. In addition, indemnification provisions will apply for longer periods in the case of damages resulting from fraud or willful misconduct, a period of three years from closing for non-competition provisions and an indefinite confidentiality undertaking). The mutual indemnification will be limited to a maximum amount of $6 million.

A claim against us could result in substantial cost which would have a negative impact on our financial condition.

As of this date, Vitec and the Company have been unable to come to an agreement as to several disputes which arose between the parties and which relate, inter alia, to the adjustment amount to be added to the consideration, the collecting of sums payable from past clients and . To date, the company and Vitec are parties to legal proceedings which related to such disputes and the classification of previously paid sums by the Company's clients for service and maintenance to be provided by Vitec following the closing of the transaction. For further information see Item 8. "Financial Information - Legal Proceedings".

As the proceedings mentioned above are in their preliminary stages, we cannot assess their chances at this point in time.

There is no assurance that the abovementioned legal proceedings will succeed and that we will be granted the sought injunctions and/or damages. In the opinion of the Company and its advisors, the provisions included in the Company’s financial statements are sufficient to cover the potential liabilities of such lawsuit.

We have been and may, in the future, be subject to further review in connection with government programs and tax benefits that we participated in or received.

We received grants from the Office of the Chief Scientist, or the OCS, in the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. We also received tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises". In addition, we were also involved in joint research projects with European companies under the auspices of, and with financial assistance from, the European Union Research and Development Framework Programs. We have been active contributors in many such projects and have been the coordinator of three: VideoGateway, MUFFINS and TIRAMISU.

In that respect, the funding we received from the European Union in several of such joint projects is currently under review the European Union. To date, the review process was only partially concluded and at this time, we believe that we have sufficient provisions to cover the outcome of such review process.

There is no assurance that we will receive the full benefits from the Vitec Transaction.

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Vitec for the sale of all of the assets and liabilities related to our Video Solutions Business in consideration of $8 million. Closing of the transaction occurred on July 1, 2010.

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

In addition, under the asset purchase agreement with Vitec, $1 million out of the aggregate consideration of $8 million (plus adjustments relating to receivables and payables as of the closing of the transaction) was deposited in an escrow for a period of two years as a security for damages arising to Vitec, subject to certain conditions, see also Item 10.C "Material Contracts". Although we believe that we have provided Vitec with accurate and complete representations and warranties, there is no assurance that such amount will eventually be paid to us from reasons beyond our control.

In addition, under the Agreement, it was agreed that Vitec would collect from customers the payment still owed to us, pay amounts due to vendors and also collect other amounts due from the Israeli Office of the Chief Scientist ("OCS") and the European Commission ("EC") and at the closing, we would provide Vitec with an estimate of the net amount owed to it. The overall consideration would then be adjusted accordingly. However, to date, the parties have been unable to come to an agreement as to the adjustment amount and Vitec has refrained from depositing any amount in escrow, despite the fact that Vitec has already collected payments owed to the Company from customers from the OCS and the EC and mistakenly received money that belongs to the Company. A dispute also arose between the Company and Vitec with respect to the classification of previously paid sums by the Company's clients for service and maintenance to be provided by Vitec following the closing of the transaction. There is no assurance that such adjustments to the consideration will be made in full or in part. For additional information see Item 8. "Financial Information - Legal Proceedings" and Item 10.C "Material Contracts" below.

Risks Relating to Operations in Israel

Because most of our revenues are generated in Swiss Francs but a portion of our expenses are incurred in New Israeli Shekels and in US dollars, our results of operations may be seriously harmed by currency fluctuations.

Until the sale of our Video Solutions Business to Vitec on July 1, 2010, we generated most of our revenues in U.S. dollars but incurred a portion of our expenses in NIS. Since October 2009 following the acquisition of real estate properties in Switzerland and the obtaining of a loan to finance the purchase, we generate most of our revenues in CHF (Swiss Frank) but incurred a portion of our expenses in NIS and in U.S. dollars. As a result, we are exposed to currency fluctuation of the U.S. dollars and the CHF against the NIS, and to the CHF corresponding interest rate.

The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the fluctuation of NIS against the U.S dollars and against the CHF or if the timing of such fluctuation lags behind increases in inflation in Israel.

Our operations could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The inflation rate in Israel was approximately 3.8% in 2008, approximately 3.9% in 2009 and approximately 2.7% in 2010. The appreciation of the NIS against the dollar was approximately 1.1% in 2008, 0.7% in 2009 and 6% in 2010 and the devaluation of the NIS against the CHF was approximately 2.9% in 2009 and 3.3% in 2010. The appreciation of the CHF against the dollar was 3.0% in 2009 and 9.8% in 2010.

Potential political and military instability in Israel may adversely affect our results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, since September 2000, there has been a high level of violence between Israel and the Palestinians. In July 2006, the Israeli army was engaged in extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Recently, there has been a further escalation in violence among Israel, Hamas, a militant group responsible for many attacks into Israel, the Palestinian Authority and other groups. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. These developments have further strained relations between Israel and the Palestinian Authority. In addition, during 2010 and 2011, political and military instability has dramatically increased in Middle Eastern countries neighboring Israel. Such countries facing political and military instability include Lebanon, Egypt, Syria, Jordan, Iran and Lybia. Any armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

The Companies Law further provides that a purchase of shares of a public company or a class of shares of a public company, which will result in the purchaser's holding 90% or more of the company’s shares or class of shares, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company's shares or class of shares (including those shares held by shareholders who did not respond to the offer), if either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class. The shareholders, including those who indicated their acceptance of the tender offer (except if otherwise detailed in the tender offer document), may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

Optibase was founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Optibase Ltd. Our principal executive offices are located at 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel, and our telephone number at that location is +972-73-7073700. Our website is located at www.optibase-holdings.com. Optibase is subject to the provisions of the Companies Law. Our subsidiary, Optibase, Inc., was incorporated in 1991 in California, and has a mailing address at P. O. Box 448, Mountain View, California 94042. Our European subsidiary, Optibase Real Estate Europe SARL, was incorporated in October 2009 as part of our decision to enter the real estate sector and is located at 6 Rue Jean Bertholet L-1233 Luxembourg. In addition, as part of our recent acquisition of an office complex in Geneva, Switzerland, we established our second European subsidiary, OPTCTN SA, which was incorporated in February 2011 and which is located at 6 Rue Jean Bertholet L-1233 Luxembourg.

During 2009, we resolved to expand and diversify our field of operations and to enter into the real estate sector. On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Vitec for the sale of all of the assets and liabilities related to our Video Solutions Business. For further details regarding the diversification of our business and the sale of our Video Solutions business, see below.

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

In December 2000, we acquired Viewgraphics Inc., a privately held company based in Mountain View, California, and a provider of hardware and software products for video solutions infrastructure application which was merged with and into our subsidiary Optibase, Inc. in June 2001. In connection with the acquisition, we paid an aggregate consideration of approximately $43.6 million, of which $11.8 million (net of issuance expenses) was paid in 1.37 million newly issued ordinary shares.

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

In a series of transactions conducted during 2007 and the first quarter of 2008, we purchased an aggregate of 5,105,223 ordinary shares of Scopus Video Networks Ltd., or Scopus, representing approximately 37% of Scopus’ issued and outstanding share capital, for an aggregate consideration of $28.7 million. For further information on these agreements, see "Item 10.C. Material Contracts".

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

On May 11, 2009, our board of directors resolved, to expand and diverse our operations and enter into the fixed-income real estate sector. The board of directors believed that due to the global financial crisis, the fixed-income real estate sector has become attractive and presents new business opportunities. The board of directors determined that there are opportunities, especially in Central and Western Europe and North America that are potentially beneficial for the Company and its shareholders that should be pursued. The fixed-income real estate sector presents opportunities and risks which are, in their essence, materially different from the Company's current business. At a special shareholders meeting held on June 25, 2009 our shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation of the Company to do so. As of the date hereof, we have entered into certain agreements for the purchase of real estate assets. For further information see Item 4.B "Business Overview".

On March 16, 2010, we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Vitec, according to which Vitec will purchase all of the assets and liabilities related to our Video Solutions Business. Closing of the transaction occurred on July 1, 2010. For additional information on the transaction see Item 4.B "Business Overview" and Item 10.C "Material Contracts".

In addition, we hold interests in two companies, as follows:

1. V.Box Communication Ltd. - In July 2001, we invested $250,000 in a privately held company, V.Box Communication Ltd. ("V.Box"). The investment was made by way of a loan against a note that can be converted into Ordinary shares of V. Box, at any time, by a five-day prior written notice. The amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent by us and the other investor of V. Box. The loan does not bear interest. Through December 31, 2007, we invested an additional $2.3 million in V. Box in respect of additional convertible notes. During 2007, we invested additional $325,000 by the way of a promissory note bearing no interest and no linkage differentials. Such additional amounts will be repaid only out of proceeds received by V.Box on account of sale of all or substantially all of the assets of V.Box or a specific line of products and/or upon the occurrence of an event of default, including among others, insolvency or bankruptcy of V.Box, appointment of a receiver or a liquidator to V.Box and exercise of any liens on all or substantially all of V.Box’ assets, as described above. In case of conversion, we will hold approximately 32% of V. Box ordinary shares. Through December 31, 2007, we have impaired our entire investment in V.Box. We did not invest additional amounts in 2009 and 2010.

2. Mobixell Networks Inc.- In November 2000, we entered into an agreement with a privately held company called Mobixell Networks Inc., or Mobixell, pursuant to which we granted Mobixell a license to use certain of our MPEG-4 technologies valued at $300,000, and committed to invest through one of our subsidiaries at least $1 million. In December 2000, we invested approximately $1 million in Mobixell’s Series A Preferred Stock. Mobixell Networks designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery. During the quarter ended March 31, 2003, based on updated information, we decided to adjust downward the value of the investment in Mobixell by its full amount, totaling $1.36 million. However, during the quarter ended September 30, 2003, Mobixell entered into an additional financing round that included new strategic investors. As part of the financing round, we reassessed the investment and decided to participate in the financing round in the amount of $300,000 in Mobixell’s Series B Preferred Stock. In May 2004, we decided to participate in another financing round in the amount of $400,000 in Mobixell’s Series C Preferred Stock. In March 2010, Mobixell networks acquired a company and paid part of the acquisition costs with newly issued shares of stock. During the quarter ended December 31, 2010, Mobixell entered an additional financing round. As a result, our holdings in Mobixell, on a fully diluted basis, have decreased to 2.18% of its equity. Based on that recent financing round, we have decided to partially impair our investment which resulted at a loss of $600,000 in the quarter ended December 31, 2010. We may participate in future financing rounds in Mobixell and our holdings may be further diluted.

4.B. BUSINESS OVERVIEW

Our principal field of business is the investment in real-estate properties.

Until closing of the Vitec Transaction, the Company also engaged, directly and indirectly, in Digital Video and Streaming Based Products and Services or the Video Technologies Business (collectively, "Video Solutions Business"), including development, marketing and sale of high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets.

Below is a description of our principal fields of activity:

Real Estate Business

General

On May 11, 2009, our board of directors resolved to expand and diversify our operations and enter into the fixed-income real estate sector. At a special shareholders meeting held on June 25, 2009 our shareholders approved the diversification of the Company’s operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation of the Company to do so.

The real estate market includes the purchasing and operating of real estate properties intended for leasing and resale primarily for the purpose of commercial, industrial, office space, parking garage, warehouse use as well as for residential purposes. The real estate market is affected by growth or slowdown in the economy, and by changes in the demand and the available supply of commercial and/or residential properties, as well as the construction of additional commercial and/or residential properties. The real estate market is also affected by governmental, municipal and tax authority policies regarding planning, building, marketing and taxation of land.

Commencing in the fourth quarter of 2008 and as a result of the global economic and financial market crisis, there has been a slowdown in the real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing.

Our strategy in our real estate activities is to become a substantial owner of properties. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	purchase of real estate mainly in Central and Western Europe, North America and Israel.

•	developing and improving existing real estate;

•	maximize the leasing of existing properties to commercial users;

•	increase and develop unused building rights in our existing properties; and

•	acquire additional commercial, residential and other real estate assets in light of market conditions, while diversifying our real estate property base.

Properties

As of the date of this annual report, we own three real-estate assets in Rümlang Switzerland, in Miami, Florida and in Geneva, Switzerland. In addition, a previous agreement for the purchase of an additional real estate asset in New-York, NY, USA was terminated before closing. For further information see Item 8. "Financial Information - Legal Proceedings".

Property	Acquisition date	Use	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Percent Leased(3)	Annualized Rent per Occupied Square Meter ($)(4)
Geneva, Switzerland	March 2, 2011	Commercial	35,000	10,273	96	294
Marquis Residences in Miami, Florida	December 30, 2010	Condominium Units	3,229	-	-	-
Rümlang, Switzerland	October 29, 2009	Commercial	12,500	1,804	97.5	149
Portfolio Total/Weighted Average	-	-	50,729	12,077	90	443

(1) Net rentable square Meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2)  Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2010 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2010, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

Set forth below is additional information with respect to our projects:

Geneva, Switzerland

On March 3, 2011, we acquired, through our jointly owned subsidiary, an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles (CTN).  The acquisition was undertaken by OPCTN S.A. (“OPCTN”), a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd and The Phoenix Comprehensive Pension (collectively, “The Phoenix”).  OPCTN undertook the transaction by acquiring all of the shares of the Property owner Eldista GmbH, a Swiss Company (“Eldista”). The seller, Apollo CTN. S.a.r.l, is an entity majority owned by Area Property Partners.

Centre des Technologies Nouvelles (CTN) is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meters of leasable space (approximately 377,000 square feet), is currently leased to 47 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 96% occupied. Six of the Geneva tenants occupy approximately 23,700 square meters or 68% of the total leasable space and represent approximately 75% of the total rental income while the sole largest tenant occupies over 8,000 square meters representing approximately 24% of the rentable space and approximately 28% of the rental income. Expiration dates of the 6 tenants range from October 2011 and through March 2020, with notice periods ranging from one to twelve months and some leases with no break options at all. If such lease agreements are terminated, there is no assurance that we will be able to attract new lessees in favorable terms or at all.

The transaction was based on a value of CHF 126.5 million (approximately $136.6 million as of the purchase date) including existing nonrecourse mortgage financing in the principal amount of CHF 85.3 million (approximately $92.4 million as of the purchase date) provided by Credit Suisse. The purchase price for the Eldista shares was CHF 37.9 million (approximately $40.9 million as of the purchase date) subject to a post-closing price adjustment to reflect Eldista’s assets and liabilities as of the week of the closing date.

In connection with the transaction, Optibase and The Phoenix entered into an agreement regarding their shareholdings in OPCTN.  The agreement provides that Optibase will make day-to-day decisions and provide The Phoenix with customary protective rights.

Following the transaction, Eldista will enter into a Consultancy Agreement with Swiss Pro Capital (“SPC”), a Cypriot company which had introduced Optibase and The Phoenix to the Property. Under the Consultancy Agreement, SPC will provide consultancy services to Eldista regarding the administration and supervision of the Property and its management.  SPC will receive a monthly fee for its services and will also be entitled to a bonus based on future performance above a certain return on the investment.

For further information, see Item 10.C. "Material Contracts".

Marquis Residences in Miami, Florida

On December 30, 2010, our wholly-owned subsidiary, Optibase Real Estate Miami LLC, had acquired 21 luxury condominium units in the Marquis Residences in Miami, Florida.  The condominium units were sold by Leviev Boymelgreen Marquis Developers, L.L.C., a Florida limited liability company.

 The Marquis Residences is a 67-story tower with 292 luxury residential units ranging from 1,477 to 4,200 square feet, a hotel offering seventy suites, a spa and fitness center. To date, the units have not yet been completed and are unoccupied.

  In consideration for the 21 condominium units, we paid a net purchase price of approximately $8.6 million.

We intend to hold the units for investment purposes and will consider renting or selling the units in accordance with our business considerations and market conditions. For further information, see Item 10.C. "Material Contracts".

Rümlang, Switzerland

On October 29, 2009, our wholly-owned subsidiary, Optibase RE 1 s.a.r.l. acquired a commercial building located at Riedmattstrasse 9, Rümlang from the Swiss property company Zublin Immobilien AG. Rümlang is situated 15 km from Zurich and as many commercial buildings due to its strategic location in proximity to Zurich international airport.

The five-storey building includes 12,500 square meters (approximately 134,500 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 7 tenants, and is currently 97.5% occupied. Three of the Rümlang tenants occupy approximately 9,700 square meters or 78% of the total leasable space and represent approximately 80% of the total rental income while the sole largest tenant occupies over 4,000 square meters representing approximately 34% of the rentable space and approximately 37% of the rental income. Expiration dates of the 3 tenants range from October 2011 and through June 2015, with notice periods ranging from three to six months and one lease with no break options at all.

The purchase price for the transaction was approximately CHF 23.5 million of which CHF 18.8 million (approximately $22.8 million and $18.1 million respectively, as of the purchase date) was financed by a local Swiss bank pursuant to a mortgage agreement.

For further information regarding the acquisition agreement and the mortgage agreement, see Item 10.C. "Material Contracts".

Chessell Holdings, a Cypriot company, through its beneficial owner, introduced Optibase to the Rümlang property and facilitated Optibase’s acquisition and financing of the property. In connection with such services, the Company’s subsidiary in Luxembourg, entered into an option agreement dated March 1, 2010 with Chessell Holdings Limited" pursuant to which Chessell Holdings was granted an option to purchase twenty percent (20%) of the shares of Optibase RE 1 s.a.r.l, the owner of the property. For further information, see Item 10.C. "Material Contracts".

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

On January 7, 2010, Green 485 JV LLC, the seller of 485 Lexington Avenue in Manhattan, delivered a letter stating that the purchase agreement for 485 Lexington Avenue is terminated and requesting that the escrow agent return the deposit for the transaction to Optibase and its joint venture partner with interest. On February 3, 2010, Mazal filed a lawsuit against SL Green Realty Corp. and certain of its subsidiaries regarding the purchase agreement for interests in 485 Lexington Avenue. On March 16, 2010, SL Green filed a motion for an order dismissing Mazal's claims. On June 23, 2010, SL Green's motion to dismiss Mazal's request for performance of the sale-purchase agreement, was granted and on July 2, 2010, Mazal filed a notice with the court to appeal the dismissal of Mazal’s claim for specific performance. In January 2011, Mazal agreed to a full and final settlement of the lawsuit and appeal it had filed against SL Green Realty Corp. and certain of its subsidiaries in connection with the Purchase Agreement for interests in 485 Lexington Avenue, New York, NY.

Pursuant to the Settlement and Release Agreement, entered into by Mazal and SL Green, Mazal agreed to withdraw its appeal of the dismissal of Mazal’s claim and to withdraw with prejudice the remaining causes of action under the lawsuit from the Supreme Court of New York.  In addition, Mazal and SL Green agreed to a full waiver and release of any claims they may have against each other in connection with the litigation. For further information see Item 8.A "Financial Information – Legal Proceedings".

Competition

The real estate market is highly competitive and is characterized by a large number of competitors. The main factor affecting competition in this market is geographic location of property. There are properties in close proximity to some of our properties that are similar in purpose and use, which has the effect of increasing competition for the leasing of those properties as well as reducing the rental rates for those properties. Other factors affecting competition are the leasing price, the physical condition of the properties, the finishing of the properties and the level of the management services provided to tenants. Furthermore, the economic and financial market crisis may further increase competition, leading to a reduction of rental fees and a decline in demand for properties. However, as most of our real estate is leased under long term agreements, we believe that we have limited exposure to the effects of the slowdown in the real estate market.

Video Solutions Business

Until closing of the Vitec Transaction, we provided high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets. Until closing of the Vitec Transaction, we developed and marketed two product lines: Video Technologies and IPTV. Our products were generally manufactured by the same subcontractors by the use of similar raw materials purchased from the same suppliers. We used to market our products through a combined sales and marketing team and sell them by way of direct sales and through independent distributors, system integrators and resellers.

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

The following is a description of our business prior to the closing of the Vitec Transaction:

Products

Video Technologies

The Video Technologies product line included extension cards for personal computers and work stations that perform encoding of video, decoding of video, and the interconnecting of video devices using the DVB (Digital Video Broadcasting) network interface. In addition, this product line includes network devices, called Media Gateways for streaming video over computer networks and video ingest solutions.

The Video Technologies products were sold to the broadcast, government, enterprise and post-production markets.

IPTV

The IPTV product line consisted of the MGW5100, the MGW1100, the MGW HD, the MGW FlashStreamer and EZ TV, which are video streaming devices, high quality encoders and management applications.

The primary market of the IPTV product line consisted of telephone service operators and internet service providers worldwide who are offering broadband and telephone services over their access networks.

The IPTV product line also addresses the requirements of large Enterprises, Governments and the Military to deliver training material, corporate messages and to distribute surveillance feeds.

Sales and Marketing

Until the sale of our Video Solutions Business we sold our Video Technologies products through the combined efforts of our direct internal sales force and through indirect channels, including independent distributors, system integrators and resellers. Our marketing strategy for IPTV products included partnering with other vendors and system integrators to create an IPTV eco-system thus making our offering more complete and reducing integration complexities for the customer or system integrator.

The particular mix of sales and distribution methods we used varied according to geographic region.

Our Video Technologies sales efforts in North America, Central America and South America were managed by Optibase, Inc., our wholly owned subsidiary, which was headquartered in Mountain View, California.

Outside of North America, the majority of sales were handled via a network of distributors and resellers that managed both small and large accounts.

Distributor and direct account relationships outside of North America were managed directly or indirectly from our headquarters in Israel. In Europe these distributors and customers are supported by our sales managers in Israel. This local presence approach brought with it many advantages related to culture and language. Our former office in Beijing, China directed our sales efforts in China and Hong Kong. In India, our products were sold through our former local sales office. Sales to Asia Pacific or APAC were managed directly from our headquarters in Israel.

Technology

During the early 90's, we introduced content creating tools for the PC based on the MPEG-1 and MPEG-2 specifications. The products are comprised of software that runs on the PC and controls a PCI (Peripheral Component Interconnect) hardware encoder that is inserted in an expansion slot on the PC.

From 1995 and onwards we also developed and marketed products that deliver video over IP networks (a process known as streaming). The first products in this family, known as Commotion, were implemented on a PC with encoder boards, similar to those used for the content creation products. From 2001 and onwards we also developed and marketed streaming products as dedicated servers with no keyboard, monitor or mouse that can be controlled remotely using a Web application. These products were called MediaGateways (or “MGW”s).

From 2000 and onwards we developed and marketed a family of MediaGateways designed to deliver video over the IP access networks of telephone companies and internet service providers. An access network is the part of the network which connects subscribers to the service provider. For these products we developed a variety of advanced technologies.

We implemented video encoding technologies in both the Video Technologies and IPTV product families. The video encoding technology is largely based on MPEG standards. Recently we developed standard definition and high definition video encoding capabilities that conform to the H.264 standard.

We implemented transcoding technologies and DVB streaming technologies in our IPTV products to enable them to adapt video feeds that originate from satellite and other sources to have the characteristics required for delivery over IP access networks. We acquired much of the DVB related expertise with our acquisition of Viewgraphics Inc. in December 2000

For our MediaGateways products we have developed management software using two technologies. For the Enterprise products we have developed Web applications. These applications run in a Web browser. For our IPTV products we have developed Java applications that use the Simple Network Management Protocol (SNMP). In addition to provisioning and status monitoring, the SNMP applications implement configurable fail-over mechanisms between devices to reduce service down-time to a minimum.

Such fail-over capabilities are mandatory for products sold to telephone companies. For these customers we developed additional carrier grade technologies such as service redundancy, high scalability and the assurance of no single point of failure.

For the EZ TV we also developed Enterprise related technologies such as the ability to manage video streaming inside a Web browser and the implementation of user management using Active Directory.

Research and Development

Prior to the sale of our Video Technologies Business to Vitec, we devoted significant human and financial resources to research and development as a result of our belief that our innovative and versatile technology was at the core of our strength, and that our ability to enhance our current products, to develop and to introduce new products, to maintain technological competitiveness and to meet customer requirements was essential to our future success.

Since the beginning of 2009 and until the sale of our Video Solutions Business in July 2010, we redirected our efforts towards the enterprise, government and military markets, focusing our R&D efforts on EZ TV.

As part of the process of product development, we worked closely with current and potential customers, dealers, distributors and leading companies in relevant industries to identify market needs and define appropriate product specifications.

Our research and development efforts have been financed through internal resources as well as through programs sponsored by the Israeli OCS, in the Israeli Ministry of Industry and Trade, and the European Union Research and Development Program.

Through December 31, 2010, we received grants from the OCS aggregating $8.6 million for certain of our research and development projects. As of December 31, 2010, accrued and paid royalties to the OCS totaled $4.3 million.

In addition, the OCS provides royalty-free grants through the MAGNET program which provides funding for research and development collaborations between industrial companies and academic research groups, under the auspices of the Office of the Chief Scientist of the Ministry of Industry, Trade & Labor, which are subject to the R&D Law. Under the conditions of the MAGNET program, each of the members of the consortium is to provide the other members with a license to use any know how developed by the consortium, and the recipients of grants under the MAGNET program shall not be under any obligated to pay royalties to the OCS. We previously participated in two consortia under the MAGNET program, MOST and STRIMM and prior to the sale of our Vide Technologies Business to Vitec, we participated in the NEGEV and Net-HD consortiums. The goal of the NEGEV consortium is to develop the infrastructure and techniques for the processing, management and delivery of content to facilitate personalized, on-demand services over broadband and mobile networks. This consortium began operations in May 2006. The goal of Net-HD is to research and develop technologies that will effectively increase the network capacity for network providers without physically changing the underlying infrastructure, in order to provide for expected high demand for High Definition video streaming over the Internet. This consortium began operation in April 2009.

Through December 31, 2010, we recorded grants from the MAGNET framework for participation and research in the MOST, STRIMM, NEGEV and Net-HD consortiums, aggregating $6.9 million.

In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to the support of the OCS for the period ending on the date of the closing of the Vitec Transaction to Vitec.

We were also involved in joint research projects with large European companies under the auspices of, and with financial assistance from, the European Union Research and Development Framework Programs. We have been active contributors in many such projects and have been the coordinator of three: VideoGateway, MUFFINS and TIRAMISU. In that respect, the funding we received from the European Union in several of such joint projects is currently under review the European Union. To date, the review process was only partially concluded and at this time, we believe that we have sufficient provisions to cover the outcome of such review process. In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to our involvement in joint research projects with the European Union for the period ending on the date of the closing of the Vitec Transaction to Vitec. Under the Vitec Transaction, Vitec undertook to deposit in escrow a sum of $100,000 per each of the three such projects which were to be transferred to Vitec. To date, we have yet to receive the remaining $200,000 still in escrow and have consequently filed a motion in the Tel-Aviv District Court against the escrow agent. For additional information see Item 8. "Financial Information - Legal Proceedings".

Service and Support

Prior to the sale of our Video Technologies Business, we provided a high level of customer service and support as was essential to our success. Our technical support personnel provided worldwide services through each of our main offices in Israel, United States, China and India. In the United States, we provided the first-line of support through our wholly owned subsidiary, Optibase Inc., from the Mountain View office. Outside of the United States and Israel, our independent distributors provided the first-line of support in their respective territories, while in Israel, we provided a second-line of support to those customers. We also provided a one-year warranty on our hardware products. In addition, we organize technical seminars from time to time to further enhance the technical knowledge of distributors and resellers in the use of our products.

In connection with the sale of our Video Business to Vitec, Vitec took over the responsibility for service, maintenance and support to our clients. For additional information, see Item 10.C "Material Contracts".

Manufacturing and Sources of Supply

Our manufacturing facilities were located in Herzliya, Israel, performed procurement of components, final assembly, testing and quality control of our products. We out-sourced assembly of hardware modules to multiple manufacturers in Israel who worked in accordance with our designs and specifications. This outsourcing strategy has improved product quality and our gross margins. Quality control of our products was conducted at various production stages, both at facilities belonging to the subcontractors and at our facilities. We have implemented a supplier qualification program to ensure subcontractor quality standards. We monitored printed circuit performance by way of statistical survey and a reporting system that tracks boards from initial inspection to shipment.

Although we generally did not have long term supply contracts with our suppliers, we have, in the past, been able to obtain supplies of components and raw materials in a timely manner and upon acceptable terms.

Intellectual Property

Our Video Technologies Business' success and ability to compete were dependent, in part, upon our proprietary technology. Before the closing of the Vitec Transaction we relied on patent, trade secret, trademark, copyright law, and confidential agreements to protect our intellectual property.

Upon closing of the Vitec Transaction, all of our intellectual property related to the Video Technologies Business was transferred to Vitec. For further details see Item 10.C "Material Contracts".

Effect of Government Regulation on our Video Technologies Business

Regulation of our business by the Israeli government affected our business in several ways. We benefited from certain tax incentives promulgated by the government of Israel, including programs sponsored by the OCS, in the Israeli Ministry of Industry, Trade and Labor for the support of research and development activities. We also obtained funding from the MOST, STRIMM, NEGEV and Net-HD consortia, which are part of the OCS MAGNET program. The terms of the OCS grants limited us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted.

In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to the support of the OCS for the period ending on the date of the closing of the Vitec Transaction to Vitec. For further information see "Research and Development" above.

We are subject to the Companies Law and regulations promulgated under that law, which regulate the activities of companies incorporated in Israel. Please see the "Item 3.D. Risk Factors" under the heading "Risks Related to Operating in Israel" above, as well as "Item 10. Additional Information" below, for more information on the effects of governmental regulation of our business.

4.C. ORGANIZATIONAL STRUCTURE

The Company has two wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California, the United States in 1991 and Optibase Real Estate Europe SARL ("Optibase SARL") which was incorporated in Luxembourg in October 2009. In addition, the Company also holds a 51% interest in OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011. Prior to the closing of the Vitec Transaction, our sales activities of the Video Solutions Business in the US operated directly and through Optibase Inc., which managed our North American sales, marketing and customer support activities and the sales activities in Europe (including Israel) were conducted through sales managers. Our real estate activity is managed through several subsidiaries held directly and indirectly by Optibase Ltd. or its abovementioned subsidiaries.

In addition, we hold convertible bonds, which, if converted, will constitute approximately 32% of the issued and outstanding share capital of V.Box, a provider of Digital TV and Data Broadcast receiver equipment for Video and Data applications. We also hold, on a fully diluted basis, approximately 2.18% of Mobixell’s issued and outstanding share capital, which designs, develop and markets solutions for mobile rich media adaptation, optimization and delivery. For additional information, see "Item 4.A. History and Development of the Company" above.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in offices occupying approximately 15,350 square feet in Herzliya Pituach, Israel. Our lease for this space expires on December 31, 2011 and we do not expect to extend the lease beyond that date. Following the sale of our Video Solutions Business to Vitec, we are subleasing approximately 12,650 square feet to Optibase Technologies Ltd. a fully owned subsidiary of Vitec. The sublease can be canceled at any time with no notice.

Until July 2, 2010, Optibase, Inc. occupied approximately 3,517 square feet in Mountain View, California where Optibase Inc. maintained its headquarters. Following the sale of our Video Solutions Business to Vitec, Optibase Inc. sublet the entire premises to Stradis Inc. a fully owned subsidiary of Vitec. Stradis Inc. vacated the premises on October 31, 2010 in violation of the terms of the sublease as a result of which Optibase Inc. terminated the lease prior to the end of its term.

Our European subsidiaries occupy offices totaling approximately 646 square feet in Luxembourg. The current leases do not have an expiration date and can be terminated at any time with a three months prior notice.

ITEM 4E. UNRESOLVED STAFF COMMENTS

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

Overview

Our principal field of business is the investment in real-estate properties.

Until closing of the Vitec Transaction, the Company also engaged, directly and indirectly, in Digital Video and Streaming Based Products and Services or the Video Technologies Business (collectively, "Video Solutions Business"), including development, marketing and sale of high quality equipment for a wide range of professional video applications in the broadband IPTV, broadcast, government, enterprise and post-production markets.

Below is a description of our principal field of activity

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

Since then, we have entered into four transactions, the first - the acquisition of a stake in an office building located at 485 Lexington Avenue in Manhattan, New York for which was terminated, the second – the acquisition of a commercial building located in Rümlang, Switzerland, the third – the acquisition of apartments in a residential property located in Miami, Florida and the fourth – the acquisition of a stake in a Swiss company holding a commercial property in Geneva, Switzerland. For further information see Item 4.B "Business Overview".

Our consolidated financial statements are presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP.

The functional currency of the Company is the U.S Dollar.

The functional currencies of the Company subsidiaries are CHF and U.S dollar. The Company has elected to use U.S dollar as its reporting currency for all years presented.

Since the Company’s financial statements are reported in Nasdaq in USD, the financial statements of Optibase Real Estate SARL whose functional currency has been determined to be CHF have been translated into U.S. dollars.  Assets and liabilities of this subsidiary are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

As of December 31, 2010, we had available cash, cash equivalents, long term investments and other financial investments net of approximately $30.3 million. As of April 11, 2011, we have available cash, cash equivalents, long term investments and other financial investments net of approximately $8.5 million. For information regarding the investment of our available cash, see "Item 5.B. Liquidity and Capital Resources" below.

Revenues and Sales

Our fixed income real estate revenues remained stable at $1.65 million in 2010 compared to $272,000 in 2009 (revenues in 2009 are for a period of two months activity which represents approximately $1.63 million annualized). 2009 was the first year we have record revenues from our real estate activity which began in November 2009.

Our level of net income fluctuated in recent years from a net loss of $9.5 million in 2008 to a net income of $60,000 in 2009 and to a net income of $4.5 million in 2010. The increase in our net income in 2010 is mainly attributed to the capital gain resulting from the Vitec Transaction totaling to approximately $6.3 million. Our move into net income in 2009 compared with our net loss in 2008 is mainly attributed to equity in loss and gain from sale of investment in affiliated company in the amount of $4.8 million recorded as discontinued operation in 2009 as a result of the sale of our holdings in Scopus. As of December 31, 2010, we had accumulated losses of $85.4 million.

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

Financial income (expenses), Net

Financial expenses consist primarily of interest we paid in connection with bank loans and credit lines, and losses from realization of securities and financial instruments. Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities and financial instruments. Our exchange differences occur primarily as a result of the change of the NIS value relative to the U.S. dollar and to the CHF.

Taxes

As of 2010, Israeli companies are generally subject to a corporate income tax rate of 25%. The income tax rate for Israeli companies will be reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

Taxable income of Luxemburg and Switzerland companies is subject to tax at the rate of approximately 29% and 25% respectively in 2010.

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

As of December 31, 2010, we had approximately $70.4 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 33.1 million that can be carried forward and offset against taxable income for 20 years, no later than 2011 to 2031. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Discontinued operations

The results of operations of Video Solutions Business which was sold pursuant to the Vitec Transaction were reported separately and retroactively as discontinued operations in the consolidated statements of income.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2008, 2009 and 2010 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2008	2009	2010

Fixed income real estate	0%	100.0%	100.0%
Costs and expenses:
Cost of real estate operations	-	4	3.6
Real estate depreciation and amortization	-	42.3	42.1
General and administrative	-	432	91
Total costs and expenses	-	478.3	136.7
Operating loss	-	(378.3)	(36.7)
Other expenses, net	-	-	(36.4)
Financial income, net	-	226.8	18.4
Loss before provision for tax	-	(151.5)	(54.7)
Provision for tax	-	-	(2.6)
Net loss from continuing operations	-	(151.5)	(57.3)
Income from Discontinued Operations	-	173.5	327.2
Net income	-	22	269.9

2009 was the first year in which we generated revenues from our real estate activity.

Results of Operations for the Years Ended 2010 and 2009

Total revenues. Our fixed income real estate revenues remained stable at $1.65 million in 2010 compared to $272,000 in 2009 (revenues in 2009 are for a period of two months activity which represents approximately $1.63 million annualized). 2009 was the first year we have record revenues from our real estate activity which began in November 2009.

Cost of real estate operations. 2009 was the first year in which we incurred costs for real estate operations which consist primarily of direct costs associated with operating the real estate properties such as building insurance and management company fees. Our cost of real estate operation remained stable at $59,000 compared to $11,000 in 2009 (cost of real estate operations in 2009 are for a period of two months activity which represents approximately $66,000 annualized).

Real estate depreciation and amortization. 2009 was the first year we incurred costs for real estate depreciation and amortization, which consist primarily of depreciation expenses related to the value of properties net of amounts accounted for land, as well as amortization expenses associated with intangible assets derived from the purchase of real estate properties. Our real estate depreciation and amortization remained stable at $695,000 compared to $115,000 in 2009 (real estate depreciation and amortization in 2009 are for a period of two months activity represents approximately $690,000 annualized).

General and Administrative Expenses. General and administrative expenses increase to $1.5 million in 2010 from $1.2 million in 2009. The increase in dollar amount can be mainly attributed to general and administrative expenses related to the real estate operation which in 2009 was operational only since November 2009.

Operating Loss. As a result of the foregoing, we recorded operating loss of $606,000 in 2010 compared with an operating loss of $1 million in 2009. The decrease in the operational loss can be primarily attributed to the overall increase in our revenues.

Other Loss. We recorded $600,000 other loss in 2010 compared with no other income, net, in 2009, The other loss related to the impairment of the Company as investment in Mobixell.

 Financial Income, Net. We recorded financial income, net of $304,000 in 2010, compared with financial income, net of $617,000 in 2009. The change can be mainly attributed to a loan interest payments as well as foreign currency translation differences.

Taxes on income. Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 ("FIN 48"). Under the requirements of FIN 48, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, no provision for taxes was recorded during 2009 and 2008.  We recorded tax expenses of $43,000 related to our Luxemburg subsidiary.

Net Loss from Continuing Operations. We recorded net loss of $945,000 in 2010, compared with a net loss of $412,000 in 2009. The increase in our net loss from continuing operations can be mainly attributed to the increase in other loss of $600,000 in 2010.

Discontinued Operation. We present the results of operations of the Video Solutions Business which was sold pursuant to the Vitec Transaction as discontinued operations. We recorded net income of $5.4 million from discontinued operation in 2010 compared with net income of $472,000 from discontinued operation in 2009. The increase in our net operation income from discontinuing operation can by mainly attribution to the capital gain resulting from this transaction of approximately $6.3 million recorded in 2010.

Net Income. We recorded net income of $4.5 million in 2010, compared with a net income of $60,000 in 2009. The decrease in our income can be mainly attributed to the capital gain of approximately $6.3 million resulting from the Vitec transaction, and the increase in total revenues partially offset by the increase in other loss of $600,000 and by the decrease in our financial income.

Results of Operations for the Years Ended 2009 and 2008

Total revenues. Our fixed income real estate revenues amounted to $272,000 in 2009 (revenues in 2009 are for a period of two months activity which represents approximately $1.63 million annualized). 2009 was the first year we have record revenues from our real estate activity which began in November 2009.

Cost of real estate operations. 2009 was the first year in which we incurred costs for real estate operations which consist primarily of direct costs associated with operating the real estate properties such as building insurance and management company fees.

Real estate depreciation and amortization. 2009 was the first year we Incurred costs for real estate depreciation and amortization, which consist primarily of depreciation expenses related to the value of properties net of amounts accounted for land, as well as amortization expenses associated with intangible assets derived from the purchase of real estate properties.

General and Administrative Expenses. General and administrative expenses decreased by approximately 12.8% to $1.2 million in 2009 from $1.3 million in 2008. The decrease in dollar amount can be mainly attributed to a decrease in salaries and related expenses.

Operating Loss. As a result of the foregoing, we recorded operating loss of $1 million in 2009 compared with an operating loss of $1.3 million in 2008. The decrease in our operating loss can be primarily attributed to the slight decrease in overall costs and expenses and the revenues from fixed income real estate.

Financial Income, Net. We recorded financial income, net of $617,000 in 2009, compared with financial income, net of $270,000 in 2008. The change can be mainly attributed to an increase in interest received as well as foreign currency translation differences.

Taxes on Income. Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 ("FIN 48"). Under the requirements of FIN 48, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, no provision for taxes was recorded during 2009 and 2008.

Net Loss from Continuing Operations. We recorded net loss of $412,000 in 2009, compared with a net loss of $1.1 million in 2008. The decrease in our net loss from continuing operations can be mainly attributed to the decrease in overall costs and expenses as well as revenues from fixed income real estate and to the increase in financial income, net.

Discontinued Operation. We present the results of operations of the Video Solutions Business which was sold pursuant to the Vitec Transaction as discontinued operations. We recorded net income of $472,000 from discontinued operation in 2009 compared with net loss of $8.5 million from discontinued operation in 2008. The decrease in our net operation loss from discontinuing operation can by mainly attribution to the capital gain related to the disposal of our entire holding in Scopus shares, net of equity in losses.

Net Income (Loss). We recorded net income of $60,000 in 2009, compared with a net loss of $9.5 million in 2008. The increase in our income can be mainly attributed to the capital gain related to the disposal of our entire holding in Scopus shares, net of equity in losses, and the net income from discontinued operation in 2009 compared with the net loss from discontinued operations in 2008.

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

Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

❖	Fixed income real-estate;

❖	Long-lived assets including intangible assets;

❖	Investment in companies

❖	Accounting for stock-based compensation

❖	Contingencies; and

❖	Income Taxes.

Fixed income real-estate

We generate revenues from fixed income-real-estate derived from our buildings in Switzerland.

Rental income includes minimum rents and expenses recoveries. Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

Substantially all of the lease agreements contain provisions that require reimbursement of the tenant's share of real estate common area maintenance costs, or common area maintenance fees ("CAM"). Revenue from tenant reimbursements of CAM is recognized in the period that the applicable costs are incurred in accordance with the lease agreements.

Long- Lived Assets including intangible assets

The Company and its subsidiaries long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2009 and 2010, no impairment losses have been identified.

Investment in companies

Investments in non-marketable equity securities of companies in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies are recorded at cost.

Management evaluates investments in non marketable equity securities for evidence of other-than temporary declines in value. When relevant factors indicate a decline in value that is other-than temporary the Company recognizes an impairment loss for the decline in value.

Accounting for stock-based compensation

ASC Topic 718 "Compensation – Stock Compensation" ("ASC 718"), requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. Share-based compensation expense recognized in the Company's consolidated statements of income for 2008, 2009 and 2010 include compensation expense for share-based awards based on the grant date fair value estimated in accordance with ASC 718.

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

In 2010, we recognized equity-based compensation expense under ASC 718 in the amount of approximately $167,000.

As of December 31, 2010, there was $ 180,000 of total unrecognized compensation cost related to options compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a period of up to 4 years.

Contingencies

We periodically estimate the impact of various conditions, situations and/or circumstances involving uncertain outcomes to our financial condition and operating results. These events are called "contingencies", and the accounting treatment for such events is prescribed by the ASC 450 "Contingencies". ASC 450 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur". Legal proceedings are a form of such contingencies.

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

Income Taxes

The Company and its subsidiaries accounts for income taxes in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"), which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" (ASU 2010-06). ASU 2010-06 includes new disclosure requirements related to fair value measurements, including transfers in and out of Levels 1 and 2 and additional information about Level 3 activity. The new disclosures are required in interim and annual reporting periods beginning after December 15, 2009, except for the disclosures relating to Level 3 activity, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption did not have a material impact on the Company's financial statements.

Conditions in Israel

We are incorporated under the laws of the State of Israel, and our principal offices are located in Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

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

Currency and Inflation

Until the sale of our Video Solutions Business to Vitec on July 1, 2010, we generated most of our revenues in U.S. dollars but incurred a portion of our expenses in NIS. Since October 2009 following the acquisition of real estate properties in Switzerland and the obtaining of a loan to finance the purchase, we generate most of our revenues in CHF (Swiss Frank) but incurred a portion of our expenses in NIS and in U.S. dollars. As a result, we are exposed to currency fluctuation of the U.S. dollars and the CHF against the NIS, and to the CHF corresponding interest rate.

The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the fluctuation of NIS against the U.S dollars and against the CHF or if the timing of such fluctuation lags behind increases in inflation in Israel.

Our operations could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

As of April 11, 2011, the inflation rate in Israel has increased at a rate of 0.5%, the NIS had devaluated against the dollar by approximately 3% and devaluated against the CHF by approximately 0.1%. The inflation rate in Israel was approximately 3.8% in 2008, approximately 3.9% in 2009 and approximately 2.7% in 2010. At the same time the appreciation of the NIS against the dollar was approximately 1.1% in 2008, approximately 0.7% in 2009, and approximately 6% in 2010 and the devaluation of the NIS against the CHF was approximately 2.9% in 2009 and 3.3% in 2010.As a result of this differential, we experienced an increase in the dollar costs of operations in Israel in each of the years 2008, 2009 and 2010, all of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a significant portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar and against the CHF or if the timing of such devaluation lags behind increases in inflation in Israel

5.B. LIQUIDITY AND CAPITAL RESOURCES.

We have funded our operations primarily through private and public sales of our equity securities, banks credit, and until closing of the Vitec Transaction we also received research and development grants from, among others, the Commission of the European Union and the OCS. As of December 31, 2010, we had cash and cash equivalents of $30.3 million. Our operating activities used cash of $183,000, $2.9 million and $3.3 million in 2010, 2009 and 2008 respectively. Cash used by operating activities in 2008 was primarily the result of our net loss for the period, as adjusted for discontinued operations, compensation related to the grant of option and unvested shares, and the net change in our working capital partially offset by the realized gain on the sale of our available-for-sales marketable. Cash used by operating activities in 2009 was primarily the result of our net income for the period, as adjusted for discontinued operations, compensation related to the grant of option and unvested shares, increase in accrued expenses and other accounts payable, partially offset by a decrease in other accounts receivable and prepaid expenses. Cash used by operating activities in 2010 was primarily the result of our net income for the period, as adjusted for discontinued operations including capital gain resulting from completion of the Vitec Transactions, transaction compensation related to the grant of option and unvested shares, depreciation and amortization, impairment of an investment in Mobixell partially offset by the decrease in accrued expenses and other accounts payables.

Net cash provided from investing activities in 2010 reflects primarily the proceeds from Vitec Transaction totaling $6.8 million, proceeds from short term deposit repayment totaling $3.8 million primarily offset by investment in real estate totaling $8.8 million. In 2009 investment activities reflects primarily the proceeds from sale of Scopus totaling $28.7 reported as investing activities from discontinued operation primarily offset by our investment in real estate and other assets totaling $22.3 million and $659,000 respectively. Net cash provided from investing activities in 2008 reflects primarily proceeds from redemption of available-for-sale marketable securities totaling $8.5 million.

Net cash provided from financial activities in 2010 was primarily the result of repayment of a long term loan . Net cash provided from financial activities in 2009 was primarily the result of a long term loan totaling $18.4 million, received for the financing of our investment in real estate. Net cash provided from financial activities in 2008 was primarily the result of a private placement of 2,816,901 of our ordinary shares to Mr. Shlomo (Tom) Wyler, our President, Chief Executive Officer and then Executive Chairman of the board of directors, who is also considered as our controlling shareholder, in consideration for $5 million in cash. As of December 31, 2010, we have an authorized credit line in the amount of $70,000 (none of which was utilized). As collateral for our lines of credit, a fixed charge has been placed on our property and equipment and shareholders' equity, and a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all of our other assets.

As of December 31, 2010, our available cash including cash and cash equivalent was $30.3 million. As of April 11, 2011, we have available cash, and cash equivalents of approximately $8.5 million. The decrease is mainly attributed to the consideration of $20.1 million paid with respect to the acquisition of an office building complex in Geneva, Switzerland.

We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. treasury and government agency obligations (Government Securities); (ii) money market instruments of domestic and foreign issues denominated in U.S. dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues (Money Market Instruments); (iii) up to 40% of the Company's assets, excluding Government Securities, cash and Money Market Instruments, or any combination of the following: (a) corporate notes and bonds rated investment grade (BAA/BBB- and above) on the date of their purchase, provided that investments in any one corporation or entity will not exceed $3 million; (b) investments in bonds and notes with lower rating then BBB- and higher rating of B, on their purchase date, provided that investments in any one corporation or entity will not exceed $1 million; (c) various financial instruments including structure range note products issued by a rated institution (A and above) in which the interest income may be subjected to changes in interests rate; (d) hedge funds up to $5 million of total portfolio pursuant to the following guidelines: (1) volatility below 10%; (2) minimum 5 years of positive performance; (3) low beta; (4) positive sharp ratio; (5) size of fund of at least $1 billion; (e) hedging transactions in order to protect us against currency fluctuations between the US dollar and the NIS as relates to up to $3 million operating expenses of the Company; and (f) purchasing of leading foreign currencies. The investment policy prohibits us from engaging in any non-business related investment activity that would be considered speculative according to the principles of conservative investment management and limits the borrowing for investment to no more than 25% of the investment principal. According to the investment policy, the maximum maturity of individual securities in the portfolio has no limitation and the weighted-average days to maturity of the portfolio may not exceed 10 years. For securities that have put, reset or expected average maturity dates, the put, reset or expected average maturity will be used, instead of the final maturity dates, for maturity limit purposes. The investment guidelines are to be reviewed periodically by our board of directors with the President and the Chief Financial Officer. In addition, our President and Chief Financial Officer and his authorized employees are responsible for the managing investments subject to strict adherence to these guidelines. As of the date hereof, we do not have any material contractual commitments related to capital expenditure. During 2010, we invested solely in interest bearing bank deposits and money market funds with various banks.

Following the approval of our audit committee and board of directors, the Company and Mr. Wyler, the Chief Executive Officer and President of the Company, who is also considered the controlling shareholder of the Company, have agreed to conduct a private placement of 2,500,000 newly issued ordinary shares of the Company, representing 13.11% of the Company's voting rights, to Mr. Wyler, in consideration for $5 million to be paid to the Company by Mr. Wyler. Following such private placement Mr. Wyler is expected to hold approximately 51.28% of the voting rights in the Company. Such private placement is subject to the approval of our shareholders which is due on May 5, 2011.

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

5.D. TREND INFORMATION

Starting in 2008 the global economic downturn caused a slowdown in the real estate market. In the later part of 2008 and through 2010, banks have lowered interest rates but at the same time were reluctant to provide financing or perform refinancing of existing debt. Although interest rates have increased during 2011, banks are still reluctant to provide financing or perform refinancing of existing debt.

Our financial income is affected by changes in the 6-month Libor rate, see "Item 3.D. Risk Factors" under the heading "Risks Relating to the Economy, Our Financial Condition and Shareholdings" above. During 2008 we have disposed of all of our investments in structure notes and corporate bonds.

Since the quarter ended June 30, 2004 and except for several non-continuous quarters during 2009 and 2010, we operated at a loss. If global economic conditions worsen resulting in increased vacancy in our real estate property, we may not be able to return to profitability in 2011.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2010:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Long-Term Debt	19,589	400	1,200	800	17,189
Capital Lease Obligations	--	--	--	--	--
Operating Leases	408	408	--	--	--
Purchase Obligations	--	--	--	--	--
Severance pay	--	--	--	--	--
Other Long-Term Obligations	--	--	--	--	--
Total Contractual Cash Obligations	19,997	808	1,200	800	17,189

	Amount of Commitment Expiration Per Period (USD in thousands)
Other Commercial Commitments	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Lines of Credit	70	--	70	--	--
Standby Letters of Credit	--	--	--	--	--
Guarantees	124	--	124	--	--
Standby Repurchase Obligations	--	--	--	--	--
Other Commercial Commitments	--	--	--	--	--
Total Commercial Commitments	194	--	194	--	--

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position
Alex Hilman	58	Executive Chairman of the Board of Directors
Shlomo (Tom) Wyler(1)	59	President and Chief Executive Officer
Amir Philips	43	Chief Financial Officer
Dana Tamir-Tavor(2)	61	Director
Orli Garti Seroussi (1)(2)(3) (4)	50	Director
Danny Lustiger(2)	43	Director
Chaim Labenski(2)(3)(4)	63	Director

•	On December 20, 2010 Itzhak Wulkan's term as external director of the Company ended.

•	Dana Tamir-Tavor has notified the Company of her resignation from her position as director of the Company effective April 18, 2011.

•	On January 31, 2011, Orli Garti Seroussi was appointed external director of the Company for an additional 3 year term.

•
On December 29, 2010, Chaim Labenski was appointed external director of the Company for a 3 year term and in February, 2011 Chaim Labenski was appointed member of the audit committee and compensation committee.

•
Following the signing of the asset purchase agreement between the Company, Optibase Inc. and Vitec on March 16, 2010, the Company terminated the employment of Yaron Comarov, Michael Chorpash, Ehud Ardel, Nir Shalev and Yaron Yunger, subject to the remainder of their early notice period. For further information, see Item 10.C "Material Contracts".

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

Amir Philips serves as our Chief Financial Officer. Mr. Philips has been serving in this position since May 2007. Prior to this position, Mr. Philips served as Vice President Finance of Optibase Inc. from July 2004. From 2000 until 2004, Mr. Philips held the position of Group Controller and Financial Manager at Optibase Ltd. Before joining Optibase, Mr. Philips was an accountant and auditor at Lotker Stein Toledano and Co., currently a member of BDO Ziv Haft. Mr. Philips is a Certified Public Accountant in Israel. He holds an MBA from the Kellogg-Recanati School of Business and a B.B. degree in Accounting and Business Management from the Israeli College of Management.

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

Alex Hilman serves as Executive Chairman of the Board of Directors since September 2009. He has joined the board of directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman was the President of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hilman has also held professional and management positions at the Ministry of Finance. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

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

Chaim Labenski joined our board of directors in December 2010. From 1977 to 1999, Mr. Labenski held a number of positions at Securities Division of Bank Hapoalim BM, including being First Vice President and Head of Foreign Securities and was involved in consulting, securities research, trading and I.P.O coordination with global investment houses. Since 1999 he acts as a private investor. Mr. Labenski holds a B.Sc degree in Civil Engineering from Astor University, U.K, a M.Sc degree in Engineering Management from Leeds University and D.B.A degree in Business Administration from Manchester Business School.

6.B. COMPENSATION

The aggregate remuneration we paid to all persons as a group (13 persons) who served in the capacity of director or executive officer in the year ended December 31, 2010, including compensation to directors and officers whose employment was terminated during 2010, was $1.1 million, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for vehicles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2010, 7 persons served in the capacity as directors or executive officers in our Company and beneficially owned as of such date, options to purchase an aggregate of 200,000 ordinary shares which have not vested on December 31, 2010 or within 60 days thereafter. The exercise price of the options was between $1.192 and $2, the vesting period is spread out over a 4-year period and the expiration date of such options is generally 7 years as of their date of grant. In addition, as of April 11, 2011, our directors and executive officers beneficially owned 7,644,414 shares (of which 307,844 shares are issuable upon exercise of options that are currently vested or will vest within 60 days as of April 11, 2011).

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

6.C. BOARD PRACTICES

The description of the provisions of the Companies Law and the arrangements thereunder, throughout this annual report on Form 20-F, assumes that Amendment 16 has already come into effect. See "Amendment no. 16 to the Companies Law".

Pursuant to our articles of association, our board of directors is required to consist of three to nine members. Directors are elected at the annual general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at such meeting. Each director holds office until the annual general meeting of shareholders following the annual general meeting at which the director was elected or until his or her earlier resignation or removal. A director may be re-elected for subsequent terms. At present, our board of directors consists of six members, including two external directors appointed in accordance with the Israeli law requirements, as detailed herein. Dana Tamir-Tavor has notified the Company of her resignation from her position as director of the Company effective April 18, 2011. Our articles of association provide that our directors may at any time and from time to time, appoint any other person as a director, either to fill in a vacancy or to increase the number of members of our board of directors.

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

External Directors

Under the Companies Law, Israeli public companies are required to appoint at least two external directors to serve on their board of directors. Our shareholders approved in December 2010 the appointment of Mr. Chaim Labenski and the reappointment of Ms. Orli Garti-Seroussi as our external directors as of December 29, 2010 and as of January 31, 2011, respectively, for a three-year term. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors, See "Committees of the Board of Directors" below.

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

Under Israeli law, a person may not serve as an external director if he or she is a relative of any of the controlling shareholders or at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control or entities which he or she are subject to their control, have or had any affiliation with us, with our controlling shareholder, or its relative or any entity controlling, controlled by or under common control with us. Under the Companies Law, "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director in anticipation of serving as an external director in a company that is about to offer its shares to the public for the first time.

Furthermore, under Israeli law, a person may not serve as an external director if he or she, or his or her relatives, partners, employers or a person or entity he or she is subordinate to directly or indirectly, or an entity controlled by the external director has business or professional relations (excluding insignificant relations) with a person or entity whose affiliation with such external director is forbidden.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board (who are not a controlling shareholder or its relative) are the same gender, then the external director to be appointed must be of the other gender.

External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

(i)
the majority of shares voted for the election includes the majority of the shares of non-controlling shareholders or with no personal interest exluding a personal interest not resulting from relation with controlling shareholders, voted at the meeting; or

(ii)
the total number of shares to total amount of shareholders listed in subsection (i) above, who voted against the election of the external director does not exceed two percent (2%) of the aggregate voting rights of the company.

The Companies Law provides for an initial three-year term for an external director which may be extended, for two additional three-year terms subject to provision specified in the Companies Law. In the case of a company whose shares are traded in certain exchanges outside of Israel, including The Nasdaq Global Market, such as our company, regulations promulgated under the Companies Law provide that the service of an external director can be extended to additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company. Election of external directors requires a special majority, as described above and that the period which that person served as an external director together with the reasons for the extension given by the audit committee presented to the shareholders prior to such approval. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event the number of external directors is less than two external directors, our board of directors is required under the Companies Law to call a shareholders' meeting to appoint a new external director.

Our external directors are Mr. Chaim Labenski and Ms. Orli Garti Seroussi.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Our board of directors has a majority of independent directors required pursuant to the NASDAQ Global Market rules.

Independent Directors

Under the Companies Law, the majority of the members of the audit committee must be independent directors. A public company may classify a director as independent only if (i) the audit committee has determined that he or she is qualified to serve as an external director (with the exception that such director does not have to have professional qualifications or accounting and financial expertise in order to serve as an independent director), and (ii) he or she is not serving as a director in the company for more than consecutive nine years (only a period of two or more years, in which such person did not serve as a director in the company, shall be deemed to discontinue the nine year sequence).

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and an investment committee, as described below.

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include, among others, identifying irregularities and deficiencies in the management of the company’s business and approval of related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company’s external directors. In addition, the majority of its members shall be independent directors in accordance with the requirements of The Companies Law. However, the chairman of the board of directors, any director employed by the company or by its controlling shareholder or by any other entity controlled by such controlling shareholder or a director providing, on a regular basis, services to the company, to any controlling shareholder or to other entity controlled by such controlling shareholder, or any director whose livelihood relies on any controlling shareholder, may not be a member of the audit committee, or any controlling shareholder and any relative of a controlling shareholder may also not be a member of the audit committee. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years.

An audit committee recommends approval of transactions that are deemed interested party transactions, including directors’ compensation and transactions between a company and its controlling shareholder or transactions between a company and another person in which its controlling shareholder has a personal interest. The audit committee must also determine whether a transaction constitute an extraordinary transaction. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Subject to the exceptions specified in the Companies Law, any person who is not eligible to serve in the audit committee shall not participate in its meetings.

Legal quorum shall be constituted when the majority members of the audit committee shall be present at the meeting, provided that: (a) the majority of the present members are independent directors; and, (b) at least one of the present members is an external director.

 Under The Companies Law there are restrictions regarding engagement or benefits with a person who served as an external director (or his or her relative) for period of two years commencing the time when such external director leaves office.

In accordance with the Sarbanes-Oxley Act of 2002 and NASDAQ requirements, our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.

The rules of NASDAQ currently applicable to foreign private issuers, such as us, require us to establish an audit committee of at least three members, comprised solely of independent directors. All of the members of the audit committee must be able to read and understand basic financial statements, and at least one member must have experience in finance or accounting, requisite professional certification in accounting or comparable experience or background. The board has determined that Ms. Orli Garti-Seroussi is an audit committee financial expert as defined by applicable Securities and Exchange Commission, or the "SEC" or "Commission" regulation. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

The members of the audit committee are Mr. Chaim Labenski , Ms. Dana Tamir –Tavor, Mr. Danny Lustiger and Ms. Orli Garti-Seroussi. These include our two external directors as required under the Companies Law, and we believe that all of the members of the audit committee are independent of management, and satisfies the requirements of Companies Law, the SEC’s rules and NASDAQ rules.

Compensation Committee

The compensation committee, which is comprised of Ms. Orli Garti Seroussi and Mr. Chaim Labenski , reviews and recommends to the board of directors and in certain cases, determines the compensation and benefits of our employees and reviews general policy relating to our compensation and benefits. The compensation committee also administers our share option plans. Both of the members of the compensation committee have been determined to be independent as defined by the applicable NASDAQ rules.

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

6.D. EMPLOYEES

As of April 11, 2011, we had 6 employees, including employees in our subsidiaries. The following is a comparison of the breakdown of our employees by division and location, for the years ended December 31, 2010, 2009 and 2008.

	December 31,
Division	2008			2009			2010
	US	Israel		US	Israel		Europe	Israel
Research & Development	-	39		-	29		-	-
Sales and Technical Marketing	12	19	(1)	10	16	(2)	-	-
Marketing	3	7		1	6		-	-
Operations	-	19		-	17		-	-
General and Administrative, Finance and Human Resources	3	12		2	13		1	5
Total	18	96		13	81		1	5
	114			94			6

(1)	This number includes 8 employees in Asia.
(2)	This number includes 8 employees in Asia.

The number of employees as of December 31, 2010 had decreased significantly from December 31, 2009 and December 31, 2008. The decrease is mainly the result of the sale of our Video Solutions Business to Vitec in July 1, 2010 and the reduction in work-force implemented across all departments in the Company during the quarters ended March 31, 2009 and December 31, 2008.

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

6.E. SHARE OWNERSHIP

As of April 11, 2011, our current directors and executive officers (7 persons) beneficially owned an aggregate of 7,644,414 ordinary shares of our Company of which 307,844 shares are issuable upon exercise of options that may be exercisable within 60 days of April 11, 2011. Such number excludes 34,000 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which have not vested as of April 11, 2011 or 60 days thereafter and award their holder no voting and equity rights. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares. See "Item 7.A. Major Shareholders" for more information regarding Mr. Wyler's holdings.

Incentive Plans

Since 1990, we have granted options to employees and directors to purchase ordinary shares at exercise prices ranging from $0.17 to $32.00. As of April 11, 2011, options and warrants to purchase 540,500 of our ordinary shares were outstanding, with exercise prices ranging from $1.192 to $6 per share. As of April 11, 2011, 540,010 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally 7 years from the date of their grant. As of December 31, 2009 and 2010, the number of options outstanding and reserved for issuance under our plans was 2,303,302 and 2,878,675, respectively. The following table shows the number of options outstanding and reserved for issuance under each of our incentive plans, as of April 11, 2011 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance
1999 Plans	488,000	2,440,715
2001 Non-statutory share option plan	52,500	440,560
Total options	540,500	2,881,275
Plan	Number of shares outstanding	Number of shares reserved for issuance
2006 Israeli Incentive Compensation Plan	34,000	92,450
Total shares	34,000	92,450

The following is a description of our incentive plans currently in effect.

1999 Plans

In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the "1999 Plans" both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. As of April 11, 2011, or within 60 days thereafter, an aggregate of 2,440,715 ordinary shares has been reserved for issuance under this plan, and 488,000 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2001 Non-statutory Share Option Plan

In April 2001, our board of directors approved the adoption of the 2001 Non-statutory Share Option Plan, the purpose of which is to attract and retain the best available personnel, to provide additional incentive to employees and consultants and to promote the success of our business. The options to be granted under the plan are limited to non-statutory options, thus no incentive stock options are granted under the plan. In addition, we grant options only to employees pursuant this plan, thus excluding officers and directors from the plan. As such, we do not need shareholder approval of this plan under U.S. laws or applicable NASDAQ rules. As of April 11, 2011, or within 60 days thereafter, an aggregate of 440,560 ordinary shares has been reserved for issuance under this plan, and 52,500 were granted and are outstanding. The plan otherwise has terms similar to those contained under the 1999 U.S. Plan.

2006 Israeli Incentive Compensation Plan

In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. As of April 11, 2011 or within 60 days thereafter, an aggregate of 92,450 ordinary shares has been reserved for issuance under the 2006 Plan, and 34,000 were granted and are outstanding.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to the Company regarding the beneficial ownership of our outstanding ordinary shares as of April 11, 2011 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Shlomo (Tom) Wyler(2)	7,380,534	44.31
Arthur Mayer – Sommer(3)	1,200,000	7.25
Prescott Group Capital Management, L.L.C. (4)	2,006,698	12.12
Shareholding of all directors and officers as a group (7 persons)(5)	7,644,414	45.33

(1) Number of shares and percentage ownership is based on 16,556,808 ordinary shares outstanding as of April 11, 2011. Such number excludes: (i) 323,473 ordinary shares held by us or for our benefit, and (ii) 34,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of April 11, 2011 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2) Mr. Shlomo (Tom) Wyler currently serves as a President, Chief Executive Officer and a member in our Board of Directors. The information is based on Amendment No. 10 to Schedule 13D filed by Mr. Wyler on September 10, 2009. Includes 7,280,534 ordinary shares and 100,000 ordinary shares issuable upon exercise of option exercisable within 60 days of April 11, 2011 with an exercise price of $6 per option and expiration date of December 2011 and 10,000 ordinary shares held by a trustee for the benefit of Mr. Shlomo (Tom) Wyler under our 2006 Plan. For details of an additional private placement to Mr. Wyler currently proposed to be approved by our shareholders, see "Item 7.B Related Party Agreements".

(3) To our knowledge, the information is accurate as of April 11, 2011.

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

(5) Includes 7,336,570 ordinary shares and 307,844 ordinary shares issuable upon exercise of options exercisable within 60 days of April 11, 2011. Excludes 34,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on April 11, 2011 or within 60 days thereafter and do not acquire any voting or equity rights.

Significant changes in the ownership of our shares.

The following table specifies significant changes in the ownership of our shares held by Shlomo (Tom) Wyler. This information is based on Schedules 13D filed by Shlomo (Tom) Wyler during the period beginning on January 1, 2007, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Shlomo (Tom) Wyler	June 25, 2008	5,218,739
Shlomo (Tom) Wyler	August 14, 2008	6,761,448
Shlomo (Tom) Wyler	August 13, 2009	7,285,934*

* Including 200,000 ordinary shares issuable upon exercise of option which have expired on December 5, 2009.
** For further information regarding a private placement to Shlomo (Tom) Wyler, see "Item 7.B Related Party Agreements".

The following table specifies significant changes in the ownership of our shares by Prescott Group Capital Management, L.L.C. This information is based on Schedule 13G filed by Prescott Group Capital Management, L.L.C. during the period beginning on January 1, 2007, regarding ownership of our shares, and to date:

Beneficial Owner – Prescott Group Capital Management, L.L.C.	Date of filig	No. Of Shares Beneficially Held
	February 14, 2008	1,362,192
	January 6, 2009	2,004,698
	February 12, 2010	2,006,098

All of our shares have the same voting rights.

On April 11, 2011, there were approximately 62 registered shareholders of our ordinary shares. As of such date, 42 registered holders in the United States hold approximately 67.75% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

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

On December 20, 2007, our shareholders approved an employment agreement (the "Employment Agreement") between Optibase and Mr. Shlomo (Tom) Wyler with respect to Mr. Wyler’s service as Chief Executive Officer of the Company. Under the agreement, Mr. Wyler will continue to serve as Chief Executive Officer of the Company in consideration for a gross monthly payment of NIS 40,000. In addition, Mr. Wyler will be entitled to managers' insurance, educational fund (keren hishtalmut), 24 days annual vacation, sick leave and 10 days replenishment fees (dmey havraa). The Company has also undertaken to provide Mr. Wyler with a telephone, facsimile, mobile phone, internet connection, laptop and printer and bear all installation costs and all expenses related thereto. The agreement further provides that Mr. Wyler shall be entitled to a one-time bonus in the amount of $10,000 upon the execution of the employment agreement. In addition, our board of directors, at its sole discretion, may grant Mr. Wyler an annual bonus for each year commencing in 2008 (for the year 2007) which shall not exceed twice Mr. Wyler’s monthly salary. At the Company's discretion, Mr. Wyler shall be obligated to continue working during the first two months of such 4-month advance notice period. During the next two months Mr. Wyler shall be free to practice any other business without the receipt of the Company's approval. The Company may elect to pay Mr. Wyler a one time payment for such advance notice period. Notwithstanding the above, the Company may terminate the agreement and Mr. Wyler's employment immediately for Cause, as such term is defined in the agreement. The agreement is for a three-year term commencing retroactively on October 1, 2007. Any party to the agreement may terminate it by providing the other party with a 4-month advance written notice. On December 29, 2010, our shareholders approved the terms of an agreement with substantially the same terms as the Employment Agreement (see below).

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

In connection with our entering into a joint venture to acquire 49.5% of the beneficial interest in the office building located at 485 Lexington Avenue in Manhattan, New York in August 2009, see Item 10.C "Material Contracts", our shareholders approved the provision of certain undertakings by Mr. Shlomo (Tom) Wyler, our Chief Executive Officer and President of the Company, who is deemed also the Company's controlling shareholder. The undertakings were to include a limited guarantee and indemnity by Mr. Wyler for damage caused by exceptional events in favor of the bank servicing the loan for the property. Such events would include, but are not limited to, fraud, bankruptcy, dissolution, reorganization and liquidation proceedings, prohibition on transfer, and certain acts of misapplication and misappropriation. Mr. Wyler and the Company entered into a reimbursement and indemnification agreement with Gilmor and its principles, in order to allocate their maximum obligations for responsibility under these guarantees and indemnities. As a result of the termination of the 485 Lexington Avenue transaction, Mr. Wyler did not ultimately provide these guarantees. For information on the legal proceedings in connection with the property, see Item 8. "Financial Information - Legal Proceedings".

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

On December 29, 2010, our shareholders approved the grant by the company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to each of Mr. Alex Hilman, Ms. Dana Tamir-Tavor and Mr. Danny Lustiger, directors of the company, under the Company's 2006 Israeli Incentive Compensation Plan. The Restricted Shares shall be granted to the Recipients for no consideration. And shall vest after a two-year period (50% each year) from their Date of Grant, subject to the continued employment or service of the Recipients in the Company. Our shareholders have further approved on December 29, 2010 he compensation terms of Ms. Garti-Seroussi and Mr. Labenski as external directors of the Company, including the grant by the company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, , under the Company's 2006 Israeli Incentive Compensation Plan. The Restricted Shares shall be granted for no consideration and shall vest after a two-year period (50% each year) from their Date of Grant, subject to the continued employment or service in the Company. The compensation of Ms. Garti-Seroussi and Mr. Labenski for their service as external directors of the Company shall be an annual amount of US $18,000, plus reimbursement of expenses, as approved by the Company's shareholders on December 5, 2002.

Following the approval of our audit committee and board of directors, the Company and Mr. Wyler, the Chief Executive Officer and President of the Company, who is also considered the controlling shareholder of the Company, have agreed to conduct a private placement of 2,500,000 newly issued ordinary shares of the Company, representing 13.11% of the Company's voting rights, to Mr. Wyler, in consideration for $5 million to be paid to the Company by Mr. Wyler. Following such private placement Mr. Wyler is expected to hold approximately 51.28% of the voting rights in the Company. Such private placement is subject to the approval of our shareholders which is due on May 5, 2011.

We lend unsubstantial amounts, from time to time, to our employees, who are not officers, which payments are not deemed benefits by Israeli tax authorities.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.a. Consolidated statements and other financial information

See Item 18 for a list of financial statements filed as part of this annual report.

Legal proceedings

Vsoft

In September 2005, we were served with a lawsuit filed by Vsoft Ltd., or Vsoft, a company that is undergoing liquidation proceedings and which has claimed that during 2002 we negotiated with Vsoft in bad faith regarding a potential purchase of its share capital, which led to Vsoft’s entering into bankruptcy proceedings. Vsoft demanded damages in the amount of $2.1 million as well as the payment of reimbursement of expenses, legal fees and applicable VAT. On January 1, 2006, we filed a motion to dismiss the lawsuit based on our claim that Vsoft’s receiver did not approve the lawsuit as determined by the liquidation court. As of June 23, 2010, our motion to dismiss was denied. We believe, based on the facts known to us and based on the advice of our external legal advisors as of this annual report, that though the claim for damages is without merit, the court may rule otherwise, and as such we have provided an amount which we believe would cover the risk associated with that lawsuit.

485 Lexington, NY

On February 2, 2010, Mazal 485 LLC, a company whose beneficial interest is jointly owned by us and by Gilmore USA LLC ("Mazal"), filed a lawsuit against SL Green Realty Corp. and several of its subsidiaries ("SL Green") regarding the Purchase Agreement for interests in 485 Lexington Avenue. The lawsuit alleged that SL Green breached material terms of the Purchase Agreement and breached its covenant of good faith and fair dealing toward Mazal 485 LLC when it unlawfully notified Mazal of the termination of the Purchase Agreement. The lawsuit sought specific performance to enforce SL Green's obligations under the Purchase Agreement and an abatement of the purchase price to compensate Mazal 485 LLC for damages incurred as a result of SL Green’s breaches. On March 16, 2010, SL Green filed a motion for an order dismissing Mazal's claims, which was heard on June 2, 2010. On June 23, 2010, SL Green's motion to dismiss Mazal's request for specific performance was granted . On July 2, 2010, Mazal filed an appeal of the dismissal of Mazal’s claim for specific performance. In January 2011, Mazal and the seller agreed to a full and final settlement of the lawsuit and entered into a full Settlement and Release Agreement.

Pursuant to the Settlement and Release Agreement, entered into by Mazal and SL Green, Mazal agreed to withdraw its appeal of the dismissal of Mazal’s claim and to withdraw with prejudice the remaining causes of action under the lawsuit from the Supreme Court of New York.  In addition, Mazal and SL Green agreed to a full waiver and release of any claims they may have against each other in connection with the litigation.  For further information see Item 10.C "Material Contracts".

Vitec

On March 16, 2010, the Company and its subsidiary, Optibase Inc., entered into an asset purchase agreement (the "Agreement") with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec, Optibase Technologies Ltd. and Stradis Inc., collectively "Vitec") pursuant to which Optibase Technologies Ltd. and Stradis Inc. will purchase all of the assets and liabilities related to the Company's Video Solutions Business (the "Business") against an aggregate consideration of $8 million in cash, subject to certain adjustments and an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the Business exceeding $14 million in the year following the closing of the transaction will be paid to the Company. Closing of the transaction occurred on July 1, 2010. Additionally, the Agreement contained an arbitration clause, stipulating that disputes under the Agreement will be resolved by arbitration.

Under the Agreement it was agreed that Vitec would collect from customers the payments still owed to the Company, pay amounts due to vendors and also collect other amounts due from the OCS and EC and at the closing, the Company would provide Vitec with an estimate of the net amount owed to it. The overall consideration would then be adjusted accordingly. At the closing, the parties were unable to come to an agreement as to the adjustment amount and on June 30, 2010, a side letter was signed pursuant to which the Company would provide a calculation of the adjustment amount within five days and Vitec would deposit in escrow an amount equal to the adjustment amount, to be released over a period of 12 months as Vitec collects amounts owed to the Company from customers.

However, the parties have been unable to come to an agreement as to the adjustment amount and Vitec has refrained from depositing any amount in escrow.

Under these circumstances, some customers of the Business continued sending payments addressed to the Company. Additionally, the Company informed the customers (that had an open balance at closing) that despite the existence of the Agreement, Vitec has not fulfilled their obligations and therefore the Company would collect the payment owed to it.

At this point, Vitec claimed that the fact that the Company contacted theses customers and the fact that the Company continues to hold the above payments, causes damage to Vitec. Vitec's claim is that the Company currently holds approximately $1.3 million that belongs to them.

The Company claims that Vitec holds approximately $1 million which belong to it, and it is now holding on to the payments sent by customers as a security against the money owed to it. Additionally, the Company claims that it was within its rights in contacting the customers, as Vitec did not fulfill its obligation.

In addition, a dispute arose between the Company and Vitec with respect to the classification of previously paid sums by the Company's clients for service and maintenance to be provided by Vitec following the closing of the transaction. Such sums amount to $1.1 million at closing and are currently estimated at $923,000.

In that respect, since October 17, 2010, both parties have filed several and separate motions with the Tel-Aviv District Court, seeking, inter alia, fixed and temporary injunctions.

On April 4, 2011, following a Motion to Dismiss filed by Vitec, the court decided to dismiss the Company's claims due to the existence of an arbitration clause and has ordered that the proceedings

Additionally, on April 6, 2011, based on a request to dismiss filed by Vitec that same day, the court decided to dismiss Vitec's claim. Both the claim filed by Vitec and the claim filed by the Company will now be transferred to arbitration proceedings, which have yet to commence.

Vitec Consortiums

In addition, as part of the Agreement above, on June 30, 2010 the Company, Vitec and Adv. Afik as trustee (the "Trustee") entered into the Consortium Escrow Agreement (the "Consortium Agreement"). Under the Consortium Agreement, $100,000 were to be held in escrow per each EC Consortium Agreement to be transferred from the Company to Vitec under the Agreement. Once such consortium agreement was transferred to Vitec, the Trustee was to transfer $100,000 per consortium agreement to the Company.

On December 7, 2010, Vitec gave notice to the Company that one such agreement was transferred to the Company and on December 16, 2010 $100,000 were transferred to the Company.

On February 9, 2011, an employee of Vitec notified the Company that according to the EC website the final two consortium agreements transferred to Vitec. Despite this the Trustee has refrained from transferring the remaining funds to the Company.

The Trustee has submitted a motion with the Tel-Aviv District Court requesting instructions from the court as what to do with the abovementioned escrow funds, which the Company has requested to dismiss due to lack of authority to file such a motion. Additionally, the Company has filed a claim with the Tel-Aviv District Court requesting that it order the Trustee to transfer the escrow funds to the Company. Vitec and the Trustee have filed a motion to dismiss this claim with the court.

As all the proceedings mentioned above are in their preliminary stages, we cannot assess their chances at this point in time. There are several legal proceedings initiated against us in the ordinary course of business, and we do not believe that the outcome of these proceedings, if adverse to us, individually or in the aggregate, will have a significant effect on our financial position or profitability.

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

ITEM 8.B. SIGNIFICANT CHANGES

On March 2, 2011, we acquired, through our jointly owned subsidiary, an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles (CTN).  The acquisition was undertaken by OPCTN, a Luxembourg company owned 51% by Optibase and 49% by The Phoenix.  OPCTN undertook the transaction by acquiring all of the ownership interest in the Property owner Eldista. The seller, Apollo CTN. S.a.r.l, is an entity majority owned by Area Property Partners. The transaction was based on a value of CHF 126.5 million (approximately $136.5 million as of the purchase date) including existing nonrecourse mortgage financing in the principal amount of CHF 85.3 million (approximately $92.4 million as of the purchase date) provided by Credit Suisse. The purchase price for the Eldista shares was CHF 37.9 million (approximately $40.9 million as of the purchase date) subject to a post-closing price adjustment to reflect Eldista’s assets and liabilities as of the closing date. In connection with the transaction, Optibase and The Phoenix entered into an agreement regarding their shareholdings in OPCTN. The agreement provides that Optibase will make day-to-day decisions and provides The Phoenix with customary protective rights. Following the transaction, Eldista will enter into a Consultancy Agreement with SPC, a Cypriot company which had introduced Optibase and The Phoenix to the Property. Under the Consultancy Agreement, SPC will provide consultancy services to Eldista regarding the administration and supervision of the Property and its management.  SPC will receive a monthly fee for its services and will also be entitled to a bonus based on future performance above a certain return on the investment. For further information, see Item 10.C. "Material Contracts".

For details of an additional private placement to Mr. Wyler currently proposed to be approved by our shareholders, see "Item 7.B Related Party Agreements".

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares are traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our ordinary shares as reported by The NASDAQ Global Market.

	Nasdaq

Year	High	Low
2006	$5.01	$2.62
2007	$4.52	$2.52
2008	$2.73	$0.74
2009	$1.50	$0.93
2010	$1.60	$1.20

2009	High	Low
First Quarter	$1.29	$0.93
Second Quarter	$1.50	$1.02
Third Quarter	$1.35	$1.05
Fourth Quarter	$1.45	$1.13

2010	High	Low
First Quarter	$1.43	$1.20
Second Quarter	$1.55	$1.35
Third Quarter	$1.50	$1.30
Fourth Quarter	$1.60	$1.38

2011
First Quarter (until April 11, 2011)	$1.75	$1.42

Most Recent Six Months	High	Low
September 2010	$1.50	$1.31
October 2011	$1.57	$1.38
November 2011	$1.60	43
December 2011	$1.52	$1.39
January 2011	$1.64	$1.42
February 2011	$1.75	$1.56
March 2011	$1.74	$1.63
April 2011 (until April 11, 2011)	$1.74	$1.68

We listed our ordinary shares for trade on the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of the Company's ordinary shares from trade on the TASE became effective on September 28, 2008 and the last day for trading of the Company's ordinary shares on the TASE was September 24, 2008.

On April 11, 2011, the reported closing sale price of our ordinary shares on The NASDAQ Global Market, was $1.68 per share.

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

Under Israeli law each director must act with an independent and sole discretion. Director who does not act this way is in breach of his fiduciary duties.

The powers of our directors to borrow are not limited, except in the same manner as any other transaction by the company.

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 30,000,000 ordinary shares, par value NIS 0.13 per share, of which 16,914,281 ordinary shares were outstanding as of April 11, 2011. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

The directors (who are not external directors) are appointed by decision of an ordinary majority at a general meeting. The directors have the right at any time, in a resolution approved by at least a majority of our directors, to appoint any person as a director, subject to the maximum number of directors specified in our articles of association, to fill in a place which has randomly been vacated, or as an addition to the board of directors. Any such director so appointed shall hold office until the next annual general meeting and may be reelected.

Under our articles of association our directors (who are not external directors) are elected by an ordinary majority of the shareholders at each duly convened annual meeting, and they serve until the next annual meeting, provided that external directors shall be elected in accordance with the Israeli Companies Law. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office. A resigning director may be reelected.

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

Fiduciary Duty and Duty of Care of Directors and Officers

The Companies Law codifies the duties directors and officers owe to a company. An "Officer" includes a company’s, general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other directors or managers directly subordinate to the general manager. The directors’ and officers’ principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company’s benefit which include:

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

Approval of Certain Transactions

Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of directors’ and officers’ insurance, or grant of indemnification (whether prospective or retroactive) and engagement terms of such director with a company in other positions require the approval of the audit committee, the board of directors and the shareholders of the company. In addition, transactions between a public company and its director or officer, or a transaction between such company and other person in which such director or officer has a personal interest must be approved by such company’s board of directors, and if such transaction is considered an extraordinary transaction (as defined below) it must receive the approval of such company’s audit committee as well. The determination whether such transaction is considered extraordinary or not is required to be made by audit committee.

The Companies Law also requires that any extraordinary transaction between a public company and its controlling shareholder or an extraordinary transaction between such company and other person in which such company’s controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company by an ordinary majority, provided that (i) such majority vote at the shareholders meeting shall include a majority of the total votes of shareholders having no personal interest in the transaction, participating at the voting (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed two percent (2%) of the total voting rights in the company. An "extraordinary transaction" is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company’s profitability, assets or liability. Such an extraordinary transaction which shall last for a period exceeding 3 years shall be approved again by such company’s audit committee, board of directors and general meeting of shareholders by the special majority described above once in every three years.

The Companies Law further provides that the engagement terms of a controlling shareholder or its relative (including by an entity controlled by such controlling shareholder or its relative) with the company, either as an officer or an employee, must also be approved by such company’s audit committee, board of directors and general meeting by the special majority described above. Such an engagement which shall last for a period exceeding 3 years shall be approved again by such company’s audit committee, board of directors and general meeting by the special majority described above once in every three years. However, an engagement described in the beginning of this paragraph only which may be approved for a period exceeding 3 years, provided that the audit committee approved the engagement term to be reasonable under the circumstances.

The Companies Law prohibits any person who has a personal interest in a matter to participate in the discussion and voting pertaining to such matter in the company’s board of directors or audit committee except for in circumstances when the majority of the board of directors’ (or the audit committee – as the case may be) has a personal interest in the matter. In case the majority has a personal interest in such matter then such matter must also be approved by the company’s shareholders. An officer who has a personal interest may be present for the presentation of the transaction if the chairman of the audit committee or the chairman of the board of directors as the case may be, determined that such officers presence is required for the presentation of the said transaction.

Anti-Takeover Provisions; Mergers and Acquisitions

Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company and no other shareholder of the company holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more then 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. The special tender offer may be consummated only if (a) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (b) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

A special tender offer may not be consummated unless a majority of the shareholders who announced their stand on such offer have accepted it (in counting the total votes of such shareholders, shares held by the controlling shareholder, shareholders who have personal interest in the offer, or shareholder who own 25% or more of the voting rights in the company, shall not be taken into account). If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, the purchaser or any person or entity controlling it at the time of the offer or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer. A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital or that certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether it accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each of the merging companies.

Anti-Takeover Measures Under Israeli Law. The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this annual report, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of a majority of our ordinary shares at a general meeting.

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see “Item 10E. Taxation.”

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

Purchase of Interest in a Property in 485 Lexington Avenue, New-York, NY

On August 7, 2009, Mazal 485 LLC, a joint venture owned in equal parts by Optibase and Gilmor USA LLC, an unrelated party ("Mazal"), entered into a Sale-Purchase Agreement with a subsidiary of SL Green Realty Corp. ("SL Green"). Under the Sale-Purchase Agreement. Mazal was to acquire from SL Green 49.5% of the ownership of Green 485 JV LLC, a Delaware limited liability company which, prior to the closing, would own the entire beneficial interest in the office building located at 485 Lexington Avenue in Manhattan, New York. In consideration for the purchased interest in Green 485 JV LLC, Mazal would pay a purchase price of approximately $20.1 million (which was to be contributed in equal shares by Optibase and Gilmor).

If closing had occurred, Green 485 JV LLC would have had existing debt to an affiliate of the SL Green in the amount of $12.2 million which would have become due in 2013.

Mazal 485 LLC paid an initial deposit of $7.5 million into escrow in order to secure the payment of the purchase price under the Sale-Purchase Agreement. This amount was later returned to Mazal 485 LLC following the termination of the Sale-Purchase Agreement.

Under the agreement, upon completion of the transaction, Mazal was to have made an approximately $20 million nonrecourse loan to SL Green which would mature on December 31 2020 and which would be secured by a pledge by the SL Green of an additional 49.5% interest in Green 485 JV LLC, with the SL Green retaining an unencumbered 1% interest in Green 485 JV LLC. Mazal was also to have acquired an option to purchase such additional ownership interests exercisable until December 31, 2022, subject to certain limitations.

The transactions above were subject to certain conditions including the lender’s approval of the transfer of ownership in Green 485 JV LLC and the lender’s approval of substitute guarantors under the existing nonrecourse mortgage financing in the principal amount of $450 million serviced by Wachovia Bank.

Subsequently, the Sale-Purchase Agreement was terminated by the seller. For information on a termination letter we received in connection with this property and a lawsuit filed in connection with such letter of termination, see Item 8. "Financial Information - Legal Proceedings" above.

Purchase of a Property in Rümlang, Switzerland

On October 29, 2009, the Company's subsidiary Optibase RE 1 SARL ("Optibase RE 1"), which is wholly owned by the company's subsidiary Optibase Real Estate SARL, entered into a Purchase Agreement with the Swiss property company Zublin Immobilien AG to acquire a 12,500 square meter (approximately 134,500 square feet) commercial building located at Riedmattstrasse 9, Rümlang, Switzerland. Under the Purchase Agreement, Optibase RE 1 undertook to pay a purchase price of CHF 23.5 million (approximately $22.8 million as of the purchase date) to acquire ownership of the property. The Purchase Agreement included representations and warranties from the seller regarding its ownership of the property, the absence of liens, the status of tenant leases and regarding other matters. In the Purchase Agreement, the seller guaranteed the gross annual rental income from two significant tenants up to a maximum amount of CHF 60,000 (approximately $58,000). To secure the Seller's guarantee, an amount of CHF 60,000 was deposited in escrow for two years with Optibase RE 1's counsel. The closing of the Purchase Agreement occurred on October 29, 2009. Upon closing Optibase RE 1 was registered as the owner of the property, and the purchase price was transferred. For further details, see Item 4.B "Business Overview" above.

Mortgage Agreement - Rümlang, Switzerland

In connection with the purchase of a commercial building in Rümlang, on October 28, 2009, the Company, through its subsidiary Optibase RE 1 SARL ("Optibase RE 1"), wholly owned by Optibase Real Estate SARL, entered into a mortgage agreement with Swiss bank Basler Kantonalbank (the "Bank"), according to which the Bank loaned to Optibase RE 1 a principal amount of CHF 18.8 million (approximately $18.1 million as of the purchase date) (the "Loan"). Interest on the principal amount, is payable in four quarterly payments annually, at the rate of the Libor for a period determined by Optibase RE 1 on the date of each payment for the following period, plus a fixed margin of 0.8% (as of the date hereof, the interest is set to be the rate of Libor for a period of 3 months). The Bank may adjust the margin at its sole discretion on account of deterioration in Optibase RE 1's credit standing or the value of the property. The principal amount is payable in four quarterly amortization payments annually, each in the amount of CHF 94,000 (approximately $86,000 as of the purchase date). The principal payments may be adjusted on sole discretion of the Bank if the lease of major tenants is terminated and no replacement tenant is found within 6 months. According to the agreement, Optibase RE 1 may repay the mortgage at any time, subject to a prior notice of three months to the Bank, with no subject penalty. The Bank holds the right to accelerate future loan payments, upon occurrence of certain default conditions listed in the agreement.

As security for repayment of the loan, Optibase RE 1 mortgaged the rights to the Rümlang property in favor of the Bank, and registered such mortgage with the local land registrar. Additionally, Optibase RE 1 committed not to grant any encumbrance or mortgage on the Rümlang property without the Bank's approval. Optibase RE 1 has also pledged to the Bank all if its rights in a designated bank account, to which rent payments and guarantees relating to the Rümlang property are deposited. As additional security, Optibase Real Estate SARL was to pledge all of its shares in Optibase RE 1 to the Bank. The latter pledge, however, has not yet been provided.

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

Sale of our Video Solutions Business

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec, Optibase Technologies Ltd. and Stradis Inc., collectively "Vitec"), pursuant to which Optibase Technologies Ltd. and Stradis Inc. will purchase all of the assets and liabilities related to our Video Solutions Business (the "APA" and the "Transaction", respectively). Closing of the transaction occurred on July 1, 2010. The following is a short summary of the principal provisions of the APA:

Acquired Assets and Liabilities

Pursuant to the APA, Vitec has acquired all rights, title and interest in and to all of our assets and assumed certain liabilities, related to our Video Solutions Business only (the "Acquired Assets"). Our Video Solutions Business included the design, development, manufacture, production, supply, sale, marketing and distribution of video devices and related services (the "Video Solutions Business").

The Acquired Assets included all inventories, tangible assets, intellectual property rights and right under certain assumed agreements, all in relation to the Video Solutions Business only. In addition, Vitec also acquired all rights to the name "Optibase" and derivatives thereof provided, however, that we are entitled to use the Optibase name in connection with our business so long as such use is not related to the field of video solutions.

The following was not purchased by Vitec pursuant to the APA: the legal entities of Optibase Ltd. and Optibase Inc.; any securities of Optibase Inc. and any of our other subsidiaries or affiliates; our rights to any grants from the Israeli Office of the Chief Scientist or from other EU/EC sponsored programs or other grants, received or receivable as to the period ending upon closing of the Transaction; cash, cash equivalents and other investments; leases on our offices, and other properties; rights and claims under current insurance policies and all other assets not related to the and our Video Solutions Business ("Excluded Assets"). In addition, the Excluded Assets include, inter alia, our real estate assets as well as other investments, held directly or indirectly by us.

Consideration

As consideration for the Acquired Assets and the assumption of our liabilities, Vitec paid us a sum of $8 million (plus adjustments relating to receivables and payables as of the closing of the Transaction), of which a sum of $7 million was paid in cash upon closing and $1 million was deposited in an escrow for a period of two years as a security for damages arising or resulting from, inter alia, breach or material inaccuracy relating to our representations and warranties and covenants and liabilities that Vitec may incur which are part of the Excluded Liabilities.

In addition, under to the APA, the consideration will be further adjusted according to an earn-out mechanism pursuant to which 45% of Vitec’s revenues deriving from the Video Solutions Business and exceeding $14 million in the year following the closing of the Transaction, will be paid to us.

Signing Deposit

Upon signing of the APA, Vitec deposited US $500,000 in escrow to be paid to us if closing does not take place within a specific period of time from signing, subject to certain limited circumstances, principally relating to the non-fulfillment of certain closing conditions by Optibase, including, inter alia, the receipt of necessary governmental and third party approvals and the transfer of a certain number of employees to Vitec, in which case, such funds will be returned to Vitec. Following the closing of the Transaction, such sums were repaid to Vitec.

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

Assignment Notice and Joinder Agreement

In connection with the closing of the Vitec Transaction, on June 30, 2010 the parties to the APA and Stradis Inc. signed an Assignment Notice and Joinder Agreement pursuant to which Optibase Technologies assigned Stradis Inc, the right to purchase all of the Acquired Assets (as defined in the APA) owned by Optibase Inc. and the Assumed Liabilities (as defined in the APA) related to such Acquired Assets and Stradis Inc. was deemed a signatory and party to the APA considered the "Purchaser" together with Optibase Technologies Ltd. under the APA and all representations, warranties, covenants, rights and obligations of the Purchaser under the APA shall apply jointly and severally to both Optibase Technologies Ltd. and Stradis, mutatis mutandis.

Side Letter

In connection with the closing of the Vitec Transaction, on June 30, 2010 the parties to the APA signed a Side Letter pursuant to which the parties agreed upon certain arrangements including, inter alia, the following: (i) closing of the transaction will occur on July 1, 2010; (ii) funds relating to 3 European Union consortium agreements which will be placed in a consortium escrow account to be released to the Company upon the transfer of each such agreement; and (iii) since the Company and Vitec could not reach an understanding with respect to the adjustment sums payable upon closing and in order to prevent postponement of the closing date, the Side Letter stipulated that the Company would provide a calculation of the adjustment amount within five days of the closing and Vitec would deposit in escrow an amount equal to the adjustment amount, to be released over a period of 12 months as Vitec collects amounts owed to the Company from customers.

To date, the Company and Vitec have been unable to come to an agreement as to the adjustment amount and Vitec has refrained from depositing any amount in escrow, despite the fact that Vitec has already collected payments owed to the Company from customers and mistakenly received money that belongs to the Company. For further information regarding the legal dispute between the Company and Vitec, including, inter alia, the disputes regarding such consortium escrow account and consideration adjustment escrow account, see Item 8. "Financial Information - Legal Proceedings".

Marquis Residences in Miami Florida

On December 30, 2010, our wholly-owned subsidiary, Optibase Real Estate Miami LLC, entered into an Agreement for Sale with Leviev Boymelgreen Marquis Developers LLC and acquired 21 new luxury condominium units in the Marquis Residences in Miami, Florida. The condominium units were sold by Leviev Boymelgreen Marquis Developers, L.L.C., a Florida limited liability company.

The Marquis Residences is a 67-story tower with 292 luxury residential units ranging from 1,477 to 4,200 square feet, a hotel offering seventy suites, and a spa and fitness center.

Optibase paid a net purchase price of approximately $8.6 million for the 21 condominium units.

Office Complex in Geneva, Switzerland

On March 3, 2011 we acquired, through our subsidiary, an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles (CTN) (the "Property"). The acquisition was undertaken by OPCTN S.A. (“OPCTN”), a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd and The Phoenix Comprehensive Pension (collectively, “The Phoenix”). OPCTN undertook the transaction by acquiring all of the ownership interest in the Property owner Eldista GmbH, a Swiss Company (“Eldista”). The seller, Apollo CTN. S.a.r.l, ("Apollo") is an entity majority owned by Area Property Partners.

Centre des Technologies Nouvelles (CTN) is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meter (approximately 377,000 square feet) of primarily space and is a center for advanced industries including biotech electronic and information technology industries.

The transaction was based on a value of CHF 126.5 million (approximately $136.5 million as of the purchase date) including existing nonrecourse mortgage financing in the principal amount of CHF 85.3 million (approximately $92.4 million as of the purchase date) provided by Credit Suisse. The purchase price for the Eldista shares was CHF 37.9 million (approximately $40.9 million as of the purchase date) subject to a post-closing price adjustment to reflect Eldista’s assets and liabilities as of the closing date.

OPCTN and Apollo entered into a Share Purchase Agreement which included customary representations, and warranties as well as limited indemnities from Apollo regarding Eldista and the Property.  The Seller's obligations under the SPA are guaranteed by Apollo Real Estate Fund II LP and Apollo European Real Estate Fund II (Euro) LP.

Shareholders Agreement with the Phoenix

In connection with the purchase of the office complex in Geneva, Switzerland, we and The Phoenix entered into a Shareholders Agreement regarding our joint shareholdings in OPCTN.  The Shareholders Agreement provides that Optibase will manage the day-to-day operations of OPCTN and Eldista but that certain actions of OPCTN and Eldista are subject to the joint approval of and the Phoenix.  These actions include amendments to organizational documents, changes to business activity, financing arrangements, related party agreements, lease agreements exceeding twenty five percent of the leasable area of the Property, and requesting investments from shareholders in excess of CHF 1 million in a given year and CHF 2.5 million in aggregate.

The Shareholders Agreement also provides that Optibase and Phoenix will fund operating expenses and necessary capital expenditures for the Property that are not adequately funded by operating income, up to an amount of CHF 2 million per event or CHF 5 million per event if the capital expenditures are recommended by a third-party  building engineering company.  If we or The Phoenix do not provide our respective share of these expenses, the Shareholders Agreement provides that the OPCTN shareholdings (and shareholders loans) of the non-funding shareholder ownership will be diluted.

The Shareholders Agreement prohibits us and the The Phoenix from transferring shares in OPCTN until March 2012 and provides that any transfer of shares thereafter (other than to a related party) is subject to the reasonable approval of Optibase and The Phoenix.  In addition the Shareholders Agreement includes right of first offer, tag along and drag along rights in favor of both Optibase and Phoenix. The agreement provides that Optibase will make day-to-day decisions and provides The Phoenix with customary protective rights.

Private Placement to Shlomo (Tom) Wyler

Following the approval of our audit committee and board of directors, the Company and Mr. Wyler, the Chief Executive Officer and President of the Company, who is also considered the controlling shareholder of the Company, have agreed to conduct a private placement of 2,500,000 newly issued ordinary shares of the Company, representing 13.11% of the Company's voting rights, to Mr. Wyler, in consideration for $5 million to be paid to the Company by Mr. Wyler. Following such private placement Mr. Wyler is expected to hold approximately 51.28% of the voting rights in the Company. Such private placement is subject to the approval of our shareholders which is due on May 5, 2011.

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

10.E. TAXATION

The following is a discussion of tax consequences material to us and our Israeli and U.S. shareholders. To the extent the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any non-U.S., state or local taxes.

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

Other Income Tax

Taxable income of Luxemburg and Switzerland companies is subject to tax at the rate of approximately 29% and 25% respectively in 2010.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Most of our revenues are generated in CHF but a portion of our expenses is incurred in NIS and in U.S. dollars. Therefore, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.
The inflation rate in Israel was approximately 3.8% in 2008, approximately 3.9% in 2009 and approximately 2.7% in 2010. The appreciation of the NIS against the dollar was approximately 1.1% in 2008, 0.7% in 2009 and 6% in 2010 and the devaluation of the NIS against the CHF was approximately 2.9% in 2009 and 3.3% in 2010.

Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of NIS against the U.S. dollar and against the CHF. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The functional currency of the Company is the U.S Dollar.

The functional currencies of Optibase's subsidiaries are CHF and U.S dollar. The Company has elected to use U.S dollar as its reporting currency for all years presented.

Since the Company’s financial statements are reported in Nasdaq in USD, the financial statements of Optibase Real Estate SARL whose functional currency has been determined to be CHF have been translated into U.S. dollars.  Assets and liabilities of this subsidiary are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

Interest Rate and Rating Risks

Our exposure to market risk for changes in interest rates in Switzerland relates primarily to our long term loan taken for the purchase of our real-estate property in Switzerland and denominated in Swiss Franks (CHF). Changes in Swiss interest rates, could affect our financial results.

Investments Risks

In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2010, our available net cash was $30.3 million. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. For information concerning our investment policy, see "Item 5.B. Liquidity and Capital Resources" above. The investment guidelines are to be reviewed periodically by our board of directors and Investment Committee with the President and Chief Financial Officer. As of December 31, 2010, our available cash was invested in short term interest bearing bank deposits and money market funds with several banks. Our available cash (including the money market funds) is generally classified as Cash and cash equivalents and, consequently, is recorded on the consolidated balance sheets as such.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

 (a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b)    Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

•
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2010.

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

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Ms. Orli Garti-Seroussi is an "audit committee financial expert" and that she is independent under the applicable Securities and Exchange Commission and NASDAQ listing rules.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2010, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer to Optibase in 2010 and 2009 (in thousands):

	2009	2010
Audit fees (1)	95	95
Audit-related fees (2)		--
Tax fees (3)		--
All other fees (4)	--	25
Total	95	120

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

During 2009 and 2010, none of audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in the United States were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The following are our financial statements audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal year ended December 31 2010, are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-33

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

OPTIBASE LTD.

We have audited the accompanying consolidated balance sheets of Optibase Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accounting principles.

/s/ Kost, Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 17, 2011	A Member of Ernst & Young Global

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$28,651	$30,260
Other accounts receivable and prepaid expenses (Note 5)	4,113	334
Total assets attributed to discontinued operations (Note 1c)	7,072	966

Total current assets	39,836	31,560

LONG-TERM INVESTMENTS:
Long-term deposits (Note 9)	100	157
Investments in companies (Note 6)	700	100

Total long-term investments	800	257

PROPERTY, EQUIPMENT AND OTHER ASSETS, NET
Equipment, net	-	4
Real Estate Property, net (Note 3)	22,080	32,353
Other assets, net (Note 4)	634	552

Total property, equipment and other assets	22,714	32,909

Total assets	$63,350	$64,726

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2009	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loan (Note 8)	$365	$400
Trade payables	29	31
Other accounts payable and accrued expenses (Note 7)	1,908	1,708
Total liabilities attributed to discontinued operations (Note 1c)	7,913	3,006

Total current liabilities	10,215	5,145

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

LONG TERM LOAN, NET OF CURRENT MATURITIES (Note 8)	17,897	19,189

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary Shares of NIS 0.13 par value - Authorized: 30,000,000 shares at December 31, 2009 and 2010; Issued: 16,914,281 shares at December 31, 2009 and 2010; Outstanding: 16,536,708 and 16,556,808 shares at December 31, 2009 and 2010, respectively	650	650
Additional paid-in capital	125,649	125,728
Treasury shares (377,573 and 357,473 shares at December 31, 2009 and 2010, respectively)	(1,208)	(1,074)
Accumulated other comprehensive income (loss)	(54)	479
Accumulated deficit	(89,799)	(85,391)

Total shareholders' equity	35,238	40,392

Total liabilities and shareholders' equity	$63,350	$64,726

The accompanying notes are an integral part of the consolidated financial statements.

April 17, 2011	/s/ Tom Wyler	/s/ Amir Philips
Date of approval of the	Tom Wyler	Amir Philips
financial statements	President and Chief Executive Officer.	Chief Financial Officer

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2008	2009	2010

Fixed income real estate rent	$-	$272	$1,650

Costs and expenses:
Cost of real estate operations	-	11	59
Real estate depreciation and amortization	-	115	695
General and administrative	1,347	1,175	1,502

Total costs and expenses	1,347	1,301	2,256

Operating loss	(1,347)	(1,029)	(606)

Other loss (Note 6)	-	-	(600)
Financial income, net (Note 12)	270	617	304

Loss before taxes on income	(1,077)	(412)	(902)

Taxes on income (Note 10)	-	-	(43)

Net loss from continuing operations	(1,077)	(412)	(945)

Net income (loss) from discontinued operations (Note 1c)	(8,468)	472	5,399

Net income (loss)	$(9,545)	$60	$4,454

Net earnings (loss) per share:

Basic and diluted net loss per share from continuing operations	$(0.07)	$(0.02)	$(0.06)

Basic and diluted net earnings (loss) per share from discontinued operations	$(0.56)	$0.03	$0.33

Basic and diluted net earnings (loss) per share	$(0.63)	$0.00	$0.27

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share:

Basic and Diluted	15,158,580	16,533,586	16,554,870

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January1, 2008	$541	$120,165	$(1,778)	$266	$(80,030)		$39,164

Issuance of ordinary shares in a private placement (see Note 11a)	109	4,891	-	-	-		5,000
Stock-based compensation related to options and unvested shares granted to employees	-	658	-	-	-		658
Issuance of treasury shares upon vesting of shares	-	(222)	472	-	(250)		-
Other comprehensive loss:
Unrealized loss on available-for-sale marketable securities, net	-	-	-	(266)	-	$(266)	(266)
Net loss	-	-	-	-	(9,545)	(9,545)	(9,545)
Total comprehensive loss						$(9,811)

Balance as of December 31, 2008	650	125,492	(1,306)	-	(89,825)		35,011

Stock-based compensation related to options and unvested shares granted to employees	-	221	-	-	-		221
Issuance of treasury shares upon vesting shares	-	(64)	98	-	(34)		-
Other comprehensive loss:
Foreign currency translation adjustment	-	-	-	(54)	-	$(54)	(54)
Net income	-	-	-	-	60	60	60
Total comprehensive income						$6

Balance as of December 31, 2009	650	125,649	(1,208)	(54)	(89,799)		35,238

Stock-based compensation related to options and unvested shares granted to employees	-	167	-	-	-		167
Issuance of treasury shares upon vesting of shares	-	(88)	134	-	(46)		-
Other comprehensive loss:
Foreign currency translation adjustment	-	-	-	533	-	$533	533
Net income	-	-	-	-	4,454	4,454	4,454
Total comprehensive income						$4,987

Balance as of December 31, 2010	$650	$125,728	$(1,074)	$479	$(85,391)		$40,392

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Net income (loss)	$(9,545)	$60	$4,454
Loss (income) from discontinued operations	8,468	(472)	(5,399)

Loss from continued operation	(1,077)	(412)	(945)

Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	-	115	696
Impairment of an investment in company	-	-	600
Realized gain on sale of available-for-sale marketable securities	(274)	-	-
Stock-based compensation related to options and unvested shares granted to employees	658	221	167
Decrease (increase) in other accounts receivable and prepaid expenses	199	(218)	29
Increase in trade payables	-	29	2
Increase (decrease) in accrued expenses and other accounts payable	314	757	(164)

Net cash provided by (used in) from continuing operations	(180)	492	385

Net cash used in discontinued operations	(3,107)	(3,349)	(202)

Net cash provided by (used in) operating activities	(3,287)	(2,857)	183

Cash flows from investing activities:
Purchase of equipment	-	-	(5)
Proceeds from (investment in) short-term deposit	-	(3,750)	3,750
Proceeds from redemption of available-for-sale marketable securities	8,482	-	-
Proceeds from (investment in) long-term lease deposits	(13)	11	(57)
Investment in real estate property	-	(22,282)	(8,786)
Investment in other assets	-	(659)	-
Sale of the Video activity	-	-	6,800
Net cash provided by (used in) investing activities from continuing operations	8,469	(26,680)	1,702

Net cash provided by (used in) investing activities from discontinued operations	(8,709)	28,481	-

Net cash provided by (used in) investing activities	(240)	1,801	1,702

Cash flows from financing activities:
Issuance of ordinary shares in a private placement	5,000	-	-
Proceeds from (repayment of) bank loan	-	18,353	(406)
Short-term bank credit	(634)	-	-

Net cash provided by (used in) financing activities from continuing operations	4,366	18,353	(406)

Exchange differences on balances of cash and cash equivalents	-	(32)	130
Increase in cash and cash equivalents	839	17,265	1,609
Cash and cash equivalents at the beginning of the year	10,547	11,386	28,651

Cash and cash equivalents at the end of the year	$11,386	$28,651	$30,260

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Taxes	$26	$88	$-

Interest	$49	$26	$207

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Optibase Ltd. ("the Company") was incorporated and commenced operations in 1990.

During 2009 the Company had entered into the fixed-income real estate sector after an acquisition of commercial building as more described in paragraph b below.

Until the sale of its video solutions business to VITEC Multimedia ("Vitec") in July 2010 (See 1c below), the Company and its U.S subsidiary, Optibase Inc, provided equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets, which performed through the operation of two product lines: Video technologies and IPTV (collectively: the Video activity). Following the sale of the Video activity, the Company's only operation is the fixed-income real-estate.

As of December 31, 2010, the Company has three active wholly-owned subsidiaries: Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc") Optibase Real Estate Miami LLC in the United States which was incorporated in 2010 ("Optibase Miami") and Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009 (collectively: "the Group").

b.	Acquisition of Real Estate:

2009 Acquisition:

1.
Rümlang , Switzerland

On October 29, 2009, the Company through its subsidiary in Luxemburg, Optibase SARL, acquired a commercial building located in Switzerland. The five-story building includes 12,500 square meters of rentable space with offices, laboratory and retail uses. The purchase price for the transaction was approximately CHF 23,500 of which CHF 18,800 (approximately $ 22,800 and $ 18,100 respectively, as of the purchase date) was financed through a long-term loan from a Swiss bank (see details in Note 8).

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The results of operations of the acquired property are included in the Company's financial statements from the date the acquisition has been completed. The intangible assets associated with the property acquisition are included in the consolidated balance sheets (See also Note 4).

The total purchase price was allocated as follows:

Cash paid	$22,828

Land	$2,818
Building	19,354
Intangible assets-Lease contracts	656

Total purchase price	$22,828

On March 1, 2010 Optibase SARL entered into an Option Agreement with a Cypriot company, Chessell Holdings Limited, with respect to the commercial building acquired by the Company, in Rümlang, Switzerland. Through its beneficial owner, Chessell Holdings introduced Optibase to the Rumlang property and facilitated Optibase's acquisition and financing of the property. Under the Option Agreement, the Company granted Chessell Holdings an option to purchase twenty percent (20%) of the share capital of Optibase SARL in consideration of initial price of CHF 315 (approximately $335) that shall be paid upon exercise (the "initial price"). In addition to the initial price, upon exercise of the option, Chessel Holdings will pay 20% of the investment amount (as defined in the Option Agreement). The shares that would be issued to Chessell Holdings upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase. The Company estimated the fair value of option granted in accordance with ASC 718 using the Binominal model. The option was accounted for as a liability and as of December 31, 2010 the option's value was $21.

2010 Acquisition:

2.
Marquis Residence in Miami, Florida

On December 30, 2010, the Company's wholly-owned subsidiary, Optibase Miami, had acquired 21 condominium units in the Marquis Residence in Miami, Florida. in consideration of approximately $8,632 in cash. The acquisition of the above units was accounted for as acquisition of an asset. The Company intends to hold the units for investment purposes and will consider renting or selling the units in accordance with its business considerations and market conditions.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.	Sale of the Video activity (Discontinued operations):

On March 16, 2010, the Company and its subsidiary, Optibase Inc., entered into an asset purchase agreement (the "Agreement") with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of  S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec, Optibase Technologies Ltd. and Stradis Inc., collectively "Vitec") pursuant to which Vitec will purchase all of the assets and liabilities related to the Company's Video Solutions Business (the "Video activity") against an aggregate consideration of $8,000, subject to certain adjustments and an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the Video activity exceeding $14,000 in the year following the closing of the transaction, will be paid to the Company. Closing of the transaction occurred on July 1, 2010. Additionally, the Agreement contained an arbitration clause, stipulating that disputes under the Agreement will be resolved by arbitration.

Under the Agreement, the Company and Vitec agreed on an adjustment mechanism to the initial consideration, upon which, Vitec shall add or subtract to the consideration an amount equal to accounts receivable, net plus other receivables and prepaid expenses minus accounts payable and other payables, all as of the Closing date. Based on the Company's calculation Vitec should add an amount of $1,200 in accordance with the adjustment mechanism.

As of December 31, 2010, the parties have not been able to reach an agreement as to adjustment amount and Vitec has refrained from depositing any amount in escrow. This led to a dispute between the parties. (See details in Note 9e.1).

The Company recorded a capital gain of approximately $6,300 resulting from this Sale of the Video activity.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The results of operations for Video activity for the years ended December 31, 2008, 2009 and 2010, which were reported separately and retroactively as discontinued operations in the consolidated statements of operations, are summarized as follows:

	Year ended December 31,
	2008	2009	2010

Revenues	$19,901	$13,149	$4,457

Operating income	$10,147	$6,612	$2,874

Costs and expenses	$16,923	$10,914	$3,779

Other Income (loss)	$(1,692)	$4,774	$6,304

Net income (loss) from discontinued operations	$(8,468)	$472	$5,399

Basic and Diluted net earnings (loss) per share from discontinued operations	$(0.56)	$0.03	$0.33

The assets and liabilities of the Video activity for the years ended December 31, 2009 and 2010, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	December 31,
	2009	2010
Assets:

Trade receivables	$2,338	$-
Other accounts receivable	378	966
Inventories	2,356	-
Long term assets	1,364	-
Property and equipment, net	636	-

Total assets	$7,072	$966

Liabilities:

Trade payables	$1,113	$-
Other accounts payable and accrued expenses	4,362	3,006
Deferred Revenues	707	-
Accrued Severance pay	1,731	-

Total liabilities	$7,913	$3,006

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates:

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

The functional currency of the Company is the U.S Dollar.

The functional currencies of Optibase's subsidiaries are CHF and U.S dollar. The Company has elected to use U.S dollar as its reporting currency for all years presented.

Since the Company’s financial statements are reported in Nasdaq in USD, the financial statements of Optibase Real Estate SARL whose functional currency has been determined to be CHF have been translated into U.S. dollars.  Assets and liabilities of this subsidiary are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside of the Group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less at the date acquired.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Costs include those related to acquisition, including tenant improvements.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Building and buildings' improvements	35
Tenant improvements	Minimum lease term or economic useful life
Computers and equipment	3

f.	Long-lived assets including intangible assets:

The Company and its subsidiaries long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2009 and 2010, no impairment losses have been identified.

g.	Investments in companies:

Investments in non-marketable equity securities of companies in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies are recorded at cost.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management evaluates investments in non marketable equity securities for evidence of other-than temporary declines in value. When relevant factors indicate a decline in value that is other-than temporary the Company recognizes an impairment loss for the decline in value. As for impairment charges recorded during 2010 see Note 6a.

h.	Revenue recognition:

The Company generates revenues from fixed income-real-estate derived from its building in Switzerland.

Rental income includes minimum rents and expenses recoveries. Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

Substantially all of the lease agreements contain provisions that require reimbursement of the tenant's share of common area maintenance costs, or common area maintenance fees ("CAM"). Revenue from tenant reimbursements of CAM is recognized in the period that the applicable costs are incurred in accordance with the lease agreements.

i.	Contingencies:

The company periodically estimates the impact of various conditions, situations and/or circumstances involving uncertain outcomes to its financial condition and operating results. The Company accounts for contingent events as required by ASC 450 "Contingencies". ASC 450 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur". Legal proceedings are a form of such contingencies.

In accordance with ASC 450, accruals for exposures or contingencies are being provided when the expected outcome is probable. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in the Company's assumptions, the actual outcome of such proceedings or as a result of the effectiveness of the Company strategies related to these proceedings.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"), which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

k.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and long-term lease deposits.

Cash and cash equivalents are invested in U.S. dollar deposits with major banks in Israel, the United States and Switzerland. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company maintains cash and cash equivalents with diverse financial institutions and monitors the amount of credit exposure to each financial institution.

l.	Earnings (loss) per share:

Basic net earnings (losses) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (losses) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earning Per Share". All outstanding stock options and unvested shares have been excluded from the calculation of the diluted net earnings (losses) per Ordinary share because the securities are anti-dilutive for all periods presented.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Accounting for stock-based compensation:

ASC Topic 718 "Compensation – Stock Compensation" ("ASC 718"), requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. Share-based compensation expense recognized in the Company's consolidated statements of operations for 2008, 2009 and 2010 include compensation expense for share-based awards based on the grant date fair value estimated in accordance with ASC 718.

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

The fair value was estimated at the date of grant using the following weighted average assumptions for the Black-Scholes model:

	December 31,
	2008	2009	2010

Dividend yield	0%	0%	0%
Volatility	58%	60%	61%
Risk free interest	3% - 4.6%	2.36% - 3.69%	1.8% -2.22%
Expected term (years)	4.6	4.75	4.75

The stock-based compensation expenses for the years ended December 31, 2008, 2009 and 2010 were $ 658, $ 221 and $ 167, respectively.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Treasury Shares:

During the past years, the Company repurchased certain of its Ordinary shares on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction from shareholders' equity. From time to time the Company reissues treasury shares under the stock purchase plan, upon exercise of option and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with ASC No. 505-30, “Treasury Stock” and charges the excess of the purchase cost, including related stock-based compensation expenses, over the re-issuance price to retained earnings. The purchase cost is calculated based on the specific identification method. In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

o.	Fair value of financial instruments:

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, other accounts receivable, trade payables, other accounts payable, and accrued liabilities, approximate fair value because of their generally short-term maturities.

Effective January 1, 2008, the Company adopted ASC 820 "Fair Value Measurements and Disclosures". ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Cash and warrants measured at fair value under ASC 820 on a recurring basis as of December 31, 2010.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Impact of recently issued accounting standards:

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" (ASU 2010-06). ASU 2010-06 includes new disclosure requirements related to fair value measurements, including transfers in and out of Levels 1 and 2 and additional information about Level 3 activity. The new disclosures are required in interim and annual reporting periods beginning after December 15, 2009, except for the disclosures relating to Level 3 activity, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption did not have a material impact on the Company's financial statements.

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total

Cost:

At January 1, 2009	$-	$-	$-	$-	$-
Additions	2,832	19,450	-	(110)	22,172

At December 31, 2009	2,832	19,450	-	(110)	22,172
Additions	-	154	8,632	2,102	10,888

At December 31, 2010	2,832	19,604	8,632	1,992	33,060

Accumulated depreciation:

At January 1, 2009	-	-	-	-	-
Depreciation charge for the year	-	92	-	-	92

At December 31, 2009	-	92	-	-	92
Depreciation charge for the year	-	563	-	52	615

At December 31, 2010	-	655	-	52	707

Net book value:

At December 31, 2010	$2,832	$18,949	$8,632	$1,940	$32,353

At December 31, 2009	$2,832	$19,358	$-	$(110)	$22,080

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	December 31,
	2009	2010

Acquired intangible assets, net *)	$634	$552

Intangible assets consist of lease contracts with tenants deriving from the acquisition of a commercial building located in Switzerland (see details in Note 1b (1)).

*)	Amortization expenses amounted to $ 0, $ 22 and $ 132 for the years ended December 31, 2008, 2009 and 2010, respectively.

Estimated amortization expenses for each of the five succeeding fiscal years are as follows:

Year	Estimated amortization expenses

2011	$132
2012	$132
2013	$132
2014	$132
2015	$24

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2010

Short-term deposit (1)	$3,750	$-
Deferred tax asset	145	145
Prepaid expenses	-	96
Income receivable	131	20
Others	87	73

	$4,113	$334

(1)
Short-term deposit was paid by the Company to a third-party in connection with potential transaction to acquire interest in an office building in the U.S.A. As of December 31, 2010, this transaction was terminated and the Company received the deposit from the third party.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVESTMENTS IN COMPANIES

a.
During the years 2000-2004, the Company invested total amount of approximately $2,060 in several investment rounds at Mobixell Networks Inc. (Mobixell), a privately held Company who is engaged in the design, development and marketing solutions for mobile rich media adaptation, optimization and delivery. As of December 31, 2010, the Company holds 4.05% of Mobixell's shares and 2.18% on a fully diluted basis. The Company's investment in Mobixell is presented at cost net of impairments recorded and as of December 31, 2009 and 2010 the investment amounted to $700 and $100, respectively, following an impairment of $600 recorded during 2010.

b.
The Company holds approximately 32% on a fully diluted basis, of V.Box Communication Ltd. ("V. Box"), a privately held Company. As of December 31, 2007, the Company has impaired its entire investment. Optibase did not invest additional amounts thereafter.

c.
As of December 31, 2008, the Company held 5,105,223 Ordinary shares of Scopus, representing aggregate investment of approximately 37% of Scopus then issued share capital, at an aggregate purchase price of approximately $ 28,459.

The Company accounted for the investment under the equity method of accounting in accordance with the provision of ASC 323 "Investment - Equity Method and Joint Ventures".

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

On March 12, 2009 following the closing of the merger agreement between Scopus and Harmonic, the Company had disposed of its entire holding's in Scopus for a total consideration of approximately $ 28,700.

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2010

Employees and payroll accruals	$588	$167
Accrued expenses	1,142	1,438
Other	178	103

	$1,908	$1,708

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	LONG TERM LOAN

a.
On October 29, 2009, Optibase SARL received a mortgage loan ("the loan") from a financial institution in Switzerland, in the amount of CHF 18,800 for the purpose of purchasing the real estate property located in Switzerland ("the property"). The loan bears an adjustable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins (0.8%).  The financial institution may increase margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received.

Maturities of the loan by years are as follows:

Year ended December 31,

2011 (current maturity)	$400

Long-term portion:
2012	$400
2013	400
2014	400
2015	400
2016	400
2017 and thereafter	17,189

$19,189

b.
As of December 31, 2009 and 2010, the Company and its subsidiaries had authorized lines of credit in the amount of $ 395 and $ 70, respectively which are linked to the NIS and bear an annual bank interest rate of Prime plus 1%-1.25%.

The Company and its subsidiaries did not utilize its line of credit as of December 31, 2009 and 2010.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries facilities and motor vehicles are leased under several operating lease agreements for periods ending in 2011.

Future minimum lease commitments under non-cancelable operating leases amounts to $ 408.

As of December 31, 2010, the Company and its subsidiaries provided long-term deposits amounting to $ 117 as collateral, in accordance with the lease agreements.

b.	Guarantees:

As of December 31, 2010, the Company has obtained bank guarantees in favor of a lessor in the amount of $ 124.

c.	Assets pledged as collateral:

As collateral for the Company's lines of credit, a fixed charge has been placed on the Company's property and equipment, shareholders' equity and a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all the other assets of the Company.

d.	Office of the Chief Scientist and European Commission commitments:

Until the sale of the Video activity the Company participated in programs sponsored by the Israeli Government and by the European Commission for the support of research and development activities.

The Company was obligated to pay royalties to the Office of the Chief Scientist ("OCS"), amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

Through December 31, 2010, the Company has paid or accrued royalties to the OCS in the amount of $ 4,308, and had an outstanding contingent obligation to pay royalties in the amount of approximately $ 4,248 plus interest.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In addition, the funding received by the Company from the European commission in several projects is currently under review of the European Union. To date, the review process was only partially concluded and at this time, the Company believes it has sufficient provisions to cover the outcome of such review process.

The provision for the above commitments was recorded under liabilities attributed to discontinued operations.

e.	Legal claim and contingent liabilities:

1.
Under the Agreement related to the Sale of Video activity (as further described in Note 1c) it was agreed that Vitec would collect from customers the payment still owed to the Company, pay amounts due to vendors and also collect other amounts due from the OCS and EC at the closing, the Company would provide Vitec with an estimate of the net amount owed to it. The overall consideration would then be adjusted accordingly. At the closing, the parties have been unable to come to an agreement as to the adjustment amount and in order to prevent postponement of the closing date, on July 1, 2010, a side letter was signed pursuant to which the Company would provide a calculation of the adjustment amount within five days and Vitec would deposit in escrow an amount equal to the adjustment amount, to be released over a period of 12 months as Vitec collects amounts owed to the Company from customers.

However, the parties have been unable to come to an agreement as to the adjustment amount and Vitec has refrained from depositing any amount in escrow.

Vitec claimed that the fact that the Company continues to hold payments sent to it by the customers, causes damage to Vitec and that the money being held by the Company belongs to Vitec. Vitec's claim is that the Company currently holds approximately $1,300 that belongs to them.

The Company claims that Vitec holds approximately $1,000 which belong to the Company, and it is now holding on to the payments sent by customers as a security against the money owed to it and currently held by Vitec.

In addition, a dispute arose between the Company and Vitec with respect to the classification of previously paid sums by the Company's clients for service and maintenance to be provided by Vitec following the closing of the transaction. Such sums amount to approximately $1,082 at closing.

In that respect, since October 17, 2010 Through April 6, 2011, both parties have filed several and separate motions with the Tel-Aviv District Court, seeking, inter alia, fixed and temporary injunctions. To date, the Tel-Aviv District Court has refused to grant temporary injunctions and a hearing regarding the fixed injunctions has yet to be held.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On April 6, 2011, based on a request to dismiss filed by Vitec that same day, the court decided to dismiss the Vitec claim without granting expenses to either party. As a result, claims shall now be transferred to arbitration.

In addition, as part of the Agreement Company, Vitec and Adv. Afik as trustee (the "Trustee") entered into the Consortium Escrow Agreement of March 16, 2010 (the "Consortium Agreement"). Under the Consortium Agreement, $300 of the consideration were held in escrow $100 per each EC Consortium Agreement to be transferred from the Company to Vitec under the Agreement.

On December 7, 2010, Vitec gave notice to the Company that $100 of the consortium agreement was transferred to the Company and accordingly, an amount of $100 was transferred to the Company on December 16, 2010.

On February 9, 2011, an employee of Vitec notified that according to the EC website the final two consortium agreements transferred to Vitec. Despite this and despite repeated demands by the Company to the Trustee, who also serves as Vitec's attorney, to transfer the funds, the Trustee has refrained from doing so.

The Trustee has submitted a motion with the Tel-Aviv District Court requesting instructions from the court as what to do with the abovementioned escrow funds, which the Company has requested to dismiss due to lack of authority to file such a motion. Additionally, the Company has filed a claim with the Tel-Aviv District Court requesting that it orders the Trustee to transfer the escrow funds to the Company.  Vitec and the Trustee have filed a motion to dismiss this claim with the court.

As all the proceedings mentioned above are in their preliminary stages, the Company cannot assess the outcome at this point in time.

2.
In September 2005, the Company was served with a lawsuit filed by Vsoft Ltd., (Vsoft), a company that is undergoing liquidation proceedings and which claimed that during 2002 the Company negotiated with Vsoft in bad faith regarding a potential purchase of its share capital, which led to Vsoft's entering into bankruptcy proceedings. Vsoft demanded damages in the amount of $2,129 as well as the payment of reimbursement of expenses, legal fees and applicable VAT. On January 1, 2006, the Company filed a motion to dismiss the lawsuit based on a claim that Vsoft's receiver did not approve the lawsuit as determined by the liquidation court. As of June 23, 2010, our motion to dismiss was denied. The Company believes, based on the facts known to the Company and based on the advice of the Company's external legal advisors as of this annual report, that though the claim for damages is without merit, the court may rule otherwise, and as such the Company have provided an amount which it believes would cover the risk associated with that lawsuit.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
On February 2, 2010, Mazal 485 LLC, a company whose beneficial interest is jointly owned by the Company and by Gilmore USA LLC ("Mazal"), filed a lawsuit against SL Green Realty Corp. and several of its subsidiaries ("SL Green") regarding the Purchase Agreement for interests in 485 Lexington Avenue. The lawsuit alleged that SL Green breached material terms of the Purchase Agreement and breached its covenant of good faith and fair dealing toward Mazal 485 LLC when it unlawfully notified Mazal of the termination of the Purchase Agreement. The lawsuit sought specific performance to enforce SL Green's obligations under the Purchase Agreement and an abatement of the purchase price to compensate Mazal 485 LLC for damages incurred as a result of SL Green’s breaches. On March 16, 2010, SL Green filed a motion for an order dismissing Mazal's claims, which was heard on June 2, 2010. On June 23, 2010, SL Green's motion to dismiss Mazal's request for specific performance was granted . On July 2, 2010, Mazal filed an appeal of the dismissal of Mazal’s claim for specific performance. In January 2011, Mazal and the seller agreed to a full and final settlement of the lawsuit and entered into a full Settlement and Release Agreement.

Pursuant to the Settlement and Release Agreement, entered into by Mazal and SL Green, Mazal agreed to withdraw its appeal of the dismissal of Mazal’s claim and to withdraw with prejudice the remaining causes of action under the lawsuit from the Supreme Court of New York.  In addition, Mazal and SL Green agreed to a full waiver and release of any claims they may have against each other in connection with the litigation.

4.
There are several legal proceedings initiated against the Company in the ordinary course of business. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters, if any, will have a material adverse impact on the Company's financial condition, results of operations or cash flows.

NOTE 10:-	TAXES ON INCOME

a.
Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the Company's results for tax purposes were measured based on the changes in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/ U.S dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740 "Income taxes", the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME

b.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015, 18% in 2016 and thereafter.

Taxable income of Luxemburg and Switzerland companies is subject to tax at the rate of approximately 29% and 25% respectively in 2010.

c.	Tax assessments:

The Company has final tax assessments through the tax year 2005.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2009	2010

Operating loss carry forward	$17,969	$24,627
Reserves and allowances	7,205	208

Net deferred tax asset before valuation allowance	25,174	24,835
Valuation allowance	(25,029)	(24,690)

Net deferred tax asset	$145	$145

The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that, since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. During 2010, the valuation allowance was decreased by approximately $ 339.

e.	Net operating losses carryforward:

Through December 31, 2010, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $ 70,369 which may be carried forward and offset against taxable income in the future, for an indefinite period.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

As of December 31, 2010, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $ 33,116 that can be carried forward and offset against taxable income for 20 years, no later than 2011 to 2031. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

f.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2008	2009	2010

Loss before taxes as reported	$(1,077)	$(412)	$(902)

Theoretical tax benefit computed at the statutory rate (27%, 26% and 25% for the years 2008, 2009 and 2010, respectively)	$(291)	$(107)	$(226)
Differences in tax rates on income deriving from foreign subsidiaries	(16)	(10)	(89)
Tax adjustments in respect of currency translation	203	341	643
Income and other items for which a valuation allowance was provided	(131)	(162)	(339)
Current adjustment of ASC 740-10	(73)	-	-
Settlement of prior years tax assessments	73	-	-
Other non-deductible expenses	235	(62)	54

Income tax expense	$-	$-	$43

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

g.	Loss before taxes on income consists of the following:

	Year ended December 31,
	2008	2009	2010

Domestic	$(1,593)	$(443)	$(1,343)
Foreign	516	31	441

	$(1,077)	$(412)	$(902)

h.
On January 1, 2007, the Company adopted the provisions of ASC Topic 740-10, "Income Taxes". Prior to 2007, the Company used the provisions of ASC 450 "Contingencies" to determine tax contingencies. As of January 1, 2007 there was no effect on the Company's shareholders equity upon the Company's adoption of ASC Topic 740-10.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2010

Balance at the beginning of the year	$145	$145
Reduction related to settlements of tax matters	-	-
Additions related to tax positions taken during the year	-	-

Balance at the end of the year	$145	$145

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	General:

1.
The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.
On June 25, 2008, following the receipt of the approval of the Company's shareholders on June 18, 2008, the Company had completed a private issuance of 2,816,901 ordinary shares of the Company to the Company's President, Chief Executive Officer and Executive Chairman of the Board of Directors, in consideration for $ 5,000.

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

The total number of options available for future grants as of December 31, 2010 was 2,878,675.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock option activity, and related information, is as follows:

	Year ended December 31
	2010
		Weighted
		average
	Amount	exercise price

Outstanding at the beginning of the year	1,118,473	$3.95
Granted	100,000	$1.70
Forfeited	(675,373)	$4.42

Outstanding at the end of the year	543,100	$2.96

Exercisable options at the end of the year	343,100	$3.84

Options vested and expected to vest at end of year	533,100	$2.99

The weighted average fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $0.98, $1.308 and $0.82, respectively.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company's stock. As of December 31, 2010, the total intrinsic value of outstanding options was $ 25.

As of December 31, 2010, there was $ 180 of total unrecognized compensation cost related to options compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a period of up to 4 years.

c.	Nonvested shares:

In May 2006, the Board of Directors approved the adoption of the 2006 Israeli Incentive Compensation Plan (the "2006 Plan"). The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. The Company currently uses the 2006 Plan for the grant of restricted shares only. The restricted shares are granted at no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. As of December 31, 2010 the pool consists of 300,000 Shares, where an aggregate of 112,450 ordinary shares has been reserved for issuance under the 2006 Plan.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the status of the entity's nonvested shares as of December 31, 2010, and changes during the year ended December 31, 2010, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2010	30,000	$1.39

Granted	24,000	$1.33
Vested	(20,000)	$1.56

Non-vested at December 31, 2010	34,000	$1.27

As of December 31, 2010, there was $ 12 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a period of up to 2 years.

d.	The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2009 and 2010, was comprised as follows:

	Year ended December 31,
	2008	2009	2010

General and administrative from continued operations	$246	$79	$112
Expenses recorded as discontinued operations	412	142	55

Total equity-based compensation expense	$658	$221	$167

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SELECTED STATEMENT OF OPERATIONS DATA

a.	Financial income (expenses):

	Year ended December 31,
	2008	2009	2010

Financial income:
Interest	$214	$423	$612
Foreign currency translation adjustments	-	257	-
Realized gains on sale of available-for-sale marketable securities	349	-	-

	563	680	612
Financial expenses:
Interest	(79)	(63)	(207)
Foreign currency translation adjustments	(139)	-	(101)
Realized losses on sale of available-for-sale marketable securities	(75)	-	-

	(293)	(63)	(308)

	$270	$617	$304

NOTE 13:-	SUBSEQUENT EVENT

1.
On March 2, 2011 the Company acquired through a newly established subsidiary an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles (CTN) (the "Property"). The acquisition was undertaken by OPCTN S.A. ("OPCTN"), a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd and The Phoenix Comprehensive Pension (collectively, "The Phoenix"). OPCTN undertook the transaction by acquiring all of the ownership interest in the Property owner Eldista GmbH, a Swiss Company ("Eldista"). The seller, Apollo CTN. S.a.r.l, is an entity majority owned by Area Property Partners.

CTN is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meter of primarily space and is a center for advanced industries including biotech electronic and information technology industries.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SUBSEQUENT EVENT (Cont.)

The transaction was based on a value of CHF 126,500 including existing nonrecourse mortgage financing in the principal amount of CHF 85,250 (approximately $136,540 and $ 92,387 respectively, as of the purchase date) provided by Credit Suisse. The purchase price for the Eldista shares was CHF 37,921  (plus the existing mortgage loan) out of which amount of CHF 19,340 (approximately $40,943 and $20,881 respectively, as of the purchase date) was paid by the company, subject to a post-closing price adjustment to reflect Eldista's assets and liabilities as of the closing date.

2.
Following the approval of the Company audit committee and board of directors on March 30, 2011, it is currently proposed to approve a private placement of 2,500,000 ordinary shares of the Company to the Company's Chief Executive Officer and President, who is also considered the controlling shareholder of the Company, in consideration for $5,000. Our shareholders are expected to vote on such proposal on May 5, 2011.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

Date: April 18, 2011	OPTIBASE LTD.

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

4.3
Agreement between Mazal 485 LLC and Green 485 Holdings LLC, a subsidiary of SL Green Realty Corp. dated August 7, 2009 (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.4
Agreement between Optibase RE 1 SARL and Zublin Immobilien AG dated October 29, 2009 (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.5
Agreement between Optibase RE 1 SARL and Basler Kantonalbank dated October 28, 2009 (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.6
Agreement between Optibase RE 1 SARL and Chessell Holdings Limited dated March 1, 2010 (incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.7
Agreement between Optibase Inc. and Optibase Technologies Ltd., a wholly owned subsidiary of S.A. Vitec dated March 16, 2010 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.8*	Agreement between Optibase Real Estate Miami LLC and Leviev Boymelgreen Marquis Developers, L.L.C. dated December 30, 2010.
4.9*	Agreement between Apollo CTN S.à.r.l. and OPCTN S.A. dated March 2, 2011.
4.10
Form of Letter of Indemnification between Optibase Ltd. and its directors and officers (incorporated by reference to Exhibit 99.3 to Registrant's Report on Form 6-K, filed with the Commission on October 5, 2005).

4.11
Form of Letter of Indemnification between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.12	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.13	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.14	102 Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.15	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.16
2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to an amendment, by reference to Exhibit 99.7 to the Registrant's Report on Form 6-K, filed with the Commission on February 15, 2002).

4.17	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c).9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.18	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on From S-8 (File no. 333-137644)).
8.1*	List of the subsidiaries of the Company.
11.1*	Code of Business Conduct and Ethics.
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.

* Filed herewith