Form 20-F
period 2011-12-31
OPTIBASE LTD
filed 2012-04-30
CIK 1077618

As filed with the Securities and Exchange Commission on April 30, 2012

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
(Address of principal executive offices)

Mr. Amir Philips, Chief Executive Officer
Telephone Number: 972-73-7073703, Fax Number: 972-73-7073701, Email: amirp@optibase-holdings.com
10 Hasadnaot Street
Herzliya 46728, Israel
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,414,281 Ordinary Shares, par value NIS 0.13 per share, including 313,473 Ordinary Shares held by the Registrant and 30,000 Ordinary Shares held by a trustee for the benefit of the Registrant’s employees under the Registrant's incentive plan, both awarding their holders no voting or equity rights.

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

Yes ☐    No ☒

CERTAIN DEFINED TERMS

In this annual report, unless otherwise provided, references to the "Company," "Optibase", "we", "us" or "our" are to Optibase Ltd., a company organized under the laws of Israel, and its wholly owned subsidiaries. In addition, references to our financial statements are to our consolidated financial statements, except as the context otherwise requires. References to "U.S." or "United States" are to the United States of America, its territories and its possessions.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Introduction

Since our incorporation, we engaged, directly and indirectly, in digital video and streaming based products and services, or the Video Solutions Business. During 2009, we resolved, to expand and diversify our field of operations and enter into the fixed-income real estate sector. For further details, see Item 4.A "History and Development of The Company".

On March 16, 2010, we and our subsidiary, Optibase Inc., entered into an asset purchase agreement, or APA, with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia) or, collectively, Vitec, according to which Optibase Technologies Ltd. purchased all of the assets and liabilities related to our Video Solutions Business, or the Vitec Transaction. The closing of the Vitec Transaction occurred on July 1, 2010. For Further details see Item 10.C "Material Contracts". For details regarding arbitration proceedings in connection with the Vitec Transaction, See Item 8. "Financial Information - Legal Proceedings".

Currently, we, directly and indirectly, engage solely in the real estate sector.

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011, and consolidated balance sheet data as of December 31, 2010 and 2011 from the audited consolidated financial statements appearing elsewhere in this annual report. These financial statements have been prepared in accordance with U.S generally accepted accounting principles, or U.S. GAAP. We derived the consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 from audited consolidated financial statements that are not included in this annual report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" below and the financial statements, including the notes thereto, included elsewhere in this annual report.

The results of operations for the Video Solution Business for the years ended December 31, 2007, 2008 and 2009, were reported separately and retroactively as discontinued operations.

Consolidated Statement of Operations Data:	Year Ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands, except per share data)

Fixed income from real estate	-	-	$272	$1,650	$12,479
Costs and expenses:
Cost of real estate operation	-	-	11	59	1,869
Real estate depreciation and amortization	-	-	115	695	2,153
General and Administrative	1,257	1,347	1,175	1,502	3,057
Total costs and expenses	1,257	1,347	1,301	2,256	7,079
Operating income (loss)	(1,257)	(1,347)	(1,029)	(606)	5,400

Gain on bargain purchase	-	-	-	-	4,412
Other income (loss)	-	-	-	(600)	-
Financial income (loss), net	(31)	270	617	304	(7,481)
Net income (loss) before tax on income	(1,288)	(1,077)	(412)	(902)	2,331
Taxes on income	-	-	-	(43)	(481)

Net income (loss) from continuing operations	(1,288)	(1,077)	(412)	(945)	1,850

Net income (loss) from discontinued operations	(5,885)	(8,468)	472	5,399	(51)
Net income (loss)	$(7,173)	$(9,545)	$60	$4,454	$1,799

Net income attributable to non-controlling interest	-	-	-	-	2,038
Net income (loss) attributable to Optibase LTD	$(7,173)	$(9,545)	$60	$4,454	$(239)

Net earnings (loss) per share :
Basic and Diluted net earnings (loss) per share from continuing operations	$(0.09)	$(0.07)	$(0.02)	$(0.06)	$(0.01)
Basic and diluted net earnings (loss) per share from discontinued operations	$(0.43)	$(0.56)	$0.03	$0.33	$(0.00)

Basic and diluted net earnings (loss) per share	$(0.53)	$(0.63)	$0.00	$0.27	$(0.01)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands):
Basic and Diluted	13,602	15,159	16,534	16,555	18,210

Consolidated Balance Sheet Data:	December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands)

Cash, cash equivalents and short term investment in marketable securities net	$19,021	$11,386	$28,651	$30,260	$22,945
Working capital	38,366	34,200	29,621	26,415	16,361
Long term investment in marketable securities	-	-	-	-	-
Total assets	51,932	47,306	63,350	64,726	219,885
Long term loans, including current maturities	-	-	18,262	19,589	126,135
Capital Stock	120,706	126,142	126,299	126,378	131,478
Total shareholders’ equity	$39,164	$35,011	$35,238	$40,392	$61,261

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

In recent years, except for several non-continuous quarters during 2009, 2010 and 2011, we have been operating at a loss. As of December 31, 2011, we have accumulated losses of $85.7 million. Given current market conditions, the recent economic downturn, the uncertainty regarding rent and sale prices, the demand for our real estate properties and other expenses, we may continue to operate at a loss and may not be able to reach profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. In order to maintain profitability, we will need, among other matters, to expand and engage in new profitable real-estate ventures. We cannot assure you that we will be able to increase our revenues and achieve profitability. For further details regarding our cash flow, see Item 5.B. "Liquidity and Capital Resources".

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

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual results. Factors that may contribute to the fluctuations in our quarterly results of operations include:

❖	The purchase or failure to purchase real-estate assets;

❖	Changes in rent prices for our properties;

❖	Changes in presence of tenants and tenants' insolvency;

❖	Changes in the availability, cost and terms of financing;

❖	The ongoing need for capital improvements;

❖	Changes in foreign exchange rates;

❖	Changes in interest rates; and

❖	General economic conditions, particularly in those countries or regions in which we operate.

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

Our executive officers, directors and the entities affiliated with them, beneficially own, in the aggregate, as of April 2, 2012, approximately 52.23% of our outstanding ordinary shares, of which Shlomo (Tom) Wyler, our president and a member of our board of directors holds approximately 51.3% (calculated taking into consideration shares underlying options that are currently exercisable or exercisable within 60 days of April 2, 2012 which are deemed to be outstanding), see Item 7.A. "Major Shareholders" below. Mr. Wyler would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We manage our available cash through investments in interest bearing bank deposits and money market funds with leading banks. We are exposed to the credit risk of such banks.

During 2011, our available cash was invested in interest bearing bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

The trading price of our ordinary shares has been volatile, and may continue to fluctuate due to factors beyond our control.

The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

❖	Availability of funding resources for the acquisition of new real estate assets;

❖	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

❖	Seizure of a substantial business opportunity by our competitors or us;

❖	Changes in interest rates;

❖	Changes in foreign exchange rates;

❖	The entering into new businesses;

❖	Quarterly variations in our results of operations or in our competitors’ results of operations; and

❖	Changes in earnings estimates or recommendations by securities analysts.

This volatility may continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2011 through April 2012, the closing price of our ordinary shares fluctuated reaching a high of $1.75 and decreasing to a low of $0.99. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Holders of our ordinary shares who are United States residents face income tax risks.

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we became a PFIC during the taxable year ended December 31, 2011, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read "Item 10.E. Taxation" under the heading "United States Federal Income Tax Consequences" below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

As we have done in the past, we may in the future continue to pursue acquisitions of businesses, or the establishment of joint ventures, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, could cause diversion of management’s time as well as our resources. Future acquisitions could result in:

❖	Additional operating expenses without additional revenues;
❖	Potential dilutive issuances of equity securities;
❖	The incurrence of debt and contingent liabilities;
❖	Amortization of bargain purchase gain and other intangibles;
❖	Impairment charges; and
❖	Other acquisition-related expenses.

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

The impact of the extenuations given to us as a foreign private issuer.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2011, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to our Real Estate Business

The real estate sector continues to be cyclical and affected by changes in general economic, or other business conditions that could materially adversely affect our business or financial results.

The real estate sector has been cyclical historically and continues to be significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

•	employment levels;

•	availability of financing for homebuyers and for real estate investors/funds;

•	interest rates;

•	consumer confidence and expenditure;

•	levels of new and existing homes for sale;

•	demographic trends;

•	urban development and changes;

•	housing demand;

•	local laws and regulations; and

•	acts of terror, floods or earthquakes.

These may occur on a global scale, like the recent housing downturn, or may affect some of the regions or markets in which we operate. An oversupply of alternatives to our real estate properties can also reduce our ability to lease spaces and depress lease prices, thus reducing our margins.

As a result of the foregoing matters, we may face difficulties in the leasing of our projects and we may not be able to recapture any increased costs by raising lease payments.

With respect to our commercial properties, we are dependent on the continued tenant demand for our properties. If there is a decrease in tenant demand and an increase in vacancy of our commercial properties, it would adversely affect our financial condition and results of operations.

We own, through our subsidiaries, an office building in Rümlang, Switzerland and fifty one percent in a an office building complex in Geneva, Switzerland, which are currently leased to third parties. The office building in Rümlang includes approximately 12,500 square meters of leasable space (approximately 135,000 square feet), is currently leased to 10 tenants, and is currently 100% occupied. Three of the Rümlang tenants occupy approximately 9,700 square meters or 78% of the total leasable space and represent approximately 78% of the total rental income while the sole largest tenant occupies over 4,000 square meters representing approximately 34% of the rentable space and approximately 36% of the rental income. Expiration dates of the three tenants range from October 2011 and through June 2015, with notice periods ranging from three to six months and one lease with no break options at all. The lease that has expired in October 2010 is still in effect as it still has a six months’ notice. The Geneva property has approximately 35,000 square meters of leasable space, is currently leased to 45 tenants and is currently 99% occupied. Seven of the Geneva tenants occupy approximately 23,800 square meters or approximately 70% of the total leasable space and represent approximately 73% of the total rental income while the sole largest tenant occupies over 8,000 square meters representing approximately 24% of the rentable space and approximately 26% of the rental income. Expiration dates of the seven tenants range from May 2012 and through March 2020, with notice periods ranging from one to twelve months and some leases with no break options at all. If such lease agreements are terminated, there is no assurance that we will be able to attract new lessees in favorable terms or at all, which would materially adversely affect our financial condition and results of operations.

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

As of April 2, 2012, two of our properties, Riedmattstrasse 9 in Rümlang, Switzerland and CTN in Geneva, Switzerland, accounted for the majority of our portfolio annualized rent. Our revenue would be materially adversely affected if any of these properties were materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if tenants at these properties fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy.

We may have difficulties leasing real-estate properties.

The fixed income real-estate sector relies on the presence of tenants in the real-estate assets. The failure of a tenant to renew its lease, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant can have a material adverse effect on the economic performance of the real-estate asset. There can be no assurance that if a tenant were to fail to renew its lease, we would be able to replace such tenant in a timely manner or that we could do so without incurring material additional costs. In addition, we are dependent on our ability to enter into new leases on favorable terms with third parties, in order to receive a profitable price for each real-estate property. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing properties. The existence of competitive alternatives could have a material adverse effect on our ability to lease space and on the level of rents we can obtain. The recent global economic recession, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle, may impact our ability to find tenants for our properties. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for our real estate projects and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement tenant.

We are depended on the solvency of our tenants and may lease properties at below expected rental rates.

Rental leases may decrease below our expectations. In the case of such decrease, or if circumstances arise beyond our control, such as market prices, market demand and negative trends, we may have to sell a project at a price below our projections. In addition, we could be in the position where there will be no demand at acceptable prices and we shall be required to hold, operate and maintain the project until the financial environment will improve and allow its disposal.

In addition, the ability to collect rents depends on the solvency of the tenants. Tenants may be in default or not pay on time, or we may need to reduce the amount of rents invoiced by lease incentives, to align lease payments with the financial situation of some tenants. In all these cases, tenant insolvency may hurt our operational results.

We may experience future unanticipated expenses.

Our performance depends, among others, on our ability to pay for adequate maintenance, insurance and other operating costs, including real estate taxes. All of these expenditures could increase over time, and may be more expensive than anticipated. Sources of labor and materials required for maintenance, repair, capital expenditure or development may also be more expensive than we expected. An unplanned deviation from one of the above expenditures, and other, could increase our operating costs.

The fair value of our real estate may be harmed by certain factors, which may entail impairment losses not previously recorded which, in turn, will affect our financial results.

Certain circumstances may affect the fair value of our real estate assets, including, among other things, (i) the absence of or modifications to permits or approvals required for the operation of any real estate asset; (ii) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets. In addition, certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; (iii) agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, and which may be accompanied with a demolition order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased, thereby resulting in potential impairment losses not previously recorded in our financial results.

Since market conditions and other parameters (such as macroeconomic environment trends, and others), which affect the fair value of our real estate, vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (in general, immediately after the annual balance sheet date). In the event the projected forecasts regarding the future cash flows generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

In addition, any change in the yield rate of any of our real estate assets may cause a significant decrease to the fair value of such assets, thereby resulting in potential impairment losses not previously recorded in our financial results.

We may experience difficulties in finding suitable real-estate properties for investment, either at all or at viable prices.

Being a company that engages in investments in real-estate, finding a suitable real-estate property for investment is critical to our income. Such finding becomes difficult as the demand for real-estates in the markets we are involved in grows, and the supply decreases. Therefore, difficulties in finding suitable real-estate properties for investment, may affect our growth and the number of assets the Company has to offer, and therefore materially affect our potential profit and our business and results of operation.

The choice of suitable locations for real estate projects is an important factor in the success of the individual projects. For example, office space should ideally be located within, or near, the city center, with well-developed transportation infrastructure (road and rail) located in close proximity to facilitate customer access. If we are not able to find sites in the target cities which meet our criteria or which meet our price range, this may materially adversely affect our business and results of operation.

In addition, we may be unable to proceed with the acquisition of properties because we cannot obtain financing on favourable terms. We may require substantial up-front expenditures for property acquisition. Accordingly, we may require substantial amounts of cash and financing from banks and other capital resources (such as institutional investors and/or the public) for our real estate operations. We cannot be certain that such external financing would be available on favourable terms or on a timely basis or at all.

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

We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent approximately $37 million in cash as a component of the consideration paid to acquire Viewgraphics Inc. and certain other assets, see also "Item 4.A. History and Development of the Company" below. Since then, we have only raised a total of $10 million from Mr. Wyler, our president and member of our board of directors, in two private placements, which took place in June 2008 and in May 2011. For further details on such placements see Item 7.B "Related Party Agreements".

It is probable that we will need to raise additional capital in the future to support our longer-term strategic plans. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. If we are unable to obtain additional financing, this could inhibit our growth and increase our operating costs.

An adverse change in the Swiss real estate market will adversely affect our results of operations.

Two out of our three investments are located in Switzerland. The Swiss economy led to a slight increase in demand in the office property market. In particular, Switzerland remains an attractive location for international service providers and corporate headquarters. There is also an ever-increasing demand for high-quality, modern spaces, which ultimately also has a positive impact on the rent level. However, while jobs were still being created at the beginning of 2011, the Swiss economy slowed down and consumer sentiment dimmed somewhat in the second half of the year. Towards the end of 2011, the demand for office space slowed down due to announced and expected job losses. Any significant adverse change in the real estate market in Switzerland, such as decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

With respect to our residential property in Miami, Florida, the success of our investment will depend on market conditions.

On December 30, 2010, our wholly-owned subsidiary, had acquired 21 luxury condominium units in the Marquis Residences in Miami, Florida. To date, the units have been fully constructed and are in rentable condition. Currently 20 of the units are occupied by tenants and the remaining unit is being marketed to potential tenants. For further information see Item 4.B. "Business Overview - Real Estate Business".

We intend to keep holding the units for investment purposes and will consider renting or selling the units in accordance with our business considerations and market conditions. Depending on our decision, we may be unable to sell or lease up these condominium properties on schedule or on favorable terms, which may result in a decrease in expected rental revenues and/or lower yields, if any.

The illiquidity of real-estate properties may affect our ability to sell our properties.

Real estate properties in general are relatively illiquid. Such illiquidity may affect the ability to dispose of or liquidate part of real-estate assets in a timely fashion and at satisfactory prices in response to changes in the economic environment, the real estate market or other conditions.

Cause of physical damages and other nature losses may affect our properties.

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

Environmental discoveries may have a significant impact on the budget, schedule, viability and marketability of our assets.

We may encounter unforeseen compliance defaults due to factors beyond our control such as delays or defaults caused by previously unknown soil contamination or the discovery of archaeological findings which may have a significant impact on development budget and schedules and which may, in turn, have a detrimental effect on the viability or marketability of the development or cause legal liability in connection with real properties. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the real estate as security. Additionally, any future sale of such property will be generally subject to indemnities and warranties to be provided by us to the purchaser against such environmental liabilities. Accordingly, we may continue to face potential environmental liabilities with respect to a particular property even after such property has been sold. Laws and regulations may also impose liability for the release of certain materials into the air or water from a property, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of, and impose liability for, the disturbance of wetlands or the habitats of threatened or endangered species. Any environmental issue may significantly cause delays, which could have a material adverse effect on the profitability of that development and our results of operations and cash flows.

We may depend on partners in our joint ventures and collaborative arrangements.

We are currently, with respect to our real-estate property in Geneva, Switzerland, and we may, in the future, own interests in real-estate assets or real-estate holding companies in partnership with other entities. Our investments in these joint ventures may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent or may not fulfill its financial obligations under our joint venture agreements, which may cause us to provide financing in excess of our ownership share or which may cause us to be unable to fulfill our financial obligations, possibly triggering a default under our bank financing agreements or, in the event of a liquidation, preventing us from managing or administering our business or entail a compulsory sale of the asset at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our assets that are jointly owned.

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

We depend on a limited number of key personnel who would be difficult to replace, and if we lose the services of these individuals or cannot hire additional qualified personnel, our business will be affected.

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

We plan to continue acquiring properties as we are presented with attractive opportunities. We may face competition for acquisition opportunities from other investors, particularly private investors who can incur more leverage, and this competition may adversely affect us by subjecting us to the following risks:

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

The following are risks related to the sale of our Video Solutions Business to Vitec:

We are currently undergoing arbitration proceedings in connection with the sale of our Video Solutions Business to Vitec.

As of this date, Vitec and us have been unable to come to an agreement as to several disputes which arose between the parties and which relate, inter alia, to the adjustment amount to be added to the consideration, the collection of sums payable from past clients services and maintenance contracts and other obligations made towards us by Vitec. To date, we and Vitec are parties to arbitration proceedings in which Vitec submitted its statement of Claim against us demanding us to pay Vitec approximately $23 million and we submitted our statement of claim against Vitec demanding that Vitec pay us an aggregate sum of approximately $1.5 million. For further information, see Item 8. "Financial Information - Legal Proceedings". In case where the arbitration proceedings will be decided against us, such decision could materially adversely affect our cash flow.

In addition, in connection with the sale of our Video Solutions Business to Vitec, both parties agreed on mutual indemnification for a period of two years until July 2012 for damages arising or resulting from, inter alia, breach or material inaccuracy relating to the representations, warranties and covenants and the liabilities that Vitec may incur which are part of the Excluded Liabilities arising or resulting therefrom such as the breach or material inaccuracy of any representation or warranty, and for that purpose $1 million out of the aggregate consideration in the Vitec Transaction was put in escrow as security for such understanding. In light of the existing arbitration proceedings between Vitec and us, there is a risk that Vitec will object to the release of such indemnification escrow which will have an adverse affect on our cash flow. In addition, indemnification provisions will apply for longer periods in the case of damages resulting from fraud or willful misconduct, a period of three years from closing for non-competition provisions and an indefinite confidentiality undertaking). The mutual indemnification will be limited to a maximum amount of $6 million. A claim against us could result in substantial cost which would have a negative impact on our financial condition.

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

In that respect, during 2009 and 2010 we were audited by the European Union, or the EU, for grants received under three FP6 contracts. The results of the audit reflect an over payment by the EU of approximately Euro 280,000 to be repaid. In addition, the EU has inflicted a fine in the amount of Euro 115,000. In addition, we were required by the EU to review the non-audited FP6 contracts and analyze whether there is a need for any implementation of the audit findings for these contracts as well. Furthermore, we are currently undergoing an audit by the OCS for royalties paid before the sale of our Video Solutions Business. A payment to the EU and the OCS will adversely affect our cash flow, although from financial prospective, at this time, we believe that we have sufficient provisions to cover the final outcome of such review processes.

Risks Relating to Operations in Israel

Because most of our revenues are generated in Swiss Francs but a portion of our expenses are incurred in New Israeli Shekels and in US dollars, our results of operations may be adversely harmed by currency fluctuations.

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

Our operations could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations. These measures, however, may not adequately protect us from adverse effects due to the impact of inflation in Israel.

The inflation rate in Israel was approximately 3.9% in 2009, approximately 2.7% in 2010, and approximately 2.2% in 2011. The appreciation of the NIS against the dollar was approximately 0.7% in 2009, 6% in 2010, and a devaluation of 7.7% in 2011 and the devaluation of the NIS against the CHF was approximately 2.9% in 2009, 3.3% in 2010, and 7.2% in 2011. The appreciation of the CHF against the dollar was 1.7% in 2009, 9.4% in 2010, and 0.1% in 2011.

Potential political and military instability in Israel may adversely affect our results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, since September 2000, there has been a high level of violence between Israel and the Palestinians. In July 2006, the Israeli army was engaged in extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Recently, there has been a further escalation in violence among Israel, Hamas, a militant group responsible for many attacks into Israel, the Palestinian Authority and other groups. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. These developments have further strained relations between Israel and the Palestinian Authority. Moreover, since December 2010, there has been a wave of protests and civil resistance demonstrations in several countries in the Middle East and North Africa, including Egypt and Syria, which share a border with Israel. The demonstrations and acts of civil resistance in Egypt led to the resignation of the former Egyptian president Hosni Mubarak and to extensive revisions in the Egyptian governmental structure. It is not clear how this revolutionary wave, also known as the Arab Spring, will develop and how it will affect the political and security situation in the Middle East. It is also not clear how it will affect Israel and its relationship with its Arab neighbors. It is also widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

The Companies Law further provides that a purchase of shares or voting rights of a public company or a class of shares of a public company, which will result in the purchaser's holding 90% or more of the company’s shares or class of shares, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company's shares or class of shares (including those shares held by shareholders who did not respond to the offer), if either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class. The shareholders, including those who indicated their acceptance of the tender offer (except if otherwise detailed in the tender offer document), may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

Optibase was founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Optibase Ltd. Our principal executive offices are located at 10 Hasadnaot Street, Herzliya 46728, Israel, and our telephone number at that location is +972-73-7073700. Our website is located at www.optibase-holdings.com. We use a local agent in California for administrative purposes and domestic filings, which is Formation Solutions Inc. 400 Continental Boulevard, 6th Floor El Segundo, CA 90245.

Since our foundation we were engaged in the Video Solution Business. We sold that business to Vitec in March 2010 and we are currently engaged in the real estate sector. For further details, see below.

The following is a short description of our history since our foundation:

Commencing in February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Shlomo (Tom) Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. In addition, during 2008 and 2011, the Company issued an aggregate number of 5,316,901 ordinary shares in a private placement to Mr. Wyler. As of the date of this annual report, Mr. Wyler serves as our president and a member of our board of directors and is considered the Company’s controlling shareholder. For additional information on Mr. Wyler’s holdings in the Company, see Item 7.A. "Major Shareholders".

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

In June 2004, we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100, in consideration for $2.5 million in cash and costs incurred by us totaling $401,000. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing product line activity. For further information regarding this agreement, see Item 10.C. "Material Contracts".

We listed our ordinary shares for trade on the Tel Aviv Stock Exchange, or the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of the Company’s ordinary shares from trade on the TASE was effective on September 28, 2008. The last day for trading of the Company’s ordinary shares on the TASE was September 24, 2008.

In a series of transactions conducted during 2007 and the first quarter of 2008, we purchased an aggregate of 5,105,223 ordinary shares of Scopus Video Networks Ltd., or Scopus, representing approximately 37% of Scopus’ issued and outstanding share capital, for an aggregate consideration of $28.7 million. For further information on these agreements, see Item 10.C. "Material Contracts".

During 2008, we held negotiations with Scopus for the sale of our Video Solutions Business pursuant to which a non-binding term sheet for such sale was executed on August 4, 2008. Under the term sheet, we undertook to sell our Video Solutions Business in consideration for 2.6 million of Scopus shares, and up to additional 900,000 of Scopus shares based on the post-closing performance of our business. Such negotiations did not materialize into a binding agreement with Scopus. On December 23, 2008, Scopus entered into a definitive agreement with Harmonic Inc., or Harmonic, pursuant to which Harmonic undertook to acquire Scopus by way of merger pursuant to which, each shareholder of Scopus shall receive $5.62 in cash per each outstanding share of Scopus. At the time of such agreement, we held approximately 36% of Scopus’ outstanding share capital. On March 12, 2009, following the closing of the merger agreement between Scopus and Harmonic, we disposed of our entire holding in Scopus shares consisting of 5,105,223 shares representing 36.34% of Scopus then issued share capital for a total consideration of $28.7 million. As a result, during the first quarter ended March 31, 2009, we recorded other income of $4.8 million, net of equity in losses. For further information on this transaction, see Item 10.C. "Material Contracts".

On May 11, 2009, our board of directors resolved to expand and diverse our operations and enter into the fixed-income real estate sector. Our board of directors believed that due to the global financial crisis, the fixed-income real estate sector has become attractive and presents new business opportunities, and determined that there are opportunities, especially in Central and Western Europe and North America that are potentially beneficial for us and our shareholders that should be pursued. At a special shareholders meeting held on June 25, 2009 our shareholders approved the diversification of our operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation to do so. As of the date hereof, we have entered into certain agreements for the purchase of real estate assets. For further information see Item 4.B "Business Overview".

In 2010, we sold our Video Solution Business for an aggregate consideration of $8 million. For further details regarding such sale and the arbitration proceedings entered into between us and the purchasers, see Item 3.D. "Risk Factors" and Item 8. "Financial Information - Legal Proceedings".

Following the abovementioned decision to diversify our operations, we have entered into three investments in the real estate sector, including purchases of an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles, or CTN complex, a commercial building located at Rümlang, Switzerland, and 21 condominium units in the Marquis Residence in Miami, Florida.

For additional information see Item 4.B "Business Overview" and Item 10.C "Material Contracts".

In addition, we hold, on a fully diluted basis, approximately 2.08% of the issued and outstanding share capital of Mobixell Networks Inc., a private company which designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery. Such investment is reported in our financial statements for 2011 at $100,000.

We also hold approximately 24% of V.Box Communication Ltd., on an as converted basis, a private company engaged in providing Digital TV and Data Broadcast receiver equipment for Video and Data applications. Such investment is reported in our financial statements for 2011 at zero.

4.B. BUSINESS OVERVIEW

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

As of the date of this annual report, our portfolio includes a total of two operating commercial properties as well as condominium units in one residential project.

Properties

The following table provides details regarding all of our real-estate assets properties, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)	NOI ($000)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	35,000	11,245	100	321	6,439
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	1,805	99	146	677
Marquis Residences	Miami, Florida	December 30, 2010	100%	Ownership	Residential - Condominium Units	3,229	574	67	267	(423)
Portfolio Total/Weighted Average	-	-			-	50,729	13,624	98	275	6,693

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2011 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2011, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

Set forth below is additional information with respect to our projects:

Geneva, Switzerland

On March 3, 2011, we acquired, through our newly owned subsidiary, an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles, or CTN complex. The acquisition was undertaken by OPCTN S.A., or OPCTN, a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd and The Phoenix Comprehensive Pension, or, collectively, the Phoenix. OPCTN undertook the transaction by acquiring all of the shares of the Property owner Eldista. The seller, Apollo CTN. S.a.r.l, is an entity majority owned by Area Property Partners.

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meters of leasable space (approximately 377,000 square feet), is currently leased to 45 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 99% occupied. Seven of the Geneva tenants occupy approximately 23,800 square meters or 70% of the total leasable space and represent approximately 73% of the total rental income while the sole largest tenant occupies over 8,000 square meters representing approximately 24% of the rentable space and approximately 26% of the rental income. Expiration dates of the seven tenants range from May 2012 through March 2020, with notice periods ranging from one to twelve months and some leases with no break options at all. If such lease agreements are terminated, there is no assurance that we will be able to attract new lessees in favorable terms or at all.

The transaction was based on a value of CHF 126.5 million (approximately $136.6 million as of the purchase date) and provided for the assumption of existing nonrecourse mortgage financing in the principal amount of CHF 85.3 million (approximately $92.4 million as of the purchase date) provided by Credit Suisse. The total purchase price for the Eldista shares was CHF 37.7 million (approximately $40.6 million as of the purchase date) subject to a post-closing price adjustment to reflect Eldista’s assets and liabilities as of the week of the closing date.

In addition as agreed, we paid CHF 1 million (approximately $1,075,000 as of the purchase date), or the Adjustment Escrow, into an escrow account. The release of the Adjustment Escrow depends on the consequence of the net assets adjustment. The net assets adjustment finally amounted to be a net liability of CHF 200,000. Accordingly, CHF 700,000 of the escrow is to be paid to us and the balance of the escrow of CHF 300,000 (approximately $214,000, $745,000 and $319,000, respectively) is to be paid to the seller.

In connection with the transaction, Optibase and The Phoenix entered into an agreement regarding their shareholdings in OPCTN. The agreement provides that Optibase will make day-to-day decisions and provide The Phoenix with customary protective rights.

Following the transaction, Eldista entered into a Consultancy Agreement with Swiss Pro Capital Limited, or Swiss Pro, a Cypriot company formerly known as Chessell Holdings which had introduced Optibase and The Phoenix to the Property. Under the Consultancy Agreement, Swiss Pro will provide consultancy services to Eldista regarding the administration and supervision of the Property and its management. Swiss Pro will receive a monthly fee for its services and will also be entitled to a bonus based on future performance above a certain return on the investment.

In September, 2010, Eldista was granted a mortgage loan from a financial institution in Switzerland, in the amount of CHF 85.3 million for the purpose of purchasing its real estate property located in Geneva, Switzerland. The loan bears an adjustable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins (1.8%). Principal and interest of the loan are payable quarterly. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. Eldista had the option to convert the mortgage into another mortgage product offered by the bank until April 30, 2015. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received.

On October 28, 2011, we entered into a refinancing arrangement with Credit Suisse for the CTN complex. The refinancing involved a new mezzanine loan that Credit Suisse provided to OPCTN and a refinancing of the existing mortgage loan of OPCTN's subsidiary, Eldista. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The combined interest rate of the new loans is 0.83% compared with 1.8% that Credit Suisse charged on the previous mortgage loan. The loans are repaid at a rate of CHF two million per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares. For further information regarding the refinancing agreement, see Item 5.B "Liquidity and Capital Resources", and Item 10.C. "Material Contracts".

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

In consideration for the 21 condominium units, we paid a net purchase price of approximately $8.6 million. In addition to the purchase price, we have invested approximately $781,000 in finishing the units.

 To date, 20 of the 21 units are rented out and the remaining unit is being offered for rental. We intend to hold the units for investment purposes and will consider to continue renting or selling the units in accordance with our business considerations and market conditions. For further information, see Item 10.C. "Material Contracts".

Rümlang, Switzerland

On October 29, 2009, our wholly-owned subsidiary, Optibase RE 1 s.a.r.l., acquired a commercial building located at Riedmattstrasse 9, Rümlang from the Swiss property company Zublin Immobilien AG. Rümlang is situated 15 km from Zurich and as many commercial buildings due to its strategic location in proximity to Zurich international airport.

The five-storey building includes 12,500 square meters (approximately 135,000 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 10 tenants, and is currently 100% occupied. Three of the Rümlang tenants occupy approximately 9,700 square meters or 78% of the total leasable space and represent approximately 78% of the total rental income while the sole largest tenant occupies over 4,000 square meters representing approximately 34% of the rentable space and approximately 36% of the rental income. Expiration dates of the three tenants range from October 2011 and through June 2015, with notice periods ranging from three to six months and one lease with no break options at all. The lease that has expired in October 2010 is still in effect as it still has a six months' notice.

The purchase price for the transaction was approximately CHF 23.5 million of which CHF 18.8 million (approximately $22.8 million and $18.1 million respectively, as of the purchase date) was financed by a local Swiss bank pursuant to a mortgage agreement.

For further information regarding the acquisition agreement and the mortgage agreement, see Item 10.C. "Material Contracts".

Swiss Pro introduced Optibase to the Rümlang property through its beneficial owner. Swiss Pro also facilitated Optibase’s acquisition and financing of the property. In connection with such services, the Company’s subsidiary in Luxembourg entered into an option agreement dated March 1, 2010 with Swiss Pro  pursuant to which Swiss Pro was granted an option to purchase twenty percent (20%) of the shares of Optibase RE 1 s.a.r.l, the owner of the property. For further information, see Item 10.C. "Material Contracts".

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

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in the CTN complex are Lem SA, Addex Therapeutics, Novimune SA and Anteis SA. As of December 31, 2011 these tenants occupied approximately 21,000 square meters and accounted for approximately $7.1 million of rent income, or approximately 41% of our gross leasable area and approximately 54%, of our annual rent. No other tenant accounted for over 5% of our annual rent.

Remaining items of the Video Solution Business

As part of the Vitec Transaction, an earn-out mechanism was agreed upon pursuant to which 45% of Vitec's revenues deriving from the Video Solutions Business exceeding $14 million in the year following the closing of the transaction, will be paid to us.

In addition, in connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to the support of the OCS for the period ending on the date of the closing of the Vitec Transaction to Vitec. We are currently undergoing an audit by the OCS, for royalties paid before the sale of our Video Solution Business. We believe we have sufficient provisions to cover the outcome of such review process.

We were also involved in joint research projects with large European companies under the auspices of, and with financial assistance from, the European Union Research and Development Framework Programs. In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to our involvement in joint research projects with the European Union for the period ending on the date of the closing of the Vitec Transaction to Vitec. Under the Vitec Transaction, Vitec undertook to deposit in escrow a sum of $100,000 per each of the three such projects which were to be transferred to Vitec. To date, we have yet to receive the remaining $200,000 still in escrow and have consequently filed a motion in the Tel-Aviv District Court against the escrow agent. For additional information see Item 8. "Financial Information - Legal Proceedings". During 2009 and 2010 we were audited by the European Union for grants received under three FP6 contracts. The results of the audit reflect an over payment by the EU of approximately Euro 280,000 to be repaid. In addition, the EU has inflicted a fine in the amount of Euro 115,000. We were also requested to review the non-audited FP6 contracts and analyze whether there is a need for any implementation of the audit findings for these contracts as well. We are currently evaluating our position with respect to the audit and we believe that we have sufficient provisions to cover the final outcome of such review processes. For details regarding our arbitration proceedings with Vitec, including a personal claim against the trustee for the non-release of $200,000 put in escrow, see Item 8. "Financial Information - Legal Proceedings".

4.C. ORGANIZATIONAL STRUCTURE

We have two wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California, the United States in 1991 and Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009. In addition, we also hold a 51% interest in OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011. Prior to the closing of the Vitec Transaction, our sales activities of the Video Solutions Business in the US operated directly and through Optibase Inc., which managed our North American sales, marketing and customer support activities and the sales activities in Europe (including Israel) were conducted through sales managers. Our real estate activity is managed through several subsidiaries held directly and indirectly by Optibase Ltd. or its abovementioned subsidiaries.

In addition, we hold convertible bonds, which, if converted, will constitute approximately 24% of the issued and outstanding share capital of V.Box, a provider of Digital TV and Data Broadcast receiver equipment for Video and Data applications. We also hold, on a fully diluted basis, approximately 2.08% of Mobixell’s issued and outstanding share capital, which designs, develop and markets solutions for mobile rich media adaptation, optimization and delivery. For additional information, see Item 4.A. "History and Development of the Company" above.

4.D. PROPERTY, PLANTS AND EQUIPMENT

During 2011, our headquarters were located in offices in Herzliya Pituach, Israel. Our lease for this space expired on December 31, 2011. Following the sale of our Video Solutions Business to Vitec, we subleased approximately 12,650 square feet to Optibase Technologies Ltd. a fully owned subsidiary of Vitec.

Since December 2011, our headquarters are located in offices occupying approximately 1,399 square feet in Herzliya Pituach, Israel. Our lease for this space expires on December 24, 2013 with four consecutive 24 months extension options.

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

Overview

Since our foundation we were engaged in the Video Solution Business. We sold that business to Vitec in March 2010 and we are currently engaged in the real estate sector.

Since then, we have entered into four transactions, the first – the acquisition of a stake in an office building located at 485 Lexington Avenue in Manhattan, New York for which was terminated, the second – the acquisition of a commercial building located in Rümlang, Switzerland, the third – the acquisition of apartments in a residential property located in Miami, Florida and the fourth – the acquisition of a stake in a Swiss company holding a commercial property in Geneva, Switzerland. For further information see Item 4.B "Business Overview".

Our consolidated financial statements are presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP.

Our functional currency is the U.S Dollar.

The functional currencies of our subsidiaries are CHF and U.S dollar. We have elected to use the U.S. dollar as our reporting currency for all years presented.

While the functional currency of our subsidiaries in the United States is the U.S dollars, the functional currency of the subsidiaries in Switzerland is their lead currency, i.e. CHF. Since our functional and reporting currency is the U.S dollars, the financial statements of Optibase Real Estate SARL and OPCTN S.A whose functional currency has been determined to be CHF have been translated into U.S. dollars. Assets and liabilities of this subsidiary are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

As of December 31, 2011, we had available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $23.1 million. As of April 2, 2011, we have available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $23.8 million. For information regarding the investment of our available cash, see Item 5.B. "Liquidity and Capital Resources" below.

Our business may be affected by the condition in Israel, see Item 3.D. "Risk Factors".

Fixed income from real estate

Our fixed income real estate revenues increased substantially to $12.5 million in 2011 compared to $1.65 million in 2010 (revenues in 2011 increased substantially following the purchase of the CTN complex in Geneva, Switzerland in March 2011).

Our level of net income fluctuated in recent years from a net loss of $9.5 million in 2008 to a net income of $60,000 in 2009 and to a net income of $4.5 million in 2010 and a net loss of $239,000 in 2011. Our move into net loss in 2011 compared with our net income in 2010 is mainly attributed to the significant increase in our financial expenses associated with our real estate activity. The increase in our net income in 2010 is mainly attributed to the capital gain resulting from the Vitec Transaction totaling to approximately $6.3 million recorded as discontinued operations. Our move into net income in 2009 compared with our net loss in 2008 is mainly attributed to equity in loss and gain from sale of investment in affiliated company in the amount of $4.8 million recorded as discontinued operations in 2009 as a result of the sale of our holdings in Scopus. As of December 31, 2011, we had accumulated losses of $85.7 million.

General and administrative expenses

General and administrative expenses consist primarily of fees to outside consultants, legal and accounting fees, expenses related to the purchase of real estate assets, stock option compensation charges and certain office maintenance costs.

Cost of real estate operations

Cost of real estate operations consist primarily of direct costs associated with operating the real estate properties such as building insurance, management company fees and property tax.

Real estate depreciation and amortization

Real estate depreciation and amortization consist primarily of depreciation expenses related to the value of properties net of amounts accounted for land, as well as amortization expenses associated with intangible assets derived from the purchase of real estate properties.

Bargain purchase gain

Bargain purchase gain consists of bargain purchase gain represents the excess of 100% of the recognized bases of identifiable assets acquired, net of assumed liabilities, over the aggregate of the acquisition-date fair values of (1) the acquirer‘s interest in the acquiree, (2) any noncontrolling interests in the acquiree and (3) any equity interest held in the acquiree by the acquirer immediately before the acquisition date.

Other income (expenses), Net

Other income (expenses), net, consists primarily of impairment expenses, capital gains or losses and other expenses or income.

Financial income (expenses), Net

Financial expenses consist primarily of interest we paid in connection with bank loans and credit lines, currency hedging transactions, and losses from realization of securities and financial instruments. Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities and financial instruments. Our exchange differences occur primarily as a result of the change of the NIS value relative to the U.S. dollar and to the CHF.

Taxes

As of 2011, Israeli companies are generally subject to a corporate income tax rate of 24%. The income tax rate for Israeli companies was increased to 25% in 2012 and thereafter.

Taxable income of Luxemburg , Switzerland and the United States is subject to tax at the rate of approximately 29% ,24% and 34% respectively in 2011.

We have final tax assessments through the tax year 2007.

As of December 31, 2011, we had approximately $66.1 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $28.2 million that can be carried forward and offset against taxable income for 20 years, no later than 2012 to 2032. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Discontinued operations

The results of operations of Video Solutions Business which was sold pursuant to the Vitec Transaction were reported separately and retroactively as discontinued operations in the consolidated statements of income.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2009, 2010 and 2011 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2009	2010	2011

Fixed income real estate	100.0%	100.0%	100.0%
Costs and expenses:
Cost of real estate operations	4	3.6	15
Real estate depreciation and amortization	42.3	42.1	17.3
General and administrative	432	91	24.5
Total costs and expenses	478.3	136.7	56.8
Operating income (loss)	(378.3)	(36.7)	43.2
Gain on bargain purchase	-	-	35.5
Other income (expenses), net	-	(36.4)	-
Financial (expenses) income, net	226.8	18.4	(60)
Income (loss) before provision for tax	(151.5)	(54.7)	18.7
Provision for tax	-	(2.6)	(3.9)
Net income (loss) from continuing operations	(151.5)	(57.3)	14.8
(Loss) income from Discontinued Operations	173.5	327.2	(0.4)
Net income	22	269.9	14.4
Attributable to non controlling interest	-	-	16.3
Net income (loss) attributable to Optibase	22	269.9	(1.9)

Results of Operations for the Years Ended 2011 and 2010

Fixed income from real estate rent. Our fixed income real estate revenues increased substantially to $12.5 million in 2011 compared to $1.65 million in 2010 (principally, due to the purchase of the CTN complex in Geneva, Switzerland in March 2011).

Cost of real estate operations. Our cost of real estate operation increased substantially in 2011 at $1.9 million compared to $59,000 in 2010. Such costs increased substantially in 2011 following the purchase of the CTN complex in Geneva, Switzerland in March 2011.

Real estate depreciation and amortization. Our real estate depreciation and amortization in 2011 increased significantly to $2.2 million compared to $695,000 in 2010. Such costs increased substantially in 2011 following the purchase of the CTN complex in Geneva, Switzerland in March 2011.

General and Administrative Expenses. General and administrative expenses increased to $3.1 million in 2011 from $1.5 million in 2010. The increase in dollar amount can be mainly attributed to general and administrative expenses related to the real estate operation as well as costs associated with the purchase of the CTN complex in Geneva, Switzerland in March 2011.

Operating Income. As a result of the foregoing, we recorded operating income of $5.4 million in 2011 compared with an operating loss of $606,000 in 2010. The decrease in the operational loss and the turn to operating income can be primarily attributed to the overall increase in our revenues.

Gain on bargain purchase and Other Income. We recorded $4.4 million gain on bargain purchase associated with the acquisition of the CTN complex in Geneva, Switzerland in March 2011.

Other Income. We recorded  other loss, net of $600,000 in 2010 related to the impairment of our investment in Mobixell.

 Financial Expenses, Net. We recorded financial expenses, net of $7.5 million in 2011, compared with financial income, net of $304,000 in 2010. The change can be mainly attributed to interest payments of loans, interest SWAP transaction, currency SWAP transaction as well as foreign currency translation differences.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 "Income Taxes", or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, we recorded tax expenses of $481,000 and $43,000 in 2011 and 2010 respectively, both related to our Luxemburg subsidiaries. The increase in our tax expenses in 2011 compared to 2010, is mainly due to the increase in taxable income associated with the purchase of the CTN complex in Geneva, Switzerland in March 2011.

Net Income from Continuing Operations. We recorded net income of $1.9 million in 2011, compared with a net loss of $945,000 in 2010. The increase in our net loss from continuing operations and our turn to net income, can be mainly attributed to the overall increase in revenues in 2011 as well as gain on bargain purchase which was offset by increased financial expenses.

Discontinued Operation. We present the results of our previous operations in the Video Solutions Business which was sold pursuant to the Vitec Transaction as discontinued operations. We recorded net loss of $51,000 from discontinued operations in 2011 compared with net income of $5.4 million from discontinued operation in 2010. Our net loss from discontinued operations in 2011 is mainly attributed to finalizing matters related to our previous business, whereas our net operation income from discontinuing operation in 2010 was mainly attributed to the capital gain resulting from this transaction of approximately $6.3 million.

Net Income. We recorded net income of $1.8 million in 2011, compared with a net income of $4.5 million in 2010. The decrease in our net income can be mainly attributed to the capital gain of approximately $6.3 million in 2010 resulting from the Vitec Transaction.

Net Income Attributable to Non-Controlling Interest. Net income attributed to non-controlling interest was first recorded in 2011 following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

Net income (loss) attributable to Optibase Ltd. Net income (loss) attributed to Optibase Ltd., is the result of net income as effected by net income attributed to non-controlling interest.

Results of Operations for the Years Ended 2010 and 2009

Fixed income from real estate rent. Our fixed income real estate revenues remained stable at $1.65 million in 2010 compared to $272,000 in 2009 (revenues in 2009 are for a period of two months activity which represents approximately $1.63 million annualized). 2009 was the first year we have record revenues from our real estate activity which began in November 2009.

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

Taxes on income. Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 or FIN 48. Under the requirements of FIN 48, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, no provision for taxes was recorded during 2009 and 2008. We recorded tax expenses of $43,000 related to our Luxemburg subsidiary.

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

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our management reviewed these critical accounting policies and related disclosures with our audit committee, or the Audit Committee. See Note 2 to our Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

❖	Fixed income real-estate;

❖	Long-lived assets including intangible assets;

❖	Investment in companies

❖	Principles of consolidation

❖	Non-controlling Interests

❖	Goodwill and bargain purchase gain

❖	Business Combinations

❖	Accounting for stock-based compensation

❖	Contingencies; and

❖	Income Taxes.

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

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2010 and 2011, no impairment losses have been identified.

Investment in companies

Investments in non-marketable equity securities of companies in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies are recorded at cost.

Management evaluates investments in non-marketable equity securities for evidence of other-than temporary declines in value. When relevant factors indicate a decline in value that is other-than temporary the Company recognizes an impairment loss for the decline in value.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside of the Group, have been eliminated upon consolidation.

Non-controlling Interests

Non-controlling interests generally represent the portion of equity that the Company does not own in those entities that it consolidates. The Company accounts for and reports its non-controlling interests in accordance with the provisions required under the Consolidation Topic of the FASB ASC 160. Non-controlling interests are separately presented within the equity section of the consolidated balance sheets. The amounts of consolidated net earnings attributable to the Company and to the non-controlling interests are presented on the consolidated statement of income.

Goodwill and bargain purchase gain

Goodwill reflects the excess of the fair value of the acquired business over the fair value of net identifiable assets acquired in various business acquisitions. The Company accounts for goodwill in accordance with the Intangibles - Goodwill and Other Topic of the FASB ASC 350. A bargain purchase gain, represents the excess of 100% of the recognized bases of identifiable assets acquired, net of assumed liabilities, over the aggregate of the acquisition-date fair values of (1) the acquirer‘s interest in the acquiree, (2) any noncontrolling interests in the acquiree and (3) any equity interest held in the acquiree by the acquirer immediately before the acquisition date.

Business Combinations

We allocate the purchase price of acquired properties to land, building, intangible assets and other liabilities in accordance with the Business Combinations Topic of the FASB ASC 805-10. We allocate the initial purchase price of assets acquired (net tangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition. There are two categories of intangible assets to be considered: (1) in-place leases; (2) above and below-market value of in-place leases. The aggregate value of other acquired intangible assets, consisting of in-place leases, is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as-if-vacant, determined as set forth above. The value of in-place leases exclusive of the value of above-market and below-market in-place leases is amortized to depreciation expense over the estimated remaining term of the respective leases. The value of above-market and below-market in-place leases is amortized to rental revenue over the estimated remaining term of the leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off. Other than as discussed above, we have determined that our real estate properties do not have any other significant identifiable intangibles. The results of operations of acquired properties are included in our financial statements as of the dates they are acquired. The intangible assets and liabilities associated with property acquisitions are included in other assets and other liabilities in our consolidated balance sheets.

Accounting for stock-based compensation

ASC Topic 718 "Compensation – Stock Compensation" or ASC 718, requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements. The expected term of options granted is based upon simplified method. The risk free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

As of December 31, 2011, there was $277,000 of total unrecognized compensation cost related to options compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a period of up to four years.

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

Income Taxes

The Company and its subsidiaries accounts for income taxes in accordance with ASC Topic 740, "Income Taxes" or ASC 740, which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. Our policy is to accrued interest and penalties related to unrecognized tax benefits in it financial expenses. No adjustments were required upon the initial implementation of this guidance.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect of ASU No. 2011-04, but does not expect its adoption will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. No change has been made in the items to be reported in comprehensive income. ASU No. 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively.

5.B. LIQUIDITY AND CAPITAL RESOURCES.

We have funded our operations primarily through private and public sales of our equity securities, banks credit, and until closing of the Vitec Transaction we also received research and development grants from, among others, the Commission of the European Union and the OCS. As of December 31, 2011, we had cash and cash equivalents long term investments, restricted cash and other financial investments net of $23.1 million.

As of April 2, 2012, we have available cash, and cash equivalents of approximately $23.6 million.

Net cash provided by our operating activities was $1.8 million and $183,000 in 2011 and 2010 compared to $2.9 million net cash used by operating activities in 2009.

Cash provided by operating activities in 2011 was primarily the result of our net loss for the period, as adjusted for discontinued operations, depreciation and amortization, minority interests in earnings of a subsidiary, increase in trade receivables, net, increase in other long-term liabilities, decrease in other accounts receivable and prepaid expenses partially offset by a gain from a bargain purchase, increase in deferred tax liabilities and a decrease in accrued expenses and other accounts payables. Cash provided by operating activities in 2010 was primarily the result of our net income for the period, as adjusted for discontinued operations including capital gain resulting from completion of the Vitec Transactions, transaction compensation related to the grant of option and unvested shares, depreciation and amortization, impairment of an investment in Mobixell partially offset by the decrease in accrued expenses and other accounts payables. Cash used by operating activities in 2009 was primarily the result of our net income for the period, as adjusted for discontinued operations, compensation related to the grant of option and unvested shares, increase in accrued expenses and other accounts payable, partially offset by a decrease in other accounts receivable and prepaid expenses.

Net cash used in investing activities in 2011 totaling $23 million reflects primarily the acquisition of Eldista, the owner of the CTN complex in Geneva, Switzerland, totaling $20.7 million, investment in real estate properties totaling $1.2 million and investment in short term deposits totaling $1.1 million. Net cash provided from investing activities in 2010 reflects primarily the proceeds from Vitec Transaction totaling $6.8 million, proceeds from short term deposit repayment totaling $3.8 million primarily offset by investment in real estate totaling $8.8 million. In 2009 investment activities from discontinued operation reflects primarily the proceeds from sale of Scopus totaling $28.5 primarily offset by investment activities of our investment in real estate and other assets and short term deposit totaling $22.3 million, $659,000, and $3.8 million, respectively.

Net cash provided from financial activities in 2011 was primarily the result of proceeds of a long term loan totaling $106.4 million received for re-financing of our investment in real estate in Geneva, Switzerland, a private placement of 2,500,000 of our ordinary shares to Mr. Shlomo (Tom) Wyler, our president and a member of our board of directors, who is also considered as our controlling shareholder, in consideration for $5 million in cash, offset by repayment of a long term loan totaling $91.8 million and by repayment of loan to non-controlling interest totaling $5.6 million. Net cash used in financial activities in 2010 totaling $ 406,000 was primarily the result of repayments of a long term loan. Net cash provided from financial activities in 2009 was primarily the result of a long term loan totaling $18.4 million, received for the financing of our investment in real estate. As of December 31, 2011, we have an authorized credit line in the amount of $65,000 (none of which was utilized). As collateral for our lines of credit, a fixed charge has been placed on our property and equipment and shareholders' equity, and a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all of our other assets.

We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. The main terms of the investment guidelines permit us to invest in the following securities: (i) U.S. treasury and government agency obligations (Government Securities); (ii) money market instruments of domestic and foreign issues denominated in U.S. dollars of commercial paper, bankers’ acceptances, certificates of deposit, euro-dollar time deposits and variable rate issues (Money Market Instruments); (iii) up to 40% of the Company's assets, excluding Government Securities, cash and Money Market Instruments, or any combination of the following: (a) corporate notes and bonds rated investment grade (BAA/BBB- and above) on the date of their purchase, provided that investments in any one corporation or entity will not exceed $3 million; (b) investments in bonds and notes with lower rating then BBB- and higher rating of B, on their purchase date, provided that investments in any one corporation or entity will not exceed $1 million; (c) various financial instruments including structure range note products issued by a rated institution (A and above) in which the interest income may be subjected to changes in interests rate; (d) hedge funds up to $5 million of total portfolio pursuant to the following guidelines: (1) volatility below 10%; (2) minimum five years of positive performance; (3) low beta; (4) positive sharp ratio; (5) size of fund of at least $1 billion; (e) hedging transactions in order to protect us against currency fluctuations between the US dollar and the NIS as relates to up to $3 million operating expenses of the Company; and (f) purchasing of leading foreign currencies. The investment policy prohibits us from engaging in any non-business related investment activity that would be considered speculative according to the principles of conservative investment management and limits the borrowing for investment to no more than 25% of the investment principal. According to the investment policy, the maximum maturity of individual securities in the portfolio has no limitation and the weighted-average days to maturity of the portfolio may not exceed 10 years. For securities that have put, reset or expected average maturity dates, the put, reset or expected average maturity will be used, instead of the final maturity dates, for maturity limit purposes. The investment guidelines are to be reviewed periodically by our board of directors with the president and the Chief Financial Officer. In addition, our president and Chief Financial Officer and their authorized employees are responsible for the managing investments subject to strict adherence to these guidelines. As of the date hereof, we do not have any material contractual commitments related to capital expenditure. During 2011, we invested solely in interest bearing bank deposits and money market funds with various banks.

On October 28, 2011, we entered into a CHF 100 million bank loan refinancing with Credit Suisse for the CTN office building complex in Geneva, Switzerland. The refinancing was undertaken by OPCTN and by OPCTN's subsidiary, Eldista which is the owner of the CTN Complex.

Under the new financing agreements, Credit Suisse provided loans to OPCTN and Eldista which replaced a mortgage loan that Credit Suisse provided to Eldista in 2010 which had an outstanding balance of CHF 83 million. The combined interest rate of the new loans represents a 97 basis-point discount compared with the interest rate that Credit Suisse charged in the 2010 mortgage loan. The loans are amortized at a rate of CHF two million per year and are secured by a first mortgage over the CTN Complex and by a pledge of Eldista's shares.

The refinancing allowed us and our partners (51% and 49% respectively) to retrieve approximately CHF 15 million of the equity initially invested in the acquisition. As of the refinancing date the refinancing increased our overall liquidity and reduced principal payments by a total of CHF 3.75 million over the next four years period. Based on current interest rates and net of loan expenses, we also expect a reduction of interest expenses by approximately CHF 2.1 million, resulting in an overall expected improvement to cash flows due to the refinancing of approximately CHF 5.8 million for the four years period.

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

5.C. RESEARCH AND DEVELOPMENT

For grants received from certain entities, see Item 4.B. "Business Overview - Research and Development" above.

5.D. TREND INFORMATION

Starting in 2008 the global economic downturn caused a slowdown in the real estate market. In the later part of 2008 and through 2010, banks have lowered interest rates, but at the same time were reluctant to provide financing or perform refinancing of existing debt. Although interest rates have increased during 2011, banks are still reluctant to provide financing or perform refinancing of existing debt. Moreover, in the past few years, several European countries were experiencing difficulties refinancing their governmental debts. Such difficulties influenced the European and entire world economy, and eventually brought to a sovereign debt crisis in Europe during 2011.

In addition, the Swiss economy led to a slight increase in demand in the office property market. In particular, Switzerland remains an attractive location for international service providers and corporate headquarters. There is also an ever-increasing demand for high-quality, modern spaces, which ultimately also has a positive impact on the rent level. However, while jobs were still being created at the beginning of 2011, the Swiss economy slowed down and consumer sentiment dimmed somewhat in the second half of the year. Towards the end of the year, the demand for office space slowed down due to announced and expected job losses.

Our financial income is affected by changes in the 6-month Libor rate, see Item 3.D. "Risk Factors" under the heading "Risks Relating to the Economy, Our Financial Condition and Shareholdings" above. During 2008 we have disposed of all of our investments in structure notes and corporate bonds.

Since the quarter ended June 30, 2004 and except for several non-continuous quarters during 2009 and 2010 and 2011, we operated at a loss.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2011:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Long-Term Debt	126,135	2,529	7,587	5,058	110,961
Capital Lease Obligations	7,175	76	229	152	6,718
Lease Obligations	111	60	51	--	--
Purchase Obligations	--	--	--	--	--
Severance pay	--	--	--	--	--
Other Long-Term Obligations	--	--	--	--	--
Total Contractual Cash Obligations	133,421	2,665	7,867	5,210	117,679

	Amount of Commitment Expiration Per Period (USD in thousands)
Other Commercial Commitments	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Lines of Credit	65	--	65	--	--
Standby Letters of Credit	--	--	--	--	--
Guarantees	199	--	199	--	--
Standby Repurchase Obligations	--	--	--	--	--
Other Commercial Commitments	--	--	--	--	--
Total Commercial Commitments	264	--	264	--	--

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position
Alex Hilman	59	Executive Chairman of the board of directors
Shlomo (Tom) Wyler	60	President and Director
Amir Philips	44	Chief Executive Officer
Yakir Ben-Naim	40	Chief Financial Officer
Orli Garti Seroussi (1)(2)	51	Director
Danny Lustiger(1)	44	Director
Chaim Labenski(1)(2)	64	Director

(1)	Member of the Audit Committee
(2)	External Director

On April 18, 2011 Ms. Dana Tamir-Tavor has notified us of her resignation from her position as director of the Company effective April 18, 2011. On May 31, 2011, Shlomo (Tom) Wyler's term as our Chief Executive Officer ended and on June 1, 2011, Amir Philips was appointed our Chief Executive Officer. On June 1, 2011, Ms. Yakir Ben-Naim was appointed our Chief Financial Officer of the Company. On January 31, 2011, Orli Garti Seroussi was appointed our external director for an additional three year term, and on November 17, 2011, our shareholders approved the re-election of Shlomo (Tom) Wyler, Alex Hilman and Danny Lustiger, as directors of the Company. On February 1, 2011, Chaim Labenski was appointed member of the Audit Committee.

Shlomo (Tom) Wyler serves as a president and a member our board of directors. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange, financial futures and real-estate. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

Amir Philips serves as our Chief Executive Officer. Mr. Philips has been serving in this position since June 2011. Prior to this position, Mr. Philips served as our Chief Financial Officer from May 2007, and as Vice President Finance of Optibase Inc. from July 2004. From 2000 until 2004, Mr. Philips held the position of Group Controller and Financial Manager at Optibase Ltd. Before joining Optibase, Mr. Philips was an accountant and auditor at Lotker Stein Toledano and Co., currently a member of BDO Ziv Haft. Mr. Philips is a Certified Public Accountant in Israel. He holds an MBA from the Kellogg-Recanati School of Business and a B.B. degree in Accounting and Business Management from the Israeli College of Management.

Yakir Ben-Naim serves as our Chief Financial Officer. Ms. Ben-Naim has been serving in this position since June 2011. From 2004 until May 2011, Ms. Ben-Naim held the position of Corporate Controller and Financial Manager at Optibase Ltd. Before joining Optibase, Ms. Ben-Naim was a controller at V.Box Communications Ltd., and an accountant at Ernst & Young. Ms. Ben-Naim is a Certified Public Accountant in Israel.

Alex Hilman serves as Executive Chairman of our board of directors since September 2009. He has joined our board of directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman was the president of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hilman has also held professional and management positions at the Income Tax Department (Ministry of Finance) and lectured Taxation in Tel Aviv University. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

Orli Garti Seroussi joined our board of directors on January 31, 2008 as an external director. Ms. Garti-Seroussi serves as Deputy Director and CFO of the Jerusalem Cinematheque - Israel Film Archive. From August 2001 until June 2011, Ms. Garti-Seroussi served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa since August 2001. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University.

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

6.B. COMPENSATION

The aggregate remuneration we paid to all directors and senior management (as listed above) as a group (seven persons) who served in the capacity of director or executive officer in the year ended December 31, 2011, and an additional director whose employment was terminated during 2011, was $497,000, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for vehicles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2011, seven persons served in the capacity as directors or executive officers in our Company and beneficially owned as of such date, options to purchase an aggregate of 424,577 ordinary shares which have not vested on December 31, 2011 or within 60 days thereafter. The exercise price of the options was between $1.192 and $2 per option, the vesting period is spread out over a 4-year period and the expiration date of such options is generally seven years as of their date of grant. In addition, as of April 2, 2012, our directors and executive officers beneficially owned 10,085,922 shares (of which 239,137 shares are issuable upon exercise of options that are currently vested or will vest within 60 days as of April 2, 2012). We undertook to grant additional 24,000 options to our directors and executive officers, from October 2012 to October 2013.

Indemnification, exemption and insurance of Directors and Officers

The Companies Law permits a company to insure its directors and officers, provide them with indemnification, either in advance or retroactively, and exempt its directors and officers from liability resulting from their breach of their duty of care towards the company, all in accordance with the terms and conditions specified under Israeli law. Our articles of association include clauses allowing us to provide our directors and officers with insurance, indemnification and to exempt them from liability subject to the terms and conditions set forth by the Companies Law, as described below.

In addition, the Israeli Securities Law of 1968, or the Securities Law, was recently amended to make the enforcement of violations of the Securities Law and certain provisions of the Companies Law more efficient by the Israel Securities Authority, or the ISA. Under these amendments, the ISA is allowed to initiate administrative proceedings against entities and individuals with respect to such violations, and to impose various sanctions, including fines, payment of damages to the person or entities harmed as a result of such violations, limitations on the service of any individual as director or officer and suspension or cancellation of certain permits granted to the entity. Under these amendments, a company is not allowed to indemnify or insure its directors and officers in connection with administrative proceedings initiated against them by the ISA, except that a company is allowed to insure and indemnify its directors and officers for any of the following: (i) financial liability imposed on any director or officer for payment to persons or entities harmed as a result of any violation for which an administrative proceedings has been initiated; (ii) expenses incurred by any director or officer in connection with administrative proceedings, including reasonable litigation fees, and including attorney fees.

Subject to statutory limitations, our articles of association provide that we may insure the liability of our directors and offices to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid we may enter into a contract to insure the liability of our directors and officer for an obligation or payment imposed on such director or officer in consequence of an act done in his capacity as a director or officer of Optibase, in any of the following cases:

❖	A breach of the duty of care vis-a-vis us or vis-a-vis another person;

❖	A breach of the fiduciary duty vis-a-vis us, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;

❖	A monetary obligation imposed on him or her in favor of another person;

❖
Financial liability imposed on him for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in section 52(54)(A)(1)(a) of the Israeli Securities Law;

❖	Expenses incurred by him in connection with Administrative Proceedings (as defined above) he was involved in, including reasonable litigation fees, and including attorney fees; or

❖	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our director or officer.

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

❖
Financial liability he or she incurs for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in section 52(54)(A)(1)(a) of the Securities Law.  For this purpose "Administrative Proceeding" shall mean a proceeding pursuant to Chapters H3 (Imposition of Monetary Sanction by the Israel Securities Authority), H4 (Imposition of Administrative Enforcement Means by the Administrative Enforcement Committee) or I1 (Settlement for the Avoidance of Commencing Proceedings or Cessation of Proceedings, Conditioned upon Conditions) of the Securities Law, as shall be amended from time to time.

❖	Expenses that he or she incurs in connection with Administrative Proceedings (as defined above) he was involved in, including reasonable litigation fees, and including attorney fees.

❖	Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify a director or officer of Optibase.

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

We have a directors and officers liability insurance policy, as described below.

On November 17, 2011, following the approval by our Audit Committee and board of directors, our shareholders approved the future purchase by the Company of an insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries, in substantially the same terms and conditions as the existing policy, for the period commencing on August 1, 2012 and ending on July 31, 2013. The maximum coverage amount under such policy and the maximum yearly premium to be paid by the Company for such policy shall not exceed US $10,000,000 and US $80,000, respectively.

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

On November 17, 2011, our shareholders approved an amendment to the letters of indemnification issued by us to all of our directors and officers, with respect to recent amendments to the Israeli Securities Law, in connection with administrative proceedings.

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

Pursuant to the Companies Law at least one external director is required to have "accounting and financial expertise" and the other is required to have "professional qualification" or "accounting and financial expertise". A director has "professional qualification" if he or she satisfies one of the following:

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

External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

(i)
the majority of shares voted for the election includes the majority of the shares of non-controlling shareholders or with no personal interest excluding a personal interest not resulting from relation with controlling shareholders, voted at the meeting; or

(ii)
the total number of shares to total amount of shareholders listed in subsection (i) above, who voted against the election of the external director does not exceed two percent (2%) of the aggregate voting rights of the company.

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

Independent Directors

Under the Companies Law, the majority of the members of the audit committee must be independent directors. In addition, the Companies Law includes a corporate governance recommendation according to which the majority of the members of the board of directors in a public company that does not have a controlling shareholder should be independent directors, and in a company without a controlling shareholder at least third of the board of directors should be independent directors. A public company may classify an external director or an individual serving as a director, as an independent director only if (i) the audit committee has determined that he or she is qualified to serve as an external director (with the exception that such director does not have to have professional qualifications or accounting and financial expertise in order to serve as an independent director), and (ii) he or she is not serving as a director in the company for more than consecutive nine years (only a period of two or more years, in which such person did not serve as a director in the company, shall be deemed to discontinue the nine year sequence).

Committees of the Board of Directors

As of the date of this annual report, we have only one committee of the board of directors, which is the Audit Committee, as described below.

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

The members of our Audit Committee are Mr. Chaim Labenski , Mr. Danny Lustiger and Ms. Orli Garti-Seroussi. These include our two external directors as required under the Companies Law, and we believe that all of the members of the Audit Committee are independent of management, and satisfy the requirements of Companies Law, the SEC’s rules and NASDAQ rules.

 The Companies Law requires the board of directors of a public company to appoint an internal auditor pursuant to the audit committee’s proposal. The internal auditor must satisfy certain independence requirements as required by the law. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Our internal auditor is Mr. Doron Cohen of Fahn Kanne & Co., a member firm of Grant Thornton International Ltd..

In 2011 our board of directors resolved to abolish our compensation committee and investment committee. We also do not have a nomination committee. The actions ordinarily taken by such committees are resolved by the majority of our independent directors, in accordance with the NASDAQ Global Market listing requirements.

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

6.D. EMPLOYEES

As of April 2, 2012, we had six employees, including employees in our subsidiaries. The following is a comparison of the breakdown of our employees by division and location, for the years ended December 31, 2011, 2010 and 2009.

Division	December 31,
	2009		2010		2011
	US	Israel	US	Israel	Europe	Israel
Research & Development	-	29	-	-	-	-
Sales and Technical Marketing	10	16(1)	-	-	-	-
Marketing	1	6	-	-	-	-
Operations	-	17	-	-	-	-
General and Administrative, Finance and Human Resources	2	13	1	5	1	5
Total	13	81	1	5	1	5
	94		6		6

(1)	This number includes eight employees in Asia.

The number of employees as of December 31, 2010 had decreased significantly from December 31, 2009. The decrease is mainly the result of the sale of our Video Solutions Business to Vitec on July 1, 2010 and the reduction in work-force implemented across all of our departments during the quarter ended March 31, 2009.

All of our employees are currently employed pursuant to personal employment agreements.

6.E. SHARE OWNERSHIP

As of April 2, 2012, our current directors and executive officers (seven persons) beneficially owned an aggregate of 10,085,921 ordinary shares of our Company of which 239,137 shares are issuable upon exercise of options that may be exercisable within 60 days of April 2, 2012. Such number excludes 30,000 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which have not vested as of April 2, 2012 or 60 days thereafter and award their holder no voting and equity rights. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares. See Item 7.A. "Major Shareholders" for more information regarding Mr. Wyler's holdings.

Incentive Plans

As of April 2, 2012, options and warrants to purchase 645,500 of our ordinary shares were outstanding, with exercise prices ranging from $1.19 to $5.4 per share. As of April 2, 2102, 399,589 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally seven years from the date of their grant. As of December 31, 2010 and 2011, the number of options outstanding and reserved for issuance under our plans was 2,878,675 and 2,826,275, respectively. We undertook to grant additional 24,000 options to our directors and executive officers, from October 2012 to October 2013. The following table shows the number of options outstanding and reserved for issuance under each of our incentive plans, as of April 2, 2012 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance
1999 Plans	643,000	2,335,715
2001 Non-statutory share option plan	2,500	490,560
Total options	645,500	2,826,275

Plan	Number of shares outstanding	Number of shares reserved for issuance
2006 Israeli Incentive Compensation Plan	30,000	62,450
Total shares	30,000	62,450

The following is a description of our incentive plans currently in effect.

1999 Plans

In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the "1999 Plans" both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. As of April 2, 2012, or within 60 days thereafter, an aggregate of 2,330,612 ordinary shares has been reserved for issuance under this plan, and 643,000 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2001 Non-statutory Share Option Plan

In April 2001, our board of directors approved the adoption of the 2001 Non-statutory Share Option Plan, the purpose of which is to attract and retain the best available personnel, to provide additional incentive to employees and consultants and to promote the success of our business. The options to be granted under the plan are limited to non-statutory options, thus no incentive stock options are granted under the plan. In addition, we grant options only to employees pursuant this plan, thus excluding officers and directors from the plan. As such, we do not need shareholder approval of this plan under U.S. laws or applicable NASDAQ rules. As of April 2, 2012, or within 60 days thereafter, an aggregate of 490,590 ordinary shares has been reserved for issuance under this plan, and 2,500 were granted and are outstanding. The plan otherwise has terms similar to those contained under the 1999 U.S. Plan.

2006 Israeli Incentive Compensation Plan

In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. As of April 2, 2012 or within 60 days thereafter, an aggregate of 62,450 ordinary shares has been reserved for issuance under the 2006 Plan, and 30,000 were granted and are outstanding.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to the Company regarding the beneficial ownership of our outstanding ordinary shares as of April 2, 2012 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Shlomo (Tom) Wyler(2)	9,782,535	51.3
Arthur Mayer – Sommer(3)	1,200,000	6.29
Gesafi Real Estate S.A(4)	2,441,098	12.8
Shareholding of all directors and officers as a group (7 persons)(5)	10,085,922	52.23

(1) Number of shares and percentage ownership is based on 19,070,808 ordinary shares outstanding as of April 2, 2012. Such number excludes: (i) 313,473 ordinary shares held by us or for our benefit, and (ii) 30,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of April 2, 2012 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.
(2) Mr. Shlomo (Tom) Wyler currently serves as a president and a member in our board of directors. The information is based on Amendment No. 11 to Schedule 13D filed by Mr. Wyler on June 30, 2011. The information includes 9,770,534 ordinary shares and 12,000 ordinary shares held by a trustee for the benefit of Mr. Shlomo (Tom) Wyler under our 2006 Plan.
(3) To our knowledge, the information is accurate as of April 2, 2012.
(4) The information is accurate as of September 8, 2011 and based on Amendment No. 1 to Schedule 13D filed with the SEC by Gesafi Real Estate S.A.
(5) Includes 9,846,785 ordinary shares and 239,137 ordinary shares issuable upon exercise of options exercisable within 60 days of April 2, 2012. Excludes 30,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on April 2, 2012 or within 60 days thereafter and do not acquire any voting or equity rights.

Significant changes in the ownership of our shares.

The following table specifies significant changes in the ownership of our shares held by Shlomo (Tom) Wyler. This information is based on Schedules 13D filed by Shlomo (Tom) Wyler during the period beginning on January 1, 2009, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Shlomo (Tom) Wyler	August 13, 2009	7,285,934	*
Shlomo (Tom) Wyler	June 30, 2011	9,880,534	**

* Including 200,000 ordinary shares issuable upon exercise of option which have expired on December 5, 2009.

** Including options to purchase 100,000 Ordinary Shares and 10,000 vested restricted shares.

For further information regarding a private placement to Shlomo (Tom) Wyler, see Item 7.B "Related Party Agreements".

The following table specifies significant changes in the ownership of our shares by Prescott Group Capital Management, L.L.C. This information is based on Schedule 13G filed by Prescott Group Capital Management, L.L.C. during the period beginning on January 1, 2009, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Prescott Group Capital Management, L.L.C.	January 6, 2009	2,004,698
Prescott Group Capital Management, L.L.C.	February 12, 2010	*2,006,098

*To the best of our knowledge, all such shares were sold to Gesafi Real Estate S.A., see below.

The following table specifies significant changes in the ownership of our shares held by Gesafi Real Estate S.A. This information is based on Schedules 13D filed by Gesafi Real Estate S.A during the period beginning on January 1, 2009, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Gesafi Real Estate S.A	September 8, 2011	2,006,098
Gesafi Real Estate S.A	August 12, 2011	2,441,098

All of our shares have the same voting rights.

On April 2, 2012, there were approximately 60 registered shareholders of our ordinary shares other than shares held by Cede & Co. As of such date, 47 registered holders in the United States hold approximately 71% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the company.

7.B. RELATED PARTY TRANSACTIONS

For a description of the insurance, indemnification and exemption granted to our directors and officers, see Item 6.B. "Compensation" above.

For a description of the grant of options to our directors and officers, see Item 6.E. "Share Ownership", above. In addition, each member of our board of directors is paid an annual fee of $18,000 for his/her service as a director.

On December 20, 2007, our shareholders approved an employment agreement, or the Employment Agreement, between Optibase and Mr. Shlomo (Tom) Wyler with respect to Mr. Wyler’s service as Chief Executive Officer of the Company. Under the agreement, Mr. Wyler will continue to serve as Chief Executive Officer of the Company in consideration for a gross monthly payment of NIS 40,000. In addition, Mr. Wyler will be entitled to managers' insurance, educational fund (keren hishtalmut), 24 days annual vacation, sick leave and 10 days replenishment fees (dmey havraa). The Company has also undertaken to provide Mr. Wyler with a telephone, facsimile, mobile phone, internet connection, laptop and printer and bear all installation costs and all expenses related thereto. The agreement further provides that Mr. Wyler shall be entitled to a one-time bonus in the amount of $10,000 upon the execution of the employment agreement. In addition, our board of directors, at its sole discretion, may grant Mr. Wyler an annual bonus for each year commencing in 2008 (for the year 2007) which shall not exceed twice Mr. Wyler’s monthly salary. At the Company's discretion, Mr. Wyler shall be obligated to continue working during the first two months of such 4-month advance notice period. During the next two months Mr. Wyler shall be free to practice any other business without the receipt of the Company's approval. The Company may elect to pay Mr. Wyler a one time payment for such advance notice period. Notwithstanding the above, the Company may terminate the agreement and Mr. Wyler's employment immediately for Cause, as such term is defined in the agreement. The agreement is for a three-year term commencing retroactively on October 1, 2007. Any party to the agreement may terminate it by providing the other party with a 4-month advance written notice. On December 29, 2010, our shareholders approved the terms of an agreement with substantially the same terms as the Employment Agreement. Since that meeting, Mr. Amir Philips was appointed as the Company's Chief Executive Officer effective from June 1, 2011, and consequently, at such time, the Company and Mr. Wyler agreed to terminate the Employment Agreement as of May 31, 2011. In the Company's shareholders annual general meeting, held on November 17, 2011, and following the approval by the Company's Audit Committee and board of directors, the shareholders of the Company approved and ratified the Employment Agreement for the period commencing on October 1, 2010 and ending on May 31, 2011. The cost to the Company of Mr. Wyler's employment during such eight-month period is NIS 350,657.

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

On May 6, 2010, our shareholders approved the compensation of Mr. Danny Lustiger as a director of the Company. Mr. Lustiger is entitled to an annual amount of US $18,000, plus reimbursement of expenses, with a retroactive effect as of the date Mr. Lustiger was appointed as a director of the Company (i.e. October 28, 2009), 50,000 options exercisable into 50,000 ordinary shares NIS 0.13 nominal value each of the Company under Section 102 of the Israeli Tax Ordinance, through the capital gains tax track. The options shall vest over a period of four years in four equal parts, and will be exercisable until their 10th anniversary subject to an exercise price of $2. All other terms of the options are as stated in the Company's 1999 Israeli Share Option Plan). Mr. Lustiger is also entitled to 4,000 restricted shares, which shall vest over two years in two equal parts, and which shall be granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan.

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

On May 5, 2011, Following the approval of our Audit Committee and board of directors, our shareholders approved a private placement of 2,500,000 newly issued ordinary shares of the Company, to Mr. Wyler, president of the Company and a member of our board of directors, who is also considered the controlling shareholder of the Company, in consideration for $5 million. For Further details see Item 10.C "Material Contracts".

On December 20, 2007, the Company's shareholders approved the grant of 12,000 restricted shares of the Company to each of the then serving directors of the Company, including Ms. Dana Tamir-Tavor, a former member of our board of directors. As of April 18, 2011, the effective date of Ms. Tamir-Tavor's resignation from her service as a director of the Company, the vesting of 10,000 Restricted Shares (out of 12,000 Restricted Shares granted to Ms. Tamir-Tavor) had already lapsed and Ms. Tamir-Tavor was entitled to such 10,000 Restricted Shares. The vesting of the remaining 2,000 Restricted Shares, that were granted to Ms. Tamir-Tavor on February 1, 2010, was due on January 31, 2012 only. Since Ms. Tamir-Tavor had resigned from our board of directors under the terms of grant of such restricted shares, she was not entitled to the remaining 2,000 Restricted Shares. In spite of the above, acknowledging the great contribution of Ms. Tamir-Tavor to the Company during her service as a director, and following the approval of the Company's Audit Committee and board of directors, on November 17, 2011 our shareholders resolved to accelerate the vesting of the 2,000 remaining restricted shares granted to Ms. Tamir-Tavor as of the termination date of her service as a director of the Company, thus allowing Ms. Tamir-Tavor to receive such 2,000 Restricted Shares.

On November 17, 2011, and following the approval by the Audit Committee and board of directors, our shareholders approved another grant of 100,000 options exercisable into 100,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Hilman, the Executive Chairman of the board of directors, under the Company's 1999 Israeli Share Option Plan . The Options was granted to a trustee for the benefit of Mr. Hilman in accordance with the requirements of the capital gains tax track chosen by the Company. The Options will be granted to Mr. Hilman without consideration and will vest during a four-year period as of their date of grant (25% each year), and may not be exercised following their 10th anniversary, subject to an exercise price of $2 per Option. All other terms of the options are as stated in the Company's 1999 Israeli Share Option Plan. Along with the approval of the grant of options to Mr. Hilman, the Company's shareholders approved a similar grant of 100,000 options to Mr. Shlomo (Tom) Wyler, the Company's president and member of the board of directors, who is also considered the controlling shareholder of the Company. The terms of grant of such Options to Mr. Wyler are identical to the terms of grant of the options to Mr. Hilman as described above, except that the tax track available to Mr. Wyler, as the controlling shareholder of the Company, is different from the capital gains tax track afforded to all other directors and officers of the Company. Under this tax track, the Company will also not be able to recognize expenses pertaining to this grant.

On November 17, 2011, and following the approval by the Audit Committee and board of directors, our shareholders approved an agreement between the Company and BN Finance AG, or BN Finance, a company affiliated with Mr. Shlomo (Tom) Wyler, the Company's president and member of the board of directors, who is also considered the controlling shareholder of the Company, for the provision of business and financial consulting services to the Company and its subsidiaries and affiliates. According to the agreement, BN Finance will provide the Company with business and financial consulting services, or the services, which will include advising the Company on its financing agreements, negotiations with the financing banks and the service of directors and officers of BN Finance as directors of the Company's subsidiaries and affiliates, as requested by the Company and/or its subsidiaries and affiliates from time to time and at the sole discretion of the Company. BN Finance will render the services faithfully and diligently for the benefit of the Company, its subsidiaries and affiliates, and will devote all necessary time and attention for the performance of the services. BN Finance will also use its best efforts to implement the policies established by the Company, its subsidiaries and affiliates in the performance of the services. In consideration for the services, the Company will pay BN Finance a monthly fee of CHF 10,000 plus applicable value added tax. In the event the agreement is terminated during a certain month, BN Finance will be entitled for a pro rata fee based on the number of days that has lapsed until the termination date of this agreement. The agreement has taken effect since November 1, 2011 and for a period of three years thereafter. Each of BN Finance and the Company may terminate the agreement by giving a prior written notice of 30 days. During such advance notice period, BN Finance will be required to continue the provision of the services (unless the Company has instructed it otherwise) and in any event BN Finance will be entitled to receive the consideration for such period.

On November 17, 2011, and following the approval by the Audit Committee and board of directors, our shareholders approved the reimbursement of expenses incurred by Mr. Shlomo (Tom) Wyler in an aggregate annual amount not to exceed $50,000, beginning in 2012. Mr. Wyler was previously approved reimbursement of his expenses in his various managerial positions in the Company of up to $50,000 per annum as approved by the Company's shareholders on November 8, 2006. The reimbursement of expenses will be made against receipts only. The expenses with respect to which Mr. Wyler is and will be reimbursed are expenses directly incurred in connection with the performance of Mr. Wyler's duties in the Company. The Company's Audit Committee will receive a quarterly report reviewing the reimbursement of Mr. Wyler's expenses during the preceding quarter.

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

On August 19, 2011 the Tel-Aviv District Court dismissed the lawsuit filed against the Company by Vsoft. Vsoft's claims were rejected by the Tel-Aviv District Court. In addition to the dismissal of the lawsuit, the Tel-Aviv District Court awarded the Company with expenses in the sum of NIS 150,000.

485 Lexington, NY

On February 2, 2010, Mazal 485 LLC, or Mazal, a company whose beneficial interest is jointly owned by us and by Gilmore USA LLC, filed a lawsuit against SL Green Realty Corp. and several of its subsidiaries, or SL Green, regarding the Purchase Agreement for interests in 485 Lexington Avenue. The lawsuit alleged that SL Green breached material terms of the Purchase Agreement and breached its covenant of good faith and fair dealing toward Mazal 485 LLC when it unlawfully notified Mazal of the termination of the Purchase Agreement. The lawsuit sought specific performance to enforce SL Green's obligations under the Purchase Agreement and an abatement of the purchase price to compensate Mazal 485 LLC for damages incurred as a result of SL Green’s breaches. On March 16, 2010, SL Green filed a motion for an order dismissing Mazal's claims, which was heard on June 2, 2010. On June 23, 2010, SL Green's motion to dismiss Mazal's request for specific performance was granted . On July 2, 2010, Mazal filed an appeal of the dismissal of Mazal’s claim for specific performance. In January 2011, Mazal and the seller agreed to a full and final settlement of the lawsuit and entered into a full Settlement and Release Agreement.

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

Vitec

On March 16, 2010, the Company and its subsidiary, Optibase Inc., entered into an APA with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia) (or, collectively, Vitec) pursuant to which Optibase Technologies Ltd. and Stradis Inc. undertook to purchase all of the assets and liabilities related to the Company's Video Solutions Business, or the Business, against an aggregate consideration of $8 million in cash, subject to certain adjustments and an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the Business exceeding $14 million in the year following the closing of the transaction would be paid to the Company. Closing of the transaction occurred on July 1, 2010. Additionally, the agreement contained an arbitration clause, stipulating that disputes under the agreement will be resolved by arbitration.

Under the agreement, it was agreed that Vitec would collect from customers the payments still owed to the Company, pay amounts due to vendors and also collect other amounts due from the OCS and the EU, and at the closing, Vitec would pay the Company, the amount estimated by the Company to be owed to it, or the Adjustment Amount. The overall consideration would then be adjusted accordingly. On June 30, 2010, a side letter was signed pursuant to which the Company would provide a calculation of the Adjustment Amount within five days following closing and Vitec would deposit in escrow an amount equal to the Adjustment Amount, to be released over a period of 12 months as Vitec collects amounts owed to the Company from customers.

Until today, Vitec has refrained from depositing any amount in escrow.

Under these circumstances, some customers of the Business continued sending payments addressed to the Company. Additionally, the Company informed the customers (that had an open balance at closing) that despite the existence of the agreement, Vitec has not fulfilled its obligations towards the Company, and therefore, the Company would collect the payment owed to it.

At this point, Vitec claimed that the fact that the Company contacted its customers and the fact that the Company continued to hold the above payments, caused damage to Vitec. Vitec's claim at that point was that the Company held approximately $1.3 million that belong to Vitec.

The Company claims that Vitec holds approximately $1 million which belong to it, and that it is now holding on to the payments sent by customers as a security against the money owed to it. Additionally, the Company claims that it was within its rights in contacting the customers, as Vitec breached its obligations towards the company.

In addition, a dispute arose between the Company and Vitec with respect to the classification of previously paid sums by the Company's clients for service and maintenance to be provided by Vitec following the closing of the transaction. Such sums amounted to $1.1 million at closing and are currently estimated at $923,000.

In that respect, since October 17, 2010, both parties have filed several and separate motions with the Tel-Aviv District Court, seeking, inter alia, fixed and temporary injunctions. Since then the motions filed by both parties have been dismissed by the court and were transferred to arbitration proceedings.

On November 10, 2011, the Company submitted its Statement of Claim in the arbitration proceedings against Vitec demanding that Vitec pay an aggregate sum of $1,505,966 for the Adjustment Amount owed to the Company, for sums received by Vitec from the Chief Scientist and that the Company was due to receive, for the Consortium Amounts (as detailed below) and breach by Stradis, Inc. of its Lease Agreement with Optibase, Inc

On November 13, 2011, Vitec submitted its Statement of Claim against Vitec demanding that the Company pay Optibase $20,166,598.91, €135,875.74 and NIS 9,451,616.78.

The Statement of Claim brought by Vitec is based, inter alia¸ on the following main causes of action: (i) loss of business opportunities (mainly Merges and Acquisitions transactions) for lack of available cash; (ii) mail fraud; (iii) defamation; (iv) expenditures related to the legal proceedings between the parties; and (v) several additional causes of action, among others, based on Vitec's claim mentioned above.

On January 5, 2012, both parties submitted their Statements of Defense mutually denying all of the other party's claims.

Following submission of the party's pleadings, it was decided that Vitec would submit an expert opinion to prove its accusation and that the Company would be entitled to submit a counter opinion on its behalf. On March 17, 2012, Vitec submitted their expert opinion by Dr. Adi Ayal. The Company has until May 15, 2012 to submit the expert opinion on its behalf.

During the end of March 2012, evidentiary hearings were held before the Arbitrator. In these hearings Vitec's witnesses provided their primary testimony and were cross-examined by the Company's attorneys. Additional evidentiary hearings for Vitec's witnesses are scheduled for the beginning of May 2012. Evidentiary hearings for the Company's witnesses are scheduled for June  2012.

As the proceedings are currently in the midst of evidentiary hearings, and as the Company's witnesses have yet to provide their testimony, we cannot at this time assess the likelihood of success of these proceedings.

Vitec Consortiums

As part of the above agreement, on June 30, 2010 the Company, Vitec and Adv. Doron Afik, acting as trustee, or the Trustee, entered into the Consortium Escrow Agreement, or the Consortium Agreement. Under the Consortium Agreement, $100,000 were to be held in escrow per each EU Consortium Agreement to be transferred from the Company to Vitec under the agreement. Once such Consortium Agreement was transferred to Vitec, the Trustee was to transfer $100,000 per Consortium Agreement to the Company.

On December 7, 2010, Vitec gave notice to the Company that one such agreement was transferred to the Company and on December 16, 2010, $100,000 were transferred by the Trustee to the Company.

On February 9, 2011, an employee of Vitec notified the Company that according to the EU website the final two Consortium Agreements had been transferred to Vitec. Despite such notice the Trustee has refrained from transferring the remaining funds to the Company.

The Trustee submitted a motion with the Tel-Aviv District Court requesting instructions from the court as to what to do with the abovementioned escrow funds following the Company's request. This motion was dismissed by the court due to lack of authority, in accordance with the Company's request. The Company also filed a claim with the Tel-Aviv District Court requesting that it order the Trustee to transfer the escrow funds to the Company. Vitec and the Trustee have filed a motion to dismiss this claim with the court. This proceeding was later transferred to arbitration proceedings with the consent of the parties. Additionally, the amount of $200,000 which has been held by the Trustee was deposited with the court's fund office.

In the following months, the Company received official confirmations as to the transfer of the second and third consortium agreement to Vitec.

This proceeding is currently pending before the Arbitrator in the Company's statement of claim as mentioned above.

We believe that the Company has strong legal and factual arguments to defend itself from the claims in the Vitec arbitration.

Personal Claim against Adv. Doron Afik

Due to the Trustee's refusal to transfer the escrow funds relating to the two remaining Consortium Agreements to the Company, the Company believes the Trustee breached his duties as Trustee and caused damage to the Company. Therefore, on June 9, 2011, the Company filed a statement of claim for damages of NIS 1,000,000 against the Trustee, along with an ex-parte motion for a lien on all of the Trustee's bank accounts.

On June 16, 2011, the court rendered its decision granting the lien subject to the Company depositing certain securities. The Trustee then filed a motion to cancel the lien and the court decided to transfer the proceedings to the District Court, but that the lien would remain in effect until a decision by the District Court. The District Court for Tel Aviv-Yaffo ordered the removal of the lien, and later on at the parties' mutual request, the court ordered to transfer these proceedings to arbitration.

On November 10, 2011 the Company submitted its statement of claim against Adv. Afik to the Arbitrator, in the same form as previously submitted to the court.

On January 15, 2012, Adv. Afik submitted his Statement of Defense to the claim against him, denying all of the Company's claims against him. Also on January 15, 2012, Adv. Afik submitted a counterclaim against Optibase, or the Afik Counter-Claim. In the Afik Counter Claim Adv. Afik demands to receive an aggregate sum of NIS 2,474,693.18 from the Company. Adv. Afik's claim is based on three main claims: (i) The Company's response to an article published in the website www.sponsor.co.il constitutes libel against Adv. Afik for which he is owed damages of NIS 500,000; (ii) By obtaining liens on Adv. Afik's assets, the Company caused Adv. Afik damages of NIS 1,465,494.46; and (iii) That a publication about the liens obtained on Adv. Afik's assets also constitutes libel against Adv. Afik for which he is owed NIS 509,198.72.

The Statement of Defense on behalf of the Company was submitted on March 4, 2012.

Evidentiary hearings on the Vitec Arbitration are scheduled for July 8-10, 2012.

We believe that the Company has strong legal and factual arguments to defend itself from the claims in the Afik Counter Claim.

Dispute between our subsidiary and Apollo CTN Sarl

There is a dispute under the Share Purchase Agreement entered into between OPCTN S.A., a Luxembourg company which is 51% owned by the Company (OPCTN), and Apollo CTN Sarl, or Apollo. Under the Share Purchase Agreement, OPCTN acquired all of the shares of Eldista, a Swiss company that owns an office complex in Geneva, Switzerland.

The dispute relates to the release of CHF 1,000,000 that was placed in escrow at the closing of the acquisition in March 2011, or the Escrow. Under the Share Purchase Agreement, the Escrow is to be released according to completion accounts that Apollo prepared post-closing which state the net asset value of Eldista as of the closing date, or the Completion Accounts. According to the Completion Accounts submitted by Apollo, approximately CHF 323,000 of the Escrow is to be paid to OPCTN and the balance of the Escrow of approximately CHF 677,000 is to be paid to Apollo.

In September 2011, OPCTN submitted an objection letter to Apollo claiming that Apollo’s calculations in the Completion Accounts were incorrect and that full CHF 1,000,000 escrow should be paid to OPCTN and that Apollo should pay an additional amount of approximately CHF 216,000 to OPCTN. OPCTN included a Notice of Claim in the objection letter and asserting breaches of Apollo’s representations and warranties under the Share Purchase Agreement and stating that OPCTN will suffer damages if the Completion Accounts are not finally determined in OPCTN’s favor.

Apollo has asserted that it accurately prepared the Completion Accounts and denies any breach of representations and warranties under the Share Purchase Agreement.

In March 2012, OPCTN and Apollo entered into an Addendum to the Share Purchase Agreement whereby they agreed that CHF 300,000 plus accrued interest of the Escrow be paid to Apollo and CHF 700,000 plus accrued interest of the Escrow be paid to OPCTN.

Dividend Policy

We have not declared or paid any cash dividends on our ordinary shares in the past. We do not expect to pay cash dividends on our ordinary shares in the foreseeable future and intend to retain our future earnings, if any, to finance the development of our business.

A dividend policy, if adopted, will be determined by our board of directors and will depend, among other factors, upon our earnings, financial condition, capital requirements, the impact of the distribution of dividends on our financial condition and tax liabilities, and such other conditions as our board of directors may deem relevant. Under Israeli law, an Israeli company may pay dividends only out of its retained earnings as determined for statutory purposes. Under our articles of association the distribution of dividends will be made by a resolution of our board of directors. See "Description of Share Capital" and "Israeli Taxation and Investment Programs".

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

ITEM 8.B. SIGNIFICANT CHANGES

Since the date of our financial statements for the year ended December 31, 2011, there has been a further progress in the arbitration between us and Vitec, as more fully described in Item 8. "Financial Information - Legal Proceedings".

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares are traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our ordinary shares as reported by The NASDAQ Global Market.

	Nasdaq
Year	High	Low
2007	$4.52	$2.52
2008	$2.73	$0.74
2009	$1.50	$0.93
2010	$1.60	$1.20
2011	$1.75	$0.99

		High	Low
2010
	First Quarter	$1.43	$1.20
	Second Quarter	$1.55	$1.35
	Third Quarter	$1.50	$1.30
	Fourth Quarter	$1.60	$1.38

2011
	First Quarter	$1.75	$1.42
	Second Quarter	$1.75	$1.36
	Third Quarter	$1.51	$1.32
	Fourth Quarter	$1.52	$0.99

2012
	First Quarter	$1.29	$1.05

	High	Low
Most Recent Six Months
October 2011	$1.40	$1.11
November 2011	$1.52	$1.30
December 2011	$1.50	$0.99
January 2012	$1.16	$1.05
February 2012	$1.29	$1.06
March 2012	$1.29	$1.07

On April 23, 2012, the reported closing sale price of our ordinary shares on The NASDAQ Global Market, was $1.28 per share.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

Our ordinary shares have been listed on The NASDAQ Global Market since April 7, 1999, under the symbol "OBAS".

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

We are a public company registered under the Companies Law as Optibase Ltd., registration number 52-003707-8.

Pursuant to our articles of association, our objectives are to engage in any lawful business and our purpose is to act pursuant to business considerations to make profits. A consideration to the Company's purpose and objectives can be found in Chapter 1 to the Company's articles of association.

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

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 30,000,000 ordinary shares, par value NIS 0.13 per share, of which 19,414,281 ordinary shares were outstanding as of April 2, 2012. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

Dividend rights

Holders of Ordinary Shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires the approval of our board of directors. Please see Item 10.E. "Taxation" below.

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

Under our articles of association our directors (who are not external directors) are elected by an ordinary majority of the shareholders at each duly convened annual meeting, and they serve until the next annual meeting, provided that external directors shall be elected in accordance with the Companies Law. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office. A resigning director may be reelected.

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

Limitations on Change in Control and Disclosure Duties

Our memorandum and articles of association do not restrict the change of control nor do they impose any disclosure duties beyond the requirements set out in Israeli law. For restriction of change of control provision under Israeli law, see Item 3.D. "Risk Factors", under the heading "Risks Relating to Operations in Israel – Anti-takeover Provisions" above.Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of shareholders participating and voting in the general meeting.

Fiduciary Duty and Duty of Care of Directors and Officers

The Companies Law codifies the duties directors and officers owe to a company. An "Officer" includes a company’s general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other directors or managers directly subordinate to the general manager. The directors’ and officers’ principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company’s benefit which include:

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

The Companies Law also requires that any extraordinary transaction between a public company and its controlling shareholder or an extraordinary transaction between such company and other person in which such company’s controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company by an ordinary majority, provided that (i) such majority vote at the shareholders meeting shall include a majority of the total votes of shareholders having no personal interest in the transaction, participating at the voting (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed two percent (2%) of the total voting rights in the company. An "extraordinary transaction" is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company’s profitability, assets or liability. Such an extraordinary transaction which shall last for a period exceeding three years shall be approved again by such company’s audit committee, board of directors and general meeting of shareholders by the special majority described above once in every three years.

The Companies Law further provides that the engagement terms of a controlling shareholder or its relative (including by an entity controlled by such controlling shareholder or its relative) with the company, either as an officer or an employee, must also be approved by such company’s audit committee, board of directors and general meeting by the special majority described above. Such an engagement which shall last for a period exceeding three years shall be approved again by such company’s audit committee, board of directors and general meeting by the special majority described above once in every three years. However, an engagement described in the beginning of this paragraph only which may be approved for a period exceeding three years, provided that the audit committee approved the engagement term to be reasonable under the circumstances.

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

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see Item 10E. "Taxation".

10.C. MATERIAL CONTRACTS

Rümlang, Switzerland

On October 29, 2009, we, through our subsidiary in Luxemburg, Optibase SARL, acquired a commercial building located in Switzerland. The five-story building includes 12,500 square meters of rentable space with offices, laboratory and retail uses. The purchase price for the transaction was approximately CHF 23.5 million of which CHF 18.8 million (approximately $22.8 million and $18.1 million respectively, as of the purchase date) was financed through a long-term loan from a Swiss bank.

Swiss Pro Capital Limited

On March 1, 2010, the Company’s subsidiary in Luxembourg Optibase RE 1 SARL or Optibase RE 1 entered into an Option Agreement, or the Option Agreement, with a Cypriot company, Swiss Pro, with respect to a commercial building acquired by the Company in October, 2009 in Rümlang, Switzerland. Through its beneficial owner, Swiss Pro introduced Optibase to the Rümlang property and facilitated Optibase’s acquisition and financing of the property. Under the Option Agreement, Optibase RE 1 granted Swiss Pro an option to purchase twenty percent (20%) of the share capital of Optibase RE 1. Swiss Pro undertook to pay a purchase price for the option of CHF 315,000 for the option. The exercise price under the Option Agreement is calculated based on twenty percent (20%) Optibase’s acquisition costs for the Rümlang Property plus interest and an adjustment for proceeds that are distributed to the shareholders of Optibase RE 1. The shares that would be issued to Swiss Pro upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase.

Sale of our Video Solutions Business

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an APA with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia), pursuant to which Optibase Technologies Ltd. and Stradis Inc. will purchase all of the assets and liabilities related to our Video Solutions Business. Closing of the transaction occurred on July 1, 2010. The following is a short summary of the principal provisions of the APA:

Acquired Assets and Liabilities

Pursuant to the APA, Vitec has acquired all rights, title and interest in and to all of our assets and assumed certain liabilities, related to our Video Solutions Business only or the Acquired Assets. Our Video Solutions Business included the design, development, manufacture, production, supply, sale, marketing and distribution of video devices and related services or the Video Solutions Business.

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

The following was not purchased by Vitec pursuant to the APA: the legal entities of Optibase Ltd. and Optibase Inc.; any securities of Optibase Inc. and any of our other subsidiaries or affiliates; our rights to any grants from the Israeli Office of the Chief Scientist or from other EU/EC sponsored programs or other grants, received or receivable as to the period ending upon closing of the Transaction; cash, cash equivalents and other investments; leases on our offices, and other properties; rights and claims under current insurance policies and all other assets not related to the and our Video Solutions Business, or Excluded Assets. In addition, the Excluded Assets include, inter alia, our real estate assets as well as other investments, held directly or indirectly by us.

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

In addition, under to the APA, the consideration will be further adjusted according to an earn-out mechanism pursuant to which 45% of Vitec’s revenues deriving from the Video Solutions Business and exceeding $14 million in the year following the closing of the Transaction, will be paid to us. According to information recently received from Vitec, we will not receive any proceeds from the "earn-out" mechanism.

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

With respect to the consortium agreements to which we are a party, if necessary approvals for the assumption of such agreements are not obtained until closing, we may choose to either terminate the APA or pay to Vitec a certain amount unsubstantial to the Company for each consortium agreement which cannot be assigned to Vitec.

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

Side Letter

In connection with the closing of the Vitec Transaction, on June 30, 2010 the parties to the APA signed a Side Letter pursuant to which the parties agreed upon certain arrangements including, inter alia, the following: (i) closing of the transaction will occur on July 1, 2010; (ii) funds relating to three European Union consortium agreements which will be placed in a consortium escrow account to be released to the Company upon the transfer of each such agreement; and (iii) since the Company and Vitec could not reach an understanding with respect to the adjustment sums payable upon closing and in order to prevent postponement of the closing date, the Side Letter stipulated that the Company would provide a calculation of the adjustment amount within five days of the closing and Vitec would deposit in escrow an amount equal to the adjustment amount, to be released over a period of 12 months as Vitec collects amounts owed to the Company from customers.

To date, we and Vitec commenced an arbitration proceedings, see Item 8. "Financial Information - Legal Proceedings".

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

Office Complex in Geneva, Switzerland

On March 3, 2011 we acquired, through our subsidiary, an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles (CTN), or the Property. The acquisition was undertaken by OPCTN S.A., or OPCTN, a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd and The Phoenix Comprehensive Pension, collectively The Phoenix. OPCTN undertook the transaction by acquiring all of the ownership interest in the Property owner Eldista. The seller, Apollo CTN. S.a.r.l, or Apollo is an entity majority owned by Area Property Partners.

Centre des Technologies Nouvelles (CTN) is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meter (approximately 377,000 square feet) of primarily space and is a center for advanced industries including biotech electronic and information technology industries.

The transaction was based on a value of CHF 126.5 million (approximately $136.5 million as of the purchase date) and included the assumption of an existing nonrecourse mortgage financing in the principal amount of CHF 85.3 million (approximately $92.4 million as of the purchase date) provided by Credit Suisse. The purchase price for the Eldista shares was CHF 37.7 million (approximately $40.6 million as of the purchase date) subject to a post-closing price adjustment to reflect Eldista’s assets and liabilities as of the closing date.

On the date of the agreement, we paid to Apollo CTN S.A.R.L, or the Seller, CHF 37.4 million (the Closing cash payment), which represent the purchase price less CHF 500,000 (approximately $40.2 million and $538,000 respectively as of the purchase date). In addition, we paid CHF one million (approximately $1.1 million as of the purchase date), or the Adjustment Escrow, into an escrow account. The release of the Adjustment Escrow depends on the consequence of the net assets adjustment.

The net assets adjustment finally amounted to be a net liability of CHF 200,000. Accordingly, CHF 700,000 of the Escrow is to be paid to us and the balance of the Escrow of CHF 300,000 (approximately $214,000, $745,000 and $ 319,000, respectively) is to be paid to the seller.

OPCTN and Apollo entered into a Share Purchase Agreement which included customary representations, and warranties as well as limited indemnities from Apollo regarding Eldista and the Property. The Seller's obligations under the SPA are guaranteed by Apollo Real Estate Fund II LP and Apollo European Real Estate Fund II (Euro) LP.

Shareholders Agreement with the Phoenix

In connection with the purchase of the office complex in Geneva, Switzerland, we and The Phoenix entered on February 8, 2011 into a Shareholders Agreement regarding our joint shareholdings in OPCTN. The Shareholders Agreement provides that Optibase will manage the day-to-day operations of OPCTN and Eldista but that certain actions of OPCTN and Eldista are subject to the joint approval of and the Phoenix. These actions include amendments to organizational documents, changes to business activity, financing arrangements, related party agreements, lease agreements exceeding twenty five percent of the leasable area of the Property, and requesting investments from shareholders in excess of CHF one million in a given year and CHF 2.5 million in aggregate.

The Shareholders Agreement also provides that Optibase and Phoenix will fund operating expenses and necessary capital expenditures for the Property that are not adequately funded by operating income, up to an amount of CHF two million per event or CHF five million per event if the capital expenditures are recommended by a third-party building engineering company. If we or The Phoenix do not provide our respective share of these expenses, the Shareholders Agreement provides that the OPCTN shareholdings (and shareholders loans) of the non-funding shareholder ownership will be diluted.

The Shareholders Agreement prohibited us and the The Phoenix from transferring shares in OPCTN until March 2012 and provides that any transfer of shares thereafter (other than to a related party) is subject to the reasonable approval of Optibase and The Phoenix. In addition, the Shareholders Agreement includes right of first offer, tag along and drag along rights in favor of both Optibase and Phoenix. The agreement provides that Optibase will make day-to-day decisions and provides The Phoenix with customary protective rights.

Private Placement to Shlomo (Tom) Wyler

Following the approval of our Audit Committee and board of directors, and the approval of our shareholders during a special general meeting of our shareholders held on May 5, 2011, the Company issued to Mr. Wyler, the president of the Company and a member of our board of directors, who is also considered the controlling shareholder of the Company 2,500,000 ordinary shares of the Company, then representing 13.11% of the Company's voting rights in consideration for $5 million. The Company further undertook to make best efforts to register for resale all the shares issued to Mr. Wyler in the private placement, and the existing shares then held by Mr. Wyler under the Securities Act within six months as of their issue date.

Office Complex in Geneva, Switzerland (CTN) refinancing agreement

On October 28, 2011 we entered into a CHF 15 million mezzanine bank loan and a CHF 85 million refinancing mortgage loan with Credit Suisse for the Company's Centre de Technologies Nouvelles (CTN) office building complex in Geneva, Switzerland. The refinancing was undertaken by OPCTN and by OPCTN's subsidiary, Eldista which is the owner of the Property.

Under the new financing agreements, Credit Suisse provided the mezzanine loan to OPCTN and refinanced the existing  mortgage loan that Credit Suisse had provided to Eldista in 2010 that had an outstanding balance of CHF 83 million with a new CHF 85 million mortgage loan. . The combined interest rate of the two new loans represents a 97 basis-point discount compared with the interest rate that Credit Suisse charged in the 2010 mortgage loan. The loans are amortized at a rate of CHF two million per year.  The loans are secured by a first mortgage over the Property and by a pledge of Eldista's shares.

The refinancing allowed us and our partners (51% and 49% respectively) to retrieve approximately CHF 15 million of the equity initially invested in the acquisition. As of the refinancing date the refinancing increased our overall liquidity and reduced principal payments by a total of CHF 3.75 million over the next four years period. Based on current interest rates and net of loan expenses, we also expect a reduction of interest expenses by approximately CHF 2.1 million, resulting in an overall expected improvement to cash flows due to the refinancing of approximately CHF 5.8 million for the four years period.

On October 2, 2011, the Company's board of directors approved the refinancing agreement. Following the approval of the Company's board of directors of the Refinancing Loan and the Mezzanine Loan, the loan documents were completed and the loan was executed on October 28, 2011.

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

10.E. TAXATION

The following is a discussion of tax consequences material to us and our Israeli and U.S. shareholders. To the extent the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this section. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any non-U.S., state or local taxes.

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

In December 2011, the Israeli Parliament passed the Law for Socioeconomic Change (Legislative Amendments) (Taxes) , 2011(the "Tax Burden Law") which prescribes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate and to raise the statutory corporate tax rate to 25% in 2012. In view of the increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will also be increased. The Amendment was enacted effective as of January 1, 2012. The adoption of the amendment had no effect on the financial statements.

Beginning as of 2010, Israeli companies are subject to regular corporate tax rate for their capital gains.  In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985 (the “Inflationary Adjustments Law”), or the provisions of Section 130A of the Income Tax Ordinance, 1961 (the “Ordinance”), applied immediately before the 2006 tax reform came into force, which were instead subject to the regular corporate tax rate).

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect or the TP Regs. Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regs are not expected to have a material affect on us.

Capital Gains Tax on Sales of Our Ordinary Shares

The following is a short summary of the material provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our common shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our common shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of common shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index (CPI) or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "material shareholder" (generally a shareholder who holds directly or indirectly 10% or more of the rights to profits, right to nominate a director or voting rights) of the company issuing the shares, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

Notwithstanding the foregoing, pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Substantial Shareholder at any time during the 12-month period preceding the sale).  With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents (including corporations) are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Israeli Shareholders on Receipt of Dividends

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period.  Pursuant to the Tax Burden Law, as of 2012 such tax rate is 25%, or 30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period.  However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.  An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our common shares.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. As of 2006, distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the rate of 20% or 25% if considered a "material shareholder" (25% and 30% if considered a "material shareholder", as of 2012 – The Burden Law), 15% for dividends generated by an Approved Enterprise (if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, that the company is qualified as a Foreign Investors’ Company, there is no such time limitation), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986 or the Code, as amended, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

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

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See Item 10.D. "Exchange Controls" under the heading "Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to U.S. corporations under Section 243 of the Code.

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

Passive Foreign Investment Companies, or PFIC

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

Other Income Tax

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to tax at the rate of approximately 29%, 25% and 34% respectively in 2011.

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

The inflation rate in Israel was approximately 3.9% in 2009, approximately 2.7% in 2010, and approximately 2.2% in 2011. The appreciation of the NIS against the dollar was approximately 0.7% in 2009, 6% in 2010, and a devaluation of 7.7% in 2011 and the devaluation of the NIS against the CHF was approximately 2.9% in 2009, 3.3% in 2010, and 7.2% in 2011. The appreciation of the CHF against the dollar was 1.7% in 2009, 9.4% in 2010, and 0.1% in 2011.

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

Our functional currency is the U.S Dollar.

The functional currencies of our subsidiaries are CHF and U.S dollar. The Company has elected to use U.S dollar as its reporting currency for all years presented.

While the functional currency of our subsidiaries in the United States is the U.S dollars, the functional currency of our subsidiaries in Switzerland is their lead currency, i.e. CHF. Since our functional and reporting currency is the U.S dollars, the financial statements of Optibase Real Estate SARL and OPCTN S.A whose functional currency has been determined to be CHF have been translated into U.S. dollars. Assets and liabilities of this subsidiary are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

Interest Rate and Rating Risks

Our exposure to market risk for changes in interest rates in Switzerland relates primarily to our long term loan taken for the purchase of our real-estate property in Switzerland and denominated in Swiss Franks (CHF). Changes in Swiss interest rates, could affect our financial results.

Investments Risks

In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2011, our available net cash was $22.9 million. We manage our available cash on a discretionary basis, within the framework of an investment policy based upon an established set of guidelines approved by our board of directors. For information concerning our investment policy, see Item 5.B. "Liquidity and Capital Resources" above. The investment guidelines are to be reviewed periodically by our board of directors and Investment Committee with the president and Chief Financial Officer. As of December 31, 2011, our available cash was invested in short term interest bearing bank deposits and money market funds with several banks. Our available cash (including the money market funds) is generally classified as Cash and cash equivalents and, consequently, is recorded on the consolidated balance sheets as such.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2011.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, because we are neither a "large accelerated filer" nor an "accelerated filer" as those terms are defined in the Securities Exchange Act.

            (c)    There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Ms. Orli Garti-Seroussi is an "audit committee financial expert" and that she is independent under the applicable Securities and Exchange Commission and NASDAQ listing rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for our employees, including our chief executive officer and senior financial officers. The Code of Business Conduct and Ethics is attached as Exhibit 11.1 to this annual report, and published on our website in the address: http://www.optibase-holdings.com/homesites/PageGen.asp?page=18523.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2011, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer to Optibase in 2010 and 2011 (in thousands):

	2010	2011
Audit fees (1)	95	115
Audit-related fees (2)	--	20
Tax fees (3)	--	--
All other fees (4)	25	--
Total	120	135

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

During 2010 and 2011, none of audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

We have not and do not expect to apply for any exemptions from the NASDAQ listing standards for audit committees.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on the Nasdaq Global Market.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The following are our financial statements audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal year ended December 31, 2011, are filed as part of this annual report:

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

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

OPTIBASE LTD.

We have audited the accompanying consolidated balance sheets of Optibase Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2012	A Member of Ernst & Young Global

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,260	$22,945
Restricted cash	-	131
Trade receivables	-	732
Other accounts receivable and prepaid expenses (Note 5)	334	1,260
Total assets attributed to discontinued operations (Note 1c)	966	969

Total current assets	31,560	26,037

LONG-TERM INVESTMENTS:
Long-term deposits (Note 9)	157	56
Investments in companies (Note 6)	100	100

Total long-term investments	257	156

PROPERTY, EQUIPMENT AND OTHER ASSETS, NET
Equipment, net	4	7
Real Estate Property, net (Note 3)	32,353	192,173
Other assets, net (Note 4)	552	1,512

Total property, equipment and other assets	32,909	193,692

Total assets	$64,726	$219,885

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2010	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loan (Note 8)	$400	$2,529
Trade payables	31	27
Other accounts payable and accrued expenses (Note 7)	1,708	4,130
Total liabilities attributed to discontinued operations (Note 1c)	3,006	2,990

Total current liabilities	5,145	9,676

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

LONG-TERM LIABILITIES:
Deferred tax liabilities (Note 10)	-	14,608
Land lease liability, net	-	7,175
Other Long-Term Liabilities	-	3,559
Long term loans, net of current maturities (Note 8)	19,189	123,606

Total long-term liabilities	19,189	148,948

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary Shares of NIS 0.13 par value -
Authorized: 30,000,000 shares at December 31, 2010 and 2011; Issued: 19,414,281 shares at December 31, 2010 and 2011; Outstanding: 16,556,808 and 19,070,808 shares at December 31, 2010 and 2011, respectively	650	744
Additional paid-in capital	125,728	130,734
Treasury shares (357,473 and 343,473 shares at December 31, 2010 and 2011, respectively)	(1,074)	(954)
Accumulated other comprehensive income	479	305
Accumulated deficit	(85,391)	(85,730)

Total shareholders' equity of Optibase Ltd.	40,392	45,099

Non-controlling interests	-	16,162

Total shareholders' equity	40,392	61,261

Total liabilities and shareholders' equity	$64,726	$219,885

The accompanying notes are an integral part of the consolidated financial statements.

April 30, 2012	/s/Amir Philips	/s/ Alex Hilman
Date of approval of the financial statements	Amir Philips Chief Executive Officer.	Alex Hilman Executive Chairman of the board of directors

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2009	2010	2011

Fixed income from real estate rent	$272	$1,650	$12,479

Costs and expenses:
Cost of real estate operations	11	59	1,869
Real estate depreciation and amortization	115	695	2,153
General and administrative	1,175	1,502	3,057

Total costs and expenses	1,301	2,256	7,079

Operating income (loss)	(1,029)	(606)	5,400
Gain on bargain purchase (Note 1b(3))	-	-	4,412
Other income (loss) (Note 6)	-	(600)	-
Financial income (expenses), net (Note 12)	617	304	(7,481)

Income (loss) before taxes on income	(412)	(902)	2,331

Taxes on income (Note 10)	-	43	481

Net income (loss) from continuing operations	(412)	(945)	1,850

Net income (loss) from discontinued operations (Note 1c)	472	5,399	(51)

Net income	60	4,454	1,799

Net income attributable to non-controlling interest	-	-	2,038

Net income (loss) attributable to Optibase LTD	$60	$4,454	$(239)

Net earnings (loss) per share:

Basic and diluted net earnings (loss) per share from continuing operations	$(0.02)	$(0.06)	$(0.01)

Basic and diluted net earnings (loss) per share from discontinued operations	$0.03	$0.33	$(0.00)

Basic and diluted net earnings (loss) per share	$0.00	$0.27	$(0.01)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share:	16,533,586	16,554,870	18,209,676

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2009	$650	$125,492	$(1,306)	$-	$(89,825)	$35,011	$-	$-	$35,011

Stock-based compensation related to options and unvested shares granted to employees	-	221	-	-	-	221	-	-	221
Issuance of treasury shares upon vesting shares	-	(64)	98	-	(34)	-	-	-	-
Foreign currency translation adjustment	-	-	-	(54)	-	(54)	-	(54)	(54)
Net income	-	-	-	-	60	60	-	60	60
Total comprehensive income, net								$6

Balance as of December 31, 2009	650	125,649	(1,208)	(54)	(89,799)	35,238	-	-	35,238

Stock-based compensation related to options and unvested shares granted to employees	-	167	-	-	-	167	-	$-	167
Issuance of treasury shares upon vesting of shares	-	(88)	134	-	(46)	-	-	-	-
Foreign currency translation adjustment	-	-	-	533	-	533	-	533	533
Net income	-	-	-	-	4,454	4,454	-	4.454	4,454
Total comprehensive income, net								$4,987

Balance as of December 31, 2010	650	125,728	(1,074)	479	(85,391)	40,392	-	$-	40,392

Issuance of ordinary shares	94	4,906	-	-	-	5,000	-	-	5,000
Stock-based compensation related to options and unvested shares granted to employees	-	120	-	-	-	120	-	-	120
Issuance of treasury shares upon vesting of shares	-	(20)	120	-	(100)	-	-	-	-
Foreign currency translation adjustment	-	-	-	(174)	-	(174)	(131)	(305)	(305)
Non-controlling interests	-	-	-	-	-	-	14,255	-	14,255
Net income (loss)	-	-	-	-	(239)	(239)	2,038	1,799	1,799
Total comprehensive income, net								$1,494

Balance as of December 31, 2011	$744	$130,734	$(954)	$305	$(85,730)	$45,099	$16,162		$61,261

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:

Net income	$60	$4,454	$1,799
Loss (income) from discontinued operations	(472)	(5,399)	51

Income (loss) from continued operation	(412)	(945)	1,850
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	115	696	2,220
Impairment of an investment in company	-	600	-
Stock-based compensation related to options and unvested shares granted to employees	221	167	120
Gain from a bargain purchase	-	-	(4,412)
Decrease in trade receivables	-	-	1,216
Decrease in deferred tax liabilities	-	-	(482)
Increase in other long-term liabilities	-	-	3,319
Decrease (increase) in other accounts receivable and prepaid expenses	(218)	29	1,371
Increase (decrease) in trade payables	29	2	(136)
Increase (decrease) in accrued expenses and other accounts payable	757	(164)	(3,161)

Net cash provided by from continuing operations	492	385	1,905

Net cash used in discontinued operations	(3,349)	(202)	(70)

Net cash provided by (used in) operating activities	(2,857)	183	1,835

Cash flows from investing activities:
Purchase of equipment	-	(5)	(5)
Proceeds from (investment in) short-term deposit	(3,750)	3,750	(1,065)
Proceeds from (investment in) long-term lease deposits	11	(57)	101
Investment in real estate property	(22,282)	(8,786)	(1,187)
Investment in other assets	(659)	-	-
Increase in restricted cash	-	-	(131)
Acquisition of Eldista, net (b)	-	-	(20,684)
Proceeds from sale of the Video activity	-	6,800	-
Net cash provided by (used in) investing activities from continuing operations	(26,680)	1,702	(22,971)

Net cash provided by (used in) investing activities from discontinued operations	28,481	-	-

Net cash provided by (used in) investing activities	1,801	1,702	(22,971)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from financing activities:
Issuance of ordinary shares in a private placement	-	-	5,000
Proceeds from bank loan	18,353	-	106,441
Repayment of bank loan	-	(406)	(91,847)
Repayment of loan to non- controlling interests	-		(5,618)

Net cash provided by (used in) financing activities from continuing operations	18,353	(406)	13,976

Exchange differences on balances of cash and cash equivalents	(32)	130	(155)
Increase (decrease) in cash and cash equivalents	17,265	1,609	(7,315)
Cash and cash equivalents at the beginning of the year	11,386	28,651	30,260

Cash and cash equivalents at the end of the year	$28,651	$30,260	$22,945

(a)	Supplemental cash flow activities:

	Cash paid during the year for:

	Taxes	$88	$-	$1,903

	Interest	$26	$207	$3,081

(b)	Acquisition of Eldista, net:

	Working capital deficiency, net			$(155)
	Building (including land)			161,451
	Above market value of in-place leases			1,124
	Deferred tax liabilities			(15,282)
	Mortgage loan			(92,705)
	Swap instrument			(392)
	Land lease liability			(7,311)
	Rent settlements with tenants			(1,759)
	Gain from a bargain purchase			(4,412)
	Non controlling interests			(19,875)

	Net cash paid by the Company			$20,684

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Optibase Ltd. ("the Company") was incorporated and commenced operations in 1990.

During 2009 the Company had entered into the fixed-income real estate sector after an acquisition of a commercial building as more fully described in paragraph b below.

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

As of December 31, 2011, the Company manages its activity through three active subsidiaries: Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc") and OPCTN SA in Geneva which was incorporated in February 2011 (collectively: "the Group").

b.	Acquisitions:

2009 Acquisition:

1.	Rümlang , Switzerland

On October 29, 2009, the Company through its subsidiary in Luxemburg, Optibase SARL, acquired a commercial building located in Rümlang Switzerland. The five-story building includes 12,500 square meters of rentable space with offices, laboratory and retail uses. The purchase price for the transaction was approximately CHF 23,500 of which CHF 18,800 (approximately $ 22,800 and $ 18,100 respectively, as of the purchase date) was financed through a long-term loan from a Swiss bank (see details in Note 8).

The acquisition has been accounted for using the purchase method of accounting. The purchase price has been allocated to land, building and intangible assets. The aggregate value of other acquired intangible assets, consisting of in-place leases, is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as-if-vacant, determined as set forth below. The value of in-place leases exclusive of the value of above-market and below-market in-place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Other than as discussed above, the Company has determined that the real estate properties do not have any other significant identifiable intangibles.

The total purchase price was allocated as follows:

Cash paid	$22,828

Land	$2,818
Building	19,354
Above market value of in-place leases	656

Total purchase price	$22,828

On March 1, 2010 Optibase SARL entered into an Option Agreement with a Cypriot company, Swiss Pro Capital Limited, with respect to the commercial building acquired by the Company, in Rümlang, Switzerland. Through its beneficial owner, Swiss Pro Capital Limited introduced Optibase to the Rumlang property and facilitated Optibase's acquisition and financing of the property. Under the Option Agreement, Optibase SARL granted Swiss Pro Capital limited an option to purchase twenty percent (20%) of the share capital of Optibase SARL in consideration of initial price of CHF 315 (approximately $ 335) that shall be paid upon exercise (the "Initial Price"). In addition to the initial price, upon exercise of the option, Swiss Pro Capital Limited will pay 20% of the investment amount (as defined in the Option Agreement). The shares that would be issued to Swiss Pro Capital Limited upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase. The Company estimated the fair value of option granted in accordance with ASC 820 using the Binominal model and was accounted as a liability.

2010 Acquisition:

2.	Marquis Residence in Miami, Florida

On December 30, 2010, the Company's wholly-owned subsidiary, Optibase Inc, acquired  21 condominium units in the Marquis Residence in Miami, Florida. for consideration of approximately $ 8,632 in cash. The acquisition of the units was accounted for as acquisition of an asset. The Company is renting part of the units and in principle holds the units for investment purposes and will consider selling the units in accordance with its business considerations and market conditions. As of December 31, 2011, out of the 21 units 14 units have been rented.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

2011 Acquisition:

3.	Centre des Technologies Nouvelles in Geneva, Switzerland

On March 2, 2011 the Company acquired through a newly established subsidiary an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles (CTN) (the "Property"). The acquisition was undertaken by OPCTN S.A., a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd and The Phoenix Comprehensive Pension (collectively, "The Phoenix"). OPCTN S.A. undertook the transaction by acquiring all of the ownership interest in the Property owner Eldista GmbH, a Swiss Company ("Eldista").

CTN is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meters (approximately 377,000 square feet) of primarily space and is a center for advanced industries including biotech electronic and information technology industries.

The total purchase price for the Eldista shares was CHF 37,720 (representing $ 40,559 - as of the purchase date), subject to a post-closing price adjustment to reflect Eldista’s assets and liabilities as of the closing date.

On the date of the agreement, the Company paid to Apollo CTN S.A.R.L (the "Seller"), CHF 37,420,  which represent the purchase price less CHF 500 (approximately $ 40,234 and $ 538, respectively as of the purchase date). In addition, the Company paid CHF 1,000 (approximately $ 1,075 as of the purchase date) (the "Adjustment escrow”) into an escrow account. The release of the adjustment escrow depends on the consequence of the net assets adjustment.

The net assets adjustment finally amounted to be a net liability of CHF 200.
Accordingly, CHF 700 of the Escrow is to be paid to the Company and the balance of the Escrow of CHF 300 (approximately $ 214, $ 745 and $ 319, respectively) is to be paid to the seller.

The acquisition of the property through the acquisition of Eldista was accounted for by the Company as a business combination in accordance with ASC 805 "Business Combination". The acquired activities and assets of Eldista constitute a business as they consist of inputs and processes applied to those inputs that have the ability to create outputs.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The results of operations of the acquired property are included in the Company's financial statements from the date the acquisition has been completed.

The total purchase price was allocated as follows:

USD

Cash paid for Eldista shares	$40,559

Assets and liabilities acquired:

Land	23,654
Building	137,797
Swap instrument	(392)
Mortgage loan	(92,705)
Rent settlements with tenants	(1,759)
Lease provision	(7,311)
Above and below-market value of in-place leases	1,124
Deferred tax liabilities	(15,282)
Other current net assets	(155)
Gain from a bargain purchase	(4,412)

Total purchase price	40,559

Less:
Purchase price paid by non-controlling interests	(19,875)

Net purchase price	$20,684

The bargain purchase gain was recorded since the total acquisition date fair value of the identifiable net assets acquired exceeded the total purchase price.

Accordingly, the Company recorded the bargain purchase gain as other income in the amount of $ 4,412 in the consolidated statement of operations for the year ended December 31, 2011.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.	Sale of the Video activity (Discontinued operations):

On March 16, 2010, the Company and its subsidiary, Optibase Inc., entered into an asset purchase agreement (the "Agreement") with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of  S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec, Optibase Technologies Ltd. and Stradis Inc., collectively "Vitec") pursuant to which Vitec purchased all of the assets and liabilities related to the Company's Video Solutions Business (the "Video Activity") for an aggregate consideration of $ 8,000, subject to certain price adjustments and an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the Video activity exceeding $ 14,000 in the year following the closing of the transaction, will be paid to the Company. Closing of the transaction occurred on July 1, 2010. In the year following the closing, the Company did not achieve the earn-out target and no additional consideration was received by the Company.

Under the Agreement, the Company and Vitec agreed on a price adjustment mechanism to the initial consideration, upon which, Vitec shall add or subtract to the consideration an amount equal to accounts receivable, net plus other receivables and prepaid expenses minus accounts payable and other payables, all as of the Closing date (the “Adjustment Amount”), whereby the Adjustment Amount as calculated by the Company would be deposited by Vitec in escrow within five days from the closing date, to be released over a period of 12 months as Vitec collects amounts owed to the Company from customers.

As of December 31, 2011, Vitec has refrained from depositing any amount in escrow. This led to a dispute between the parties. For further details see Note 9e.1.

The Company recorded a capital gain of approximately $ 6,300 resulting from this Sale of the Video Activity.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The results of operations of the Video Activity for the years ended December 31, 2009, 2010 and 2011, which were reported separately and retroactively as discontinued operations in the consolidated statements of operations, are summarized as follows:

	Year ended December 31,
	2009	2010	2011

Revenues	$13,149	$4,457	$-

Operating income	$6,612	$2,874	$-

Costs and expenses	$10,914	$3,779	$51

Other Income	$4,774	$6,304	$-

Net income (loss) from discontinued operations	$472	$5,399	$(51)

Basic and Diluted net earnings per share from discontinued operations	$0.03	$0.33	$(0.00)

The assets and liabilities of the Video activity for the years ended December 31, 2010 and 2011, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	December 31,
	2010	2011
Assets:

Other accounts receivable	$966	$969

Total assets	$966	$969

Liabilities:

Other accounts payable and accrued expenses	$3,006	$2,990

Total liabilities	$3,006	$2,990

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

While the functional currency of the Company's subsidiaries in the United States is the U.S dollars, the functional currency of the subsidiaries in Switzerland is their lead currency, i.e. CHF. Since the Company's functional and reporting currency is the USD, the financial statements of Optibase Real Estate SARL and OPCTN S.A. whose functional currency has been determined to be CHF have been translated into U.S. dollars.  Assets and liabilities of these subsidiaries are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside of the Group, have been eliminated upon consolidation.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Non-controlling Interests:

Non-controlling interests generally represent the portion of equity that the Company does not own in those entities that it consolidates. The Company accounts for and reports its non-controlling interests in accordance with the provisions required under the Consolidation Topic of the FASB ASC 160. Non-controlling interests are separately presented within the equity section of the consolidated balance sheets. The amounts of consolidated net earnings attributable to the Company and to the non-controlling interests are presented on the consolidated statement of income.

e.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less at the date acquired.

f.	Property and equipment:

Real estate and equipment are stated at cost net of accumulated depreciation. Costs include those related to acquisition, including building improvements.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Building and buildings' improvements	30-100
Computers and equipment	3

g.	Long-lived assets including intangible assets:

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2010 and 2011, no impairment losses have been identified.

h.	Investments in companies:

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

i.	Goodwill and bargain purchase gain:

Goodwill reflects the excess of the fair value of the acquired business over the fair value of net identifiable assets acquired in various business acquisitions. The Company accounts for goodwill in accordance with the Intangibles - Goodwill and Other Topic of the FASB ASC 350.

A bargain purchase gain in the Eldista acquisition, represents the excess of 100% of the recognized bases of identifiable assets acquired, net of assumed liabilities, over the aggregate of the acquisition-date fair values of (1) the acquirer‘s interest in the acquiree, (2) noncontrolling interests in the acquiree and (3) any equity interest held in the acquiree by the acquirer immediately before the acquisition date.

With respect to bargain purchase, the Company recognized a gain in the amount of $ 4,412 a corresponding deduction from net income attributable to non-controlling interest in the amount of $ 2,162 in the consolidated statement of operations for the year ended December 31, 2011 (See note 1.b.3).

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Intangibles assets:

Intangible assets consist of in-place lease values, tenant origination costs and above-market rents that were recorded in connection with the acquisition of the properties. Intangible assets are amortized and accreted using the straight-line method over the term of the related leases. When a lease is terminated early, any remaining unamortized balances under lease intangible assets or liabilities are charged to earnings.

k.	Derivative Instruments:

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging". ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2011, the Company had no outstanding hedging instruments. At times, it may use derivative instruments to manage exposure to variable interest rate risk. From time to time, the Company enters into interest rate swaps to manage its exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. The Company generally enters into derivative instruments that qualify as cash flow hedges and it do not enter into derivative instruments for speculative purposes.

l.	Business Combinations:

The Company allocated the purchase price of acquired properties to land, building, intangible assets and other liabilities in accordance with the Business Combinations Topic of the FASB ASC 805-10.  The Company allocated the initial purchase price of assets acquired (net tangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition. There are two categories of intangible assets to be considered:

(1) in-place leases; (2) above and below-market value of in-place leases. The aggregate value of other acquired intangible assets, consisting of in-place leases, is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as-if-vacant, determined as set forth above. The value of in-place leases exclusive of the value of above-market and below-market in-place leases is amortized to depreciation expense over the estimated remaining term of the respective leases. The value of above-market and below-market in-place leases is amortized to rental revenue over the estimated remaining term of the leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off. Other than as discussed above, the Company has determined that our real estate properties do not have any other significant identifiable intangibles. The results of operations of acquired properties are included in our financial statements as of the dates they are acquired. The intangible assets and liabilities associated with property acquisitions are included in other assets and other liabilities in our consolidated balance sheets.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

The Company generates revenues from fixed income from real-estate derived from its buildings in Switzerland (Rümlang and Geneva) and Miami FL.

Rental income includes minimum rents and expenses recoveries. Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

n.	Contingencies:

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

ASC 740 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The Company policy is to accrued interest and penalties related to unrecognized tax benefits in it financial expenses. No adjustments were required upon the initial implementation of this guidance.

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

Accounts receivable includes amounts billed to tenants and accrued expense recoveries due from tenants. The Company makes estimates of the uncollectability of its accounts receivable using the specific identification method related to base rents, straight-line rent balances, expense reimbursements and other revenues. It also analyzes accounts receivable and historical bad debt levels, tenant credit-worthiness, payment history and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Accounts receivable are written-off when they are deemed to be uncollectible and the Company is no longer actively pursuing collection. The Company's reported net income is directly affected by management's estimate of the collectability of accounts receivable.

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

r.	Accounting for stock-based compensation:

ASC Topic 718 "Compensation - Stock Compensation" ("ASC 718"), requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model.

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

The Company estimates the fair value of stock options granted using the Black-Scholes- Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements. The expected term of options granted is based upon simplified method. The risk free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value was estimated at the date of grant using the following weighted average assumptions for the Black-Scholes model:

	December 31,
	2009	2010	2011

Dividend yield	0%	0%	0%
Volatility	60%	61%	67%
Risk free interest	2.36% - 3.69%	1.8% -2.22%	0.9% -1.7%
Expected term (years)	4.75	4.75	4.75

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Treasury Shares:

During the past years, the Company repurchased certain of its Ordinary shares on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction from shareholders' equity. From time to time the Company reissues treasury shares under the stock purchase plan, upon exercise of option and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with ASC No. 505-30, "Treasury Stock" and charges the excess of the purchase cost, including related stock-based compensation expenses, over the re-issuance price to retained earnings. The purchase cost is calculated based on the specific identification method. In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

t.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, other accounts receivable, trade payables, other accounts payable, and accrued liabilities, approximate fair value because of their generally short-term maturities.

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

Warrants (see note 1b(1)) are measured at fair value under ASC 820 on a recurring basis as of December 31,2010 and 2011.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Impact of newly issued Accounting Standards:

1.
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect of ASU No. 2011-04, but does not expect its adoption will have a material effect on its consolidated financial statements.

2.
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. No change has been made in the items to be reported in comprehensive income. ASU No. 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total
Cost:

At January 1, 2010	$2,832	$19,450	$-	$(110)	$22,172
Additions	-	154	8,632	2,102	10,888

At December 31, 2010	2,832	19,604	8,632	1,992	33,060
Additions	23,654	138,983	781	(1,583)	161,835

At December 31, 2011	26,486	158,587	9,413	409	194,895

Accumulated depreciation:

At January 1, 2010	-	92	-	-	92
Depreciation charge for the year	-	563	-	52	615

At December 31, 2010	-	655	-	52	707
Depreciation charge for the year	-	2,011	45	(41)	2,015

At December 31, 2011	-	2,666	45	11	2,722

Real estate property, net:

At December 31, 2011	$26,486	$155,921	$9,368	$398	$192,173

At December 31, 2010	$2,832	$18,949	$8,632	$1,940	$32,353

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	Above market value of in-place leases *)	Currency translation adjustment	Total
Cost:

At January 1, 2010	$659	$(3)	$656
Additions	-	62	62

At December 31, 2010	659	59	718
Additions	1,125	(11)	1,114

At December 31, 2011	1,784	48	1,832

Accumulated depreciation:

At January 1, 2010	22	-	22
Depreciation charge for the year	132	12	144

At December 31, 2010	154	12	166
Depreciation charge for the year	162	(8)	154

At December 31, 2011	316	4	320

Other assets, net:

At December 31, 2011	$1,468	$44	$1,512

At December 31, 2010	$505	$47	$552

Intangible assets consist of lease contracts with tenants deriving from the acquisition of a commercial building located in Switzerland in 2009 in the amount of $ 410 (see details in Note 1b (1)) and from the acquisition of a building complex in Geneva in 2011 in the amount of $ 1,102 (see details in Note 1b (3)) .

*)	Amortization expenses amounted to $ 22, $ 132 and $ 162 for the years ended December 31, 2009, 2010 and 2011, respectively.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET (Cont.)

Estimated amortization expenses by years are as follows:

Year	Estimated amortization expenses

2012	$156
2013	275
2014	428
2015	229
2016 and thereafter	424

$1,512

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2011

Short-term deposit (1)	$-	$1,065
Deferred tax asset	145	-
Prepaid expenses	96	147
Income receivable	20	20
Others	73	28

	$334	$1,260

(1)	OPCTN S.A. paid CHF 1,000 into an escrow account as part of a net assets adjustment mechanism agreed by the parties in connection with CTN transaction (see details in Note 1b (3)).

NOTE 6:-	INVESTMENTS IN COMPANIES

a.
The Company invested several amounts in Mobixell Networks Inc. (Mobixell), a privately held Company which is engaged in the design, development and marketing solutions for mobile rich media adaptation, optimization and delivery. As of December 31, 2011, the Company holds 2.08% of Mobixell's shares on a fully diluted basis. The Company's investment in Mobixell is presented at cost net of impairments recorded and as of December 31, 2010 and 2011 the investment amounted to $ 100, following an impairment of $ 600 recorded during 2010.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVESTMENTS IN COMPANIES (Cont.)

b.
The Company holds approximately 24% on a converted and fully diluted basis, of V.Box Communication Ltd. ("V. Box"), a privately held company. As of December 31, 2007, the Company has impaired its entire investment. Optibase did not invest additional amounts thereafter.

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2011

Employees and payroll accruals	$167	$163
Accrued expenses	1,438	1,681
Institution (mainly tax provision)	-	1,881
Advance rent payments	-	287
Deferred tax liability	-	97
Other	103	21

	$1,708	$4,130

NOTE 8:-	LONG TERM LOANS

a.
On October 29, 2009, Optibase SARL received a mortgage loan ("the Loan") from a financial institution in Switzerland, in the amount of CHF 18,800 for the purpose of purchasing the real estate property located in Rümlang, Switzerland ("the Property"). As of December 31, 2011 total mortgage loan amounted to $ 18,810 with current maturities of $ 400. The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins (0.8%). The financial institution may increase margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2011, the Company met these covenants.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	LONG TERM LOANS (Cont.)

Maturities of the loan by years are as follows:

Year ended December 31,

2012 (current maturity)	$400

Long-term portion:
2013	400
2014	400
2015	400
2016	400
2017	400
2018 and thereafter	16,810

$18,810

b.
On September, 2010, Eldista was granted a mortgage loan from a financial institution in Switzerland, in the amount of CHF 85,250 for the purpose of purchasing its real estate property located in Geneva, Switzerland. The loan bears an adjustable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins (1.8%). Principal and interest of the loan are payable quarterly. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. Eldista had the option to convert the mortgage into another mortgage product offered by the bank until April 30, 2015. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received.

On October 2011, OPCTN and Eldista entered into a CHF 100,000 bank loan refinancing with Credit Suisse for the above mentioned loan. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The combined interest rate of the new loans is 0.83% compared with 1.8% that Credit Suisse charged on the previous mortgage loan. The loans are repaid at a rate of CHF 2,000 per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares.

The modification of the loan was accounted for by the Company in accordance with ASC 470-50 "Debtor's Accounting for a Modification or Exchange of Debt Instruments". The new debt instrument was initially recorded at fair value and that amount was used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.
As a result of the refinancing of the loan, the Company recorded in its financial statements a financial expense in the amount of $ 400 (representing CHF 375).

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	LONG TERM LOANS (Cont.)

Maturities of the loan by years are as follows:

Year ended December 31,

2012 (current maturity)	$2,129

Long-term portion:
2013	2,129
2014	2,129
2015	2,129
2016	2,129
2017	2,129
2018 and thereafter	94,151

$104,796

The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2011, the Company met these covenants.

c.
As of December 31, 2010 and 2011, the Company and its subsidiaries had authorized lines of credit in the amount of $ 70 and $ 65, respectively which are linked to the NIS and bear an annual bank interest rate of Prime plus 1%-1.25%.The Company and its subsidiaries did not utilize its line of credit as of December 31, 2010 and 2011.

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries facilities and motor vehicles are leased under several operating lease agreements for periods ending in 2011.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2012	$60
2013	51

$111

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Guarantees:

As of December 31, 2011, the Company has obtained bank guarantees in the amount of $ 199.

c.	Assets pledged as collateral:

As collateral for the Company's lines of credit and bank guarantees, a fixed charge has been placed on the Company's property and equipment, shareholders' equity, a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all the other assets of the Company and a specific charge has been placed on the Company’s bank deposit as described in Notes 8(a) and 8(b).

d.	Office of the Chief Scientist and European Commission commitments:

Until the sale of the Video activity the Company participated in programs sponsored by the Israeli Government and by the European Commission for the support of research and development activities.

The Company was obligated to pay royalties to the Office of the Chief Scientist ("OCS"), amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company is currently undergoing an audit by the OCS for royalties paid before the sale of our video business. As of December 31, 2011, the Company believes it has sufficient provisions to cover the outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations

Through December 31, 2010, the Company has paid or accrued royalties to the OCS in the amount of $ 4,308, and had an outstanding contingent obligation to pay royalties in the amount of approximately $ 4,248 plus interest.

In addition, during 2009 and 2010 the Company was audited by the European Commission for grants received under 3 FP6 contracts. The results of the audit reflect an over payment of approximately $ 361 which needs to be repaid by the Company. In addition, the European Commission has inflicted a fine in the amount of $ 149. In addition The Company needs to review the non-audited FP6 contracts and analyze whether there is a need for any implementation of the audit findings for these contracts as well. The Company is currently evaluating its position with respect to the audit and believes it has sufficient provisions to cover the outcome of such review process.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Legal claim and contingent liabilities:

1.
Under the Agreement related to the sale of Video Activity (as further described in Note 1c) the parties agreed on a price adjustment mechanism, upon which, Vitec shall add or subtract to the consideration the adjustment amount whereby the adjustment amount would be deposited in escrow within five days from the closing date.

However,  Vitec has refrained from depositing any amount in escrow.

In that respect, since October, 2010 through April, 2011, both parties have filed several and separate motions with the Tel-Aviv District Court, seeking, inter alia, fixed and temporary injunctions. To date, the Tel-Aviv District Court has refused to grant temporary injunctions.

In April, 2011, based on a request to dismiss filed by Vitec, the court decided to dismiss the different claims without granting expenses to either party, and  transferred them arbitration proceedings.

In November 2011, Vitec and the Company submitted their Statement of Claim to the Arbitrator.

The Company submitted its Statement of Claim against Vitec demanding that Vitec pay an aggregate sum of $ 1,506 for the Adjustment Amount owed to the Company while Vitec submitted its Statement of Claim against the Company, demanding that the Company pay Vitec a total amount of approximately $ 22,816.

The Statement of Claim brought by Vitec is based, inter alia¸ on the following main causes of action: (i) loss of business opportunities (mainly M&A transactions) for lack of available cash; (ii) mail fraud; (iii) defamation; (iv) expenditures related to the legal proceedings between the parties; and (v) several additional causes of action, among others, based on Vitec's claim mentioned above.

In January 2012, the Company submitted its Statement of Defense to Vitec's Statement of Claim denying all of the Vitec's claims and Vitec submitted its Statement of Defense to the Company's Statement of Claim denying all of the Company's claims.

In March 2012, evidentiary hearings were held before the Arbitrator. During these hearings Vitec's witnesses gave their primary testimony and were cross-examined by the Company's attorneys. Additional evidentiary hearings for Vitec's witnesses are scheduled for May 7 and 8, 2012.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Primary testimony affidavits were not submitted by the parties to the above legal proceedings. The proceeding are currently in the midst of Vitec's evidentiary testimony, therefore the Company cannot assess the outcome of these proceedings at this point in time.

2.	Personal Claim against Adv. Doron Afik.

As part of the Agreement the Company, Vitec and Adv. Afik as trustee (the "Trustee") entered into the Consortium Escrow Agreement of March 16, 2010 (the "Consortium Agreement"). Under the Consortium Agreement, $ 300 of the consideration were held in escrow $ 100 per each EC Consortium Agreement to be transferred from the Company to Vitec under the Agreement.

Due to the Trustee's refusal to transfer the escrow funds to the Company, the Company believes the Trustee is in breach of his duties as Trustee and is causing damage to the Company. Therefore, on June 9, 2011, the Company filed a statement of claim for damages of approximately $ 262 against the Trustee.

On November 1, 2011, at the parties' mutual request, the court ordered to transfer these proceedings to arbitration.

On January 15, 2012, Adv. Afik submitted his Statement of Defense to the claim against him, denying all of the Company's claims against him. Also on January 15, 2012, Adv. Afik submitted a counterclaim against Optibase, ( the “Counter-Claim”). In the Counter Claim Adv. Afik demands to receive a total amount of approximately $ 648 from the Company. Adv. Afik's claim is based on three main claims: (i) The Company's response to an article published in a certain  website constitutes libel against Adv. Afik; (ii) Damages caused by obtaining liens on Adv. Afik's assets; and (iii) That a publication about the liens obtained on Adv. Afik's assets also constitutes libel against Adv. Afik.

The Company believes that it has strong legal and factual arguments to defend itself from the claims in the Afik Counter Claim.

The Company's claim against Adv. Afik is in its preliminary stages and the Company cannot assess its chances at this point in time.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

A company is taxable on its real (non-inflationary) capital gains at the corporate tax rate of 25% in the year of sale.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to the following tax rates:

	Year ended December 31,
	2009	2010	2011

Luxemburg	29%	29%	29%
Switzerland	25%	25%	24%
United States	35%	35%	34%

b.	Tax assessments:

The Company has final tax assessments through the tax year 2007.

c.	Deferred tax assets and liabilities:

Deferred tax assets and liabilities deriving from the acquisition of a building complex in Geneva in 2011 (see details in Note 1B (3)).  The deferred taxes are computed at the average tax rate of 24%, based on the corporate income tax in Switzerland, which is the tax rate that will be in effect when the differences are expected to reverse.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

	March, 2 (acquisition date)		December 31
	2011	Amortization	2011

Land	$5,620	$-	$5,620
Building	11,738	(98)	11,640
Swap instrument	(93)	(761)	(854)
Mortgage loan	(248)	5	(243)
Settlements with tenants	(418)	418	-
Lease provision	(1,737)	15	(1,722)
Other assets, net (In-place leases)	267	(3)	264

	$15,129	$(424)	$14,705

Current deferred tax liability in the amount of $ 97 is included within other accounts payables and accrued expenses in the balance sheets.

d.	Net operating losses carryforward:

Through December 31, 2011, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $ 66,123 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2011, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $ 28,153 that can be carried forward and offset against taxable income for 20 years, no later than 2012 to 2032. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S deferred tax assets.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

e.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2009	2010	2011

Income (loss) before taxes as reported	$(412)	$(902)	$2,331

Theoretical tax benefit computed at the statutory rate (26%, 25% and 24% for the years 2009, 2010 and 2011, respectively)	$(107)	$(226)	$560
Differences in tax rates on income deriving from foreign subsidiaries	(10)	(89)	42
Gain derived from bargain purchase	-	-	(1,059)
Tax adjustments in respect of currency translation	341	643	154
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	(162)	(339)	626
Settlement of prior years tax assessments	-	-	41
Other non-deductible expenses	(62)	54	117

Income tax expense	$-	$43	$481

f.	Income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2009	2010	2011

Domestic	$(443)	$(1,343)	$(3,138)
Foreign	31	441	5,469

	$(412)	$(902)	$2,331

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

g.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2009	2010	2011

Current	$-	$7	$863
Deferred	-	36	(382)

	$-	$43	$481

Domestic	$-	$-	$-
Foreign	-	43	481

	$-	$43	$481

h.
As of December 31, 2010 and 2011 the Company has no liability for unrecognized income tax benefits, and there was no change in its liability for unrecognized income tax benefits during all years presented.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.
On May 5, 2011, following the receipt of the approval of the Company's shareholders on March 30, 2011, the Company completed a private placement of 2,500,000 ordinary shares of the Company to the Company's President and the controlling shareholder of the Company, in consideration for $ 5,000.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Stock options:

In 1999, the Company adopted an Israeli Option Plan ("1999 Israeli option plan"), and a U.S. Option Plan ("1999 U.S. option plan") (collectively "the 1999 plans"). Under the terms of the above option plans, options may be granted to employees, officers, directors andconsultants . Also, the options generally become exercisable monthly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than seven years from the date of the grant.

In April 2001, the Board of Directors of the Company approved the adoption of the 2001 Non-Statutory Share Option Plan. Under the terms of this plan, options may be granted to available personnel, employees, directors and consultants. The options to be granted under the plan are limited to non-statutory options. The plan has terms similar to those contained under the 1999 U.S. Option Plan.

On May 1, 2003, , the Company adopted the "Share Option Agreement 2003" in accordance with the amended Section 102 of Israel's Income Tax Ordinance.

The exercise price of the options granted under the abovementioned  plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The total number of options available for future grants as of December 31, 2011 was 2,826,275.

A summary of the Company's stock option activity, and related information, is as follows:

	Year ended December 31, 2011
			Weighted
			average
	Amount	Weighted average exercise price	Remaining contractual term (years)

Outstanding at the beginning of the year	543,100	$2.96
Granted	310,000	$1.99
Forfeited	(207,600)	$4.64

Outstanding at the end of the year	645,500	$1.95	5.51

Exercisable options at the end of the year	198,008	$2.42	3.79

Options vested and expected to vest at end of year	632,059	$2.1	5.37

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted average fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $ 1.31, $ 0.82 and $ 0.66, respectively.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock value as of December 31, 2011 and  the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on the fair market value of the Company's stock. As of December 31, 2010 and 2011, the total intrinsic value of outstanding options was $ 25 and $ 0 respectively.

As of December 31, 2011, there was $ 277 of total unrecognized compensation cost related to options compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a period of up to four years.

c.	Non-vested shares:

In May 2006, the Board of Directors approved the adoption of the 2006 Israeli Incentive Compensation Plan (the "2006 Plan"). The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks.

The Company currently uses the 2006 Plan for the grant of restricted shares only. The restricted shares are granted at no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. As of December 31, 2011 the pool consists of 300,000 Shares, where an aggregate of 78,450 ordinary shares has been reserved for issuance under the 2006 Plan.

A summary of the status of the entity's nonvested shares as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2011	34,000	$1.27

Granted	24,000	$1.48
Exercised	(18,000)	$1.23
Forfeited and cancelled	(10,000)	$1.34

Non-vested at December 31, 2011	30,000	$1.43

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2011, there was $ 17 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a period of up to two years.

d.	The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2009, 2010 and 2011, was comprised as follows:

	Year ended December 31,
	2009	2010	2011

General and administrative from continued operations	$79	$112	$120
Expenses recorded as discontinued operations	142	55	-

Total equity-based compensation expense	$221	$167	$120

NOTE 12:-	SELECTED STATEMENT OF OPERATIONS DATA

a.	Financial income (expenses):

	Year ended December 31,
	2009	2010	2011
Financial income:
Interest	$423	$612	$35
Foreign currency translation adjustments	257	-	-

	680	612	35
Financial expenses:
Interest	(63)	(207)	(3,081)
Foreign currency translation adjustments	-	(101)	(334)
Remeasurement of derivatives	-	-	(4,101)

	(63)	(308)	(7,516)

	$617	$304	$(7,481)

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SUBSEQUENT EVENTS

During 2012 there has been a further progress in the arbitration between the Company and Vitec as more fully described in Note 9(e).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2012	OPTIBASE LTD.

By: /s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

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

4.2
Agreement between Optibase RE 1 SARL and Basler Kantonalbank dated October 28, 2009 (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.3
Agreement between Optibase RE 1 SARL and Swiss Pro Capital Limited, formerly known as Chessell Holdings Limited, dated March 1, 2010 (incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.4
Agreement between Optibase Inc. and Optibase Technologies Ltd., a wholly owned subsidiary of S.A. Vitec dated March 16, 2010 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.5
Agreement between Optibase Real Estate Miami LLC and Leviev Boymelgreen Marquis Developers, L.L.C. dated December 30, 2010 (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).

4.6
Agreement between Apollo CTN S.à.r.l. and OPCTN S.A. dated March 2, 2011(incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).

4.7*	Framework Agreement between Eldista GmbH and CREDIT SUISSE AG dated October 6, 2011.
4.8*	Security Agreement between Eldista GmbH and CREDIT SUISSE AG dated October 6, 2011.
4.9*	Framework Agreement between OPCTN S.A. and CREDIT SUISSE AG dated October 6, 2011.
4.10*	Deed of Pledge Agreement between OPCTN S.A. and CREDIT SUISSE AG dated October 6, 2011.
4.11*	Form of Letter of Indemnification between Optibase Ltd. and its directors and officers.
4.12
Form of Letter of Indemnification between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.13	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.14	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.15	102 Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.16	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.17
2001 Non-statutory Share Option Plan as amended and Form Option Agreement (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and with respect to an amendment, by reference to Exhibit 99.7 to the Registrant's Report on Form 6-K, filed with the Commission on February 15, 2002).

4.18	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c).9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.19	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on From S-8 (File no. 333-137644)).

8.1*	List of the subsidiaries of the Company.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.

* Filed herewith