Form 20-F
period 2012-12-31
OPTIBASE LTD
filed 2013-03-14
CIK 1077618

As filed with the Securities and Exchange Commission on March 14, 2013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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
Herzliya 4672837, Israel
+972-73-7073700
(Address of principal executive offices)

Mr. Amir Philips, Chief Executive Officer
Telephone Number: 972-73-7073700, Fax Number: 972-73-7073701, Email: amirp@optibase-holdings.com
10 Hasadnaot Street
Herzliya 4672837, Israel

(Name, Telephone, E-Mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par-value NIS 0.65 each	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,882,945 Ordinary Shares, par value NIS 0.65 per share, including 57,895 Ordinary Shares held by the Registrant and 6,000 Ordinary Shares held by a trustee for the benefit of the Registrant’s employees and directors under the Registrant’s incentive plan which have not vested on March 1, 2013 or within 60 days thereafter, both awarding their holders no voting or equity rights.

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

REVERSE SHARE SPLIT

Unless otherwise indicated, we have adjusted all of the numbers and prices relating to our ordinary shares in this annual report on Form 20-F to reflect a one-for-five reverse share split of our ordinary shares that we effected on September 27, 2012. See "Item 4.A. History and Development of the Company - Reverse Share Split".

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

Currently, we, directly and indirectly, engage solely in the real estate sector and hold interest in five real estate properties. For further details, see Item 4.B. "Business Overview".

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012, and consolidated balance sheet data as of December 31, 2011 and 2012 from the audited consolidated financial statements appearing elsewhere in this annual report. These financial statements have been prepared in accordance with U.S generally accepted accounting principles, or U.S. GAAP. We derived the consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 from audited consolidated financial statements that are not included in this annual report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" below and the financial statements, including the notes thereto, included elsewhere in this annual report.

The results of operations for the Video Solution Business for the years ended December 31, 2008, 2009 and 2010, were reported separately and retroactively as discontinued operations.

Consolidated Statement of Operations Data:	Year Ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands, except per share data)

Fixed income from real estate	-	$272	$1,650	$12,479	$13,676
Costs and expenses:
Cost of real estate operation	-	11	59	1,869	1,966
Real estate depreciation and amortization	-	115	695	2,153	2,569
General and Administrative	1,347	1,175	1,502	3,057	2,068
Total costs and expenses	1,347	1,301	2,256	7,079	6,603
Operating income (loss)	(1,347)	(1,029)	(606)	5,400	7,073

Gain on bargain purchase	-	-	-	4,412	-
Equity share in earnings (losses) of associates, net	-	-	-	-	(32)
Other loss	-	-	(600)	-	(100)
Financial income (loss), net	270	617	304	(7,481)	(1,243)
Net income (loss) before taxes on income	(1,077)	(412)	(902)	2,331	5,698
Taxes on income	-	-	(43)	(481)	(1,643)

Net income (loss) from continuing operations	(1,077)	(412)	(945)	1,850	4,055

Net income (loss) from discontinued operations	(8,468)	472	5,399	(51)	-
Net income (loss)	$(9,545)	$60	$4,454	$1,799	$4,055

Net income attributable to non-controlling interest	-	-	-	2,038	2,478
Net income (loss) attributable to Optibase LTD	$(9,545)	$60	$4,454	$(239)	$1,577

Net earnings (loss) per share :
Basic and Diluted net earnings (loss) per share from continuing operations	$(0.35)	$(0.12)	$(0.3)	$(0.07)	$0.41
Basic and diluted net earnings (loss) per share from discontinued operations	$(2.8)	$0.145	$1.65	$(0.00)	$0.00

Basic and diluted net earnings (loss) per share	$(3.15)	$0.02	$1.35	$(0.07)	$0.41

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands):
Basic	3,032	3,307	3,311	3,642	3,818
Diluted	3,032	3,308	3,311	3,642	3,820

Consolidated Balance Sheet Data:	Year Ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands)

Cash, cash equivalents and short term investment in marketable securities net	$11,386	$28,651	$30,260	$22,945	$19,142
Working capital	34,200	29,621	26,415	16,361	11,985
Real estate property net	-	22,080	32,353	192,173	194,826
Total assets	47,306	63,350	64,726	219,885	224,882
Long term loans, including current maturities	-	18,262	19,589	126,135	126,895
Capital Stock	126,142	126,299	126,378	131,478	131,568
Total shareholders’ equity	$35,011	$35,238	$40,392	$61,261	$66,552

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

In recent years, except for several non-continuous quarters during 2010 and 2011, we have been operating at a loss. During 2012, except for the second quarter, we have been profitable. As of December 31, 2012, we have accumulated losses of $84.2 million. Given current market conditions, the recent economic downturn, the uncertainty regarding rent and sale prices, the demand for our real estate properties and other expenses, we may operate at a loss and may not be able to reach profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. We cannot assure you that we will be able to increase our revenues and sustain profitability. For further details regarding our cash flow, see Item 5.B. "Liquidity and Capital Resources".

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

A large percentage of our ordinary shares are held by a relatively small number of shareholders who could significantly influence the outcome of actions.

The Capri Family Foundation, or Capri, a foundation organized under the laws of the Republic of Panama, beneficially own, directly and indirectly through its subsidiaries, approximately 63.48% of our outstanding ordinary shares. According to Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2012, the beneficiaries of Capri are the children of Mr. Shlomo (Tom) Wyler, our president and a member of our board of directors. For further information, see Item 4.A. "History and Development of The Company" and Item 7.A. "Major Shareholders" below. As a result of such holdings in our ordinary shares, Capri would be able to significantly influence the outcome of corporate actions requiring an ordinary majority approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We manage our available cash through investments in interest bearing bank deposits and money market funds with leading banks. We are exposed to the credit risk of such banks.

During 2012, our available cash was invested in interest bearing bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

We may be affected by instability in the global economy, including the recent European economic and financial turmoil.

Instability in the global credit markets, including the recent European economic and financial turmoil related to sovereign debt issues in certain countries, the instability in the geopolitical environment in many parts of the world and other disruptions, such as changes in energy costs, may continue to put pressure on global economic conditions. The world has recently experienced a global macroeconomic downturn, and if global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material adverse impacts on our business, operating results, and financial condition.

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

This volatility may continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2011 through March 1, 2013, the closing price of our ordinary shares fluctuated reaching a high of $8.75 and decreasing to a low of $4.51. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Holders of our ordinary shares who are United States residents face income tax risks.

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we became a PFIC during the taxable year ended December 31, 2012, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read "Item 10.E. Taxation" under the heading "United States Federal Income Tax Consequences" below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We have documented and tested our internal control systems and procedures in order to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2012, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We rely on one large property for a significant portion of our revenue.

As of December 31, 2012, our commercial property in Geneva, Switzerland, accounted for approximately 82% of our portfolio annualized rent. Our revenue would be materially adversely affected if this property was materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if tenants at this property fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy. For further information regarding our property in Geneva, Switzerland, see Item 4.B. "Business Overview - Properties".

With respect to our commercial properties, we are dependent on the continued tenant demand for our properties. If there is a decrease in tenant demand and an increase in vacancy of our commercial properties, it would adversely affect our financial condition and results of operations.

We own, through our subsidiaries, certain holdings in several commercial real estate properties, which are currently leased to third parties. In all of our commercial properties we rely on a few tenants which occupy a significant portion of the available rentable area in such properties. For further details regarding the leases of tenants in our properties see Item 4.B. "Business Overview - Properties". If the lease agreements with such tenants are terminated, there is no assurance that we will be able to attract new lessees in favorable terms or at all, which would materially adversely affect our financial condition and results of operations.

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

Rental leases may decrease below our expectations. In the case of such decrease, or if circumstances arise beyond our control, such as market prices, market demand and negative trends, we may have to sell a project at a price below our projections. In addition, we could be in a position where there would be no demand at acceptable prices and we would be required to hold, operate and maintain the project until the financial environment would improve and allow its disposal.

In addition, the ability to collect rents depends on the solvency of the tenants. Tenants may be in default or not pay on time, or we may need to reduce the amount of rents invoiced by lease incentives, to align lease payments with the financial situation of some tenants. In all of these cases, tenant insolvency may hurt our operational results.

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

Being a company that engages in investments in real-estate, finding a suitable real-estate property for investment is critical to our income. Such finding becomes difficult as the demand for real-estates in the markets we are involved in grows, and the supply decreases. Therefore, difficulties in finding suitable real-estate properties for investment may affect our growth and the number of assets we have to offer, and therefore materially affect our potential profit and our business and results of operation.

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

In addition, we may be unable to proceed with the acquisition of properties because we cannot obtain financing on favorable terms or at all. We may require substantial up-front expenditures for property acquisition. Accordingly, we may require substantial amounts of cash and financing from banks and other capital resources (such as institutional investors and/or the public) for our real estate operations. We cannot be certain that such external financing would be available on favorable terms or on a timely basis or at all.

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

Real estate activities are largely financed from external sources. We cannot be certain that we will be able to obtain financing on favorable terms for our future real estate activities, or at all. In addition, an adverse change can occur in the terms of the financing that we receive. Any such occurrence could increase our financing costs and/or result in a material adverse effect on our results and ability to develop our real estate business. The amount of long term loans currently outstanding may inhibit our ability to obtain additional financing for our future capital needs, inhibit our long-term expansion plans, increase our costs and adversely affect the price of our ordinary shares.

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

Two out of our five investments, including our most significant property (the CTN complex in Geneva), are located in Switzerland. The Swiss economy led to a slight increase in demand in the office property market. In particular, Switzerland remains an attractive location for international service providers and corporate headquarters. There is also an ever-increasing demand for high-quality, modern spaces, which ultimately also has a positive impact on the rent level. However, while jobs were still being created at the beginning of 2011, the Swiss economy slowed down and consumer sentiment dimmed somewhat in the second half of 2011. Towards the end of 2011, the demand for office space slowed down due to announced and expected job losses. During 2012, as Swiss interest rates remained low, the Swiss real estate prices remained stable but at the same time there was no increase in the demand for new rental spaces and the rental market appears to be slowing down further.

Any significant adverse change in the real estate market in Switzerland, such as decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

An adverse change in the U.S. real estate market will adversely affect our results of operations.

During 2012 we have invested approximately $4 million to acquire a 19.66% indirect beneficial interest in the owner of the property located at Two Penn Center Plaza in Philadelphia, and we have acquired an approximately 4% beneficial interest in a portfolio of Texas shopping centers. During 2012 the pressure on properties' pricing appears to have eased somewhat and the real estate market was showing some tentative signs of stabilization. Economically, that had been supported by moderate job growth, record housing affordability and fewer distressed property sales. For further information, see Item 4.B. "Business Overview".

Any significant adverse change in the real estate market in the United States, such as decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

With respect to our residential property in Miami, Florida, the success of our investment will depend on market conditions.

We own, through our wholly-owned subsidiary, 21 luxury condominium units in the Marquis Residences in Miami, Florida. To date, the units have been fully constructed and are in rentable condition. Currently 18 of the units are occupied by tenants and the remaining units are being marketed to potential tenants. For further information, see Item 4.B. "Business Overview - Real Estate Business".

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

We may depend on partners in our partnerships and collaborative arrangements.

We are currently, with respect to our real-estate properties in Geneva, Switzerland, Philadelphia and Texas, and we may, in the future, own interests in real-estate assets or real-estate holding companies in partnership with other entities. Our investments in these partnerships may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent or may not fulfill its financial obligations under our partnership agreements, which may cause us to provide financing in excess of our ownership share or which may cause us to be unable to fulfill our financial obligations, possibly triggering a default under our bank financing agreements or, in the event of a liquidation, preventing us from managing or administering our business or entail a compulsory sale of the asset at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our assets that are jointly owned. In addition, we hold approximately 20% and approximately 4%, respectively, of the beneficial interest in the real-estate properties located in Philadelphia and Texas. Our minority interest causes us to rely on our partners to manage the properties, and our influence over decisions regarding the properties and their management is limited.

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

As of this date, Vitec and us have been unable to come to an agreement as to several disputes which arose between us and which relate, inter alia, to the adjustment amount to be added to the consideration, the collection of sums payable from past clients services and maintenance contracts and other obligations made towards us by Vitec. To date, we and Vitec are parties to arbitration proceedings in which Vitec submitted its statement of Claim against us demanding us to pay Vitec approximately $23 million and we submitted our statement of claim against Vitec demanding that Vitec pay us an aggregate sum of approximately $1.5 million. In addition, in connection with the Vitec transaction, we filed a personal claim against Adv. Doron Afik, who acted as a trustee in a consortium escrow agreement with Vitec. For further information, see Item 8. "Financial Information - Legal Proceedings". In case the arbitration proceedings are decided against us, such decision could materially adversely affect our cash flow.

In addition, in connection with the sale of our Video Solutions Business to Vitec, both parties agreed on mutual indemnification for a period of two years until July 2012 for damages arising or resulting from, inter alia, breach or material inaccuracy relating to the representations, warranties and covenants and the liabilities that Vitec may incur which are part of the excluded liabilities arising or resulting therefrom such as the breach or material inaccuracy of any representation or warranty, and for that purpose $1 million out of the aggregate consideration in the Vitec Transaction was put in escrow as security for such understanding. In light of the existing arbitration proceedings between Vitec and us, and following the refusal of Vitec to the release of such indemnification escrow funds, the decision regarding the release of the escrow funds was brought before the arbitrator, who ordered not to release the indemnification escrow funds until a final award in the arbitration process is issued. In case the arbitration proceedings are decided against us, such decision could influence our chances to release the indemnification escrow funds and therefore could adversely affect our cash flow. In addition, indemnification provisions will apply for longer periods in case of damages resulting from fraud or willful misconduct, a period of three years from closing for non-competition provisions and an indefinite confidentiality undertaking). The mutual indemnification will be limited to a maximum amount of $6 million. A claim against us could result in substantial cost which would have a negative impact on our financial condition.

We have been and may, in the future, be subject to further review in connection with government programs that we participated in or received.

During our activities in the Vitec Solutions Business, we received grants from the Office of the Chief Scientist, or the OCS, in the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. In addition, we were also involved in joint research projects with European Companies under the auspices of, and with financial assistance from, the European Union Research and Development Framework Programs. We have been active contributors in many such projects and have been the coordinator of three: VideoGateway, MUFFINS and TIRAMISU.

In that respect, during 2009 and 2010 we were audited by the European Union, or the EU, for grants received under three FP6 contracts. The results of the audit reflected an over payment by the EU of approximately Euro 280,000 to be repaid. In addition, the EU has imposed a fine in the amount of Euro 115,000 and required us to review the non-audited FP6 contracts and analyze whether there is a need for any implementation of the audit findings for these contracts as well. As a result of the audit findings implementation, during 2012, we paid an aggregate amount of approximately Euro 340,000 which settled and concluded the financial audit.

Furthermore, we are currently undergoing an audit by the OCS for royalties paid before the sale of our Video Solutions Business. A payment to the OCS will adversely affect our cash flow, although from financial prospective, at this time, we believe that we have sufficient provisions to cover the final outcome of such review processes. For further details see Item 4.B "Business Overview - Remaining items of the Video Solution Business".

Risks Relating to Operations in Israel

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote, or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Because most of our revenues are generated in Swiss Francs but a portion of our expenses are incurred in New Israeli Shekels and in US dollars, our results of operations may be harmed by currency fluctuations.

We generate most of our revenues in CHF (Swiss Franc) but incur a portion of our expenses in NIS and in U.S. dollars. As a result, we are exposed to currency fluctuation of the U.S. dollars and the CHF against the NIS, and to the CHF corresponding interest rate.

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

The inflation rate in Israel was approximately 2.7% in 2010, approximately 2.2% in 2011, and approximately 1.6% in 2012. The appreciation of the NIS against the dollar was approximately, 6% in 2010, a devaluation of 7.2% in 2011 and an appreciation of 1.4% in 2012 and the devaluation of the NIS against the CHF was approximately 3.3% in 2010, 7.5% in 2011, and 0.4% in 2012. The appreciation of the CHF against the dollar was 9.4% in 2010, 0.1% in 2011, and 2.7% in 2012.

Potential political and military instability in Israel may adversely affect our results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, since September 2000, there has been a high level of violence between Israel and the Palestinians. In July 2006, the Israeli army was engaged in extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Recently, there has been a further escalation in violence among Israel by Hamas, a militant group responsible for many attacks into Israel, the Palestinian Authority and other groups. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008 and an additional attack by Israel in November 2012, in retaliation to rocket attacks into southern Israel. These developments have further strained relations between Israel and the Palestinian Authority. Moreover, since December 2010, there has been a wave of protests and civil resistance demonstrations in several countries in the Middle East and North Africa, including Egypt and Syria, which share a border with Israel. The demonstrations and acts of civil resistance in Egypt led to the resignation of the former Egyptian president Hosni Mubarak and to extensive revisions in the Egyptian governmental structure. It is not clear how this revolutionary wave, also known as the Arab Spring, will develop and how it will affect the political and security situation in the Middle East. It is also not clear how it will affect Israel and its relationship with its Arab neighbors. It is also widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Anti-takeover provisions could negatively impact our shareholders.

The Companies Law provides that certain purchases of securities of a public company are subject to tender offer rules. As a general rule, the Companies Law prohibits any acquisition of shares in a public company that would result in the purchaser holding 25% or more, or more than 45% of the voting power in the company, if there is no other person holding 25% or more, or more than 45% of the voting power in a company, respectively, without conducting a special tender offer.

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

The following is a short description of our history since our foundation:

Commencing in February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Shlomo (Tom) Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. In addition, during 2008 and 2011, we issued an aggregate number of 1,063,381 ordinary shares in a private placement to Mr. Wyler, who was considered, until September 12, 2012, our controlling shareholder, and as of the date of this annual report, serves as our president and a member of our board of directors. Based on the information provided in the Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2012, on September 12, 2012, Capri and Gesafi Real Estate S.A., a Panama Corporation, or Gesafi, acquired 1,297,290 and 500,000 of our ordinary shares, respectively, from Mr. Wyler, in order to terminate loan agreements with Mr. Wyler entered into in connection with his acquisition of such shares. For additional information see Item 7.A. "Major Shareholders".

In December 2000, we acquired Viewgraphics Inc., a privately held company based in Mountain View, California, and a provider of hardware and software products for video solutions infrastructure application which was merged with and into our subsidiary Optibase, Inc. in June 2001. In connection with the acquisition, we paid an aggregate consideration of approximately $43.6 million, of which $11.8 million (net of issuance expenses) was paid in 274,000 newly issued ordinary shares of the Company.

In June 2004, we acquired certain assets and liabilities of Media 100 Inc. as part of a pre-packaged bankruptcy filing of Media 100, in consideration for $2.5 million in cash and costs incurred by us totaling $401,000. In September 2005, we entered into an agreement for the sale of our Digital Non-Linear Editing product line activity.

We listed our ordinary shares for trade on the Tel Aviv Stock Exchange, or the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of our ordinary shares from trade on the TASE was effective on September 28, 2008. The last day for trading of our ordinary shares on the TASE was September 24, 2008.

On May 11, 2009, our board of directors resolved to expand and diverse our operations and enter into the fixed-income real estate sector. Our board of directors believed that due to the global financial crisis, the fixed-income real estate sector has become attractive and presents new business opportunities, and determined that there are opportunities, especially in Central and Western Europe and North America that are potentially beneficial for us and our shareholders that should be pursued. At a special shareholders meeting held on June 25, 2009 our shareholders approved the diversification of our operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation to do so. As of the date hereof, we have entered into certain agreements for the purchase of real estate assets. For further information, see Item 4.B "Business Overview".

In 2010, we sold our Video Solution Business for an aggregate consideration of $8 million. For further details regarding such sale and the arbitration proceedings entered into between us. the purchasers and their attorney, see Item 3.D. "Risk Factors" and Item 8. "Financial Information - Legal Proceedings".

Following the above-mentioned decision to diversify our operations and to date, we are engaged in investments in the real estate sector.

For additional information see Item 4.B "Business Overview" and Item 10.C "Material Contracts".

In addition, we hold, on a fully diluted basis, approximately 2.04% of the issued and outstanding share capital of Mobixell Networks Inc., a private company which designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery. As of December 31, 2012, such investment was written off completely in our financial reports for 2012.

Reverse Share Split

On August 16, 2012, and following the approval by our board of directors, our shareholders approved a one-for-five reverse share split of our ordinary shares, or the Reverse Share Split. The Reverse Share Split was effective on September 27, 2012 and reduced our ordinary shares to 6,000,000 authorized shares. The exercise price and the number of shares issuable pursuant to our outstanding options have been adjusted pursuant to the terms of such instruments in connection with the Reverse Share Split. No fractional ordinary shares were issued in connection with the Reverse Share Split, and all such fractional shares were rounded to the nearest whole number of ordinary shares.

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

As of the date of this annual report, our portfolio includes the holdings of interests in four operating commercial properties as well as condominium units in one residential project.

Properties

The following table provides details regarding real-estate assets properties wholly owned or controlled by us or by our subsidiaries, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)	NOI ($000) (5)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	34,238	11,444	96	348	9,953
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	1,860	100	149	1,662
Marquis Residences	Miami, Florida	December 30, 2010	100%	Ownership	Residential - Condominium Units	3,229	749	86	271	95
Portfolio Total/ Weighted Average	-	-	-	-	-	49,967	14,053	96	292	11,710

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2012 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2012, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

(5) Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is income from continuing operations before tax and discontinued operation, plus interest expenses, general and administrative expenses, equity share in earnings (losses) of associates, net and other loss. We use NOI internally as a performance measure and believe that NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

A reconciliation of the income before tax on income to NOI is as follows:

Thousands US$
Net operating income NOI (Non-GAAP):
CTN	9,953
Rumlang	1,662
Marquis	95
Total (“NOI”) (Non-GAAP)	11,710
less:
General and administrative	2,068
Real estate depreciation and amortization	2,569
Financial expenses, net	1,243
Equity share in earnings (losses) of associates, net	32
Other loss	100
Income before tax on income	5,698

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to the allocation of any corporate-level property management overhead or general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.

The metric NOI should only be considered as supplemental to the metric operating income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

The following table provides details regarding our non-controlled real-estate assets or projects in which we indirectly own a minority stake, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)
2 Penn Center Plaza	Philadelphia, Pennsylvania	October 12,2012	19.66%	Beneficial interest in the owner of the property	Commercial	502,633	9,565	76	25
Texas Shopping Centers Portfolio	Houston, Dallas, San Antonio, Texas	December 31,2012	4%	Beneficial interest in the portfolio	Commercial	2,402,465	27,090	93	12
Portfolio Total/ Weighted Average	-	-	-	-	-	2,905,098	36,655	90	14

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2012 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2012, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

Set forth below is additional information with respect to our projects:

Geneva, Switzerland

On March 3, 2011, we acquired, through our newly owned subsidiary, an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles, or CTN complex. The acquisition was undertaken by OPCTN S.A., or OPCTN, a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd and The Phoenix Comprehensive Pension, or, collectively, the Phoenix. OPCTN undertook the transaction by acquiring all of the shares of the property owner, Eldista. The seller, Apollo CTN. S.a.r.l, is an entity majority owned by area property partners.

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meters of leasable space (approximately 377,000 square feet), is currently leased to 43 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 100% occupied.

The following table sets forth certain information regarding leases of tenants in the CTN Complex, as of December 31, 2012:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of Annual rent at expiration (%)
2013	10	2,093	6.1	647	5.7
2014	2	220	0.6	84	0.7
2015	6	5,347	15.6	1,890	16.5
2016	9	9,969	29.1	3,463	30.3
2017	8	5,032	14.7	1,478	12.9
Thereafter	8	10,193	29.9	3,882	33.9
Sub-total	43	32,854	96	11,444	100
Vacant	-	1,384	4	N.A	N.A
Total	43	34,238	100	11,444	100

*	The leases with the tenants described in the above table include notice periods ranging from one to twelve months and some leases with no break options at all.

On the date of the agreement, we paid to the seller, Apollo CTN S.a.r.l, CHF 37.4 million and additional CHF 300,000 as post-closing price adjustment for the Eldista shares (approximately $40.2 million and $319,000, respectively, as of the purchase date).

In connection with the transaction, Optibase and The Phoenix entered into an agreement regarding their shareholdings in OPCTN. The agreement provides that Optibase will make day-to-day decisions and provide The Phoenix with customary protective rights.

Following the transaction, Eldista entered into a Consultancy Agreement with Swiss Pro Capital Limited, or Swiss Pro, a Cypriot company formerly known as Chessell Holdings which had introduced Optibase and The Phoenix to the Property. Under the Consultancy Agreement, Swiss Pro will provide consultancy services to Eldista regarding the administration and supervision of the Property and its management. Swiss Pro will receive a monthly fee for its services and will also be entitled to a bonus based on future performance above a certain return on the investment. The term of the Consultancy Agreement is for two years, and ends on May 19, 2013. At the conclusion of the term, Swiss Pro may cease performing the consultancy services and Eldista may cease paying Swiss Pro an ongoing monthly fee. In addition, beginning on May 19, 2013, Eldista will have the right to prepay the full amount of the bonus that would be due to Swiss Pro according to the mechanism set forth in the Consultancy Agreement.

In September, 2010, Eldista was granted a mortgage loan from a financial institution in Switzerland, in the amount of CHF 85.3 million for the purpose of purchasing its real estate property located in Geneva, Switzerland. The loan bears an adjustable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins (1.8%). Principal and interest of the loan are payable quarterly. The mortgage loan may be repaid at any time with a three months prior written notice by Eldista. Eldista has the option to convert the mortgage into another mortgage product offered by the bank until April 30, 2015. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. Eldista pledged to the bank the property and all of its accounts and assets which are deposited with the bank against the loan received.

On October 28, 2011, we entered into a refinancing arrangement with Credit Suisse for the CTN complex. The refinancing involved a new mezzanine loan that Credit Suisse provided to OPCTN and a refinancing of the existing mortgage loan of OPCTN's subsidiary, Eldista. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The combined interest rate of the new loans is 0.83% compared with 1.8% that Credit Suisse charged on the previous mortgage loan. The loans are repaid at a rate of CHF two million per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares. For further information regarding the refinancing agreement, see Item 10.C. "Material Contracts".

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

The five-story building includes 12,500 square meters (approximately 135,000 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 16 tenants, and is currently 100% occupied.

The following table sets forth certain information regarding leases of tenants in the Rümlang property, as of December 31, 2012:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of Annual rent at expiration (%)
2013	9	5,561	44.4	859	46.2
2014	2	1,682	13.5	310	16.7
2015	2	4,211	33.8	557	29.9
2016	1	192	1.5	24	1.3
2017	-	-	-	-	-
Thereafter	2	854	6.8	110	5.9
Sub-total	16	12,500	100	1,860	100
Vacant	-	-	-	N.A	N.A
Total	16	12,500	100	1,860	100

*
The leases with the tenants described in the above table include notice periods ranging from March 2013 and through May 2018, with notice periods ranging from three to six months and one lease with no break options at all.

Swiss Pro introduced us to the Rümlang property through its beneficial owner. Swiss Pro also facilitated Optibase’s acquisition and financing of the property. In connection with such services, our subsidiary in Luxembourg entered into an option agreement dated March 1, 2010 with Swiss Pro pursuant to which Swiss Pro was granted an option to purchase twenty percent (20%) of the shares of Optibase RE 1 s.a.r.l, the owner of the property. For further information, see Item 10.C. "Material Contracts".

Two Penn Center Plaza

On October 12, 2012, our wholly-owned subsidiary, Optibase 2 Penn, LLC, acquired an approximately twenty percent (20%) beneficial interest in the owner of a Class A twenty story commercial office building in Philadelphia known as Two Penn Center Plaza.

The transaction was based on a valuation of Two Penn Center Plaza of approximately $66 million including existing nonrecourse mortgage financing in the principal amount of approximately $51.7 million provided by UBS Real Estate Securities, or UBS.  The UBS mortgage loan has a fixed interest rate of 5.61%, maturing in May 2021, and requiring monthly payments of principal and interest of approximately $300,000. We made a capital contribution of approximately $4 million to acquire a 19.66% indirect beneficial interest in the owner of the property. For further information, see Item 7.B. "Related Party Transactions".

Optibase 2 Penn, LLC is a limited partner in a larger joint venture that acquired 88% of the beneficial interests in the owner of the Two Penn Center Plaza. Two Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park. The building is currently leased to 118 tenants, primarily in the field of biotech, electronic, information technology and other advanced industries, and is currently 76% occupied. As of December 31, 2012, the Two Penn Center Plaza annual rental income totaled to approximately $ 9.6 million.

Texas Shopping Centers Portfolio

On December 31, 2012, our wholly-owned subsidiary, OPTX Equity LLC, acquired an approximately 4% beneficial interest in a portfolio of Texas shopping centers. OPTX Equity LLC undertook this investment as an approximately 16.5% limited partner in Global Texas, LP a Florida limited partnership that is controlled by Global Fund Investments. Global Texas, LP is a limited partner in Global Texas Portfolio, LP a joint venture that acquired 49% of the beneficial interests in the shopping center portfolio. The partnership agreement of Global Texas, LP provides for contributions of capital and distributions of proceeds pro rata among the partners according to their respective partnership interests. OPTX Equity LLC has the right to participate in certain major decisions of Global Texas, LP that require the approval of 51% of the Global Texas, LP partnership interests.

In connection with the transaction, our wholly-owned subsidiary, OPTX Lender LLC, became an owner of approximately 16.5% of the partnership interests in Global Texas Lender, LP a Florida limited partnership. Global Texas Lender, LP provided a loan to Global Texas Portfolio, LP to finance the purchase price paid by Global Texas Portfolio, LP to acquire its 49% beneficial interest in the shopping center portfolio. The terms of the partnership agreement of Global Texas Lender, LP are substantially similar to the terms of the partnership agreement of Global Texas, LP.

The transaction was based on a portfolio valuation of approximately $342 million including existing nonrecourse mortgage financing in the principal amount of approximately $252 million. The primary mortgage loan has a fixed interest rate of 5.73% and matures in April 2016.

At the closing of the transaction, which occurred on December 31, 2012, we made an aggregate capital contribution of approximately $4 million to OPTX Equity LLC and OPTX Lender LLC in order to fund our share in the transaction.

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The leasable area is currently leased to 487 tenants, and is currently 93% occupied. As of December 31, 2012, Texas shopping centers portfolio annual rental income totaled to approximately $27.1 million.

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

 To date, 19 of the 21 units are rented out and the remaining units are being offered for rental or sale. We intend to hold the units for investment purposes and will consider to continue renting or selling the units in accordance with our business considerations and market conditions. For further information, see Item 10.C. "Material Contracts".

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in Switzerland are Lem SA, Addex Therapeutics, and Novimune SA located in the CTN complex, and Polymed Medical Center, located in Rumlang. As of December 31, 2012 these tenants occupied approximately 22,000 square meters and accounted for approximately $7.2 million of rent income, or approximately 47% of our gross leasable area in Switzerland and approximately 54%, of our annual rent in Switzerland. No other tenant accounted for over 5% of our annual rent.

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

Remaining items of the Video Solution Business

In connection with the Vitec transaction, Vitec and us have been unable to come to an agreement as to several disputes which arose between the parties and which relate, inter alia, to the adjustment amount to be added to the consideration, the collection of sums payable from past clients services and maintenance contracts and other obligations made towards us by Vitec. As of the date of this report, we are in the midst of arbitration proceedings with Vitec, in which Vitec has submitted a statement of claim against us demanding of us to pay Vitec approximately $23 million, and we submitted our statement of claim against Vitec demanding that Vitec pay us an aggregate sum of approximately $1.5 million. In addition, in connection with the Vitec transaction, we filed a personal claim against Adv. Doron Afik, who acted as a trustee in a consortium escrow agreement with Vitec. For further information, see Item 8. "Financial Information - Legal Proceedings".

In addition, in connection with the sale of our Video Solutions Business to Vitec, both parties agreed on mutual indemnification for a period of two years until July 2012 for damages arising or resulting from, inter alia, breach or material inaccuracy relating to the representations, warranties and covenants and the liabilities that Vitec may incur which are part of the excluded liabilities arising or resulting therefrom such as the breach or material inaccuracy of any representation or warranty, and for that purpose $1 million out of the aggregate consideration in the Vitec Transaction was put in escrow as security for such understanding. In light of the existing arbitration proceedings between Vitec and us, and following the refusal of Vitec to the release of such indemnification escrow funds, the decision regarding the release of the escrow funds was brought in front of the arbitrator, who decided to restrain us from releasing the indemnification escrow funds until a final award in the arbitration process.

In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to the support of the OCS for the period ending on the date of the closing of the Vitec Transaction to Vitec. Although we have no further obligation to pay royalties on revenues generated by our Video Solutions Business subsequent to its sale, we are currently undergoing an audit by the OCS, for royalties paid before the sale of our Video Solution Business. We believe we have sufficient provisions to cover the outcome of such review process.

We were also involved in joint research projects with large European companies under the auspices of, and with financial assistance from, the European Union Research and Development Framework Programs. In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to our involvement in joint research projects with the European Union for the period ending on the date of the closing of the Vitec Transaction to Vitec. Under the Vitec Transaction, Vitec undertook to deposit in escrow a sum of $100,000 per each of the three projects which were to be transferred to Vitec. To date, we have yet to receive the remaining $200,000 still in escrow and have consequently filed a motion in the Tel-Aviv District Court against the escrow agent. For additional information see Item 8. "Financial Information - Legal Proceedings". During 2009 and 2010 we were audited by the European Union for grants received under three FP6 contracts. The results of the audit reflect an over payment by the EU of approximately Euro 280,000 to be repaid. In addition, the EU has inflicted a fine in the amount of Euro 115,000. We were also requested to review the non-audited FP6 contracts and analyze whether there is a need for any implementation of the audit findings for these contracts as well. As a result of the audit findings implementation, during 2012 we paid an aggregate amount of approximately Euro 340,000 which settled and concluded the financial audit.

4.C. ORGANIZATIONAL STRUCTURE

As of December 31, 2012, we manage our activity through our two wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California, the United States in 1991, Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009, and through our 51% held subsidiary OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011.

Our subsidiaries hold the following companies: Optibase Inc. wholly owns Optibase Real Estate Miami LLC, Optibase 2Penn LLC, OPTX Equity LLC and OPTX Lender LLC, all limited liability companies which were incorporated in Delaware, United States. Optibase SARL wholly owns Optibase RE1 SARL, which was incorporated in Luxemburg and OPCTN S.A. wholly owns Eldista GmbH, which was incorporated in Switzerland.

Prior to the closing of the Vitec Transaction, our sales activities of the Video Solutions Business in the United States operated directly and through Optibase Inc., which managed our North American sales, marketing and customer support activities and the sales activities in Europe (including Israel) were conducted through sales managers. Our real estate activity is managed through several subsidiaries held directly and indirectly by Optibase Ltd. or its abovementioned subsidiaries.

In addition, we held approximately 2.04% of Mobixell’s issued and outstanding share capital. As of December 31, 2012, such investment was written off completely in our financial reports for 2012. For additional information, see Item 4.A. "History and Development of the Company" above.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Since December 2011, our headquarters are located in offices occupying approximately 1,399 square feet in Herzliya Pituach, Israel. Our lease for this space expires on December 24, 2013 with four consecutive 24-month extension options.

Our European subsidiaries occupy offices totaling approximately 646 square feet in Luxembourg. The current leases do not have an expiration date and can be terminated at any time with a three months prior notice.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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

Overview

Since our foundation we were engaged in the Video Solution Business. We sold that business to Vitec in July 2010 and we are currently engaged in the real estate sector.

Since then, we have entered into six real estate transactions:

•	the acquisition of a stake in an office building located at 485 Lexington Avenue in Manhattan, New York, which was terminated;

•	the acquisition of a commercial building located in Rümlang, Switzerland;

•	the acquisition of 21 apartments in a residential property located in Miami, Florida;

•	the acquisition of a 51% stake in a Swiss company holding a commercial property in Geneva, Switzerland;

•	the acquisition of approximately 20% beneficial interest in the owner of a commercial office building in Philadelphia;

•	the acquisition of an approximately 4% beneficial interest in a portfolio of shopping centers in Texas.

For further information, see Item 4.B "Business Overview".

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

As of December 31, 2012, we had available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $19.3 million. As of March 5, 2013, we have available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $20.6 million. For information regarding the investment of our available cash, see Item 5.B. "Liquidity and Capital Resources" below.

Our business may be affected by the condition in Israel, see Item 3.D. "Risk Factors".

Fixed income from real estate rent

Fixed income real-estate consists primarily of revenues derived from real estate properties, held through our subsidiaries, in Switzerland (Rümlang and Geneva) and Miami.

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

Equity share in earnings (losses) of associates, net

Associates in which we have significant influence over the financial and operating policies without having control are accounted for using the equity method of accounting, accordingly we recorded during 2012 an equity loss in associate of our holdings of Two Penn Center Plaza in Philadelphia, Pennsylvania.

Other loss

Other income (expenses), net, consists of impairment expenses.

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

Taxes

As of 2012, Israeli companies are generally subject to a corporate income tax rate of 25%. The income tax rate for Israeli companies was increased to 25% in 2012 and thereafter.

Taxable income of Luxemburg, Switzerland and the United States is subject to tax at the rate of approximately 29%, 24% and 35% respectively in 2012.

We have final tax assessments through the tax year 2008.

As of December 31, 2012, we had approximately $67.5 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $28.5 million that can be carried forward and offset against taxable income for 20 years, no later than 2012 to 2032. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Discontinued operations

The results of operations of Video Solutions Business which was sold pursuant to the Vitec Transaction were reported separately and retroactively as discontinued operations in the consolidated statements of income.

Net Income Attributable to Non-Controlling Interest.

 Net income attributed to non-controlling interest following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2010, 2011 and 2012 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2010	2011	2012

Fixed income real estate	100.0%	100.0%	100.0%
Costs and expenses:
Cost of real estate operations	3.6	15	14.4
Real estate depreciation and amortization	42.1	17.3	18.8
General and administrative	91	24.5	15.1
Total costs and expenses	136.7	56.8	48.3
Operating income (loss)	(36.7)	43.2	51.7
Gain on bargain purchase	-	35.5	-
Equity share in earnings (losses) of associates, net	-	-	(0.2)
Other income (expenses), net	(36.4)	-	(0.7)
Financial (expenses) income, net	18.4	(60)	(9.1)
Income (loss) before provision for tax	(54.7)	18.7	41.7
Provision for tax	(2.6)	(3.9)	(12)
Net income (loss) from continuing operations	(57.3)	14.8	29.7
(Loss) income from Discontinued Operations	327.2	(0.4)	-
Net income	269.9	14.4	29.7
Attributable to non controlling interest	-	16.3	18.1
Net income (loss) attributable to Optibase	269.9	(1.9)	11.6

Results of Operations for the Years Ended 2012 and 2011

Fixed income from real estate rent. Our fixed income real estate revenues increased to $13.7 million in 2012 compared to $12.5 million in 2011, mainly due to the fact that since the purchase date of the CTN complex in Geneva which occurred in March 2011, our results of operations from the CTN complex during 2011 were accounted for a period of 10 months only, compared to a 12 months period during 2012.

Cost of real estate operations. Our cost of real estate operation increased in 2012 to $2 million compared to $1.9 million in 2011. Such costs increased in 2012 mainly due to the fact that since the purchase date of the CTN complex in Geneva which occurred in March 2011, our results of operations from the CTN complex during 2011 were accounted for a period of 10 months only, compared to a 12 months period during 2012.

Real estate depreciation and amortization. Our real estate depreciation and amortization in 2012 increased to $2.6 million compared to $2.2 million in 2011. Such costs increased in 2012 mainly due to the fact that since the purchase date of the CTN complex in Geneva which occurred in March 2011, our results of operations from the CTN complex during 2011 were accounted for a period of 10 months only, compared to a 12 months period during 2012.

General and Administrative Expenses. General and administrative expenses decreased to $2.1 million in 2011 from $3.1 million in 2011. The decrease can be mainly attributed to costs associated with the purchase of the CTN complex in Geneva, Switzerland in March 2011.

Operating Income. As a result of the foregoing, we recorded operating income of $7.1 million in 2012 compared with an operating income of $5.4 in 2011. The increase in our operating income in 2012 is mainly due to the fact that since the purchase date of the CTN complex in Geneva which occurred in March 2011, our results of operations from the CTN complex during 2011 were accounted for a period of 10 months only, compared to a 12 months period during 2012.

Gain on bargain purchase. We recorded a $4.4 million gain on bargain purchase associated with the acquisition of the CTN complex in Geneva, Switzerland in March 2011.

Equity share in earnings (losses) of associates, net. We recorded $32,000 equity loss associated with the acquisition of the Two Penn Center Plaza in Philadelphia, Pennsylvania in October 2012.

Other loss. We recorded other loss, net of $100,000 in 2012 related to the impairment of our remaining investment in Mobixell.

Financial Expenses, Net. We recorded financial expenses, net of $1.2 million in 2012, compared with financial expenses, net of $7.5 million in 2011. The change can be mainly attributed to decrees payments of loans, interest SWAP transaction, currency SWAP transaction as well as foreign currency translation differences.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 "Income Taxes", or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, we recorded tax expenses of $1.6 million and $481,000 in 2012 and 2011 respectively, both related to our Luxemburg subsidiaries. The increase in our tax expenses in 2012 compared to 2011, is mainly due to the increase in deferred taxes expenses associated with the purchase of the CTN complex in Geneva, Switzerland in March 2011.

Net Income from Continuing Operations. We recorded net income of $4.1 million in 2012, compared with a net loss of $1.9 million in 2011. The increase in our net income from continuing operations is mainly due to the fact that since the purchase date of the CTN complex in Geneva which occurred in March 2011, our results of operations from the CTN complex during 2011 were accounted for a period of 10 months only, compared to a 12 months period during 2012.

Discontinued Operation. We present the results of our previous operations in the Video Solutions Business which was sold pursuant to the Vitec Transaction as discontinued operations. We recorded net loss of $51,000 from discontinued operations in 2011. Our net loss from discontinued operations in 2011 is mainly attributed to finalizing matters related to our previous headquarters lease agreement.

Net Income. We recorded net income of $4.1 million in 2012, compared with a net income of $1.8 million in 2011. The increase in our net income is mainly due to the fact that since the purchase date of the CTN complex in Geneva which occurred in March 2011, our results of operations from the CTN complex during 2011 were accounted for a period of 10 months only, compared to a 12 months period during 2012.

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

Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

❖	Long-lived assets including intangible assets
❖	Investment in companies
❖	Goodwill and bargain purchase gain
❖	Contingencies; and
❖	Income Taxes.

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

Recent Accounting Pronouncements

There was no impact of new accounting standards during 2012.

5.B. LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through private and public sales of our equity securities, banks credit, and until closing of the Vitec Transaction we also received research and development grants from, among others, the Commission of the European Union and the OCS. As of December 31, 2012, we had cash and cash equivalents, long term investments, restricted cash and other financial investments net of $19.3 million.

As of March 5, 2013, we have available cash, and cash equivalents of approximately $20.6 million.

Net cash provided by our operating activities was $6.8 million, $1.8 million and $183,000 in December 31 of each of the years 2012, 2011 and 2010, respectively.

Net cash provided by operating activities in 2012 was primarily the result of our net income for the period, as adjusted for, depreciation and amortization, minority interests in earnings of a subsidiary, decrease in other accounts receivable and prepaid expenses and trade receivables, net, partially offset by the decrease in long term liabilities and decrease in accrued expenses and other accounts payables. Net cash provided by operating activities in 2011 was primarily the result of our net loss for the period, as adjusted for discontinued operations, depreciation and amortization, minority interests in earnings of a subsidiary, increase in trade receivables, net, increase in other long-term liabilities, decrease in other accounts receivable and prepaid expenses partially offset by a gain from a bargain purchase, increase in deferred tax liabilities and a decrease in accrued expenses and other accounts payables. Net cash provided by operating activities in 2010 was primarily the result of our net income for the period, as adjusted for discontinued operations including capital gain resulting from completion of the Vitec Transactions, transaction compensation related to the grant of option and unvested shares, depreciation and amortization, impairment of an investment in Mobixell partially offset by the decrease in accrued expenses and other accounts payables.

Net cash used in investing activities in 2012 totaling $8.2 million reflects primarily the two additional investments we have entered into during 2012, the acquisition of an approximately 20% beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, and the acquisition of approximately 4% beneficial interest in a portfolio of shopping centers in Texas. Net cash used in investing activities in 2011 totaling $23 million reflects primarily the acquisition of Eldista, the owner of the CTN complex in Geneva, Switzerland, totaling $20.7 million, investment in real estate properties totaling $1.2 million and investment in short term deposits totaling $1.1 million. Net cash provided from investing activities in 2010 reflects primarily the proceeds from Vitec Transaction totaling $6.8 million, proceeds from short term deposit repayment totaling $3.8 million primarily offset by investment in real estate totaling $8.8 million.

Net cash provided from financial activities in 2012 was primarily the result of a repayment of a long term loan totaling $2.55 million and of a repayment of loan to non-controlling interest totaling $53,000. Net cash provided from financial activities in 2011 was primarily the result of proceeds of a long term loan totaling $106.4 million received for re-financing of our investment in real estate in Geneva, Switzerland, a private placement of 500,000 of our ordinary shares to Mr. Shlomo (Tom) Wyler, our president and a member of our board of directors, in consideration for $5 million in cash, offset by repayment of a long term loan totaling $91.8 million and by repayment of loan to non-controlling interest totaling $5.6 million. Net cash used in financial activities in 2010 totaling $ 406,000 was primarily the result of repayments of a long term loan.

During 2012, we invested our available cash solely in interest bearing bank deposits and money market funds with various banks. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

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

In 2012, the economy showed signs of improvement, but recovery has been slow and volatile. Furthermore, severe financial and structural strains on the banking and financial systems have led to significant lack of trust and confidence in the global credit and financial system. Consumers and money managers have liquidated and may liquidate equity investments, and consumers and banks have held and may hold cash and other lower-risk investments, resulting in significant declines in the equity capitalization of companies and failures of financial institutions.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional downgrades of sovereign credit ratings and economic slowdowns. In August 2011, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from "AAA" to "AA+". The impact of this or any further downgrades to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. These developments, and the U.S. government’s credit concerns in general, could cause interest rates and borrowing costs to rise. In addition, the lowered credit rating could create broader financial turmoil and uncertainty. In addition, during 2012 the pressure on properties pricing appears to have eased somewhat and the real estate market was showing some tentative signs of stabilization. Economically, that had been supported by moderate job growth, record housing affordability and fewer distressed property sales.

In addition, the Swiss economy led to a slight increase in demand in the office property market in 2011. In particular, Switzerland remains an attractive location for international service providers and corporate headquarters. There is also still a demand for high-quality, modern spaces, which ultimately allows for a certain stability on the rent level. However, while jobs were still being created at the beginning of 2011, the Swiss economy slowed down and consumer sentiment dimmed somewhat in the second half of the year. Towards the end of the year, the demand for office space slowed down due to announced and expected job losses. During 2012, as Swiss interest rates remained low, the Swiss real estate prices remained stable but at the same time there was no increase in the demand for new rental spaces and the rental market seems to be slowing down.

Our financial income is affected by changes in the 6-month Libor rate, see Item 3.D. "Risk Factors - Risks Relating to the Economy, Our Financial Condition and Shareholdings" above.

Since the quarter ended June 30, 2004 and except for several non-continuous quarters during 2009 and 2010 and 2011, we operated at a loss. During 2012, except for the second quarter, we have been profitable.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2012:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Long-Term Debt	126,895	2,597	7,791	5,194	111,313
Capital Lease Obligations	7,289	78	235	156	6,819
Lease Obligations	67	57	10	--	--
Purchase Obligations	--	--	--	--	--
Severance pay	--	--	--	--	--
Other Long-Term Obligations	--	--	--	--	--
Total Contractual Cash Obligations	134,251	2,732	8,036	5,350	118,132

Amount of Commitment Expiration Per Period (USD in thousands)
Other Commercial Commitments	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Lines of Credit	--	--	--	--	--
Standby Letters of Credit	--	--	--	--	--
Guarantees	134	--	134	--	--
Standby Repurchase Obligations	--	--	--	--	--
Other Commercial Commitments	--	--	--	--	--
Total Commercial Commitments	134	--	134	--	--

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position
Alex Hilman	60	Executive Chairman of the board of directors
Shlomo (Tom) Wyler	61	President and Director
Amir Philips	45	Chief Executive Officer
Yakir Ben-Naim	41	Chief Financial Officer
Orli Garti Seroussi (1)(2)(3)	52	Director
Danny Lustiger(1)(3)	45	Director
Chaim Labenski(1)(2)(3)	65	Director

(1)	Member of our audit committee
(2)	External director
(3)	Member of our compensation committee

On August 16, 2012 our shareholders approved the re-election of Shlomo (Tom) Wyler, Alex Hilman and Danny Lustiger, as directors of the Company.

Shlomo (Tom) Wyler serves as a president and a member our board of directors. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. His other areas of involvement include investment banking, foreign exchange, financial futures and real-estate. In the early 1990s, Mr. Wyler turned his efforts to real estate interests. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

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

Alex Hilman serves as Executive Chairman of our board of directors since September 2009. He has joined our board of directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves as a board member in other companies in Israel and abroad. Mr. Hilman was the president of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hilman has also held professional and management positions at the Income Tax Department (Ministry of Finance) and lectured Taxation in Tel Aviv University. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

Orli Garti Seroussi joined our board of directors on January 31, 2008 as an external director. Ms. Garti-Seroussi serves as Deputy Director and CFO of the Jerusalem Cinematheque - Israel Film Archive and as an external director of Athelon Ltd.. From August 2001 until June 2011, Ms. Garti-Seroussi served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa since August 2001. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University.

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

6.B. COMPENSATION

The aggregate remuneration we paid to all directors as a group (five persons) who served in the capacity of director in the year ended December 31, 2012, was approximately $134,000. Pursuant to the requirements of the Israeli Companies Law, remuneration of our directors generally requires shareholder approval.

Following the approval by our shareholders, each of our directors is entitled to an annual amount of US $18,000. This remuneration is paid plus value added tax (as applicable). Directors are reimbursed for expenses incurred as part of their service as directors. None of the directors have agreements with us that provide for benefits upon termination of service.

Compensation and reimbursement of our external directors is determined pursuant to the Israeli Companies Law.

The aggregate direct cash compensation paid to our executive officers as a group (two persons) during 2012 was approximately $326,000, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for vehicles made available to all of our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2012, seven persons served in the capacity as directors or executive officers in our Company and beneficially owned as of such date, options to purchase an aggregate of 57,786 ordinary shares which have not vested on December 31, 2012 or within 60 days thereafter. The exercise price of the options was between $5.96 and $10 per option, the vesting period is spread out over a 4-year period and the expiration date of such options is generally seven years as of their date of grant. In addition, as of March 1, 2013, our directors and executive officers beneficially owned 244,279 shares (of which 69,214 shares are issuable upon exercise of options that are currently vested or will vest within 60 days as of March 1, 2013). For further information, see item 6.E. "Share Ownership".

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

On August 16, 2012, following the approval by our audit committee and board of directors, our shareholders approved the future purchase by the Company of an insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries, in substantially the same terms and conditions as the existing policy, for the period commencing on August 1, 2013 and ending on July 31, 2014. The maximum coverage amount under such policy and the maximum yearly premium to be paid by the Company for such policy shall not exceed US $10,000,000 and US $80,000, respectively.

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

Committees of the Board of Directors

As of the date of this annual report, we have two committees of the board of directors, which includes our audit committee and our compensation committee, as described below.

The Audit Committee

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

The members of our audit committee are Mr. Chaim Labenski , Mr. Danny Lustiger and Ms. Orli Garti-Seroussi. These include our two external directors as required under the Companies Law, and we believe that all of the members of our audit committee are independent of management, and satisfy the requirements of Companies Law, the SEC’s rules and NASDAQ rules.

The Compensation Committee

Under the Companies Law (as recently amended, see Item 10.B. "Memorandum and Articles of Association – Compensation of Officers and Directors"), a public company is required to appoint a compensation committee. The compensation committee must consist of at least three directors, must include all the external directors, the majority of its members must be external directors, and its chairman must be an external director. In addition, all members of the compensation committee must meet the requirements under the Companies Law for membership in the audit committee, as described above.

Under the Companies Law and our compensation committee charter, our compensation committee is responsible, among others, for (i) recommending to the board of directors regarding its approval of a compensation policy in accordance with the requirements of the Companies Law, and any other compensation policies, incentive-based compensation plans and equity-based plans; (ii) overseeing the development and implementation of such compensation plans and policies that are appropriate in light of all relevant circumstances and recommending to the board of directors regarding any amendments or modifications that the compensation committee deems appropriate; (iii) determining whether to approve transactions concerning the terms of engagement and employment of our officers and directors that require compensation committee approval under the Companies Law or our compensation plans and policies; and (iv) taking any further actions as the compensation committee is required or allowed to under the Companies Law or the compensation plans and policies.

The members of our compensation committee are Mr. Chaim Labenski , Mr. Danny Lustiger and Ms. Orli Garti-Seroussi.

We do not have a nomination committee. The actions ordinarily taken by such committee are resolved by the majority of our independent directors, in accordance with the Companies Law and the NASDAQ Global Market listing requirements.

Internal auditor

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

6.D. EMPLOYEES

Since the sale of our Video Solutions Business on July 1, 2010 and as of the date of this annual report, we have six employees, including employees in our subsidiaries, all of them employed in our general and administrative, finance and human resources divisions.

All of our employees are currently employed pursuant to personal employment agreements.

6.E. SHARE OWNERSHIP

As of March 1, 2013, our current directors and executive officers (seven persons) beneficially owned an aggregate of 244,279 ordinary shares of our Company of which 69,214 shares are issuable upon exercise of options that may be currently exercisable or exercisable within 60 days of March 1, 2013. Such number excludes 6,000 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which have not vested as of March 1, 2013 or 60 days thereafter, and award their holder no voting and equity rights. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares. See Item 7.A. "Major Shareholders" for more information regarding Mr. Wyler's holdings.

Incentive Plans

As of March 1, 2013, options and warrants to purchase 127,000 of our ordinary shares were outstanding, with exercise prices ranging from $6.3 to $19.14 per share. As of March 1, 2013, 104,961 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally seven years from the date of their grant. As of December 31, 2011 and 2012, the number of options outstanding and reserved for issuance under our plans was 565,255 and 467,722, respectively.

As of March 1, 2013 or within 60 days thereafter, an aggregate of 14,890 ordinary shares has been reserved for issuance under the 2006 Plan, and 9,200 were granted and are outstanding. As of December 31, 2011 and 2012, the number of ordinary shares outstanding and reserved for issuance under our plans was 15,690 and 11,690, respectively.

The following table shows the number of options and restricted shares outstanding and reserved for issuance under each of our incentive plans, as of March 1, 2013 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance
1999 Plans	127,000	467,722

Plan	Number of shares outstanding	Number of shares reserved for issuance
2006 Israeli Incentive Compensation Plan	9,200	14,890

The following is a description of our incentive plans currently in effect.

1999 Plans

In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the "1999 Plans" both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. In May 2003 we amended our 1999 Plan to provide for the grant of options to Israeli optionees under the new capital gains track provisions of the Israeli Tax Ordinance. As of March 1, 2013, or within 60 days thereafter, an aggregate of 467,722 ordinary shares has been reserved for issuance under this plan, and 127,000 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2006 Israeli Incentive Compensation Plan

In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. As of March 1, 2013 or within 60 days thereafter, an aggregate of 14,890 ordinary shares has been reserved for issuance under the 2006 Plan, and 9,200 were granted and are outstanding.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2013 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Arthur Mayer – Sommer(2)	240,000	6.28
The Capri Family Foundation (3)	2,424,475	63.48
Shareholding of all directors and officers as a group (7 persons)(4)	244,279	6.28

(1) Number of shares and percentage ownership is based on 3,819,051 ordinary shares outstanding as of March 1, 2013. Such number excludes: (i) 54,695 ordinary shares held by us or for our benefit, and (ii) 9,200 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2013 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.
(2) To our knowledge, the information is accurate as of March 1, 2013.
(3) The information is accurate as of November 21, 2012, and based on Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2012, by: (i) Gesafi Real Estate S.A., a Panama Corporation, (ii) The Capri Family Foundation, (iii) Filippone Business S.A., a company organized under the laws of the Republic of Panama, or Filippone, and (iv) PZ Nominees II S.A., a company organized under the laws of the Republic of Panama, or PZ Nominees. According to such Amendment No. 4 to Schedule 13D, Gesafi directly owns 1,127,185 of our ordinary shares and Capri directly owns 1,297,290 of our ordinary shares. The core activity of both Gesafi and Capri is the holding of investments. In addition, Capri is the holder of 100% of the equity interest of Gesafi, and the beneficiaries of Capri are the children of Mr. Tom Wyler, our president and a member of our board of directors. By virtue of its holdings in Gesafi, Capri may be deemed the beneficial owner of an additional 1,127,185 ordinary shares owned by Gesafi, for total direct or beneficial ownership of 2,424,475 of our ordinary shares. Filippone is the Corporate Councillor of Capri, and its sole activity is acting as Corporate Councillor for Capri. PZ Nominees is the holder of 100% of the equity interest of Filippone, and its core activity is the holding of other companies.
(4) Includes 175,065 ordinary shares and 69,214 ordinary shares issuable upon exercise of options exercisable within 60 days of March 1, 2013. Excludes 6,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on March 1, 2013 or within 60 days thereafter and do not acquire any voting or equity rights.

Significant changes in the ownership of our shares.

All numbers of ordinary shares below was adjusted to reflect a one-for-five reverse share split of our ordinary shares that we effected on September 27, 2012. See Item 4.A. "History and Development of the Company - Reverse Share Split".

The following table specifies significant changes in the ownership of our shares held by Shlomo (Tom) Wyler. This information is based on Schedules 13D filed by Shlomo (Tom) Wyler during the period beginning on January 1, 2010, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Shlomo (Tom) Wyler	June 30, 2011	1,976,107	*
Shlomo (Tom) Wyler	November 21, 2012	159,218	**

* Including outstanding options to purchase 20,000 Ordinary Shares and 2,000 vested restricted shares.
** Excluding outstanding options to purchase 20,000 Ordinary Shares which have expired on December 16, 2011, and including 2,400 vested restricted shares.

For further information regarding a private placement to Shlomo (Tom) Wyler, see Item 7.B "Related Party Agreements".

The following table specifies significant changes in the ownership of our shares by Prescott Group Capital Management, L.L.C. This information is based on Schedule 13G filed by Prescott Group Capital Management, L.L.C. during the period beginning on January 1, 2010, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Prescott Group Capital Management, L.L.C.	February 12, 2010	*401,220

*To the best of our knowledge, all such shares were sold to Gesafi Real Estate S.A., see below.

The following table specifies significant changes in the ownership of our shares held by Gesafi Real Estate S.A. This information is based on Schedules 13D filed by Gesafi Real Estate S.A during the period beginning on January 1, 2010, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Gesafi Real Estate S.A*	September 8, 2011	401,220
Gesafi Real Estate S.A	August 12, 2011	488,220
Gesafi Real Estate S.A	June 14, 2012	627,185
Gesafi Real Estate S.A	November 21, 2012	1,127,185

*To the best of our knowledge, 100% of the equity interest of Gesafi Real Estate S.A is held by The Capri Family Foundation. The beneficiaries of The Capri Family Foundation are the children of Mr. Shlomo (Tom) Wyler, our president and a member of our board of directors.

The following table specifies significant changes in the ownership of our shares held by The Capri Family Foundation. This information is based on Schedules 13D filed by The Capri Family Foundation during the period beginning on January 1, 2010, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
The Capri Family Foundation*	November 21, 2012	1,297,290

*To the best of our knowledge, the beneficiaries of The Capri Family Foundation are the children of Mr. Shlomo (Tom) Wyler, our president and a member of our board of directors.

All of our shares have the same voting rights.

On March 1, 2013, registered holders in the United States hold approximately 78% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. RELATED PARTY TRANSACTIONS

All numbers and prices of ordinary shares below was adjusted to reflect a one-for-five reverse share split of our ordinary shares that we effected on September 27, 2012. See "Item 4.A. "History and Development of the Company - Reverse Share Split".

For a description of the insurance, indemnification and exemption granted to our directors and officers, see Item 6.B. "Compensation" above.

For a description of the grant of options to our directors and officers, see Item 6.E. "Share Ownership", above. In addition, each member of our board of directors is paid an annual fee of $18,000 for his/her service as a director.

On December 20, 2007, our shareholders approved an employment agreement, or the Employment Agreement, between Optibase and Mr. Shlomo (Tom) Wyler with respect to Mr. Wyler’s service as Chief Executive Officer of the Company. Under the agreement, Mr. Wyler will continue to serve as Chief Executive Officer of the Company in consideration for a gross monthly payment of NIS 40,000. In addition, Mr. Wyler will be entitled to managers' insurance, educational fund (keren hishtalmut), 24 days annual vacation, sick leave and 10 days replenishment fees (dmey havraa). The Company has also undertaken to provide Mr. Wyler with a telephone, facsimile, mobile phone, internet connection, laptop and printer and bear all installation costs and all expenses related thereto. The agreement further provides that Mr. Wyler shall be entitled to a one-time bonus in the amount of $10,000 upon the execution of the employment agreement. In addition, our board of directors, at its sole discretion, may grant Mr. Wyler an annual bonus for each year commencing in 2008 (for the year 2007) which shall not exceed twice Mr. Wyler’s monthly salary. At the Company's discretion, Mr. Wyler shall be obligated to continue working during the first two months of such 4-month advance notice period. During the next two months Mr. Wyler shall be free to practice any other business without the receipt of the Company's approval. The Company may elect to pay Mr. Wyler a one-time payment for such advance notice period. Notwithstanding the above, the Company may terminate the agreement and Mr. Wyler's employment immediately for Cause, as such term is defined in the agreement. The agreement is for a three-year term commencing retroactively on October 1, 2007. Any party to the agreement may terminate it by providing the other party with a 4-month advance written notice. On December 29, 2010, our shareholders approved the terms of an agreement with substantially the same terms as the Employment Agreement. Mr. Amir Philips was appointed as the Company's Chief Executive Officer effective from June 1, 2011, and consequently, at such time, the Company and Mr. Wyler agreed to terminate the Employment Agreement as of May 31, 2011. In the Company's shareholders annual general meeting, held on November 17, 2011, and following the approval by the Company's audit committee and board of directors, the shareholders of the Company approved and ratified the Employment Agreement for the period commencing on October 1, 2010 and ending on May 31, 2011. The cost to the Company of Mr. Wyler's employment during such eight-month period is NIS 350,657.

On October 19, 2009, our shareholders approved the compensation of Mr. Alex Hilman, a director of the Company, who was appointed on September 1, 2009 as Executive Chairman of the board of directors. The principal terms of such compensation are as follows: a monthly payment of NIS 20,000 plus applicable value added tax, against the receipt of a tax invoice. The Company will also reimburse Mr. Hilman for his reasonable expenses directly incurred by him in the performance of his duties against the production of appropriate receipts. In addition, Mr. Hilman was granted on October 19, 2009, 20,000 options exercisable into 20,000 ordinary shares NIS 0.65 nominal value each of the Company under the Company's 1999 Israeli Share Option Plan. The options were granted under the Section 102 of the Israeli Tax Ordinance, through the capital gains tax track. The exercise price of each option is $5.96. The options vest over a period of four years in equal parts, and may be exercisable until their 10th anniversary. All other terms of the options are as stated in the Company's 1999 Israeli Share Option Plan.

On May 6, 2010, our shareholders approved the compensation of Mr. Danny Lustiger as a director of the Company. Mr. Lustiger is entitled to an annual amount of US $18,000, plus reimbursement of expenses, with a retroactive effect as of the date Mr. Lustiger was appointed as a director of the Company (i.e. October 28, 2009), 50,000 options exercisable into 10,000 ordinary shares NIS 0.65 nominal value each of the Company under the Company's 1999 Israeli Share Option Plan. The options were granted under Section 102 of the Israeli Tax Ordinance, through the capital gains tax track. The exercise price of each option is $10. The options vest over a period of four years in four equal parts, and may be exercisable until their 10th anniversary. All other terms of the options are as stated in the Company's 1999 Israeli Share Option Plan. Mr. Lustiger is also entitled to 800 restricted shares, which vest over two years in two equal parts, and which were granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan.

On December 29, 2010, our shareholders approved the grant by the Company of 2,400 restricted shares of the Company, in three equal consecutive annual grants, to each of Mr. Alex Hilman, Ms. Dana Tamir-Tavor and Mr. Danny Lustiger, or the Recipients, who served at that time as directors of the Company, under the Company's 2006 Israeli Incentive Compensation Plan. The restricted shares were granted to the Recipients for no consideration, and vest after a two-year period (50% each year) from their date of grant, subject to the continued employment or service of the Recipients in the Company.

Our shareholders have further approved on December 29, 2010, the compensation terms of Ms. Garti-Seroussi and Mr. Labenski as external directors of the Company, including the grant by the Company of 2,400 restricted shares of the Company, in three equal consecutive annual grants, under the Company's 2006 Israeli Incentive Compensation Plan. The restricted shares were granted for no consideration and vest after a two-year period (50% each year) from their date of grant, subject to the continued employment or service in the Company. The compensation of Ms. Garti-Seroussi and Mr. Labenski for their service as external directors of the Company is an annual amount of US $18,000, plus reimbursement of expenses, as approved by the Company's shareholders on December 5, 2002.

On May 5, 2011, Following the approval of our audit committee and board of directors, our shareholders approved a private placement of 500,000 newly issued ordinary shares of the Company, to Mr. Wyler, president of the Company and a member of our board of directors, in consideration for $5 million. For further details see Item 10.C "Material Contracts".

On December 20, 2007, the Company's shareholders approved the grant of 2,400 restricted shares of the Company to each of the then serving directors of the Company, including Ms. Dana Tamir-Tavor, a former member of our board of directors, for no consideration. As of April 18, 2011, the effective date of Ms. Tamir-Tavor's resignation from her service as a director of the Company, the vesting of 2,000 restricted shares (out of 2,400 restricted shares granted to Ms. Tamir-Tavor) had already lapsed and Ms. Tamir-Tavor was entitled to such 2,000 restricted shares. The vesting of the remaining 400 restricted shares, that were granted to Ms. Tamir-Tavor on February 1, 2010, was due on January 31, 2012 only. Since Ms. Tamir-Tavor had resigned from our board of directors under the terms of grant of such restricted shares, she was not entitled to the remaining 400 restricted shares. In spite of the above, acknowledging the great contribution of Ms. Tamir-Tavor to the Company during her service as a director, and following the approval of the Company's audit committee and board of directors, on November 17, 2011 our shareholders resolved to accelerate the vesting of the 400 remaining restricted shares granted to Ms. Tamir-Tavor as of the termination date of her service as a director of the Company, thus allowing Ms. Tamir-Tavor to receive such 400 restricted shares.

On November 17, 2011, and following the approval by our audit committee and board of directors, our shareholders approved a grant of 20,000 options exercisable into 20,000 ordinary shares NIS 0.65 nominal value each of the Company to Mr. Hilman, the Executive Chairman of the board of directors, under the Company's 1999 Israeli Share Option Plan, without consideration. The Options were granted to a trustee for the benefit of Mr. Hilman in accordance with the requirements of the capital gains tax track chosen by the Company. The exercise price of each option is $10. The options vest during a four-year period as of their date of grant (25% each year), and may not be exercised following their 10th anniversary. All other terms of the options are as stated in the Company's 1999 Israeli Share Option Plan. Along with the approval of the grant of options to Mr. Hilman, the Company's shareholders approved a similar grant of 20,000 options exercisable into 20,000 ordinary shares to Mr. Shlomo (Tom) Wyler, the Company's president and member of the board of directors, under the Company's 1999 Israeli Share Option Plan. The terms of grant of such options to Mr. Wyler are identical to the terms of grant of the options to Mr. Hilman as described above, except that the tax track available to Mr. Wyler, who considered to be the controlling shareholder of the Company as of the date grant of such options, is different from the capital gains tax track afforded to all other directors and officers of the Company. Under this tax track, the Company will also not be able to recognize expenses pertaining to this grant.

On November 17, 2011, and following the approval by our audit committee and board of directors, our shareholders approved an agreement between the Company and BN Finance AG, or BN Finance, a company affiliated with Mr. Shlomo (Tom) Wyler, the Company's president and member of the board of directors, for the provision of business and financial consulting services to the Company and its subsidiaries and affiliates. According to the agreement, BN Finance will provide the Company with business and financial consulting services, or the services, which will include advising the Company on its financing agreements, negotiations with the financing banks and the service of directors and officers of BN Finance as directors of the Company's subsidiaries and affiliates, as requested by the Company and/or its subsidiaries and affiliates from time to time and at the sole discretion of the Company. BN Finance will render the services faithfully and diligently for the benefit of the Company, its subsidiaries and affiliates, and will devote all necessary time and attention for the performance of the services. BN Finance will also use its best efforts to implement the policies established by the Company, its subsidiaries and affiliates in the performance of the services. In consideration for the services, the Company will pay BN Finance a monthly fee of CHF 10,000 plus applicable value added tax. In the event the agreement is terminated during a certain month, BN Finance will be entitled for a pro rata fee based on the number of days that has lapsed until the termination date of this agreement. The agreement has taken effect since November 1, 2011 and for a period of three years thereafter. Each of BN Finance and the Company may terminate the agreement by giving a prior written notice of 30 days. During such advance notice period, BN Finance will be required to continue the provision of the services (unless the Company has instructed it otherwise) and in any event BN Finance will be entitled to receive the consideration for such period.

On November 17, 2011, and following the approval by our audit committee and board of directors, our shareholders approved the reimbursement of expenses incurred by Mr. Shlomo (Tom) Wyler in an aggregate annual amount not to exceed $50,000, beginning in 2012. The reimbursement of expenses will be made against receipts only. The expenses with respect to which Mr. Wyler is and will be reimbursed are expenses directly incurred in connection with the performance of Mr. Wyler's duties in the Company. The Company's audit committee will receive a quarterly report reviewing the reimbursement of Mr. Wyler's expenses during the preceding quarter.

Commercial Office Building in Philadelphia

On October 12, 2012, following the approval of our audit committee and board of directors, and the approval of our shareholders during an annual general meeting of our shareholders held on August 16, 2012, our wholly-owned subsidiary, Optibase 2 Penn, LLC, became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership, or the Partnership, which acquired an approximately 20% beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, or the 2 Penn Property, and entered into the Limited Partnership Agreement of the Partnership, or the 2 Penn LPA. The general partner of the partnership and certain other limited partners of the Partnership, are persons or entities affiliated with Mr. Shlomo (Tom) Wyler, our president and member of our board of directors, who was then considered the controlling shareholder of the Company, as detailed herein. The 2 Penn LPA sets forth the terms and conditions of the investment in the Partnership. According to the 2 Penn LPA our subsidiary acquired approximately 26% of the limited partnership interests in the Partnership in consideration for $4,025,000.

The Partnership owns a beneficial interest in the owner of the 2 Penn Property by being issued a 85.76% partnership interest in Two Penn Investor LP, a Pennsylvania limited partnership, or the 2 Penn Investor, which acquired 88% of the limited partnership interests in Crown Two Penn Center Associates Limited Partnership, or the Property Owner, and Two Penn General LLC from Crown Penn Associates, L.P., or Crown Penn. Two Penn General LLC, a Delaware limited liability company controlled by Mr. Alex Schwartz acquired a 1% general partner interest in the Property Owner from Two Penn Center GP Corp., a Pennsylvania corporation, or the Existing General Partner, for the aggregate sum of approximately $12.8 million.

In connection with the closing of the sale agreement transaction, 2 Penn Investor provided a loan to Crown Penn in the original principal amount of $1,573,357, or the Purchaser Loan. The Purchaser Loan will bear interest at a rate of 12% per annum and will mature in slightly more than 3 years and will be secured by a pledge of Crown Penn’s remaining 11% of the interests in the Partnership.

The 2 Penn Property has existing mortgage financing of approximately $51.7 million from UBS Real Estate Securities Inc., or UBS. The mortgage loan has a fixed interest rate of 5.61% and matures in May 2021, and requires monthly payments of principal and interest of approximately $300,000. The acquisition of the partnership interests in the Property Owner from Existing General Partner and Crown Penn and the performance of the transactions as a whole were conditioned on UBS consenting to the change in ownership of the Property Owner.

Below is a description of the main provisions of the 2 Penn LPA setting forth the terms and conditions of our subsidiary’s investment in the Partnership:

Purpose of the Partnership

The stated purpose of the Partnership is solely to acquire, own, operate and ultimately sell beneficial interests in the 2 Penn Investor (which directly owns partnership interests in the Property Owner) and transact any lawful business that is necessary to accomplish this.

Capital Contributions

The partners will contribute initial capital contributions to the Partnership in the aggregate amount of approximately $15,500,000 (of which our subsidiary's share is $4,025,000). The Partnership will contribute the initial capital contribution to 2 Penn Investor which will use the funds to acquire the limited partnership interests in the Property Owner, to provide the Purchaser Loan, to pay closing costs for the transaction, and to establish reserves for improvements to the 2 Penn Property.

Additional capital contributions may be requested of limited partners at any time that Two Penn Philadelphia GP LLC (which is the general partner of the Partnership, controlled by Mr. Alex Schwartz, who is affiliated with Mr. Wyler as set forth below, or the General Partner) determines that the Partnership requires additional funds. The General Partner may request loans or capital contributions from the limited partners, provided that if the General Partner requests loans or capital calls exceeding $2,000,000 during any four-year period it must obtain the approval of partners owning at least 65% of the interests in the Partnership.

If a limited partner does not provide its capital contributions, the other limited partners will have the option to fund the failed contribution in proportion to their relative percentage interests. The portion of the deficiency funded shall be treated as a loan from the lending non-defaulting partners to the defaulting limited partner and shall bear a floating interest rate equal to the prime rate of PNC Bank plus 9% (which shall be compounded annually to the extent not paid). The loan shall be repaid directly on a first priority basis out of any subsequent distributions to the defaulting limited partner. A limited partner's liability for a default loan shall be limited to its share of future distributions from the Partnership.

Limited Partner Approval Rights

The General Partner has full management authority over the Partnership, subject to certain major decisions which require the approval of partners owning 65% of the interests in the Partnership. These decisions include: (a) sale or transfer of any asset of the Partnership or granting approval for the sale of the 2 Penn Property; (b) borrowing money from itself or third parties for Partnership purposes or to mortgage, pledge or assign any of the Partnerships assets; (c) requesting capital contributions or borrowing money from the partners in an amount exceeding $2,000,000 during any four year period; (d) admission of any new partners; (e) removal of the General Partner; (f) termination and dissolution of the Partnership; (g) amendment of the Partnership agreement; (h) merger or consolidation into or with another entity; (i) amendment of the Partnership certificate in a material manner; or (j) entering into a new line of business.

Fees Paid to the General Partner

The General Partner or its affiliates may receive an annual management fee of four percent (4%) of gross revenues from the Property from the Property Owner in connection with management of the 2 Penn Property and shall be entitled to be reimbursed for expenses incurred in the management of the Partnership business. The General Partner and its affiliates may not receive any other fees or payments from the Partnership, 2 Penn Investor or from the Property Owner without the consent of limited partners owning at least 65% of the interests in the Partnership.

Distributions

All revenue of the Partnership, less the operating expenses and any reserves established by the GP, or Net Cash Flow, will be distributed as follows:

(a)	First, to repay partners who loaned sums to other limited partners who defaulted on their capital contributions;
(b)	Second, to partners that have made voluntary loans to the Partnership;
(c)	Third, to repay the partners their capital contributions; and
(d)	Fourth, to the partners in accordance with their percentage interests in the Partnership.

The General Partner has undertaken to cause Two Penn Investor and Crown 2 Penn LLC to distribute all net cash flow received from the 2 Penn Property to their limited partners. Other than with the consent of partners holding at least 65% of the interests in the Partnership, Crown 2 Penn LLC may only withhold net cash flow in order to: (1) establish reserves not exceeding one million dollars ($1,000,000) for future expenses of the 2 Penn Property, (2) reserve funds to service debt or loan document obligations of the Property Owner, and (3) avoid the violation of applicable laws and avoid the imposition of transfer taxes.

Transfer Restrictions

General Partner Consent to Transfer of the Company’s Percentage Interest: After a three year and one month so long as there has not been a change in the controlling shareholder of the Company, our subsidiary shall be permitted to transfer all or part of its interests in the Partnership without obtaining the General Partner's prior consent unless:

(1) the proposed transferee is subject to trade restrictions under US law,
(2) the transfer would violate federal or state securities laws, or
(3) the transfer would violate terms of debt obligations which the Property Owner has incurred.

LP Consent to GP Transfer: The General Partner must receive the consent of partners owning at least sixty five percent (65%) of the interests in the Partnership to transfer the General Partner interest. Any transfer of the General Partner must be to a person who or which agrees to serve as a replacement General Partner. So long as the Company is a limited partner, unless otherwise consented to by Partners owning at least 65% of the Partnership interests, the General Partner will ensure that, as long as it is controlled by Alex Schwartz (a) at least 20% of the percentage interests of the Partnership will at all times be held or controlled by Alex Schwartz and his family members and (b) the general partners of Two Penn Investor and the Property Owner shall be solely controlled by Alex Schwartz.

Right of First Offer: Transfers by partners of their interests in the Partnership are generally subject to a right of first offer in favor of the other partners. The selling party must first offer the portion of its percentage interest that it is looking to sell to the General Partner and other limited partners, before selling such portion to a third party. If the other partners do not send the selling party a notice of acceptance within the prescribed time or do not agree to purchase all of the percentage interest contained in the offer, the selling party shall have the right to sell such percentage interest to a third party.

Tag Along: If the General Partner or Alex Schwartz receive an offer to sell all or a portion of their percentage interests, after which Alex and his family members or entities under his control would collectively own less than 20% of the percentage interests, the other Partners shall have the right to sell to the offering third party the same portion of their percentage interests that such third party is willing to purchase from the General Partner and/or Alex Schwartz , on the same terms. If the third party refuses to purchase the other Partners' percentage interests, the General Partner and/or Alex Schwartz may not sell.

Bring Along: If the Partners receive a bona fide offer from a third party to acquire all of the percentage interests of the Partnership and the General Partner and partners holding at least 65% of the interests in the Partnership agree to accept the offer, then the other limited partners will be obligated to sell their percentage interests on the same terms as the other Partners.

Removal of the General Partner

For as long as Alex Schwartz is controlling the General Partner, a vote by partners holding 65% or more of the interests in the Partnership is necessary to remove the General Partner. If the General Partner is no longer controlled by Alex Schwartz, a vote of partners owning at least 51% of the interests in the Partnership is required to remove the General Partner. Appointment of a new General Partner requires the consent of 51% of the limited partners. If the General Partner is removed, the replacement General Partner must buy-out the General Partner’s interest at fair market value.

Amendment of the LPA

Amendment of the LPA requires approval of limited partners owning at least 65% of the Partnership interests provided that any change affecting a Partner's rights must be approved by the affected Partner.

Undertaking Ensuring Limited Partner Rights

Together with the signing of the LPA, Alex Schwartz, the General Partner and the general partner of Two Penn Investor will sign an undertaking according to which they shall (1) not permit Two Penn Investor or the Property Owner to take any of the actions set forth in the Section entitled "Limited Partner Approval Rights" above without obtaining the prior written consent of 65% of the limited partners of the Partnership, and (2) not to permit Two Penn Investor or the Property Owner to withhold distributions other than as set forth in the Section entitled "Distributions" above without the consent of partners owning at least 65% of the interests in the Partnership, and (3) not to permit a change in the ownership of the general partner of the 2 Penn Investor or the Property Owner as long as Alex Schwartz controls the General Partner interest.

Indemnification

The Partnership will indemnify the General Partner and its members from any claim, judgment or liability and from any loss or expense which may be imposed on the General Partner as a result of (i) an act performed by the General Partner on behalf of the Partnership or (ii) the inaction of the General Partner or from (iii) any liabilities arising under federal and state securities laws so long as the General Partner acts in good faith in the best interest of the Partnership and the conduct of the General Partner does not constitute gross negligence or willful misconduct.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 "Financial Statements" for a list of financial statements filed as part of this annual report on Form 20-F.

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

On August 19, 2011 the Tel-Aviv District Court dismissed the lawsuit filed against the Company by Vsoft. Vsoft's claims were rejected by the Tel-Aviv District Court. In addition to the dismissal of the lawsuit, the Tel-Aviv District Court awarded the Company with expenses in the sum of NIS 150,000, which was paid to us during 2012.

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

On November 10, 2011, the Company submitted its Statement of Claim in the arbitration proceedings against Vitec demanding that Vitec pay an aggregate sum of $1,505,966 for the Adjustment Amount owed to the Company, for sums received by Vitec from the Chief Scientist and that the Company was due to receive, for the Consortium Amounts (as detailed below) and breach by Stradis, Inc. of its Lease Agreement with Optibase, Inc.

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

Following submission of the party's pleadings, it was decided that Vitec would submit an expert opinion to prove its accusation and that the Company would be entitled to submit a counter opinion on its behalf. On March 17, 2012, Vitec submitted their expert opinion by Dr. Adi Ayal. The Company submitted an expert opinion on its behalf by Prof. Yossi Spiegel.

During the end of March 2012, evidentiary hearings were held before the Arbitrator. In these hearings Vitec's witnesses provided their primary testimony and were cross-examined by the Company's attorneys. Additional evidentiary hearings for Vitec's witnesses were held on the beginning of May 2012, and on June 25, 2012.

The Company's witnesses gave their primary testimony and were cross-examined by Vitec's attorneys between June 26 and June 28, 2012. Additional evidentiary hearing for the Company's witnesses was held on July 16, 2012.

Vitec submitted their written summations on September 23, 2012, the Company submitted its written summations on November 25, 2012 and Vitec responded to the Company's summations on December 19, 2012.

On January 20, 2013, the Arbitrator informed the parties that his final decision regarding the arbitration with Vitec will be given along with the final decision regarding the personal claim against Adv. Doron Afik and the latter Adv. Afik's counter-claim (for further information, see below).

In addition, in connection with the sale of our Video Solutions Business to Vitec, both parties agreed on mutual indemnification for a period of two years until July 2012 for damages arising or resulting from, inter alia, breach or material inaccuracy relating to the representations, warranties and covenants and the liabilities that Vitec may incur which are part of the excluded liabilities arising or resulting therefrom such as the breach or material inaccuracy of any representation or warranty, and for that purpose $1 million out of the aggregate consideration in the Vitec Transaction was put in escrow as security for such understanding. In light of the existing arbitration proceedings between Vitec and us, and following the refusal of Vitec to the release of such indemnification escrow funds, the decision regarding the release of the escrow funds was brought in front of the arbitrator, who decided, on July 15, 2012, to restrain us from releasing the indemnification escrow funds until a final award in the arbitration process.

As of the date of this annual report, the Company is expecting the final decision of the arbitrator regarding the arbitration proceedings against Vitec.

It is difficult to assess the likelihood of success of the arbitration proceedings against Vitec in each and every cause of action due to the diversity of the claims raised against us, the complexity and ambiguity of such proceedings and Vitec's pleading and the fact that the final decision is subject to the arbitrator discretion. Nevertheless, we believe that the Company's financial statements include an adequate provision to cover the probable outcome of the Vitec arbitration.

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

This proceeding is currently pending the final decision of the arbitrator regarding the arbitration proceedings against Vitec.

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

Evidentiary hearings on the Vitec Arbitration were scheduled for April 10, 2013. On January 11, 2013, Adv. Afik submitted his affidavit along with an expert opinion on his behalf.  The company is required to submit a counter opinion on its behalf until March 14, 2013.

On January 20, 2013, the Arbitrator informed the parties that his decision regarding the arbitration with Vitec will be given along with the decision regarding the personal claim against Adv. Doron Afik and the Afik Counter-Claim.

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

ITEM 8.B. SIGNIFICANT CHANGES

Since the date of our financial statements for the year ended December 31, 2012, there has been a further progress in the arbitration between us and Vitec, as more fully described in Item 8. "Financial Information - Legal Proceedings".

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares are traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our ordinary shares as reported by The NASDAQ Global Market.

All prices per share of our ordinary shares below was adjusted to reflect a one-for-five reverse share split of our ordinary shares that we effected on September 27, 2012. See "Item 4.A. History and Development of the Company - Reverse Share Split".

	Nasdaq

Year	High	Low
2008	$13.65	$3.7
2009	$7.5	$4.65
2010	$8	$6
2011	$8.75	$4.95
2012	$6.45	$4.51

2011
First Quarter	$8.75	$7.1
Second Quarter	$8.75	$6.8
Third Quarter	$7.55	$6.6
Fourth Quarter	$7.6	$4.95

2012
First Quarter	$6.45	$5.25
Second Quarter	$6.4	$5.4
Third Quarter	$6.35	$5.4
Fourth Quarter	$6.45	$4.51

2013
First Quarter (until March 1, 2013)	$6.25	$5.6

Most Recent Six Months	High	Low
September 2012	$5.75	$5.2
October 2012	$6.45	$4.51
November 2012	$5.74	$5.43
December 2012	$5.88	$5
January 2013	$6.25	$5.6
February 2013	$5.7	$5.7

On March 12, 2013, the reported closing sale price of our ordinary shares on The NASDAQ Global Market, was $5.65 per share.

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

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 3,819,051 ordinary shares were outstanding as of March 1, 2013 (all numbers hereto was adjusted to reflect a one-for-five reverse share split of our ordinary shares that we effected on September 27, 2012. See "Item 4.A. History and Development of the Company - Reverse Share Split"). All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

Compensation of Officers and Directors

Amendment No. 20 to the Companies Law, or Amendment No. 20, which recently came into effect, adopted new procedures relating to the approval of executive compensation and the formulation of compensation policies in Israeli public companies (including companies that issued only debentures to the public). Pursuant to Amendment No. 20, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see Item 6.C. "Board Practices – Committees of the Board of Directors – The Compensation Committee".

Pursuant to the Companies Law following Amendment No. 20, the compensation policy must be approved by the company's board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (which we refer to hereinafter as the Majority Requirement): (i) the majority should include at least a majority of the shares of the voting shareholders who are non controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

The Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others: (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person's position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of such person's compensation in relation to the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person's compensation and the other employees' compensation on the labor relations in the company; (iv) the authority, at the board of director's sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company. The abovementioned issues will be referred to hereinafter as Compensation Policy Mandatory Criteria.

In addition, the Companies Law provides that the following matters shall be included in the compensation policy: (i) the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non measurable criteria taking into account the relevant person's contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments. The abovementioned matters will be referred to hereinafter as Compensation Policy Mandatory Provisions.

Amendment No. 20 also introduced new procedures for the approval of compensation arrangements with officers and directors of Israeli public companies (including companies that issued only debentures to the public). Pursuant to the Companies Law following Amendment No. 20, any transaction with an office holder (except directors and the CEO of the company) with respect to such office holder's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see Item 6.C. "Board Practices – Committees of the Board of Directors – the Compensation Committee") and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a 'Public Pyramid Held Company'. For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the CEO even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the CEO must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see Item 6.C. "Board Practices – Committees of the Board of Directors – the Compensation Committee") and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO does not have to be approved by the shareholders of the company, provided that: (i) the CEO is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction is consistent with the provisions of the company's compensation policy. Under the Companies Law, non material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the CEO), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law following Amendment No. 20 provides that such transaction shall be subject to the approval of the compensation committee, the board of directors and the shareholders' meeting. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see Item 6.C. "Board Practices – Committees of the Board of Directors – the Compensation Committee") and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

Amendment No. 20 became effective on December 12, 2012. Under Amendment No. 20, Israeli public companies must adopt a compensation policy within nine months from the date on which the amendment became effective, i.e. September 12, 2013. During this period, extensions of existing terms of engagement with directors and officers of Israeli public companies are not subject to the provisions of Amendment No. 20, provided that they are extended as-is without any modification. As of the date of this annual report, we have not yet adopted a compensation policy in accordance with the provisions of Amendment No. 20.

On January 11, 2013, the SEC approved the amended NASDAQ listing standards on compensation committees and advisers. Among others, the amended NASDAQ listing standards include provisions relating to the establishment of a compensation committee, the compensation committee charter, compensation committee members' independence requirements, and arrangements relating to advisers retained by the compensation committee. Under the amended rules, the compensation committee adviser and compensation committee authority requirements become effective on July 1, 2013. However, NASDAQ listed companies will have until their first annual meeting after January 15, 2014, or, if earlier, October 31, 2014, to comply with other standards, including the compensation committee member independence standards and the requirement to have a compensation committee and charter (including any charter amendment to reflect the compensation committee authority requirements).  NASDAQ listed companies must certify compliance with the listing standards within 30 days after the applicable implementation deadline. In addition, under the amended rules, foreign private issuers are exempt from compliance with the amended listing standards if home country practice is followed and the listed company discloses with the SEC the reasons why it does not have an independent compensation committee. As of the date of this annual report, we have not yet amended our compensation committee charter to reflect the requirements of the amended rules, but we plan to do so in the future.

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

On the date of the agreement, we paid to the seller Apollo CTN S.a.r.l CHF 37.4 million and additional CHF 300,000 as post-closing price adjustment (approximately $40.2 million and $ 319,000 respectively as of the purchase date).

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

Private Placement to Shlomo (Tom) Wyler

Following the approval of our audit committee and board of directors, and the approval of our shareholders during a special general meeting of our shareholders held on May 5, 2011, the Company issued to Mr. Wyler, the president of the Company and a member of our board of directors, 500,000 ordinary shares of the Company, then representing 13.11% of the Company's voting rights in consideration for $5 million. The Company further undertook to make best efforts to register for resale all the shares issued to Mr. Wyler in the private placement, and the existing shares then held by Mr. Wyler under the Securities Act within six months as of their issue date.

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

Under Israeli law (and our memorandum and articles of association), persons who are neither residents nor nationals of Israel may freely hold, vote and transfer ordinary shares in the same manner as Israeli residents or nationals. Subject to anti-terror legislations, there are no limitations on the rights of non-resident or foreign owners to hold or vote ordinary shares imposed under Israeli law or under our articles of association.

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

In December 2011, the Israeli Parliament passed the Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011(the "Tax Burden Law") which prescribes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate and to raise the statutory corporate tax rate to 25% in 2012. In view of the increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will also be increased. The Amendment was enacted effective as of January 1, 2012. The adoption of the amendment had no effect on the financial statements.

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

Notwithstanding the foregoing, pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals is 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Substantial Shareholder at any time during the 12-month period preceding the sale).  With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25% (or 30% with respect to a Substantial Shareholder). A 30% tax rate will apply to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date.  A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). Different tax rates apply to capital gains accrued from the sale by individuals of securities that are not publicly traded as aforesaid.

With respect to corporate investors, effective January 1, 2012, capital gain tax equal to the corporate tax rate (as of January 1, 2012 - 25%) will be imposed on the sale of traded shares.

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

Taxation of Israeli Shareholders on Receipt of Dividends

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25% from 2012 if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period.  Pursuant to the Tax Burden Law, as of 2012 such tax rate is 25%, or 30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period.  However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.  An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

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

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

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

Certain dividend income received by individual U.S. Holders, in taxable years beginning after December 31, 2012 may be eligible for a reduced rate of taxation. Such dividend income will be taxed at the applicable long-term capital gains rate (currently, a maximum rate of 20%) if the dividend is received from a "qualified foreign corporation," and the shareholder of such foreign corporation holds such stock for at least 61 days during the 121-day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A "qualified foreign corporation" is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market in the United States. Dividend income will not qualify for the reduced rate of taxation if the corporation is a passive foreign investment company, or PFIC (see below), for the year in which the dividend is distributed or for the previous year.

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

Other Income Tax

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to tax at the rate of approximately 29%, 24% and 35% respectively in 2012.

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

The inflation rate in Israel was approximately 2.7% in 2010, approximately 2.2% in 2011, and approximately 1.6% in 2012. The appreciation of the NIS against the dollar was approximately 6% in 2010, a devaluation of 7.2% in 2011, and an appreciation of 1.4% in 2012 and the devaluation of the NIS against the CHF was approximately  3.3% in 2010, 7.5% in 2011, and 0.4% in 2012. The appreciation of the CHF against the dollar was approximately 9.4% in 2010, 0.1% in 2011, and 2.7% in 2012.

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

Investments Risks

In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2012, our available net cash was $19.3 million. As of December 31, 2012, our available cash was invested in short term interest bearing bank deposits and money market funds with several banks. Our available cash (including the money market funds) is generally classified as cash and cash equivalents and, consequently, is recorded on the consolidated balance sheets as such.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2012.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2012, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer to Optibase in 2011 and 2012 (in thousands):

	2011	2012
Audit fees (1)	115	112
Audit-related fees (2)	20	14
Tax fees (3)	--	--
All other fees (4)	--	--
Total	135	126

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

Audit Committee Pre-approval Policies and Procedures

Our audit committee's main role is to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. Our audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our audit committee's specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and quarterly review the firm's non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. It is the policy of our audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services may be pre-approved by our audit committee on an individual basis during the year.

During 2011 and 2012, our audit committee approved all the audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in the United States.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The following are our financial statements audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal year ended December 31, 2012, are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F-41

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

OPTIBASE LTD.

We have audited the accompanying consolidated balance sheets of Optibase Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 13, 2013	A Member of Ernst & Young Global

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,142	$22,945
Restricted cash	134	131
Trade receivables	148	732
Other accounts receivable and prepaid expenses (Note 5)	217	1,267
Total assets attributed to discontinued operations (Note 1c)	980	980

Total current assets	20,621	26,055

LONG-TERM INVESTMENTS:
Long-term deposits	50	45
Investments in companies and associates (Note 6)	7,993	100

Total long-term investments	8,043	145

PROPERTY AND OTHER ASSETS, NET

Real Estate Property, net (Note 3)	194,826	192,173
Other assets, net (Note 4)	1,392	1,512

Total property, equipment and other assets	196,218	193,685

Total assets	$224,882	$219,885

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans (Note 8)	$2,597	$2,529
Accounts payable and accrued expenses (Note 7)	3,476	4,060
Total liabilities attributed to discontinued operations (Note 1c)	2,563	2,990

Total current liabilities	8,636	9,579

LONG-TERM LIABILITIES:
Deferred tax liabilities (Note 10)	15,262	14,705
Land lease liability, net	7,290	7,175
Other Long-Term Liabilities	2,844	3,559
Long term loans, net of current maturities (Note 8)	124,298	123,606

Total long-term liabilities	149,694	149,045

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary Shares of NIS 0.65 par value - Authorized: 6,000,000 shares at December 31, 2011 and 2012; Issued: 3,882,945 shares at December 31, 2011 and 2012; Outstanding: 3,814,162 and 3,819,051 shares at December 31, 2011 and 2012, respectively	744	744
Additional paid-in capital	130,824	130,734
Treasury shares (68,695 and 63,895 shares at December 31, 2011and 2012, respectively)	(821)	(954)
Accumulated other comprehensive income	986	305
Accumulated deficit	(84,259)	(85,730)

Total shareholders' equity of Optibase Ltd.	47,474	45,099

Non-controlling interests	19,078	16,162

Total shareholders' equity	66,552	61,261

Total liabilities and shareholders' equity	$224,882	$219,885

The accompanying notes are an integral part of the consolidated financial statements.

March 13, 2013
Date of approval of the	Amir Philips	Alex Hilman
financial statements	Chief Executive Officer.	Executive Chairman of the board of directors

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2012	2011	2010

Fixed income from real estate rent	$13,676	$12,479	$1,650

Costs and expenses:
Cost of real estate operations	1,966	1,869	59
Real estate depreciation and amortization	2,569	2,153	695
General and administrative	2,068	3,057	1,502

Total costs and expenses	6,603	7,079	2,256

Operating income (loss)	7,073	5,400	(606)
Gain on bargain purchase (Note 1(b)3)	-	4,412	-
Equity share in earnings (losses) of associates, net	(32)	-	-
Other loss (Note 6)	(100)	-	(600)
Financial income (expenses), net (Note 12)	(1,243)	(7,481)	304

Income (loss) before taxes on income	5,698	2,331	(902)

Taxes on income (Note 10)	1,643	481	43

Net income (loss) from continuing operations	4,055	1,850	(945)

Net income (loss) from discontinued operations (Note 1(c))	-	(51)	5,399

Net income	4,055	1,799	4,454

Net income attributable to non-controlling interest	2,478	2,038	-

Net income (loss) attributable to Optibase LTD.	$1,577	$(239)	$4,454

Net earnings (loss) per share:

Basic and diluted net earnings (loss) per share from continuing operations	$0.41	$(0.07)	$(0.3)

Basic and diluted net earnings (loss) per share from discontinued operations	$0.00	$(0.00)	$1.65

Basic and diluted net earnings (loss) per share	$0.41	$(0.07)	$1.35

Weighted average number of shares used in computing basic net earnings (loss) per share:	3,818,198	3,641,935	3,310,974
Weighted average number of shares used in computing diluted net earnings (loss) per share:	3,820,233	3,641,935	3,311,358

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2011	2010

Net Income	$4,055	$1,799	$4,454
Less: net earnings (loss) attributable to non-controlling interests	2,478	2,038	-

Net earnings attributable to Optibase LTD.	$1,577	$(239)	$4,454

Other comprehensive income:
Change in foreign currency translation adjustment	$1,172	$(305)	$533
Less: other comprehensive income (loss) attributable to non-controlling interests	491	(131)	-
Other comprehensive income (loss) attributable to Optibase LTD.	$681	$(174)	$533

Comprehensive income	$5,227	$1,494	$4,987
Less: comprehensive income attributable to non-controlling interest	2,969	1,907	-
Comprehensive income attributable to Optibase LTD.	$2,258	$(413)	$4,987

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury Shares	Accumulated other comprehensive income (loss) *)	Accumulated Deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total shareholders' equity

Balance as of January 1, 2010	650	$125,649	$(1,208)	$(54)	$(89,799)	$35,238	$-	$35,238

Stock-based compensation related to options and unvested shares granted to employees	-	167	-	-	-	167	-	167
Issuance of treasury shares upon vesting of shares	-	(88)	134	-	(46)	-	-	-
Other comprehensive income	-	-	-	533	-	533	-	533
Net income	-	-	-	-	4,454	4,454	-	4,454

Balance as of December 31, 2010	650	125,728	(1,074)	479	(85,391)	40,392	-	40,392

Issuance of ordinary shares	94	4,906	-	-	-	5,000	-	5,000
Stock-based compensation related to options and unvested shares granted to employees	-	120	-	-	-	120	-	120
Issuance of treasury shares upon vesting of shares	-	(20)	120	-	(100)	-	-	-
Other comprehensive income	-	-	-	(174)	-	(174)	(131)	(305)
Non-controlling interests	-	-	-	-	-	-	14,255	14,255
Net income (loss)	-	-	-	-	(239)	(239)	2,038	1,799

Balance as of December 31, 2011	744	130,734	(954)	305	(85,730)	45,099	16,162	61,261

Stock-based compensation related to options and unvested shares granted to employees	-	117	-	-	-	117	-	117
Issuance of treasury shares upon vesting of shares	-	(27)	133	-	(106)	-	-	-
Other comprehensive income	-	-	-	681	-	681	491	1,172
Non-controlling interests	-	-	-	-	-	-	(53)	(53)
Net income (loss)	-	-	-	-	1,577	1,577	2,478	4,055

Balance as of December 31, 2012	744	$130,824	$(821)	$986	$(84,259)	$47,474	$19,078	$66,552

The accompanying notes are an integral part of the consolidated financial statements.

*)           As of December 31, 2012, 2011 and 2010 includes only foreign currency translation adjustments.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:

Net income	$4,055	$1,799	$4,454
Loss (income) from discontinued operations	-	51	(5,399)

Income (loss) from continued operation	$4,055	1,850	(945)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,569	2,220	696
Impairment of an investment in company	100	-	600
Stock-based compensation related to options and unvested shares granted to employees	117	120	167
Gain from a bargain purchase	-	(4,412)	-
Decrease in trade receivables	577	1,216	-
Equity share in losses (earnings) of associates, net	32	-	-
Increase (decrease) in deferred tax liabilities	159	(579)	-
Increase (decrease) in other long-term liabilities	(792)	3,319	-
Increase (decrease) in land lease liabilities	(81)	-	-
Decrease (increase) in other accounts receivable and prepaid expenses	1,073	1,371	29
Increase (decrease) in accrued expenses and other accounts payable	(597)	(3,200)	(162)

Net cash provided by continuing operations	7,212	1,905	385

Net cash used in discontinued operations	(427)	(70)	(202)

Net cash provided by operating activities	6,785	1,835	183

Cash flows from investing activities:
Purchase of equipment	-	(5)	(5)
Proceeds from (investment in) short-term deposit	-	(1,065)	3,750
Proceeds from (investment in) long-term lease deposits	(5)	101	(57)
Investment in real estate property	(210)	(1,187)	(8,786)
Increase in restricted cash	(3)	(131)	-
Acquisition of Eldista, net (b)	-	(20,684)	-
Investments in associates	(8,025)	-	-
Proceeds from sale of the Video activity	-	-	6,800

Net cash provided by (used in) investing activities	(8,243)	(22,971)	1,702

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from financing activities:
Issuance of ordinary shares in a private placement	-	5,000	-
Proceeds from long term bank loans	-	106,441	-
Repayment of long term bank loans	(2,553)	(91,847)	(406)
Repayment of loan to non-controlling interests	(53)	(5,618)	-

Net cash provided by (used in) financing activities from continuing operations	(2,606)	13,976	(406)

Exchange differences on balances of cash and cash equivalents	261	(155)	130
Increase (decrease) in cash and cash equivalents	(3,803)	(7,315)	1,609
Cash and cash equivalents at the beginning of the year	22,945	30,260	28,651

Cash and cash equivalents at the end of the year	$19,142	$22,945	$30,260

(a)	Supplemental cash flow activities:

	Cash paid during the year for:

	Taxes	$1,902	$1,903	$-

	Interest	$2,237	$3,081	$207

(b)	Acquisition of Eldista, net:

	Working capital deficiency, net		$(155)
	Building (including land)		161,451
	In place leases, net		1,124
	Deferred tax liabilities		(15,282)
	Mortgage loan		(92,705)
	Swap instrument		(392)
	Land lease liability		(7,311)
	Rent settlements with tenants		(1,759)
	Gain from a bargain purchase		(4,412)
	Non controlling interests		(19,875)

	Net cash paid by the Company		$20,684

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Optibase Ltd. ("the Company") was incorporated and commenced operations in 1990.

During 2009 the Company had entered into the fixed-income real estate sector after an acquisition of a commercial building in Switzerland.

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

As of December 31, 2012, the Company manages its activity through three active subsidiaries: Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc") and OPCTN SA in Geneva a Luxembourg company owned 51% by the Company which was incorporated in February 2011 ("Subsidiaries"), (collectively: "the Group").

In addition, during 2012, the Company has acquired beneficial interests in a commercial office building and in a shopping centers portfolio in the U.S.

b.	Acquisitions and investments in associates:

1.	Marquis Residence in Miami, Florida

On December 30, 2010, the Company's wholly-owned subsidiary, Optibase Inc, acquired 21 condominium units in the Marquis Residence in Miami, Florida for consideration of approximately $ 8,632 in cash. The acquisition of the units was accounted for as acquisition of an asset. The Company is renting part of the units and in principle holds the units for investment purposes and will consider selling the units in accordance with its business considerations and market conditions. As of December 31, 2012, out of the 21 units 19 units have been rented.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

2.	Centre des Technologies Nouvelles in Geneva, Switzerland

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

The total purchase price for the Eldista shares was CHF 37,720 (representing $ 40,559 - as of the purchase date), subject to a post-closing price adjustment to reflect Eldista's assets and liabilities as of the closing date.

On the date of the agreement, the Company paid to Apollo CTN S.A.R.L (the "Seller"), CHF 37,420 and additional CHF 300 as post-closing price adjustment (approximately $ 40,234 and $ 319, respectively as of the purchase date).

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

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The total purchase price was allocated as follows:

USD

Cash paid for Eldista shares	$40,559

Assets and liabilities acquired:

Land	23,654
Building	137,797
Swap instrument	(392)
Mortgage loan	(92,705)
Rent settlements with tenants	(1,759)
Lease provision	(7,311)
In-place leases, net	1,124
Deferred tax liabilities	(15,282)
Other current net assets	(155)
Gain from a bargain purchase	(4,412)

Total purchase price	40,559

Less:
Purchase price paid by non-controlling interests	(19,875)

Net purchase price	$20,684

The bargain purchase gain was recorded since the total acquisition date fair value of the identifiable net assets acquired exceeded the total purchase price.

Accordingly, the Company recorded the bargain purchase gain as other income in the amount of $ 4,412 in the consolidated statement of operations for the year ended December 31, 2011.

3.	Two Penn Center Plaza in Philadelphia, Pennsylvania:

On August 16, 2012, and following the approval by the Company's audit committee and board of directors, the Company's shareholders approved its entrance into a limited partnership that will be formed to acquire beneficial interests in the owner of a commercial office building in Philadelphia known as Two Penn Center Plaza where the general partner and certain limited partners of the limited partnership are affiliated with Mr. Shlomo (Tom) Wyler, the Company's president and member of board of directors, who then considered the controlling shareholder of the Company.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

On October 12, 2012, the Company through its subsidiary Optibase Inc., became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership (the "Partnership"), which acquired a beneficial interest in the owner of a Class A twenty story commercial office building in Philadelphia known as Two Penn Center Plaza. At the closing of the acquisition of Two Penn Center Plaza, Optibase Inc., made a capital contribution of $4,025 (to the Partnership in consideration for 19.66% beneficial interest in Two Penn Center Plaza.Two Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park.

The Company accounted for the investment using the equity method of accounting and accordingly recorded during 2012 an equity loss in an associate in the amount of $ 32.

4.	Texas Shopping Centers Portfolio:

On December 31, 2012, the Company through its subsidiary Optibase Inc. acquired approximately 4% beneficial interest in a portfolio of shopping centers located in Texas.

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The purchase price for the transaction was approximately $ 4,000. The transaction was based on a portfolio valuation of approximately $ 342,000 including existing nonrecourse mortgage financing in the principal amount of approximately $ 252,000. The primary mortgage loan has a fixed interest rate of 5.73% and matures in April 2016.

Optibase Inc., undertook this investment by making a $1,000 capital contribution as an approximately 16.5% limited partner in Global Texas, LP a Florida limited partnership that is a limited partner in Global Texas Portfolio, LP, a Delaware limited partnership.  Global Texas Portfolio, LP acquired 49% of the beneficial interests in the shopping center portfolio.

In connection with the transaction, Optibase Inc., became an owner of approximately 16.5% of the partnership interests in Global Texas Lender, LP a Florida limited partnership and made a $3,000 capital contribution to Global Texas Lender, LP.  Global Texas Lender, LP provided a loan to Global Texas Portfolio, LP, bearing interest at 11% per annum, to finance a portion of the purchase price paid by Global Texas Portfolio, LP to acquire its 49% beneficial interest in the shopping center portfolio.

c.	Sale of the Video Activity (Discontinued operations):

On March 16, 2010, the Company and its subsidiary, Optibase Inc., entered into an asset purchase agreement (the "Agreement") with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of  S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec, Optibase Technologies Ltd. and Stradis Inc., collectively "Vitec") pursuant to which the Company sold to Vitec all of the assets and liabilities related to the Company's Video Solutions Business (the "Video Activity") for an aggregate consideration of $ 8,000, subject to certain price adjustments and an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the Video Activity exceeding $ 14,000 in the year following the closing of the transaction, will be paid to the Company. Closing of the transaction occurred on July 1, 2010. In the year following the closing, the Company did not achieve the earn-out target and no additional consideration was received by the Company.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Under the Agreement, the Company and Vitec agreed on a price adjustment mechanism to the initial consideration, upon which, Vitec shall add or subtract to the consideration an amount equal to accounts receivable, net plus other receivables and prepaid expenses minus accounts payable and other payables, all as of the Closing date (the "Adjustment Amount"), whereby the Adjustment Amount as calculated by the Company would be deposited by Vitec in escrow within five days from the closing date, to be released over a period of 12 months as Vitec collects amounts owed to the Company from customers.

Vitec has refrained from depositing any amount in escrow. This led to a dispute between the parties. For further details see Note 9e.1.

The Company recorded in 2010 a capital gain of approximately $ 6,300 resulting from this Sale of the Video Activity.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The results of operations of the Video Activity for the years ended December 31, 2010, 2011 and 2012, which were reported separately and retroactively as discontinued operations in the consolidated statements of operations are summarized as follows:

	Year ended December 31,
	2012	2011	2010

Revenues	$-	$-	$4,457

Operating income	$-	$-	$2,874

Costs and expenses	$-	$51	$3,779

Other Income	$-	$-	$6,304

Net income (loss) from discontinued operations	$-	$(51)	$5,399

Basic and Diluted net earnings per share from discontinued operations	$-	$(0.00)	$0.33

The assets and liabilities of the Video Activity for the years ended December 31, 2011 and 2012, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	December 31,
	2012	2011
Assets:

Other accounts receivable	$980	$980

Total assets	$980	$980

Liabilities:

Other accounts payable and accrued expenses	$2,563	$2,990

Total liabilities	$2,563	$2,990

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

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

b.	Functional currency, presentation currency and foreign currency:

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

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2011 and 2012, no impairment losses have been identified.

h.	Investments in companies:

Investments in non-marketable equity securities of companies in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies are recorded at cost.

Management evaluates investments in non marketable equity securities for evidence of other-than temporary declines in value. When relevant factors indicate a decline in value that is other-than temporary the Company recognizes an impairment loss for the decline in value. As for impairment charges recorded during 2010 and 2012 see Note 6(a).

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Investments in associates:

Associates in which the Group has significant influence over the financial and operating policies without having control are accounted for using the equity method of accounting. Under the equity method, the investment in associates is accounted for in the financial statements at cost plus changes in the Group’s share of net assets, including other comprehensive income (loss), of the associates. The equity method is applied until the loss of significant influence. The investment is classified as non-current asset held-for-sale and includes the difference between the acquisition cost and the Group’s share in the net fair value of the associates’ net identifiable assets. After initial recognition, the excess value is measured at cost and is amortized according to the nature of each identifiable asset (mostly to the real estate property).

Associates in which the Group has no significant influence over the financial and operating are recorded at cost.

j.	Goodwill and bargain purchase gain:

Goodwill reflects the excess of the fair value of the acquired business over the fair value of net identifiable assets acquired in various business acquisitions. The Company accounts for goodwill in accordance with the Intangibles - Goodwill and Other Topic of the FASB ASC 350.

A bargain purchase gain in the Eldista acquisition, represents the excess of 100% of the recognized bases of identifiable assets acquired, net of assumed liabilities, over the aggregate of the acquisition-date fair values of (1) the acquirer's interest in the acquiree, (2) noncontrolling interests in the acquiree and (3) any equity interest held in the acquiree by the acquirer immediately before the acquisition date.

With respect to bargain purchase, the Company recognized a gain in the amount of $ 4,412 a corresponding deduction from net income attributable to non-controlling interest in the amount of $ 2,162 in the consolidated statement of operations for the year ended December 31, 2011 (See note 1(b)2).

k.	Intangibles assets:

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

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Derivative Instruments:

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging". ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2012, the Company had no outstanding hedging instruments. At times, it may use derivative instruments to manage exposure to variable interest rate risk. From time to time, the Company enters into interest rate swaps to manage its exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. The Company generally enters into derivative instruments that qualify as cash flow hedges and it do not enter into derivative instruments for speculative purposes.

m.	Business Combinations:

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

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition:

The Company generates revenues from fixed income real-estate derived from its buildings held through its subsidiaries in Switzerland (Rümlang and Geneva) and Miami FL.

Rental income includes minimum rents and expenses recoveries. Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

o.	Contingencies:

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

p.	Income taxes:

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

ASC 740 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The Company policy is to accrue interest and penalties related to unrecognized tax benefits in its financial expenses.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables and long-term lease deposits.

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

r.	Earnings (loss) per share:

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

s.	Accounting for stock-based compensation:

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes- Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be out standing. The risk free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value was estimated at the date of grant using the following weighted average assumptions for the Black-Scholes model for the year ended December 31, 2011,
During 2012 there were no grants:

December 31,
2011

Dividend yield	0%
Volatility	67%
Risk free interest	0.9% -1.7%
Expected term (years)	4.75%

t.	Treasury Shares:

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

u.	Fair value of financial instruments:

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

Warrants are measured at fair value under ASC 820 on a recurring basis as of December 31,2011 and 2012.

Swap instrument (see note 1(b)2) is measured at fair value under ASC 820 on a recurring basis as of December 31, 2011 and 2012 using significant unobservable inputs (Level 2).

v.	Comprehensive income:

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company adopted the new guidance commencing January 1, 2012.  The Company chose to present the Comprehensive Income in two separate but consecutive statements.

w.	Reclassification:

Certain comparative figures may have been reclassified to conform to the current year presentation.

x.	Impact of newly issued Accounting Standards:

There were no impacts of new accounting standards during 2012.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total
Cost:

At January 1, 2011	$2,832	$19,604	$8,632	$1,992	$33,060
Additions	23,654	138,983	781	(1,583)	161,835

At December 31, 2011	26,486	158,587	9,413	409	194,895
Additions	-	168	42	4,938	5,148

At December 31, 2012	26,486	158,755	9,455	5,347	200,043

Accumulated depreciation:

At January 1, 2011	-	655	-	52	707
Depreciation charge for the year	-	2,011	45	(41)	2,015

At December 31, 2011	-	2,666	45	11	2,722
Depreciation charge for the year	-	2,149	262	84	2,495

At December 31, 2012	-	4,815	307	95	5,217

Real estate property, net:

At December 31, 2012	$26,486	$153,940	$9,148	$5,252	$194,826

At December 31, 2011	$26,486	$155,921	$9,368	$398	$192,173

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	Above market value of in-place leases *)	Currency translation adjustment	Total
Cost:

At January 1, 2011	$659	$59	$718
Additions	1,125	(11)	1,114

At December 31, 2011	1,784	48	1,832
Additions	-	50	50

At December 31, 2012	1,784	98	1,882

Accumulated depreciation:

At January 1, 2011	154	12	166
Depreciation charge for the year	162	(8)	154

At December 31, 2011	316	4	320
Depreciation charge for the year	158	12	170

At December 31, 2012	474	16	490

Other assets, net:

At December 31, 2012	$1,310	$82	$1,392

At December 31, 2011	$1,468	$44	$1,512

Intangible assets consist of lease contracts with tenants deriving from the acquisition of a commercial building located in Switzerland in 2009 in the amount of $ 410 and from the acquisition of a building complex in Geneva in 2011 in the amount of $ 1,102 (see details in Note 1(b)2.

*)	Amortization expenses amounted to $ 132, $ 162 and $ 158 for the years ended December 31, 2010, 2011 and 2012, respectively.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET (Cont.)

Estimated amortization expenses by years are as follows:

Year	Estimated amortization expenses

2013	$282
2014	439
2015	235
2016	224
2017 and thereafter	212
$1,392

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2011

Short-term deposit (1)	$-	$1,065
Prepaid expenses	160	147
Income receivable	17	20
Others	40	35

	$217	$1,267

(1)
As part of the CTN transaction, OPCTN S.A. deposited CHF 1,000 ($ 1,065) into an escrow account following to the purchase of Eldista. The release of the adjustment escrow was depended on the consequence of the net assets adjustment. Finally the escrow was released in March, 2012 (see note 1b(2)).

NOTE 6:-	INVESTMENTS IN COMPANIES AND ASSOCIATES

a.
The Company invested several amounts in Mobixell Networks Inc. (Mobixell), a privately held Company which is engaged in the design, development and marketing solutions for mobile rich media adaptation, optimization and delivery. As of December 31, 2012, the Company holds 2.04% of Mobixell's shares on a fully diluted basis. During 2012 the Company's has impaired its entire investment in Mobixell following several financing rounds in which the Company did not participate. As a result the Company has recorded impairments of $ 600 and $ 100 recorded during 2010 and 2012, respectively.

b.
During 2012, the Company acquired through its subsidiary beneficial interests in Two Penn  Center Plaza in Philadelphia, Pennsylvania and in Texas Shopping Center Portfolio for further details please see note 1(b)3 and 1(b)4, respectively.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2011

Employees and payroll accruals	$176	$163
Accrued expenses	1,350	1,681
Institution (mainly tax provision)	1,710	1,881
Advance rent payments	45	191
Tenant security deposits	138	96
Other	57	48

	$3,476	$4,060

NOTE 8:-	LONG TERM LOANS

a.
On October 29, 2009, Optibase SARL received a mortgage loan ("the Loan") from a financial institution in Switzerland, in the amount of CHF 18,800 for the purpose of purchasing the real estate property located in Rümlang, Switzerland ("the Property"). As of December 31, 2011 and 2012 total mortgage loan amounted to $ 18,810 and $ 18,903 with current maturities of $ 400 and $411 respectively. The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins (0.8%). The financial institution may increase margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2012, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2013 (current maturity)	$411

Long-term portion:
2014	411
2015	411
2016	411
2017	411
2018 and thereafter	17,259

$18,903

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

As a result of the refinancing of the loan, the Company recorded during 2011 financial expense in the amount of $ 400 (representing CHF 375).

Maturities of the loan by years are as follows:

Year ended December 31,

2013 (current maturity)	$2,186

Long-term portion:
2014	2,186
2015	2,186
2016	2,186
2017	2,186
2018 and thereafter	96,651

$105,395

The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2012, the Company met these covenants.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries facilities and motor vehicles are leased under several operating lease agreements for periods ending in 2014.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31
2013	$57
2014	10

$67

b.	Consultancy agreement with Swiss Pro Capital Limited:

Following the CTN transaction (as further described in Note 1b(2)), Eldista entered into a consultancy services agreement  (“Consultancy Agreement”) with Swiss Pro Capital Limited, (“Swiss Pro”), a Cypriot company. According to the agreement, Swiss Pro will receive a monthly fee for its services and will also be entitled to a bonus based on future performance above a certain return on the investment. The term of the Consultancy Agreement is for two years, and ends on May 19, 2013. At the conclusion of the term, Swiss Pro may cease performing the consultancy services and Eldista may cease paying Swiss Pro an ongoing monthly fee.  In addition, beginning on May 19, 2013, Eldista will have the right to prepay any bonus that may be due to Swiss Pro according to the mechanism set forth in the Consultancy Agreement.

c.	Guarantees:

As of December 31, 2012, the Company has obtained bank guarantees in the amount of $ 134.

d.	Assets pledged as collateral:

As collateral for the Company's bank guarantees, a fixed charge has been placed on the Company's property and equipment, shareholders' equity, a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all the other assets of the Company and a specific charge of $60 has been placed on the Company's bank deposit.

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

The Company was obligated to pay royalties to the Office of the Chief Scientist ("OCS"), amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company is currently undergoing an audit by the OCS for royalties paid before the sale of our Video business. As of December 31, 2012, the Company believes it has sufficient provisions to cover the outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations as the Company has no further obligation to pay royalties on revenues generated by the Video Activity subsequent to its sale.

Through the sale of the Video Activity, the Company has paid or accrued royalties to the OCS in the amount of $ 4,308, and had an outstanding contingent obligation to pay royalties in the amount of approximately $ 4,248 plus interest.

In addition, during 2010 and 2011 the Company was audited by the European Commission for grants received under 3 FP6 contracts. As results of the audit findings implementation the company paid during 2012 an amount of $ 430 which settled and closed the financial audit.

f.	Legal claim and contingent liabilities:

1.
Under the Agreement related to the sale of Video Activity (as further described in Note 1c) the parties agreed on a price adjustment mechanism, upon which, Vitec shall add or subtract to the consideration the adjustment amount whereby the adjustment amount would be deposited in escrow within five days from the closing date.

However, Vitec has refrained from depositing any amount in escrow.

In that respect, since October, 2010 through April 2011, both parties have filed several and separate motions with the Tel-Aviv District Court, seeking, inter alia, fixed and temporary injunctions. Since then the motions filed by both parties have been dismissed by the court and were transferred to arbitration proceedings.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In November 2011, Vitec and the Company submitted their Statement of Claim to the Arbitrator.

The Company submitted its Statement of Claim against Vitec demanding that Vitec pay an aggregate sum of $ 1,506 for the Adjustment Amount owed to the Company while Vitec submitted its Statement of Claim against the Company, demanding that the Company pay Vitec a total amount of approximately $ 22,878.

The Statement of Claim brought by Vitec is based, inter alia¸ on the following main causes of action: (i) loss of business opportunities (mainly M&A transactions) for lack of available cash; (ii) mail fraud; (iii) defamation; (iv) expenditures related to the legal proceedings between the parties; and (v) several additional causes of action, among others, based on Vitec's claim mentioned above.

In January, 2012, both parties submitted their Statements of Defense mutually denying all of the other party's claims.

Following submission of the party's pleadings, it was decided that Vitec would submit an expert opinion to prove its accusation and that the Company would be entitled to submit a counter opinion on its behalf. On March 17, 2012, both parties submitted their expert opinion.

In March, May and June 2012, evidentiary hearings were held before the Arbitrator. During these hearings Vitec's witnesses gave their primary testimony and were cross-examined by the Company's attorneys.

In June 2012, the Company witnesses gave their primary testimony and were cross-examined by Vitec's attorneys.

Vitec has submitted their written summations in September 2012, the Company has submitted its written summations by November 2012 and Vitec's response to the Company's summations by December 2012.

In January 2013, the Arbitrator informed the parties that his final decision regarding the arbitration with Vitec will be given along with the final decision regarding the personal claim against Adv. Doron Afik and the latter Adv. Afik's counter-claim (for further information, see below).

In addition, both parties agreed on mutual indemnification for a period of two years until July 2012 for damages arising or resulting from, inter alia, breach or material inaccuracy relating to the representations, warranties and covenants and the liabilities that Vitec may incur which are part of the excluded liabilities arising or resulting therefrom and for that purpose $1,000 out of the aggregate consideration in the Vitec Transaction was put in escrow as security.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In light of the existing arbitration proceedings, and following the refusal of Vitec to the release of such indemnification escrow funds, the decision regarding the release of the escrow funds was brought in front of the arbitrator, who decided to restrain the Company from releasing the indemnification escrow funds until a final award in the arbitration process.

To date, the Company is expecting the final decision of the arbitrator regarding the arbitration proceedings against Vitec.

It is difficult to assess the likelihood of success of the arbitration proceedings against Vitec in each and every cause of action due to the diversity of the claims raised against the Companhy, the complexity and ambiguity of such proceedings and Vitec's pleading and the fact that the final decision is subject to the arbitrator discretion. Nevertheless, the Company believes that its financial statements include an adequate provision to cover the probable outcome of the Vitec arbitration.

2.	Personal Claim against Adv. Doron Afik:

As part of the Agreement the Company, Vitec and Adv. Afik as trustee (the "Trustee") entered into the Consortium Escrow Agreement of March 16, 2010 (the "Consortium Agreement"). Under the Consortium Agreement, $ 300 of the consideration were held in escrow $ 100 per each EC Consortium Agreement to be transferred from the Company to Vitec under the Agreement.

Due to the Trustee's refusal to transfer the escrow funds to the Company, the Company believes the Trustee is in breach of his duties as Trustee and is causing damage to the Company. Therefore, in June 2011, the Company filed a statement of claim for damages of approximately $ 268 against the Trustee along with an ex-parte motion for a lien on all of the Trustee's bank accounts.

In June 2011, the court rendered its decision granting the lien subject to the Company depositing certain securities. The Trustee then filed a motion to cancel the lien and the court decided to transfer the proceedings to the District Court, but that the lien would remain in effect until a decision by the District Court. The District Court for Tel Aviv-Yaffo ordered the removal of the lien, and later on at the parties' mutual request, the court ordered to transfer these proceedings to arbitration.

In November 2011 the Company submitted its statement of claim against Adv. Afik to the Arbitrator.

In January 2012, Adv. Afik submitted his Statement of Defense to the claim against him, denying all of the Company's claims against him. Also in January 2012, Adv. Afik submitted a counterclaim against Optibase, ( the "Counter-Claim"). In the Counter Claim Adv. Afik demands to receive a total amount of approximately $ 663 from the Company. Adv. Afik's claim is based on three main claims: (i) The Company's response to an article published in a certain website constitutes libel against Adv. Afik; (ii) Damages caused by obtaining liens on Adv. Afik's assets; and (iii) That a publication about the liens obtained on Adv. Afik's assets also constitutes libel against Adv. Afik.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In March 2012 the Company submitted its Statement of Defense.

In January 2013, Adv. Afik submitted his affidavit along with an expert opinion on his behalf.  The company is required to submit a counter opinion on its behalf until March 14, 2013.

The evidentiary hearings for this proceeding were scheduled for April 2013.

In January 2013, the Arbitrator informed the parties that his decision regarding the arbitration with Vitec will be given along with the decision regarding the personal claim against Adv. Doron Afik and the Afik Counter-Claim.

The Company believes that it has strong legal and factual arguments to defend itself from the claims in the Afik Counter Claim.

NOTE 10:-	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012.

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

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to the following tax rates:

	Year ended December 31,
	2012	2011	2010

Luxemburg	29%	29%	29%
Switzerland	24%	24%	25%
United States	35%	34%	35%

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

b.	Tax assessments:

The Company has final tax assessments through the tax year 2008.

c.	Deferred tax assets and liabilities:

Deferred tax assets and liabilities deriving from the acquisition of a building complex in Geneva in 2011 (see details in Note 1(b)2).  The deferred taxes are computed at the average tax rate of 24%, based on the corporate income tax in Switzerland, which is the tax rate that will be in effect when the differences are expected to reverse.

	December 31,
	2012	2011
Deferred tax assets:
Lease provision	$1,749	$1,722
Swap instrument	682	854
Mortgage loan	245	243

Deferred tax assets	2,676	2,819

Deferred tax liabilities:
Land	$(5,770)	$(5,620)
Building	(11,834)	(11,640)
Other assets, net	(334)	(264)

Deferred tax liabilities	(17,938)	(17,524)

Deferred tax liabilities, net	$(15,262)	$(14,705)

d.	Net operating losses carry-forward:

Through December 31, 2012, Optibase Ltd. had net operating losses carry-forward for tax purposes in Israel of approximately $ 67.5 millions which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2012, Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 28.5 millions that can be carried forward and offset against taxable income for 20 years, no later than 2013 to 2033. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S deferred tax assets.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2012	2011	2010

Income (loss) before taxes as reported	$5,698	$2,331	$(902)

Theoretical tax benefit computed at the statutory rate (25%, 24% and 25% for the years 2010, 2011 and 2012, respectively)	$1,424	$560	$(226)
Differences in tax rates on income deriving from foreign subsidiaries	(54)	42	(89)
Gain derived from bargain purchase	-	(1,059)	-
Tax adjustments in respect of currency translation	(305)	154	643
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	324	626	(339)
Settlement of prior years tax assessments	-	41	-
Other non-deductible expenses	254	117	54

Income tax expense	$1,643	$481	$43

f.	Income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2012	2011	2010

Domestic	$(810)	$(3,138)	$(1,343)
Foreign	6,508	5,469	441

	$5,698	$2,331	$(902)

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

g.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2012	2011	2010

Current	$1,537	$863	$7
Deferred	106	(382)	36

	$1,643	$481	$43

Domestic	$-	$-	$-
Foreign	1,643	481	43

	$1,643	$481	$43

h.
As of December 31, 2011 and 2012 the Company has no liability for unrecognized income tax benefits, and there was no change in its liability for unrecognized income tax benefits during all years presented.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.
On August 16, 2012, and following the approval of the Company’s board of directors, the company shareholders approved a one-for-five reverse share split of the company’s ordinary shares, (" Reverse Share Split"). The Reverse Share Split was effective on September 27, 2012 and reduced the Company’s ordinary shares to a 6,000,000 and 3,882,945 shares authorized and issued respectively. The exercise price and the number of shares issuable pursuant to our outstanding options have been adjusted pursuant to the terms of such instruments in connection with the Reverse Share Split. No fractional ordinary shares were issued in connection with the Reverse Share Split, and all such fractional shares were rounded to the nearest whole number of ordinary shares.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

All share and purchase amounts were adjusted to reflect the one-for-five reverse share split.

3.
On May 5, 2011, following the receipt of the approval of the Company's shareholders on March 30, 2011, the Company completed a private placement of 2,500,000 ordinary shares of the Company to the Company's President and the controlling shareholder of the Company, in consideration for $ 5,000.

b.	Stock options:

In 1999, the Company adopted an Israeli Option Plan ("1999 Israeli option plan"), and a U.S. Option Plan ("1999 U.S. option plan") (collectively "the 1999 plans"). Under the terms of the above option plans, options may be granted to employees, officers, directors and consultants. Also, the options generally become exercisable monthly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than seven years from the date of the grant.

In May 2003 the Company amended its 1999 Plan to provide for the grant of options to Israeli optionees under Section 102 of the Israeli Tax Ordinance.

The exercise price of the options granted under the abovementioned plans may not be less than the nominal value of the shares into which such options are exercised. Any options which are forfeited or cancelled before expiration, become available for future grants.

The total number of options available for future grants as of December 31, 2012 was 467,722.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock option activity, and related information, is as follows:

	Year ended December 31, 2012
			Weighted
			average
	Amount	Weighted average exercise price	Remaining contractual term (years)

Outstanding at the beginning of the year	129,100	$9.75
Granted	-
Forfeited	2,100	$27

Outstanding at the end of the year	127,000	$9.76	4.59

Exercisable options at the end of the year	66,589	$10	3.87

Options vested and expected to vest at end of year	125,767	$9.83	3.77

The weighted average fair value of options granted during the years ended December 31, 2010, 2011 was $ 0.82, $ 0.66, respectively.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock value as of December 31, 2012 and  the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount changes based on the fair market value of the Company's stock. As of December 31, 2011 and 2012, the total intrinsic value of outstanding options was $ 0.

As of December 31, 2012, there was $ 184 of total unrecognized compensation cost related to options compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a period of up to four years.

c.	Non-vested shares:

In May 2006, the Board of Directors approved the adoption of the 2006 Israeli Incentive Compensation Plan (the "2006 Plan"). The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks.

The Company currently uses the 2006 Plan for the grant of restricted shares only. The restricted shares are granted at no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. As of December 31, 2012 the pool consists of 60,000 Shares, where an aggregate of 11,690 ordinary shares has been reserved for issuance under the 2006 Plan.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the status of the entity's non-vested shares as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

Non-vested shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2012	6,000	$7.15

Granted	4,000	$5.39
Exercised	(4,000)	$7.28
Forfeited and cancelled	-

Non-vested at December 31, 2012	6,000	$6.05

As of December 31, 2012, there was $ 15 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a period of up to two years.

d.	The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2010, 2011 and 2012, was comprised as follows:

	Year ended December 31,
	2012	2011	2010

General and administrative from continued operations	$117	$120	$112
Expenses recorded as discontinued operations	-	-	55

Total equity-based compensation expense	$117	$120	$167

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SELECTED STATEMENT OF OPERATIONS DATA

Financial income (expenses):

	Year ended December 31,
	2012	2011	2010
Financial income:
Interest	$44	$35	$612
Foreign currency translation adjustments	130	-	-
Remeasurement of derivatives	811	-	-

	985	35	612
Financial expenses:
Interest	(2,228)	(3,081)	(207)
Foreign currency translation adjustments	-	(334)	(101)
Remeasurement of derivatives	-	(4,101)	-

	(2,228)	(7,516)	(308)

	$(1,243)	$(7,481)	$304

NOTE 13:-	TRANSACTION AND BALANCES WITH RELATED PARTY

On October 12, 2012, the Company entered into a limited partnership where the general partner and certain limited partners are affiliated with Mr. Shlomo (Tom) Wyler, the Company's president and member of board of directors, who then considered the controlling shareholder of the Company, for further information regarding this investment see Note 1(b)3.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 13, 2013	OPTIBASE LTD.

	By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum of Association of Optibase Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 6-K dated February 15, 2002).
1.2	Amended and Restated Articles of Association of Optibase Ltd. (incorporated by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).
4.1
Framework Agreement between Eldista GmbH and CREDIT SUISSE AG dated October 6, 2011. (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.2
Security Agreement between Eldista GmbH and CREDIT SUISSE AG dated October 6, 2011. (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.3
Framework Agreement between OPCTN S.A. and CREDIT SUISSE AG dated October 6, 2011. (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.4
Deed of Pledge Agreement between OPCTN S.A. and CREDIT SUISSE AG dated October 6, 2011. (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.5
Form of Letter of Indemnification between Optibase Ltd. and its directors and officers. (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.6
Form of Letter of Indemnification between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.7	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.8	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.9	102 Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.10	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4. 11	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c).9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.12	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on From S-8 (File no. 333-137644)).
8.1*	List of the subsidiaries of the Company.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.

* Filed herewith