Form 20-F
period 2013-12-31
OPTIBASE LTD
filed 2014-04-30
CIK 1077618

As filed with the Securities and Exchange Commission on April 30, 2014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,183,525 Ordinary Shares, par value NIS 0.65 per share, including 53,895 Ordinary Shares held by the Registrant and 10,800 Ordinary Shares held by a trustee for the benefit of the Registrant’s employees and directors under the Registrant’s incentive plan which have not vested on April 23, 2014 or within 60 days thereafter, both awarding their holders no voting or equity rights.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Introduction

Since our incorporation and until 2009, we engaged, directly and indirectly, in digital video and streaming based products and services, or the Video Solutions Business. During 2009, we resolved to expand and diversify our field of operations and entered into the fixed-income real estate sector. On March 16, 2010, we entered into an asset purchase agreement for the sale of all of the assets and liabilities related to our Video Solutions Business, or the Vitec Transaction. Currently, we, directly and indirectly, engage solely in the real estate sector and hold interest in several real estate properties in Switzerland and in the U.S. For further details, see Item 4.A "History and Development of The Company" and Item 4.B. "Business Overview".

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013, and consolidated balance sheet data as of December 31, 2012 and 2013 from the audited consolidated financial statements appearing elsewhere in this annual report. These financial statements have been prepared in accordance with U.S generally accepted accounting principles, or U.S. GAAP. We derived the consolidated statement of operations data for the years ended December 31, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 from audited consolidated financial statements that are not included in this annual report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" below and the financial statements, including the notes thereto, included elsewhere in this annual report.

The results of operations for the Video Solution Business for the years ended December 31, 2009 and 2010, were reported separately and retroactively as discontinued operations.

Consolidated Statement of Operations Data:	Year Ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands, except per share data)

Fixed income from real estate	$272	$1,650	$12,479	$13,676	$13,711
Costs and expenses:
Cost of real estate operation	11	59	1,869	1,966	2,199
Real estate depreciation and amortization	115	695	2,153	2,569	3,369
General and Administrative	1,175	1,502	3,057	2,068	1,870
Total costs and expenses	1,301	2,256	7,079	6,603	7,438
Operating income (loss)	(1,029)	(606)	5,400	7,073	6,273

Gain on bargain purchase	-	-	4,412	-	-
Equity share in earnings (losses) of associates, net	-	-	-	(32)	(172)
Other loss	-	(600)	-	(100)	384
Financial income (loss), net	617	304	(7,481)	(1,243)	(1,343)
Net income (loss) before taxes on income	(412)	(902)	2,331	5,698	5,142
Taxes on income	-	(43)	(481)	(1,643)	(1,518)

Net income (loss) from continuing operations	(412)	(945)	1,850	4,055	3,624

Net income (loss) from discontinued operations	472	5,399	(51)	-	-
Net income	$60	$4,454	$1,799	$4,055	$3,624

Net income attributable to non-controlling interest	-	-	2,038	2,478	2,159
Net income (loss) attributable to Optibase LTD	$60	$4,454	$(239)	$1,577	$1,465

Net earnings (loss) per share :
Basic and Diluted net earnings (loss) per share from continuing operations	$(0.12)	$(0.3)	$(0.07)	$0.41	$0.38
Basic and diluted net earnings (loss) per share from discontinued operations	$0.145	$1.65	$0.00	$0.00	$0.00

Basic and diluted net earnings (loss) per share	$0.02	$1.35	$(0.07)	$0.41	$0.38

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands):
Basic	3,307	3,311	3,642	3,818	3,822
Diluted	3,308	3,311	3,642	3,820	3,826

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)

Cash and cash equivalents	$28,651	$30,260	$22,945	$19,142	$18,811
Working capital	29,621	26,415	16,361	11,985	10,112
Real estate property net	22,080	32,353	192,173	194,826	209,761
Total assets	63,350	64,726	219,885	224,882	238,748
Long term loans, including current maturities	18,262	19,589	126,135	126,895	127,741
Capital Stock	126,299	126,378	131,478	131,568	138,813
Total shareholders’ equity	$35,238	$40,392	$61,261	$66,552	$78,924

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

Prior to 2012, mainly during our engagement in the Video Solutions Business and except for several non-continuous quarters during 2010 and 2011, we have been operating at a loss. Since 2012, except for the second quarter, and during 2013, we have been profitable. As of December 31, 2013, we have accumulated losses of $82.9 million. However, given current market conditions, the demand for our real estate properties and other expenses, we may operate at a loss and may not be able to sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. We cannot assure you that we will be able to increase our revenues and sustain profitability. For further details regarding our cash flow, see Item 5.B. "Liquidity and Capital Resources".

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

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual results. Factors that may contribute to the fluctuations in our quarterly results of operations include:

•	The purchase or failure to purchase real-estate assets;

•	Changes in rent prices for our properties;

•	Changes in presence of tenants and tenants' insolvency;

•	Changes in the availability, cost and terms of financing;

•	The ongoing need for capital improvements;

•	Changes in foreign exchange rates;

•	Changes in interest rates; and

•	General economic conditions, particularly in those countries or regions in which we operate.

Historically, our results of operations derived mainly from our Video Solutions Business which was sold pursuant to the Vitec Transaction. More recently and to date, our results of operations are derived mainly from our real estate business. Accordingly, investors should not rely on the results of any past periods prior to 2010 as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, the market price of our ordinary shares may drop.

A large percentage of our ordinary shares are held by one shareholder who could significantly influence the outcome of actions.

The Capri Family Foundation, or Capri, a foundation organized under the laws of the Republic of Panama, beneficially own, directly and indirectly through its subsidiaries, approximately 72.82% of our outstanding ordinary shares. For further information, see Item 4.A. "History and Development of The Company" and Item 7.A. "Major Shareholders" below. As a result of such holdings in our ordinary shares, Capri would be able to significantly influence the outcome of corporate actions requiring an ordinary majority approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We manage our available cash through investments in interest bearing bank deposits and money market funds with leading banks. We are exposed to the credit risk of such banks.

 During 2013, our available cash was invested in interest bearing bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

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

The trading price of our ordinary shares has been volatile, and may continue to fluctuate due to factors beyond our control.

The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

•	Availability of funding resources for the acquisition of new real estate assets;

•	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

•	Seizure of a substantial business opportunity by our competitors or us;

•	Changes in interest rates;

•	Changes in foreign exchange rates;

•	The entering into new businesses;

•	Quarterly variations in our results of operations or in our competitors’ results of operations; and

•	Changes in earnings estimates or recommendations by securities analysts.

This volatility may continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2012 through April 23, 2014, the closing price of our ordinary shares fluctuated reaching a high of $6.9 and decreasing to a low of $4.51. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Holders of our ordinary shares who are United States residents face income tax risks.

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we became a PFIC during the taxable year ended December 31, 2013, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read "Item 10.E. Taxation" under the heading "United States Federal Income Tax Consequences" below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

As we have done in the past, we may in the future continue to pursue acquisitions of businesses, or the establishment of joint ventures, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, could cause diversion of management’s time as well as our resources. Future acquisitions could result in:

•	Additional operating expenses without additional revenues;

•	Potential dilutive issuances of equity securities;

•	The incurrence of debt and contingent liabilities;

•	Amortization of bargain purchase gain and other intangibles;

•	Impairment charges; and

•	Other acquisition-related expenses.

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

The extenuations given to us as a foreign private issuer impact our publicly available information.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We have documented and tested our internal control systems and procedures in order to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2013, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

As of December 31, 2013, our commercial property in Geneva, Switzerland, accounted for approximately 82% of our portfolio annualized rent. Our revenue would be materially adversely affected if this property was materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if tenants at this property fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy. For further information regarding our property in Geneva, Switzerland, see Item 4.B. "Business Overview - Properties".

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

The fixed income real-estate sector relies on the presence of tenants in the real-estate assets. The failure of a tenant to renew its lease, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant can have a material adverse effect on the economic performance of the real-estate asset. There can be no assurance that if a tenant were to fail to renew its lease, we would be able to replace such tenant in a timely manner or that we could do so without incurring material additional costs. In addition, we are dependent on our ability to enter into new leases on favorable terms with third parties, in order to receive a profitable price for each real-estate property. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing properties. The existence of competitive alternatives could have a material adverse effect on our ability to lease space and on the level of rents we can obtain. The global economic condition, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle, may impact our ability to find tenants for our properties. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for our real estate projects and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement tenant.

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

We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent approximately $37 million in cash as a component of the consideration paid to acquire Viewgraphics Inc. and certain other assets, see also "Item 4.A. History and Development of the Company" below. Since then, we have only raised a total of $10 million from Mr. Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc, in two private placements, which took place in June 2008 and in May 2011. For further details on such placements see Item 7.B "Related Party Agreements".

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

Two out of our investments, including our most significant property (the CTN complex in Geneva), are located in Switzerland. The Swiss economy led to a slight increase in demand in the office property market. However, while jobs were still being created at the beginning of 2011, the Swiss economy slowed down and consumer sentiment dimmed somewhat in the second half of 2011. Towards the end of 2011, the demand for office space slowed down due to announced and expected job losses. During 2012, as Swiss interest rates remained low, the Swiss real estate prices remained stable but at the same time there was no increase in the demand for new rental spaces and the rental market appears to be slowing down further. For further information, see Item 4.B. "Business Overview". Any significant adverse change in the real estate market in Switzerland, such as decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

An adverse change in the U.S. real estate market will adversely affect our results of operations.

We own, through our wholly-owned subsidiary, several real estate properties located in Philadelphia, Texas and Miami, in the U.S. During 2012 and as continued in 2013, the pressure on properties' pricing have eased somewhat and the U.S. real estate market was showing signs of stabilization and an increase towards the end of the year. However, the recent economic downturn resulted in many companies shifting to a more cautionary mode with respect to leasing of real estate properties. Potential tenants may be looking to consolidate, reduce overhead and preserve operating capital. The downturn also impacted the financial condition of some our tenants and their ability to fulfill their lease commitments which, in turn, impacted our ability to maintain or increase the occupancy level and/or rental rates of our properties. For further information, see Item 4.B. "Business Overview". Any significant adverse change in the real estate market in the United States, such as decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

With respect to our residential properties in Miami, Florida, the success of our investment will depend on market conditions.

We own, through our wholly-owned subsidiary, 36 luxury condominium and penthouse units in the Marquis Residences, the Flamingo-South Beach One Condominium and the Continuum on South Beach Condominium, all located in Miami, Florida. To date, the units have been fully constructed and are in rentable condition. Currently 27 of the units are occupied by tenants and the remaining units are being marketed to potential tenants. For further information, see Item 4.B. "Business Overview - Real Estate Business".

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

We depend on partners in our partnerships and collaborative arrangements.

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

Risks Relating to the Sale of our Video Solutions Business

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement for the sale of all of the assets and liabilities related to our Video Solutions Business. For further details see Item 10.C "Material Contracts". The following is a risk related to the sale of our Video Solutions Business:

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

In addition to such audits, we may in the future be subject to further reviews in connection with government programs that we participated in or received during our activities in the Video Solutions Business. Any review of such kind could result in substantial cost which would have a negative impact on our financial condition.

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

The inflation rate in Israel was approximately 2.2% in 2011, approximately 1.6% in 2012 and approximately 1.8% in 2013. The changes of the NIS against the dollar was a devaluation of approximately 7.2% in 2011, an appreciation of approximately 1.4% in 2012 and an appreciation of approximately 8% in 2013 and the changes of the NIS against the CHF was a devaluation of approximately 7.5% in 2011, 0.4% in 2012 and an appreciation of 4.4% in 2013. The appreciation of the CHF against the dollar was approximately 0.1% in 2011, 2.7% in 2012 and 2.7% in 2013.

Potential political, economic and military instability in Israel and its region may adversely affect our results of operations.

We are incorporated under the laws of the State of Israel, our principle offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. It is also widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business conditions, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

We have been informed by our Israeli legal counsel, that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that all of the following terms are met:

•	The judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	The judgment can no longer be appealed;

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

        Optibase was founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Optibase Ltd. Our principal executive offices are located at 10 Hasadnaot Street, Herzliya 4672837, Israel, and our telephone number at that location is +972-73-7073700. Our website is located at www.optibase-holdings.com. We use a local agent in California for administrative purposes and domestic filings, which is Formation Solutions Inc. 400 Continental Boulevard, 6th Floor El Segundo, CA 90245.

Since our foundation we were engaged in the Video Solution Business. We sold that business to Vitec in March 2010 and we are currently engaged in the real estate sector. For further details, see below.

The following is a short description of our history since our foundation:

Commencing in February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Shlomo (Tom) Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. In addition, during 2008 and 2011, we issued an aggregate number of 1,063,381 ordinary shares in a private placement to Mr. Wyler, who was considered, until September 12, 2012, our controlling shareholder, and as of the date of this annual report, serves as the Chief Executive Officer of our subsidiary Optibase Inc. Since 2012, Capri, our current controlling shareholder, and Gesafi Real Estate S.A., a Panama Corporation, or Gesafi, acquired 1,797,290 of our ordinary shares from Mr. Wyler. In addition, during November 2013, Gesafi transferred all of our ordinary shares held by it to Capri and on December 31, 2013, we issued a net sum of 1,300,580 of our ordinary shares to Capri, in consideration for twelve luxury condominium units purchased by us. For additional information see Item 7.A. "Major Shareholders".

During the years 2000 to 2009 we were engaged in the Video Solution Business. As part of such activity, we acquired and sold certain assets and liabilities from several companies in the field of the Video Solution Business.

We listed our ordinary shares for trade on the Tel Aviv Stock Exchange Ltd., or the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of our ordinary shares from trade on the TASE was effective on September 28, 2008. The last day for trading of our ordinary shares on the TASE was September 24, 2008.

On May 11, 2009, our board of directors resolved to expand and diverse our operations and enter into the fixed-income real estate sector. Our board of directors believed that due to the global financial crisis, the fixed-income real estate sector has become attractive and presents new business opportunities, and determined that there are opportunities, especially in Central and Western Europe and North America that are potentially beneficial for us and our shareholders that should be pursued. At a special shareholders meeting held on June 25, 2009, our shareholders approved the diversification of our operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation to do so. As of the date hereof, we have entered into certain agreements for the purchase of real estate assets. For further information, see Item 4.B "Business Overview".

In 2010, we sold our Video Solution Business for an aggregate consideration of $8 million. For further details regarding such sale and the arbitration proceedings entered into between us, the purchasers and their attorney, see Item 8. "Financial Information - Legal Proceedings".

Following the above-mentioned decision to diversify our operations and to date, we are engaged in investments in the real estate sector.

For additional information see Item 4.B "Business Overview" and Item 10.C "Material Contracts".

In addition, we held, on a fully diluted basis, approximately 2.04% of the issued and outstanding share capital of Mobixell Networks Inc., or Mobixell, a private company which designs, develops and markets solutions for mobile rich media adaptation, optimization and delivery. As of December 31, 2012, such investment was written off completely in our financial reports for 2012. In January 2014 we sold all of our holdings in Mobixell to Flash Networks Ltd., or FN, without consideration, since Mobixell entered into a share acquisition agreement with FN.

Reverse Share Split

On August 16, 2012, and following the approval by our board of directors, our shareholders approved a one-for-five reverse share split of our ordinary shares, or the Reverse Share Split. The Reverse Share Split was effective on September 27, 2012 and reduced our authorized ordinary shares to 6,000,000 shares. The exercise price and the number of shares issuable pursuant to our outstanding options have been adjusted pursuant to the terms of such instruments in connection with the Reverse Share Split. No fractional ordinary shares were issued in connection with the Reverse Share Split, and all such fractional shares were rounded to the nearest whole number of ordinary shares.

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

Our strategy in our real estate activities is to become a substantial owner of properties. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	purchase of real estate mainly in Central and Western Europe, North America and Israel;

•	developing and improving existing real estate;

•	maximize the leasing of existing properties to commercial users;

•	increase and develop unused building rights in our existing properties; and

•	acquire additional commercial, residential and other real estate assets in light of market conditions, while diversifying our real estate property base.

As of the date of this annual report, our portfolio includes the holdings of interests in four operating commercial properties as well as condominium units in four residential projects.

Properties

The following table provides details regarding real-estate assets properties wholly owned or controlled by us or by our subsidiaries, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)	NOI ($000) (5)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	34,271	11,328	96	344	9,785
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	1,827	95	153	1,612
Miami, Florida*	Miami, Florida	2010-2013	100%	Ownership	Residential - Condominium Units	5,741	1,148	75	267	115
Portfolio Total/ Weighted Average	-	-	-	-	-	52,512	14,303	94	291	11,512

* We hold several residential and condominium units located in Miami, Florida, all of which are 100% indirectly owned by our subsidiary Optibase Inc., as follows: (1) 21 units in the Marquis Residences (including a total of 3,231 net rentable square meters excluding redevelopment space), acquired on December 30, 2010; (2) three penthouse units in the Marquis Residences and Ocean One condominium in Sunny Isles Beach (including a total of 757 net rentable square meters excluding redevelopment space), acquired on April 9, 2013 and on August 22, 2013; (3) 11 units in the Flamingo-South Beach One Condominium (including a total of 1,483 net rentable square meters excluding redevelopment space), acquired on December 31, 2013; and (4) one unit in the Continuum on South Beach Condominium (including a total of 270 net rentable square meters excluding redevelopment space), acquired on December 31, 2013.

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2013 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2013, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

(5) Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, plus real estate depreciation and amortization and general and administrative expenses. We use NOI internally as a performance measure and believe that NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

A reconciliation of operating income to NOI is as follows:

Thousands US$
Net operating income NOI (Non-GAAP):
CTN	9,785
Rumlang	1,612
Miami	115
Total (“NOI”) (Non-GAAP)	11,512
less:
Real estate depreciation and amortization	3,369
General and administrative	1,870
Operating income	6,273

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to depreciation and amortization expenses and general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.

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

The following table provides details regarding our non-controlled real-estate assets or projects in which we indirectly own a minority stake, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Feet Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Feet ($)(4)
2 Penn Center Plaza	Philadelphia, Pennsylvania	October 12,2012	19.66%	Beneficial interest in the owner of the property	Commercial	505,595	10,260	81	25
Texas Shopping Centers Portfolio	Houston, Dallas, San Antonio, Texas	December 31,2012	4%	Beneficial interest in the portfolio	Commercial	2,402,465	26,899	92	12
Portfolio Total/ Weighted Average	-	-	-	-	-	2,908,060	37,159	90	14

(1) Net rentable square feet at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2013 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2013, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

Set forth below is additional information with respect to our projects:

Geneva, Switzerland

On March 3, 2011, we acquired, through our newly owned subsidiary, an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles, or CTN complex. The acquisition was undertaken by OPCTN S.A., or OPCTN, a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd and The Phoenix Comprehensive Pension, or, collectively, Phoenix. OPCTN executed the transaction by acquiring all of the shares of the property owner, Eldista. The seller, Apollo CTN. S.a.r.l, is an entity majority owned by area property partners.

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meters of leasable space (approximately 377,000 square feet), is currently leased to 41 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 96% occupied.

The following table sets forth certain information regarding leases of tenants in the CTN Complex, as of December 31, 2013:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of Annual rent at expiration (%)
2014	7	611	1.8	253	2.2
2015	6	6,278	18.3	1,951	17.2
2016	8	7,998	23.3	2,772	24.5
2017	8	5,638	16.5	1,756	15.5
2018	9	3,479	10.2	1,299	11.5
Thereafter	4	8,969	26.1	3,297	29.1
Sub-total	42	32,973	96.2	11,328	100
Vacant	-	1,298	3.8	N.A	N.A
Total	42	34,271	100	11,328	100

*	The leases with the tenants described in the above table include notice periods ranging from one to twelve months and some leases with no break options at all.

On the date of the agreement, we paid to the seller, Apollo CTN S.a.r.l, CHF 37.4 million and additional CHF 300,000 as post-closing price adjustment for the Eldista shares (approximately $40.2 million and $319,000, respectively, as of the purchase date).

In connection with the transaction, Optibase and Phoenix entered into an agreement regarding their shareholdings in OPCTN. The agreement provides that Optibase will make day-to-day decisions and provide Phoenix with customary protective rights.

Following the transaction, Eldista entered into a Consultancy Agreement with Swiss Pro Capital Limited, or Swiss Pro, a Cypriot company formerly known as Chessell Holdings which had introduced Optibase and Phoenix to the Property. Under the Consultancy Agreement, Swiss Pro will provide consultancy services to Eldista regarding the administration and supervision of the Property and its management. Swiss Pro will receive a monthly fee for its services and will also be entitled to a bonus based on future performance above a certain return on the investment. The term of the Consultancy Agreement is for two years, and ended on May 19, 2013. At the conclusion of the term, Swiss Pro ceased performing the consultancy services and Eldista ceased paying Swiss Pro an ongoing monthly fee. In addition, on July 14, 2013, Eldista exercised its right to prepay the full amount of the bonus that would be due to Swiss Pro according to the mechanism set forth in the Consultancy Agreement.

In September 2010, Eldista was granted a mortgage loan from a financial institution in Switzerland, in the amount of CHF 85.3 million for the purpose of purchasing its real estate property located in Geneva, Switzerland. The loan bears an adjustable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins (1.8%). Principal and interest of the loan are payable quarterly. The mortgage loan may be repaid at any time with a three months prior written notice by Eldista. Eldista has the option to convert the mortgage into another mortgage product offered by the bank until April 30, 2015. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. Eldista pledged to the bank the property and all of its accounts and assets which are deposited with the bank against the loan received.

On October 28 2011, we entered into a refinancing arrangement with Credit Suisse for the CTN complex. The refinancing involved a new mezzanine loan that Credit Suisse provided to OPCTN and a refinancing of the existing mortgage loan of OPCTN's subsidiary, Eldista. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The combined interest rate of the new loans is 0.83% compared with 1.8% that Credit Suisse charged on the previous mortgage loan. The loans are repaid at a rate of CHF two million per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares. For further information see Item 10.C "Material Contracts".

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

The five-story building includes 12,500 square meters (approximately 135,000 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 16 tenants, and is currently 95% occupied.

The following table sets forth certain information regarding leases of tenants in the Rümlang property, as of December 31, 2013:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of Annual rent at expiration (%)
2014	5	5,770	46.2	973	53.2
2015	3	4,211	33.7	577	31.6
2016	1	192	1.5	25	1.4
2017	2	370	3	52	2.9
2018	3	1,379	11	200	10.9
Thereafter	-	-	-	-	-
Sub-total	14	11,922	95.4	1,827	100
Vacant	-	578	4.6	N.A	N.A
Total	14	12,500	100	1,827	100

*
The leases with the tenants described in the above table include notice periods ranging from April 2014 and through May 2018, with notice periods ranging from three to six months and one lease with no break options at all.

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

Optibase 2 Penn, LLC is a limited partner in a larger joint venture that acquired 88% of the beneficial interests in the owner of the Two Penn Center Plaza. Two Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park. The building is currently leased to 157 tenants, primarily for general office and retail related usage. As of December 31, 2013, the Two Penn Center Plaza was 81% occupied and the annual rental income for the year 2013 totaled to approximately $10.3 million.

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

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The leasable area is currently leased to 460 tenants, and is currently 92% occupied. As of December 31, 2013, Texas shopping centers portfolio annual rental income totaled to approximately $26.9 million.

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

Penthouses Units in Miami

On April 9, 2013 and on August 22, 2013, our wholly-owned subsidiary, Optibase Real Estate Miami LLC, had acquired two luxury condominium penthouses located in the Marquis Residence in Miami and one condominium penthouse located in the Ocean One condominium in Sunny Isles Beach, Florida. In consideration for the three penthouses, we paid a net purchase price of approximately $4.8 million.

The Ocean One condominium in Sunny Isles Beach is a twin tower project with 241 luxury residential units ranging from 1,990 to 2,610 square feet, with penthouses containing more square footage, and the amenities include, 700 feet of ocean frontage, a private beach club, a health and fitness center, a pool and spa and two tennis courts.

To date, all three penthouses are undergoing renovations and remodeling. We intend to hold the units for investment purposes and will consider renting or selling the units in accordance with our business considerations and market conditions.

Condominium Units in Miami Beach, Florida

On December 31, 2013, our two wholly-owned subsidiaries, Optibase FMC LLC and Optibase Real Estate Miami LLC, had acquired twelve luxury condominium units located in the Flamingo-South Beach One Condominium and in the Continuum on South Beach Condominium, both located in Miami Beach, Florida, in consideration for the issuance of our 1.37 million newly issued ordinary shares (of which approximately 67,000 ordinary shares were off set against the lease of one unit), representing, as of the date of the approval of the transaction by our board of directors, a value of approximately $8.8 million. The condominium units were sold by private companies indirectly controlled by Capri, our controlling shareholder. At closing, and following the approval of the transaction by our shareholders, we issued to Capri a net sum of 1,300,580 of our ordinary shares. The net fair value of the condominium units as recorded in our financial statement as of the closing date was approximately $7.2 million, representing the fair value of the ordinary shares issued as of the closing date.

The units at the Flamingo-South Beach One Condominium, or Flamingo Condominium, are located on various floors of the South Building of the Flamingo Condominium, and ranging in size from 924 to 2,347 square feet. The Flamingo Condominium is a 15-story tower with 513 luxury residential units ranging in size from approximately 450 to approximately 2,347 square feet. Residences of the Flamingo Condominium enjoy the right to use certain recreational facilities, including a health club, basketball and volleyball courts and swimming pool areas. To date, 8 of the 11 Flamingo Condominium units are rented out.

The unit at the Continuum on South Beach Condominium, or Continuum, is located on the 33rd floor of the North Tower of the Continuum on South Beach Condominium located at 50 S. Pointe Drive, Miami Beach, Florida. The Continuum on South Beach Condominium is a 37-story ocean-front tower with 203 luxury residential units ranging in size from 1,554 to 3,497 square feet. Residences of the Continuum on South Beach Condominium enjoy the right to use the common areas of the residence, including swimming pool, tennis courts, spa and a sporting club. At the closing of the acquisition of the Continuum Unit, the seller of the unit leased the Continuum Unit from us for a term of 36 months.

We intend to hold the units for investment purposes and will consider to continue renting or selling the units in accordance with our business considerations and market conditions.

For further information, see Item 7.B. "Related Party Transactions" and Item 10.C. "Material Contracts".

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in Switzerland are Lem SA, Novimune SA and Addex Therapeutics, located in the CTN complex, and Polymed Medical Center, located in Rumlang. As of December 31, 2013, these tenants occupied approximately 21,000 square meters and accounted for approximately $6.5 million of rent income, or approximately 44% of our gross leasable area in Switzerland and approximately 49%, of our annual rent in Switzerland. No other tenant accounted for over 5% of our annual rent.

Competition

The real estate market is highly competitive and is characterized by a large number of competitors. The main factor affecting competition in this market is geographic location of property. There are properties in close proximity to some of our properties that are similar in purpose and use, which has the effect of increasing competition for the leasing of those properties as well as reducing the rental rates for those properties. Other factors affecting competition are the leasing price, the physical condition of the properties, the finishing of the properties and the level of the management services provided to tenants. Furthermore, the overall economic and financial trends as reflected, among other things, in interest rates, may further increase competition, leading to a reduction of rental fees and a decline in demand for properties. However, as most of our real estate is leased under long term agreements, we believe that we have limited exposure to any effect of slowdown in the real estate market.

Remaining items of the Video Solution Business

In connection with the Vitec transaction, Vitec and us have been unable to come to an agreement as to several disputes which arose between the parties and which relate, inter alia, to the adjustment amount to be added to the consideration, the collection of sums payable from past clients services and maintenance contracts and other obligations made towards us by Vitec. Since 2010 and until recently, we were a party to arbitration proceedings with Vitec, in which Vitec has submitted a statement of claim against us demanding of us to pay Vitec approximately $23 million, and we submitted our statement of claim against Vitec demanding that Vitec pay us an aggregate sum of approximately $1.5 million. In addition, in connection with the Vitec transaction, we filed a personal claim against Adv. Doron Afik, who acted as a trustee in a consortium escrow agreement with Vitec. Such arbitration proceedings came to an end in March 2014. For further information, see Item 8. "Financial Information - Legal Proceedings".

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

4.C. ORGANIZATIONAL STRUCTURE

As of December 31, 2013, we have been managing our activity through our two wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California, the United States in 1991, Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009, and through our 51% held subsidiary OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011. Our subsidiaries hold the following companies: Optibase Inc. wholly owns Optibase Real Estate Miami LLC, Optibase 2Penn LLC, OPTX Equity LLC, OPTX Lender LLC and Optibase FMC LLC, all limited liability companies which were incorporated in Delaware, United States. Optibase SARL wholly owns Optibase RE1 SARL, which was incorporated in Luxemburg and OPCTN S.A. wholly owns Eldista GmbH, which was incorporated in Switzerland.

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

In addition, we held approximately 2.04% of Mobixell’s issued and outstanding share capital. As of December 31, 2012, such investment was written off completely in our financial reports for 2012 and was entirely sold in January 2014. For additional information, see Item 4.A. "History and Development of the Company" above.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Since December 2011, our headquarters are located in offices occupying approximately 1,399 square feet in Herzliya Pituach, Israel. Our lease for this space expires on December 24, 2015 with three consecutive 24-month extension options.

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

Since then, we have entered into eight real estate transactions:

•	the acquisition of a stake in an office building located at 485 Lexington Avenue in Manhattan, New York, which was terminated;
•	the acquisition of a commercial building located in Rümlang, Switzerland;
•	the acquisition of 21 apartments in a residential property located in Miami, Florida;
•	the acquisition of a 51% stake in a Swiss company holding a commercial property in Geneva, Switzerland;
•	the acquisition of approximately 20% beneficial interest in the owner of a commercial office building in Philadelphia;
•	the acquisition of an approximately 4% beneficial interest in a portfolio of shopping centers in Texas;
•	the acquisition of three penthouses in a residential property located in Miami, Florida; and
•	the acquisition of twelve luxury condominium units located in Miami Beach, Florida.

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

As of December 31, 2013, we had available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $19 million. As of April 23, 2014, we have available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $20.5 million. For information regarding the investment of our available cash, see Item 5.B. "Liquidity and Capital Resources" below.

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

Other income (loss)

Other income (expenses), net, consists of interest income on loan to associated company and impairment expenses.

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

Taxes

As of 2013, Israeli companies are generally subject to a corporate income tax rate of 25%. The income tax rate for Israeli companies was increased to 25% in 2012 and thereafter.

        Taxable income of Luxemburg, Switzerland and the United States is subject to tax at the rate of approximately 29%, 24% and 34% respectively in 2013.

We have final tax assessments through the tax year 2009.

As of December 31, 2013, we had approximately $74.2 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $29.4 million that can be carried forward and offset against taxable income for 20 years, no later than 2013 to 2033. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Discontinued operations

The results of operations of Video Solutions Business which was sold pursuant to the Vitec Transaction were reported separately and retroactively as discontinued operations in the consolidated statements of income.

Net Income Attributable to Non-Controlling Interest.

 Net income attributed to non-controlling interest following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2011, 2012 and 2013 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2011	2012	2013

Fixed income real estate	100.0%	100.0%	100%
Costs and expenses:
Cost of real estate operations	15	14.4	16
Real estate depreciation and amortization	17.3	18.8	24.6
General and administrative	24.5	15.1	13.6
Total costs and expenses	56.8	48.3	54.2
Operating income	43.2	51.7	45.8
Gain on bargain purchase	35.5	-	-
Equity share in losses of associates, net	-	(0.2)	(1.3)
Other income (expenses), net	-	(0.7)	2.8
Financial expenses, net	(60)	(9.1)	(9.8)
Income before provision for tax	18.7	41.7	37.5
Provision for tax	(3.9)	(12)	(11.1)
Net income from continuing operations	14.8	29.7	26.4
Loss from Discontinued Operations	(0.4)	-	-
Net income	14.4	29.7	26.4
Net income attributable to non-controlling interest	16.3	18.1	15.7
Net income (loss) attributable to Optibase	(1.9)	11.6	10.7

Results of Operations for the Years Ended 2013 and 2012

Fixed income from real estate rent. Our fixed income real estate revenues remained stable at $13.7 million in 2013 and in 2012.

Cost of real estate operations. Our cost of real estate operation increased in 2013 to $2.2 million compared to $2 million in 2012. Such costs increased in 2013 mainly due to an increase in building maintenance expenses.

        Real estate depreciation and amortization. Our real estate depreciation and amortization in 2013 increased to $3.4 million compared to $2.6 million in 2012. Such costs increased in 2013 mainly due to the fact that we re-assessed our depreciation policy and changed the useful life of our CTN building and buildings’ improvements to be up to 63 years instead of 100 years.

General and Administrative Expenses. General and administrative expenses decreased to $1.9 million in 2013 from $2.1 million in 2012. The decreased can be mainly attributed to a decrease in legal expenses.

Operating Income. As a result of the foregoing, we recorded operating income of $6.3 million in 2013 compared with an operating income of $7.1 in 2012. The decrease in our operating income in 2013 is mainly due to the increase in depreciation expenses.

Equity share in losses of associates, net. We recorded $172,000 equity loss associated with 2 Penn Philadelphia LP, a limited partnership of which our wholly-owned subsidiary, Optibase 2 Penn, LLC, became a limited partner.

Other income (loss). We recorded other income of $384,000 in 2013 related to interest income on loan to associated company.

 Financial Expenses, Net. We recorded financial expenses, net of $1.3 million in 2013, compared with financial expenses, net of $1.2 million in 2012. The change can be mainly attributed to interest SWAP transaction, currency SWAP transaction as well as foreign currency translation differences.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 "Income Taxes", or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, we recorded tax expenses of $1.5 and $1.6 million in 2013 and 2012, respectively, both related to our Luxemburg subsidiaries.

Net Income. As a result of the forgoing, we recorded net income of $3.6 million in 2013, compared with a net income of $4.1 million in 2012.

Net Income Attributable to Non-Controlling Interest. Net income attributed to non-controlling interest was first recorded in 2011 following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

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

Net Income Attributable to Non-Controlling Interest. Net income attributed to non-controlling interest was first recorded in 2011 following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

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

Our management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

❖	Long-lived assets including intangible assets

❖	Investment in companies

❖	Goodwill and bargain purchase gain

❖	Business combination

❖	Contingencies; and

❖	Income Taxes.

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

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2012 and 2013, no impairment losses have been identified.

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

5.B. LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through private and public sales of our equity securities and banks credit. As of December 31, 2013, we had cash and cash equivalents, long term investments, restricted cash and other financial investments net of $19 million, and as of April 23, 2014, we have available cash, and cash equivalents of approximately $20.5 million.

Net cash provided by our operating activities was $7.4 million, $6.8 million and $1.8 million in December 31 of each of the years 2013, 2012 and 2011, respectively.

Net cash provided for operating activities in 2013 was primarily the result of net income for the period, as adjusted for depreciation and amortization, increase in accrued expenses and other accounts payables, minority interests in earnings of a subsidiary, partially offset by the decrease in long term liabilities and decrease in trade receivable. Net cash provided by operating activities in 2012 was primarily the result of our net income for the period, as adjusted for, depreciation and amortization, minority interests in earnings of a subsidiary, decrease in other accounts receivable and prepaid expenses and trade receivables, net, partially offset by the decrease in long term liabilities and decrease in accrued expenses and other accounts payables. Net cash provided by operating activities in 2011 was primarily the result of our net loss for the period, as adjusted for discontinued operations, depreciation and amortization, minority interests in earnings of a subsidiary, increase in trade receivables, net, increase in other long-term liabilities, decrease in other accounts receivable and prepaid expenses partially offset by a gain from a bargain purchase, increase in deferred tax liabilities and a decrease in accrued expenses and other accounts payables.

Net cash used for investment activities in 2013 totaling $5.7 million reflects primarily the investments we have entered into during 2013 for the acquisition of three condominium units through our wholly-owned subsidiary  Optibase Inc. Net cash used in investing activities in 2012 totaling $8.2 million reflects primarily the two additional investments we have entered into during 2012, the acquisition of an approximately 20% beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, and the acquisition of approximately 4% beneficial interest in a portfolio of shopping centers in Texas. Net cash used in investing activities in 2011 totaling $23 million reflects primarily the acquisition of Eldista, the owner of the CTN complex in Geneva, Switzerland, totaling $20.7 million, investment in real estate properties totaling $1.2 million and investment in short term deposits totaling $1.1 million.

Net cash used for financial activities in 2013 totaling $2.6 million reflects loans repayment. Net cash provided from financial activities in 2012 totaling $2.6 million was primarily the result of a repayment of a long term loan totaling $2.55 million and of a repayment of loan to non-controlling interest totaling $53,000. Net cash provided from financial activities in 2011 was primarily the result of proceeds of a long term loan totaling $106.4 million received for re-financing of our investment in real estate in Geneva, Switzerland, a private placement of 500,000 of our ordinary shares to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc, in consideration for $5 million in cash, offset by repayment of a long term loan totaling $91.8 million and by repayment of loan to non-controlling interest totaling $5.6 million.

During 2013, we invested our available cash solely in interest bearing bank deposits and money market funds with various banks. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

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

In July 2013, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, or the Regulations, the receipt of guarantees, or the Guarantees, from our controlling shareholder or any affiliate thereof, or collectively, the Controlling Shareholder, to financing institutions in connection with our subsidiaries' or affiliated companies' real estate and real estate related activities, or the Real Estate Activities, all in accordance with the terms detailed below. The purpose of the receipt of the Guarantees is to increase our financial resources in order to expand our Real Estate Activities. The Guarantees will be provided by the Controlling Shareholder to financing institutions in for a credit or loan to be provided to us, our subsidiaries or affiliated companies by such financing institutions in the event we are unable to provide sufficient equity in connection with the Real Estate Activities. The Guarantees will be provided for credit or loan amounts that will not exceed US $20 million per year, effective as of July 18, 2013, and up to US $60 million for a three-year period. The Guarantees will be in effect for the entire duration of the credit agreement or loan facility. We, our subsidiaries or our affiliated companies will not bear any costs or expenses in connection with the provision of the Guarantees and will not indemnify the Controlling Shareholder in case such Guarantees are exercised.

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

In 2012, the economy showed signs of improvement, but recovery has been slow and volatile. Furthermore, severe financial and structural strains on the banking and financial systems have led to significant lack of trust and confidence in the global credit and financial system. Consumers and money managers have liquidated and may liquidate equity investments, and consumers and banks have held and may hold cash and other lower-risk investments, resulting in significant declines in the equity capitalization of companies and failures of financial institutions. The recent economic downturn resulted in many companies shifting to a more cautionary mode with respect to leasing of real estate properties. Potential tenants may be looking to consolidate, reduce overhead and preserve operating capital. The downturn also impacted the financial condition of some our tenants and their ability to fulfill their lease commitments which, in turn, impacted our ability in some of our regions to maintain or increase the occupancy level and/or rental rates of our properties.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional downgrades of sovereign credit ratings and economic slowdowns. In August 2011, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from "AAA" to "AA+". The impact of this or any further downgrades to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. These developments, and the U.S. government’s credit concerns in general, could cause interest rates and borrowing costs to rise. In addition, the lowered credit rating could create broader financial turmoil and uncertainty. In addition, during 2012 and as continued in 2013, the pressure on properties' pricing have eased somewhat and the U.S. real estate market was showing signs of stabilization and an increase towards the end of the year. Economically, that had been supported by moderate job growth, record housing affordability and fewer distressed property sales. More recently we have witnessed yet a further increase in demand for quality projects both in the residential and the commercial markets. Recent studies also show a significant increase in residential rental prices in major cities across the U.S.

In addition, the Swiss economy led to a slight increase in demand in the office property market in 2011. In particular, Switzerland remains an attractive location for international service providers and corporate headquarters. There is also still a demand for high-quality, modern spaces, which ultimately allows for a certain stability on the rent level. However, while jobs were still being created at the beginning of 2011, the Swiss economy slowed down and consumer sentiment dimmed somewhat in the second half of the year. Towards the end of the year, the demand for office space slowed down due to announced and expected job losses. During 2012, as Swiss interest rates remained low, the Swiss real estate prices remained stable but at the same time there was no increase in the demand for new rental spaces and the rental market seems to be slowing down. Although economic conditions were promising in 2013, stagnating sales, depressed income and ongoing structural challenges meant that demand for retail floor space was modest. In addition, the two most highly developed tenant markets, Zurich and Geneva, are exposed to growing oversupply of office space. Despite the above, market values on direct investments generally continued to rise, mainly due to low interest rates. As this was accompanied by moderate demand for rents and stability in rental prices, the overall yields on such investments have decreased further.

Our financial income is affected by changes in the 6-month Libor rate, see Item 3.D. "Risk Factors - Risks Relating to the Economy, Our Financial Condition and Shareholdings" above.

Since the quarter ended June 30, 2004 and except for several non-continuous quarters during 2009 and 2010 and 2011, we operated at a loss. During 2012, except for the second quarter, and during 2013, we have been profitable.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2013:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Long-Term Debt	127,742	2,669	8,007	5,338	111,728
Capital Lease Obligations	7,374	118	353	235	6,668
Lease Obligations	103	56	47	--	--
Purchase Obligations	--	--	--	--	--
Severance pay	--	--	--	--	--
Other Long-Term Obligations	--	--	--	--	--
Total Contractual Cash Obligations	135,219	2,843	8,407	5,573	118,396

Amount of Commitment Expiration Per Period (USD in thousands)
Other Commercial Commitments	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Lines of Credit	--	--	--	--	--
Standby Letters of Credit	--	--	--	--	--
Guarantees	144	--	144	--	--
Standby Repurchase Obligations	--	--	--	--	--
Other Commercial Commitments	--	--	--	--	--
Total Commercial Commitments	144	--	144	--	--

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position
Alex Hilman	61	Executive Chairman of the board of directors
Amir Philips	46	Chief Executive Officer
Shlomo (Tom) Wyler	62	Chief Executive Officer of Optibase Inc.
Yakir Ben-Naim	42	Chief Financial Officer
Orli Garti Seroussi (1)(2)(3)	53	Director
Danny Lustiger(1)(3)	46	Director
Chaim Labenski(1)(2)(3)	66	Director

(1)	Member of our audit committee
(2)	External director
(3)	Member of our compensation committee

On December 19, 2013, our shareholders approved the re-election of Alex Hilman and Danny Lustiger as directors of the Company, the re-election of Orli Garti Seroussi and Chaim Labenski, as external directors of the Company, and the compensation terms of Mr. Shlomo (Tom) Wyler as the Chief Executive Officer of Optibase Inc., our subsidiary.

Shlomo (Tom) Wyler serves as the Chief Executive Officer of our subsidiary Optibase Inc. Until December 19, 2013, Mr. Wyler has served as a president and a member our board of directors. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. His other areas of involvement include investment banking, foreign exchange, financial futures and real-estate. In the early 1990s, Mr. Wyler turned his efforts to real estate interests. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

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

Orli Garti Seroussi joined our board of directors on January 31, 2008 as an external director. Ms. Garti-Seroussi serves as an Independent Business Consultant. In the past two years, Ms. Garti-Seroussi served as the Deputy Director and CFO of the Jerusalem Cinematheque - Israel Film Archive and as an external director of Athelon Ltd. From August 2001 until June 2011, Ms. Garti-Seroussi served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University. Ms. Garti-Seroussi is a Certified Public Accountant in Israel.

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

6.B. COMPENSATION

The aggregate remuneration we paid to all directors as a group who served in the capacity of director in the year ended December 31, 2013 (five persons, including Mr. Shlomo (Tom) Wyler, who served as a member of our board of directors until December 31, 2013), was approximately $139,000. Pursuant to the requirements of the Israeli Companies Law, remuneration of our directors generally requires shareholder approval.

Following the approval by our shareholders on December 19, 2013 and in accordance with our Compensation Policy, each of our directors (including external directors and independent directors, but excluding the executive chairman of our board of directors and directors who serve in other roles at the Company) is entitled to a grant of compensation pursuant to the fixed amounts permitted to be paid to external directors (depending on our equity level), all in accordance with applicable regulations promulgated under the Companies Law (the "'External Directors' Compensation Regulations"), as may be from time to time. This remuneration is paid plus value added tax (as applicable). Directors are reimbursed for expenses incurred as part of their service as directors. None of the directors have agreements with us that provide for benefits upon termination of service.

The aggregate direct cash compensation paid to our executive officers as a group (two persons) in the year ended December 31, 2013 was approximately $343,000, including amounts paid to provide pension, retirement or similar benefits pursuant to standard Israeli plans but excluding amounts expended by us for vehicles made available to  our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2013, seven persons served in the capacity as directors or executive officers in our Company and beneficially owned as of such date, options to purchase an aggregate of 31,497 ordinary shares which have not vested on December 31, 2013 or within 60 days thereafter. The exercise price of the options is from $7.79 to $10 per option, the vesting period is spread out over a 4-year period and the expiration date of such options is generally seven years as of their date of grant. In addition, as of April 23, 2014, our directors and executive officers beneficially owned 279,087 shares (of which 100,022 shares are issuable upon exercise of options that are currently vested or will vest within 60 days as of April 23, 2014). For further information, see item 6.E. "Share Ownership".

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

On December 19, 2013, following the approval by our compensation committee and board of directors, our shareholders approved the purchase by the Company (including for the avoidance of doubt, any renewals or extensions), from time to time, of directors' and officers' liability insurance policies, including as directors or officers of our subsidiaries, in Israel or overseas, for a period of three years commencing on December 19, 2013, or until the annual general meeting of our shareholders to be held in 2016, whichever is later; provided however, that policies purchased under this framework comply with all of the following conditions:

❖
the maximum coverage amount under each policy shall not exceed the higher of: (i) US $10,000,000; or (ii) 25% of our shareholders equity based on our most recent financial statements at the time of approval by our compensation committee;

❖	the maximum yearly premium to be paid by us for each policy shall not exceed 1% of the aggregate coverage of such policy;

❖	the terms of the policy shall comply with our compensation policy for directors and officers; and

❖
the purchase of the policy (including any renewal or extension) shall be approved by our compensation committee (and, if required by law, by our board of directors) which shall determine whether the coverage amount and the relevant premium sums are reasonable considering our exposures, the scope of coverage and market conditions and that the policy reflects the current market conditions, and it shall not materially affect our profitability, assets or liabilities.

We currently have an insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries, for the period commencing on August 1, 2013 and ending on July 31, 2014, as approved by our shareholders on August 16, 2012, following the approval by our audit committee and board of directors.

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

6.C. BOARD PRACTICES

Pursuant to our articles of association, our board of directors is required to consist of three to nine members. Directors are elected at the annual general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at such meeting. Each director holds office until the annual general meeting of shareholders following the annual general meeting at which the director was elected or until his or her earlier resignation or removal. A director may be re-elected for subsequent terms. At present, our board of directors consists of four members, including two external directors appointed in accordance with the Israeli law requirements, as detailed herein. Our articles of association provide that our directors may at any time and from time to time, appoint any other person as a director, either to fill in a vacancy or to increase the number of members of our board of directors.

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

External Directors

Under the Companies Law, Israeli public companies are required to appoint at least two external directors to serve on their board of directors. Our shareholders approved on December 19, 2013 the re-appointment of Mr. Chaim Labenski and Ms. Orli Garti-Seroussi as our external directors as of December 29, 2013 and as of January 31, 2014, respectively, for a three-year term. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors, see "Committees of the Board of Directors" below.

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

Under Israeli law, a person may not serve as an external director if he or she is a relative of any of the controlling shareholders or at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control or entities which he or she are subject to their control, have or had any affiliation with us, with our controlling shareholder, or its relative or any entity controlling, controlled by or under common control with us. Under the Companies Law, "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an executive officer, excluding service as a director in anticipation of serving as an external director in a company that is about to offer its shares to the public for the first time.

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

Independent Directors

Under the Companies Law, the majority of the members of the audit committee must be independent directors. In addition, the Companies Law includes a corporate governance recommendation according to which the majority of the members of the board of directors in a public company that does not have a controlling shareholder should be independent directors, and in a company with a controlling shareholder at least third of the board of directors should be independent directors. A public company may classify an external director or an individual serving as a director, as an independent director only if (i) the audit committee has determined that he or she is qualified to serve as an external director (with the exception that such director does not have to have professional qualifications or accounting and financial expertise in order to serve as an independent director), and (ii) he or she is not serving as a director in the company for more than consecutive nine years (only a period of two or more years, in which such person did not serve as a director in the company, shall be deemed to discontinue the nine year sequence).

Committees of the Board of Directors

As of the date of this annual report, we have two committees of the board of directors, which includes our audit committee and our compensation committee, as described below.

The Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include, among others, identifying irregularities and deficiencies in the management of the company’s business and approval of related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company’s external directors. In addition, the majority of its members shall be independent directors in accordance with the requirements of The Companies Law. However, the chairman of the board of directors, any director employed by the company or by its controlling shareholder or by any other entity controlled by such controlling shareholder or a director providing, on a regular basis, services to the company, to any controlling shareholder or to other entity controlled by such controlling shareholder, or any director whose livelihood relies on any controlling shareholder, may not be a member of the audit committee. Any controlling shareholder and any relative of a controlling shareholder may also not be a member of the audit committee. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years.

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

Internal auditor

The Companies Law requires the board of directors of a public company to appoint an internal auditor pursuant to the audit committee’s proposal. The internal auditor must satisfy certain independence requirements as required by the law. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Our internal auditor is Mr. Doron Cohen of Fahn Kanne & Co., a member firm of Grant Thornton International Ltd.

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

6.E. SHARE OWNERSHIP

As of April 23, 2014, our current directors and executive officers (seven persons) beneficially owned an aggregate of 279,087 ordinary shares of our Company of which 100,022 shares are issuable upon exercise of options that may be currently exercisable or exercisable within 60 days of April 23, 2014. Such number excludes 10,800 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which have not vested as of April 23, 2014 or 60 days thereafter, and award their holder no voting and equity rights. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares. See Item 7.A. "Major Shareholders" for more information regarding Mr. Wyler's holdings.

Incentive Plans

As of April 23, 2014, options to purchase 124,000 of our ordinary shares were outstanding, with exercise prices ranging from $5.96 to $18.6 per share. As of April 23, 2014, 96,378 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally seven years from the date of their grant. As of December 31, 2012 and 2013, the number of options reserved for issuance under our plans was 467,722 and 470,722, respectively.

As of April 23, 2014 or within 60 days thereafter, an aggregate of 49,690 ordinary shares has been reserved for issuance under the 2006 Plan, and 10,800 were granted and are outstanding. As of December 31, 2012 and 2013, the number of restricted shares reserved for issuance under the 2006 Plan was 14,890 and 57,690, respectively.

The following table shows the number of options and restricted shares outstanding and reserved for issuance under each of our incentive plans, as of April 23, 2014 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance
1999 Israeli Plan	124,000	470,722
Plan	Number of shares outstanding	Number of shares reserved for issuance
2006 Israeli Incentive Compensation Plan	10,800	49,690

The following is a description of our incentive plans currently in effect.

1999 Plans

In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the "1999 Plans" both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. In May 2003 we amended our 1999 Israeli Plan to provide for the grant of options to Israeli optionees under the new capital gains track provisions of the Israeli Tax Ordinance. As of April 23, 2014, or within 60 days thereafter, an aggregate of 470,722 ordinary shares has been reserved for issuance under the 1999 Israeli Plan, and 124,000 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2006 Israeli Incentive Compensation Plan

In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. In November 2013, our board of directors approved the increase of number of shares under the 2006 Plan in additional 50,000 shares. As of April 23, 2014 or within 60 days thereafter, an aggregate of 49,690 ordinary shares has been reserved for issuance under the 2006 Plan, and 10,800 were granted and are outstanding.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our outstanding ordinary shares as of April 23, 2014 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	3,725,055	72.82
Shareholding of all directors and officers as a group (7 persons)(3)	279,087	5.35

(1) Number of shares and percentage ownership is based on 5,183,525 ordinary shares outstanding as of April 23, 2014. Such number excludes: (i) 53,895 ordinary shares held by us or for our benefit, and (ii) 10,800 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of April 23, 2014 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2) The information is accurate as of February 3, 2014, and based on Amendment No. 5 to Schedule 13D filed with the SEC on February 3, 2014, by The Capri Family Foundation. According to such Amendment No. 5 to Schedule 13D, Capri directly owns 3,725,055 of our ordinary shares. The core activity of Capri is the holding of investments. In addition, the beneficiaries of Capri are the children of Mr. Tom Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.

(3) Includes 159,225 ordinary shares and 100,022 ordinary shares issuable upon exercise of options exercisable within 60 days of April 23, 2014. Excludes 10,800 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on April 23, 2014 or within 60 days thereafter and do not acquire any voting or equity rights.

Significant changes in the ownership of our shares.

All numbers of ordinary shares below was adjusted to reflect a one-for-five reverse share split of our ordinary shares that we effected on September 27, 2012. See Item 4.A. "History and Development of the Company - Reverse Share Split".

The following table specifies significant changes in the ownership of our shares held by Shlomo (Tom) Wyler. This information is based on Schedules 13D filed by Shlomo (Tom) Wyler during the period beginning on January 1, 2011, regarding ownership of our shares, and to date:

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

For further information regarding a private placement to Shlomo (Tom) Wyler, see Item 7.B "Related Party Agreements".

The following table specifies significant changes in the ownership of our shares held by Gesafi Real Estate S.A. This information is based on Schedules 13D filed by Gesafi Real Estate S.A during the period beginning on January 1, 2011, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Gesafi Real Estate S.A*	September 8, 2011	401,220
Gesafi Real Estate S.A	August 12, 2011	488,220
Gesafi Real Estate S.A	June 14, 2012	627,185
Gesafi Real Estate S.A	November 21, 2012	1,127,185
Gesafi Real Estate S.A	February 3, 2014	0	**

*
To the best of our knowledge, 100% of the equity interest of Gesafi Real Estate S.A, or Gesafi, is held by The Capri Family Foundation, or Capri. The beneficiaries of Capri are the children of Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.

**
The information is based on Amendment No. 5 to Schedule 13D filed with the SEC on February 3, 2014, by Gesafi and Capri, pursuant to the powers of the councillors of Capri, Gesafi transferred 1,127,185 ordinary shares held by it to Capri without consideration, as follows: 5,000 ordinary shares on November 8, 2013, 8,000 ordinary shares on November 12, 2013 and 1,114,185 ordinary shares on November 19, 2013.

The following table specifies significant changes in the ownership of our shares held by The Capri Family Foundation. This information is based on Schedules 13D filed by The Capri Family Foundation during the period beginning on January 1, 2011, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
The Capri Family Foundation*	November 21, 2012	1,297,290
The Capri Family Foundation	February 3, 2014	3,725,055	**

*	To the best of our knowledge, the beneficiaries of The Capri Family Foundation are the children of Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.
**
The information is based on Amendment No. 5 to Schedule 13D filed with the SEC on February 3, 2014, by Gesafi and Capri, pursuant to the powers of the councillors of Capri, Gesafi transferred 1,127,185 ordinary shares held by it to Capri without consideration, as follows: 5,000 ordinary shares on November 8, 2013, 8,000 ordinary shares on November 12, 2013 and 1,114,185 ordinary shares on November 19, 2013. The additional 1,300,580 ordinary shares held by Capri were acquired by Capri on December 31, 2013 pursuant to the Flamingo Agreements and the Continuum Agreement, as described in Item 7.B. “Related Party Transactions” below, in order to effectuate the sale of 12 luxury condominium units located in Miami Beach, Florida to our subsidiaries.

All of our shares have the same voting rights.

On April 23, 2014, registered holders in the United States hold approximately 53% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. RELATED PARTY TRANSACTIONS

For a description of the insurance, indemnification and exemption granted to our directors and officers, see Item 6.B. "Compensation" above.

For a description of the grant of options to our directors and officers, see Item 6.E. "Share Ownership", above. In addition, each member of our board of directors is granted compensation pursuant to the fixed amounts permitted to be paid to external directors (depending on our equity level), all in accordance with the 'External Directors' Compensation Regulations, as may be from time to time, for his/her service as a director, while prior to 2014, each member of our board of directors was paid an annual fee of $18,000 for his/her service as a director. For additional information see Item 6.B. "Compensation" above.

On December 20, 2007, our shareholders approved an employment agreement, or the Employment Agreement, between Optibase and Mr. Shlomo (Tom) Wyler with respect to Mr. Wyler’s service as Chief Executive Officer of the Company. Under the agreement, Mr. Wyler continued to serve as Chief Executive Officer of the Company in consideration for a gross monthly payment of NIS 40,000. In addition, Mr. Wyler was entitled to managers' insurance, educational fund (keren hishtalmut), 24 days annual vacation, sick leave and 10 days replenishment fees (dmey havraa). The Company has also undertaken to provide Mr. Wyler with a telephone, facsimile, mobile phone, internet connection, laptop and printer and bear all installation costs and all expenses related thereto. The agreement further provided that Mr. Wyler was entitled to a one-time bonus in the amount of $10,000 upon the execution of the employment agreement. In addition, our board of directors, at its sole discretion, was permitted to grant Mr. Wyler an annual bonus for each year commencing in 2008 (for the year 2007) which shall not exceed twice Mr. Wyler’s monthly salary. The Company was entitled to elect to pay Mr. Wyler a one-time payment for such advance notice period. Notwithstanding the above, the Company was entitled to terminate the agreement and Mr. Wyler's employment immediately for Cause, as such term is defined in the agreement. The agreement was for a three-year term commencing retroactively on October 1, 2007. Any party to the agreement was entitled to terminate it by providing the other party with a 4-month advance written notice. On December 29, 2010, our shareholders approved the terms of an agreement with substantially the same terms as the Employment Agreement. Mr. Amir Philips was appointed as the Company's Chief Executive Officer effective from June 1, 2011, and consequently, at such time, the Company and Mr. Wyler agreed to terminate the Employment Agreement as of May 31, 2011. In the Company's shareholders annual general meeting, held on November 17, 2011, and following the approval by the Company's audit committee and board of directors, the shareholders of the Company approved and ratified the Employment Agreement for the period commencing on October 1, 2010 and ending on May 31, 2011. The cost to the Company of Mr. Wyler's employment during such eight-month period was NIS 350,657.

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

On May 6, 2010, our shareholders approved the grant of 50,000 options exercisable into 10,000 ordinary shares NIS 0.65 nominal value each of the Company under the Company's 1999 Israeli Share Option Plan to Mr. Danny Lustiger as a director of the Company. The options were granted under Section 102 of the Israeli Tax Ordinance, through the capital gains tax track. The exercise price of each option is $10. The options vest over a period of four years in four equal parts, and may be exercisable until their 10th anniversary. All other terms of the options are as stated in the Company's 1999 Israeli Share Option Plan. Mr. Lustiger was also entitled to 800 restricted shares, which vest over two years in two equal parts, and which were granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan.

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

Our shareholders have further approved on December 19, 2013, the reappointment of Ms. Garti-Seroussi and Mr. Labenski as external directors of the Company, including the compensation terms for their service as external directors of the Company, in the compensation terms specified in Item 6.B. "Compensation" above.

On May 5, 2011, Following the approval of our audit committee and board of directors, our shareholders approved a private placement of 500,000 newly issued ordinary shares of the Company, then representing 13.11% of the Company's voting rights, to Mr. Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc, in consideration for $5 million.

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

On November 17, 2011, and following the approval by our audit committee and board of directors, our shareholders approved a grant of 20,000 options exercisable into 20,000 ordinary shares NIS 0.65 nominal value each of the Company to Mr. Hilman, the Executive Chairman of the board of directors, under the Company's 1999 Israeli Share Option Plan, without consideration. The Options were granted to a trustee for the benefit of Mr. Hilman in accordance with the requirements of the capital gains tax track chosen by the Company. The exercise price of each option is $10. The options vest during a four-year period as of their date of grant (25% each year), and may not be exercised following their 10th anniversary. All other terms of the options are as stated in the Company's 1999 Israeli Share Option Plan. Along with the approval of the grant of options to Mr. Hilman, the Company's shareholders approved a similar grant of 20,000 options exercisable into 20,000 ordinary shares to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc., who then served as our president and member of our board of directors, under the Company's 1999 Israeli Share Option Plan. The terms of grant of such options to Mr. Wyler are identical to the terms of grant of the options to Mr. Hilman as described above, except that the tax track available to Mr. Wyler, who considered to be our controlling shareholder as of the date grant of such options, is different from the capital gains tax track afforded to all other directors and officers of the Company. Under this tax track, we will also not be able to recognize expenses pertaining to this grant.

On November 17, 2011, and following the approval by our audit committee and board of directors, our shareholders approved an agreement between the Company and BN Finance AG, or BN Finance, a company affiliated with Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc., who then considered to be our president and member of our board of directors, for the provision of business and financial consulting services to the Company and its subsidiaries and affiliates. According to the agreement, BN Finance will provide the Company with business and financial consulting services, or the services, which will include advising the Company on its financing agreements, negotiations with the financing banks and the service of directors and officers of BN Finance as directors of the Company's subsidiaries and affiliates, as requested by the Company and/or its subsidiaries and affiliates from time to time and at the sole discretion of the Company. BN Finance will render the services faithfully and diligently for the benefit of the Company, its subsidiaries and affiliates, and will devote all necessary time and attention for the performance of the services. BN Finance will also use its best efforts to implement the policies established by the Company, its subsidiaries and affiliates in the performance of the services. In consideration for the services, the Company will pay BN Finance a monthly fee of CHF 10,000 plus applicable value added tax. In the event the agreement is terminated during a certain month, BN Finance will be entitled for a pro rata fee based on the number of days that has lapsed until the termination date of this agreement. The agreement has taken effect since November 1, 2011 and for a period of three years thereafter. Each of BN Finance and the Company may terminate the agreement by giving a prior written notice of 30 days. During such advance notice period, BN Finance will be required to continue the provision of the services (unless the Company has instructed it otherwise) and in any event BN Finance will be entitled to receive the consideration for such period.

In July 2013, our audit committee and board of directors approved the receipt of guarantees from our controlling shareholder or any affiliate thereof, to financing institutions in connection with us, our subsidiaries' or affiliated companies' real estate and real estate related activities. For further details see Item 5.B. “Liquidity And Capital Resources” above.

On December 19, 2013, and following the approval by our compensation committee and board of directors, our shareholders approved the grant of our 12,000 restricted shares, in three equal consecutive annual grants (commencing on January 1, 2014), to each of Mr. Alex Hilman, the executive chairman of our board of directors, and Mr. Amir Philips, our chief executive officer, or the Recipients, under the Company's 2006 Israeli Incentive Compensation Plan. The restricted shares were granted to the Recipients for no consideration, and vest after a two-year period (50% each year) from their date of grant, subject to the continued employment or service of the Recipients in the Company.

On December 19, 2013, and following the approval by our audit committee, compensation committee and board of directors, our shareholders approved the compensation terms of Mr. Shlomo (Tom) Wyler, for his service as Chief Executive Officer of our subsidiary Optibase Inc. According to the terms approved by our shareholders, Mr. Wyler serves as Chief Executive Officer of Optibase Inc. and is responsible for the implementation of our strategy in North America, recognizing new local opportunities, forming strategic alliances and overseeing the ongoing management of our current U.S. real estate portfolio. The yearly gross base salary in consideration for Mr. Wyler's services as Chief Executive Officer of Optibase Inc. will be $170,000 for a full time position as well as reimbursement of health insurance expenses of up to $24,000 per year, and including reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $50,000 per year. The employment of Mr. Wyler is for a three-year term commencing on January 1, 2014. Mr. Wyler's service as our president and member of our board of directors ended as of December 19, 2013.

On December 19, 2013, and following the approval by our audit committee and board of directors, our shareholders approved the a service agreement between the Company and Mr. Reuwen Schwarz, for the provision of real estate related consulting services to us, our subsidiaries and affiliates. Mr. Schwarz is a relative of the beneficiaries of Capri, our controlling shareholder. According to term of the service agreement with Mr. Schwarz, he will provide us with real estate related consulting services, including: (i) searching, introducing and advising us on real estate transactions, (ii) advising and negotiating with banks and financing institutions, (iii) advising us on our financing agreements, all as requested by us from time to time and at our sole discretion. Such services will be provided by Mr. Schwarz at the request of the Company. Mr. Schwarz will render such services faithfully and diligently for the benefit of the Company, and will devote all necessary time and attention for the performance of the services. Mr. Schwarz will also use his best efforts to implement the policies established by us in the performance of such services. In consideration for such services, we will pay Mr. Schwarz a monthly fee of EURO 4,000 (approximately $5,350) plus applicable value added tax (if applicable). Mr. Schwarz will also be reimbursed for expenses incurred as part of the services provided by him which shall not exceed EURO 12,000 (approximately $16,060) per year. In the event the service agreement with Mr. Schwarz is terminated during a certain month, Mr. Schwarz will be entitled to a pro rata fee based on the number of days that has lapsed until the termination date of the service agreement. Mr. Schwarz may either provide the services by himself or through a corporation under his control, provided that the consideration under the service agreement remains unchanged. The service agreement with Mr. Schwarz will be in effect retroactively from November 1, 2013 for a period of three years. Each of Mr. Schwarz and us may terminate the service agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the services provided by him under the agreement (unless we have instructed him otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for cause.

Condominium Units in Miami Beach, Florida

On December 19, 2013, following the approval of our audit committee and board of directors, our shareholders approved the purchase by two wholly owned subsidiaries of the Company of twelve luxury condominium units located in Miami Beach, Florida, or the Units, in consideration for the issuance of our 1.37 million newly issued ordinary shares (of which approximately 67,000 ordinary shares were off set against the lease of one unit), representing, as of the date of the approval of the transaction by our board of directors, a value of approximately $8.8 million. The Units were sold by private companies indirectly controlled by Capri, our controlling shareholder. At closing, and following the approval of the transaction by our shareholders, we issued to Capri a net sum of 1,300,580 of our ordinary shares, as detailed below. The net fair value of the condominium units as recorded in our financial statement as of the closing date was approximately $7.2 million, representing the fair value of the ordinary shares issued as of the closing date. Set forth below is additional information with respect to the transaction to purchase the Units.

The Flamingo Condominium Units

Our wholly-owned subsidiary, Optibase FMC LLC, a Delaware limited liability company, or Optibase FMC, has entered into two purchase and sale agreements, or the Flamingo Agreements, to acquire eleven luxury condominium units, or the Flamingo Units, including ten parking spaces in the Flamingo-South Beach One Condominium located at 1500 Bar Road in Miami Beach, Florida, or the Flamingo Condominium. The sellers of the Flamingo Units, or the Sellers, are two private companies indirectly controlled by Capri, our controlling shareholder.

The Flamingo Units are located on various floors of the South Building of the Flamingo Condominium, and ranging in size from 924 to 2,347 square feet. Based part upon information provided to us by the Sellers, to date, 8 of the 11 Flamingo Units are rented out and the remaining units are being offered for rental.

The Flamingo Condominium is a 15-story tower with 513 luxury residential units ranging in size from approximately 450 to approximately 2,347 square feet. Residences of the Flamingo Condominium enjoy the right to use certain recreational facilities including a health club, basketball and volleyball courts and swimming pool areas.

The purchase price agreed upon by the parties in consideration for the Flamingo Units is $3,870,750 in the aggregate, to be paid by the Company in 600,115 newly issued ordinary shares of the Company to be issued to the Sellers, at a price per share of $6.45. The price per share was set based on a calculation of average closing price of the our ordinary shares on the Nasdaq Global Market during the 30 trading days preceding the signing date of the Flamingo Agreements.

The Sellers have paid all special assessments of the Association of the Flamingo Condominium that are currently pending against the Flamingo Units. In January 2014, additional special assessment in the amount of $266,000 has been issued in connection with the Flamingo Condominium following the closing of the transaction to pay for the cost of certain repairs and capital expenditures of the Flamingo Condominium. We agreed with the Sellers that if a special assessment is issued by the Association of the Flamingo Condominium prior to the closing of the Flamingo Agreements, the Sellers will pay the monthly payment assessed in connection with such special assessment until the closing. We were not required to pay any deposits in connection with the Flamingo Agreements.

The Continuum Unit

The Company's wholly-owned subsidiary, Optibase Real Estate Miami LLC, a Florida limited liability company, or Optibase Miami, has entered into an agreement, or the Continuum Agreement, to acquire a luxury condominium unit (including 2 parking spaces) in the Continuum on South Beach Condominium, or the Continuum Unit, located in Miami Beach, Florida. The seller of the Continuum Unit, or the Seller, is indirectly controlled by Capri, our controlling shareholder.

The Continuum Unit is located on the 33rd floor of the North Tower of the Continuum on South Beach Condominium located at 50 S. Pointe Drive, Miami Beach, Florida. The Continuum on South Beach Condominium is a 37-story ocean-front tower with 203 luxury residential units ranging in size from 1,554 to 3,497 square feet. Residences of the Continuum on South Beach Condominium enjoy the right to use the common areas of the residence, including swimming pool, tennis courts, spa and a sporting club.

The purchase price under the Continuum Agreement is $4,950,000, to be paid by the Company in 767,442 newly issued ordinary shares of the Company to be issued to the Seller, at a price per share of $6.45. The price per share was set based on a calculation of average closing price of our ordinary shares on the Nasdaq Global Market during the 30 trading days, respectively, preceding the signing date of the Continuum Agreement. We were not required to pay any deposits in connection with the Continuum Agreement.

Beginning at the closing of Optibase Miami's acquisition of the Continuum Unit, the Seller leased the Continuum Unit from us for a term of 36 months. The rent for the entire period of the lease, or the Rent, was prepaid at a rate of $12,000 per month including sales tax (for a total rent of $432,000 including sales tax). The Rent was paid by the Seller at the closing date of the transaction in 66,977 ordinary shares of the Company, at a price of $6.45 per share (which were offset the number of Shares to be issued by us as detailed above).

The acquisitions pursuant to the Flamingo Agreements and the Continuum Agreement closed on December 31, 2013. Accordingly, at the closing of the transactions, and upon instructions provided to us by the sellers of the Units, we issued to Capri on December 31, 2013 a net sum of 1,300,580 of our ordinary shares as consideration for the purchase of the Units, represented, as of the closing date of the agreement, approximately 25.4% of our issued share capital on a fully diluted basis. The net fair value of the condominium units as recorded in our financial statement as of the closing date was approximately $7.2 million, representing the fair value of the ordinary shares issued as of the closing date.

Commercial Office Building in Philadelphia

On October 12, 2012, following the approval of our audit committee and board of directors, and the approval of our shareholders during an annual general meeting of our shareholders held on August 16, 2012, our wholly-owned subsidiary, Optibase 2 Penn, LLC, became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership, or the Partnership, which acquired an approximately 20% beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, or the 2 Penn Property, and entered into the Limited Partnership Agreement of the Partnership, or the 2 Penn LPA. The general partner of the partnership and certain other limited partners of the Partnership, are persons or entities affiliated with Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc, who was then our president and member of our board of directors and considered the controlling shareholder of the Company, as detailed herein. The 2 Penn LPA sets forth the terms and conditions of the investment in the Partnership. According to the 2 Penn LPA our subsidiary acquired approximately 26% of the limited partnership interests in the Partnership in consideration for $4,025,000.

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

Legal proceedings

Vsoft

In September 2005, we were served with a lawsuit filed by Vsoft Ltd., or Vsoft, a company that was undergoing liquidation proceedings and which has claimed that during 2002 we negotiated with Vsoft in bad faith regarding a potential purchase of its share capital, which led to Vsoft’s entering into bankruptcy proceedings. Vsoft demanded damages in the amount of $2.1 million as well as the payment of reimbursement of expenses, legal fees and applicable VAT. On August 19, 2011 the Tel-Aviv District Court dismissed the lawsuit filed against us by Vsoft and rejected Vsoft's claims. In addition to the dismissal of the lawsuit, the Tel-Aviv District Court awarded the Company with expenses in the sum of NIS 150,000, which was paid to us during 2012.

Vitec

In connection with the sale of our Video Solutions Business to Vitec and as part of a dispute arose between Vitec and us, since October 2010 Vitec and us have filed several and separate motions with the Tel-Aviv District Court, seeking, inter alia, fixed and temporary injunctions. The motions filed by both parties have been dismissed by the court and were transferred to arbitration proceedings, which were undergoing during the past three years and until recently.

On July 30, 2013, a final decision of the arbitrator regarding the arbitration proceedings against Vitec, or the Arbitration Award, was submitted to the parties. The arbitrator accepted the majority of our claims whilst most of Vitec's claims were rejected. In its entirely, the Arbitration Award mentions that we acted in the ordinary course of business and Vitec's claims regarding injury to reputation, loss of profits and loss of business opportunities, which constituted a major part of its claim, were totally rejected. The arbitrator did award Vitec a total sum of approximately $442,000. Regarding the costs of the arbitration and lawyers' fees, the arbitrator awarded Vitec a total sum of $69,000 considering the fact that only a small portion of the claimed sum was granted to Vitec.

After the Arbitration Award was given, we made our efforts to execute the Arbitration Award with no further delay, in order to comply with the arbitrator's decision and to avoid paying unnecessary interests. However, we didn't come to any understating with Vitec regarding the above. Hence, on September 1, 2013, we submitted with the Tel-Aviv District Court a motion requesting the confirmation and validation of the Arbitration Award. On September 17, 2013, Vitec responded to our motion by submitting a motion of its own, asking the Court to nullify or complete some parts of the Arbitration Award, or alternatively ask the arbitrator to do so, mainly regarding sums received by us after the closing of the transaction. Vitec claimed that the Arbitration Award did not include final rulings regarding such sums. Vitec also claimed that the arbitrator has made a calculating mistake in favor of us, in the amount of $400,000 which should be paid to Vitec.

On February 27, 2014, the Court gave its final ruling on such requests. The court rejected all of Vitec's claims, dismissed its motion to nullify the Arbitration Award and confirmed and validated the Arbitration Award in its entirely. The court also ruled that Vitec will bear the legal expenses of this proceeding including the costs of the translation of the Arbitration Award. Following the Court's ruling, Vitec and us, with consent, instructed ADAD Trust Company Ltd. to release $1,000,000 deposited as Escrow Funds according to the Indemnity Escrow Agreement dated June 30, 2010. On March 20, 2014, the funds were released and a net sum of approximately $715,000 was transferred to us.

Vitec Consortiums

As part of the sale of our Video Solutions Business to Vitec, we, Vitec and Adv. Doron Afik, acting as trustee, entered into the Consortium Escrow Agreement, or the Consortium Agreement, under which $100,000 were to be held in escrow per each EU Consortium Agreement to be transferred from us to Vitec under the agreement. Following a dispute arose between the parties to the Consortium Escrow Agreement with respect to such amounts in escrow, and following several motions submitted by the parties with the Tel-Aviv District Court, such proceeding was later transferred to arbitration proceedings with the consent of the parties, and the ruling in this matter was part of the Arbitration Award as mentioned above. The arbitrator concluded that Vitec was obligated to effect the transfer of the $200,000 which has been held by the Trustee, to us. Since Vitec failed to do so, the arbitrator ruled it constituted a breach of the Agreement. Following the Court's ruling regarding the validation of the Arbitration Award, the parties filed a motion to the court, with consent, to release the $200,000 held in the court's treasury. On March 6, 2014 the court rendered its decision and ordered to release these funds to the our lawyers. On March 20, 2014 the funds were transferred to us.

Personal Claim against Adv. Doron Afik

Due to the trustee's refusal to transfer the escrow funds relating to two remaining Consortium Agreements to the Company, the Company filed, on June 9, 2011, a statement of claim for damages of approximately $268,000 against the Trustee, along with an ex-parte motion for a lien on all of the Trustee's bank accounts.

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

On July 30, 2013, along with the Arbitration Award regarding the arbitration with Vitec, the arbitrator gave his decision regarding the personal claim against Adv. Afik and Afik Counter-Claim. Here also, the arbitrator chose to accept most of our claims and rejected most of Adv. Afik's claims. The arbitrator awarded Adv. Afik the sum of $36,000 only for damages caused by the lien imposed on Adv. Afik's bank accounts in addition to $10,000 (plus VAT) for legal expenses. Adv. Afik claims regarding libel were utterly rejected. We paid these amounts. Following the Court's ruling regarding the validation of the Arbitration Award, the parties filed a motion to the court, with consent, to return the securities deposited by us during the imposition of the lien. On March 6, 2014 the court rendered its decision and ordered to return these securities to us.

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

Cash dividends paid by an Israeli company are normally subject to a withholding tax, except for dividends paid to an Israeli company in which case no tax is withheld unless the dividend is in respect of earnings from an Approved Enterprise. In addition, because we have received certain benefits under Israeli laws relating to Approved Enterprises, the payment of dividends by us may be subject to certain Israeli taxes to which we would not otherwise be subject. The tax-exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation. If we decide to distribute cash dividends out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to corporate tax. See "Israeli Taxation and Investment Programs". In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will bear the risks of currency fluctuations during the period between the date such dividend is declared and paid by us in NIS and the date conversion is made by such shareholder into U.S. dollars.

ITEM 8.B. SIGNIFICANT CHANGES

Since the date of our financial statements for the year ended December 31, 2013, there has been a further progress in the arbitration between us and Vitec, as more fully described in Item 8. "Financial Information - Legal Proceedings".

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares are traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our ordinary shares as reported by The NASDAQ Global Market.

	Nasdaq
Year	High	Low
2009	$7.5	$4.65
2010	$8	$6
2011	$8.75	$4.95
2012	$6.45	$4.51
2013	$6.9	$4.51

2012
First Quarter	$6.45	$5.25
Second Quarter	$6.4	$5.4
Third Quarter	$6.35	$5.4
Fourth Quarter	$6.45	$4.51

2013
First Quarter	$6.25	$5.1
Second Quarter	$6	$4.51
Third Quarter	$6.54	$5.2
Fourth Quarter	$6.9	$5.4

2014
First Quarter	$6.47	$5.25
Second Quarter (Until April 28, 2014)	$5.8	$5.15

Most Recent Six Months	High	Low
October 2013	$6.9	$5.74
November 2013	$6.8	$5.6
December 2013	$6.48	$5.4
January 2014	$6.03	$5.47
February 2014	$6.15	$5.8
March 2014	$6.47	$5.63

On April 28, 2014, the reported closing sale price of our ordinary shares on The NASDAQ Global Market, was $5.15 per share.

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

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,118,830 ordinary shares were issued and outstanding as of April 23, 2014. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

The Companies Law prohibits any person who has a personal interest in a matter to participate in the discussion and voting pertaining to such matter in the company’s board of directors or audit committee except for in circumstances when the majority of the board of directors’ (or the audit committee – as the case may be) has a personal interest in the matter. In case the majority has a personal interest in such matter then such matter must also be approved by the company’s shareholders. An officer who has a personal interest may be present for the presentation of the transaction if the chairman of the audit committee or the chairman of the board of directors as the case may be, determined that such officer’s presence is required for the presentation of the said transaction.

Compensation of Officers and Directors

Amendment No. 20 to the Companies Law, or Amendment No. 20, which came into effect in 2012, adopted new procedures relating to the approval of executive compensation and the formulation of compensation policies in Israeli public companies (including companies that issued only debentures to the public), or Israeli Public Companies. Pursuant to Amendment No. 20, Israeli Public Companies are required to establish a compensation committee and adopt a compensation policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see Item 6.C. "Board Practices – Committees of the Board of Directors – The Compensation Committee".

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

Amendment No. 20 also introduced new procedures for the approval of compensation arrangements with officers and directors of Israeli Public Companies. Pursuant to the Companies Law any transaction with an executive office (except directors and the CEO of the company) with respect to such officer's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Transactions between Israeli Public Companies and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the CEO even if the shareholders' meeting objected to its approval. With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law following Amendment No. 20 provides that such transaction shall be subject to the approval of the compensation committee, the board of directors and the shareholders' meeting.

Such transactions for the approval of compensation arrangements with officers and directors of Israeli Public Companies must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if the conditions under the Companies Law are met and the company's shareholders approved the transaction in the Majority Requirement. Notwithstanding the above, with respect to the approval of compensation terms of an executive officer (except directors and the CEO of the company), the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Non material amendments of transactions relating to the compensation arrangement or terms of engagement of executive officer (including the CEO), require only the approval of the compensation committee.

Under Amendment No. 20, Israeli Public Companies must adopt a compensation policy. On December 19, 2013, and following the approval by our compensation committee and our board of directors, our shareholders approved a compensation policy for our directors and officers, in accordance with the provisions of Amendment No. 20.

On January 11, 2013, the SEC approved the amended NASDAQ listing standards on compensation committees and advisers. Among others, the amended NASDAQ listing standards include provisions relating to the establishment of a compensation committee, the compensation committee charter, compensation committee members' independence requirements, and arrangements relating to advisers retained by the compensation committee. Under the amended rules, the compensation committee adviser and compensation committee authority requirements become effective on July 1, 2013. However, NASDAQ listed companies will have until their first annual meeting after January 15, 2014, or, if earlier, October 31, 2014, to comply with other standards, including the compensation committee member independence standards and the requirement to have a compensation committee and charter (including any charter amendment to reflect the compensation committee authority requirements).  NASDAQ listed companies must certify compliance with the listing standards within 30 days after the applicable implementation deadline. In addition, under the amended rules, foreign private issuers are exempt from compliance with the amended listing standards if home country practice is followed and the listed company discloses with the SEC the reasons why it does not have an independent compensation committee. Our compensation committee charter was updated in accordance with said amendments.

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

    In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An executive officer in a target company who, in his or her capacity as an executive officer, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such executive officer acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, executive officer of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

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

10.C. MATERIAL CONTRACTS

Swiss Pro Capital Limited

On March 1, 2010, the Company’s subsidiary in Luxembourg Optibase RE 1 SARL or Optibase RE 1 entered into an Option Agreement, or the Option Agreement, with a Cypriot company, Swiss Pro, with respect to a commercial building acquired by the Company in October, 2009 in Rümlang, Switzerland. Through its beneficial owner, Swiss Pro introduced Optibase to the Rümlang property and facilitated Optibase’s acquisition and financing of the property. Under the Option Agreement, Optibase RE 1 granted Swiss Pro an option to purchase twenty percent (20%) of the share capital of Optibase RE 1. Swiss Pro undertook to pay a purchase price for the option of CHF 315,000 for the option. The exercise price under the Option Agreement is calculated based on twenty percent (20%) Optibase’s acquisition costs for the Rümlang Property plus interest and an adjustment for proceeds that are distributed to the shareholders of Optibase RE 1. The shares that would be issued to Swiss Pro upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase. The option granted under the Option Agreement will expire within eight years from the entrance into the agreement, i.e.: on February 28, 2018.

Sale of our Video Solutions Business

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia), pursuant to which Optibase Technologies Ltd. and Stradis Inc. purchased all of the assets and liabilities related to our Video Solutions Business. Closing of the transaction occurred on July 1, 2010.

Following the Vitec transaction, we and Vitec commenced arbitration proceedings. Such proceedings came to an end during 2014. For additional information see Item 8. "Financial Information - Legal Proceedings".

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

Condominium Units in Miami Beach, Florida

On December 31, 2013, we have consummated a transaction to acquire twelve luxury condominium units located in Miami Beach, Florida, from companies affiliated with our controlling shareholder, as well as the lease of one condominium unit by us to one of the sellers, in consideration for the issuance of 1.37 million newly issued ordinary shares of the Company. At the closing of the transactions, and upon instructions provided to us by the sellers of the units, we issued to Capri, our controlling shareholder, a net sum of 1,300,580 of our ordinary shares, represented, as the closing date of the transactions, approximately 25.4% of our issued share capital on a fully diluted basis. The net fair value of the condominium units as recorded in our financial statement as of the closing date was approximately $7.2 million, representing the fair value of the ordinary shares issued as of the closing date. For further information, see Item 7.B. "Related Party Transactions".

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

In December 2011, the Israeli Parliament passed the Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011(the "Tax Burden Law") which prescribes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate and to raise the statutory corporate tax rate to 25% in 2012. As of January 1, 2014 the corporate tax rate is 26.5%.

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

Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25% (or 30% with respect to a Substantial Shareholder), provided, however, that the income is not a Business income of the individual, in which case the individual will be taxed at a marginal tax rate in accordance with Section 121 of the Tax Ordinance (up to 48%, plus additional 2% surtax for individuals with high income). A 30% tax rate will apply to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date.  A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). Different tax rates apply to capital gains accrued from the sale by individuals of securities that are not publicly traded as aforesaid.

With respect to corporate investors, effective January 1, 2014, capital gain tax equal to the corporate tax rate (as of January 1, 2014 - 26.5%) will be imposed on the sale of traded shares.

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

Taxation of Israeli Shareholders on Receipt of Dividends

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25% from 2012 if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period.  Pursuant to the Tax Burden Law, as of 2012 such tax rate is 25%, or 30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period.  However, dividends distributed from taxable income accrued from Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. Dividend distributed from a Preferred Enterprise is subject to withholding tax at the rate of 20%. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our common shares.

Taxation of Non-Resident Holders of Shares

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, at the rate of 25%, so long as the shares are registered with a Nominee Company, which is a company incorporated to be a holder of record and distribution agent of publicly traded or other securities in accordance with the Israeli Securities Law, at the rate of 30% on dividends paid to Substantial Shareholders whose shares are not registered with a Nominee Company or 15% if the dividend is distributed from income attributed to Approved and Benefited Enterprises or 20% if the dividend is distributed from income attributed to Preferred Enterprise, unless a reduced rate is provided under an applicable tax treaty.

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

Other Income Tax

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to tax at the rate of approximately 29%, 24% and 34% respectively in 2013.

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

The inflation rate in Israel was approximately 2.2% in 2011, approximately 1.6% in 2012 and approximately 1.8% in 2013. The changes of the NIS against the dollar was a devaluation of approximately 7.2% in 2011, an appreciation of approximately 1.4% in 2012 and an appreciation of approximately 8% in 2013 and the changes of the NIS against the CHF was a devaluation of approximately 7.5% in 2011, 0.4% in 2012 and an appreciation of 4.4% in 2013. The appreciation of the CHF against the dollar was approximately 0.1% in 2011, 2.7% in 2012 and 2.7% in 2013.

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

Investments Risks

In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2013, our available net cash was $19 million. As of December 31, 2013, our available cash was invested in short term interest bearing bank deposits and money market funds with several banks. Our available cash (including the money market funds) is generally classified as cash and cash equivalents and, consequently, is recorded on the consolidated balance sheets as such.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2013.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2013, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young in Switzerland and in the United States, to Optibase in 2012 and 2013 (in thousands):

	2012	2013
Audit fees (1)	112	104
Audit-related fees (2)	14	--
Tax fees (3)	--	61
All other fees (4)	--	--
Total	126	165

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

During 2012 and 2013, our audit committee approved all the audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in Switzerland and in the United States.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

We have not and do not expect to apply for any exemptions from the NASDAQ listing standards for audit committees.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We do not have a nomination committee as required by the Nasdaq Listing Rules. However, the actions ordinarily taken by such committee are resolved by the majority of our independent directors, in accordance with the Companies Law and the Nasdaq Global Market listing requirements.

Otherwise, there are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on the Nasdaq Global Market.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The following are our financial statements audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal year ended December 31, 2013, are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F-41

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

 - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

OPTIBASE LTD.

We have audited the accompanying consolidated balance sheets of Optibase Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 29, 2014	A Member of Ernst & Young Global

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,811	$19,142
Restricted cash	144	134
Trade receivables	279	148
Other accounts receivable and prepaid expenses (Note 5)	138	217
Total assets attributed to discontinued operations (Note 1c)	675	980

Total current assets	20,047	20,621

LONG-TERM INVESTMENTS:
Long-term deposits (Note 9)	61	50
Investments in companies and associates (Note 6)	7,738	7,993

Total long-term investments	7,799	8,043

PROPERTY AND OTHER ASSETS, NET

Real Estate Property, net (Note 3)	209,761	194,826
Other assets, net (Note 4)	1,141	1,392

Total property, equipment and other assets	210,902	196,218

Total assets	$238,748	$224,882

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans (Note 8)	$2,669	$2,597
Other accounts payable and accrued expenses (Note 7)	5,131	3,476
Total liabilities attributed to discontinued operations (Note 1c)	2,135	2,563

Total current liabilities	9,935	8,636

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

LONG-TERM LIABILITIES:
Deferred tax liabilities (Note 10)	15,815	15,262
Land lease liability, net	7,374	7,290
Other Long-Term Liabilities	1,628	2,844
Long term loans, net of current maturities (Note 8)	125,072	124,298

Total long-term liabilities	149,889	149,694

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary Shares of NIS 0.65 par value - Authorized: 6,000,000 shares at December 31, 2012 and 2013; Issued: 3,882,945 and 5,183,525 shares at December 31, 2012 and 2013; Outstanding: 3,819,051 and 5,123,630 shares at December 31, 2012 and 2013, respectively	988	744
Additional paid-in capital	137,825	130,824
Treasury shares (63,895 and 59,895 shares at December 31, 2012 and 2013, respectively)	(688)	(821)
Accumulated other comprehensive income	1,839	986
Accumulated deficit	(82,901)	(84,259)

Total shareholders' equity of Optibase Ltd.	57,063	47,474

Non-controlling interests	21,861	19,078

Total shareholders' equity	78,924	66,552

Total liabilities and shareholders' equity	$238,748	$224,882

The accompanying notes are an integral part of the consolidated financial statements.

April 29, 2014
Date of approval of the	Amir Philips	Alex Hilman
financial statements	Chief Executive Officer.	Executive Chairman of the board of directors

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2013	2012	2011

Fixed income from real estate rent	$13,711	$13,676	$12,479

Costs and expenses:
Cost of real estate operations	2,199	1,966	1,869
Real estate depreciation and amortization	3,369	2,569	2,153
General and administrative	1,870	2,068	3,057

Total costs and expenses	7,438	6,603	7,079

Operating income	6,273	7,073	5,400
Gain on bargain purchase (Note 1b(1))	-	-	4,412
Equity share in losses of associates, net	(172)	(32)	-
Other income (loss) (Note 6)	384	(100)	-
Financial expenses, net (Note 12)	(1,343)	(1,243)	(7,481)

Income before taxes on income	5,142	5,698	2,331

Taxes on income (Note 10)	1,518	1,643	481

Net income from continuing operations	3,624	4,055	1,850

Net loss from discontinued operations (Note 1c)	-	-	(51)

Net income	3,624	4,055	1,799

Net income attributable to non-controlling interest	2,159	2,478	2,038

Net income (loss) attributable to Optibase LTD.	$1,465	$1,577	$(239)

Net earnings (loss) per share:

Basic and diluted net earnings (loss) per share from continuing operations	$0.38	$0.41	$(0.07)

Basic and diluted net earnings (loss) per share	$0.38	$0.41	$(0.07)

Weighted average number of shares used in computing basic net earnings (loss) per share:	3,822,032	3,818,198	3,641,935
Weighted average number of shares used in computing diluted net earnings (loss) per share:	3,825,610	3,820,233	3,641,935

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Net income	$3,624	$4,055	$1,799
Less: net earnings attributable to non-controlling interests	2,159	2,478	2,038

Net earnings (loss) attributable to Optibase LTD.	1,465	1,577	(239)

Other comprehensive income:
Change in foreign currency translation adjustment	1,477	1,172	(305)
Less: other comprehensive income (loss) attributable to non-controlling interests	624	491	(131)
Other comprehensive income (loss) attributable to Optibase LTD.	853	681	(174)

Comprehensive income	5,101	5,227	1,494
Less: comprehensive income attributable to non-controlling interests	2,783	2,969	1,907

Comprehensive income (loss) attributable to Optibase LTD.	$2,318	$2,258	$(413)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury Shares	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total shareholders' equity

Balance as of January 1, 2011	$650	$125,728	$(1,074)	$479	$(85,391)	$40,392	$-	$40,392

Issuance of ordinary shares	94	4,906	-	-	-	5,000	-	5,000
Stock-based compensation related to options and unvested shares	-	120	-	-	-	120	-	120
Issuance of treasury shares upon vesting of shares	-	(20)	120	-	(100)	-	-	-
Other comprehensive income	-	-	-	(174)	-	(174)	(131)	(305)
Non-controlling interests	-	-	-	-	-	-	14,255	14,255
Net income (loss)	-	-	-	-	(239)	(239)	2,038	1,799

Balance as of December 31, 2011	744	130,734	(954)	305	(85,730)	45,099	16,162	61,261

Stock-based compensation related to options and unvested shares	-	117	-	-	-	117	-	117
Issuance of treasury shares upon vesting of shares	-	(27)	133	-	(106)	-	-	-
Other comprehensive income	-	-	-	681	-	681	491	1,172
Non-controlling interests	-	-	-	-	-	-	(53)	(53)
Net income	-	-	-	-	1,577	1,577	2,478	4,055

Balance as of December 31, 2012	744	130,824	(821)	986	(84,259)	47,474	19,078	66,552

Issuance of ordinary shares	244	6,909	-	-	-	7,153	-	7,153
Stock-based compensation related to options and unvested shares	-	118	-	-	-	118	-	118
Issuance of treasury shares upon vesting of shares	-	(26)	133	-	(107)	-	-	-
Other comprehensive income	-	-	-	853	-	853	624	1,477
Net income	-	-	-	-	1,465	1,465	2,159	3,624

Balance as of December 31, 2013	988	137,825	(688)	1,839	(82,901)	57,063	21,861	78,924

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:

Net income	$3,624	$4,055	$1,799
Loss from discontinued operations	-	-	51

Income from continued operation	$3,624	$4,055	$1,850

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,369	2,569	2,220
Impairment of an investment in company	-	100	-
Stock-based compensation related to options and unvested shares	118	117	120
Gain from a bargain purchase	-	-	(4,412)
Decrease (Increase) in trade receivables	(134)	577	1,216
Equity share in losses of associates, net	172	32	-
Increase (decrease) in deferred tax liabilities	44	159	(579)
Increase (decrease) in other long-term liabilities	(1,254)	(792)	3,319
Decrease in land lease liabilities	(91)	(81)	-
Decrease in other accounts receivable and prepaid expenses	79	1,073	1,371
Increase (decrease) in accrued expenses and other accounts payable	1,615	(597)	(3,200)

Net cash provided by continuing operations	7,542	7,212	1,905

Net cash used in discontinued operations	(123)	(427)	(70)

Net cash provided by operating activities	7,419	6,785	1,835

Cash flows from investing activities:
Purchase of equipment	-	-	(5)
Investment in short-term deposit	-	-	(1,065)
Proceeds from (investment in) long-term lease deposits	(11)	(5)	101
Investment in real estate property	(5,795)	(210)	(1,187)
Increase in restricted cash	(10)	(3)	(131)
Acquisition of Eldista, net (c)	-	-	(20,684)
Proceeds from (Investments in) associates	83	(8,025)	-

Net cash used in investing activities	(5,733)	(8,243)	(22,971)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Cash flows from financing activities:
Issuance of shares capital	-	-	5,000
Proceeds from long term bank loans	-	-	106,441
Repayment of long term bank loans	(2,580)	(2,553)	(91,847)
Repayment of loan to non-controlling interests	-	(53)	(5,618)

Net cash provided by (used in) financing activities	(2,580)	(2,606)	13,976

Exchange differences on balances of cash and cash equivalents	563	261	(155)
Increase (decrease) in cash and cash equivalents	(331)	(3,803)	(7,315)
Cash and cash equivalents at the beginning of the year	19,142	22,945	30,260

Cash and cash equivalents at the end of the year	$18,811	$19,142	$22,945

(a)	Supplemental cash flow activities:

	Cash paid during the year for:

	Taxes	$875	$1,902	$1,903

	Interest	$2,702	$2,237	$3,081

(b)	Acquisition of Eldista, net:

	Working capital deficiency, net	-	-	$(155)
	Building (including land)	-	-	161,451
	In place leases, net	-	-	1,124
	Deferred tax liabilities	-	-	(15,282)
	Mortgage loan	-	-	(92,705)
	Swap instrument	-	-	(392)
	Land lease liability	-	-	(7,311)
	Rent settlements with tenants	-	-	(1,759)
	Gain from a bargain purchase	-	-	(4,412)
	Non-controlling interests	-	-	(19,875)

	Net cash paid by the Company	-	-	$20,684

(c)	Significant non-cash transactions:

	Purchase of investments in consideration of issue of shares (Note 1 b (5))	$7,153	-	-

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

Until the sale of its video solutions business to VITEC Multimedia ("Vitec") in July 2010 (See 1c below), the Company and its U.S subsidiary, Optibase Inc., provided equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets. (collectively: the Video Activity). Following the sale of the Video Activity, the Company's only operation is the fixed-income real-estate.

As of December 31, 2013, the Company manages its activity through three active subsidiaries: Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc.") and OPCTN SA, a Luxembourg company owned 51% by the Company which was incorporated in February 2011 ("Subsidiaries"), (collectively: "the Group").

b.	Acquisitions and investments in associates:

1.	Centre des Technologies Nouvelles in Geneva, Switzerlan:

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

The total net purchase price for the Eldista shares was CHF 37,720 (representing $ 40,559 - as of the purchase date), subject to a post-closing price adjustment to reflect Eldista's assets and liabilities as of the closing date.

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

On August 16, 2012, and following the approval by the Company's audit committee and board of directors, the Company's shareholders approved its entrance into a limited partnership that will be formed to acquire beneficial interests in the owner of a commercial office building in Philadelphia known as Two Penn Center Plaza where the general partner and certain limited partners of the limited partnership are affiliated with Mr. Shlomo (Tom) Wyler, currently the Chief Executive Officer of our subsidiary Optibase Inc. formerly president and director of the Company, who is affiliated with the controlling shareholder of the Company.

On October 12, 2012, the Company through its subsidiary Optibase Inc., became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership (the "Partnership"), which acquired a beneficial interest in the owner of a Class A twenty story commercial office building in Philadelphia known as Two Penn Center Plaza.  At the closing of the acquisition of Two Penn Center Plaza, Optibase Inc., made a capital contribution in cash of $4,025 to the Partnership in consideration for 19.66% beneficial interest in Two Penn Center Plaza.

Two Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park.

3.	Texas Shopping Centers Portfolio:

On December 31, 2012, the Company through its subsidiary Optibase Inc. acquired approximately 4% beneficial interest in a portfolio of shopping centers located in Texas.

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The purchase price for the transaction was approximately $ 4,000 in cash. The transaction was based on a portfolio valuation of approximately $ 342,000 including existing nonrecourse mortgage financing in the principal amount of approximately $ 252,000. The primary mortgage loan has a fixed interest rate of 5.73% and matures in April 2016.

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

4.	Luxury Suite Condominium Miami, Florida:

On April 9, 2013 and on August 22, 2013, the Company through its subsidiary Optibase Inc. acquired two luxury condominium penthouses located in the Marquis Residence in Miami and one condominium penthouse located in the Ocean One condominium in Sunny Isles Beach in Miami Beach, Florida in a cash consideration for a purchase price of approximately $4,800.

5.	Condominium Units in Miami Beach, Florida:

On December 31, 2013, following the approval of the Company's audit committee, board of directors and the Company's shareholders, the Company, through its subsidiary Optibase Inc., completed the purchase of 12 residential units in the Flamingo South Beach One Condominium and the Continuum on South Beach Condominium, both located in Miami Beach, Florida from two private companies indirectly controlled by the Company's controlling shareholder (the "seller") for an aggregate net consideration of $7,153 following the off set of rental income of one unit for a period of 3 years to the seller, representing the fair value of  1.31 million new ordinary shares of the Company issued to the seller as of the closing date.

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

Vitec has refrained from depositing any amount in escrow. This led to a dispute between the parties. For further details see Note 9e (1).

The results of operations of the Video Activity for the years ended December 31, 2011, 2012 and 2013 were reported separately and retroactively as discontinued operations in the consolidated statements of operations. The result of operations for the year ended December 31, 2011 was a net loss in the amount of $ 51 while during the years 2012 and 2013 the Company does not have any result of operations of the video activity.

The assets and liabilities of the Video activity for the years ended December 31, 2012 and 2013, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	December 31,
	2013	2012
Assets:

Other accounts receivable	$675	$980

Total assets	$675	$980

Liabilities:

Other accounts payable and accrued expenses	$2,135	$2,563

Total liabilities	$2,135	$2,563

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

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Non-controlling Interests:

Non-controlling interests generally represent the portion of equity that the Company does not own in those entities that it consolidates. The Company accounts for and reports its non-controlling interests in accordance with the provisions required under the Consolidation Topic of the FASB ASC 810. Non-controlling interests are separately presented within the equity section of the consolidated balance sheets. The amounts of consolidated net earnings attributable to the Company and to the non-controlling interests are presented on the consolidated statement of income.

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

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Building and buildings' improvements	20-63

g.	Long-lived assets including intangible assets:

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

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2012 and 2013, no impairment losses have been identified.

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

Management evaluates investments in non-marketable equity securities for evidence of other-than temporary declines in value. When relevant factors indicate a decline in value that is other-than temporary the Company recognizes an impairment loss for the decline in value. As for impairment charges recorded during 2012 see Note 6a.

i.
Investments in associates:

Associates are companies in which the Group has significant influence over the financial and operating policies without having control.

The investment in associates is accounted for using the equity method of accounting. Under the equity method, the investment in associates is accounted for in the financial statements at cost plus changes in the Group’s share of net assets, including other comprehensive income (loss), of the associates. The equity method is applied until the loss of significant influence or classification of the investment as non-current asset held-for-sale.

The accounting policy in the financial statements of the associates has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

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

With respect to bargain purchase, the Company recognized a gain in the amount of $ 4,412 a corresponding deduction from net income attributable to non-controlling interest in the amount of $ 2,162 in the consolidated statement of operations for the year ended December 31, 2011 (See note 1.b(1)).

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

l.
Derivative Instruments:

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging". ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2012 and 2013, the Company had no outstanding hedging instruments. At times, it may use derivative instruments to manage exposure to variable interest rate risk. From time to time, the Company enters into interest rate swaps to manage its exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. The Company generally enters into derivative instruments that qualify as cash flow hedges and it does not enter into derivative instruments for speculative purposes.

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

Rental income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

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

The fair value was estimated at the date of grant using the following weighted average assumptions for the Black-Scholes model for the year ended December 31, 2011. During 2012 and 2013 there were no grants.

December 31,
2011

Dividend yield	0%
Volatility	67%
Risk free interest	0.9%-1.7%
Expected term (years)	4.75

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

Swap instrument (see note 1b(1)) are measured at fair value under ASC 820 on a recurring basis as of December 31,2012 and 2013.

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

w.	Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, Topic 740, " Income Taxes", which limits the situations in which unrecognized tax benefits are offset against a deferred tax asset for a net operating loss carry-forward, similar tax loss or tax credit carry forward. ASU 2013-11 is effective for reporting periods beginning after December 15, 2013. We intend to adopt this standard in 2014 and do not expect the adoption will have a material impact on our consolidated results of operations or financial condition.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total
Cost:

At January 1, 2012	$26,486	$158,587	$9,413	$409	$194,895
Additions	-	168	42	4,938	5,148

At December 31, 2012	26,486	158,755	9,455	5,347	200,043
Additions	-	94	12,854	5,248	18,196

At December 31, 2013	26,486	158,849	22,309	10,595	218,239

Accumulated depreciation:

At January 1, 2012	-	2,666	45	11	2,722
Depreciation charge for the year	-	2,149	262	84	2,495

At December 31, 2012	-	4,815	307	95	5,217
Depreciation charge for the year	-	2,861	231	169	3,261

At December 31, 2013	26,486	7,676	538	264	8,478

Real estate property, net:

At December 31, 2013	$26,486	$151,173	$21,771	$10,331	$209,761

At December 31, 2012	$26,486	$153,940	$9,148	$5,252	$194,826

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	Above market value of in-place leases	Currency translation adjustment	Total
Cost:

At January 1, 2012	$1,784	$48	$1,832
Additions	-	50	50

At December 31, 2012	1,784	98	1,882
Additions	-	48	48

At December 31, 2013	1,784	146	1,930

Accumulated depreciation:

At January 1, 2012	316	4	320
Depreciation charge for the year	158	12	170

At December 31, 2012	474	16	490
Depreciation charge for the year	278	21	299

At December 31, 2013	752	37	789

Other assets, net:

At December 31, 2013	$1,032	$109	$1,141

At December 31, 2012	$1,310	$82	$1,392

Intangible assets consist of lease contracts with tenants deriving from the acquisition of a commercial building located in Switzerland in 2009 in the amount of $ 132 and from the acquisition of a building complex in Geneva in 2011 in the amount of $ 1,009 (see details in Note 1 b (1)) .

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET (Cont.)

Estimated amortization expenses by years are as follows:

Year	Estimated amortization expenses

2014	$452
2015	242
2016	230
2017	198
2018 and thereafter	19

$1,141

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2012

Prepaid expenses	$81	$160
Income receivable	8	17
Others	49	40

	$138	$217

NOTE 6:-	INVESTMENTS IN COMPANIES AND ASSOCIATES

a.
The Company invested several amounts in Mobixell Networks Inc. (Mobixell), a privately held Company which was engaged in the design, development and marketing solutions for mobile rich media adaptation, optimization and delivery. The Company held 2.04% of Mobixell's shares on a fully diluted basis. During 2012 the Company's recorded impairments of $ 100 and impaired its entire investment in Mobixell following several financing rounds in which the Company did not participate. For further details please see note 14.

b.
During 2013, the Company acquired through its subsidiary beneficial interests in Two Penn  Center Plaza in Philadelphia, Pennsylvania and in a Texas Shopping Center Portfolio for further details please see note 1 b(2) and 1 b(3) respectively

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2013	2012

Employees and payroll accruals	$207	$176
Accrued expenses	1,903	1,350
Government (mainly tax provision)	2,344	1,710
Advance rent payments	483	45
Tenant security deposits	138	138
Other	56	57

	$5,131	$3,476

NOTE 8:-	LONG TERM LOANS

a.
On October 29, 2009, Optibase SARL received a mortgage loan ("the Loan") from a financial institution in Switzerland, in the amount of CHF 18,800 for the purpose of purchasing the real estate property located in Rümlang, Switzerland ("the Property"). The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins (0.8%). The financial institution may increase margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2013, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2014 (current maturity)	$422

Long-term portion:
2015	422
2016	422
2017	422
2018	422
2019 and thereafter	17,322

$19,010

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

As a result of the refinancing of the loan, the Company recorded during 2011 financial expense in the amount of $ 400 (representing CHF 375).

Maturities of the loan by years are as follows:

Year ended December 31,

2014 (current maturity)	$2,247

Long-term portion:
2015	2,247
2016	2,247
2017	2,247
2018	2,247
2019 and thereafter	97,074

$106,062

The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2013, the Company met these covenants.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries facilities and motor vehicles are leased under several operating lease agreements for periods ending in 2015.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31

2014	56
2015	47

$103

b.	Guarantees:

As of December 31, 2013, the Company has obtained bank guarantees in the amount of $ 144.

c.	Assets pledged as collateral:

As collateral for the Company's lines of credit and bank guarantees, a fixed charge has been placed on the Company's property and equipment, shareholders' equity, a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all the other assets of the Company and a specific charge has been placed on the Company's bank deposit as described in Notes 8a and 8b.

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

The Company was obligated to pay royalties to the Office of the Chief Scientist ("OCS"), amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company is currently undergoing an audit by the OCS for royalties paid before the sale of our Video business. As of December 31, 2013, the Company believes it has sufficient provisions to cover the outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations as the Company has no further obligation to pay royalties on revenues generated by the Video Activity subsequent to its sale.

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

e.	Legal claim and contingent liabilities:

In connection with the sale of Video Activity (as further described in Note 1c) and as part of a dispute arose between Vitec and us, since October, 2010 Vitec and the Company have filed several and separate motions with the Tel-Aviv District Court, seeking, inter alia, fixed and temporary injunctions. The motions filed by both parties have been dismissed by the court and were transferred to arbitration proceedings, which were undergoing during the past three years and until recently.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On July 30, 2013, the final decision of the arbitrator regarding the arbitration proceedings against Vitec (the "Arbitration Award") was submitted to the parties. The arbitrator accepted the majority of the Company's claims whilst most of Vitec's claims were rejected. In its entirely, the Arbitration Award mentions that the Company acted in the ordinary course of business and Vitec's claims regarding injury to reputation, loss of profits and loss of business opportunities, which constituted a major part of its claim, were totally rejected.

The arbitrator did award Vitec a total sum of $442. Regarding the costs of the arbitration and lawyers' fees, the Arbitrator awarded Vitec a total sum of $69 considering the fact that only a small portion of the claimed sum was granted to Vitec.

After the Arbitration Award was given, the Company has made its efforts to execute the Arbitration Award with no further delay, in order to comply with the Arbitrator's decision and to avoid paying unnecessary interests. The Company didn't come to any understating with Vitec regarding the above. Hence, on September 1, 2013, the Company submitted with the Tel-Aviv District Court a motion requesting the confirmation and validation of the Arbitration Award.

On September 17, 2013, Vitec responded to the Company's motion by submitting a motion of its own, asking the Court to nullify or complete some parts of the Arbitration Award, or alternatively ask the arbitrator to do so, mainly regarding sums received by the Company after the closing of the transaction. Vitec claimed that the Arbitration Award did not include final rulings regarding such sums. Vitec also claimed that the arbitrator has made a calculating mistake in favor of the Company, in the amount of $400 which should be paid to Vitec.

On February 27, 2014, the Court gave its final ruling. The Court rejected all of Vitec's claims, dismissed its motion to nullify the Arbitration Award and confirmed and validated the Arbitration Award in its entirely. The Court also ruled that Vitec will bear the legal expenses of this proceeding including the costs of the translation of the Arbitration Award.

Following the Court's ruling, the Company and Vitec, with consent, instructed the court's treasury and ADAD Trust Company Ltd. to release $200 and $1,000, respectively, deposited as Escrow Funds. On March 20, 2014, the funds were released and a net sum of $715 was transferred to the Company.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

1.	Personal Claim against Adv. Doron Afik:

As part of the Agreement the Company, Vitec and Adv. Afik as trustee (the "Trustee") entered into the Consortium Escrow Agreement of March 16, 2010 (the "Consortium Agreement"). Under the Consortium Agreement, $ 300 of the consideration were held in escrow $ 100 per each EC Consortium Agreement to be transferred from the Company to Vitec under the Agreement.

Due to the Trustee's refusal to transfer the escrow funds to the Company, the Company filed in June 2011, a statement of claim for damages of approximately $ 268 against the Trustee.

In November 2011, at the parties' mutual request, the court ordered to transfer these proceedings to arbitration.

On July 30, 2013, along with the Arbitration Award regarding the arbitration with Vitec, the Arbitrator gave his decision regarding the personal claim against Adv. Afik and Afik Counter-Claim. Here also, the arbitrator chose to accept most of the Company's claims and rejected most of Adv. Afik's claims. The Arbitrator awarded Adv. Afik the sum of $36 only for damages caused by the lien imposed on Adv. Afik's bank accounts and $10 for legal expenses. Adv. Afik claims regarding libel were utterly rejected. The Company paid these amounts.

Following the Court's ruling regarding the validation of the Arbitration Award, as mentioned above, the parties filed a motion to the Court, with consent, to return the securities deposited by the Company during the imposition of the lien. On March 6, 2014 the court rendered its decision and ordered to return these securities to the Company.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 25% in 2013.

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

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to the following tax rates:

	Year ended December 31,
	2013	2012	2011

Luxemburg	29%	29%	29%
Switzerland	24%	24%	24%
United States	34%	35%	34%

b.	Tax assessments: The Company has final tax assessments through the tax year 2008.

c.
Deferred tax assets and liabilities:

Deferred tax assets and liabilities deriving from the acquisition of a building complex in Geneva in 2011 (see details in Note 1b (1)).  The deferred taxes are computed at the average tax rate of 24%, based on the corporate income tax in Switzerland, which is the tax rate that will be in effect when the differences are expected to reverse.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

	December 31,
	2013	2012
Deferred tax assets:
Lease provision	$1,769	$1,749
Swap instrument	390	682
Mortgage loan	246	245

Deferred tax assets	2,405	2,676

Deferred tax liabilities:
Land	(5,931)	(5,770)
Building	(12,016)	(11,834)
Other assets, net	(273)	(334)

Deferred tax liabilities	(18,220)	(17,938)

Deferred tax liabilities, net	$(15,815)	$(15,262)

d.	Net operating losses carry-forward:

Through December 31, 2013, Optibase Ltd. had net operating losses carry-forward for tax purposes in Israel of approximately $ 74.2 million which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2013, Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 29.4 million that can be carried forward and offset against taxable income for 20 years, no later than 2013 to 2033. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S deferred tax assets.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2013	2012	2011

Income (loss) before taxes as reported	$5,142	$5,698	$2,331

Theoretical tax benefit computed at the statutory rate (24%, 25% and 25% for the years 2011, 2012 and 2013, respectively)	$1,286	$1,424	$560
Differences in tax rates on income deriving from foreign subsidiaries	(170)	(54)	42
Gain derived from bargain purchase	-	-	(1,059)
Tax adjustments in respect of currency translation	(160)	(305)	154
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	223	324	626
Settlement of prior years tax assessments		-	41
Other non-deductible expenses	339	254	117

Income tax expense	$1,518	$1,643	$481

f.	Income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2013	2012	2011

Domestic	$328	$(810)	$(3,138)
Foreign	4,814	6,508	5,469

	$5,142	$5,698	$2,331

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

g.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2013	2012	2011

Current	$1,397	$1,537	$863
Deferred	121	106	(382)

	$1,518	$1,643	$481

Domestic	$-	$-	$-
Foreign	1,518	1,643	481

	$1,518	$1,643	$481

h.
As of December 31, 2012 and 2013 the Company has no liability for unrecognized income tax benefits, and there was no change in its liability for unrecognized income tax benefits during all years presented.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.
On August 16, 2012, and following the approval of the Company’s board of directors, the Company shareholders approved a one-for-five reverse share split of the Company’s ordinary shares, (" Reverse Share Split"). The Reverse Share Split was effective on September 27, 2012 and reduced the Company’s ordinary shares as of that day to a 6,000,000 and 3,882,945 shares authorized and issued respectively. The exercise price and the number of shares issuable pursuant to our outstanding options have been adjusted pursuant to the terms of such instruments in connection with the Reverse Share Split. No fractional ordinary shares were issued in connection with the Reverse Share Split, and all such fractional shares were rounded to the nearest whole number of ordinary shares.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

All share and purchase amounts were adjusted to reflect the one-for-five reverse share split.

3
On May 5, 2011, following the receipt of the approval of the Company's shareholders on March 30, 2011, the Company completed a private placement of 2,500,000 ordinary shares of the Company to Mr. Shlomo (Tom) Wyler, currently the Chief Executive Officer of our subsidiary Optibase Inc. formerly president and director of the Company, who is affiliated with the controlling shareholder of the Company, in consideration for $ 5,000.

4.
On December 31, 2013, following the approval of the Company board of directors and the approval of the Company shareholders the Company (see note 1 b(5) issued a net sum of 1,300,580 ordinary shares in consideration for the purchase of twelve luxury condominium units in Miami Beach, Florida from a private companies indirectly controlled by Capri, The Company's controlling shareholder.

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

In May 2003 the Company amended its 1999 Plan to provide for the grant of options to Israeli optionees under Section 102 of the Israeli Tax Ordinance

The exercise price of the options granted under the abovementioned  plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The total number of options available for future grants as of December 31, 2013 was 470,722.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock option activity, and related information, is as follows:

	Year ended December 31, 2013
			Weighted
			average
	Amount	Weighted average exercise price	Remaining contractual term (years)

Outstanding at the beginning of the year	127,000	$9.76	4.59
Granted	-
Forfeited	(3,000)	$15.8

Outstanding at the end of the year	124,000	$9.61	3.68

Exercisable options at the end of the year	91,587	$9.49	3.32

Options vested and expected to vest at end of year	158,127	$10.68	2.29

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock value as of December 31, 2013 and  the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount changes based on the fair market value of the Company's stock. As of December 31, 2012 and 2013, the total intrinsic value of outstanding options was $ 0.

As of December 31, 2013, there was $ 94 of total unrecognized compensation cost related to options compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a period of up to four years.

c.	Non-vested shares:

In May 2006, the Board of Directors approved the adoption of the 2006 Israeli Incentive Compensation Plan (the "2006 Plan"). The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks.

The Company currently uses the 2006 Plan for the grant of restricted shares only. The restricted shares are granted at no consideration and with a vesting schedule of two years, 50% each year. The restricted shares are granted in accordance with the Israeli capital gains tax track. In November 2013, the Company’s board of directors approved the increase of number of shares under the 2006 Plan in additional 50,000 shares. As of December 31, 2013 the pool consists of 110,000 Shares, where an aggregate sum of 57,690 ordinary shares has been reserved for issuance under the 2006 Plan.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the status of the entity's non-vested shares as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2013	6,000	$6.05

Granted	4,000	$5.79
Exercised	(4,000)	$6.37

Non-vested at December 31, 2013	6,000	$5.66

As of December 31, 2013, there was $ 12 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a period of up to two years.

d.	The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2011, 2012 and 2013, was comprised as follows:

	Year ended December 31,
	2013	2012	2011

General and administrative	$118	$117	$120

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SELECTED STATEMENT OF OPERATIONS DATA

a.	Financial income (expenses):

	Year ended December 31,
	2013	2012	2011
Financial income:
Interest	$7	$44	$35
Foreign currency translation adjustments	-	130	-
Remeasurement of derivatives	1,223	811	-

	1,230	985	35
Financial expenses:
Interest	(2,486)	(2,228)	(3,081)
Foreign currency translation adjustments	(87)	-	(334)
Remeasurement of derivatives	-	-	(4,101)

	(2,573)	(2,228)	(7,516)

	$(1,343)	$(1,243)	$(7,481)

NOTE 13:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Controlling shareholders:

To our knowledge there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company. To the best of our knowledge, the Company's controlling shareholder, the Capri Family Foundation, holds approximately 73% of the Company's ordinary shares.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS (Cont.)

b.	Related party transactions:

1.
On May 5, 2011, following the receipt of the approval of the Company's shareholders on March 30, 2011, the Company completed a private placement of 2,500,000 ordinary shares of the Company to Mr. Shlomo (Tom) Wyler, currently the Chief Executive Officer of the Company's subsidiary Optibase Inc., formerly president and director of the Company, who is affiliated with the controlling shareholder of the Company, in consideration for $ 5,000.

2.
On October 12, 2012, following the approval of the Company audit committee and board of directors, and the approval of the company's shareholders during an annual general meeting of our shareholders held on August 16, 2012, the Company wholly-owned subsidiary, Optibase 2 Penn, LLC, became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership, or the Partnership, which acquired an approximately 20% beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, or the 2 Penn Property, and entered into the Limited Partnership Agreement of the Partnership, or the 2 Penn LPA. The general partner of the partnership and certain other limited partners of the Partnership, are persons or entities affiliated with Mr. Shlomo (Tom) Wyler, currently the Chief Executive Officer of our subsidiary, Optibase Inc, formerly  the Company's president and member of our board of directors and considered the controlling shareholder of the Company.

3.
On December 31, 2013, following the approval of the Company's audit committee, board of directors and the Company's shareholders, the Company, through its subsidiary Optibase Inc., completed the purchase of 12 residential units in Flamingo South Beach One Condominium and the Continuum on South Beach Condominium, both located in Miami Beach, Florida from a private companies indirectly controlled by the Company's controlling shareholder (the "seller") for an aggregate net consideration of $7,153 following the off set of rental income of one unit for a period of 3 years to the seller, representing the fair value of  1.31 million new ordinary shares of the Company issued to the seller as of the closing date.

NOTE 14:-	SUBSEQUENT EVENTS

a.
Following the Court's ruling, the Company and Vitec, with consent, instructed the court's treasury and ADAD Trust Company Ltd. to release $200 and $1,000, respectively, deposited as Escrow Funds. On March 20, 2014, the funds were released and a net sum of $715 was transferred to the Company. See note 9 e (1).

b.	All the Company's holdings in Mobixell were sold to FN without consideration in January 2014, since Mobixell entered into a share acquisition agreement with Flash Networks Ltd. (FN).

F  - 41

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OPTIBASE LTD.

Date: April 30, 2014	By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum of Association of Optibase Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 6-K dated February 15, 2002).
1.2*	Amended and Restated Articles of Association of Optibase Ltd.
4.1
Form of Letter of Indemnification between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.2	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.3	1999 U.S. Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.4	102 Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.5	Employee Stock Purchase Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.6	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c).9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.7	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on From S-8 (File no. 333-137644)).
4.8
"Flamingo/South Beach I Condominium Purchase Agreement" between Optibase FMC, LLC and Red Headed Amazon, LLC dated November 19, 2013 (incorporated by reference to Exhibit 99.13 to Amendment No. 5 to Schedule 13D filed with the SEC on February 3, 2014 by The Capri Family Foundation).

4.9
"Flamingo/South Beach I Condominium Purchase Agreement" between Optibase FMC, LLC and ISU Properties, L.P. dated November 19, 2013 (incorporated by reference to Exhibit 99.14 to Amendment No. 5 to Schedule 13D filed with the SEC on February 3, 2014 by The Capri Family Foundation).

4.10
"'AS IS' Residential Contract For Sale And Purchase" between Optibase Real Estate Miami, LLC and ISU Properties, L.P. dated November 19, 2013 (incorporated by reference to Exhibit 99.15 to Amendment No. 5 to Schedule 13D filed with the SEC on February 3, 2014 by The Capri Family Foundation).

4.11	Optibase Ltd. Compensation Policy for Executive Officers and Directors (incorporated by reference to Annex D to the Registrant's Report on Form 6-K dated November 13, 2013).
4.12*	Service Agreement Between Optibase Ltd. and Mr. Reuwen Schwarz, dated November 1, 2013.
8.1*	List of the subsidiaries of Optibase Ltd.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101*
The following financial information from Optibase Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2013 and 2012; (ii) Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (vi) Notes to Consolidated Financial Statements.

* Filed herewith