Form 20-F
period 2014-12-31
OPTIBASE LTD
filed 2015-03-31
CIK 1077618

As filed with the Securities and Exchange Commission on March 31, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,183,525 Ordinary Shares, par value NIS 0.65 per share, including 45,895 Ordinary Shares held by the Registrant and 12,400 Ordinary Shares held by a trustee for the benefit of the Registrant’s employees and directors under the Registrant’s incentive plan which have not vested on March 24, 2015, or within 60 days thereafter, both awarding their holders no voting or equity rights.

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

Yes ☐                                No ☒

CERTAIN DEFINED TERMS

In this annual report, unless otherwise provided, references to the “Company,” “Optibase”, “we”, “us” or “our” are to Optibase Ltd., a company organized under the laws of Israel, and its wholly owned subsidiaries. In addition, references to our financial statements are to our consolidated financial statements, except as the context otherwise requires. References to “U.S.” or “United States” are to the United States of America, its territories and its possessions.

In this annual report, references to “$” or “dollars” or “U.S. dollars” or “USD” are to the legal currency of the United States, references to “CHF” are to Swiss Francs and references to “NIS” are to New Israeli Shekels, the legal currency of Israel. The Company’s financial statements are presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except as otherwise specified, financial information is presented in U.S. dollars. References to a particular “fiscal” year are to the Company’s fiscal year ended December 31 of such year.

FORWARD-LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS”, “INFORMATION ON THE COMPANY” AND “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S BELIEFS, ASSUMPTIONS AND EXPECTATIONS OF OUR FUTURE OPERATIONS AND ECONOMIC PERFORMANCE, TAKING INTO ACCOUNT CURRENTLY AVAILABLE INFORMATION. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME. WE DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS MAY BE REQUIRED UNDER APPLICABLE SECURITIES LAWS AND REGULATIONS.

REVERSE SHARE SPLIT

Unless otherwise indicated, we have adjusted all of the numbers and prices relating to our ordinary shares in this annual report on Form 20-F to reflect a one-for-five reverse share split of our ordinary shares that we effected on September 27, 2012. See “Item 4.A. History and Development of the Company - Reverse Share Split”.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

Introduction

Since our incorporation and until 2009, we engaged, directly and indirectly, in digital video and streaming based products and services, or the Video Solutions Business. During 2009, we resolved to expand and diversify our field of operations and entered into the fixed-income real estate sector. On March 16, 2010, we entered into an asset purchase agreement for the sale of all of the assets and liabilities related to our Video Solutions Business, or the Vitec Transaction. Currently, we, directly and indirectly, engage solely in the real estate sector and hold interest in several real estate properties in Switzerland and in the U.S. and we have recently entered into a transaction to acquire a real estate properties portfolio in Germany. For further details, see Item 4.A “History and Development of The Company”, Item 4.B. “Business Overview” and Item 10.C. “Material Contracts”.

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014, and consolidated balance sheet data as of December 31, 2013 and 2014 from the audited consolidated financial statements appearing elsewhere in this annual report. These financial statements have been prepared in accordance with U.S generally accepted accounting principles, or U.S. GAAP. We derived the consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 from audited consolidated financial statements that are not included in this annual report, which statements have also been prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” below and the financial statements, including the notes thereto, included elsewhere in this annual report.

The results of operations for the Video Solution Business for the year ended December 31, 2010, were reported separately and retroactively as discontinued operations.

	Year Ended December 31,
	2010	2011	2012	2013	2014
Consolidated Statement of Operations Data:	(U.S. dollars in thousands, except per share data)

Fixed income from real estate	$1,650	$12,479	$13,676	$13,711	$13,938

Total income	$1,650	$12,479	$13,676	$13,711	$13,938
Costs and expenses:
Cost of real estate operation	59	1,869	1,966	2,199	2,777
Real estate depreciation and amortization	695	2,153	2,569	3,369	3,813
General and Administrative	1,502	3,057	2,068	1,870	2,167
Total costs and expenses	2,256	7,079	6,603	7,438	8,757
Gain on sale of operating properties	-	-	-	-	2,709
Operating income (loss)	(606)	5,400	7,073	6,273	7,890

Gain on bargain purchase	-	4,412	-	-	-
Equity share in earnings (losses) of associates, net	-	-	(32)	(172)	(186)
Other income (loss)	(600)	-	(100)	384	394
Financial income (loss), net	304	(7,481)	(1,243)	(1,343)	(1,151)
Net income (loss) before taxes on income	(902)	2,331	5,698	5,142	6,947
Taxes on income	(43)	(481)	(1,643)	(1,518)	(1,502)

Net income (loss) from continuing operations	(945)	1,850	4,055	3,624	5,445

Net income (loss) from discontinued operations	5,399	(51)	-	-	-
Net income	$4,454	$1,799	$4,055	$3,624	$5,445

Net income attributable to non-controlling interest	-	2,038	2,478	2,159	2,106
Net income (loss) attributable to Optibase LTD	$4,454	$(239)	$1,577	$1,465	$3,339

Net earnings (loss) per share :
Basic and Diluted net earnings (loss) per share from continuing operations	$(0.3)	$(0.07)	$0.41	$0.38	$0.65
Basic and diluted net earnings (loss) per share from discontinued operations	$1.65	$0.00	$0.00	$0.00	$0.00

Basic and diluted net earnings (loss) per share	$1.35	$(0.07)	$0.41	$0.38	$0.65

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands):
Basic	3,311	3,642	3,818	3,822	5,127
Diluted	3,311	3,642	3,820	3,826	5,131

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands)

Cash and cash equivalents	$30,260	$22,945	$19,142	$18,811	$22,902
Working capital	26,415	16,361	11,985	10,112	14,500
Real estate property net	32,353	192,173	194,826	209,761	185,204
Total assets	64,726	219,885	224,882	238,748	218,004
Long term loans, including current maturities	19,589	126,135	126,895	127,741	112,481
Capital Stock	126,378	131,478	131,568	138,813	138,886
Total shareholders’ equity	$40,392	$61,261	$66,552	$78,924	$77,075

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

Prior to 2012, mainly during our engagement in the Video Solutions Business and except for several non-continuous quarters during 2010 and 2011, we have been operating at a loss. Since 2012, except for the second quarter, and during 2013 and 2014, we have been profitable. As of December 31, 2014, we have accumulated losses of $79.7 million. However, given current market conditions, the demand for our real estate properties and other expenses, we may operate at a loss and may not be able to sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. We cannot assure you that we will be able to increase our revenues and sustain profitability. For further details regarding our cash flow, see Item 5.B. “Liquidity and Capital Resources”.

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

The Capri Family Foundation, or Capri, a foundation organized under the laws of the Republic of Panama, beneficially own, directly and indirectly through its subsidiaries, approximately 74.07% of our outstanding ordinary shares. For further information, see Item 4.A. “History and Development of The Company” and Item 7.A. “Major Shareholders” below. As a result of such holdings in our ordinary shares, Capri can significantly influence the outcome of corporate actions requiring an ordinary majority approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We manage our available cash through investments in interest bearing bank deposits and money market funds with leading banks. We are exposed to the credit risk of such banks.

 During 2014, our available cash was invested in interest bearing bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

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

This volatility may continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2013 through March 24, 2015, the closing price of our ordinary shares fluctuated reaching a high of $8.21 and decreasing to a low of $4.51. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Holders of our ordinary shares who are United States residents face income tax risks.

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash and real estate properties are considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we became a PFIC during the taxable year ended December 31, 2014, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read “Item 10.E. Taxation” under the heading “United States Federal Income Tax Consequences” below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

We are currently, and may be in the future, the target of securities class action, derivative claim or other litigation, which could be costly and time consuming to defend.

In the past, following a period of volatility in the market price of a company’s securities, securities class action lawsuits, derivative claims and other actions have often been taken against public companies and their directors and officers. We may in the future be the target of similar litigation. For example, we have recently received a letter on behalf of shareholders of the Company, demanding us to file a derivative claim against our controlling shareholder and our directors and officers. We informed the Shareholders in December 2014 of the way in which we wish to proceed with respect to the demand. For further details see Item 8. “Financial Information - Legal Proceedings”. If any class action, derivative claim or other litigation were brought against us, regardless of its outcome, we would incur substantial costs and our management resources would be diverted to defending such litigation.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We have documented and tested our internal control systems and procedures in order to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2014, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

As of December 31, 2014, our commercial property in Geneva, Switzerland, accounted for approximately 80% of our portfolio annualized rent. Our revenue would be materially adversely affected if this property was materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if rental payments at this property decrease or if tenants at this property fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy. For further information regarding our property in Geneva, Switzerland, see Item 4.B. “Business Overview - Properties”.

With respect to our commercial properties, we are dependent on the continued tenant demand for our properties. If there is a decrease in tenant demand and an increase in vacancy of our commercial properties, it would adversely affect our financial condition and results of operations.

We own, through our subsidiaries, certain holdings in several commercial real estate properties, which are currently leased to third parties. In all of our commercial properties we rely on a few tenants which occupy a significant portion of the available rentable area in such properties. For further details regarding the leases of tenants in our properties see Item 4.B. “Business Overview - Properties”. If the lease agreements with such tenants are terminated, there is no assurance that we will be able to attract new lessees in favorable terms or at all, which would materially adversely affect our financial condition and results of operations.

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

The fair value of our real estate may be harmed by certain factors, which may entail impairment losses not previously recorded which, in turn, will adversely affect our financial results.

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

We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent approximately $37 million in cash as a component of the consideration paid to acquire Viewgraphics Inc. and certain other assets. Since then, we have only raised a total of $10 million from Mr. Wyler, who was considered, until September 12, 2012, our controlling shareholder (and is affiliated to our current controlling shareholder - see Item 7.A. “Major Shareholders”, below), and as of the date of this annual report serves as the Chief Executive Officer of our subsidiary, Optibase Inc, in two private placements, which took place in June 2008 and in May 2011. For further details on such placements see Item 7.B “Related Party Agreements”.

It is probable that we will need to raise additional capital in the future to support our strategic plans. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. If we are unable to obtain additional financing, this could inhibit our growth and increase our operating costs.

An adverse change in the Swiss real estate market will adversely affect our results of operations.

Two out of our investments, including our most significant property (the CTN complex in Geneva), are located in Switzerland. During 2013 and throughout 2014, as Swiss interest rates declined further, the Swiss real estate prices remained stable in most segments, while other segments were showing signs of increase mainly due to the low interest rates and lack of investments alternatives. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be slowing down further, in particular the demand for prime office space and the price for such real estate properties. Any significant adverse change in the real estate market in Switzerland, such as decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

An adverse change in the U.S. real estate market will adversely affect our results of operations.

We own, through our wholly-owned subsidiary, several real estate properties located in Philadelphia, Texas and Miami, in the U.S. During 2013, the pressure on properties’ pricing have eased somewhat and the U.S. real estate market was showing signs of stabilization and an increase towards the end of the year. During 2014 the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Any significant adverse change in the real estate market in the United States, such as decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

With respect to our residential properties in Miami, Florida, the success of our investment will depend on market conditions.

We own, through our wholly-owned subsidiary, 25 residential properties in Miami and Miami Beach, Florida, including 21 luxury condominium units and two penthouse units in the Marquis Residences, one penthouse unit in Ocean One Condominium and one condominium units in the Continuum on South Beach Condominium. To date, 23 of the units have been fully constructed and are in rentable condition, while two penthouses are still undergoing renovations and remodeling. Currently 16 of the 23 units are occupied by tenants and the remaining units are being marketed to potential tenants and potential buyers. For further information, see Item 4.B. “Business Overview - Real Estate Business”.

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

Environmental discoveries may have a significant impact on the value, viability and marketability of our assets.

We may encounter unforeseen decrease in value of our assets due to factors beyond our control caused by previously unknown soil contamination or the discovery of archaeological findings which may have a significant impact and a detrimental effect on the value, viability or marketability of our assets or cause legal liability in connection with our real estate properties. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the real estate as security. Additionally, any future sale of such property will be generally subject to indemnities and warranties to be provided by us to the purchaser against such environmental liabilities. Accordingly, we may continue to face potential environmental liabilities with respect to a particular property even after such property has been sold. Laws and regulations may also impose liability for the release of certain materials into the air or water from a property, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of, and impose liability for, the disturbance of wetlands or the habitats of threatened or endangered species. Any environmental issue may significantly cause decrease in value of our assets or vacancy periods in our leased properties, which could have a material adverse effect on the profitability of that asset and our results of operations and cash flows.

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

Risks Relating to the Sale of our Video Solutions Business

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement for the sale of all of the assets and liabilities related to our Video Solutions Business. For further details see Item 10.C “Material Contracts”. The following is a risk related to the sale of our Video Solutions Business:

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

Furthermore, we are currently undergoing an audit by the OCS for royalties paid before the sale of our Video Solutions Business. A payment to the OCS will adversely affect our cash flow, although from financial prospective, at this time, we believe that we have sufficient provisions to cover the final outcome of such review processes. For further details see Item 4.B “Business Overview - Remaining items of the Video Solution Business”.

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

Because a significant amount of our revenues is generated in Swiss Francs but a portion of our expenses are incurred in New Israeli Shekels and in US dollars, our results of operations may be harmed by currency fluctuations.

Our management believes that the U.S. dollar is the currency in the primary economic environment in which we operate. Thus, our functional and reporting currency is the U.S. dollar. Notwithstanding, we generate a significant amount of our revenues in CHF (Swiss Franc) and incur a portion of our expenses in NIS and in U.S. dollars. As a result, we are exposed to currency fluctuation of the U.S. dollar against the CHF and the NIS, and to the CHF corresponding interest rate.

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

The inflation rate in Israel was approximately 1.6% in 2012, approximately 1.8% in 2013 and a deflation of approximately 0.2% in 2014. The changes of the NIS against the dollar was an appreciation of approximately 2.3% in 2012, and approximately 7% in 2013 and a devaluation of approximately 12% in 2014 and the changes of the NIS against the CHF was a devaluation of approximately 0.4% in 2012, and appreciation of approximately 4.4% in 2013 and a devaluation of approximately 0.8% in 2014. The appreciation of the CHF against the dollar was approximately 2.7% in 2012, 2.7% in 2013 and a devaluation of approximately 10% in 2014.

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

The Companies Law further provides that a purchase of shares or voting rights of a public company or a class of shares of a public company, which will result in the purchaser's holding 90% or more of the company’s shares or class of shares, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company's shares or class of shares (including those shares held by shareholders who did not respond to the offer), if either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class. The shareholders, including those who indicated their acceptance of the tender offer (except if otherwise detailed in the tender offer document), may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

In addition, the Companies Law provides for certain limitations on a shareholder that holds more than 90% of the company’s shares, or class of shares.

Israeli courts might not enforce judgments rendered outside of Israel, which may make it difficult to collect on judgments rendered against us.

We are incorporated in Israel. Most of our directors and officers are not residents of the United States and some of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us, and our directors and executive officers may be difficult to obtain within the United States.

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

ITEM 4.     INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

        We are a real estate company engaged through our subsidiaries in purchasing and operating of real estate properties intended for leasing and resale primarily for the purpose of commercial, industrial, office space use as well as for residential purposes.

        We were founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Optibase Ltd. Our ordinary shares have been trading on The NASDAQ Global Market under the symbol "OBAS" since our initial public offering on April 7, 1999.

We listed our ordinary shares for trade on the Tel Aviv Stock Exchange Ltd., or the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of our ordinary shares from trade on the TASE was effective on September 28, 2008. The last day for trading of our ordinary shares on the TASE was September 24, 2008.

Commencing in February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Shlomo (Tom) Wyler and Arthur Mayer-Sommer started to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. In addition, during 2008 and 2011, we issued an aggregate number of 1,063,381 ordinary shares in a private placement to Mr. Wyler, who was considered, until September 12, 2012, our controlling shareholder, and as of the date of this annual report, serves as the Chief Executive Officer of our subsidiary Optibase Inc. Since 2012, Capri, our current controlling shareholder, and Gesafi Real Estate S.A., a Panama Corporation, or Gesafi, acquired 1,797,290 of our ordinary shares from Mr. Wyler. In addition, during November 2013, Gesafi transferred all of our ordinary shares held by it to Capri and on December 31, 2013, we issued a net sum of 1,300,580 of our ordinary shares to Capri, in consideration for twelve luxury condominium units purchased by us. During January-February 2015, Capri acquired additional 71,229 of our ordinary shares in two different transactions with an unrelated third party and on the Nasdaq Global Market.  For additional information see Item 7.A. “Major Shareholders”.

Since our foundation we were engaged in the Video Solution Business. On May 11, 2009, our board of directors resolved to expand and diverse our operations and enter into the fixed-income real estate sector. Our board of directors believed that due to the global financial crisis, the fixed-income real estate sector has become attractive and presents new business opportunities, and determined that there are opportunities, especially in Central and Western Europe and North America that are potentially beneficial for us and our shareholders that should be pursued. At a special shareholders meeting held on June 25, 2009, our shareholders approved the diversification of our operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation to do so. As of the date hereof, we have entered into certain agreements for the purchase of real estate assets. For further information, see Item 4.B “Business Overview” and Item 10.C “Material Contracts”.

On March 16, 2010, we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia), pursuant to which Optibase Technologies Ltd. and Stradis Inc. purchased all of the assets and liabilities related to our video solutions business. The closing of the transaction occurred on July 1, 2010.

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

Commencing in the fourth quarter of 2008 and as a result of the global economic and financial market crisis, there has been a slowdown in the real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. During the last year, the situation has changed in some of the real estate markets we are active in (i.e. Central and Western Europe and North America) as interest rates decreased and financial institutions are more inclined to grant financing for qualified assets. This has led to increased demand for real estate properties and an increased volume of transactions in most asset classes.

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

As of the date of this annual report, our portfolio includes the holdings of interests in four operating commercial properties as well as condominium units in three residential projects.

Properties

The following table provides details regarding real-estate assets properties wholly owned or controlled by us or by our subsidiaries, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)	NOI ($000) (5)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	34,271	10,363	95%	320	9,696
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	1,597	96%	134	1,558
Miami, Florida*	Miami, Florida	2010-2013	100%	Ownership	Residential - Condominium Units	4,258	774	72%	252	(93)
Portfolio Total/ Weighted Average	-	-	-	-	-	51,029	12,734	93%	268	11,161

* We hold several residential and condominium units located in Miami, Florida, all of which are 100% indirectly owned by our subsidiary Optibase Inc., as follows: (1) 21 units in the Marquis Residences (including a total of 3,231 net rentable square meters excluding redevelopment space), acquired on December 30, 2010; (2) three penthouse units in the Marquis Residences and Ocean One condominium in Sunny Isles Beach (including a total of 757 net rentable square meters excluding redevelopment space), acquired on April 9, 2013 and on August 22, 2013; and (3) one unit in the Continuum on South Beach Condominium (including a total of 270 net rentable square meters excluding redevelopment space), acquired on December 31, 2013.

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2014 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2014, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

(5) Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, plus real estate depreciation and amortization and general and administrative expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

A reconciliation of operating income to NOI is as follows:

Net operating income NOI (Non-GAAP):	Thousands US$

CTN	9,696
Rumlang	1,558
Miami	(93)
Total (“NOI”) (Non-GAAP)	11,161
less:
Real estate depreciation and amortization	3,813
General and administrative	2,167
Gain on sale of operating properties	(2,709)
Operating income	7,890

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

The following table provides details regarding our non-controlled real-estate assets or projects in which we indirectly own a minority stake, as of the date of this annual report:

Property less:	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Feet Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Feet ($)(4)
2 Penn Center Plaza	Philadelphia, Pennsylvania	October 12,2012	19.66%	Beneficial interest in the owner of the property	Commercial	523,554	10,254	85%	23
Texas Shopping Centers Portfolio	Houston, Dallas, San Antonio, Texas	December 31,2012	4%	Beneficial interest in the portfolio	Commercial	2,404,717	28,280	93%	13
Portfolio Total/ Weighted Average	-	-	-	-	-	2,928,271	38,534	92%	14

(1) Net rentable square feet at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2014 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2014, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

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

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meters of leasable space (approximately 377,000 square feet), is currently leased to 51 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 95% occupied.

The following table sets forth certain information regarding leases of tenants in the CTN Complex, as of December 31, 2014:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of Annual rent at expiration (%)
2015	16	2,199	6.4	680	6.6
2016	11	4,887	14.3	1,562	15.1
2017	7	5,578	16.3	1,555	15
2018	7	3,421	10	1,145	11
2019	4	598	1.7	243	2.3
Thereafter	6	15,672	45.7	5,178	50
Sub-total	51	32,355	94.4	10,363	100
Vacant	-	1,916	5.6	N.A	N.A
Total	51	34,271	100	10,363	100

*	The leases with the tenants described in the above table include notice periods ranging from one to twelve months and some leases with no break options at all.

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

Following the transaction, Eldista entered into a Consultancy Agreement with Swiss Pro Capital Limited, or Swiss Pro, a Cypriot company formerly known as Chessell Holdings which had introduced Optibase and Phoenix to the Property. Under the Consultancy Agreement, Swiss Pro will provide consultancy services to Eldista regarding the administration and supervision of the Property and its management. Swiss Pro will receive a monthly fee for its services and will also be entitled to a bonus based on future performance above a certain return on the investment. The term of the Consultancy Agreement is for two years, and ended on May 19, 2013. At the conclusion of the term, Swiss Pro ceased performing the consultancy services and Eldista ceased paying Swiss Pro an ongoing monthly fee. In addition, on July 14, 2013, Eldista exercised its right to prepay the full amount of the bonus that would be due to Swiss Pro according to the mechanism set forth in the Consultancy Agreement. For further details on a dispute between us and Swiss Pro which was settled in August 2014, see Item 8. “Financial Information - Legal Proceedings”.

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

On October 28 2011, we entered into a refinancing arrangement with Credit Suisse for the CTN complex. The refinancing involved a new mezzanine loan that Credit Suisse provided to OPCTN and a refinancing of the existing mortgage loan of OPCTN's subsidiary, Eldista. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The combined interest rate of the new loans is 0.83% compared with 1.8% that Credit Suisse charged on the previous mortgage loan. The loans are repaid at a rate of CHF two million per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares. For further information see Item 10.C “Material Contracts”.

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

The five-story building includes 12,500 square meters (approximately 135,000 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 15 tenants, and is currently 96% occupied.

The following table sets forth certain information regarding leases of tenants in the Rümlang property, as of December 31, 2014:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of Annual rent at expiration (%)
2015	7	8,299	66.4	1,094	66.9
2016	1	192	1.5	23	1.4
2017	3	974	7.8	156	9.6
2018	3	1,379	11	181	11.1
2019	1	998	8	179	11
Thereafter	-	-	-	-	-
Sub-total	15	11,842	94.7	1,633	100
Vacant	-	658	5.3	N.A	N.A
Total	15	12,500	100	1,633	100

*	The leases with the tenants described in the above table include notice periods notice periods ranging from three to six months and one lease with no break options at all.

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

The transaction was based on a valuation of Two Penn Center Plaza of approximately $66 million including existing nonrecourse mortgage financing in the principal amount of approximately $51.7 million provided by UBS Real Estate Securities, or UBS. The UBS mortgage loan has a fixed interest rate of 5.61%, maturing in May 2021, and requiring monthly payments of principal and interest of approximately $300,000. We made a capital contribution of approximately $4 million to acquire a 19.66% indirect beneficial interest in the owner of the property. For further information, see Item 7.B. “Related Party Transactions”.

Optibase 2 Penn, LLC is a limited partner in a larger joint venture that acquired 88% of the beneficial interests in the owner of the Two Penn Center Plaza. Two Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park. The building is currently leased to 137 tenants, primarily for general office and retail related usage. As of December 31, 2014, the Two Penn Center Plaza was 85% occupied and the annual rental income for the year 2014 totaled to approximately 10.4 million.

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

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The leasable area is currently 93.4% occupied. For the year ended on December 31, 2014, Texas shopping centers portfolio annual rental income totaled to approximately 28.1 million.

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

 To date, 15 of the 21 units are rented out and the remaining units are being offered for rental or sale. We intend to hold the units for investment purposes and will consider to continue renting or selling the units in accordance with our business considerations and market conditions.

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

To date, two penthouses are still undergoing renovations and remodeling, while the third unit’s renovation has been recently completed. We intend to hold the remaining two units for investment purposes and will consider renting or selling the units in accordance with our business considerations and market conditions.

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

The eleven units at the Flamingo-South Beach One Condominium, or Flamingo Condominium, are located on various floors of the South Building of the Flamingo Condominium, and ranging in size from 924 to 2,347 square feet. The Flamingo Condominium is a 15-story tower with 513 luxury residential units ranging in size from approximately 450 to approximately 2,347 square feet. On October 20, 2014, we sold the eleven units located in the Flamingo Condominium, in consideration for an aggregated gross price of $6.4 million, and we recorded a capital gain of approximately $2.7 million resulting from such transaction. For further details on the transaction to sell such eleven units, see Item 7.B. “Related Party Transactions” and Item 10.C. “Material Contracts”.

The unit at the Continuum on South Beach Condominium, or Continuum, is located on the 33rd floor of the North Tower of the Continuum on South Beach Condominium located at 50 S. Pointe Drive, Miami Beach, Florida. The Continuum on South Beach Condominium is a 37-story ocean-front tower with 203 luxury residential units ranging in size from 1,554 to 3,497 square feet. Residences of the Continuum on South Beach Condominium enjoy the right to use the common areas of the residence, including swimming pool, tennis courts, spa and a sporting club. At the closing of the acquisition of the Continuum Unit, the seller of the unit leased the Continuum Unit from us for a term of 36 months. We intend to hold the unit for investment purposes and will consider to continue renting or selling the unit in accordance with our business considerations and market conditions.

For further information, see Item 7.B. “Related Party Transactions”.

German Commercial Properties Portfolio

For information on our entrance into a transaction to acquire a real estate properties portfolio in Germany, see Item 10.C. “Material Contracts”.

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in Switzerland are Lem SA and Novimune SA, located in the CTN complex. As of December 31, 2014, these tenants occupied approximately 12,930 square meters and accounted for approximately $4.5 million of rent income, or approximately 28% of our gross leasable area in Switzerland and approximately 37%, of our annual rent in Switzerland. No other tenant accounted for over 5% of our annual rent.

Competition

The real estate market is highly competitive and is characterized by a large number of competitors. The main factor affecting competition in this market is geographic location of property. There are properties in close proximity to some of our properties that are similar in purpose and use, which has the effect of increasing competition for the leasing of those properties as well as reducing the rental rates for those properties. Other factors affecting competition are the leasing price, the physical condition of the properties, the finishing of the properties and the level of the management services provided to tenants. Furthermore, the overall economic and financial trends as reflected, among other things, in interest rates, may further increase competition, leading to a reduction of rental fees and a decline in demand for properties. However, as most of our real estate is leased under medium to long term agreements, we believe that our exposure is limited to most of the effects of slowdown in the real estate market, although a significant change in market conditions may adversely affect our ability to maintain current rates of occupancy or current rent levels.

Remaining items of the Video Solution Business

In connection with the Vitec transaction, Vitec and us have been unable to come to an agreement as to several disputes which arose between the parties and which relate, inter alia, to the adjustment amount to be added to the consideration, the collection of sums payable from past clients services and maintenance contracts and other obligations made towards us by Vitec. Since 2010 and until 2014, we were a party to arbitration proceedings with Vitec. Such arbitration proceedings came to an end in March 2014. For further information, see Item 8. “Financial Information - Legal Proceedings”.

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

4.C. ORGANIZATIONAL STRUCTURE

As of December 31, 2014, we have been managing our activity through our two wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California, the United States in 1991, Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009, and through our 51% held subsidiary OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011. Our subsidiaries hold the following companies: Optibase Inc. wholly owns Optibase Real Estate Miami LLC, Optibase 2Penn LLC, OPTX Equity LLC, OPTX Lender LLC and Optibase FMC LLC, all limited liability companies which were incorporated in Delaware or Florida, United States. Optibase SARL wholly owns Optibase RE1 SARL and Optibase RE2 SARL, which were incorporated in Luxemburg. Optibase SARL wholly owns Optibase Bavaria GmbH & Co. KG, a German partnership, and Optibase Bavaria Holding GmbH, a German corporation. OPCTN S.A. wholly owns Eldista GmbH, which was incorporated in Switzerland.

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

Since then, we have entered into eight real estate transactions:

•	the acquisition of a commercial building located in Rümlang, Switzerland;
•	the acquisition of 21 apartments in a residential property located in Miami, Florida;
•	the acquisition of a 51% stake in a Swiss company holding a commercial property in Geneva, Switzerland;

•	the acquisition of approximately 20% beneficial interest in the owner of a commercial office building in Philadelphia;
•	the acquisition of an approximately 4% beneficial interest in a portfolio of shopping centers in Texas;
•	the acquisition of three penthouses in a residential property located in Miami, Florida;
•	the acquisition of twelve luxury condominium units located in Miami Beach, Florida;
•	the sale of eleven luxury condominium units located in Miami Beach, Florida; and
•	the acquisition of a retail portfolio of twenty-seven (27) commercial properties in Germany.

For further information, see Item 4.B “Business Overview”.

Our consolidated financial statements are presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP.

Our functional currency is the U.S dollar.

The functional currencies of our subsidiaries are CHF and U.S dollar. We have elected to use the U.S. dollar as our reporting currency for all years presented.

While the functional currency of our subsidiaries in the United States is the U.S dollars, the functional currency of the subsidiaries in Switzerland is their lead currency, i.e., CHF. Since our functional and reporting currency is the U.S dollars, the financial statements of Optibase Real Estate SARL and OPCTN S.A whose functional currency has been determined to be CHF have been translated into U.S. dollars. Assets and liabilities of this subsidiary are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

As of December 31, 2014, we had available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $22.9 million. As of March 30, 2015, we have available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately 22.9 million. For information regarding the investment of our available cash, see Item 5.B. “Liquidity and Capital Resources” below.

Our business may be affected by the condition in Israel, see Item 3.D. “Risk Factors”.

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

Gain on sale of operating properties

Gain on sale of operating properties consists of sale of eleven condominium units located in Miami Beach, Florida during 2014.

Equity share in earnings (losses) of associates, net

Associates in which we have significant influence over the financial and operating policies without having control are accounted for using the equity method of accounting, accordingly we recorded during 2014 an equity loss in associate of our holdings of Two Penn Center Plaza in Philadelphia, Pennsylvania.

Other income (loss)

Other income (expenses), net, consists of dividend received and interest income on loan to associated company and impairment expenses.

Financial income (expenses), Net

Financial expenses consist primarily of interest we paid in connection with bank loans, currency hedging transactions, and losses from realization of securities and financial instruments. Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities and financial instruments. Our exchange differences occur primarily as a result of the change of the NIS value relative to the U.S. dollar and to the CHF.

Taxes

As of 2014, Israeli companies are generally subject to a corporate income tax rate of 26.5%. The income tax rate for Israeli companies was increased to 25% in 2012 and thereafter.

        Taxable income of Luxemburg, Switzerland and the United States is subject to tax at the rate of approximately 29%, 24% and 34% respectively in 2014.

We have final tax assessments through the tax year 2010.

As of December 31, 2014, we had approximately $68 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $30 million that can be carried forward and offset against taxable income for 20 years, no later than 2034. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Net Income Attributable to Non-Controlling Interest.

 Net income attributed to non-controlling interest following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2012, 2013 and 2014 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2012	2013	2014

Fixed income real estate	100.0%	100.0%	100.0%
Costs and expenses:
Cost of real estate operations	14.4	16	19.9
Real estate depreciation and amortization	18.8	24.6	27.4
General and administrative	15.1	13.6	15.5
Total costs and expenses	48.3	54.2	62.8
Gain on sale of operating properties	-	-	19.4
Operating income	51.7	45.8	56.6
Equity share in losses of associates, net	(0.2)	(1.3)	(1.3)
Other income (expenses), net	(0.7)	2.8	2.8
Financial expenses, net	(9.1)	(9.8)	(8.3)
Income before provision for tax	41.7	37.5	49.8
Provision for tax	(12)	(11.1)	(10.8)
Net income from continuing operations	29.7	26.4	39
Net income	29.7	26.4	39
Net income attributable to non-controlling interest	18.1	15.7	15
Net income (loss) attributable to Optibase	11.6	10.7	24

Results of Operations for the Years Ended 2014 and 2013

Fixed income from real estate rent. Our fixed income real estate rent increased in 2014 to $13.9 million compared to $13.7 million in 2013. The increase is mainly attributed to rental income deriving from the twelve luxury condominium units in Miami purchased in December 2013.

Cost of real estate operations. Our cost of real estate operation increased in 2014 to $2.8 million compared to $2.2 million in 2013. Such costs increased in 2014 mainly due to an increase in building maintenance expenses related to the new properties purchased in Miami, Florida.

        Real estate depreciation and amortization. Our real estate depreciation and amortization in 2014 increased to $3.8 million compared to $3.4 million in 2013. Such costs increased in 2014 mainly due to increase in depreciation expenses related to the new properties purchased in Miami, Florida.

General and Administrative Expenses. General and administrative expenses increased to $2.2 million in 2014 from $1.9 million in 2013. The increase can be mainly attributed to a one-time, non-recurring expenses in connection the settlement agreement between us and Swiss Pro, as detailed in Item 8. “Financial Information - Legal Proceedings”.

Gain on sale of operating properties. We recorded a gain on sale of operating properties of $2.7 million in 2014 due to the sale of eleven condominium units located in Miami Beach, Florida during 2014.

Operating Income. As a result of the foregoing, we recorded operating income of $7.9 million in 2014 compared with an operating income of $6.3 in 2013. The increase in our operating income in 2014 is mainly due to gain on sale of operating properties and partially, increase in rental income offset by increase in depreciation expenses and by one-time, non-recurring general and administrative expense, in connection the settlement agreement between us and Swiss Pro, as detailed in Item 8. “Financial Information - Legal Proceedings”.

Equity share in losses of associates, net. We recorded $186,000 equity loss associated with 2 Penn Philadelphia LP, a limited partnership of which our wholly-owned subsidiary, Optibase 2 Penn, LLC, is a limited partner.

Other income (loss). We recorded other income of $394,000 in 2014 related to dividend received and interest income on loan to an associated company.

 Financial Expenses, Net. We recorded financial expenses, net of $1.1 million in 2014, compared with financial expenses, net of $1.3 million in 2013. The change can be mainly attributed to interest SWAP transaction, as well as foreign currency translation differences.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 “Income Taxes”, or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, we recorded tax expenses of $1.5 million in 2014 and 2013, respectively, mainly related to our Luxemburg subsidiaries.

Net Income. As a result of the forgoing, we recorded net income of $5.4 million in 2014, compared with a net income of $3.6 million in 2013.

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

Other income (loss). We recorded other income of $384,000 in 2013 related to dividend received and interest income on loan to associated company.

 Financial Expenses, Net. We recorded financial expenses, net of $1.3 million in 2013, compared with financial expenses, net of $1.2 million in 2012. The change can be mainly attributed to interest SWAP transaction, as well as foreign currency translation differences.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 “Income Taxes”, or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, we recorded tax expenses of $1.5 and $1.6 million in 2013 and 2012, respectively, both related to our Luxemburg subsidiaries.

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

Long- Lived Assets including intangible assets

The Company and its subsidiaries long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2013 and 2014, no impairment losses have been identified.

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

Contingencies

We periodically estimate the impact of various conditions, situations and/or circumstances involving uncertain outcomes to our financial condition and operating results. These events are called “contingencies”, and the accounting treatment for such events is prescribed by the ASC 450 “Contingencies”. ASC 450 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur”. Legal proceedings are a form of such contingencies.

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

Income Taxes

The Company and its subsidiaries accounts for income taxes in accordance with ASC Topic 740, “Income Taxes” or ASC 740, which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

        ASC 740 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. Our policy is to accrued interest and penalties related to unrecognized tax benefits in our financial expenses. No adjustments were required upon the initial implementation of this guidance.

Recent Accounting Pronouncements

In April 2014, the FASB issued ASU No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU No. 2014-08 amends the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. The amendments require expanded disclosures for discontinued operations that would provide users of financial statements with more information about the assets, liabilities, revenues, and expenses of discontinued operations and disclosure of the pretax profit or loss of individually significant components of an entity that do not qualify for discontinued operations reporting. ASU No. 2014-08 is to be applied prospectively to all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within fiscal years, and interim periods within those years, beginning after December 15, 2014. We elected to early adopt the provisions of ASU No. 2014-08 beginning July 1, 2014. Following the adoption, the gain from sale of 11 residental condominium units was recorded within continuing operation.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 ASU 2014-09 “Revenue from Contracts with Customers” ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

5.B. LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through private and public sales of our equity securities and banks credit. As of December 31, 2014, we had cash and cash equivalents, long term investments, restricted cash and other financial investments net of $22.9 million, and as of March 30, 2015, we have available cash, and cash equivalents of approximately 22.9 million.

Net cash provided by our operating activities was $5.3 million, $7.4 million and $6.8 million in December 31 of each of the years 2014, 2013 and 2012, respectively.

Net cash provided for operating activities in 2014 was primarily the result of net income for the period, as adjusted for depreciation and amortization, minority interests in losses of a subsidiary, increase in accrued expenses and other accounts payables, offset by the decrease in short term liabilities, decrease in deferred tax liabilities, increase in other accounts receivable and prepaid expenses, and by gain on sale of real estate. Net cash provided for operating activities in 2013 was primarily the result of net income for the period, as adjusted for depreciation and amortization, increase in accrued expenses and other accounts payables, minority interests in losses of a subsidiary, partially offset by the decrease in long term liabilities and decrease in trade receivable. Net cash provided by operating activities in 2012 was primarily the result of our net income for the period, as adjusted for, depreciation and amortization, minority interests in losses of a subsidiary, decrease in other accounts receivable and prepaid expenses and trade receivables, net, partially offset by the decrease in long term liabilities and decrease in accrued expenses and other accounts payables.

Net cash provided from investment activities in 2014 totaling $5.2 million reflects primarily the sale of 11 residential condominium units located in Florida through our wholly-owned subsidiary, offset by investments in building improvements. Net cash used for investment activities in 2013 totaling $5.7 million reflects primarily the investments we have entered into during 2013 for the acquisition of three condominium units through our wholly-owned subsidiary Optibase Inc. Net cash used in investing activities in 2012 totaling $8.2 million reflects primarily the two additional investments we have entered into during 2012, the acquisition of an approximately 20% beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, and the acquisition of approximately 4% beneficial interest in a portfolio of shopping centers in Texas.

Net cash used for financial activities in 2014 totaling $4.7 million reflects loans repayment and dividend distribution. Net cash used for financial activities in 2013 totaling $2.6 million reflects loans repayment. Net cash provided from financial activities in 2012 totaling $2.6 million was primarily the result of a repayment of a long term loan totaling $2.55 million and of a repayment of loan to non-controlling interest totaling $53,000.

During 2014, we invested our available cash solely in interest bearing bank deposits and money market funds with various banks. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

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

In July 2013, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, or the Regulations, the receipt of guarantees, or the Guarantees, from our controlling shareholder or any affiliate thereof, or collectively, the Controlling Shareholder, to financing institutions in connection with our subsidiaries' or affiliated companies' real estate and real estate related activities, or the Real Estate Activities, all in accordance with the terms detailed below. The purpose of the receipt of the Guarantees is to increase our financial resources in order to expand our Real Estate Activities. The Guarantees will be provided by the Controlling Shareholder to financing institutions in for a credit or loan to be provided to us, our subsidiaries or affiliated companies by such financing institutions in the event we are unable to provide sufficient equity in connection with the Real Estate Activities. The Guarantees will be provided for credit or loan amounts that will not exceed US $20 million per year, effective as of July 18, 2013, and up to US $60 million for a three-year period. The Guarantees will be in effect for the entire duration of the credit agreement or loan facility. We, our subsidiaries or our affiliated companies will not bear any costs or expenses in connection with the provision of the Guarantees and will not indemnify the Controlling Shareholder in case such Guarantees are exercised. As of the date of this annual report, we have not received any Guarantee from the Controlling Shareholder.

We believe that, considering the use of cash in our ongoing operations, together with the existing sources of liquidity described above, our working capital will be sufficient to meet our present requirements and our needs for cash for at least the next 12 months. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions, including the transaction we recently entered into for the acquisition of a real estate properties portfolio in Germany (see Item 10.C. “Material Contracts”), which requires more funds than are currently available. Therefore, we would likely seek additional equity or debt financing, although we cannot assure you that we would be successful in obtaining such financing on favorable terms or at all.

5.C. RESEARCH AND DEVELOPMENT

For grants received from certain entities, see Item 4.B. “Business Overview - Research and Development” above.

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

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional downgrades of sovereign credit ratings and economic slowdowns. In August 2011, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+”. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. These developments, and the U.S. government’s credit concerns in general, could cause interest rates and borrowing costs to rise. In addition, the lowered credit rating could create broader financial turmoil and uncertainty. In addition, during 2013, the pressure on properties’ pricing have eased somewhat and the U.S. real estate market was showing signs of stabilization and an increase towards the end of the year. During 2014 the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Economically, that had been supported by moderate job growth, record housing affordability and fewer distressed property sales. More recently we have witnessed yet a further increase in demand for quality projects both in the residential and the commercial markets. Recent studies also show a significant increase in residential rental prices in major cities across the U.S.

In addition, the Swiss economy led to a slight increase in demand in the office property market in 2011. In particular, Switzerland remains an attractive location for international service providers and corporate headquarters. There is also still a demand for high-quality, modern spaces, which ultimately allows for a certain stability on the rent level. However, while jobs were still being created at the beginning of 2011, the Swiss economy slowed down and consumer sentiment dimmed somewhat in the second half of the year. Towards the end of the year, the demand for office space slowed down due to announced and expected job losses. During 2013 and throughout 2014, as Swiss interest rates declined further, the Swiss real estate prices remained stable in most segments, while other segments were showing signs of increase mainly due to the low interest rates and lack of investments alternatives. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be slowing down further, in particular the demand for prime office space and the price for such real estate properties. Although economic conditions were promising in 2013, stagnating sales, depressed income and ongoing structural challenges meant that demand for retail floor space was modest. In addition, the two most highly developed tenant markets, Zurich and Geneva, are exposed to growing oversupply of office space. Despite the above, market values on direct investments generally continued to rise, mainly due to low interest rates. As this was accompanied by moderate demand for rents and stability in rental prices, the overall yields on such investments have decreased further. Recently, the Swiss Central Bank has set negative interest rates for CHF deposits. This in-turn pushed investors to further invest in the real estate market while looking for investments alternatives to generate positive returns on their investments.

Our financial income is affected by changes in the 6-month Libor rate, see Item 3.D. “Risk Factors - Risks Relating to the Economy, Our Financial Condition and Shareholdings” above.

Since the quarter ended June 30, 2004 and except for several non-continuous quarters during 2009 and 2010 and 2011, we operated at a loss. During 2012, except for the second quarter, and during 2013 and 2014, we have been profitable.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2014:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Long-Term Debt	112,481	2,401	7,203	4,802	98,075
Capital Lease Obligations	6,527	106	317	211	5,893
Lease Obligations	78	65	13	-	-
Purchase Obligations	-	-	-	-	-
Severance pay	-	-	-	-	-
Other Long-Term Obligations	-	-	-	-	-
Total Contractual Cash Obligations	119,086	2,572	7,533	5,013	103,968

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position
Alex Hilman	62	Executive Chairman of the board of directors
Amir Philips	46	Chief Executive Officer
Shlomo (Tom) Wyler	64	Chief Executive Officer of Optibase Inc.
Yakir Ben-Naim	43	Chief Financial Officer
Orli Garti Seroussi (1)(2)(3)	55	Director
Danny Lustiger(1)(3)	47	Director
Chaim Labenski(1)(2)(3)	67	Director
Reuwen Schwarz	38	Director

(1)	Member of our audit committee
(2)	External director
(3)	Member of our compensation committee

On October 22, 2014, our shareholders approved the re-election of Alex Hilman, Danny Lustiger and Reuwen Schwarz as directors of the Company. On December 19, 2013, our shareholders approved the re-election of Orli Garti Seroussi and Chaim Labenski, as external directors of the Company, and the compensation terms of Mr. Shlomo (Tom) Wyler as the Chief Executive Officer of Optibase Inc., our subsidiary.

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

Alex Hilman serves as Executive Chairman of our board of directors since September 2009. He has joined our board of directors in February 2002. Mr. Hilman is a certified accountant in Israel (C.P.A ISR.), and a partner in Hilman & Co., accountancy firm which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves as a board member in other companies in Israel and abroad. Mr. Hilman was the president of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC (International Federation of Accountants), and was a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hilman has also held professional and management positions at the ITA (the Israeli Tax Authorities) and lectured Taxation in Tel Aviv University. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

Orli Garti Seroussi joined our board of directors on January 31, 2008 as an external director. Ms. Garti-Seroussi serves as an Independent Business Consultant and as an external director of Athelon Ltd. During 2012 and 2013, Ms. Garti-Seroussi served as the Deputy Director and CFO of the Jerusalem Cinematheque - Israel Film Archive. From August 2001 until June 2011, Ms. Garti-Seroussi served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University. Ms. Garti-Seroussi is a Certified Public Accountant in Israel.

Danny Lustiger joined our board of directors in October 2009. Mr. Lustiger is the president and Chief Executive Officer of Cupron Scientific Ltd. and has over 18 years of experience in various aspects of Hi-Tech industry at senior positions together with Real estate and infrastructure industries, experience at senior position in public companies. From 2007 until 2009, Mr. Lustiger served as the Chief Financial officer of Shikun & Binui Holdings Ltd. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

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

Reuwen Schwarz joined our board of directors in July 2014. Mr. Schwarz serves as an independent contractor providing services to the Company since November 2013. Since 2012, Mr. Schwarz serves as a real estate manager for a private company. From 2008 through 2012 Mr. Schwarz has served as a manager for Centris Capital AG. From 2006 through 2008 Mr. Schwarz has served as a banker for Meinl Bank AG, Vienna. Mr. Schwarz holds a Magister (MA) degree from the University of Economic and Business Administration Vienna, Austria.

6.B. COMPENSATION

The compensation terms for the Company’s directors and officers is derived from their employment and services agreements and comply with our Compensation Policy for Executive Officers and Directors as approved by the Company’s shareholders on December 19, 2013, or the Compensation Policy.

The table and summary below outline the compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2014. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2014.

Name and Position of director or officer	Salary or Monthly Payment (1)	Value of Social benefits (2)	Bonuses		Value of Equity Based Compensation Granted (3)		All Other Compensation (4)	Total
	(U.S. dollars in thousands)
Amir Philips, Chief Executive Officer (5)	186	50	50	(10)	34	(11)	41	361
Shlomo (Tom) Wyler, Chief Executive Officer of Optibase Inc. (6)	170	10	-		17	(12)	27	224
Yakir Ben-Naim, Chief Financial Officer (7)	89	27	-		-		15	131
Alex Hilman, Executive Chairman of our board of directors (8)	67	-	-		36	(13)	-	103
Reuwen Schwarz, Director (9)	64	-	-		-		9	73

(1)
“Salary” means yearly gross base salary with respect to our Executive Officers (Mr. Philips, Mr. Wyler and Ms. Ben-Naim). “Monthly Payment” means the aggregate gross monthly payments with respect to the members of our board of directors (Mr. Hilman and Mr. Schwarz) for the year 2014.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of amounts recognized as share-based compensation (options and restricted shares) expense on our financial statements for the year ended December 31, 2014.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), telephone, basic health insurance, travel expenses and holiday presents.

(5)
Mr. Philips’ employment terms as our Chief Executive Officer provide that Mr. Philips is entitled to a monthly base gross salary of NIS 55,000 (approximately $15,000). Mr. Philips is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of six months. During such advance notice period, Mr. Philips will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him.

(6)	For details on Mr. Wyler’s compensation terms as approved by our shareholders on December 19, 2013, see Item 7.B. “Related Party Transactions”, below.

(7)
Ms. Ben-Naim’s employment terms as our Chief Financial Officer provide that Ms. Ben-Naim is entitled to a monthly base gross salary of NIS 28,000 (approximately $8,000). Ms. Ben-Naim is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits including communication expenses. In addition, Ms. Ben-Naim is entitled to reimbursement of car-related expenses from us. Ms. Ben-Naim’s employment terms include an advance notice period of three months. During such advance notice period, Ms. Ben-Naim may be entitled to all of the compensation elements, and to the continuation of vesting of her options or restricted shares, if granted.

(8)
The compensation terms of Mr. Hilman as the Executive Chairman of our board of directors were approved by our shareholders on October 19, 2009. For details on Mr. Hilman’s compensation terms, including options and restricted shares granted to him, see Item 7.B. “Related Party Transactions”, below.

(9)
Mr. Reuwen Schwarz entered into a service agreement with us, for the provision of real estate related consulting services to us, our subsidiaries and affiliates. Such agreement, including the compensation terms of Mr. Schwarz in consideration for the services under the agreement, were approved by our shareholders on December 19, 2013. For further details see Item 7.B. “Related Party Transactions”, below.

(10)	On October 22, 2014, our shareholders approved, following the approval of our compensation committee and board of directors, the grant of a special bonus in the amount of $50,000 to Mr. Philips.

(11)
See footnote no. 3 above. We granted Mr. Philips 39,078 options and 5,600 restricted shares that are currently exercisable or exercisable within 60 days as of March 24, 2015. In addition, we granted Mr. Philips 2,083 options that are currently unvested and will remain unvested within 60 days as of March 24, 2015 and 6,400 restricted shares issued to a trustee under our 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of March 24, 2015 or within 60 days thereafter.

(12)
See footnote no. 3 above. We granted Mr. Wyler 15,000 options and 2,400 restricted shares that are currently exercisable or exercisable within 60 days as of March 24, 2015. In addition, we granted Mr. Wyler 5,000 options that are currently unvested and will remain unvested within 60 days as of March 24, 2015.

(13)
See footnote no. 3 above. we granted Mr. Hilman 36,850 options and 6,800 restricted shares that are currently exercisable or exercisable within 60 days as of March 24, 2015. In addition, we granted Mr. Hilman 5,000 options that are currently unvested and will remain unvested within 60 days as of March 24, 2015 and 6,000 restricted shares issued to a trustee under our 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of March 24, 2015 or within 60 days thereafter.

   In addition, all of our directors and officers are entitled to benefit from coverage under our directors’ and officers’ liability insurance policies and were granted letters of indemnification by us. For further details see “Indemnification, exemption and insurance of Directors and Officers”, below.

Following the approval by our shareholders on December 19, 2013 and in accordance with our Compensation Policy (for further information, see item 6.D. “The Compensation Committee”), each of our directors (including external directors and independent directors, but excluding the executive chairman of our board of directors and directors who serve in other roles at the Company) is entitled to a grant of compensation pursuant to the fixed amounts permitted to be paid to external directors (depending on our equity level), all in accordance with applicable regulations promulgated under the Companies Law, or the 'External Directors' Compensation Regulations, as may be from time to time. This remuneration is paid plus value added tax (as applicable). Directors are reimbursed for expenses incurred as part of their service as directors. None of the directors have agreements with us that provide for benefits upon termination of service.

As of December 31, 2014, eight persons served in the capacity as directors or executive officers in our Company and beneficially owned as of such date, options to purchase an aggregate of 12,166 ordinary shares which have not vested on March 25, 2015 or within 60 days thereafter. The exercise price of the options is from $7.79 to $10 per option, the vesting period is spread out over a 4-year period and the expiration date of such options is generally seven years as of their date of grant. In addition, as of March 24, 2015, our directors and executive officers beneficially owned 288,943 shares (of which 103,478 shares are issuable upon exercise of options that are currently vested or will vest within 60 days as of March 24, 2015). For further information, see item 6.E. “Share Ownership”.

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

❖
Financial liability imposed on him or her for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in section 52(54)(A)(1)(a) of the Israeli Securities Law;

❖	Expenses incurred by him or her in connection with Administrative Proceedings (as defined above) he was involved in, including reasonable litigation fees, and including attorney fees; or

❖	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our director or officer.

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

❖
Financial liability he or she incurs for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in section 52(54)(A)(1)(a) of the Securities Law. For this purpose “Administrative Proceeding” shall mean a proceeding pursuant to Chapters H3 (Imposition of Monetary Sanction by the Israel Securities Authority), H4 (Imposition of Administrative Enforcement Means by the Administrative Enforcement Committee) or I1 (Settlement for the Avoidance of Commencing Proceedings or Cessation of Proceedings, Conditioned upon Conditions) of the Securities Law, as shall be amended from time to time.

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

❖	an intentional or reckless breach of the duty of care, except for if such breach was made in negligence;

❖	an act done with the intention of unduly deriving a personal profit; or

❖	Fine, civil penalty, a financial sanction or penalty imposed on the directors or officers.

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

We currently have an insurance policy for our directors' and officers' liability, including as directors or officers of our subsidiaries, for the period commencing on August 1, 2014 and ending on July 31, 2015, as approved by our compensation committee, audit committee and board of directors. The coverage amount under such policy and the yearly premium to be paid by us for such policy are US $10,000,000 and US $50,000, respectively. The terms of such policy are in accordance with our Compensation Policy and in accordance with the framework resolution with respect to the purchase by us, from time to time, of directors’ and officers’ liability insurance policies, including as directors or officers of our subsidiaries, as approved by our shareholders at the annual general meeting held at December 19, 2013.

We have undertaken to indemnify all of our directors and officers, including Mr. Tom Wyler, the Chief Executive Officer of our subsidiary Optibase Inc., to the fullest extent permitted by the Companies Law and our articles of association and entered into an indemnity letter with each of our directors and executive officers. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of our shareholders’ equity, as set forth in our financial statements prior to such payment; or (ii) $10 million. On November 17, 2011, our shareholders approved an amendment to the letters of indemnification issued by us to all of our directors and officers, with respect to recent amendments to the Israeli Securities Law, in connection with administrative proceedings. In addition, on October 22, 2014, our shareholders further approved the following amendments to the letters of indemnification issued by us to all of our directors and officers: (a) inclusion of additional events upon the occurrence of which we may indemnify our current and future directors and officers; and (b) increase of the aggregate and accumulated indemnification amount that we may pay our directors and officers, to an amount that shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in our most recent consolidated financial statements prior to such payment; (ii) $10 million.

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

Pursuant to the Companies Law, at least one external director is required to have “accounting and financial expertise” and the other is required to have “professional qualification” or “accounting and financial expertise”. A director has “professional qualification” if he or she satisfies one of the following:

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

(i)
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

The Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include, among others, identifying irregularities and deficiencies in the management of the company’s business and approval of related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company’s external directors. In addition, the majority of its members shall be independent directors in accordance with the requirements of The Companies Law.  However, the chairman of the board of directors, any director employed by the company or by its controlling shareholder or by any other entity controlled by such controlling shareholder or a director providing, on a regular basis, services to the company, to any controlling shareholder or to other entity controlled by such controlling shareholder, or any director whose livelihood relies on any controlling shareholder, may not be a member of the audit committee. Any controlling shareholder and any relative of a controlling shareholder may also not be a member of the audit committee. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years. An audit committee recommends approval of transactions that are deemed interested party transactions, including directors’ compensation and transactions between a company and its controlling shareholder or transactions between a company and another person in which its controlling shareholder has a personal interest. The audit committee must also determine whether a transaction constitute an extraordinary transaction. Pursuant to Amendment 22 to the Companies Law, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to ensure that a competitive procedure is conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; and (ii) setting forth the approval process for transactions that are 'non-negligible' (i.e. transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

The Compensation Committee

Under the Companies Law (as recently amended, see Item 10.B. “Memorandum and Articles of Association – Compensation of Officers and Directors”), a public company is required to appoint a compensation committee. The compensation committee must consist of at least three directors, must include all the external directors, the majority of its members must be external directors, and its chairman must be an external director. In addition, all members of the compensation committee must meet the requirements under the Companies Law for membership in the audit committee, as described above.

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

The members of our compensation committee are Mr. Chaim Labenski, Mr. Danny Lustiger and Ms. Orli Garti-Seroussi.

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

6.D. EMPLOYEES

Since the sale of our Video Solutions Business on July 1, 2010 and as of the date of this annual report, we have nine employees, including employees in our subsidiaries, all of them employed in our general and administrative, finance and human resources divisions.

All of our employees are currently employed pursuant to personal employment agreements.

6.E. SHARE OWNERSHIP

As of March 24, 2015, our current directors and executive officers (eight persons) beneficially owned an aggregate of 288,943 ordinary shares of our Company of which 103,478 shares are issuable upon exercise of options that may be currently exercisable or exercisable within 60 days of March 24, 2015. Such number excludes 12,400 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which have not vested as of March 24, 2015 or 60 days thereafter, and award their holder no voting and equity rights. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares. See Item 7.A. “Major Shareholders” for more information regarding Mr. Wyler's holdings.

Incentive Plans

As of March 24, 2015, options to purchase 112,000 of our ordinary shares were outstanding, with exercise prices ranging from $5.96 to $10 per share. As of March 24, 2015, 99,834 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally seven years from the date of their grant. As of December 31, 2013 and 2014, the number of options reserved for issuance under our plans was 470,722 and 482,722, respectively.

As of March 24, 2015 or within 60 days thereafter, an aggregate of 191,690 ordinary shares has been reserved for issuance under the 2006 Plan, and 12,400 were granted and are outstanding. As of December 31, 2013 and 2014, the number of restricted shares reserved for issuance under the 2006 Plan was 57,690 and 49,690, respectively.

The following table shows the number of options and restricted shares outstanding and reserved for issuance under each of our incentive plans, as of March 24, 2015 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance
1999 Israeli Plan	112,000	482,722
Plan	Number of shares outstanding	Number of shares reserved for issuance
2006 Israeli Incentive Compensation Plan	12,400	191,690

The following is a description of our incentive plans currently in effect.

1999 Plans

In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the “1999 Plans” both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. In May 2003 we amended our 1999 Israeli Plan to provide for the grant of options to Israeli optionees under the new capital gains track provisions of the Israeli Tax Ordinance. As of March 24, 2015, or within 60 days thereafter, an aggregate of 482,722 ordinary shares has been reserved for issuance under the 1999 Israeli Plan, and 112,000 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2006 Israeli Incentive Compensation Plan

In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. In November 2013, our board of directors approved the increase of number of shares under the 2006 Plan in additional 50,000 shares and in August 2014, our board of directors approved the increase of number of shares under the 2006 Plan in additional 150,000 shares. As of March 24, 2015 or within 60 days thereafter, an aggregate of 191,690 ordinary shares has been reserved for issuance under the 2006 Plan, and 12,400 were granted and are outstanding.

NASDAQ Listing Rules permit foreign private issuers to follow home country practices in regard to certain requirements, including the requirement to obtain shareholder approval in connection with the establishment of certain incentive plans. In June and September 2006, we notified NASDAQ that we elected to follow home practices with regard to the adoption of, and the amendment to, the 2006 Plan. Accordingly, the adoption of, and the amendments to, the 2006 Plan were not approved by our shareholders.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our outstanding ordinary shares as of March 24, 2015 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	3,796,284	74.07
Shareholding of all directors and officers as a group (eight persons)(3)	288,943	5.53

(1) Number of shares and percentage ownership is based on 5,125,230 ordinary shares outstanding as of March 24, 2015. Such number excludes: (i) 45,895 ordinary shares held by us or for our benefit, and (ii) 12,400 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 24, 2015 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.
(2) The information is accurate as of March 18, 2015, and based on Amendment No. 6 to Schedule 13D filed with the SEC on March 18, 2015, by The Capri Family Foundation. According to such Amendment No. 6 to Schedule 13D, Capri directly owns 3,796,284 of our ordinary shares. The core activity of Capri is the holding of investments. In addition, the beneficiaries of Capri are the children of Mr. Tom Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.
(3) Includes 185,465 ordinary shares and 103,478 ordinary shares issuable upon exercise of options exercisable within 60 days of March 24, 2015. Excludes 12,400 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on March 24, 2015 or within 60 days thereafter and do not acquire any voting or equity rights.

Significant changes in the ownership of our shares.

All numbers of ordinary shares below was adjusted to reflect a one-for-five reverse share split of our ordinary shares that we effected on September 27, 2012. See Item 4.A. “History and Development of the Company - Reverse Share Split”.

The following table specifies significant changes in the ownership of our shares held by Shlomo (Tom) Wyler. This information is based on Schedules 13D filed by Shlomo (Tom) Wyler during the period beginning on January 1, 2012, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Shlomo (Tom) Wyler	November 21, 2012	159,218*

*
Excluding outstanding options to purchase 20,000 Ordinary Shares which have expired on December 16, 2011 and 40,000 Ordinary Shares which have expired on December 5, 2009, and including 2,400 vested restricted shares.

For further information regarding a private placement to Shlomo (Tom) Wyler, see Item 7.B “Related Party Agreements”.

The following table specifies significant changes in the ownership of our shares held by Gesafi Real Estate S.A. This information is based on Schedules 13D filed by Gesafi Real Estate S.A during the period beginning on January 1, 2012, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Gesafi Real Estate S.A*	June 14, 2012	627,185
Gesafi Real Estate S.A	November 21, 2012	1,127,185
Gesafi Real Estate S.A	February 3, 2014	0**

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

The following table specifies significant changes in the ownership of our shares held by The Capri Family Foundation. This information is based on Schedules 13D filed by The Capri Family Foundation during the period beginning on January 1, 2012, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
The Capri Family Foundation*	November 21, 2012	1,297,290
The Capri Family Foundation	February 3, 2014	3,725,055
The Capri Family Foundation	March 18, 2015	3,796,284**

*	To the best of our knowledge, the beneficiaries of The Capri Family Foundation are the children of Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.
**
The information is based on Amendment No. 6 to Schedule 13D filed with the SEC on March 18, 2015, by Capri, in connection with the acquisition of an additional 71,229 ordinary shares by Capri, as follows: (a) on January 30, 2015, Capri acquired an additional 52,483 ordinary shares in a private transaction with an unrelated third party at a price of $6.71 per share; and (b) on February 25, 2015, Capri acquired an additional 18,746 ordinary shares on the Nasdaq Global Market, at a price of $6.40 per share.

All of our shares have the same voting rights.

On March 24, 2015, registered holders in the United States hold approximately 53% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of us.

7.B. RELATED PARTY TRANSACTIONS

For a description of the insurance, indemnification and exemption granted to our directors and officers, see Item 6.B. “Compensation” above.

For a description of the grant of options to our directors and officers, see Item 6.E. “Share Ownership”, above. In addition, each member of our board of directors is granted compensation pursuant to the fixed amounts permitted to be paid to external directors (depending on our equity level), all in accordance with the 'External Directors' Compensation Regulations, as may be from time to time, for his/her service as a director. For additional information see Item 6.B. “Compensation” above.

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

Our shareholders have further approved on December 19, 2013, the reappointment of Ms. Garti-Seroussi and Mr. Labenski as external directors of the Company, including the compensation terms for their service as external directors of the Company, in the compensation terms specified in Item 6.B. “Compensation” above.

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

On December 19, 2013, and following the approval by our audit committee and board of directors, our shareholders approved the a service agreement between the Company and Mr. Reuwen Schwarz, currently serves also as a member of our board of directors, for the provision of real estate related consulting services to us, our subsidiaries and affiliates. Mr. Schwarz is a relative of the beneficiaries of Capri, our controlling shareholder. According to term of the service agreement with Mr. Schwarz, he will provide us with real estate related consulting services, including: (i) searching, introducing and advising us on real estate transactions, (ii) advising and negotiating with banks and financing institutions, (iii) advising us on our financing agreements, all as requested by us from time to time and at our sole discretion. Such services will be provided by Mr. Schwarz at the request of the Company. Mr. Schwarz will render such services faithfully and diligently for the benefit of the Company, and will devote all necessary time and attention for the performance of the services. Mr. Schwarz will also use his best efforts to implement the policies established by us in the performance of such services. In consideration for such services, we will pay Mr. Schwarz a monthly fee of EURO 4,000 (approximately $5,350) plus applicable value added tax (if applicable). Mr. Schwarz will also be reimbursed for expenses incurred as part of the services provided by him which shall not exceed EURO 12,000 (approximately $16,060) per year. In the event the service agreement with Mr. Schwarz is terminated during a certain month, Mr. Schwarz will be entitled to a pro rata fee based on the number of days that has lapsed until the termination date of the service agreement. Mr. Schwarz may either provide the services by himself or through a corporation under his control, provided that the consideration under the service agreement remains unchanged. The service agreement with Mr. Schwarz will be in effect retroactively from November 1, 2013 for a period of three years. Each of Mr. Schwarz and us may terminate the service agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the services provided by him under the agreement (unless we have instructed him otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for cause.

On October 22, 2014, our shareholders approved, following the approval by our compensation committee, audit committee and board of directors, the following amendments to our prospective undertaking to indemnify our current and future directors, including our Chief Executive Officer and including directors and officers who are affiliated with our controlling shareholder, and the grant of amended letters of indemnification accordingly: (a) inclusion of additional events upon the occurrence of which the Company may indemnify its current and future directors and officers; and (b) increase of the aggregate and accumulated indemnification amount that the Company may pay its directors and officers, to an amount that shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) 10 million U.S. Dollars.

On October 22, 2014, our shareholders approved, following the approval by our compensation committee and board of directors, the grant of the following compensation to Mr. Amir Philips, our Chief Executive Officer, and to amend the compensation terms of Mr. Philips, as follows: (a) the grant of a special bonus in the amount of $50,000 to Mr. Philips; and (b) the extension of Mr. Philips’ existing four (4) months advanced notice period under his employment agreement with the Company to an advance notice period of six (6) months.

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

The purchase price agreed upon by the parties in consideration for the Flamingo Units was $3,870,750 in the aggregate, and was be paid by the Company in 600,115 newly issued ordinary shares of the Company issued to the Sellers, at a price per share of $6.45. The price per share was set based on a calculation of average closing price of our ordinary shares on the Nasdaq Global Market during the 30 trading days preceding the signing date of the Flamingo Agreements.

On September 17, 2014, following the approval of our audit committee and board of directors, we entered into a transaction to sell the eleven Flamingo Units, to an unrelated third party, in consideration for an aggregate price of approximately $6.4 million to be paid to us. The transaction was conditioned on the purchaser’s execution of a purchase and sale agreement to acquire an additional nineteen (19) condominium units located in the Flamingo Condominium from a company affiliated with our controlling shareholder. Therefore, in the interest of caution, we treated the transaction as a transaction between a public company and another party, in which the company’s controlling shareholder has personal interest, as defined under the Companies Law. The transaction was subject to a twenty (20) day inspection period during which the purchaser had the right to terminate the purchase and sale agreement. The closing of the transaction occurred on October 20, 2014. At the closing of the transaction, the purchaser paid to us an aggregated gross price of $6.4 million, in consideration for the Flamingo Units. We recorded a capital gain of approximately $2.7 million resulting from such transaction.

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

Registration Rights Agreement

On October 22, 2014, our shareholders approved, following the approval by our audit committee and board of directors, the entrance by us into a registration rights agreement with Mr. Shlomo (Tom) Wyler and Capri, or the Holders, for the filing of a registration statement in order to register for resale all of our ordinary shares of held by them. The following is a short summary of the principal terms of the agreement:

Demand registration rights

At any time after nine months following the approval of the agreement by our shareholders, at the request of the holders of at least 5% of the ordinary shares outstanding on the effective date of the agreement, we must register any or all of the Holders’ ordinary shares as follows: (i) in the event that we are not eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect up to two such registrations, but only if the minimum anticipated gross aggregate offering price of the shares to be registered exceeds $5,000,000, and (ii) in the event that we are eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect an unlimited number of registrations, but only (a) if the minimum gross anticipated aggregate offering price of the shares to be registered exceeds $5,000,000, and (b) up to two within a period of twelve months. Such registration must also include any additional registrable securities requested to be included in such registration by any other holders who are party to the agreement or entitled thereunder.

Our obligation to effect a registration is subject to certain qualifications and limitations, including our right to postpone a registration during the period that is 90 days before our good faith estimate of the date of filing of, and ending up to 180 days after the effective date of, a registration statement initiated by us and for which the piggyback rights described below will apply, our right to postpone a registration for a period of up to 60 days in the event of our furnishing a certificate signed by our Chief Executive Officer that states that in the good faith judgment of our board of directors, it would be materially detrimental to us or our shareholders for such registration statement to either become effective or remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving us or (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential. However, we may not invoke this postponement right for more than an aggregate of 90 days in any 12 month period.

Piggyback registration rights

The Holders have the right to request that we include their registrable securities in any registration statement that we file (other than a registration statement on Form S-8, S-4 or other equivalent form). The right of a Holder to include shares in the registration related thereto is conditioned upon the shareholder accepting the terms of the underwriting, if any, as agreed between us and the underwriters and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of our offering. However, we have agreed not to grant any other shareholders priority to have their securities registered prior the securities of a Holder.

Expenses

All expenses incurred in effecting a registration provided for under the agreement, including, without limitation, all registration and filing fees, printing expenses, reasonable fees and disbursements of counsel for us and for one U.S. counsel and one Israeli counsel, underwriting expenses (other than share transfer taxes, selling Holder underwriting discounts or commissions), road show expenses, expenses of any audits incident to or required by any such registration, shall be paid by us.

Indemnification

The agreement further includes mutual indemnification obligations between the parties, according to which, subject to applicable law, each party to the agreement shall indemnify and hold harmless the other party, from and against any and all losses, claims, expenses, damages or liabilities, joint or several as the same are incurred to which they, or any of them, may become subject under the Securities Act, the Securities Exchange Act of 1934, as amended, other federal or state statutory law or regulation, at common law, or otherwise, insofar as such losses, claims, expenses, damages or liabilities (or action in respect thereof) arise out of or are based upon any of the events specified in the agreement.

Termination of Registration Rights

The Holders’ right to request registration or to include registrable securities held by them in any registration pursuant to the agreement, shall terminate upon the earlier of (a) seven (7) years following the effective date of the agreement or (b) when all of their registrable securities can be sold without restriction pursuant to Rule 144 under the Securities Act and without the requirement for us to be in compliance with the current public information requirements under Rule 144 as confirmed by an unqualified opinion by counsel of us.

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

Undertaking Ensuring Limited Partner Rights

        Together with the signing of the LPA, Alex Schwartz, the General Partner and the general partner of Two Penn Investor will sign an undertaking according to which they shall (1) not permit Two Penn Investor or the Property Owner to take any of the actions set forth in the Section entitled “Limited Partner Approval Rights” above without obtaining the prior written consent of 65% of the limited partners of the Partnership, and (2) not to permit Two Penn Investor or the Property Owner to withhold distributions other than as set forth in the Section entitled “Distributions” above without the consent of partners owning at least 65% of the interests in the Partnership, and (3) not to permit a change in the ownership of the general partner of the 2 Penn Investor or the Property Owner as long as Alex Schwartz controls the General Partner interest.

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

ITEM 8.     FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 “Financial Statements” for a list of financial statements filed as part of this annual report on Form 20-F.

Legal proceedings

Demand to File a Derivative Claim

On October 26, 2014, we received a letter on behalf of two purported shareholders of us, or the Shareholders, demanding us to file a derivative claim against our controlling shareholder and our directors and officers, according to procedures of the Companies Law and requesting discovery of our internal documents. The demand alleges, among other things, breach of fiduciary duties by our directors and officers with respect to the approval of the transaction to acquire luxury condominium units in Miami Beach, Florida, or the Transaction. The Shareholders are seeking damages which were not specified in the letter allegedly caused to us by its controlling shareholder and its directors and officers. In accordance with the Companies Law, we informed the Shareholders in December 2014 of the way in which we wish to proceed with respect to the demand. At the Shareholders’ request, we presented the Shareholders with certain materials in connection with the Transaction for their review. Since then and as of today, we did not receive any additional demand from the Shareholders. At this preliminary stage we cannot evaluate the probability of success of any legal proceedings against the Company in connection with the demand.

Swiss Pro Capital Dispute

Eldista GmbH, or Eldista, a company organized under the laws of Switzerland, and our 51% subsidiary, had a dispute with Swiss Pro, a company organized under the laws of Switzerland, arising from the consultancy agreement entered between the parties and dated as of May 19, 2011, as amended, or the Consultancy Agreement (for further details on the Consultancy Agreement see Item 4.B. “Business Overview”, above). The Consultancy Agreement stated that Swiss Pro would provide services to Eldista in exchange for the payment of a certain consultancy fee, or the Services.  Eldista terminated the Services under the Consultancy Agreement as of May 19, 2013 and has made full payment of any and all consultancy fees due to Swiss Pro under the Consultancy Agreement.  Pursuant to the Consultancy Agreement, Eldista undertook to pay Swiss Pro a bonus in the manner calculated in the Consultancy Agreement.  Pursuant to the Consultancy Agreement, Eldista had a right at any time following the second anniversary of the Consultancy Agreement, to elect to prepay to Swiss Pro the bonus in full by delivering written notice to Swiss Pro, and by paying Swiss Pro the prepayment amount as calculated pursuant to the Consultancy Agreement. On July 14, 2013, Eldista delivered to Swiss Pro a prepayment notice calculating the prepayment amount based on the property appraisal dated as of June 1, 2013 and concluding that based on such appraisal no prepayment amount was due to Swiss Pro. On or about July 18, 2013 Swiss Pro delivered a notice to Eldista disputing such determination of the prepayment amount.  On August 21, 2014, Eldista and Swiss Pro entered into a settlement agreement, according to which Eldista will pay Swiss Pro an agreed prepayment amount of CHF 400,000 as consulting fees in full settlement of all disputes between the parties and their affiliates regarding the Consultancy Agreement. In August 2014, Eldista paid Swiss Pro the said amount and settled the dispute.

Vitec

In connection with the sale of our Video Solutions Business to Vitec and as part of a dispute arose between Vitec and us, since October 2010 Vitec and us have filed several and separate motions with the Tel-Aviv District Court, seeking, inter alia, fixed and temporary injunctions. The motions filed by both parties have been dismissed by the court and were transferred to arbitration proceedings, which were undergoing during the past three years and until recently. On July 30, 2013, a final decision of the arbitrator regarding the arbitration proceedings against Vitec, or the Arbitration Award, was submitted to the parties. The arbitrator accepted the majority of our claims whilst most of Vitec's claims were rejected. The arbitrator did award Vitec a total sum of approximately $442,000. Regarding the costs of the arbitration and lawyers' fees, the arbitrator awarded Vitec a total sum of $69,000 considering the fact that only a small portion of the claimed sum was granted to Vitec. On February 27, 2014, the Court gave its final ruling on our motion requesting the confirmation and validation of the Arbitration Award and Vitec’s response motion, and rejected all of Vitec's claims, dismissed its motion to nullify the Arbitration Award and confirmed and validated the Arbitration Award in its entirely. Following the Court's ruling, Vitec and us, with consent, instructed ADAD Trust Company Ltd. to release $1,000,000 deposited as Escrow Funds according to the Indemnity Escrow Agreement dated June 30, 2010. On March 20, 2014, the funds were released and a net sum of approximately $715,000 was transferred to us.

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

Personal Claim against Adv. Doron Afik

Due to the trustee's refusal to transfer the escrow funds relating to two remaining Consortium Agreements to the Company, the Company filed, on June 9, 2011, a statement of claim for damages of approximately $268,000 against the Trustee, along with an ex-parte motion for a lien on all of the Trustee's bank accounts. On June 16, 2011, the court rendered its decision granting the lien subject to the Company depositing certain securities. The trustee then filed a motion to cancel the lien and the court decided to transfer the proceedings to the District Court, which ordered the removal of the lien, and later on at the parties' mutual request, ordered to transfer these proceedings to arbitration. On July 30, 2013, along with the Arbitration Award regarding the arbitration with Vitec, the arbitrator gave his decision regarding the personal claim against Adv. Afik and Afik Counter-Claim. Here also, the arbitrator chose to accept most of our claims and rejected most of Adv. Afik's claims. The arbitrator awarded Adv. Afik the sum of $36,000 only for damages caused by the lien imposed on Adv. Afik's bank accounts in addition to $10,000 (plus VAT) for legal expenses. Adv. Afik claims regarding libel were utterly rejected. We paid these amounts. Following the Court's ruling regarding the validation of the Arbitration Award, the parties filed a motion to the court, with consent, to return the securities deposited by us during the imposition of the lien. On March 6, 2014 the court rendered its decision and ordered to return these securities to us.

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

ITEM 8.B. SIGNIFICANT CHANGES

Since the date of our financial statements for the year ended December 31, 2014, we entered into a transaction to acquire a real estate properties portfolio in Germany. For further details, see Item 10.C. “Material Contracts”.

ITEM 9.     THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares are traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our ordinary shares as reported by The NASDAQ Global Market.

	Nasdaq
Year	High	Low
2010	$8	$6
2011	$8.75	$4.95
2012	$6.45	$4.51
2013	$6.9	$4.51
2014	$8.21	$5.15

2013
First Quarter	$6.25	$5.1
Second Quarter	$6	$4.51
Third Quarter	$6.54	$5.2
Fourth Quarter	$6.9	$5.4

2014
First Quarter	$6.47	$5.25
Second Quarter	$6.5	$5.15
Third Quarter	$6.8	$5.95
Fourth Quarter	$8.21	$6.5

2015
First Quarter Until March 24, 2015)	$7.21	$6.03

Most Recent Six Months	High	Low
October 2014	$7.39	$6.5
November 2014	$7.3	$6.9
December 2014	$8.21	$6.91
January 2015	$7.21	$6.03
February 2015	$7.03	$6.13
March 2015 (Until March 24, 2015)	$6.45	$6.05

On March 27, 2015, the reported closing sale price of our ordinary shares on The NASDAQ Global Market, was $6.32 per share.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

           Our ordinary shares have been listed on The NASDAQ Global Market since April 7, 1999, under the symbol “OBAS”.

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

The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director is interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote on compensation to themselves or any members of their body is limited in that such decision requires the approval of the compensation committee, the board of directors and the shareholders at a general meeting, see “Approval of Certain Transactions” below.

Under Israeli law each director must act with an independent and sole discretion. Director who does not act this way is in breach of his fiduciary duties.

The powers of our directors to borrow are not limited, except in the same manner as any other transaction by the Company.

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,133,231 ordinary shares were issued and outstanding as of March 24, 2015. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

Limitations on Change in Control and Disclosure Duties

Our memorandum and articles of association do not restrict the change of control nor do they impose any disclosure duties beyond the requirements set out in Israeli law. For restriction of change of control provision under Israeli law, see Item 3.D. “Risk Factors”, under the heading “Risks Relating to Operations in Israel – Anti-takeover Provisions” above.

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

Compensation of Officers and Directors

Pursuant to the Companies Law, Israeli Public Companies are required to establish a compensation committee and adopt a compensation policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see Item 6.C. “Board Practices – Committees of the Board of Directors – The Compensation Committee”.

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

Pursuant to the Companies Law any transaction with an executive office (except directors and the CEO of the company) with respect to such officer's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Transactions between Israeli Public Companies and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the CEO even if the shareholders' meeting objected to its approval. With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law  provides that such transaction shall be subject to the approval of the compensation committee, the board of directors and the shareholders' meeting.

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

On December 19, 2013, and following the approval by our compensation committee and our board of directors, our shareholders approved a compensation policy for our directors and officers, in accordance with the provisions of the Companies Law

On January 11, 2013, the SEC approved the amended NASDAQ listing standards on compensation committees and advisers. Among others, the amended NASDAQ listing standards include provisions relating to the establishment of a compensation committee, the compensation committee charter, compensation committee members' independence requirements, and arrangements relating to advisers retained by the compensation committee. Under the amended rules, the compensation committee adviser and compensation committee authority requirements become effective on July 1, 2013. However, NASDAQ listed companies will have, until their first annual meeting after January 15, 2014, or, if earlier, October 31, 2014, to comply with other standards, including the compensation committee member independence standards and the requirement to have a compensation committee and charter (including any charter amendment to reflect the compensation committee authority requirements). NASDAQ listed companies must certify compliance with the listing standards within 30 days after the applicable implementation deadline. In addition, under the amended rules, foreign private issuers are exempt from compliance with the amended listing standards if home country practice is followed and the listed company discloses with the SEC the reasons why it does not have an independent compensation committee. Our compensation committee charter was updated in accordance with said amendments.

Anti-Takeover Provisions; Mergers and Acquisitions

    Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company and no other shareholder of the company holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. The special tender offer may be consummated only if (a) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (b) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

    Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see Item 10E. “Taxation”.

    The Centralization Law. The Israeli parliament (the Knesset) has recently approved the new Promotion of Competition and Reduction of Centralization Law, 5774-2013, or the Centralization Law, which, among others, imposes new constraints and stricter corporate governance rules on pyramid conglomerates, and forces separation between equity holdings in significant non-financial corporate businesses and equity holdings in significant financial businesses. The Centralization Law has entered into force on December 11, 2013.

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

Sale of our Video Solutions Business

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia), pursuant to which Optibase Technologies Ltd. and Stradis Inc. purchased all of the assets and liabilities related to our Video Solutions Business. Closing of the transaction occurred on July 1, 2010. Following the Vitec transaction, we and Vitec commenced arbitration proceedings. Such proceedings came to an end during 2014. For additional information see Item 8. “Financial Information - Legal Proceedings”.

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

Condominium Units in Miami Beach, Florida

On December 31, 2013, we have consummated a transaction to acquire twelve luxury condominium units located in Miami Beach, Florida, from companies affiliated with our controlling shareholder, as well as the lease of one condominium unit by us to one of the sellers, in consideration for the issuance of 1.37 million newly issued ordinary shares of the Company. At the closing of the transactions, and upon instructions provided to us by the sellers of the units, we issued to Capri, our controlling shareholder, a net sum of 1,300,580 of our ordinary shares, represented, as the closing date of the transactions, approximately 25.4% of our issued share capital on a fully diluted basis. The net fair value of the condominium units as recorded in our financial statement as of the closing date was approximately $7.2 million, representing the fair value of the ordinary shares issued as of the closing date. On October 20, 2014, we sold the eleven units located in the Flamingo Condominium, in consideration for an aggregated gross price of $6.4 million. For further details on the transaction to sell such units, see Item 7.B. “Related Party Transactions”.

German Commercial Properties Portfolio

On December 18, 2014, our wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, or Optibase Bavaria, entered into a purchase agreement with Lincoln Dreizehnte Deutche Grundstucksgellschaft mbH and Lincoln Land Passau GmbH, unrelated third parties, or the Sellers, to acquire a retail portfolio of twenty-six (26) separate commercial properties in Bavaria, Germany, and one (1) commercial property in Saxony, Germany, or the Transaction Portfolio.  The closing of the transaction is expected to occur on or before May 31, 2015.

Purchase Price

The purchase price to be paid by us to the Sellers at the closing of the transaction, is expected to be approximately EUR 29,750,000 (approximately $36.14 million), or the Purchase Price. In addition to the Purchase Price, we will incur acquisition costs, including real estate transfer taxes, of approximately EUR 2,400,000 (approximately $2.92 million). The Purchase Price will be paid in two tranches: (1) the first will be due on the last day of the calendar month in which the payment notification was sent and will include at least 80% of the total purchase price; and (2) the second will be due on the last day of the calendar month in which the payment notification was sent, which shall be no later than June 30, 2015 (if it has not occurred earlier).

As a security for the Purchase Price, Optibase Bavaria: submitted to an immediate foreclosure of its assets if it defaults on its obligations in the purchase agreement and put down a deposit prior to the date of the purchase agreement of EUR 1,000,000 in an escrow account.

We intend to finance the Purchase Price for the Transaction Portfolio in part through a senior mortgage loan (as detailed below), and the remaining part through a contribution of equity in part from working capital and in part by either obtaining additional financing or by exercising a guaranty commitment given to us by our major shareholder.

Right of first refusal to purchase properties

The acquisition of each property in the Transaction Portfolio is subject to a waiver by the local municipality of its statutory right of first refusal to acquire such property. In addition, the acquisition of 17 of the properties in the Transaction Portfolio is subject to a waiver of a right of first refusal by the main tenant of each property. If the main tenant or the local municipalities exercise their right of first refusal on any of the properties in the Transaction Portfolio, such properties will be excluded from the acquisition and an adjustment will be made to the Purchase Price. Under the terms of the purchase agreement, we are obliged to acquire the Transaction Portfolio even if any of the main tenants or local municipalities exercises their right of first refusal on any of the properties, subject to the exclusion of such property and the abovementioned adjustment, provided that at least 80% of the purchase price is still payable on the first date for payment.

Properties

In general, the Transaction Portfolio, which represents a homogenous retail portfolio in established retail locations, has approximately 37,030 square meters of total rental space and currently generates annual net rental income of more than EUR 3 million (approximately $3.64 million). The properties have an average tenancy rate of more than 90% of the total rental area, and an average remaining lease term of approximately seven years.

The tenants currently operate on the properties includes 25 hypermarkets, one supermarket, and one commercial building with partly office use. The largest tenant in the Transaction Portfolio is EDEKA Handelsgesellschaft Südbayern mbH, or Edeka, one of the largest supermarket chain in the German market, which currently leases 22 of the rental properties in the Transaction Portfolio. In addition to the hypermarkets and supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of Edeka.

Leases

Optibase Bavaria will accept the assignment of the Sellers’ rights and obligations under the leasehold estate agreements in respect of the properties, as of the effective date of the purchase agreement, and the Sellers will be released from all rights and claims of the tenants and future tenants relating to the period after the effective date. Optibase Bavaria will be authorized to retain EUR 295,979 of the Purchase Price (i.e. one gross monthly payment from all the lease agreements acquired) to apply to any amounts which tenants erroneously pay to the Sellers. All rental deposits paid by the tenants up until the effective date will be transferred by the Sellers to Optibase Bavaria within four weeks after the effective date.

Property-related agreements

Optibase Bavaria will accept the assignment of the Sellers’ rights and obligations under any property-related agreements in connection with the Transaction Portfolio as of the effective date, discharging and releasing the Sellers.

Insurance

Optibase Bavaria will obtain its own insurance for the Transaction Portfolio from the date of transfer of the Transaction Portfolio.

Loan Agreement

Optibase Bavaria is currently negotiating a loan agreement with a German financing institution, for the provision of a senior mortgage loan in the amount of up to EUR 21,000,000, to be used as part of our source of funds for the purchase of the Transaction Portfolio.The interest rate is expected to be 1.75% per annum (after certain requirements for mortgage loans under German law have been met – otherwise 1.89%) above the three month Euro Interbank Offer Rate, or EURIBOR, from the closing date. The loan is expected to be repaid in quarterly installments of EUR 105,000 each, up until March 31, 2020, or the Maturity Date (i.e. April 30, 2020). The terms of the loan includes a debt service cover ratio requirement of between 130% and 110%, and a loan to value requirement of 70% in the first three years and 65% in the fourth and fifth years. The parties intend to sign the loan agreement in April 2015. However, there is no assurance that we would be successful in obtaining such financing on these terms or at all, and we may need to seek additional equity or debt financing to be used as our source of funds for the Transaction Portfolio.

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

Israeli taxation

General Corporate Tax Structure in Israel

The Israeli corporate tax rate was 25% in 2012, 25% in 2013 and 26.5% in 2014.

A company in Israel is taxable on its real (non-inflationary) capital gains at the corporate tax rate of 26.5% in the year of sale.

Israeli Tax Consequences for Our Shareholders

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.  You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Israeli Tax Consequences

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.  Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion.  Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.  The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Capital Gains Taxes Applicable to Non Israeli Resident Shareholders.

A non Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non resident maintains in Israel.  However, non Israeli corporations will not be entitled to the foregoing exemption if Israeli residents:  (i) have a controlling interest of 25% or more in such non Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non Israeli corporation, whether directly or indirectly.  Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

Additionally, a sale of shares by a non Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.  For example, under the United States Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax.  Such exemption will not apply if:  (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year.  In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits.  The United States Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.  Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.  Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of non Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise or 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. Dividends paid on publicly traded shares, which are registered with and held by a nominee company, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%.

U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2014) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See Item 10.D. “Exchange Controls” under the heading “Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to U.S. corporations under Section 243 of the Code.

Certain dividend income received by individual U.S. Holders, in taxable years beginning after December 31, 2012 may be eligible for a reduced rate of taxation. Such dividend income will be taxed at the applicable long-term capital gains rate (currently, a maximum rate of 20%) if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for at least 61 days during the 121-day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A “qualified foreign corporation” is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market in the United States. Dividend income will not qualify for the reduced rate of taxation if the corporation is a passive foreign investment company, or PFIC (see below), for the year in which the dividend is distributed or for the previous year.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) the average percentage of the value of all of our assets for the taxable year which produce or are held for the production of passive income is at least 50%. For this purpose, cash and real estate properties are considered to be an asset which produces passive income. Passive income includes, among others, dividends, interest, certain types of royalties and rents, annuities, net foreign exchange gains and losses and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we may be a PFIC under a literal application of the asset test that looks solely to market value. If we are a PFIC for U.S. federal income tax purposes, U.S. Holders of our ordinary shares would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ordinary shares.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Most of our revenues are generated in CHF but a portion of our expenses is incurred in NIS and in U.S. dollars. Therefore, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations. In addition, following the closing of the Transaction Portfolio in Germany as detailed in Item 10.C. “Material Contracts” above, our results of operations will be exposed to fluctuations in the exchange rate of NIS against the U.S. dollar and against the EUR as well.

The inflation rate in Israel was approximately 1.6% in 2012, approximately 1.8% in 2013 and a deflation of approximately 0.2% in 2014. The changes of the NIS against the dollar was an appreciation of approximately 2.3% in 2012, and approximately 7% in 2013 and a devaluation of approximately 12% in 2014 and the changes of the NIS against the CHF was a devaluation of approximately 0.4% in 2012, and appreciation of approximately 4.4% in 2013 and a devaluation of approximately 0.8% in 2014. The appreciation of the CHF against the dollar was approximately 2.7% in 2012, 2.7% in 2013 and a devaluation of approximately 10% in 2014.

Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of NIS against the U.S. dollar and against the CHF (and, in the future, against the EUR following the closing of the Transaction Portfolio in Germany). These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

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

Interest Rate and Rating Risks

Our exposure to market risk for changes in interest rates in Switzerland relates primarily to our long term loan taken for the purchase of our real-estate property in Switzerland and denominated in Swiss Franks (CHF). Changes in Swiss interest rates, could affect our financial results. Following the expected closing of our Transaction Portfolio in Germany, as detailed in Item 10.C. “Material Contracts” above, we will be subject to the German market risk for changes in interest rates related to the long term loan taken for that purchase. Therefore, changes in EUR interest rates, could affect our financial results.

Investments Risks

In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2014, our available net cash was $22.9 million. As of December 31, 2014, our available cash was invested in interest bearing bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework for Internal Control-Integrated Framework (1992) set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2014.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, because we are neither a “large accelerated filer” nor an “accelerated filer” as those terms are defined in the Securities Exchange Act.

            (c)    There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Ms. Orli Garti-Seroussi is an “audit committee financial expert” and that she is independent under the applicable Securities and Exchange Commission and NASDAQ listing rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for our employees, including our chief executive officer and senior financial officers. The Code of Business Conduct and Ethics is attached as Exhibit 11.1 to this annual report, and published on our website in the address: http://www.optibase-holdings.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2014, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young in Switzerland and in the United States, to Optibase in 2013 and 2014 (in thousands):

	2013	2014
Audit fees (1)	104	97
Audit-related fees (2)	--	4
Tax fees (3)	61	30
All other fees (4)	--	--
Total	165	131

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

During 2013 and 2014, our audit committee approved all the audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in Switzerland and in the United States.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.    FINANCIAL STATEMENTS

The following are our financial statements audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal year ended December 31, 2014, are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F-40

ITEM 19.    EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

OPTIBASE LTD.

We have audited the accompanying consolidated balance sheets of Optibase Ltd. ("the Company") as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with United States generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2015	A Member of Ernst & Young Global

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,902	$18,811
Restricted cash	-	144
Trade receivables	286	279
Other accounts receivable and prepaid expenses	1,396	138
Total assets attributed to discontinued operations	-	675

Total current assets	24,584	20,047

LONG-TERM INVESTMENTS:
Long-term deposits	54	61
Investments in companies and associates	7,553	7,738

Total long-term investments	7,607	7,799

PROPERTY AND OTHER ASSETS, NET

Real Estate Property, net	185,204	209,761
Other assets, net	609	1,141

Total property, equipment and other assets	185,813	210,902

Total assets	$218,004	$238,748

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2013

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$2,401	$2,669
Other accounts payable and accrued expenses	4,991	5,131
Other short-term Liabilities	539	-
Total liabilities attributed to discontinued operations	2,153	2,135

Total current liabilities	10,084	9,935

COMMITMENTS AND CONTINGENT LIABILITIES

LONG-TERM LIABILITIES:
Deferred tax liabilities	14,237	15,815
Land lease liability, net	6,528	7,374
Other Long-Term Liabilities	-	1,628
Long term loans, net of current maturities	110,080	125,072

Total long-term liabilities	130,845	149,889

SHAREHOLDERS' EQUITY :
Share capital -
Ordinary Shares of NIS 0.65 par value - Authorized: 6,000,000 shares at December 31, 2013 and 2014; Issued: 5,183,525 shares at December 31, 2013 and 2014; Outstanding: 5,123,630 and 5,127,631 shares at December 31, 2013 and 2014, respectively	988	988
Additional paid-in capital	137,898	137,825
Treasury shares : 59,895 and 55,895 shares at December 31, 2013 and 2014, respectively	(554)	(688)
Accumulated other comprehensive income (loss)	(1,221)	1,839
Accumulated deficit	(79,672)	(82,901)

Total shareholders' equity of Optibase Ltd.	57,439	57,063

Non-controlling interests	19,636	21,861

Total shareholders' equity	77,075	78,924

Total liabilities and shareholders' equity	$218,004	$238,748

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2015
Date of approval of the	Amir Philips	Alex Hilman
financial statements	Chief Executive Officer.	Executive Chairman of the board of directors

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2014	2013	2012

Fixed income from real estate rent	$13,938	$13,711	$13,676

Costs and expenses:
Cost of real estate operations	2,777	2,199	1,966
Real estate depreciation and amortization	3,813	3,369	2,569
General and administrative	2,167	1,870	2,068

Total costs and expenses	8,757	7,438	6,603

Gain on sale of operating properties	2,709	-	-

Operating income	7,890	6,273	7,073

Equity share in losses of associates, net	(186)	(172)	(32)
Other income (loss)	394	384	(100)
Financial expenses, net	(1,151)	(1,343)	(1,243)

Income before taxes on income	6,947	5,142	5,698

Taxes on income	1,502	1,518	1,643

Net income	5,445	3,624	4,055

Net income attributable to non-controlling interest	2,106	2,159	2,478

Net income attributable to Optibase LTD.	$3,339	$1,465	$1,577

Net earnings per share:

Basic and diluted net earnings per share	$0.65	$0.38	$0.41

Weighted average number of shares used in computing basic net earnings per share:	5,126,616	3,822,032	3,818,198
Weighted average number of shares used in computing diluted net earnings per share:	5,131,072	3,825,610	3,820,233

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Net income	$5,445	$3,624	$4,055
Foreign currency translation adjustments	(5,325)	1,477	1,172
Other comprehensive income	120	5,101	5,227

Net earnings attributable to non-controlling interests	(2,106)	(2,159)	(2,478)
Other comprehensive income (loss) attributable to non-controlling interests	2,265	(624)	(491)

Comprehensive income attributable to Optibase LTD.	$279	$2,318	$2,258

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury Shares	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total shareholders' equity

Balance as of January 1, 2012	$744	$130,734	$(954)	$305	$(85,730)	$45,099	$16,162	$61,261

Stock-based compensation related to options and unvested shares	-	117	-	-	-	117	-	117
Issuance of treasury shares upon vesting of shares	-	(27)	133	-	(106)	-	-	-
Other comprehensive income	-	-	-	681	-	681	491	1,172
Non-controlling interests	-	-	-	-	-	-	(53)	(53)
Net income	-	-	-	-	1,577	1,577	2,478	4,055

Balance as of December 31, 2012	744	130,824	(821)	986	(84,259)	47,474	19,078	66,552

Issuance of ordinary shares	244	6,909	-	-	-	7,153	-	7,153
Stock-based compensation related to options and unvested shares	-	118	-	-	-	118	-	118
Issuance of treasury shares upon vesting of shares	-	(26)	133	-	(107)	-	-	-
Other comprehensive income	-	-	-	853	-	853	624	1,477
Net income	-	-	-	-	1,465	1,465	2,159	3,624

Balance as of December 31, 2013	988	137,825	(688)	1,839	(82,901)	57,063	21,861	78,924

Stock-based compensation related to options and unvested shares	-	97	-	-	-	97	-	97
Issuance of treasury shares upon vesting of shares	-	(24)	134	-	(110)	-	-	-
Dividend distribution	-	-	-	-	-	-	(2,066)	(2,066)
Other comprehensive loss	-	-	-	(3,060)	-	(3,060)	(2,265)	(5,325)
Net income	-	-	-	-	3,339	3,339	2,106	5,445

Balance as of December 31, 2014	$988	$137,898	$(554)	$(1,221)	$(79,672)	$57,439	$19,636	$77,075

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:

Net income	$5,445	$3,624	$4,055

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,813	3,369	2,569
Gain on sale of real estate	(2,709)	-	-
Impairment of an investment in company	-	-	100
Stock-based compensation related to options and unvested shares	97	118	117
Decrease (Increase) in trade receivables	(61)	(134)	577
Equity share in losses of associates, net	186	172	32
Increase (decrease) in deferred tax liabilities	(1,577)	44	159
Decrease in other long-term liabilities	-	(1,254)	(792)
Decrease in other short-term liabilities	(944)	-	-
Decrease in land lease liabilities	(187)	(91)	(81)
Decrease (Increase) in other accounts receivable and prepaid expenses	(1,174)	79	1,073
Increase (decrease) in accrued expenses and other accounts payable	1,737	1,615	(597)

Net cash provided by continuing operations	4,626	7,542	7,212

Net cash provided by (used in) discontinued operations	693	(123)	(427)

Net cash provided by operating activities	5,319	7,419	6,785

Cash flows from investing activities:
Proceeds from (investment in) long-term lease deposits	7	(11)	(5)
Investment in real estate property	(1,093)	(5,795)	(210)
Sale of real estate property	6,169	-	-
Decrease (Increase) in restricted cash	144	(10)	(3)
Proceeds from (Investments in) associates	-	83	(8,025)

Net cash provided by (used in) investing activities	5,227	(5,733)	(8,243)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Cash flows from financing activities:
Repayment of long term bank loans	(2,599)	(2,580)	(2,553)
Repayment of loan to non-controlling interests	-	-	(53)
Dividend distribution	(2,066)	-	-

Net cash used in financing activities	(4,665)	(2,580)	(2,606)

Exchange differences on balances of cash and cash equivalents	(1,790)	563	261
Increase (decrease) in cash and cash equivalents	4,091	(331)	(3,803)
Cash and cash equivalents at the beginning of the year	18,811	19,142	22,945

Cash and cash equivalents at the end of the year	$22,902	$18,811	$19,142

(a)	Supplemental cash flow activities:

	Cash paid during the year for:

	Taxes	$27	$875	$1,902

	Interest	$2,109	$2,702	$2,237

(b)	Significant non-cash transactions:

	Sale of real estate property	$105	-	-
	Purchase of investments in consideration of issue of shares	-	$7,153	-

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Optibase Ltd. ("the Company") was incorporated and commenced operations in 1990.

During 2009 the Company entered into the fixed-income real estate sector after an acquisition of a commercial building in Switzerland.

Until the sale of its video solutions business to VITEC Multimedia ("Vitec") in July 2010 (See 1e below), the Company and its U.S subsidiary, Optibase Inc., provided equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets. (collectively: the Video Activity). Following the sale of the Video Activity, the Company's only operation is the fixed-income real-estate.

As of December 31, 2014, the Company manages its activity through three active subsidiaries: Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc.") and OPCTN SA, a Luxembourg company owned 51% by the Company which was incorporated in February 2011 ("Subsidiaries"), (collectively: "the Group").

b.	Acquisitions and investments in associates:

1.	Two Penn Center Plaza in Philadelphia, Pennsylvania:

On August 16, 2012, following the approval by the Company's audit committee and board of directors, the Company's shareholders approved its entrance into a limited partnership that will be formed to acquire beneficial interests in the owner of a commercial office building in Philadelphia known as Two Penn Center Plaza where the general partner and certain limited partners of the limited partnership are affiliated with Mr. Shlomo (Tom) Wyler, currently the Chief Executive Officer of our subsidiary Optibase Inc. formerly president and director of the Company, who is affiliated with the controlling shareholder of the Company.

On October 12, 2012, the Company through its subsidiary Optibase Inc., became a limited partner of two Penn Philadelphia LP, a Pennsylvania limited partnership (the "Partnership"), which acquired a beneficial interest in the owner of a Class A twenty story commercial office building in Philadelphia known as Two Penn Center Plaza. At the closing of the acquisition of Two Penn Center Plaza, Optibase Inc., made a capital contribution in cash of $4,025 to the Partnership in consideration for 19.66% beneficial interest in Two Penn Center Plaza.

Two Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park.

The investment in Two Penn Center Plaza is accounted for using the equity method of accounting.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

2.	Texas Shopping Centers Portfolio:

On December 31, 2012, the Company through its subsidiary Optibase Inc. acquired approximately 4% indirectly beneficial interest in a portfolio of shopping centers located in Texas, USA.

The shopping centers portfolio includes more than 2 million square feet of leasable areas and is located in Houston, Dallas, and San Antonio area of Texas. The purchase price for the transaction was approximately $ 4,000 in cash. The transaction was based on a portfolio valuation of approximately $ 342,000 including existing nonrecourse mortgage financing in the principal amount of approximately $ 252,000. The primary mortgage loan has a fixed interest rate of 5.73% and matures in April 2016.

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

The investment in Texas Shopping Centers Portfolio is accounted for using the cost method of accounting.

3.	Luxury Suite Condominium Miami, Florida -

On April 9, 2013 and on August 22, 2013, the Company through its subsidiary Optibase Inc. acquired two luxury penthouses located in the Marquis Residence in Miami and one penthouse located in the Ocean One condominium in Sunny Isles Beach in Miami Beach, Florida, respectively, in a cash consideration for a purchase price of approximately $4,800.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

4.	Condominium Units in Miami Beach, Florida -

On December 31, 2013 following the approval of the Company's audit committee, board of directors and the Company's shareholders, the Company, through its subsidiary Optibase Inc., completed the purchase of 12 residential units in the Flamingo South Beach One Condominium and the Continuum on South Beach condominium, both located in Miami Beach, Florida from two private companies indirectly controlled by the Company's controlling shareholder (the "seller") for an aggregate net consideration of $7,153 following the set off of rental income of one unit for a period of three years to the seller, representing the fair value of 1.31 million new ordinary shares of the Company issued to the seller.

5.	Disposal of Condominium Units in Miami Beach, Florida –

On September 17, 2014 the Company, through its subsidiary, Optibase Inc. sold 11 residential condominium units located in Florida. The total consideration was amounted to $6,411 and was paid at full on closing during October, 2014.

6.	Retail Portfolio in Bavaria, Germany

On December 18, 2014 the Company through its subsidiary, Optibase SARL, entered into a Purchase Agreement with an unrelated third party to acquire a retail portfolio of twenty-seven Commercial properties in, Germany (the "Transaction Portfolio").

The purchase price to be paid by the Company in order to acquire the Transaction Portfolio is up to EUR 29,750 (approximately $ 36,142 as of December 31, 2014). In addition to the Purchase Price, the Company will incur acquisition costs, including real estate transfer taxes of approximately EUR 2,400 (approximately $ 2,915 as of December 31, 2014).

The acquisition of 17 of the properties in the Transaction Portfolio is subject to (i) waiver of a right of first refusal by the main tenant and (ii) waiver by the local municipalities of their right of first of refusal on each of the properties. If the main tenant or the local municipalities exercises their right of first refusal on any of the properties in the Transaction Portfolio, those designated properties will be excluded from the acquisition and an adjustment will be made to the purchase price. The closing of the transaction is expected to occur on or before May 31, 2015.

c.	Centre des Technologies Nouvelles in Geneva, Switzerland

On March 2, 2011 the Company acquired through a newly established subsidiary an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles (CTN) (the "Property"). The acquisition was undertaken by OPCTN S.A., a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance company Ltd and The Phoenix Comprehensive Pension (collectively: "The Phoenix"). OPCTN S.A. undertook the transaction by acquiring all of the ownership interest in the Property owner Eldista GmbH, a Swiss company ("Eldista").

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

CTN is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meters (approximately 377,000 square feet) of primarily space and is a center for advanced industries including biotech, electronic and information technology industries.

The total net purchase price for the Eldista shares was CHF 37,720 (representing $ 40,559 - as of the purchase date), subject to a post-closing price adjustment to reflect Eldista's assets and liabilities as of the closing date.

d.
The Company two major customers accounted for 23% and 10% and 23% and 12%, of the Company revenues in the year ended December 31, 2013, and 2014 respectively. No other customer accounted for more than 10% of the company revenues.

e.	Sale of the Video Activity (Discontinued operations):

Until the sale of its video solutions business to VITEC Multimedia ("Vitec") in July 2010, the Company and its U.S subsidiary, Optibase Inc., provided equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets. (collectively: the Video Activity).

On March 16, 2010, the Company and its subsidiary, Optibase Inc., entered into an asset purchase agreement (the "Agreement") with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec, Optibase Technologies Ltd. and Stradis Inc., collectively: "Vitec"). According to the Agreement, the Company sold to Vitec all of the assets and liabilities related to the Company's Video Solutions Business (the "Video Activity") for an aggregate consideration of $ 8,000. The closing of the transaction occurred on July 1, 2010.

According to the Agreement, the Company and Vitec agreed on a price adjustment mechanism to the initial consideration, upon which, Vitec shall add or subtract to the consideration an amount equal to accounts receivable, net plus other receivables and prepaid expenses minus accounts payable and other payables, all as of the Closing date (the "Adjustment Amount"). The Adjustment Amount as calculated by the Company would be deposited by Vitec in escrow within five days from the closing date, to be released over a period of 12 months as Vitec collects amounts owed to the Company from customers. Vitec has refrained from depositing any amount in escrow which led to a dispute between the parties. For further details see Note 9d (1).

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The assets and liabilities of the Video activity for the years ended December 31, 2013 and 2014, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	December 31,
	2014	2013
Assets:
Other accounts receivable	-	$675

Total assets	-	$675

Liabilities:
Other accounts payable and accrued expenses	$2,153	$2,135

Total liabilities	$2,153	$2,135

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

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

While the functional currency of the Company's subsidiaries in the United States is the U.S dollars, the functional currency of the subsidiaries in Switzerland is their lead currency, i.e. CHF. Since the Company's functional and reporting currency is the USD, the financial statements of Optibase Real Estate SARL and OPCTN S.A. has been translated into U.S. dollars. Assets and liabilities of these subsidiaries are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

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

Non-controlling interests generally represent the portion of equity that the Company does not own in the consolidated entities. The Company accounts for and reports its non-controlling interests in accordance with the provisions required under the Consolidation Topic of the FASB ASC 810. Non-controlling interests are separately presented within the equity section of the consolidated balance sheets. The amounts of consolidated net earnings attributable to the Company and to the non-controlling interests are presented on the consolidated statement of income.

e.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less at the date acquired.

f.	Property and equipment:

Real estate and equipment are stated at cost net of accumulated depreciation. Costs include those related to acquisition, including building improvements.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Building and buildings' improvements	20-63
Condominium units and improvement	30

g.	Long-lived assets including intangible assets:

The Company and its subsidiaries long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company reviews assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2013 and 2014, no impairment losses have been identified.

h.	Investments in companies:

Investments in non-marketable equity securities of companies in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies are recorded at cost.

The management evaluates investments in non-marketable equity securities as evidence of other-than temporary declines in value. When relevant factors indicate a decline in value that is other-than temporary the Company recognizes an impairment loss for the decline in value. As for impairment charges recorded during 2012, see Note 6.

i.	Investments in associates:

Associates are companies in which the Company has significant influence over the financial and operating policies without having control. The investment in associates is accounted for using the equity method of accounting. Under the equity method, the investment in associates is accounted for in the financial statements at cost plus changes in the Group’s share of net assets, including other comprehensive income (loss) of the associates. The equity method is applied until the loss of significant influence or classification of the investment as non-current asset held-for-sale.

The accounting policy in the financial statements of the associates has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

j.	Intangibles assets:

Intangible assets consist of above-market value of in-place leases that were recorded in connection with the acquisition of the properties. Intangible assets are amortized and accreted using the straight-line method over the term of the related leases. When a lease is terminated early, any remaining unamortized balances under lease intangible assets or liabilities are charged to earnings.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Derivative Instruments:

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging". ASC No. 815 requires the Company to recognize all derivatives at fair value. The accounting for changes in the fair value of a derivative instrument (i.e., gains or losses) depends on whether it has been designated and qualified as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualified as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2013 and 2014, the Company had no outstanding hedging instruments. At times, the Company may use derivative instruments to manage exposure to variable interest rate risk. Occasionally, the Company enters into interest rate swaps to manage its exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. The Company generally enters into derivative instruments that qualify as cash flow hedges and it does not enter into derivative instruments for speculative purposes.

l.	Revenue recognition:

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

Revenue of maintenance expenses recoveries from the tenants for mainly electricity, heating and water is reported net from the related expenses.

m.	Contingencies:

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

In accordance with ASC 450, accruals for exposures or contingencies are being provided when the expected outcome is probable. However, it is possible that future results of operations for any particular quarter or annual period could be materially affected by changes in the Company's assumptions, the actual outcome of such proceedings or as a result of the effectiveness of the Company strategies related to these proceedings.

n.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC Topic 740, "Income Taxes" "ASC 740", prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

The Company believes that its tax positions are all highly certain of being upheld upon examination. As such, as of December 31, 2014 and 2013 the Company has not recorded a liability for uncertain tax positions.

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

Accounts receivable includes amounts billed to tenants and accrued expense recoveries due from tenants. The Company makes estimates of un-collectability from its accounts receivable using the specific identification method related to base rents, straight-line rent balances, expense reimbursements and other revenues.

The Company also analyzes accounts receivable and historical bad debt levels, tenant credit-worthiness, payment history and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Accounts receivable are written-off when they are deemed to be uncollectible and the Company is no longer actively pursuing collection. The Company's reported net income is directly affected by the management's estimate of the collectability of accounts receivable.

p.	Earnings (loss) per share:

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

Option and restricted shares that have been excluded from the calculations of diluted net income per share was 2,035, 3,578 and 5,546 for the years ended December 31, 2012, 2013 and 2014, respectively.

q.	Accounting for stock-based compensation:

ASC Topic 718 "Compensation - Stock Compensation" "ASC 718", requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model.

The Company recognizes these compensation costs net of forfeiture rate and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

The fair value was estimated at the date of grant using the following weighted average assumptions for the Black-Scholes model for the year ended December 31, 2011. During 2013 and 2014 there were no new grants.

December 31,
2011

Dividend yield	0%
Volatility	67%
Risk free interest	0.9%-1.7%
Expected term (years)	4.75

r.	Treasury Shares:

During the past years, the Company repurchased certain Ordinary shares on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction from the shareholders' equity. From time to time the Company reissues treasury shares under the stock purchase plan, upon exercise of option and upon vesting of restricted stock units.

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

ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-level value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Swap instrument are measured at fair value under ASC 820 on a recurring basis as of December 31, 2013 and 2014.

t.	Comprehensive income:

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220, "Comprehensive Income". The guidance requires an entity to present the total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company adopted the new guidance commencing January 1, 2012. The Company chose to present the Comprehensive Income in two separate but consecutive statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Recent Accounting Pronouncements

1.
In April 2014, the FASB issued ASU No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU No. 2014-08 amends the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. The amendments require expanded disclosures for discontinued operations that would provide users of financial statements with more information about the assets, liabilities, revenues, and expenses of discontinued operations and disclosure of the pretax profit or loss of individually significant components of an entity that do not qualify for discontinued operations reporting. ASU No. 2014-08 is to be applied prospectively to all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within fiscal years, and interim periods within those years, beginning after December 15, 2014. The Company elected to early adopt the provisions of ASU No. 2014-08 beginning July 1, 2014. Following the adoption, the gain from sale of 11 residential condominium units was recorded within continuing operation.

2.
In May 2014, the FASB issued Accounting Standards Update No. 2014-09 ASU 2014-09 "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.

ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total
Cost:

At January 1, 2013	$26,486	$158,755	$9,455	$5,347	$200,043
Additions	-	94	12,854	5,248	18,196

At December 31, 2013	26,486	158,849	22,309	10,595	218,239
Additions	-	544	549	(19,202)	(17,972)
Disposals	-	-	(3,643)	-	(3,780)

At December 31, 2014	26,486	159,393	19,215	(8,607)	196,487

Accumulated depreciation:

At January 1, 2013	-	4,815	307	95	5,217
Depreciation charge for the year	-	2,861	231	169	3,261

At December 31, 2013	-	7,676	538	264	8,478
Depreciation charge for the year	-	2,888	472	(477)	2,883
Disposals	-	-	(78)	-	(78)

At December 31, 2014	-	10,564	932	(213)	11,283

Real estate property, net:

At December 31, 2014	26,486	148,829	18,283	(8,394)	185,204

At December 31, 2013	$26,486	$151,173	$21,771	$10,331	$209,761

Estimated depreciation expenses by years are as follows:

Year	Estimated amortization expenses

2015	$3,066
2016	3,066
2017	3,066
2018	3,066
2019 and thereafter	146,454

$158,718

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	Above market value of in-place leases	Currency translation adjustment	Total
Cost:

At January 1, 2013	$1,784	$98	$1,882
Additions	-	48	48

At December 31, 2013	1,784	146	1,930
Additions	-	(193)	(193)
Disposals	(334)	-	(334)

At December 31, 2014	1,450	(47)	1,403

Accumulated depreciation:

At January 1, 2013	474	16	490
Depreciation charge for the year	278	21	299

At December 31, 2013	752	37	789
Depreciation charge for the year	453	(114)	339
Disposals	(334)	-	(334)

At December 31, 2014	871	(77)	794

Other assets, net:

At December 31, 2014	$579	$30	$609

At December 31, 2013	$1,032	$109	$1,141

Intangible assets consist of lease contracts with tenants deriving from the purchase of a building complex in Geneva in 2011 (see details in Note 1c).

Estimated amortization expenses by years are as follows:

Year	Estimated amortization expenses

2015	$207
2016	207
2017	178
2018	17

$609

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013

Escrow (1)	$1,271	$-
Prepaid expenses	49	81
Income receivable	7	8
Deposit	39	-
Others	30	49

	$1,396	$138

(1)	Deposit paid into an escrow account as part of the purchase agreement in connection with Retail Portfolio in Germany transaction (see details in Note 1b (6)).

NOTE 6:-	INVESTMENTS IN COMPANIES AND ASSOCIATES

a.
The Company invested several amounts in Mobixell Networks Inc. ("Mobixell"), a privately held company which was engaged in the design, development and marketing solutions for mobile rich media adaptation, optimization and delivery. The Company held 2.04% of Mobixell's shares on a fully diluted basis. During 2012 the Company's recorded impairments of its entire investment in Mobixell following several financing rounds in which the Company did not participate.

b.
On August 16, 2012, the Company acquired through its subsidiary beneficial interests in Two Penn Center Plaza in Philadelphia, Pennsylvania. This investment is accounted for using the equity method of accounting as the Company's indirect beneficial interest in Two Penn Center Plaza is 19.66% and therefore is considered to be more than minor (more than 3 to 5 percent), the equity method was applied.  See note 1b (1).

	December 31,
	2013	2014

Invested in equity	$4,025	$4,025
Accumulated net loss	(286)	(472)

Total investment	$3,739	$3,553

c.
On December 31, 2012 the Company acquired through its subsidiary Optibase Inc. approximately 4% indirect beneficial interest in a portfolio of shopping centers located in Texas, USA in consideration for $4,000 which accounted for the cost method of accounting. The Company believes that its beneficial interests in Texas portfolio are considered to be so minor that they create virtually no influence over the operating and financial policies of the Real Estate Asset and therefore this investment accounted for cost method of accounting. See note 1b (2).

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2014	2013

Employees and payroll accruals	$195	$207
Accrued expenses	748	1,903
Government (mainly tax provision)	3,580	2,344
Advance rent payments	313	483
Tenant security deposits	98	138
Other	57	56

Total	$4,991	$5,131

NOTE 8:-	LONG TERM LOANS

a.
On October 29, 2009, Optibase SARL received a mortgage loan ("the Loan") from a financial institution in Switzerland, in the amount of CHF 18,800 for the purpose of purchasing the real estate property located in Rümlang, Switzerland ("the Property"). The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins (0.8%). The financial institution may increase the margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2014, the Company met the required covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2015 (current maturity)	$380

Long-term portion:
2016	380
2017	380
2018	380
2019	380
Thereafter	15,198

Total	$16,718

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	LONG TERM LOANS (Cont.)

b.
On October 2011, OPCTN and Eldista entered into a CHF 100,000 bank loan refinancing with Credit Suisse for the above mentioned loan. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins, the combined interest margins rate is 0.83%. The loans are repaid at a rate of CHF 2,000 per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares.

Maturities of the loan by years are as follows:

Year ended December 31,

2015 (current maturity)	$2,021

Long-term portion:
2016	2,021
2017	2,021
2018	2,021
2019	2,021
Thereafter	85,278

$93,362

The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2014, the Company met these covenants.

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries facilities leased and motor vehicles leased under several operating lease agreements for different periods ending in 2017.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31

2015	$65
2016	12
2017	1

$78

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Assets pledged as collateral:

As collateral for the Company's loan mortgages, a fixed pledge has been placed on the Company's subsidiaries in Luxemburg shareholders' equity. See details in note 8.

c.	Office of the Chief Scientist and European Commission commitments:

Until the sale of the Video Activity the Company participated in programs sponsored by the Israeli Government and by the European Commission for the support of research and development activities.

The Company was obligated to pay royalties to the Office of the Chief Scientist ("OCS"), in the amount of 3%-3.5% of the sales recorded from products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company is currently undergoing an audit by the OCS for royalties paid before the sale of our Video business. As of December 31, 2014, the Company believes it has sufficient provisions to cover the outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations as the Company has no further obligation to pay royalties on revenues generated by the Video Activity subsequent to its sale.

In addition, during 2010 and 2011 the Company was audited by the European Commission for grants received under 3 FP6 contracts. As results of the audit findings implementation the Company paid during 2012 an amount of $ 430 which settled and closed the financial audit.

d.	Legal claim and contingent liabilities:

1.
In connection with the sale of Video Activity (as further described in Note 1e) and as part of a dispute arose between Vitec and the Company, since October 2010 Vitec and the Company have filed several separate motions with the Tel-Aviv District Court, seeking, inter alia, fixed and temporary injunctions. The motions filed by both parties have been dismissed by the court and were transferred to arbitration proceedings, which were undergoing during the past three years and until February 27, 2014.

On July 30, 2013, the final decision of the arbitrator regarding the arbitration proceedings against Vitec (the "Arbitration Award") was submitted to the parties. The arbitrator accepted the majority of the Company's claims whilst most of Vitec's claims were rejected. The Arbitration Award mentions that the Company acted in the ordinary course of business and Vitec's claims regarding injury to reputation, loss of profits and loss of business opportunities were dismissed out of hand.

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

After the Arbitration Award was given, the Company made efforts to execute the Arbitration Award with no further delay, in order to comply with the Arbitrator's decision and to avoid paying unnecessary interests. The Company didn't come to any understating with Vitec. Hence, on September 1, 2013, the Company submitted with the Tel-Aviv District Court a motion requesting the confirmation and validation of the Arbitration Award.

On September 17, 2013, Vitec responded to the Company's motion by submitting a motion of its own, asking the Court to nullify some parts of the Arbitration Award, or alternatively ask the arbitrator to do so, mainly regarding sums received by the Company after the closing of the transaction. Vitec claimed that the Arbitration Award did not include final rulings regarding such sums. Vitec also claimed that the arbitrator made a calculating mistake in favor of the Company, in the amount of $400 which should be paid to Vitec.

On February 27, 2014, the Court gave its final ruling. The Court rejected all of Vitec's claims, dismissed its motion to nullify the Arbitration Award and confirmed and validated the Arbitration Award in it's entirely. The Court also ruled that Vitec will bear the legal expenses of this proceeding including the costs of the translation of the Arbitration Award.

Following the Court's ruling, the Company and Vitec instructed the court's treasury and ADAD Trust company Ltd. to release $200 and $1,000, respectively, deposited as Escrow Funds. On March 20, 2014, the funds were released and a net sum of $715 was transferred to the Company.

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

On July 30, 2013, along with the Arbitration Award regarding the arbitration with Vitec, the Arbitrator gave his decision regarding the personal claim against Adv. Afik and Afik Counter Claim. The arbitrator chose to accept most of the Company's claims and rejected most of Adv. Afik's claims. The Arbitrator awarded Adv. Afik the sum of $36 only for damages caused by the lien imposed on Adv. Afik's bank accounts and $10 for legal expenses. Adv. Afik claims regarding libel were utterly rejected. The Company paid these amounts.

Following the Court's ruling regarding the validation of the Arbitration Award, as mentioned above, the parties filed a motion to Court, with consent, to return the securities deposited by the Company during the imposition of the lien. On March 6, 2014 the court rendered its decision and ordered to return these escrow funds to the Company.

3.
On October 26, 2014, the Company received a letter on behalf of two purported shareholders (the "Shareholders") demanding the Company to file a derivative claim against its controlling shareholder and directors and officers, according to procedures of the Companies Law and requesting discovery of internal documents. The demand alleges, among other things, breach of fiduciary duties by directors and officers with respect to the approval of the transaction to acquire condominium units in Miami Beach, Florida, (the "Transaction"). The Shareholders are seeking damages which were not specified in the letter allegedly caused to the Company by its controlling shareholder and its directors and officers. In accordance with the Companies Law. The Company presented the Shareholders, at their request, with certain materials in connection with the Transaction for their review. Since then and as of today, the Company did not receive any additional demand from the Shareholders. At this preliminary stage the Company cannot evaluate the probability of success of any legal proceedings against the Company in connection with the demand.

4.
On March 1, 2010, the Company’s subsidiary in Luxembourg entered into an Option Agreement, (the "Option Agreement"), with Swiss Pro who introduced the Company the Rümlang property and facilitated the acquisition and financing of the commercial building acquired by the Company in October, 2009 in Rümlang, Switzerland. According to the Option Agreement, the Company's subsidiary granted Swiss Pro an option to purchase twenty percent (20%) of its share capital in consideration of CHF 315 for the option. The exercise price under the Option Agreement is calculated based on twenty percent (20%) of acquisition costs for the Rümlang Property plus interest and an adjustment for proceeds that are distributed to the shareholders. The shares that would be issued to Swiss Pro upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of the Company. The option granted under the Option Agreement will expire within eight years from the entrance into the agreement, i.e.: on February 28, 2018.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.
Eldista had a dispute with Swiss Pro Capital ("Swiss Pro"), a company organized under the Switzerland laws, arising from the consultancy agreement entered between the parties and dated May 19, 2011 (the "Consultancy Agreement"). The Consultancy Agreement stated that Swiss Pro would provide services to Eldista in exchange for the payment of a certain consultancy fee (the "Services"). Pursuant to the Consultancy Agreement, Eldista undertook to pay Swiss Pro a bonus in the manner calculated in the Consultancy Agreement.

Pursuant to the Consultancy Agreement, Eldista had a right at any time following the second anniversary of the Consultancy Agreement, to elect to prepay to Swiss Pro the bonus in full by delivering written notice to Swiss Pro (the "Prepayment Notice") and by paying Swiss Pro the prepayment amount as calculated pursuant to the Consultancy Agreement. On July 14, 2013, Eldista delivered to Swiss Pro a prepayment notice calculating the prepayment amount based on the property appraisal concluding that no prepayment amount was due to Swiss Pro. On July 18, 2013 Swiss Pro delivered a notice to Eldista disputing such determination of the prepayment amount.

On August 21, 2014 Eldista and Swiss Pro entered into a settlement agreement, according to which Eldista will pay Swiss Pro an agreed prepayment amount of CHF 400 as consulting fees in full settlement of all dispute between the parties and their affiliates regarding the Consultancy Agreement. On August 29, 2014 Eldista paid the agreed payment.

NOTE 10:-	FAIR VALUE MEASUREMENTS

a.	Recurring Fair Value Measurements

As of December 31, 2014 and December 31, 2013, the Company had an interest rate swap agreements for loan amounts of $ 74,019 and $ 85,660, respectively that are measured at fair value on a recurring basis. As of December 31, 2014 and December 31, 2013, the fair value of the interest rate swaps consisted of a liability of $ 539 and   $ 1,628, respectively. The balance as of December 31, 2014 is included in short term liabilities in the Company consolidated balance sheet. The net unrealized income on the Company interest rate swaps was $ 508 for the year ended December 31, 2014 and is included in financial expenses, net in the Company consolidated statements of operation. The fair value of the interest rate swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using interest rate pricing models and observable inputs.

b.	Valuation Methods

In accordance with ASC 820, the Company measures its interest rate swap derivative instruments at fair value using the market approach valuation technique. The fair value of interest rate swap derivative instruments is classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate tax rate was 25% in 2012, 25% in 2013 and 26.5% in 2014. A company in Israel is taxable on its real (non-inflationary) capital gains at the corporate tax rate of 26.5% in the year of sale.

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to the following tax rates:

	Year ended December 31,
	2014	2013	2012

Luxemburg	29%	29%	29%
Switzerland	24%	24%	24%
United States	34%	34%	35%

b.	Tax assessments:

The Company has final tax assessments through the tax year 2010.

c.	Deferred tax assets and liabilities:

Deferred tax assets and liabilities mainly deriving from the acquisitions of commercial buildings in Switzerland. The deferred taxes are computed at the average tax rate of 24%, based on the corporate income tax in Switzerland, which is the tax rate that will be in effect when the differences are expected to reverse.

	December 31,
	2014	2013
Deferred tax assets:
NOLs	$29,809	$32,891
Lease provision	1,567	1,769
Swap instrument	129	390
Mortgage loan	216	246
Reserves and allowances	92	-

Deferred tax assets	31,813	35,296

Deferred tax liabilities:
Land	(5,336)	(5,931)
Building	(10,667)	(12,016)
Other assets, net	(146)	(273)
Reserves and allowances	-	(67)

Deferred tax liabilities	(16,149)	(18,287)

Valuation allowance	(29,901)	(32,824)

Deferred tax liabilities, net	$(14,237)	$(15,815)

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

d.	Net operating losses carry-forward:

Through December 31, 2014, Optibase Ltd. had net operating losses carry-forward for tax purposes in Israel of approximately $ 68 million which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2014, Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 30 million that can be carried forward and offset against taxable income for 20 years, no later than 2033. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S deferred tax assets.

e.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2014	2013	2012

Income (loss) before taxes as reported	$6,947	$5,142	$5,698

Theoretical tax benefit computed at the statutory rate (25%, 25% and 26.5% for the years 2012, 2013 and 2014, respectively)	$1,841	$1,286	$1,424
Differences in tax rates on income deriving from foreign subsidiaries	14	(170)	(54)
Tax adjustments in respect of currency translation	170	(160)	(305)
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	(769)	223	324
Other non-deductible expenses	246	339	254

Income tax expense	$1,502	$1,518	$1,643

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

f.	Income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2014	2013	2012

Domestic	$(1,000)	$328	$(810)
Foreign	7,947	4,814	6,508

	$6,947	$5,142	$5,698

g.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2014	2013	2012

Current	$1,489	$1,397	$1,537
Deferred	13	121	106

	$1,502	$1,518	$1,643

Domestic	$-	$-	$-
Foreign	1,502	1,518	1,643

	$1,502	$1,518	$1,643

h.
As of December 31, 2013 and 2014 the Company has no liability for unrecognized income tax benefits, and there was no change in its liability for unrecognized income tax benefits during all years presented.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company and the right to receive dividends, if declared.

2.
On December 31, 2013 following the approval of the Company board of directors and the approval of the Company shareholders, the Company issued a net sum of 1,300,580 ordinary shares in consideration for the purchase of twelve luxury condominium units in Miami Beach, Florida from a private companies indirectly controlled by Capri, The Company's controlling shareholder (see note 1b (4)).

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Stock options:

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

The exercise price of the options granted under the above mentioned plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The total number of options available for future grants as of December 31, 2014 was 482,722.

A summary of the Company's stock option activity, and related information, is as follows:

	Year ended December 31, 2014
			Weighted
			average
	Amount	Weighted average exercise price	Remaining contractual term (years)

Outstanding at the beginning of the year	124,000	$9.61	3.68
Granted	-
Forfeited	(12,000)	$18.6

Outstanding at the end of the year	112,000	$8.65	3.01

Exercisable options at the end of the year	97,585	$8.45	2.88

Options vested and expected to vest at end of year	112,000	$8.65	3.01

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock value as of December 31, 2014 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount changes based on the fair market value of the Company's stock. As of December 31, 2013 and 2014, the total intrinsic value of outstanding options was $ 0.

As of December 31, 2014, there was $ 53 of total unrecognized compensation cost related to options compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a period of up to four years.

c.	Non-vested shares:

In May 2006, the Board of Directors approved the adoption of the 2006 Israeli Incentive Compensation Plan (the "2006 Plan"). The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks.

The Company currently uses the 2006 Plan for the grant of restricted shares only. The restricted shares are granted at no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. In November 2013 and in August 2014, the Company’s board of directors approved the increase of 50,000 shares and 150,000 shares under the 2006 Plan.

As of December 31, 2014 the pool consists of 260,000 Shares, where an aggregate sum of 191,690 ordinary shares has been reserved for issuance under the 2006 Plan.

A summary of the status of the entity's non-vested shares as of December 31, 2014, and changes during the year ended December 31, 2014, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2014	6,000	$5.66

Granted	8,000	$5.75
Exercised	(4,000)	$5.59

Non-vested at December 31, 2014	10,000	$5.76

As of December 31, 2014, there was $ 14 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a period of up to two years.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

d.	The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2012, 2013 and 2014, was comprised as follows:

	Year ended December 31,
	2014	2013	2012

General and administrative	$97	$118	$117

NOTE 13:-	SELECTED STATEMENT OF OPERATIONS DATA

Financial income (expenses):

	Year ended December 31,
	2014	2013	2012
Financial income:
Interest	$3	$7	$44
Foreign currency translation adjustments	-	-	130
Remeasurement of derivatives	1,025	1,223	811

	1,028	1,230	985
Financial expenses:
Interest	(2,109)	(2,486)	(2,228)
Foreign currency translation adjustments	(70)	(87)	-

	(2,179)	(2,573)	(2,228)

	$(1,151)	$(1,343)	$(1,243)

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-        GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company activity). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2014, 2013 and 2012 and real estate property as of December, 31, 2014, 2013 and 2012.

	2014		2013		2012
	Total	Real Estate	Total	Real Estate	Total	Real Estate
	revenues	Property, net	revenues	Property, net	revenues	Property, net

Europe	$12,830	$166,921	$12,973	$187,990	$12,948	$185,678
United States	1,108	18,283	738	21,771	728	9,148

	$13,938	$185,204	$13,711	$209,761	$13,676	$194,826

NOTE 15:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Controlling shareholders:

To the Company's knowledge there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company. To the best of The Company's knowledge, the Company's controlling shareholder, the Capri Family Foundation, holds approximately 73% of the Company's ordinary shares.

b.	Related party transactions:

1.
On October 12, 2012, following the approval of the Company audit committee and board of directors, and the approval of the Company's shareholders during an annual general meeting of our shareholders held on August 16, 2012, the Company wholly-owned subsidiary, Optibase Two Penn, LLC, became a limited partner of Two Penn Philadelphia LP, a Pennsylvania limited partnership, or the Partnership, which acquired an approximately 20% beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, or the Two Penn Property, and entered into the Limited Partnership Agreement of the Partnership or the Two Penn LPA. The general partner of the partnership and certain other limited partners of the Partnership, are persons or entities affiliated with Mr. Shlomo (Tom) Wyler, currently the Chief Executive Officer of our subsidiary, Optibase Inc., formerly the Company's president and member of our board of directors and considered the controlling shareholder of the Company.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS (Cont.)

2.
On July 2013, following the Company audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of guarantees, (the "Guarantees"), from our controlling shareholder or any affiliate thereof, or collectively, (the "Controlling Shareholder"), to financing institutions in connection with the Company subsidiaries' or affiliated companies' real estate and real estate related activities. The purpose of the receipt of the Guarantees is to increase the Company financial resources in order to expand the Company Real Estate Activities. The Guarantees will be provided by the Controlling Shareholder to financing institutions in for a credit or loan to be provided in the event the Company is unable to provide sufficient equity in connection with the Real Estate Activities. The Guarantees will be provided for credit or loan amounts that will not exceed $20,000 per year, effective as of July 18, 2013, and up to $60,000 for a three-year period. The Guarantees will be in effect for the entire duration of the credit agreement or loan facility. The Company will not bear any costs or expenses in connection with the provision of the Guarantees and will not indemnify the Controlling Shareholder in case such Guarantees are exercised. As of December 31, 2014 the Guarantee has not been exercised.

3.
On December 19, 2013, and following the approval of the Company's audit committee, compensation committee, board of directors, and the Company's shareholders the Company approved the compensation terms of Mr. Shlomo (Tom) Wyler, for his service as Chief Executive Officer of the Company's subsidiary Optibase Inc. The yearly gross base salary will be $170 as well as reimbursement of health insurance expenses of up to $24 per year, and including reimbursement of reasonable work-related expenses incurred up to $50 per year.

4.
On December 19, 2013, and following the approval Of the Company's audit committee, board of directors, and the Company's shareholders approved the a service agreement between the Company and Mr. Reuwen Schwarz, currently serves also as a member of our board of directors, who is a relative of the beneficiaries of Capri, the Company's controlling shareholder, for the provision of real estate related consulting services in consideration for a monthly fee of EURO 4 plus applicable value added tax (if applicable) and reimbursement for expenses incurred up to EURO 12 per year.

5.
On December 31, 2013 following the approval of the Company's audit committee, board of directors and the Company's shareholders, the Company, through its subsidiary Optibase Inc., completed the purchase of twelve (12) residential units in Flamingo South Beach One Condominium and the Continuum on South Beach Condominium, both located in Miami Beach, Florida from a private companies indirectly controlled by the Company's controlling shareholder (the "seller") for an aggregate net consideration of $7,153 following the set off of rental income of one unit for a period of three years to the seller, representing the fair value of 1.31 million new ordinary shares of the Company issued to the seller.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS (Cont.)

6.
On October 22, 2014, following the approval by the Company audit committee and board of directors the Company shareholders approved the entrance into a registration rights agreement with Mr. Shlomo (Tom) Wyler and Capri, for the filing of a registration statement in order to register for resale all of our ordinary shares of held by them. As of December 31, 2014 registration has not been implemented yet.

7.
On September 17, 2014, following the approval of the Company audit committee and board of directors, the company entered into a transaction to sell the eleven (11) Flamingo Units, to an unrelated third party, in consideration for an aggregate price of approximately $6.4 million. The transaction was conditioned on the purchaser’s execution of a purchase and sale agreement to acquire an additional nineteen (19) condominium units located in the Flamingo Condominium from a company affiliated with our controlling shareholder. Therefore, in the interest of caution, the Company treated the transaction as a transaction between a public company and another party, in which the company’s controlling shareholder has personal interest.

NOTE 16:-	SUBSEQUENT EVENTS

On December 18, 2014 the Company through its subsidiary entered into a Purchase Agreement with an unrelated third party to acquire a retail portfolio of twenty-seven commercial properties in, Germany (the "Transaction Portfolio").

The purchase price to be paid by the Company in order to acquire the Transaction Portfolio is up to EUR 29,750 (approximately $ 36,142 as of December 31, 2014). In addition to the Purchase Price, the Company will incur acquisition costs, including real estate transfer taxes of approximately EUR 2,400 (approximately $ 2,915 as of December 31, 2014). The closing of the transaction is expected to occur on or before May 31, 2015. See details in note 1 b (6).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2015	OPTIBASE LTD.

By: /s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum of Association of Optibase Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 6-K dated February 15, 2002).
1.2	Amended and Restated Articles of Association of Optibase Ltd. (incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F dated April 30, 2014).
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
4.8
“Flamingo/South Beach I Condominium Purchase Agreement” between Optibase FMC, LLC and Red Headed Amazon, LLC dated November 19, 2013 (incorporated by reference to Exhibit 99.13 to Amendment No. 5 to Schedule 13D filed with the SEC on February 3, 2014 by The Capri Family Foundation).

4.9
“Flamingo/South Beach I Condominium Purchase Agreement” between Optibase FMC, LLC and ISU Properties, L.P. dated November 19, 2013 (incorporated by reference to Exhibit 99.14 to Amendment No. 5 to Schedule 13D filed with the SEC on February 3, 2014 by The Capri Family Foundation).

4.10
“'AS IS' Residential Contract For Sale And Purchase” between Optibase Real Estate Miami, LLC and ISU Properties, L.P. dated November 19, 2013 (incorporated by reference to Exhibit 99.15 to Amendment No. 5 to Schedule 13D filed with the SEC on February 3, 2014 by The Capri Family Foundation).

4.11	Optibase Ltd. Compensation Policy for Executive Officers and Directors (incorporated by reference to Annex D to the Registrant's Report on Form 6-K dated November 13, 2013).
4.12	Service Agreement Between Optibase Ltd. and Mr. Reuwen Schwarz, dated November 1, 2013.
4.13*	“Registration Rights Agreement” between Optibase Ltd., The Capri Family Foundation and Mr. Shlomo (Tom) Wyler, dated September 4, 2014.
4.14*
“Purchase and Transfer Agreement” between Optibase Bavaria GmbH & Co. KG, Lincoln Dreizehnte Deutche Grundstucksgellschaft mbH and Lincoln Land Passau GmbH, dated December 18, 2014 (unofficial English translation).

4.15*	“Purchase and Sale Agreement” between Optibase FMC, LLC and Flamingo South Acquisitions, LLC, dated September 16, 2014.
8.1*	List of the subsidiaries of Optibase Ltd.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101*
The following financial information from Optibase Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2014 and 2013; (ii) Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (vi) Notes to Consolidated Financial Statements.

* Filed herewith