Form 20-F
period 2015-12-31
OPTIBASE LTD
filed 2016-03-31
CIK 1077618

As filed with the Securities and Exchange Commission on March 31, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

15 Abba Even Street
Herzliya 4672533, Israel
+972-73-7073700
(Address of principal executive offices)

Mr. Amir Philips, Chief Executive Officer
Telephone Number: 972-73-7073700, Fax Number: 972-73-7073701, Email: amirp@optibase-holdings.com
15 Abba Even Street
Herzliya 4672533, Israel
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,183,525 Ordinary Shares, par value NIS 0.65 per share, including 49,895 Ordinary Shares held by the Registrant and 12,000 Ordinary Shares held by a trustee for the benefit of the Registrant’s employees and directors under the Registrant’s incentive plan which have not vested on March 21, 2016, or within 60 days thereafter, both awarding their holders no voting or equity rights.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    No ☒

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

In this annual report, references to “$” or “dollars” or “U.S. dollars” or “USD” are to the legal currency of the United States, references to “CHF” are to Swiss Francs, references to “€” or “Euro” or “EUR” are to the legal currency of the European Union and references to “NIS” are to New Israeli Shekels, the legal currency of Israel. The Company’s financial statements are presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except as otherwise specified, financial information is presented in U.S. dollars. References to a particular “fiscal” year are to the Company’s fiscal year ended December 31 of such year.

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

ITEM 3. KEY INFORMATION

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015, and consolidated balance sheet data as of December 31, 2014 and 2015 from the audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and audited by our independent registered public accounting firm. We derived the consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 from audited consolidated financial statements that are not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the financial statements, and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Consolidated Statement of Operations Data:	Year Ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands, except per share data)

Fixed income from real estate	$12,479	$13,676	$13,711	$13,938	$15,273

Costs and expenses:
Cost of real estate operation	1,869	1,966	2,199	2,777	2,958
Real estate depreciation and amortization	2,153	2,569	3,369	3,813	3,925
General and Administrative	3,057	2,068	1,870	2,167	1,849
Other operating costs					2,352
Total costs and expenses	7,079	6,603	7,438	8,757	11,084
Gain on sale of operating properties	-	-	-	2,709	-
Operating income	5,400	7,073	6,273	7,890	4,189

Gain on bargain purchase	4,412	-	-	-	-
Other income (loss)	-	(100)	384	394	429
Financial expenses, net	(7,481)	(1,243)	(1,343)	(1,151)	(1,807)
Net income (loss) before taxes on income	2,331	5,730	5,314	7,133	2,811
Taxes on income	(481)	(1,643)	(1,518)	(1,502)	(1,609)
Equity share in earnings (losses) of associates, net	-	(32)	(172)	(186)	(31)

Net income from continuing operations	1,850	4,055	3,624	5,445	1,171

Net loss from discontinued operations	(51)	-	-	-	-
Net income	$1,799	$4,055	$3,624	$5,445	$1,171

Net income attributable to non-controlling interest	2,038	2,478	2,159	2,106	2,239
Net income (loss) attributable to Optibase LTD	$(239)	$1,577	$1,465	$3,339	$(1,068)

Net earnings (loss) per share :
Basic and Diluted net earnings (loss) per share from continuing operations	$(0.07)	$0.41	$0.38	$0.65	$(0.21)
Basic and diluted net loss per share from discontinued operations	$0.00	$0.00	$0.00	$0.00	$0.00

Basic and diluted net earnings (loss) per share	$(0.07)	$0.41	$0.38	$0.65	$(0.21)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands):
Basic	3,642	3,818	3,822	5,127	5,133
Diluted	3,642	3,820	3,826	5,131	5,133

	Year Ended December 31,
Consolidated Balance Sheet Data:	2011	2012	2013	2014	2015
	(U.S. dollars in thousands)

Cash and cash equivalents	$22,945	$19,142	$18,811	$22,902	$23,806
Working capital	16,361	11,985	10,112	14,500	10,360
Real estate property net	192,173	194,826	209,761	185,204	214,840
Total assets	219,885	224,882	238,748	218,004	262,944
Long term loans and bonds, including current maturities	126,135	126,895	127,741	112,481	161,100
Capital Stock	131,478	131,568	138,813	138,886	138,949
Total shareholders’ equity	$61,261	$66,552	$78,924	$77,075	$75,584

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

Prior to 2012, mainly during our engagement in the Video Solutions Business and except for several non-continuous quarters during 2010 and 2011, we have been operating at a loss. Since 2012, except for the second quarter, and during 2013, 2014, we have been profitable. In 2015, we operated at a loss mainly due to acquisition-related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany.

As of December 31, 2015, we have accumulated losses of $61 million. However, given current market conditions, the demand for our real estate properties and other expenses, we may operate at a loss and may not be able to sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. We cannot assure you that we will be able to increase our revenues and sustain profitability. For further details regarding our cash flow, see Item 5.B“Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

We may be affected by instability in the global economy, including the recent European economic and financial turmoil.

Instability in the global credit markets, including the recent European economic and financial turmoil related to sovereign debt issues in certain countries, the instability in the geopolitical environment in many parts of the world and other disruptions, such as changes in energy costs, may continue to put pressure on global economic conditions. The world has recently experienced a global macroeconomic downturn, and if global economic and market conditions, or economic conditions in key markets, remain uncertain, stagnant or deteriorate further, we may experience material adverse impacts on our business, operating results, and financial condition.

Our ability to freely operate our business is limited as a result of certain covenants included in the deed of trust of our Series A Bonds.

The deed of trust governing the Series A Bonds, or the Series A Deed of Trust, contains a number of covenants that limit our operating and financial flexibility (such as our minimum equity (excluding minority interest) will not be less than $33 million; our equity (including minority interest) to balance sheet ratio will not be less than 25%; the net financial debt to CAP ratio will not be greater than 70%). For a description of Series A Deed of Trust, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such covenants may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with our financial covenants and other undertakings under Series A Deed of Trust could result in demand for immediate repayment of the outstanding amount under the Series A Bonds and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition and our results of operations.

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

The Capri Family Foundation, or Capri, a foundation organized under the laws of the Republic of Panama, beneficially own, directly and indirectly through its subsidiaries, approximately 73.95% of our outstanding ordinary shares. For further information, see Item 4.A. “History and Development of The Company” and Item 7.A. “Major Shareholders” below. As a result of such holdings in our ordinary shares, Capri can significantly influence the outcome of corporate actions requiring an ordinary majority approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We are currently, and may be in the future, the target of securities class action, derivative claim or other litigation, which could be costly and time consuming to defend.

In the past, following a period of volatility in the market price of a company’s securities, securities class action lawsuits, derivative claims and other actions have often been taken against public companies and their directors and officers. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel. Currently, we are engaged in one material legal proceeding, which is for substantial amounts. In May 2015 we were served with a motion to approve the filing of a derivative claim (on behalf of the Optibase) against the Company's controlling shareholder, directors and CEO and against certain former controlling shareholder and directors. Should this request to certify lawsuits against us as a derivative claim be approved and succeed, this may have a material adverse effect on our financial results. Additionally, and due to the nature of derivative claims, regardless of its outcome, and even if the claims are without merits, it incurs substantial costs and our management resources that are diverted to defending such litigation. For further details see Item 8. “Financial Information - Legal Proceedings”.

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

This volatility may continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2014 through March 21, 2016, the closing price of our ordinary shares listed on the NASDAQ Global Market fluctuated reaching a high of $9.29 and decreasing to a low of $5.15. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Our effective tax rate could be materially affected by several factors including, among others, changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates, changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions.

We conduct business globally and file income tax returns in multiple jurisdictions. We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment, including as a result of a determination that the transfer prices and terms we have applied are not appropriate, such an adjustment could have a negative impact on our financial results.

Holders of our ordinary shares who are United States residents face income tax risks.

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash and real estate properties are considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we may have been a PFIC during the taxable year ended December 31, 2015, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read “Item 10.E. Taxation” under the heading “United States Federal Income Tax Consequences” below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

 During 2015, our available cash was invested in interest bearing bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2015, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

As of December 31, 2015, our commercial property in Geneva, Switzerland, accounted for approximately 71% of our portfolio annualized rent. Our revenue would be materially adversely affected if this property was materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if rental payments at this property decrease or if tenants at this property fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy. For further information regarding our property in Geneva, Switzerland, see Item 4.B. “Business Overview - Properties”.

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

In the event we are unable to continuously comply with the covenants, including with respect to financial covenants, which we undertook with respect to our properties, our results of operations may be adversely affected.

In connection with the financing of most of our properties, we have long-term agreements with several banks. The agreements that govern the provision of financing include, among other things, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements. Those existing agreements allow the lender to demand an immediate repayment of the loans in certain events (events of default), including, among other things, a material adverse change in the Company's business and noncompliance with the financial covenants set forth in those agreements. The occurrences of any event of default may have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for our continued growth.

Rapid and significant changes in interest rates may adversely affect our profitability.

We have financed the purchase of the CTN complex and the Rumlang property with loans bearing floating interest rates and further received during 2015 a loan secured by our condominium units in Miami which bears floating interest rate (as of December 31, 2015 the balance of all such loans was $109.9 million, see also Item “Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources.”). As a result we are exposed to changes in the libor interest rate (libor on the US Dollar and libor on the CHF).  An increase in the libor interest rate could materially adversely affect our financial expenses and thereby our profitability.  In light of the low interest rate environment we have also decided at this stage not to perform hedging against our exposure to such changes in interest rates.

An adverse change in the Swiss real estate market will adversely affect our results of operations.

Two out of our investments, including our most significant property (the CTN complex in Geneva), are located in Switzerland. During 2013 and throughout 2015, as Swiss interest rates declined further, the Swiss real estate prices remained stable in most segments, while other segments were showing signs of increase mainly due to the low interest rates and lack of investments alternatives. Along with the historically low interest rates, the overall availability of financing has decreased significantly as LTV (Loan To Value) rates have been reduced by lenders, leading to more pressure on leveraged transactions further decreasing investments yields. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be slowing down further, in particular the demand for prime office space and the price for such real estate properties. Any significant adverse change in the real estate market in Switzerland, such as lack of attractive financing, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

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

Because of our small size, we rely on a small number of personnel who possess both executive and financial expertise, and the loss of any of these individuals would hurt our ability to implement our strategy and may adversely affect our financial results.

Because of our small size and our reliance on a limited financial and management personnel, our continued growth and success depends upon the continued contribution of the managerial skills of our financial and management personnel. If any of the current members of the management is unable or unwilling to continue in our employ, our results of operations could be adversely affected.

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

An adverse change in the German real estate market will adversely affect our results of operations.

Since 2015, we own through our wholly-owned subsidiary, a portfolio of supermarkets located mainly in Bavaria, Germany. In recent years the German real estate market was showing signs of growth, and stabilization towards the end of 2015. As the European economy have been stagnant at best over the last few years, the German economy and its real estate sector have shown significant signs of improvement also fueled by a steady decrease in interest rates, an increase in availability of financing and the increasing demand for real estate investments by foreign investors drown to the German market for the reduced availability of other rewarding investment opportunities in the European market. Any significant adverse change in the real estate market in Germany, such as an increase of interest rates, a decrease in availability of financing, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

An adverse change in the U.S. real estate market will adversely affect our results of operations.

We own, through our wholly-owned subsidiary, several real estate properties located in Philadelphia, Texas, Chicago and Miami, in the U.S. During 2013, the pressure on properties’ pricing have eased somewhat and the U.S. real estate market was showing signs of stabilization and an increase towards the end of the year. During 2014 and throughout 2015 the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Any significant adverse change in the real estate market in the United States, such as an increase of interest rates, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

With respect to our residential properties in Miami, Florida, the success of our investment will depend on market conditions.

We own, through our wholly-owned subsidiary, 25 residential properties in Miami and Miami Beach, Florida, including 21 luxury condominium units and two penthouse units in the Marquis Residences, one penthouse unit in Ocean One Condominium and one condominium units in the Continuum on South Beach Condominium. To date, 22 of the units have been fully constructed and are in rentable condition, while three penthouses are still undergoing renovations and remodeling. Currently 20 of the units are occupied by tenants and the remaining units are being marketed to potential tenants and potential buyers. For further information, see Item 4.B. “Business Overview - Real Estate Business”.

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

We are currently, with respect to our real-estate properties in Geneva, Switzerland, Philadelphia, Chicago and Texas, and we may, in the future, own interests in real-estate assets or real-estate holding companies in partnership with other entities. Our investments in these partnerships may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent or may not fulfill its financial obligations under our partnership agreements, which may cause us to provide financing in excess of our ownership share or which may cause us to be unable to fulfill our financial obligations, possibly triggering a default under our bank financing agreements or, in the event of a liquidation, preventing us from managing or administering our business or entail a compulsory sale of the asset at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our assets that are jointly owned. In addition, we hold approximately 30%, approximately 20% and approximately 4%, respectively, of the beneficial interest in the real-estate properties located in Chicago, Philadelphia and Texas. Our minority interest causes us to rely on our partners to manage the properties, and our influence over decisions regarding the properties and their management is limited.

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

We are exposed to cyber security risks that, if materialized, may affect our business and operations.

Our operations rely on computer, information and communications technology and various computer hardware and software applications. Despite our implementation of network security measures, our tools and servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems and tools located at customer sites, or could be subject to system failures or malfunctions for other reasons. System failures or malfunctioning could disrupt our operations and our ability to timely and accurately process and report key components of our financial results.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote, or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Because a significant amount of our revenues is generated in Swiss Francs and in Euro but a portion of our expenses are incurred in New Israeli Shekels and in US dollars, our results of operations may be harmed by currency fluctuations.

Our management believes that the U.S. dollar is the currency in the primary economic environment in which we operate. Thus, our functional and reporting currency is the U.S. dollar. Notwithstanding, we generate a significant amount of our revenues in CHF (Swiss Franc) and in Euro and incur a portion of our expenses in NIS and in U.S. dollars. As a result, we are exposed to currency fluctuation of the U.S. dollar against the CHF the Euro and the NIS.

The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses and the interest and principal payments of our series A bonds are made in NIS. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the fluctuation of NIS against the U.S dollars or if the timing of such fluctuation lags behind increases in inflation in Israel.

Our operations could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we perform hedging transactions from time to time according to our board's approval. In the future we may enter into additional currency hedging transactions to decrease the risk of financial exposure from fluctuations. These measures, however, may not adequately protect us from adverse effects due to the impact of inflation in Israel.

The inflation rate in Israel was approximately 1.8% in 2013, and a deflation of approximately (0.2)% in 2014 and (1)% in 2015. The changes of the NIS against the dollar was an appreciation of approximately 7% in 2013, and a devaluation of approximately (12)% in 2014 and (0.3)% in 2015. The change of the CHF against the dollar was an appreciation of approximately 2.8% in 2013, and a devaluation of approximately (10)% in 2014 and  (0.2)% in 2015. The change of the Euro against the dollar was a devaluation of (10)% 2015.

Our shares are listed for trade on more than one stock exchange, and this may result in price variations.

Our ordinary shares are listed for trade on The NASDAQ Global Market and on the Tel Aviv Stock Exchange Ltd., or TASE. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on The NASDAQ Global Market and New Israeli Shekels on the TASE. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

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

We were founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Optibase Ltd. Our ordinary shares have been trading on The NASDAQ Global Market under the symbol “OBAS” since our initial public offering on April 7, 1999.

We listed our ordinary shares for trade on the Tel Aviv Stock Exchange Ltd., or the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of our ordinary shares from trade on the TASE was effective on September 28, 2008. The last day for trading of our ordinary shares on the TASE was September 24, 2008. In April 2015, we listed again our ordinary shares for trade on the TASE. According to the Israeli legislation, Israeli companies whose shares are traded on certain stock exchanges outside of Israel are allowed to be registered on the TASE, while reporting, in substance, in accordance with the provision of the relevant foreign securities law applicable to the Company. In August 2015, we completed an offering of NIS 60 million non-convertible bonds to the public in Israel and such bonds have been traded on the TASE. For further information, see “Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

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

Our principal executive offices are located at 15 Abba Even Street, Herzliya 4672533, Israel, and our telephone number at that location is +972-73-7073700. Our website is located at www.optibase-holdings.com. We use a local agent in California for administrative purposes and domestic filings, which is Formation Solutions Inc. 400 Continental Boulevard, 6th Floor El Segundo, CA 90245.

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

As of the date of this annual report, our portfolio includes the holdings of interests in six operating commercial properties as well as condominium units in three residential projects.

Properties

The following table provides details regarding real-estate assets properties wholly owned or controlled by us or by our subsidiaries, as of the date of this annual report:

Property	Location	Acquisition Date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)	NOI ($000) (5)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	34,720	10,406	93%	323	9,350
Edeka supermarkets	Bavaria, Germany	June 2, 2015 and July 8, 2015	100%	Ownership	Commercial	37,000	3,288	99%	90	1,733
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	1,654	92%	144	1,438
Miami, Florida	Miami, Florida	2010-2013	100%	Ownership	Residential - Condominium Units	4,260	970	80%	285	(206)
Portfolio Total/ Weighted Average	-	-	-	-	-	88,480	16,318	95%	196	12,315

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2015 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2015, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

(5) Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation and amortization and general and administrative expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

A reconciliation of operating income to NOI is as follows:

	Year Ended December 31
	Thousands US$
	2013	2014	2015

Net operating income NOI (Non-GAAP):
CTN	9,785	9,696	9,350
Edeka	-	-	1,733
Rumlang	1,612	1,558	1,438
Miami	115	(93)	(206)
Total (“NOI”) (Non-GAAP)	11,512	11,161	12,315

Less:
Real estate depreciation and amortization	3,369	3,813	3,925
General and administrative	1,870	2,167	1,849
Other operating costs (*)	-	-	2,352
Gain on sale of operating properties (**)	-	2,709	-
Operating income	6,273	7,890	4,189

(*) Acquisition-related costs related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany.
(**) Sell of residential condominium units located in Florida.

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

Funds From Operation

Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as recurring FFO, to account for items we do not believe are representative of ongoing operating results, including transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it’s a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

A reconciliation of net income to FFO and Recurring FFO is as follows:

	Year Ended December 31
	Thousands US$
	2013	2014	2015

Net income (loss) attributable to Optibase Ltd.	1,465	3,339	(1,068)

Adjustments:
Real estate depreciation and amortization	3,369	3,813	3,925
Pro rata share of real estate depreciation and amortization from unconsolidated associates	505	541	541
Non controlling interests share in the above adjustments	(1,651)	(1,868)	(1,923)
Fund from Operation (“FFO”) (Non-GAAP)	3,688	5,825	1,475

Other operating costs (*)	-	-	2,352
Gain on sale of operating properties (**)	-	(2,709)	-
Recurring Fund from Operation (“Recurring FFO”) (Non-GAAP)	3,688	3,116	3,827

(*) Acquisition-related costs related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany.
(**) Sell of residential condominium units located in Florida.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric’s FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

The following table provides details regarding our non-controlled real-estate assets or projects in which we indirectly own a minority stake, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Feet Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Feet ($)(4)
2 Penn Center Plaza	Philadelphia, Pennsylvania	October 12, 2012	19.66%	Beneficial interest in the owner of the property	Commercial	514,300	11,772	93	25
Texas Shopping Centers Portfolio	Houston, Dallas, San Antonio, Texas	December 31, 2012	4%	Beneficial interest in the portfolio	Commercial	2,514,000	29,699	95.5	12
South Riverside Plaza Office Tower (5)	300 South Riverside Plaza, Chicago	December 29, 2015	30%	Beneficial interest in the owner of the property	Commercial	1,056,900	17,365	98.98	17
Portfolio Total/ Weighted Average	-	-	-	-	-	4,085,200	58,836	96	15

(1) Net rentable square feet at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2015 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2015, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

(5) Was purchased on December 29, 2015.

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

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meters of leasable space (approximately 377,000 square feet), is currently leased to 49 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 93% occupied.

The following table sets forth certain information regarding leases of tenants in the CTN Complex, as of December 31, 2015:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2016	14	1,808	5.2	611	5.9
2017	8	5,667	16.3	1,584	15.2
2018	8	7,296	21	2,403	23.1
2019	5	811	2.3	319	3.1
2020	9	12,098	34.8	4,020	38.6
Thereafter	5	4,560	13.2	1,469	14.1
Sub-total	49	32,240	93	10,406	100
Vacant	-	2,480	7	-	-
Total	49	34,720	100	10,406	100

* The leases with the tenants described in the above table include either fixed end date, or notice periods ranging from one to twelve months.

In connection with the transaction, Optibase and The Phoenix entered into an agreement regarding their shareholdings in OPCTN. The agreement provides that Optibase will make day-to-day decisions and provide The Phoenix with customary protective rights. For further information see Item 10.C “Material Contracts”.

For a summary of the principal terms of the financing agreement entered by us for the purchase of the CTN complex, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

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

The five-story building includes 12,500 square meters (approximately 135,000 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 14 tenants, and is currently 92% occupied.

The following table sets forth certain information regarding leases of tenants in the Rümlang property, as of December 31, 2015:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2016	3	4,088	32.7	583	35.3
2017	3	974	7.8	171	10.3
2018	3	1,379	11	181	10.9
2019	2	1,208	9.7	202	12.2
2020	2	431	3.4	99	6
Thereafter	1	3,369	27.4	419	25.3
Sub-total	14	11,449	92	1,654	100
Vacant	-	1,051	8	-	-
Total	14	12,500	100	1,654	100

* The leases with the tenants described in the above table include either fixed end date, or notice periods ranging from three to six months.

For details regarding an option agreement granted to Swiss Pro for the purchase of twenty percent (20%) of the shares of Optibase RE 1 s.a.r.l, the owner of the property, see Item 10.C “Material Contracts”. For details on a demand received from Swiss Pro to receive certain data in connection with the option agreement, see Item 8. “Financial Information - Legal Proceedings”.

For a summary of the principal terms of the financing agreement entered by us for the purchase of the Rumlang property, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

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

Optibase 2 Penn, LLC is a limited partner in a larger joint venture that acquired 88% of the beneficial interests in the owner of the Two Penn Center Plaza. Two Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park. The building is currently leased to 137 tenants, primarily for general office and retail related usage. As of December 31, 2015, the Two Penn Center Plaza was 93% occupied and the annual rental income for the year 2015 totaled to approximately 10.4 million.

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

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The leasable area is currently 96% occupied. For the year ended on December 31, 2015, Texas shopping centers portfolio annual rental income totaled to approximately 29 million.

Marquis Residences in Miami, Florida

On December 30, 2010, our wholly-owned subsidiary, Optibase Real Estate Miami LLC, had acquired 21 luxury condominium units in the Marquis Residences in Miami, Florida. The condominium units were sold by Leviev Boymelgreen Marquis Developers, L.L.C., a Florida limited liability company. In consideration for the 21 condominium units, we paid a net purchase price of approximately $8.6 million. In addition to the purchase price, we have invested approximately $823,000 in finishing the units.

The Marquis Residences is a 67-story tower with 292 luxury residential units ranging from 1,477 to 4,200 square feet, a restaurant, a hotel, a spa and fitness center.

To date, 20 of the 21 units are rented out and the remaining unit is being offered for rental or sale. We intend to hold the units for investment purposes and will consider to continue renting or selling the units in accordance with our business considerations and market conditions.

21 units are pledged in connection with a financing agreement entered into by us, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

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

To date two penthouses are still undergoing renovations and remodeling, while the third unit’s renovation has been recently completed. We intend to hold the remaining two units for investment purposes and will consider renting or selling the units in accordance with our business considerations and market conditions.

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

Four units are pledged in connection with a financing agreement entered into by us, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources” .For further information, see Item 7.B. “Related Party Transactions”.

German Commercial Properties Portfolio

On December 18, 2014, our wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, or Optibase Bavaria, entered into a purchase agreement with Lincoln Dreizehnte Deutche Grundstucksgellschaft mbH and Lincoln Land Passau GmbH, unrelated third parties, or the Sellers, to acquire a retail portfolio of 26 separate commercial properties in Bavaria, Germany, and one commercial property in Saxony, Germany, or the Transaction Portfolio. On June 2, 2015 the closing of the transaction occurred and at the first stage we acquired 25 supermarkets in Bavaria. In consideration for the 25 supermarkets, we paid a net purchase price of €24 million. On July 8, 2015 we acquired the two remaining supermarkets for an additional purchase price of €4.75 million.

The Transaction Portfolio represents a homogenous retail portfolio in established retail locations. It has approximately 37,000 square meters of total rental space and currently generates annual net rental income of approximately EUR 3 million (approximately $3.3 million). The properties have an average tenancy rate of more than 90% of the total rental area, and an average remaining lease term of approximately seven years.

The tenants currently operate on the properties includes 26 supermarkets, and one commercial building with partly office use. The largest tenant in the Transaction Portfolio is EDEKA Handelsgesellschaft Südbayern mbH, or Edeka, one of the largest supermarket chain in the German market, which currently leases 22 of the rental properties in the Transaction Portfolio. In addition to the supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of Edeka.

For a summary of the principal terms of the financing agreement entered by us for the purchase of the portfolio, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

South Riverside Plaza Office Tower, Chicago

On December 29, 2015, our wholly-owned subsidiary, Optibase Chicago 300 LLC, completed an investment in 300 River Holdings, LLC, or the Joint Venture Company, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago under a 99 year ground lease expiring in 2114. We invested $12,900,000 in exchange for a thirty percent (30%) interest in the Joint Venture Company.

The property is located in Chicago’s premier West Loop submarket, along the Chicago River. The building, situated on the riverfront, offering 360 degree views at every level of the building. The building is currently approximately 98% occupied, including major tenants JP Morgan Chase, Zurich American Insurance, DeVry, Inc., National Futures Association, Federal Deposit Insurance Corporation and Newark Corporation.

JPMorgan Chase currently anchors the building occupying approximately 486,000 square feet, or 46% of the rentable area and has exercised its option to terminate its entire office space at no penalty after September 2016. As a result, we are currently seeking and negotiating alternative tenants to fulfil the vacant space.

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in Switzerland are Lem SA and Novimune SA, located in the CTN complex. As of December 31, 2015, these tenants occupied approximately 13,000 square meters and accounted for approximately $4.5 million of rent income, or approximately 37% of our gross leasable area in Switzerland and approximately 28%, of our annual rent in Switzerland. Our Commercial Properties Portfolio in Germany is supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenant in Germany is Edeka. As of December 31, 2015, Edeka occupied approximately 32,290 square meters and accounted for approximately $3 million of rent income, or approximately 87% of our gross leasable area and approximately 91%, of our annual rent. Our other tenant in Germany is Buchbauer Handelsmärkte GmbH. Or Buchbauer. As of December 31, 2015, Buchbauer occupied approximately 4,710 square meters and accounted for approximately $300,000 of rent income, or approximately 13% of our gross leasable area and approximately 8%, of our annual rent. No other tenant accounted for over 10% of our annual rent (on a consolidated basis).

Competition

The real estate market is highly competitive and is characterized by a large number of competitors. The main factor affecting competition in this market is geographic location of property. There are properties in close proximity to some of our properties that are similar in purpose and use, which has the effect of increasing competition for the leasing of those properties as well as reducing the rental rates for those properties. Other factors affecting competition are the leasing price, the physical condition of the properties and their energy efficiency rate, the finishing of the properties and the level of the management services provided to tenants. Furthermore, the overall economic and financial trends as reflected, among other things, in interest rates, may further increase competition, leading to a reduction of rental fees and a decline in demand for properties. However, as most of our real estate is leased under medium to long term agreements, we believe that our exposure is limited to most of the effects of slowdown in the real estate market, although a significant change in market conditions may adversely affect our ability to maintain current rates of occupancy or current rent levels.

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

4.C. ORGANIZATIONAL STRUCTURE

As of December 31, 2015, we have been managing our activity through our two wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California, the United States in 1991, Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009, and through our 51% held subsidiary OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011. Our subsidiaries hold the following companies: Optibase Inc. wholly owns Optibase Real Estate Miami LLC, Optibase 2Penn LLC, OPTX Equity LLC, OPTX Lender LLC, Optibase FMC LLC, and Optibase 300 Chicago LLC, all limited liability companies which were incorporated in Delaware or Florida, United States. Optibase SARL wholly owns Optibase RE1 SARL and Optibase RE2 SARL, which were incorporated in Luxemburg. Optibase SARL wholly owns Optibase Bavaria GmbH & Co. KG, a German partnership, and Optibase Bavaria Holding GmbH, a German corporation. OPCTN S.A. wholly owns Eldista GmbH, which was incorporated in Switzerland.

Our real estate activity is managed through several subsidiaries held directly and indirectly by Optibase Ltd. or its abovementioned subsidiaries.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Since December 2011, our headquarters were located in offices occupying approximately 1,399 square feet in Herzliya Pituach, Israel. Our lease for this space expired in December 2015. Currently our headquarters are located in offices occupying approximately 1,080 square feet in Herzliya Pituach, Israel. Our lease for this space expires in April 2016. We have leased new headquarters occupying approximately 3,412 square feet in Herzliya Pituach, our lease commence in April 2016 and ends in 2026

Our European subsidiaries occupy offices totaling approximately 646 square feet in Luxembourg. The current leases do not have an expiration date and can be terminated at any time with a three months prior notice.

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

Overview

Since our foundation we were engaged in the Video Solution Business. We sold that business to Vitec in July 2010 and we are currently engaged in the real estate sector. See Item 4.B “Business Overview”

Our consolidated financial statements are presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP.

Our functional currency is the U.S dollar.

The functional currencies of our subsidiaries are CHF, EUR and U.S dollar. We have elected to use the U.S. dollar as our reporting currency for all years presented.

The functional currency of our subsidiaries in the United States is the U.S dollars, the functional currency of the subsidiaries in Switzerland is their lead currency, i.e., CHF and the functional currency of our subsidiary in Germany is the EUR. Since our functional and reporting currency is the U.S dollars, the financial statements of Optibase Real Estate SARL and OPCTN S.A whose functional currency has been determined to be CHF and the financial statements of Optibase Bavaria whose functional currency has been determined to be Euro have been translated into U.S. dollars. Assets and liabilities of this subsidiary are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

As of December 31, 2015, we had available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately 23.8 million. As of March 24, 2016, we have available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $24.8 million. For information regarding the investment of our available cash, see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” below.

Our business may be affected by the condition in Israel, see Item 3.D. “Risk Factors”.

Fixed income from real estate rent

Fixed income real-estate consists primarily of revenues derived from real estate properties, held through our subsidiaries, in Switzerland (Rümlang and Geneva), Miami and Germany.

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

Other operating cost

Other operating cost consists of acquisition related cost of $2.4 million related to the acquisition of the 27 supermarkets in Bavaria, Germany.

Gain on sale of operating properties

Gain on sale of operating properties consists of sale of eleven condominium units located in Miami Beach, Florida during 2014.

Equity share in earnings (losses) of associates, net

Associates in which we have significant influence over the financial and operating policies without having control are accounted for using the equity method of accounting, accordingly we recorded during 2015 an equity loss in associate of our holdings of Two Penn Center Plaza in Philadelphia, Pennsylvania.

Other income (loss)

Other income (expenses), net, consists of dividend received and interest income on loan to associated company and impairment expenses.

Financial income (expenses), Net

Financial expenses consist primarily of interest we paid in connection with bank loans, debt issuance, currency hedging transactions, and losses from realization of securities and financial instruments. Financial income consists mainly of interest received on deposits and other financial assets held in our bank accounts and gains from realization of securities and financial instruments. Our exchange differences occur primarily as a result of the change of the NIS, CHF and Euro value relative to the U.S. dollar.

Taxes

As of 2015, Israeli companies are generally subject to a corporate income tax rate of 26.5%.  On 5 January 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

Taxable income of Luxemburg, Switzerland, Germany and the United States is subject to tax at the rate of approximately 29%, 24%, 16% and 34% respectively in 2015.

We have final tax assessments through the tax year 2011.

As of December 31, 2015, we had approximately $61 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $32 million that can be carried forward and offset against taxable income for 20 years, no later than 2035. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Net Income Attributable to Non-Controlling Interest.

 Net income attributed to non-controlling interest following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2013, 2014 and 2015 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2013	2014	2015

Fixed income real estate	100.0%	100.0%	100.0%
Costs and expenses:
Cost of real estate operations	16	19.9	19.4
Real estate depreciation and amortization	24.6	27.4	25.7
General and administrative	13.6	15.5	12.1
Other operating expenses	-	-	15.4
Total costs and expenses	54.2	62.8	72.6
Gain on sale of operating properties	-	19.4	-
Operating income	45.8	56.6	27.4
Other income, net	2.8	2.8	2.8
Financial expenses, net	(9.8)	(8.3)	(11.8)
Income before provision for tax	37.5	49.8	18.4
Provision for tax	(11.1)	(10.8)	(10.5)
Equity share in losses of associates, net	(1.3)	(1.3)	(0.2)
Net income	26.4	39	7.6
Net income attributable to non-controlling interest	15.7	15	14.6
Net income (loss) attributable to Optibase	10.7	24	(7)

Results of Operations for the Years Ended 2015 and 2014

Fixed income from real estate rent. Our fixed income real estate rent increased in 2015 to $15.3 million compared to $13.9 million in 2014. The increase is mainly attributed to rental income deriving from our German portfolio purchased on June and July 2015 partially offset by decrease of rental income derived from the sale of eleven condominium units located in Miami Florida sold on September 2014.

Cost of real estate operations. Our cost of real estate operation increased in 2015 to $3 million compared to $2.8 million in 2014. Such costs increased in 2015 mainly due to an increase in building maintenance expenses related to the new portfolio purchased in Germany partially offset by decrease of operation expenses derived from the sale of eleven condominium units located in Miami Florida sold on September 2014.

Real estate depreciation and amortization. Our real estate depreciation and amortization in 2015 increased to $3.9 million compared to $3.4 million in 2014. Such costs increased in 2015 mainly due to increase in depreciation expenses related to the new portfolio purchased in Germany partially offset by decrease of depreciation expenses derived from the sale of eleven condominium units located in Miami Florida sold on September 2014.

General and Administrative Expenses. General and administrative expenses decreased to $1.8 million in 2015 from $2.2 million in 2014. The decrease can be mainly attributed to a one-time, non-recurring expenses in 2014 in connection to the settlement agreement between us and Swiss Pro, partially offset by a one-time non-recurring legal expenses in 2015 due to a motion to the company to approve filing of a derivative claim as detailed in Item 8. “Financial Information - Legal Proceedings”.

Other operating cost. Other operating cost consists of acquisition related cost of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany.

Gain on sale of operating properties. On 2014 we recorded a gain on sale of operating properties of $2.7 million in 2014 due to the sale of eleven condominium units located in Miami Beach, Florida during 2014.

Operating Income. As a result of the foregoing, we recorded operating income of $4.2 million in 2015 compared with an operating income of $7.9 in 2014. The decrease in our operating income in 2015 is mainly due to acquisition related cost of $2.4 million and due to the decrease in gain on sale of operating properties in 2014 and partially, increase in rental income offset by increase in operation expenses and depreciation expenses and by overall decrease in one-time, non-recurring general and administrative expense.

Equity share in losses of associates, net. We recorded equity loss of $31,000 in 2015, compared with equity loss of $186,000 in 2014 associated with 2 Penn Philadelphia LP, a limited partnership of which our wholly-owned subsidiary, Optibase 2 Penn, LLC, is a limited partner.

Other income (loss). We recorded other income of $429,000 in 2015 compared with other income of $394,000 in 2014, related to dividend received and interest income on loan to an associated company.

Financial Expenses, Net. We recorded financial expenses, net of $1.8 million in 2015, compared with financial expenses, net of $1.1 million in 2014. The increase can be mainly attributed to loan interest of Miami long term loan, Germany long term loan and bonds issuance transactions as well as foreign currency translation differences.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 “Income Taxes”, or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not to be sustained upon examination by regulatory authorities. Accordingly, we recorded tax expenses of $1.6 million in 2015, compared with $1.5 in 2014, respectively, mainly related to our Luxemburg and Germany subsidiaries.

Net Income. As a result of the forgoing, we recorded net income of $1.2 million in 2015, compared with a net income of $5.4 million in 2014.

Net Income Attributable to Non-Controlling Interest. Net income attributed to non-controlling interest was first recorded in 2011 following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

Net income (loss) attributable to Optibase Ltd. Net income (loss) attributed to Optibase Ltd., is the result of net income as affected by net income attributed to non-controlling interest.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements, implementing accounting system changes related to the adoption, and considering additional disclosure requirements. We are still evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior periods have been retrospectively adjusted.

In September 2015, the FASB issued ASU 2015-16, "Simplifying the Accounting for Measurement-period Adjustments." This new guidance requires an acquirer in a business combination to recognize adjustments to the provisional amounts that are identified during the measurement period to be reported in the period in which the adjustment amounts are determined. In addition, the effect on earnings of changes in depreciation, amortization and other items as a result of the change to the provisional amounts, calculated as if the accounting had been complete as of the acquisition date, must be recorded in the reporting period in which the adjustment amounts are determined. ASU 2015-16 is effective for fiscal periods beginning after December 15, 2015 and must be applied prospectively. Early adoption is permitted. We have not yet adopted ASU 2015-16 and do not expect the adoption of this guidance to have a material impact on our consolidated financial position or results of operations.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, as part of its initiative to reduce complexity in accounting standards. To simplify presentation of debt issuance costs, the amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued ASU 2015-15, Interest-Imputation of Interest (Subtopic 835-30), Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update), which allows an entity to defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The updated standards are effective for financial statements issued for annual and interim periods beginning after December 15, 2015. The updated standards are not expected to materially impact our financial position or disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact our consolidated financial statements as we have certain operating and land lease arrangements for which we are the lessee. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The standard is effective on January 1, 2019, with early adoption permitted. We are currently in the process of evaluating the impact the adoption of ASU 2016-02 will have on our financial position or results of operations.

In January 2016, the FASB issued ASC 2016-01, Financial Instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes the following targeted changes for financial assets and liabilities: i) requiring equity investments with readily determinable fair values to be measured at fair value with changes recognized in net income; ii) simplifying the impairment assessment of equity securities without readily determinable fair values using a qualitative approach; iii) eliminating disclosure of the method and significant assumptions used to fair value instruments measured at amortized cost on the balance sheet; iv) requiring use of the exit price notion when measuring the fair value of instruments for disclosure purposes; v) for financial liabilities where the fair value option has been elected, requiring the portion of the fair value change related to instrument-specific credit risk (which includes a Company's own credit risk) to be separately reported in other comprehensive income; vi) requiring the separate presentation of financial assets and liabilities by measurement category and form of financial asset (liability) on the balance sheet or accompanying notes; and vii) clarifying that the evaluation of a valuation allowance on a deferred tax asset related to available-for-sale securities should be performed in combination with the entity's other deferred tax assets. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those years Early adoption of item (v) above is permitted for financial statements (both annual and interim periods) that have not yet been issued. We have not determined when we will adopt item (v) above of this ASU. We will adopt the remaining provisions of the ASU on January 1, 2018. We are evaluating the impact of this ASU on Ambac's financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation: Amendments to the Consolidation Analysis (Topic 810), requiring entities to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. The revised consolidation model: (1) modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (2) eliminates the presumption that a general partner should consolidate a limited partnership, (3) affects the consolidation analysis of reporting entities that are involved with VIEs, and (4) provides a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. The updated standard is effective for financial statements issued for annual and interim periods beginning after December 15, 2015. Early adoption is permitted. The updated standard may be applied retrospectively or using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. The adoption of this guidance is not expected to have an impact on our financial statements and related disclosures.

5.B. LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through private and public sales of our equity securities and banks credit. As of December 31, 2015, we had cash and cash equivalents, long term investments, restricted cash and other financial investments net of $23.8 million, and as of March 24, 2016, we have available cash, and cash equivalents of approximately $24.8 million.

NOI increased by $1.2 million, or 10%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in NOI was primarily driven by an increase in minimum rent deriving from our German portfolio purchased on June and July 2015, and to contractual rent increases.

Recurrent FFO increased by $711,000, or 23%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in FFO is due primarily to an increase in cash generated from our German portfolio purchased on June and July 2015, partially offset by increase in financial expenses associated with assumptions of Miami long term loan and bonds issuance transactions in 2015.

Net cash provided by our operating activities was $4 million, $5.3 million and $7.4 million in December 31 of each of the years 2015, 2014 and 2013, respectively.

Net cash provided for operating activities in 2015 was primarily the result of net income for the period, as adjusted for depreciation and amortization, decrease in other accounts receivable and prepaid expenses, decrease in trade receivables, increase in other long term liabilities, minority interests in losses of a subsidiary offset by the increase accrued expenses and other accounts payables, decrease in short term liabilities and in land lease liabilities, and by decrease in deferred tax liabilities.

Net cash provided for operating activities in 2014 was primarily the result of net income for the period, as adjusted for depreciation and amortization, minority interests in losses of a subsidiary, increase in accrued expenses and other accounts payables, offset by the decrease in short term liabilities, decrease in deferred tax liabilities, increase in other accounts receivable and prepaid expenses, and by gain on sale of real estate. . Net cash provided for operating activities in 2013 was primarily the result of net income for the period, as adjusted for depreciation and amortization, increase in accrued expenses and other accounts payables, minority interests in losses of a subsidiary, partially offset by the decrease in long term liabilities and decrease in trade receivable.

Net cash used for investment activities in 2015 totaling $49.4 million reflects primarily the investments we have entered into during 2015 for the acquisition of a portfolio in Germany and the acquisition of 30% beneficial interest in Class A office building in Chicago, investment in long term deposits and investment in building improvements. Net cash provided from investment activities in 2014 totaling $5.2 million reflects primarily the sale of 11 residential condominium units located in Florida through our wholly-owned subsidiary, offset by investments in building improvements. Net cash used for investment activities in 2013 totaling $5.7 million reflects primarily the investments we have entered into during 2013 for the acquisition of three condominium units through our wholly-owned subsidiary Optibase Inc.

Net cash provided for financial activities in 2015 totaling $47.2 million reflects proceeds from bonds offering, bank loan relates to loan received for the acquisition of the portfolio in Germany and loan received for certain condominium units the Company own in Miami and Miami Beach, Florida partially offset by loan repayment and dividend distribution. Net cash used for financial activities in 2014 totaling $4.7 million reflects loans repayment and dividend distribution. Net cash used for financial activities in 2013 totaling $2.6 million reflects loans repayment.

During 2015, we invested our available cash solely in interest bearing bank deposits and money market funds with various banks. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

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

The following table summarizes the principal terms of all of our financing agreements:

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2015)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Public offering of non-convertible Series A Bonds by the Company	The Company	Original Date- August 9, 2015; Maturity Date- December 31, 2021	NIS 60 million (app. $15 million)	NIS 60 million (app. $ 15 million)	6.7%	Interest - payable in semi-annual payments Principal - payable in semi-annual payments on June 30 and on December 31 of each of the years of 2016 through 2021 (last payment on December 31, 2021)	none
• negative pledge regarding the creation of a floating charge on all of the Company's assets, subject to certain exceptions.
• no distributions in an amount greater than 35% of the profits
• no distributions that immediately following which the Company's equity (excluding minority interest) will decrease below $50 million
• increase of interest rate in case of certain decreases in the bonds' rating.
• minimum equity (excluding minority interest) will not be less than $33 million
• equity (including minority interest) to balance sheet ratio will not be less than 25%
• net financial debt to CAP ratio will not be greater than 70%
• net financial debt to EBITDA ratio will not be greater than 16.

As of December 31, 2015, the Company meets all the required covenants.

The bonds are rated at a rating of "Baa1/Stable" on a local scale by Midroog Ltd., an affiliate of Moody’s.

Events of default include, among which, the existence of a real concern that the Company will not meet its material undertakings towards the bondholders; breach of the Company's financial covenants during two consecutives fiscal quarters; cross default provisions; the sale of the majority of the Company's assets, subject to certain exceptions; and occurrence of certain 'change of control' events.
No restriction on the issuance of any new series of debt instruments, subject to certain exceptions. Expansion of the series is subject to maintaining the rating assigned to the bonds prior to the expansion date and continued compliance with the financial covenants.

Refinancing agreement of the CTN complex	OPCTN, S.A. (Mezzanine Borrower)	Original Date- October 3, 2011; Maturity Date- Up to 5 years from the original date	CHF 15 million (app. $16.5 million).	CFH 6.5 million (app. $6.6 million).	LIBOR + either: (a) 1.30%; or (b) a maximum of 2.50% if the lender's risk assessment requires such a change.	Interest due quarterly, beginning March 31, 2012. CHF 2 million to be paid per year on a quarterly basis, beginning 31.12.2011.	A senior mortgage over the property + a pledge of Eldista's shares
• Transfers/sales of property are prohibited.  Any sale will result in the loan being repayable and a prepayment fee of 0.1%, plus difference between interest rate at time of termination and interest rate that bank can achieve for residual interest (LIBOR) term.
• Distributions of dividends/shareholder loans are only permitted in line with available yearly profit after loan payments.

	Eldista GmbH (Senior Borrower)	Original Date- October 3, 2011;	CHF 85 million (app. $93.5 million).	CFH 85 million (app. $86.6 million).	LIBOR + 0.75% per annum.	Interest due quarterly, beginning March 31. CHF 2 million to be paid per year on a quarterly basis, beginning 31.12.2018.			• Distributions of dividends/shareholder loans are only permitted: (a) to OPCTN to make its loan payments; and (b) otherwise in line with available yearly profit after loan payments.

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2015)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement (as amended) of the Edeka Portfolio	Optibase Bavaria GmbH & Co. KG	Original Date- May 2015; Maturity Date- May 31, 2020	€21 million (app. $23 million) of which €20 million (app. $22 million) has been drawn down	€19.7 (app. $21.5)
3 month Euro Interbank Offer Rate + either: (a) 1.75%; or (b) if certain mortgage requirements under German law are not met, 1.89%.

There is a Hedge Agreement in place securing an interest rate of a maximum of 2.15% per annum.
quarterly amortization of €105,000 each from June 30, 2015 until the maturity date
Land charges over the Portfolio properties

Assignment of rent, insurance right and claims as well as claims of all future purchase agreements;

Pledge of rent accounts;

Enforceable abstract promise of debt;

Assignment of right and claims under the Hedge Agreement.

• Debt service cover ratio ("DSCR") of at least 130% (breach is a "Soft Default", requiring surplus income from the portfolio properties to be used to remedy the breach) or of at least 110% (breach is a "Hard Default" requiring payment by Borrower to fully remedy the breach- DSCR of 130% must be restored).  DSCR must be proven towards the bank by the Borrower every six months from December 31, 2015.
• Loan to value of 70% in the first three years and 65% in the fourth and fifth years (breach requires Borrower to make payment by the Borrower to remedy the breach).  Portfolio was valued at €32,422,000 on December 3, 2014, and new valuations may be done at intervals of two years (first on September 30, 2016) at the cost of the Borrower or at any other time at the Lender's cost.

As of December 31, 2015, the Company meets all the required covenants.

• The Borrower should pay certain release amounts (as set out in the loan agreement) if a mortgaged property is sold prior to the maturity date. The release amount is the higher of (i) the minimum re-payment amount agreed for the sold property or (ii) 75% of the net sales proceeds received for the sold property.
• Exit Fee for prepayment prior to Maturity Date equal to 0.30% per remaining year of the term plus compensation for loss of interest to the Lender.
• The Bank has a claim for damages in the event of a partial or full prepayment of the loan amount.
• If the Borrower fulfils certain requirements with respect to expanding the Lenggries property on or by December 31, 2017, a part of the undrawn loan in the amount of €525,884 will be paid out to the Borrower. If the conditions are not met on or by December 31, 2017 then the loan will be reduced by €525,884 and Borrower will repay an amount of €74,116 on December 31, 2017.
• If the Borrower fulfils certain requirements with respect to the leasehold agreement for the Chamerau property on or by June 30, 2016, it will have to repay €474,116 by December 31, 2016, a part of the undrawn loan in an amount of €474,116 will be paid out to the Borrower. If the conditions are not met on or by June 30, 2016 then the loan will be reduced by €474,116.
• The Lender is authorized to syndicate or transfer parts or the entire loan at its own cost.

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2015)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement of condominium units in Miami	Optibase Real Estate Miami, LLC	Original Date- July 7, 2015; Maturity Date- July 7, 2018, with an option to extend for 12 months upon satisfaction of certain conditions.	$15 million	$15 million	Libor (30-day rate) + either: (a) 2.65%; or (b) 3,25% if Borrower and Guarantor fail to maintain depository accounts with the Lender totaling $1.5 million.
Interest – payable  monthly commencing in August 1, 2015

Principal: Payments to reduce the principal to: (a) $13,753,252 on July 7, 2016; (b) $11,883,180 on December 7, 2016; (c) $9,389,723 on July 7, 2017; and (d) $6,896,266 on December 7, 2017

(i) A senior mortgage spread over 25 residential condominium units; and (ii) Guaranty from Optibase, Inc., under which Optibase, Inc. guarantees the obligations of the Borrower, including the punctual payment of amounts owed under the loan documents

• Borrower to keep $1 million in a Restricted Account, from which interest payments are deducted if such payments are not paid in cash.
• Guarantor and the Borrower must collectively maintain unrestricted and unencumbered Liquid Assets of at least $2,000,000.00, including any amounts held as Interest Reserve under the Loan Agreement.
Guarantor not to transfer a material portion of its assets, other than in the ordinary course of business, for fair market terms, and such transfer will not have material adverse effect on its ability to perform its obligations.  Guarantor can make advances to affiliates in ordinary course of business without consent.

As of December 31, 2015, the Company meets all the required covenants.

• The Mortgage will be partially released so that a sale of a Unit can occur, provided: no Event of Default exists at the time the Borrower presents a contract for sale to the Lender executed by a buyer; the sale is to a bona-fide third party purchaser upon the terms and conditions set out in Exhibit B of the Loan Agreement.
• Lender may obtain a new or updated Appraisal of the Project at Borrower’s expense once annually, or more often if an Event of Default exists or if required by a governmental or banking agency or authority.

Financing agreement of the property in Rumlang	Optibase RE 1 SARL	Original Date- October 2009;	CHF 18.8 million ($18.4 million)	CHF 16.5 million (app. $16.7 million)	Libor (for a period determined by borrower per each interest payment for the next payment) + 0.8%
Interest - payable in four quarterly payments annually

The principal amount is payable in four quarterly amortization payments annually, each in the amount of CHF 94,000 (approximately $92,000 as of the purchase date).
							A senior mortgage over the property + Pledge over the holdings in borrower	• undertaking not to grant any encumbrance or mortgage on the Rümlang property without the lender's approval. As of December 31, 2015, the Company meets all the required covenants
• The lender may adjust the margin at its sole discretion on account of deterioration in Optibase RE 1's credit standing or the value of the property.
• The principal payments may be adjusted at the lender's sole discretion if the lease of major tenants is terminated and no replacement tenant is found within 6 months.
• Borrower may repay the mortgage at any time, subject to a prior notice of three months with no subject penalty.
• The lender holds the right to accelerate future loan payments, upon occurrence of certain default conditions.

* Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of the date the loan was taken.
** Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of December 31, 2015.

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

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional downgrades of sovereign credit ratings and economic slowdowns. In August 2011, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+”. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. These developments, and the U.S. government’s credit concerns in general, could cause interest rates and borrowing costs to rise. In addition, the lowered credit rating could create broader financial turmoil and uncertainty. In addition, during 2013, the pressure on properties’ pricing have eased somewhat and the U.S. real estate market was showing signs of stabilization and an increase towards the end of the year. During 2014 and through 2015 the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Economically, that had been supported by moderate job growth, record housing affordability and fewer distressed property sales. Throughout 2015, we have witnessed yet a further increase in demand for quality projects both in the residential and the commercial markets. More recently we have seen an ease in that demand, especially for high end residential projects in the U.S. market.

In addition, the Swiss economy led to a slight increase in demand in the office property market in 2011. In particular, Switzerland remains an attractive location for international service providers and corporate headquarters. There is also still a demand for high-quality, modern spaces, which ultimately allows for a certain stability on the rent level. However, while jobs were still being created at the beginning of 2011, the Swiss economy slowed down and consumer sentiment dimmed somewhat in the second half of the year. Towards the end of the year, the demand for office space slowed down due to announced and expected job losses. During 2013, 2014 and throughout 2015, as Swiss interest rates declined further, the Swiss real estate prices remained stable in most segments, while other segments were showing signs of increase mainly due to the low interest rates and lack of investments alternatives. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be slowing down further, in particular the demand for prime office space and the price for such real estate properties. Although economic conditions were promising in 2013, stagnating sales, depressed income and ongoing structural challenges meant that demand for retail floor space was modest. In addition, the two most highly developed tenant markets, Zurich and Geneva, are still exposed to growing oversupply of office space. Despite the above, during 2013 and 2014, market values on direct investments generally continued to rise, mainly due to low interest rates, but have been stable during 2015. As this was accompanied by moderate demand for rents and stability in rental prices, the overall yields on such investments have decreased further. During 2015, the Swiss Central Bank has set negative interest rates for CHF deposits. This in-turn pushed investors to further invest in the real estate market while looking for investments alternatives to generate positive returns on their investments.

Over the course of 2015, the German real estate market continued its expansion and growth. While the majority of European countries are still suffering from the world economic downturn which have started back in 2008, the German economy and its real estate sector have shown significant signs of improvement supported by a decrease in interest rates and an increase in availability of financing. In addition, an increasing demand by foreign investors also supported the increase in assets value as well as the gradual devaluation of the Euro against the USD which made the German market also appealing for U.S. investors.

Our financial income is affected by changes in the 6-month Libor rate, see Item 3.D. “Risk Factors - Risks Relating to the Economy, Our Financial Condition and Shareholdings” above.

Since the quarter ended June 30, 2004 and except for several non-continuous quarters during 2009 and 2010 and 2011, we operated at a loss. During 2012, except for the second quarter, and during 2013 and 2014 we have been profitable. During 2015 we operated at a loss mainly due to acquisition-related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2015:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Long-Term Debt	146,055	5,973	17,252	24,924	97,906
Capital Lease Obligations	6,412	106	211	211	5,884
Lease Obligations	1,183	116	227	216	624
Bonds	15,045	2,562	5,124	5,124	2,235
Purchase Obligations
Severance pay
Other Long-Term Obligations
Total Contractual Cash Obligations	168,695	8,757	22,814	30,475	106,649

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

Name	Age	Position
Alex Hilman	64	Executive Chairman of the board of directors
Amir Philips	48	Chief Executive Officer
Shlomo (Tom) Wyler	65	Chief Executive Officer of Optibase Inc.
Yakir Ben-Naim	44	Chief Financial Officer
Orli Garti Seroussi (1)(2)(3)	56	Director
Danny Lustiger(1)(3)	48	Director
Chaim Labenski(1)(2)(3)	68	Director
Reuwen Schwarz	40	Director

(1)	Member of our audit committee and financial statements review committee
(2)	External director
(3)	Member of our compensation committee

On January 6, 2016, our shareholders approved the re-election of Alex Hilman, Danny Lustiger and Reuwen Schwarz as directors of the Company. On December 19, 2013, our shareholders approved the re-election of Orli Garti Seroussi and Chaim Labenski, as external directors of the Company, and the compensation terms of Mr. Shlomo (Tom) Wyler as the Chief Executive Officer of Optibase Inc., our subsidiary.

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

Orli Garti Seroussi joined our board of directors on January 31, 2008 as an external director. Ms. Garti-Seroussi serves as an Independent Business Consultant and as an external director of Apio (Africa) Ltd. And of Gamatronic Ltd. During 2012 and 2013, Ms. Garti-Seroussi served as the Deputy Director and CFO of the Jerusalem Cinematheque - Israel Film Archive. From August 2001 until June 2011, Ms. Garti-Seroussi served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University. Ms. Garti-Seroussi is a Certified Public Accountant in Israel.

Danny Lustiger joined our board of directors in October 2009. Mr. Lustiger is the president and Chief Executive Officer of Cupron Scientific Ltd. and has over 22 years of experience in various aspects of Hi-Tech industry at senior positions together with Real estate and infrastructure industries, experience at senior position in public companies. From 2007 until 2009, Mr. Lustiger served as the Chief Financial officer of Shikun & Binui Holdings Ltd. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

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

The table and summary below outline the compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2015. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2015.

Name and Position of director or officer	Salary or Monthly Payment (1)	Value of Social Benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)		All Other Compensation (4)	Total
	(U.S. dollars in thousands)
Amir Philips, Chief Executive Officer (5)	172	59	-	40	(10)	21	292
Shlomo (Tom) Wyler, Chief Executive Officer of Optibase Inc. (6)	170	10	-	21	(11)	-	201
Yakir Ben-Naim, Chief Financial Officer (7)	86	28	26	-		13	153
Alex Hilman, Executive Chairman of our board of directors (8)	62	-	-	41	(12)	-	103
Reuwen Schwarz, Director (9)	59	-	-	-		5	64

(1)
“Salary” means yearly gross base salary with respect to our Executive Officers (Mr. Philips, Mr. Wyler and Ms. Ben-Naim). “Monthly Payment” means the aggregate gross monthly payments with respect to the members of our board of directors (Mr. Hilman and Mr. Schwarz) for the year 2015.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of amounts recognized as share-based compensation (options and restricted shares) expense on our financial statements for the year ended December 31, 2015.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), telephone, basic health insurance, and holiday presents.

(5)
Mr. Philips’ employment terms as our Chief Executive Officer provide that Mr. Philips is entitled to a monthly base gross salary of NIS 55,000 (approximately $14,000). Mr. Philips is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of six months. During such advance notice period, Mr. Philips will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. In March 2016, our compensation committee and board of directors approved the following amendments to the compensation terms of Mr. Philips: (i) the monthly gross base salary will be updated to NIS 65,000 for a full time position, as of January 1, 2016 and to NIS 75,000 as of January 1, 2017; and (ii) the grant of a special bonus in the amount of NIS120,000. The amendments are subject to shareholders' approval.

(6)
For details on Mr. Wyler’s compensation terms as approved by our shareholders on December 19, 2013, see Item 7.B. “Related Party Transactions”, below. In March 2016, our compensation committee and board of directors approved an amendment to Mr. Wyler's compensation terms in a manner that Mr. Wyler's annual gross base salary shall be $200,000 for a full time position, as of January 1, 2016. This amendment is subject to shareholders' approval.

(7)
Ms. Ben-Naim’s employment terms as our Chief Financial Officer provide that Ms. Ben-Naim is entitled to a monthly base gross salary of NIS 28,000 (approximately $7,000). Ms. Ben-Naim is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits including communication expenses. In addition, Ms. Ben-Naim is entitled to reimbursement of car-related expenses from us. Ms. Ben-Naim’s employment terms include an advance notice period of three months. During such advance notice period, Ms. Ben-Naim may be entitled to all of the compensation elements, and to the continuation of vesting of her options or restricted shares, if granted. In March 2016, our compensation committee and board of directors approved an amendment to Ms. Ben-Naim's compensation terms in a manner that Ms. Ben-Naim's monthly base gross salary will be updated to NIS 36,000 for a full time position, as of January 1, 2016.

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

(10)
See footnote no. 3 above. We granted Mr. Philips 41,161 options and 10,000 restricted shares that are currently exercisable or exercisable within 60 days as of March 21, 2016. In addition, we granted Mr. Philips 6,000 restricted shares issued to a trustee under our 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of March 21, 2016 or within 60 days thereafter.

(11)	See footnote no. 3 above. We granted Mr. Wyler 20,000 options and 2,400 restricted shares that are currently exercisable or exercisable within 60 days as of March 21, 2016.

(12)
See footnote no. 3 above. We granted Mr. Hilman 41,850 options and 10,800 restricted shares that are currently exercisable or exercisable within 60 days as of March 21, 2016. In addition, we granted Mr. Hilman 6,000 restricted shares issued to a trustee under our 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of March 21, 2016 or within 60 days thereafter.

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

As of March 21, 2016, our directors and executive officers beneficially owned 309,509 shares (of which 115,644 shares are issuable upon exercise of options that are currently vested or will vest within 60 days as of March 21, 2016). For further information, see item 6.E. “Share Ownership”.

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

In addition, the Israeli Securities Law of 1968, or the Securities Law, includes provisions to make the enforcement of violations of the Securities Law and certain provisions of the Companies Law more efficient by the Israel Securities Authority, or the ISA. Under the Securities Law, the ISA is allowed to initiate administrative proceedings against entities and individuals with respect to such violations, and to impose various sanctions, including fines, payment of damages to the person or entities harmed as a result of such violations, limitations on the service of any individual as director or officer and suspension or cancellation of certain permits granted to the entity. Under the Securities Law, a company is not allowed to indemnify or insure its directors and officers in connection with administrative proceedings initiated against them by the ISA, except that a company is allowed to insure and indemnify its directors and officers for any of the following: (i) financial liability imposed on any director or officer for payment to persons or entities harmed as a result of any violation for which an administrative proceedings has been initiated; (ii) expenses incurred by any director or officer in connection with administrative proceedings, including reasonable litigation fees, and including attorney fees.

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

We currently have an insurance policy for our directors' and officers' liability, including as directors or officers of our subsidiaries, for the period commencing on September 1, 2015 and ending on August 31, 2016, as approved by our compensation committee and board of directors. The coverage amount under such policy and the yearly premium to be paid by us for such policy are US $19,000,000 and US $50,000, respectively. The terms of such policy are in accordance with our Compensation Policy and in accordance with the framework resolution with respect to the purchase by us, from time to time, of directors’ and officers’ liability insurance policies, including as directors or officers of our subsidiaries, as approved by our shareholders at the annual general meeting held at December 19, 2013.

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

External Directors

Under the Companies Law, Israeli public companies are required to appoint at least two external directors to serve on their board of directors (following Amendment 27 to the Companies Law all of such external directors are no longer required to be Israeli residents if a company's shares are listed on a foreign stock exchange, such as our Company). Our shareholders approved on December 19, 2013 the re-appointment of Mr. Chaim Labenski and Ms. Orli Garti-Seroussi as our external directors as of December 29, 2013 and as of January 31, 2014, respectively, for a three-year term. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors, see “Committees of the Board of Directors” below.

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

Committees of the Board of Directors

As of the date of this annual report, we have three committees of the board of directors, which includes our audit committee, our financial statements review committee and our compensation committee, as described below.

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

The members of our audit committee are Mr. Chaim Labenski, Mr. Danny Lustiger and Ms. Orli Garti-Seroussi. These include our two external directors as required under the Companies Law, and we believe that all of the members of our audit committee are independent of management, and satisfy the requirements of Companies Law, the SEC’s rules and NASDAQ rules.

The Financial Statements Review Committee

Our board of directors appointed a financial statement review committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements, with at least one of the members having “accounting and financial expertise” (as defined above). According to a resolution of our board of directors, the audit committee has been assigned the responsibilities and duties of a financial statement review committee, as permitted under relevant regulations promulgated under the Companies Law. From time to time as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval.

The function of a financial statement review committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent auditors and our internal auditor are invited to attend all meetings of the audit committee when it is acting in a role of the financial statement review committee or at which matters concerning the financial statements are discussed.

The financial statement review committee is required to consist at least three members, all of its members must be directors, and the majority of its members are required to be directors who meet certain independence requirements of the Companies Law. However, the chairman of the board of directors, any director employed by the company or by its controlling shareholder or by any other entity controlled by such controlling shareholder or a director providing, on a regular basis, services to the company, to any controlling shareholder or to other entity controlled by such controlling shareholder, or any director whose livelihood relies on any controlling shareholder, may not be a member of the financial statement review committee. In addition, any controlling shareholder and any relative of a controlling shareholder may also not be a member of the financial statement review committee. All the committee members are required to give a declaration before their appointment, and the chairperson of the committee must be an external director.

Legal quorum shall be constituted when the majority members of the financial statement review committee shall be present at the meeting, provided that: (a) the majority of the present members are independent directors; and, (b) at least one of the present members is an external director.

The members of our financial statement review committee are Mr. Chaim Labenski, Mr. Danny Lustiger and Ms. Orli Garti-Seroussi. These include our two external directors as required under the Companies Law, and we believe that all of the members of our financial statement review committee satisfy with the requirements of the Companies Law.

The Compensation Committee

Under the Companies Law, a public company is required to appoint a compensation committee. The compensation committee must consist of at least three directors, must include all the external directors, the majority of its members must be external directors, and its chairman must be an external director. In addition, all members of the compensation committee must meet the requirements under the Companies Law for membership in the audit committee, as described above.

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

6.D. EMPLOYEES

Since the sale of our Video Solutions Business on July 1, 2010 and as of the date of this annual report, we have ten employees, including employees in our subsidiaries, all of them employed in our general and administrative, finance and human resources divisions.

All of our employees are currently employed pursuant to personal employment agreements.

6.E. SHARE OWNERSHIP

As of March 21, 2016, our current directors and executive officers (eight persons) beneficially owned an aggregate of 309,509 ordinary shares of our Company of which 115,644 shares are issuable upon exercise of options that may be currently exercisable or exercisable within 60 days of March 21, 2016. Such number excludes 12,000 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company’s incentive plan which have not vested as of March 21, 2016 or 60 days thereafter, and award their holder no voting and equity rights. Other than Shlomo (Tom) Wyler and Alex Hillman, all of our directors or executive officers hold less than 1% of our shares. See Item 7.A. “Major Shareholders” for more information regarding Mr. Wyler's holdings.

Incentive Plans

As of March 21, 2016, options to purchase 112,000 of our ordinary shares were outstanding, with exercise prices ranging from $5.96 to $10 per share. As of March 21, 2016, 112,000 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally seven years from the date of their grant. As of December 31, 2014 and 2015, the number of options reserved for issuance under our plans was 482,722.

As of March 21, 2016 or within 60 days thereafter, an aggregate of 183,690 ordinary shares has been reserved for issuance under the 2006 Plan, and 12,000 were granted and are outstanding. As of December 31, 2014 and 2015, the number of restricted shares reserved for issuance under the 2006 Plan was 199,690 and 191,690, respectively.

The following table shows the number of options and restricted shares outstanding and reserved for issuance under each of our incentive plans, as of March 21, 2016 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance
1999 Israeli Plan	112,000	482,722
Plan	Number of shares outstanding	Number of shares reserved for issuance
2006 Israeli Incentive Compensation Plan	12,000	183,690

The following is a description of our incentive plans currently in effect.

1999 Plans

In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the “1999 Plans” both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. In May 2003 we amended our 1999 Israeli Plan to provide for the grant of options to Israeli optionees under the new capital gains track provisions of the Israeli Tax Ordinance. As of March 21, 2016, or within 60 days thereafter, an aggregate of 482,722 ordinary shares has been reserved for issuance under the 1999 Israeli Plan, and 112,000 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2006 Israeli Incentive Compensation Plan

In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. In November 2013, our board of directors approved the increase of number of shares under the 2006 Plan in additional 50,000 shares and in August 2014, our board of directors approved the increase of number of shares under the 2006 Plan in additional 150,000 shares. As of March 21, 2016 or within 60 days thereafter, an aggregate of 183,690 ordinary shares has been reserved for issuance under the 2006 Plan, and 12,000 were granted and are outstanding.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our outstanding ordinary shares as of March 21, 2016 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	3,796,284	73.95
Shareholding of all directors and officers as a group (eight persons)(3)	309,509	5.9

(1) Number of shares and percentage ownership is based on 5,133,630 ordinary shares outstanding as of March 21, 2016. Such number excludes: (i) 49,895 ordinary shares held by us or for our benefit, and (ii) 12,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 21, 2016 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.
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
(3) Includes 193,865 ordinary shares and 115,644 ordinary shares issuable upon exercise of options exercisable within 60 days of March 21, 2016. Excludes 12,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on March 21, 2016 or within 60 days thereafter and do not acquire any voting or equity rights. No individual director or officer holds one percent (1%) or more of the Company's issued share capital.

Significant changes in the ownership of our shares.

The following table specifies significant changes in the ownership of our shares held by Gesafi Real Estate S.A. This information is based on Schedules 13D filed by Gesafi Real Estate S.A during the period beginning on January 1, 2013, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
Gesafi Real Estate S.A*	February 3, 2014	0	**

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

The following table specifies significant changes in the ownership of our shares held by The Capri Family Foundation. This information is based on Schedules 13D filed by The Capri Family Foundation during the period beginning on January 1, 2013, regarding ownership of our shares, and to date:

Beneficial Owner –	Date of filing	No. Of Shares Beneficially Held
The Capri Family Foundation*	February 3, 2014	3,725,055
The Capri Family Foundation	March 18, 2015	3,796,284	**

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

On March 21, 2016, registered holders in the United States hold approximately 54% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of us.

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

In July 2013, our audit committee and board of directors approved the receipt of guarantees from our controlling shareholder or any affiliate thereof, to financing institutions in connection with us, our subsidiaries' or affiliated companies' real estate and real estate related activities. For further details see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” above. On May 26, 2015 we utilized the guaranty given by our controlling shareholder and drew a total of €5 million that were used to partially finance the closing of the portfolio acquisition transaction in Germany. The funds were drawn in a form of a monthly credit facility bearing a yearly rate of approximately 76 basis points (0.76%). On July 24, 2015 the Company covered the monthly credit facility in full.

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

Tag Along: If the General Partner or Alex Schwartz receive an offer to sell all or a portion of their percentage interests, after which Alex and his family members or entities under his control would collectively own less than 20% of the percentage interests, the other Partners shall have the right to sell to the offering third party the same portion of their percentage interests that such third party is willing to purchase from the General Partner and/or Alex Schwartz, on the same terms. If the third party refuses to purchase the other Partners' percentage interests, the General Partner and/or Alex Schwartz may not sell.

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

Legal proceedings

Receipt of a Motion to Approve a Derivative Claim

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

On May 12, 2015 we have been served with a motion to approve the filing of a derivative claim (on behalf of the Company) against our controlling shareholder, directors and CEO and against certain former controlling shareholder and directors, or the Motion, and a copy of the derviative claim, or the Claim, which were submitted with the Centeral (Lod) District Court, by two purported shareholders of the Company, or the Applicants.

The Claim alleges, among other things, a breach of fiduciary duties by the our directors, officers and controlling shareholder, and an exploitation of a business opportunity by the our current and former controlling shareholder with respect to certain private placements of the Company's shares to our controlling shareholder conducted in June 2008, May 2011 and December 2013. The Claim further alleges, that such private placements constitute a prohibited distribution as the shares were issued for an unfair consideration. As a result of the above, the Applicants request the Court to allow them to continue with this derivative claim and ultimately to require all the defendants to pay the Company an aggregate amount of USD 41,857,778, as well as required our shareholder (current and former) to pay us USD 2,768,004 plus interest (for the exploitation of a business opportunity). The Applicants further require reimbursement of expenses, legal fees and award to the Applicants.

On July 14, 2015 the Applicants submitted an application to approve a service to Capri Family Foundation, or Capri, according to regulation 482 to the Civil Law Procedure Regulations of 1984 or alternatively, an application to allowing service outside of the court's jurisdiction, or Application No. 4. On July 29, 2015, the Applicants submitted an application to approve a service to Mr. Shlomo (Tom) Wyler, or Application No. 7, on the same basis as Application No. 4. On September 1, 2015 we have submitted our response to Application No. 7 regarding the service to Mr. Wyler and on September 24, 2015, we have submitted our response to Application No. 4 regarding the service to Capri. The Applicants submitted their answer on October 6, 2015.

On November 8, 2015, we have submitted our response to the Motion and Claim together with an expert opinion. We have raised several arguments against the Motion including, inter alia, preliminary claims to dismiss the Motion in-limine. On November 13, 2015, the directors, CEO and former directors submitted their response to the Motion.

On December 9, 2015, a court hearing was held during which the court suggested the parties to reach a mutual agreement based on the following outline: (i) service to Capri and Mr. Wyler will be to an address given by them; (ii) the parties would reach an agreement on an identity of a mediator; and (iii) Capri and Mr. Wyler would submit their response to the Motion within 90 days from February 1, 2016 and the Applicants would submit their answer to Capri and Mr. Wyler's response within 30 days from receiving Capri and Mr. Wyler 's response. We gave our consent to the proposed outline and the court ordered the parties to act accordingly.

On January 4, 2016, the Applicants submitted an application for discovery of documents. On January 25, 2016, we have submitted a motion to dismiss the discovery's application. On March 29, 2016 the Applicants submitted an application to attach an expert opinion

A Pre-trial hearing is scheduled for July 7, 2016.

At this preliminary stage we cannot provide an assessment as to the chances of the claim and the exposure to the Company.

Demand to Receive Certain Data in Connection with an Option Agreement

On May 19, 2015, we have received a letter on behalf of Swiss Pro Capital Limited, a company organized under the laws of Switzerland, demanding the Company to provide Swiss Pro with certain relevant data in connection with an option agreement dated March 1, 2010, or the Agreement (for further details on the Agreement see Item 10.C. “Material Contracts”). According to the Agreement, Swiss Pro was granted an option to purchase 20% of the shares of Optibase RE 1 s.a.r.l, the owner of the Rümlang property. We have sent a preliminary response letter on or about June 30, 2015 stating that a detailed response letter will be sent later on. On August 18, 2015 we have sent a detailed letter in which we rejected all allegations against us. On December 24, 2015 Swiss Pro sent another letter repeating its arguments and we have sent our response to the letter on or about December 31, 2015.

At this preliminary stage we cannot provide an assessment as to the chances of the arguments raised by Swiss Pro and the exposure to the Company.

Receipt of a Claim from Tenant in the CTN Complex

On April 16, 2015, our subsidiary Eldista GmbH, filed a claim to the court in Switzerland in an amount of CHF 961,301 (app. $$1 million) due to damages and unpaid amounts from a specific tenant. Shortly thereafter, the tenant filed a counterclaim against Eldista GmbH in an amount of CHF 157,047 (app. $171,200) for damages allegedly caused to it. The court suggested the parties to transfer to mediation proceedings which failed. At this time, testimonies hearings are taking place.

At this stage, we cannot assess whether the court will receive Elista's or the tenant's arguments.

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

ITEM 8.B. SIGNIFICANT CHANGES

Since the date of our financial statements for the year ended December 31, 2015, as part of the motion to approve the filing of a derivative claim, on January 4, 2016, the applicants submitted an application for discovery of documents. On January 25, 2016, we submitted a motion to dismiss the discovery's application and on March 29, 2016 the Applicants submitted an application to attach an expert opinion. A Pre-trial hearing is scheduled for July 7, 2016. For further details see Item 8. “Financial Information - Legal Proceedings”.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares are traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. On April 29, 2015, our ordinary shares were registered for trading on the Tel Aviv Stock Exchange.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our ordinary shares as reported by The NASDAQ Global Market and by the Tel Aviv Stock Exchange.

	Nasdaq		TASE
Year	High	Low	High	Low
2011	$8.75	$4.95	-	-
2012	$6.45	$4.51	-	-
2013	$6.9	$4.51	-	-
2014	$8.21	$5.15	-	-
2015	$9.29	$6.03	NIS 3.68	NIS 2.72

2014
First Quarter	$6.47	$5.25	-	-
Second Quarter	$6.5	$5.15	-	-
Third Quarter	$6.8	$5.95	-	-
Fourth Quarter	$8.21	$6.5	-	-

2015
First Quarter	$7.21	$6.03	-	-
Second Quarter	$9.29	$6.25	NIS 3.68	NIS 2.89
Third Quarter	$8.75	$6.5	NIS 3.2	NIS 2.83
Fourth Quarter	$8	$6.37	NIS 3.2	NIS 2.72

2016
First Quarter Until March 21, 2016)	$8.2	$6.79	NIS 3.053	NIS 2.7

Most Recent Six Months	High	Low	High	Low
October 2015	$7.49	$7.35	NIS 3.09	NIS 2.762
November 2015	$7.6	$7.49	NIS 3.199	NIS 2.78
December 2015	$8	$6.37	NIS 2.891	NIS 2.936
January 2016	$8.2	$6.9	NIS 3.054	NIS 2.705
February 2016	$7.04	$6.79	NIS 2.75	NIS 2.706
March 2016 (Until March 21, 2016)	$7.05	$6.75	NIS 2.75	NIS 2.7

On March 28, 2016, the reported closing sale price of our ordinary shares on The NASDAQ Global Market, was $6.8 per share and on the Tel Aviv Stock Exchange, was NIS 2.6 per share.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

Our ordinary shares have been listed on The NASDAQ Global Market since April 7, 1999, under the symbol “OBAS”. On April 2015 we have listed our ordinary shares for trading on the Tel Aviv Stock Exchange under the symbol “OBAS”.

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

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,133,630 ordinary shares were issued and outstanding as of March 21, 2016. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

The compensation policy must be approved by the company's board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (which we refer to hereinafter as the Majority Requirement): (i) the majority should include at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments. The Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy.

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

The Shareholders Agreement also provides that Optibase and The Phoenix will fund operating expenses and necessary capital expenditures for the Property that are not adequately funded by operating income, up to an amount of CHF two million per event or CHF five million per event if the capital expenditures are recommended by a third-party building engineering company. If we or The Phoenix do not provide our respective share of these expenses, the Shareholders Agreement provides that the OPCTN shareholdings (and shareholders loans) of the non-funding shareholder ownership will be diluted.

The Shareholders Agreement prohibited us and The Phoenix from transferring shares in OPCTN until March 2012 and provides that any transfer of shares thereafter (other than to a related party) is subject to the reasonable approval of Optibase and The Phoenix. In addition, the Shareholders Agreement includes right of first offer, tag along and drag along rights in favor of both Optibase and The Phoenix. The agreement provides that Optibase will make day-to-day decisions and provides The Phoenix with customary protective rights.

German Commercial Properties Portfolio

On December 18, 2014, our wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, or Optibase Bavaria, entered into a purchase agreement with Lincoln Dreizehnte Deutche Grundstucksgellschaft GmbH and Lincoln Land Passau GmbH, unrelated third parties, or the Sellers, to acquire a retail portfolio of twenty-six (26) separate commercial properties in Bavaria, Germany, and one (1) commercial property in Saxony, Germany, or the Transaction Portfolio. On June 2, 2015 Optibase Bavaria completed the acquisition of twenty-five (25) supermarkets from the Seller and on July 8, 2015 Optibase Bavaria completed the acquisition of two (2) supermarkets. The two acquisitions completes the purchase of twenty-seven (27) supermarkets.

Purchase Price

The total purchase price paid by us to the Sellers at the closings of the transaction, was EUR 28.75 million (approximately $31.5 million) (EUR 24 million for the twenty-five supermarkets and additional EUR 4,750,000 for the two supermarkets), or the Purchase Price. In addition to the Purchase Price, we incurred acquisition costs, including real estate transfer taxes, of approximately EUR 2.1 million (approximately $2.4 million).

We financed a portion of the Purchase Price with the proceeds of a EUR 20 million senior mortgage loan from DG HYP secured by the Transaction Portfolio (as detailed above), and the remaining part through a contribution of equity in part from working capital and in part by obtaining additional financing.

Properties

In general, the Transaction Portfolio, which represents a homogenous retail portfolio in established retail locations, has approximately 37,000 square meters of total rental space and currently generates annual net rental income of more than EUR 3 million (approximately $3.64 million). The properties have an average occupancy rate of more than 90% of the total rental area, and an average remaining lease term of approximately seven years.

Upon the acquisition of the Transaction Portfolio, Optibase Bavaria was assigned the Sellers’ rights and obligations under the leases. The tenants currently operating on Transaction Portfolio include 26 supermarket, and one commercial building with mixed retail and office uses. The largest tenant in the Transaction Portfolio is EDEKA Handelsgesellschaft Südbayern mbH, or Edeka, one of the largest supermarket chain in the German market, currently leases 22 of the rental properties in the Transaction Portfolio. In addition to the hypermarkets and supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of Edeka.

Leases

Optibase Bavaria accepted the assignment of the Sellers’ rights and obligations under the leasehold estate agreements in respect of the properties, as of the effective date of the purchase agreement, and the Sellers were released from all rights and claims of the tenants and future tenants relating to the period after the respective closing dates. Optibase Bavaria retained EUR 295,979 of the Purchase Price (i.e. one gross monthly payment from all the lease agreements acquired) to apply to any amounts which tenants erroneously pay to the Sellers. All rental deposits paid by the tenants up until the effective date were transferred by the Sellers to Optibase Bavaria.

Property-Related Agreements

Upon the closing of the Transaction Portfolio, Optibase Bavaria assumed the Sellers’ rights and obligations under certain services and property management agreements.

Under the terms of a Property Management Agreement, McCafferty Asset Management GmbH, or the Manager, manages the Transaction Portfolio for Optibase Bavaria. The property management agreement provides for payment of a yearly property management fee equal to two and one half percent (2.5%) of the net rental income of the Transaction Portfolio. Under the terms of an Asset Management Agreement between Optibase Bavaria and the Manager, the Manager provides asset management services for the Transaction Portfolio and is paid two and one half percent (2.5%) of the net rental income of the Transaction Portfolio, payable monthly in arrears within 10 business days of receipt of the invoice of a statement showing a detailed calculation of the fee.

Insurance

Optibase Bavaria obtained its own insurance for the Transaction Portfolio from the closing dates of the Transaction Portfolio.

South Riverside Plaza Office Tower, Chicago

On December 29, 2015 our wholly owned Delaware subsidiary, Optibase Chicago 300 LLC, or Optibase Chicago, completed an investment of 30% interest in 300 River Holdings, LLC, or the Joint Venture Company, which beneficially owns the rights to a 23-story Class A office building, located at 300 South Riverside Plaza in Chicago, or the Property. The Property is under a 99 year ground lease expiring in 2114.

The remaining 70% of the Joint Venture Company is owned by 300 River Plaza One LLC.As part of this transaction, WKEM Riverside Member LLC, or the Outgoing Member, redeemed its 30% interest in the Joint Venture Company.

Investment Amount

We have invested $12.9 million, or the Invested Amount, in exchange for a thirty percent (30%) interest in the Joint Venture Company. In addition to the Investment Amount, we incurred acquisition costs of approximately $242,000

Property

In general, the Property is a 23-story, trophy Class A office building located in Chicago’s premier West Loop submarket and encompasses more than 1.1 million square feet of total rental space, of which 98% is currently occupied. The Property currently generates annual net rental income of $17.4 million.

The largest tenant in the Property is JP Morgan, which currently leases 486,000 square feet or 46% of the Property.  In addition, there are also smaller tenants and retail tenants. JP Morgan has exercised its option to terminate its entire office space at no penalty after September 2016

Management

The Joint Venture Partner serves as the Managing and generally has the authority to make decisions on behalf of the Company, subject to certain approval rights of Optibase Chicago set forth in the Operating Agreement of the Joint Venture Company.

Debt

As a part of the transaction, the Joint Venture Company executed a promissory notes in favor of the Joint Venture Partner in the amount of $42 million with no maturity date and in favor of the Outgoing Member in the amount of $18 million with a maturity date of 7 years. The interest rate for both notes compounds annually and is equal to four percent (4%) for the first three (3) years, five percent (5%) for the fourth (4th) year, six percent (6%) for the fifth (5th) year, and twelve percent (12%) from and following the sixth (6th) year. All payments to be made under the note will be made from and subject to net cash flow of the Joint Venture Company.

The Joint Venture Company will also seek to fund anticipated tenant improvements through the issuance of up to $40 million of promissory notes, or the Senior Notes, of which Optibase will have the right (but not the obligation) to fund up to 30%.  Such promissory notes will rank ahead of the abovementioned promissory notes in favor of the Joint Venture Partner and the Outgoing Member. It is anticipate that the Senior Notes will have a term of six (6) years and an interest rate of twelve percent (12%) per annum, compounding annually.

Financing Agreements

For a summary of the principal terms of our material financing agreements, see Item 5.B "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

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

Israeli taxation

General Corporate Tax Structure in Israel

Taxable income of the Company is subject to the Israeli corporate tax at the following rates: 2013 - 25%, 2014 and 2015%. On 5 January 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

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

Taxation of Non Israeli Shareholders on Receipt of Dividends.

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

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 (in 2014) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

Other Income Tax

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to tax at the rate of approximately 29%, 24% and 34% respectively in 2015.

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

The inflation rate in Israel was approximately 1.8% in 2013, and a deflation of approximately (0.2)% in 2014 and (1)% in 2015. The changes of the NIS against the dollar was an appreciation of approximately 7% in 2013, and a devaluation of approximately (12)% in 2014 and (0.3)% in 2015. The change of the CHF against the dollar was an appreciation of approximately 2.8% in 2013, and a devaluation of approximately (10)% in 2014 and  (0.2)% in 2015. The change of the Euro against the dollar was a devaluation of (10)% 2015.

Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of NIS against the U.S. dollar and against the CHF and against the EUR. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

Our functional currency is the U.S Dollar.

The functional currencies of our subsidiaries are CHF, Euro and U.S dollar. The Company has elected to use U.S dollar as its reporting currency for all years presented.

While the functional currency of our subsidiaries in the United States is the U.S dollars, the functional currency of our subsidiaries in Switzerland and Germany is their lead currency, i.e. CHF and Euro respectably. Since our functional and reporting currency is the U.S dollars, the financial statements of Optibase Real Estate SARL and OPCTN S.A whose functional currency has been determined to be CHF and Optibase Bavaria whose functional currency has been determined to be Euro have been translated into U.S. dollars. Assets and liabilities of this subsidiary are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

In February 2016, we entered into a hedging of cross currency interest rate swap transaction for the total amount of approximately NIS 34.2 million at fixed interest rate of 6.7% in exchange for approximately $8.7 million at fixed interest rate of 7.95% with semi-annually payments commencing on June2016 through December 2021, the termination date.

Interest Rate and Rating Risks

Our exposure to market risk for changes in interest rates in Switzerland relates primarily to our long term loan taken for the purchase of our real-estate property in Switzerland and denominated in Swiss Franks (CHF). Changes in Swiss interest rates, could affect our financial results.

Investments Risks

In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2015, our available net cash was 24.5 million. As of December 31, 2015, our available cash was invested in interest bearing bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable. (for a description of our Series A Bonds see “Item 5.B: Operating and Financial Review and Prospects - Liquidity and Capital Resources”).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control-Integrated Framework (1992) set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2015.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2015, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young in Switzerland and in the United States, to Optibase in 2014 and 2015 (in thousands):

	2014	2015
Audit fees (1)	97	89
Audit-related fees (2)	4	26
Tax fees (3)	30	46
All other fees (4)	--
Total	131	161

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

During 2014 and 2015, our audit committee approved all the audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in Switzerland and in the United States.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The following are our financial statements audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal year ended December 31, 2015, are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F-42

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

OPTIBASE LTD.

We have audited the accompanying consolidated balance sheets of Optibase Ltd. (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with United States generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2016	A Member of Ernst & Young Global

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,806	$22,902
Trade receivables (net of allowance for doubtful accounts of $118 and $154 at December 31, 2015 and 2014, respectively)	177	286
Other accounts receivable and prepaid expenses	318	1,396

Total current assets	24,301	24,584

LONG-TERM INVESTMENTS:
Long-term deposits	2,670	54
Investments in companies and associates	20,663	7,553

Total long-term investments	23,333	7,607

PROPERTY AND OTHER ASSETS, NET
Real estate property, net	214,840	185,204
Other assets, net	470	609

Total property, equipment and other assets	215,310	185,813

Total assets	$262,944	$218,004

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans and bonds	$8,535	$2,401
Other accounts payable and accrued expenses	3,297	4,991
Other short-term liabilities	-	539
Total liabilities attributed to discontinued operations	2,109	2,153

Total current liabilities	13,941	10,084

COMMITMENTS AND CONTINGENT LIABILITIES

LONG-TERM LIABILITIES:
Deferred tax liabilities	14,178	14,237
Land lease liability, net	6,412	6,528
Other Long-Term Liabilities	264	-
Long term loans, net of current maturities	140,082	110,080
Long term bonds, net of current maturities	12,483	-

Total long-term liabilities	173,419	130,845

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary Shares of NIS 0.65 par value - Authorized: 6,000,000 shares at December 31, 2015 and 2014; Issued: 5,183,525 shares at December 31, 2015 and 2014; Outstanding: 5,133,631 and 5,127,631 shares at December 31, 2015 and 2014, respectively	988	988
Additional paid-in capital	137,961	137,898
Treasury shares: 49,895 and 55,895 shares at December 31, 2015 and 2014, respectively	(354)	(554)
Accumulated other comprehensive loss	(1,906)	(1,221)
Accumulated deficit	(80,905)	(79,672)

Total shareholders' equity of Optibase Ltd.	55,784	57,439

Non-controlling interests	19,800	19,636

Total shareholders' equity	75,584	77,075

Total liabilities and shareholders' equity	$262,944	$218,004

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2016
Date of approval of the	Amir Philips	Alex Hilman
financial statements	Chief Executive Officer	Executive Chairman of the Board

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2015	2014	2013

Fixed income from real estate rent	$15,273	$13,938	$13,711

Costs and expenses:
Cost of real estate operations	2,958	2,777	2,199
Real estate depreciation and amortization	3,925	3,813	3,369
General and administrative	1,849	2,167	1,870
Other operating costs	2,352	-	-

Total costs and expenses	11,084	8,757	7,438

Gain on sale of operating properties	-	2,709	-

Operating income	4,189	7,890	6,273

Other income	429	394	384
Financial expenses, net	(1,807)	(1,151)	(1,343)

Income before taxes on income	2,811	7,133	5,314
Taxes on income	(1,609)	(1,502)	(1,518)
Equity share in losses of associates, net	(31)	(186)	(172)

Net income	1,171	5,445	3,624

Net income attributable to non-controlling interest	2,239	2,106	2,159

Net income (loss) attributable to Optibase Ltd.	$(1,068)	$3,339	$1,465

Net earnings per share:

Basic and diluted net earnings (loss) per share	$(0.21)	$0.65	$0.38

Weighted average number of shares used in computing basic net earnings per share:	5,133,024	5,126,616	3,822,032

Weighted average number of shares used in computing diluted net earnings per share:	5,133,024	5,131,072	3,825,610

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Net income	$1,171	$5,445	$3,624

Foreign currency translation adjustments	(467)	(5,325)	1,477
Financial liability related to hedging	(264)	-	-

Other comprehensive income	440	120	5,101

Net earnings attributable to non-controlling interests	(2,239)	(2,106)	(2,159)
Other comprehensive income (loss) attributable to non-controlling interests	46	2,265	(624)

Comprehensive income (loss) attributable to Optibase Ltd.	$(1,753)	$279	$2,318

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total shareholders' equity

Balance as of January 1, 2013	$744	$130,824	$(821)	$986	$(84,259)	$47,474	$19,078	$66,552

Issuance of ordinary shares	244	6,909	-	-	-	7,153	-	7,153
Stock-based compensation related to options and unvested shares	-	118	-	-	-	118	-	118
Issuance of treasury shares upon vesting of shares	-	(26)	133	-	(107)	-	-	-
Other comprehensive income	-	-	-	853	-	853	624	1,477
Net income	-	-	-	-	1,465	1,465	2,159	3,624

Balance as of December 31, 2013	988	137,825	(688)	1,839	(82,901)	57,063	21,861	78,924

Stock-based compensation related to options and unvested shares	-	97	-	-	-	97	-	97
Issuance of treasury shares upon vesting of shares	-	(24)	134	-	(110)	-	-	-
Dividend distribution	-	-	-	-	-	-	(2,066)	(2,066)
Other comprehensive loss	-	-	-	(3,060)	-	(3,060)	(2,265)	(5,325)
Net income	-	-	-	-	3,339	3,339	2,106	5,445

Balance as of December 31, 2014	988	137,898	(554)	(1,221)	(79,672)	57,439	19,636	77,075

Stock-based compensation related to options and unvested shares	-	98	-	-	-	98	-	98
Issuance of treasury shares upon vesting of shares	-	(35)	200	-	(165)	-	-	-
Dividend distribution	-	-	-	-	-	-	(2,029)	(2,029)
Other comprehensive loss	-	-	-	(685)	-	(685)	(46)	(731)
Net income (loss)	-	-	-	-	(1,068)	(1,068)	2,239	1,171

Balance as of December 31, 2015	$988	$137,961	$(354)	$(1,906)	$(80,905)	$55,784	$19,800	$75,584

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:

Net income	$1,171	$5,445	$3,624
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,925	3,813	3,369
Gain on sale of real estate	-	(2,709)	-
Stock-based compensation related to options and unvested shares	98	97	118
Decrease (Increase) in trade receivables	111	(61)	(134)
Equity share in losses of associates, net	31	186	172
Increase (decrease) in deferred tax liabilities	(48)	(1,577)	44
Decrease in other long-term liabilities	-	-	(1,254)
Decrease in other short-term liabilities	(538)	(944)	-
Decrease in land lease liabilities	(109)	(187)	(91)
Decrease (increase) in other accounts receivable and prepaid expenses	1,070	(1,174)	79
Increase (decrease) in accrued expenses and other accounts payable	(1,687)	1,737	1,615

Net cash provided by continuing operations	4,024	4,626	7,542
Net cash provided by (used in) discontinued operations	(44)	693	(123)

Net cash provided by operating activities	3,980	5,319	7,419

Cash flows from investing activities:

Proceeds from (investment in) long-term lease deposits	-	7	(11)
Investment in real estate property	(2,215)	(1,093)	(5,795)
Sale of real estate property, net	-	6,169	-
Decrease (increase) in restricted cash	-	144	(10)
Proceeds from (investments in) associates	(13,142)	-	83
Increase in other long term deposits	(2,616)	-	-
Acquisition of Optibase Bavaria (c)	(31,473)	-	-

Net cash provided by (used in) investing activities	(49,446)	5,227	(5,733)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from financing activities:

Repayment of long term bank loans	(2,811)	(2,599)	(2,580)
Proceeds from bank loan	36,969	-	-
Proceeds from issuance of Long term bonds	15,045	-	-
Dividend distribution	(2,029)	(2,066)	-

Net cash provided by (used in) financing activities	47,174	(4,665)	(2,580)

Exchange differences on balances of cash and cash equivalents	(804)	(1,790)	563

Increase (decrease) in cash and cash equivalents	904	4,091	(331)
Cash and cash equivalents at the beginning of the year	22,902	18,811	19,142

Cash and cash equivalents at the end of the year	$23,806	$22,902	$18,811

(a)	Supplemental cash flow activities:

	Cash paid during the year for:

	Taxes	$3,971	$27	$875

	Interest	$1,795	$2,109	$2,702

(b)	Significant non-cash transactions:

	Sale of real estate property	$-	$105	$-

	Purchase of investments in consideration of issue of shares	$-	$-	$7,153

(c)	Acquisition of Optibase Bavaria:

	Real estate property	$31,399	$-	$-
	Other assets, net	74	-	-

	Cash paid by the Company	$31,473	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Optibase Ltd. (the "Company") was incorporated and commenced operations in 1990.

During 2009 the Company entered into the fixed-income real estate sector after an acquisition of a commercial building in Switzerland.

Until the sale of its video solutions business to VITEC Multimedia ("Vitec") in July 2010 (see Note 1d below), the Company and its U.S subsidiary, Optibase Inc., provided equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets. (collectively, the "Video Activity"). Following the sale of the Video Activity, the Company's only operation is the fixed-income real-estate.

As of December 31, 2015, the Company manages its activity through three active subsidiaries: Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc."), Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, and OPCTN SA, a Luxembourg company owned 51% by the Company which was incorporated in February 2011 ("Subsidiaries"), (collectively, the "Group").

b.	Acquisitions and investments in associates:

1.	Luxury suite condominium Miami, Florida:

On April 9, 2013 and on August 22, 2013, the Company through its subsidiary Optibase Inc. acquired two luxury penthouses located in the Marquis Residence in Miami and one penthouse located in the Ocean One condominium in Sunny Isles Beach in Miami Beach, Florida, respectively, in a cash consideration for a purchase price of approximately $ 4,800.

2.
Condominium units in Miami Beach, Florida:

On December 31, 2013 following the approval of the Company's audit committee, board of directors and the Company's shareholders, the Company, through its subsidiary Optibase Inc., completed the purchase of 12 residential units in the Flamingo South Beach One Condominium and the Continuum on South Beach condominium, both located in Miami Beach, Florida from two private companies indirectly controlled by the Company's controlling shareholder (the "seller") for an aggregate net consideration of $ 7,153,net following the set off of rental income of one unit for a period of three years to the seller, representing the fair value of 1.31 million new ordinary shares of the Company issued to the seller.

3.	Sell of condominium units in Miami Beach, Florida:

On September 17, 2014 the Company, through its subsidiary, Optibase Inc. sold 11 residential condominium units located in Florida. The total consideration was amounted to $ 6,411 and was paid at full on closing during October, 2014.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

4.	Retail portfolio in Bavaria, Germany:

On December 18, 2014 the Company through Optibase SARL subsidiary, Optibase Bavaria GmbH & Co. KG (“Optibase Bavaria”), entered into a Purchase Agreement with an unrelated third party to acquire a retail portfolio of twenty-seven Commercial properties in, Germany (the "Retail Portfolio in Germany").

The Retail Portfolio in Germany represents a homogenous retail portfolio in established retail locations, it has approximately 37,000 square meters of total rental space.

The largest tenant in the Retail Portfolio in Germany is EDEKA, which currently leases 22 of the rental properties in the portfolio. In addition to the hypermarkets and supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of EDEKA.

On June 2, 2015 the first stage of the transaction closing occurred and the Company acquired twenty-five (25) supermarkets in consideration of a purchase price of ˆ 24,000 (approximately $ 26,249 as of the purchase date). On July 8, 2015 the Company acquired the two (2) remaining supermarkets for an additional purchase price of ˆ 4,750 (approximately $ 5,224 as of the purchase date).

In addition to the purchase price, the Company incurred acquisition costs, including real estate transfer taxes of ˆ 2,075 (approximately $ 2,352 during 2015) and presented in the consolidated statements of operations as other operating costs.

The portfolio purchase price has been allocated to real estate properties and other assets, net, in accordance with the Company's accounting policies for business combinations.

The total purchase price was allocated as follows:

USD

Real estate property	31,399
Other assets, net	74

Total purchase price	31,473

5.	300 South Riverside Plaza, Chicago:

On December 29, 2015, the company through its subsidiary, Optibase Inc, completed an investment in 300 River Holdings, LLC, (the “Joint Venture Company”) which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago under a 99 year ground lease expiring in 2114. The company invested $12,900 in exchange for a thirty percent (30%) interest in the Joint Venture Company. In addition to the Purchase Price, the Company incurred acquisition costs of approximately $242.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.
The Company two major tenants accounted for 18% and 18%, 23% and 12% and 23% and 10% of the Company revenues in the years ended December 31, 2015, 2014 and 2013 respectively. No other tenants accounted for more than 10% of the company revenues.

d.	Sale of the Video Activity (discontinued operations):

Until the sale of its video solutions business to VITEC Multimedia ("Vitec") in July 2010, the Company and its U.S subsidiary, Optibase Inc., provided equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets. (collectively, the "Video Activity").

On March 16, 2010, the Company and its subsidiary, Optibase Inc., entered into an asset purchase agreement (the "Agreement") with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec, Optibase Technologies Ltd. and Stradis Inc., collectively, "Vitec"). According to the Agreement, the Company sold to Vitec all of the assets and liabilities related to the Company's Video Solutions Business (the "Video Activity") for an aggregate consideration of $ 8,000. The closing of the transaction occurred on July 1, 2010.

According to the Agreement, the Company and Vitec agreed on a price adjustment mechanism to the initial consideration, upon which, Vitec shall add or subtract to the consideration an amount equal to accounts receivable, net plus other receivables and prepaid expenses minus accounts payable and other payables, all as of the Closing date (the "Adjustment Amount"). The Adjustment Amount as calculated by the Company would be deposited by Vitec in escrow within five days from the closing date, to be released over a period of 12 months as Vitec collects amounts owed to the Company from customers. Vitec has refrained from depositing any amount in escrow which led to a dispute between the parties. See details in Note 11d(1).

The liabilities of the Video activity for the years ended December 31, 2014 and 2015, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	Year ended December 31,
	2015	2014
Liabilities:

Other accounts payable and accrued expenses	$2,109	$2,153

Total liabilities	$2,109	$2,153

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

The functional currencies of Optibase's subsidiaries are CHF, EUR and U.S dollar. The Company has elected to use U.S dollar as its reporting currency for all years presented.

While the functional currency of the Company's subsidiaries in the United States is the U.S dollars, the functional currency of the subsidiaries in Switzerland and Germany is their lead currency, i.e. CHF and EUR. Since the Company's functional and reporting currency is the USD, the financial statements of Optibase Real Estate SARL and OPCTN S.A. has been translated into U.S. dollars. Assets and liabilities of these subsidiaries are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Non-controlling interests:

Non-controlling interests generally represent the portion of equity that the Company does not own in the consolidated entities. The Company accounts for and reports its non-controlling interests in accordance with the provisions required under the Consolidation Topic of the FASB ASC 810. Non-controlling interests are separately presented within the equity section of the consolidated balance sheets. The amounts of consolidated net earnings attributable to the Company and to the non-controlling interests are presented on the consolidated statement of operations.

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

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Building	25 - 63
Buildings' improvements	5 - 20
Condominium units	30

g.	Long-lived assets including intangible assets:

The Company and its subsidiarie's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell.

The Company reviews assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2015, 2014 and 2013 no impairment losses have been identified.

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

Associates are companies in which the Company has significant influence over the financial and operating policies without having control. The investment in associates is accounted for using the equity method of accounting. Under the equity method, the investment in associates is accounted for in the financial statements at cost plus changes in the Group's share of net assets, including other comprehensive income (loss) of the associates. The equity method is applied until the loss of significant influence or classification of the investment as non-current asset held-for-sale.

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

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging". ASC No. 815 requires the Company to recognize all derivatives at fair value. The accounting for changes in the fair value of a derivative instrument (i.e., gains or losses) depends on whether it has been designated and qualified as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualified as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2015, the Company had outstanding hedging instruments in amount of $264. At times, the Company may use derivative instruments to manage exposure to variable interest rate risk. Occasionally, the Company enters into interest rate swaps to manage its exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. The Company generally enters into derivative instruments that qualify as cash flow hedges and it does not enter into derivative instruments for speculative purposes.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company generates revenues from fixed income real-estate derived from its buildings held through its subsidiaries in Switzerland (Rümlang and Geneva), Germany and Miami FL.

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

The Company believes that its tax positions are all highly certain of being upheld upon examination. As such, as of December 31, 2015 and 2014 the Company has not recorded a liability for uncertain tax positions.

o.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables and long-term lease deposits.

Cash and cash equivalents are invested in U.S. dollar deposits with major banks in Israel, the United States, Switzerland and Germany. Cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company maintains cash and cash equivalents with diverse financial institutions and monitors the amount of credit exposure to each financial institution.

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

Option and restricted shares that have been excluded from the calculations of diluted net income per share was 5,546 and 3,578 for the years ended December 31, 2014 and 2013, respectively.

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The fair value was estimated at the date of grant using the following weighted average assumptions for the Black-Scholes model for the year ended December 31, 2011. During 2015 and 2014 there were no new grants.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a basis for considering such assumptions, ASC 820 establishes a three-level value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Swap instrument are measured at fair value under ASC 820 on a recurring basis as of December 31, 2015 and 2014.

t.	Comprehensive income:

The Company accounts for comprehensive loss in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive loss relate to foreign currency translation adjustments.

u.	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the Company's consolidated financial statements, implementing accounting system changes related to the adoption, and considering additional disclosure requirements. The Company still evaluating the effect that the updated standard will have on the Company's consolidated financial statements and related disclosures.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior periods have been retrospectively adjusted.

In September 2015, the FASB issued ASU 2015-16, "Simplifying the Accounting for Measurement-period Adjustments." This new guidance requires an acquirer in a business combination to recognize adjustments to the provisional amounts that are identified during the measurement period to be reported in the period in which the adjustment amounts are determined. In addition, the effect on earnings of changes in depreciation, amortization and other items as a result of the change to the provisional amounts, calculated as if the accounting had been complete as of the acquisition date, must be recorded in the reporting period in which the adjustment amounts are determined. ASU 2015-16 is effective for fiscal periods beginning after December 15, 2015 and must be applied prospectively. Early adoption is permitted. The Company has not yet adopted ASU 2015-16 and do not expect the adoption of this guidance to have a material impact on the Company's consolidated financial position or results of operations.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, as part of its initiative to reduce complexity in accounting standards. To simplify presentation of debt issuance costs, the amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued ASU 2015-15, Interest-Imputation of Interest (Subtopic 835-30), Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update), which allows an entity to defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The updated standards are effective for financial statements issued for annual and interim periods beginning after December 15, 2015. The updated standards are not expected to materially impact the Company's financial position or disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact the Company's consolidated financial statements as the Company has certain operating and land lease arrangements for which the Company are the lessee. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The standard is effective on January 1, 2019, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption of ASU 2016-02 will have on the Company financial position or results of operations.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2016, the FASB issued ASC 2016-01, Financial Instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes the following targeted changes for financial assets and liabilities: i) requiring equity investments with readily determinable fair values to be measured at fair value with changes recognized in net income; ii) simplifying the impairment assessment of equity securities without readily determinable fair values using a qualitative approach; iii) eliminating disclosure of the method and significant assumptions used to fair value instruments measured at amortized cost on the balance sheet; iv) requiring use of the exit price notion when measuring the fair value of instruments for disclosure purposes; v) for financial liabilities where the fair value option has been elected, requiring the portion of the fair value change related to instrument-specific credit risk (which includes a Company's own credit risk) to be separately reported in other comprehensive income; vi) requiring the separate presentation of financial assets and liabilities by measurement category and form of financial asset (liability) on the balance sheet or accompanying notes; and vii) clarifying that the evaluation of a valuation allowance on a deferred tax asset related to available-for-sale securities should be performed in combination with the entity's other deferred tax assets. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those years Early adoption of item (v) above is permitted for financial statements (both annual and interim periods) that have not yet been issued. The Company have not determined when the Company will adopt item (v) above of this ASU. The Company will adopt the remaining provisions of the ASU on January 1, 2018. The Company are evaluating the impact of this ASU on Ambac's financial statements.
In February 2015, the FASB issued ASU 2015-02, Consolidation: Amendments to the Consolidation Analysis (Topic 810), requiring entities to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. The revised consolidation model: (1) modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (2) eliminates the presumption that a general partner should consolidate a limited partnership, (3) affects the consolidation analysis of reporting entities that are involved with VIEs, and (4) provides a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. The updated standard is effective for financial statements issued for annual and interim periods beginning after December 15, 2015. Early adoption is permitted. The updated standard may be applied retrospectively or using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. The adoption of this guidance is not expected to have an impact on the Company's financial statements and related disclosures.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total
Cost:

At January 1, 2014	$26,486	$158,849	$22,309	$10,595	$218,239
Additions	-	544	549	(19,202)	(18,109)
Disposals	-	-	(3,643)	-	(3,643)

At December 31, 2014	26,486	159,393	19,215	(8,607)	196,487
Additions	7,388	25,467	759	(359)	33,255

At December 31, 2015	33,874	184,860	19,974	(8,966)	229,742

Accumulated depreciation:

At January 1, 2014	-	7,676	538	264	8,478
Depreciation charge for the year	-	2,888	472	(477)	2,883
Disposals	-	-	(78)	-	(78)

At December 31, 2014	-	10,564	932	(213)	11,283
Depreciation charge for the year	-	3,314	394	(89)	3,619

At December 31, 2015	-	13,878	1,326	(302)	14,902

Real estate property, net:

At December 31, 2015	33,874	170,982	18,648	(8,664)	214,840

At December 31, 2014	$26,486	$148,829	$18,283	$(8,394)	$185,204

Estimated depreciation expenses by years are as follows:

Year	Estimated depreciation expenses

2016	$3,587
2017	3,587
2018	3,587
2019	3,587
2020 and thereafter	166,618

$180,966

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	Above, below market value of in-place leases	Currency translation adjustment	Total
Cost:

At January 1, 2014	$1,784	$146	$1,930
Additions	-	(193)	(193)
Disposals	(334)	-	(334)

At December 31, 2014	1,450	(47)	1,403
Additions	74	(3)	71

At December 31, 2015	1,524	(50)	1,474

Accumulated depreciation:

At January 1, 2014	752	37	789
Depreciation charge for the year	453	(114)	339
Disposals	(334)	-	(334)

At December 31, 2014	871	(77)	794
Depreciation charge for the year	217	(7)	210

At December 31, 2015	1,088	(84)	1,004

Other assets, net:

At December 31, 2015	$436	$34	$470

At December 31, 2014	$579	$30	$609

Intangible assets consist of lease contracts with tenants deriving from the purchase of a building complex in Geneva in 2011 and purchase of retail portfolio in Germany. See Note 1b(4).

Estimated amortization expenses by years are as follows:

Year	Estimated amortization expenses

2016	$217
2017	183
2018	27
2019	11
2020 and thereafter	32

$470

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2014

Escrow (1)	-	$1,271
Prepaid expenses	131	49
Income receivable	109	7
Deposit	6	39
Others	72	30

	$318	$1,396

(1)	Deposit paid into an escrow account as part of the purchase agreement in connection with Retail Portfolio in Germany transaction. See Note 1b(4).

NOTE 6:-	LONG TERM DEPOSIT

	December 31,
	2015	2014

Bonds deposit (1)	$1,685	$-
Restricted account (2)	931	-
Other	54	54

	$2,670	$54

(1)	Bonds deposit of one payment of principal and interest reserves. See Note 10.

(2)	Restricted account of 931 funded relates to an interest reserve for Miami Loan. See Note 9d.

NOTE 7:-	INVESTMENTS IN COMPANIES AND ASSOCIATES

a.
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

	December 31,
	2015	2014

Invested in equity	$4,025	$4,025
Accumulated net loss	(504)	(472)

Total investment	$3,521	$3,553

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INVESTMENTS IN COMPANIES AND ASSOCIATES (Cont.)

b.
On December 31, 2012 the Company acquired through its subsidiary Optibase Inc. approximately 4% indirect beneficial interest in a portfolio of shopping centers located in Texas, USA in consideration for $ 4,000 which accounted for the cost method of accounting. The Company believes that its beneficial interests in Texas portfolio are considered to be so minor that they create virtually no influence over the operating and financial policies of the Real Estate Asset and therefore this investment accounted for cost method of accounting.

c.
On December 29, 2015, the company through its subsidiary, Optibase Inc, completed an investment in 300 River Holdings, LLC, (the “Joint Venture Company”) which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago under a 99 year ground lease expiring in 2114. The company invested $12,900 in exchange for a thirty percent (30%) interest in the Joint Venture Company. In addition to the Purchase Price, the Company capitalized acquisition costs of approximately $242. See Note 1b(5).

d.	Investments in associates accounted for using the equity method of accounting: Summarized data of the financial statements of associates, unadjusted to the Company's percentage of holdings (*)

	December 31,
	2015	2014

Assets	$278,402	$65,408
Liabilities	337,599	56,595
Fixed income from real estate rent	11,215	10,393
Net income (loss)	97	(859)

 (*) The information presented does not include excess cost and goodwill.

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2015	2014

Employees and payroll accruals	$225	$195
Accrued expenses	671	748
Government (mainly tax provision)	1,311	3,580
Advance tenants payments	848	313
Tenant security deposits	119	98
Other	123	57

Total	$3,297	$4,991

NOTE 9:-       LONG TERM LOANS

a.
On October 29, 2009, Optibase SARL received a mortgage loan (the "Loan") from a financial institution in Switzerland, in the amount of CHF 18,800 for the purpose of purchasing the real estate property located in Rümlang, Switzerland (the "Property"). The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins 0.8%. The financial institution may increase the margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The loans are repaid at a rate of CHF 376 per year. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2015, the Company met the required covenants.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	LONG TERM LOANS (Cont.)

Maturities of the loan by years are as follows:

Year ended December 31,

2016 (current maturity)	$379

Long-term portion:

2017	379
2018	379
2019	379
2020	379
Thereafter	14,797

Total	$16,313

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

Maturities of the loan by years are as follows:

Year ended December 31,

2016 (current maturity)	$2,018

Long-term portion:

2017	2,018
2018	2,018
2019	2,018
2020	2,018
Thereafter	83,109

Total	$91,181

The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2015, the Company met these covenants.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	LONG TERM LOANS (Cont.)

c.
Optibase Bavaria negotiated a loan agreement with a Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft ("DG HYP"), for the provision of a senior mortgage loan in the amount of up to Euro 21,000 of which the Company utilized Euro 20,000. The effective interest rate was closed at 2.15%. The loan is repaid in quarterly installments of EUR 105 each, up until April 30, 2020. The terms of the loan includes certain covenants, a debt service cover ratio requirement of between 130% and 110%, and a loan to value requirement of 70% in the first three years and 65% in the fourth and fifth years. As of December 31, 2015, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2016 (current maturity)	$459

Long-term portion:
2017	459
2018	459
2019	459
2020	19,671

Total	$21,048

d.
On July 8, 2015, the Company subsidiary, Optibase Inc, entered into a loan agreement with City National Bank of Florida for a gross amount of $15,000 for the financing of certain condominium units the Company owns in Miami and Miami Beach, Florida. The loan was taken for a term of three (3) years, with an interest rate of Libor 30-day-rate plus 2.65%. Interest is paid monthly commencing August 1, 2015, and the principal is reduced in six-month intervals beginning July 2016. Loan issuance costs of $ 429 reported in the balance sheet as a direct deduction from the gross amount of the loan. The securities for the Loan include a restricted cash deposit of approximately $1,000 and mortgage spread over the assets the Company owns in Florida as mentioned above. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2015, the Company met these covenants.

Year ended December 31,
2016 (current maturity)	$3,117

Long-term portion:
2017	4,987
2018	6,553

Total	$11,540

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG TERM BONDS

In August 2015, the Company issued gross amount of NIS 60,000 (approximately $15,700 as of the issued date) in aggregate principal amount of Series A Bonds bearing annual fixed interest of 6.7% payable in in semi-annual installments on June 30 and on December 31 of each of the years 2015 through 2021, commencing on December 31, 2015 and ending on December 31, 2021. The principal will be repaid in semi-annual installments on June 30 and on December 31 of each of the years of 2016 through 2021, commencing on June 30, 2016 and ending on December 31, 2021. The bonds (principal and interest) are not linked to any currency or index.

Debt issuance costs of $ 384 reported in the balance sheet as a direct deduction from the gross amount of the bonds according to Accounting Standards Update, or ASU, 2015-03 issued by the Financial Accounting Standards Board In April 2015. The Company elected to adopt this standard early, effective August 10, 2015. The debt issuance costs are amortized in accordance with the bonds payments. The Company is required to meet certain covenants under this bonds. As of December 31, 2015, the Company met these covenants.

Maturities of the bonds by years are as follows:

Year ended December 31,

2016 (current maturity)	$2,562

Long-term portion:

2017	2,562
2018	2,562
2019	2,562
2020	2,562
Thereafter	2,235

Total	$12,483

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries facilities leased and motor vehicles leased under several operating lease agreements for different periods ending in 2026.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2016	$116
2017	117
2018	110
2019	108
2020 and thereafter	732

Total	$1,183

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Assets pledged as collateral:

As collateral for the Company's loan mortgages, a fixed pledge has been placed on the Company's subsidiaries in Luxemburg shareholders' equity. See Note 9a.

c.	Office of the Chief Scientist commitments:

Until the sale of the Video Activity the Company participated in programs sponsored by the Israeli Government and by the European Commission for the support of research and development activities.

The Company was obligated to pay royalties to the Office of the Chief Scientist ("OCS"), in the amount of 3%-3.5% of the sales recorded from products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company is currently undergoing an audit by the OCS for royalties paid before the sale of the Company's Video business. As of December 31, 2015, the Company believes it has sufficient provisions to cover the outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations as the Company has no further obligation to pay royalties on revenues generated by the Video Activity subsequent to its sale.

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

The arbitrator did award Vitec a total sum of $ 442. Regarding the costs of the arbitration and lawyers' fees, the Arbitrator awarded Vitec a total sum of $ 69 considering the fact that only a small portion of the claimed sum was granted to Vitec.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

On September 17, 2013, Vitec responded to the Company's motion by submitting a motion of its own, asking the Court to nullify some parts of the Arbitration Award, or alternatively ask the arbitrator to do so, mainly regarding sums received by the Company after the closing of the transaction. Vitec claimed that the Arbitration Award did not include final rulings regarding such sums. Vitec also claimed that the arbitrator made a calculating mistake in favor of the Company, in the amount of $ 400 which should be paid to Vitec.

On February 27, 2014, the Court gave its final ruling. The Court rejected all of Vitec's claims, dismissed its motion to nullify the Arbitration Award and confirmed and validated the Arbitration Award in it's entirely. The Court also ruled that Vitec will bear the legal expenses of this proceeding including the costs of the translation of the Arbitration Award.

Following the Court's ruling, the Company and Vitec instructed the court's treasury and ADAD Trust company Ltd. to release $ 200 and $ 1,000, respectively, deposited as Escrow Funds. On March 20, 2014, the funds were released and a net sum of $ 715 was transferred to the Company.

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

On July 30, 2013, along with the Arbitration Award regarding the arbitration with Vitec, the Arbitrator gave his decision regarding the personal claim against Adv. Afik and Afik Counter Claim. The arbitrator chose to accept most of the Company's claims and rejected most of Adv. Afik's claims. The Arbitrator awarded Adv. Afik the sum of $ 36 only for damages caused by the lien imposed on Adv. Afik's bank accounts and $ 10 for legal expenses. Adv. Afik claims regarding libel were utterly rejected. The Company paid these amounts.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

On May 12, 2015 the Company has been served with a motion to approve the filing of a derivative claim against its controlling shareholder, directors and CEO and against certain former controlling shareholder and directors, (the "Motion").

The Claim alleges, among other things, a breach of fiduciary duties by the Company directors, officers and controlling shareholder, and an exploitation of a business opportunity by the Company current and former controlling shareholder with respect to certain private placements of the Company's shares to its controlling shareholder.

The Claim further alleges, that such private placements constitute a prohibited distribution as the shares were issued for an unfair consideration. As a result of the above, the Applicants request the Court to allow them to continue with this derivative claim and ultimately to require all the defendants to pay the Company an aggregate amount of approximately $41,900, as well as required the Companies shareholder (current and former) to pay to the Company approximately $2,800 plus interest (for the exploitation of a business opportunity). The Applicants further require reimbursement of expenses, legal fees and award to the Applicants.

On November 8, 2015, The Company has submitted its response to the Motion and Claim together with an expert opinion. The Company has raised several arguments against the Motion including, inter alia, preliminary claims to dismiss the Motion in-limine. On November 13, 2015, the directors, CEO and former directors submitted their response to the Motion.

On December 9, 2015, a court hearing was held during which the court suggested the parties to reach a mutual agreement. The Company gave its consent to the proposed outline and the court ordered the parties to act accordingly.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On January 4, 2016, the Applicants submitted an application for discovery of documents. On January 25, 2016, The Company has submitted a motion to dismiss the discovery's application. On March 29, 2016 the Applicants submitted an application to attach an expert opinion. A Pre-trial hearing is scheduled for July 7, 2016.

At this preliminary stage the Company cannot provide an assessment as to the chances of the claim and the exposure to the Company.

4.
On March 1, 2010, the Company's subsidiary in Luxembourg entered into an Option Agreement, (the "Option Agreement"), with Swiss Pro who introduced the Company the Rümlang property and facilitated the acquisition and financing of the commercial building acquired by the Company in October, 2009 in Rümlang, Switzerland. According to the Option Agreement, the Company's subsidiary granted Swiss Pro an option to purchase twenty percent (20%) of its share capital in consideration of CHF 315 for the option. The exercise price under the Option Agreement is calculated based on twenty percent (20%) of acquisition costs for the Rümlang Property plus interest and an adjustment for proceeds that are distributed to the shareholders. The shares that would be issued to Swiss Pro upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of the Company. The option granted under the Option Agreement will expire within eight years from the entrance into the agreement, i.e.: on February 28, 2018.

On May 19, 2015, The Company received a letter on behalf of Swiss Pro, demanding the Company to provide Swiss Pro with certain relevant data in connection with the option agreement. The Company sent a response letter on August 18, 2015 in which the Company rejected all allegations. On December 24, 2015 Swiss Pro sent another letter repeating its arguments and the Company sent its response to the letter on December 31, 2015.

At this preliminary stage the Company cannot provide an assessment as to the chances of the arguments raised by Swiss Pro and the exposure to the Company

5.
Eldista had a dispute with Swiss Pro Capital ("Swiss Pro"), a company organized under the Switzerland laws, arising from the consultancy agreement entered between the parties and dated May 19, 2011 (the "Consultancy Agreement"). The Consultancy Agreement stated that Swiss Pro would provide services to Eldista in exchange for the payment of a certain consultancy fee (the "Services"). Pursuant to the Consultancy Agreement, Eldista undertook to pay Swiss Pro a bonus in the manner calculated in the Consultancy Agreement.

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

6.
On April 16, 2015, the Company's subsidiary Eldista GmbH, filed a claim to the court in Switzerland in an amount of CHF 961 (approximately $1,000) due to damages and unpaid amounts from a specific tenant. Shortly thereafter, the tenant filed a counterclaim against Eldista GmbH in an amount of CHF 157 (approximately $171) for damages allegedly caused to it. The court suggested the parties to transfer to mediation proceedings which failed. At this time, testimonies hearings are taking place. At this stage, the Company cannot assess whether the court will receive Elista's or the tenant's arguments.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	FAIR VALUE MEASUREMENTS

a.	Recurring fair value measurements:

As of December 31, 2015 and 2014, the Company had an interest rate swap agreements for loan amounts of $ 21,632 and $ 74,019, respectively that are measured at fair value on a recurring basis. As of December 31, 2015 and 2014, the fair value of the interest rate swaps consisted of a liability of $ 264 and $ 539, respectively. The balance as of December 31, 2015 is included in long term liabilities in the Company consolidated balance sheet. The net unrealized income on the Company interest rate swaps was $ 264 for the year ended December 31, 2015 and is included in accumulated other comprehensive loss in the Company consolidated statements of operation. The fair value of the interest rate swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using interest rate pricing models and observable inputs. The balance as of December 31, 2014 is included in short term liabilities in the Company consolidated balance sheet. The net unrealized income on the Company interest rate swaps was $ 508 for the year ended December 31, 2014 and is included in financial expenses, net in the Company consolidated statements of operation. The fair value of the interest rate swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using interest rate pricing models and observable inputs.

b.	Valuation methods:

In accordance with ASC 820, the Company measures its interest rate swap derivative instruments at fair value using the market approach valuation technique. The fair value of interest rate swap derivative instruments is classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices.

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate tax rate was 26.5% in 2015 and 2014 and 25% in 2013. A company in Israel is taxable on its real (non-inflationary) capital gains at the corporate tax rate of 26.5% in the year of sale.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to the following tax rates:

	Year ended December 31,
	2015	2014	2013

Luxemburg	29%	29%	29%
Switzerland	24%	24%	24%
United States	34%	34%	34%
Germany	16%	-	-

b.	Tax assessments:

The Company has final tax assessments through the tax year 2011.

c.	Deferred tax assets and liabilities:

Deferred tax assets and liabilities mainly derive from the acquisitions of commercial buildings in Switzerland. The deferred taxes are computed at the average tax rate of 24%, based on the corporate income tax in Switzerland, which is the tax rate that will be in effect when the differences are expected to reverse.

	December 31,
	2015	2014
Deferred tax assets:
NOLs	$28,417	$29,809
Lease provision	1,539	1,567
Swap instrument	-	129
Mortgage loan	210	216
Reserves and allowances	-	92

Deferred tax assets	30,166	31,813

Dferred tax liabilities:
Land	(5,327)	(5,336)
Building	(10,504)	(10,667)
Other assets, net	(96)	(146)
Reserves and allowances	(163)	-

Deferred tax liabilities	(16,090)	(16,149)

Valuation allowance	(28,254)	(29,901)

Deferred tax liabilities, net	$(14,178)	$(14,237)

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Net operating losses carry-forward:

Through December 31, 2015, Optibase Ltd. had net operating losses carry-forward for tax purposes in Israel of approximately $ 61 million which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2015, Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 32 million that can be carried forward and offset against taxable income for 20 years, no later than 2033. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S deferred tax assets.

e.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2015	2014	2013

Income before taxes as reported	$2,811	$7,133	$5,314

Theoretical tax benefit computed at the statutory rate (26.5% and 25% for the years 2015, 2014 and 2013, respectively)	$745	$1,890	$1,329
Differences in tax rates on income deriving from foreign subsidiaries	5	14	(170)
Tax adjustments in respect of currency translation	42	121	(203)
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	463	-	223
Realization of carry forward losses	-	(769)	-
Taxes for previous years	45	-	-
Other non-deductible expenses	309	246	339

Income tax expense	$1,609	$1,502	$1,518

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2015	2014	2013

Domestic	$1,218	$(1,000)	$328
Foreign	1,593	8,133	4,986

	$2,811	$7,133	$5,314

g.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2015	2014	2013

Current	$1,648	$1,489	$1,397
Deferred	(39)	13	121

	$1,609	$1,502	$1,518

Domestic	$-	$-	$-
Foreign	1,609	1,502	1,518

	$1,609	$1,502	$1,518

h.
As of December 31, 2015 and 2014 the Company has no liability for unrecognized income tax benefits, and there was no change in its liability for unrecognized income tax benefits during all years presented.

NOTE 14:-	SHAREHOLDERS' EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999 and on the Tel Aviv Stock Exchange Ltd. Since April 2015.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company and the right to receive dividends, if declared.

2.
On December 31, 2013 following the approval of the Company board of directors and the approval of the Company shareholders, the Company issued a net sum of 1,300,580 ordinary shares in consideration for the purchase of twelve luxury condominium units in Miami Beach, Florida from a private companies indirectly controlled by Capri, The Company's controlling shareholder. See Note 1b(2).

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Stock options:

In 1999, the Company adopted an Israeli Option Plan ("1999 Israeli option plan"), and a U.S. Option Plan ("1999 U.S. option plan") (collectively, the "1999 plans"). Under the terms of the above option plans, options may be granted to employees, officers, directors and consultants. The options generally become exercisable monthly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than seven years from the date of the grant.

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

The total number of options available for future grants as of December 31, 2015 was 482,722.

A summary of the Company's stock option activity, and related information, is as follows:

	Year ended December 31, 2015
	Amount	Weighted average exercise price	Weighted average remaining contractual term (years)

Outstanding at the beginning of the year	112,000	$8.65	3.01
Granted	-
Forfeited	-

Outstanding at the end of the year	112,000	$8.65	2.01

Exercisable options at the end of the year	112,000	$8.65	2.01

Options vested and expected to vest at end of year	112,000	$8.65	2.01

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock value as of December 31, 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount may change based on the fair market value of the Company's stock. As of December 31, 2015 and 2014, the total intrinsic value of outstanding options was $ 0.

As of December 31, 2015, the compensation cost related to options granted under the Company's stock option plans were fully recognized.

c.	Non-vested shares:

In May 2006, the Board of Directors approved the adoption of the 2006 Israeli Incentive Compensation Plan (the "2006 Plan"). The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks.

The Company currently uses the 2006 Plan for the grant of restricted shares only. The restricted shares are granted at no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. In November 2013 and in August 2014, the Company's board of directors approved the increase of 50,000 shares and 150,000 shares under the 2006 Plan.

As of December 31, 2015 the pool consists of 260,000 Shares, where an aggregate sum of 183,690 ordinary shares has been reserved for issuance under the 2006 Plan, respectively.

A summary of the status of the entity's non-vested shares as of December 31, 2015, and changes during the year ended December 31, 2015, is presented below:

Non-vested shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2015	10,000	$5.76

Granted	8,000	$7.32
Exercised	(6,000)	$5.76

Non-vested at December 31, 2015	12,000	$6.8

As of December 31, 2015, there was $ 15 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a period of up to two years.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

d.	The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2015, 2014 and 2013, was comprised as follows:

	Year ended December 31,
	2015	2014	2013

General and administrative	$98	$97	$118

NOTE 15:-	SELECTED STATEMENT OF OPERATIONS DATA

Financial income (expenses):

	Year ended December 31,
	2015	2014	2013

Financial income:
Interest	$18	$3	$7
Remeasurement of derivatives	578	1,025	1,223
Foreign currency translation adjustments	255	-	-

	851	1,028	1,230
Financial expenses:
Interest	(2,658)	(2,109)	(2,486)
Foreign currency translation adjustments	-	(70)	(87)

	(2,658)	(2,179)	(2,573)

	$(1,807)	$(1,151)	$(1,343)

NOTE 16:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company activity). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2015, 2014 and 2013 and real estate property as of December, 31, 2015, 2014 and 2013:

	2015		2014		2013
		Real estate		Real estate		Real estate
	Total revenues	property, net	Total revenues	property, net	Total revenues	property, net

Switzerland	$12,503	$165,371	$12,830	$166,921	$12,973	$187,990
Germany	1,914	30,820	-	-	-	-
United States	856	18,649	1,108	18,283	738	21,771

	$15,273	$214,840	$13,938	$185,204	$13,711	$209,761

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Controlling shareholders:

To the Company's knowledge there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company. To the best of The Company's knowledge, the Company's controlling shareholder, the Capri Family Foundation, holds approximately 74% of the Company's ordinary shares.

b.	Related party transactions:

1.
On July 2013, following the Company audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of guarantees, (the "Guarantees"), from the Company's controlling shareholder or any affiliate thereof, or collectively, (the "Controlling Shareholder"), to financing institutions in connection with the Company subsidiaries' or affiliated companies' real estate and real estate related activities. The purpose of the receipt of the Guarantees is to increase the Company financial resources in order to expand the Company Real Estate Activities. The Guarantees will be provided by the Controlling Shareholder to financing institutions in for a credit or loan to be provided in the event the Company is unable to provide sufficient equity in connection with the Real Estate Activities. The Guarantees will be provided for credit or loan amounts that will not exceed $ 20,000 per year, effective as of July 18, 2013, and up to $ 60,000 for a three-year period. The Guarantees will be in effect for the entire duration of the credit agreement or loan facility. The Company will not bear any costs or expenses in connection with the provision of the Guarantees and will not indemnify the Controlling Shareholder in case such Guarantees are exercised. On May 26, 2015 the Company utilized the guaranty given by its controlling shareholder and drew a total of Euro 5,000 that was used to partially finance the closing of the Retail Portfolio in Germany transaction. The funds were drawn in a form of a monthly credit facility bearing a yearly rate of approximately 76 basis points (0.76%). On July 24, 2015 the Company covered the monthly credit facility in full.

2.
On December 19, 2013, and following the approval of the Company's audit committee, compensation committee, board of directors, and the Company's shareholders the Company approved the compensation terms of Mr. Shlomo (Tom) Wyler, for his service as Chief Executive Officer of the Company's subsidiary Optibase Inc. The yearly gross base salary will be $ 170 as well as reimbursement of health insurance expenses of up to $ 24 per year, and including reimbursement of reasonable work-related expenses incurred up to $ 50 per year.

OPTIBASE LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS (Cont.)

3.
On December 19, 2013, and following the approval Of the Company's audit committee, board of directors, and the Company's shareholders approved the a service agreement between the Company and Mr. Reuwen Schwarz, currently serves also as a member of the Company’s board of directors, who is a relative of the beneficiaries of Capri, the Company's controlling shareholder, for the provision of real estate related consulting services in consideration for a monthly fee of ˆ 4 plus applicable value added tax (if applicable) and reimbursement for expenses incurred up to ˆ 12 per year.

4.
On December 31, 2013 following the approval of the Company's audit committee, board of directors and the Company's shareholders, the Company, through its subsidiary Optibase Inc., completed the purchase of twelve (12) residential units in Flamingo South Beach One Condominium and the Continuum on South Beach Condominium, both located in Miami Beach, Florida from a private companies indirectly controlled by the Company's controlling shareholder (the "seller") for an aggregate net consideration of $ 7,153 following the set off of rental income of one unit for a period of three years to the seller, representing the fair value of 1.31 million new ordinary shares of the Company issued to the seller.

5.
On October 22, 2014, following the approval by the Company audit committee and board of directors the Company shareholders approved the entrance into a registration rights agreement with Mr. Shlomo (Tom) Wyler and Capri, for the filing of a registration statement in order to register for resale all of the Company's Ordinary shares of held by them. As of December 31, 2015 registration has not been implemented yet.

6.
On September 17, 2014, following the approval of the Company audit committee and board of directors, the company entered into a transaction to sell the eleven (11) Flamingo Units, to an unrelated third party, in consideration for an aggregate price of approximately $ 6.4 million. The transaction was conditioned on the purchaser's execution of a purchase and sale agreement to acquire an additional nineteen (19) condominium units located in the Flamingo Condominium from a company affiliated with the Company's controlling shareholder. Therefore, in the interest of caution, the Company treated the transaction as a transaction between a public company and another party, in which the company's controlling shareholder has personal interest.

NOTE 18:-	SUBSEQUENT EVENTS

On January 4, 2016, as part of the motion to approve the filing of a derivative claim the applicants submitted an application for discovery of documents. On January 25, 2016, The Company has submitted a motion to dismiss the discovery's application. On March 29, 2016 the Applicants submitted an application to attach an expert opinion. A Pre-trial hearing is scheduled for July 7, 2016. See Note 11d(3).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2016	OPTIBASE LTD.

	By:	/s/ [Amir Philips]
Name: Amir Philips
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum of Association of Optibase Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 6-K dated February 15, 2002).
1.2	Amended and Restated Articles of Association of Optibase Ltd. (incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F dated April 30, 2014).
4.1
Form of Letter of Indemnification between Optibase, Inc. and its directors and officers (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.2	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.3	102 Plan (incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.4	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c).9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.5	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File no. 333-137644)).
4.6
Agreement between Optibase RE 1 SARL and Basler Kantonalbank dated October 28, 2009 (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009)

4.7
Framework Agreement between Eldista GmbH and CREDIT SUISSE AG dated October 6, 2011 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.8
Security Agreement between Eldista GmbH and CREDIT SUISSE AG dated October 6, 2011 (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.9
Framework Agreement between OPCTN S.A. and CREDIT SUISSE AG dated October 6, 2011 (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.10
Deed of Pledge Agreement between OPCTN S.A. and CREDIT SUISSE AG dated October 6, 2011 (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011)

4.11
Purchase and Transfer Agreement between Optibase Bavaria GmbH & Co. KG, Lincoln Dreizehnte Deutche Grundstucksgellschaft mbH and Lincoln Land Passau GmbH, dated December 18, 2014 (unofficial English translation) (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014).

4.12
Purchase and Sale Agreement between Optibase FMC, LLC and Flamingo South Acquisitions, LLC, dated September 16, 2014 (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014).

4.13 *	Shareholders Agreement between The Phoenix Pension and Provident Fund Ltd., The Phoenix Insurance Company Ltd., and Optibase Ltd. Dated February 28, 2011.
4.14 *	Loan Agreement between Optibase Bavaria GmbH & Co KG, and Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft, dated May 4, 2015 (unofficial English translation).
4.15 *
First Amendment to the Loan Agreement between Optibase Bavaria GmbH & Co KG, and  Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft (dated May 4, 2015), dated November 10, 2015 (unofficial English translation).

4.16 *	Contribution Agreement between Optibase Chicago 300 LLC, 300 River Holdings LLC, 300 River Plaza One LLC and WKEM Riverside Member LLC, dated December 28, 2015.
4.17 *	Amended and Restated Limited Liability Company Agreement of 300 River Holdings LLC between Optibase Chicago, LLC and 300 River Plaza One LLC, dated December 28, 2015.
4.18 *	Loan Agreement between Optibase Real Estate Miami, LLC and City National Bank of Florida, dated July 1, 2015.
4.19 *	Deed of Trust for Series A Bonds between Optibase Ltd. and Hermetic Trust (1975) Ltd., dated August 2, 2015 (unofficial English translation).
4.20	Optibase Ltd. Compensation Policy for Executive Officers and Directors (incorporated by reference to Annex D to the Registrant's Report on Form 6-K dated November 13, 2013).
4.21
Service Agreement Between Optibase Ltd. and Mr. Reuwen Schwarz, dated November 1, 2013 (incorporated by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014).

4.22
Registration Rights Agreement between Optibase Ltd., The Capri Family Foundation and Mr. Shlomo (Tom) Wyler, dated September 4, 2014 (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014).

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
101*
The following financial information from Optibase Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2015 and 2014; (ii) Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2014 and 2013; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (vi) Notes to Consolidated Financial Statements.

* Filed herewith