Form 20-F
period 2016-12-31
OPTIBASE LTD
filed 2017-03-30
CIK 1077618

As filed with the Securities and Exchange Commission on March 30, 2017

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-29992

OPTIBASE LTD.
 (Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant's name into English)	Israel (Jurisdiction of incorporation or organization)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Mr. Amir Philips, Chief Executive Officer
Telephone Number: +972-73-7073700, Fax Number: +972-73-7946331, Email: amirp@optibase-holdings.com
8 Hamenofim Street
Herzliya 4672559, Israel
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 5,214,256 Ordinary Shares, par value NIS 0.65 per share, including 29,895 Ordinary Shares held by the Registrant and 4,000 Ordinary Shares held by a trustee for the benefit of the Registrant's employees and directors under the Registrant's incentive plan which have not vested on December 31, 2016, or within 60 days thereafter, both awarding their holders no voting or equity rights.

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

In this annual report, references to "$" or "dollars" or "U.S. dollars" or "USD" are to the legal currency of the United States, references to "CHF" are to Swiss Francs, references to "€" or "Euro" or "EUR" are to the legal currency of the European Union and references to "NIS" are to New Israeli Shekels, the legal currency of Israel. The Company's financial statements are presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except as otherwise specified, financial information is presented in U.S. dollars. References to a particular "fiscal" year are to the Company's fiscal year ended December 31 of such year.

FORWARD‑LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED "RISK FACTORS", "INFORMATION ON THE COMPANY" AND "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S BELIEFS, ASSUMPTIONS AND EXPECTATIONS OF OUR FUTURE OPERATIONS AND ECONOMIC PERFORMANCE, TAKING INTO ACCOUNT CURRENTLY AVAILABLE INFORMATION. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY'S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME. WE DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS MAY BE REQUIRED UNDER APPLICABLE SECURITIES LAWS AND REGULATIONS.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2014, 2015 and 2016, and consolidated balance sheet data as of December 31, 2015 and 2016 from the audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and audited by our independent registered public accounting firm. We derived the consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012, 2013 and 2014 from audited consolidated financial statements that are not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects" and the financial statements, and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2012	2013	2014	2015	2016
Consolidated Statement of Operations Data:	(U.S. dollars in thousands, except per share data)

Fixed income from real estate	$13,676	$13,711	$13,938	$15,273	$16,338

Costs and expenses:
Cost of real estate operation	1,966	2,199	2,777	2,958	3,159
Real estate depreciation and amortization	2,569	3,369	3,813	3,925	4,244
General and Administrative	2,068	1,870	2,167	1,849	2,615
Other operating costs	-	-	-	2,352	-
Total costs and expenses	6,603	7,438	8,757	11,084	10,018
Gain on sale of operating properties	-	-	2,709	-	-
Operating income	7,073	6,273	7,890	4,189	6,320

Gain on bargain purchase	-	-	-	-	-
Other income (loss)	(100)	384	394	429	1,116
Financial expenses, net	(1,243)	(1,343)	(1,151)	(1,807)	(3,366)
Net income before taxes on income	5,730	5,314	7,133	2,811	4,070
Taxes on income	(1,643)	(1,518)	(1,502)	(1,609)	(1,627)
Equity share in losses of associates, net	(32)	(172)	(186)	(31)	(323)

Net income from continuing operations	4,055	3,624	5,445	1,171	2,120

Net loss from discontinued operations	-	-	-	-	-
Net income	$4,055	$3,624	$5,445	$1,171	$2,120

Net income attributable to non-controlling interest	2,478	2,159	2,106	2,239	1,925
Net income (loss) attributable to Optibase LTD	$1,577	$1,465	$3,339	$(1,068)	$195

Net earnings (loss) per share :
Basic and Diluted net earnings (loss) per share from continuing operations	$0.41	$0.38	$0.65	$(0.21)	$0.04
Basic and diluted net loss per share from discontinued operations	$0.00	$0.00	$0.00	$0.00	$0.00

Basic and diluted net earnings (loss) per share	$0.41	$0.38	$0.65	$(0.21)	$0.04

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands):
Basic	3,818	3,822	5,127	5,133	5,147
Diluted	3,820	3,826	5,131	5,133	5,157

	Year Ended December 31,
	2012	2013	2014	2015	2016
Consolidated Balance Sheet Data:	(U.S. dollars in thousands)

Cash and cash equivalents	$19,142	$18,811	$22,902	$23,806	$16,024
Working capital	11,985	10,112	14,500	10,360	97
Real estate property net	194,826	209,761	185,204	214,840	207,690
Total assets	224,882	238,748	218,004	262,944	250,384
Long term loans and bonds, including current maturities	126,895	127,741	112,481	161,100	149,781
Capital Stock	131,568	138,813	138,886	138,949	139,148
Total shareholders' equity	$66,552	$78,924	$77,075	$75,584	$74,128

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

Since 2012 and during 2013, 2014 and 2016 except for 2015, we have been profitable. During 2015, we operated at a loss mainly due to acquisition-related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria.

As of December 31, 2016, we have accumulated losses of $81 million. Given current market conditions, the demand for our real estate properties and other expenses, we may operate at a loss and may not be able to sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. We cannot assure you that we will be able to increase our revenues and sustain profitability. For further details regarding our cash flow, see Item 5.B "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

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

The deed of trust governing the Series A Bonds, or the Series A Deed of Trust, contains a number of covenants that limit our operating and financial flexibility (such as our minimum equity (excluding minority interest) will not be less than $33 million; our equity (including minority interest) to balance sheet ratio will not be less than 25%; and the net financial debt to CAP ratio will not be greater than 70%). For a description of Series A Deed of Trust, see Item 5.B "Operating and Financial Review and Prospects - Liquidity and Capital Resources". As of December 31, 2016 the outstanding amount under the Series A Bonds was 12.8 million.

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

As we have done in the past, we may in the future continue to pursue acquisitions of businesses, or the establishment of joint ventures, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, could cause diversion of management's time as well as our resources. Future acquisitions could result in:

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

The Capri Family Foundation, or Capri, a foundation organized under the laws of the Republic of Panama, beneficially owns, directly and indirectly through its subsidiaries, approximately 73.4% of our outstanding ordinary shares as of March 22, 2017, or within 60 days thereafter. For further information, see Item 4.A. "History and Development of The Company" and Item 7.A. "Major Shareholders" below. As a result of such holdings in our ordinary shares, Capri can significantly influence the outcome of corporate actions requiring an ordinary majority approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We are currently, and may be in the future, the target of securities class action, derivative claim or other litigation, which could be costly and time consuming to defend.

In the past, following a period of volatility in the market price of a company's securities, securities class action lawsuits, derivative claims and other actions have often been taken against public companies and their directors and officers. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions and derivative claims filed and approved in Israel. In May 2015 we were served with a motion to approve the filing of a derivative claim against the Company's controlling shareholder, directors and CEO and certain former controlling shareholder and directorsin which we are sued for approximately $ 41.9 million. If this motion is approved and the derivative claim is accepted, this may have a material adverse effect on our financial results. Additionally, and due to the nature of derivative claims, regardless of its outcome, and even if the claims are without merit, we may incur substantial costs and our management resources that are diverted to defending such litigation. In March 2017, our subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or the Tenant, regarding the deposit of the monthly rent for March 2017 amounting to approximately CHF 279,400 (app. $276,800 vat inclusive) with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. The Tenant claims that there are serious defects affecting the rented premises, which merit the Tenant with a reimbursement of CHF 2.4 million (app, $2.4 million) (excluding VAT) as well as approximately CHF 69,200 (app, $68,500) as indemnification for consequential damages for the years 2014 and 2015. If the Tenant would file a formal claim, and his motion will be approved, it may has a material adverse effect on our financial results. For further information see Item 8. "Financial Information - Legal Proceedings".

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

The trading price of our ordinary shares has been volatile, and may continue to fluctuate due to factors beyond our control.

The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

•	Availability of funding resources for the acquisition of new real estate assets;

•	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

•	Seizure of a substantial business opportunity by our competitors or us;

•	Changes in interest rates;

•	Changes in foreign exchange rates;

•	The entering into new businesses;

•	Quarterly variations in our results of operations or in our competitors' results of operations; and

•	Changes in earnings estimates or recommendations by securities analysts.

This volatility may continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2016 through March 22, 2017, the closing price of our ordinary shares listed on the NASDAQ Global Market fluctuated reaching a high of $9.35 and decreasing to a low of $6.21. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Our effective tax rate could be materially affected by several factors including, among others, changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates, changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions.

We conduct our business globally and file income tax returns in multiple jurisdictions. We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment, including as a result of a determination that the transfer prices and terms we have applied are not appropriate, such an adjustment could have a negative impact on our financial results.

There is a substantial risk that we are a passive foreign investment company, and holders of our ordinary shares who are United States residents face income tax risks.

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash and real estate properties are considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we may have been a PFIC during the taxable year ended December 31, 2016, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read "Item 10.E. Taxation" under the heading "United States Federal Income Tax Consequences" below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

We manage our available cash through investments in various bank deposits and money market funds with leading banks. We are exposed to the credit risk of such banks.

 During 2016, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

The extenuations given to us as a foreign private issuer impact our publicly available information.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

We are obligated to develop and maintain proper and effective internal controls over financial reporting. These internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. We are required, pursuant to Section 404 of the Sarbanes–Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We are required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the date we are no longer an "emerging growth company" if we continue to take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

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

As of December 31, 2016, our commercial property, CTN complex, in Geneva, Switzerland, accounted for approximately 64% of our portfolio annualized rent. Our revenue would be materially adversely affected if this property was materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if rental payments at this property decrease or if tenants at this property fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy. Additionally, our subsidiary Eldista Gmbh has a dispute with its largest tenant in Switzerland, LEM Switzerland SA or the Tenant. The Tenant claims that there are serious defects affecting the rented premises, which merit the Tenant. To date, the tenant has deposit the monthly rent for March 2017 amounting to approximately CHF 279,400 (app. $276,800 vat inclusive) with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva. For further information regarding the CTN complex and the dispute with LEM Switzerland SA, see Item 8 "Financial Information - Legal Proceedings".

With respect to our commercial properties, we are dependent on the continued tenant demand for our properties. If there is a decrease in tenant demand and an increase in vacancy of our commercial properties, it would adversely affect our financial condition and results of operations.

We own, through our subsidiaries, holdings in several commercial real estate properties, which are currently leased to third parties. In most of our commercial properties we rely on a few tenants which occupy a significant portion of the available rentable area in such properties. For further details regarding the leases of tenants in our properties see Item 4.B. "Business Overview - Properties". If the lease agreements with such tenants are terminated, there is no assurance that we will be able to attract new lessees in favorable terms or at all, which would materially adversely affect our financial condition and results of operations.

Economic recession, pressures that affect consumer confidence, job growth, energy costs and income gains can affect the financial condition of prospective tenants, and a continuing soft economic cycle may impact our ability to find tenants for our properties. Failure to attract tenants, the termination of a tenant's lease, or the bankruptcy or economic decline of a tenant may adversely affect the rent fees for our properties and adversely affect our financial condition and results of operations.

We may have difficulties leasing real-estate properties.

The fixed income real-estate sector relies on the presence of tenants in the real-estate assets. The failure of a tenant to renew its lease, the termination of a tenant's lease, or the bankruptcy or economic decline of a tenant can have a material adverse effect on the economic performance of the real-estate asset. There can be no assurance that if a tenant were to fail to renew its lease, we would be able to replace such tenant in a timely manner or that we could do so without incurring material additional costs. In addition, we are dependent on our ability to enter into new leases on favorable terms with third parties, in order to receive a profitable price for each real-estate property. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing properties. The existence of competitive alternatives could have a material adverse effect on our ability to lease space and on the level of rents we can obtain. The global economic condition, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle, may impact our ability to find tenants for our properties. Failure to attract tenants, the termination of a tenant's lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for our real estate projects and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement tenant.

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

Certain circumstances may affect the fair value of our real estate assets and/or on certain of our shareholding rights in the companies owning such assets, including, among other things, (i) the absence of or modifications to permits or approvals required for the operation of any real estate asset; (ii) lawsuits that are pending, whether or not we are a party thereto. In addition, certain laws and regulations, applicable to our business in certain countries where the legislation process undergoes constant changes, may be subject to frequent and substantially different interpretations; (iii) agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, and which may be accompanied by a demolition order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased, thereby resulting in potential impairment losses not previously recorded in our financial results.

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

In connection with the financing of most of our properties, we have long-term agreements with several banks. The agreements that govern the provision of financing include, among other things, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements. For further details see Item 5.B. "Liquidity and Capital Resources". Those existing agreements allow the lender to demand an immediate repayment of the loans in certain events (events of default), including, among other things, a material adverse change in the Company's business and noncompliance with the financial covenants set forth in those agreements. The occurrences of any event of default may have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for our continued growth.

Rapid and significant changes in interest rates may adversely affect our profitability.

We have financed the purchase of the CTN complex and the Rumlang property with loans bearing floating interest rates and further received during 2015 a loan secured by our condominium units in Miami which bears floating interest rate (as of December 31, 2016 the balance of all such loans was $116.2 million, see also Item "Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources."). As a result we are exposed to changes in the libor interest rate (libor on the US Dollar and libor on the CHF).  An increase in the libor interest rate could materially adversely affect our financial expenses and thereby our profitability.  In light of the low interest rate environment we have also decided at this stage not to perform hedging against our exposure to such changes in interest rates.

An adverse change in the Swiss real estate market will adversely affect our results of operations.

Two of our investments, including our most significant property (the CTN complex in Geneva), are located in Switzerland. During 2013 and throughout 2016, as Swiss interest rates declined, the Swiss real estate prices increased mainly due to the low interest rates and lack of investment alternatives. Along with the historically low interest rates, the overall availability of financing has decreased significantly as LTV (Loan to Value) rates have been reduced by lenders, leading to more pressure on leveraged transactions further decreasing investments yields. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be keeping stable with a slight slowdown, in particular the demand for prime office space and the price for such real estate properties. In addition and partially due to the low available yields in the investment market, there is a significant increase in new developments, based on available equity investments (as opposed to leveraged investments). Such investments will mature and be available in the near future and may have a significant impact on our rental properties as they will significantly increase the availability of rentable area in the vicinity of our rental properties. Any significant adverse change in the real estate market in Switzerland, such as lack of attractive financing, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

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

Since 2015, we own through our wholly-owned subsidiary, a portfolio of supermarkets located mainly in Bavaria, Germany. In recent years the German real estate market was showing signs of growth, and stabilization towards the end of 2016. As the European economy have been stagnant at best over the last few years, the German economy and its real estate sector have shown significant signs of improvement also fueled by a steady decrease in interest rates, an increase in availability of financing and the increasing demand for real estate investments by foreign investors drown to the German market for the reduced availability of other rewarding investment opportunities in the European market. During 2016, the German real estate market has shown signs of maturity and stabilization. Availability of financing and interest rates is stable, as well as the demand for rental properties. Any significant adverse change in the real estate market in Germany, such as an increase of interest rates, a decrease in availability of financing, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

An adverse change in the U.S. real estate market will adversely affect our results of operations.

We own, through our wholly-owned subsidiary, several real estate properties located in Philadelphia, Texas, Chicago and Miami, in the U.S. During 2013, the pressure on properties' pricing have eased somewhat and the U.S. real estate market was showing signs of stabilization and an increase towards the end of the year. During 2014 and throughout 2015 the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Throughout 2016, we have witnessed certain changes in the U.S real estate market. While the commercial segment has kept stable along with a steady demand for commercial and office space rental, the high-end residential market has experienced a significant decrease in the demand for investment properties along with an increase in the availability of such assets, which in turn, puts pressure on properties prices. Any significant adverse change in the real estate market in the United States, such as a significant increase of interest rates, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

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

Furthermore, we were undergoing an audit by the OCS for royalties paid before the sale of our Video Solutions Business. A payment to the OCS will adversely affect our cash flow, although from financial prospective, at this time, we believe that we have sufficient provisions to cover the final outcome of such review processes. For further details see Item 4.B "Business Overview - Remaining items of the Video Solution Business".

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company's articles of association, increases in a company's authorized share capital, mergers, and transactions requiring shareholders' approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote, or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Because a significant amount of our revenues is generated in Swiss Francs and in Euro but a portion of our expenses is incurred in New Israeli Shekels and in US dollars, our results of operations may be harmed by currency fluctuations.

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

The deflation rate in Israel was approximately (0.2)% in 2014, approximately (1)% in 2015 and inflation rate of 0.9% in 2016. The changes of the NIS against the dollar was a devaluation of approximately (12)% in 2014, approximately (0.3)% in 2015 and appreciation of 1.5% in 2016. The change of the CHF against the dollar was a devaluation of approximately (10)% in 2014, approximately (0.2)% in 2015 and (2.8)% in 2016. The change of the Euro against the dollar was a devaluation of approximately (10)% in 2014, approximately (10)% in 2015 and (3.6)% in 2016.

Our shares are listed for trade on more than one stock exchange, which may result in price variations.

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

We are incorporated under the laws of the State of Israel, our principle offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. It is also widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business conditions, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

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

The Companies Law further provides that a purchase of shares or voting rights of a public company or a class of shares of a public company, which will result in the purchaser's holding 90% or more of the company's shares or class of shares, is prohibited unless the purchaser conducts a full tender offer for all of the company's shares or class of shares. The purchaser will be allowed to purchase all of the company's shares or class of shares (including those shares held by shareholders who did not respond to the offer), if either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class. The shareholders, including those who indicated their acceptance of the tender offer (except if otherwise detailed in the tender offer document), may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

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

We listed our ordinary shares for trade on the Tel Aviv Stock Exchange Ltd., or the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of our ordinary shares from trade on the TASE was effective on September 28, 2008. The last day for trading of our ordinary shares on the TASE was September 24, 2008. In April 2015, we listed again our ordinary shares for trade on the TASE. According to the Israeli legislation, Israeli companies whose shares are traded on certain stock exchanges outside of Israel are allowed to have shares listed on the TASE, while reporting, in substance, in accordance with the provision of the relevant foreign securities law applicable to the Company. In August 2015, we completed an offering of NIS 60 million non-convertible bonds to the public in Israel and such bonds have been traded on the TASE. For further information, see "Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources."

Commencing in February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Shlomo (Tom) Wyler and Arthur Mayer-Sommer began to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. In addition, during 2008 and 2011, we issued an aggregate number of 1,063,381 ordinary shares in a private placement to Mr. Wyler, who was considered, until September 12, 2012, our controlling shareholder, and as of the date of this annual report, serves as the Chief Executive Officer of our subsidiary, Optibase Inc. Since 2012, Capri, our current controlling shareholder, and Gesafi Real Estate S.A., a Panama Corporation, or Gesafi, acquired 1,797,290 of our ordinary shares from Mr. Wyler. In addition, during November 2013, Gesafi transferred all of our ordinary shares held by it to Capri and on December 31, 2013, we issued a net sum of 1,300,580 of our ordinary shares to Capri, in consideration for twelve luxury condominium units purchased by us. During January-February 2015, Capri acquired additional 71,229 of our ordinary shares in two different transactions with an unrelated third party and on the Nasdaq Global Market.  For additional information see Item 7.A. "Major Shareholders".

From our formation until 2010 we were engaged in the Video Solution Business. On May 11, 2009, our board of directors resolved to expand and diverse our operations and enter into the fixed-income real estate sector. At a special shareholders meeting held on June 25, 2009, our shareholders approved the diversification of our operations by entering into the fixed income real-estate sector. Such approval was sought solely for cautionary purposes and without any obligation to do so. As of the date hereof, we have entered into certain agreements for the purchase of real estate assets. For further information, see Item 4.B "Business Overview" and Item 10.C "Material Contracts".

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

Our principal executive offices are located at 8 Hamenofim Street, Herzliya 4672559, Israel, and our telephone number at that location is +972-73-7073700. Our website is located at www.optibase-holdings.com. We use a local agent in California for administrative purposes and domestic filings, which is Formation Solutions Inc. 400 Continental Boulevard, 6th Floor El Segundo, CA 90245.

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

Commencing in the fourth quarter of 2008 and as a result of the global economic and financial market crisis, there has been a slowdown in the real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. During the last few years and until 2016, the situation has changed in certain of the real estate markets we are active in (i.e., Central and Western Europe and North America) as interest rates decreased and financial institutions are more inclined to grant financing for qualified assets. This has led to increased demand for real estate properties and an increased volume of transactions in most asset classes. During 2016, the real estate market have yet experienced additional changes as financial institutions have again decreased the availability of financing resulting in more equity being invested in transactions.

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

Properties

The following table provides details regarding real-estate assets properties wholly owned or controlled by us or by our subsidiaries, as of the date of this annual report:

Property	Location	Acquisition Date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	34,720	10,004	92%	313
Edeka supermarkets	Bavaria, Germany	June 2, 2015 and July 8, 2015	100%	Ownership	Commercial	37,000	3,120	99%	85
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	1,608	92%	140
Miami, Florida	Miami, Florida	2010-2013	100%	Ownership	Residential - Condominium Units	4,260	849	68%	293
Portfolio Total/ Weighted Average	-	-	-	-	-	88,480	15,581	94%	188

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management's estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants' proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2016 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2016, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

Non-GAAP Net Operating Income ("NOI")

Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation and amortization and general and administrative expenses and other operating costs less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

 A reconciliation of GAAP operating income to Non-GAAP NOI is as follows:

	Year Ended December 31
	Thousands US$
	2014	2015	2016

GAAP Operating income	7,890	4,189	6,320

Adjustments:

Real estate depreciation and amortization	3,813	3,925	4,244
General and administrative	2,167	1,849	2,615
Other operating costs (*)	-	2,352	-
Gain on sale of operating properties (**)	(2,709)	-	-

Non-GAAP Total Net Operating Income (NOI)	11,161	12,315	13,179

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

Non-GAAP Funds From Operation ("FFO") and Non-GAAP Recurring FFO ("Recurring FFO")

Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as recurring FFO, to account for items we do not believe are representative of ongoing operating results, including transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it's a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

A reconciliation of GAAP net income to Non-GAAP FFO and Recurring FFO is as follows:

	Year Ended December 31
	Thousands US$
	2014	2015	2016

GAAP Net income (loss) attributable to Optibase Ltd.	3,339	(1,068)	195
Adjustments:
Real estate depreciation and amortization	3,813	3,925	4,244
Pro rata share of real estate depreciation and amortization from unconsolidated associates	541	541	1,282
Non controlling interests share in the above adjustments	(1,264)	(1,170)	(1,142)
Non-GAAP Fund From Operation (FFO)	6,429	2,228	4,579

Other operating costs (*)	-	2,352	-
Gain on sale of operating properties (**)	(2,709)	-	-

Non- GAAP Recurring Fund From Operation (Recurring FFO)	3,720	4,580	4,579

(*) Acquisition-related costs related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany.
(**) Sell of residential condominium units located in Florida.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric's FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

The following table provides details regarding our non-controlled real-estate assets or projects in which we indirectly own a minority stake, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Feet Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Feet ($)(4)
2 Penn Center Plaza	Philadelphia, Pennsylvania	October 12, 2012	19.66%	Beneficial interest in the owner of the property	Commercial	514,300	11,628	90%	25
Texas Shopping Centers Portfolio	Houston, Dallas, San Antonio, Texas	December 31, 2012	4%	Beneficial interest in the portfolio	Commercial	2,124,470	28,608	94%	14
South Riverside Plaza Office Tower	300 South Riverside Plaza, Chicago	December 29, 2015	30%	Beneficial interest in the owner of the property	Commercial	1,056,940	10,334	68%	14
Portfolio Total/ Weighted Average	-	-	-	-	-	3,695,710	50,570	86%	16

(1) Net rentable square feet at a building represents the current square meter at that building under lease as specified in the lease agreements plus management's estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants' proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2016 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2016, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

Set forth below is additional information with respect to our projects:

Geneva, Switzerland

On March 3, 2011, we acquired, through our newly owned subsidiary, an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles, or CTN complex. The acquisition was undertaken by OPCTN S.A., or OPCTN, a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd. and The Phoenix Comprehensive Pension, or, collectively, The Phoenix. OPCTN executed the transaction by acquiring all of the shares of the property owner, Eldista. The seller, Apollo CTN. S.a.r.l, is an entity majority owned by area property partners.

The transaction was based on a property value of CHF 126.5 million, including existing non-recourse mortgage financing in the principal amount of CHF 85.3 million provided by Credit Suisse (approximately $136.5 million and $92.4 million respectively, as of the purchase date). The purchase price for the transaction was approximately CHF 37.7 million (app. $40.6 million, as of the purchase date).

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meters of leasable space (approximately 377,000 square feet), is currently leased to 54 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 92% occupied.

The following table sets forth certain information regarding leases of tenants in the CTN Complex, as of December 31, 2016:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2017	12	926	2.7	284	2.9
2018	12	9,211	26.5	2,865	28.8
2019	5	811	2.3	315	3.2
2020	8	10,425	30	3,437	34.5
2021	8	3,426	9.9	1,043	10.5
Thereafter	9	7,136	20.6	2,017	20.1
Sub-total	54	31,935	92	9,961	100
Vacant	-	2,785	8	-	-
Total	54	34,720	100	9,961	100

* The leases with the tenants described in the above table include either fixed end date, or notice periods ranging from one to twelve months.

On March 1, 2017, our subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or the Tenant, regarding the deposit of the monthly rent for March 2017 amounting to approximately CHF 279,400 (app. $276,800 vat inclusive)  with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. The Tenant claims that there are serious defects affecting the rented premises, which merit the Tenant with a reimbursement of approximately CHF 2.4 (app, $2.4 million) (excluding VAT) as well as approximately CHF 69,200 (app, $68,500) as indemnification for consequential damages for the years 2014 and 2015. The Tenant also reserves its claims regarding damages suffered before year 2014. The Tenant may continue to deposit the monthly rent until the end of the proceedings. According to the Swiss Code of Obligations, the Tenant has to file a formal claim with the Commission, within 30 days from the date of the deposit (i.e. March 1, 2017).

In connection with the transaction, Optibase and The Phoenix entered into an agreement regarding their shareholdings in OPCTN. The agreement provides that Optibase will make day-to-day decisions and provide The Phoenix with customary protective rights. For further information see Item 10.C "Material Contracts".

For a summary of the principal terms of the financing agreement entered by us for the purchase of the CTN complex, see Item 5.B "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Rümlang, Switzerland

On October 29, 2009, our wholly-owned subsidiary, Optibase RE 1 s.a.r.l., acquired a commercial building located at Riedmattstrasse 9, Rümlang from the Swiss property company Zublin Immobilien AG. Rümlang is situated 15 km from Zurich and as many commercial buildings due to its strategic location in proximity to Zurich international airport. The purchase price for the transaction was approximately CHF 23.5 million of which CHF 18.8 million (app. $22.8 million and $18.1 million respectively, as of the purchase date) was financed by a local Swiss bank pursuant to a mortgage agreement.

The five-story building includes 12,500 square meters (approximately 135,000 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 14 tenants, and is currently 91.6% occupied.

The following table sets forth certain information regarding leases of tenants in the Rümlang property, as of December 31, 2016:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2017	6	5,062	40.5	733	45.6
2018	3	1,379	11	176	10.9
2019	2	1,208	9.7	196	12.2
2020	2	431	3.4	96	6
2021	1	3,369	27	407	25.3
Sub-total	14	11,449	91.6	1,608	100
Vacant	-	1,051	8.4	-	-
Total	14	12,500	100	1,608	100

* The leases with the tenants described in the above table include either fixed end date, or notice periods ranging from three to six months.

For details regarding an option agreement granted to Swiss Pro for the purchase of twenty percent (20%) of the shares of Optibase RE 1 s.a.r.l, the owner of the property, see Item 10.C "Material Contracts". For details on a demand received from Swiss Pro to receive certain data in connection with the option agreement, see Item 8. "Financial Information - Legal Proceedings".

For a summary of the principal terms of the financing agreement entered by us for the purchase of the Rumlang property, see Item 5.B "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Two Penn Center Plaza in Philadelphia, PA

On October 12, 2012, our wholly-owned subsidiary, Optibase 2 Penn, LLC, acquired an approximately twenty percent (20%) beneficial interest in the owner of a Class A twenty story commercial office building in Philadelphia known as Two Penn Center Plaza.

The transaction was based on a valuation of Two Penn Center Plaza of approximately $66 million, including existing non-recourse mortgage financing in the principal amount of approximately $51.7 million provided by UBS Real Estate Securities, or UBS. The UBS mortgage loan has a fixed interest rate of 5.61%, maturing in May 2021, and requiring monthly payments of principal and interest of approximately $300,000. We made a capital contribution of approximately $4 million to acquire a 19.66% indirect beneficial interest in the owner of the property. For further information, see Item 7.B. "Related Party Transactions".

Optibase 2 Penn, LLC is a limited partner in a larger joint venture that acquired 88% of the beneficial interests in the owner of the Two Penn Center Plaza. Two Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park. The building is currently leased to 148 tenants, primarily for general office and retail related usage. As of December 31, 2016, the Two Penn Center Plaza was 88% occupied and the annual rental income for the year 2016 totaled to approximately $11.4 million.

Texas Shopping Centers Portfolio

On December 31, 2012, our wholly-owned subsidiary, OPTX Equity LLC, acquired an approximately 4% beneficial interest in a portfolio of Texas shopping centers. OPTX Equity LLC undertook this investment as an approximately 16.5% limited partner in Global Texas, LP a Florida limited partnership that is controlled by Global Fund Investments. Global Texas, LP is a limited partner in Global Texas Portfolio, LP a joint venture that acquired 49% of the beneficial interests in a shopping center portfolio. The partnership agreement of Global Texas, LP provides for contributions of capital and distributions of proceeds pro rata among the partners according to their respective partnership interests. OPTX Equity LLC has the right to participate in certain major decisions of Global Texas, LP that require the approval of 51% of the Global Texas, LP partnership interests.

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

The transaction was based on a portfolio valuation of approximately $342 million including existing nonrecourse mortgage financing in the principal amount of approximately $252 million. The primary mortgage loan had a fixed interest rate of 5.73% and was refinanced in December 2015 with a mortgage for a $247.5 million with a fixed interest rate of 4.1% matures in January 2026.

At the closing of the transaction, which occurred on December 31, 2012, we made an aggregate capital contribution of approximately $4 million to OPTX Equity LLC and OPTX Lender LLC in order to fund our share in the transaction.

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The leasable area is currently 94% occupied. For the year ended on December 31, 2016, Texas shopping centers portfolio annual rental income totaled to approximately $28.6 million.

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

To date, 17 of the 21 units are rented out and the remaining unit is being offered for rental or sale. We intend to hold the units for investment purposes and will consider to continue renting or selling the units in accordance with our business considerations and market conditions.

21 units are pledged in connection with a financing agreement entered into by us, see Item 5.B "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Penthouses Units in Miami, Florida

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

To date, two penthouses are still undergoing renovations and remodeling, while the third unit's renovation has been recently completed. We intend to hold the remaining two units for investment purposes and will consider renting or selling the units in accordance with our business considerations and market conditions.

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

The eleven units at the Flamingo-South Beach One Condominium, or Flamingo Condominium, are located on various floors of the South Building of the Flamingo Condominium, and ranging in size from 924 to 2,347 square feet. The Flamingo Condominium is a 15-story tower with 513 luxury residential units ranging in size from approximately 450 to approximately 2,347 square feet. On October 20, 2014, we sold the eleven units located in the Flamingo Condominium, in consideration for an aggregated gross price of $6.4 million, and we recorded a capital gain of approximately $2.7 million resulting from such transaction. For further details on the transaction to sell such eleven units, see Item 7.B. "Related Party Transactions" and Item 10.C. "Material Contracts".

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

On December 29, 2016, our shareholders approved, following the approval by our audit committee and board of directors, a new lease agreement to be entered into with an affiliate of Capri, or the Tenant. The new lease will be in effect for a one-year term commencing on January 2, 2017, which will be automatically extended by a one-year term and up to a total of three years. For further details, see Item 7.B. "Related Party Transaction"

Four units are pledged in connection with a financing agreement entered into by us, see Item 5.B "Operating and Financial Review and Prospects - Liquidity and Capital Resources" .For further information, see Item 7.B. "Related Party Transactions".

German Commercial Properties Portfolio

On December 18, 2014, our wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, or Optibase Bavaria, entered into a purchase agreement with Lincoln Dreizehnte Deutche Grundstucksgellschaft mbH and Lincoln Land Passau GmbH, unrelated third parties, or the Sellers, to acquire a retail portfolio of 26 separate commercial properties in Bavaria, Germany, and one commercial property in Saxony, Germany, or the German Portfolio. On June 2, 2015 the closing of the transaction occurred and at the first stage we acquired 25 supermarkets in Bavaria. In consideration for the 25 supermarkets, we paid a net purchase price of €24 million. On July 8, 2015 we acquired the two remaining supermarkets for an additional purchase price of €4.75 million.

The German Portfolio represents a homogenous retail portfolio in established retail locations. It has approximately 37,000 square meters of total rental space and currently generates annual net rental income of approximately EUR 3 million (app. $3.1 million). The leasable area is currently 99% occupied, and the properties have an average remaining lease term of approximately five years.

The tenants currently operate on the properties includes 26 supermarkets, and one commercial building with partly office use. The largest tenant in the German Portfolio is EDEKA Handelsgesellschaft Südbayern mbH, or Edeka, one of the largest supermarket chain in the German market, which currently leases 22 of the rental properties in the German Portfolio. In addition to the supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of Edeka.

The following table sets forth certain information regarding leases of tenants in the portfolio, as of December 31, 2016:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2017	6	6,963	19	599	19
2018	1	1,270	3	139	4
2019	1	1,701	5	176	6
2020	6	9,817	26	791	25
2021	-	-	-	-	-
Thenafter	13	16,901	46	1,415	46
Sub-total	27	36,652	99	3,120	100
Vacant	-	348	1	-	-
Total	27	37,000	100	3,120	100

For a summary of the principal terms of the financing agreement entered by us for the purchase of the portfolio, see Item 5.B "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

South Riverside Plaza Office Tower, Chicago

On December 29, 2015, our wholly-owned subsidiary, Optibase Chicago 300 LLC, completed an investment in 300 River Holdings, LLC, or the Joint Venture Company, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago under a 99 year ground lease expiring in 2114. We invested $12.9 million in exchange for a thirty percent (30%) interest in the Joint Venture Company.

On June 17, 2016, and in accordance with our initial investment agreement in 300 South Riverside Plaza, Chicago, we have invested an additional amount of $3 million which accrues interest of 12% per annum. The property is located in Chicago's premier West Loop submarket, along the Chicago River. The building, situated on the riverfront, offering 360 degree views at every level of the building. The building is currently approximately 68% occupied, including major tenants Zurich American Insurance, DeVry, Inc., National Futures Association, Federal Deposit Insurance Corporation and Newark Corporation.

JPMorgan Chase who had anchors the building occupying approximately 486,000 square feet, or 46% of the rentable area and has exercised its option to terminate its entire office space at no penalty on September 2016. As a result, we are currently seeking and negotiating alternative tenants to fulfil the vacant space. To date, we have secured new leases with a variety of new tenants for approximately 200,000 square feet.

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in Switzerland are Lem SA and Novimune SA, located in the CTN complex. As of December 31, 2016, these tenants occupied approximately 13,000 square meters and accounted for approximately $4.3 million of rent income, or approximately 28% of our gross leasable area in Switzerland and approximately 37%, of our annual rent in Switzerland. For further details regarding a dispute to which our subsidiary Eldista Gmbh is a party, see Item 8.A. "Consolidated Statements and Other Financial Information".

Our largest tenant in Germany is Edeka. As of December 31, 2016, Edeka occupied approximately 31,700 square meters and accounted for approximately $2.8 million of rent income, or approximately 86% of our gross leasable area and approximately 90%, of our annual rent. Our other tenant in Germany is Buchbauer Handelsmärkte GmbH. Or Buchbauer. As of December 31, 2016, Buchbauer occupied approximately 5,288 square meters and accounted for approximately $313,000 of rent income, or approximately 14% of our gross leasable area and approximately 10%, of our annual rent. No other tenant accounted for over 10% of our annual rent (on a consolidated basis).

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

Remaining items of the Video Solution Business

In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to the support of the OCS for the period ending on the date of the closing of the Vitec Transaction to Vitec. Although we have no further obligation to pay royalties on revenues generated by our Video Solutions Business subsequent to its sale. We were undergoing an audit by the OCS, for royalties paid before the sale of our Video Solution Business. We believe we have sufficient provisions to cover the outcome of such review process.

4.C. ORGANIZATIONAL STRUCTURE

As of December 31, 2016, we have been managing our activity through our two wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California, the United States in 1991, Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009, and through our 51% held subsidiary OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011. Our subsidiaries hold the following companies: Optibase Inc. wholly owns Optibase Real Estate Miami LLC, Optibase 2Penn LLC, OPTX Equity LLC, OPTX Lender LLC, Optibase FMC LLC, and Optibase 300 Chicago LLC, all limited liability companies which were incorporated in Delaware or Florida, United States. Optibase SARL wholly owns Optibase RE1 SARL and Optibase RE2 SARL, which were incorporated in Luxemburg. Optibase SARL wholly owns Optibase Bavaria GmbH & Co. KG, a German partnership, and Optibase Bavaria Holding GmbH, a German corporation. OPCTN S.A. wholly owns Eldista GmbH, which was incorporated in Switzerland.

Our real estate activity is managed through several subsidiaries held directly and indirectly by Optibase Ltd. or its abovementioned subsidiaries.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Since December 2011, our headquarters were located in offices occupying approximately 1,399 square feet in Herzliya Pituach, Israel. Our lease for this space expired in December 2015. From December 2015 until April 2016, our headquarters were located in offices occupying approximately 1,080 square feet in Herzliya Pituach, Israel. Currently, our new headquarters occupying approximately 3,412 square feet in Herzliya Pituach. Our lease for this space expires in 2026.

Our European subsidiaries occupy offices totaling approximately 500 square feet in Luxembourg. The current leases do not have an expiration date and can be terminated at any time with a three months prior notice.

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

Overview

We invest in the fixed-income real estate field and hold properties and beneficial interest in real-estate assets and projects in various locations. Our revenues are comprised of rental income we receive from tenants in our various properties. We derive additional income as dividends and interest from various real estate investments where we hold certain beneficial interests. Our consolidated financial statements are presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP.

Our functional currency is the U.S dollar.

The functional currencies of our subsidiaries are CHF, EUR and U.S dollar. We have elected to use the U.S. dollar as our reporting currency for all years presented.

The functional currency of our subsidiaries in the United States is the U.S dollars, the functional currency of the subsidiaries in Switzerland is their lead currency, i.e., CHF, and the functional currency of our subsidiary in Germany is the EUR. Since our functional and reporting currency is the U.S dollars, the financial statements of Optibase Real Estate SARL and OPCTN S.A whose functional currency has been determined to be CHF and the financial statements of Optibase Bavaria whose functional currency has been determined to be Euro have been translated into U.S. dollars. Assets and liabilities of this subsidiary are translated at the year-end exchange rates and their statement of operations items are translated using the actual exchange rates at the dates on which those items are recognized. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

As of December 31, 2016, we had available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $16 million. As of March 22, 2017, we have available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $18.4 million. For information regarding the investment of our available cash, see Item 5.B. "Operating and Financial Review and Prospects - Liquidity and Capital Resources" below.

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

Other operating cost

Other operating cost consists of acquisition related cost of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany during 2015.

Gain on sale of operating properties

Gain on sale of operating properties consists of sale of eleven condominium units located in Miami Beach, Florida during 2014.

Other income

Other income, net, consists of dividend received and interest income on loan to associated company.

Financial expenses, Net

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

Taxes on income

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

Taxable income of Luxemburg, Switzerland, Germany and the United States is subject to tax at the rate of approximately 29%, 24%, 16% and 34% respectively in 2016.

We have final tax assessments through the tax year 2012.

As of December 31, 2016, we had approximately $63 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $33 million that can be carried forward and offset against taxable income for 20 years, no later than 2036. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Equity share in losses of associates, net

Associates in which we have significant influence over the financial and operating policies without having control are accounted for using the equity method of accounting, accordingly we recorded during 2016 an equity income in associate of our holdings of Two Penn Center Plaza in Philadelphia, Pennsylvania and an equity loss in associate of our holdings of 300 South Riverside Plaza in Chicago.

Net Income Attributable to Non-Controlling Interest.

 Net income attributed to non-controlling interest following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2014, 2015 and 2016 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2014	2015	2016

Fixed income real estate	100.0%	100.0%	100.0%
Costs and expenses:
Cost of real estate operations	19.9	19.4	19.3
Real estate depreciation and amortization	27.4	25.7	26
General and administrative	15.5	12.1	16
Other operating expenses	-	15.4	-
Total costs and expenses	62.8	72.6	61.3
Gain on sale of operating properties	19.4	-	-
Operating income	56.6	27.4	38.7
Other income, net	2.8	2.8	6.8
Financial expenses, net	(8.3)	(11.8)	(20.6)
Income before provision for tax	49.8	18.4	24.9
Provision for tax	(10.8)	(10.5)	(10)
Equity share in losses of associates, net	(1.3)	(0.2)	(2)
Net income	39	7.6	12.9
Net income attributable to non-controlling interest	15	14.6	11.7
Net income (loss) attributable to Optibase	24	(7)	1.2

Results of Operations for the Years Ended 2016 and 2015

Fixed income from real estate rent. Our fixed income real estate rent increased in 2016 to $16.3 million compared to $15.3 million in 2015. The increase is mainly attributed to rental income deriving from our German Portfolio purchased in June and July 2015.

Cost of real estate operations. Our cost of real estate operation increased in 2016 to $3.2 million compared to $3 million in 2015. Such costs increased mainly due to an increase in building maintenance expenses related to the German Portfolio purchased in Germany in June and July 2015.

Real estate depreciation and amortization. Our real estate depreciation and amortization in 2016 increased to $4.2 million compared to $3.9 million in 2015. Such costs increased in 2016 mainly due to increase in depreciation expenses related to the German Portfolio.

General and Administrative Expenses. General and administrative expenses increased in 2016 to $2.6 million compared to $1.8 million in 2015. The increase can be mainly attributed to increase in general and administrative expenses related to the German Portfolio.

Other operating cost. Other operating costs in 2015 consist of acquisition related costs of $2.4 million related to the acquisition of the German Portfolio and to a one-time, non-recurring expenses.

Operating Income. As a result of the foregoing, we recorded operating income of $6.3 million in 2016 compared to an operating income of $4.2 in 2015. The increase in our operating income in 2016 is mainly attributed to acquisition related costs of $2.4 million recorded in 2015 and due to an increase in rental income offset by an increase in operation expenses and depreciation expenses.

Other income (loss). We recorded other income of $1.1 million in 2016 compared to other income of $429,000 in 2015, related to dividend received and interest income on loan to an associated company.

Financial Expenses, Net. We recorded financial expenses, net of $3.4 million in 2016, compared with financial expenses, net of $1.8 million in 2015. The increase can be mainly attributed to the interest payments made as part of Miami long term loan, Germany long term loan and bonds issuance transactions as well as foreign currency translation differences.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 "Income Taxes", or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not be sustained upon examination by regulatory authorities. Accordingly, we recorded tax expenses of $1.6 million in 2016 and in 2015, mainly related to our Luxemburg and Germany subsidiaries.

Equity share in losses of associates, Net. We recorded an equity loss of $323,000 in 2016, compared to an equity loss of $31,000 in 2015 associated with 2 Penn Philadelphia LP and Optibase Chicago 300 LLC. For further details regarding 2 Penn Philadelphia LP and Optibase Chicago 300 LLC, see Item 7.B. "Related Party Transactions" and Item 10.C "Material Contracts", respectively.

Net Income. As a result of the foregoing, we recorded net income of $2.1 million in 2016, compared with a net income of $1.2 million in 2015.

Net Income Attributable to Non-Controlling Interest. Net income attributed to non-controlling interest was first recorded in 2011 following the acquisition of the CTN complex in March 2011. We have entered into the said transaction with The Phoenix, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

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

Real estate depreciation and amortization. Our real estate depreciation and amortization in 2015 increased to $3.9 million compared to $3.8 million in 2014. Such costs increased in 2015 mainly due to increase in depreciation expenses related to the new portfolio purchased in Germany partially offset by decrease of depreciation expenses derived from the sale of eleven condominium units located in Miami Florida sold on September 2014.

General and Administrative Expenses. General and administrative expenses decreased to $1.8 million in 2015 from $2.2 million in 2014. The decrease can be mainly attributed to a one-time, non-recurring expenses in 2014 in connection to the settlement agreement between us and Swiss Pro, partially offset by a one-time non-recurring legal expenses in 2015 due to a motion to the company to approve filing of a derivative claim as detailed in Item 8. "Financial Information - Legal Proceedings".

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

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our management reviewed these critical accounting policies and related disclosures with our audit committee. See Note 2 to our Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

Our management believes the significant accounting policies which affect management's more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued, Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)". The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.
•	Step 2: Identify the performance obligations in the contract.
•	Step 3: Determine the transaction price.
•	Step 4: Allocate the transaction price to the performance obligations in the contract.
•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements, and does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

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

In February 2016, the FASB issued the ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The FASB decided to not fundamentally change lessor accounting. However, some changes have been made to lessor accounting to conform and align that guidance with the lessee guidance and other areas within U.S. GAAP. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. The company is currently evaluating the impact, if any, of the adoption of this new standard, and does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

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

5.B. LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through private and public sales of our equity securities and banks credit. As of December 31, 2016, we had cash and cash equivalents, long term investments, restricted cash and other financial investments net of $16 million, and as of March 22, 2017, we have available cash, and cash equivalents of approximately $18.4 million.

Non-GAAP NOI increased by $864,000, or 7%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase in NOI was primarily driven by our German Portfolio purchased in June and July 2015. For further details regarding the definition of NOI please see Item 4.B.

Non-GAAP Recurrent FFO remain stable at approximately $4.6 million compared to the year ended December 31, 2015. For further details regarding the definition of Recurrent FFO please see Item 4.B.

Net cash provided by our operating activities was $7.3 million, $4 million and $5.3 million in December 31 of each of the years 2016, 2015 and 2014, respectively. Net cash provided for operating activities in 2016 was primarily the result of net income for the period, as adjusted for depreciation and amortization and minority interests in losses of a subsidiary, increase in accrued expenses and other accounts payable, offset by the increase in other accounts receivable and prepaid expenses and in trade receivables, and by decrease in deferred tax liabilities and in land lease liabilities. Net cash provided for operating activities in 2015 was primarily the result of net income for the period, as adjusted for depreciation and amortization, decrease in other accounts receivable and prepaid expenses, decrease in trade receivables, offset by the increase accrued expenses and other accounts payables, decrease in short term liabilities and in land lease liabilities, and by decrease in deferred tax liabilities. Net cash provided for operating activities in 2014 was primarily the result of net income for the period, as adjusted for depreciation and amortization, minority interests in losses of a subsidiary, increase in accrued expenses and other accounts payables, offset by the decrease in short term liabilities, decrease in deferred tax liabilities, increase in other accounts receivable and prepaid expenses, and by gain on sale of real estate.

Net cash used for investment activities in 2016 totaling $5 million reflects primarily the additional investment in 300 River Holdings, LLC a Joint Venture Company held by our wholly-owned subsidiary Optibase Chicago 300 LLC., And investment in building improvements. Net cash used for investment activities in 2015 totaling $49.4 million reflects primarily the investments we have entered into during 2015 for the acquisition of a portfolio in Germany and the acquisition of 30% beneficial interest in Class A office building in Chicago, investment in long term deposits and investment in building improvements. Net cash provided from investment activities in 2014 totaling $5.2 million reflects primarily the sale of 11 residential condominium units located in Florida through our wholly-owned subsidiary, offset by investments in building improvements.

Net cash used for financial activities in 2016 totaling $9.6 million reflects loans and bonds repayment, dividend distribution and proceeds from shares capital issuance. Net cash provided for financial activities in 2015 totaling $47.2 million reflects proceeds from bonds offering, bank loan relates to loan received for the acquisition of the portfolio in Germany and loan received for certain condominium units the Company own in Miami and Miami Beach, Florida partially offset by loans repayment and dividend distribution. Net cash used for financial activities in 2014 totaling $4.7 million reflects loans repayment and dividend distribution.

During 2016, we invested our available cash solely in various bank deposits and money market funds with various banks. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

In March 2017, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $5 million loan, or the Loan, from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. The Loan is due on April 1, 2019, however, we may prepay the Loan prior to such date at our sole discretion without any penalty.

The following table summarizes the principle terms of our material financing agreements in effect as of December 31, 2016:

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2016)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Non-convertible Series A Bonds issued to the public in Israel	The Company	Original Date- August 9, 2015; Maturity Date- December 31, 2021	NIS 60 million (app. $15 million)	NIS 50 million (app. $ 12.8 million)	6.7%	Interest - payable in semi-annual payments Principal - payable in semi-annual payments on June 30 and on December 31 of each of the years of 2016 through 2021 (last payment on December 31, 2021)	none
•negative pledge regarding the creation of a floating charge on all of the Company's assets, subject to certain exceptions.
•no distributions in an amount greater than 35% of the profits
•no distributions that immediately following which the Company's equity (excluding minority interest) will decrease below $50 million
•increase of interest rate in case of certain decreases in the bonds' rating.
•minimum equity (excluding minority interest) will not be less than $33 million
•equity (including minority interest) to balance sheet ratio will not be less than 25%
•net financial debt to CAP ratio will not be greater than 70%
•net financial debt to EBITDA ratio will not be greater than 16.

As of December 31, 2016, the Company meets all the required covenants.

The bonds are rated at a rating of "Baa1/Stable" on a local scale by Midroog Ltd., an affiliate of Moody's.

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

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2016)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Refinancing agreement of the CTN complex	OPCTN, S.A. (Mezzanine Borrower)	Original Date- October 3, 2011; Maturity Date- Up to 5 years from the original date	CHF 15 million (app. $16.5 million).	CHF 4.5 million (app. $4.4 million).	LIBOR + either: (a) 1.30%; or (b) a maximum of 2.50% if the lender's risk assessment requires such a change.	Interest due quarterly, beginning March 31, 2012. CHF 2 million to be paid per year on a quarterly basis, beginning 31.12.2011.	A senior mortgage over the property + a pledge of Eldista's shares
•Transfers/sales of property are prohibited.  Any sale will result in the loan being repayable and a prepayment fee of 0.1%, plus difference between interest rate at time of termination and interest rate that bank can achieve for residual interest (LIBOR) term.
•Distributions of dividends/shareholder loans are only permitted in line with available yearly profit after loan payments.

	Eldista GmbH (Senior Borrower)	Original Date- October 3, 2011; Maturity Date- 2061	CHF 85 million (app. $93.5 million).	CHF 85 million (app. $83.4 million).	LIBOR + 0.75% per annum.	Interest due quarterly, beginning March 31. CHF 2 million to be paid per year on a quarterly basis, beginning 31.12.2018.			•Distributions of dividends/shareholder loans are only permitted: (a) to OPCTN to make its loan payments; and (b) otherwise in line with available yearly profit after loan payments.
Financing agreement (as amended) of the Edeka Portfolio	Optibase Bavaria GmbH & Co. KG	Original Date- May 2015; Maturity Date- May 31, 2020	€21 million (app. $23 million) of which €20.5 million (app. $22.5 million) has been drawn down	€19.7 million (app. $20.8 million)
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

•Debt service cover ratio ("DSCR") of at least 130% (breach is a "Soft Default", requiring surplus income from the portfolio properties to be used to remedy the breach) or of at least 110% (breach is a "Hard Default" requiring payment by Borrower to fully remedy the breach- DSCR of 130% must be restored).  DSCR must be proven towards the bank by the Borrower every six months from December 31, 2015.
•Loan to value of 70% in the first three years and 65% in the fourth and fifth years (breach requires Borrower to make payment by the Borrower to remedy the breach).  Portfolio was valued at approximately €32.4 million on December 3, 2014, and new valuations may be done at intervals of two years (first on September 30, 2016) at the cost of the Borrower or at any other time at the Lender's cost.

As of December 31, 2016, the Company meets all the required covenants.

•The Borrower should pay certain release amounts (as set out in the loan agreement) if a mortgaged property is sold prior to the maturity date. The release amount is the higher of (i) the minimum re-payment amount agreed for the sold property or (ii) 75% of the net sales proceeds received for the sold property.
•Exit Fee for prepayment prior to Maturity Date equal to 0.30% per remaining year of the term plus compensation for loss of interest to the Lender.
•The Bank has a claim for damages in the event of a partial or full prepayment of the loan amount.
•If the Borrower fulfils certain requirements with respect to expanding the Lenggries property on or by December 31, 2017, a part of the undrawn loan in the amount of €525,884 will be paid out to the Borrower. If the conditions are not met on or by December 31, 2017 then the loan will be reduced by €525,884 and Borrower will repay an amount of €74,116 on December 31, 2017.
•The Lender is authorized to syndicate or transfer parts or the entire loan at its own cost.

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2016)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement of condominium units in Miami	Optibase Real Estate Miami, LLC	Original Date- July 7, 2015; Maturity Date- July 7, 2018, with an option to extend for 12 months upon satisfaction of certain conditions	$15 million	$11.7 million	Libor (30-day rate) + either: (a) 2.65%; or (b) 3,25% if Borrower and Guarantor fail to maintain depository accounts with the Lender totaling $1.5 million.
Interest – payable  monthly commencing in August 1, 2015

Principal: Payments to reduce the principal to: (a) $13,753,252 on July 7, 2016; (b) $11,883,180 on December 7, 2016; (c) $9,389,723 on July 7, 2017; and (d) $6,896,266 on December 7, 2017

(i) A senior mortgage spread over 25 residential condominium units; and (ii) Guaranty from Optibase, Inc., under which Optibase, Inc. guarantees the obligations of the Borrower, including the punctual payment of amounts owed under the loan documents

•Borrower to keep $1 million in a Restricted Account, from which interest payments are deducted if such payments are not paid in cash.
•Guarantor and the Borrower must collectively maintain unrestricted and unencumbered Liquid Assets of at least $2 million including any amounts held as Interest Reserve under the Loan Agreement.
Guarantor not to transfer a material portion of its assets, other than in the ordinary course of business, for fair market terms, and such transfer will not have material adverse effect on its ability to perform its obligations.  Guarantor can make advances to affiliates in ordinary course of business without consent.

As of December 31, 2016, the Company meets all the required covenants.

•The Mortgage will be partially released so that a sale of a Unit can occur, provided: no Event of Default exists at the time the Borrower presents a contract for sale to the Lender executed by a buyer; the sale is to a bona-fide third party purchaser upon the terms and conditions set out in Exhibit B of the Loan Agreement.
•Lender may obtain a new or updated Appraisal of the Project at Borrower's expense once annually, or more often if an Event of Default exists or if required by a governmental or banking agency or authority.

Financing agreement of the property in Rumlang	Optibase RE 1 SARL	Original Date- October 2009; Maturity Date- 2059.	CHF 18.8 million ($18.4 million)	CHF 16.2 million (app. $15.9 million)	Libor (for a period determined by borrower per each interest payment for the next payment) + 0.8%
Interest - payable in four quarterly payments annually

The principal amount is payable in four quarterly amortization payments annually, each in the amount of CHF 94,000 (approximately $92,000 as of the purchase date).
							A senior mortgage over the property + Pledge over the holdings in borrower	•undertaking not to grant any encumbrance or mortgage on the Rümlang property without the lender's approval. As of December 31, 2016, the Company meets all the required covenants.
•The lender may adjust the margin at its sole discretion on account of deterioration in Optibase RE 1's credit standing or the value of the property.
•The principal payments may be adjusted at the lender's sole discretion if the lease of major tenants is terminated and no replacement tenant is found within 6 months.
•Borrower may repay the mortgage at any time, subject to a prior notice of three months with no subject penalty.
•The lender holds the right to accelerate future loan payments, upon occurrence of certain default conditions.

 * Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of the date the loan was taken.
** Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of December 31, 2016.

We believe that, considering the use of cash in our ongoing operations, together with the existing sources of liquidity described above, our working capital will be sufficient to meet our present requirements and our needs for cash for at least the next 12 months. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions, which may require additional funds than are currently available. Therefore, we would likely seek additional equity or debt financing, although we cannot assure you that we would be successful in obtaining such financing on favorable terms or at all.

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

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional downgrades of sovereign credit ratings and economic slowdowns. In August 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the U.S. from "AAA" to "AA+". The impact of this or any further downgrades to the U.S. government's sovereign credit rating, or its perceived creditworthiness, is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. These developments, and the U.S. government's credit concerns in general, could cause interest rates and borrowing costs to rise. In addition, the lowered credit rating could create broader financial turmoil and uncertainty. In addition, during 2013, the pressure on properties' pricing have eased somewhat and the U.S. real estate market was showing signs of stabilization and an increase towards the end of the year. During 2014 and through 2015 the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Economically, that had been supported by moderate job growth, record housing affordability and fewer distressed property sales. Throughout 2016 and to date, we have witnessed a decrease in demand for high end residential projects in the U.S. market, while the demand for other quality projects both in the residential and the commercial markets is keeping stable and in certain cased showing a moderate increase.

In addition, the Swiss economy led to a slight increase in demand in the office property market in 2011. In particular, Switzerland remains an attractive location for international service providers and corporate headquarters. There is also still a demand for high-quality, modern spaces, which ultimately allows for a certain stability on the rent level. However, while jobs were still being created at the beginning of 2011, the Swiss economy slowed down and consumer sentiment dimmed somewhat in the second half of the year. Towards the end of the year, the demand for office space slowed down due to announced and expected job losses. During 2015 and throughout 2016, as Swiss interest rates declined further, the Swiss real estate prices remained stable in most segments, while other segments were showing signs of increase mainly due to the low interest rates and lack of investments alternatives. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be slowing down further, in particular the demand for prime office space and the price for such real estate properties. Although economic conditions were promising in 2013, stagnating sales, depressed income and ongoing structural challenges meant that demand for retail floor space was modest. In addition, the two most highly developed tenant markets, Zurich and Geneva, are still exposed to growing oversupply of office space. Despite the above, during 2014 and 2015, market values on direct investments generally continued to rise, mainly due to low interest rates, and lack of investment alternatives, but have been stable during 2016. As this was accompanied by moderate demand for rents and stability in rental prices, the overall yields on such investments have decreased further. During 2015, 2016 and to date, the Swiss Central Bank has set negative interest rates for CHF deposits. This in-turn pushed investors to further invest in the real estate market while looking for investments alternatives to generate positive returns on their investments.

Over the course of 2015 and 2016, the German real estate market continued its expansion and growth. While the majority of European countries are still suffering from the world economic downturn which have started back in 2008, the German economy and its real estate sector have shown significant signs of improvement supported by a decrease in interest rates and an increase in availability of financing. In addition, an increasing demand by foreign investors also supported the increase in assets value as well as the gradual devaluation of the Euro against the USD which made the German market also appealing for U.S. investors.

Our financial income is affected by changes in the 6-month Libor rate, see Item 3.D. "Risk Factors - Risks Relating to the Economy, Our Financial Condition and Shareholdings" above.

Since 2012 and during 2013, 2014 and 2016 except for 2015, we have been profitable. During 2015 we operated at a loss mainly due to acquisition-related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2016:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	4-5 years	After 5 years
Long-Term Debt	137,021	7,761	9,989	19,840	99,431
Capital Lease Obligations	6,133	103	205	205	5,620
Lease Obligations	1,106	133	228	221	524
Bonds	12,760	2,600	2,600	2,600	4,960
Total Contractual Cash Obligations	157,020	10,597	13,022	22,866	110,535

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

	Age	Position
Alex Hilman	64	Executive Chairman of the board of directors
Amir Philips	49	Chief Executive Officer
Shlomo (Tom) Wyler	65	Chief Executive Officer of Optibase Inc.
Yakir Ben-Naim	45	Chief Financial Officer
Orli Garti Seroussi (1)(2)(3)	57	Director
Danny Lustiger(1)(3)	49	Director
Chaim Labenski(1)(2)(3)	69	Director
Reuwen Schwarz	40	Director

(1)	Member of our audit committee, financial statements review committee and nominating committee
(2)	External director
(3)	Member of our compensation committee

On December 29, 2016, our shareholders approved the re-election of Alex Hilman, Danny Lustiger and Reuwen Schwarz as directors of the Company and the re-election of Orli Garti Seroussi and Chaim Labenski, as external directors of the Company. On May 16, 2016, our shareholders approved an amendment to the compensation terms of Mr. Shlomo (Tom) Wyler as the Chief Executive Officer of Optibase Inc., our subsidiary and certain amendments to the compensation terms of Mr. Amir Philips the Company's Chief Executive Officer.

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

Shlomo (Tom) Wyler serves as the Chief Executive Officer of our subsidiary Optibase Inc. Until December 19, 2013, Mr. Wyler has served as a president and a member our board of directors. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. His other areas of involvement include investment banking, foreign exchange, financial futures and real-estate. In the early 1990s, Mr. Wyler turned his efforts to real estate interests. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich. Mr. Wyler is Reuwen Schwarz' father in law.

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

Orli Garti Seroussi joined our board of directors on January 31, 2008 as an external director. Ms. Garti-Seroussi serves as an Independent Business Consultant and as an external director of Apio (Africa) Ltd. And of Gamatronic Ltd. From May 2016, Ms. Garti-Seroussi serves as a director of the Israel Electricity Company Ltd. And as a council member of the Public Israeli Broadcast Corporation. During 2012 and 2013, Ms. Garti-Seroussi served as the Deputy Director and CFO of the Jerusalem Cinematheque - Israel Film Archive. From August 2001 until June 2011, Ms. Garti-Seroussi served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University. Ms. Garti-Seroussi is a Certified Public Accountant in Israel.

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

Reuwen Schwarz joined our board of directors in July 2014. Mr. Schwarz serves as an independent contractor providing services to the Company since November 2013. Since 2012, Mr. Schwarz serves as a real estate manager for a private company. From 2008 through 2012 Mr. Schwarz has served as a manager for Centris Capital AG. From 2006 through 2008 Mr. Schwarz has served as a banker for Meinl Bank AG, Vienna. Mr. Schwarz holds a Magister (MA) degree from the University of Economic and Business Administration Vienna, Austria. Mr. Schwarz is Mr. Wyler's son in law.

6.B. COMPENSATION

The compensation terms for the Company's directors and officers is derived from their employment and services agreements and comply with our Compensation Policy for Executive Officers and Directors as last approved by the Company's shareholders on December 19, 2013 and on December 29, 2016, or the Compensation Policy.

The table and summary below outline the compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2016. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2016.

Name and Position of director or officer	Salary or Monthly Payment (1)	Value of Social Benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
	(U.S. dollars in thousands)
Amir Philips, Chief Executive Officer (5)	207.1	56.5	31.5	29.9	36	361
Shlomo (Tom) Wyler, Chief Executive Officer of Optibase Inc. (6)	200	10.7	-	-	-	210.7
Yakir Ben-Naim, Chief Financial Officer (7)	113.5	35.5	-	-	12.1	161.1
Alex Hilman, Executive Chairman of our board of directors (8)	63.1	-	-	29.9	-	93
Reuwen Schwarz, Director (9)	53.1	-	-	-	8.1	61.2

(1)
"Salary" means yearly gross base salary with respect to our Executive Officers (Mr. Philips, Mr. Wyler and Ms. Ben-Naim). "Monthly Payment" means the aggregate gross monthly payments with respect to the members of our board of directors (Mr. Hilman and Mr. Schwarz) for the year 2016.

(2)	"Social Benefits" include payments to the National Insurance Institute, advanced education funds, managers' insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of amounts recognized as share-based compensation (options and restricted shares) expense on our financial statements for the year ended December 31, 2016.

(4)	"All Other Compensation" includes, among other things, car-related expenses (including tax gross-up), telephone, basic health insurance, and holiday presents.

(5)
Mr. Philips' employment terms as our Chief Executive Officer provide that Mr. Philips is entitled to a monthly base gross salary of NIS 65,000 (approximately $17,000). Mr. Philips is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips' employment terms include an advance notice period of six months. During such advance notice period, Mr. Philips will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. In May 2016, following the approval by our compensation committee and board of directors, our shareholders approved the following amendments to the compensation terms of Mr. Philips: (i) the monthly gross base salary will be updated to NIS 65,000 for a full time position, as of January 1, 2016 and to NIS 75,000 as of January 1, 2017; and (ii) the grant of a special bonus in the amount of NIS 120,000.

(6)
For details on Mr. Wyler's compensation terms as approved by our shareholders on December 19, 2013, see Item 7.B. "Related Party Transactions", below. In May 2016, following the approval by our compensation committee, audit committee and board of directors, our shareholders approved an amendment to Mr. Wyler's compensation terms in a manner that Mr. Wyler's annual gross base salary shall be $200,000 for a full time position, as of January 1, 2016.

(7)
Ms. Ben-Naim's employment terms as our Chief Financial Officer provide that Ms. Ben-Naim is entitled to a monthly base gross salary of NIS 36,000 (approximately $9,500). Ms. Ben-Naim is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits including communication expenses. In addition, Ms. Ben-Naim is entitled to reimbursement of car-related expenses from us. Ms. Ben-Naim's employment terms include an advance notice period of three months. During such advance notice period, Ms. Ben-Naim may be entitled to all of the compensation elements, and to the continuation of vesting of her options or restricted shares, if granted. In March 2016, our compensation committee and board of directors approved an amendment to Ms. Ben-Naim's compensation terms in a manner that Ms. Ben-Naim's monthly base gross salary will be updated to NIS 36,000 for a full time position, as of January 1, 2016.

(8)
The compensation terms of Mr. Hilman as the Executive Chairman of our board of directors were approved by our shareholders on October 19, 2009. For details on Mr. Hilman's compensation terms, including options and restricted shares granted to him, see Item 7.B. "Related Party Transactions", below.

(9)
Mr. Reuwen Schwarz entered into a service agreement with us, for the provision of real estate related consulting services to us, our subsidiaries and affiliates. Such agreement, including the compensation terms of Mr. Schwarz in consideration for the services under the agreement, were approved by our shareholders on December 19, 2013 and on December 29, 2016. For further details see Item 7.B. "Related Party Transactions", below.

(10)
See footnote no. 3 above. We granted Mr. Philips 20,000 options and 14,000 restricted shares that are currently exercisable or exercisable within 60 days as of March 22, 2017. In addition, we granted Mr. Philips 2,000 restricted shares issued to a trustee under our 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of March 22, 2017 or within 60 days thereafter.

(11)	See footnote no. 3 above. We granted Mr. Wyler 20,000 options and 2,400 restricted shares that are currently exercisable or exercisable within 60 days as of March 22, 2017.

(12)
See footnote no. 3 above. We granted Mr. Hilman 20,000 options and 14,800 restricted shares that are currently exercisable or exercisable within 60 days as of March 22, 2017. In addition, we granted Mr. Hilman 2,000 restricted shares issued to a trustee under our 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of March 22, 2017 or within 60 days thereafter.

In addition, all of our directors and officers are entitled to benefit from coverage under our directors' and officers' liability insurance policies and were granted letters of indemnification by us. For further details see "Indemnification, exemption and insurance of Directors and Officers", below.

Following the approval by our shareholders on December 19, 2013 and in accordance with our Compensation Policy (for further information, see Item 6.D. "The Compensation Committee"), each of our directors (including external directors and independent directors, but excluding the executive chairman of our board of directors and directors who serve in other roles at the Company) is entitled to a grant of compensation pursuant to the fixed amounts permitted to be paid to external directors (depending on our equity level), all in accordance with applicable regulations promulgated under the Companies Law, or the 'External Directors' Compensation Regulations, as may be from time to time. This remuneration is paid plus value added tax (as applicable). Directors are reimbursed for expenses incurred as part of their service as directors. None of the directors have agreements with us that provide for benefits upon termination of service.

As of March 22, 2017, our directors and executive officers beneficially owned 273,865 shares (of which 72,000 shares are issuable upon exercise of options that are currently vested or will vest within 60 days as of March 22, 2017). For further information, see Item 6.E. "Share Ownership".

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

Our articles of association further provide that we may exempt a director in advance and retroactively for all or any of his or her liability for damage in consequence of a breach of the duty of care vis-a-vis Optibase, to the fullest extent permitted by the Companies Law. Notwithstanding the foregoing, the Companies Law prohibits a company to exempt any of its directors and officers in advance from their liability towards such company for the breach of its duty of care in distribution, as defined in the Companies Law, for such company's shareholders (including distribution of dividend and purchase of such company's shares by the company or an entity held by it).

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

On December 19, 2013, following the approval by our compensation committee and board of directors, our shareholders approved the purchase by the Company (including for the avoidance of doubt, any renewals or extensions), from time to time, of directors' and officers' liability insurance policies, including as directors or officers of our subsidiaries, in Israel or overseas, for a period of three years commencing on December 19, 2013, or until the annual general meeting of our shareholders to be held in 2016, whichever is later; provided however, that policies purchased under this framework comply with all of the following conditions:

❖
the maximum coverage amount under each policy shall not exceed the higher of: (i) US $10 million; or (ii) 25% of our shareholders equity based on our most recent financial statements at the time of approval by our compensation committee;

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

On December 29, 2016, following the approval by our compensation committee and board of directors, our shareholders approved an amendment to our Compensation policy which include clauses allowing us to provide our directors and officers with insurance, indemnification and to exempt them from liability subject to the terms and conditions set forth by the Companies Law; provided however, that insurance policies purchased under the Compensation Policy comply with all of the following conditions:

❖
the maximum coverage amount under each policy shall not exceed the higher of: (i) US $20 million; or (ii) 25% of our shareholders equity based on our most recent financial statements at the time of approval by our compensation committee;

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

We currently have an insurance policy for our directors' and officers' liability, including as directors or officers of our subsidiaries, for the period commencing on September 1, 2016 and ending on August 31, 2017, as approved by our compensation committee and board of directors. The coverage amount under such policy and the yearly premium to be paid by us for such policy are US $19 million and US $94,000, respectively. The terms of such policy are in accordance with our Compensation Policy.

We have undertaken to indemnify all of our directors and officers, including Mr. Tom Wyler, the Chief Executive Officer of our subsidiary Optibase Inc., to the fullest extent permitted by the Companies Law and our articles of association and entered into an indemnity letter with each of our directors and executive officers. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of our shareholders' equity, as set forth in our financial statements prior to such payment; or (ii) $10 million.

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

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with "accounting and financial expertise" that such company believes is appropriate in light of the particulars of such company and its activities. A director with "accounting and financial expertise" is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company's financial statements and stimulate discussion regarding the manner of presentation of the financial data. Our board of directors resolved on March 30, 2006 and on June 27, 2010 that the minimum number of directors with accounting and financial expertise appropriate for us in light of the size of the board of directors and nature and volume of the Company's operations is one director (such director may serve as an external director, see below).

External Directors

Under the Companies Law, Israeli public companies are required to appoint at least two external directors to serve on their board of directors (following Amendment 27 to the Companies Law all of such external directors are no longer required to be Israeli residents if a company's shares are listed on a foreign stock exchange, such as our Company). Our shareholders approved on December 19, 2013 the re-appointment of Mr. Chaim Labenski and Ms. Orli Garti-Seroussi as our external directors as of December 29, 2013 and as of January 31, 2014, respectively, for a three-year term. On December 29, 2016, our shareholders approved the re-appointment of Mr. Chaim Labenski and Ms. Orli Garti-Seroussi as our external directors for an additional three years term commencing on December 31, 2016 and January 31, 2017, respectively. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors, see "Committees of the Board of Directors" below.

Pursuant to the Companies Law, at least one external director is required to have "accounting and financial expertise" and the other is required to have "professional qualification" or "accounting and financial expertise". A director has "professional qualification" if he or she satisfies one of the following:

(i)	the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii)	the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii)
the director has at least five years' experience in one or more of the following or an aggregate five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

(iv)	the evaluation of the professional qualification of a candidate shall be made by our board of directors and our nominating committee.

(i)
a director with "accounting and financial expertise" is a person that in light of his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him or her to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company's board of directors will take into consideration in determining whether a director has "accounting and financial expertise", among other things, his or her education, experience and knowledge in any of the following: accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

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

Under Israeli law, a person may not serve as an external director if he or she is a relative of any of the controlling shareholders or at the date of the person's appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person's control or entities which he or she are subject to their control, have or had any affiliation with us, with our controlling shareholder, or its relative or any entity controlling, controlled by or under common control with us. Under the Companies Law, "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an executive officer, excluding service as a director in anticipation of serving as an external director in a company that is about to offer its shares to the public for the first time.

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

A person may not serve as an external director if that person's position or other business activities create, or may create, a conflict of interest with the person's service as an external director or may otherwise interfere with the person's ability to serve as an external director. If at the time any external director is appointed, all members of the board (who are not a controlling shareholder or its relative) are the same gender, then the external director to be appointed must be of the other gender.

External directors are elected by a majority vote at a shareholders' meeting, so long as either:

(i)
the majority of shares voted for the election includes the majority of the shares of non-controlling shareholders or with no personal interest excluding a personal interest not resulting from relation with controlling shareholders, voted at the meeting (votes abstaining shall not be taken into account in counting the shareholders' votes); or

(ii)
the total number of shares to total amount of shareholders listed in subsection (i) above, who voted against the election of the external director does not exceed two percent (2%) of the aggregate voting rights of the company.

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

Committees of the Board of Directors

As of the date of this annual report, we have four committees of the board of directors, which includes our audit committee, our financial statements review committee, our nominating committee and our compensation committee, as described below.

The Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include, among others, identifying irregularities and deficiencies in the management of the company's business and approval of related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company's external directors. In addition, the majority of its members shall be independent directors in accordance with the requirements of The Companies Law.  However, the chairman of the board of directors, any director employed by the company or by its controlling shareholder or by any other entity controlled by such controlling shareholder or a director providing, on a regular basis, services to the company, to any controlling shareholder or to other entity controlled by such controlling shareholder, or any director whose livelihood relies on any controlling shareholder, may not be a member of the audit committee. Any controlling shareholder and any relative of a controlling shareholder may also not be a member of the audit committee. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years. An audit committee recommends approval of transactions that are deemed interested party transactions, including directors' compensation and transactions between a company and its controlling shareholder or transactions between a company and another person in which its controlling shareholder has a personal interest. The audit committee must also determine whether a transaction constitute an extraordinary transaction. Pursuant to Amendment 22 to the Companies Law, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to ensure that a competitive procedure is conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; and (ii) setting forth the approval process for transactions that are 'non-negligible' (i.e. transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval the audit committee meets all the criteria required under the Companies Law.

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

The members of our audit committee are Mr. Chaim Labenski, Mr. Danny Lustiger and Ms. Orli Garti-Seroussi. These include our two external directors as required under the Companies Law, and we believe that all of the members of our audit committee are independent of management, and satisfy the requirements of Companies Law, the SEC's rules and NASDAQ rules.

The Financial Statements Review Committee

Our board of directors appointed a financial statement review committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements, with at least one of the members having "accounting and financial expertise" (as defined above). According to a resolution of our board of directors, the audit committee has been assigned the responsibilities and duties of a financial statement review committee, as permitted under relevant regulations promulgated under the Companies Law. From time to time as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval.

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

The Nominating Committee

The function of our nominating committee is described in the approved charter of the committee and includes responsibility for identifying individuals qualified to become a board members and recommending director nominees to the board of directors for election at the general meeting of shareholders. The nominating committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto.

The members of our nominating committee are Mr. Chaim Labenski, Mr. Danny Lustiger and Ms. Orli Garti-Seroussi. We believe that all of the members of our nominating committee are independent of management, and satisfy the requirements of the NASDAQ rules.

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

The members of our compensation committee are Mr. Chaim Labenski, Mr. Danny Lustiger and Ms. Orli Garti-Seroussi.

Internal auditor

The Companies Law requires the board of directors of a public company to appoint an internal auditor pursuant to the audit committee's proposal. The internal auditor must satisfy certain independence requirements as required by the law. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Our internal auditor is Mr. Doron Cohen of Fahn Kanne & Co., a member firm of Grant Thornton International Ltd.

Employment Agreements

Each of our executive officers entered into a written employment agreement with us that provides, among other things, that such officers be paid a monthly salary and bonuses. Each such agreement can be terminated either by us, or by the employee, upon prior notice, which ranges between 30 to 120 days for most of the management team. The employment agreements also provide that each executive officer will maintain confidentiality of matters relating to us and will not compete with us during the period of the officer's employment and for a certain period thereafter.

6.D. EMPLOYEES

Since the sale of our Video Solutions Business on July 1, 2010 and as of the date of this annual report, we have 11 employees, including employees in our subsidiaries, all of them employed in our general and administrative, finance and human resources divisions. Out of whom 6 employees are employed in Israel, 4 are employed in the United States and 1 is employed in Europe. All of our employees are currently employed pursuant to personal employment agreements.

6.E. SHARE OWNERSHIP

As of March 22, 2017, our current directors and executive officers (eight persons) beneficially owned an aggregate of 273,865 ordinary shares of our Company of which 72,000 shares are issuable upon exercise of options that may be currently exercisable or exercisable within 60 days of March 22, 2017. Such number excludes 4,000 ordinary shares held by a trustee for the benefit of directors and executive officers under the Company's incentive plan which have not vested as of March 22, 2017 or 60 days thereafter, and award their holder no voting and equity rights. All of our directors or executive officers hold less than 1% of our shares except for Mr. Shlomo (Tom) Wyler who holds, to the Company knowledge, approximately 179,218 ordinary shares of which 20,000 shares are issuable upon exercise of options that may be currently exercisable or exercisable within 60 days of March 22, 2017, which is approximately 3.45% of the Company's outstanding shares. See Item 7.A. "Major Shareholders" for more information regarding Mr. Wyler's holdings.

Incentive Plans

As of March 22, 2017, options to purchase 72,000 of our ordinary shares were outstanding, with exercise prices ranging from $6.68 to $10 per share. As of March 22, 2017, 72,000 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally seven years from the date of their grant. As of December 31, 2015 and 2016, the number of options reserved for issuance under our plans was 482,722 and 491,991, respectively.

As of March 22, 2017 or within 60 days thereafter, an aggregate of 183,690 ordinary shares has been reserved for issuance under the 2006 Plan, and 12,000 were granted and are outstanding. As of December 31, 2015 and 2016, the number of restricted shares reserved for issuance under the 2006 Plan was 191,690 and 183,690, respectively.

The following table shows the number of options and restricted shares outstanding and reserved for issuance under each of our incentive plans, as of March 22, 2017 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance
1999 Israeli Plan	72,000	491,991
Plan	Number of shares outstanding	Number of shares reserved for issuance
2006 Israeli Incentive Compensation Plan	12,000	183,690

The following is a description of our incentive plans currently in effect.

1999 Plans

In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the "1999 Plans" both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. In May 2003 we amended our 1999 Israeli Plan to provide for the grant of options to Israeli optionees under the new capital gains track provisions of the Israeli Tax Ordinance. As of March 22, 2017, or within 60 days thereafter, an aggregate of 491,991 ordinary shares has been reserved for issuance under the 1999 Israeli Plan, and 72,000 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee's employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2006 Israeli Incentive Compensation Plan

In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company's future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee's unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee's employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. In November 2013, our board of directors approved the increase of number of shares under the 2006 Plan in additional 50,000 shares and in August 2014, our board of directors approved the increase of number of shares under the 2006 Plan in additional 150,000 shares. As of March 22, 2017 or within 60 days thereafter, an aggregate of 183,690 ordinary shares has been reserved for issuance under the 2006 Plan, and 12,000 were granted and are outstanding.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our outstanding ordinary shares as of March 22, 2017 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	3,796,284	73.4
Shareholding of all directors and officers as a group (eight persons)(3)	273,865	5.22

(1) Number of shares and percentage ownership is based on 5,214,256 ordinary shares outstanding as of March 22, 2017. Such number excludes: (i) 29,895 ordinary shares held by us or for our benefit, and (ii) 12,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 22, 2017 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

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

(3) Includes 159,225 ordinary shares and 72,000 ordinary shares issuable upon exercise of options exercisable within 60 days of March 22, 2017. Excludes 4,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on March 22, 2017 or within 60 days thereafter and do not acquire any voting or equity rights. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares.

Significant changes in the ownership of our shares.

The following table specifies significant changes in the ownership of our shares held by Gesafi Real Estate S.A. This information is based on Schedules 13D filed by Gesafi Real Estate S.A during the period beginning on January 1, 2014, regarding ownership of our shares, and to date:

Beneficial Owner	Date of filing	No. Of Shares Beneficially Held

Gesafi Real Estate S.A*	February 3, 2014	0	**

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

The following table specifies significant changes in the ownership of our shares held by The Capri Family Foundation. This information is based on Schedules 13D filed by The Capri Family Foundation during the period beginning on January 1, 2014, regarding ownership of our shares, and to date:

Beneficial Owner	Date of filing	No. Of Shares Beneficially Held

The Capri Family Foundation*	February 3, 2014	3,725,055
The Capri Family Foundation	March 18, 2015	3,796,284	**

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

On March 22, 2017, registered holders in the United States hold approximately 54% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of us.

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

Our shareholders have further approved on December 19, 2013 and on December 29, 2016, the reappointment of Ms. Garti-Seroussi and Mr. Labenski as external directors of the Company for an additional three years term commencing on January 31, 2017 and on December 31, 2016, respectively, including the compensation terms for their service as external directors of the Company, in the compensation terms specified in Item 6.B. "Compensation" above.

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

On May 26, 2015 we utilized a guaranty given by our controlling shareholder to a financing institution that allowed us to withdraw from such financing institution a total of €5 million that were used to partially finance the closing of the portfolio acquisition transaction in Germany. The funds were drawn in a form of a monthly credit facility bearing a yearly rate of approximately 76 basis points (0.76%). On July 24, 2015 the Company covered the monthly credit facility in full.

In March 2017, our audit committee and board of directors approved, approved the receipt of a loan from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017. For further details see Item 5.B. "Operating and Financial Review and Prospects - Liquidity and Capital Resources" above.

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

On December 19, 2013, and following the approval by our audit committee, compensation committee and board of directors, our shareholders approved the compensation terms of Mr. Shlomo (Tom) Wyler, for his service as Chief Executive Officer of our subsidiary Optibase Inc. According to the terms approved by our shareholders, Mr. Wyler serves as Chief Executive Officer of Optibase Inc. and is responsible for the implementation of our strategy in North America, recognizing new local opportunities, forming strategic alliances and overseeing the ongoing management of our current U.S. real estate portfolio. The yearly gross base salary in consideration for Mr. Wyler's services as Chief Executive Officer of Optibase Inc. will be $170,000 for a full time position as well as reimbursement of health insurance expenses of up to $24,000 per year, and including reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $50,000 per year. The employment of Mr. Wyler is for a three-year term commencing on January 1, 2014. Mr. Wyler's service as our president and member of our board of directors ended as of December 19, 2013. On May 16, 2016, following the approval by our compensation committee, audit committee and board of directors, our shareholders approved an amendment to Mr. Wyler's compensation terms in a manner that Mr. Wyler's annual gross base salary was set at $200,000 for a full time position, as of January 1, 2016. Mr. Wyler was also granted reimbursement of health insurance expenses of up to $24,000 per year, as well as reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $50,000 per year.

On December 19, 2013, and following the approval by our audit committee and board of directors, our shareholders approved the service agreement between the Company and Mr. Reuwen Schwarz, currently serves also as a member of our board of directors, for the provision of real estate related consulting services to us, our subsidiaries and affiliates. Mr. Schwarz is a relative of the beneficiaries of Capri, our controlling shareholder. According to term of the service agreement with Mr. Schwarz, he will provide us with real estate related consulting services, including: (i) searching, introducing and advising us on real estate transactions, (ii) advising and negotiating with banks and financing institutions, (iii) advising us on our financing agreements, all as requested by us from time to time and at our sole discretion. Such services will be provided by Mr. Schwarz at the request of the Company. Mr. Schwarz will render such services faithfully and diligently for the benefit of the Company, and will devote all necessary time and attention for the performance of the services. Mr. Schwarz will also use his best efforts to implement the policies established by us in the performance of such services. In consideration for such services, we will pay Mr. Schwarz a monthly fee of EURO 4,000 (approximately $5,350) plus applicable value added tax (if applicable). Mr. Schwarz will also be reimbursed for expenses incurred as part of the services provided by him which shall not exceed EURO 12,000 (approximately $16,060) per year. In the event the service agreement with Mr. Schwarz is terminated during a certain month, Mr. Schwarz will be entitled to a pro rata fee based on the number of days that has lapsed until the termination date of the service agreement. Mr. Schwarz may either provide the services by himself or through a corporation under his control, provided that the consideration under the service agreement remains unchanged. The service agreement with Mr. Schwarz will be in effect retroactively from November 1, 2013 for a period of three years. On December 29, 2016, and following the approval by our audit committee and board of directors, our shareholders approved the extension of Mr. Schwarz' service agreement, which will be in effect retroactively from November 1, 2016 for a period of three years. Each of Mr. Schwarz and us may terminate the service agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the services provided by him under the agreement (unless we have instructed him otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for cause.

On October 22, 2014, our shareholders approved, following the approval by our compensation committee, audit committee and board of directors, the following amendments to our prospective undertaking to indemnify our current and future directors, including our Chief Executive Officer and including directors and officers who are affiliated with our controlling shareholder, and the grant of amended letters of indemnification accordingly: (a) inclusion of additional events upon the occurrence of which the Company may indemnify its current and future directors and officers; and (b) increase of the aggregate and accumulated indemnification amount that the Company may pay its directors and officers, to an amount that shall not exceed the higher of: (i) 25% of the shareholders' equity of the Company, as set forth in the Company's most recent consolidated financial statements prior to such payment; (ii) 10 million U.S. Dollars.

On October 22, 2014, our shareholders approved, following the approval by our compensation committee and board of directors, the grant of the following compensation to Mr. Amir Philips, our Chief Executive Officer, and to amend the compensation terms of Mr. Philips, as follows: (a) the grant of a special bonus in the amount of $50,000 to Mr. Philips; and (b) the extension of Mr. Philips' existing four (4) months advanced notice period under his employment agreement with the Company to an advance notice period of six (6) months. On May 16, 2016, our shareholders approved, following the approval by our compensation committee and board of directors, certain amendments to the compensation terms of Mr. Philips and the grant of special bonus as follows: (a) Mr. Philips' monthly gross base salary was updated to NIS 65,000 for a full time position, as of January 1, 2016 and would increase to NIS 75,000 as of January 1, 2017; and (b) Mr. Philips was awarded a special bonus in the amount of NIS 120,000. The new compensation terms shall be in effect for a three year term as of January 1, 2016.

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

On September 17, 2014, following the approval of our audit committee and board of directors, we entered into a transaction to sell the eleven Flamingo Units, to an unrelated third party, in consideration for an aggregate price of approximately $6.4 million to be paid to us. The transaction was conditioned on the purchaser's execution of a purchase and sale agreement to acquire an additional nineteen (19) condominium units located in the Flamingo Condominium from a company affiliated with our controlling shareholder. Therefore, in the interest of caution, we treated the transaction as a transaction between a public company and another party, in which the company's controlling shareholder has personal interest, as defined under the Companies Law. The transaction was subject to a twenty (20) day inspection period during which the purchaser had the right to terminate the purchase and sale agreement. The closing of the transaction occurred on October 20, 2014. At the closing of the transaction, the purchaser paid to us an aggregated gross price of $6.4 million, in consideration for the Flamingo Units. We recorded a capital gain of approximately $2.7 million resulting from such transaction.

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

The purchase price under the Continuum Agreement is $4.95 million, to be paid by the Company in 767,442 newly issued ordinary shares of the Company to be issued to the Seller, at a price per share of $6.45. The price per share was set based on a calculation of average closing price of our ordinary shares on the Nasdaq Global Market during the 30 trading days, respectively, preceding the signing date of the Continuum Agreement. We were not required to pay any deposits in connection with the Continuum Agreement.

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

On December 29, 2016, our shareholders approved, following the approval by our audit committee and board of directors, a new lease agreement to be entered into with an affiliate of Capri, or the Tenant. The new lease will be in effect for a one-year term commencing on January 2, 2017, which will be automatically extended by a one-year term and up to a total of three years. The Tenant may decide not to extend the New Lease provided that it has given notice to that effect to the Company at least 45 days before the end of each year. The monthly rent to be paid by the Tenant to the Company is $25,000, including sales tax, the Rent. The Rent will be increased by 3% every year.

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

Demand registration rights

At any time after nine months following the approval of the agreement by our shareholders, at the request of the holders of at least 5% of the ordinary shares outstanding on the effective date of the agreement, we must register any or all of the Holders' ordinary shares as follows: (i) in the event that we are not eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect up to two such registrations, but only if the minimum anticipated gross aggregate offering price of the shares to be registered exceeds $5 million, and (ii) in the event that we are eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect an unlimited number of registrations, but only (a) if the minimum gross anticipated aggregate offering price of the shares to be registered exceeds $5 million, and (b) up to two within a period of twelve months. Such registration must also include any additional registrable securities requested to be included in such registration by any other holders who are party to the agreement or entitled thereunder.

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

Termination of Registration Rights

The Holders' right to request registration or to include registrable securities held by them in any registration pursuant to the agreement, shall terminate upon the earlier of (a) seven (7) years following the effective date of the agreement or (b) when all of their registrable securities can be sold without restriction pursuant to Rule 144 under the Securities Act and without the requirement for us to be in compliance with the current public information requirements under Rule 144 as confirmed by an unqualified opinion by counsel of us.

Commercial Office Building in Philadelphia

On October 12, 2012, following the approval of our audit committee and board of directors, and the approval of our shareholders during an annual general meeting of our shareholders held on August 16, 2012, our wholly-owned subsidiary, Optibase 2 Penn, LLC, became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership, or the Partnership, held by our wholly-owned subsidiary, Optibase 2 Penn, LLC, is a limited partner and with 300 River Holdings, LLC a Joint Venture Company held by our wholly-owned subsidiary Optibase Chicago 300 LLC, a Pennsylvania limited partnership, or the Partnership, which acquired an approximately 20% beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, or the 2 Penn Property, and entered into the Limited Partnership Agreement of the Partnership, or the 2 Penn LPA. The general partner of the partnership and certain other limited partners of the Partnership, are persons or entities affiliated with Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc., who was then our president and member of our board of directors and considered the controlling shareholder of the Company, as detailed herein. The 2 Penn LPA sets forth the terms and conditions of the investment in the Partnership. According to the 2 Penn LPA our subsidiary acquired approximately 26% of the limited partnership interests in the Partnership in consideration for approximately $4 million.

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

In connection with the closing of the sale agreement transaction, 2 Penn Investor provided a loan to Crown Penn in the original principal amount of approximately $1.6 million , or the Purchaser Loan. The Purchaser Loan will bear interest at a rate of 12% per annum and will mature in slightly more than 3 years and will be secured by a pledge of Crown Penn's remaining 11% of the interests in the Partnership.

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

Below is a description of the main provisions of the 2 Penn LPA setting forth the terms and conditions of our subsidiary's investment in the Partnership:

Purpose of the Partnership

The stated purpose of the Partnership is solely to acquire, own, operate and ultimately sell beneficial interests in the 2 Penn Investor (which directly owns partnership interests in the Property Owner) and transact any lawful business that is necessary to accomplish this.

Capital Contributions

The partners will contribute initial capital contributions to the Partnership in the aggregate amount of approximately $15.5 million (of which our subsidiary's share is approximately $4 million). The Partnership will contribute the initial capital contribution to 2 Penn Investor which will use the funds to acquire the limited partnership interests in the Property Owner, to provide the Purchaser Loan, to pay closing costs for the transaction, and to establish reserves for improvements to the 2 Penn Property.

Additional capital contributions may be requested of limited partners at any time that Two Penn Philadelphia GP LLC (which is the general partner of the Partnership, controlled by Mr. Alex Schwartz, who is affiliated with Mr. Wyler as set forth below, or the General Partner) determines that the Partnership requires additional funds. The General Partner may request loans or capital contributions from the limited partners, provided that if the General Partner requests loans or capital calls exceeding $2 million during any four-year period it must obtain the approval of partners owning at least 65% of the interests in the Partnership.

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

Limited Partner Approval Rights

The General Partner has full management authority over the Partnership, subject to certain major decisions which require the approval of partners owning 65% of the interests in the Partnership. These decisions include: (a) sale or transfer of any asset of the Partnership or granting approval for the sale of the 2 Penn Property; (b) borrowing money from itself or third parties for Partnership purposes or to mortgage, pledge or assign any of the Partnerships assets; (c) requesting capital contributions or borrowing money from the partners in an amount exceeding $2 million during any four year period; (d) admission of any new partners; (e) removal of the General Partner; (f) termination and dissolution of the Partnership; (g) amendment of the Partnership agreement; (h) merger or consolidation into or with another entity; (i) amendment of the Partnership certificate in a material manner; or (j) entering into a new line of business.

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

The General Partner has undertaken to cause Two Penn Investor and Crown 2 Penn LLC to distribute all net cash flow received from the 2 Penn Property to their limited partners. Other than with the consent of partners holding at least 65% of the interests in the Partnership, Crown 2 Penn LLC may only withhold net cash flow in order to: (1) establish reserves not exceeding one million dollars ($1 million) for future expenses of the 2 Penn Property, (2) reserve funds to service debt or loan document obligations of the Property Owner, and (3) avoid the violation of applicable laws and avoid the imposition of transfer taxes.

Transfer Restrictions

General Partner Consent to Transfer of the Company's Percentage Interest: After a three year and one month so long as there has not been a change in the controlling shareholder of the Company, our subsidiary shall be permitted to transfer all or part of its interests in the Partnership without obtaining the General Partner's prior consent unless:

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

Removal of the General Partner

For as long as Alex Schwartz is controlling the General Partner, a vote by partners holding 65% or more of the interests in the Partnership is necessary to remove the General Partner. If the General Partner is no longer controlled by Alex Schwartz, a vote of partners owning at least 51% of the interests in the Partnership is required to remove the General Partner. Appointment of a new General Partner requires the consent of 51% of the limited partners. If the General Partner is removed, the replacement General Partner must buy-out the General Partner's interest at fair market value.

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

Legal proceedings

Receipt of a Motion to Approve a Derivative Claim

On October 26, 2014, we received a letter on behalf of two purported shareholders of us, or the Shareholders, demanding us to file a derivative claim against our controlling shareholder and our directors and officers, according to procedures of the Companies Law and requesting discovery of our internal documents. The demand alleges, among other things, breach of fiduciary duties by our directors and officers with respect to the approval of the transaction to acquire luxury condominium units in Miami Beach, Florida, or the Transaction. In accordance with the Companies Law, we informed the Shareholders in December 2014 of the way in which we wish to proceed with respect to the demand. At the Shareholders' request, we presented the Shareholders with certain materials in connection with the Transaction for their review.

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

The Claim alleges, among other things, a breach of fiduciary duties by the our directors, officers and controlling shareholder, and an exploitation of a business opportunity by the our current and former controlling shareholder with respect to certain private placements of the Company's shares to our controlling shareholder conducted in June 2008, May 2011 and December 2013. The Claim further alleges, that such private placements constitute a prohibited distribution as the shares were issued for an unfair consideration. As a result of the above, the Applicants request the Court to allow them to continue with this derivative claim and ultimately to require all the defendants to pay the Company an aggregate amount of approximately $41.9 million, as well as required our shareholder (current and former) to pay us approximately $2.9 million plus interest (for the exploitation of a business opportunity). The Applicants further require reimbursement of expenses, legal fees and award to the Applicants.

On November 8, 2015, we have submitted our response to the Motion and Claim together with an expert opinion. We have raised several arguments against the Motion including, inter alia, preliminary claims to dismiss the Motion in-limine. On November 13, 2015, the directors, CEO and former directors submitted their response to the Motion.

On September 6, 2016, the Applicants submitted to the District Court their answer to our response to the motion to approve the filing of a derivative claim, together with an expert opinion.

On October 30, 2016, a pre-trial hearing was held during which the Court gave instruction regarding the scope of disclosure that we need to discover.

On March 14, 2017 we, our directors, CEO and former directors' submitted an expert opinion as a response to the expert opinion submitted by the Applicants.

Another pre-trial hearing is scheduled for July 13, 2017.

 At this stage we cannot provide an assessment as to the chances of the claim and the exposure to the Company.

Demand to Receive Certain Data in Connection with an Option Agreement

On May 19, 2015, we have received a letter on behalf of Swiss Pro Capital Limited, a company organized under the laws of Switzerland, demanding the Company to provide Swiss Pro with certain relevant data in connection with an option agreement dated March 1, 2010, or the Agreement (for further details on the Agreement see Item 10.C. "Material Contracts"). According to the Agreement, Swiss Pro was granted an option to purchase 20% of the shares of Optibase RE 1 s.a.r.l, the owner of the Rümlang property. We have sent a preliminary response letter on or about June 30, 2015 stating that a detailed response letter will be sent later on. On August 18, 2015 we have sent a detailed letter in which we rejected all allegations against us. On December 24, 2015 Swiss Pro sent another letter repeating its arguments and we have sent our response to the letter on or about December 31, 2015. On May 25, 2016 Swiss Pro sent another letter in which they asked for exercise of the granted option. On June 29, 2016, we responded to this letter and detailed the required sum for exercise of the granted option, however, we have not yet received a response.

At this preliminary stage we cannot provide an assessment as to the chances of the arguments raised by Swiss Pro and the exposure to the Company.

Receipt of a Claim from Tenant in the CTN Complex

On April 16, 2015, our subsidiary Eldista GmbH, filed a claim to the court in Switzerland in an amount of approximately CHF 1 million (app. $1 million) due to damages and unpaid amounts from a specific tenant. Shortly thereafter, the tenant filed a counterclaim against Eldista GmbH in an amount of approximately CHF 157,000 (app. $171,200) for damages allegedly caused to it. The court suggested the parties to transfer to mediation proceedings which failed. The court handed down a partial judgment on 31, October 2016, dismissing against the judgment. The appeal is currently pending before the court of appeal of Geneva.

At this stage, we cannot assess whether the court will receive Elista's or the tenant's arguments.

Receipt of a Claim from Tenant in the CTN Complex

 On March 1 2017, our subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or the Tenant, regarding the deposit of the monthly rent for March 2017 amounting to approximately CHF 279,400 (app. $276,800 vat inclusive)  with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. The Tenant claims that there are serious defects affecting the rented premises, which merit the Tenant with a reimbursement of approximately CHF 2.4 million (app, $2.4 million) (excluding VAT) as well as approximately CHF 69,200 (app, $68,500) as indemnification for consequential damages for the years 2014 and 2015. The Tenant also reserves its claims regarding damages suffered before year 2014. The Tenant may continue to deposit the monthly rent until the end of the proceedings. According to the Swiss Code of Obligations, the Tenant has to file a formal claim with the Commission, within 30 days from the date of the deposit (i.e. March 1, 2017).

At this preliminary stage, the Company cannot provide an assessment as to the chances of the claim and the exposure to the Company.

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

ITEM 8.B. SIGNIFICANT CHANGES

Since the date of our financial statements for the year ended December 31, 2016, as part of the motion to approve the filing of a derivative claim, on February 2, 2017, we have submitted a request to instruct the Applicants that the discovery process from the Company has been completed and on February 2, 2017, the Applicants submitted a request for discovery of another documents from the Company. A Pre-trial hearing is scheduled for February 23, 2017.

In March 2017, our audit committee and board of directors approved, approved the receipt of a loan from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017. For further details see Item 5.B. "Operating and Financial Review and Prospects - Liquidity and Capital Resources" above.

In March 2017, our subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or the Tenant, regarding the deposit of the monthly rent for March 2017 amounting to approximately CHF 279,400 (app. $276,800 vat inclusive) with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. The Tenant claims that there are serious defects affecting the rented premises, which merit the Tenant with a reimbursement of CHF 2.4 million (app, $2.4 million) (excluding VAT) as well as approximately CHF 69,200 (app, $68,500) as indemnification for consequential damages for the years 2014 and 2015. If the Tenant would file a formal claim, and his motion will be approved, it may has a material adverse effect on our financial results.

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

	Nasdaq		TASE
Year	High	Low	High	Low
2012	$6.45	$4.51	-	-
2013	$6.9	$4.51	-	-
2014	$8.21	$5.15	-	-
2015	$9.29	$6.03	NIS 3.68	NIS 2.72
2016	$9.2	$6.21	NIS 3.05	NIS 2.6

2015
First Quarter	$7.21	$6.03	-	-
Second Quarter	$9.29	$6.25	NIS 3.68	NIS 2.89
Third Quarter	$8.75	$6.5	NIS 3.2	NIS 2.83
Fourth Quarter	$8	$6.37	NIS 3.2	NIS 2.72

2016
First Quarter	$8.2	$6.75	NIS 3.05	NIS 2.6
Second Quarter	$8	$6.21	NIS 2.95	NIS 2.66
Third Quarter	$8.45	$6.65	NIS 2.95	NIS 2.95
Fourth Quarter	$9.2	$7.5	NIS 2.95	NIS 2.81

2017
First Quarter Until March 22, 2017)	$9.35	$7.2	NIS 3.92	NIS 2.67

Most Recent Six Months	High	Low	High	Low
October 2016	$9	$7.81	NIS 3	NIS 2.96
November 2016	$9.2	$7.5	NIS 3	NIS 2.9
December 2016	$8.2	$7.52	NIS 3	NIS 2.8
January 2017	$7.9	$7.56	NIS 3.11	NIS 2.8
February 2017	$9.35	$7.56	NIS 3.92	NIS 2.7
March 2017 (Until March 22, 2017)	$9.1	$7.2	NIS 2.77	NIS 2.67

On March 22, 2017, the reported closing sale price of our ordinary shares on The NASDAQ Global Market, was $9.1 per share and on the Tel Aviv Stock Exchange, was NIS 2.71 per share.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

 Our ordinary shares have been listed on The NASDAQ Global Market since April 7, 1999, under the symbol "OBAS". On April 2015 we have listed our ordinary shares for trading on the Tel Aviv Stock Exchange under the symbol "OBAS".

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

The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director is interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote on compensation to themselves or any members of their body is limited in that such decision requires the approval of the compensation committee, the board of directors and the shareholders at a general meeting, see "Approval of Certain Transactions" below.

Under Israeli law each director must act with an independent and sole discretion. Director who does not act this way is in breach of his fiduciary duties.

The powers of our directors to borrow are not limited, except in the same manner as any other transaction by the Company.

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,214,256 ordinary shares were issued and outstanding as of March 22, 2016. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

An ordinary resolution, such as a resolution for the election of directors, or the appointment of auditors, requires the approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or through a voting instrument and voting thereon. Under our articles of association, if a resolution to amend the articles of association is recommended by our board of directors, such recommended resolution's adoption in a general meeting of the shareholders requires an ordinary majority. In any other case, such a resolution requires approval of a special majority of more than three quarters of the votes of the shareholders entitled to vote themselves, by proxy or through a voting instrument.

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

Rights in the Company's profits

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

Fiduciary Duty and Duty of Care of Directors and Officers

The Companies Law codifies the duties directors and officers owe to a company. An "Officer" includes a company's general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other directors or managers directly subordinate to the general manager. The directors' and officers' principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company's benefit which include:

❖	the avoidance of any conflict of interest between the director's or officer's position with the company and any other position he or she fulfills or with his or her personal affairs;

❖	the avoidance of any act in competition with the company's business;

❖	the avoidance of exploiting any of the company's business opportunities in order to gain a personal advantage for himself or for others; and

❖	the disclosure to the company of any information and documentation relating to the company's affairs obtained by the director or officer due to his or her position with the company.

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

Approval of Certain Transactions

Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of directors' and officers' insurance, or grant of indemnification (whether prospective or retroactive) and engagement terms of such director with a company in other positions require the approval of the audit committee, the board of directors and the shareholders of the company. In addition, transactions between a public company and its director or officer, or a transaction between such company and other person in which such director or officer has a personal interest must be approved by such company's board of directors, and if such transaction is considered an extraordinary transaction (as defined below) it must receive the approval of such company's audit committee as well. The determination whether such transaction is considered extraordinary or not is required to be made by audit committee.

The Companies Law also requires that any extraordinary transaction between a public company and its controlling shareholder or an extraordinary transaction between such company and other person in which such company's controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company by an ordinary majority, provided that (i) such majority vote at the shareholders meeting shall include a majority of the total votes of shareholders having no personal interest in the transaction, participating at the voting (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed two percent (2%) of the total voting rights in the company. An "extraordinary transaction" is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company's profitability, assets or liability. Such an extraordinary transaction which shall last for a period exceeding three years shall be approved again by such company's audit committee, board of directors and general meeting of shareholders by the special majority described above once in every three years.

The Companies Law further provides that the engagement terms of a controlling shareholder or its relative (including by an entity controlled by such controlling shareholder or its relative) with the company, either as an officer or an employee, must also be approved by such company's compensation committee, board of directors and general meeting by the special majority described above. Such an engagement which shall last for a period exceeding three years shall be approved again by such company's audit committee, board of directors and general meeting by the special majority described above once in every three years. However, an engagement described in the beginning of this paragraph only which may be approved for a period exceeding three years, provided that the audit committee approved the engagement term to be reasonable under the circumstances.

The Companies Law prohibits any person who has a personal interest in a matter to participate in the discussion and voting pertaining to such matter in the company's board of directors or audit committee except for in circumstances when the majority of the board of directors' (or the audit committee – as the case may be) has a personal interest in the matter. In case the majority has a personal interest in such matter then such matter must also be approved by the company's shareholders. An officer who has a personal interest may be present for the presentation of the transaction if the chairman of the audit committee or the chairman of the board of directors as the case may be, determined that such officer's presence is required for the presentation of the said transaction.

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

On December 19, 2013, and following the approval by our compensation committee and our board of directors, our shareholders approved a compensation policy for our directors and officers, in accordance with the provisions of the Companies Law. On December 29, 2016, and following the approval by our compensation committee and our board of directors, our shareholders approved a new compensation policy and such policy is in affect for a 3-year term.

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

Anti-Takeover Provisions; Mergers and Acquisitions

Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company and no other shareholder of the company holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. The special tender offer may be consummated only if (a) at least 5% of the voting power attached to the company's outstanding shares will be acquired by the offeror and (b) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company's board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An executive officer in a target company who, in his or her capacity as an executive officer, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such executive officer acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, executive officer of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

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

Full Tender Offer. A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, hold over 90% of the target company's issued and outstanding share capital or that certain class of shares is required by the Companies Law to make a tender offer to all of the company's shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether it accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company's issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Merger. The Companies Law permits merger transactions if approved by each party's board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party's shares voted on the proposed merger at a shareholders' meeting called with at least 35 days' prior notice.

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

The Centralization Law. The Israeli parliament (the Knesset) approved the new Promotion of Competition and Reduction of Centralization Law, 5774-2013, or the Centralization Law, which, among others, imposes new constraints and stricter corporate governance rules on pyramid conglomerates, and forces separation between equity holdings in significant non-financial corporate businesses and equity holdings in significant financial businesses. The Centralization Law has entered into force on December 11, 2013.

10.C. MATERIAL CONTRACTS

Swiss Pro Capital Limited

On March 1, 2010, the Company's subsidiary in Luxembourg Optibase RE 1 SARL or Optibase RE 1 entered into an Option Agreement, or the Option Agreement, with a Cypriot company, Swiss Pro, with respect to a commercial building acquired by the Company in October, 2009 in Rümlang, Switzerland. Through its beneficial owner, Swiss Pro introduced Optibase to the Rümlang property and facilitated Optibase's acquisition and financing of the property. Under the Option Agreement, Optibase RE 1 granted Swiss Pro an option to purchase twenty percent (20%) of the share capital of Optibase RE 1. Swiss Pro undertook to pay a purchase price for the option of CHF 315,000 for the option. The exercise price under the Option Agreement is calculated based on twenty percent (20%) Optibase's acquisition costs for the Rümlang Property plus interest and an adjustment for proceeds that are distributed to the shareholders of Optibase RE 1. The shares that would be issued to Swiss Pro upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase. The option granted under the Option Agreement will expire within eight years from the entrance into the agreement, i.e.: on February 28, 2018.

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

Purchase Price

The total purchase price paid by us to the Sellers at the closings of the transaction, was EUR 28.75 million (app. $31.5 million) (EUR 24 million for the twenty-five supermarkets and additional EUR 4.75 million for the two supermarkets), or the Purchase Price. In addition to the Purchase Price, we incurred acquisition costs, including real estate transfer taxes, of approximately EUR 2.1 million (app. $2.4 million).

We financed a portion of the Purchase Price with the proceeds of a EUR 20 million senior mortgage loan from DG HYP secured by the Transaction Portfolio (as detailed above), and the remaining part through a contribution of equity in part from working capital and in part by obtaining additional financing.

Properties

In general, the Transaction Portfolio, which represents a homogenous retail portfolio in established retail locations, has approximately 37,000 square meters of total rental space and currently generates annual net rental income of more than EUR 3 million (approximately $3.6 million). The properties have an average occupancy rate of more than 90% of the total rental area, and an average remaining lease term of approximately seven years.

Upon the acquisition of the Transaction Portfolio, Optibase Bavaria was assigned the Sellers' rights and obligations under the leases. The tenants currently operating on Transaction Portfolio include 26 supermarket, and one commercial building with mixed retail and office uses. The largest tenant in the Transaction Portfolio is EDEKA Handelsgesellschaft Südbayern mbH, or Edeka, one of the largest supermarket chain in the German market, currently leases 22 of the rental properties in the Transaction Portfolio. In addition to the hypermarkets and supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of Edeka.

Leases

Optibase Bavaria accepted the assignment of the Sellers' rights and obligations under the leasehold estate agreements in respect of the properties, as of the effective date of the purchase agreement, and the Sellers were released from all rights and claims of the tenants and future tenants relating to the period after the respective closing dates. Optibase Bavaria retained EUR 295,979 of the Purchase Price (i.e. one gross monthly payment from all the lease agreements acquired) to apply to any amounts which tenants erroneously pay to the Sellers. All rental deposits paid by the tenants up until the effective date were transferred by the Sellers to Optibase Bavaria.

Property-Related Agreements

Upon the closing of the Transaction Portfolio, Optibase Bavaria assumed the Sellers' rights and obligations under certain services and property management agreements.

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

Investment Amount

We have invested $12.9 million, or the Invested Amount, in exchange for a thirty percent (30%) interest in the Joint Venture Company. In addition to the Investment Amount, we incurred acquisition costs of approximately $242,000.

On June 17, 2016, and in accordance with our initial investment agreement in 300 South Riverside Plaza, Chicago, we have invested an additional amount of $3 million which accrues interest of 12% per annum.

Property

In general, the Property is a 23-story, trophy Class A office building located in Chicago's premier West Loop submarket and encompasses more than 1.1 million square feet of total rental space, of which 98% is currently occupied. The Property currently generates annual net rental income of $17.4 million.

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

10.D. EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non‑Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under the law and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non‑Israeli currencies.

Dividends, if any, paid to holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non‑Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

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

Israeli taxation

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

Capital Gains Taxes Applicable to Non Israeli Resident Shareholders.

A non Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the nonresident maintains in Israel.  However, non Israeli corporations will not be entitled to the foregoing exemption if Israeli residents:  (i) have a controlling interest of 25% or more in such non Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non Israeli corporation, whether directly or indirectly.  Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

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

Taxation of Non Israeli Shareholders on Receipt of Dividends.

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder's country of residence. With respect to a person who is a "substantial shareholder" at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A "substantial shareholder" is generally a person who alone or together with such person's relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the "means of control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise or 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. Dividends paid on publicly traded shares, which are registered with and held by a nominee company, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%.

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

Other Income Tax

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to tax at the rate of approximately 29%, 24% and 34% respectively in 2016.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Most of our revenues are generated in CHF but a portion of our expenses is incurred in NIS and in U.S. dollars. Therefore, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations. In addition, following the closing of the Transaction Portfolio in Germany as detailed in Item 10.C. "Material Contracts" above, our results of operations will be exposed to fluctuations in the exchange rate of NIS against the U.S. dollar and against the EUR as well.

The deflation rate in Israel was approximately  (0.2)% in 2014, (1)% in 2015 and inflation rate of 0.9% in 2016. The changes of the NIS against the dollar was a devaluation of approximately (12)% in 2014, (0.3)% in 2015 and appreciation of 1.5% in 2016. The change of the CHF against the dollar was a devaluation of approximately (10)% in 2014, (0.2)% in 2015 and (2.8)% in 2016. The change of the Euro against the dollar was a devaluation of approximately (10)% in 2014, approximately (10)% in 2015 and (3.6)% in 2016.

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

In February 2016, we entered into a hedging of cross currency interest rate swap transaction for the total amount of approximately NIS 34.2 million at fixed interest rate of 6.7% in exchange for approximately $8.7 million at fixed interest rate of 7.95% with semi-annually payments commencing on June 2016 through December 2021, the termination date.

Interest Rate and Rating Risks

Our exposure to market risk for changes in interest rates in Switzerland relates primarily to our long term loan taken for the purchase of our real-estate property in Switzerland and denominated in Swiss Franks (CHF). Changes in Swiss interest rates, could affect our financial results.

Investments Risks

In the second quarter of 2003, we transferred approximately $39.3 million of our monies and investments to Optibase, Inc. to achieve better net profit from the investment. As of December 31, 2016, our available net cash was $16 million. As of December 31, 2016, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable. (For a description of our Series A Bonds see "Item 5.B: Operating and Financial Review and Prospects - Liquidity and Capital Resources").

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

(b)    Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework for Internal Control-Integrated Framework (1992) set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company's internal controls over financial reporting were effective as of December 31, 2016.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2016, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young in Switzerland and in the United States, to Optibase in 2015 and 2016 (in thousands of dollars):

	2015	2016
Audit fees (1)	89	95
Audit-related fees (2)	26	5
Tax fees (3)	46	56
All other fees (4)	-	-
Total	161	156

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

During 2015 and 2016, our audit committee approved all the audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in Switzerland and in the United States.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

We have not and do not expect to apply for any exemptions from the NASDAQ listing standards for audit committees.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

There are no significant ways in which the Company's corporate governance practices differ from those followed by domestic companies listed on the Nasdaq Global Market.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The following are our financial statements audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal year ended December 31, 2016, are filed as part of this annual report:

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

OPTIBASE LTD.

We have audited the accompanying consolidated balance sheets of Optibase Ltd. (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an associate, the investment in which, at equity, amounted to approximately $ 15,045 thousand as of December 31, 2016, and the Company's share in its net loss amounted to approximately $ 737 thousand for the year ended December 31, 2016. The financial statements of this company were audited by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included for this associate, is based solely on the report of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with United States generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2017	A Member of Ernst & Young Global

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,024	$23,806
Trade receivables (net of allowance for doubtful accounts of $ 154 and $ 118 at December 31, 2016 and 2015, respectively)	220	177
Other accounts receivable and prepaid expenses	528	318

Total current assets	16,772	24,301

LONG-TERM INVESTMENTS:
Long-term deposits	2,785	2,670
Investments in companies and associates	22,892	20,663

Total long-term investments	25,677	23,333

PROPERTY AND OTHER ASSETS, NET
Real estate property, net	207,690	214,840
Other assets, net	245	470

Total property, equipment and other assets	207,935	215,310

Total assets	$250,384	$262,944

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2015
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans and bonds	$10,360	$8,535
Other accounts payable and accrued expenses	4,254	3,297
Other short-term liabilities		-
Total liabilities attributed to discontinued operations	2,061	2,109

Total current liabilities	16,675	13,941

COMMITMENTS AND CONTINGENT LIABILITIES

LONG-TERM LIABILITIES:
Deferred tax liabilities	13,620	14,178
Land lease liability, net	6,133	6,412
Other Long-Term Liabilities	407	264
Long-term loans, net of current maturities	129,261	140,082
Long-term bonds, net of current maturities	10,160	12,483

Total long-term liabilities	159,581	173,419

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.65 par value - Authorized: 6,000,000 shares at December 31, 2016 and 2015; Issued: 5,214,256 and 5,183,525 shares at December 31, 2016 and 2015, respectively; Outstanding: 5,172,361 and 5,133,631 shares at December 31, 2016 and 2015, respectively	993	988
Additional paid-in capital	138,155	137,961
Treasury shares – 41,895 and 49,895 shares at December 31, 2016 and 2015, respectively	(87)	(354)
Accumulated other comprehensive loss	(3,002)	(1,906)
Accumulated deficit	(80,925)	(80,905)

Total shareholders' equity of Optibase Ltd.	55,134	55,784

Non-controlling interests	18,994	19,800

Total shareholders' equity	74,128	75,584

Total liabilities and shareholders' equity	$250,384	$262,944

The accompanying notes are an integral part of the consolidated financial statements.

March 30, 2017
Date of approval of the	Amir Philips	Alex Hilman
financial statements	Chief Executive Officer	Executive Chairman of the Board

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2016	2015	2014

Fixed income from real estate rent	$16,338	$15,273	$13,938

Costs and expenses:
Cost of real estate operations	3,159	2,958	2,777
Real estate depreciation and amortization	4,244	3,925	3,813
General and administrative	2,615	1,849	2,167
Other operating costs	-	2,352	-

Total costs and expenses	10,018	11,084	8,757

Gain on sale of operating properties	-	-	2,709

Operating income	6,320	4,189	7,890

Other income	1,116	429	394
Financial expenses, net	(3,366)	(1,807)	(1,151)

Income before taxes on income	4,070	2,811	7,133
Taxes on income	(1,627)	(1,609)	(1,502)
Equity share in losses of associates, net	(323)	(31)	(186)

Net income	2,120	1,171	5,445

Net income attributable to non-controlling interest	1,925	2,239	2,106

Net income (loss) attributable to Optibase Ltd.	$195	$(1,068)	$3,339

Net earnings per share:

Basic and diluted net earnings (loss) per share	$0.04	$(0.21)	$0.65

Weighted average number of shares used in computing basic net earnings per share:	5,147,130	5,133,024	5,126,616

Weighted average number of shares used in computing diluted net earnings per share:	5,157,165	5,133,024	5,131,072

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Net income	$2,120	$1,171	$5,445

Foreign currency translation adjustments	(1,475)	(467)	(5,325)
Financial liability related to hedging	(143)	(264)	-

Other comprehensive income	502	440	120

Net earnings attributable to non-controlling interests	(1,925)	(2,239)	(2,106)
Other comprehensive loss attributable to non-controlling interests	522	46	2,265

Comprehensive income (loss) attributable to Optibase Ltd.	$(901)	$(1,753)	$279

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total shareholders' equity

Balance as of January 1, 2014	$988	$137,825	$(688)	$1,839	$(82,901)	$57,063	$21,861	$78,924

Stock-based compensation	-	97	-	-	-	97	-	97
Issuance of treasury shares upon vesting of shares	-	(24)	134	-	(110)	-	-	-
Dividend distribution	-	-	-	-	-	-	(2,066)	(2,066)
Other comprehensive loss	-	-	-	(3,060)	-	(3,060)	(2,265)	(5,325)
Net income	-	-	-	-	3,339	3,339	2,106	5,445

Balance as of December 31, 2014	988	137,898	(554)	(1,221)	(79,672)	57,439	19,636	77,075

Stock-based compensation	-	98	-	-	-	98	-	98
Issuance of treasury shares upon vesting of shares	-	(35)	200	-	(165)	-	-	-
Dividend distribution	-	-	-	-	-	-	(2,029)	(2,029)
Other comprehensive loss	-	-	-	(685)	-	(685)	(46)	(731)
Net income (loss)	-	-	-	-	(1,068)	(1,068)	2,239	1,171

Balance as of December 31, 2015	988	137,961	(354)	(1,906)	(80,905)	55,784	19,800	75,584

Stock-based compensation	-	60	-	-	-	60	-	60
Issuance of shares upon exercise of stock options	5	186	-	-	-	191	-	191
Issuance of treasury shares upon vesting of shares	-	(52)	267	-	(215)	-	-	-
Dividend distribution	-	-	-	-	-	-	(2,209)	(2,209)
Other comprehensive loss	-	-	-	(1,096)	-	(1,096)	(522)	(1,618)
Net income	-	-	-	-	195	195	1,925	2,120

Balance as of December 31, 2016	$993	$138,155	$(87)	$(3,002)	$(80,925)	$55,134	$18,994	$74,128

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:

Net income	$2,120	$1,171	$5,445
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,244	3,925	3,813
Gain on sale of real estate	-	-	(2,709)
Stock-based compensation related to options and unvested shares	60	98	97
Decrease (increase) in trade receivables	(46)	111	(61)
Equity share in losses of associates, net	520	31	186
Increase (decrease) in deferred tax liabilities	(177)	(48)	(1,577)
Decrease in other short-term liabilities	-	(538)	(944)
Decrease in land lease liabilities	(107)	(109)	(187)
Decrease (increase) in other accounts receivable and prepaid expenses	(370)	1,070	(1,174)
Increase (decrease) in accrued expenses and other accounts payable	1,060	(1,687)	1,737

Net cash provided by continuing operations	7,304	4,024	4,626
Net cash provided by (used in) discontinued operations	(48)	(44)	693

Net cash provided by operating activities	7,256	3,980	5,319

Cash flows from investing activities:

Proceeds from (investment in) long-term lease deposits	-	-	7
Investment in real estate property	(2,450)	(2,215)	(1,093)
Sale of real estate property, net	-	-	6,169
Decrease (increase) in restricted cash	-	-	144
investments in associates, net	(2,749)	(13,142)	-
Decrease (increase) in other long-term deposits	159	(2,616)	-
Acquisition of Optibase Bavaria (c)	-	(31,473)	-

Net cash provided by (used in) investing activities	(5,040)	(49,446)	5,227

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from financing activities:

Repayment of long-term bank loans and bonds	(8,112)	(2,811)	(2,599)
Proceeds from bank loan	530	36,969	-
Proceeds from issuance of long-term bonds	-	15,045	-
Dividend distribution	(2,209)	(2,029)	(2,066)
Issuance of shares upon exercise of stock options	191	-	-

Net cash provided by (used in) financing activities	(9,600)	47,174	(4,665)

Exchange differences on balances of cash and cash equivalents	(398)	(804)	(1,790)

Increase (decrease) in cash and cash equivalents	(7,782)	904	4,091
Cash and cash equivalents at the beginning of the year	23,806	22,902	18,811

Cash and cash equivalents at the end of the year	$16,024	$23,806	$22,902

(a)	Supplemental cash flow activities:

	Cash paid during the year for:

	Taxes	$1,420	$3,971	$27

	Interest	$2,896	$1,795	$2,109

(b)	Significant non-cash transactions:

	Sale of real estate property	$-	$-	$105

(c)	Acquisition of Optibase Bavaria:

	Real estate property	$-	$31,399	$-
	Other assets, net	-	74	-

	Cash paid by the Company	$-	$31,473	$-

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

As of December 31, 2016, the Company manages its activity through three active subsidiaries: Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc."), Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, and OPCTN SA, a Luxembourg company owned 51% by the Company which was incorporated in February 2011 ("Subsidiaries"), (collectively, the "Group").

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

On September 17, 2014 the Company, through its subsidiary, Optibase Inc. sold 11 of the residential units for the total consideration of $ 6,411.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

2.	Retail portfolio in Bavaria, Germany:

On December 18, 2014 the Company through Optibase SARL subsidiary, Optibase Bavaria GmbH & Co. KG ("Optibase Bavaria"), entered into a Purchase Agreement with an unrelated third party to acquire a retail portfolio of twenty-seven Commercial properties in, Germany (the "Retail Portfolio in Germany").

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

On June 2, 2015 the first stage of the transaction closing occurred and the Company acquired twenty-five (25) supermarkets in consideration of a purchase price of € 24,000 (approximately $ 26,249 as of the purchase date). On July 8, 2015 the Company acquired the two (2) remaining supermarkets for an additional purchase price of € 4,750 (approximately $ 5,224 as of the purchase date).

In addition to the purchase price, the Company incurred acquisition costs, including real estate transfer taxes of € 2,075 (approximately $ 2,352 during 2015) and presented in the consolidated statements of operations as other operating costs.

The portfolio purchase price has been allocated to real estate properties and other assets, net, in accordance with the Company's accounting policies for business combinations.

The total purchase price was allocated as follows:

Real estate property	$31,399
Other assets, net	74

Total purchase price	$31,473

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

3.         300 South Riverside Plaza, Chicago:

On December 29, 2015, the company through its subsidiary, Optibase Inc, completed an investment in 300 River Holdings, LLC, (the "Joint Venture Company") which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago under a 99 year ground lease expiring in 2114. The company invested $ 12,900 in exchange for a thirty percent (30%) interest in the Joint Venture Company. In addition to the Purchase Price, the Company incurred acquisition costs of approximately $ 242. On June 17, 2016, and in accordance with the Company's initial investment agreement, the Company has invested an additional amount of $ 3,000 which accrues interest of 12% per annum.

c.
The Company's two major tenants accounted for 18% and 18%, 23% and 12% and 23% and 10% of the Company revenues in the years ended December 31, 2016, 2015 and 2014 respectively. No other tenants accounted for more than 10% of the company revenues.

For further details regarding a dispute to which OPCTN's subsidiary, Eldista Gmbh, see Note 18.1.

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

On March 16, 2010, the Company and its subsidiary, Optibase Inc., entered into an asset purchase agreement (the "Agreement") with Optibase Technologies Ltd. and Stradis Inc., wholly owned subsidiaries of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec, Optibase Technologies Ltd. and Stradis Inc., collectively, "Vitec"). According to the Agreement, the Company sold to Vitec all of the assets and liabilities related to the Company's Video Solutions Business (the "Video Activity"). The closing of the transaction occurred on July 1, 2010.
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

The liabilities of the Video activity for the years ended December 31, 2015 and 2016, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	Year ended December 31,
	2016	2015
Liabilities:

Total liabilities attributed to discontinued operations	$2,061	$2,109

Total liabilities	$2,061	$2,109

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

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

Real estate properties and equipment are stated at cost net of accumulated depreciation. Costs include those related to acquisition, including building improvements.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Building	25 - 65
Buildings' improvements	5 - 20
Condominium units	30

g.	Long-lived assets including intangible assets:

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
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company reviews assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2016 and 2015, no impairment losses have been identified.

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

The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2016 and 2015, the Company had outstanding hedging instruments in amount of $ 143 and $ 264 respectively. At times, the Company may use derivative instruments to manage exposure to variable interest rate risk. Occasionally, the Company enters into interest rate swaps to manage its exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. The Company generally enters into derivative instruments that qualify as cash flow hedges and it does not enter into derivative instruments for speculative purposes.

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

The Company believes that its tax positions are all highly certain of being upheld upon examination. As such, as of December 31, 2016 and 2015 the Company has not recorded a liability for uncertain tax positions.

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

Options and restricted shares that have been excluded from the calculations of diluted net income per share were 10,035 and 4,456 for the years ended December 31, 2016 and 2014.

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

The fair value was estimated at the date of grant using the following weighted average assumptions for the Black-Scholes model. During 2016 and 2015 there were no new grants.

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

Swap instrument are measured at fair value under ASC 820 on a recurring basis as of December 31, 2016 and 2015.

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

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Recent accounting pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements, and does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

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
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued the ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The FASB decided to not fundamentally change lessor accounting. However, some changes have been made to lessor accounting to conform and align that guidance with the lessee guidance and other areas within U.S. GAAP. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. The company is currently evaluating the impact, if any, of the adoption of this new standard, and does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In January 2016, the FASB issued ASC 2016-01, Financial Instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes the following targeted changes for financial assets and liabilities: i) requiring equity investments with readily determinable fair values to be measured at fair value with changes recognized in net income; ii) simplifying the impairment assessment of equity securities without readily determinable fair values using a qualitative approach; iii) eliminating disclosure of the method and significant assumptions used to fair value instruments measured at amortized cost on the balance sheet; iv) requiring use of the exit price notion when measuring the fair value of instruments for disclosure purposes; v) for financial liabilities where the fair value option has been elected, requiring the portion of the fair value change related to instrument-specific credit risk (which includes a Company's own credit risk) to be separately reported in other comprehensive income; vi) requiring the separate presentation of financial assets and liabilities by measurement category and form of financial asset (liability) on the balance sheet or accompanying notes; and vii) clarifying that the evaluation of a valuation allowance on a deferred tax asset related to available-for-sale securities should be performed in combination with the entity's other deferred tax assets. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those years Early adoption of item (v) above is permitted for financial statements (both annual and interim periods) that have not yet been issued. The Company have not determined when the Company will adopt item (v) above of this ASU. The Company will adopt the remaining provisions of the ASU on January 1, 2018. The Company are evaluating the impact of this ASU on the Company's financial statements.

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

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total
Cost:

At January 1, 2015	$26,486	$159,393	$19,215	$(8,607)	$196,487
Additions	7,388	25,467	759	(359)	33,255

At December 31, 2015	33,874	184,860	19,974	(8,966)	229,742
Additions	-	1,969	481	(5,710)	(3,260)

At December 31, 2016	33,874	186,829	20,455	(14,676)	226,482

Accumulated depreciation:

At January 1, 2015	-	10,564	932	(213)	11,283
Depreciation charge for the year	-	3,314	394	(89)	3,619

At December 31, 2015	-	13,878	1,326	(302)	14,902
Depreciation charge for the year		3,631	394	(135)	3,890

At December 31, 2016	-	17,509	1,720	(437)	18,792

Real estate property, net:

At December 31, 2016	33,874	169,320	18,735	(14,239)	207,690

At December 31, 2015	$33,874	$170,982	$18,648	$(8,664)	$214,840

Estimated depreciation expenses by years are as follows:

Year	Estimated depreciation expenses

2017	3,890
2018	3,890
2019	3,890
2020 and thereafter	162,146

$173,816

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	Above, below market value of in-place leases	Currency translation adjustment	Total
Cost:

At January 1, 2015	$1,450	$(47)	$1,403
Additions	74	(3)	71

At December 31, 2015	1,524	(50)	1,474
Additions	-	(32)	(32)

At December 31, 2016	1,524	(82)	1,442

Accumulated depreciation:

At January 1, 2015	871	(77)	794
Depreciation charge for the year	217	(7)	210

At December 31, 2015	1,088	(84)	1,004
Depreciation charge for the year	219	(26)	193

At December 31, 2016	1,307	(110)	1,197

Other assets, net:

At December 31, 2016	217	28	245

At December 31, 2015	$436	$34	$470

Intangible assets consist of lease contracts with tenants deriving from the purchase of a building complex in Geneva in 2011 and purchase of retail portfolio in Germany. See Note 1b(2).
Estimated amortization expenses by years are as follows:

Year	Estimated amortization expenses

2017	196
2018	38
2019	23
2020 and thereafter	(12)

$245

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2015

Prepaid expenses	$407	$131
Income receivable	95	109
Deposit	6	6
Others	20	72

	$528	$318

NOTE 6:-	LONG-TERM DEPOSIT

	December 31,
	2016	2015

Bonds deposit (1)	$1,709	$1,685
Restricted account (2)	727	931
SWAP (3)	274	-
Other	75	54

	$2,785	$2,670

(1)	Bonds deposit of one payment of principal and interest reserves. See Note 10.
(2)	Restricted account contains two amounts:
(2.1)	Restricted amount of $ 103 funded related to an interest reserve on behalf of a loan in Miami. See Note 9d
(2.2)	Restricted amount of $ 624 related to the hedging transaction, see details (3) below.
(3)	Hedging of cross currency interest rate swap transaction for the total amount of approximately NIS 34,200 (As of December 31,2016 NIS 31,400) at fixed interest rate of 6.7% in exchange for approximately $ 8,700 (As of December 31, 2016 $ 8,000) at fixed interest rate of 7.95% with semi-annually payments commencing on June 2016 through December 2021, the termination date.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INVESTMENTS IN COMPANIES AND ASSOCIATES

a.
On October 12, 2012, the Company acquired through its subsidiary beneficial interests in Two Penn Center Plaza in Philadelphia, Pennsylvania. This investment is accounted for using the equity method of accounting as the Company's indirect beneficial interest in Two Penn Center Plaza is 19.66% and therefore is considered to be more than minor (more than 3 to 5 percent), the equity method was applied.

	December 31,
	2016	2015

Invested in equity	$4,025	$4,025
Accumulated net loss	(538)	(504)

Total investment	$3,487	$3,521

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

c.
On December 29, 2015, the company through its subsidiary, Optibase Inc, completed an investment in 300 River Holdings, LLC, (the "Joint Venture Company") which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago under a 99 year ground lease expiring in 2114. The company invested $ 12,900 in exchange for a thirty percent (30%) interest in the Joint Venture Company. In addition to the Purchase Price, the Company capitalized acquisition costs of approximately $ 242. See Note 1b(3). On June 17, 2016, and in accordance with the Company's initial investment agreement, the Company has invested an additional amount of $ 3,000 which accrues interest of 12% per annum.

	December 31,
	2016	2015

Invested in equity	$16,142	$13,142
Accumulated net loss	(737)	-

Total investment	$15,405	$13,142

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INVESTMENTS IN COMPANIES AND ASSOCIATES (Cont.)

d.	Investments in associates accounted for using the equity method of accounting:

Summarized data of the financial statements of associates, unadjusted to the Company's percentage of holdings: *)

	December 31,
	2016	2015

Assets	$285,988	$278,402
Liabilities	$352,892	$337,599
Fixed income from real estate rent	$46,324	$11,215
Net income (loss)	$(9,740)	$97

*)	The information presented does not include excess cost and goodwill.

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2016	2015

Employees and payroll accruals	$215	$225
Accrued expenses	1,011	671
Government (mainly tax provision)	1,803	1,311
Advance tenants payments	607	848
Tenant security deposits	120	119
Trade payables	498	123

Total	$4,254	$3,297

NOTE 9:-        LONG-TERM LOANS

a.
On October 29, 2009, Optibase SARL received a mortgage loan (the "Loan") from a financial institution in Switzerland, in the amount of CHF 18,800 for the purpose of purchasing the real estate property located in Rümlang, Switzerland (the "Property"). The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins 0.8%. The financial institution may increase the margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The loans are repaid at a rate of CHF 376 per year. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2016, the Company met the required covenants.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	LONG-TERM LOANS (Cont.)

Maturities of the loan by years are as follows:

Year ended December 31,

2017 (current maturity)	$368

Long-term portion:

2018	368
2019	368
2020	368
2021	368
Thereafter	14,023

Total	$15,495

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

Maturities of the loan by years are as follows:

Year ended December 31,

2017 (current maturity)	$1,962

Long-term portion:

2018	1,962
2019	1,962
2020	1,962
2021	1,962
Thereafter	78,840

Total	$86,688

The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2016, the Company met these covenants.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-        LONG-TERM LOANS (Cont.)

c.
Optibase Bavaria negotiated a loan agreement with a Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft ("DG HYP"), for the provision of a senior mortgage loan in the amount of up to Euro 21,000 of which the Company utilized Euro 20,474. The effective interest rate was closed at 2.15%. The loan is repaid in quarterly installments of EUR 105 each, up until April 30, 2020. The terms of the loan includes certain covenants, a debt service cover ratio requirement of between 130% and 110%, and a loan to value requirement of 70% in the first three years and 65% in the fourth and fifth years. As of December 31, 2016, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2017 (current maturity)	$443

Long-term portion:

2018	443
2019	443
2020	19,468

Total	$20,354

d.
On July 8, 2015, the Company subsidiary, Optibase Inc, entered into a loan agreement with City National Bank of Florida for a gross amount of $ 15,000 for the financing of certain condominium units the Company owns in Miami and Miami Beach, Florida. The loan was taken for a term of three (3) years, with an interest rate of Libor 30-day-rate plus 2.65%. Interest is paid monthly commencing August 1, 2015, and the principal is reduced in six-month intervals beginning July 2016. Loan issuance costs of $ 429 reported in the balance sheet as a direct deduction from the gross amount of the loan. The securities for the Loan include a restricted cash deposit of approximately $ 1,000 and mortgage spread over the assets the Company owns in Florida as mentioned above. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2016, the Company met these covenants.

Year ended December 31,

2017 (current maturity)	$4,987

Long-term portion:

2018	6,724

Total	$6,724

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM BONDS

In August 2015, the Company issued gross amount of NIS 60,000 (approximately $ 15,700 as of the issue date) in aggregate principal amount of Series A Bonds bearing annual fixed interest of 6.7% payable in semi-annual installments on June 30 and on December 31 of each of the years 2015 through 2021, commencing on December 31, 2015 and ending on December 31, 2021. The principal will be repaid in semi-annual installments on June 30 and on December 31 of each of the years of 2016 through 2021, commencing on June 30, 2016 and ending on December 31, 2021. The bonds (principal and interest) are not linked to any currency or index.

Debt issuance costs of $ 384 (As of December 31, 2016 $ 245) reported in the balance sheet as a direct deduction from the gross amount of the bonds according to Accounting Standards Update, or ASU, 2015-03 issued by the Financial Accounting Standards Board In April 2015. The Company elected to adopt this standard early, effective August 10, 2015. The debt issuance costs are amortized in accordance with the bonds payments. The Company is required to meet certain covenants under this bonds. As of December 31, 2016, the Company met these covenants.

Maturities of the bonds by years are as follows:

Year ended December 31,

2017 (current maturity)	$2,600

Long-term portion:

2018	2,600
2019	2,600
2020	2,600
2021	2,360

Total	$10,160

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries facilities leased and motor vehicles leased under several operating lease agreements for different periods ending in 2026.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2017	133
2018	119
2019	109
2020 and thereafter	745

Total	$1,106

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

The Company was obligated to pay royalties to the Office of the Chief Scientist ("OCS"), in the amount of 3%-3.5% of the sales recorded from products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company was undergoing an audit by the OCS for royalties paid before the sale of the Company's Video business. As of December 31, 2016, the Company believes it has sufficient provisions to cover the outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations as the Company has no further obligation to pay royalties on revenues generated by the Video Activity subsequent to its sale.

d.	Legal claim and contingent liabilities:

1.
In connection with the sale of Video Activity (as further described in Note 1d) and as part of a dispute arose between Vitec and the Company, since October 2010 Vitec and the Company have filed several separate motions with the Tel-Aviv District Court, seeking, inter alia, fixed and temporary injunctions. The motions filed by both parties have been dismissed by the court and were transferred to arbitration proceedings, which were undergoing until February 27, 2014.

On July 30, 2013, the final decision of the arbitrator regarding the arbitration proceedings against Vitec (the "Arbitration Award") was submitted to the parties. The arbitrator accepted the majority of the Company's claims whilst most of Vitec's claims were rejected. The arbitrator award Vitec a total sum of $ 442.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

After the Arbitration Award was given, the Company didn't come to any understating with Vitec. Hence, on September 1, 2013, the Company submitted with the Tel-Aviv District Court a motion requesting the confirmation and validation of the Arbitration Award.

On February 27, 2014, the Court gave its final ruling.

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

On July 30, 2013, along with the Arbitration Award regarding the arbitration with Vitec, the Arbitrator gave his decision regarding the personal claim against Adv. Afik and Afik Counter Claim. The arbitrator chose to accept most of the Company's claims and rejected most of Adv. Afik's claims. The Arbitrator awarded Adv. Afik the sum of $ 46 only.

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

3.
On October 26, 2014, the Company received a letter on behalf of two purported shareholders (the "Shareholders") demanding the Company to file a derivative claim against its controlling shareholder and directors and officers, according to procedures of the Companies Law and requesting discovery of internal documents. The demand alleges, among other things, breach of fiduciary duties by directors and officers with respect to the approval of the transaction to acquire condominium units in Miami Beach, Florida, (the "Transaction"), in accordance with the Companies Law. The Company presented the Shareholders, at their request, with certain materials in connection with the Transaction for their review.

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

The Claim further alleges, that such private placements constitute a prohibited distribution as the shares were issued for an unfair consideration. As a result of the above, the Applicants request the Court to allow them to continue with this derivative claim and ultimately to require all the defendants to pay the Company an aggregate amount of approximately $ 41,900, as well as required the Companies shareholder (current and former) to pay to the Company approximately $ 2,800 plus interest (for the exploitation of a business opportunity). The Applicants further require reimbursement of expenses, legal fees and award to the Applicants.

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

On September 6, 2016, the Applicants submitted to the District Court their answer to the Company's response to the motion to approve the filing of a derivative claim, together with an expert opinion.

On October 30, 2016, a pre-trial hearing was held during which the Court gave instruction regarding the scope of disclosure that the Company needs to discover.

On March 14, 2017 the Company, the Company's directors, CEO and former directors’ submitted an expert opinion as a response to the expert opinion submitted by the Applicants.

Another pre-trial hearing is scheduled for July 13, 2017.

At this stage we cannot provide an assessment as to the chances of the claim and the exposure to the Company.

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

On May 25, 2016 Swiss Pro sent another letter in which they asked for exercise of the granted option. On June 29, 2016, the Company responded to this letter and detailed the required sum for exercise of the granted option, however, the Company has not yet received a response.

At this stage the Company cannot provide an assessment as to the chances of the arguments raised by Swiss Pro and the exposure to the Company.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.
Eldista had a dispute with Swiss Pro Capital ("Swiss Pro"), a company organized under the Switzerland laws, arising from the consultancy agreement enteredbetween the parties and dated May 19, 2011 (the "Consultancy Agreement"). The Consultancy Agreement stated that Swiss Pro would provide services to Eldista in exchange for the payment of a certain consultancy fee (the "Services"). Pursuant to the Consultancy Agreement, Eldista undertook to pay Swiss Pro a bonus in the manner calculated in the Consultancy Agreement.

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

6.
On April 16, 2015, the Company's subsidiary Eldista GmbH, filed a claim to the court in Switzerland in an amount of CHF 961 (approximately $ 1,000) due to damages and unpaid amounts from a specific tenant. Shortly thereafter, the tenant filed a counterclaim against Eldista GmbH in an amount of CHF 157 (approximately $ 171) for damages allegedly caused to it. The court suggested the parties to transfer to mediation proceedings which failed. The court handed down a partial judgment on 31, October 2016, dismissing against the judgment. The appeal is currently pending before the court of appeal of Geneva. At this stage, the Company cannot assess whether the court will receive Elista's or the tenant's arguments.

NOTE 12:-	FAIR VALUE MEASUREMENTS

a.	Recurring fair value measurements:

The fair value of the interest rate swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using interest rate pricing models and observable inputs.

As of December 31, 2016 and 2015, the Company has an interest rate swap agreements for Optibase Bavaria loan. The fair value of the interest rate swap consisted of a liability of $ 407 and $ 264, respectively, is included in long-term liabilities, and the net unrealized income on the Company interest rate swap is included in accumulated other comprehensive loss.

As of December 31, 2014 the Company had an interest rate swap of $508 which was included in short-term liabilities, and the net unrealized income on the Company interest rate swap was included in financial expenses, net.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	FAIR VALUE MEASUREMENTS (Cont.)

b.	Valuation methods:

In accordance with ASC 820, the Company measures its interest rate swap derivative instruments at fair value using the market approach valuation technique. The fair value of interest rate swap derivative instruments is classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices.

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates:

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to the following tax rates:

	Year ended December 31,
	2016	2015	2014

Luxemburg	29%	29%	29%
Switzerland	24%	24%	24%
United States	34%	34%	34%
Germany	16%	16%	-

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

b.	Tax assessments:

The Company has final tax assessments through the tax year 2012.

c.
Deferred tax assets and liabilities:

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

	December 31,
	2016	2015
Deferred tax assets:
NOLs	$28,091	$28,417
Lease provision	1,472	1,539
Mortgage loan	199	210

Deferred tax assets	29,762	30,166

Deferred tax liabilities:
Land	(5,181)	(5,327)
Building	(10,065)	(10,504)
Other assets, net	(45)	(96)
Reserves and allowances	(352)	(163)

Deferred tax liabilities	(15,643)	(16,090)

Valuation allowance	(27,739)	(28,254)

Deferred tax liabilities, net	$(13,620)	$(14,178)

d.	Net operating losses carry-forward:

Through December 31, 2016, Optibase Ltd. had net operating losses carry-forward for tax purposes in Israel of approximately $ 63,000 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2016, Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 33,000 that can be carried forward and offset against taxable income for 20 years, no later than 2036. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S deferred tax assets.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2016	2015	2014

Income before taxes as reported	$4,070	$2,811	$7,133

Theoretical tax benefit computed at the statutory rate (25% and 26.5% for the years 2016, 2015 and 2014, respectively)	1,018	745	$1,890
Income tax at rate other than the Ltd. statutory tax rate	(163)	5	14
Tax adjustments in respect of currency translation	86	42	121
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	591	463	-
Realization of carry forward losses	-	-	(769)
Taxes for previous years	-	45	-
Other non-deductible expenses	95	309	246

Income tax expense	$1,627	$1,609	$1,502

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Income before taxes on income consists of the following:

	Year ended December 31,
	2016	2015	2014

Domestic	$1,060	$1,218	$(1,000)
Foreign	3,010	1,593	8,133

	$4,070	$2,811	$7,133

g.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2016	2015	2014

Current	$1,801	$1,648	$1,489
Deferred	(174)	(39)	13

	$1,627	$1,609	$1,502

Domestic	$-	$-	$-
Foreign	1,627	1,609	1,502

	$1,627	$1,609	$1,502

h.
As of December 31, 2016 and 2015 the Company has no liability for unrecognized income tax benefits, and there was no change in its liability for unrecognized income tax benefits during all years presented.

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

2.
On December 31, 2013 following the approval of the Company board of directors and the approval of the Company shareholders, the Company issued a net sum of 1,300,580 ordinary shares in consideration for the purchase of twelve luxury condominium units in Miami Beach, Florida from a private companies indirectly controlled by Capri, The Company's controlling shareholder. See Note 1b(1).

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

The total number of options available for future grants as of December 31, 2016 was 491,991.

A summary of the Company's stock option activity, and related information, is as follows:

	Year ended December 31, 2016
	Amount	Weighted average exercise price	Weighted average remaining contractual term (years)

Outstanding at the beginning of the year	112,000	$8.65	2.01
Granted	-
Forfeited	-
Exercised	(30,731)	$6.21

Outstanding at the end of the year	81,269	$9.57	1.43

Exercisable options at end of year	81,269	$9.57	1.43

Options vested and expected to vest at end of year	81,269	$9.57	1.43

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-      SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock value as of December 31, 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2016. This amount may change based on the fair market value of the Company's stock. As of December 31, 2016 and 2015, the total intrinsic value of outstanding options was $ 0.

As of December 31, 2016, the compensation cost related to options granted under the Company's stock option plans were fully recognized.

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

As of December 31, 2016 an aggregate sum of 183,690 ordinary shares has been reserved for issuance under the 2006 Plan, respectively.

A summary of the status of the entity's restricted shares as of December 31, 2016, and changes during the year ended December 31, 2016, is presented below:

Restricted shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2016	12,000	$6.8

Granted	8,000	$7.47
Vested	(8,000)	$6.54

Non-vested at December 31, 2016	12,000	$7.42

As of December 31, 2016, there was $ 15 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan. That cost is expected to be recognized over a period of up to two years.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

d.	The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2016, 2015 and 2014, was comprised as follows:

	Year ended December 31,
	2016	2015	2014

General and administrative	$60	$98	$97

NOTE 15:-	FINANCIAL EXPENSES, NET

Financial income (expenses):

	Year ended December 31,
	2016	2015	2014

Financial income:
Interest	$2	$18	$3
Remeasurement of derivatives	22	578	1,025
Foreign currency translation adjustments	-	255	-

	24	851	1,028
Financial expenses:
Interest	(3,172)	(2,658)	(2,109)
Foreign currency translation adjustments	(218)	-	(70)

	(3,390)	(2,658)	(2,179)

	$(3,366)	$(1,807)	$(1,151)

NOTE 16:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company activity). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	GEOGRAPHIC INFORMATION (Cont.)

The following present total revenues for the years ended December 31, 2016, 2015 and 2014 and real estate property as of December, 31, 2016, 2015 and 2014:

	2016		2015		2014
		Real estate		Real estate		Real estate
	Total revenues	property, net	Total revenues	property, net	Total revenues	property, net

Switzerland	$12,104	$160,089	$12,503	$165,371	$12,830	$166,921
Germany	3,338	28,864	1,914	30,820	-	-
United States	896	18,737	856	18,649	1,108	18,283

	$16,338	$207,690	$15,273	$214,840	$13,938	$185,204

NOTE 17:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Controlling shareholders:

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

2.
On December 19, 2013, and following the approval of the Company's audit committee, compensation committee, board of directors, and the Company's shareholders the Company approved the compensation terms of Mr. Shlomo (Tom) Wyler, for his service as Chief Executive Officer of the Company's subsidiary Optibase Inc. The yearly gross base salary will be $ 170 as well as reimbursement of health insurance expenses of up to $ 24 per year, and including reimbursement of reasonable work-related expenses incurred up to $ 50 per year. On May 16, 2016, following the approval by the Company's compensation committee, audit committee and board of directors, the Company's shareholders approved an amendment to Mr. Wyler's compensation terms in a manner that Mr. Wyler's annual gross base salary shall be $ 200 for a full time position, as of January 1, 2016, as well as reimbursement of health insurance expenses of up to $ 24 per year, and including reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $ 50 per year.

3.
On December 19, 2013, and following the approval Of the Company's audit committee, board of directors, and the Company's shareholders approved the a service agreement between the Company and Mr. Reuwen Schwarz, currently serves also as a member of the Company's board of directors, who is a relative of the beneficiaries of Capri, the Company's controlling shareholder, for the provision of real estate related consulting services in consideration for a monthly fee of € 4 plus applicable value added tax (if applicable) and reimbursement for expenses incurred up to € 12 per year. On December 29, 2016, and following the approval by the Company's audit committee and board of directors, the Company's shareholders approved the extension of Mr. Schwarz' service agreement, which will be in effect retroactively from November 1, 2016 for a period of three years. Each of Mr. Schwarz and the Company may terminate the service agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the services provided by him under the agreement (unless the Company have instructed him otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for cause.

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

5.
On October 22, 2014, following the approval by the Company audit committee and board of directors the Company shareholders approved the entrance into a registration rights agreement with Mr. Shlomo (Tom) Wyler and Capri, for the filing of a registration statement in order to register for resale all of the Company's Ordinary shares held by them. As of December 31, 2016 registration has not been implemented yet.

6.
On September 17, 2014, following the approval of the Company audit committee and board of directors, the company entered into a transaction to sell the eleven (11) Flamingo Units, to an unrelated third party, in consideration for an aggregate price of approximately $ 6,411. The transaction was conditioned on the purchaser's execution of a purchase and sale agreement to acquire an additional nineteen (19) condominium units located in the Flamingo Condominium from a company affiliated with the Company's controlling shareholder. Therefore, in the interest of caution, the Company treated the transaction as a transaction between a public company and another party, in which the company's controlling shareholder has personal interest.

7.
On December 29, 2016, the Company's shareholders approved, following the approval by the Company's audit committee and board of directors, a new lease agreement to be entered into with an affiliate of Capri, or the Tenant. The new lease will be in effect for a one-year term commencing on January 2, 2017, which will be automatically extended by a one-year term and up to a total of three years. The Tenant may decide not to extend the New Lease provided that it has given notice to that effect to the Company at least 45 days before the end of each year. The monthly rent to be paid by the Tenant to the Company is $ 25, including sales tax, the Rent. The Rent will be increased by 3% every year.

NOTE 18:-	SUBSEQUENT EVENTS

1.
On March 1 2017, the Company's subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, (the “Tenant”), regarding the deposit of the monthly rent as of March 2017 amounting to CHF 279 (app. $ 277 vat inclusive)  with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. The Tenant claims that there are serious defects affecting the rented premises, which merit the Tenant with a reimbursement of CHF 2,428 (app, $ 2,405) (excluding VAT) as well as CHF 69 (app, $ 69) as indemnification for consequential damages for the years 2014 and 2015. The Tenant also reserves its claims regarding damages suffered before year 2014. The Tenant may continue to deposit the monthly rent until the end of the proceedings. According to the Swiss Code of Obligations, the Tenant has to file a formal claim with the Commission, within 30 days from the date of the deposit (i.e. March 30, 2017).

At this preliminary stage, the Company cannot provide an assessment as to the chances of the claim and the exposure to the Company.

2.
In March 2017, the Company's audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $ 5,000 loan, (the “Loan”), from the Company's controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. The Loan is due on April 1, 2019, however, the Company may prepay the Loan prior to such date at it's sole discretion without any penalty.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
300 River Holdings LLC

We have audited the accompanying consolidated balance sheet of 300 River Holdings LLC (the "Company") as of December 31, 2016, and the related consolidated statement of operations, members' deficit, and cash flows for the year ended December 31, 2016.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 300 River Holdings LLC as of December 31, 2016, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ EISNERAMPER LLP
New York, New York March 30, 2017	EISNERAMPER LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 30, 2017	OPTIBASE LTD.

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

4.2	1999 Israel Share Option Plan, as amended (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.3	102 Plan (incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999).
4.4	2003 Amendment to the 1999 Israel Share Option Plan (incorporated by reference to Exhibit 4.(c).9 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.5	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (File no. 333-137644)).
4.6
Agreement between Optibase RE 1 SARL and Basler Kantonalbank dated October 28, 2009 (incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2009)

4.7
Framework Agreement between Eldista GmbH and CREDIT SUISSE AG dated October 6, 2011 (incorporated by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.8
Security Agreement between Eldista GmbH and CREDIT SUISSE AG dated October 6, 2011 (incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.9
Framework Agreement between OPCTN S.A. and CREDIT SUISSE AG dated October 6, 2011 (incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.10
Deed of Pledge Agreement between OPCTN S.A. and CREDIT SUISSE AG dated October 6, 2011 (incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2011)

4.11
Shareholders Agreement between The Phoenix Pension and Provident Fund Ltd., The Phoenix Insurance Company Ltd., and Optibase Ltd. Dated February 28, 2011 (incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.12
Purchase and Transfer Agreement between Optibase Bavaria GmbH & Co. KG, Lincoln Dreizehnte Deutche Grundstucksgellschaft mbH and Lincoln Land Passau GmbH, dated December 18, 2014 (unofficial English translation) (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2014).

4.13
Purchase and Sale Agreement between Optibase FMC, LLC and Flamingo South Acquisitions, LLC, dated September 16, 2014 (incorporated by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2014).

4.14
Loan Agreement between Optibase Bavaria GmbH & Co KG, and Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft, dated May 4, 2015 (unofficial English translation) (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.15
First Amendment to the Loan Agreement between Optibase Bavaria GmbH & Co KG, and  Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft (dated May 4, 2015), dated November 10, 2015 (unofficial English translation) (incorporated by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

Exhibit Number	Description of Document
4.16
Contribution Agreement between Optibase Chicago 300 LLC, 300 River Holdings LLC, 300 River Plaza One LLC and WKEM Riverside Member LLC, dated December 28, 2015 (incorporated by reference to Exhibit 4.16 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.17
Amended and Restated Limited Liability Company Agreement of 300 River Holdings LLC between Optibase Chicago, LLC and 300 River Plaza One LLC, dated December 28, 2015 (incorporated by reference to Exhibit 4.17 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.18
Loan Agreement between Optibase Real Estate Miami, LLC and City National Bank of Florida, dated July 1, 2015 (incorporated by reference to Exhibit 4.18 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.19
Deed of Trust for Series A Bonds between Optibase Ltd. and Hermetic Trust (1975) Ltd., dated August 2, 2015 (unofficial English translation) (incorporated by reference to Exhibit 4.19 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.22
Registration Rights Agreement between Optibase Ltd., The Capri Family Foundation and Mr. Shlomo (Tom) Wyler, dated September 4, 2014 (incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2014).

8.1	List of the subsidiaries of Optibase Ltd. (incorporated by reference to Exhibit 8.1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2015).
11.1*	Code of Business Conduct and Ethics, as last adopted by Optibase Ltd. Board of directors on September 5, 2016.
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.
15.2*	Consent of EisnerAmper LLP Accountants and Advisors.
101*
The following financial information from Optibase Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2016 and 2015; (ii) Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2016, 2015 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (vi) Notes to Consolidated Financial Statements; (vii) EisnerAmper's report of independent registered public accounting firm.

* Filed herewith