Form 20-F
period 2017-12-31
OPTIBASE LTD
filed 2018-03-28
CIK 1077618

As filed with the Securities and Exchange Commission on March 28, 2018

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,214,256 Ordinary Shares, par value NIS 0.65 per share, including 29,895 Ordinary Shares held by the Registrant awarding their holders no voting or equity rights.

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

Yes ☒         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☒

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

ITEM 3. KEY INFORMATION

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2015, 2016, and 2017 and consolidated balance sheet data as of December 31, 2016 and 2017 from the audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and audited by our independent registered public accounting firm. We derived the consolidated statement of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015 from audited consolidated financial statements that are not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the financial statements, and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2013	2014	2015	2016	2017
Consolidated Statement of Operations Data:	(U.S. dollars in thousands, except per share data)

Fixed income from real estate rent	$13,711	$13,938	$15,273	$16,338	$16,587

Costs and expenses:
Cost of real estate operation	2,199	2,777	2,958	3,159	3,057
Real estate depreciation and amortization	3,369	3,813	3,925	4,244	4,209
General and Administrative	1,870	2,167	1,849	2,615	2,698
Other operating costs	-	-	2,352	-	-
Total costs and expenses	7,438	8,757	11,084	10,018	9,964
Gain on sale of operating properties	-	2,709	-	-	-
Operating income	6,273	7,890	4,189	6,320	6,623

Other income	384	394	429	1,116	597
Financial expenses, net	(1,343)	(1,151)	(1,807)	(3,366)	(2,769)
Net income before taxes on income	5,314	7,133	2,811	4,070	4,451
Taxes on income	(1,518)	(1,502)	(1,609)	(1,627)	(1,602)
Equity share in losses of associates, net	(172)	(186)	(31)	(323)	(1,677)

Net income from continuing operations	3,624	5,445	1,171	2,120	1,172

Net income from discontinued operations	-	-	-	-	-
Net income	$3,624	$5,445	$1,171	$2,120	$1,172

Net income attributable to non-controlling interest	2,159	2,106	2,239	1,925	2,295
Net income (loss) attributable to Optibase LTD	$1,465	$3,339	$(1,068)	$195	$(1,123)

Net earnings (loss) per share :
Basic and Diluted net earnings (loss) per share from continuing operations	$0.38	$0.65	$(0.21)	$0.04	$(0.22)
Basic and diluted net income per share from discontinued operations	$0.00	$0.00	$0.00	$0.00	$0.00

Basic and diluted net earnings (loss) per share	$0.38	$0.65	$(0.21)	$0.04	$(0.22)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands):
Basic	3,822	5,127	5,133	5,147	5,180
Diluted	3,826	5,131	5,133	5,157	5,180

	Year Ended December 31,
	2013	2014	2015	2016	2017
Consolidated Balance Sheet Data:	(U.S. dollars in thousands)

Cash and cash equivalents	$18,811	$22,902	$23,806	$16,024	$20,268
Working capital	10,112	14,500	10,360	97	8,927
Real estate property net	209,761	185,204	214,840	207,690	216,726
Total assets	238,748	218,004	262,944	250,384	259,303
Long term loans and bonds, including current maturities	127,741	112,481	161,100	149,781	155,181
Capital Stock	138,813	138,886	138,949	139,148	139,163
Total shareholders’ equity	$78,924	$77,075	$75,584	$74,128	$77,068

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

Since 2012 and during 2013, 2014, 2016 except for 2015 and 2017, we have been profitable. During 2015, we operated at a loss mainly due to acquisition-related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria. During 2017, we operated at a loss mainly due to equity losses related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL.

As of December 31, 2017, we have accumulated losses of $82 million. Given current market conditions, the demand for our real estate properties and other expenses, we may operate at a loss and may not be able to sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. We cannot assure you that we will be able to increase our revenues and sustain profitability. For further details regarding our cash flow, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

We may be affected by instability in the global economy, including the recent European economic and financial turmoil.

Instability in the global credit markets, including the European economic and financial turmoil related to sovereign debt issues in certain countries, the instability in the geopolitical environment in many parts of the world and other disruptions, such as changes in energy costs, may continue to put pressure on global economic conditions. The world has experienced a global macroeconomic downturn, and if global economic and market conditions, or economic conditions in key markets, remain uncertain, stagnant or deteriorate further, we may experience material adverse impacts on our business, operating results, and financial condition.

Our ability to freely operate our business is limited as a result of certain covenants included in the deed of trust of our Series A Bonds.

The deed of trust governing the Series A Bonds, or the Series A Deed of Trust, contains a number of covenants that limit our operating and financial flexibility (such as our minimum equity (excluding minority interest) will not be less than $33 million; our equity (including minority interest) to balance sheet ratio will not be less than 25%; and the net financial debt to CAP ratio will not be greater than 70%). For a description of Series A Deed of Trust, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”. As of December 31, 2017 the outstanding amount under the Series A Bonds was 11.4 million.

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

The Capri Family Foundation, or Capri, a foundation organized under the laws of the Republic of Panama, beneficially owns, directly and indirectly through its subsidiaries, approximately 73.28% of our outstanding ordinary shares as of March 20, 2018, or within 60 days thereafter. For further information, see Item 4.A. “History and Development of The Company” and Item 7.A. “Major Shareholders” below. As a result of such holdings in our ordinary shares, Capri can significantly influence the outcome of corporate actions requiring an ordinary majority approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We are currently, and may be in the future, the target of securities class action, derivative claim or other litigation, which could be costly and time consuming to defend.

In the past, following a period of volatility in the market price of a company’s securities, securities class action lawsuits, derivative claims and other actions have often been taken against public companies and their directors and officers. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions and derivative claims filed and approved in Israel. In May 2015, we were served with a motion to approve the filing of a derivative claim against the Company's controlling shareholder, directors and CEO and certain former controlling shareholder and directors in which we are sued for approximately $ 41.9 million. If this motion is approved and the derivative claim is accepted, this may have a material adverse effect on our financial results. Additionally, and due to the nature of derivative claims, regardless of its outcome, and even if the claims are without merit, we may incur substantial costs and our management resources that are diverted to defending such litigation. In July 2017, our subsidiary Eldista Gmbh, received an application for conciliation from its largest tenant in Switzerland, LEM Switzerland SA, or LEM, pursuant to which LEM mainly demands the elimination of certain alleged defects in the CTN Complex and that LEM be authorized to carry out the works at the expense of Eldista Gmbh if the works are not executed within a specific time frame as well as a 20%-reduction in rent from February 2012 and until the completion of the works. LEM demands that Eldista Gmbh be ordered to reimburse a monthly amount of CHF 47,600 as rent overpayment from February 2012 (representing the 20% reduction in rent) until (i) the completion of the works or (ii) the month of the entry into force of the judgment, whichever occurs first and that Eldista Gmbh be ordered to pay an amount of app, CHF 147,000 (subject to amplification) plus interest as of May 5, 2017 as consequential damages. LEM further demands to be reserved the right to claim the reimbursement of overpaid ancillary fees. According to the application, the dispute amounts to a total of CHF 3.54 million (app. $ 3.68 million). If LEM’s demands will be accepted by first instance court for lease matters of canton of Geneva, it may has a material adverse effect on our financial results. For further information see Item 8. “Financial Information - Legal Proceedings”.

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

This volatility may continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2017 through March 20, 2018, the closing price of our ordinary shares listed on the NASDAQ Global Market fluctuated reaching a high of $10.30 and decreasing to a low of $6.60. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

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

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash and real estate properties are considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we may have been a PFIC during the taxable year ended December 31, 2017, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read “Item 10.E. Taxation” under the heading “United States Federal Income Tax Consequences” below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

 During 2017, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. We are required, pursuant to Section 404 of the Sarbanes–Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We are required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 since the company is Non-accelerated filer.

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

As of December 31, 2017, our commercial property, CTN complex, in Geneva, Switzerland, accounted for approximately 64% of our portfolio annualized rent. Our revenue would be materially adversely affected if this property was materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if rental payments at this property decrease or if tenants at this property fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy. Additionally, our subsidiary Eldista Gmbh has a dispute with its largest tenant in Switzerland, LEM Switzerland SA or LEM. LEM filed an application, pursuant to which LEM mainly demands the elimination of certain alleged defects in the CTN Complex and that LEM be authorized to carry out the works at the expense of Eldista Gmbh if the works are not executed within a specific time frame as well as a 20%-reduction in rent from February 2012 and until the completion of the works. LEM demands that Eldista Gmbh be ordered to reimburse a monthly amount of CHF 47,600 as rent overpayment from February 2012 (representing the 20% reduction in rent) until (i) the completion of the works or (ii) the month of the entry into force of the judgment, whichever occurs first and that Eldista Gmbh be ordered to pay an amount of app, CHF 147,000 (subject to amplification) plus interest as of May 5, 2017 as consequential damages. LEM further demands to be reserved the right to claim the reimbursement of overpaid ancillary fees. According to the application, the dispute amounts to a total of CHF 3.54 million (app. $ 3.68 million). For further information regarding the CTN complex and the dispute with LEM, see Item 8 “Financial Information - Legal Proceedings”.

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

In connection with the financing of most of our properties, we have long-term agreements with several banks. The agreements that govern the provision of financing include, among other things, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements. For further details see Item 5.B. “Liquidity and Capital Resources”. Those existing agreements allow the lender to demand an immediate repayment of the loans in certain events (events of default), including, among other things, a material adverse change in the Company's business and noncompliance with the financial covenants set forth in those agreements. The occurrences of any event of default may have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for our continued growth.

Rapid and significant changes in interest rates may adversely affect our profitability.

We have financed the purchase of the CTN complex and the Rumlang property with loans bearing floating interest rates and further refinanced during 2017 the existing loan secured by our condominium units in Miami with a loan which bears floating interest rate (as of December 31, 2017 the balance of all such loans was $113.1 million, see also Item “Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources.”). As a result we are exposed to changes in the LIBOR interest rate (LIBOR on the US Dollar and LIBOR on the CHF). An increase in the LIBOR interest rate could materially adversely affect our financial expenses and thereby our profitability. In light of the low interest rate environment we have also decided at this stage not to perform hedging against our exposure to such changes in interest rates.

An adverse change in the Swiss real estate market will adversely affect our results of operations.

Two of our investments, including our most significant property (the CTN complex in Geneva), are located in Switzerland. During 2013 and throughout 2017, as Swiss interest rates declined, the Swiss real estate prices increased mainly due to the low interest rates and lack of investment alternatives. Along with the historically low interest rates, the overall availability of financing has decreased significantly as LTV (Loan to Value) rates have been reduced by lenders, leading to more pressure on leveraged transactions further decreasing investments yields. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be keeping stable with a slight slowdown, in particular the demand for prime office space and the price for such real estate properties. In addition and partially due to the low available yields in the investment market, there is a significant increase in new developments, based on available equity investments (as opposed to leveraged investments). Such investments will mature and be available in the near future and may have a significant impact on our rental properties as they will significantly increase the availability of rentable area in the vicinity of our rental properties. Any significant adverse change in the real estate market in Switzerland, such as lack of attractive financing, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

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

Since 2015, we own through our wholly-owned subsidiary, a portfolio of supermarkets located mainly in Bavaria, Germany. In recent years the German real estate market was showing signs of growth, and stabilization towards the end of 2017. As the European economy have been stagnant at best over the last few years, the German economy and its real estate sector have shown significant signs of improvement also fueled by a steady decrease in interest rates, an increase in availability of financing and the increasing demand for real estate investments by foreign investors drown to the German market for the reduced availability of other rewarding investment opportunities in the European market. During 2017, the German real estate market has shown signs of maturity and stabilization. Availability of financing and interest rates is stable, as well as the demand for rental properties. Any significant adverse change in the real estate market in Germany, such as an increase of interest rates, a decrease in availability of financing, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

An adverse change in the U.S. real estate market will adversely affect our results of operations.

We own, through our wholly-owned subsidiary, several real estate properties located in Philadelphia, Texas, Chicago and Miami, in the U.S. During 2013, the pressure on properties’ pricing have eased somewhat and the U.S. real estate market was showing signs of stabilization and an increase towards the end of the year. During 2014 and throughout 2015 the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Throughout 2017, we have witnessed certain changes in the U.S real estate market. While the commercial segment has kept stable along with a steady demand for commercial and office space rental, the high-end residential market has experienced a significant decrease in the demand for investment properties along with an increase in the availability of such assets, which in turn, puts pressure on properties prices. Any significant adverse change in the real estate market in the United States, such as a significant increase of interest rates, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

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

We are currently, with respect to our real-estate properties in Geneva, Switzerland, Philadelphia, Chicago and Texas, and we may, in the future, own interests in real-estate assets or real-estate holding companies in partnership with other entities. Our investments in these partnerships may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent or may not fulfill its financial obligations under our partnership agreements, which may cause us to provide financing in excess of our ownership share or which may cause us to be unable to fulfill our financial obligations, possibly triggering a default under our bank financing agreements or, in the event of a liquidation, preventing us from managing or administering our business or entail a compulsory sale of the asset at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our assets that are jointly owned. In addition, we hold approximately 30%, approximately 22% and approximately 4%, respectively, of the beneficial interest in the real-estate properties located in Chicago, Philadelphia and Texas. Our minority interest causes us to rely on our partners to manage the properties, and our influence over decisions regarding the properties and their management is limited.

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

During our activities in the Vitec Solutions Business, we received grants from the Israel Innovation Authority, or the IIA, in the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. In addition, we were also involved in joint research projects with European Companies under the auspices of, and with financial assistance from, the European Union Research and Development Framework Programs.

In that respect, during 2009 and 2010 we were audited by the European Union, or the EU, for grants received under three FP6 contracts. As a result of the audit findings implementation, during 2012, we paid an aggregate amount of approximately Euro 340,000 which settled and concluded the financial audit.

Furthermore, we were undergoing an audit by the IIA for royalties paid before the sale of our Video Solutions Business. A payment to the IIA will adversely affect our cash flow, although from financial prospective, at this time, we believe that we have sufficient provisions to cover the final outcome of such review processes. For further details see Item 4.B “Business Overview - Remaining items of the Video Solution Business”.

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

The deflation rate in Israel was approximately (1)% and (0.2)% in 2015 and 2016, respectively, and an inflation rate of approximately 0.4% in 2017. The changes of the NIS against the dollar was a devaluation of approximately (0.3)% in 2015 and appreciation of approximately 1.5% and 9.8% in 2016 and 2017, respectively. The change of the CHF against the dollar was a devaluation of approximately (0.2)% and (2.8)% in 2015 and 2016, respectively, and an appreciation of approximately 4.4% in 2017. The change of the Euro against the dollar was a devaluation of approximately (10)% and (3.6)% in 2015 and 2016, respectively, and an appreciation of approximately 13.7% in 2017.

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

Commencing in the fourth quarter of 2008 and as a result of the global economic and financial market crisis, there has been a slowdown in the real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. During the last few years and through 2016, the situation has changed in certain of the real estate markets we are active in (i.e., Central and Western Europe and North America) as interest rates decreased and financial institutions were more inclined to grant financing for qualified assets. This has led to increased demand for real estate properties and an increased volume of transactions in most asset classes. During 2017, the real estate market have yet experienced additional changes as financial institutions have again decreased the availability of financing resulting in more equity being invested in transactions.

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

Properties

The following table provides details regarding real-estate assets properties wholly owned or controlled by us or by our subsidiaries, as of the date of this annual report:

Property	Location	Acquisition Date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	34,686	10,872	96%	326
Edeka supermarkets	Bavaria, Germany	June 2, 2015 and July 8, 2015	100%	Ownership	Commercial	37,000	3,548	93%	103
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	1,569	90%	140
Miami, Florida	Miami, Florida	2010-2013	100%	Ownership	Residential - Condominium Units	4,260	1,063	72%	347
Portfolio Total/ Weighted Average	-	-	-	-	-	88,460	17,052	93%	208

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2017 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2017, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

Non-GAAP Net Operating Income (“NOI”)

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

 A reconciliation of GAAP operating income to Non-GAAP NOI is as follows:

	Year Ended December 31
	Thousands US$
	2015	2016	2017

GAAP Operating income	4,189	6,320	6,623

Adjustments:

Real estate depreciation and amortization	3,925	4,244	4,209
General and administrative	1,849	2,615	2,698
Other operating costs (*)	2,352	-	-

Non-GAAP Total Net Operating Income (NOI)	12,315	13,179	13,530

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

Non-GAAP Funds From Operation (“FFO”) and Non-GAAP Recurring FFO (“Recurring FFO”)

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

A reconciliation of GAAP net income to Non-GAAP FFO and Recurring FFO is as follows:

	Year Ended December 31
	Thousands US$
	2015	2016	2017

GAAP Net income (loss) attributable to Optibase Ltd.	(1,068)	195	(1,123)

Adjustments:

Real estate depreciation and amortization	3,925	4,244	4,209
Pro rata share of real estate depreciation and amortization from unconsolidated associates	541	1,282	2,022
Non-controlling interests share in the above adjustments	(1,170)	(1,142)	(1,141)
Non-GAAP Fund From Operation (FFO)	2,228	4,579	3,967

Other operating costs (*)	2,352	-	-
Non- GAAP Recurring Fund From Operation (Recurring FFO)	4,580	4,579	3,967

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

The following table provides details regarding our non-controlled real-estate assets or projects in which we indirectly own a minority stake, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Feet Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Feet ($)(4)
2 Penn Center Plaza	Philadelphia, Pennsylvania	October 12, 2012	22.16%	Beneficial interest in the owner of the property	Commercial	515,000	11,635	95%	24
Texas Shopping Centers Portfolio	Houston, Dallas, San Antonio, Texas	December 31, 2012	4%	Beneficial interest in the portfolio	Commercial	2,125,700	27,544	94%	14
South Riverside Plaza Office Tower	300 South Riverside Plaza, Chicago	December 29, 2015	30%	Beneficial interest in the owner of the property	Commercial	1,073,177	15,363	68%	21
Portfolio Total/ Weighted Average	-	-	-	-	-	3,713,877	54,542	87%	17

(1) Net rentable square feet at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2017 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2017, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

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

The transaction was based on a property value of CHF 126.5 million, including existing non-recourse mortgage financing in the principal amount of CHF 85.3 million provided by Credit Suisse (app. $136.5 million and $92.4 million respectively, as of the purchase date). The purchase price for the transaction was approximately CHF 37.7 million (app. $40.6 million, as of the purchase date).

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meters of leasable space (app. 377,000 square feet), is currently leased to 50 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 96% occupied.

The following table sets forth certain information regarding leases of tenants in the CTN Complex, as of December 31, 2017:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2018	15	6,356	18.32%	2,054	18.89%
2019	7	836	2.41%	270	2.49%
2020	8	11,211	32.32%	3,827	35.20%
2021	7	1,763	5.08%	577	5.31%
2022	10	4,956	14.29%	1,529	14.06%
Thereafter	14	8,189	23.61%	2,615	24.05%
Sub-total	61	33,311	96.04%	10,872	100%
Vacant	-	1,375	3.96%	-	-
Total	61	34,686	100%	10,872	100%

* The leases with the tenants described in the above table include either fixed end date, or notice periods ranging from one to twelve months. Number of tenants includes several tenants with multiple lease agreements with different expiration dates.

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

On March 1, 2017, our subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or LEM, regarding the deposit of the monthly rent for March 2017 amounting to approximately CHF 279,400 (app. $276,800 vat inclusive)  with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. LEM claims that there are serious defects affecting the rented premises, which merit LEM with a reimbursement of approximately CHF 2.4 (app, $2.4 million) (excluding VAT) as well as approximately CHF 69,200 (app, $68,500) as indemnification for consequential damages for the years 2014 and 2015. LEM also reserves its claims regarding damages suffered before year 2014. On April 5, 2017 LEM withdrew the deposit of the monthly rent for March 2017 with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva and released the amount to the Company. Thus, paying the full payment of the rent. In July 2017, LEM filed an application, pursuant to which LEM mainly demands the elimination of certain alleged defects in the CTN Complex and that LEM be authorized to carry out the works at the expense of Eldista Gmbh if the works are not executed within a specific time frame as well as a 20%-reduction in rent from February 2012 and until the completion of the works. LEM demands that Eldista Gmbh be ordered to reimburse a monthly amount of CHF 47,600 as rent overpayment from February 2012 (representing the 20% reduction in rent) until (i) the completion of the works or (ii) the month of the entry into force of the judgment, whichever occurs first and that Eldista Gmbh be ordered to pay an amount of app, CHF 147,000 (subject to amplification) plus interest as of May 5, 2017 as consequential damages. LEM further demands to be reserved the right to claim the reimbursement of overpaid ancillary fees. According to the application, the dispute amounts to a total of CHF 3.54 million (app. $ 3.68 million). On October 23, 2017 LEM filed a claim with the first instance court, requesting a rent reduction and related damages amounting to a minimum capital amount of CHF 3,833 (approximately $ 3,926 as of December 31, 2017), based on various defects allegedly affecting the rented premises. On February 16, 2018, Eldista submitted a reply brief to the court, the Tenant will have until April 9, 2018 to submit a complementary brief and Eldista until May 14, 2018. The Company has sufficient provision to cover the expected outcome of this claim.

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

The five-story building includes 12,500 square meters (approximately 135,000 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 13 tenants, and is currently 90% occupied.

The following table sets forth certain information regarding leases of tenants in the Rümlang property, as of December 31, 2017:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2018	6	5,764	46.35%	786	50.08%
2019	2	1,208	9.71%	207	13.20%
2020	2	431	3.47%	100	6.38%
2021	1	3,369	27.09%	425	27.10%
2022	2	370	2.98%	51	3.24%
Sub-total	13	11,142	89.59%	1,569	100%
Vacant	-	1,294	10.41%	-	-
Total	13	12,436	100%	1,569	100%

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

The transaction was based on a valuation of Two Penn Center Plaza of approximately $66 million, including existing non-recourse mortgage financing in the principal amount of approximately $51.7 million provided by UBS Real Estate Securities, or UBS. The UBS mortgage loan has a fixed interest rate of 5.61%, maturing in May 2021, and requiring monthly payments of principal and interest of approximately $300,000. We made a capital contribution of approximately $4 million to acquire a 19.66% indirect beneficial interest in the owner of the property. As of December 31, 2017, the indirect beneficial interest is 22.16%. For further information, see Item 7.B. “Related Party Transactions”.

Optibase 2 Penn, LLC is a limited partner in a larger joint venture that owns 99% of the beneficial interests in the owner of the Two Penn Center Plaza. Two Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park. The building is currently leased to 148 tenants, primarily for general office and retail related usage. As of December 31, 2017, the Two Penn Center Plaza was 94% occupied and the annual rental income for the year 2017 totaled to approximately $11.2 million.

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

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The leasable area is currently 94% occupied. For the year ended on December 31, 2017, Texas shopping centers portfolio annual rental income totaled to approximately $28.3 million.

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

To date, one penthouse is still undergoing renovations and remodeling, while the other two unit’s renovation has been recently completed. We intend to hold the remaining units for investment purposes and will consider renting or selling the units in accordance with our business considerations and market conditions.

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

On December 29, 2016, our shareholders approved, following the approval by our audit committee and board of directors, a new lease agreement to be entered into with an affiliate of Capri, or the Tenant. The new lease will be in effect for a one-year term commencing on January 2, 2017, which will be automatically extended by a one-year term and up to a total of three years. For further details, see Item 7.B. “Related Party Transaction”.

Four units are pledged in connection with a financing agreement entered into by us, that was refinanced in November 2017, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources” .For further information, see Item 7.B. “Related Party Transactions”.

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

The German Portfolio represents a homogenous retail portfolio in established retail locations. It has approximately 37,000 square meters of total rental space and currently generates annual net rental income of approximately EUR 2.9 million (app. $3.3 million). The leasable area is currently 93% occupied, and the properties have an average remaining lease term of approximately five years.

The tenants currently operate on the properties includes 26 supermarkets, and one commercial building with partly office use. The largest tenant in the German Portfolio is EDEKA Handelsgesellschaft Südbayern mbH, or Edeka, one of the largest supermarket chain in the German market, which currently leases 19 of the rental properties in the German Portfolio. In addition to the supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of Edeka.

The following table sets forth certain information regarding leases of tenants in the portfolio by property, as of December 31, 2017:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2018	2	2,379	6.43%	268	7.98%
2019	1	1,701	4.60%	200	5.95%
2020	6	9,657	26.11%	888	26.39%
2021	-	-	0.00%	-	0.00%
2022	5	6,716	18.16%	604	17.95%
Thereafter	11	14,078	38.06%	1,404	41.74%
Sub-total	25	34,531	93.36%	3,364	100%
Vacant	-	2,457	6.64%	-	-
Total	25	36,988	100%	3,364	100%

* Number of tenants by property of which 19 are leased by Edeka.

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

The property is located in Chicago’s premier West Loop submarket, along the Chicago River. The building, situated on the riverfront, offering 360 degree views at every level of the building, including the following major tenants: Zurich American Insurance, DeVry, Inc., National Futures Association, Federal Deposit Insurance Corporation and Newark Corporation. On June 17, 2016, and in accordance with our initial investment agreement in 300 South Riverside Plaza, Chicago, we have invested an additional amount of $3 million which accrues interest of 12% per annum which was distributed back to the Company on November 21, 2017.

JPMorgan Chase who was an anchor tenant in the building, occupying approximately 486,000 square feet, or 46% of the rentable area, has exercised its option to terminate its entire office space at no penalty on September 2016. As a result, we have secured new leases with a variety of new tenants and we are currently seeking and negotiating additional alternative tenants to fulfil the vacant space. To date, approximately 80% of the rentable square feet of the building are secured by various singed lease agreements.

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in Switzerland are LEM SA and Novimune SA, located in the CTN complex. As of December 31, 2017, these tenants occupied approximately 13,000 square meters and accounted for approximately $4.5 million of rent income, or approximately 28% of our gross leasable area in Switzerland and approximately 36%, of our annual rent in Switzerland. For further details regarding the receipt of an application for conciliation from LEM, see Item 8.A. “Consolidated Statements and Other Financial Information”.

Our largest tenant in Germany is Edeka. As of December 31, 2017, Edeka occupied approximately 30,300 square meters and accounted for approximately $2.8 million of rent income, or approximately 82% of our gross leasable area in Germany and approximately 85%, of our annual rent in Germany. Our other tenant in Germany is Buchbauer Handelsmärkte GmbH. Or Buchbauer. As of December 31, 2017, Buchbauer occupied approximately 5,300 square meters and accounted for approximately $400,000 of rent income, or approximately 14% of our gross leasable area in Germany and approximately 12%, of our annual rent. No other tenant accounted for over 10% of our annual rent (on a consolidated basis).

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

Remaining items of the Video Solution Business

In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to the support of the IIA for the period ending on the date of the closing of the Vitec Transaction to Vitec. Although we have no further obligation to pay royalties on revenues generated by our Video Solutions Business subsequent to its sale. We were undergoing an audit by the IIA, for royalties paid before the sale of our Video Solution Business. The Company has sufficient provision to cover the expected outcome of such review process.

4.C. ORGANIZATIONAL STRUCTURE

As of December 31, 2017, we have been managing our activity through our two wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California, the United States in 1991, Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009, and through our 51% held subsidiary OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011. Our subsidiaries hold the following companies: Optibase Inc. wholly owns Optibase Real Estate Miami LLC, Optibase 2Penn LLC, OPTX Equity LLC, OPTX Lender LLC, Optibase FMC LLC, and Optibase 300 Chicago LLC, all limited liability companies which were incorporated in Delaware or Florida, United States. Optibase SARL wholly owns Optibase RE1 SARL and Optibase RE2 SARL, which were incorporated in Luxemburg. Optibase SARL wholly owns Optibase Bavaria GmbH & Co. KG, a German partnership, and Optibase Bavaria Holding GmbH, a German corporation. OPCTN S.A. wholly owns Eldista GmbH, which was incorporated in Switzerland.

Our real estate activity is managed through several subsidiaries held directly and indirectly by Optibase Ltd. or its abovementioned subsidiaries.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Since December 2011, our headquarters were located in offices occupying approximately 1,399 square feet in Herzliya Pituach, Israel. Our lease for this space expired in December 2015. From December 2015 until April 2016, our headquarters were located in offices occupying approximately 1,080 square feet in Herzliya Pituach, Israel. Currently, our new headquarters occupying approximately 3,412 square feet in Herzliya Pituach. Our lease for this space expires in 2020.

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

The presentation currency of the financial statements is the U.S dollar.

The functional currency of the Company is the U.S Dollar.

The functional currencies of Optibase’s subsidiaries are CHF, EUR and U.S dollar. Assets and liabilities of these subsidiaries are translated at the year-end exchange rates and their statement of operations items are translated using the average exchange rates for all periods presented. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

As of December 31, 2017, we had available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $23.1 million. As of March 20, 2018, we have available cash, cash equivalents, long term investments, restricted cash and other financial investments net of approximately $24.8 million. For information regarding the investment of our available cash, see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” below.

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

Taxes on income

Israeli companies are generally subject to corporate tax on their taxable income. As of 2017, the corporate tax rate is 24% (in 2015 and 2016, the corporate tax rate was 26.5% and 25%, respectively). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "TCJA").  The TCJA makes broad and complex changes to the Code. The changes include, but are not limited to:

1.	A corporate income tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017 ("Rate Reduction");

2.
The transition of U.S international taxation from a worldwide tax system to a territorial system by providing a 100 percent deduction to an eligible U.S. shareholder on foreign sourced dividends received from a foreign subsidiary;

3.	A one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017; and

4.
Taxation of GILTI earned by foreign subsidiaries beginning after December 31, 2017. The GILTI tax imposes a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations.

Taxable income of Luxemburg, Switzerland, Germany and the United States is subject to tax at the rate of approximately 29%, 24%, 16% and 34% respectively in 2017.

We have final tax assessments through the tax year 2013.

As of December 31, 2017, we had approximately $68 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $37 million that can be carried forward and offset against taxable income for 20 years, no later than 2037. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Equity share in losses of associates, net

Associates in which we have significant influence over the financial and operating policies without having control are accounted for using the equity method of accounting, accordingly we recorded during 2017 an equity income in associate of our holdings of Two Penn Center Plaza in Philadelphia, Pennsylvania and an equity loss in associate of our holdings of 300 South Riverside Plaza in Chicago.

Net Income Attributable to Non-Controlling Interest.

Net income attributed to non-controlling interest following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2015, 2016 and 2017 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2015	2016	2017

Fixed income from real estate rent	100%	100%	100%
Costs and expenses:
Cost of real estate operations	19.4	19.3	18.4
Real estate depreciation and amortization	25.7	26	25.4
General and administrative	12.1	16	16.3
Other operating expenses	15.4	-	-
Total costs and expenses	72.6	61.3	60.1
Operating income	27.4	38.7	39.9
Other income, net	2.8	6.8	3.6
Financial expenses, net	(11.8)	(20.6)	(16.7)
Income before taxes on income	18.4	24.9	26.8
Taxes on income	(10.5)	(10)	(9.7)
Equity share in losses of associates, net	(0.2)	(2)	(10.1)
Net income	7.6	12.9	7.0
Net income attributable to non-controlling interest	14.6	11.7	13.8
Net income (loss) attributable to Optibase Ltd.	(7)	1.2	(6.8)

Results of Operations for the Years Ended 2017 and 2016

Fixed income from real estate rent. Our fixed income real estate rent increased in 2017 to $16.6 million, compared to $16.3 million in 2016.

Cost of real estate operations. Our cost of real estate operation decreased in 2017 to $3.1 million, compared to $3.2 million in 2016.

Real estate depreciation and amortization. Our real estate depreciation and amortization in 2017 and in 2016, totaled to $4.2.

General and Administrative Expenses. General and administrative expenses increased in 2017 to $2.7 million, compared to $2.6 million in 2016.

Operating Income. As a result of the foregoing, we recorded operating income of $6.6 million in 2017 compared to an operating income of $6.3 in 2016. The increase in our operating income in 2017, is mainly attributed to increase in fixed income from real estate rent and due to decrease in cost of real estate operations, offset by an increase in general and administrative expenses.

Other income (loss). We recorded other income of $597,000 in 2017, compared to other income of $1.1 million in 2016, related to dividend received and interest income on loan to an associated company. The decrease in other income in 2017 is mainly attributed to the realization of two shopping centers of Texas portfolio during 2016.

Financial Expenses, Net. We recorded financial expenses, net of $2.8 million in 2017, compared with financial expenses, net of $3.4 million in 2017. The decrease can be mainly attributed to one-time $335,000 interest refund from the Swiss tax authorities.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 “Income Taxes”, or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not be sustained upon examination by regulatory authorities. The tax expenses of $1.6 million in 2017 and in 2016, mainly related to our Luxemburg and Germany subsidiaries.

Equity share in losses of associates, Net. We recorded an equity loss of $1.7 million in 2017, compared to an equity loss of $323,000 in 2016 associated with 2 Penn Philadelphia LP and Optibase Chicago 300 LLC. For further details regarding 2 Penn Philadelphia LP and Optibase Chicago 300 LLC, see Item 7.B. “Related Party Transactions” and Item 10.C “Material Contracts”, respectively.

Net Income. As a result of the foregoing, we recorded net income of $1.2 million in 2017, compared with a net income of $2.1 million in 2016.

Net Income Attributable to Non-Controlling Interest. Net income attributed to non-controlling interest was first recorded in 2011 following the acquisition of the CTN complex in March 2011. We have entered into the said transaction with The Phoenix, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

Net income (loss) attributable to Optibase Ltd. Net income (loss) attributed to Optibase Ltd., is the result of net income (loss) as affected by net income attributed to non-controlling interest. As a result of the foregoing, we recorded net loss of $1.1 million in 2017, compared with a net income of $195,000 in 2016.

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

Equity share in losses of associates, Net. We recorded an equity loss of $323,000 in 2016, compared to an equity loss of $31,000 in 2015 associated with 2 Penn Philadelphia LP and Optibase Chicago 300 LLC. For further details regarding 2 Penn Philadelphia LP and Optibase Chicago 300 LLC, see Item 7.B. “Related Party Transactions” and Item 10.C “Material Contracts”, respectively.

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

The Company examined the new revenue recognition and conclude that the Company is still within the scope of the standard ACS 840 and not the new revenue recognition ASC 606.

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

5.B. LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through private and public sales of our equity securities and banks credit. As of December 31, 2017, we had cash and cash equivalents of $20.3 million, and as of March 20, 2018, we have available cash, and cash equivalents of approximately $22.3 million.

Net cash provided by our operating activities was $7.9 million, $7.3 million and $4 million in December 31 of each of the years 2017, 2016 and 2015, respectively. Net cash provided for operating activities in 2017 and in 2016 was primarily the result of net income for the period, as adjusted for depreciation and amortization and minority interests in losses of a subsidiary, increase in accrued expenses and other accounts payable, offset by the increase in other accounts receivable and prepaid expenses and in trade receivables, and by decrease in deferred tax liabilities and in land lease liabilities. Net cash provided for operating activities in 2015 was primarily the result of net income for the period, as adjusted for depreciation and amortization, decrease in other accounts receivable and prepaid expenses, decrease in trade receivables, offset by the increase accrued expenses and other accounts payables, decrease in short term liabilities and in land lease liabilities, and by decrease in deferred tax liabilities.

Net cash provided by investment activities in 2017 totaling $1.1 million reflects primarily the return of $3 million investment in 300 River Holdings, LLC a Joint Venture Company held by our wholly-owned subsidiary Optibase Chicago 300 LLC offset by investment in building improvements. Net cash used for investment activities in 2016 totaling $5 million reflects primarily the additional investment in 300 River Holdings, LLC a Joint Venture Company held by our wholly-owned subsidiary Optibase Chicago 300 LLC., And investment in building improvements. Net cash used for investment activities in 2015 totaling $49.4 million reflects primarily the investments we have entered into during 2015 for the acquisition of a portfolio in Germany and the acquisition of 30% beneficial interest in Class A office building in Chicago, investment in long term deposits and investment in building improvements.

Net cash used for financial activities in 2017 totaling $5.4 million reflects loans and bonds repayment, dividend distribution to non-controlling interests partially offset by $5.1 million proceeds from controlling shareholders' loan. Net cash used for financial activities in 2016 totaling $9.6 million reflects loans and bonds repayment, dividend distribution to non-controlling interests and proceeds from shares capital issuance. Net cash provided for financial activities in 2015 totaling $47.2 million reflects proceeds from bonds offering, bank loan relates to loan received for the acquisition of the portfolio in Germany and loan received for certain condominium units the Company own in Miami and Miami Beach, Florida partially offset by loans repayment and dividend distribution to non-controlling interests.

Non-GAAP NOI increased by $351,000, or 2.7%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in NOI was primarily driven by the increase in fixed income from real estate rent and due to decrease in cost of real estate operations, and was offset by an increase in general and administrative expenses. For further details regarding the definition of NOI please see Item 4.B.

Non-GAAP Recurrent FFO decreased by $612,000, or 13.4%, for the year ended December 31, 2017, compared to the year ended December 31, 2016. The decrease in FFO was mainly due to increase in Equity share in losses of associates, related to the investment in 300 River Holdings, LLC offset by increase in fixed income from real estate rent and decrease in finance expenses, net. For further details regarding the definition of Recurrent FFO please see Item 4.B.

During 2017, we invested our available cash solely in various bank deposits and money market funds with various banks. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

In March 2017, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $5.1 million loan, or the Loan, from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. The Loan is due on April 1, 2019, however, we may prepay the Loan prior to such date at our sole discretion without any penalty.

In November 2017, our subsidiary, Optibase Real Estate Miami, LLC, or Optibase Miami refinanced 25 residential apartment units in Miami, Florida, or the Property, with City National Bank of Florida, or CNB. Under the refinancing, the existing loan on the Property from CNB, with a principal balance of $9.4 million, was replaced with a refinanced loan in the principal amount of $9.4 million. The refinanced CNB loan bears interest at an annual floating rate equal to the 30-Day LIBOR plus 2.65% which may be increased to 30-Day LIBOR plus 3.25% if Optibase Miami and Optibase, Inc. as its parent, fail to maintain depository accounts with CNB totaling $1.5 million. The principal of the refinanced loan is amortized on a monthly basis with principal payments of approximately $19,000 per month plus accrued interest until the loan matures on July 8, 2020 when all remaining principal and interest become due and payable. The refinanced loan is secured by a senior mortgage over the Property and is guaranteed by Optibase Inc. Prepayments of principal are allowed without penalty. The covenants under the new financing agreement are substantially the same as under the previous loan on the Property. For additional information on the covenants, please see the table below.

In June 2017, Aberdeen Associates LLC, a Delaware limited liability company, or Aberdeen Lender, extended a $7 Million, 5-year fixed-rate loan facility, the Aberdeen Loan Facility, to the Company’s subsidiary, Optibase Inc.. As the date hereof, Optibase Inc. has not drawn down any funds under the Aberdeen Loan Facility.  The Aberdeen Loan Facility may be drawn down in $250,000 increments, and beginning with the first such draw-down, will bear interest at an annual rate of 5% of the amount drawn, and is compounded and paid quarterly until the maturity on June 1, 2022, at which point all outstanding principal and interest will become due and payable. The Aberdeen Loan Facility is secured by a pledge by Optibase Inc. of 100% of its membership interest in Optibase Chicago 300, LLC. Prepayments of principal on the Aberdeen Loan Facility are allowed without penalty, on ten (10) days’ prior notice to the Aberdeen Lender.

In November 2017, Shinhan Bank, a Korean Bank, or Shinhan, extended a $175 Million, 5-year fixed-rate loan, the Shinhan Loan, to South Riverside Building LLC, or 300 Riverside Owner, an entity in which Optibase owns a thirty percent (30%) beneficial interest. The Shinhan Loan bears interest at an annual rate of 5.50% and is compounded and paid monthly until the Shinhan Loan matures in November, 2022, at which point all remaining principal and interest will become due and payable. The Shinhan Loan is secured by 300 South Riverside Plaza, a newly renovated, 22-story LEED Gold Certified office tower located in the West Loop of Chicago, IL, USA which is owned by 300 Riverside Owner. Optibase Ltd. received a repayment of its senior notes to 300 Riverside Owner’s parent company, 300 River Holdings LLC, in the amount of USD $3 million plus accrued interest from the proceeds of the Shinhan Loan.

The following table summarizes the principle terms of our material financing agreements of the Company in effect as of December 31, 2017:

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2017)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Non-convertible Series A Bonds issued to the public in Israel	The Company	Original Date- August 9, 2015; Maturity Date- December 31, 2021	NIS 60 million (app. $15 million)	NIS 40 million (app. $11.5 million)	6.7%	Interest - payable in semi-annual payments Principal - payable in semi-annual payments on June 30 and on December 31 of each of the years of 2016 through 2021 (last payment on December 31, 2021)	none
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

As of December 31, 2017, the Company meets all the required covenants.

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

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2017)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Refinancing agreement of the CTN complex	OPCTN, S.A. (Mezzanine Borrower)	Original Date- October 3, 2011; Maturity Date- Up to 7.5 years from the original date.	CHF 15 million (app. $16.5 million).	CHF 2.5 million (app. $2.6 million).	LIBOR + either: (a) 1.30%; or (b) a maximum of 2.50% if the lender's risk assessment requires such a change.	Interest due quarterly, beginning March 31, 2012. CHF 2 million to be paid per year on a quarterly basis, beginning 31.12.2011.	A senior mortgage over the property + a pledge of Eldista's shares
•Transfers/sales of property are prohibited.  Any sale will result in the loan being repayable and a prepayment fee of 0.1%, plus difference between interest rate at time of termination and interest rate that bank can achieve for residual interest (LIBOR) term.
•Distributions of dividends/shareholder loans are only permitted in line with available yearly profit after loan payments.

	Eldista GmbH (Senior Borrower)	Original Date- October 3, 2011; Maturity Date- 2061	CHF 85 million (app. $93.5 million).	CHF 85 million (app. $87 million).	LIBOR + 0.75% per annum.	Interest due quarterly, beginning March 31, 2012. CHF 2 million to be paid per year on a quarterly basis, beginning 31.12.2018.		•Distributions of dividends/shareholder loans are only permitted: (a) to OPCTN to make its loan payments; and (b) otherwise in line with available yearly profit after loan payments.
Financing agreement (as amended) of the Edeka Portfolio	Optibase Bavaria GmbH & Co. KG	Original Date- May 2015; Maturity Date- May 31, 2020	€21 million (app. $23 million) of which €20.5 million (app. $22.5 million) has been drawn down	€19.3 million (app. $23.2 million)
3 month Euro Interbank Offer Rate + either: (a) 1.75%; or (b) if certain mortgage requirements under German law are not met, 1.89%.

There is a Hedge Agreement in place securing an interest rate of a maximum of 2.15% per annum.
Quarterly amortization of €105,000 each from June 30, 2015 until the maturity date.
Land charges over the Portfolio properties;

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

As of December 31, 2017, the Company meets all the required covenants.

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
•If the Borrower fulfils certain requirements with respect to expanding the Lenggries property on or by December 31, 2017, a part of the undrawn loan in the amount of €525,884 will be paid out to the Borrower. If the conditions are not met on or by December 31, 2017 then the loan will be reduced by €525,884 and Borrower will repay an amount of €74,116. To date, the Company is negotiating with the bank regarding an extension until December 31, 2018.
•The Lender is authorized to syndicate or transfer parts or the entire loan at its own cost.

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2017)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement of condominium units in Miami	Optibase Real Estate Miami, LLC	Original Date- July 7, 2015; Maturity Date- July 8, 2018, extended to July 8, 2020	$9.4 million	$9.3 million	Libor (30-day rate) + either: (a) 2.65%; or (b) 3,25% if Borrower and Guarantor fail to maintain depository accounts with the Lender totaling $1.5 million.
Interest – payable  monthly commencing on August 1, 2015.
Principal: is amortized on a monthly basis with principal payments of approximately $19,000 per month until the loan matures on July 8, 2020 when all remaining principal and interest become due and payable.

(i) A senior mortgage spread over 25 residential condominium units; and (ii) Guaranty from Optibase, Inc., under which Optibase, Inc. guarantees the obligations of the Borrower, including the punctual payment of amounts owed under the loan documents.

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

As of December 31, 2017, the Company meets all the required covenants.

•The Mortgage will be partially released so that a sale of a Unit can occur, provided: no Event of Default exists at the time the Borrower presents a contract for sale to the Lender executed by a buyer; the sale is to a bona-fide third party purchaser upon the terms and conditions set out in Exhibit B of the Loan Agreement.
•Lender may obtain a new or updated Appraisal of the Project at Borrower’s expense once annually, or more often if an Event of Default exists or if required by a governmental or banking agency or authority.

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2017)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement of the property in Rumlang	Optibase RE 1 SARL	Original Date- October 2009; Maturity Date- 2059	CHF 18.8 million ($18.4 million)	CHF 15.8 million (app. $16.2 million)	Libor (for a period determined by borrower per each interest payment for the next payment) + 0.8%
Interest - payable in four quarterly payments annually;

The principal amount is payable in four quarterly amortization payments annually, each in the amount of CHF 94,000 (approximately $92,000 as of the purchase date).
						A senior mortgage over the property + Pledge over the holdings in borrower.	•Undertaking not to grant any encumbrance or mortgage on the Rümlang property without the lender's approval. As of December 31, 2017, the Company meets all the required covenants.
•The lender may adjust the margin at its sole discretion on account of deterioration in Optibase RE 1's credit standing or the value of the property.
•The principal payments may be adjusted at the lender's sole discretion if the lease of major tenants is terminated and no replacement tenant is found within 6 months.
•Borrower may repay the mortgage at any time, subject to a prior notice of three months with no subject penalty.
•          The lender holds the right to accelerate future loan payments, upon occurrence of certain default conditions.

(1)	In November 2017, our subsidiary, Optibase Real Estate Miami, LLC, refinanced 25 residential apartment units in Miami, Florida, with City National Bank of Florida.
*	Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of the date the loan was taken.
**	Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of December 31, 2017.

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

Irrelevant.

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

In addition, the Swiss economy led to a slight increase in demand in the office property market in 2011. In particular, Switzerland remains an attractive location for international service providers and corporate headquarters. There is also still a demand for high-quality, modern spaces, which ultimately allows for a certain stability on the rent level. However, while jobs were still being created at the beginning of 2011, the Swiss economy slowed down and consumer sentiment dimmed somewhat in the second half of the year. Towards the end of the year, the demand for office space slowed down due to announced and expected job losses. During 2015 and throughout 2016, as Swiss interest rates declined further, the Swiss real estate prices remained stable in most segments, while other segments were showing signs of increase mainly due to the low interest rates and lack of investments alternatives. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be slowing down further, in particular the demand for prime office space and the price for such real estate properties. Although economic conditions were promising in 2013, stagnating sales, depressed income and ongoing structural challenges meant that demand for retail floor space was modest. In addition, the two most highly developed tenant markets, Zurich and Geneva, are still exposed to growing oversupply of office space. Despite the above, during 2014 and 2015, market values on direct investments generally continued to rise, mainly due to low interest rates, and lack of investment alternatives, but have been stable during 2016 and 2017. As this was accompanied by moderate demand for rents and stability in rental prices, the overall yields on such investments have decreased further. During 2015, 2016 and 2017 and to date, the Swiss Central Bank has set negative interest rates for CHF deposits. This in-turn pushed investors to further invest in the real estate market while looking for investments alternatives to generate positive returns on their investments.

Over the course of 2015, 2016 and 2017, the German real estate market continued its expansion and growth. While the majority of European countries are still suffering from the world economic downturn which have started back in 2008, the German economy and its real estate sector have shown significant signs of improvement supported by a decrease in interest rates and an increase in availability of financing. In addition, an increasing demand by foreign investors also supported the increase in assets value as well as the gradual devaluation of the Euro against the USD which made the German market also appealing for U.S. investors.

Our financial income is affected by changes in the 6-month Libor rate, see Item 3.D. “Risk Factors - Risks Relating to the Economy, Our Financial Condition and Shareholdings” above.

Since 2012 and during 2013, 2014 and 2016 except for 2015 and 2017, we have been profitable. During 2015, we operated at a loss mainly due to acquisition-related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria. During 2017, we operated at a loss mainly due to equity losses related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2017:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	more than 5 years
Long-Term Debt*	144,240	3,165	41,736	4,867	94,472
Capital Lease Obligations	19,364	331	662	662	17,709
Lease Obligations	459	156	269	34	-
Bonds*	11,532	2,883	5,766	2,883	-
Total Contractual Cash Obligations	175,595	6,535	48,433	8,446	112,181

* Excluding interest

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

	Age	Position
Alex Hilman	65	Executive Chairman of the board of directors
Amir Philips	50	Chief Executive Officer
Shlomo (Tom) Wyler	66	Chief Executive Officer of Optibase Inc.
Yakir Ben-Naim	46	Chief Financial Officer
Orli Garti Seroussi (1)(2)(3)	58	Director
Danny Lustiger(1)(3)	50	Director
Chaim Labenski(1)(2)(3)	70	Director
Reuwen Schwarz	41	Director

(1)	Member of our audit committee, financial statements review committee and nominating committee.
(2)	External director.
(3)	Member of our compensation committee.

On December 21, 2017, our shareholders approved the re-election of Alex Hilman, Danny Lustiger and Reuwen Schwarz as directors of the Company. On December 29, 2017 our shareholders approved the re-election of Orli Garti Seroussi and Chaim Labenski, as external directors of the Company. On November 9, 2017, our board of directors and our compensation committee approved an amendment to the Company’s undertaking to indemnify its current and future directors and officers and the grant of amended letters of indemnification accordingly. On December 21, 2017, following the approval of our board of directors and our compensation committee, our shareholders approved such amendment to the Company’s undertaking to indemnify: (1) its current and future directors who are non-controlling shareholders of the Company (or are not persons to whom the grant by the Company of such indemnification undertaking creates a personal interest to the Company's controlling shareholder); (2) Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary Optibase Inc. who is affiliated with the controlling shareholder of the Company; (3) Mr. Reuwen Schwarz, a member of the Company’s Board of Directors, who is affiliated with the controlling shareholder of the Company; and (4) Mr. Amir Philips, the Company’s Chief Executive Officer; and the grant of amended letters of indemnification, accordingly. For further information, see item 6.B. “Compensation”. On May 16, 2016, our shareholders approved an amendment to the compensation terms of Mr. Shlomo (Tom) Wyler as the Chief Executive Officer of Optibase Inc., our subsidiary and certain amendments to the compensation terms of Mr. Amir Philips the Company's Chief Executive Officer.

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

Orli Garti Seroussi joined our board of directors on January 31, 2008 as an external director. Ms. Garti-Seroussi serves as an Independent Business Consultant and as an external director of Unet Credit Financial Services Ltd., Apio (Africa) Ltd. and of Gamatronic Ltd. From May 2017, Ms. Garti-Seroussi serves as a director of Meuhedet Healthcare Organization from May 2016, as a board member in the Israel Electricity Company Ltd. and as a council member of the Public Israeli Broadcast Corporation. During 2012 and 2013, Ms. Garti-Seroussi served as the Deputy Director and CFO of the Jerusalem Cinematheque - Israel Film Archive. From August 2001 until June 2011, Ms. Garti-Seroussi served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University. Ms. Garti-Seroussi is a Certified Public Accountant in Israel.

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

6.B. COMPENSATION

The compensation terms for the Company’s directors and officers is derived from their employment and services agreements and comply with our Compensation Policy for Executive Officers and Directors as last approved by the Company’s shareholders on December 19, 2013 and on December 29, 2016, or the Compensation Policy.

The table and summary below outline the compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2017. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2017.

Name and Position of director or officer	Salary or Monthly Payment (1)	Value of Social Benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
	(U.S. dollars in thousands)
Amir Philips, Chief Executive Officer (5)	251.7	69.2	-	7.5	34	362.4
Shlomo (Tom) Wyler, Chief Executive Officer of Optibase Inc. (6)	200	10.8	-	-	-	210.8
Yakir Ben-Naim, Chief Financial Officer (7)	120	39.4	-	-	13.7	173.1
Alex Hilman, Executive Chairman of our board of directors (8)	78	-	-	7.5	-	85.5
Reuwen Schwarz, Director (9)	54.2	-	-	-	4.7	58.9

(1)
“Salary” means yearly gross base salary with respect to our Executive Officers (Mr. Philips, Mr. Wyler and Ms. Ben-Naim). “Monthly Payment” means the aggregate gross monthly payments with respect to the members of our board of directors (Mr. Hilman and Mr. Schwarz) for the year 2017.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of amounts recognized as share-based compensation (options and restricted shares) expense on our financial statements for the year ended December 31, 2017.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), telephone, basic health insurance, and holiday presents.

(5)
Mr. Philips’ employment terms as our Chief Executive Officer provide that Mr. Philips is entitled to a monthly base gross salary of NIS 75,000 (approximately $20,800). Mr. Philips is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of six months. During such advance notice period, Mr. Philips will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. In May 2016, following the approval by our compensation committee and board of directors, our shareholders approved the following amendments to the compensation terms of Mr. Philips: (i) the monthly gross base salary will be updated to NIS 65,000 for a full time position, as of January 1, 2016 and to NIS 75,000 as of January 1, 2017; and (ii) the grant of a special bonus in the amount of NIS 120,000.

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

(7)
Ms. Ben-Naim’s employment terms as our Chief Financial Officer provide that Ms. Ben-Naim is entitled to a monthly base gross salary of NIS 36,000 (approximately $10,000). Ms. Ben-Naim is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits including communication expenses. In addition, Ms. Ben-Naim is entitled to reimbursement of car-related expenses from us. Ms. Ben-Naim’s employment terms include an advance notice period of three months. During such advance notice period, Ms. Ben-Naim may be entitled to all of the compensation elements, and to the continuation of vesting of her options or restricted shares, if granted. In March 2016, our compensation committee and board of directors approved an amendment to Ms. Ben-Naim's compensation terms in a manner that Ms. Ben-Naim's monthly base gross salary will be updated to NIS 36,000 for a full time position, as of January 1, 2016.

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

(10)	See footnote no. 3 above. We granted Mr. Philips 20,000 options and 16,000 restricted shares that are currently exercisable or exercisable within 60 days as of March 20, 2018.

(11)	See footnote no. 3 above. We granted Mr. Wyler 20,000 options and 2,400 restricted shares that are currently exercisable or exercisable within 60 days as of March 20, 2018.

(12)	See footnote no. 3 above. We granted Mr. Hilman 20,000 options and 16,800 restricted shares that are currently exercisable or exercisable within 60 days as of March 20, 2018.

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

As of March 20, 2018, our directors and executive officers beneficially owned 267,865 shares (of which 46,640 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, vested as of March 20, 2018 or within 60 days thereafter and 62,000 shares are issuable upon exercise of options that are currently vested or will vest within 60 days as of March 20, 2018). For further information, see Item 6.E. “Share Ownership”.

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

We currently have an insurance policy for our directors' and officers' liability, including as directors or officers of our subsidiaries, for the period commencing on November 1, 2017 and ending on October 31, 2018, as approved by our compensation committee and board of directors. The coverage amount under such policy and the yearly premium to be paid by us for such policy are US $19 million and US $142,000, respectively. The terms of such policy are in accordance with our Compensation Policy.

As approved by our shareholders on December 21, 2017, following the approval by our compensation committee and board of directors, we have undertaken to indemnify all of our directors and officers, including Mr. Tom Wyler, the Chief Executive Officer of our subsidiary Optibase Inc., to the fullest extent permitted by the Companies Law and our articles of association and entered into an indemnity letter with each of our directors and executive officers. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of our shareholders’ equity, as set forth in our financial statements prior to such payment; or (ii) $20 million. For further details regarding the approval of an amendment to the indemnification letters, see Item 6.A “Directors and Senior Management”.

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

The Compensation Committee

Under the Companies Law, a public company is required to appoint a compensation committee. The compensation committee must consist of at least three directors, must include all the external directors, the majority of its members must be external directors, and its chairman must be an external director. In addition, all members of the compensation committee must meet the requirements under the Companies Law for membership in the audit committee, as described above, and all of its members shall be compensated in accordance with section 244 of the Companies Law.

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

6.D. EMPLOYEES

Since the sale of our Video Solutions Business on July 1, 2010 and as of the date of this annual report, we have 12 employees, including employees in our subsidiaries, all of them employed in our general and administrative, finance and human resources divisions. Out of whom 7 employees are employed in Israel, 4 are employed in the United States and 1 is employed in Europe. All of our employees are currently employed pursuant to personal employment agreements.

6.E. SHARE OWNERSHIP

As of March 20, 2018, our current directors and executive officers (eight persons) beneficially owned an aggregate of 267,865 ordinary shares of our Company of which 46,640 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, vested as of March 20, 2018 or within 60 days thereafter and 62,000 shares are issuable upon exercise of options that may be currently exercisable or exercisable within 60 days of March 20, 2018. All of our directors or executive officers hold less than 1% of our shares except for Mr. Shlomo (Tom) Wyler who holds, to the Company knowledge, approximately 179,218 ordinary shares of which 20,000 shares are issuable upon exercise of options that may be currently exercisable or exercisable within 60 days of March 20, 2018, which is approximately 3.45% of the Company's outstanding shares. See Item 7.A. “Major Shareholders” for more information regarding Mr. Wyler's holdings.

Incentive Plans

As of March 20, 2018, options to purchase 62,000 of our ordinary shares were outstanding, with exercise prices ranging from $7.79 to $10 per share. As of March 20, 2018, 62,000 of the options described above have vested or are exercisable within 60 days of such date. The expiration date of the aforementioned options is generally seven years from the date of their grant. As of December 31, 2016 and 2017, the number of options reserved for issuance under our plans was 491,991 and 511,260, respectively.

As of March 20, 2018 or within 60 days thereafter, an aggregate of 183,690 ordinary shares has been reserved for issuance under the 2006 Plan. As of December 31, 2016 and 2017, the number of restricted shares reserved for issuance under the 2006 Plan was 183,690.

The following table shows the number of options and restricted shares outstanding and reserved for issuance under each of our incentive plans, as of March 20, 2018 or within 60 days thereafter.

Plan	Number of options outstanding	Number of options reserved for issuance
1999 Israeli Plan	62,000	511,260
Plan	Number of shares outstanding	Number of shares reserved for issuance
2006 Israeli Incentive Compensation Plan	-	183,690

The following is a description of our incentive plans currently in effect.

1999 Plans

In January 1999, our shareholders approved the adoption of an Israeli option plan, or the 1999 Israeli Plan, and a U.S. option plan, or the 1999 U.S. Plan, collectively the “1999 Plans” both plans have a joint pool of underlying shares to be granted thereunder. The 1999 Plans were amended from time to time to include different tax tracks. The purpose of the 1999 Plans is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 1999, our board of directors adopted a resolution to amend the 1999 Plans in a manner that as of April 1, 2000, the number of shares made available for grant under the 1999 Plans will be automatically increased annually, to equal 5% of our outstanding share capital at the relevant time. In May 2003 we amended our 1999 Israeli Plan to provide for the grant of options to Israeli optionees under the new capital gains track provisions of the Israeli Tax Ordinance. As of March 20, 2018, or within 60 days thereafter, an aggregate of 511,260 ordinary shares has been reserved for issuance under the 1999 Israeli Plan, and 62,000 were granted and are outstanding. Unless specifically changed for a certain grantee, options vest monthly over a period of four years, starting one year after the date of grant, subject to the continued employment of the grantee. The exercise price of the options is determined by our board of directors, subject to limitations. Generally, options granted under each of the 1999 Plans will have a term of no more than seven years from the date of grant. All options are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than three months from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of options granted to certain grantees.

2006 Israeli Incentive Compensation Plan

In May 2006, our board of directors approved the adoption of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, the purpose of which is to secure the benefits arising from ownership of share capital by our employees, officers and directors who are expected to contribute to the Company’s future growth and success. The 2006 Plan provides for the grant of options, restricted shares and restricted share units in accordance with various Israeli tax tracks. We currently use the 2006 Plan for the grant of restricted shares only. The restricted shares are granted for no consideration and with a vesting schedule of two years (50% each year). The restricted shares are granted in accordance with the Israeli capital gains tax track. Termination of employment of a grantee for any reason will result in the forfeiture of such grantee’s unvested restricted shares. All restricted shares are subject to earlier termination upon termination of the grantee’s employment or other relationship with us, generally no less than 90 days from termination. We may make certain exceptions, from time to time, in the vesting and expiration terms of the securities granted to certain grantees. In November 2013, our board of directors approved the increase of number of shares under the 2006 Plan in additional 50,000 shares and in August 2014, our board of directors approved the increase of number of shares under the 2006 Plan in additional 150,000 shares. As of March 20, 2018 or within 60 days thereafter, an aggregate of 183,690 ordinary shares has been reserved for issuance under the 2006 Plan.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2018 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	3,796,284	73.28%
Shareholding of all directors and officers as a group (eight persons)(3)	267,865	5.11%
_________________________
(1) Number of shares and percentage ownership is based on 5,214,256 ordinary shares outstanding as of March 20, 2018. Such number excludes: (i) 29,895 ordinary shares held by us or for our benefit. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 20, 2018 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.
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
(3) Includes 159,225 ordinary shares , 46,640 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have vested on March 20, 2018 or within 60 days thereafter and 62,000 ordinary shares issuable upon exercise of options exercisable within 60 days of March 20, 2018. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares.

Significant changes in the ownership of our shares.

The following table specifies significant changes in the ownership of our shares held by The Capri Family Foundation. This information is based on Schedules 13D filed by The Capri Family Foundation during the period beginning on January 1, 2015, regarding ownership of our shares, and to date:

Beneficial Owner	Date of filing	No. Of Shares Beneficially Held

The Capri Family Foundation	March 18, 2015	3,796,284	**

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

On March 20, 2018, registered holders in the United States hold approximately 54% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of us.

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

On October 22, 2014, our shareholders approved, following the approval by our compensation committee, audit committee and board of directors, the following amendments to our prospective undertaking to indemnify our current and future directors, including our Chief Executive Officer and including directors and officers who are affiliated with our controlling shareholder, and the grant of amended letters of indemnification accordingly: (a) inclusion of additional events upon the occurrence of which the Company may indemnify its current and future directors and officers; and (b) increase of the aggregate and accumulated indemnification amount that the Company may pay its directors and officers, to an amount that shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) 10 million U.S. Dollars. On December 21, 2017, our shareholders approved, following the approval by our compensation committee, audit committee and board of directors, the following amendment to our prospective undertaking to indemnify our current and future directors, including our Chief Executive Officer and including directors and officers who are affiliated with our controlling shareholder, and the grant of amended letters of indemnification accordingly: an increase of the aggregate and accumulated indemnification amount that the Company may pay its directors and officers, to an amount that shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) 20 million U.S. Dollars.

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

On December 29, 2016, our shareholders approved the reappointment of Ms. Garti-Seroussi and Mr. Labenski as external directors of the Company for an additional three years term commencing on January 31, 2017 and on December 31, 2016, respectively, including the compensation terms for their service as external directors of the Company, in the compensation terms specified in Item 6.B. “Compensation” above.

In March 2017, our audit committee and board of directors approved the receipt of a loan from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017. For further details see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” above.

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

Commercial Office Building in Philadelphia

On October 12, 2012, following the approval of our audit committee and board of directors, and the approval of our shareholders during an annual general meeting of our shareholders held on August 16, 2012, our wholly-owned subsidiary, Optibase 2 Penn, LLC, became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership, or the Partnership, which acquired an approximately 20% indirect beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, or the 2 Penn Property, and entered into the Limited Partnership Agreement of the Partnership, or the 2 Penn LPA. As of December 31, 2017, the Company indirect beneficial interest in the 2 Penn Property is 22.16%.

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

The Partnership owns a beneficial interest in the owner of the 2 Penn Property by being issued a 85.76% partnership interest in Two Penn Investor LP, a Pennsylvania limited partnership, or the 2 Penn Investor, which acquired 88% (As of December 31, 2017 - 99%) of the limited partnership interests in Crown Two Penn Center Associates Limited Partnership, or the Property Owner, and Two Penn General LLC from Crown Penn Associates, L.P., or Crown Penn. Two Penn General LLC, a Delaware limited liability company controlled by Mr. Alex Schwartz acquired a 1% general partner interest in the Property Owner from Two Penn Center GP Corp., a Pennsylvania corporation, or the Existing General Partner, for the aggregate sum of approximately $12.8 million.

In connection with the closing of the sale agreement transaction, 2 Penn Investor provided a loan to Crown Penn in the original principal amount of approximately $1.6 million, or the Purchaser Loan. The Purchaser Loan will bear interest at a rate of 12% per annum and will mature in slightly more than 3 years and will be secured by a pledge of Crown Penn’s remaining 11% of the interests in the Partnership.

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

On March 14, 2017 we, our directors, CEO and former directors’ submitted an expert opinion as a response to the expert opinion submitted by the Applicants.

On May 29, 2017 our controlling shareholder submitted an expert opinion as a response to the expert opinion submitted by the Applicants.

The first cross-examination hearing was held on October 31, 2017. Additional hearings was held on November 19, 2018, December 5, 2017 and February 25, 2018.

The next cross-examination hearing is scheduled for October 7, 2018.

At this stage, we cannot provide an assessment as to the chances of the claim and the exposure to the Company.

Demand to Receive Certain Data in Connection with an Option Agreement

On May 19, 2015, we have received a letter on behalf of Swiss Pro Capital Limited, a company organized under the laws of Switzerland, demanding the Company to provide Swiss Pro with certain relevant data in connection with an option agreement dated March 1, 2010, or the Agreement (for further details on the Agreement see Item 10.C. “Material Contracts”). According to the Agreement, Swiss Pro was granted an option to purchase 20% of the shares of Optibase RE 1 s.a.r.l, the owner of the Rümlang property. We have sent a preliminary response letter on or about June 30, 2015 stating that a detailed response letter will be sent later on. On August 18, 2015 we have sent a detailed letter in which we rejected all allegations against us. On December 24, 2015 Swiss Pro sent another letter repeating its arguments and we have sent our response to the letter on or about December 31, 2015. On May 25, 2016 Swiss Pro sent another letter in which they asked for exercise of the granted option. On June 29, 2016, we responded to this letter and detailed the required sum for exercise of the granted option, however, we have not yet received a response. The Option Agreement has expired in October, 2017, within eight years from the entrance into the agreement,

At this preliminary stage we cannot provide an assessment as to the chances of the arguments raised by Swiss Pro and the exposure to the Company.

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

Receipt of a Claim from Tenant in the CTN Complex

 On March 1 2017, our subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or LEM, regarding the deposit of the monthly rent for March 2017 amounting to approximately CHF 279,400 (app. $276,800 vat inclusive)  with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. LEM claims that there are serious defects affecting the rented premises, which merit LEM with a reimbursement of approximately CHF 2.4 million (app, $2.4 million) (excluding VAT) as well as approximately CHF 69,200 (app. $68,500) as indemnification for consequential damages for the years 2014 and 2015. LEM also reserves its claims regarding damages suffered before year 2014.

On April 5, 2017 LEM withdrew the deposit of the monthly rent for March 2017 with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva and released the amount to the Company. Thus, paying the full payment of the rent.

In July 2017, LEM filed an application, pursuant to which LEM mainly demands the elimination of certain alleged defects in the CTN Complex and that LEM be authorized to carry out the works at the expense of Eldista Gmbh if the works are not executed within a specific time frame as well as a 20%-reduction in rent from February 2012 and until the completion of the works. LEM demands that Eldista Gmbh be ordered to reimburse a monthly amount of CHF 47,600 as rent overpayment from February 2012 (representing the 20% reduction in rent) until (i) the completion of the works or (ii) the month of the entry into force of the judgment, whichever occurs first and that Eldista Gmbh be ordered to pay an amount of app, CHF 147,000 (subject to amplification) plus interest as of May 5, 2017 as consequential damages. LEM further demands to be reserved the right to claim the reimbursement of overpaid ancillary fees. According to the application, the dispute amounts to a total of CHF 3.54 million (app. $ 3.68 million). On October 23, 2017 the Tenant filed a claim with the first instance court, requesting a rent reduction and related damages amounting to a minimum capital amount of CHF 3,833 (approximately $ 3,926 as of December 31, 2017), based on various defects allegedly affecting the rented premises. On February 16, 2018 Eldista submitted a reply brief to the court, the Tenant will have until April 9, 2018 to submit a complementary brief and Eldista until May 14, 2018. The Company has sufficient provision to cover the expected outcome of this claim.

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

ITEM 8.B. SIGNIFICANT CHANGES

Since the date of our financial statements for the year ended December 31, 2017, as part of the motion to approve the filing of a derivative claim, on February 25, 2018, additional hearings was held. The next cross-examination hearing is scheduled for October 7, 2018.

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

	Nasdaq		TASE
Year	High	Low	High	Low
2013	$6.9	$4.51	-	-
2014	$8.21	$5.15	-	-
2015	$9.29	$6.03	NIS 36.8	NIS 27.2
2016	$9.2	$6.21	NIS 30.54	NIS 26.01
2017	$10.3	$6.6	NIS 39.24	NIS 23.5

2016
First Quarter	$8.2	$6.75	NIS 30.54	NIS 26.01
Second Quarter	$8	$6.21	NIS 29.5	NIS 26.61
Third Quarter	$8.45	$6.65	NIS 29.55	NIS 29.49
Fourth Quarter	$9.2	$7.5	NIS 30	NIS 28.01

2017
First Quarter	$9.35	$7.20	NIS 39.19	NIS 26.63
Second Quarter	$10.30	$7.70	NIS 39.24	NIS 28.05
Third Quarter	$10.00	$6.60	NIS 38.19	NIS 24.61
Fourth Quarter	$8.90	$6.90	NIS 31.88	NIS 23.50

2018
First Quarter (Until March 20, 2018)	$8.68	$7.42	NIS 29.64	NIS 24.09

Most Recent Six Months	High	Low	High	Low
October 2017	$8.90	$6.90	NIS 31.88	NIS 23.50
November 2017	$8.75	$7.70	NIS 30.66	NIS 27.30
December 2017	$8.70	$7.55	NIS 30.00	NIS 27.05
January 2018	$8.68	$7.65	NIS 29.64	NIS 27.07
February 2018	$8.25	$7.42	NIS 27.80	NIS 24.09
March 2018 (Until March 20, 2018)	$8.20	$7.85	NIS 27.88	NIS 25.00

On March 20, 2018, the reported closing sale price of our ordinary shares on The NASDAQ Global Market, was $7.85 per share and on the Tel Aviv Stock Exchange, was NIS 27.88 per share.

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

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,214,256 ordinary shares were issued and outstanding as of March 20, 2018. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

The Companies Law further provides that the engagement terms of a controlling shareholder or its relative (including by an entity controlled by such controlling shareholder or its relative) with the company, either as an officer or an employee, must also be approved by such company’s compensation committee, board of directors and general meeting by the special majority described above. Such an engagement which shall last for a period exceeding three years shall be approved again by such company’s audit committee, board of directors and general meeting by the special majority described above once in every three years. However, an engagement described in the beginning of this paragraph only which may be approved for a period exceeding three years, provided that the audit committee approved the engagement term to be reasonable under the circumstances.

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

10.C. MATERIAL CONTRACTS

Swiss Pro Capital Limited

On March 1, 2010, the Company’s subsidiary in Luxembourg Optibase RE 1 SARL or Optibase RE 1 entered into an Option Agreement, or the Option Agreement, with a Cypriot company, Swiss Pro, with respect to a commercial building acquired by the Company in October, 2009 in Rümlang, Switzerland. Through its beneficial owner, Swiss Pro introduced Optibase to the Rümlang property and facilitated Optibase’s acquisition and financing of the property. Under the Option Agreement, Optibase RE 1 granted Swiss Pro an option to purchase twenty percent (20%) of the share capital of Optibase RE 1. Swiss Pro undertook to pay a purchase price for the option of CHF 315,000 for the option. The exercise price under the Option Agreement is calculated based on twenty percent (20%) Optibase’s acquisition costs for the Rümlang Property plus interest and an adjustment for proceeds that are distributed to the shareholders of Optibase RE 1. The shares that would be issued to Swiss Pro upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase. The option granted under the Option Agreement will expire within eight years from the entrance into the agreement, i.e.: in October, 2017.

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

Upon the acquisition of the Transaction Portfolio, Optibase Bavaria was assigned the Sellers’ rights and obligations under the leases. The tenants currently operating on Transaction Portfolio include 26 supermarket, and one commercial building with mixed retail and office uses. The largest tenant in the Transaction Portfolio is EDEKA Handelsgesellschaft Südbayern mbH, or Edeka, one of the largest supermarket chain in the German market, currently leases 19 of the rental properties in the Transaction Portfolio. In addition to the hypermarkets and supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of Edeka.

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

On June 17, 2016, and in accordance with our initial investment agreement in 300 South Riverside Plaza, Chicago, we have invested an additional amount of $3 million which accrues interest of 12% per annum which was distributed back to the Company on November 21, 2017.

Property

In general, the Property is a 23-story, trophy Class A office building located in Chicago’s premier West Loop submarket and encompasses approximately 1.1 million square feet of total rental space, of which 98% was occupied at the purchase date. As of the purchase date, the Property generated annual net rental income of $17.4 million.

The largest tenant in the Property was JP Morgan, which at the date of the purchase leased 486,000 square feet or 46% of the Property.  In addition, there are also smaller tenants and retail tenants. JP Morgan has exercised its option to terminate its entire office space at no penalty after September 2016.

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
On June 17, 2016, and in accordance with our initial investment agreement in 300 South Riverside Plaza, Chicago, we have invested an additional amount of $3 million which accrues interest of 12% per annum which was distributed back to the Company on November 21, 2017.

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

Israeli taxation

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2017, the corporate tax rate is 24% (in 2015 and 2016, the corporate tax rate was 26.5% and 25%, respectively). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

Excess Tax.

Beginning on January 1, 2013, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding 803,520 for 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Other Income Tax

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to tax at the rate of approximately 29%, 24% and 34% respectively in 2017.

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

The deflation rate in Israel was approximately (1)% and (0.2)% in 2015 and 2016, respectively, and an inflation rate of approximately 0.4% in 2017. The changes of the NIS against the dollar was a devaluation of approximately (0.3)% in 2015 and appreciation of approximately 1.5% and 9.8% in 2016 and 2017, respectively. The change of the CHF against the dollar was a devaluation of approximately (0.2)% and (2.8)% in 2015 and 2016, respectively, and an appreciation of approximately 4.4% in 2017. The change of the Euro against the dollar was a devaluation of approximately (10)% and (3.6)% in 2015 and 2016, respectively, and an appreciation of approximately 13.7% in 2017.

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

The presentation currency of the financial statements is the U.S. dollar.

Our functional currency is the U.S Dollar.

The functional currencies of Optibase’s subsidiaries are CHF, EUR and U.S dollar. Assets and liabilities of these subsidiaries are translated at the year-end exchange rates and their statement of operations items are translated using the average exchange rates for all periods presented. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

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

Investments Risks

As of December 31, 2017, our available net cash was $20.3 million. As of December 31, 2017, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable. For a description of our Series A Bonds see “Item 5.B: Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework for Internal Control-Integrated Framework (1992) set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2017.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2017, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young in Switzerland and in the United States, to Optibase in 2016 and 2017 (in thousands of dollars):

	2016	2017
Audit fees (1)	95	111
Audit-related fees (2)	5	5
Tax fees (3)	56	42
Total	156	158

_______________________
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

During  2016 and 2017, our audit committee approved all the audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in Switzerland and in the United States.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1. The financial statements of 300 RIVER HOLDINGS, LLC are also provided pursuant to Rule 3-09 of Regulation S-X.:

Consolidated Financial Statements	Page
Consolidated Financial Statements of 300 RIVER HOLDINGS, LLC	F-44 –F-58

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Optibase LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optibase Ltd. and its subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, change in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of 300 RIVER HOLDINGS LLC ,an associate accounted for using the equity method, amounted to approximately $ 10,287 thousand as of December 31, 2017, and the Company's share in its net loss amounted to approximately $ 1,797 thousand for the year ended December 31, 2017. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for 300 RIVER HOLDINGS LLC, is based solely on the report of the other auditor.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER or /s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since at least 1997, but we are unable to determine the specific year.

Tel-Aviv, Israel
March 28, 2018

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,268	$16,024
Restricted cash	292	-
Trade receivables (net of allowance for doubtful accounts of $ 161 and $ 154 at December 31, 2017 and 2016, respectively)	332	220
Other accounts receivable and prepaid expenses	506	528

Total current assets	21,398	16,772

LONG-TERM INVESTMENTS:
Long-term deposits	3,483	2,785
Investments in companies and associates	17,556	22,892

Total long-term investments	21,039	25,677

PROPERTY AND OTHER ASSETS, NET
Real estate property, net	216,726	207,690
Other assets, net	140	245

Total property, equipment and other assets	216,866	207,935

Total assets	$259,303	$250,384

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2017	2016
CURRENT LIABILITIES:
Current maturities of long-term loans and bonds	$6,048	$10,360
Other accounts payable and accrued expenses	4,362	4,254
Total liabilities attributed to discontinued operations	2,061	2,061

Total current liabilities	12,471	16,675

COMMITMENTS AND CONTINGENT LIABILITIES

LONG-TERM LIABILITIES:
Deferred tax liabilities	14,042	13,620
Land lease liability, net	6,295	6,133
Other Long-Term Liabilities	294	407
Loan from controlling shareholder	4,886	-
Long-term loans, net of current maturities	135,774	129,261
Long-term bonds, net of current maturities	8,473	10,160

Total long-term liabilities	169,764	159,581

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.65 par value -	993	993
Authorized: 6,000,000 shares at December 31, 2017 and 2016; Issued: 5,214,256 shares at December 31, 2017 and 2016;
Outstanding: 5,180,361 and 5,172,361 shares at December 31, 2017 and 2016, respectively
Additional paid-in capital	138,170	138,155
Treasury shares: 33,895 and 41,895 shares at December 31, 2017 and 2016, respectively	(87)	(87)
Other reserves	9	(3,002)
Accumulated deficit	(82,048)	(80,925)

Total shareholders' equity of Optibase Ltd.	57,037	55,134

Non-controlling interests	20,031	18,994

Total shareholders' equity	77,068	74,128

Total liabilities and shareholders' equity	$259,303	$250,384

The accompanying notes are an integral part of the consolidated financial statements.

March 28, 2018
Date of approval of the	Amir Philips	Alex Hilman
financial statements	Chief Executive Officer	Executive Chairman of the Board

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2017	2016	2015

Fixed income from real estate rent	$16,587	$16,338	$15,273

Costs and expenses:
Cost of real estate operations	3,057	3,159	2,958
Real estate depreciation and amortization	4,209	4,244	3,925
General and administrative	2,698	2,615	1,849
Other operating costs	-	-	2,352

Total costs and expenses	9,964	10,018	11,084

Operating income	6,623	6,320	4,189

Other income	597	1,116	429
Financial expenses, net	(2,769)	(3,366)	(1,807)

Income before taxes on income	4,451	4,070	2,811
Taxes on income	(1,602)	(1,627)	(1,609)
Equity share in losses of associates, net	(1,677)	(323)	(31)

Net income	1,172	2,120	1,171

Net income attributable to non-controlling interest	2,295	1,925	2,239

Net income (loss) attributable to Optibase Ltd.	$(1,123)	$195	$(1,068)

Net earnings per share:

Basic and diluted net earnings (loss) per share	$(0.22)	$0.04	$(0.21)

Weighted average number of shares used in computing basic net earnings per share:	5,180,163	5,147,130	5,133,024

Weighted average number of shares used in computing diluted net earnings per share:	5,180,163	5,157,165	5,133,024

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Net income	$1,172	$2,120	$1,171

Foreign currency translation adjustments	3,357	(1,475)	(467)
Financial liability related to hedging	113	(143)	(264)

Comprehensive income	4,642	502	440

Net earnings attributable to non-controlling interests	(2,295)	(1,925)	(2,239)
Other comprehensive loss (income) attributable to non-controlling interests	(831)	522	46

Comprehensive income (loss) attributable to Optibase Ltd.	$1,516	$(901)	$(1,753)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Other reserves	Accumulated deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total shareholders' equity

Balance as of January 1, 2015	$988	$137,898	$(554)	$(1,221)	$(79,672)	$57,439	$19,636	$77,075

Stock-based compensation	-	98	-	-	-	98	-	98
Issuance of treasury shares upon vesting of shares	-	(35)	200	-	(165)	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(2,029)	(2,029)
Other comprehensive loss	-	-	-	(685)	-	(685)	(46)	(731)
Net income (loss)	-	-	-	-	(1,068)	(1,068)	2,239	1,171

Balance as of December 31, 2015	988	137,961	(354)	(1,906)	(80,905)	55,784	19,800	75,584

Stock-based compensation	-	60	-	-	-	60	-	60
Issuance of shares upon exercise of stock options	5	186	-	-	-	191	-	191
Issuance of treasury shares upon vesting of shares	-	(52)	267	-	(215)	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(2,209)	(2,209)
Other comprehensive loss	-	-	-	(1,096)	-	(1,096)	(522)	(1,618)
Net income	-	-	-	-	195	195	1,925	2,120

Balance as of December 31, 2016	993	138,155	(87)	(3,002)	(80,925)	55,134	18,994	74,128

Stock-based compensation	-	15	-	-	-	15	-	15
Dividend to non-controlling interests	-	-	-	-	-	-	(2,089)	(2,089)
Other comprehensive income	-	-	-	2,639	-	2,639	831	3,470
Equity component of transaction with controlling shareholder	-	-	-	372	-	372	-	372
Net income (loss)	-	-	-	-	(1,123)	(1,123)	2,295	1,172

Balance as of December 31, 2017	$993	$138,170	$(87)	$9	$(82,048)	$57,037	$20,031	$77,068

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:

Net income	$1,172	$2,120	$1,171
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,209	4,244	3,925
Stock-based compensation related to options and unvested shares	15	60	98
Decrease (increase) in trade receivables	(112)	(46)	111
Equity share in losses of associates, net	1,998	520	31
Increase (decrease) in deferred tax liabilities	(169)	(177)	(48)
Decrease in other short-term liabilities	-	-	(538)
Decrease in land lease liabilities	(106)	(107)	(109)
Decrease (increase) in other accounts receivable and prepaid expenses	(791)	(370)	1,070
Increase (decrease) in accrued expenses and other accounts payable	1,685	1,060	(1,687)

Net cash provided by continuing operations	7,901	7,304	4,024
Net cash used in discontinued operations	-	(48)	(44)

Net cash provided by operating activities	7,901	7,256	3,980

Cash flows from investing activities:

Investment in real estate property	(2,195)	(2,450)	(2,215)
Increase in restricted cash	(292)	-	-
Proceeds from (investments in) associates, net	3,338	(2,749)	(13,142)
Decrease (increase) in other long-term deposits	265	159	(2,616)
Acquisition of Optibase Bavaria (b)	-	-	(31,473)

Net cash provided by (used in) investing activities	1,116	(5,040)	(49,446)

The accompanying notes are an integral part of the consolidated financial statements.
.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from financing activities:

Repayment of long-term bank loans and bonds	(8,431)	(8,112)	(2,811)
Proceeds from bank loan	-	530	36,969
Proceeds from issuance of long-term bonds	-	-	15,045
Dividend paid to non-controlling interests	(2,089)	(2,209)	(2,029)
Proceeds from controlling shareholders' loan	5,118	-	-
Issuance of shares upon exercise of stock options	-	191	-

Net cash provided by (used in) financing activities	(5,402)	(9,600)	47,174

Exchange differences on balances of cash and cash equivalents	629	(398)	(804)

Increase (decrease) in cash and cash equivalents	4,244	(7,782)	904
Cash and cash equivalents at the beginning of the year	16,024	23,806	22,902

Cash and cash equivalents at the end of the year	$20,268	$16,024	$23,806

(a) Supplemental cash flow activities:

Cash paid during the year for:

Taxes	$2,744	$1,420	$3,971

Interest	$2,554	$2,896	$1,795

(b) Acquisition of Optibase Bavaria:

Real estate property	$-	$-	$31,399
Other assets, net	-	-	74

Cash paid by the Company	$-	$-	$31,473

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

As of December 31, 2017, the Company manages its activity through three active subsidiaries: Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc."), Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, and OPCTN SA, a Luxembourg company owned 51% by the Company which was incorporated in February 2011 ("Subsidiaries"), (collectively, the "Group").

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

The largest tenant in the Retail Portfolio in Germany is EDEKA, which currently leases 19 of the rental properties in the portfolio. In addition to the hypermarkets and supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of EDEKA.

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

2.          300 South Riverside Plaza, Chicago:

On December 29, 2015, the company through its subsidiary, Optibase Inc., completed an investment in 300 River Holdings, LLC, (the "Joint Venture Company") which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago under a 99 year ground lease expiring in 2114. The company invested $ 12,900 in exchange for a thirty percent (30%) interest in the Joint Venture Company. In addition to the Purchase Price, the Company incurred acquisition costs of approximately $ 242. On June 17, 2016, and in accordance with the Company's initial investment agreement, the Company had invested an additional amount of $ 3,000 which accrued interest of 12% per annum, and was distributed back to the company on November 21, 2017.

c.
The Company's two major tenants accounted for 18% and 16%, 18% and 18% and 23% and 12% of the Company revenues in the years ended December 31, 2017, 2016 and 2015 respectively. No other tenants accounted for more than 10% of the company revenues.

For further details regarding a dispute to which OPCTN's subsidiary, Eldista Gmbh (“Eldista”), see Note 11e(4).

d.         Sale of the Video Activity (discontinued operations):

Until the sale of its video solutions business to VITEC Multimedia ("Vitec") in July 2010, the Company and its U.S subsidiary, Optibase Inc., provided equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets (collectively, the "Video Activity").

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

The liabilities of the Video activity for the years ended December 31, 2017 and 2016, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	Year ended December 31,
	2017	2016
Liabilities:

Total liabilities attributed to discontinued operations	$2,061	$2,061

Total liabilities	$2,061	$2,061

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b.	Functional currency, presentation currency and foreign currency:

The presentation currency of the financial statements is the U.S. dollar.

The functional currency of the Company is the U.S Dollar.

The functional currencies of Optibase's subsidiaries are CHF, EUR and U.S dollar. Assets and liabilities of these subsidiaries are translated at the year-end exchange rates and their statement of operations items are translated using the average exchange rates for all periods presented. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

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

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Building	25 - 63
Buildings' improvements	5 - 20
Condominium units	30

g.	Impairment of long-lived assets and intangible assets:

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" and ASC 350, “Intangibles - Goodwill and other”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of long-lived assets, the Company makes judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of assets or asset groups. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the carrying amount of the assets exceeds the fair value of the assets.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company reviews assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset group was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected undiscounted future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2017 and 2016, no impairment losses have been identified.

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

The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2017 and 2016, the Company had outstanding hedging instruments in amount of $ 294 and $ 407 respectively. At times, the Company may use derivative instruments to manage exposure to variable interest rate risk. Occasionally, the Company enters into interest rate swaps to manage its exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. The Company generally enters into derivative instruments that qualify as cash flow hedges and it does not enter into derivative instruments for speculative purposes.

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

The Company believes that its tax positions are all highly certain of being upheld upon examination. As such, as of December 31, 2017 and 2016 the Company has not recorded a liability for uncertain tax positions.

o.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables and long-term lease deposits.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data

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

Options and restricted shares that have been excluded from the calculations of diluted net income per share were 10,035 for the years ended December 31, 2016.

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

U.S. dollars in thousands (except share and per share data

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

The fair value was estimated at the date of grant using the Black-Scholes model. During 2017 and 2016 there were no new grants.

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

Swap instruments are measured at fair value under ASC 820 on a recurring basis as of December 31, 2017 and 2016.

t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

u.	Recent accounting pronouncements:

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

The Company examined the new revenue recognition standard and concluded that the new revenue recognition standard is out of scope.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

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

The Company will adopt the remaining provisions of the ASU on January 1, 2018. The Company is evaluating the impact of this ASU on the Company's financial statements.

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

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2017. The Group does not anticipate that this adoption will have a significant impact on its financial statement.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total
Cost:

At January 1, 2016	$33,874	$184,860	$19,974	$(8,966)	$229,742
Additions	-	1,969	481	(5,710)	(3,260)

At December 31, 2016	33,874	186,829	20,455	(14,676)	226,482
Additions	-	1,945	250	11,266	13,461

At December 31, 2017	33,874	188,774	20,705	(3,410)	239,943

Accumulated depreciation:

At January 1, 2016	-	13,878	1,326	(302)	14,902
Depreciation charge for the year	-	3,631	394	(135)	3,890

At December 31, 2016	-	17,509	1,720	(437)	18,792
Depreciation charge for the year	-	3,696	394	335	4,425

At December 31, 2017	-	21,205	2,114	(102)	23,217

Real estate property, net:

At December 31, 2017	33,874	167,569	18,591	(3,308)	216,726

At December 31, 2016	$33,874	$169,320	$18,735	$(14,239)	$207,690

Estimated depreciation expenses by years are as follows:

Year	Estimated depreciation expenses

2018	4,204
2019	4,202
2020	4,173
2021 and thereafter	168,617

$181,196

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	Above, below market value of in-place leases	Currency translation adjustment	Total
Cost:

At January 1, 2016	$1,524	$(50)	$1,474
Additions	-	(32)	(32)

At December 31, 2016	1,524	(82)	1,442
Additions	-	55	-
Disposals	(315)	(31)	(346)

At December 31, 2017	1,209	(58)	1,151

Accumulated amortization:

At January 1, 2016	1,088	(84)	1,004
Amortization charge for the year	219	(26)	193

At December 31, 2016	1,307	(110)	1,197
Amortization charge for the year	120	40	160
Disposals	(346)	-	(346)

At December 31, 2017	1,081	(70)	1,011

Other assets, net:

At December 31, 2017	128	12	140

At December 31, 2016	$217	$28	$245

Intangible assets consist of lease contracts with tenants deriving from the purchase of a building complex in Geneva in 2011 and purchase of retail portfolio in Germany. See Note 1b(1).

Estimated amortization expenses by years are as follows:

Year	Estimated depreciation expenses

2018	(8)
2019	(26)
2020	11
2021 and thereafter	163

$140

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2016

Prepaid expenses	$367	$407
Income receivable	95	95
Deposit	-	6
Others	44	20

	$506	$528

NOTE 6:-	LONG-TERM DEPOSITS

	December 31,
	2017	2016

Bonds deposit (1)	$1,897	$1,709
Restricted account (2)	519	727
SWAP (3)	986	274
Other	81	75

	$3,483	$2,785

(1)	Bonds deposit of one payment of principal and interest reserves. See Note 10.
(2)	Restricted amount of $ 519 related to the hedging transaction, see details (3) below.
(3)
Hedging of cross currency interest rate swap transaction for the total amount of approximately NIS 34,200 at fixed interest rate of 6.7% in exchange for approximately $ 8,700 at fixed interest rate of 7.95% with semi-annually payments commencing on June 2016 through December 2021, the termination date. As of December 31, 2017 the hedging amount is $ 5,800.

NOTE 7:-	INVESTMENTS IN COMPANIES AND ASSOCIATES

a.
On October 12, 2012, the Company acquired through its subsidiary beneficial interests in Two Penn Center Plaza in Philadelphia, Pennsylvania. This investment is accounted for using the equity method of accounting as the Company's indirect beneficial interest in Two Penn Center Plaza is 22.16% and therefore is considered to be more than minor.

	December 31,
	2017	2016

Invested in equity	$4,025	$4,025
Distributions	(672)	(335)
Accumulated net loss	(84)	(203)

Total investment	$3,269	$3,487

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

c.
On December 29, 2015, the company through its subsidiary, Optibase Inc., completed an investment in 300 River Holdings, LLC, (the "Joint Venture Company") which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago under a 99 year ground lease expiring in 2114. The company invested $ 12,900 in exchange for a thirty percent (30%) interest in the Joint Venture Company. In addition to the Purchase Price, the Company capitalized acquisition costs of approximately $ 242. See Note 1b(2). On June 17, 2016, and in accordance with the Company's initial investment agreement, the Company had invested an additional amount of $ 3,000 which accrued interest of 12% per annum, and was distributed back to the company on November 21, 2017. Amounts of $ 321 and $ 196 received as interest for 2017 and 2016, respectively, was recorded as equity share in losses of associates, net.

	December 31,
	2017	2016

Invested in equity	$13,142	$16,142
Accumulated net loss	(2,855)	(737)

Total investment	$10,287	$15,405

d.	Investments in associates accounted for using the equity method of accounting:

Summarized data of the financial statements of associates, unadjusted to the Company's percentage of holdings: *)

	December 31,
	2017	2016

Assets	$364,805	$285,988
Liabilities	$446,335	$352,892
Income	$41,546	$46,324
Net loss	$(13,206)	$(9,740)

*)	The information presented does not include excess cost and goodwill.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2017	2016

Employees and payroll accruals	$206	$215
Accrued expenses	1,406	1,011
Government (mainly tax provision)	1,245	1,803
Advance tenants payments	684	607
Tenant security deposits	124	120
Trade payables	697	498

Total	$4,362	$4,254

NOTE 9:-        LONG-TERM LOANS

a.
On October 29, 2009, Optibase SARL received a mortgage loan (the "Loan") from a financial institution in Switzerland, in the amount of CHF 18,800 for the purpose of purchasing the real estate property located in Rümlang, Switzerland (the "Property"). The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins 0.8%. The financial institution may increase the margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The loans are repaid at a rate of CHF 376 per year. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2017, the Company met the required covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2018 (current maturity)	$385

Long-term portion:

2019	385
2020	385
2021	385
2022	385
Thereafter	14,250

Total	$15,790

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	LONG-TERM LOANS (Cont.)

b.
On October 2011, OPCTN and Eldista entered into a CHF 100,000 bank loan refinancing with Credit Suisse for the above mentioned loan. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins, the combined interest margins rate is 0.83%. The loans are repaid at a rate of CHF 2,000 per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2017, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2018 (current maturity)	$2,049

Long-term portion:

2019	2,049
2020	2,049
2021	2,049
2022	2,049
Thereafter	80,221

Total	$88,417

c.
Optibase Bavaria negotiated a loan agreement with a Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft ("DG HYP"), for the provision of a senior mortgage loan in the amount of up to Euro 21,000 of which the Company utilized Euro 20,474. The effective interest rate was closed at 2.15%. The loan is repaid in quarterly installments of EUR 105 each, up until April 30, 2020. The terms of the loan includes certain covenants, a debt service cover ratio requirement of between 130% and 110%, and a loan to value requirement of 70% in the first three years and 65% in the fourth and fifth years. As of December 31, 2017, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2018 (current maturity)	$503

Long-term portion:

2019	503
2020	22,135

Total	$22,638

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-        LONG-TERM LOANS (Cont.)

d.
On July 8, 2015, the Company subsidiary, Optibase Inc., entered into a loan agreement with City National Bank of Florida (“CNB”) for a gross amount of $ 15,000 for the financing of 25 condominium units the Company owns in Miami and Miami Beach, Florida.  The loan is secured by a senior mortgage over the condominium units. The loan was taken for a term of three (3) years, with an interest rate of Libor 30-day-rate plus 2.65%. Interest is paid monthly commencing August 1, 2015, and the principal is reduced in six-month intervals beginning July 2016. On November 24, 2017 Optibase Inc., refinanced the loan.  Under the refinancing, the existing principle loan balance of $ 9,390 bears an interest rate of Libor 30- day rate plus 2.65% which may be increased to 30-day Libor plus 3.25% if Optibase Inc. or its subsidiary, fail to maintain depository accounts with totaling $ 1,500. The principal of the Loan is amortized on a monthly basis with principal payments of approximately $ 19 per month plus accrued interest until the loan matures on July 8, 2020 when all remaining principal and interest become due and payable. The securities for the Loan include a restricted cash deposit of approximately $ 300. As of December 31, 2017 Loan issuance costs of $ 183 reported in the balance sheet as a direct deduction from the gross amount of the loan and are amortized in accordance with the loan payments. The covenants under the new financing agreement are substantially the same as under the previous loan agreement. As of December 31, 2017, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2018 (current maturity)	$228

Long-term portion:

2019	228
2020	8,701

Total	$8,929

e.	For information regarding a loan received from the controlling shareholder, see note 17b(8).

NOTE 10:-	LONG-TERM BONDS

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

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM BONDS (Cont.)

Debt issuance costs of $ 384 reported in the balance sheet as a direct deduction from the gross amount of the bonds according to Accounting Standards Update, or ASU, 2015-03 issued by the Financial Accounting Standards Board In April 2015. The Company elected to adopt this standard early, effective August 10, 2015. The debt issuance costs are amortized in accordance with the bonds payments.  As of December 31, 2017 the unamortized amount of the debt issuance costs is $ 184. The Company is required to meet certain covenants under this bonds. As of December 31, 2017, the Company met these covenants.
Maturities of the bonds by years are as follows:

Year ended December 31,

2018 (current maturity)	$2,883

Long-term portion:

2019	2,883
2020	2,883
2021	2,707

Total	$8,473

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries facilities leased and motor vehicles leased under several operating lease agreements for different periods ending in 2020.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2018	$156
2019	151
2020	118
2021	34

Total	459

b.	Assets pledged as collateral:

As collateral for the Company's loan mortgages, a fixed pledge has been placed on the Company's subsidiaries in Luxemburg shareholders' equity. See Note 9a.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Israel Innovation Authority commitments:

Until the sale of the Video Activity the Company participated in programs sponsored by the Israeli Government and by the European Commission for the support of research and development activities.

The Company was obligated to pay royalties to the Israel Innovation Authority ("IIA"), in the amount of 3%-3.5% of the sales recorded from products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company was undergoing an audit by the IIA for royalties paid before the sale of the Company's Video business. As of December 31, 2017, the Company has sufficient provisions to cover the expected outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations as the Company has no further obligation to pay royalties on revenues generated by the Video Activity subsequent to its sale.

d.
In June 2017, Aberdeen Associates LLC, a Delaware limited liability company, extended a $7,000, 5-year fixed-rate loan facility (the “Loan Facility”) to the Company’s subsidiary, Optibase Inc. secured by a pledge of 100% of its membership interest in Optibase Chicago 300, LLC. The Loan Facility will bear interest at an annual rate of 5% of the amount drawn, and is compounded and paid quarterly until the maturity on June 1, 2022. As of December 31, 2017, the Company has not drawn down any funds under the Loan Facility.

e.	Legal claims and contingent liabilities:

1.
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

On March 14, 2017 the Company, the Company's directors, CEO and former directors' submitted an expert opinion as a response to the expert opinion submitted by the Applicants.

Cross-examination hearings were held on October 31, 2017, November 19, 2017, December 5, 2017 and February 25, 2018. The next cross-examination hearing is scheduled for October 7, 2018.

At this stage we cannot provide an assessment as to the chances of the claim and the exposure to the Company.

2.
On March 1, 2010, the Company's subsidiary in Luxembourg entered into an Option Agreement, (the "Option Agreement"), with Swiss Pro who introduced the Company the Rümlang property and facilitated the acquisition and financing of the commercial building acquired by the Company in October, 2009 in Rümlang, Switzerland. According to the Option Agreement, the Company's subsidiary granted Swiss Pro an option to purchase, within 8 years from the entrance into the agreement, twenty percent (20%) of its share capital in consideration of CHF 315 for the option. The exercise price under the Option Agreement is calculated based on twenty percent (20%) of acquisition costs for the Rümlang Property plus interest and an adjustment for proceeds that are distributed to the shareholders. The shares that would be issued to Swiss Pro upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of the Company. In October 2017, the option has expired.

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

3.
On April 16, 2015, the Company's subsidiary Eldista GmbH, filed a claim to the court in Switzerland in an amount of CHF 961 (approximately $ 984 as of December 31, 2017) due to damages and unpaid amounts from a specific tenant. Shortly thereafter, the tenant filed a counterclaim against Eldista GmbH in an amount of CHF 157 (approximately $ 161 as of December 31, 2017) for damages allegedly caused to it. The court suggested the parties to transfer to mediation proceedings which failed. The court handed down a partial judgment on 31, October 2016, dismissing against the judgment. The appeal is currently pending before the court of appeal of Geneva. At this stage, the Company cannot assess whether the court will receive Elista's or the tenant's arguments.

4.
On March 1, 2017, OPCTN subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, (the "Tenant"), regarding the deposit of the monthly rent as of March 2017 amounting to CHF 279 (approximately  $ 286  as of  December 31, 2017)  with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. The Tenant claims that there are serious defects affecting the rented premises, which merit the Tenant with a reimbursement of CHF 2,428 (approximately $ 2,486 as of December 31, 2017) as well as CHF 69 (approximately $ 71 as of December 31, 2017) as indemnification for consequential damages for the years 2014 and 2015. The Tenant also reserves its claims regarding damages suffered before year 2014. The Tenant may continue to deposit the monthly rent until the end of the proceedings. On April 5, 2017 the Tenant released the deposit. On October 23, 2017 the Tenant filed a claim with the first instance court, requesting a rent reduction and related damages amounting to a minimum capital amount of CHF 3,833 (approximately $ 3,926 as of December 31, 2017), based on various defects allegedly affecting the rented premises.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On February 16, 2018 Eldista submitted a reply brief to the court, the Tenant will have until April 9, 2018 to submit a complementary brief and Eldista until May 14, 2018.
As of December 31, 2017, the Company has sufficient provisions to cover the expected outcome of this claim.

NOTE 12:-      FAIR VALUE MEASUREMENTS

a.	Recurring fair value measurements:

The fair value of the interest rate swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using interest rate pricing models and observable inputs.

As of December 31, 2017 and 2016, the Company has an interest rate swap agreements for Optibase Bavaria loan. The fair value of the interest rate swap consisted of a liability of $ 293 and $ 407, respectively, is included in long-term liabilities, and the net unrealized income on the Company interest rate swap is included in accumulated other comprehensive loss.

The fair value of the currency swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using currency rate pricing models and observable inputs.

As of December 31, 2017 and 2016, the Company has a currency rate swap agreements for Optibase Series A bonds. The fair value of the currency rate swap consisted of an assets of $ 986 and $ 274, respectively.

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

a.
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "TCJA").  The TCJA makes broad and complex changes to the Code. The changes include, but are not limited to:

1.          A corporate income tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017 ("Rate Reduction");
2.          The transition of U.S international taxation from a worldwide tax system to a territorial system by providing a 100 percent deduction to an eligible U.S. shareholder on foreign sourced dividends received from a foreign subsidiary;
3.          A one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017; and
4.          Taxation of GILTI earned by foreign subsidiaries beginning after December 31, 2017. The GILTI tax imposes a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations.

The Company has not completed its accounting for the income tax effects of the TCJA. Where the Company has not yet been able to make reasonable estimates of the impact of certain elements, the Company has not recorded any amounts related to those elements and has continued accounting for them in accordance with ASC 740 on the basis of the tax laws in effect immediately prior to the enactment of the TCJA, pursuant to SEC Staff Accounting Bulletin No. 118.

b.	Corporate tax rates:

Israeli companies are generally subject to corporate tax on their taxable income. As of 2017, the corporate tax rate is 24% (in 2016 and 2015, the corporate tax rate was 25% and 26.5%, respectively).

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

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States is subject to the following tax rates:

	Year ended December 31,
	2017	2016	2015

Luxemburg	29%	29%	29%
Switzerland	24%	24%	24%
United States	34%	34%	34%
Germany	16%	16%	16%

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Tax assessments:

The Company has final tax assessments through the tax year 2013.

d.	Deferred tax assets and liabilities:

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

Significant components of the Company and its subsidiary deferred tax assets are as follows:

	December 31,
	2017	2016
Deferred tax assets:
Net Operating losses	$24,972	$28,091
Lease provision	1,511	1,472
Other	203	199

Deferred tax assets	26,686	29,762

Deferred tax liabilities:
Land	(5,408)	(5,181)
Building	(10,344)	(10,065)
Other	(605)	(397)

Deferred tax liabilities	(16,357)	(15,643)

Valuation allowance	(24,371)	(27,739)

Deferred tax liabilities, net	$(14,042)	$(13,620)

e.	Net operating losses carry-forward:

Through December 31, 2017, Optibase Ltd. had net operating losses carry-forward for tax purposes in Israel of approximately $ 68,000 which may be carried forward and offset against taxable income in the future, for an indefinite period.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2017, Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 37,000 that can be carried forward and offset against taxable income for 20 years, no later than 2037. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S deferred tax assets.

f.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2017	2016	2015

Income before taxes as reported	$4,451	$4,070	$2,811

Theoretical tax benefit computed at the statutory rate 24%, 25% and 26.5% for the years 2017, 2016 and 2015, respectively	1,068	1,018	745
Income tax at rate other than the Ltd. statutory tax rate	(226)	(163)	5
Tax adjustments in respect of currency translation	33	86	42
Adjustment of deferred tax balances following a decrease in statuary tax rates	4,225	1,229	-
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	(3,600)	(638)	463
Taxes for previous years	(80)	-	45
Other non-deductible expenses	182	95	309

Income tax expense	$1,602	$1,627	$1,609

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Income before taxes on income consists of the following:

	Year ended December 31,
	2017	2016	2015

Domestic	$(84)	$(1,239)	$(898)
Foreign	4,535	5,309	3,709

	$4,451	$4,070	$2,811

g.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2017	2016	2015

Current	$1,771	$1,801	$1,648
Deferred	(169)	(174)	(39)

	$1,602	$1,627	$1,609

Domestic	$-	$-	$-
Foreign	1,602	1,627	1,609

	$1,602	$1,627	$1,609

h.
As of December 31, 2017 and 2016 the Company has no liability for unrecognized income tax benefits, and there was no change in its liability for unrecognized income tax benefits during all years presented.

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

The total number of options available for future grants as of December 31, 2017 was 511,260.

A summary of the Company's stock option activity, and related information, is as follows:

	Year ended December 31, 2017
	Amount	Weighted average exercise price	Weighted average remaining contractual term (years)

Outstanding at the beginning of the year	81,269	$9.57	1.43
Granted	-
Forfeited	(19,269)	$8.41
Exercised	-

Outstanding at the end of the year	62,000	$9.93	0.83

Exercisable options at end of year	62,000	$9.93	0.83

Options vested and expected to vest at end of year	62,000	$9.93	0.83

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock value as of December 31, 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2017. This amount may change based on the fair market value of the Company's stock. As of December 31, 2017 and 2016, the total intrinsic value of outstanding options was $ 0.

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2017, the compensation cost related to options granted under the Company's stock option plans were fully recognized.

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

As of December 31, 2017 an aggregate sum of 183,690 ordinary shares has been reserved for issuance under the 2006 Plan, respectively.

A summary of the status of the entity's restricted shares as of December 31, 2017, and changes during the year ended December 31, 2017, is presented below:

Restricted shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2017	12,000	$7.42

Granted	-
Vested	(8,000)	$7.40

Non-vested at December 31, 2017	4,000	$7.47

As of December 31, 2017, the compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan were fully recognized.

d.	The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2017, 2016 and 2015, was comprised as follows:

	Year ended December 31,
	2017	2016	2015

General and administrative	15	60	98

OPTIBASE LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	FINANCIAL EXPENSES, NET

Financial income (expenses):

	Year ended December 31,
	2017	2016	2015

Interest	$(3,143)	$(3,170)	$(2,640)
Re-measurement of derivatives	616	22	578
Foreign currency translation adjustments	(565)	(218)	255
Other	323	-	-

	$(2,769)	$(3,366)	$(1,807)

NOTE 16:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company activity). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following present total revenues for the years ended December 31, 2017, 2016 and 2015 and real estate property as of December, 31, 2017, 2016 and 2015:

	2017		2016		2015
		Real estate		Real estate		Real estate
	Total revenues	property, net	Total revenues	property, net	Total revenues	property, net

Switzerland	$12,288	$165,981	$12,104	$160,089	$12,503	$165,371
Germany	3,268	32,152	3,338	28,864	1,914	30,820
United States	1,031	18,593	896	18,737	856	18,649

	$16,587	$216,726	$16,338	$207,690	$15,273	$214,840

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

8.
In March 2017, the Company's audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $ 5,118 loan, (the "Loan"), from the Company's controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. The Loan is due on April 1, 2019, however, the Company may prepay the Loan prior to such date at its sole discretion without any penalty. The loan was recognized at fair value to reflect its interest beneficiary terms at the date of the transaction. The difference between the fair value and the loan principal, in the amount of $ 372 is reported as a reserve from transaction with controlling shareholder in the balance sheet. As of December 31, 2017 an amount of $ 140 was recorded as a finance expense and an amount of $ 232 is reported in the balance sheet as a direct deduction from the gross amount of the loan and will be amortized throughout the duration of the loan.

9.
In December 2017, following the approval of the Company’s board of directors and compensation committee, the Company's shareholders approved an amendment to the Company’s undertaking to indemnify Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary Optibase Inc. who is affiliated with the controlling shareholder of the Company; and  Mr. Reuwen Schwarz, a member of the Company’s Board of Directors, who is affiliated with the controlling shareholder of the Company, to the fullest extent permitted by the Companies Law and our articles of association. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of the Company shareholders’ equity, as set forth in the Company’s financial statements prior to such payment; or (ii) $20 million.

300 RIVER HOLDINGS, LLC
 (a Delaware limited liability company)

CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2017

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
300 River Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 300 River Holdings LLC (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of operations, members’ deficit, and cash flows for the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2011.

/s/ EISNERAMPER LLP
New York, New York
March 28, 2018

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Balance Sheets

	December 31, 2017	December 31, 2016
ASSETS
Real estate, net of accumulated depreciation	$205,954,819	$181,500,970
Cash	1,600,282	1,159,374
Segregated cash and other escrows	60,021,513	11,845,203
In-place and other lease values, net of accumulated amortization of $38,046,694 and $37,335,190, respectively.	1,415,721	2,127,225
Tenant account receivable
Current	735,524	343,582
Unbilled straight-line rent	9,020,360	5,607,700
Prepaid Expenses and other assets	260,315	1,216,388
Deferred leasing costs, net of accumulated amortization of $4,681,639 and $3,365,394, respectively.	17,459,273	15,231,117

	$296,467,807	$219,031,559

LIABILITIES AND MEMBERS DEFICIT
Lease financing obligation, less unamortized value of deferred lease financing costs, including accrued interest of $2,088,884 and $1,340,785, respectively.	$213,120,691	$212,279,240
Notes payable	-	75,000,000
Mortgage payable	171,943,695
Accounts payable, accrued expenses and other liabilities	6,316,762	8,735,471
Below market lease values, net of accumulated amortization of $46,396,063 and $46,005,562, respectively	1,850,967	2,371,635

	393,232,115	298,386,346
Commitments and contingencies (Note I)

Members' deficit	(96,764,308)	(79,354,787)

	$296,467,807	$219,031,559

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Operations
For The Years Ended December 31,

	2017	2016
Revenue:
Base rent	$16,356,447	$15,379,671
Escalation and other income	12,268,628	15,012,537
Amortization of acquired below market leases	520,668	3,288,769

	29,145,743	33,680,977

Expenses:
Depreciation and amortization	9,974,917	11,391,330
Operating expenses	11,923,628	13,360,786
Real estate taxes	6,275,477	5,680,623
Management fees	796,197	1,067,626

	28,970,219	31,500,365

Operating income	175,524	2,180,612

Interest including amortization of deferred financing costs of $93,350, and $93,350, respectively and related party interest of $3,693,394, and $3,129,229, respectively	(17,688,251)	(13,914,762)

Net loss	$(17,512,727)	$(11,734,150)

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Members' Deficit

Balance - January 1, 2016	$(67,430,037)
Net Loss	(11,734,150)
Member's Distributions	(190,600)
Balance - January 1, 2017	(79,354,787)
Net loss	(17,512,727)
Contributions	103,206

Balance - December 31, 2017	$(96,764,308)

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statement of Cash Flows
Year Ended December 31,

	2017	2016
Cash flows from operating activities:
Net loss	$(17,512,727)	$(11,734,150)
Adjustments to reconcile net loss
to net cash used in operating activities:
Depreciation and amortization	10,068,269	11,484,680
Amortization of below market leases	(520,668)	(3,288,769)
Accrued interest on notes payable	-	2,400,000
Unbilled straight-line rental income	(3,412,660)	(680,417)
Lease financing obligation	748,099	725,980
Bad debt expense	-	743,308
Changes in assets and liabilities:
Tenant accounts receivable	(391,942)	367,208
Other assets	956,073	(834,808)
Accounts payable, accrued expenses and other liabilities	(2,390,516)	751,244

Net cash used in operating activities	(12,456,072)	(65,724)

Cash flows from investing activities:
Additions to leasing cost	(4,435,230)	(4,750,682)
Additions to real estate	(31,538,381)	(5,136,943)

Net cash used in investing activities	(35,973,611)	(9,887,625)

Cash flows from financing activities:
Proceeds from notes payable	26,600,000	15,000,000
Repayment of notes payable	(101,600,000)	-
Proceeds from mortgage payable	175,000,000	-
Additions to financing costs	(3,056,305)	-
Contributions by member	103,206	-
Distribution to members	-	(190,600)

Net cash provided by financing activities	97,046,901	14,809,400

Net increase in cash, cash equivalents and escrows	48,617,218	4,856,051
Cash, cash equivalents and escrows at beginning of period	13,004,577	8,148,526

Cash, cash equivalents and escrows at end of period	$61,621,795	$13,004,577

Supplemental disclosures of cash flow information:
Interest paid	$19,299,760	$11,421,412

Supplemental disclosures of noncash investing activities:
Accrued additions to real estate	$862,636	$-
Accrued additions to leasing costs	$292,345	$1,183,174

The following table provides a reconciliation of cash, cash equivalents and escrows reported within the balance sheet:
	December 31, 2017	December 31, 2016
Cash and cash equivalents	1,600,282	1,159,374
Segregated cash and other escrows	60,021,513	11,845,203
Total cash, cash equivalents and escrows shown in the statement of cash flows	61,621,795	13,004,577

Amounts included in segregated cash and other escrows as of December 31, 2017 represent tenant security deposits, cash received through the Company's lockbox bank account and monies required to be set aside by the Mortgage note payable.  Amounts included in segregated cash and other escrows as of December 31, 2016 represent tenants security deposits, cash received through the Company's lockbox bank account, monies set aside by ownership for certain annual expenses and monies required to be set aside by various contractual agreements which were released during 2017.

See notes to consolidated financial statements

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)

Notes to Consolidated Financial Statements December 31, 2017 and 2016

NOTE A - ORGANIZATION

300 River Holdings, LLC, a Delaware limited liability company ("Holdings"), was formed on September 21, 2010 between 300 River Plaza One LLC (the "70% Member") and WKEM Riverside Member LLC (the "Original 30% Member") (collectively, the  "Original Members").

Holdings owns a 100% interest in the following Subsidiaries (all Delaware single member limited liability companies):

•	South Riverside Building LLC (the "Building LLC")
•	South Riverside Mezz LLC (the “Mezz LLC”)
•	300 Riverside Master Lease LLC (the “Master Lease LLC”)

Holdings and Subsidiaries are collectively referred to as the Company. The purpose of the Company is to acquire, own, and operate a commercial office building and all related tangibles and intangibles at 300 South Riverside Plaza, Chicago, IL (the "Property").

In a transaction accounted for as a purchase business combination (see Note B[6]) on December 29, 2010 (the "Closing Date"), the Building LLC acquired the Property and the Rights LLC acquired the related land, which was then leased to Building LLC (the "Lease") for $190 million, including the assumption of the existing mortgage notes on the land of approximately $24 million. The Company incurred closing costs of approximately $3.1 million in connection with this transaction, which were expensed.

On February 10, 2015 (the "Sale Date"), the Company sold the Property for $220 million and simultaneously re- leased the Property (See Note F with respect to the accounting for this transaction as a financing).

On December 28, 2015 (the "Interest Transfer Date") in connection with a series of transactions the Company admitted a new member and redeemed out a member, resulting in net additional capital contributions of approximately $6 million. Also, on the Interest Transfer Date, the Company issued notes to the 70% and the Original 30% Member in the principal amounts of $42 million and $18 million, respectively, (See Note H) and made a non-cash distribution of $60 million to the Original Members.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]	Basis of presentation

The accompanying consolidated financial statements include the accounts of Holdings and its Subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

[2]	Use of estimates:

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)

Notes to Consolidated Financial Statements December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3]	Concentration of credit risk:

Cash balances are insured up to a $250,000 maximum aggregate balance. The Company places its cash investments with high-credit-qualified financial institutions which account balances, at times, exceed the federally insured limits. The Company's policy is to maintain funds only with financial institutions which it considers reputable and where management believes that the risk of loss is minimal.

[4]	Deferred costs:

Deferred costs consist of fees and costs incurred to obtain the finance lease and to obtain the mortgage payable. Such costs are being amortized on the straight-line basis over the term of the lease (99 years) and the mortgage (10 years).  Such amortization is included in interest expense in the accompanying consolidated statement of operations.

Deferred leasing costs are being amortized using the straight-line method over the terms of the related leases.  Such amortization is included in depreciation and amortization in the accompanying consolidated statement of operations.

[5]	Real estate:

Real estate is carried at cost. The building, building improvements and site improvements are being depreciated on the straight-line basis over an estimated useful life of 40 years. The leasehold interest in the platform on which the building sits is being amortized over the life of the lease (99 years).

In accordance with Accounting Standards Codification ("ASC") Topic 360, the Real Estate is evaluated for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the estimated future cash flows of the Real Estate are compared, on an undiscounted basis, to its carrying value. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment write-down is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow analysis or an income capitalization model. There were no indications of impairment for the year ended December 31, 2017.

[6]	Purchase accounting for acquisition of real estate:

In accordance with the guidelines outlined in ASC Topic 805, and based on an evaluation by the Company utilizing an independent appraisal, the estimated fair value of the Property as of the date of acquisition was allocated to (i) the acquired tangible assets consisting of a leasehold interest and (ii) the identified intangible assets and liabilities consisting then of above-market, below-market, and in-place lease values, including various lease origination costs and assumed debt at purchase was adjusted to fair value.

The fair value of the Property's acquired tangible assets is determined by valuing the Property as if it were vacant. The "as-if-vacant" value is then ascribed to land and building and all acquired intangibles based on fair value.

The identified intangible assets included (i) above market lease values, representing the favorable element of contractual rents in excess of prevailing market rents for certain existing leases; (ii) in-place lease values, representing the lost revenues during the lease-up period to achieve the Property's occupancy level at the time of acquisition; and (iii) lease origination costs (legal, marketing, commissions, tenant improvements, etc.) that would have been incurred to procure the existing leases. Above market lease values were amortized over the remaining non-cancelable lease term of such leases. In-place lease values and lease origination   costs   are   amortized   over   the   remaining   non-cancelable   lease   term   of   each    lease.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)

Notes to Consolidated Financial Statements December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6]      Purchase accounting for acquisition of real estate (Continued):

Below market lease values, an intangible credit, represents the unfavorable element of contractual rents below prevailing market rents for existing leases. Such credit is amortized over the estimated remaining term of the leases, including anticipated and estimated renewal periods (approximately 10 years).

In the event a tenant vacates prior to the end of their lease term, any unamortized intangible lease values associated with such lease are written off to operations as of the date of vacancy.

[7]	Revenue recognition and unbilled straight-line rent:

In accordance with ASC Topic 820, base rental revenue generated from leases is recognized on a straight- line basis over such term. Such amounts in excess of amounts currently receivable per the terms of the leases are reflected as unbilled straight-line rent in the accompanying balance sheet.

The Company makes estimates of the uncollectibility of its accounts receivable based on all the facts and circumstances surrounding each tenant account.  An allowance for doubtful accounts has been provided for tenant accounts receivable that are estimated to be uncollectable.  Once an amount is deemed uncollectible it is written off.

[8]	Income taxes:

No provision has been made in the accompanying financial statements for any liability for federal, state or local taxes since each item of income, gain or loss, deduction or credit is reportable for income tax purposes by the Company's Members.

In accordance with the provisions of Accounting Standards Codification ("ASC") 740-10-05, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated whether it has any uncertain tax positions and has determined that there are none that would materially impact the financial position of the Company.

[9]	Debt issuance costs:

Effective July 1, 2015, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2015-03, Interest-Imputation of Interest (Subtopic 835-30): which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

Debt issuance costs are amortized to interest expense over the term of the related debt.

[10]	Subsequent events:

Management has evaluated events occurring through March 28, 2018, the date the financial statements were available for issuance.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)

Notes to Consolidated Financial

Note C – Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers”, which is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2016. In August 2015, the FASB extended the effective date by one year to years beginning on and after December 15, 2017. The standard may be adopted as early as the original effective date but early adoption prior to that date is not permitted. ASU No. 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. The Company determined this guidance will have no material impact on the financial statements.

In September 2016, FASB issued ASU No. 2016-03, “Financial Instruments - Credit Losses" (ASU 2016-03). ASU 2016-03 requires measurement and recognition of expected credit losses for financial assets held. The update is effective for the Company beginning January 1 2020.  The Company is continuing to evaluate this guidance however, it does not expect the adoption of ASU 2016-03 to have a significant impact on its financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows" (ASU 2016-18), which is effective for fiscal years and interim periods within those year, beginning after December 15, 2017.  Early adoption is permitted, including adoption in an interim period.  ASU No. 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.  The Company elected to adopt ASU 2016-18 as of December 31, 2017.  The applicable amendments of ASU 2016-18 have been applied retrospectively to all periods presented.

In January 2017, the FASB issued ASU 2017-01, "Business Combinations: Clarifying the Definition of a Business" (ASU 2017-01), which amends guidance that assists preparers in evaluating whether a transaction will be accounted for as an acquisition of an asset or a business, likely resulting in more acquisitions being accounted for as asset acquisitions.  There are certain differences in accounting under these models, including the capitalization of transaction expenses and application of a cost accumulation model in an asset acquisition.  The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those periods with arely adoption permitted for certain transactions.  The Company is currently evaluating the potential impact of this standard.

In February 2017, the FASB issued Accounting Standards Update 2017-02, “Leases” (ASU 2017-02). The standard requires that lessees recognize lease assets and lease liabilities on the balance sheet for all leases with a lease term greater than 12 months. ASU 2017-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company determined this guidance will have no material impact on the financial statements.

     NOTE D - REAL ESTATE

  As of December 31, 2017 and 2016 the Company's real estate consisted of the following:

	December 31,
	2017	2016

Leasehold interest	$25,310,232	$25,310,232
Building and improvements	171,427,267	161,698,219
Tenant improvements	64,328,188	41,656,219
Equipment	1,729,420	1,729,420

	262,795,107	230,394,090

Less: accumulated depreciation	(56,840,288)	(48,893,120)

	$205,954,819	$181,500,970

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)

Notes to Consolidated Financial

NOTE E - DEFERRED LEASING COSTS AND OTHER LEASE INTANGIBLES

As of December 31, 2017 and 2016, the Company's deferred leasing costs consisted of the following:

	December 31,
	2017	2016

In-place and other lease intangibles	$39,462,415	$39,462,415

Less: accumulated amortization	(38,046,694)	(37,335,190)

	$1,415,721	$2,127,225

	December 31,
	2017	2016

Below market lease values	$(48,377,197)	$(48,377,197)

Less: accumulated amortization	46,526,230	46,526,230

	$(1,850,967)	$(2,371,635)

Amortization for the next five years is as follows:

Year Ending December 31, 2017	In-Place and Other Lease Intangibles	Below Market Value Leases
2018	$705,367	$(516,929)
2019	486,843	(495,931)
2020	116,257	(274,517)
2021	44,484	(233,748)
2022	44,484	(233,748)

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)

Notes to Consolidated Financial

NOTE F - LEASE FINANCING OBLIGATION

On February 10, 2015 (the "Sale Date"), the Company sold the Property for $220,000,000 (the "Obligation Principal") and simultaneously entered into a related lease through February 2114 (the "Maturity Date"). The lease requires minimum monthly payments aggregating $9,900,000 annually (the "Lease Payment") until the Maturity Date. Commencing February 2015, the Land Lease Payment shall be increased by an  amount calculated by a formula, as provided in the lease agreement, which is based on the increase in CPI subject to a cap in certain years plus an additional $500,000 annual increase every tenth year. The proceeds of the sale were used to pay the then existing mortgage debt and accrued interest thereon with the balance distributed to the Members.

In accordance with Accounting Standards Codification ("ASC") Topic 840, the sale of the Property was not recognized, accordingly, the lease has been treated as a financing transaction for financial reporting purposes.  Upon closing of the transaction, the Company recorded a lease financing obligation in the amount of the Obligation Principal, net of the related costs of the transaction (approximately $9,242,000).  The minimum payments provided under the financing obligation results in an effective interest rate of 4.84% thru January 31, 2017, 4.92% thru January 31, 2018 and 5.02% thereafter, as a result of the change in CPI creating an increased minimum rent payment.  Given the current effective rate of 4.92% on the obligation, annual interest expense is expected to exceed the payment requirements through approximately the 40th anniversary of the Lease.  For the years ended December 31, 2017 and 2016 the required minimum rent payments made by the Company were approximately $10,162,000 and $9,966,000, respectively.  Total interest expense for the Lease Financing Obligation for the years ended December 31, 2017 and 2016 was approximately $10,910,000 and $10,692,000, respectively.

NOTE G – Mortgage PAYABLE

	Rate		December 31, 2017
A-Note	4.61	%*	$100,000,000
B-Note	5.80	%*	50,000,000
Mezz Note	8.46	%*	25,000,000
			175,000,000

Less: unamortized debt issuance costs			3,056,305
			$171,943,695

*The weighted average interest rate for the notes is 5.50% per annum

[1] Senior notes:

On November 20, 2017 (the "Mortgage Closing Date"), the Building LLC (the "Senior Borrower") entered into a loan agreement (the "Senior Note Agreement") with unrelated lenders (the "Senior Lenders") to borrow a principal amount of $150,000,000 (the "Senior Notes").

The Senior Notes, which are collateralized by the building and an assignment of its rent and leases, mature on November 6, 2022 (the "Mortgage Maturity Date"), at which time its entire principal is due and payable. The Senior Notes require monthly payments of interest only equal to the rates reflected above per annum (based on a 360-day year) until the Maturity Date.  The Senior Notes are also jointly and severally guaranteed by individuals affiliated with the Members.

On the Mortgage Closing Date, pursuant to the Senior Note Agreement, the Senior Borrower deposited into escrow reserve accounts approximately (i) $16,700,000 for a tenant improvement and leasing commission reserve, (ii) $10,623,000 for a master lease reserve, (iii) $10,358,000 for a free rent reserve, (iv) $19,372,000 for unfunded obligations related to lease in place at the Mortgage Closing Date (v) $2,142,000 in real estate tax funds, (vi) $266,000 in insurance funds, (vii) $848,000 in ground rent funds and (viii) $150,000 in maintenance funds.  Release of escrow funds for approved expenditures require the approval of the lender. The Borrower is also required to deposit funds on a monthly basis into escrow accounts for real estate taxes and insurance. At December 31, 2017 the total balance of these accounts was approximately $57,602,000.

The Company can prepay the Senior Notes without penalty following the fourth anniversary of the Mortgage Closing Date.

Under the Senior Loan Agreement, the Company is required to deposit all rental revenue received into a restricted account, which is under the Lender's control. At December 31, 2017 the balance of this account was approximately $2,409,000.

[2] Mezz-Note:

On the Mortgage Closing Date, the Mezz LLC (the "Mezz Borrower") entered into a loan agreement (the "Mezz Note Agreement") with an unrelated lender (the "Mezz Lender") to borrow a principal amount of $25,000,000 (the "Mezz Note").

The Mezz Note, which is collateralized by the building and an assignment of its rent and leases, matures on the Mortgage Maturity Date, at which time its entire principal is due and payable. The Mezz Note requires monthly payments of interest only equal to 8.46% per annum (based on a 360-day year) until the Mortgage Maturity Date, at which time the entire outstanding principal amount of the note is due. The Mezz Note is also jointly and severally guaranteed by individuals affiliated with the Members.

The Company can prepay the Mezz Note without penalty following the fourth anniversary of the Mortgage Closing Date.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)

Notes to Consolidated Financial

NOTE H – NOTES PAYABLE

[1]     Notes Payable - related party:

On the Interest Transfer Date, the Company issued notes to the 70% Member and the Original 30% Member in the principal amounts of $42,000,000 and $18,000,000, respectively. The notes provided for interest ranging from 4% to 12% per annum through maturity in December 2022. Principal and interest were payable from available cash flow, as provided in the Company's operating agreement.  The notes were repaid on the Mortgage Closing Date with the funds received from the mortgage.  Total interest expense for the notes payable-related party for the years ended December 31, 2017 and 2016 was approximately $2,169,000 and $2,400,000, respectively.

  [2]    Notes Payable:

During 2016, the Company issued notes in the amount of $15,000,000, $7,725,000 of which were to members and  affiliates of the Company. The notes provided for interest at 12% per annum. Principal and interest were payable from available cash flow, as provided for in the Company's operating agreement.

During 2017, the Company issued additional notes in the amount of $26,600,000, of which $10,225,000 were to members and affiliates of the Company, under substantially the same terms as previously noted.  Total interest expense for the notes payable approximately $3,397,000 and $729,000 in 2017 and 2016, of which approximately $1,524,000 and $491,000, was with members and affiliates of the Company, respectively.

 The notes were repaid on the Mortgage Closing Date with the funds received from the mortgage.

NOTE I - TENANT LEASES

[1]
Space in the Property is leased to various tenants under operating leases which generally provide for renewal options and additional rentals based on increases in real estate taxes and certain operating expenses.

[2]
Base rent from the five largest tenants in the Property (who collectively occupy approximately 45% of the building's rentable square footage during 2017) accounted for approximately 69% of the building's base rental income for the year ended December 31, 2017.  The leases with such tenants expire from August of 2019 through April of 2026.  For the year ended December 31, 2016, base rent from the two largest tenants in the Property (who collectively occupied approximately 55% of the building's rentable square footage during 2016) accounted for approximately 44% of the building's base rental income.

[3]	As of December 31, 2017, future minimum rentals under the Company's operating leases with its tenants, for the next five years and thereafter are approximately as follows:

Total
2018	17,816,000
2019	17,397,000
2020	17,634,000
2021	17,942,000
2022	18,113,000
Thereafter	101,095,000
$189,997,000

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)

Notes to Consolidated Financial

NOTE J - RELATED PARTY TRANSACTIONS

During the years ended December, 31, 2017 and 2016 the Property was managed by an affiliate of the Member (the “Manager”), pursuant to the annual management agreement, which renews automatically unless terminated by either party, for 3.5% of gross revenue.  The Company incurred approximately $796,000 and $1,068,000 for the year ended December 31, 2017 and 2016, respectively, of the property management fees with the Manager.

An affiliated party (the “Affiliate”) acting in a professional capacity provided legal services to the Property, for which the Affiliate was paid $96,000 for each of the years ended December 31, 2017 and 2016.  In addition, affiliates of the Managing member were paid approximately $201,000 and $235,000 for the years ended December 31, 2017 and 2016, respectively.  These amounts are included in legal and professional fees.

Advances from affiliates represent operating expenses on behalf of the Company by and affiliate.  Such balances are non-interest bearing and are due on demand.

Pursuant to an informal arrangement the Company incurs approximately $650,000, annually, to a related entity for the estimated maintenance costs of the plenum located in the Property and under the Property subject to adjustment for out of pocket expenses incurred directly by the Company. During the year ended December 31, 2017, the Company was reimbursed approximately $1,000,000 from a related entity for the maintenance costs relating to the plenum for expenses incurred in prior periods. Approximately $100,000 of this amount is included in Accounts payable, accrued expenses and other liabilities as of December 31, 2017 on the accompanying consolidated balance sheets, representing the estimated amount of common area maintenance that may be due to tenants. The balance has been recorded as a reduction of repairs and maintenance which is included in Operating expenses on the consolidated statement of operations.  For the years ended December 31, 2017 and 2016 the net effect of the transactions between the Company and the related entity were approximately ($260,000) and $1,300,000, respectively, which are included in Operating expenses on the consolidated statement of operations.  As of December 31, 2017 the Company has recorded receivables of approximately $452,000 representing maintenance costs incurred by the Company related to the plenum, which are included in Tenant accounts receivable - current on the consolidated balance sheet.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 28, 2018	OPTIBASE LTD.

By: /s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum of Association of Optibase Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 6-K dated February 19, 2002).
1.2	Amended and Restated Articles of Association of Optibase Ltd. (incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F dated April 30, 2014).
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

4.10
Deed of Pledge Agreement between OPCTN S.A. and CREDIT SUISSE AG dated October 6, 2011 (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011)

4.11
Shareholders Agreement between The Phoenix Pension and Provident Fund Ltd., The Phoenix Insurance Company Ltd., and Optibase Ltd. Dated February 28, 2011 (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

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

4.14
Loan Agreement between Optibase Bavaria GmbH & Co KG, and Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft, dated May 4, 2015 (unofficial English translation) (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.15
First Amendment to the Loan Agreement between Optibase Bavaria GmbH & Co KG, and  Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft (dated May 4, 2015), dated November 10, 2015 (unofficial English translation) (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

Exhibit Number	Description of Document
4.16
Contribution Agreement between Optibase Chicago 300 LLC, 300 River Holdings LLC, 300 River Plaza One LLC and WKEM Riverside Member LLC, dated December 28, 2015 (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.17
Amended and Restated Limited Liability Company Agreement of 300 River Holdings LLC between Optibase Chicago, LLC and 300 River Plaza One LLC, dated December 28, 2015 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.18*	Loan Agreement between Optibase Real Estate Miami, LLC and City National Bank of Florida, dated July 1, 2015 as amended on November 17, 2017.
4.19
Deed of Trust for Series A Bonds between Optibase Ltd. and Hermetic Trust (1975) Ltd., dated August 2, 2015 (unofficial English translation) (incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.22
Registration Rights Agreement between Optibase Ltd., The Capri Family Foundation and Mr. Shlomo (Tom) Wyler, dated September 4, 2014 (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014).

6.1*	Form of Letter of Indemnification between Optibase, Ltd. and its directors and officers, as Amended on December 21, 2017.
8.1	List of the subsidiaries of Optibase Ltd. (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015).
11.1
Code of Business Conduct and Ethics, as last adopted by Optibase Ltd. Board of directors on September 5, 2016 (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016)

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
101*
The following financial information from Optibase Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2017 and 2016; (ii) Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2017, 2016 and 2015; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and (vi) Notes to Consolidated Financial Statements.

* Filed herewith