Form 20-F
period 2018-12-31
OPTIBASE LTD
filed 2019-03-28
CIK 1077618

As filed with the Securities and Exchange Commission on March 28, 2019

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,216,256 Ordinary Shares, par value NIS 0.65 per share, including 17,895 Ordinary Shares held by the Registrant awarding their holders no voting or equity rights.

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

ITEM 3. KEY INFORMATION

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2016, 2017, and 2018 and consolidated balance sheet data as of December 31, 2017 and 2018 from the audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and audited by our independent registered public accounting firm. We derived the consolidated statement of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014, 2015 and 2016 from audited consolidated financial statements that are not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the financial statements, and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2014	2015	2016	2017	2018
Consolidated Statement of Operations Data:	(U.S. dollars in thousands, except per share data)

Fixed income from real estate rent	$13,938	$15,273	$16,338	$16,587	$16,608

Costs and expenses:
Cost of real estate operation	2,777	2,958	3,159	3,057	2,991
Real estate depreciation and amortization	3,813	3,925	4,244	4,209	4,317
General and Administrative	2,167	1,849	2,615	2,698	3,500
Other operating costs	-	2,352	-	-	-
Total costs and expenses	8,757	11,084	10,018	9,964	10,808
Gain on sale of operating properties	2,709	-	-	-	-
Operating income	7,890	4,189	6,320	6,623	5,800

Other income	394	429	1,116	597	607
Financial expenses, net	(1,151)	(1,807)	(3,366)	(2,769)	(2,882)
Net income before taxes on income	7,133	2,811	4,070	4,451	3,525
Taxes on income	(1,502)	(1,609)	(1,627)	(1,602)	(1,464)
Equity share in losses of associates, net	(186)	(31)	(323)	(1,677)	(2,765)

Net income	$5,445	$1,171	$2,120	$1,172	$704

Net income attributable to non-controlling interest	2,106	2,239	1,925	2,295	2,077
Net income (loss) attributable to Optibase LTD	$3,339	$(1,068)	$195	$(1,123)	$(2,781)

Net earnings (loss) per share :
Basic and Diluted net earnings (loss) per share from continuing operations	$0.65	$(0.21)	$0.04	$(0.22)	$(0.54)
Basic and diluted net income per share from discontinued operations	$0.00	$0.00	$0.00	$0.00	$0.00

Basic and diluted net earnings (loss) per share	$0.65	$(0.21)	$0.04	$(0.22)	$(0.54)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands):
Basic	5,127	5,133	5,147	5,180	5,185
Diluted	5,131	5,133	5,157	5,180	5,185

	Year Ended December 31,
	2014	2015	2016	2017	2018
Consolidated Balance Sheet Data:	(U.S. dollars in thousands)

Cash and cash equivalents	$22,902	$23,806	$16,024	$20,268	$13,836
Working capital	14,500	10,360	97	8,927	2,662
Real estate property net	185,204	214,840	207,690	216,726	212,349
Total assets	218,004	262,944	250,384	259,303	243,958
Long term loans and bonds, including current maturities	112,481	161,100	149,781	155,181	144,309
Capital Stock	138,886	138,949	139,148	139,163	139,181
Total shareholders’ equity	$77,075	$75,584	$74,128	$77,068	$73,393

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

In 2014 and 2016 we were profitable, while in 2015, 2017, and 2018 we operated at a loss. During 2015, we operated at a loss mainly due to acquisition-related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria. During 2017 and 2018, we operated at a loss mainly due to equity losses related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL.

As of December 31, 2018, we have accumulated losses of $85 million. Given current market conditions, the demand for our real estate properties and other expenses, we may operate at a loss and may not be able to sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. We cannot assure you that we will be able to increase our revenues and sustain profitability. For further details regarding our cash flow, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

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

The deed of trust governing the Series A Bonds, or the Series A Deed of Trust, contains a number of covenants that limit our operating and financial flexibility (such as our minimum equity (excluding minority interest) will not be less than $33 million; our equity (including minority interest) to balance sheet ratio will not be less than 25%; and the net financial debt to CAP ratio will not be greater than 70%). For a description of Series A Deed of Trust, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”. As of December 31, 2018 the outstanding amount under the Series A Bonds was 7.9 million.

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

The Capri Family Foundation, or Capri, a foundation organized under the laws of the Republic of Panama, beneficially owns, directly and indirectly through its subsidiaries, approximately 73.03% of our outstanding ordinary shares as of March 20, 2019, or within 60 days thereafter. For further information, see Item 4.A. “History and Development of The Company” and Item 7.A. “Major Shareholders” below. As a result of such holdings in our ordinary shares, Capri can significantly influence the outcome of corporate actions requiring an ordinary majority approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We are currently, and may be in the future, the target of securities class action, derivative claim or other litigation, which could be costly and time consuming to defend.

In the past, following a period of volatility in the market price of a company’s securities, securities class action lawsuits, derivative claims and other actions have often been taken against public companies and their directors and officers. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions and derivative claims filed and approved in Israel. In May 2015, we were served with a motion to approve the filing of a derivative claim against the Company's controlling shareholder, directors and CEO and certain former controlling shareholder and directors, which is still pending, in which we are sued for approximately $41.9 million. If this motion is approved and the derivative claim is accepted, this may have a material adverse effect on our financial results. Additionally, and due to the nature of derivative claims, regardless of its outcome, and even if the claims are without merit, we may incur substantial costs and our management resources that are diverted to defending such litigation. For information regarding a pending litigation with LEM Switzerland SA, or LEM, one of our material tenants pursuant to which LEM argues a reduction of its rent as well as related damages, see Item 8. “Financial Information - Legal Proceedings”.

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

This volatility may continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2018 through March 20, 2019, the closing price of our ordinary shares listed on the NASDAQ Global Market fluctuated reaching a high of $10.2 and decreasing to a low of $7.42. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

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

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash and real estate properties are considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we may have been a PFIC during the taxable year ended December 31, 2018, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read “Item 10.E. Taxation” under the heading “United States Federal Income Tax Consequences” below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

 During 2018, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

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

We are required, pursuant to Section 404 of the Sarbanes–Oxley Act of 2002, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We are required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 since the company is non-accelerated filer.

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

As of December 31, 2018, our commercial property, CTN complex, in Geneva, Switzerland, accounted for approximately 64% of our portfolio annualized rent. Our revenue would be materially adversely affected if this property was materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if rental payments at this property decrease or if tenants at this property fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy. For information regarding the CTN complex and regarding a pending litigation with LEM pursuant to which LEM argues a reduction of its rent as well as related damages, see Item 8 “Financial Information - Legal Proceedings”.

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

We have financed the purchase of the CTN complex and the Rumlang property with loans bearing floating interest rates and further refinanced during 2017 the existing loan secured by our condominium units in Miami with a loan which bears a floating interest rate (as of December 31, 2018 the balance of all such loans was $111.5 million, see also Item “Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources.”). As a result, we are exposed to changes in the LIBOR interest rate (LIBOR on the US Dollar and LIBOR on the CHF). An increase in the LIBOR interest rate could materially adversely affect our financial expenses and thereby our profitability. In light of the low interest rate environment we have also decided at this stage not to perform hedging against our exposure to such changes in interest rates.

An adverse change in the Swiss real estate market will adversely affect our results of operations.

Two of our investments, including our most significant property (the CTN complex in Geneva), are located in Switzerland. From 2013 to 2018, as Swiss interest rates declined, Swiss real estate prices increased mainly due to the low interest rates and lack of investment alternatives. Along with the historically low interest rates, the overall availability of financing has decreased significantly as LTV (Loan to Value) rates have been reduced by lenders, leading to more pressure on leveraged transactions further decreasing investments yields. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be keeping stable with a slight slowdown, in particular the demand for prime office space and the price for such real estate properties. In addition and partially due to the low available yields in the investment market, there is a significant increase in new developments, based on available equity investments (as opposed to leveraged investments). Such investments will mature and be available in the near future and may have a significant impact on our rental properties as they will significantly increase the availability of rentable area in the vicinity of our rental properties. Any significant adverse change in the real estate market in Switzerland, such as lack of attractive financing, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

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

Since 2015, we have owned through our wholly-owned subsidiary, a portfolio of supermarkets located mainly in Bavaria, Germany. As the European economy have been stagnant at best over the last few years, the German economy and its real estate sector have shown significant signs of improvement also fueled by a steady decrease in interest rates, an increase in availability of financing and the increasing demand for real estate investments by foreign investors drawn to the German market by the reduced availability of other rewarding investment opportunities in the European market. During 2018, the German real estate market has shown signs of maturity and stabilization. Availability of financing and interest rates are stable, as well as the demand for rental properties. Any significant adverse change in the real estate market in Germany, such as an increase of interest rates, a decrease in availability of financing, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

An adverse change in the U.S. real estate market will adversely affect our results of operations.

We own, through our wholly-owned subsidiary, several U.S. real estate properties located in Philadelphia, Texas, Chicago and Miami, From 2014 to 2017, the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Throughout 2018, we have witnessed certain changes in the U.S real estate market. While the commercial segment has remained stable along with a steady demand for commercial and office space rental, the high-end residential market has experienced a significant decrease in the demand for investment properties along with an increase in the availability of such assets, which in turn, has put pressure on the prices of such properties. Any significant adverse change in the real estate market in the United States, such as a significant increase of interest rates, a decline in the real estate rates or decrease in demand for the type of properties we own, will adversely affect our results of operations.

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

We currently, with respect to our real-estate properties in Geneva, Switzerland, Philadelphia, Chicago and Texas, and we may, in the future, own interests in real-estate assets or real-estate holding companies in partnership with other entities. Our investments in these partnerships may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent or may not fulfill its financial obligations under our partnership agreements, which may cause us to provide financing in excess of our ownership share or which may cause us to be unable to fulfill our financial obligations, possibly triggering a default under our bank financing agreements or, in the event of a liquidation, preventing us from managing or administering our business or entail a compulsory sale of the asset at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our assets that are jointly owned. In addition, we hold approximately 30%, approximately 22% and approximately 4%, respectively, of the beneficial interest in the real-estate properties located in Chicago, Philadelphia and Texas. Our minority interest causes us to rely on our partners to manage the properties, and our influence over decisions regarding the properties and their management is limited.

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

We are exposed to cyber security risks that, if materialized, may adversely affect our business and operations.

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

The deflation rate in Israel was approximately (0.2) % in 2016, an inflation rate of approximately 0.4% in 2017and a deflation rate of approximately (0.2) % in 2018. The changes of the NIS against the dollar was an appreciation of approximately 1.5% in 2016, 9.8% in 2017, and a devaluation of approximately (8.1)% in 2018. The change of the CHF against the dollar was a devaluation of approximately (2.8)% in 2016, an appreciation of approximately 4.4% in 2017, and a devaluation of approximately (0.8)% in 2018. The change of the Euro against the dollar was a devaluation of approximately (3.6)% in 2016, an appreciation of approximately 13.7%  in 2017 and  a devaluation of approximately (4.5)% 2018.

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

                We listed our ordinary shares for trade on the Tel Aviv Stock Exchange Ltd., or the TASE, on August 6, 2007. On September 23, 2008, we decided to delist our ordinary shares from trade on the TASE. The delisting of our ordinary shares from trade on the TASE was effective on September 28, 2008. The last day for trading of our ordinary shares on the TASE was September 24, 2008. In April 2015, we listed again our ordinary shares for trade on the TASE under the symbol "OBAS". According to the Israeli legislation, Israeli companies whose shares are traded on certain stock exchanges outside of Israel are allowed to have shares listed on the TASE, while reporting, in substance, in accordance with the provision of the relevant foreign securities law applicable to the Company. In August 2015, we completed an offering of NIS 60 million non-convertible bonds to the public in Israel and such bonds have been traded on the TASE. For further information, see “Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Commencing in February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Shlomo (Tom) Wyler and Arthur Mayer-Sommer began to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. In addition, during 2008 and 2011, we issued an aggregate number of 1,063,381 ordinary shares in a private placement to Mr. Wyler, who was considered, until September 12, 2012, our controlling shareholder, and as of the date of this annual report, serves as the Chief Executive Officer of our subsidiary, Optibase Inc. Since 2012, Capri, our current controlling shareholder, and Gesafi Real Estate S.A., a Panama Corporation, or Gesafi, acquired 1,797,290 of our ordinary shares from Mr. Wyler. In addition, during November 2013, Gesafi transferred all of our ordinary shares held by it to Capri and on December 31, 2013, we issued a net sum of 1,300,580 of our ordinary shares to Capri, in consideration for twelve luxury condominium units purchased by us. During January-February 2015, Capri acquired an additional 71,229 of our ordinary shares in two different transactions with an unrelated third party and on the Nasdaq Global Market.  For additional information see Item 7.A. “Major Shareholders”.

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

Commencing in the fourth quarter of 2008 and as a result of the global economic and financial market crisis, there has been a slowdown in the real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. During the last few years and through 2016, the situation has changed in certain of the real estate markets we are active in (i.e., Central and Western Europe and North America) as interest rates decreased and financial institutions were more inclined to grant financing for qualified assets. This has led to increased demand for real estate properties and an increased volume of transactions in most asset classes. During 2017 and 2018, the real estate market have yet experienced additional changes as financial institutions have again decreased the availability of financing resulting in more equity being invested in transactions.

•
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

Properties

The following table provides details regarding real-estate assets properties wholly owned or controlled by us or by our subsidiaries, as of the date of this annual report:

Property	Location	Acquisition Date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	35,800	10,998	96%	320
Edeka supermarkets	Bavaria, Germany	June 2, 2015 and July 8, 2015	100%	Ownership	Commercial	37,000	3,264	97%	91
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	1,843	90%	165
Miami, Florida	Miami, Florida	2010-2013	100%	Ownership	Residential - Condominium Units	4,260	1,060	72%	345
Portfolio Total/ Weighted Average	-	-	-	-	-	89,560	17,165	94%	203

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2018 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2018, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

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

 A reconciliation of GAAP operating income to Non-GAAP NOI is as follows:

	Year Ended December 31
	Thousands US$
	2016	2017	2018

GAAP Operating income	6,320	6,623	5,800

Adjustments:

Real estate depreciation and amortization	4,244	4,209	4,317
General and administrative	2,615	2,698	3,500

Non-GAAP Total Net Operating Income (NOI)	13,179	13,530	13,617

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

A reconciliation of GAAP net income to Non-GAAP FFO and Recurring FFO is as follows:

	Year Ended December 31
	Thousands US$
	2016	2017	2018

GAAP Net income (loss) attributable to Optibase Ltd.	195	(1,123)	(2,781)

Adjustments:

Real estate depreciation and amortization	4,244	4,209	4,317
Pro rata share of real estate depreciation and amortization from unconsolidated associates	1,282	2,022	2,610
Non-controlling interests share in the above adjustments	(1,142)	(1,141)	(1,136)
Non-GAAP Fund From Operation (FFO)	4,579	3,967	3,010

Non- GAAP Recurring Fund From Operation (Recurring FFO)	4,579	3,967	3,010

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

The following table provides details regarding our non-controlled real-estate assets or projects in which we indirectly own a minority stake, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Feet Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Feet ($)(4)
2 Penn Center Plaza	Philadelphia, Pennsylvania	October 12, 2012	22.16%	Beneficial interest in the owner of the property	Commercial	520,285	12,958	96%	26
Texas Shopping Centers Portfolio	Houston, Dallas, San Antonio, Texas	December 31, 2012	4%	Beneficial interest in the portfolio	Commercial	2,124,500	27,275	94%	14
South Riverside Plaza Office Tower	300 South Riverside Plaza, Chicago	December 29, 2015	30%	Beneficial interest in the owner of the property	Commercial	1,065,497	19,692	95%	19
Portfolio Total/ Weighted Average	-	-	-	-	-	3,710,282	59,925	95%	17

(1) Net rentable square feet at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2018 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2018, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

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

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,500 square meters of leasable space (app. 377,000 square feet), is currently leased to 47 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 96% occupied.

The following table sets forth certain information regarding leases of tenants in the CTN Complex, as of December 31, 2018:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2019	9	3,673	10.26%	726	6.77%
2020	12	11,436	31.93%	3,802	35.47%
2021	5	1,509	4.21%	485	4.53%
2022	10	4,964	13.86%	1,488	13.89%
2023	13	9,058	25.29%	3,028	28.26%
Thereafter	6	3,566	9.96%	1,188	11.09%
Sub-total	55	34,206	95.52%	10,717	100%
Vacant	-	1,605	4.48%	-	-
Total	55	35,581	100%	10,717	100%

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

For information regarding a pending litigation with LEM Switzerland SA, or LEM, one of our material tenants in the CTN complex, pursuant to which LEM argues a reduction of its rent as well as related damages, see Item 8. “Financial Information - Legal Proceedings”.

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

The following table sets forth certain information regarding leases of tenants in the Rümlang property, as of December 31, 2018:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2019	3	1,080	8.72%	188	12.03%
2020	2	431	3.48%	99	6.34%
2021	1	3,369	27.22%	422	26.97%
2022	2	4,617	37.30%	629	40.21%
2023	5	1,673	13.51%	226	14.44%
Sub-total	13	11,170	90.23%	1,564	100%
Vacant	-	1,209	9.77%	-	-
Total	13	12,379	100%	1,564	100%

* The leases with the tenants described in the above table include either fixed end date, or notice periods ranging from three to six months.

For details regarding an option agreement granted to Swiss Pro for the purchase of twenty percent (20%) of the shares of Optibase RE 1 s.a.r.l, the owner of the property, see Item 10.C “Material Contracts”. For details on a legal claim filed by Swiss Pro against our subsidiaries, see Item 8. “Financial Information - Legal Proceedings”.

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

The transaction was based on a valuation of Two Penn Center Plaza of approximately $66 million, including existing non-recourse mortgage financing in the principal amount of approximately $51.7 million provided by UBS Real Estate Securities, or UBS. The UBS mortgage loan has a fixed interest rate of 5.61%, maturing in May 2021, and requiring monthly payments of principal and interest of approximately $300,000. We made a capital contribution of approximately $4 million to acquire a 19.66% indirect beneficial interest in the owner of the property. As of December 31, 2018, the indirect beneficial interest is 22.16%. For further information, see Item 7.B. “Related Party Transactions”.

Optibase 2 Penn, LLC is a limited partner in a larger joint venture that owns 99% of the beneficial interests in the owner of the Two Penn Center. Two Penn Center has approximately 525,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park. The building is currently leased to 148 tenants, primarily for general office and retail related usage. As of December 31, 2018, the Two Penn Center was 96% occupied and the annual rental income for the year 2018 totaled to approximately $12 million.

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

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The leasable area is currently 94% occupied. For the year ended on December 31, 2018, Texas shopping centers portfolio annual rental income totaled to approximately $27.7 million.

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

 To date, 18 of the 21 units are rented out and the remaining unit is being offered for rental or sale. We intend to hold the units for investment purposes and will consider to continue renting or selling the units in accordance with our business considerations and market conditions.

25 units are pledged in connection with a financing agreement entered into by us, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

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

The German Portfolio represents a homogenous retail portfolio in established retail locations. It has approximately 37,000 square meters of total rental space and currently generates annual net rental income of approximately EUR 2.8 million (app. $3.3 million). The leasable area is currently 97% occupied, and the properties have an average remaining lease term of approximately five years.

The tenants currently operate on the properties includes 26 supermarkets, and one commercial building with partly office use. The largest tenant in the German Portfolio is EDEKA Handelsgesellschaft Südbayern mbH, or Edeka, one of the largest supermarket chain in the German market, which currently leases 18 of the rental properties in the German Portfolio. In addition to the supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of Edeka.

The following table sets forth certain information regarding leases of tenants in the portfolio by property, as of December 31, 2018:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2019	1	1,430	3.87%	165	5.05%
2020	6	9,657	26.11%	841	25.77%
2021	-	-	-	-	-
2022	5	6,716	18.16%	576	17.66%
2023	-	-	-	-	-
Thereafter	14	17,878	48.33%	1,681	51.52%
Sub-total	25	35,681	96.47%	3,264	100%
Vacant	1	1,307	3.53%	-	-
Total	27	36,988	100%	3,264	100%

* Number of tenants by property of which 18 are leased by Edeka.

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

JPMorgan Chase who was an anchor tenant in the building, occupying approximately 486,000 square feet, or 46% of the rentable area, has exercised its option to terminate its entire office space at no penalty on September 2016. As a result, we have secured new leases with a variety of new tenants and we are currently seeking and negotiating additional alternative tenants to fulfil the vacant space. To date, approximately 95% of the rentable square feet of the building are secured by various signed lease agreements.

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in Switzerland are LEM SA and Novimune SA, located in the CTN complex. As of December 31, 2018, these tenants occupied approximately 13,000 square meters and accounted for approximately $4.5 million of rent income, or approximately 27% of our gross leasable area in Switzerland and approximately 35%, of our annual rent in Switzerland. For further details regarding a pending litigation with LEM, pursuant to which LEM argues a reduction of its rent as well as related damages, see Item 8. “Financial Information - Legal Proceedings.

Our largest tenant in Germany is Edeka. As of December 31, 2018, Edeka occupied approximately 26,900 square meters and accounted for approximately $2.7 million of rent income, or approximately 73% of our gross leasable area in Germany and approximately 80%, of our annual rent in Germany. Our other tenant in Germany is Buchbauer Handelsmärkte GmbH. Or Buchbauer. As of December 31, 2018, Buchbauer occupied approximately 5,300 square meters and accounted for approximately $340,000 of rent income, or approximately 14% of our gross leasable area in Germany and approximately 12%, of our annual rent. No other tenant accounted for over 10% of our annual rent (on a consolidated basis).

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

Remaining items of the Video Solution Business

In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to the support of the IIA for the period ending on the date of the closing of the Vitec Transaction to Vitec. Although we have no further obligation to pay royalties on revenues generated by our Video Solutions Business subsequent to its sale. We are currently undergoing an audit by the IIA, for royalties paid before the sale of our Video Solution Business. The Company has sufficient provision to cover the expected outcome of such review process.

4.C. ORGANIZATIONAL STRUCTURE

As of December 31, 2018, we have been managing our activity through our four wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California in 1991, Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009, our 51% held subsidiary OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011 and through Optibase RES SARL which was incorporated in Luxembourg on June 11, 2018. Our subsidiaries hold the following companies: Optibase Inc. wholly owns Optibase Real Estate Miami LLC, Optibase 2Penn LLC, OPTX Equity LLC, OPTX Lender LLC, Optibase FMC LLC, and Optibase 300 Chicago LLC, all limited liability companies which were incorporated in Delaware or Florida. Optibase SARL wholly owns Optibase Bavaria GmbH & Co. KG, a German partnership, and Optibase Bavaria Holding GmbH, a German corporation  and Optibase RE2 SARL, which were incorporated in Luxemburg. Optibase RES SARL wholly owns Optibase  RE1 SARL which was incorporated in Luxemburg  and OPCTN S.A. wholly owns Eldista GmbH, which was incorporated in Switzerland.

Our real estate activity is managed through several subsidiaries held directly and indirectly by Optibase Ltd. or its abovementioned subsidiaries.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters' offices occupy approximately 3,412 square feet in Herzliya Pituach. Our lease for this space expires in 2020.

Our European subsidiaries occupy offices totaling approximately 500 square feet in Luxembourg. The current leases do not have an expiration date and can be terminated at any time with three months prior notice.

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

As of December 31, 2018, we had available cash and cash equivalents of approximately $13.8 million. As of March 20, 2019, we have available cash and cash equivalents, of approximately $15.4 million. For information regarding the investment of our available cash, see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” below.

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

Other operating cost

Other operating cost during 2015 consists of acquisition related cost of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany.

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

Taxes on income

Israeli companies are generally subject to corporate tax on their taxable income. As of 2018, the corporate tax rate is 23% (in 2016 and 2017, the corporate tax rate was 25% and 24%, respectively). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

Taxable income of Luxemburg, Switzerland, Germany and the United States is subject to tax at the rate of approximately 29%, 24%, 16% and 21% respectively in 2018.

We have final tax assessments through the tax year 2013.

As of December 31, 2018, we had approximately $61 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $47 million that can be carried forward and offset against taxable income for 20 years, no later than 2038. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Equity share in losses of associates, net

Associates in which we have significant influence over the financial and operating policies without having control are accounted for using the equity method of accounting, accordingly we recorded during 2018 an equity income in associate of our holdings of Two Penn Center Plaza in Philadelphia, Pennsylvania and an equity loss in associate of our holdings of 300 South Riverside Plaza in Chicago.

Net Income Attributable to Non-Controlling Interest.

 Net income attributed to non-controlling interest following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2016, 2017 and 2018 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2016	2017	2018

Fixed income from real estate rent	100%	100%	100%
Costs and expenses:
Cost of real estate operations	19.3	18.4	18
Real estate depreciation and amortization	26	25.4	26
General and administrative	16	16.3	21.1
Total costs and expenses	61.3	60.1	65.1
Operating income	38.7	39.9	34.9
Other income, net	6.8	3.6	3.7
Financial expenses, net	(20.6)	(16.7)	(17.4)
Income before taxes on income	24.9	26.8	21.2
Taxes on income	(10)	(9.7)	(8.8)
Equity share in losses of associates, net	(2)	(10.1)	(16.6)
Net income	12.9	7.0	(4.2)
Net income attributable to non-controlling interest	11.7	13.8	12.5
Net income (loss) attributable to Optibase Ltd.	1.2	(6.8)	(16.7)

Results of Operations for the Years Ended 2018 and 2017

Fixed income from real estate rent. Our fixed income real estate rent in 2018 and in 2017, totaled to $16.6 million.

Cost of real estate operations. Our cost of real estate operation decreased in 2018 to $3 million, compared to $3.1 million in 2017.

Real estate depreciation and amortization. Our real estate depreciation and amortization increased in 2018 to $4.3 million, compared to $4.2 million in 2017.

General and Administrative Expenses. General and administrative expenses increased in 2018 to $3.5 million, compared to $2.7 million in 2017, mainly attributable to non-recurring legal proceeding expenses due to a claim received by our subsidiary Eldista Gmbh from its tenant as detailed in Item 8. “Financial Information - Legal Proceedings".

Operating Income. As a result of the foregoing, we recorded operating income of $5.8 million in 2018 compared to an operating income of $6.6 in 2017. The decrease in our operating income in 2018, is mainly attributed to increase in general and administrative expenses and depreciation and amortization, offset by a decrease in cost of real estate operations.

Other income (loss). We recorded other income of $607,000 in 2018, compared to other income of $570,000 million in 2017, related to dividend received and interest income on loan to an associated company.

Financial Expenses, Net. We recorded financial expenses, net of $2.9 million in 2018, compared with financial expenses, net of $2.8 million in 2017.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 “Income Taxes”, or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not be sustained upon examination by regulatory authorities. The tax expenses of $1.5 million in 2018, compared to $1.6 Million in 2017, mainly related to our Luxemburg and Germany subsidiaries.

Equity share in losses of associates, Net. We recorded an equity gain/loss of $2.8 million in 2018, compared to an equity loss of $1.7 million in 2017, mainly attributable to associated with equity losses of Optibase Chicago 300 LLC partially off set by equity gains from 2 Penn Philadelphia LP. For further details regarding 2 Penn Philadelphia LP and Optibase Chicago 300 LLC, see Item 7.B. “Related Party Transactions” and Item 10.C “Material Contracts”, respectively.

Net Income. As a result of the foregoing,  recorded net loss of $704,000 in 2018, compared with a net income of $1.2 million in 2017.

Net Income Attributable to Non-Controlling Interest. Net income attributed to non-controlling interest was first recorded in 2011 following the acquisition of the CTN complex in March 2011. We have entered into the said transaction with The Phoenix, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

Net income (loss) attributable to Optibase Ltd. Net income (loss) attributed to Optibase Ltd., is the result of net income (loss) as affected by net income attributed to non-controlling interest. As a result of the foregoing, we recorded net loss of $2.8 million in 2018, compared with a net loss of $1.1 million in 2017.

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

Recently issued and adopted accounting pronouncements

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash  equivalents in cash and cash equivalents when reconciling beginning-of-period and end- of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 during the first quarter of 2018. The adoption of this new guidance had no material impact on the Company’s consolidated balance sheets, statements of operations and cash flows.

In January 2016, the FASB issued ASC 2016-01, Financial Instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU s effective for fiscal years beginning after December 15, 2017, including interim periods within those years. The ASU, among other targeted changes for financial assets and liabilities: requires equity investments with readily determinable fair values to be measured at fair value with changes recognized in net income. In accordance with ASU 2016-01, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issue. The Company has equity investments in a privately-held company. This investment is recorded at cost reduced by any impairment write-downs plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, because it has no readily determinable fair values. The investment is included in investments in companies and associates in long term investments the accompanying balance sheets. The Company monitors the investment and if facts and circumstances indicate any observable price changes or that the investment may be impaired, then it conducts an impairment test of its investment.

New accounting pronouncements not yet effective

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset ("ROU") and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales- type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and the Company has adopted the standard on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The standard provides a number of optional practical expedients in transition. The Company is electing the ‘package of practical expedients’, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. To adopt this new standard, the Company has implemented changes to our existing systems and processes in conjunction with a review of existing vendor agreements. The Company expect adoption of the standard to have an immaterial impact on the Company's consolidated balance sheets which will result in the recognition of ROU assets and lease liabilities of approximately $436 to $528 at January 1, 2019. The most significant impact from recognition of ROU assets and lease liabilities relates to our office space. However, the Company do not anticipate that the adoption of this standard will have an immaterial impact on the operating expenses in our consolidated statements of operations since the expense recognition under this new standard will be similar to current practice. The Company's financial income (expenses), net will be impacted by the revaluation of the lease liabilities in non-USD denominated currencies. Furthermore, the Company does not anticipate the adoption of this standard will have immaterial impact in their revenue recognition.

In January 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted

5.B. LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through private and public sales of our equity securities and banks credit. As of December 31, 2018, we had cash and cash equivalents of $13.8 million, and as of March 20, 2019, we have available cash, and cash equivalents of approximately $15.4 million.

Net cash provided by our operating activities was $6.9 million, $7.9 million, and $7.3 million in December 31 of each of the years 2018, 2017 and 2016, respectively. Net cash provided for operating activities in 2018 was primarily the result of net income for the period, as adjusted for depreciation and amortization, equity share in losses of associates, net and decrease in other accounts receivable and prepaid expenses, offset by increase in trade receivables, decrease in deferred tax liabilities and in land lease liabilities and decrease in accrued expenses and other accounts payable.  Net cash provided for operating activities in 2017 and in 2016 was primarily the result of net income for the period, as adjusted for depreciation and amortization and equity share in losses of associates, net, increase in accrued expenses and other accounts payable, offset by the increase in other accounts receivable and prepaid expenses and in trade receivables, and by decrease in deferred tax liabilities and in land lease liabilities.

Net cash used for investment activities in 2018 totaling $2 million reflects primarily the proceeds from our associates, offset by investment in building improvements. Net cash provided by investment activities in 2017 totaling $1.1 million reflects primarily the return of $3 million investment in 300 River Holdings, LLC a Joint Venture Company held by our wholly-owned subsidiary Optibase Chicago 300 LLC offset by investment in building improvements. Net cash used for investment activities in 2016 totaling $5 million reflects primarily the additional investment in 300 River Holdings, LLC a Joint Venture Company held by our wholly-owned subsidiary Optibase Chicago 300 LLC., and investment in building improvements.

Net cash used for financial activities in 2018 totaling $11.1 million reflects loans and bonds repayment, dividend distribution to non-controlling interests partially. Net cash used for financial activities in 2017 totaling $5.4 million reflects loans and bonds repayment, dividend distribution to non-controlling interests partially offset by $5.1 million proceeds from controlling shareholders' loan. Net cash used for financial activities in 2016 totaling $9.6 million reflects loans and bonds repayment, dividend distribution to non-controlling interests and proceeds from shares capital issuance.

Non-GAAP NOI increased by $87,000, or 0.6%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase in NOI was primarily driven by the increase in fixed income from real estate rent and due to decrease in cost of real estate operations, and was offset by an increase in general and administrative expenses. For further details regarding the definition of NOI please see Item 4.B.

Non-GAAP Recurrent FFO decreased by $958,000, or 24.1%, for the year ended December 31, 2018, compared to the year ended December 31, 2017. The decrease in FFO was mainly due to increase in Equity share in losses of associates, related to the investment in 300 River Holdings, LLC and increase in general and administrative expenses offset by increase in fixed income from real estate rent and decrease in taxes on income. For further details regarding the definition of Recurrent FFO please see Item 4.B.

During 2018, we invested our available cash solely in various bank deposits and money market funds with various banks. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

In March 2017, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $5.1 million loan, or the Loan, from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. In May 2018, the parties entered into an amendment to the Loan's agreement, under which the Company reapid the Controlling Shareholder $2.5 million on account of the Loan's account. The repayment by the Company of the remaining Loan's amount of a $2.5 million has been postponed from April 1, 2019 to April 1, 2020, however, we may prepay the Loan prior to such date at our sole discretion without any penalty.

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

The following table summarizes the principle terms of our material financing agreements of the Company in effect as of December 31, 2018:

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2018)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Non-convertible Series A Bonds issued to the public in Israel	The Company	Original Date- August 9, 2015; Maturity Date- December 31, 2021	NIS 60 million (app. $15 million)	NIS 30 million (app. $8 million)	6.7%	Interest - payable in semi-annual payments Principal - payable in semi-annual payments on June 30 and on December 31 of each of the years of 2016 through 2021 (last payment on December 31, 2021)	none
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

As of December 31, 2018, the Company meets all the required covenants.

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

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2018)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Refinancing agreement of the CTN complex	OPCTN, S.A. (Mezzanine Borrower)	Original Date- October 3, 2011; Maturity Date- Up to 7.5 years from the original date.	CHF 15 million (app. $16.5 million).	CHF 0.5 million (app. $0.5 million).	LIBOR + either: (a) 1.30%; or (b) a maximum of 2.50% if the lender's risk assessment requires such a change.	Interest due quarterly, beginning March 31, 2012. CHF 2 million to be paid per year on a quarterly basis, beginning 31.12.2011.	A senior mortgage over the property + a pledge of Eldista's shares
• Transfers/sales of property are prohibited.  Any sale will result in the loan being repayable and a prepayment fee of 0.1%, plus difference between interest rate at time of termination and interest rate that bank can achieve for residual interest (LIBOR) term.
• Distributions of dividends/shareholder loans are only permitted in line with available yearly profit after loan payments.

	Eldista GmbH (Senior Borrower)	Original Date- October 3, 2011; Maturity Date- 2061	CHF 85 million (app. $93.5 million).	CHF 85 million (app. $86.3 million).	LIBOR + 0.75% per annum.	Interest due quarterly, beginning March 31, 2012. CHF 2 million to be paid per year on a quarterly basis, beginning 31.12.2018.		•Distributions of dividends/shareholder loans are only permitted: (a) to OPCTN to make its loan payments; and (b) otherwise in line with available yearly profit after loan payments.

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2018)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement (as amended) of the Edeka Portfolio	Optibase Bavaria GmbH & Co. KG	Original Date- May 2015; Maturity Date- May 31, 2020	€21 million (app. $23 million) of which €20.5 million (app. $22.5 million) has been drawn down	€19 million (app. $21.6 million)
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

As of December 31, 2018, the Company meets all the required covenants.

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
•The Lender is authorized to syndicate or transfer parts or the entire loan at its own cost.

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2018)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement of condominium units in Miami	Optibase Real Estate Miami, LLC	Original Date- July 7, 2015; Maturity Date- July 8, 2018, extended to July 8, 2020	$9.4 million	$9 million	Libor (30-day rate) + either: (a) 2.65%; or (b) 3,25% if Borrower and Guarantor fail to maintain depository accounts with the Lender totaling $1.5 million.
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

As of December 31, 2018, the Company meets all the required covenants.

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

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2018)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement of the property in Rumlang	Optibase RE 1 SARL	Original Date- October 2009; Maturity Date- 2059	CHF 18.8 million ($18.4 million)	CHF 15.4 million (app. $15.7 million)	Libor (for a period determined by borrower per each interest payment for the next payment) + 0.8%
Interest - payable in four quarterly payments annually;

The principal amount is payable in four quarterly amortization payments annually, each in the amount of CHF 94,000 (approximately $92,000 as of the purchase date).
							A senior mortgage over the property + Pledge over the holdings in borrower.	• Undertaking not to grant any encumbrance or mortgage on the Rümlang property without the lender's approval. As of December 31, 2018, the Company meets all the required covenants.
• The lender may adjust the margin at its sole discretion on account of deterioration in Optibase RE 1's credit standing or the value of the property.
• The principal payments may be adjusted at the lender's sole discretion if the lease of major tenants is terminated and no replacement tenant is found within 6 months.
• Borrower may repay the mortgage at any time, subject to a prior notice of three months with no subject penalty.
• The lender holds the right to accelerate future loan payments, upon occurrence of certain default conditions.

Loan Agreement	The Company	Original date- March 2017 Maturity Date- April 1, 2018, and extended to April 1, 2019	$5.1 million	$2.5 million	The loan does not bear any interest or linkage differentials	we may prepay the loan prior to the maturity date at our sole discretion without any penalty.	The loan is unsecured	none
In March 2017, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $5.1 million loan, or the Loan, from our Controlling Shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured, and we may prepay the Loan prior to such date at our sole discretion without any penalty. In May 2018, we have agreed with our Controlling Shareholder to repay $2.5 million on account of the Loan's account while postponing the repayment of the remaining. The revised agreement was approved by our audit committee and board of directors, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000.

(1)	In November 2017, our subsidiary, Optibase Real Estate Miami, LLC, refinanced 25 residential apartment units in Miami, Florida, with City National Bank of Florida.
*	Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of the date the loan was taken.
**	Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of December 31, 2018.

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

5.C. RESEARCH AND DEVELOPMENT

Irrelevant.

5.D. TREND INFORMATION

During 2014 and through 2015 the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Economically, that had been supported by moderate job growth, record housing affordability and fewer distressed property sales. During 2016 and 2017, we have witnessed a decrease in demand for high end residential projects in the U.S. market, while the demand for other quality projects both in the residential and the commercial markets kept stable and in certain cased showing a moderate increase. During 2018 and to date the high end residential market in the U.S. is showing a significant decrease in demand while other segments remain stable.

In addition, during 2015 and throughout 2016, as Swiss interest rates declined, Swiss real estate prices remained stable in most segments, while other segments were showing signs of increase mainly due to the low interest rates and lack of investments alternatives. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be slowing down further, in particular the demand for prime office space and the price for such real estate properties. Although economic conditions were promising in 2013, stagnating sales, depressed income and ongoing structural challenges meant that demand for retail floor space was modest. In addition, the two most highly developed tenant markets, Zurich and Geneva, are still exposed to growing oversupply of office space. Despite the above, during 2014 and 2015, market values on direct investments generally continued to rise, mainly due to low interest rates, and lack of investment alternatives, but have been stable during 2016, 2017 and throughout 2018. As this was accompanied by moderate demand for rents and stability in rental prices, the overall yields on such investments have decreased further. During 2015 throughout 2018 and to date, the Swiss Central Bank has set negative interest rates for CHF deposits. This in-turn pushed investors to further invest in the real estate market while looking for investments alternatives to generate positive returns on their investments.

Over the course of 2016, 2017 and 2018, the German real estate market continued its expansion and growth. While the majority of European countries are still suffering from the world economic downturn which have started back in 2008, the German economy and its real estate sector have shown significant signs of improvement supported by a decrease in interest rates and an increase in availability of financing. In addition, an increasing demand by foreign investors also supported the increase in assets value as well as the gradual devaluation of the Euro against the USD which made the German market also appealing for U.S. investors.

Our financial income is affected by changes in the 6-month Libor rate, see Item 3.D. “Risk Factors - Risks Relating to the Economy, Our Financial Condition and Shareholdings” above.

In 2014 and 2016 we were profitable, while in 2015, 2017 and 2018 we operated at a loss. During 2015, we operated at a loss mainly due to acquisition-related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria. During 2017 and 2018, we operated at a loss mainly due to equity losses related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2018:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	more than 5 years
Long-Term Debt*	136,403	3,121	37,212	4,826	91,244
Capital Lease Obligations	10,777	187	375	375	9,840
Lease Obligations	284	141	143	-	-
Bonds*	7,906	2,667	5,239	-	-
Total Contractual Cash Obligations	155,370	6,116	42,969	5,201	101,084

* Excluding interest

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

	Age	Position
Alex Hilman	66	Executive Chairman of the board of directors
Amir Philips	51	Chief Executive Officer
Shlomo (Tom) Wyler	67	Chief Executive Officer of Optibase Inc.
Yakir Ben-Naim	47	Chief Financial Officer
Orli Garti Seroussi (1)(2)(3)	59	Director
Danny Lustiger(1)(3)	51	Director
Chaim Labenski(1)(2)(3)	71	Director
Reuwen Schwarz	42	Director

(1)	Member of our audit committee, financial statements review committee and nominating committee.
(2)	External director.
(3)	Member of our compensation committee.

On December 20, 2018, our shareholders approved the re-election of Alex Hilman, Danny Lustiger and Reuwen Schwarz as directors of the Company. On February 14, 2019, our shareholders approved an extension to the Company's engagement with Shlomo (Tom) Wyler as the Chief Executive Officer of Optibase Inc., our subsidiary, including an adjustment of his compensation, and an extension of the Company's engagement with Amir Philips, the Company's Chief Executive Officer.

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

Yakir Ben-Naim serves as our Chief Financial Officer. Ms. Ben-Naim has been serving in this position since June 2011. From 2004 until May 2011, Ms. Ben-Naim held the position of Corporate Controller and Financial Manager at Optibase Ltd. Before joining Optibase, Ms. Ben-Naim was a controller at V.Box Communications Ltd., and an accountant at Ernst & Young. Ms. Ben-Naim is a Certified Public Accountant in Israel and holds a B.A degree in social sciences from Bar Ilan University.

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

6.B. COMPENSATION

The compensation terms for the Company’s directors and officers is derived from their employment and services agreements and comply with our compensation policy for Executive Officers and Directors as last approved by the Company’s shareholders on February 14, 2019, or the Compensation Policy.

The table and summary below outline the compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2018. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2018.

Name and Position of director or officer	Salary or Monthly Payment (1)	Value of Social Benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
	(U.S. dollars in thousands)
Amir Philips, Chief Executive Officer (5)	252	70	-	-	22.7	344.7
Shlomo (Tom) Wyler, Chief Executive Officer of Optibase Inc. (6)	200	-	-	-	11	211
Yakir Ben-Naim, Chief Financial Officer (7)	120.2	40.9	10	-	4.8	175.9
Alex Hilman, Executive Chairman of our board of directors (8)	78.1	-	-	-	-	78.1
Reuwen Schwarz, Director (9)	56.7	-	-	-	9.9	66.6

(1)
“Salary” means yearly gross base salary with respect to our Executive Officers (Mr. Philips, Mr. Wyler and Ms. Ben-Naim). “Monthly Payment” means the aggregate gross monthly payments with respect to the members of our board of directors (Mr. Hilman and Mr. Schwarz) for the year 2018.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of amounts recognized as share-based compensation (options and restricted shares) expense on our financial statements for the year ended December 31, 2018.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), telephone, basic health insurance, and holiday presents.

(5)
Mr. Philips’ employment terms as our Chief Executive Officer provide that Mr. Philips is entitled to a monthly base gross salary of NIS 75,000 (approximately $20,000). Mr. Philipshe is entitled to 24 vacation days, convalescence pay of 10 days and sick days in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of 6 months. During such advance notice period, Mr. Philips will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Mr. Philips is also entitled to bonus payments in accordance with the Compensation Policy.

(6)
For details on Mr. Wyler’s compensation terms as approved by our shareholders on February 14, 2019, see Item 7.B. “Related Party Transactions”, below. In February 14, 2019, following the approval by our compensation committee, audit committee and board of directors, our shareholders approved an amendment to Mr. Wyler's compensation terms in a manner that Mr. Wyler's annual gross base salary shall be $220,000 for a full time position, as of January 1, 2019.

(7)
Ms. Ben-Naim’s employment terms as our Chief Financial Officer provide that Ms. Ben-Naim is entitled to a monthly base gross salary of NIS 36,000 (approximately $10,000). Ms. Ben-Naim is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits including communication expenses. In addition, Ms. Ben-Naim is entitled to reimbursement of car-related expenses from us. Ms. Ben-Naim’s employment terms include an advance notice period of three months. During such advance notice period, Ms. Ben-Naim may be entitled to all of the compensation elements, and to the continuation of vesting of her options or restricted shares, if granted. In December 2018, our compensation committee and board of directors approved an amendment to Ms. Ben-Naim's compensation terms in a manner that Ms. Ben-Naim's monthly base gross salary will be updated to NIS 37,800 for a full time position, as of January 1, 2019.

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

As of March 20, 2019, our directors and executive officers beneficially owned 205,065 ordinary shares of the Company (of which 45,840 ordinary shares were held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, vested as of March 20, 2019 or within 60 days thereafter). For further information, see Item 6.E. “Share Ownership”.

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

On February 14, 2019, following the approval by our compensation committee and board of directors, our shareholders approved an amendment to our Compensation Policy which includes clauses allowing us to provide our directors and officers with insurance and indemnification, and to exempt them from liability subject to the terms and conditions set forth by the Companies Law; provided however, that insurance policies purchased under the Compensation Policy comply with all of the following conditions:

❖
the maximum coverage amount under each policy shall not exceed the higher of: (i) US $25 million; or (ii) 25% of our shareholders equity (based on our most recent financial statements at the time of approval by our compensation committee) per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

❖	the maximum yearly premium to be paid by us for each policy shall not exceed 1.5% of the aggregate coverage of such policy;
❖
the purchase of each policy shall be approved by our compensation committee (and, if required by law, by our board of directors) which shall determine that the policy reflects the current market conditions, and it shall not materially affect our profitability, assets or liabilities.

We currently have an insurance policy for our directors' and officers' liability, including as directors or officers of our subsidiaries, for the period commencing on December 1, 2018 and ending on November 31, 2019, as approved by our compensation committee and board of directors. The coverage amounts under such policy and the yearly premium to be paid by us for such policy are US $19 million and US $189,840, respectively. The terms of such policy are in accordance with our Compensation Policy.

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

The members of our compensation committee are Mr. Chaim Labenski, Mr. Danny Lustiger and Ms. Orli Garti-Seroussi.

Our current compensation policy, or the Compensation Policy, was approved by our shareholders on February 14, 2019 and is in effect for a period of three years from the date of approval. The Compensation Policy does not, by nature, grant any rights to our directors or officers. The Compensation Policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

Our Compensation Policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment with respect to employment or engagement. According to the Companies Law, the compensation policy must be approved (or reapproved) not longer than every three years and relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise, and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•
the ratio between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies, and in particular the ratio between the average wage and the median salary of such employees;

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors;

•	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•
as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contributions towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company

The compensation policy must also include the following principles:

•
the linkage between variable compensation and long-term performance and measurable criteria; however, in certain circumstances, we may grant up to three monthly salaries per year of unmeasurable criteria for an office holder who is not our chief executive officer;

•
the ratio between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of the payment (or with respect to variable equity compensation that is not paid for in cash, a ceiling for their value on the grant date);

•
the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation with a view to long-term incentives; and

•	maximum limits for severance compensation

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

6.D. EMPLOYEES

We currently have 11 employees, including employees in our subsidiaries, all of them employed in our general and administrative, finance and human resources divisions. Out of whom 6 employees are employed in Israel, 4 are employed in the United States and 1 is employed in Europe. All of our employees are currently employed pursuant to personal employment agreements.

6.E. SHARE OWNERSHIP

As of March 20, 2019, our current directors and executive officers (eight persons) beneficially owned an aggregate of 205,065 ordinary shares of our Company, of which 45,840 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, vested as of March 20, 2019 or within 60 days. All of our directors or executive officers hold less than 1% of our shares except for Mr. Wyler who holds, to the Company knowledge, approximately 159,218 ordinary, which is approximately 3.06% of the Company's outstanding shares. See Item 7.A. “Major Shareholders” for more information regarding Mr. Wyler's holdings.

Incentive Plans

As of March 20, 2019, we had no outstanding options and/or unvested restricted shares. As of December 31, 2017, and 2018, the number of options reserved for issuance under our plans was 511,260 and 571,260, respectively.

As of March 20, 2019, or within 60 days thereafter, an aggregate of 235,790 ordinary shares has been reserved for issuance under the 2006 Plan. As of December 31, 2017, and 2018, the number of restricted shares reserved for issuance under the 2006 Plan was 235,790.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2019 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	3,796,284	73.03%
Shareholding of all directors and officers as a group (eight persons)(3)	205,065	3.94%

(1) Number of shares and percentage ownership is based on 5,216,256 ordinary shares outstanding as of March 20, 2019. Such number excludes: (i) 17,895 ordinary shares held by us or for our benefit. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 20, 2019 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

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

(3) Includes 159,225 ordinary shares, of which 45,840 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have vested on March 20, 2019 or within 60 days thereafter. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares.

There have been no significant changes that we are aware of in the percentage ownership held by any major shareholder during the past three years.

All of our shares have the same voting rights.

On March 20, 2019, registered holders in the United States hold approximately 54% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of us.

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

On October 19, 2009, our shareholders approved the compensation of Mr. Hilman, a director of the Company, who was appointed on September 1, 2009 as Executive Chairman of the board of directors. The principal terms of such compensation are as follows: a monthly payment of NIS 20,000 plus applicable value added tax, against the receipt of a tax invoice. The Company will also reimburse Mr. Hilman for his reasonable expenses directly incurred by him in the performance of his duties against the production of appropriate receipts. In addition, Mr. Hilman was granted on October 19, 2009, 20,000 options which have been exercised into 20,000 ordinary shares NIS 0.65 nominal value each of the Company under the Company's 1999 Israeli Share Option Plan. All other terms of the options are as stated in the Company's 1999 Israeli Share Option Plan.

On December 19, 2013, and following the approval by our compensation committee and board of directors, our shareholders approved the grant of our 12,000 restricted shares, in three equal consecutive annual grants (commencing on January 1, 2014), to each of Mr. Hilman, the executive chairman of our board of directors, and Mr. Philips, our chief executive officer, or the Recipients, under the Company's 2006 Israeli Incentive Compensation Plan. The restricted shares were granted to the Recipients for no consideration, and vest after a two-year period (50% each year) from their date of grant, subject to the continued employment or service of the Recipients in the Company.

On May 16, 2016, and following the approval by our audit committee, compensation committee and board of directors, our shareholders approved the compensation terms of Mr. Wyler, for his service as Chief Executive Officer of our subsidiary Optibase Inc. According to the terms approved by our shareholders, Mr. Wyler serves as Chief Executive Officer of Optibase Inc. and is responsible for the implementation of our strategy in North America, recognizing new local opportunities, forming strategic alliances and overseeing the ongoing management of our current U.S. real estate portfolio. The yearly gross base salary in consideration for Mr. Wyler's services as Chief Executive Officer of Optibase Inc. was set at $200,000 for a full time position as well as reimbursement of health insurance expenses of up to $24,000 per year, and including reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $50,000 per year. On February 14, 2019, following the approval by our compensation committee, audit committee and board of directors, our shareholders approved an extension for a 3 year term, of our engagement with Mr. Wyler's, including an adjustment to his compensation terms, in a manner that Mr. Wyler's annual gross base salary was set at $220,000 for a full time position, as of January 1, 2019.

On December 29, 2016, and following the approval by our audit committee and board of directors, our shareholders approved an extension of the service agreement between the Company and Mr. Schwarz, currently serves also as a member of our board of directors, for the provision of real estate related consulting services to us, our subsidiaries and affiliates. Mr. Schwarz is a relative of the beneficiaries of Capri, our controlling shareholder. According to term of the service agreement with Mr. Schwarz, he will provide us with real estate related consulting services, including: (i) searching, introducing and advising us on real estate transactions, (ii) advising and negotiating with banks and financing institutions, (iii) advising us on our financing agreements, all as requested by us from time to time and at our sole discretion. Such services will be provided by Mr. Schwarz at the request of the Company. Mr. Schwarz will render such services faithfully and diligently for the benefit of the Company, and will devote all necessary time and attention for the performance of the services. Mr. Schwarz will also use his best efforts to implement the policies established by us in the performance of such services. In consideration for such services, we will pay Mr. Schwarz a monthly fee of EURO 4,000 (approximately $5,350) plus applicable value added tax (if applicable). Mr. Schwarz will also be reimbursed for expenses incurred as part of the services provided by him which shall not exceed EURO 12,000 (approximately $16,060) per year. In the event the service agreement with Mr. Schwarz is terminated during a certain month, Mr. Schwarz will be entitled to a pro rata fee based on the number of days that has lapsed until the termination date of the service agreement. Mr. Schwarz may either provide the services by himself or through a corporation under his control, provided that the consideration under the service agreement remains unchanged. The service agreement with Mr. Schwarz will be in effect retroactively from November 1, 2016 for a period of three years. Each of Mr. Schwarz and us may terminate the service agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the services provided by him under the agreement (unless we have instructed him otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for cause.

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

On May 16, 2016, our shareholders approved, following the approval by our compensation committee and board of directors, certain amendments to the compensation terms of Mr. Philips and the grant of special bonus as follows: (a) Mr. Philips' monthly gross base salary was updated to NIS 65,000 for a full time position, as of January 1, 2016 and would increase to NIS 75,000 as of January 1, 2017; and (b) Mr. Philips was awarded a special bonus in the amount of NIS 120,000. On February 14, 2019, our shareholders approved, following the approval by our compensation committee and board of directors, an extension of the engagement with Mr. Philips. As such Mr. Philips’ monthly base gross salary is NIS 75,000 (approximately $20,800), and he is entitled to 24 vacation days, convalescence pay of 10 days and sick days in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of 6 months. During such advance notice period, Mr. Philips is entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Mr. Philips is also entitled to bonus payments in accordance with the Compensation Policy.

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

In March 2017, our audit committee and board of directors approved, the receipt of a loan from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017. For further details see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” above.

As part of the purchase by the Company's subsidiary Optibase Inc. of twelve luxury condominium units located in Miami Beach, Florida, or the Acquisition Transaction, on December 31, 2013, the Company's wholly-owned subsidiary, Optibase Real Estate Miami LLC, a Florida limited liability company, or Optibase Miami, has entered into an agreement with an affiliate of Capri, our controlling shareholder, for the lease of a luxury condominium unit (including 2 parking spaces) in the Continuum on South Beach Condominium, located in Miami Beach, Florida, for a term of 36 months. The rent for the entire period of the lease was prepaid at a rate of $12,000 per month including sales tax (for a total rent of $432,000 including sales tax). The rent was paid at the closing date of the Acquisition Transaction in 66,977 ordinary shares of the Company, at a price of $6.45 per share (which offset the number of ordinary shares to be issued by us in the Acquisition Transaction).

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

Commercial Office Building in Philadelphia

On October 12, 2012, following the approval of our audit committee and board of directors, and the approval of our shareholders during an annual general meeting of our shareholders held on August 16, 2012, our wholly-owned subsidiary, Optibase 2 Penn, LLC, became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership, or the Partnership, which acquired an approximately 20% indirect beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, or the 2 Penn Property, and entered into the Limited Partnership Agreement of the Partnership, or the 2 Penn LPA. As of December 31, 2018, the Company indirect beneficial interest in the 2 Penn Property is 22.16%.

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

The Partnership owns a beneficial interest in the owner of the 2 Penn Property by being issued a 85.76% partnership interest in Two Penn Investor LP, a Pennsylvania limited partnership, or the 2 Penn Investor, which acquired 88% (As of December 31, 2018 - 99%) of the limited partnership interests in Crown Two Penn Center Associates Limited Partnership, or the Property Owner, and Two Penn General LLC from Crown Penn Associates, L.P., or Crown Penn. Two Penn General LLC, a Delaware limited liability company controlled by Mr. Alex Schwartz acquired a 1% general partner interest in the Property Owner from Two Penn Center GP Corp., a Pennsylvania corporation, or the Existing General Partner, for the aggregate sum of approximately $12.8 million.

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

The first cross-examination hearing was held on October 31, 2017, and additional hearings were held on November 19, 2017, December 5, 2017, February 25, 2018, October 7, 2018, December 2, 2018 and December 18, 2018.

The summaries submission of the Company is scheduled for March 31, 2019, and of the Applicants is scheduled for April 15, 2019.

At this stage, we cannot provide an assessment as to the chances of the claim and the exposure to the Company.

 Receipt of a Claim in Connection with an Option Agreement

On March 6, 2019, we have notified that Swiss Pro Capital Limited, a company organized under the laws of Switzerland, has filed a legal claim against our subsidiaries, Optibase RE 1 s.a.r.l and Optibase Real Estate Europe SARL pursuant to which Swiss Pro mainly demands the exercise of a granted option to purchase 20% of the shares of Optibase RE 1 s.a.r.l, the owner of the Rümlang property, or the Option, in connection with an option agreement between Swiss Pro and our subsidiaries, dated March 1, 2010, or the Agreement (for further details on the Agreement see Item 10.C. “Material Contracts”).

Swiss Pro alleges that by calculating the formula under the Agreement, the exercise price of the Option is zero, and as such Swiss Pro claims that it holds 20% of the shares of Optibase RE 1 s.a.r.l. as of May 25, 2016, the date on which Swiss Pro has informed our subsidiaries about the exercise of the Option. In addition, Swiss Pro alleges that our subsidiaries be ordered to carry out the actions required for the allotment of the exercisable shares, and demands that Optibase Real Estate Europe SARL be ordered to pay Swiss Pro an amount of CHF 450,000 for additional charges made since the exercise of the Option and its alleged stake in the cash held by Optibase RE 1 s.a.r.l.

The filing of the legal claim was preceded by an exchange of letters between Swiss Pro and us during 2015 and 2016 in connection with Swiss Pro's claim for the exercise of the Option. We have responded to the allegations then raised by Swiss Pro and rejected them all (see the disclosure of such exchange of letters in our annual reports on Form 20-F for the years 2015 through 2017). We maintain our rejection of Swiss Pro's allegations and believe the legal claim to be without merit.

Receipt of a Claim from Tenant in the CTN Complex

On April 16, 2015, our subsidiary Eldista GmbH, filed a claim to the court in Switzerland in an amount of approximately CHF 1 million (app. $1 million) due to damages and unpaid amounts from a specific tenant. Shortly thereafter, the tenant filed a counterclaim against Eldista GmbH in an amount of approximately CHF 157,000 (app. $171,200) for damages allegedly caused to it. The court suggested the parties to transfer to mediation proceedings which failed. The court handed down a partial judgment on 31, October 2016, dismissing Eldista GmbH's claim (though it had not yet examined the issue of the damages). Eldista GmbH filed an appeal against the judgment, but it was dismissed on June 12, 2017. On May 2, 2018, the court ruled that the damages owned to the tenant amount to CHF 52,916 plus interest 5% as of June 4, 2014. An appeal has been filed and is currently pending before the supreme court. Should the supreme court confirm the first judgment, Eldista GmbH will most likely file a counterclaim against the former real estate agency that was managing the CTN Complex, although there is also a possibility that a judge would consider that the latter committed no breach or that only a portion of the damage can be recovered from the agency.

At this stage, we cannot assess whether the supreme court will receive or dismiss the appeal.

Receipt of a Claim from Tenant in the CTN Complex

 On March 1 2017, our subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or LEM, regarding the deposit of the monthly rent for March 2017 amounting to approximately CHF 279,400 (vat inclusive) with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. LEM claims that there are serious defects affecting the rented premises, which merit LEM with a reimbursement of approximately CHF 2.4 million (excluding VAT) as well as approximately CHF 69,200 as indemnification for consequential damages for the years 2014 and 2015. LEM also reserves its claims regarding damages suffered before year 2014.

On April 5, 2017 LEM withdrew the deposit of the monthly rent for March 2017 with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva and released the amount to the Company. Thus, paying the full payment of the rent.

Based on LEM’s submissions filed during the first hearing before the court, LEM is requesting a 20% rent reduction amounting to a capital amount of CHF 3,094,000 for the period starting from  February 1, 2012, until June 30, 2017, with 5% moratory interest per year starting from October 23, 2017, corresponding to CHF 154,700 per year, based on the various defects allegedly affecting the rented premises. In addition, LEM is claiming for related damages an amount of CHF 167,721, subject to amplification, with 5% moratory interest per year starting from October 23, 2017, corresponding to CHF 8,386 per year. LEM’s claim for rent reduction was reduced to 10% from July 1, 2017, until repair of the alleged defects or entry into force of the judgment, that is to say a capital amount of CHF 285,600 if considered from July 1, 2017, until June 31, 2018. LEM further demands to be reserved the right to claim the reimbursement of overpaid ancillary fees. A first hearing took place on June 26, 2018, regarding lease matters, and a second hearing took place on November 7, 2018. The next hearing (personal appearance of the parties and witness hearing) is not likely to happen before end of March 2019, and may take place in April or later, depending on the agenda of the court. The Company has sufficient provision to cover the expected outcome of this claim.

Dividend Policy

We have not declared or paid any cash dividends on our ordinary shares in the past. We do not expect to pay cash dividends on our ordinary shares in the foreseeable future and intend to retain our future earnings, if any, to finance the development of our business.

A dividend policy, if adopted, will be determined by our board of directors and will depend, among other factors, upon our earnings, financial condition, capital requirements, the impact of the distribution of dividends on our financial condition and tax liabilities, and such other conditions as our board of directors may deem relevant. Under Israeli law, an Israeli company may pay dividends only out of its retained earnings as determined for statutory purposes. Under our articles of association the distribution of dividends will be made by a resolution of our board of directors. See “Description of Share Capital” and “Israeli Taxation”.

Cash dividends paid by an Israeli company are normally subject to a withholding tax, except for dividends paid to an Israeli company in which case no tax is withheld unless the dividend is in respect of earnings from an Approved Enterprise. In addition, because we have received certain benefits under Israeli laws relating to Approved Enterprises, the payment of dividends by us may be subject to certain Israeli taxes to which we would not otherwise be subject. The tax-exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation. If we decide to distribute cash dividends out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to corporate tax. See “Israeli Taxation”. In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will bear the risks of currency fluctuations during the period between the date such dividend is declared and paid by us in NIS and the date conversion is made by such shareholder into U.S. dollars.

ITEM 8.B. SIGNIFICANT CHANGES

Since the date of our financial statements for the year ended December 31, 2018, on March 6, 2019, we have notified that Swiss Pro has filed a legal claim against our subsidiaries, in connection with an option agreement. For further details, see Item 8. “Financial Information - Legal Proceedings”.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares are traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. In addition, on April 29, 2015, our ordinary shares were registered for trading on the Tel Aviv Stock Exchange under the symbol OBAS.

On March 20, 2019, the reported closing sale price of our ordinary shares on The NASDAQ Global Market was $9.74 per share and on the Tel Aviv Stock Exchange was NIS 38.48 per share.

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

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,216,256 ordinary shares were issued and outstanding as of March 20, 2019. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

On February 14, 2019, and following the approval by our compensation committee and our board of directors, our shareholders approved a new compensation policy and such policy is in affect for a 3-year term.

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

10.C. MATERIAL CONTRACTS

Swiss Pro Capital Limited

On March 1, 2010, the Company’s subsidiary in Luxembourg Optibase RE 1 SARL or Optibase RE 1 entered into an Option Agreement, or the Option Agreement, with a Cypriot company, Swiss Pro, with respect to a commercial building acquired by the Company in October, 2009 in Rümlang, Switzerland. Through its beneficial owner, Swiss Pro introduced Optibase to the Rümlang property and facilitated Optibase’s acquisition and financing of the property. Under the Option Agreement, Optibase RE 1 granted Swiss Pro an option to purchase twenty percent (20%) of the share capital of Optibase RE 1. Swiss Pro undertook to pay a purchase price for the option of CHF 315,000 for the option. The exercise price under the Option Agreement is calculated based on twenty percent (20%) Optibase’s acquisition costs for the Rümlang Property plus interest and an adjustment for proceeds that are distributed to the shareholders of Optibase RE 1. The shares that would be issued to Swiss Pro upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase. The option granted under the Option Agreement has expired at the end of eight years from the entrance into the agreement, i.e.: in October 2017. For details on a legal claim filed by Swiss Pro against our subsidiaries, see Item 8. “Financial Information - Legal Proceedings”.

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

Properties

In general, the Transaction Portfolio, which represents a homogenous retail portfolio in established retail locations, has approximately 37,000 square meters of total rental space and currently generates annual net rental income of more than EUR 2.8 million (approximately $3.3 million). The properties have an average occupancy rate of more than 90% of the total rental area, and an average remaining lease term of approximately seven years.

Upon the acquisition of the Transaction Portfolio, Optibase Bavaria was assigned the Sellers’ rights and obligations under the leases. The tenants currently operating on Transaction Portfolio include 26 supermarkets, and one commercial building with mixed retail and office uses. The largest tenant in the Transaction Portfolio is EDEKA Handelsgesellschaft Südbayern mbH, or Edeka, one of the largest supermarket chain in the German market, currently leases 19 of the rental properties in the Transaction Portfolio. In addition to the hypermarkets and supermarkets, smaller shops (such as bakeries and post offices) operate on several locations as subtenants of Edeka.

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

10.D. EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non‑Israeli holders of our ordinary shares. In addition, Israeli citizens are freely to invest outside of Israel and convert Israeli currency into non‑Israeli currencies.

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

Excess Tax.

                 Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 641,880 for 2018 (and as of 2017, the additional tax was on annual income exceeding NIS 640,000), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Other Income Tax

Taxable income of the Company's subsidiary in Luxemburg, Switzerland, Germany and the United States is subject to federal tax at the rate of approximately 29%, 24%, 16% and 21% respectively in 2018.

10.F. DIVIDEND AND PAYING AGENTS

Not applicable.

10.G. STATEMENT BY EXPERTS

Not applicable.

10.H. DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers, and under those requirements, we file reports with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

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

The deflation rate in Israel was approximately (0.2) % in 2016, an inflation rate of approximately 0.4% in 2017and a deflation rate of approximately (0.2) % in 2018. The changes of the NIS against the dollar was an appreciation of approximately 1.5% in 2016, 9.8% in 2017, and a devaluation of approximately (8.1)% in 2018. The change of the CHF against the dollar was a devaluation of approximately (2.8)% in 2016, an appreciation of approximately 4.4% in 2017, and a devaluation of approximately (0.8)% in 2018. The change of the Euro against the dollar was a devaluation of approximately (3.6)% in 2016, an appreciation of approximately 13.7%  in 2017 and  a devaluation of approximately (4.5)% 2018.

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

Investments Risks

As of December 31, 2018, our available net cash was $13.8 million. As of December 31, 2018, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable. For a description of our Series A Bonds see “Item 5.B: Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

    (a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
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

    Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework for Internal Control-Integrated Framework (1992) set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2018.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2018, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young in Switzerland and in the United States, to Optibase in 2017 and 2018 (in thousands of dollars):

	2017	2018
Audit fees (1)	111	107
Audit-related fees (2)	5	5
Tax fees (3)	42	43
Total	158	155

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

During  2017 and 2018, our audit committee approved all the audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in Switzerland and in the United States.

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

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accountig Firm

To the Shareholders and Board of Directors of

Optibase LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optibase Ltd. and its subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), change in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of 300 RIVER HOLDINGS LLC ,an associate accounted for using the equity method, amounted to approximately $ 6,953 thousand as of December 31, 2018, and the Company's share in its net loss amounted to approximately $ 5,254 thousand for the year ended December 31, 2018. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for 300 RIVER HOLDINGS LLC, is based solely on the report of the other auditor.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since at least 1997, but we are unable to determine the specific year.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
28 March, 2019	A Member of Ernst & Young Global

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,836	$20,268
Restricted cash	31	292
Trade receivables (net of allowance for doubtful accounts of $ 207 and $ 161 at December 31, 2018 and 2017, respectively)	427	332
Other accounts receivable and prepaid expenses	320	506

Total current assets	14,614	21,398

LONG-TERM INVESTMENTS:
Long-term deposits	2,477	3,483
Investments in companies and associates	14,377	17,556

Total long-term investments	16,854	21,039

PROPERTY AND OTHER ASSETS, NET

Real estate property, net	212,349	216,726
Other assets, net	141	140

Total property, equipment and other assets	212,490	216,866

Total assets	$243,958	$259,303

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2018	2017
CURRENT LIABILITIES:
Current maturities of long-term loans and bonds	$5,788	$6,048
Other accounts payable and accrued expenses	4,103	4,362
Total liabilities attributed to discontinued operations	2,061	2,061

Total current liabilities	11,952	12,471

COMMITMENTS AND CONTINGENT LIABILITIES

LONG-TERM LIABILITIES:
Deferred tax liabilities	13,752	14,042
Land lease liability, net	6,134	6,295
Other Long-Term Liabilities	206	294
Loan from controlling shareholder	2,476	4,886
Long-term loans, net of current maturities	130,806	135,774
Long-term bonds, net of current maturities	5,239	8,473

Total long-term liabilities	158,613	169,764

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.65 par value -	994	993
Authorized: 6,000,000 shares at December 31, 2018 and 2017; Issued: 5,216,256 and 5,214,256 shares at December 31, 2018 and 2017, respectively;
Outstanding: 5,198,361 and 5,188,361 shares at December 31, 2018 and 2017, respectively
Additional paid-in capital	138,187	138,170
Treasury shares: 17,895 and 25,895 shares at December 31, 2018 and 2017, respectively	(87)	(87)
Other reserves	(706)	9
Accumulated deficit	(84,829)	(82,048)

Total shareholders' equity of Optibase Ltd.	53,559	57,037

Non-controlling interests	19,834	20,031

Total shareholders' equity	73,393	77,068

Total liabilities and shareholders' equity	$243,958	$259,303

The accompanying notes are an integral part of the consolidated financial statements.

28 March, 2019
Date of approval of the	Amir Philips	Alex Hilman
financial statements	Chief Executive Officer	Executive Chairman of the Board

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2018	2017	2016

Fixed income from real estate rent	$16,608	$16,587	$16,338

Costs and expenses:
Cost of real estate operations	2,991	3,057	3,159
Real estate depreciation and amortization	4,317	4,209	4,244
General and administrative	3,500	2,698	2,615

Total costs and expenses	10,808	9,964	10,018

Operating income	5,800	6,623	6,320

Other income	607	597	1,116
Financial expenses, net	(2,882)	(2,769)	(3,366)

Income before taxes on income	3,525	4,451	4,070
Taxes on income	(1,464)	(1,602)	(1,627)
Equity share in losses of associates, net	(2,765)	(1,677)	(323)

Net income (loss)	(704)	1,172	2,120

Net income attributable to non-controlling interest	2,077	2,295	1,925

Net income (loss) attributable to Optibase Ltd.	$(2,781)	$(1,123)	$195

Net earnings per share:

Basic and diluted net earnings (loss) per share	$(0.54)	$(0.22)	$0.04

Weighted average number of shares used in computing basic net earnings per share:	5,185,352	5,180,163	5,147,130

Weighted average number of shares used in computing diluted net earnings per share:	5,185,352	5,180,163	5,157,165

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net income (loss)	$(704)	$1,172	$2,120

Foreign currency translation adjustments	(1,052)	3,357	(1,475)
Financial liability related to hedging	88	113	(143)

Comprehensive income (loss)	(1,668)	4,642	502

Net earnings attributable to non-controlling interests	(2,077)	(2,295)	(1,925)
Other comprehensive loss (income) attributable to non-controlling interests	207	(831)	522

Comprehensive income (loss) attributable to Optibase Ltd.	$(3,538)	$1,516	$(901)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Other reserves	Accumulated deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total shareholders' equity

Balance as of January 1, 2016	988	$137,961	$(354)	$(1,906)	$(80,905)	$55,784	$19,800	$75,584

Stock-based compensation	-	60	-	-	-	60	-	60
Issuance of shares upon exercise of stock options	5	186	-	-	-	191	-	191
Issuance of treasury shares upon vesting of shares	-	(52)	267	-	(215)	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(2,209)	(2,209)
Other comprehensive loss	-	-	-	(1,096)	-	(1,096)	(522)	(1,618)
Net income	-	-	-	-	195	195	1,925	2,120

Balance as of December 31, 2016	993	138,155	(87)	(3,002)	(80,925)	55,134	18,994	74,128

Stock-based compensation	-	15	-	-	-	15	-	15
Dividend to non-controlling interests	-	-	-	-	-	-	(2,089)	(2,089)
Other comprehensive income	-	-	-	2,639	-	2,639	831	3,470
Equity component of transaction with controlling shareholder	-	-	-	372	-	372	-	372
Net income (loss)	-	-	-	-	(1,123)	(1,123)	2,295	1,172

Balance as of December 31, 2017	993	138,170	(87)	9	(82,048)	57,037	20,031	77,068

Stock-based compensation	-	17	-	-	-	17	-	17
Issuance of shares upon exercise of stock options	1	-	-	-	-	1	-	1
Dividend to non-controlling interests	-	-	-	-	-	-	(2,067)	(2,067)
Other comprehensive income (loss)	-	-	-	(757)	-	(757)	(207)	(964)
Equity component of transaction with controlling shareholder	-	-	-	42	-	42	-	42
Net income (loss)	-	-	-	-	(2,781)	(2,781)	2,077	(704)

Balance as of December 31, 2018	$994	$138,187	$(87)	$(706)	$(84,829)	$53,559	$19,834	$73,393

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities:

Net income (loss)	$(704)	$1,172	$2,120
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,317	4,209	4,244
Stock-based compensation related to options and unvested shares	17	15	60
Increase in trade receivables	(109)	(112)	(46)
Equity share in losses of associates, net	2,765	1,998	520
Decrease in deferred tax liabilities	(173)	(169)	(177)
Decrease in land lease liabilities	(108)	(106)	(107)
Decrease (increase) in other accounts receivable and prepaid expenses	965	(791)	(370)
Increase (decrease) in accrued expenses and other accounts payable	(103)	1,685	1,060

Net cash provided by continuing operations	6,867	7,901	7,304
Net cash used in discontinued operations	-	-	(48)

Net cash provided by operating activities	6,867	7,901	7,256

Cash flows from investing activities:

Investment in real estate property	(2,764)	(2,195)	(2,450)
Decrease (increase) in restricted cash	261	(292)	-
Proceeds from (investments in) associates, net	414	3,338	(2,749)
Decrease (increase) in other long-term deposits	105	265	159

Net cash provided by (used in) investing activities	(1,984)	1,116	(5,040)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from financing activities:

Repayment of long-term bank loans and bonds	(6,558)	(8,431)	(8,112)
Proceeds from bank loan	-	-	530
Dividend paid to non-controlling interests	(2,067)	(2,089)	(2,209)
Proceeds from (repayment of) controlling shareholders' loan	(2,500)	5,118	-
Issuance of shares upon exercise of stock options	-	-	191

Net cash used in financing activities	(11,125)	(5,402)	(9,600)

Exchange differences on balances of cash and cash equivalents	(190)	629	(398)

Increase (decrease) in cash and cash equivalents	(6,432)	4,244	(7,782)
Cash and cash equivalents at the beginning of the year	20,268	16,024	23,806

Cash and cash equivalents at the end of the year	13,836	20,268	16,024

(a) Supplemental cash flow activities:

Cash paid during the year for:

Taxes	$2,521	$2,744	$1,420

Interest	$2,484	$2,554	$2,896

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

As of December 31, 2018, the Company manages its activity through four active subsidiaries: Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc."), Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, Optibase RES SARL in Luxembourg which was incorporated in June, 2018 and OPCTN SA, a Luxembourg company owned 51% by the Company which was incorporated in February 2011 ("Subsidiaries"), (collectively, the "Group").

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

c.
The Company's two major tenants accounted for 18% and 16%, 18% and 16% and 18% and 18% of the Company revenues in the years ended December 31, 2018, 2017 and 2016 respectively. No other tenants accounted for more than 10% of the Company revenues.

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

The liabilities of the Video activity for the years ended December 31, 2018 and 2017, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	Year ended December 31,
	2018	2017
Liabilities:

Total liabilities attributed to discontinued operations	$2,061	$2,061

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company reviews assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected undiscounted future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2018 and 2017, no impairment losses have been identified.

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

The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2018 and 2017, the Company had outstanding hedging instruments in the amount of $ 206 and $ 294 respectively, which included in long-term liabilities, and a outstanding hedging instruments in the amount of $ 313 and $ 986, respectively, which included in long-term Assets.
At times, the Company may use derivative instruments to manage exposure to variable interest and currency rate risk. Occasionally, the Company enters into interest and currency rate swaps to manage its exposure to variable interest and currency rate risk and treasury locks to manage the risk of interest and currency rates rising prior to the issuance of debt.

l.	Revenue recognition:

The Company generates revenues from fixed income real-estate according to ASC 840 which derived from its buildings held through its subsidiaries in Switzerland (Rümlang and Geneva), Germany and Miami FL.

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

ASC 740 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The Company policy is to accrue interest and penalties related to unrecognized tax benefits in its tax expenses.

The Company believes that its tax positions are all highly certain of being upheld upon examination. As such, as of December 31, 2018 and 2017 the Company has not recorded a liability for uncertain tax positions.

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

The fair value was estimated at the date of grant using the Black-Scholes model. During 2018 and 2017 there were no new grants.

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
Swap instruments are measured at fair value under ASC 820 on a recurring basis as of December 31, 2018 and 2017.

t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

u.	Recently issued and adopted accounting pronouncements:

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 during the first quarter of 2018. The adoption of this new guidance had no material impact on the Company’s consolidated  balance sheets, statements of  operations and cash flows.

In January 2016, the FASB issued ASC 2016-01, Financial Instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those years. The ASU, among other targeted changes for financial assets and liabilities, requires equity investments with readily determinable fair values to be measured at fair value with changes recognized in net income. In accordance with ASU 2016-01, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issue.

The Company has equity investments in a privately-held company. This investment is recorded at cost reduced by any impairment write-downs plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, because it has no readily determinable fair values. The investment is included in investments in companies and associates in long term investments the accompanying balance sheets. The Company monitors the investment and if facts and circumstances indicate any observable price changes or that the investment may be

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

New accounting pronouncements not yet effective:

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset ("ROU") and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales- type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and the Company has adopted the standard on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The standard provides a number of optional practical expedients in transition. The Company is electing the ‘package of practical expedients’, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. To adopt this new standard, the Company has implemented changes to our existing systems and processes in conjunction with a review of existing vendor agreements. The Company expect adoption of the standard to have an immaterial impact on the Company's consolidated balance sheets which will result in the recognition of ROU assets and lease liabilities of approximately $436 to $528 at January 1, 2019. The most significant impact from recognition of ROU assets and lease liabilities relates to our office space. However, the Company do not anticipate that the adoption of this standard will have an immaterial impact on the operating expenses in our consolidated statements of operations since the expense recognition under this new standard will be similar to current practice. The Company's financial income (expenses), net will be impacted by the revaluation of the lease liabilities in non-USD denominated currencies.

Furthermore , the Company does not anticipiates the adoption of this standart will have immaterial impact in their revenue recognition.

In January 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total
Cost:

At January 1, 2017	$33,874	$186,829	$20,455	$(14,676)	$226,482
Additions	-	1,945	250	11,266	13,461

At December 31, 2017	33,874	188,774	20,705	(3,410)	239,943
Additions	-	2,056	708	(3,208)	(444)

At December 31, 2018	33,874	190,830	21,413	(6,618)	239,499

Accumulated depreciation:

At January 1, 2017	-	17,509	1,720	(437)	18,792
Depreciation charge for the year	-	3,696	394	335	4,425

At December 31, 2017	-	21,205	2,114	(102)	23,217
Depreciation charge for the year	-	3,931	392	(390)	3,933

At December 31, 2018	-	25,136	2,506	(492)	27,150

Real estate property, net:

At December 31, 2018	$33,874	$165,694	$18,907	$(6,126)	$212,349

At December 31, 2017	$33,874	$167,569	$18,591	$(3,308)	$216,726

Estimated depreciation expenses by years are as follows:

Year	Estimated depreciation expenses

2019	4,271
2020	4,271
2021	4,271
2022 and thereafter	165,662

$178,475

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	Above, below market value of in-place leases	Currency translation adjustment	Total
Cost:

At January 1, 2017	$1,524	$(82)	$1,442
Additions	-	55	55
Disposals	(315)	(31)	(346)

At December 31, 2017	1,209	(58)	1,151
Additions	-	-	-
Disposals	(1,062)	(12)	(1,074)

At December 31, 2018	147	(70)	77

Accumulated amortization:

At January 1, 2017	1,307	(110)	1,197
Amortization charge for the year	120	40	160
Disposals	(346)	-	(346)

At December 31, 2017	1,081	(70)	1,011
Amortization charge for the year	(6)	(7)	(13)
Disposals	(1,062)	-	(1,062)

At December 31, 2018	13	(77)	(64)

Other assets, net:

At December 31, 2018	$134	$7	$141

At December 31, 2017	$128	$12	$140

Intangible assets consist of lease contracts with tenants deriving from the purchase of a building complex in Geneva in 2011 and purchase of retail portfolio in Germany. See Note 1b(1).

Estimated amortization expenses by years are as follows:

Year	Estimated amortization expenses

2019	(19)
2020	-
2021	33
2022 and thereafter	127

$141

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2018	2017

Prepaid expenses	$32	$367
Income receivable	143	95
Others	145	44

	$320	$506

NOTE 6:-	LONG-TERM DEPOSITS

	December 31,
	2018	2017

Bonds deposit (1)	$1,755	$1,897
Restricted account (2)	320	519
SWAP (3)	313	986
Other	89	81

	$2,477	$3,483

(1)	Bonds deposit of one payment of principal and interest reserves. See Note 10.
(2)	Restricted amount of $ 320 related to the hedging transaction, see details (3) below.
(3)
Hedging of cross currency interest rate swap transaction for the total amount of approximately NIS 34,200 at fixed interest rate of 6.7% in exchange for approximately $ 8,700 at fixed interest rate of 7.95% with semi-annually payments commencing on June 2016 through December 2021, the termination date. As of December 31, 2018 the hedging amount is $ 4,357.

NOTE 7:-	INVESTMENTS IN COMPANIES AND ASSOCIATES

a.
On October 12, 2012, the Company acquired through its subsidiary beneficial interests in Two Penn Center Plaza in Philadelphia, Pennsylvania. This investment is accounted for using the equity method of accounting as the Company's indirect beneficial interest in Two Penn Center Plaza is 22.16% and therefore is considered to be more than minor.

	December 31,
	2018	2017

Invested in equity	$4,025	$4,025
Distributions	(1,087)	(672)
Accumulated net income (loss)	486	(84)

Total investment	$3,424	$3,269

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INVESTMENTS IN COMPANIES AND ASSOCIATES (Cont.)

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

	December 31,
	2018	2017

Invested in equity	$13,142	$13,142
Accumulated net loss	(6,189)	(2,855)

Total investment	$6,953	$10,287

d.	Investments in associates accounted for using the equity method of accounting:

Summarized data of the financial statements of associates, unadjusted to the Company's percentage of holdings: *)

	December 31,
	2018	2017

Assets	$346,267	$364,805
Liabilities	$451,914	$446,335
Income	$44,876	$41,546
Net loss	$(14,669)	$(13,206)

*)	The information presented does not include excess cost and goodwill.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2018	2017

Employees and payroll accruals	$193	$206
Accrued expenses	2,165	1,406
Government (mainly tax provision)	460	1,245
Advance tenants payments	649	684
Tenant security deposits	125	124
Trade payables	511	697

Total	$4,103	$4,362

NOTE 9:-        LONG-TERM LOANS

a.
On October 29, 2009, Optibase SARL received a mortgage loan (the "Loan") from a financial institution in Switzerland, in the amount of CHF 18,800 for the purpose of purchasing the real estate property located in Rümlang, Switzerland (the "Property"). The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins 0.8%. The financial institution may increase the margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The loans are repaid at a rate of CHF 376 per year. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2018, the Company met the required covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2019 (current maturity)	$382

Long-term portion:

2020	382
2021	382
2022	382
2023	382
Thereafter	13,747

Total	$15,275

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	LONG-TERM LOANS (Cont.)

b.
On October 2011, OPCTN and Eldista entered into a CHF 100,000 bank loan refinancing with Credit Suisse for the above mentioned loan. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins, the combined interest margins rate is 0.83%. The loans are repaid at a rate of CHF 2,000 per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2018, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2019 (current maturity)	$2,031

Long-term portion:

2020	2,031
2021	2,031
2022	2,031
2023	2,031
Thereafter	77,497

Total	$85,621

c.
Optibase Bavaria negotiated a loan agreement with a Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft ("DG HYP"), for the provision of a senior mortgage loan in the amount of up to Euro 21,000 of which the Company utilized Euro 20,474. The effective interest rate was closed at 2.15%. The loan is repaid in quarterly installments of EUR 105 each, up until April 30, 2020. The terms of the loan includes certain covenants, a debt service cover ratio requirement of between 130% and 110%, and a loan to value requirement of 70% in the first three years and 65% in the fourth and fifth years. As of December 31, 2018, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2019 (current maturity)	$480

Long-term portion:

2020	21,136

Total	$21,136

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-        LONG-TERM LOANS (Cont.)

d.
On July 8, 2015, the Company subsidiary, Optibase Inc., entered into a loan agreement with City National Bank of Florida (“CNB”) for a gross amount of $ 15,000 for the financing of 25 condominium units the Company owns in Miami and Miami Beach, Florida.  The loan is secured by a senior mortgage over the condominium units. The loan was taken for a term of three (3) years, with an interest rate of Libor 30-day-rate plus 2.65%. Interest is paid monthly commencing August 1, 2015, and the principal is reduced in six-month intervals beginning July 2016. On November 24, 2017 Optibase Inc., refinanced the loan.  Under the refinancing, the existing principle loan balance of $ 9,390 bears an interest rate of Libor 30- day rate plus 2.65% which may be increased to 30-day Libor plus 3.25% if Optibase Inc. or its subsidiary, fail to maintain depository accounts with totaling $ 1,500. The principal of the Loan is amortized on a monthly basis with principal payments of approximately $ 19 per month plus accrued interest until the loan matures on July 8, 2020 when all remaining principal and interest become due and payable. The securities for the Loan include a restricted cash deposit of approximately $ 300. As of December 31, 2018 Loan issuance costs of $ 110 reported in the balance sheet as a direct deduction from the gross amount of the loan and are amortized in accordance with the loan payments. The covenants under the new financing agreement are substantially the same as under the previous loan agreement. As of December 31, 2018, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2019 (current maturity)	$228

Long-term portion:

2020	$8,774

e.	For information regarding a loan received from the controlling shareholder, see note 17b(5).

NOTE 10:-	LONG-TERM BONDS

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

Debt issuance costs of $ 384 reported in the balance sheet as a direct deduction from the gross amount of the bonds according to Accounting Standards Update, or ASU, 2015-03 issued by the Financial Accounting Standards Board In April 2015. The Company elected to adopt this standard early, effective August 10, 2015. The debt issuance costs are amortized in accordance with the bonds payments.  As of December 31, 2018 the unamortized amount of the debt issuance costs is $ 102. The Company is required to meet certain covenants under this bonds. As of December 31, 2018, the Company met these covenants.

Maturities of the bonds by years are as follows:

Year ended December 31,

2019 (current maturity)	$2,667

Long-term portion:

2020	2,667
2021	2,572

Total	$5,239

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries facilities leased and motor vehicles leased under several operating lease agreements for different periods ending in 2020.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2019	$141
2020	110
2021	33

Total	$284

b.	Assets pledged as collateral:

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

The Company was obligated to pay royalties to the Israel Innovation Authority ("IIA"), in the amount of 3%-3.5% of the sales recorded from products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company was undergoing an audit by the IIA for royalties paid before the sale of the Company's Video business. As of December 31, 2018, the Company has sufficient provisions to cover the expected outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations as the Company has no further obligation to pay royalties on revenues generated by the Video Activity subsequent to its sale.

d.
In June 2017, Aberdeen Associates LLC, a Delaware limited liability company, extended a $7,000, 5-year fixed-rate loan facility (the “Loan Facility”) to the Company’s subsidiary, Optibase Inc. secured by a pledge of 100% of its membership interest in Optibase Chicago 300, LLC. The Loan Facility will bear interest at an annual rate of 5% of the amount drawn, and is compounded and paid quarterly until the maturity on June 1, 2022. As of December 31, 2018, the Company has not drawn down any funds under the Loan Facility.

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

The first cross-examination hearing was held on October 31, 2017, and additional hearings were held on November 19, 2017, December 5, 2017, February 25, 2018, October 7, 2018, December 2, 2018 and December 18, 2018.

The summaries submission of the Company is scheduled for March 31, 2019, and of the Applicants is scheduled for April 15, 2019.

At this stage the Company cannot provide an assessment as to the chances of the claim and the exposure to the Company.

2.
On March 6, 2019, the Company has  notified that Swiss Pro Capital Limited, a company organized under the laws of Switzerland, has filed a legal claim against the Company's subsidiaries, Optibase RE 1 s.a.r.l and Optibase Real Estate Europe SARL pursuant to which Swiss Pro mainly demands the exercise of a granted option to purchase 20% of the shares of Optibase RE 1 s.a.r.l, the owner of the Rümlang property, or the Option, in connection with an option agreement between Swiss Pro and the Company's subsidiaries, dated March 1, 2010, or the Agreement.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

            Swiss Pro alleges that by calculating the formula under the Agreement, the exercise price of the Option is zero, and as such Swiss Pro claims that it holds 20% of the shares of Optibase RE 1 s.a.r.l. as of May 25, 2016, the date on which Swiss Pro has informed the Company's subsidiaries about the exercise of the Option. In addition, Swiss Pro alleges that the Company's subsidiaries be ordered to carry out the actions required for the allotment of the exercisable shares, and demands that Optibase Real Estate Europe SARL be ordered to pay Swiss Pro an amount of CHF 450 for additional charges made since the exercise of the Option and its alleged stake in the cash held by Optibase RE 1 s.a.r.l.

 The filing of the legal claim was preceded by an exchange of letters between Swiss Pro and the Company during 2015 and 2016 in connection with Swiss Pro's claim for the exercise of the Option. The Company has responded to the allegations then raised by Swiss Pro and rejected them all (see the disclosure of such exchange of letters in its annual reports on Form 20-F for the years 2015 through 2017). The Company maintain its rejection of Swiss Pro's allegations and believe the legal claim to be without merits.

3.
On April 16, 2015, the Company's subsidiary Eldista GmbH, filed a claim to the court in Switzerland in an amount of CHF 961 due to damages and unpaid amounts from a specific tenant. Shortly thereafter, the tenant filed a counterclaim against Eldista GmbH in an amount of CHF 157 for damages allegedly caused to it. The court suggested the parties to transfer to mediation proceedings which failed. The court handed down a partial judgment on 31, October 2016, dismissing Eldista GmbH's claim (though it had not yet examined the issue of the damages). Eldista GmbH filed an appeal against the judgment, but it was dismissed on June 12, 2017. On May 2, 2018, the court ruled that the damages owned to the tenant shall amount to approximately CHF 53 plus interest 5% as of June 4, 2014. An appeal has been filed and is currently pending before the supreme court. Should the supreme court confirm the first judgment, Eldista GmbH will most likely have a counterclaim against the former real estate agency that was managing the CTN Complex, although there is also a possibility that a judge would consider that the latter committed no breach or that only a portion of the damage can be recovered by the agency.

At this stage, the Company cannot assess whether the supreme court will receive or dismiss the appeal.

4.
On March 1 2017, the Company's subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or LEM, regarding the deposit of the monthly rent for March 2017 amounting to approximately CHF 279  vat inclusive with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. LEM claims that there are serious defects affecting the rented premises, which merit LEM with a reimbursement of approximately CHF 2,400 ((excluding VAT) as well as approximately CHF 69 as indemnification for consequential damages for the years 2014 and 2015. LEM also reserves its claims regarding damages suffered before year 2014.

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

Based on LEM’s submissions filed during the first hearing before the court, LEM is requesting a 20% rent reduction amounting to a capital amount of CHF 3,094for the period starting from  February 1, 2012, until June 30, 2017, with 5% moratory interest per year starting from October 23, 2017, corresponding to approximately CHF 154 per year, based on the various defects allegedly affecting the rented premises. In addition, LEM is claiming for related damages an amount of approximately CHF 168, subject to amplification, with 5% moratory interest per year starting from October 23, 2017. LEM’s claim for rent reduction was reduced to 10% from July 1, 2017, until repair of the alleged defects or entry into force of the judgment, that is to say a capital amount of approximately CHF 286 if considered from July 1, 2017, until June 31, 2018. LEM further demands to be reserved the right to claim the reimbursement of overpaid ancillary fees. A first hearing took place on June 26, 2018, before the first instance court for lease matters, and a second hearing took place on November 7, 2018. The next hearing (personal appearance of the parties and witness hearing) could be appointed by the court, which is not likely to happen before end of March 2019, or even after Easter, depending on the agenda of the court.

As of December 31, 2018, the Company has sufficient provisions to cover the expected outcome of this claim.

NOTE 12:-     FAIR VALUE MEASUREMENTS

a.	Recurring fair value measurements:

The fair value of the interest rate swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using interest rate pricing models and observable inputs.

As of December 31, 2018 and 2017, the Company has an interest rate swap agreements for Optibase Bavaria loan. The fair value of the interest rate swap consisted of a liability of $ 206 and $ 294, respectively, is included in long-term liabilities, and the net unrealized income on the Company interest rate swap is included in accumulated other comprehensive loss.

The fair value of the currency swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using currency rate pricing models and observable inputs.

As of December 31, 2018 and  2017, the Company has a currency rate swap agreements for Optibase Series A bonds. The fair value of the currency rate swap consisted of an assets of $ 313 and $ 986, respectively.

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
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "TCJA").  The TCJA makes broad and complex changes to the Code. The changes include, but are not limited to:

1.	A corporate income federal tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017 ("Rate Reduction");
2.
The transition of U.S international taxation from a worldwide tax system to a territorial system by providing a 100 percent deduction to an eligible U.S. shareholder on foreign sourced dividends received from a foreign subsidiary;

3.	A one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017; and
4.
Taxation of GILTI earned by foreign subsidiaries beginning after December 31, 2017. The Global Intangible Low-Taxed Icome GILTI tax imposes a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allowed the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As a result, a provisional estimate of the effect of the Tax Act was recorded in the 2017 financial statements. During the preparation of the 2018 income tax provision, the analysis was completed and no additional adjustments were recorded.

b.	Corporate tax rates:

Israeli companies are generally subject to corporate tax on their taxable income. As of 2018, the corporate tax rate is 23% (in 2017 and 2016, the corporate tax rate was 24% and 25%, respectively).

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     TAXES ON INCOME (Cont.)

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States may be subject to the following statutory federal (approximate) tax rates:

	Year ended December 31,
	2018	2017	2016

Luxemburg	29%	29%	29%
Switzerland	24%	24%	24%
United States	21%	34%	34%
Germany	16%	16%	16%

c.	Tax assessments:

The Company has final tax assessments through the tax year 2013.

d.	Deferred tax assets and liabilities:

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

Significant components of the Company and its subsidiary deferred tax assets are as follows:

	December 31,
	2018	2017
Deferred tax assets:
Net Operating losses	$25,892	$24,972
Lease provision	1,472	1,511
Other	196	203

Deferred tax assets	27,560	26,686

Deferred tax liabilities:
Land	(5,362)	(5,408)
Building	(10,058)	(10,344)
Other	(2,571)	(605)

Deferred tax liabilities	(17,991)	(16,357)

Valuation allowance	(23,321)	(24,371)

Deferred tax liabilities, net	$(13,752)	$(14,042)

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     TAXES ON INCOME (Cont.)

e.	Net operating losses carry-forward:

Through December 31, 2018, Optibase Ltd. had net operating losses carry-forward for tax purposes in Israel of approximately $ 61,000 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2018, Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 47,000 that can be carried forward and offset against taxable income for 20 years, no later than 2038. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S deferred tax assets.

f.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2018	2017	2016

Income before taxes as reported	$3,525	$4,451	$4,070

Theoretical tax benefit computed at the statutory rate 23%, 24% and 25% for the years 2018, 2017 and 2016, respectively	811	1,068	1,018
Income tax at rate other than the Ltd. statutory tax rate	52	(226)	(163)
Tax adjustments in respect of currency translation	2	33	86
Adjustment of deferred tax balances following a decrease in statuary tax rates	-	4,225	1,229
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	446	(3,600)	(638)
Taxes for previous years	47	(80)	-
Other non-deductible expenses	106	182	95

Income tax expense	$1,464	$1,602	$1,627

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Income before taxes on income consists of the following:

	Year ended December 31,
	2018	2017	2016

Domestic	$(2,515)	$(84)	$(1,239)
Foreign	6,040	4,535	5,309

	$3,525	$4,451	$4,070

g.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2018	2017	2016

Current	$1,637	$1,771	$1,801
Deferred	(173)	(169)	(174)

	$1,464	$1,602	$1,627

Domestic	$-	$-	$-
Foreign	1,464	1,602	1,627

	$1,464	$1,602	$1,627

h.	As of December 31, 2018, the total amount of gross unrecognized benefits was $560, none of which would have an impact on our effective tax rate, if recognized.

NOTE 14:-	SHAREHOLDERS' EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999 and on the Tel Aviv Stock Exchange Ltd. Since April 2015.

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

The total number of options available for future grants as of December 31, 2018 was 571,260.

A summary of the Company's stock option activity, and related information, is as follows:

	Year ended December 31, 2018
	Amount	Weighted average exercise price	Weighted average remaining contractual term (years)

Outstanding at the beginning of the year	62,000	$9.93	0.83
Granted	-
Forfeited	(60,000)	$10
Exercised	(2,000)	$7.97

Outstanding at the end of the year	-	-	-

Exercisable options at end of year	-	-	-

Options vested and expected to vest at end of year	-	-	-

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock value as of December 31, 2018 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2018. This amount may change based on the fair market value of the Company's stock. As of December 31, 2018 and 2017, the total intrinsic value of outstanding options was $ 0.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2018, the compensation cost related to options granted under the Company's stock option plans were fully recognized.

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

As of December 31, 2018 an aggregate sum of 235,790 ordinary shares has been reserved for issuance under the 2006 Plan, respectively.

A summary of the status of the entity's restricted shares as of December 31, 2018, and changes during the year ended December 31, 2018, is presented below:

Restricted shares	Shares	Weighted average grant date fair value

Non-vested at January 1, 2018	4,000	$7.47

Granted	-
Vested	(4,000)	$7.47

Non-vested at December 31, 2018	-	-

As of December 31, 2018, the compensation cost related to unvested share-based compensation arrangements granted to employees under the Plan were fully recognized.

d.	The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2018, 2017 and 2016, was comprised as follows:

	Year ended December 31,
	2018	2017	2016

General and administrative	-	15	60

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	FINANCIAL EXPENSES, NET

Financial income (expenses):

	Year ended December 31,
	2018	2017	2016

Interest	$(2,827)	$(3,143)	$(3,170)
Re-measurement of derivatives	(562)	616	22
Foreign currency translation adjustments	507	(565)	(218)
Other	-	323	-

	$(2,882)	$(2,769)	$(3,366)

NOTE 16:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company activity). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following present total revenues for the years ended December 31, 2018, 2017 and 2016 and real estate property as of December, 31, 2018, 2017 and 2016:

	2018		2017		2016
		Real estate		Real estate		Real estate
	Total revenues	property, net	Total revenues	property, net	Total revenues	property, net

Switzerland	$12,322	$162,706	$12,288	$165,981	$12,104	$160,089
Germany	3,261	30,736	3,268	32,152	3,338	28,864
United States	1,025	18,907	1,031	18,593	896	18,737

	$16,608	$212,349	$16,587	$216,726	$16,338	$207,690

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Controlling shareholders:

To the Company's knowledge there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company. To the best of The Company's knowledge, the Company's controlling shareholder, the Capri Family Foundation, holds approximately 73% of the Company's ordinary shares.

b.	Related party transactions:

1.
On December 19, 2013, and following the approval of the Company's audit committee, compensation committee, board of directors, and the Company's shareholders the Company approved the compensation terms of Mr. Shlomo (Tom) Wyler, for his service as Chief Executive Officer of the Company's subsidiary Optibase Inc. The yearly gross base salary will be $ 170 as well as reimbursement of health insurance expenses of up to $ 24 per year, and including reimbursement of reasonable work-related expenses incurred up to $ 50 per year. On May 16, 2016, following the approval by the Company's compensation committee, audit committee and board of directors, the Company's shareholders approved an amendment to Mr. Wyler's compensation terms in a manner that Mr. Wyler's annual gross base salary shall be $ 200 for a full time position, as of January 1, 2016, as well as reimbursement of health insurance expenses of up to $ 24 per year, and including reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $ 50 per year. On February 14, 2019, following the approval by the Company's compensation committee, audit committee and board of directors, the Company's shareholders approved an extension for a 3 year term, of the engagement with Mr. Wyler's, including an adjustment to his compensation terms, in a manner that Mr. Wyler's annual gross base salary was set at $220,000 for a full time position, as of January 1, 2019.

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

3.
On October 22, 2014, following the approval by the Company's audit committee and board of directors the Company's shareholders approved the entrance into a registration rights agreement with Mr. Shlomo (Tom) Wyler and Capri, for the filing of a registration statement in order to register for resale all of the Company's Ordinary shares held by them. As of December 31, 2018 registration has not been implemented yet.

4.
On December 29, 2016, the Company's shareholders approved, following the approval by the Company's audit committee and board of directors, a new lease agreement to be entered into with an affiliate of Capri, or the Tenant. The new lease will be in effect for a one-year term commencing on January 2, 2017, which will be automatically extended by a one-year term and up to a total of three years. The Tenant may decide not to extend the New Lease provided that it has given notice to that effect to the Company at least 45 days before the end of each year. The monthly rent to be paid by the Tenant to the Company is $ 25, including sales tax. The Rent will be increased by 3% every year.

5.
In March 2017, the Company's audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $ 5,118 loan, (the "Loan"), from the Company's controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. In May 2018, the parties entered into an amendment to the Loan's agreement, under which the Company reapid the Company's controlling shareholder $2.5 million on account of the Loan's account. The repayment by the Company of the remaining Loan's amount of approximately $2.6 million has been postponed from April 1, 2019 to April 1, 2020, however, the Company may prepay the Loan prior to such date at its sole discretion without any penalty. The loan was recognized at fair value to reflect its interest beneficiary terms at the date of the transaction. The difference between the fair value and the loan principal, in the amount of $ 372 is reported as a reserve from transaction with controlling shareholder in the balance sheet. As of December 31, 2018 an amount of $ 133 was recorded as a finance expense and an amount of $ 142 is reported in the balance sheet as a direct deduction from the gross amount of the loan and will be amortized throughout the duration of the loan.

6.
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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SUBSEQUENT EVENTS

On March 6, 2019, the Company has notified that Swiss Pro Capital Limited, a company organized under the laws of Switzerland, has filed a legal claim against the Company subsidiaries, Optibase RE 1 s.a.r.l and Optibase Real Estate Europe SARL pursuant to which Swiss Pro mainly demands the exercise of a granted option to purchase 20% of the shares of Optibase RE 1 s.a.r.l, the owner of the Rümlang property, or the Option, in connection with an option agreement between Swiss Pro and the Company subsidiaries, dated March 1, 2010. (for further details see Note 11e(2)).

300 RIVER HOLDINGS, LLC
 (a Delaware limited liability company)

CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2018

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)
Contents
Page
Consolidated Financial Statements
Report of Independent Certified Public Accountant	F - 45
Consolidated balance sheets as of December 31, 2018 and 2017	F - 46
Consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016	F - 47
Consolidated statements of members’ deficit for the years ended December 31, 2018, 2017 and 2016	F - 48
Consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016	F - 49
Notes to consolidated financial statements	F - 50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
300 River Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 300 River Holdings LLC (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of operations, members' deficit, and cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company's financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ EISNERAMPER LLP

We have served as the Company's auditor since 2011.

New York, New York
March 28, 2019

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Balance Sheets

	December 31, 2018	December 31, 2017
ASSETS
Real estate, net of accumulated depreciation	$215,113,786	$205,954,819
Cash	6,078,386	1,600,282
Segregated cash and other escrows	29,707,831	60,021,513
In-place and other lease values, net of accumulated amortization of	710,354	1,415,721
$38,752,061 and $38,046,694, respectively.
Tenant account receivable
Current	309,695	735,524
Unbilled straight-line rent	10,657,818	9,020,360
Prepaid expenses and other assets	116,622	260,315
Deferred leasing costs, net of accumulated amortization of
$6,496,670 and $4,681,639, respectively.	20,375,889	17,459,273

	$283,070,381	$296,467,807

LIABILITIES AND MEMBERS' DEFICIT
Lease financing obligation, less unamortized value of deferred lease financing costs of $8,874,841 and $8,968,193, including accrued
interest of $2,866,379 and $2,088,884, respectively.	$213,991,538	$213,120,691

Mortgage payable, net of unamortized deferred financing costs of	172,605,897	171,943,695
$2,394,103 and $3,056,305, respectively
Notes payable	3,200,000	-
Accounts payable, accrued expenses and other liabilities	8,014,555	6,316,762
Below market lease values, net of accumulated amortization of
$47,043,159 and $46,526,230, respectively	1,334,038	1,850,967

	399,146,028	393,232,115

Members' deficit	(116,075,647)	(96,764,308)

	$283,070,381	$296,467,807

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Operations
For The Years Ended December 31,

	2018	2017	2016
Revenue:
Base rent	$19,912,661	$16,356,447	$15,379,671
Escalation and other income	12,429,451	12,268,628	15,012,537
Amortization of aquired below market leases	516,929	520,668	3,288,769

	32,859,041	29,145,743	33,680,977

Expenses:
Depreciation and amortization	12,375,251	9,974,917	11,391,330
Operating expenses	12,844,531	11,923,628	13,360,786
Real estate taxes	4,188,424	6,275,477	5,680,623
Management fees	1,068,504	796,197	1,067,626

	30,476,710	28,970,219	31,500,365

Operating income	2,382,331	175,524	2,180,612

Interest including amortization of deferred financing costs of $755,554, $93,350, and $93,350, respectively and related party interest of $14,729, $3,693,394, and $3,129,229 respectively.	(21,682,362)	(17,688,251)	(13,914,762)

Net loss	$(19,300,031)	$(17,512,727)	$(11,734,150)

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Members' Deficit

Balance – December 31, 2015	$(67,430,037)
Net loss	(11,734,150)
Distributions	(190,600)
Balance - December 31, 2016	(79,354,787)
Net loss	(17,512,727)
Contributions	103,206
Balance - December 31, 2017	(96,764,308)
Net loss	(19,300,031)
Distributions	(11,308)

Balance - December 31, 2018	$(116,075,647)

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2018	2017	2016
Cash flows from operating activities:
Net loss	$(19,300,031)	$(17,512,727)	$(11,734,150)
Adjustments to reconcile net loss
to net cash used in operating activities:
Depreciation and amortization	13,130,805	10,068,269	11,484,680
Amortization of below market leases	(516,929)	(520,668)	(3,288,769)
Accrued interest on notes payable	14,729	-	2,400,000
Unbilled straight-line rental income	(1,637,458)	(3,412,660)	(680,417)
Lease financing obligation	777,495	748,099	725,980
Bad debt expense	-	-	743,308
Changes in assets and liabilities:
Tenant accounts receivable	425,829	(391,942)	367,208
Prepaid expenses and other assets	143,693	956,073	(834,808)
Accounts payable, accrued expenses and other liabilities	(369,200)	(2,390,516)	751,244

Net cash used in operating activities	(7,331,067)	(12,456,072)	(65,724)

Cash flows from investing activities:
Additions to leasing costs	(4,466,356)	(4,435,230)	(4,750,682)
Additions to real estate	(17,226,847)	(31,538,381)	(5,136,943)

Net cash used in investing activities	(21,693,203)	(35,973,611)	(9,887,625)

Cash flows from financing activities:
Proceeds from notes payable	3,200,000	26,600,000	15,000,000
Repayment of notes payable	-	(101,600,000)	-
Proceeds from mortgage payable	-	175,000,000	-
Additions to financing costs	-	(3,056,305)	-
Distributions to members	(11,308)	-	(190,600)
Contributions by members	-	103,206	-

Net cash provided by financing activities	3,188,692	97,046,901	14,809,400

(Decrease) increase in cash, cash equivalents, and escrows	(25,835,578)	48,617,218	4,856,051
Cash, cash equivalents and escrows at beginning of period	61,621,795	13,004,577	8,148,526

Cash, cash equivalents and escrows at end of period	$35,786,217	$61,621,795	$13,004,577

Supplemental disclosures of cash flow information:
Interest paid	$20,133,281	$19,299,760	$11,421,412

Supplemental disclosures of noncash investing activities:
Accrued additions to real estate	$2,649,609	$862,636	$-
Accrued additions to leasing costs	$557,636	$292,345	$1,183,174

The following table provides a reconciliation of cash, cash equivalents and escrows reported within the balance sheet:

	December 31, 2018	December 31, 2017	December 31, 2016
Cash and cash equivalents	$6,078,386	$1,600,282	$1,159,374
Segregated cash and other escrows	29,707,831	60,021,513	11,845,203
Total cash, cash equivalents and escrows shown in the statement of cash flows	$35,786,217	$61,621,795	$13,004,577

Amounts included in segregated cash and other escrows as of December 31, 2018 and 2017 represent tenant security deposits, cash received through the Company's lockbox account and monies required to be set aside by the Mortgagee in connection with the Mortgage note payable. Amounts included in segregated cash and other escrows as of December 31, 2016 represent tenant’s security deposits, cash received through the Company's lockbox bank account, monies set aside by ownership for certain annual expenses and monies required to be set aside by various contractual agreements which were released during 2017.

See notes to consolidated financial statements

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2018, 2017 and 2016

NOTE A - ORGANIZATION

300 River Holdings, LLC, a Delaware limited liability company ("Holdings"), was formed on September 21, 2010 between 300 River Plaza One LLC (the "70% Member") and WKEM Riverside Member LLC (the "Original 30% Member") (collectively, the “Original Members").

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

In a transaction accounted for as a purchase business combination (see Note B[6]) on December 29, 2010 (the "Closing Date"), the Building LLC acquired the Property and South Riverside (the “Rights LLC”) acquired the related land, which was then leased to Building LLC for $190 million, including the assumption of the existing mortgage notes on the land of approximately $24 million. The Company incurred closing costs of approximately $3.1 million in connection with this transaction, which were expensed.

On February 10, 2015 (the "Sale Date"), the Company through Rights LLC, it’s wholly owned subsidiary, sold the Property for $220 million and simultaneously re- leased the Property (See Note F with respect to the accounting for this transaction as a financing).

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
Notes to Consolidated Financial Statements December 31, 2018, 2017 and 2016

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

Deferred costs consist of fees and costs incurred to obtain the finance lease and to obtain the mortgage payable. Such costs are being amortized on the straight-line basis over the term of the lease (99 years) and the mortgage (5 years).  Such amortization is included in interest expense in the accompanying consolidated statement of operations.

Deferred leasing commissions and deferred leasing costs incurred prior to January 1, 2018 are being amortized using the straight-line method over the terms of the related leases.  Such amortization is included in depreciation and amortization in the accompanying consolidated statement of operations.

[5]	Real estate:

Real estate is carried at cost. The building, building improvements and site improvements are being depreciated on the straight-line basis over an estimated useful life of 40 years.  Tenant Improvements are being depreciated on the straight-line basis over the life of the associated tenant lease.  Machinery and Equipment are being depreciated on the straight-line basis over an estimated useful life of 5 years.  The leasehold interest in the platform on which the building sits is being amortized over the life of the lease (99 years).

In accordance with Accounting Standards Codification ("ASC") Topic 360, the Real Estate is evaluated for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the estimated future cash flows of the Real Estate are compared, on an undiscounted basis, to its carrying value. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment write-down is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow analysis or an income capitalization model. There were no indications of impairment for the year ended December 31, 2018.

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
Notes to Consolidated Financial Statements December 31, 2018, 2017 and 2016

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

In accordance with the provisions of ASC 740-10-05, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated whether it has any uncertain tax positions and has determined that there are none that would materially impact the financial position of the Company.

[9]	Debt issuance costs:

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2015-03, Interest-Imputation of Interest (Subtopic 835-30): which requires that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

Debt issuance costs are amortized to interest expense over the term of the related debt.

[10]	Subsequent events:

Management has evaluated events occurring through March 28, 2019, the date the financial statements were available for issuance.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2018, 2017 and 2016

NOTE C – RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" (the "Revenue Standard") which, as amended, is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2017.  The Revenue Standard outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customer.  In February 2016, the FASB issued ASU 2016-02, "Leases" (the "Leasing Standard"), which is effective for fiscal years and interim periods within those years beginning after December 15, 2018 and requires a modified retrospective approach to adoption. The effect of the Revenue Standard on real estate entities is not applicable until the Leasing Standard is adopted by the Company.  The Leasing Standard was amended by ASU 2018-11, "Targeted Improvements" (the "Practical Expedient Amendment") in July of 2018 by allowing lessors to elect to combine lease and associated nonlease components, by classes of underlying asset, in contracts meeting certain criteria.  The Company adopted the Revenue Standard effective January 1, 2018.  The Company adopted the Leasing Standard and applied the Leasing standard, including the Practical Expedient Amendment, retroactively to January 1, 2018.  The adoption of the Revenue and Leasing Standards, including the Practical Expedient Amendment, did not have a significant impact on the consolidated financial statements and footnote disclosures.  The only future impact on the Company will be to substantially limit the lease acquisition costs that the Company may capitalize to direct brokerage commissions incurred upon execution of a lease.

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

In January 2017, the FASB issued ASU 2017-01, "Business Combinations: Clarifying the Definition of a Business" (ASU 2017-01), which amends guidance that assists preparers in evaluating whether a transaction will be accounted for as an acquisition of an asset or a business, likely resulting in more acquisitions being accounted for as asset acquisitions.  There are certain differences in accounting under these models, including the capitalization of transaction expenses and application of a cost accumulation model in an asset acquisition.  The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those periods with early adoption permitted for certain transactions.  The Company adopted ASU 2017-01 effective January 1, 2018 and it did not have a significant impact on its consolidated financials statements and footnote disclosures and will not unless the Company acquires property.

NOTE D - REAL ESTATE

As of December 31, 2018 and 2017 the Company's real estate consisted of the following:

	December 31,
	2018	2017

Leasehold interest	$25,310,232	$25,310,232
Building and improvements	175,272,024	171,427,267
Tenant improvements	79,497,251	64,328,188
Equipment	1,729,420	1,729,420

	281,808,927	262,795,107

Less: accumulated depreciation	(66,695,141)	(56,840,288)

	$215,113,786	$205,954,819

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2018, 2017 and 2016

NOTE E - DEFERRED LEASING COSTS AND OTHER LEASE INTANGIBLES

As of December 31, 2018 and 2017, the Company's deferred leasing costs consisted of the following:

	December 31,
	2018	2017

In-place and other lease intangibles	$39,462,415	$39,462,415

Less: accumulated amortization	(38,752,061)	(38,046,694)

	$710,354	$1,415,721

	December 31,
	2018	2017

Below market lease values	$(48,377,197)	$(48,377,197)

Less: accumulated amortization	47,043,159	46,526,230

	$(1,334,038)	$(1,850,967)

Amortization for the next five years is as follows:

Year Ending December 31, 2018	In-Place and Other Lease Intangibles	Below Market Value Leases
2019	486,843	(495,931)
2020	116,257	(274,517)
2021	44,484	(233,748)
2022	44,484	(233,748)
2023	18,286	(96,094)

NOTE F - LEASE FINANCING OBLIGATION

On February 10, 2015 (the "Sale Date"), the Company sold the Property for $220,000,000 (the "Obligation Principal") and simultaneously entered into a related lease (the “Lease”) through February 2114 (the "Maturity Date"). The Lease requires minimum monthly payments aggregating $9,900,000 annually (the "Lease Payment") until the Maturity Date. Commencing February 2015, the Lease Payment shall be increased by an amount calculated by a formula, as provided in the lease agreement, which is based on the increase in CPI subject to a cap in certain years plus an additional $500,000 annual increase every tenth year. The proceeds of the sale were used to pay the then existing mortgage debt and accrued interest thereon with the balance distributed to the Members.

In accordance with ASC Topic 840, the sale of the Property was not recognized, accordingly, the Lease has been treated as a financing transaction for financial reporting purposes.  Upon closing of the transaction, the Company recorded a lease financing obligation in the amount of the Obligation Principal, net of the related costs of the transaction (approximately $9,242,000).  The minimum payments provided under the financing obligation results in an effective interest rate of 4.81% thru January 31, 2016, 4.84% thru January 31, 2017, 4.92% thru January 31, 2018, 5.02% thru January 31, 2019 and 5.11% thereafter, as a result of the change in CPI creating an increased minimum rent payment.  Given the current effective rate of 5.02% on the obligation, annual interest expense is expected to exceed the payment requirements through approximately the 40th anniversary of the Lease.  For the years ended December 31, 2018, 2017 and 2016 the required minimum rent payments made by the Company were approximately $10,376,000, $10,162,000, and $9,966,000 respectively.  Total interest expense for the lease financing obligation for the years ended December 31, 2018, 2017 and 2016 was approximately $11,153,000, $10,910,000, and $10,692,000 respectively.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2018, 2017 and 2016

NOTE G – MORTGAGE PAYABLE

	December 31,
	Rate		2018	2017
A-Note	4.61	%*	$100,000,000	$100,000,000
B-Note	5.80	%*	50,000,000	50,000,000
Mezz Note	8.46	%*	25,000,000	25,000,000
			175,000,000	175,000,000

Less: unamortized debt issuance costs			(2,394,103)	(3,056,305)
			$172,605,897	$171,943,695

              *   The weighted average interest rate for the notes is 5.50% per annum

[1]       Senior notes:

On November 20, 2017 (the "Mortgage Closing Date"), the Building LLC (the "Senior Borrower") entered into a loan agreement (the "Senior Note Agreement") with unrelated lenders (the "Senior Lenders") to borrow a principal amount of $150,000,000 (the "Senior Notes").

The Senior Notes, which are collateralized by the building and an assignment of its rent and leases, mature on November 6, 2022 (the "Mortgage Maturity Date"), at which time the entire principal is due and payable. The Senior Notes require monthly payments of interest only equal to the rates reflected above per annum (based on a 360-day year) until the Maturity Date.  The Senior Notes are also jointly and severally guaranteed by individuals affiliated with the Members.

On the Mortgage Closing Date, pursuant to the Senior Note Agreement, the Senior Borrower deposited into escrow reserve accounts approximately (i) $16,700,000 for a tenant improvement and leasing commission reserve, (ii) $10,623,000 for a master lease reserve, (iii) $10,358,000 for a free rent reserve, (iv) $19,372,000 for unfunded obligations related to lease in place at the Mortgage Closing Date, (v) $2,142,000 in real estate tax funds, (vi) $266,000 in insurance funds, (vii) $848,000 in ground rent funds and (viii) $150,000 in maintenance funds.  Release of escrow funds for approved expenditures require the approval of the lender. The Borrower is also required to deposit funds on a monthly basis into escrow accounts for real estate taxes and insurance. At December 31, 2018 and 2017 the total balance of these accounts was approximately $27,968,000 and $57,662,000, respectively.

The Company can prepay the Senior Notes without penalty following the fourth anniversary of the Mortgage Closing Date.

Under the Senior Note Agreement, the Company is required to deposit all rental revenue received into a restricted account, which is under the Lender's control. At December 31, 2018 and 2017 the balance of this account was approximately $1,740,000 and $2,409,000, respectively.

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

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2018, 2017 and 2016

NOTE H – NOTES PAYABLE

[1]        Notes Payable - related party:

On the Interest Transfer Date, the Company issued notes to the 70% Member and the Original 30% Member in the principal amounts of $42,000,000 and $18,000,000, respectively. The notes provided for interest ranging from 4% to 12% per annum through maturity in December 2022. Principal and interest were payable from available cash flow, as provided in the Company's operating agreement.  The notes were repaid on the Mortgage Closing Date with the funds received from the mortgage.  Total interest expense for the notes payable-related party for the years ended December 31, 2018, 2017 and 2016 was approximately $0 and $2,169,000, and $2,400,000 respectively.

[2]       Notes Payable:

During 2016 and 2017, the Company issued notes in the amount of $41,600,000, $17,950,000 of which were to members and affiliates of the Company.  The notes provided for interest at 12 % per annum. Principal and interest were payable from available cash flow, provided for in the Company's operating agreement.  The notes issued during 2016 and 2017 were paid off on the Mortgage Closing Date with the funds received from the mortgage.

During 2018, the Company issued notes in the amount of $3,200,000 to members and affiliates of the Company.  The notes provided for interest at 12% per annum through maturity in November 2020.  Principal and interest were payable from available cash flow, as provided in the Company's operating agreement.  Total interest expense for the notes payable was approximately $15,000, $3,397,000, and $729,000 in 2018, 2017 and 2016, of which approximately $15,000, $1,524,000, and $491,000 was with members and affiliates of the Company, respectively.

NOTE I - TENANT LEASES

[1]
Space in the Property is leased to various tenants under operating leases which generally provide for renewal options and additional rentals based on increases in real estate taxes and certain operating expenses.

[2]
Base rent from the two largest tenants in the Property (who collectively occupy approximately 25% of the building's rentable square footage during 2018) accounted for approximately 36% of the building's base rental income for the year ended December 31, 2018.  The leases with such tenants expire from April of 2026 through June of 2031.  For the year ended December 31, 2017, base rent from the five largest tenants in the Property (who collectively occupied approximately 45% of the building's rentable square footage during 2017) accounted for approximately 69% of the building's base rental income.  For the year ended December 31, 2016, base rent from the two largest tenants in the Property (who collectively occupied approximately 55% of the building's rentable square footage during 2016) accounted for approximately 44% of the building's base rental income.

[3]	As of December 31, 2018, future minimum rentals under the Company's operating leases with its tenants, for the next five years and thereafter are approximately as follows:

Total
2019	$20,189,000
2020	23,105,000
2021	23,554,000
2022	23,868,000
2023	23,211,000
Thereafter	126,592,000
$240,519,000

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2018, 2017 and 2016

NOTE J - RELATED PARTY TRANSACTIONS

During the years ended December, 31, 2018, 2017 and 2016 the Property was managed by an affiliate of the Member (the “Manager”), pursuant to the annual management agreement, which renews automatically unless terminated by either party, for 3.5% of gross revenue as defined in the annual management agreement.  The Company incurred approximately $1,068,000, $796,000, and $1,068,000 for the year ended December 31, 2018, 2017 and 2016 respectively, of the property management fees with the Manager.

An affiliated party (the “Affiliate”) acting in a professional capacity provided legal services to the Property, for which the Affiliate was paid $133,000, $96,000, and $96,000 for the years ended December, 31, 2018, 2017 and 2016 respectively.  In addition, affiliates of the Managing member were paid approximately $240,000, $201,000, $235,000 for the years ended December, 31, 2018, 2017 and 2016, respectively.  These amounts are included in legal and professional fees.

Advances from affiliates represent operating expenses on behalf of the Company by and affiliate.  Such balances are non-interest bearing and are due on demand.

Pursuant to an informal arrangement the Company incurred approximately $650,000, annually, to a related entity for the estimated maintenance costs of the plenum located in the Property and under the Property subject to adjustment for out of pocket expenses incurred directly by the Company. During the year ended December 31, 2017, the Company was reimbursed approximately $1,000,000 from a related entity for the maintenance costs relating to the plenum for expenses incurred in prior periods. Approximately $100,000 of this amount is included in Accounts payable, accrued expenses and other liabilities as of December 31, 2017 on the accompanying consolidated balance sheets, representing the estimated amount of common area maintenance that may be due to tenants. The balance was recorded as a reduction of repairs and maintenance which is included in operating expenses on the consolidated statement of operations. For the years ended December 31, 2018, 2017 and 2016 the net effect of the transactions between the Company and the related entity were approximately ($425,000), ($260,000) and $1,300,000 respectively, which are included in operating expenses on the consolidated statement of operations. As of December 31, 2018 and 2017, the Company has recorded receivables of approximately $41,000 and $452,000 representing maintenance costs incurred by the Company related to the plenum due to the related entity, which are included in tenant accounts receivable - current on the consolidated balance sheet.

On December 20, 2018 a non-related party was contracted to assume all responsibilities previously held with the related entity for the estimated maintenance costs of the plenum located in the Property and under the Property subject to an adjustment for out of pocket expenses incurred directly by the Company.

NOTE K – SUBSEQUENT EVENTS

Through March 28, 2019 the Company borrowed $3,800,000 evidenced by notes of which $3,280,000 was borrowed from members and affiliates of the Company under substantially the same terms as described in Note H[2].

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 28, 2019	OPTIBASE LTD.

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

4.18
Loan Agreement between Optibase Real Estate Miami, LLC and City National Bank of Florida, dated July 1, 2015 as amended on November 17, 2017 (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017).

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

4.23*	Compensation Policy of Optibase Ltd.
6.1
Form of Letter of Indemnification between Optibase, Ltd. and its directors and officers, as Amended on December 21, 2017 (incorporated by reference to Exhibit 6.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017).

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
101*
The following financial information from Optibase Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2018 and 2017; (ii) Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and (vi) Notes to Consolidated Financial Statements.

* Filed herewith