Form 20-F
period 2019-12-31
OPTIBASE LTD
filed 2020-04-01
CIK 1077618

As filed with the Securities and Exchange Commission on April 1, 2020

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
Herzliya 4672559, Israel

(Name, Telephone, E-Mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.065 per share (2)	OBAS	Nasdaq Global Market

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

ITEM 3. KEY INFORMATION

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2017, 2018, and 2019 and consolidated balance sheet data as of December 31, 2018 and 2019 from the audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and audited by our independent registered public accounting firm. We derived the consolidated statement of operations data for the years ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015, 2016 and 2017 from audited consolidated financial statements that are not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the financial statements, and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2015	2016	2017	2018	2019
Consolidated Statement of Operations Data:	(U.S. dollars in thousands, except per share data)

Fixed income from real estate rent	$15,273	$16,338	$16,587	$16,608	$16,144

Costs and expenses:
Cost of real estate operation	2,958	3,159	3,057	2,991	2,948
Real estate depreciation and amortization	3,925	4,244	4,209	4,317	4,321
General and Administrative	1,849	2,615	2,698	3,500	3,047
Other operating costs	2,352	-	-	-	-
Total costs and expenses	11,084	10,018	9,964	10,808	10,316
Gain on sale of operating properties	-	-	-	-	-
Operating income	4,189	6,320	6,623	5,800	5,828

Other income	429	1,116	597	607	722
Financial expenses, net	(1,807)	(3,366)	(2,769)	(2,882)	(2,630)
Net income before taxes on income	2,811	4,070	4,451	3,525	3,920
Taxes on income	(1,609)	(1,627)	(1,602)	(1,464)	1,472
Equity share in losses of associates, net	(31)	(323)	(1,677)	(2,765)	(2,321)

Net income	$1,171	$2,120	$1,172	$(704)	$127

Net income attributable to non-controlling interest	2,239	1,925	2,295	2,077	2,120
Net income (loss) attributable to Optibase LTD	$(1,068)	$195	$(1,123)	$(2,781)	$(1,993)

Net earnings (loss) per share :
Basic and Diluted net earnings (loss) per share from continuing operations	$(0.21)	$0.04	$(0.22)	$(0.54)	$(0.38)
Basic and diluted net income per share from discontinued operations	$0.00	$0.00	$0.00	$0.00	$0.00

Basic and diluted net earnings (loss) per share	$(0.21)	$0.04	$(0.22)	$(0.54)	$(0.38)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands):
Basic	5,133	5,147	5,180	5,185	5,186
Diluted	5,133	5,157	5,180	5,185	5,186

	Year Ended December 31,
	2015	2016	2017	2018	2019
Consolidated Balance Sheet Data:	(U.S. dollars in thousands)

Cash and cash equivalents	$23,806	$16,024	$20,268	$13,836	$12,564
Working capital	10,360	97	8,927	2,662	7,453
Real estate property net	214,840	207,690	216,726	212,349	181,109
Total assets	262,944	250,384	259,303	243,958	239,307
Long term loans and bonds, including current maturities	161,100	149,781	155,181	144,309	140,054
Capital Stock	138,949	139,148	139,163	139,181	139,181
Total shareholders’ equity	$75,584	$74,128	$77,068	$73,393	$71,854

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

In 2016 we were profitable, while in 2015, 2017, 2018 and 2019 we operated at a loss. During 2015, we operated at a loss mainly due to acquisition-related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria. During 2017, 2018 and 2019, we operated at a loss mainly due to equity losses related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL.

As of December 31, 2019, we have accumulated losses of $87 million. Given current market conditions, the demand for our real estate properties and other expenses, we may operate at a loss and may not be able to sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. We cannot assure you that we will be able to increase our revenues and sustain profitability. For further details regarding our cash flow, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

We may incur losses as a result of unforeseen or catastrophic events, including the recent outbreak of the novel coronavirus (COVID-19)

The occurrence of unforeseen or catastrophic events such as terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), could create economic and financial disruptions, and could lead to operational difficulties that could impair our ability to manage our business. In particular, the current outbreak of novel coronavirus (COVID-19) that was first reported from Wuhan, China, and has spread to many countries around the world, including the resulting travel restrictions and quarantines imposed by countries around the world, present concerns that may dramatically affect our ability to conduct our business effectively, affect our  ability to dispose of or liquidate part of our real estate, and may lead to a global economic slowdown or even a recession. During periods of economic slowdown or recession, declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If we cannot operate our properties so as to meet our financial expectations, our business, financial condition, results of operations, cash flow or our ability to satisfy our debt service obligations may be negatively impacted. At this stage, we are unable to assess the scope of the impact on our business and operations and in the event that the economic effect of the outbreak deepens and has a long term effect on the global economy, our business and operations may be adversely effected.

We may be affected by instability in the global economy, including the recent European economic and financial turmoil.

Instability in the global credit markets, including the European economic and financial turmoil related to sovereign debt issues in certain countries, the instability in the geopolitical environment in many parts of the world, recent decision of the United Kingdom to leave the European Union (the "Brexit") and other disruptions, such as changes in energy costs, and more recently the outbreak of the novel coronavirus (COVID-19) may continue to put pressure on global economic conditions. The world has experienced a global macroeconomic downturn, and if global economic and market conditions, or economic conditions in key markets, remain uncertain, stagnant or deteriorate further, we may experience material adverse impacts on our business, operating results, and financial condition.

Our ability to freely operate our business is limited as a result of certain covenants included in the deed of trust of our Series A Bonds.

The deed of trust governing the Series A Bonds, or the Series A Deed of Trust, contains a number of covenants that limit our operating and financial flexibility (such as our minimum equity (excluding minority interest) will not be less than $33 million; our equity (including minority interest) to balance sheet ratio will not be less than 25%; and the net financial debt to CAP ratio will not be greater than 70%). For a description of Series A Deed of Trust, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”. As of December 31, 2019, the outstanding amount under the Series A Bonds was 5.7 million.

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

A large percentage of our ordinary shares are held by one shareholder which could significantly influence the outcome of actions.

The Capri Family Foundation, or Capri, a foundation organized under the laws of the Republic of Panama, beneficially owns, directly and indirectly through its subsidiaries, approximately 78.82% of our outstanding ordinary shares as of March 20, 2020, or within 60 days thereafter. For further information, see Item 4.A. “History and Development of The Company” and Item 7.A. “Major Shareholders” below. As a result of such holdings in our ordinary shares, Capri can significantly influence the outcome of corporate actions requiring an ordinary majority approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We are currently, and may be in the future, the target of securities class action, derivative claim or other litigation, which could be costly and time consuming to defend.

In the past, following a period of volatility in the market price of a company’s securities, securities class action lawsuits, derivative claims and other actions have often been taken against public companies and their directors and officers. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions and derivative claims filed and approved in Israel. In May 2015, we were served with a motion to approve the filing of a derivative claim against the Company's controlling shareholder, directors and CEO and certain former controlling shareholder and directors, in which we were sued for approximately $41.9 million. On June 16, 2019, the Israeli Central (Lod) District Court denied the motion to approve the filing of a derivative claim, rejected all the plaintiffs' claims and ruled significant legal costs in favor of the defendants. On September 22, 2019, the claimant filed a petition appealing the Court decision. If this appeal is approved and the derivative claim is accepted, this may have a material adverse effect on our financial results. Additionally, and due to the nature of derivative claims, regardless of its outcome, and even if the claims are without merit, we may incur substantial costs and our management resources that are diverted to defending such litigation. For information regarding a pending litigation with LEM Switzerland SA, or LEM, one of our material tenants pursuant to which LEM argues a reduction of its rent as well as related damages, see Item 8. “Financial Information - Legal Proceedings”.

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

This volatility may continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2019 through March 20, 2020, the closing price of our ordinary shares listed on the NASDAQ Global Market fluctuated reaching a high of $13 and decreasing to a low of $8.67. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

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

 During 2019, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

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

As of December 31, 2019, our commercial property, CTN complex, in Geneva, Switzerland, accounted for approximately 65% of our portfolio annualized rent. Our revenue would be materially adversely affected if this property was materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if rental payments at this property decrease or if tenants at this property fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy. For information regarding the CTN complex and regarding a pending litigation with LEM pursuant to which LEM argues a reduction of its rent as well as related damages, see Item 8 “Financial Information - Legal Proceedings”.

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

We have financed the purchase of the CTN complex and the Rumlang property with loans bearing floating interest rates and further refinanced during 2017 the existing loan secured by our condominium units in Miami with a loan which bears a floating interest rate (as of December 31, 2019 the balance of all such loans was $111.1 million, see also Item “Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources.”). As a result, we are exposed to changes in the LIBOR interest rate (LIBOR on the US Dollar and LIBOR on the CHF). An increase in the LIBOR interest rate could materially adversely affect our financial expenses and thereby our profitability. In light of the low interest rate environment we have also decided at this stage not to perform hedging against our exposure to such changes in interest rates.

An adverse change in the Swiss real estate market will adversely affect our results of operations.

Two of our investments, including our most significant property (the CTN complex in Geneva), are located in Switzerland. From 2014 to 2019, as Swiss interest rates declined, Swiss real estate prices increased mainly due to the low interest rates and lack of investment alternatives. Along with the historically low interest rates, the overall availability of financing has decreased significantly as LTV (Loan to Value) rates have been reduced by lenders, leading to more pressure on leveraged transactions further decreasing investments yields. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be keeping stable with a slight slowdown, in particular the demand for prime office space and the price for such real estate properties. In addition and partially due to the low available yields in the investment market, there is a significant increase in new developments, based on available equity investments (as opposed to leveraged investments). Such investments will mature and be available in the near future and may have a significant impact on our rental properties as they will significantly increase the availability of rentable area in the vicinity of our rental properties. Any significant adverse change in the real estate market in Switzerland, such as lack of attractive financing, a decline in the real estate rates or decrease in demand for the type of properties we own and more recently any negative affect of the Coronavirus outbreak, will adversely affect our results of operations.

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

Being a company that engages in investments in real-estate, finding a suitable real-estate property for investment is critical to our income. Such finding becomes difficult as the demand for real-estates in the markets we are involved in grows, and the supply decreases. Therefore, difficulties in finding suitable real-estate properties for investment may affect our growth and the number of assets we have to offer, and therefore, materially affect our potential profit and our business and results of operation.

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

A failure to close the sale of our properties in Germany will adversely affect our cash flow and results of operations.

In February 2020, we have entered, through our wholly-owned subsidiary, into an agreement for the sale of portfolio of supermarkets located mainly in Bavaria, Germany, or the German Portfolio. The closing of the sale is subject, among other things, to customary conditions and will be conducted in tranches with respect to certain groups of properties. For further details on the sale of the German Portfolio in Germany, see Item 10.C. “Material Contracts”.

We expect the closing to occur over the course of second and third quarters of 2020. Nevertheless, if for whatever reason the closing of the sale of the German Portfolio, shall not occur during the said period or at all, it will adversely affect our cash flow and results of operations as the net proceeds of the transaction should strengthen our working capital and allow us to better serve our financial obligations.

An adverse change in the U.S. real estate market will adversely affect our results of operations.

We own, through our wholly-owned subsidiary, several U.S. real estate properties located in Philadelphia, Texas, Chicago and Miami, From 2014 to 2017, the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Since 2018 and during 2019, we have witnessed certain changes in the U.S real estate market. While the commercial segment has remained stable along with a steady demand for commercial and office space rental, the high-end residential market has experienced a significant decrease in the demand for investment properties along with an increase in the availability of such assets, which in turn, has put pressure on the prices of such properties. Any significant adverse change in the real estate market in the United States, such as a significant increase of interest rates, a decline in the real estate rates or decrease in demand for the type of properties we own and more recently any negative affect of the Coronavirus outbreak, will adversely affect our results of operations.

With respect to our residential properties in Miami, Florida, the success of our investment will depend on market conditions.

We own, through our wholly-owned subsidiary, 25 residential properties in Miami and Miami Beach, Florida, including 21 luxury condominium units and two penthouse units in the Marquis Residences, one penthouse unit in Ocean One Condominium and one condominium units in the Continuum on South Beach Condominium. To date, 23 of the units have been fully constructed and are in rentable condition, while two penthouses are still undergoing renovations and remodeling. Currently 19 of the units are occupied by tenants and the remaining units are being marketed to potential tenants and potential buyers. For further information, see Item 4.B. “Business Overview - Real Estate Business”.

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

We currently own our real-estate properties in Geneva, Switzerland, Philadelphia, Chicago and Texas, and we may, in the future, own interests in real-estate assets or real-estate holding companies in partnership with other entities. Our investments in these partnerships may, under certain circumstances, be subject to (i) the risk that one of our partners may become bankrupt or insolvent or may not fulfill its financial obligations under our partnership agreements, which may cause us to provide financing in excess of our ownership share or which may cause us to be unable to fulfill our financial obligations, possibly triggering a default under our bank financing agreements or, in the event of a liquidation, preventing us from managing or administering our business or entail a compulsory sale of the asset at less favorable terms; (ii) the risk that one of our partners may have economic or other interests or goals that are inconsistent with our interests and goals, and that such partner may be in a position to veto actions which may be in our best interests; and (iii) the possibility that disputes may arise regarding the continued operational requirements of our assets that are jointly owned. In addition, we hold approximately 30%, approximately 22% and approximately 4%, respectively, of the beneficial interest in the real-estate properties located in Chicago, Philadelphia and Texas. Our minority interest causes us to rely on our partners to manage the properties, and our influence over decisions regarding the properties and their management is limited.

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

The inflation rate in Israel was approximately 0.4%, 0.8% and 0.6% in 2017, 2018 and 2019, respectively. The changes of the NIS against the dollar was an appreciation of approximately 9.8% in 2017, and a devaluation of approximately 8.1% in 2018, and an appreciation of approximately 10.9% in 2019. The change of the CHF against the dollar was an appreciation of approximately 4.4% in 2017, and a devaluation of approximately 0.8% in 2018 and an appreciation of approximately 1.4% in 2019. The change of the Euro against the dollar was an appreciation of approximately 13.7% in 2017, a devaluation of approximately 4.5% in 2018 and a devaluation of approximately 2.1% in 2019.

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

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. It is also widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business conditions, harm our results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

Commencing in February 2001, Festin Management Corp., a British Virgin Island corporation jointly owned by Shlomo (Tom) Wyler and Arthur Mayer-Sommer began to acquire our ordinary shares on the open market. On September 10, 2004, Festin Management Corp. transferred all of its holdings in us to its shareholders. In addition, during 2008 and 2011, we issued an aggregate number of 1,063,381 ordinary shares in a private placement to Mr. Wyler, who was considered, until September 12, 2012, our controlling shareholder, and as of the date of this annual report, serves as the Chief Executive Officer of our subsidiary, Optibase Inc. Since 2012, Capri, our current controlling shareholder, and Gesafi Real Estate S.A., a Panama Corporation, or Gesafi, acquired 1,797,290 of our ordinary shares from Mr. Wyler. In addition, during November 2013, Gesafi transferred all of our ordinary shares held by it to Capri and on December 31, 2013, we issued a net sum of 1,300,580 of our ordinary shares to Capri, in consideration for twelve luxury condominium units purchased by us. During January-February 2015, Capri acquired an additional 71,229 of our ordinary shares in two different transactions with an unrelated third party and on the Nasdaq Global Market, and during May 2019 Capri acquired an additional 300,917 of our ordinary shares on the Nasdaq Global Market. For additional information see Item 7.A. “Major Shareholders”.

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

During the first half of 2009 we have decided to enter into the fixed income real-estate sector and we have been operating in this sector ever since.

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

Commencing in the fourth quarter of 2008 and as a result of the global economic and financial market crisis, there has been a slowdown in the real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. During the last few years and through 2016, the situation has changed in certain of the real estate markets we are active in (i.e., Central and Western Europe and North America) as interest rates decreased and financial institutions were more inclined to grant financing for qualified assets. This has led to increased demand for real estate properties and an increased volume of transactions in most asset classes. During 2017 and to date, the real estate market has yet experienced additional changes as financial institutions have again decreased the availability of financing resulting in more equity being invested in transactions. Nevertheless, in light of the recent outbreak of the coronavirus, it is very difficult to estimate how the real estate market will be impacted and the extent of such impact.

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

Properties

The following table provides details regarding real-estate assets properties wholly owned or controlled by us or by our subsidiaries, as of the date of this annual report:

Property	Location	Acquisition Date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	34,800	11,231	91%	353
Edeka supermarkets*	Bavaria, Germany	June 2, 2015 and July 8, 2015	100%	Ownership	Commercial	37,000	3,209	97%	90
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	1,837	91%	161
Miami, Florida	Miami, Florida	2010-2013	100%	Ownership	Residential - Condominium Units	4,260	1,061	72%	346
Portfolio Total/ Weighted Average	-	-	-	-	-	88,560	17,338	93%	212

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2019 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2019, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

* For information regarding the sale of the German Portfolio, see Item 10.C. “Material Contracts".

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

 A reconciliation of GAAP operating income to Non-GAAP NOI is as follows:

	Year Ended December 31
	Thousands US$
	2017	2018	2019

GAAP Operating income	6,623	5,800	5,828

Adjustments:

Real estate depreciation and amortization	4,209	4,317	4,321
General and administrative	2,698	3,500	3,047

Non-GAAP Total Net Operating Income (NOI)	13,530	13,617	13,196

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

A reconciliation of GAAP net income to Non-GAAP FFO and Recurring FFO is as follows:

	Year Ended December 31
	Thousands US$
	2017	2018	2019

GAAP Net income (loss) attributable to Optibase Ltd.	(1,123)	(2,781)	(1,993)

Adjustments:

Real estate depreciation and amortization	4,209	4,317	4,321
Pro rata share of real estate depreciation and amortization from unconsolidated associates	2,022	2,610	3,085
Non-controlling interests share in the above adjustments	(1,141)	(1,136)	(1,162)
Non-GAAP Fund From Operation (FFO)	3,967	3,010	4,251

Non- GAAP Recurring Fund From Operation (Recurring FFO)	3,967	3,010	4,251

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

The following table provides details regarding our non-controlled real-estate assets or projects in which we indirectly own a minority stake, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Feet Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Feet ($)(4)
2 Penn Center Plaza	Philadelphia, Pennsylvania	October 12, 2012	22.16%	Beneficial interest in the owner of the property	Commercial	526,351	13,070	94%	26
Texas Shopping Centers Portfolio	Houston, Dallas, San Antonio, Texas	December 31, 2012	4%	Beneficial interest in the portfolio	Commercial	2,036,290	26,736	94%	14
South Riverside Plaza Office Tower	300 South Riverside Plaza, Chicago	December 29, 2015	30%	Beneficial interest in the owner of the property	Commercial	1,072,931	21,324	96%	21
Portfolio Total/ Weighted Average	-	-	-	-	-	3,635,572	61,130	95%	18

(1) Net rentable square feet at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2019 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2019, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date

Set forth below is additional information with respect to our projects:

The CTN Complex in Geneva, Switzerland

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

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 34,500 square meters of leasable space (app. 377,000 square feet), is currently leased to 44 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 91% occupied.

The following table sets forth certain information regarding leases of tenants in the CTN Complex, as of December 31, 2019:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2020	14	9,938	28.56%	3,426	32.51%
2021	6	2,987	8.58%	985	9.35%
2022	9	4,313	12.39%	1,336	12.67%
2023	13	9,505	27.31%	3,168	30.06%
2024	4	431	1.24%	170	1.61%
Thereafter	7	4,627	13.29%	1,454	13.80%
Sub-total	53	31,801	91.37%	10,539	100%
Vacant	-	3,002	8.63%	-	-
Total	53	34,803	100%	10,539	100%

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

The five-story building includes 12,500 square meters (approximately 135,000 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 15 tenants, and is currently 91% occupied.

The following table sets forth certain information regarding leases of tenants in the Rümlang property, as of December 31, 2019:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2020	6	1,573	12.71%	293	17.82%
2021	1	3,369	27.22%	428	26.01%
2022	2	4,617	37.30%	638	38.79%
2023	4	1,637	13.22%	223	13.57%
2024	2	71	0.57%	63	3.82%
Sub-total	15	11,267	91.02%	1,645	100%
Vacant	-	1,112	8.98%	-	-
Total	15	12,379	100%	1,645	100%

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

The transaction was based on a valuation of Two Penn Center Plaza of approximately $66 million, including existing non-recourse mortgage financing in the principal amount of approximately $51.7 million provided by UBS Real Estate Securities, or UBS. The UBS mortgage loan has a fixed interest rate of 5.61%, maturing in May 2021, and requiring monthly payments of principal and interest of approximately $300,000. We made a capital contribution of approximately $4 million to acquire a 19.66% indirect beneficial interest in the owner of the property. As of December 31, 2019, the indirect beneficial interest is 22.16%. For further information, see Item 7.B. “Related Party Transactions”.

Optibase 2 Penn, LLC is a limited partner in a larger joint venture that owns 99% of the beneficial interests in the owner of the Two Penn Center. Two Penn Center has approximately 525,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park. The building is currently leased to 156 tenants, primarily for general office and retail related usage. As of December 31, 2019, the Two Penn Center was 94% occupied and the annual rental income for the year 2019 totaled to approximately $13 million.

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

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The leasable area is currently 94% occupied. For the year ended on December 31, 2019, Texas shopping centers portfolio annual rental income totaled to approximately $26.7 million.

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

 To date, 19 of the 21 units are rented out and the remaining unit is being offered for rental or sale. We intend to hold the units for investment purposes and will consider to continue renting or selling the units in accordance with our business considerations and market conditions.

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

To date, all renovations and remodeling in the various units have been completed. We are constantly monitoring the market conditions and demand for such units and are aiming to dispose of our units if market conditions allow. We intend to hold the remaining units for investment purposes and will consider renting or selling the units in accordance with our business considerations and market conditions.

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

The eleven units at the Flamingo-South Beach One Condominium, or Flamingo Condominium, are located on various floors of the South Building of the Flamingo Condominium and ranging in size from 924 to 2,347 square feet. The Flamingo Condominium is a 15-story tower with 513 luxury residential units ranging in size from approximately 450 to approximately 2,347 square feet. On October 20, 2014, we sold the eleven units located in the Flamingo Condominium, in consideration for an aggregated gross price of $6.4 million, and we recorded a capital gain of approximately $2.7 million resulting from such transaction. For further details on the transaction to sell such eleven units, see Item 7.B. “Related Party Transactions”. The unit at the Continuum on South Beach Condominium, or Continuum, is located on the 33rd floor of the North Tower of the Continuum on South Beach Condominium located at 50 S. Pointe Drive, Miami Beach, Florida. The Continuum on South Beach Condominium is a 37-story ocean-front tower with 203 luxury residential units ranging in size from 1,554 to 3,497 square feet. Residences of the Continuum on South Beach Condominium enjoy the right to use the common areas of the residence, including swimming pool, tennis courts, spa and a sporting club. At the closing of the acquisition of the Continuum Unit, the seller of the unit leased the Continuum Unit from us for a term of 36 months. We intend to hold the unit for investment purposes and will consider continuing renting or selling the unit in accordance with our business considerations and market conditions.

On December 29, 2016, our shareholders approved, following the approval by our audit committee and board of directors, a lease agreement to be entered into with an affiliate of Capri, or the Tenant. The lease was in effect for a one-year term commencing on January 2, 2017 and was automatically extended by a one-year term and up to a total of three years. On December 31, 2019, our shareholders approved, following the approval by our audit committee and board of directors, an extension of the lease agreement commencing on January 2, 2020, which will be automatically extended by a one-year term and up to a total of three years. For further details, see Item 7.B. “Related Party Transaction”.

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

On February 11, 2020, Optibase Bavaria had entered into a definitive agreement with an unrelated third party buyer, to sell the German Portfolio. For further details, see Item 10.C. “Material Contracts”.

The following table sets forth certain information regarding leases of tenants in the portfolio by property, as of December 31, 2019:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2020	5	9,947	26.89%	893	27.84%
2021	-	-	-	-	-
2022	5	6,716	18.16%	565	17.60%
2023	-	-	-	-	-
2024	4	6,033	16.31%	616	19.19%
Thereafter	11	13,007	35.17%	1,135	35.37%
Sub-total	26	35,703	96.53%	3,209	100%
Vacant	1	1,285	3.47%	-	-
Total	27	36,988	100%	3,209	100%

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

JPMorgan Chase who was an anchor tenant in the building, occupying approximately 486,000 square feet, or 46% of the rentable area, has exercised its option to terminate its entire office space at no penalty on September 2016. As a result, we have secured new leases with a variety of new tenants and we are currently seeking and negotiating additional alternative tenants to fulfil the vacant space. To date, approximately 96% of the rentable square feet of the building are secured by various signed lease agreements.

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in Switzerland are LEM SA and Novimune SA, located in the CTN complex. As of December 31, 2019, these tenants occupied approximately 11,300 square meters and accounted for approximately $3.8 million of rent income, or approximately 24% of our gross leasable area in Switzerland and approximately 30%, of our annual rent in Switzerland. For further details regarding a pending litigation with LEM, pursuant to which LEM argues a reduction of its rent as well as related damages, see Item 8. “Financial Information - Legal Proceedings.

Our largest tenant in Germany is Edeka. As of December 31, 2019, Edeka occupied approximately 26,900 square meters and accounted for approximately $2.6 million of rent income, or approximately 73% of our gross leasable area in Germany and approximately 80%%, of our annual rent in Germany. Our other tenant in Germany is Buchbauer Handelsmärkte GmbH. Or Buchbauer. As of December 31, 2019, Buchbauer occupied approximately 5,300 square meters and accounted for approximately $387,000of rent income, or approximately 14% of our gross leasable area in Germany and approximately 12%, of our annual rent in German. No other tenant accounted for over 10% of our annual rent (on a consolidated basis).

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

Remaining items of the Video Solution Business

In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to the support of the IIA for the period ending on the date of the closing of the Vitec Transaction to Vitec. Although we have no further obligation to pay royalties on revenues generated by our Video Solutions Business subsequent to its sale. We are currently undergoing an audit by the IIA, for royalties paid before the sale of our Video Solution Business. The Company believe it has sufficient provision to cover the expected outcome of such review process.

4.C. ORGANIZATIONAL STRUCTURE

As of December 31, 2019, we have been managing our activity through our four wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California in 1991, Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009, our 51% held subsidiary OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011 and through Optibase RES SARL which was incorporated in Luxembourg on June 11, 2018. Our subsidiaries hold the following companies: Optibase Inc. wholly owns Optibase Real Estate Miami LLC, Optibase 2Penn LLC, OPTX Equity LLC, OPTX Lender LLC, Optibase FMC LLC, and Optibase 300 Chicago LLC, all limited liability companies which were incorporated in Delaware or Florida. Optibase SARL wholly owns Optibase Bavaria GmbH & Co. KG, a German partnership, and Optibase Bavaria Holding GmbH, a German corporation  and Optibase RE2 SARL, which were incorporated in Luxemburg. Optibase RES SARL wholly owns Optibase RE1 SARL which was incorporated in Luxemburg  and OPCTN S.A. wholly owns Eldista GmbH, which was incorporated in Switzerland.

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

As of December 31, 2019, we had available cash and cash equivalents of approximately $12.6 million. As of March 17, 2020, we have available cash and cash equivalents, of approximately $14.1 million. For information regarding the investment of our available cash, see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” below.

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

Taxes on income

Israeli companies are generally subject to corporate tax on their taxable income. As of 2020, the corporate tax rate since 2018 is 23% (in 2017 the corporate tax rate was 24%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

Taxable income of Luxemburg, Switzerland, Germany and the United States is subject to tax at the rate of approximately 29%, 24%, 16% and 21% respectively in 2019.

We have final tax assessments through the tax year 2013.

As of December 31, 2019, we had approximately $66 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $52 million that can be carried forward and offset against taxable income for 20 years, no later than 2038. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Equity share in losses of associates, net

Associates in which we have significant influence over the financial and operating policies without having control are accounted for using the equity method of accounting, accordingly we recorded during 2019 an equity income in associate of our holdings of Two Penn Center Plaza in Philadelphia, Pennsylvania and an equity loss in associate of our holdings of 300 South Riverside Plaza in Chicago.

Net Income Attributable to Non-Controlling Interest.

Net income attributed to non-controlling interest following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2017, 2018 and 2019 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2017	2018	2019

Fixed income from real estate rent	100%	100%	100%
Costs and expenses:
Cost of real estate operations	18.4	18	18.3
Real estate depreciation and amortization	25.4	26	26.8
General and administrative	16.3	21.1	18.9
Total costs and expenses	60.1	65.1	63.9
Operating income	39.9	34.9	36.1
Other income, net	3.6	3.7	4.5
Financial expenses, net	(16.7)	(17.4)	(16.3)
Income before taxes on income	26.8	21.2	24.3
Taxes on income	(9.7)	(8.8)	(9.1)
Equity share in losses of associates, net	(10.1)	(16.6)	(14.4)
Net income	7.0	(4.2)	0.7
Net income attributable to non-controlling interest	13.8	12.5	13.1
Net income (loss) attributable to Optibase Ltd.	(6.8)	(16.7)	(12.3)

Results of Operations for the Years Ended 2019 and 2018

Fixed income from real estate rent. Our fixed income real estate rent in 2019 totaled to $16.1 million compared to $16.6 million in 2018. The decrease was due to decline in occupancy rate.

Cost of real estate operations. Our cost of real estate operation slightly decreased in 2019 to $2.9 million, compared to $3 million in 2018.

Real estate depreciation and amortization. Our real estate depreciation and amortization in 2019 totaled to $4.3 million and remained stable compared to 2018.

General and Administrative Expenses. General and administrative expenses decreased in 2019 to $3 million, compared to $3.5 million in 2018. The decrease was mainly due to more significant legal costs and provision, associated with leasing activities in 2018.

Operating Income. As a result of the foregoing, we recorded operating income of $5.8 million in 2019 and in 2018.

Other income (loss). We recorded other income of $722,000 in 2019, compared to other income of $607,000 million in 2018, related to dividend received and interest income on loan to an associated company.

Financial Expenses, Net. We recorded financial expenses, net of $2.6 million in 2019, compared with financial expenses, net of $2.9 million in 2018. The decrease was due to exchange rate differences.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 “Income Taxes”, or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not be sustained upon examination by regulatory authorities. The tax expenses of $1.5 million in 2019 and in 2018, mainly related to our Swiss subsidiaries.

Equity share in losses of associates, Net. We recorded an equity loss of $2.3 million in 2019, compared to an equity loss of $2.8 million in 2018, mainly attributable to associated with equity losses of Optibase Chicago 300 LLC partially off set by equity gains from 2 Penn Philadelphia LP. For further details regarding 2 Penn Philadelphia LP and Optibase Chicago 300 LLC, see Item 7.B. “Related Party Transactions” and Item 10.C “Material Contracts”, respectively.

Net Income. As a result of the foregoing, we recorded net income of $127,000 in 2019, compared with a net loss of $704,000 in 2018.

Net Income Attributable to Non-Controlling Interest. Net income attributed to non-controlling interest was first recorded in 2011 following the acquisition of the CTN complex in March 2011. We have entered into the said transaction with The Phoenix, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

Net income (loss) attributable to Optibase Ltd. Net income (loss) attributed to Optibase Ltd., is the result of net income (loss) as affected by net income attributed to non-controlling interest. As a result of the foregoing, we recorded net loss of $2 million in 2019, compared with a net loss of $2.8 million in 2018.

Results of Operations for the Years Ended 2018 and 2017

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2018.

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

Recently issued and adopted accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases” ("ASC 842"), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under the prior guidance (ASC 840). The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 guidance for sales-type leases, direct financing leases and operating leases. The new standard supersedes the previous leases standard, ASC 840, "Leases". We elected the lessor practical expedient to not separate lease and non-lease components in contract and instead to account for as a single lease component, if certain criteria are met.

We adopted the new standard as of January 1, 2019, using the modified retrospective approach. Consequently, prior period balances and disclosures have not been restated. We have elected to utilize the available package of practical expedients permitted under the transition guidance within the new standard which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs. We included in our balance sheet at adoption an operating right-of-use assets, short term operating lease liabilities and long term operating lease liabilities of $ 463, $ 124 and $ 339, respectively. The standard did not materially impact our net earnings and had no material impact on cash flows.

New accounting pronouncements not yet effective

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. We do not expect this standard to have a material effect on our consolidated financial statements.

5.B. LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through private and public sales of our equity securities and banks credit. As of December 31, 2019, we had cash and cash equivalents of $12.6 million, and as of March 17, 2020, we have available cash, and cash equivalents of approximately $14.1 million.

Net cash provided by our operating activities was $7.4 million, $6.9 million, and $7.9 million in December 31 of each of the years 2019, 2018 and 2017, respectively. Net cash provided for operating activities in 2019 was primarily the result of net income for the period, as adjusted for depreciation and amortization, equity share in losses of associates, net,increase in accrued expenses, other accounts payable and other liabilities and increase in lease liabilities, offset by increase in trade receivables, increase in other accounts receivable and prepaid expenses, decrease in deferred tax liabilities and land lease liabilities and increase in right-of-use assets. Net cash provided for operating activities in 2018 was primarily the result of net loss for the period, as adjusted for depreciation and amortization, equity share in losses of associates, net and decrease in other accounts receivable and prepaid expenses, offset by increase in trade receivables, decrease in deferred tax liabilities and in land lease liabilities and decrease in accrued expenses and other accounts payable, and in 2017 was primarily the result of net income for the period, as adjusted for depreciation and amortization and equity share in losses of associates, net, increase in accrued expenses and other accounts payable, offset by the increase in other accounts receivable and prepaid expenses and in trade receivables, and by decrease in deferred tax liabilities and in land lease liabilities.

Net cash used for investment activities in 2019 totaling $596,000 reflects primarily our investment in building improvements, offset by the proceeds from our associates. Net cash used for investment activities in 2018 totaling $2 million reflects primarily the proceeds from our associates, offset by investment in building improvements. Net cash provided by investment activities in 2017 totaling $1.1 million reflects primarily the return of $3 million investment in 300 River Holdings, LLC a Joint Venture Company held by our wholly-owned subsidiary Optibase Chicago 300 LLC offset by investment in building improvements.

Net cash used for financial activities in 2019 totaling $8.2 million reflects bonds repayment, dividend distribution to non-controlling interests partially. Net cash used for financial activities in 2018 totaling $11.1 million reflects loans and bonds repayment, dividend distribution to non-controlling interests partially. Net cash used for financial activities in 2017 totaling $5.4 million reflects loans and bonds repayment, dividend distribution to non-controlling interests partially offset by $5.1 million proceeds from controlling shareholders' loan..

Non-GAAP NOI decreased by $421,000, or 3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease in NOI was primarily driven by the decrease in our fixed income from real estate rent. For further details regarding the definition of NOI please see Item 4.B.

Non-GAAP Recurrent FFO increased by $1.2 million, or 41%%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase in FFO was mainly due to decrease in general and administrative expenses, financial expenses and Equity share in losses of associates, related to the investment in 300 River Holdings, LLC, offset by decrease in fixed income from real estate.

During 2019, we invested our available cash solely in various bank deposits and money market funds with various banks. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

In March 2017, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $5.1 million loan, or the Loan, from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. In May 2018, the parties entered into an amendment to the Loan agreement, under which the Company repaid the Controlling Shareholder $2.5 million on account of the Loan and the repayment by the Company of the remaining Loan amount of $2.5 million has been postponed from April 1, 2019 to July 1, 2020. In September 2019, the parties entered into an additional amendment to the Loan agreement. Following these amendments, the repayment by the Company of the remaining Loan amount of $2.5 million has been postponed from July 1, 2020 to October 1, 2020.. However, we may prepay the Loan prior to such date at our sole discretion without any penalty.

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

In November 2017, Shinhan Bank, a Korean Bank, or Shinhan, extended a $175 million, 5-year fixed-rate loan, the Shinhan Loan, to South Riverside Building LLC, or 300 Riverside Owner, an entity in which Optibase owns a thirty percent (30%) beneficial interest. The Shinhan Loan bears interest at an annual rate of 5.50% and is compounded and paid monthly until the Shinhan Loan matures in November, 2022, at which point all remaining principal and interest will become due and payable. The Shinhan Loan is secured by 300 South Riverside Plaza, a newly renovated, 22-story LEED Gold Certified office tower located in the West Loop of Chicago, IL, USA which is owned by 300 Riverside Owner. We received a repayment of our senior notes to 300 Riverside Owner’s parent company, 300 River Holdings LLC, in the amount of $3 million plus accrued interest from the proceeds of the Shinhan Loan.

The following table summarizes the principle terms of our material financing agreements of the Company in effect as of December 31, 2019:

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2019)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Non-convertible Series A Bonds issued to the public in Israel	The Company	Original Date- August 9, 2015; Maturity Date- December 31, 2021	NIS 60 million (app. $15 million)	NIS 20 million (app. $7.9 million)	6.7%	Interest - payable in semi-annual payments Principal - payable in semi-annual payments on June 30 and on December 31 of each of the years of 2016 through 2021 (last payment on December 31, 2021)	none
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

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2019)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Refinancing agreement of the CTN complex	Eldista GmbH (Senior Borrower)	Original Date- October 3, 2011; Maturity Date- 2061	CHF 85 million (app. $93.5 million).	CHF 83.5 million (app. $86 million).	LIBOR + 0.75% per annum.	Interest due quarterly, beginning March 31, 2012. CHF 2 million to be paid per year on a quarterly basis, beginning 31.12.2018.	A senior mortgage over the property + a pledge of Eldista's shares
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

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2019)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement (as amended) of the Edeka Portfolio	Optibase Bavaria GmbH & Co. KG	Original Date- May 2015; Maturity Date- May 31, 2020	€21 million (app. $23 million) of which €20.5 million (app. $22.5 million) has been drawn down	€18.5 million (app. $20.7million)
3-month Euro Interbank Offer Rate + either: (a) 1.75%; or (b) if certain mortgage requirements under German law are not met, 1.89%.

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
• The Lender is authorized to syndicate or transfer parts or the entire loan at its own cost.

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2019)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement of condominium units in Miami	Optibase Real Estate Miami, LLC	Original Date- July 7, 2015; Maturity Date- January 4, 2021	$9.4 million	$8.9 million	Libor (30-day rate) + either: (a) 2.65%; or (b) 3,25% if Borrower and Guarantor fail to maintain depository accounts with the Lender totaling $1.5 million.
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

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2019)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement of the property in Rumlang	Optibase RE 1 SARL	Original Date- October 2009; Maturity Date- 2059	CHF 18.8 million ($18.4 million)	CHF 15 million (app. $15.5 million)	Libor (for a period determined by borrower per each interest payment for the next payment) + 0.8%
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
•  Borrower may repay the mortgage at any time, subject to a prior notice of three months with no subject penalty.
• The lender holds the right to accelerate future loan payments, upon occurrence of certain default conditions.

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount*	Outstanding Amount (as of December 31, 2019)**	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Loan Agreement	The Company	Original date- March 2017 Maturity Date- October 1, 2020	$5.1 million	$2.5 million	The loan does not bear any interest or linkage differentials	we may prepay the loan prior to the maturity date at our sole discretion without any penalty.	The loan is unsecured	none
In March 2017, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $5.1 million loan, or the Loan, from our Controlling Shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured, and we may prepay the Loan prior to such date at our sole discretion without any penalty. In May 2018 and in September 2019, we have agreed with our Controlling Shareholder to repay $2.5 million on account of the Loan's account while postponing the repayment of the remaining. The revised agreement was approved by our audit committee and board of directors, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000.

(1)	In November 2017, our subsidiary, Optibase Real Estate Miami, LLC, refinanced 25 residential apartment units in Miami, Florida, with City National Bank of Florida.
*	Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of the date the loan was taken.
**	Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of December 31, 2019

We believe that, considering the use of cash in our ongoing operations, together with the existing sources of liquidity including the consideration from the sale of the German Portfolio described above, our working capital will be sufficient to meet our present requirements and our needs for cash for at least the next 12 months. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions, which may require additional funds than are currently available. Therefore, we would likely seek additional equity or debt financing, although we cannot assure you that we would be successful in obtaining such financing on favorable terms or at all.

5.C. RESEARCH AND DEVELOPMENT

Irrelevant.

5.D. TREND INFORMATION

During 2014 and through 2015 the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Economically, that had been supported by moderate job growth, record housing affordability and fewer distressed property sales. During 2016 and 2017, we have witnessed a decrease in demand for high end residential projects in the U.S. market, while the demand for other quality projects both in the residential and the commercial markets kept stable and in certain cased showing a moderate increase. During 2018, 2019 and to date the high end residential market in the U.S. is showing a significant decrease in demand while up until recent events (the Coronavirus outbreak), other segments remained stable.

In addition, during 2015 and throughout 2016, as Swiss interest rates declined, Swiss real estate prices remained stable in most segments, while other segments were showing signs of increase mainly due to the low interest rates and lack of investments alternatives. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be slowing down further, in particular the demand for prime office space and the price for such real estate properties. Although economic conditions were promising in 2013, stagnating sales, depressed income and ongoing structural challenges meant that demand for retail floor space was modest. In addition, the two most highly developed tenant markets, Zurich and Geneva, are still exposed to growing oversupply of office space. Despite the above, during 2014 and 2015, market values on direct investments generally continued to rise, mainly due to low interest rates, and lack of investment alternatives, but have been stable during 2016, 2017, 2018 and throughout 2019. As this was accompanied by moderate demand for rents and stability in rental prices, the overall yields on such investments have decreased further. During 2015 throughout 2019 and to date, the Swiss Central Bank has set negative interest rates for CHF deposits. This in-turn pushed investors to further invest in the real estate market while looking for investments alternatives to generate positive returns on their investments.

Over the course of 2017, 2018 and 2019, the German real estate market continued its expansion and growth. While the majority of European countries are still suffering from the world economic downturn which have started back in 2008, the German economy and its real estate sector have shown significant signs of improvement supported by a decrease in interest rates and an increase in availability of financing. In addition, an increasing demand by foreign investors also supported the increase in assets value as well as the gradual devaluation of the Euro against the USD which made the German market also appealing for U.S. investors.

Since the outbreak of the Coronavirus, market conditions around the world, including in the areas we operate in have taken a significant downturn, and as of now we still cannot assess the full  impact of the Coronavirus outbreak on our operations.

Our financial income is affected by changes in the 6-month Libor rate, see Item 3.D. “Risk Factors - Risks Relating to the Economy, Our Financial Condition and Shareholdings” above.

In 2016 we were profitable, while in 2015, 2017, 2018 and 2019 we operated at a loss. During 2015, we operated at a loss mainly due to acquisition-related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria. During 2017, 2018, and 2019 we operated at a loss mainly due to equity losses related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2019:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	more than 5 years
Long-Term Debt*	134,317	25,911	13,470	4,896	90,040
Capital Lease Obligations	15,960	285	571	571	14,533
Lease Obligations*	426	145	255	26	-
Bonds*	5,737	2,892	2,845	-	-
Total Contractual Cash Obligations	156,440	29,233	17,141	5,493	104,573

* Excluding interest

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

	Age	Position
Alex Hilman	67	Executive Chairman of the board of directors
Amir Philips	52	Chief Executive Officer
Shlomo (Tom) Wyler	68	Chief Executive Officer of Optibase Inc.
Yakir Ben-Naim	48	Chief Financial Officer
Tali Yaron-Eldar(1)(2)(3)	57	Director
Danny Lustiger(1)(3)	52	Director
Haim Ben-Simon(1)(2)(3)	63	Director
Reuwen Schwarz	43	Director

(1)	Member of our audit committee, financial statements review committee and nominating committee.
(2)	External director.
(3)	Member of our compensation committee.

On December 31, 2019, our shareholders approved the re-election of Alex Hilman, Danny Lustiger and Reuwen Schwarz as directors of the Company and the election of Ms. Tali Yaron Eldar and Mr. Haim Ben-Simon as our external directors.

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

Haim Ben-Simon joined our board of directors in December 2019. Mr. Ben-Simon has served in various senior positions in private companies, including as the Chief Executive Officer of Sodexo B&R Israel Ltd. and as the Chief Executive Officer and Chief Financial Officer of Cibus Business Meals Ltd. Mr. Ben-Simon currently serves as a director and strategic advisor in Sodexo B&R Israel Ltd. Mr. Ben-Simon holds a B.A. degree in Economics and Statistics from the Hebrew University and an M.B.A. specializing in finance and business from the Hebrew University.

Tali Yaron-Eldar joined our board of directors in January 2020. Ms. Yaron-Eldar is an Israeli attorney specializing in taxation and is the co-founder of Yaron-Eldar, Paller, Schwartz & Co., Law Offices, a boutique firm specializing in tax law. Ms. Yaron-Eldar further serves as a director in various Israeli public companies. From 2004 until 2007, Ms. Yaron-Eldar was a partner at two law offices in Israel. Between January 2004 and January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company, and from 1998 until 2004, also served in various senior roles in the Israeli Tax Authority, including as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel for a period of two years. Ms. Yaron-Eldar holds an LL.B. degree from Tel Aviv University and an M.B.A. specializing in finance from Tel Aviv University. Ms. Yaron-Eldar is also a member of the Israeli Bar Association.

6.B. COMPENSATION

The compensation terms for the Company’s directors and officers is derived from their employment and services agreements and comply with our compensation policy for Executive Officers and Directors as last approved by the Company’s shareholders on February 14, 2019, as amended on February 18, 2020, or the Compensation Policy.

The table and summary below outline the compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2019. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2019.

Name and Position of director or officer	Salary or Monthly Payment (1)	Value of Social Benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
	(U.S. dollars in thousands)
Amir Philips, Chief Executive Officer (5)	254	70.6	-	-	38.1	362.7
Shlomo (Tom) Wyler, Chief Executive Officer of Optibase Inc. (6)	220	-	-	-	11.5	231.5
Yakir Ben-Naim, Chief Financial Officer (7)	127.3	42.9	-	-	5.6	175.8
Alex Hilman, Executive Chairman of our board of directors (8)	78.8	-	-	-	-	78.8
Reuwen Schwarz, Director (9)	53.7	-	-	-	5	58.7

(1)
“Salary” means yearly gross base salary with respect to our Executive Officers (Mr. Philips, Mr. Wyler and Ms. Ben-Naim). “Monthly Payment” means the aggregate gross monthly payments with respect to the members of our board of directors (Mr. Hilman and Mr. Schwarz) for the year 2019.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of amounts recognized as share-based compensation (options and restricted shares) expense on our financial statements for the year ended December 31, 2019.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), telephone, basic health insurance, and holiday presents.

(5)
Mr. Philips’ employment terms as our Chief Executive Officer provide that Mr. Philips is entitled to a monthly base gross salary of NIS 75,000 (approximately $21,000). Mr. Philips is entitled to 24 vacation days, convalescence pay of 10 days and sick days in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of 6 months. During such advance notice period, Mr. Philips will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Mr. Philips is also entitled to bonus payments in accordance with the Compensation Policy.

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

(7)
Ms. Ben-Naim’s employment terms as our Chief Financial Officer provide that Ms. Ben-Naim is entitled to a monthly base gross salary of NIS 37,800 (approximately $11,000). Ms. Ben-Naim is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits including communication expenses. In addition, Ms. Ben-Naim is entitled to reimbursement of car-related expenses from us. Ms. Ben-Naim’s employment terms include an advance notice period of three months. During such advance notice period, Ms. Ben-Naim may be entitled to all of the compensation elements, and to the continuation of vesting of her options or restricted shares, if granted.

(8)
The compensation terms of Mr. Hilman as the Executive Chairman of our board of directors were approved by our shareholders on October 19, 2009. For details on Mr. Hilman’s compensation terms, including options and restricted shares granted to him, see Item 7.B. “Related Party Transactions”, below.

(9)
Mr. Reuwen Schwarz entered into a service agreement with us, for the provision of real estate related consulting services to us, our subsidiaries and affiliates. Such agreement, including the compensation terms of Mr. Schwarz in consideration for the services under the agreement, were approved by our shareholders on December 19, 2013, on December 29, 2016 and on December 31, 2019. For further details see Item 7.B. “Related Party Transactions”, below.

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

As of March 20, 2020, our directors and executive officers beneficially owned 205,865 ordinary shares of the Company (of which 46,640 ordinary shares were held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, vested as of March 20, 2020 or within 60 days thereafter). For further information, see Item 6.E. “Share Ownership”.

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

On February 14, 2019 and on February 18, 2020, following the approval by our compensation committee and board of directors, our shareholders approved an amendment to our Compensation Policy which includes clauses allowing us to provide our directors and officers with insurance and indemnification, and to exempt them from liability subject to the terms and conditions set forth by the Companies Law; provided however, that insurance policies purchased under the Compensation Policy comply with all of the following conditions:

❖
the maximum coverage amount under each policy shall not exceed the higher of: (i) $25 million; or (ii) 25% of our shareholders equity (based on our most recent financial statements at the time of approval by our compensation committee) per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

❖	the maximum yearly premium to be paid by us for each policy shall not exceed 5% of the aggregate coverage of such policy;

❖
the purchase of each policy shall be approved by our compensation committee (and, if required by law, by our board of directors) which shall determine that the policy reflects the current market conditions, and it shall not materially affect our profitability, assets or liabilities.

Our Compensation Policy also allows us to purchase "run off" insurance policy for up to seven (7) years, subject to the following:

❖
The limit of liability of the insurer shall not exceed the greater of $25 million or 25% of our shareholders equity (based on the most recent financial statements at the time of approval by the Compensation Committee) per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses;

❖	The annual premium shall not exceed 500% of the last paid annual premium; and

❖
The purchase of such insurance policy shall be approved by the Compensation Committee (and, if required by law, by the board of directors) which shall determine that the insurance policy reflects the current market conditions, and that it shall not materially affect the Company's profitability, assets or liabilities.

We currently have an insurance policy for our directors' and officers' liability, including as directors or officers of our subsidiaries, for the period commencing on December 20, 2019 and ending on December 31, 2020, as approved by our compensation committee and board of directors. The coverage amounts under such policy and the yearly premium to be paid by us for such policy are $19 million and $442,767, respectively. The terms of such policy are in accordance with our Compensation Policy.

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

External Directors

Under the Companies Law, Israeli public companies are required to appoint at least two external directors to serve on their board of directors (following Amendment 27 to the Companies Law all of such external directors are no longer required to be Israeli residents if a company's shares are listed on a foreign stock exchange, such as our Company). On December 31, 2019, our shareholders approved the appointment of Mr. Haim Ben-Simon and Ms. Tali Yaron-Eldar as our external directors for a three-year term commencing on December 31, 2019 and January 31, 2020, respectively. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors, see “Committees of the Board of Directors” below.

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

Pursuant to the Companies Law, an independent director, within the meaning of such term under the Companies Law, can serve for a period of up to 9 years. Nevertheless, regulations promulgated under the Companies Law provide that a company whose shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange Ltd. may re-elect an independent director for additional terms of service if the company’s audit committee and board of directors find that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an independent director is to the benefit of the Company.

Mr. Danny Lustiger serves as our independent director for more than 9 years. On December 31, 2019, following the approval and recommendation of our board of directors and Audit Committee, our shareholders approved the continued service of Mr. Danny Lustiger as a director of the Company for an additional term.

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

The rules of NASDAQ currently applicable to foreign private issuers, such as us, require us to establish an audit committee of at least three members, comprised solely of independent directors. All of the members of the audit committee must be able to read and understand basic financial statements, and at least one member must have experience in finance or accounting, requisite professional certification in accounting or comparable experience or background. The board has determined that each of Ms. Tali Yaron-Eldar and Mr. Haim Ben-Simon is an audit committee financial expert as defined by applicable Securities and Exchange Commission, or the “SEC” or “Commission” regulation. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

The members of our audit committee are Mr. Haim Ben-Simon, Mr. Danny Lustiger and Ms. Tali Yaron-Eldar. These include our two external directors as required under the Companies Law, and we believe that all of the members of our audit committee are independent of management, and satisfy the requirements of Companies Law, the SEC’s rules and NASDAQ rules.

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

The members of our financial statement review committee are Mr. Haim Ben-Simon, Mr. Danny Lustiger and Ms. Tali Yaron-Eldar. These include our two external directors as required under the Companies Law, and we believe that all of the members of our financial statement review committee satisfy with the requirements of the Companies Law.

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

The members of our nominating committee are Mr. Haim Ben-Simon, Mr. Danny Lustiger and Ms. Tali Yaron-Eldari. We believe that all of the members of our nominating committee are independent of management, and satisfy the requirements of the NASDAQ rules.

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

The members of our compensation committee are Mr. Haim Ben-Simon, Mr. Danny Lustiger and Ms. Tali Yaron-Eldar.

Our current compensation policy, or the Compensation Policy, was approved by our shareholders on February 14, 2019 (as amended on February 18, 2020) and is in effect for a period of three years from the date of approval. The Compensation Policy does not, by nature, grant any rights to our directors or officers. The Compensation Policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

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

6.E. SHARE OWNERSHIP

As of March 20, 2020, our current directors and executive officers (eight persons) beneficially owned an aggregate of 205,865 ordinary shares of our Company, of which 46,640 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, vested as of March 20, 2020 or within 60 days. All of our directors or executive officers hold less than 1% of our shares except for Mr. Wyler who holds, to the Company knowledge, approximately 159,218 ordinary, which is approximately 3.06% of the Company's outstanding shares. See Item 7.A. “Major Shareholders” for more information regarding Mr. Wyler's holdings.

Incentive Plans

As of March 20, 2020, we had no outstanding options and/or unvested restricted shares. As of December 31, 2018, and 2019, the number of options reserved for issuance under our plans was 571,260.

As of March 20, 2020, or within 60 days thereafter, an aggregate of 235,790 ordinary shares has been reserved for issuance under the 2006 Plan. As of December 31, 2018, and 2019, the number of restricted shares reserved for issuance under the 2006 Plan was 235,790.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2020 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	4,097,201	78.82%
Shareholding of all directors and officers as a group (eight persons)(3)	205,865	3.96%

(1) Number of shares and percentage ownership is based on 5,216,256 ordinary shares outstanding as of March 20, 2020. Such number excludes 17,895 ordinary shares held by us or for our benefit. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 20, 2020 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.
(2) The information is accurate as of May 29,2019, and based on Amendment No. 6 to Schedule 13D filed with the SEC on May 29, 2019, by The Capri Family Foundation. According to such Amendment No. 6 to Schedule 13D, Capri directly owns 4,097,201 of our ordinary shares. The core activity of Capri is the holding of investments. In addition, the beneficiaries of Capri are the children of Mr. Tom Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.
(3) Includes 159,225 ordinary shares, of which 46,640 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have vested on March 20, 2020 or within 60 days thereafter. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares.

Significant changes in the ownership of our shares

The following table specifies significant changes in the ownership of our shares held by The Capri Family Foundation. This information is based on Schedules 13D filed by The Capri Family Foundation during the period beginning on January 1, 2017, regarding ownership of our shares, and to date:

Beneficial Owner	Date of filing	No. Of Shares Beneficially Held

The Capri Family Foundation	May 29, 2019	4,097,201*

*
The information is based on Amendment No. 6 to Schedule 13D filed with the SEC on June 19, 2019, by Capri, in connection with the acquisition of an additional 300,917 ordinary shares by Capri on May 29, 2019, in a private transaction with an unrelated third party at a price of $10.464 per share.

All of our shares have the same voting rights.

On March 20, 2020, registered holders in the United States hold approximately 54% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of us.

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

On May 16, 2016, and following the approval by our audit committee, compensation committee and board of directors, our shareholders approved the compensation terms of Mr. Wyler, for his service as Chief Executive Officer of our subsidiary Optibase Inc. According to the terms approved by our shareholders, Mr. Wyler serves as Chief Executive Officer of Optibase Inc. and is responsible for the implementation of our strategy in North America, recognizing new local opportunities, forming strategic alliances and overseeing the ongoing management of our current U.S. real estate portfolio. The yearly gross base salary in consideration for Mr. Wyler's services as Chief Executive Officer of Optibase Inc. was set at $200,000 for a full time position as well as reimbursement of health insurance expenses of up to $24,000 per year, and including reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $50,000 per year. On February 14, 2019, following the approval by our compensation committee, audit committee and board of directors, our shareholders approved an extension for a three-year term, of our engagement with Mr. Wyler's, including an adjustment to his compensation terms, in a manner that Mr. Wyler's annual gross base salary was set at $220,000 for a full time position, as of January 1, 2019.

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

On May 16, 2016, our shareholders approved, following the approval by our compensation committee and board of directors, certain amendments to the compensation terms of Mr. Philips and the grant of special bonus as follows: (a) Mr. Philips' monthly gross base salary was updated to NIS 65,000 for a full time position, as of January 1, 2016 and would increase to NIS 75,000 as of January 1, 2017; and (b) Mr. Philips was awarded a special bonus in the amount of NIS 120,000. On February 14, 2019, our shareholders approved, following the approval by our compensation committee and board of directors, an extension of the engagement with Mr. Philips to an unlimited period. As such Mr. Philips’ monthly base gross salary is NIS 75,000 (approximately $20,800), and he is entitled to 24 vacation days, convalescence pay of 10 days and sick days in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of 6 months. During such advance notice period, Mr. Philips is entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Mr. Philips is also entitled to bonus payments in accordance with the Compensation Policy.

On December 31, 2019, and following the approval by our audit committee and board of directors, our shareholders approved an extension of the service agreement (which was originally signed on December 13, 2013 and extended on December 29, 2016), between the Company and Mr. Schwarz, currently serves also as a member of our board of directors, for the provision of real estate related consulting services to us, our subsidiaries and affiliates. Mr. Schwarz is a relative of the beneficiaries of Capri, our controlling shareholder. According to term of the service agreement with Mr. Schwarz, he will provide us with real estate related consulting services, including: (i) searching, introducing and advising us on real estate transactions, (ii) advising and negotiating with banks and financing institutions, (iii) advising us on our financing agreements, all as requested by us from time to time and at our sole discretion. Such services will be provided by Mr. Schwarz at the request of the Company. Mr. Schwarz will render such services faithfully and diligently for the benefit of the Company and will devote all necessary time and attention for the performance of the services. Mr. Schwarz will also use his best efforts to implement the policies established by us in the performance of such services. In consideration for such services, we will pay Mr. Schwarz a monthly fee of EURO 4,000 (approximately $5,350) plus applicable value added tax (if applicable). Mr. Schwarz will also be reimbursed for expenses incurred as part of the services provided by him which shall not exceed EURO 12,000 (approximately $16,060) per year. In the event the service agreement with Mr. Schwarz is terminated during a certain month, Mr. Schwarz will be entitled to a pro rata fee based on the number of days that has lapsed until the termination date of the service agreement. Mr. Schwarz may either provide the services by himself or through a corporation under his control, provided that the consideration under the service agreement remains unchanged. The service agreement with Mr. Schwarz will be in effect retroactively from November 1, 2019 for a period of three years. Each of Mr. Schwarz and us may terminate the service agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the services provided by him under the agreement (unless we have instructed him otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for cause.

On December 31, 2019, our shareholders approved the appointment of Ms. Tali Yaron-Eldar and Mr. Haim Ben-Simon as external directors of the Company for a three-year term commencing on January 31, 2020 and on December 31, 2019, respectively, including the compensation terms for their service as external directors of the Company, in the compensation terms specified in Item 6.B. “Compensation” above.

In March 2017, our audit committee and board of directors approved, the receipt of a loan from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017. In May 2018 and in November 2019, the parties entered into amendments to the Loan's agreement. For further details see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” above.

On December 31, 2019, our shareholders approved, following the approval by our audit committee and board of directors, an extension to the lease agreement signed on December 29, 2016, with an affiliate of Capri, or the Tenant. The lease will be in effect for a one-year term commencing on January 2, 2020, which will be automatically extended by a one-year term and up to a total of three years. The Tenant may decide not to extend the lease agreement provided that it has given notice to that effect to the Company at least 45 days before the end of each year. The monthly rent to be paid by the Tenant to the Company is $26,522.50, including sales tax. The Rent will be increased by 3% every year.

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

Commercial Office Building in Philadelphia

On October 12, 2012, following the approval of our audit committee and board of directors, and the approval of our shareholders during an annual general meeting of our shareholders held on August 16, 2012, our wholly-owned subsidiary, Optibase 2 Penn, LLC, became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership, or the Partnership, which acquired an approximately 20% indirect beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, or the 2 Penn Property, and entered into the Limited Partnership Agreement of the Partnership, or the 2 Penn LPA. As of December 31, 2019, the Company indirect beneficial interest in the 2 Penn Property is 22.16%.

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

The Partnership owns a beneficial interest in the owner of the 2 Penn Property by being issued a 85.76% partnership interest in Two Penn Investor LP, a Pennsylvania limited partnership, or the 2 Penn Investor, which acquired 88% (As of December 31, 2019 - 99%) of the limited partnership interests in Crown Two Penn Center Associates Limited Partnership, or the Property Owner, and Two Penn General LLC from Crown Penn Associates, L.P., or Crown Penn. Two Penn General LLC, a Delaware limited liability company controlled by Mr. Alex Schwartz acquired a 1% general partner interest in the Property Owner from Two Penn Center GP Corp., a Pennsylvania corporation, or the Existing General Partner, for the aggregate sum of approximately $12.8 million.

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

On June 16, 2019, the District Court denied the motion to approve the filing of the derivative claim.

On September 22, 2019, the Applicants filed an appeal to the District Court's decision to the Supreme Court. On February 20, 2020, the Applicants submitted their written summations and we should file our summations by May 30, 2020. The hearing of the appeal is scheduled to September 23, 2020.

Receipt of a Claim in Connection with an Option Agreement

On March 6, 2019, we were notified that Swiss Pro Capital Limited, a company organized under the laws of Switzerland, has filed a legal claim against our subsidiaries, Optibase RE 1 s.a.r.l and Optibase Real Estate Europe SARL pursuant to which Swiss Pro mainly demands the exercise of a granted option to purchase 20% of the shares of Optibase RE 1 s.a.r.l, the owner of the Rümlang property, or the Option, in connection with an option agreement between Swiss Pro and our subsidiaries, dated March 1, 2010, or the Agreement (for further details on the Agreement see Item 10.C. “Material Contracts”).

Swiss Pro alleges that by calculating the formula under the Agreement, the exercise price of the Option is zero, and as such Swiss Pro claims that it holds 20% of the shares of Optibase RE 1 s.a.r.l. as of May 25, 2016, the date on which Swiss Pro has informed our subsidiaries about the exercise of the Option. In addition, Swiss Pro alleges that our subsidiaries be ordered to carry out the actions required for the allotment of the exercisable shares, and demands that Optibase Real Estate Europe SARL be ordered to pay Swiss Pro an amount of CHF 400,000 for additional charges made since the exercise of the Option and its alleged stake in the cash held by Optibase RE 1 s.a.r.l.

On July 29, 2019, our subsidiaries filed a statement of defense, categorically denying the allegations of Swiss Pro, and claiming that the option price reflects what is stated in the Agreement and that, in complete contradiction to Swiss Pro's claims, they did not artificially raise the price of the Option as alleged. The parties were referred to mediation that ended without reaching a settlement. The court is expected to set a preliminary hearing on the claim.

The filing of the legal claim was preceded by an exchange of letters between Swiss Pro and us during 2015 and 2016 in connection with Swiss Pro's claim for the exercise of the Option. We have responded to the allegations then raised by Swiss Pro and rejected them all (see the disclosure of such exchange of letters in our annual reports on Form 20-F for the years 2015 through 2018). We maintain our rejection of Swiss Pro's allegations and believe the legal claim to be without merit.

Receipt of a Claim from Tenant in the CTN Complex

On April 16, 2015, our subsidiary Eldista GmbH, filed a claim to the court in Switzerland in an amount of approximately CHF 1 million (app. $1 million) due to damages and unpaid amounts from a specific tenant. Shortly thereafter, the tenant filed a counterclaim against Eldista GmbH in an amount of approximately CHF 157,000 (app. $171,200) for damages allegedly caused to it. The court suggested the parties to transfer to mediation proceedings which failed. The court handed down a partial judgment on October 31, 2016, dismissing Eldista GmbH's claim (though it had not yet examined the issue of the damages). Eldista GmbH filed an appeal against the judgment, but it was dismissed on June 12, 2017. On May 2, 2018, the court ruled that the damages owned to the tenant amount to CHF 52,916 plus interest 5% as of June 4, 2014. An appeal has been filed by Eldista GmbH but it was dismissed by the supreme court on October 27, 2019. Eldista GmbH was therefore ordered to pay the tenant CHF 52,916 plus interest 5% as of June 4, 2014, as well as additional amount of CHF 17,000 as a participation for the tenant's legal fees.

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

Based on LEM’s submissions filed during the first hearing before the court, LEM is requesting a 20% rent reduction amounting to a capital amount of CHF 3,094,000 for the period starting from February 1, 2012, until June 30, 2017, with 5% moratory interest per year starting from October 23, 2017, corresponding to CHF 154,700 per year, based on the various defects allegedly affecting the rented premises. In addition, LEM is claiming for related damages an amount of CHF 167,721, subject to amplification, with 5% moratory interest per year starting from October 23, 2017, corresponding to CHF 8,386 per year. LEM’s claim for rent reduction was reduced to 10% from July 1, 2017, until repair of the alleged defects or entry into force of the judgment, that is to say a capital amount of CHF 714,000 if considered from July 1, 2017, until December 31, 2019. LEM further demands to be reserved the right to claim the reimbursement of overpaid ancillary fees. A first hearing took place on June 26, 2018, regarding lease matters, and a second hearing took place on November 7, 2018. The next hearing  is not likely to happen before May 2020,. An out-of-court settlement was proposed by LEM’s counsel on May 15, 2019 without prejudice, including the complete withdrawal of LEM’s pending claim in full and final settlement provided that Eldista Gmbh authorizes LEM to stay in the building after the end of the lease for a determined period starting from April 1, 2020 until December 31, 2021 with a reduced rent of 20% justified by the market conditions that would correspond to a capital amount of CHF 1 million approximately. Eldista Gmbh made a counterproposal on August 29, 2019 of CHF 346,311.00 which was refused by LEM on September 9, 2019. LEM made a counterproposal at CHF 700,000.00 plus the right to vacate the premises without any obligation to reinstate, to which Eldista Gmbh did not answer to date focusing on the proceedings.

In addition, LEM filed a new claim against Eldista Gmbh on January 27, 2020. LEM is claiming a first extension of its current lease until December 31, 2021, or until September 30, 2022 at the latest. LEM is also claiming a rent reduction of 16.94% (approximately CHF 40,000 per month) from April 2020 until the end of the extension which corresponds to a total amount of CHF 1,188,750. A first conciliation hearing is appointed on April 29, 2020.

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

ITEM 8.B. SIGNIFICANT CHANGES

On January 27, 2020, a new formal filing of a claim was submitted by LEM against Eldista Gmbh. For further details, see Item 8. “Financial Information - Legal Proceedings”.

On February 11, 2020, Optibase Bavaria had entered into a definitive agreement with an unrelated third party buyer, to sell the German Portfolio. For further details, see Item 10.C. “Material Contracts”.

Since December 2019, we are witnessing the outbreak of novel coronavirus (COVID-19). For more details and possible implications on our business operation, see Item 3.D. “Risk Factors”, under the heading “Risks Relating to the Economy, Our Financial Condition and Shareholdings”.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares are traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. In addition, on April 29, 2015, our ordinary shares were registered for trading on the Tel Aviv Stock Exchange under the symbol OBAS.

On March 20, 2020, the reported closing sale price of our ordinary shares on The NASDAQ Global Market was $10.05 per share and on the Tel Aviv Stock Exchange was NIS 34.01 per share.

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

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,216,256 ordinary shares were issued and outstanding as of March 20, 2020. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

On February 14, 2019, and following the approval by our compensation committee and our board of directors, our shareholders approved a new compensation policy and such policy is in affect for a 3-year term. On February 18, 2020, following the approval by our compensation committee and our board of directors, our shareholders approved an amendment to compensation policy with respect to the maximum aggregate annual premium payable for directors’ and officers’ liability insurance.

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

Sale of our German Commercial Properties Portfolio

On February 11, 2020, our wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, or Optibase Bavaria, had entered into a definitive agreement with an unrelated third party buyer, or the Buyer, to sell the German Portfolio.

Purchase Price

The total purchase price paid by Buyer at the closings of the transaction, is EUR 35 million (app. $38.9 million), or the Purchase Price.

Properties

In general, the German Portfolio, which represents a homogenous retail portfolio in established retail locations, has approximately 37,000 square meters of total rental space and currently generates annual net rental income of more than EUR 2.9 million (approximately $3.2 million). The properties have an average occupancy rate of more than 97% of the total rental area, and an average remaining lease term of approximately seven years.

Closing

The closing of the transaction is subject, among other things, to customary conditions, including (i) the waiver of a right of first refusal by the main tenant; and (ii) the waiver by the local municipalities of their right of first refusal on each of the properties. The exercise of the right of first refusal in regard to certain properties, will not affect the closing of the transaction with respect to the other properties.

The closing will be conducted in tranches with respect to certain groups of properties and is expected to occur over the course of second and third quarters of 2020.

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

Excess Tax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 649,560 for 2019 (and as of 2018, the additional tax was on annual income exceeding NIS 641,880), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Other Income Tax

Taxable income of the Company's subsidiary in Luxemburg, Switzerland, Germany and the United States is subject to federal tax at the rate of approximately 29%, 24%, 16% and 21% respectively in 2019.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Most of our revenues are generated in CHF but a portion of our expenses is incurred in NIS, EUR and in U.S. dollars. Therefore, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.

The inflation rate in Israel was approximately 0.4%, 0.8% and 0.6% in 2017, 2018 and 2019, respectively. The changes of the NIS against the dollar was an appreciation of approximately 9.8% in 2017, and a devaluation of approximately 8.1% in 2018, and an appreciation of approximately 10.9% in 2019. The change of the CHF against the dollar was an appreciation of approximately 4.4% in 2017, and a devaluation of approximately 0.8% in 2018 and an appreciation of approximately 1.4% in 2019. The change of the Euro against the dollar was an appreciation of approximately 13.7% in 2017, a devaluation of approximately 4.5% in 2018 and a devaluation of approximately 2.1% in 2019.

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

Investments Risks

As of December 31, 2019, our available net cash was $12.6 million. As of December 31, 2019, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that each of Ms. Tali Yaron-Eldar and Mr. Haim Ben-Simon is an “audit committee financial expert” and that each of them is independent under the applicable Securities and Exchange Commission and NASDAQ listing rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for our employees, including our chief executive officer and senior financial officers. The Code of Business Conduct and Ethics is attached as Exhibit 11.1 to this annual report, and published on our website in the address: http://www.optibase-holdings.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2019, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young in Switzerland and in the United States, to Optibase in 2018 and 2019 (in thousands of dollars):

	2018	2019
Audit fees (1)	107	112
Audit-related fees (2)	5	5
Tax fees (3)	43	38
Total	155	155

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

During 2018 and 2019, our audit committee approved all the audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in Switzerland and in the United States.

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

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1. The financial statements of 300 RIVER HOLDINGS, LLC are also provided pursuant to Rule 3-09 of Regulation S-X.:

Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income	F-6
Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F-44

Consolidated Financial Statements	Page
Consolidated Financial Statements of 300 RIVER HOLDINGS, LLC	F-44 –F-58

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

 - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accountig Firm

To the Shareholders and Board of Directors of

Optibase LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optibase Ltd. and its subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements”). In our opinion, the consolidate financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of 300 RIVER HOLDINGS LLC ,an associate accounted for using the equity method, amounted to approximately $ 4,407 thousand as of December 31, 2019, and the Company's share in its net loss amounted to approximately $ 4,859 thousand for the year ended December 31, 2019. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for 300 RIVER HOLDINGS LLC, is based solely on the report of the other auditor.

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
Tel-Aviv, Israel
April 1, 2020

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,564	$13,836
Restricted cash	32	31
Trade receivables (net of allowance for doubtful accounts of $ 285 and $ 207 at December 31, 2019 and 2018, respectively)	536	427
Other accounts receivable and prepaid expenses	628	320
Property held for sale	29,727	-

Total current assets	43,487	14,614

LONG-TERM INVESTMENTS:

Long-term deposits	2,678	2,477
Right-of-use assets	376	-
Investments in companies and associates	11,657	14,377

Total long-term investments	14,711	16,854

PROPERTY AND OTHER ASSETS, NET

Real estate property, net	181,109	212,349
Other assets, net	-	141

Total property, equipment and other assets	181,109	212,490

Total assets	$239,307	$243,958

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2019	2018
CURRENT LIABILITIES:
Current maturities of long-term loans and bonds	$28,803	$5,788
Other accounts payable and accrued expenses	5,170	4,103
Total liabilities attributed to discontinued operations	2,061	2,061

Total current liabilities	36,034	11,952

COMMITMENTS AND CONTINGENT LIABILITIES

LONG-TERM LIABILITIES:
Deferred tax liabilities	13,801	13,752
Land lease liability, net	6,110	6,134
Lease liabilities	257	-
Other Long-Term Liabilities	-	206
Loan from controlling shareholder	-	2,476
Long-term loans, net of current maturities	108,406	130,806
Long-term bonds, net of current maturities	2,845	5,239

Total long-term liabilities	131,419	158,613

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.65 par value -	994	994
Authorized: 6,000,000 shares at December 31, 2018 and 2017; Issued: 5,216,256 shares at December 31, 2019 and 2018;
Outstanding: 5,198,361 shares at December 31, 2019 and 2018
Additional paid-in capital	138,187	138,187
Treasury shares: 17,895 shares at December 31, 2019 and 2018	(87)	(87)
Other reserves	(428)	(706)
Accumulated deficit	(86,822)	(84,829)

Total shareholders' equity of Optibase Ltd.	51,844	53,559

Non-controlling interests	20,010	19,834

Total shareholders' equity	71,854	73,393

Total liabilities and shareholders' equity	$239,307	$243,958

The accompanying notes are an integral part of the consolidated financial statements.

April 1, 2020
Date of approval of the	Amir Philips	Alex Hilman
financial statements	Chief Executive Officer	Executive Chairman of the Board

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2019	2018	2017

Fixed income from real estate rent	$16,144	$16,608	$16,587

Costs and expenses:
Cost of real estate operations	2,948	2,991	3,057
Real estate depreciation and amortization	4,321	4,317	4,209
General and administrative	3,047	3,500	2,698

Total costs and expenses	10,316	10,808	9,964

Operating income	5,828	5,800	6,623

Other income	722	607	597
Financial expenses, net	(2,630)	(2,882)	(2,769)

Income before taxes on income	3,920	3,525	4,451
Taxes on income	(1,472)	(1,464)	(1,602)
Equity share in losses of associates, net	(2,321)	(2,765)	(1,677)

Net income (loss)	127	(704)	1,172

Net income attributable to non-controlling interest	2,120	2,077	2,295

Net loss attributable to Optibase Ltd.	$(1,993)	$(2,781)	$(1,123)

Net earnings per share:

Basic and diluted net earnings (loss) per share	$(0.38)	$(0.54)	$(0.22)

Weighted average number of shares used in computing basic net earnings per share:	5,186,273	5,185,352	5,180,163

Weighted average number of shares used in computing diluted net earnings per share:	5,186,273	5,185,352	5,180,163

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income (loss)	$127	$(704)	$1,172

Foreign currency translation adjustments	393	(1,052)	3,357
Financial liability related to hedging	137	88	113

Total comprehensive income (loss)	657	(1,668)	4,642

Net earnings attributable to non-controlling interests	(2,120)	(2,077)	(2,295)
Other comprehensive loss (income) attributable to non-controlling interests	(283)	207	(831)

Comprehensive income (loss) attributable to Optibase Ltd.	$(1,746)	$(3,538)	$1,516

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Other reserves	Accumulated deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total shareholders' equity

Balance as of January 1, 2017	993	$138,155	$(87)	$(3,002)	$(80,925)	$55,134	$18,994	$74,128

Stock-based compensation	-	15	-	-	-	15	-	15
Dividend to non-controlling interests	-	-	-	-	-	-	(2,089)	(2,089)
Other comprehensive income	-	-	-	2,639	-	2,639	831	3,470
Equity component of transaction with controlling shareholder	-	-	-	372	-	372	-	372
Net income (loss)	-	-	-	-	(1,123)	(1,123)	2,295	1,172

Balance as of December 31, 2017	993	138,170	(87)	9	(82,048)	57,037	20,031	77,068

Stock-based compensation	-	17	-	-	-	17	-	17
Issuance of shares upon exercise of stock options	1	-	-	-	-	1	-	1
Dividend to non-controlling interests	-	-	-	-	-	-	(2,067)	(2,067)
Other comprehensive income (loss)	-	-	-	(757)	-	(757)	(207)	(964)
Equity component of transaction with controlling shareholder	-	-	-	42	-	42	-	42
Net income (loss)	-	-	-	-	(2,781)	(2,781)	2,077	(704)

Balance as of December 31, 2018	994	138,187	(87)	(706)	(84,829)	53,559	19,834	73,393

Stock-based compensation	-	-	-	-	-	-	-	-
Issuance of shares upon exercise of stock options	-	-	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	(2,227)	(2,227)
Other comprehensive income (loss)	-	-	-	247	-	247	283	530
Equity component of transaction with controlling shareholder	-	-	-	31	-	31	-	31
Net income (loss)	-	-	-	-	(1,993)	(1,993)	2,120	127

Balance as of December 31, 2019	994	$138,187	$(87)	$(428)	$(86,822)	$51,844	$20,010	$71,854

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Net income (loss)	$127	$(704)	$1,172
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,321	4,317	4,209
Stock-based compensation related to options and unvested shares	-	17	15
Increase in trade receivables	(105)	(109)	(112)
Equity share in losses of associates, net	2,321	2,765	1,998
Decrease in deferred tax liabilities	(140)	(173)	(169)
Decrease in land lease liabilities	(106)	(108)	(106)
Increase in lease liabilities	257	-	-
increase in right-of-use assets	(376)	-	-
Decrease (increase) in other accounts receivable and prepaid expenses	(665)	965	(791)
Increase (decrease) in accrued expenses, other accounts payable and other liabilities	1,763	(103)	1,685

Net cash provided by operating activities	$7,397	$6,867	$7,901

Cash flows from investing activities:

Investment in real estate property	(1,109)	(2,764)	(2,195)
Proceeds from (investments in) associates, net	398	414	3,338
Decrease (increase) in other long-term deposits	116	105	265

Net cash provided by (used in) investing activities	$(595)	$(2,245)	$1,408

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities:

Repayment of long-term bank loans and bonds	$(5,958)	$(6,558)	$(8,431)
Dividend paid to non-controlling interests	(2,227)	(2,067)	(2,089)
Proceeds from (repayment of) controlling shareholders' loan	-	(2,500)	5,118

Net cash used in financing activities	(8,185)	(11,125)	(5,402)

Exchange differences on balances of cash and cash equivalents	112	(190)	629

Increase (decrease) in cash and cash equivalents and restricted cash	(1,271)	(6,693)	4,536
Cash and cash equivalents and restricted cash at the beginning of the year	13,867	20,560	16,024

Cash and cash equivalents and restricted cash at the end of the year	$12,596	$13,867	$20,560

(a) Supplemental disclosures of cash flows information:

Cash and cash equivalents	$12,564	$13,836	$20,268
Restricted cash	32	31	292

Total cash and cash equivalents and restricted cash	$12,596	$13,867	$20,560

Net lease liabilities arising from obtaining Right of use assets	$22	$-	$-

(b) Supplemental cash flows activities:

Cash paid during the year for:

Taxes	$1,433	$2,521	$2,744

Interest	$2,320	$2,484	$2,554

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Optibase Ltd. (the "Company") was incorporated and commenced operations in 1990.

The company through its subsidiaries operate in fixed-income real-estate. The company is engaged with purchasing and operating of real estate properties intended for leasing and resale primarily for the purpose of commercial, industrial, office space use as well as for residential purposes.

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

As of December 31, 2019, the Company manages its activity through four active subsidiaries: Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc."), Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, Optibase RES SARL in Luxembourg which was incorporated in June, 2018 and OPCTN SA, a Luxembourg company owned 51% by the Company which was incorporated in February 2011 ("Subsidiaries"), (collectively, the "Group").

b.	Investments in associates:

1.	Retail portfolio in Bavaria, Germany:

On December 18, 2014 the Company through Optibase Bavaria GmbH & Co. KG ("Optibase Bavaria"), entered into a Purchase Agreement with an unrelated third party to acquire a retail portfolio of twenty-seven Commercial properties in, Germany (the "Retail Portfolio in Germany").

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

On June 2, 2015 the first stage of the transaction closing occurred and the Company acquired twenty-five (25) supermarkets in consideration of a purchase price of € 24,000,000 (approximately $ 26,249 as of the purchase date). On July 8, 2015 the Company acquired the two (2) remaining supermarkets for an additional purchase price of € 4,750,000 (approximately $ 5,224 as of the purchase date).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In addition to the purchase price, the Company incurred acquisition costs, including real estate transfer taxes of € 2,075,000 (approximately $ 2,352 during 2015) and presented in the consolidated statements of operations as other operating costs.

The portfolio purchase price has been allocated to real estate properties and other assets, net, in accordance with the Company's accounting policies for business combinations.

The total purchase price was allocated as follows:

Real estate property	$31,399
Other assets, net	74

Total purchase price	$31,473

For details regarding the portfolio definitive sale agreement, see Note 19b.

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

c.
The Company has two major tenants: 18% and 16% of the Company revenues in each of the years ended December 31, 2019, 2018 and 2017. No other tenants accounted for more than 10% of the Company revenues.

For details regarding a dispute with major tenant to which OPCTN's subsidiary, Eldista Gmbh (“Eldista”), see Note 12d(4).

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

The liabilities of the Video activity for the years ended December 31, 2019 and 2018, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	Year ended December 31,
	2019	2018
Liabilities:

Total liabilities attributed to discontinued operations	$2,061	$2,061

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

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

The functional currencies of Optibase's subsidiaries are U.S dollar, CHF and EUR. Assets and liabilities of these subsidiaries are translated at the year-end exchange rates and their statement of operations items are translated using the average exchange rates for all periods presented. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

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

f.	Property:

Real estate properties are stated at cost net of accumulated depreciation. Costs include those related to acquisition, including building improvements.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Building	25 - 63
Buildings' improvements	5 - 20
Condominium units	30

g.	Impairment of long-lived assets, right-of-use assets and intangible assets:

The Group's long-lived assets (assets group) to be held or used, including property and equipment, right of use assets and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" and ASC 350, “Intangibles - Goodwill and other”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of long-lived assets, the Company makes judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of assets or asset groups. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the carrying amount of the assets exceeds the fair value of the assets.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company reviews assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected undiscounted future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2019 and 2018, no impairment losses have been identified.

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

The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2019 and 2018, the Company had outstanding hedging instruments in the amount of $ 68 and $ 206 respectively, which included as of December 31, 2019 in short-term liabilities and as of December 31, 2018 in long-term liabilities, and a outstanding hedging instruments in the amount of $ 458 and $ 313, respectively, which included in long-term Assets.

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

The company is a lessor under non-cancellable operating leases and generates revenues from fixed income real-estate according to ASC 842 which derived from its buildings held through its subsidiaries in Switzerland (Rümlang and Geneva), Germany and Miami FL.

Rental income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the contract conveys the rights to control the use of the asset to the lessee for a period in exchange to considerations.

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

The Company believes that its tax positions are all highly certain of being upheld upon examination. As such, as of December 31, 2019 and 2018 the Company has not recorded a liability for uncertain tax positions.

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

During 2019 and 2018 there were no new grants.

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

Swap instruments are measured at fair value under ASC 820 on a recurring basis as of December 31, 2019 and 2018.

t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

u.	Recently issued and adopted accounting pronouncements:

In February 2016, the FASB issued ASU 2016-02, “Leases” ("ASC 842"), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under the prior guidance (ASC 840). The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 guidance for sales-type leases, direct financing leases and operating leases. The new standard supersedes the previous leases standard, ASC 840, "Leases". The company elected the lessor practical expedient to not separate lease and non-lease components in contract and instead to account for as a single lease component, if certain criteria are met.

The Company adopted the new standard as of January 1, 2019, using the modified retrospective approach. Consequently, prior period balances and disclosures have not been restated. The Company have elected to utilize the available package of practical expedients permitted under the transition guidance within the new standard which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs. The Company included in our balance sheet at adoption an operating right-of-use assets, short term operating lease liabilities and long term operating lease liabilities of $ 463, $ 124 and $ 339, respectively. The standard did not materially impact our net earnings and had no material impact on cash flows. For additional information regarding our accounting for leases, please refer to Note 7.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

New accounting pronouncements not yet effective:

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company do not expect this standard to have a material effect on our consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total
Cost:

At January 1, 2018	$33,874	$188,774	$20,705	$(3,410)	$239,943
Additions	-	2,056	708	(3,208)	(444)

At December 31, 2018	33,874	190,830	21,413	(6,618)	239,499
Additions	-	934	173	1,981	3,088
Reclassification – Property held for sale	(7,559)	(26,178)	-	-	(33,737)

At December 31, 2019	26,315	165,586	21,586	(4,637)	208,850

Accumulated depreciation:

At January 1, 2018	-	21,205	2,114	(102)	23,217
Depreciation charge for the year	-	3,931	392	(390)	3,933

At December 31, 2018	-	25,136	2,506	(492)	27,150
Depreciation charge for the year	-	3,948	392	417	4,757
Reclassification - Property held for sale	-	(4,166)	-	-	(4,166)

At December 31, 2019	-	24,918	2,898	(75)	27,741

Real estate property, net:

At December 31, 2019	$26,315	$144,836	$18,688	$(4,564)	$181,109

At December 31, 2018	$33,874	$165,694	$18,907	$(6,126)	$212,349

Balance of property held for sale is comprised of Retail portfolio in Bavaria, Germany.
For details regarding the portfolio definitive sale agreement , see Note 19b.

Estimated depreciation expenses by years are as follows:

Year	Estimated depreciation expenses

2020	3,497
2021	3,497
2022	3,497
2023 and thereafter	144,303

154,794

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	Above, below market value of in-place leases	Currency translation adjustment	Total
Cost:

At January 1, 2018	$1,209	$(58)	$1,151
Additions	-	-	-
Disposals	(1,062)	(12)	(1,074)

At December 31, 2018	147	(70)	77
Additions	-	(3)	(3)
Reclassification – Property held for sale	(74)	-	(74)

At December 31, 2019	73	(73)	-

Accumulated amortization:

At January 1, 2018	1,081	(70)	1,011
Amortization charge for the year	(6)	(7)	(13)
Disposals	(1,062)	-	(1,062)

At December 31, 2018	13	(77)	(64)
Amortization charge for the year	(19)	4	(15)
Reclassification – Property held for sale	79	-	79

At December 31, 2019	73	(73)	-

Other assets, net:

At December 31, 2019	$-	$-	$-

At December 31, 2018	$134	$7	$141

Intangible assets consist of lease contracts with tenants deriving from the purchase of a building complex in Geneva in 2011 and purchase of retail portfolio in Germany. See Note 1b(1).

Balance of property held for sale is comprised of Retail portfolio in Bavaria, Germany.
For details regarding the portfolio definitive sale agreement , see Note 19b.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018

Prepaid expenses	$113	$32
Income receivable	257	143
Others	258	145

	$628	$320

NOTE 6:-	LONG-TERM DEPOSITS

	December 31,
	2019	2018

Bonds deposit (1)	$1,903	$1,755
Restricted account (2)	232	320
SWAP (3)	458	313
Other	85	89

	$2,678	$2,477

(1)	Bonds deposit of one payment of principal and interest reserves. See Note 11.
(2)	Restricted amount of $ 232 related to the hedging transaction, see details (3) below.
(3)
Hedging of cross currency interest rate swap transaction for the total amount of approximately NIS 34,200,000 at fixed interest rate of 6.7% in exchange for approximately $ 8,700 at fixed interest rate of 7.95% with semi-annually payments commencing on June 2016 through December 2021, the termination date. As of December 31, 2019 the hedging amount is $ 2,906.

NOTE 7:-	LEASES

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification.

The Company has elected the short-term lease exception for leases with a term of 12 months or less. As part of this election it will not recognize right-of-use assets and lease liabilities on the balance sheet for leases with terms less than 12 months.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LEASES (Cont.)

The Company has operating leases for office space and vehicles that expire through 2023.

Below is a summary of our operating right-of-use assets and operating lease liabilities as of December 31, 2019:

December 31,
2019

Operating right-of-use assets	$376

Operating lease liabilities, current	142
Operating lease liabilities long-term	257
Total operating lease liabilities	$398

Operating lease liabilities, current are included within other accounts payable and accrued expenses in the consolidated balance sheet.

Minimum lease payments for our right of use assets over the remaining lease periods as of December 31, 2019, are as follows:

Year ended December 31,

2020	$145
2021	146
2022	109
2023	26

Total undiscounted lease payments	$426

Less: Interest	(28)

Present value of lease liabilities	$398

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2019:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.67
Weighted average discount rate	3.39%

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LEASES (Cont.)

The Company as Lessor:

Future minimum rental payments to be received under operating leases:

Year ended December 31,
Operating Leases
2020	$4,612
2021	1,413
2022	2,539
2023	3,391
2024 and Thereafter	3,438

Total future minimum rentals	$15,393

NOTE 8:-	INVESTMENTS IN COMPANIES AND ASSOCIATES

a.
On October 12, 2012, the Company acquired through its subsidiary beneficial interests in Two Penn Center Plaza in Philadelphia, Pennsylvania. This investment is accounted for using the equity method of accounting as the Company's indirect beneficial interest in Two Penn Center Plaza is 22.16% and therefore is considered to be more than minor.

	December 31,
	2019	2018

Invested in equity	$4,025	$4,025
Distributions	(1,485)	(1,087)
Accumulated net income (loss)	710	486

Total investment	$3,250	$3,424

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INVESTMENTS IN COMPANIES AND ASSOCIATES (Cont.)

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

	December 31,
	2019	2018

Invested in equity	$13,142	$13,142
Accumulated net loss	(8,735)	(6,189)

Total investment	$4,407	$6,953

d.	Investments in associates accounted for using the equity method of accounting:

Summarized data of the financial statements of associates, unadjusted to the Company's percentage of holdings: *)

	December 31,
	2019	2018

Assets	$336,310	$346,267
Liabilities	$461,448	$451,914
Income	$56,941	$44,876
Net loss	$(11,106)	$(14,669)

*)	The information presented does not include excess cost and goodwill.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2019	2018

Employees and payroll accruals	$245	$193
Accrued expenses	2,597	2,165
Government (mainly tax provision)	878	460
Advance tenants payments	504	649
Tenant security deposits	124	125
Trade payables	591	511
Lease liabilities	231	-

Total	$5,170	$4,103

NOTE 10:-    LONG-TERM LOANS

a.
On October 29, 2009, Optibase SARL received a mortgage loan (the "Loan") from a financial institution in Switzerland, in the amount of CHF 18,800,000 for the purpose of purchasing the real estate property located in Rümlang, Switzerland (the "Property"). The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins 0.8%. The financial institution may increase the margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The loans are repaid at a rate of CHF 376,000 per year. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2019, the Company met the required covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2020 (current maturity)	$388

Long-term portion:

2021	388
2022	388
2023	388
2024	388
Thereafter	13,548

Total	$15,100

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-    LONG-TERM LOANS (Cont.)

b.
On October 2011, OPCTN and Eldista entered into a CHF 100,000,000 bank loan refinancing with Credit Suisse for the above mentioned loan. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins, the combined interest margins rate is 0.83%. The loans are repaid at a rate of CHF 2,000,000 per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2019, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2020 (current maturity)	$2,060

Long-term portion:

2021	2,060
2022	2,060
2023	2,060
2024	2,060
Thereafter	76,492

Total	$84,732

c.
Optibase Bavaria negotiated a loan agreement with a Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft ("DG HYP"), for the provision of a senior mortgage loan in the amount of up to Euro 21,000,000 of which the Company utilized Euro 20,474,000. The effective interest rate was closed at 2.15%. The loan is repaid in quarterly installments of EUR 105,000 each, up until April 30, 2020. The terms of the loan includes certain covenants, a debt service cover ratio requirement of between 130% and 110%, and a loan to value requirement of 70% in the first three years and 65% in the fourth and fifth years. As of December 31, 2019, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2020 (current maturity)	$20,694

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-    LONG-TERM LOANS (Cont.)

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

On November 21, 2019 Optibase Inc., prolong the amortization of the outstanding principal balance of the loan in amount of $ 8,903, all terms remain unchanged. The principal of the Loan is amortized on a monthly basis with principal payments of approximately $ 19 per month plus accrued interest until the loan matures on Junuary 4, 2021 when all remaining principal and interest become due and payable. The securities for the Loan include a restricted cash deposit of approximately $ 300. As of December 31, 2019 Loan issuance costs of $ 81 reported in the balance sheet as a direct deduction from the gross amount of the loan and are amortized in accordance with the loan payments. The covenants under the new financing agreement are substantially the same as under the previous loan agreement. As of December 31, 2019, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2020 (current maturity)	$228

Long-term portion:

2021	$8,574

e.	For information regarding a loan received from the controlling shareholder, see note 18b(5).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM BONDS

In August 2015, the Company issued gross amount of NIS 60,000,000 (approximately $ 15,700 as of the issue date) in aggregate principal amount of Series A Bonds bearing annual fixed interest of 6.7% payable in semi-annual installments on June 30 and on December 31 of each of the years 2015 through 2021, commencing on December 31, 2015 and ending on December 31, 2021. The principal will be repaid in semi-annual installments on June 30 and on December 31 of each of the years of 2016 through 2021, commencing on June 30, 2016 and ending on December 31, 2021. The bonds (principal and interest) are not linked to any currency or index.

Debt issuance costs of $ 384 reported in the balance sheet as a direct deduction from the gross amount of the bonds according to Accounting Standards Update, or ASU, 2015-03 issued by the Financial Accounting Standards Board In April 2015. The Company elected to adopt this standard early, effective August 10, 2015. The debt issuance costs are amortized in accordance with the bonds payments. As of December 31, 2019 the unamortized amount of the debt issuance costs is $ 54. The Company is required to meet certain covenants under this bonds. As of December 31, 2019, the Company met these covenants.

Maturities of the bonds by years are as follows:

Year ended December 31,

2020 (current maturity)	$2,892

Long-term portion:

2021	2,845

Total	$2,845

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Assets pledged as collateral:

As collateral for the Company's loan mortgages, a fixed pledge has been placed on the Company's subsidiaries in Luxemburg shareholders' equity. See Note 10a.

b.	Israel Innovation Authority commitments:

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2019, the Company has sufficient provisions to cover the expected outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations as the Company has no further obligation to pay royalties on revenues generated by the Video Activity subsequent to its sale.

c.
In June 2017, Aberdeen Associates LLC, a Delaware limited liability company, extended a $ 7,000, 5-year fixed-rate loan facility (the “Loan Facility”) to the Company’s subsidiary, Optibase Inc. secured by a pledge of 100% of its membership interest in Optibase Chicago 300, LLC. The Loan Facility will bear interest at an annual rate of 5% of the amount drawn, and is compounded and paid quarterly until the maturity on June 1, 2022. As of December 31, 2019, the Company has not drawn down any funds under the Loan Facility.

d.	Legal claims and contingent liabilities:

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

On May 29, 2017 the Company's controlling shareholder submitted an expert opinion as a response to the expert opinion submitted by the Applicants.

The first cross-examination hearing was held on October 31, 2017, and additional hearings were held on November 19, 2017, December 5, 2017, February 25, 2018, October 7, 2018, December 2, 2018 and December 18, 2018.

On June 16, 2019, the District Court denied the motion to approve the filing of the derivative claim.

On September 22, 2019, the Applicants filled an appeal to the District Court's decision to the Supreme Court. On February 20, 2020, the applicants submitted their written summations and the Company should file its summations by May 30, 2020. The hearing of the Appeal is scheduled to September 23, 2020.

At this stage the Company cannot provide an assessment as to the chances of the claim and the exposure to the Company.

2.
On March 6, 2019, the Company has  notified that Swiss Pro Capital Limited, a company organized under the laws of Switzerland, has filed a legal claim against the Company's subsidiaries, Optibase RE 1 s.a.r.l and Optibase Real Estate Europe SARL. The matter of the claim is an option agreement signed between the parties on March 1, 2010, whereby the plaintiff was given the option for 8 years to purchase 20% of the shares of Optibase RE1, which holds a building in Switzerland, at a price to be calculated on the option exercise date according to a formula set forth in the agreement. In the statement of claim, it is claimed that starting at the end of 2014, the plaintiff approached the Company to check the possibility of exercising the option. Accordingly, the plaintiff requested to get data about the property in order for it to be able to check the updated option price. According to the plaintiff, after it was ignored by the Company, the option price as finally presented by the Company does not reflect the correct option price in accordance with the intent of the parties to the agreement and in accordance with the formula specified therein, and the Company artificially raised the option price.

Thus, according to the plaintiff, for the price of the options to be without financial merit, Optibase REE did not draw dividends available for distribution from Optibase RE1. In addition, the Company did not refinance the property, and even imposed excess management expenses and other unnecessary expenses on Optibase RE1.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The plaintiff claims that the correct option exercise price, and as it was actually exercised on May 25, 2016, is zero Swiss Francs, and it seeks for the court to issue a declaratory order under which it is entitled to receive 20% of the shares of Optibase RE1 at a price of zero Swiss Francs, and to issue orders to remove the discrimination, including that the Company must pay the plaintiff a sum of 400,000 Swiss Francs. On July 29, 2019 the Companies filed a statement of defence.

The Company categorically deny the allegations raised in the statement of claim, and claim that the option price as given over by them reflects what is stated in the option agreement and that, in complete contradiction to the plaintiff's claims, they did not artificially raise the price of the option as alleged.

The parties were referred to mediation that ended without reaching a settlement. The court is expected to set a preliminary hearing on the claim.

At this stage the Company cannot provide an assessment as to the chances of the claim.

3.
On April 16, 2015, the Company's subsidiary Eldista GmbH, filed a claim to the court in Switzerland in an amount of CHF 961,000 due to damages and unpaid amounts from a specific tenant. Shortly thereafter, the tenant filed a counterclaim against Eldista GmbH in an amount of CHF 157,000 for damages allegedly caused to it. The court suggested the parties to transfer to mediation proceedings which failed. The court handed down a partial judgment on 31, October 2016, dismissing Eldista GmbH's claim (though it had not yet examined the issue of the damages). Eldista GmbH filed an appeal against the judgment, but it was dismissed on June 12, 2017. On May 2, 2018, the court ruled that the damages owned to the tenant shall amount to approximately CHF 53,000 plus interest 5% as of June 4, 2014. An appeal has been filed and is currently pending before the supreme court. Should the supreme court confirm the first judgment, Eldista GmbH will most likely have a counterclaim against the former real estate agency that was managing the CTN Complex, although there is also a possibility that a judge would consider that the latter committed no breach or that only a portion of the damage can be recovered by the agency.

On October 27, 2019 the judgment which dismissed the apal filed by Eldista. Eldista was therefore ordered to pay the tenant CHF 53,000 plus interest 5% as of June 4, 2014, as well as an amout of CHF 17,000 as a participation for the tenant legal fees. These amounts were paid in Junuary and February 2020.

4.
On March 1 2017, the Company's subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or LEM, regarding the deposit of the monthly rent for March 2017 amounting to approximately CHF 279,000 vat inclusive with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission. LEM claims that there are serious defects affecting the rented premises, which merit LEM with a reimbursement of approximately CHF 2,400,000 ((excluding VAT) as well as approximately CHF 69,000 as indemnification for consequential damages for the years 2014 and 2015. LEM also reserves its claims regarding damages suffered before year 2014.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On April 5, 2017 LEM withdrew the deposit of the monthly rent for March 2017 with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva and released the amount to the Company. Thus, paying the full payment of the rent.

Based on LEM’s submissions filed during the first hearing before the court, LEM is requesting a 20% rent reduction amounting to a capital amount of CHF 3,094,000 for the period starting from  February 1, 2012, until June 30, 2017, with 5% moratory interest per year starting from October 23, 2017, corresponding to approximately CHF 154,000 per year, based on the various defects allegedly affecting the rented premises. In addition, LEM is claiming for related damages an amount of approximately CHF 168,000, subject to amplification, with 5% moratory interest per year starting from October 23, 2017. LEM’s claim for rent reduction was reduced to 10% from July 1, 2017, until repair of the alleged defects or entry into force of the judgment, that is to say a capital amount of approximately CHF 714,000 if considered from July 1, 2017, until December 31, 2019. LEM further demands to be reserved the right to claim the reimbursement of all ancillary costs paid in axcess to Eldista, without however indicating any amount to support its claim.

A first hearing took place on June 26, 2018, before the first instance court for lease matters, and a second hearing took place on November 7, 2018.

Following an appeal filed by Eldista on September 12, 2019 against a procedural ordinance of the court rendered on August 30, 2019 regarding the non limitation of the scope of the investigation phase contrarily to Eldista's request in this respect to accelerate the duration of the proceedings, followed by an appeal with the Swiss Supreme Court filed on  February 21, 2020, a decision (expected to be negative given the restrictive conditions applying for such appeal) is expected from the Swiss Supreme Court for the next weeks.

The change of President that took place in August 2019, and the appeals made in September 2019 and February 2020 by Eldista, did not accelerate the starting of the proceedings and would thus postpone the possible risk of Eldista of being condemned to pay LEM the requested amounts.

An out-of-court settlement was proposed by LEM’s counsel on May 15, 2019 without prejudice, including the complete withdrawal of LEM’s pending claim in full and final settlement provided that Eldista authorizes LEM to stay in the building after the end of the lease for a determined period starting from 1st April 2020 until December 31, 2021 with a reduced rent of 20% justified by the market conditions that would correspond to a capital amount of CHF 1,000,000 approximately.

Eldista made a counterproposal on August 29,  2019 of CHF 346,000 which was refused by LEM on September 9, 2019. LEM made a counterproposal at CHF 700,000 plus the right to vacate the premises without any obligation to reinstate, to which Eldista did not answer to date focusing on the proceedings.

For further details regarding new litigation between Eldista and LEM see note 19a.

As of December 31, 2019, the Company has sufficient provisions to cover the expected outcome of this claim.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-    FAIR VALUE MEASUREMENTS

a.	Recurring fair value measurements:

The fair value of the interest rate swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using interest rate pricing models and observable inputs.

As of December 31, 2019 and 2018, the Company has an interest rate swap agreements for Optibase Bavaria loan. The fair value of the interest rate swap consisted of a liability of $ 68 and $ 206, respectively, as of December 31, 2019 is included in short-term liabilities and as of December 31, 2018 is included in long term liabilities, and the net unrealized income on the Company interest rate swap is included in accumulated other comprehensive loss.

The fair value of the currency swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using currency rate pricing models and observable inputs.

As of December 31, 2019 and  2018, the Company has a currency rate swap agreements for Optibase Series A bonds. The fair value of the currency rate swap consisted of an assets of $ 458 and $ 313, respectively.

b.	Valuation methods:

In accordance with ASC 820, the Company measures its interest rate swap derivative instruments at fair value using the market approach valuation technique. The fair value of interest rate swap derivative instruments is classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices.

NOTE 14:-    TAXES ON INCOME

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

NOTE 14:-    TAXES ON INCOME (Cont.)

b.	Corporate tax rates:

Israeli companies are generally subject to corporate tax on their taxable income. As of 2019 and 2018 the corporate tax rate is 23% (in 2017 and 2016, the corporate tax rate was 24% and 25%, respectively).

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

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States may be subject to the following statutory federal (approximate) tax rates:

	Year ended December 31,
	2019	2018	2017

Luxemburg	29%	29%	29%
Switzerland	24%	24%	24%
United States	21%	21%	34%
Germany	16%	16%	16%

c.	Tax assessments:

The Company has final tax assessments in  Israel through the tax year 2014.

d.	Deferred tax assets and liabilities:

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-    TAXES ON INCOME (Cont.)

Significant components of the Company and its subsidiary deferred tax assets are as follows:

	December 31,
	2019	2018
Deferred tax assets:
Net Operating losses and other temporary diffs.	$28,941	$25,892
Lease provision	1,466	1,472
Other	193	196

Deferred tax assets	30,600	27,560

Deferred tax liabilities:
Land	(5,437)	(5,362)
Building	(10,020)	(10,058)
Other	(3,331)	(2,571)

Deferred tax liabilities	(18,788)	(17,991)

Valuation allowance	(25,613)	(23,321)

Deferred tax liabilities, net	$(13,801)	$(13,752)

e.	Net operating losses carry-forward:

Through December 31, 2019, Optibase Ltd. had net operating losses carry-forward for tax purposes in Israel of approximately $ 66,000 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2019, Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 53,000 that can be carried forward and offset against taxable income for 20 years, no later than 2039. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S deferred tax assets.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2019	2018	2017

Income before taxes as reported	$3,920	$3,525	$4,451

Theoretical tax benefit computed at the statutory rate 23% for the years 2019 and 2018 and 24% for 2017	902	811	1,068
Income tax at rate other than the Ltd. statutory tax rate	101	52	(226)
Tax adjustments in respect of currency translation	7	2	33
Adjustment of deferred tax balances following a decrease in statuary tax rates	-	-	4,225
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	465	446	(3,600)
Taxes for previous years	(40)	47	(80)
Other non-deductible expenses	37	106	182

Income tax expense	$1,472	$1,464	$1,602

g.	Income before taxes on income consists of the following:

	Year ended December 31,
	2019	2018	2017

Domestic	$(179)	$(2,515)	$(84)
Foreign	4,099	6,040	4,535

	$3,920	$3,525	$4,451

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

h.	Income tax expenses are comprised as follows:
	Year ended December 31,
	2019	2018	2017

Current	$1,612	$1,637	$1,771
Deferred	(140)	(173)	(169)

	$1,472	$1,464	$1,602

Domestic	$-	$-	$-
Foreign	1,472	1,464	1,602

	$1,472	$1,464	$1,602

NOTE 15:-	SHAREHOLDERS' EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999 and on the Tel Aviv Stock Exchange Ltd. Since April 2015.

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Stock options:

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

The total number of options available for future grants as of December 31, 2019 was 571,260.

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

As of December 31, 2019 an aggregate sum of 235,790 ordinary shares has been reserved for issuance under the 2006 Plan, respectively.

d.
The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2019, 2018 and 2017. During 2019 and there were no new grants.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	FINANCIAL EXPENSES, NET

Financial income (expenses):

	Year ended December 31,
	2019	2018	2017

Interest	$(2,546)	$(2,827)	$(3,143)
Re-measurement of derivatives	188	(562)	616
Foreign currency translation adjustments	(272)	507	(565)
Other	-	-	323

	$(2,630)	$(2,882)	$(2,769)

NOTE 17:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company activity). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following present total revenues for the years ended December 31, 2019, 2018 and 2017 and real estate property net as of December, 31, 2019, 2018 and 2017:

	2019		2018		2017
		Real estate		Real estate		Real estate
	Total revenues	property, net	Total revenues	property, net	Total revenues	property, net

Switzerland	$11,975	$162,422	$12,322	$162,706	$12,288	$165,981
Germany(*)	3,180	-	3,261	30,736	3,268	32,152
United States	989	18,687	1,025	18,907	1,031	18,593

	$16,144	$181,109	$16,608	$212,349	$16,587	$216,726

(*) For details regarding the portfolio definitive sale agreement , see Note 19b.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Controlling shareholders:

To the Company's knowledge there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company. To the best of The Company's knowledge, the Company's controlling shareholder, the Capri Family Foundation, holds approximately 79% of the Company's ordinary shares.

b.	Related party transactions:

1.
On December 19, 2013, and following the approval of the Company's audit committee, compensation committee, board of directors, and the Company's shareholders the Company approved the compensation terms of Mr. Shlomo (Tom) Wyler, for his service as Chief Executive Officer of the Company's subsidiary Optibase Inc. The yearly gross base salary will be $ 170 as well as reimbursement of health insurance expenses of up to $ 24 per year, and including reimbursement of reasonable work-related expenses incurred up to $ 50 per year. On May 16, 2016, following the approval by the Company's compensation committee, audit committee and board of directors, the Company's shareholders approved an amendment to Mr. Wyler's compensation terms in a manner that Mr. Wyler's annual gross base salary shall be $ 200 for a full time position, as of January 1, 2016, as well as reimbursement of health insurance expenses of up to $ 24 per year, and including reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $ 50 per year. On February 14, 2019, following the approval by the Company's compensation committee, audit committee and board of directors, the Company's shareholders approved an extension for a 3 year term, of the engagement with Mr. Wyler's, including an adjustment to his compensation terms, in a manner that Mr. Wyler's annual gross base salary was set at $ 220 for a full time position, as of January 1, 2019.

2.
On December 19, 2013, and following the approval Of the Company's audit committee, board of directors, and the Company's shareholders approved the a service agreement between the Company and Mr. Reuwen Schwarz, currently serves also as a member of the Company's board of directors, who is a relative of the beneficiaries of Capri, the Company's controlling shareholder, for the provision of real estate related consulting services in consideration for a monthly fee of € 4,000 plus applicable value added tax (if applicable) and reimbursement for expenses incurred up to € 12,000 per year. On December 29, 2016, and following the approval by the Company's audit committee and board of directors, the Company's shareholders approved the extension of Mr. Schwarz' service agreement, which will be in effect retroactively from November 1, 2016 for a period of three years. On December 31, 2019, and following the approval by the Company's audit committee and board of directors, the Company's shareholders approved the extension of Mr. Schwarz' service agreement, which will be in effect retroactively from November 1, 2019 for a period of three years. Each of Mr. Schwarz and the Company may terminate the service agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the services provided by him under the agreement (unless the Company have instructed him otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for cause.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS (Cont.)

3.
On October 22, 2014, following the approval by the Company's audit committee and board of directors the Company's shareholders approved the entrance into a registration rights agreement with Mr. Shlomo (Tom) Wyler and Capri, for the filing of a registration statement in order to register for resale all of the Company's Ordinary shares held by them. As of December 31, 2019 registration has not been implemented yet.

4.
On December 29, 2016, the Company's shareholders approved, following the approval by the Company's audit committee and board of directors, a new lease agreement to be entered into with an affiliate of Capri, or the Tenant. The new lease will be in effect for a one-year term commencing on January 2, 2017, which will be automatically extended by a one-year term and up to a total of three years. On December 31, 2019, the Company's shareholders approved, following the approval by the Company's audit committee and board of directors, the extantion of the lease agreement. The new lease will be in effect for a one-year term commencing on January 2, 2020, which will be automatically extended by a one-year term and up to a total of three years. The Tenant may decide not to extend the New Lease provided that it has given notice to that effect to the Company at least 45 days before the end of each year. The monthly rent to be paid by the Tenant to the Company is $ 27.3, including sales tax. The Rent will be increased by 3% every year.

5.
In March 2017, the Company's audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $ 5,118 loan, (the "Loan"), from the Company's controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. In May 2018, the parties entered into an amendment to the Loan's agreement, under which the Company reapid the Company's controlling shareholder $ 2,500 on account of the Loan's account. The repayment by the Company of the remaining Loan's amount of approximately $ 2,618 has been postponed from April 1, 2019 to April 1, 2020, however, the Company may prepay the Loan prior to such date at its sole discretion without any penalty. On September 30, 2019 the parties entered into an amendment no.2 to the Loan's agreement, under which the remaining loan amount of approximately $ 2,618 shall be postponed to October 1, 2020. The remaining terms of the original agreement shall remain unchanged. The loan was recognized at fair value to reflect its interest beneficiary terms at the date of the transaction. The difference between the fair value and the loan principal, in the amount of $ 372 is reported as a reserve from transaction with controlling shareholder in the balance sheet. As of December 31, 2019 an amount of $ 205 was recorded as a finance expense and an amount of $ 76 is reported in the balance sheet as a direct deduction from the gross amount of the loan and will be amortized throughout the duration of the loan.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS (Cont.)

6.
In December 2017, following the approval of the Company’s board of directors and compensation committee, the Company's shareholders approved an amendment to the Company’s undertaking to indemnify Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary Optibase Inc. who is affiliated with the controlling shareholder of the Company; and  Mr. Reuwen Schwarz, a member of the Company’s Board of Directors, who is affiliated with the controlling shareholder of the Company, to the fullest extent permitted by the Companies Law and our articles of association. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of the Company shareholders’ equity, as set forth in the Company’s financial statements prior to such payment; or (ii) $ 20,000.

NOTE 19:-	SUBSEQUENT EVENTS

a.
On Junuary 27, 2020, a formal filing of a claim was submitted by LEM against Eldista.

LEM is claiming a first extension of its current lease until December 31, 2021, or until  September 30, 2022 at the latest. LEM is also claiming a rent reduction of 16.94% (that is a reduction of approximately CHF 40,000 per month) from April 2020 until the end of the extension (the latest term being 30 September 2022) which corresponds to a total amount of CHF 1,189,000. A first conciliation hearing is appointed on April 29, 2020.

b.
On February 11, 2020 the Company by its wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, had entered into a definitive agreement with an unrelated third party buyer, to sell its retail portfolio in Germany comprised of twentyseven (27) separate commercial properties, located in Bavaria, Germany, for an aggregate cash consideration of EUR 35,000,000 (approximately $ 38,900). The closing of the transaction is subject, among other things, to customary conditions, including (i) the waiver of a right of first refusal by the main tenant; and (ii) the waiver by the local municipalities of their right of first refusal on each of the properties. The exercise of the right of first refusal in regard to certain properties, will not affect the closing of the transaction with respect to the other properties.

The closing will be conducted in tranches with respect to certain groups of properties and is expected to occur over the course of first and second quarters of 2020.

The property net balanc is approximately $ 29,700 (including PPA in amount of $ 157) and presented in the Company's balance sheet as property held for sale.

c.
In December 2019, a novel strain of coronavirus (COVID-19) was reported in China and has since been reported in other countries. On March 11, 2020 the World Health Organization declared COVID-19 as a global pandemic and recommended containment and mitigation measures worldwide. The current outbreak, including the resulting travel restrictions and quarantines already imposed by several countries, present concerns that may dramatically affect the Company's ability to conduct the Company's business effectively and may affect the Company’s ability to dispose of or liquidate part of its real estate. The Company may suffer decline in rents or an increased incidence of defaults under existing leases and in general declining demand for real estate. If the Company cannot operate the Company's properties so as to meet the Company's financial expectations, the Company's business, financial condition, results of operations, cash flow or the Company's ability to satisfy the Company's debt service obligations may be negatively impacted. At this stage, the Company is unable to assess the scope of the impact on the business and operations and in the event that the economic effect of the outbreak deepens and has a long term effect on the global economy, the Company's business and operations may be adversely effected.

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)

Contents
Page
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F - 47

Consolidated balance sheets as of December 31, 2019 and 2018	F - 48

Consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017	F - 49

Consolidated statements of members’ deficit for the years ended December 31, 2019, 2018 and 2017	F - 50

Consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017	F - 51

Notes to consolidated financial statements	F - 52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
300 River Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 300 River Holdings LLC (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations, members' deficit, and cash flows for each of the years in the three year period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ EISNERAMPER LLP

We have served as the Company's auditor since 2011

EISNERAMPER LLP
New York, New York
April 1, 2020

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Balance Sheets

	December 31, 2019	December 31, 2018
ASSETS
Real estate, net of accumulated depreciation	$224,159,928	$215,113,786
Cash	3,006,645	6,078,386
Segregated cash and other escrows	13,036,134	29,707,831
In-place and other lease values, net of accumulated amortization of	223,511	710,354
$39,238,904 and $38,752,061, respectively.
Tenant accounts receivable
Current	507,467	309,695
Unbilled straight-line rent	16,625,604	10,657,818
Prepaid expenses and other assets	456,149	116,622
Deferred leasing costs, net of accumulated amortization of $8,747,598
and $6,496,670, respectively.	19,566,806	20,375,889

	$277,582,244	$283,070,381

LIABILITIES AND MEMBERS' DEFICIT
Lease financing obligation, less unamortized value of deferred lease financing costs of $8,781,489 and $8,874,841, including accrued
interest of $3,676,289 and $2,866,379, respectively.	$214,894,800	$213,991,538
Notes payable	10,698,891	3,200,000
Mortgage payable, net of unamortized deferred financing costs of
$1,782,839 and $2,394,103, respectively	173,217,161	172,605,897
Accounts payable, accrued expenses and other liabilities	10,204,136	8,014,555
Below market lease values, net of accumulated amortization of
$47,539,090 and $47,043,159, respectively	838,107	1,334,038

	409,853,095	399,146,028

Members' deficit	(132,270,851)	(116,075,647)

	$277,582,244	$283,070,381

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Operations
For The Years Ended December 31,

	2019	2018	2017
Revenue:
Base rent	$25,091,596	$19,912,661	$16,356,447
Escalation and other income	17,333,020	12,429,451	12,268,628
Amortization of acquired below market leases	495,931	516,929	520,668

	42,920,547	32,859,041	29,145,743

Expenses:
Depreciation and amortization	14,174,470	12,375,251	9,974,917
Operating expenses	13,158,869	12,844,531	11,923,628
Real estate taxes	7,901,058	4,188,424	6,275,477
Management fees	1,221,311	1,068,504	796,197

	36,455,708	30,476,710	28,970,219

Operating income	6,464,839	2,382,331	175,524

Interest including amortization of deferred financing costs of $704,616, $755,554, and $93,350, respectively and related party interest of $811,050, $14,729, and $3,693,394 respectively.	(22,660,043)	(21,682,362)	(17,688,251)

Net loss	$(16,195,204)	$(19,300,031)	$(17,512,727)

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Members' Deficit

Balance - December 31, 2016	$(79,354,787)
Net loss	(17,512,727)
Contributions	103,206
Balance - December 31, 2017	$(96,764,308)
Net loss	(19,300,031)
Distributions	(11,308)
Balance - December 31, 2018	$(116,075,647)
Net loss	(16,195,204)

Balance - December 31, 2019	$(132,270,851)

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Cash Flows
Years Ended December 31,

	2019	2018	2017
Cash flows from operating activities:
Net loss	$(16,195,204)	$(19,300,031)	$(17,512,727)
Adjustments to reconcile net loss
to net cash used in operating activities:
Depreciation and amortization	14,879,085	13,130,805	10,068,269
Amortization of below market leases	(495,931)	(516,929)	(520,668)
Accrued interest on notes payable	(14,729)	14,729	-
Unbilled straight-line rental income	(5,967,786)	(1,637,458)	(3,412,660)
Lease financing obligation	809,910	777,495	748,099
Changes in assets and liabilities:
Tenant accounts receivable	(197,772)	425,829	(391,942)
Prepaid expenses and other assets	(339,527)	143,693	956,073
Accounts payable, accrued expenses and other liabilities	3,980,206	(369,200)	(2,390,516)

Net cash used in operating activities	(3,541,748)	(7,331,067)	(12,456,072)

Cash flows from investing activities:
Additions to deferred leasing costs	(1,753,551)	(4,466,356)	(4,435,230)
Additions to real estate	(21,947,030)	(17,226,847)	(31,538,381)

Net cash used in investing activities	(23,700,581)	(21,693,203)	(35,973,611)

Cash flows from financing activities:
Proceeds from notes payable	7,498,891	3,200,000	26,600,000
Repayment of notes payable	-	-	(101,600,000)
Proceeds from mortgage payable	-	-	175,000,000
Additions to financing costs	-	-	(3,056,305)
Distributions to members	-	(11,308)	-
Contributions by members	-	-	103,206

Net cash provided by financing activities	7,498,891	3,188,692	97,046,901

(Decrease) increase in cash, cash equivalents, and escrows	(19,743,438)	(25,835,578)	48,617,218
Cash, cash equivalents and escrows at beginning of period	35,786,217	61,621,795	13,004,577

Cash, cash equivalents and escrows at end of period	$16,042,779	$35,786,217	$61,621,795

Supplemental disclosures of cash flow information:
Interest paid	$21,158,942	$20,133,281	$19,299,760

Supplemental disclosures of noncash investing activities:
Accrued additions to real estate	$1,185,419	$2,649,609	$862,636
Accrued additions to deferred leasing costs	$245,930	$557,636	$292,345

The following table provides a reconciliation of cash, cash equivalents and escrows reported within the balance sheet:

	December 31, 2019	December 31, 2018	December 31, 2017
Cash and cash equivalents	$3,006,645	$6,078,386	$1,600,282
Segregated cash and other escrows	13,036,134	29,707,831	60,021,513
Total cash, cash equivalents and escrows shown in the statement of cash flows	$16,042,779	$35,786,217	$61,621,795

Amounts included in segregated cash and other escrows as of December 31, 2019, 2018, and 2017 represent tenant security deposits, cash received through the Company's lockbox account and monies required to be set aside by the Mortgage in connection with the Mortgage note payable.

See notes to consolidated financial statements

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)

Notes to Consolidated Financial Statements December 31, 2019, 2018 and 2017

NOTE A - ORGANIZATION

300 River Holdings, LLC, a Delaware limited liability company ("Holdings"), was formed on September 21, 2010.
Holdings owns a 100% interest in the following Subsidiaries (all Delaware single member limited liability companies):

•	South Riverside Building LLC (the "Building LLC")
•	South Riverside Mezz LLC (the “Mezz LLC”)
•	300 Riverside Master Lease LLC (the “Master Lease LLC”)

Holdings and Subsidiaries are collectively referred to as the Company. The purpose of the Company is to acquire, own, and operate a commercial office building and all related tangible and intangible assets at 300 South Riverside Plaza, Chicago, IL (the "Property").

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

Cash balances are insured up to a $250,000 maximum aggregate balance. The Company places its cash investments with high-credit-quality financial institutions which account balances, at times, exceed the federally insured limits. The Company's policy is to maintain funds only with financial institutions which it considers reputable and where management believes that the risk of loss is minimal.

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

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2019, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In accordance with Accounting Standards Codification ("ASC") Topic 360, the Real Estate is evaluated for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the estimated future cash flows of the Real Estate are compared, on an undiscounted basis, to its carrying value. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment write-down is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow analysis or an income capitalization model. There were no indications of impairment for the year ended December 31, 2019 and 2018.

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

[7]	Revenue recognition:

In accordance with ASC Topic 820, base rental revenue generated from leases is recognized on a straight- line basis over such term. Such amounts in excess of amounts currently receivable per the terms of the leases are reflected as unbilled straight-line rent in the accompanying balance sheet.  Reimbursements of the tenant’s share of certain operating expenses and real estate taxes are generally recognized when earned from tenants.

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

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2019, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In accordance with the provisions of ASC 740-10-05, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated whether it has any uncertain tax positions and has determined that there are none that would materially impact the financial position of the Company as of December 31, 2019 and 2018.

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

Management has evaluated events occurring through April 1, 2020, the date the financial statements were available for issuance.

  Note C – Recently Issued Accounting Standards

In September 2016, FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses" (ASU 2016-13). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets held. The update is effective for the Company beginning January 1 2023.  The Company is continuing to evaluate this guidance however, it does not expect the adoption of ASU 2016-13 to have a significant impact on its financial statements.

NOTE D - REAL ESTATE

As of December 31, 2019 and 2018 the Company's real estate consisted of the following:

	December 31,
	2019	2018

Leasehold interest	$25,310,232	$25,310,232
Building and improvements	177,320,972	175,272,024
Tenant improvements	97,931,143	79,497,251
Equipment	1,729,420	1,729,420

	302,291,767	281,808,927

Less: accumulated depreciation	(78,131,839)	(66,695,141)

	$224,159,928	$215,113,786

Depreciation expense was $11,436,698 and $9,854,853 for the years ending December 31, 2019 and 2018, respectively.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2019, 2018 and 2017

NOTE E - In-Place and Other Lease Values and Below Market Lease Values

As of December 31, 2019 and 2018, the Company's in-place and other lease values and below market lease values consisted of the following:

	December 31,
	2019	2018

In-place and other lease values	$39,462,415	$39,462,415

Less: accumulated amortization	(39,238,904)	(38,752,061)

	$223,511	$710,354

	December 31,
	2019	2018

Below market lease values	$(48,377,197)	$(48,377,197)

Less: accumulated amortization	47,539,090	47,043,159

	$(838,107)	$(1,334,038)

Amortization for the next four years is as follows:

Year Ending December 31,	In-Place and Other Lease Values	Below Market Lease Values

2020	$116,257	$(274,517)
2021	44,484	(233,748)
2022	44,484	(233,748)
2023	18,286	(96,094)

NOTE F - LEASE FINANCING OBLIGATION

On February 10, 2015 (the "Sale Date"), the Company sold the land where the Property is situated (the “Land”) for $220,000,000 (the "Obligation Principal") and simultaneously entered into a related lease (the “Lease”) through February 2114 (the "Maturity Date"). The Lease requires minimum monthly payments aggregating $9,900,000 annually (the "Lease Payment") until the Maturity Date. Commencing February 2015, the Lease Payment shall be increased by an amount calculated by a formula, as provided in the lease agreement, which is based on the increase in CPI subject to a cap in certain years plus an additional $500,000 annual increase every tenth year. The proceeds of the sale were used to pay the then existing mortgage debt and accrued interest thereon with the balance distributed to the Members.

In accordance with ASC Topic 842, the sale of the Land was not recognized, accordingly, the Lease has been treated as a financing transaction for financial reporting purposes.  Upon closing of the transaction, the Company recorded a lease financing obligation in the amount of the Obligation Principal, net of the related costs of the transaction (approximately $9,242,000).  The minimum payments provided under the financing obligation results in an effective interest rate of 4.84% thru January 31, 2017, 4.92% thru January 31, 2018, 5.02% thru January 31, 2019, 5.11% thru January 31, 2020 and 5.21% thereafter, as a result of the change in CPI creating an increased minimum rent payment.  Given the current effective rate of 5.11% on the obligation, annual interest expense is expected to exceed the payment requirements through approximately the 40th anniversary of the Lease.  For the years ended December 31, 2019, 2018 and 2017 the required minimum rent payments made by the Company were approximately $10,575,000, $10,376,000, and $10,162,000 respectively.  Total interest expense for the lease financing obligation for the years ended December 31, 2019, 2018 and 2017 was approximately $11,386,000, $11,153,000, and $10,910,000 respectively.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2019, 2018 and 2017

NOTE G – Mortgage PAYABLE

	December 31,
	Rate		2019	2018
A-Note	4.61	%*	$100,000,000	$100,000,000
B-Note	5.80	%*	50,000,000	50,000,000
Mezz Note	8.46	%*	25,000,000	25,000,000
			175,000,000	175,000,000

Less: unamortized debt issuance costs			(1,782,839)	(2,394,103)
			$173,217,161	$172,605,897

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

On the Mortgage Closing Date, pursuant to the Senior Note Agreement, the Senior Borrower deposited into escrow reserve accounts approximately (i) $16,700,000 for a tenant improvement and leasing commission reserve, (ii) $10,623,000 for a master lease reserve, (iii) $10,358,000 for a free rent reserve, (iv) $19,372,000 for unfunded obligations related to lease in place at the Mortgage Closing Date, (v) $2,142,000 in real estate tax funds, (vi) $266,000 in insurance funds, (vii) $848,000 in ground rent funds and (viii) $150,000 in maintenance funds.  Release of escrow funds for approved expenditures require the approval of the lender. The Borrower is also required to deposit funds on a monthly basis into escrow accounts for real estate taxes and insurance. At December 31, 2019 and 2018 the total balance of these accounts was approximately $9,654,000 and $27,968,000, respectively.

The Company can prepay the Senior Notes without penalty following the fourth anniversary of the Mortgage Closing Date.

Under the Senior Note Agreement, the Company is required to deposit all rental revenue received into a restricted account, which is under the Lender's control. At December 31, 2019 and 2018 the balance of this account was approximately $3,382,000 and $1,740,000, respectively.

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

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2019, 2018 and 2017

NOTE H – NOTES PAYABLE

[1]     Notes Payable - related party:

On the Interest Transfer Date, the Company issued notes to the 70% Member and the Original 30% Member in the principal amounts of $42,000,000 and $18,000,000, respectively. The notes provided for interest ranging from 4% to 12% per annum through maturity in December 2022. Principal and interest were payable from available cash flow, as provided in the Company's operating agreement.  The notes were repaid on the Mortgage Closing Date with the funds received from the mortgage.  Total interest expense for the notes payable-related party for the years ended December 31, 2019, 2018 and 2017 was approximately $0, $0, and $2,169,000 respectively.

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

During 2018, the Company issued notes in the amount of $3,200,000 to members and affiliates of the Company.  The notes provided for interest at 12% per annum through maturity in November 2020.  During 2019, The Company issued notes in the amount of approximately $7,499,000 under similar terms.  Principal and interest were payable from available cash flow, as provided in the Company's operating agreement.  Total interest expense for the notes payable was approximately $811,000, $15,000, and $3,397,000 in 2019, 2018 and 2017, of which approximately $776,000, $15,000, and $1,524,000, was with members and affiliates of the Company, respectively.

NOTE I - TENANT LEASES

[1]
Space in the Property is leased to various tenants under operating leases which generally provide for renewal options and additional rentals based on increases in real estate taxes and certain operating expenses.

[2]
Base rent from the two largest tenants in the Property (who collectively occupy approximately 25% of the building's rentable square footage during 2019) accounted for approximately 30% of the building's base rental income for the year ended December 31, 2019.  The leases with such tenants expire from April of 2026 through June of 2031.  For the year ended December 31, 2018, base rent from the two largest tenants in the Property (who collectively occupy approximately 25% of the building's rentable square footage during 2018) accounted for approximately 36% of the building's base rental income   For the year ended December 31, 2017, base rent from the five largest tenants in the Property (who collectively occupied approximately 45% of the building's rentable square footage during 2017) accounted for approximately 69% of the building's base rental income.

[3]	As of December 31, 2019, future minimum rentals under the Company's operating leases with its tenants, for the next five years and thereafter are approximately as follows:

Total
2020	$23,288,000
2021	23,736,000
2022	24,297,000
2023	23,826,000
2024	22,585,000
Thereafter	114,164,000
$231,896,000

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2019, 2018 and 2017

NOTE J - RELATED PARTY TRANSACTIONS

During the years ended December, 31, 2019, 2018 and 2017 the Property was managed by an affiliate of the Member (the “Manager”), pursuant to the annual management agreement, which renews automatically unless terminated by either party, for 3.5% of gross revenue as defined in the annual management agreement.  The Company incurred approximately $1,221,000, $1,068,000, and $796,000 for the year ended December 31, 2019, 2018 and 2017 respectively, of the property management fees with the Manager.

An affiliated party (the “Affiliate”) acting in a professional capacity provided legal services to the Property, for which the Affiliate was paid $96,000, $133,000, and $96,000 for the years ended December 31, 2019, 2018 and 2017 respectively.  In addition, affiliates of the Managing member were paid approximately $57,000, $240,000, and $201,000, for the years ended December 31, 2019, 2018 and 2017, respectively.  These amounts are included in legal and professional fees.

Advances from affiliates represent operating expenses on behalf of the Company by an affiliate.  Such balances are non-interest bearing and are due on demand.

NOTE K – SUBSEQUENT EVENTS

Through April 1, 2020 the Company borrowed $5,785,000 evidenced by notes of which $5,585,000 was borrowed from members and affiliates of the Company under substantially the same terms as described in Note H[2].

In February 2020, the Company paid off approximately $1,474,000 of the notes issued to members and affiliates during 2019.

NOTE L – Contingencies and Other Uncertainties

The extent to which the Company’s business may be affected by the current outbreak of the Coronavirus will largely depend on both current and future developments, including its duration, spread and treatment, and related advisories and restrictions, all of which are highly uncertain and cannot be reasonably predicted.

If the Company is negatively impacted for an extended period because tenants are unable to pay their rent, the Company’s business and financial results could be materially and adversely impacted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 1, 2020	OPTIBASE LTD.

	By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum of Association of Optibase Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 6-K dated February 19, 2002).
1.2	Amended and Restated Articles of Association of Optibase Ltd. (incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F dated April 30, 2014).
2.1*	Description of Share Capital.
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

4.23*	Compensation Policy of Optibase Ltd. as amended on February 18, 2020.
4.24*	Assets Sale Agreement between Optibase Bavaria GmbH & Co., Optibase Bavaria Holding GmbH & Co and Deutsche Konsum REIT-AG, dated February 10, 2020 (unofficial English translation).
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
101*
The following financial information from Optibase Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2019 and 2018; (ii) Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and (vi) Notes to Consolidated Financial Statements.

* Filed herewith