Form 20-F
period 2020-12-31
OPTIBASE LTD
filed 2021-04-27
CIK 1077618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _______________

Commission File Number 000-29992

OPTIBASE LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

8 Hamenofim Street, Herzliya 4672559, Israel
(Address of principal executive offices)

Mr. Amir Philips, Chief Executive Officer
8 Hamenofim Street, Herzliya 4672559, Israel
Tel: +972-73-7073700, Fax: +972-73-7946331, Email: amirp@optibase-holdings.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.65 per share (2)	OBAS	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

SUMMARY OF RISK FACTORS

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read the “Risk Factors” section included in “Item 3.D Key Information – Risk Factors” in full.

•
We may incur losses as a result of unforeseen or catastrophic events, such as the global COVID-19 pandemic that has created significant business disruptions and affected our business and is likely to continue to create business disruptions and adversely affect our business in the future.

•	We may be affected by instability in the global economy, including the recent European economic and financial turmoil.

•	A large percentage of our ordinary shares are held by one shareholder which could significantly influence the outcome of actions.

•	We are currently, and may be in the future, the target of securities class action, derivative claim or other litigation, which could be costly and time consuming to defend.

•
Our effective tax rate could be materially affected by several factors including, among others, changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates, changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions.

•	There is a substantial risk that we are a passive foreign investment company, and holders of our ordinary shares who are United States residents face income tax risks.

•
We are obligated to develop and maintain proper and effective internal controls over financial reporting. These internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

•	The real estate sector continues to be cyclical and affected by changes in general economic, or other business conditions that could materially adversely affect our business or financial results.

•	We rely on one large property for a significant portion of our revenue.

•
With respect to our commercial properties, we are dependent on the continued tenant demand for our properties. If there is a decrease in tenant demand and an increase in vacancy of our commercial properties, it would adversely affect our financial condition and results of operations.

•	We may have difficulties leasing real-estate properties.

•	We are depended on the solvency of our tenants and may lease properties at below expected rental rates.

•	We may experience future unanticipated expenses.

•	The fair value of our real estate may be harmed by certain factors, which may entail impairment losses not previously recorded which, in turn, will adversely affect our financial results.

•
We may not be able to raise additional financing for our future capital needs on favorable terms, or at all, which could limit our growth and increase our costs and could adversely affect the price of our ordinary shares.

•
In the event we are unable to continuously comply with the covenants, including with respect to financial covenants, which we undertook with respect to our properties, our results of operations may be adversely affected.

•	Rapid and significant changes in interest rates may adversely affect our profitability.

•	An adverse change in the Swiss real estate market will adversely affect our results of operations.

•
Because of our small size, we rely on a small number of personnel who possess both executive and financial expertise, and the loss of any of these individuals would hurt our ability to implement our strategy and may adversely affect our financial results.

•	We face risks associated with property acquisitions.

•	An adverse change in the U.S. real estate market will adversely affect our results of operations.

•	With respect to our residential properties in Miami, Florida, the success of our investment will depend on market conditions.

•	We depend on partners in our partnerships and collaborative arrangements.

•	Cause of physical damages and other nature losses may affect our properties.

•	Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions.

•	Environmental discoveries may have a significant impact on the value, viability and marketability of our assets.

•	Israeli courts might not enforce judgments rendered outside of Israel, which may make it difficult to collect on judgments rendered against us.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED CONSOLIDATED FINANCIAL DATA

Not applicable.

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

In 2016 and 2020 we were profitable, while in 2017 through 2019 we operated at a loss. During 2017, 2018 and 2019, we operated at a loss mainly due to equity losses related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL. In 2020 we were profitable, mainly due to a sale of our portfolio in Germany comprised of twenty-seven (27) separate commercial properties for a total consideration of EUR 35 million (app. $38.9 million). For further information, see Item 4.B. “Business Overview - Real Estate Business”, and item 10.C. “Material Contracts”.

As of December 31, 2020, we have accumulated losses of $80 million. Given current market conditions, the demand for our real estate properties and other expenses, we may operate at a loss and may not be able to sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. We cannot assure you that we will be able to increase our revenues and sustain profitability. For further details regarding our cash flow, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

We may incur losses as a result of unforeseen or catastrophic events, such as the global COVID-19 pandemic that has created significant business disruptions and affected our business and is likely to continue to create business disruptions and adversely affect our business in the future.

The occurrence of unforeseen or catastrophic events such as terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), could create economic and financial disruptions, and could lead to operational difficulties that could impair our ability to manage our business. In particular, the current outbreak of COVID-19 pandemic that was first reported from Wuhan, China, and has spread to many countries around the world.

 In March 2020, the World Health Organization declared the outbreak of novel coronavirus COVID-19 a global pandemic. The COVID-19 pandemic has negatively impacted the global economy, created significant volatility and disruption in financial markets and increased unemployment levels. To prevent the further spread of the COVID-19 pandemic, many countries have taken various actions in order to create social distancing, such as, declared a temporary closure of businesses and institutions, imposed travel restrictions and quarantines. These actions, and other actions that may be taken in unforeseen or catastrophic events, may dramatically affect our ability to conduct our business effectively, affect our ability to dispose of or liquidate part of our real estate, and may lead to a global economic slowdown or even a recession. During periods of economic slowdown or recession, declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If we cannot operate our properties so as to meet our financial expectations, our business, financial condition, results of operations, cash flow or our ability to satisfy our debt service obligations may be negatively impacted. Such events may adversely affected our business, financial condition and results of operations. The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, and the related macroeconomic effects, including to our business and the business of our suppliers and customers are uncertain, rapidly changing and difficult to predict. We considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on our consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, our estimates and assumptions may change in future periods.

We may be affected by instability in the global economy, including the recent European economic and financial turmoil.

Instability in the global credit markets, including the European economic and financial turmoil related to sovereign debt issues in certain countries, the instability in the geopolitical environment in many parts of the world, and other disruptions, such as changes in energy costs, and the outbreak of the coronavirus (COVID-19) may continue to put pressure on global economic conditions. The world has experienced a global macroeconomic downturn, and if global economic and market conditions, or economic conditions in key markets, remain uncertain, stagnant or deteriorate further, we may experience material adverse impacts on our business, operating results, and financial condition.

Our ability to freely operate our business is limited as a result of certain covenants included in the deed of trust of our Series A Bonds.

The deed of trust governing the Series A Bonds, or the Series A Deed of Trust, contains a number of covenants that limit our operating and financial flexibility (such as our minimum equity (excluding minority interest) will not be less than $33 million; our equity (including minority interest) to balance sheet ratio will not be less than 25%; and the net financial debt to CAP ratio will not be greater than 70%). For a description of Series A Deed of Trust, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”. As of December 31, 2020, the outstanding amount under the Series A Bonds was 3.1 million.

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

The Capri Family Foundation, or Capri, a foundation organized under the laws of the Republic of Panama, beneficially owns, directly and indirectly through its subsidiaries, approximately 78.82% of our outstanding ordinary shares as of April 16, 2021, or within 60 days thereafter. For further information, see Item 4.A. “History and Development of The Company” and Item 7.A. “Major Shareholders” below. As a result of such holdings in our ordinary shares, Capri can significantly influence the outcome of corporate actions requiring an ordinary majority approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We are currently, and may be in the future, the target of securities class action, derivative claim or other litigation, which could be costly and time consuming to defend.

In the past, following a period of volatility in the market price of a company’s securities, securities class action lawsuits, derivative claims and other actions have often been taken against public companies and their directors and officers. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions and derivative claims filed and approved in Israel. In May 2015, we were served with a motion to approve the filing of a derivative claim against the Company's controlling shareholder, directors and CEO and certain former controlling shareholder and directors, in which we were sued for approximately $41.9 million. On June 16, 2019, the Israeli Central (Lod) District Court denied the motion to approve the filing of a derivative claim, rejected all the plaintiffs' claims and ruled significant legal costs in favor of the defendants. On September 22, 2019, the claimant filed a petition appealing the Court decision. If this appeal is approved and the derivative claim is accepted, this may have a material adverse effect on our financial results. Additionally, and due to the nature of derivative claims, regardless of its outcome, and even if the claims are without merit, we may incur substantial costs and our management resources that are diverted to defending such litigation. For information regarding past litigation and out-of-court settlement with LEM Switzerland SA, or LEM, one of our material tenants pursuant to which LEM argued a reduction of its rent as well as related damages, see Item 8. “Financial Information - Legal Proceedings”.

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

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash and real estate properties are considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we may have been a PFIC during the taxable year ended December 31, 2020, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read “Item 10.E. Taxation” under the heading “United States Federal Income Tax Consequences” below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

 During 2020, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

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

For the year ended December 31, 2020, our commercial property, CTN complex, in Geneva, Switzerland, accounted for approximately 73% of our portfolio annualized rent. Our revenue would be materially adversely affected if this property was materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if rental payments at this property decrease or if tenants at this property fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy. For information regarding the CTN complex and regarding a past litigation and out-of-court settlement with LEM pursuant to which LEM argues a reduction of its rent as well as related damages, see Item 8 “Financial Information - Legal Proceedings”.

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

There is a very remote risk of the German authorities trying to impose trade tax on our Germany portfolio sale transaction which will effectively increase our tax obligation. (For further details, see Item 4.B. "business overview" and item 10.C. “Material Contracts”.)

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

Real estate activities are largely financed from external sources. We cannot be certain that we will be able to obtain financing on favorable terms for our future real estate activities, or at all, ,and an adverse change can occur in the terms of the financing that we receive. In addition, under the terms of our financing agreement of the CTN complex, in Geneva, Switzerland, which accounted for approximately 73% of our portfolio annualized rent, we financed the CTN by way of a revolving facility on a quarterly basis. Although we do not expect not to be able to continue drawing money from the credit facility, the lender may terminate our financing agreement. Any such occurrence could increase our financing costs and/or result in a material adverse effect on our results and ability to develop our real estate business. The amount of long term loans currently outstanding may inhibit our ability to obtain additional financing for our future capital needs, inhibit our long-term expansion plans, increase our costs and adversely affect the price of our ordinary shares.

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

We have financed the purchase of the CTN complex and the Rumlang property with loans bearing floating interest rates and further refinanced during 2017 and 2020 the existing loan secured by our condominium units in Miami with a loan which bears a floating interest rate (as of December 31, 2020 the balance of all such loans was $119.4 million, see also Item “Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources.”). As a result, we are exposed to changes in the LIBOR interest rate (LIBOR on the US Dollar and LIBOR on the CHF). An increase in the LIBOR interest rate could materially adversely affect our financial expenses and thereby our profitability. In light of the low interest rate environment we have also decided at this stage not to perform hedging against our exposure to such changes in interest rates.

An adverse change in the Swiss real estate market will adversely affect our results of operations.

Two of our investments, including our most significant property (the CTN complex in Geneva), are located in Switzerland. From 2014 to 2020, as Swiss interest rates declined, Swiss real estate prices increased mainly due to the low interest rates and lack of investment alternatives. Along with the historically low interest rates, the overall availability of financing has decreased significantly as LTV (Loan to Value) rates have been reduced by lenders, leading to more pressure on leveraged transactions further decreasing investments yields. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be keeping stable with a slight slowdown, in particular the demand for prime office space and the price for such real estate properties. In addition and partially due to the low available yields in the investment market, there is a significant increase in new developments, based on available equity investments (as opposed to leveraged investments). Such investments will mature and be available in the near future and may have a significant impact on our rental properties as they will significantly increase the availability of rentable area in the vicinity of our rental properties. Any significant adverse change in the real estate market in Switzerland, such as lack of attractive financing, a decline in the real estate rates or decrease in demand for the type of properties we own and more recently any negative affect of the Coronavirus outbreak, will adversely affect our results of operations.

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

We own, through our wholly-owned subsidiary, several U.S. real estate properties located in Philadelphia, Texas, Chicago and Miami, From 2014 to 2017, the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Since 2018 and during 2019, we have witnessed certain changes in the U.S real estate market. While the commercial segment has remained stable along with a steady demand for commercial and office space rental, the high-end residential market has experienced a significant decrease in the demand for investment properties along with an increase in the availability of such assets, which in turn, has put pressure on the prices of such properties. In 2020, following the COVID-19 pandemic, the U.S real estate market has continued to suffer in the commercial real estate sector as well as the high-end residential market and other sectors. Any significant adverse change in the real estate market in the United States, such as a significant increase of interest rates, a decline in the real estate rates or decrease in demand for the type of properties we own and more recently the negative affect of the Coronavirus outbreak, will adversely affect our results of operations.

With respect to our residential properties in Miami, Florida, the success of our investment will depend on market conditions.

We own, through our wholly-owned subsidiary, 24 residential properties in Miami and Miami Beach, Florida, including 21 luxury condominium units and two penthouse units in the Marquis Residences, and one condominium units in the Continuum on South Beach Condominium. On May 4, 2020 we sold one penthouse unit in Ocean One Condominium, in consideration for an aggregated gross price of approximately $2.4 million and recorded a gain of $133,000. To date, the units have been fully constructed and are in rentable condition. Currently 13 of the units are occupied by tenants and the remaining units are being marketed to potential tenants and potential buyers. For further information, see Item 4.B. “Business Overview - Real Estate Business”.

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

The inflation rate in Israel was approximately -0.2%, 0.6% and -0.7% in 2018, 2019 and 2020, respectively. The changes of the NIS against the dollar was a devaluation of approximately 8.1%, 7.8% and 7% in 2018, 2019, and 2020, respectively. The change of the CHF against the dollar was a devaluation of approximately 0.8% in 2018, and an appreciation of approximately 1.4% and 10% in 2019, and 2020, respectively. The change of the Euro against the dollar was a devaluation of approximately 4.5% and 2.1% in 2018 and in 2019, and an appreciation of approximately 9.5% in 2020.

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

General Risks -

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

This volatility may continue in the future. In addition, any shortfall or changes in our revenues, operating income, earnings or other financial results could cause the market price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many companies and which may not be related to the operating performance of those companies. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2020 through April 16, 2021, the closing price of our ordinary shares listed on the NASDAQ Global Market fluctuated reaching a high of $12.8 and decreasing to a low of $9.9. The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

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

During the first half of 2009, we decided to enter into the fixed income real-estate sector and we have been operating in this sector ever since.

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

As a result of the 2008 global economic and financial market crisis, there has been a slowdown in the real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. During the last few years and through 2016, the situation has changed in certain of the real estate markets we are active in (i.e., Central and Western Europe and North America) as interest rates decreased and financial institutions were more inclined to grant financing for qualified assets. This has led to increased demand for real estate properties and an increased volume of transactions in most asset classes. During 2017 and until the first quarter of 2020, the real estate market has experienced additional changes as financial institutions have again decreased the availability of financing resulting in more equity being invested in transactions. Nevertheless, since the first quarter of 2020, in light of the outbreak of the coronavirus, the real estate market has struggled in most asset classes, and it is currently very difficult to estimate how the real estate market will be impacted in the future and the extent of such impact.

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

As of the date of this annual report, our portfolio includes the holdings of interests in five operating commercial properties as well as condominium units in three residential projects.

Properties

The following table provides details regarding real-estate assets properties wholly owned or controlled by us or by our subsidiaries, as of the date of this annual report:

Property	Location	Acquisition Date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	34,800	12,385	92%	386
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	2,007	88%	182
Miami, Florida	Miami, Florida	2010-2013	100%	Ownership	Residential - Condominium Units	4,260	591	54%	429
Portfolio Total/ Weighted Average	-	-	-	-	-	51,560	15,343	88%	338

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2020 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2020, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

(4) Annualized rent per square meter represents annualized rent as computed above, divided by the total square meter under lease as of the same date.

*  On July 8, 2020, we completed the sale of a retail portfolio of 26 separate commercial properties in Bavaria, Germany, and one commercial property in Saxony, Germany, for a total consideration of EUR 35 million (app. $38.9). For further details, Item 4.B. "business overview" see Item 10.C. “Material Contracts”.

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

 A reconciliation of GAAP operating income to Non-GAAP NOI is as follows:

	Year Ended December 31
	Thousands US$
	2018	2019	2020

GAAP Operating income	5,800	5,828	14,984

Adjustments:

Real estate depreciation, amortization and impairment	4,317	4,321	3,946
General and administrative	3,500	3,047	2,523
Gain on sale of operating properties	-	-	(9,127)

Non-GAAP Total Net Operating Income (NOI)	13,617	13,196	12,326

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

A reconciliation of GAAP net income to Non-GAAP FFO and Recurring FFO is as follows:

	Year Ended December 31
	Thousands US$
	2018	2019	2020

GAAP Net income (loss) attributable to Optibase Ltd.	(2,781)	(1,993)	6,433

Adjustments:

Real estate depreciation, amortization and impairment	4,317	4,321	3,946
Pro rata share of real estate depreciation and amortization from unconsolidated associates	2,610	3,085	3,087
Non-controlling interests share in the above adjustments	(1,136)	(1,162)	(1,234)
Non-GAAP Fund From Operation (FFO)	3,010	4,251	12,232

Gain on sale of operating properties, net	-	-	(7,570)

Non- GAAP Recurring Fund From Operation (Recurring FFO)	3,010	4,251	4,662

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

The following table provides details regarding our non-controlled real-estate assets or projects in which we indirectly own a minority stake, as of the date of this annual report:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Feet Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Feet ($)(4)
2 Penn Center Plaza	Philadelphia, Pennsylvania	October 12, 2012	22.16%	Beneficial interest in the owner of the property	Commercial	516,108	11,726	86%	26
Texas Shopping Centers Portfolio	Houston, Dallas, San Antonio, Texas	December 31, 2012	4%	Beneficial interest in the portfolio	Commercial	2,036,290	26,755	92%	14
South Riverside Plaza Office Tower	300 South Riverside Plaza, Chicago	December 29, 2015	30%	Beneficial interest in the owner of the property	Commercial	1,073,040	20,244	94%	20
Portfolio Total/ Weighted Average	-	-	-	-	-	3,325,438	58,725	92%	18

(1) Net rentable square feet at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2020 multiplied by 12.

(3) Excludes space held for redevelopment. Includes unoccupied space for which we are receiving rent and excludes space for which leases had been executed as of December 31, 2020, but for which we are not receiving rent. We estimate the total square meter available for lease based on a number of factors in addition to contractually leased square meter, including available power, required support space and common area.

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

The transaction was based on a property value of CHF 126.5 million, including existing non-recourse mortgage financing in the principal amount of CHF 85.3 million provided by Credit Suisse (app. $136.5 million and $92.4 million respectively, as of the purchase date). The purchase price for the transaction was approximately CHF 37.7 million (app. $40.6 million, as of the purchase date). On January 8, 2020 Eldista GmbH executed a new framework agreement for a mortgage loan at an amount of credit facility of CHF 83.5 million (the amount of the credit facility was reduced by the sum amortization and other loan repayment made). For additional information see Item 10.C. “Material Contracts”.

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 34,800 square meters of leasable space (app. 377,000 square feet), is currently leased to 44 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 92% occupied.

The following table sets forth certain information regarding leases of tenants in the CTN Complex, as of December 31, 2020:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2021	19	12,701	36%	4,774	41%
2022	7	3,664	11%	1,215	10%
2023	11	8,726	25%	3,218	28%
2024	4	431	1%	187	2%
2025	8	2,785	8%	930	8%
Thereafter	4	3,777	11%	1,369	12%
Sub-total	53	32,084	92%	11,693	100%
Vacant	-	2,725	8%	-	-
Total	53	34,809	100%	11,693	100%

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

For a summary of the principal terms of the financing agreement and new framework agreement for a mortgage loan, entered by us for the purchase of the CTN complex, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

For information regarding a past litigation and an out-of-court settlement with LEM Switzerland SA, or LEM, one of our material tenants in the CTN complex, pursuant to which LEM argues a reduction of its rent as well as related damages, see Item 8. “Financial Information - Legal Proceedings”.

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

The five-story building includes 12,500 square meters (approximately 135,000 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 19 tenants, and is currently 88% occupied.

The following table sets forth certain information regarding leases of tenants in the Rümlang property, as of December 31, 2020:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2021	4	3,594	29%	505	30%
2022	2	4,617	38%	702	42%
2023	3	874	7%	142	8%
2024	-	-	-	-	-
2025	10	1,759	14%	331	20%
Sub-total	19	10,844	88%	1,680	100%
Vacant	-	1,434	12%	-	-
Total	19	12,278	100%	1,680	100%

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

The transaction was based on a valuation of Two Penn Center Plaza of approximately $66 million, including existing non-recourse mortgage financing in the principal amount of approximately $51.7 million provided by UBS Real Estate Securities, or UBS. The UBS mortgage loan had a fixed interest rate of 5.61%, which matured in May 2021, and required monthly payments of principal and interest of approximately $300,000. We made a capital contribution of approximately $4 million to acquire a 19.66% indirect beneficial interest in the owner of the property. As of December 31, 2019, the indirect beneficial interest is 22.16%. For further information, see Item 7.B. “Related Party Transactions”.

On April 9, 2021, Crown Two Penn Center Associates Limited Partnership, a Pennsylvania limited partnership which is 22.16% indirectly owned by the Company, refinanced a commercial office building in Philadelphia, known as Two Penn Center Plaza. Under the refinancing, the existing loan on the Property with an outstanding principal balance of approximately $44 million, was replaced with a new loan with a principal amount of $67.9 million. As a result of the refinancing, Crown Two Penn Center Associates, Limited Partnership, generated excess cash, of which our share is approximately $5 million. We were informed that Crown Two Penn Center Associates, Limited Partnership, will make a distribution of $2 million out of the said $5 million in the upcoming weeks.

Optibase 2 Penn, LLC is a limited partner in a larger joint venture that owns 99% of the beneficial interests in the owner of the Two Penn Center. Two Penn Center has approximately 515,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park. The building is currently leased to 141 tenants, primarily for general office and retail related usage. As of December 31, 2020, the Two Penn Center was 86% occupied and the annual rental income for the year 2020 totaled to approximately $12 million.

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

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The leasable area is currently 92% occupied. For the year ended on December 31, 2020, Texas shopping centers portfolio annual rental income totaled to approximately $26.7 million.

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

 To date, 13 of the 21 units are rented out and the remaining unit is being offered for rental or sale.

 24 units are pledged in connection with a financing agreement entered into by us, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

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

On May 4, 2020, our wholly-owned subsidiary, Optibase Real Estate Miami LLC, sold the Penthouse located in the Ocean One condominium, in consideration for an aggregated gross price of approximately $2.4 million.

To date, all renovations and remodeling of the two luxury condominium penthouses located in the Marquis Residence have been completed. We are constantly monitoring the market conditions and demand for such units and are aiming to dispose of our units if market conditions allow. We intend to hold the remaining units for investment purposes and will consider renting or selling the units in accordance with our business considerations and market conditions.

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

The eleven units at the Flamingo-South Beach One Condominium, or Flamingo Condominium, are located on various floors of the South Building of the Flamingo Condominium and ranging in size from 924 to 2,347 square feet. The Flamingo Condominium is a 15-story tower with 513 luxury residential units ranging in size from approximately 450 to approximately 2,347 square feet. On October 20, 2014, we sold the eleven units located in the Flamingo Condominium, in consideration for an aggregated gross price of $6.4 million, and we recorded a gain of approximately $2.7 million resulting from such transaction. For further details on the transaction to sell such eleven units, see Item 7.B. “Related Party Transactions”. The unit at the Continuum on South Beach Condominium, or Continuum, is located on the 33rd floor of the North Tower of the Continuum on South Beach Condominium located at 50 S. Pointe Drive, Miami Beach, Florida. The Continuum on South Beach Condominium is a 37-story ocean-front tower with 203 luxury residential units ranging in size from 1,554 to 3,497 square feet. Residences of the Continuum on South Beach Condominium enjoy the right to use the common areas of the residence, including swimming pool, tennis courts, spa and a sporting club. At the closing of the acquisition of the Continuum Unit, the seller of the unit leased the Continuum Unit from us for a term of 36 months. We intend to hold the unit for investment purposes and will consider continuing renting or selling the unit in accordance with our business considerations and market conditions.

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

3 units are pledged in connection with a financing agreement entered into by us, that was refinanced in November 2017, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources” .For further information, see Item 7.B. “Related Party Transactions”.

German Commercial Properties Portfolio

On July 8, 2020, our wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG had completed the sale of a retail portfolio of 26 separate commercial properties in Bavaria, Germany, and one commercial property in Saxony, Germany, for a total consideration of EUR 35 million (app. $38.9), and we recorded a gain of $9 million . For further details, see Item 10.C. “Material Contracts”.

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

To date, approximately 94% of the rentable square feet of the building are secured by various signed lease agreements.

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in Switzerland are LEM SA and Swedish Orphan Biovitrum AG, located in the CTN complex. As of December 31, 2020, these tenants occupied approximately 11,200 square meters and accounted for approximately $4.1 million of rent income, or approximately 24% of our gross leasable area in Switzerland and approximately 33%, of our annual rent in Switzerland. For further details regarding a litigation and an out-of-court settlement with LEM, pursuant to which LEM argues a reduction of its rent as well as related damages, see Item 8. “Financial Information - Legal Proceedings.

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

4.C. ORGANIZATIONAL STRUCTURE

As of December 31, 2020, we have been managing our activity through our four wholly-owned direct subsidiaries: Optibase Inc. which was incorporated in California in 1991, Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009, our 51% held subsidiary OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011 and through Optibase RES SARL which was incorporated in Luxembourg on June 11, 2018. Our subsidiaries hold the following companies: Optibase Inc. wholly owns Optibase Real Estate Miami LLC, Optibase 2Penn LLC, OPTX Equity LLC, OPTX Lender LLC, Optibase FMC LLC, and Optibase 300 Chicago LLC, all limited liability companies which were incorporated in Delaware or Florida. Optibase SARL wholly owns Optibase Bavaria GmbH & Co. KG, a German partnership, and Optibase Bavaria Holding GmbH, a German corporation. Optibase RES SARL wholly owns Optibase RE1 SARL which was incorporated in Luxemburg, and Optibase RE2 SARL, which also ware incorporated in Luxemburg, and OPCTN S.A. wholly owns Eldista GmbH, which was incorporated in Switzerland.Our real estate activity is managed through several subsidiaries held directly and indirectly by Optibase Ltd. or its abovementioned subsidiaries.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters' offices occupy approximately 3,412 square feet in Herzliya Pituach. Our lease for this space expires in 2023.

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

As of December 31, 2020, we had available cash and cash equivalents of approximately $28.8 million. As of April 16, 2021, we have available cash and cash equivalents, of approximately $28.3 million. For information regarding the investment of our available cash, see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” below.

Our business may be affected by the condition in Israel, see Item 3.D. “Risk Factors”.

Fixed income from real estate rent

Fixed income real-estate consists primarily of revenues derived from real estate properties, held through our subsidiaries, in Switzerland, Miami and Germany.

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

Taxable income of Luxemburg, Zurich, Switzerland and Germany is subject to tax at the rate of approximately 29%, 21% and 16%, respectively, for the years 2018 through 2020. Taxable income of Geneva, Switzerland is subject to tax at the rate of approximately 14% for the year 2020 and 24% for the years 2018 through 2019.

We have final tax assessments through the tax year 2015.

As of December 31, 2020, we had approximately $72 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $57 million that can be carried forward and offset against taxable income for 20 years, no later than 2040. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Equity share in losses of associates, net

Associates in which we have significant influence over the financial and operating policies without having control are accounted for using the equity method of accounting, accordingly we recorded during 2020 an equity income in associate of our holdings of Two Penn Center Plaza in Philadelphia, Pennsylvania and an equity loss in associate of our holdings of 300 South Riverside Plaza in Chicago.

Net Income Attributable to Non-Controlling Interest.

 Net income attributed to non-controlling interest following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

5.A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2018, 2019 and 2020 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2018	2019	2020

Fixed income from real estate rent	100%	100%	100%
Costs and expenses:
Cost of real estate operations	18	18.3	17.1
Real estate depreciation, amortization, and impairment	26	26.8	26.5
General and administrative	21.1	18.9	17
Total costs and expenses	65.1	63.9	60.6
Operating income	34.9	36.1	100.7
Other income, net	3.7	4.5	3.1
Financial expenses, net	(17.4)	(16.3)	(12)
Income before taxes on income	21.2	24.3	91.8
Taxes on income	(8.8)	(9.1)	(14.5)
Equity share in losses of associates, net	(16.6)	(14.4)	(14)
Net income	(4.2)	0.7	63.3
Net income attributable to non-controlling interest	12.5	13.1	20
Net income (loss) attributable to Optibase Ltd.	(16.7)	(12.3)	43.2

Results of Operations for the Years Ended 2019 and 2020

Fixed income from real estate rent. Our fixed income real estate rent in 2020 totaled to $14.9 million compared to $16.1 million in 2019. The decrease was due to our Germany portfolio sale (for further details, see Item 4.B. "business overview" and item 10.C. “Material Contracts”).

Cost of real estate operations. Our cost of real estate operation decreased in 2020 to $2.5 million, compared to $2.9 million in 2019. The decrease was mainly due to our Germany portfolio sale (for further details, see Item 4.B. "business overview" and item 10.C. “Material Contracts”).

Real estate depreciation, amortization and impairment. Our real estate depreciation, amortization, and impairment in 2020 totaled to $3.9 million, compared to $4.3 million in 2019. The decrease was mainly due to our Germany portfolio sale (for further details, see Item 4.B. "business overview" and item 10.C. “Material Contracts”).

General and Administrative Expenses. General and administrative expenses decreased in 2020 to $2.5 million, compared to $3 million in 2019. The decrease was mainly due to our Germany portfolio sale and due to an out-of-court settlement with our tenant LEM (for further details, see Item 8. “Financial Information - Legal Proceedings”).

Gain on sale of operating properties. In 2020 we recorded gain on sale of operating properties of $9.1 million mainly due to our Germany portfolio sale.

Operating Income. As a result of the foregoing, we recorded operating income of $15 million in 2020 and, compared to an operating income of $5.8 in 2019. The increase in our operating income in 2020, is mainly attributed to our Germany portfolio sale.

Other income (loss). We recorded other income of $454,000 in 2020, compared to other income of $722,000 million in 2019, related to dividend received and interest income on loan to an associated company.

Financial Expenses, Net. We recorded financial expenses, net of $1.8 million in 2020, compared with financial expenses, net of $2.6 million in 2019. The decrease was mainly due to our Germany portfolio sale and due to exchange rate differences.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 “Income Taxes”, or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not be sustained upon examination by regulatory authorities. The tax expenses of $2.2 million in 2020, compared to $1.5 million in 2019 mainly related to our Germany portfolio sale and to our Swiss subsidiaries. The tax expenses balance in 2020 includes tax expense recorded against deferred tax liability, in relation to Company's subsidiaries' retained earnings balances, which are currently designated to be distributed to the Company.

Equity share in losses of associates, Net. We recorded an equity loss of $2.1 million in 2020 and $2.3 million in 2019, mainly attributable to associated with equity losses of Optibase Chicago 300 LLC partially off set by equity gains from 2 Penn Philadelphia LP. For further details regarding 2 Penn Philadelphia LP and Optibase Chicago 300 LLC, see Item 7.B. “Related Party Transactions” and Item 10.C “Material Contracts”, respectively.

Net Income. As a result of the foregoing, we recorded net income of $9.4 million in 2020, compared with a net income of $127,000 in 2019. The increase in our net income is mainly related to our Germany portfolio sale.

Net Income Attributable to Non-Controlling Interest. Net income attributed to non-controlling interest was first recorded in 2011 following the acquisition of the CTN complex in March 2011. We have entered into the said transaction with The Phoenix, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

Net income (loss) attributable to Optibase Ltd. Net income attributed to Optibase Ltd., is the result of net income as affected by net income attributed to non-controlling interest. As a result of the foregoing, we recorded net gain of $6.4 million in 2020, compared with a net loss of $2 million in 2019.

Results of Operations for the Years Ended 2019 and 2018

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2019.

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

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. We adopted Topic 326 effective January 1, 2020, based on the composition of our trade receivables, investment portfolio and other financial assets, current economic conditions, historical credit loss activity and future economic conditions. The adoption of this standard did not have a material impact on our consolidated financial statements.

Recent accounting pronouncements issued

In December 2020, the FASB issued ASU No. 2020-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies the accounting for income taxes. ASU 2020-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. We currently evaluating the impact of the new guidance on our consolidated financial statements.

5.B. LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through private and public sales of our equity securities and banks credit. As of December 31, 2020, we had cash and cash equivalents of $28.8 million, and as of April 16, 2021, we have available cash, and cash equivalents of approximately $28.3 million.

Net cash provided by our operating activities was $5.1 million, $7.4 million, and $6.9 million, in December 31 of each of the years 2020, 2019 and 2018, respectively. Net cash provided for operation activities in 2020 was primarily the result of net income for the period, as adjusted for depreciation and amortization, equity share in losses of associates, net decrease in land lease liabilities and in other accounts receivable and prepaid expenses, increase in right-of-use assets and trade receivables, offset by gain on sale of operating properties, decrease in accrued expenses, other accounts payable and other liabilities. Net cash provided for operating activities in 2019 was primarily the result of net income for the period, as adjusted for depreciation and amortization, equity share in losses of associates, net increase in accrued expenses, other accounts payable and other liabilities and increase in lease liabilities, offset by increase in trade receivables, increase in other accounts receivable and prepaid expenses, decrease in deferred tax liabilities and land lease liabilities and increase in right-of-use assets. Net cash provided for operating activities in 2018 was primarily the result of net loss for the period, as adjusted for depreciation and amortization, equity share in losses of associates, net and decrease in other accounts receivable and prepaid expenses, offset by increase in trade receivables, decrease in deferred tax liabilities and in land lease liabilities and decrease in accrued expenses and other accounts payable.

Net cash provided by investment activities in 2020 totaling $40.8 million reflects primarily our sale of real estate property and proceeds from our associates, offset by our investment in building improvements. Net cash used for investment activities in 2019 totaling $596,000 reflects primarily our investment in building improvements, offset by the proceeds from our associates. Net cash used for investment activities in 2018 totaling $2 million reflects primarily the proceeds from our associates, offset by investment in building improvements.

Net cash used for financial activities in 2020 totaling $30.8 million reflects loans and bonds repayments. Net cash used for financial activities in 2019 totaling $ 8.2 million reflects loans and bonds repayments, dividend distribution to non-controlling interests partially. Net cash used for financial activities in 2018 totaling $11.1 million reflects loans and bonds repayment, dividend distribution to non-controlling interests partially.

Non-GAAP NOI decreased by $870,000, or 7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease in NOI was primarily driven by the decrease in our fixed income from real estate rent offset by a decrease in our cost of real estate operations due to our Germany portfolio sale. For further details regarding the definition of NOI please see Item 4.B.

Non-GAAP Recurrent FFO increased by $411,000, or 10%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase in FFO was mainly due to decrease in our operating costs, general and administrative expenses and financial expenses mainly due to our Germany portfolio sale (for further details, see Item 4.B. "business overview"), offset by a decrease in our fixed income from real estate rent.

During 2020, we invested our available cash solely in various bank deposits and money market funds with various banks. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

In March 2017, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $5.1 million loan, or the Loan, from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. In May 2018, the parties entered into an amendment to the Loan agreement, under which the Company repaid the Controlling Shareholder $2.5 million on account of the Loan and the repayment by the Company of the remaining Loan amount of $2.5 million has been postponed from April 1, 2019 to July 1, 2020. In September 2019, the parties entered into an additional amendment to the Loan agreement. Following these amendments, the repayment by the Company of the remaining Loan amount of $2.5 million has been postponed from July 1, 2020 to October 1, 2020. On July 1, 2020 in accordance with our audit committee and board of directors’ approval, we prepaid the remaining amount of a loan of approximately $2.6 million.

In June 2017, Aberdeen Associates LLC, a Delaware limited liability company, or Aberdeen Lender, extended a $7 million, 5-year fixed-rate loan facility, the Aberdeen Loan Facility, to the Company’s subsidiary, Optibase Inc. As the date hereof, Optibase Inc. has not drawn down any funds under the Aberdeen Loan Facility.  The Aberdeen Loan Facility may be drawn down in $250,000 increments, and beginning with the first such draw-down, will bear interest at an annual rate of 5% of the amount drawn, and is compounded and paid quarterly until the maturity on June 1, 2022, at which point all outstanding principal and interest will become due and payable. The Aberdeen Loan Facility is secured by a pledge by Optibase Inc. of 100% of its membership interest in Optibase Chicago 300, LLC. Prepayments of principal on the Aberdeen Loan Facility are allowed without penalty, on ten (10) days’ prior notice to the Aberdeen Lender.

On April 9, 2021, Crown Two Penn Center Associates Limited Partnership, a Pennsylvania limited partnership which is 22.16% indirectly owned by the Company, refinanced a commercial office building in Philadelphia, known as Two Penn Center Plaza. Under the refinancing, the existing loan on the Property with an outstanding principal balance of approximately $44 million, was replaced with a new loan with a principal amount of $67.9 million. As a result of the refinancing, Crown Two Penn Center Associates, Limited Partnership, generated excess cash, of which our share is approximately $5 million. We were informed that Crown Two Penn Center Associates, Limited Partnership, will make a distribution of $2 million out of the said $5 million in the upcoming weeks.

The following table summarizes the principal terms of our material financing agreements in effect as of December 31, 2020:

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount(1)	Outstanding Amount (as of December 31, 2020) (2)	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Non-convertible Series A Bonds issued to the public in Israel	The Company	Original Date- August 9, 2015; Maturity Date- December 31, 2021	NIS 60 million (app. $15 million)	NIS 10 million (app. $3.1million)	6.7%	Interest - payable in semi-annual payments Principal - payable in semi-annual payments on June 30 and on December 31 of each of the years of 2016 through 2021 (last payment on December 31, 2021)	none
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

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount(1)	Outstanding Amount (as of December 31, 2020) (2)	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Framework agreement for mortgage loan of the CTN complex	Eldista GmbH (Senior Borrower)	Original Date- January 8, 2020; Maturity Date- 2061
CHF 83.5 million
(app. $87.3 million).
The Borrower may choose to utilize the credit facility as follows: (i) mortgage loans in CHF with terms of 1 to max 10 years; (ii) mortgage-backed fixed advanced in CHF with terms of 3, 6 or 12 months; (iii) mortgage-backed fixed advanced in USD with terms of max 3 months. (5)
During 2020 and to date, the Borrower has been utilizing the credit facility every 3 months in USD or CHF.
CHF 81.5 million (app. $92.3 million).
Floating interest rate, based on the prevailing conditions in the money and capital markets, the risk assessments of the bank and the margin determined by the bank + 0.75% for drawings in CHF or 1.05% for drawings in USD, per annum.
						Interest due quarterly, beginning March 31, 2020. CHF 2 million to be paid per year on a quarterly basis, beginning March 31, 2020.	A senior ranking mortgage over the property + Deed of Assignment in favor of the bank of any rent payments from the CTN complex and all rent payments will be made directly into an account at the bank.
•   The framework agreement may be terminated by either party at any time with immediate effect.
•   The Borrower undertakes to refrain from providing new or additional collateral exceeding CHF 2 million in favor of a third party.
•   The bank is authorized to assign all or any part of the lone relationship to a third party.
•   Transfers/sales of property are prohibited.  Any sale will result in the loan being repayable and a prepayment fee of 0.1%, plus difference between interest rate at time of termination and interest rate that bank can achieve for residual interest term.
•   Loans to third parties (excluding shareholders) by the borrower are not permitted.
•   Distributions of dividends/shareholder loans are only permitted in line with available yearly profit after loan payments.

Financing agreement of condominium units in Miami	Optibase Real Estate Miami, LLC	Original Date- July 7, 2015; Maturity Date- September 30, 2021	$8.82 million(3)	$6.5 million	Libor (30-day rate) + 2.65%, but no less than 4.65%.
Interest – payable monthly commencing on October 1, 2021
Principal – the entire principal balance and all accrued interest shall be due  and payable on March 31, 2023.
On September 30, 2021 borrower shall make a principal payment in an amount equal to 10% of the outstanding principal balance.

(i) A senior mortgage spread over 25 residential condominium units;(4) and (ii) A collateral assignment of contracts; (iii) pledged collateral agreement; (iv)
Guaranty from Optibase, Inc., under which Optibase, Inc. guarantees the obligations of the Borrower, including the punctual payment of amounts owed under the loan documents.

•   Minimum deposit by Borrower of $1.5 million during the term of the loan. Failure to meet this covenant on the testing period requires Borrower to pay the Lender a fee in an amount of 2% of the amount of the deficiency.
•   Interest reserve account of at least $550,000.
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

•   Borrower has an option to extend the maturity date by 18 months if no event of default has occurred and subject to certain other conditions.
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

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount(1)	Outstanding Amount (as of December 31, 2020) (2)	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement of the property in Rumlang	Optibase RE 1 SARL	Original Date- October 2009; Maturity Date- 2059	CHF 18.8 million ($18.4 million)	CHF 14.7 million (app. $16.6 million)	Libor (for a period determined by borrower per each interest payment for the next payment) + 0.8%
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
•   Borrower may repay the mortgage at any time, subject to a prior notice of three months with no subject penalty.
•   The lender holds the right to accelerate future loan payments, upon occurrence of certain default conditions.

(1)	Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of the date the loan was taken.
(2)	Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of December 31, 2020
(3)	The original amount is the amount received following a second amendment to the loan agreement.
(4)	In May 2020, we sold one of the apartment units in consideration for approximately $2.4 million and out of which approximately $2.3 were used for the repayment of the loan.
(5)	Use in foreign currency (USD) may only occur if the resulting foreign exchange risk is hedged through a separate OTC transaction in the same currency and with the same term and nominal.

Through the year 2020 and as of the date of this Annual Report, we comply with all of the covenants of our financing agreements.

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

5.C. RESEARCH AND DEVELOPMENT

Irrelevant.

5.D. TREND INFORMATION

During 2014 and through 2015 the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Economically, that had been supported by moderate job growth, record housing affordability and fewer distressed property sales. During 2016 and 2017, we have witnessed a decrease in demand for high end residential projects in the U.S. market, while the demand for other quality projects both in the residential and the commercial markets kept stable and in certain cased showing a moderate increase. During 2018, 2019, 2020 and to date the high end residential market in the U.S. is showing a significant decrease in demand while up until recent events (the Coronavirus outbreak), other segments remained stable. Since the first quarter of 2020 and to date, following the outbreak of the pandemic, most other real estate sectors are also undergoing a challenging period with lower demand for commercial space and the overall slowdown of the economy.

In addition, during 2015 and throughout 2016, as Swiss interest rates declined, Swiss real estate prices remained stable in most segments, while other segments were showing signs of increase mainly due to the low interest rates and lack of investments alternatives. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be slowing down further, in particular the demand for prime office space and the price for such real estate properties. Although economic conditions were promising in 2013, stagnating sales, depressed income and ongoing structural challenges meant that demand for retail floor space was modest. In addition, the two most highly developed tenant markets, Zurich and Geneva, are still exposed to growing oversupply of office space. Despite the above, during 2014 and 2015, market values on direct investments generally continued to rise, mainly due to low interest rates, and lack of investment alternatives, but have been stable since 2016 to 2019. As this was accompanied by moderate demand for rents and stability in rental prices, the overall yields on such investments have decreased further. During 2015 throughout 2020 and to date, the Swiss Central Bank has set negative interest rates for CHF deposits. This in-turn pushed investors to further invest in the real estate market while looking for investments alternatives to generate positive returns on their investments. Since the outbreak of the pandemic in the first quarter of 2020, the Swiss market has been showing a sign of weakness across most real estate sectors as the demand for commercial space has decreased due to the uncertainty in the markets.

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

In 2016 and 2020 we were profitable, while in 2017 to 2019 we operated at a loss. During 2017, 2018, and 2019 we operated at a loss mainly due to equity losses related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL. In 2020 we were profitable, mainly due to a sale completed by Optibase Bavaria GmbH & Co. KG, a wholly owned European subsidiary, of the Company's portfolio in Germany comprised of twenty-seven (27) separate commercial properties, located mostly in Bavaria, Germany, for a total consideration of EUR 35 million (app. $38.9).

5.E. OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2020:

	Payments Due by Period (USD in thousands)
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	more than 5 years
Long-Term Debt*	116,273	3,349	11,169	5,386	96,369
Capital Lease Obligations	15,241	277	554	554	13,856
Lease Obligations*	327	170	157	-	-
Bonds*	3,099	3,099	-	-	-
Total Contractual Cash Obligations	134,940	6,895	11,880	5,940	110,225

* Excluding interest

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

	Age	Position
Alex Hilman	68	Executive Chairman of the board of directors
Amir Philips	53	Chief Executive Officer
Shlomo (Tom) Wyler	69	Chief Executive Officer of Optibase Inc.
Yakir Ben-Naim	49	Chief Financial Officer
Tali Yaron-Eldar(1)(2)(3)	58	Director
Danny Lustiger(1)(3)	53	Director
Haim Ben-Simon(1)(2)(3)	64	Director
Reuwen Schwarz	44	Director

(1)	Member of our audit committee, financial statements review committee and nominating committee.
(2)	External director.
(3)	Member of our compensation committee.

On December 31, 2020, our shareholders approved the re-election of Alex Hilman, Danny Lustiger and Reuwen Schwarz as directors of the Company, and on December 31, 2019 our shareholders approved the election of Ms. Tali Yaron Eldar and Mr. Haim Ben-Simon as our external directors.

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

Yakir Ben-Naim serves as our Chief Financial Officer. Ms. Ben-Naim has been serving in this position since June 2011. From 2004 until May 2011, Ms. Ben-Naim held the position of Corporate Controller and Financial Manager at Optibase Ltd. Before joining Optibase, Ms. Ben-Naim was a controller at V.Box Communications Ltd., and an accountant at Ernst & Young. Ms. Ben-Naim is a Certified Public Accountant in Israel and holds a B.A degree in Social Sciences from Bar Ilan University and an MBA in Finance from Bar Ilan University.

Danny Lustiger joined our board of directors in October 2009. Mr. Lustiger is Chief Executive Officer of MedCu Technology Ltd.. and has over 25 years of experience in various aspects of Hi-Tech industry at senior positions together with Real estate and infrastructure industries, experience at senior position in public companies. From 2019 and to date, Mr. Lustiger serves as a director at the Israeli Natural Gas Company Ltd., starting 2020 and to date, Mr. Lustiger serves as the Chairman of Mei Avivim Ltd., From 2007 until 2009, Mr. Lustiger served as the Chief Financial officer of Shikun & Binui Holdings Ltd. From 2009 and until 2017 Mr. Lustiger served as the president and the former Chief Executive Officer of Cupron Scientific. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

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

Tali Yaron-Eldar joined our board of directors in January 2020. Ms. Yaron-Eldar is an Israeli attorney specializing in taxation and is the co-founder of Yaron-Eldar, Paller, Schwartz & Co., Law Offices, a boutique firm specializing in tax law. Ms. Yaron-Eldar further serves as a director in various Israeli public companies, such as Tedea Technological Development & Automation Ltd., Navitas Petroleum, Limited Partnership, Panaxia Labs Israel Ltd., Lodzia-Rotex Investment Ltd., Ecoppia Scientific Ltd. and AV-GAD Holdings Ltd. From 2004 until 2007, Ms. Yaron-Eldar was a partner at two law offices in Israel. Between January 2004 and January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company, and from 1998 until 2004, also served in various senior roles in the Israeli Tax Authority, including as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel for a period of two years. Ms. Yaron-Eldar holds an LL.B. degree from Tel Aviv University and an M.B.A. specializing in finance from Tel Aviv University. Ms. Yaron-Eldar is also a member of the Israeli Bar Association.

6.B. COMPENSATION

The compensation terms for the Company’s directors and officers is derived from their employment and services agreements and comply with our compensation policy for Executive Officers and Directors as last approved by the Company’s shareholders on February 14, 2019, as amended on February 18, 2020, and December 30, 2020 or the Compensation Policy.

The table and summary below outline the compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2020. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2020.

Name and Position of director or officer	Salary or Monthly Payment (1)	Value of Social Benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
	(U.S. dollars in thousands)
Amir Philips, Chief Executive Officer (5)	243.1	68.3	-	-	23.8	335.2
Shlomo (Tom) Wyler, Chief Executive Officer of Optibase Inc. (6)	220	11.8	-	-	0.1	231.9
Yakir Ben-Naim, Chief Financial Officer (7)	132.6	44.9	-	-	14.1	191.6
Alex Hilman, Executive Chairman of our board of directors (8)	-	-	-	-	82.1	82.1
Reuwen Schwarz, Director (9)	55.5	-	-	-	2.7	58.2

(1)
“Salary” means yearly gross base salary with respect to our Executive Officers (Mr. Philips, Mr. Wyler and Ms. Ben-Naim). “Monthly Payment” means the aggregate gross monthly payments with respect to the members of our board of directors (Mr. Hilman and Mr. Schwarz) for the year 2020.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of amounts recognized as share-based compensation (options and restricted shares) expense on our financial statements for the year ended December 31, 2020.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), telephone, basic health insurance, and holiday presents.

(5)
Mr. Philips’ employment terms as our Chief Executive Officer provide that Mr. Philips is entitled to a monthly base gross salary of NIS 75,000 (approximately $23,300). Mr. Philips is entitled to 24 vacation days, convalescence pay of 10 days and sick days in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of 6 months. During such advance notice period, Mr. Philips will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Mr. Philips is also entitled to bonus payments in accordance with the Compensation Policy.

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

(7)
Ms. Ben-Naim’s employment terms as our Chief Financial Officer provide that Ms. Ben-Naim is entitled to a monthly base gross salary of NIS 37,800 (approximately $11,800). Ms. Ben-Naim is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits including communication expenses. In addition, Ms. Ben-Naim is entitled to reimbursement of car-related expenses from us. Ms. Ben-Naim’s employment terms include an advance notice period of three months. During such advance notice period, Ms. Ben-Naim may be entitled to all of the compensation elements, and to the continuation of vesting of her options or restricted shares, if granted.

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

As of April 16, 2021, our directors and executive officers beneficially owned 198,665 ordinary shares of the Company (of which 39,440 ordinary shares were held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, vested as of April 16, 2021 or within 60 days thereafter). For further information, see Item 6.E. “Share Ownership”.

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

On February 14, 2019 and on February 18, 2020 and December 30 2020, following the approval by our compensation committee and board of directors, our shareholders approved amendments to our Compensation Policy which includes clauses allowing us to provide our directors and officers with insurance and indemnification, and to exempt them from liability subject to the terms and conditions set forth by the Companies Law; provided however, that insurance policies purchased under the Compensation Policy comply with all of the following conditions:

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

We currently have an insurance policy for our directors' and officers' liability, including as directors or officers of our subsidiaries, for the period commencing on January 1, 2021 and ending on December 31, 2021, as approved by our compensation committee and board of directors. The coverage amounts under such policy and the yearly premium to be paid by us for such policy are $7.5 million and $625,000, respectively. The terms of such policy are in accordance with our Compensation Policy.

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

Mr. Danny Lustiger serves as our independent director for more than 11 years. On December 30, 2020, following the approval and recommendation of our board of directors and Audit Committee, our shareholders approved the continued service of Mr. Danny Lustiger as a director of the Company for an additional term.

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

The members of our compensation committee are Mr. Haim Ben-Simon, Mr. Danny Lustiger and Ms. Tali Yaron-Eldar.

Our current compensation policy, or the Compensation Policy, was approved by our shareholders on February 14, 2019 (as amended on February 18, 2020 and on December 30, 2020) and is in effect for a period of three years from the date of approval. The Compensation Policy does not, by nature, grant any rights to our directors or officers. The Compensation Policy includes both long-term and short-term compensation elements and is to be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

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

6.E. SHARE OWNERSHIP

As of April 16, 2021, our current directors and executive officers (eight persons) beneficially owned an aggregate of 198,665 ordinary shares of our Company, of which 39,440 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, vested as of March 20, 2020 or within 60 days. All of our directors or executive officers hold less than 1% of our shares except for Mr. Wyler who holds, to the Company knowledge, approximately 159,218 ordinary, which is approximately 3.06% of the Company's outstanding shares. See Item 7.A. “Major Shareholders” for more information regarding Mr. Wyler's holdings.

Incentive Plans

As of April 16, 2021, we had no outstanding options and/or unvested restricted shares. As of December 31, 2019, and 2020, the number of options reserved for issuance under our plans was 571,260.

As of April 16, 2021, or within 60 days thereafter, an aggregate of 235,790 ordinary shares has been reserved for issuance under the 2006 Plan. As of December 31, 2019, and 2020, the number of restricted shares reserved for issuance under the 2006 Plan was 235,790.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our outstanding ordinary shares as of April 16, 2021 of (i) each person or group known by us to beneficially own 5% or more of the outstanding ordinary shares and (ii) the beneficial ownership of all officers and directors as a group, in each case as reported by such persons:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	4,097,201	78.82%
Shareholding of all directors and officers as a group (eight persons)(3)	198,665	3.82%

(1) Number of shares and percentage ownership is based on 5,216,256 ordinary shares outstanding as of April 16, 2021. Such number excludes 17,895 ordinary shares held by us or for our benefit. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of April 16, 2021 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2) The information is accurate as of May 29 ,2019, and based on Amendment No. 6 to Schedule 13D filed with the SEC on May 29, 2019, by The Capri Family Foundation. According to such Amendment No. 6 to Schedule 13D, Capri directly owns 4,097,201 of our ordinary shares. The core activity of Capri is the holding of investments. In addition, the beneficiaries of Capri are the children of Mr. Tom Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.

(3) Includes 198,665 ordinary shares, of which 39,440 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have vested on April 16, 2021 or within 60 days thereafter. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares.

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

On April 16, 2021, registered holders in the United States hold approximately 54% of our ordinary shares. To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of us.

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

On May 16, 2016, our shareholders approved, following the approval by our compensation committee and board of directors, certain amendments to the compensation terms of Mr. Philips and the grant of special bonus as follows: (a) Mr. Philips' monthly gross base salary was updated to NIS 65,000 for a full time position, as of January 1, 2016 and would increase to NIS 75,000 as of January 1, 2017; and (b) Mr. Philips was awarded a special bonus in the amount of NIS 120,000. On February 14, 2019, our shareholders approved, following the approval by our compensation committee and board of directors, an extension of the employment agreement with Mr. Philips, our chief executive officer, to an unlimited period. As such Mr. Philips’ monthly base gross salary is NIS 75,000 (approximately $20,800), and he is entitled to 24 vacation days, convalescence pay of 10 days and sick days in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of 6 months. During such advance notice period, Mr. Philips is entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Mr. Philips is also entitled to bonus payments in accordance with the Compensation Policy.

On December 31, 2019, and following the approval by our audit committee and board of directors, our shareholders approved an extension of the service agreement (which was originally signed on December 13, 2013 and extended on December 29, 2016), between the Company and Mr. Schwarz, currently serves also as a member of our board of directors, for the provision of real estate related consulting services to us, our subsidiaries and affiliates. Mr. Schwarz is a relative of the beneficiaries of Capri, our controlling shareholder. According to term of the service agreement with Mr. Schwarz, he will provide us with real estate related consulting services, including: (i) searching, introducing and advising us on real estate transactions, (ii) advising and negotiating with banks and financing institutions, (iii) advising us on our financing agreements, all as requested by us from time to time and at our sole discretion. Such services will be provided by Mr. Schwarz at the request of the Company. Mr. Schwarz will render such services faithfully and diligently for the benefit of the Company and will devote all necessary time and attention for the performance of the services. Mr. Schwarz will also use his best efforts to implement the policies established by us in the performance of such services. In consideration for such services, we will pay Mr. Schwarz a monthly fee of EURO 4,000 (approximately $4.906) plus applicable value added tax (if applicable). Mr. Schwarz will also be reimbursed for expenses incurred as part of the services provided by him which shall not exceed EURO 12,000 (approximately $14.718) per year. In the event the service agreement with Mr. Schwarz is terminated during a certain month, Mr. Schwarz will be entitled to a pro rata fee based on the number of days that has lapsed until the termination date of the service agreement. Mr. Schwarz may either provide the services by himself or through a corporation under his control, provided that the consideration under the service agreement remains unchanged. The service agreement with Mr. Schwarz will be in effect retroactively from November 1, 2019 for a period of three years. Each of Mr. Schwarz and us may terminate the service agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the services provided by him under the agreement (unless we have instructed him otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for cause.

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

Commercial Office Building in Philadelphia

On October 12, 2012, following the approval of our audit committee and board of directors, and the approval of our shareholders during an annual general meeting of our shareholders held on August 16, 2012, our wholly-owned subsidiary, Optibase 2 Penn, LLC, became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership, or the Partnership, which acquired an approximately 20% indirect beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, or the 2 Penn Property, and entered into the Limited Partnership Agreement of the Partnership, or the 2 Penn LPA. As of December 31, 2020, the Company indirect beneficial interest in the 2 Penn Property is 22.16%.

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

The Partnership owns a beneficial interest in the owner of the 2 Penn Property by being issued a 85.76% partnership interest in Two Penn Investor LP, a Pennsylvania limited partnership, or the 2 Penn Investor, which acquired 88% (As of December 31, 2020 - 99%) of the limited partnership interests in Crown Two Penn Center Associates Limited Partnership, or the Property Owner, and Two Penn General LLC from Crown Penn Associates, L.P., or Crown Penn. Two Penn General LLC, a Delaware limited liability company controlled by Mr. Alex Schwartz acquired a 1% general partner interest in the Property Owner from Two Penn Center GP Corp., a Pennsylvania corporation, or the Existing General Partner, for the aggregate sum of approximately $12.8 million.

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

On September 22, 2019, the Applicants filed an appeal to the District Court's decision to the Supreme Court. On February 20, 2020, the Applicants submitted their written summations and we should file our summations by May 30, 2020. The hearing of the appeal is scheduled for May 3, 2021.

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

On July 29, 2019, our subsidiaries filed a statement of defense, categorically denying the allegations of Swiss Pro, and claiming that the option price reflects what is stated in the Agreement and that, in complete contradiction to Swiss Pro's claims, they did not artificially raise the price of the Option as alleged. The parties were referred to mediation that ended without reaching a settlement. preliminary hearing has been scheduled for May 27, 2020. The partis have finished discovery and a court hearing is scheduled on June 21, 2021, after submitting an affidavit.

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

Based on LEM’s submissions filed during the first hearing before the court, LEM is requesting a 20% rent reduction amounting to a capital amount of CHF 3,094,000 for the period starting from February 1, 2012, until June 30, 2017, with 5% moratory interest per year starting from October 23, 2017, corresponding to CHF 154,700 per year, based on the various defects allegedly affecting the rented premises. In addition, LEM is claiming for related damages an amount of CHF 167,721, subject to amplification, with 5% moratory interest per year starting from October 23, 2017, corresponding to CHF 8,386 per year. LEM’s claim for rent reduction was reduced to 10% from July 1, 2017, until repair of the alleged defects or entry into force of the judgment, that is to say a capital amount of CHF 714,000 if considered from July 1, 2017, until December 31, 2019. LEM further demands to be reserved the right to claim the reimbursement of overpaid ancillary fees. A first hearing took place on June 26, 2018, regarding lease matters, and a second hearing took place on November 7, 2018. An out-of-court settlement was proposed by LEM’s counsel on May 15, 2019 without prejudice, including the complete withdrawal of LEM’s pending claim in full and final settlement provided that Eldista Gmbh authorizes LEM to stay in the building after the end of the lease for a determined period starting from April 1, 2020 until December 31, 2021 with a reduced rent of 20% justified by the market conditions that would correspond to a capital amount of CHF 1 million approximately. Eldista Gmbh made a counterproposal on August 29, 2019 of CHF 346,311.00 which was refused by LEM on September 9, 2019. LEM made a counterproposal at CHF 700,000.00 plus the right to vacate the premises without any obligation to reinstate.

On January 27, 2020 LEM filed a new claim against Eldista Gmbh. LEM is claiming a first extension of its current lease until December 31, 2021, or until September 30, 2022 at the latest. LEM is also claiming a rent reduction of 16.94% (approximately CHF 40,000 per month) from April 2020 until the end of the extension which corresponds to a total amount of CHF 1,188,750.

On October 16, 2020, our subsidiary Eldista Gmbh signed an out-of-court settlement with its tenant in the LEM, that have been validated by the first instance court for leas matters on October 27, 2020. The agreement  provides in the main that the partis withdraw all pending claims against each other and LEM receives from Eldista Gmbh, as full and final settlement, a monthly contribution of CHF 43,750 (VAT not included) to its damage that is paid on the rents from December 2020 until March 2022 ,corresponding to total amount in capital of CHF 700,000 (approximately U.S. $766,000). LEM is also authorized by this agreement to remain in the premises until December 31, 2023 with a termination notice of three months for the end of a month should it wish to leave the premises earlier.

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

Cash dividends paid by an Israeli company are normally subject to a withholding tax. If we decide to distribute cash dividends out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to corporate tax rate which would have been applied at the period. See “Israeli Taxation”. In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will bear the risks of currency fluctuations during the period between the date such dividend is declared and paid by us in NIS and the date conversion is made by such shareholder into U.S. dollars.

ITEM 8.B. SIGNIFICANT CHANGES

On April 9, 2021, Crown Two Penn Center Associates Limited Partnership, a Pennsylvania limited partnership which is 22.16% indirectly owned by the Company, refinanced a commercial office building in Philadelphia, known as Two Penn Center Plaza. Under the refinancing, the existing loan on the Property with an outstanding principal balance of approximately $44 million, was replaced with a new loan with a principal amount of $67.9 million. As a result of the refinancing, Crown Two Penn Center Associates, Limited Partnership, generated excess cash, of which our share is approximately $5 million. We were informed that Crown Two Penn Center Associates, Limited Partnership, will make a distribution of $2 million out of the said $5 million in the upcoming weeks.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares have been traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. In addition, on April 29, 2015, our ordinary shares were registered for trading on the Tel Aviv Stock Exchange under the symbol OBAS.

On April 16, 2021, the reported closing sale price of our ordinary shares on The NASDAQ Global Market was $10.8 per share and on the Tel Aviv Stock Exchange was NIS 42.47 per share.

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

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,216,256 ordinary shares were issued and outstanding as of April 16, 2021. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

On February 14, 2019, and following the approval by our compensation committee and our board of directors, our shareholders approved a new compensation policy and such policy is in affect for a 3-year term. On February 18, 2020, following the approval by our compensation committee and our board of directors, our shareholders approved an amendment to compensation policy with respect to the maximum aggregate annual premium payable for directors’ and officers’ liability insurance and on December 30, 2020 following the approval by our compensation committee and our board of directors, our shareholders approved an amendment to compensation policy with respect to the deletion of the caps set for the premium payment under any type of directors' and officers' liability insurance policy.

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

Sale of our German Commercial Properties Portfolio

On February 11, 2020, our wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, or Optibase Bavaria, had entered into a definitive agreement with an unrelated third party buyer, or the Buyer, to sell the German Portfolio, which represents a homogenous retail portfolio in established retail locations, has approximately 37,000 square meters of total rental space and currently generates annual net rental income of more than EUR 2.9 million (approximately $3.2 million). The properties have an average occupancy rate of more than 97% of the total rental area, and an average remaining lease term of approximately seven years.

 On July 8, 2020, Optibase Bavaria completed the sale of the company's portfolio in Germany at a total purchase price (paid by Buyer at the closings of the transaction) of EUR 35 million (app. $38.9 million).

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

The CTN Complex in Geneva, Switzerland

On January 8, 2020 Eldista GmbH executed a new framework agreement for a mortgage loan at an amount of credit facility of CHF 83.5 million (the amount of the credit facility was reduced by the sum amortization and other loan repayment made).

For a summary of the principal terms of our new framework agreement, see Item 5.B "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Condominium Units in Miami Beach, Florida

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

Loan agreement with the Controlling shareholder

In March 2017, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $5.1 million loan, or the Loan, from our Controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. In May 2018, the parties entered into an amendment to the Loan agreement, under which the Company repaid the Controlling Shareholder $2.5 million on account of the Loan and the repayment by the Company of the remaining Loan amount of $2.5 million has been postponed from April 1, 2019 to July 1, 2020. In September 2019, the parties entered into an additional amendment to the Loan agreement. Following these amendments, the repayment by the Company of the remaining Loan amount of $2.5 million has been postponed from July 1, 2020 to October 1, 2020. On July 1, 2020 in accordance with our audit committee and board of directors’ approval, we prepaid the remaining amount of a loan of approximately $2.6 million.

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

Israeli taxation

General Corporate Tax Structure in Israel

               Israeli companies are generally subject to corporate tax on their taxable income. For year 2020, the Israeli corporate tax rate stands on 23%.  As of 2017, the corporate tax rate is 24% (in 2015 and 2016, the corporate tax rate was 26.5% and 25%, respectively). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

Excess Tax.

               Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 651,600 for 2020 (and as of 2019, the additional tax was on annual income exceeding NIS 649,560), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Other Income Tax

Taxable income of the Company's subsidiary in Luxemburg, Germany and United States is subject to federal tax at the rate of approximately 29%, 16% and 21%, respectively, In 2020 and 2019. In Switzerland, the tax rate ranges are between 14%-24% (including cantonal tax rate), for 2020 and 2019.

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

The inflation rate in Israel was approximately -0.2%, 0.6% and -0.7% in, 2018, 2019 and 2020, respectively. The changes of the NIS against the dollar was a devaluation of approximately 8.1%, 7.8% and 7% in 2018, 2019 and 2020, respectively. The change of the CHF against the dollar was a devaluation of approximately 0.8% in 2018, and an appreciation of approximately 1.4% and 10% in 2019 and 2020, respectively. The change of the Euro against the dollar was a devaluation of approximately 4.5% and 2.1% in 2018, and in 2019, and an appreciation of approximately 9.5% in 2020.

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

Interest Rate and Rating Risks

Our exposure to market risk for changes in interest rates in Switzerland relates primarily to our long term loan taken for the purchase of our real-estate property in Switzerland and denominated in Swiss Francs (CHF). Changes in Swiss interest rates, could affect our financial results.

Investments Risks

As of December 31, 2020, our available net cash was $28.8 million. As of December 31, 2020, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework for Internal Control-Integrated Framework (1992) set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2020.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2020, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young in Switzerland and in the United States, to Optibase in 2019 and 2020 (in thousands of dollars):

	2019	2020
Audit fees (1)	112	109
Audit-related fees (2)	5	5
Tax fees (3)	38	34
Total	155	148

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

During 2019 and 2020, our audit committee approved all the audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in Switzerland and in the United States.

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

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1. The financial statements of 300 RIVER HOLDINGS, LLC are also provided pursuant to Rule 3-09 of Regulation S-X.:

Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-2 F-3
Consolidated Balance Sheets	F-4 - F-5
Consolidated Statements of Operations	F-6
Consolidated Statements of Comprehensive Income	F-7
Statements of Changes in Shareholders’ Equity	F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to Consolidated Financial Statements	F-11 - F-44

Consolidated Financial Statements	Page
Consolidated Financial Statements of 300 RIVER HOLDINGS, LLC	F-45 –F-58

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

 - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

OPTIBASE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optibase Ltd. and its subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, change sin shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements”). In our opinion, , based on our audits and the report of the other auditor, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of 300 RIVER HOLDINGS LLC, a corporation in which the Company has a 30% interest. In the consolidated financial statements, the Company's investment in 300 RIVER HOLDINGS LLC is stated at $ 1,928 thousand and $ 4,407 thousand as of December 31, 2020 and 2019, respectively, and the Company's equity in the net loss of 300 RIVER HOLDINGS LLC is stated at $ 4,476 thousand in 2020, $ 4,859 thousand in 2019 and $ 5,790 thousand in 2018. These statements were audited by the other auditor, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for 300 RIVER HOLDINGS LLC, is based solely on the report of the other auditor.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of real estate assets

Description of the matter
As discussed in note 2g to the consolidated financial statement, held real estate assets, net of accumulated depreciation as of December 31, 2020 were $192.1 million. The Company assesses held real estate assets for impairment when certain events or changes in circumstances indicate the carrying amount of the asset may not be recoverable through operations. When assessing for impairment, the Company performs a recoverability test by comparing the undiscounted future cash flows of the real estate asset to the net carrying value. If the undiscounted cash flows are less than the net carrying value, the Company will estimate the real estate assets’ fair value. The estimated fair value is compared to the net carrying value to determine whether the asset is impaired.

Auditing management’s evaluation of held real estate assets for impairment was complex due to the high degree of subjectivity in determining their future undiscounted cash flows and estimated fair values.

In particular, the undiscounted cash flows and fair value estimates were sensitive to the assumptions made by management regarding future rental revenues and operating expenses, capitalization rates, and anticipated hold period, which are affected by expectations about future market and economic conditions.

How we addressed the matter in our audit
To test the Company’s impairment assessment over held real estate assets, our audit procedures included, among others assessing the methodologies used by management, evaluating the significant assumptions discussed above, testing the completeness and accuracy of the underlying data used by the Company in its analysis and evaluated the related disclosures.

In addition, we evaluated the historical accuracy of the Company’s estimates and performed sensitivity analyses of the significant assumptions to evaluate the changes in the undiscounted future cash flows and estimated fair values of the property that would result from changes in the significant assumptions. We involved our real estate valuation specialists to assist in evaluating certain market rent assumptions used by management.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since at least 1997, but we are unable to determine the specific year.
Tel-Aviv, Israel
April 27, 2021

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$28,820	$12,564
Restricted cash	835	32
Trade receivables (net of allowance for credit losses of $ 178 and $ 285 at December 31, 2020 and 2019, respectively)	216	536
Other accounts receivable and prepaid expenses	569	628
Bonds related deposits	2,564	-
Property held for sale	-	29,727

Total current assets	33,004	43,487

LONG-TERM INVESTMENTS:
Long-term deposits	98	2,678
Right-of-use assets	272	376
Investments in companies and associates	9,269	11,657

Total long-term investments	9,639	14,711

Real estate property, net	192,054	181,109

Total assets	$234,697	$239,307

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans and bonds	$6,447	$28,803
Other accounts payable and accrued expenses	4,144	5,028
Operating lease liabilities	166	142
Total liabilities attributed to discontinued operations	2,061	2,061

Total current liabilities	12,818	36,034

COMMITMENTS AND CONTINGENT LIABILITIES

LONG-TERM LIABILITIES:
Deferred tax liabilities	15,095	13,801
Land lease liability, net	7,054	6,110
Operating lease liabilities	146	257
Long-term loans, net of current maturities	112,923	108,406
Long-term bonds, net of current maturities	-	2,845

Total long-term liabilities	135,218	131,419

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.65 par value -
Authorized: 6,000,000 shares at December 31, 2020 and 2019; Issued: 5,216,256 shares at December 31, 2020 and 2019; Outstanding: 5,198,361 shares at December 31, 2020 and 2019	994	994
Additional paid-in capital	138,187	138,187
Treasury shares: 17,895 shares at December 31, 2020 and 2019	(87)	(87)
Other reserves	2,759	(428)
Accumulated deficit	(80,389)	(86,822)

Total shareholders' equity of Optibase Ltd.	61,464	51,844

Non-controlling interests	25,197	20,010

Total shareholders' equity	86,661	71,854

Total liabilities and shareholders' equity	$234,697	$239,307

The accompanying notes are an integral part of the consolidated financial statements.

April 27, 2021
Date of approval of the	Amir Philips	Alex Hilman
financial statements	Chief Executive Officer	Executive Chairman of the Board

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019	2018

Fixed income from real estate rent	$14,874	$16,144	$16,608

Costs and expenses:

Cost of real estate operations	2,548	2,948	2,991
Real estate depreciation, amortization and impairment	3,946	4,321	4,317
General and administrative	2,523	3,047	3,500

Total costs and expenses	9,017	10,316	10,808

Gain on sale of operating properties	9,127	-	-

Operating income	14,984	5,828	5,800

Other income	454	722	607
Financial expenses, net	(1,781)	(2,630)	(2,882)

Income before taxes on income	13,657	3,920	3,525
Taxes on income	(2,162)	(1,472)	(1,464)
Equity share in losses of associates, net	(2,079)	(2,321)	(2,765)

Net income (loss)	9,416	127	(704)
Net income attributable to non-controlling interest	2,983	2,120	2,077

Net income (loss) attributable to Optibase Ltd.	$6,433	$(1,993)	$(2,781)

Net earnings per share:

Basic and diluted net earnings (loss) per share	$1.24	$(0.38)	$(0.54)

Weighted average number of shares used in computing basic net earnings per share:	5,186,273	5,186,273	5,185,352

Weighted average number of shares used in computing diluted net earnings per share	5,186,273	5,186,273	5,185,352

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net income (loss)	$9,416	$127	$(704)

Foreign currency translation adjustments	5,323	393	(1,052)
Financial liability related to hedging	68	137	88

Total comprehensive income (loss)	14,807	657	(1,668)

Net income attributable to non-controlling interests	(2,983)	(2,120)	(2,077)
Other comprehensive loss (income) attributable to non-controlling interests	(2,204)	(283)	207

Comprehensive income (loss) attributable to Optibase Ltd.	$9,620	$(1,746)	$(3,538)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Other reserves	Accumulated deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total shareholders' equity

Balance as of January 1, 2018	$993	$138,170	$(87)	$9	$(82,048)	$57,037	$20,031	$77,068

Stock-based compensation	-	17	-	-	-	17	-	17
Issuance of shares upon exercise of stock options	1	-	-	-	-	1	-	1
Dividend to non-controlling interests	-	-	-	-	-	-	(2,067)	(2,067)
Other comprehensive loss	-	-	-	(757)	-	(757)	(207)	(964)
Equity component of transaction with controlling shareholder	-	-	-	42	-	42	-	42
Net income (loss)	-	-	-	-	(2,781)	(2,781)	2,077	(704)

Balance as of December 31, 2018	994	138,187	(87)	(706)	(84,829)	53,559	19,834	73,393

Dividend to non-controlling interests	-	-	-	-	-	-	(2,227)	(2,227)
Other comprehensive income	-	-	-	247	-	247	283	530
Equity component of transaction with controlling shareholder	-	-	-	31	-	31	-	31
Net income (loss)	-	-	-	-	(1,993)	(1,993)	2,120	127

Balance as of December 31, 2019	994	138,187	(87)	(428)	(86,822)	51,844	20,010	71,854

Other comprehensive income	-	-	-	3,187	-	3,187	2,204	5,391
Net income	-	-	-	-	6,433	6,433	2,983	9,416

Balance as of December 31, 2020	994	138,187	(87)	2,759	(80,389)	61,464	25,197	86,661

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net income (loss)	$9,416	$127	$(704)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and impairment	3,946	4,321	4,317
Gain on sale of operating properties	(9,127)	-	-
Stock-based compensation related to options and unvested shares	-	-	17
Decrease (increase) in trade receivables	353	(105)	(109)
Equity share in losses of associates, net	2,079	2,321	2,765
Decrease in deferred tax liabilities	(22)	(140)	(173)
Increase (decrease) in land lease liabilities	319	(106)	(108)
Increase (decrease) in lease liabilities	(43)	257	-
Decrease (increase) in right-of-use assets	104	(376)	-
Decrease (increase) in other accounts receivable and prepaid expenses	79	(665)	965
Increase (decrease) in accrued expenses, other accounts payable and other liabilities	(1,986)	1,763	(103)

Net cash provided by operating activities	5,118	7,397	6,867

Cash flows from investing activities:

Investment in real estate property	(989)	(1,109)	(2,764)
Proceeds from associates, net	309	398	414
Decrease (increase) in other long-term deposits	(9)	116	105
Proceeds from sale of real estate property	41,483	-	-

Net cash provided by (used in) investing activities	40,794	(595)	(2,245)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities:

Repayment of long-term bank loans and bonds	(28,221)	(5,958)	(6,558)
Dividend paid to non-controlling interests	-	(2,227)	(2,067)
Repayment of controlling shareholders' loan	(2,618)	-	(2,500)

Net cash used in financing activities	(30,839)	(8,185)	(11,125)

Exchange differences on balances of cash and cash equivalents	1,986	112	(190)

Increase (decrease) in cash and cash equivalents and restricted cash	17,059	(1,271)	(6,693)
Cash and cash equivalents and restricted cash at the beginning of the year	12,596	13,867	20,560

Cash and cash equivalents and restricted cash at the end of the year	$29,655	$12,596	$13,867

(a) Supplemental disclosures of cash flows information:

Cash and cash equivalents	$28,820	$12,564	$13,836
Restricted cash	835	32	31

Total cash and cash equivalents and restricted cash	$29,655	$12,596	$13,867

(b) Supplemental cash flows activities:

Cash paid during the year for:

Taxes	$3,040	$1,433	$2,521

Interest	$1,492	$2,320	$2,484

(c) Significant non-cash transactions:

Net lease liabilities arising from obtaining right of use assets	$39	$22	$-

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Optibase Ltd. (the "Company") was incorporated and commenced operations in 1990.

The Company, through its subsidiaries, operate in fixed-income real-estate. The Company is engaged with purchasing and operating of real estate properties intended for leasing and resale primarily for the purpose of commercial, industrial, office space use as well as for residential purposes.

Until the sale of its video solutions business to VITEC Multimedia ("Vitec") in July 2010 (see Note 1d below), the Company and its U.S. subsidiary, Optibase Inc., provided equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets. (Collectively, the "Video Activity"). Following the sale of the Video Activity, the Company's only operation is the fixed-income real-estate.

As of December 31, 2020, the Company manages its activity through four active subsidiaries: Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc."), Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, Optibase RES SARL in Luxembourg which was incorporated in June, 2018 and OPCTN SA, a Luxembourg company owned 51% by the Company which was incorporated in February 2011 ("Subsidiaries"), (collectively, the "Group").

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

On June 2, 2015 the first stage of the transaction closing occurred and the Company acquired twenty-five (25) supermarkets in consideration of a purchase price of EUR 24,000,000 (approximately $ 26,249 as of the purchase date). On July 8, 2015 the Company acquired the two (2) remaining supermarkets for an additional purchase price of EUR 4,750,000 (approximately $ 5,224 as of the purchase date).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In addition to the purchase price, the Company incurred acquisition costs, including real estate transfer taxes of EUR 2,075,000 (approximately $ 2,352 during 2015) and presented in the consolidated statements of operations as other operating costs.

The portfolio purchase price has been allocated to real estate properties and other assets, net, in accordance with the Company's accounting policies for business combinations.

The total purchase price was allocated as follows:

Real estate property	$31,399
Other assets, net	74

Total purchase price	$31,473

On February 11, 2020 the Company by its wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, had entered into a definitive agreement with an unrelated third party buyer, to sell its retail portfolio in Germany, for an aggregate cash consideration of EUR 35,000,000 (approximately $ 38,900). The closing of the transaction was subject, among other things, to customary conditions, including (i) the waiver of a right of first refusal by the main tenant; and (ii) the waiver by the local municipalities of their right of first refusal on each of the properties.

The closing was during the second and third quarters of 2020.

As of December 31, 2019 the property net balance was approximately $ 29,700 (including fair value in excess of book value related to property net and contracts with customers in amount of $ 157) and was presented in the Company's balance sheet as property held for sale.

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

c.
The Company has one major tenant, 20% of the Company revenues for the year ended 2020, and two major tenants: 18% and 16% of the Company revenues in each of the years ended December 31, 2019, 2018. No other tenants accounted for more than 10% of the Company revenues.

For details regarding a dispute and an out-of-court settlement with major tenant of which OPCTN's subsidiary, Eldista Gmbh (“Eldista”), see Note 12d(4).

d.	Sale of the Video Activity (discontinued operations):

Until the sale of its video solutions business to VITEC Multimedia ("Vitec") in July 2010, the Company and its U.S. subsidiary, Optibase Inc., provided equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets (collectively, the "Video Activity").

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

The liabilities of the Video activity for the years ended December 31, 2020 and 2019, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	Year ended December 31,
	2020	2019
Liabilities:

Total liabilities attributed to discontinued operations	$2,061	$2,061

e.
The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, and the related macroeconomic effects, including to the Company's business and the business of the Company's suppliers and customers are uncertain, rapidly changing and difficult to predict. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b.	Functional currency, presentation currency and foreign currency:

The presentation currency of the financial statements is the U.S. dollar.

The functional currency of the Company is the U.S. dollar.

The functional currencies of Optibase's subsidiaries are U.S. dollar, CHF and EUR. Assets and liabilities of these subsidiaries are translated at the year-end exchange rates and their statement of operations items are translated using the average exchange rates for all periods presented. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

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

The Company reviews assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected undiscounted future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. As of December 31, 2020 an amount of $247 was recorded as impairment and as of December 31, 2019, no impairment losses have been identified.

h.	Investments in companies:

Investments in non-marketable equity securities of companies in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies are recorded at cost.

Other non-marketable equity securities without readily determinable fair value in which the Company does not have a controlling interest or significant influence are recorded at their original cost and adjusted for observable price changes for identical or similar instruments less any impairment. These equity securities are presented as other non-current assets in the Company’s consolidated balance sheets.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company reviews its unconsolidated non-marketable equity investments for potential impairment or other adjustments, which generally involves an analysis of the facts and changes in circumstances influencing the investments.

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

k.       Leases

The Company determines if an arrangement is a lease at inception. Contracts containing a lease are further evaluated for classification as an operating or finance lease. In determining the leases classification the Company assesses among other criteria: (i) 75% or more of the remaining economic life of the underlying asset is a major part of the remaining economic life of that underlying asset; and (ii) 90% or more of the fair value of the underlying asset comprises substantially all of the fair value of the underlying asset. For leases with terms greater than 12 months, the Company records the right-of-use asset and liability at commencement date based on the present value of lease payments according to their term.

As lessor, the Company elected to combine the lease components (base and variable rent) and non-lease components (reimbursement of common area maintenance expenses) from its operating lease agreements and account for the components as a component in accordance with ASC 842.

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

The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2020 and 2019, the Company had outstanding hedging instruments in the amount of $ 332 and $ 458, respectively, which were included in short-term assests and in long-term assets, respectively and outstanding hedging instruments in the amount of $ 68, which were included as of December 31, 2019 in short-term liabilities.

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

m.	Revenue recognition:

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

The Company believes that its tax positions are all highly certain of being upheld upon examination. As such, as of December 31, 2020 and 2019 the Company has not recorded a liability for uncertain tax positions.

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

The Company also analyzes accounts receivable and historical bad debt levels, tenant credit-worthiness, payment history and current economic trends and future economic conditions when evaluating the adequacy of the allowance for credit losses . Accounts receivable are written-off when they are deemed to be uncollectible and the Company is no longer actively pursuing collection. The Company's reported net income is directly affected by the management's estimate of the collectability of accounts receivable.

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

r.	Accounting for stock-based compensation:

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

During 2020 and 2019 there were no new grants.

s.         Treasury shares:

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
Swap instruments are measured at fair value under ASC 820 on a recurring basis as of December 31, 2020 and 2019.

u.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

v.	Recently adopted accounting pronouncements:

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The Company adopted Topic 326 effective January 1, 2020, based on the composition of the Company’s trade receivables, investment portfolio and other financial assets, current economic conditions, historical credit loss activity and future economic conditions. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

w.        Recent accounting pronouncements issued:

In December 2020, the FASB issued ASU No. 2020-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies the accounting for income taxes. ASU 2020-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. The Company is currently evaluating the impact of the new guidance on the Company’s consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total
Cost:

At January 1, 2019	$33,874	$190,830	$21,413	$(6,618)	$239,499
Additions	-	934	173	1,981	3,088
Reclassification – property held for sale	(7,559)	(26,178)	-	-	(33,737)

At December 31, 2019	26,315	165,586	21,586	(4,637)	208,850
Additions	-	615	374	19,692	20,681
Disposals	-	-	(2,238)	-	(2,238)

At December 31, 2020	26,315	166,201	19,722	15,055	227,293

Accumulated depreciation and impairment:

At January 1, 2019	-	25,136	2,506	(492)	27,150
Depreciation charge for the year	-	3,948	392	417	4,757
Reclassification - property held for sale	-	(4,166)	-	-	(4,166)

At December 31, 2019	-	24,918	2,898	(75)	27,741
Depreciation and impairment charge for the year	-	3,221	725	3,552	7,498

At December 31, 2020	-	28,139	3,623	3,477	35,239

Real estate property, net:

At December 31, 2020	$26,315	$138,062	$16,099	$11,578	$192,054

At December 31, 2019	$26,315	140,668	$18,688	$(4,562)	$181,109

Balance of property held for sale is comprised of Retail portfolio in Bavaria, Germany.

For details regarding the portfolio sale agreement , see Note 1b(1).

Following the review of the expected undiscounted future cash flows an impairment ralets to the Condominium units, in the amount of $247 was recorded in 2020.

Estimated depreciation expenses by years are as follows:

Year	Estimated depreciation expenses

2021	3,901
2022	3,901
2023	3,901
2024	3,901
2025 and thereafter	150,135

165,739

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ASSETS, NET

	Above, below market value of in-place leases	Currency translation adjustment	Total
Cost:

At January 1, 2019	$147	$(70)	$77
Additions	-	(3)	(3)
Reclassification – property held for sale	(74)	-	(74)

At December 31, 2019	73	(73)	-
Additions	-	-	-

At December 31, 2020	-	-	-

Accumulated amortization:

At January 1, 2019	13	(77)	(64)
Amortization charge for the year	(19)	4	(15)
Reclassification – property held for sale	79	-	79

At December 31, 2019	73	(73)	-
Amortization charge for the year	-	-	-

At December 31, 2020	-	-	-

Other assets, net:

At December 31, 2020	$-	$-	$-

At December 31, 2019	$-	$-	$-

Intangible assets consist of lease contracts with tenants deriving from the purchase of a building complex in Geneva in 2011 and purchase of retail portfolio in Germany. See Note 1b(1).

Balance of property held for sale is comprised of Retail portfolio in Bavaria, Germany.

For details regarding the portfolio sale agreement, see Note 1b(1).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2019

Prepaid expenses	$38	$113
Income receivable	442	257
Others	89	258

	$569	$628

NOTE 6:-	DEPOSITS

Short-term deposits :

	December 31,
	2020	2019

Bonds deposit (1)	$2,045	$-
Restricted account (2)	187	-
SWAP (3)	332	-

	$2,564	$-

Long-term deposits :

	December 31,
	2020	2019

Bonds deposit (1)	$-	$1,903
Restricted account (2)	-	232
SWAP (3)	-	458
Other	98	85

	$98	$2,678

(1)	Bonds deposit of one payment of principal and interest reserves. See Note 11.

(2)	Restricted amount related to the hedging transaction, see details (3) below.

(3)
Hedging of cross currency interest rate swap transaction for the total amount of approximately NIS 34,200,000 at fixed interest rate of 6.7% in exchange for approximately $ 8,700 at fixed interest rate of 7.95% with semi-annually payments commencing on June 2016 through December 2021, the termination date. As of December 31, 2020, the hedging amount is $ 1,455.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LEASES

The Company has operating leases for office space and vehicles that expire through 2023.

Below is a summary of our operating right-of-use assets and operating lease liabilities under ASC 842 as of December 31, 2020 and December 31, 2019:

	December 31,
	2020	2019

Operating right-of-use assets	$272	$376

Operating lease liabilities, current	166	142
Operating lease liabilities long-term	146	257

Total operating lease liabilities	$312	$399

Cash paid for amounts included in the measurement of operating lease liabilities was $162 and $130 during the years ended December 31, 2020 and 2019, respectively.

Minimum lease payments for our right of use assets over the remaining lease periods as of December 31, 2020, are as follows:

Year ended December 31,

2021	$170
2022	129
2023	28

Total undiscounted lease payments	327
Less - interest	(15)

Present value of lease liabilities	$312

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2020:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	1.75
Weighted average discount rate	3.39%

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	LEASES (Cont.)

The Company as lessor:

Future minimum rental payments to be received under operating leases:

Year ended December 31,

2021	$5,279
2022	1,917
2023	3,360
2024	187
2025 and thereafter	2,630

Total future minimum rentals	$13,373

NOTE 8:-	INVESTMENTS IN COMPANIES AND ASSOCIATES

a.
On October 12, 2012, the Company acquired through its subsidiary beneficial interests in Two Penn Center Plaza in Philadelphia, Pennsylvania. This investment is accounted for using the equity method of accounting as the Company's indirect beneficial interest in Two Penn Center Plaza is 22.16% and therefore is considered to be more than minor.

	December 31,
	2020	2019

Invested in equity	$4,025	$4,025
Distributions	(1,794)	(1,485)
Accumulated net income	1,110	710

Total investment	$3,341	$3,250

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

	December 31,
	2020	2019

Invested in equity	$13,142	$13,142
Accumulated net loss	(11,214)	(8,735)

Total investment	$1,928	$4,407

d.	Investments in associates accounted for using the equity method of accounting:

Summarized data of the financial statements of associates, unadjusted to the Company's percentage of holdings: *)

	December 31,
	2020	2019

Assets	$321,153	$336,310
Liabilities	$459,620	$461,448
Income	$49,708	$56,941
Net loss	$(11,947)	$(11,106)

*)	The information presented does not include excess cost and goodwill.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2020	2019

Employees and payroll accruals	$308	$245
Accrued expenses	2,640	2,597
Government (mainly tax provision)	264	878
Advance tenants payments	397	504
Tenant security deposits	116	124
Trade payables	397	591
Others	22	89

Total	$4,144	$5,028

NOTE 10:-     LONG-TERM LOANS

a.
On October 29, 2009, Optibase SARL received a mortgage loan (the "Loan") from a financial institution in Switzerland, in the amount of CHF 18,800,000 for the purpose of purchasing the real estate property located in Rümlang, Switzerland (the "Property"). The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins 0.8%. The financial institution may increase the margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The loans are repaid at a rate of CHF 376,000 per year. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2020, the Company met the required covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2021 (current maturity)	427

Long-term portion:

2022	427
2023	427
2024	427
2025	427
Thereafter	14,483

Total	16,191

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     LONG-TERM LOANS (Cont.)

b.
On October 2011, OPCTN and Eldista entered into a CHF 100,000,000 bank loan refinancing with Credit Suisse for the above mentioned loan. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins, the combined interest margins rate was 0.83%. The loans are repaid at a rate of CHF 2,000,000 per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares. On January 8, 2020 Eldista has signed a new framework agreement for a mortgage loan at an amount of credit facility of CHF 83,500,000, the amount of the credit facility was reduced by the sum amortization and other loan  repayment made.  According to the new framework agreement, the credit facility may be utilized as follows: (i) mortgage loans in CHF with terms of 1 to max 10 years; (ii) mortgage-backed fixed advanced in CHF with terms of 3, 6 or 12 months; (iii) mortgage-backed fixed advanced in USD with terms of max 3 months. When use in USD may only occur if the resulting foreign exchange risk is hedged through a separate OTC transaction in the same currency and with the same term and amount. The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins. The annual interest margin rate is 0.75% for drawings in CHF or 1.05% for drawings in USD. The loan is repaid at a rate of CHF 2,000,000 per year on a quarterly basis and secured by a pledge of Eldista's shares. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2020, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2021 (current maturity)	2,266

Long-term portion:

2022	2,266
2023	2,266
2024	2,266
2025	2,266
Thereafter	81,886

Total	90,950

c.
Optibase Bavaria negotiated a loan agreement with a Deutsche Genossenschafts-Hypothekenbank Aktiengesellschaft ("DG HYP"), for the provision of a senior mortgage loan in the amount of up to EUR 21,000,000 of which the Company utilized EUR 20,474,000. The effective interest rate was closed at 2.15%. The loan is repaid in quarterly installments of EUR 105,000 each, up until April 30, 2020. The terms of the loan includes certain covenants, a debt service cover ratio requirement of between 130% and 110%, and a loan to value requirement of 70% in the first three years and 65% in the fourth and fifth years. As of December 31, 2019, the Company met these covenants. During May and June 2020, as part of the Company portfolio sale transaction, the Company repaid the loan.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     LONG-TERM LOANS (Cont.)

d.
On July 8, 2015, the Company subsidiary, Optibase Inc., entered into a loan agreement with City National Bank of Florida (“CNB”) for a gross amount of $ 15,000 for the financing of 25 condominium units the Company owns in Miami and Miami Beach, Florida. The loan is secured by a senior mortgage over the condominium units. The loan was taken for a term of three (3) years, with an interest rate of Libor 30-day-rate plus 2.65%. Interest is paid monthly commencing August 1, 2015, and the principal is reduced in six-month intervals beginning July 2016. On November 24, 2017 Optibase Inc., refinanced the loan. Under the refinancing, the existing principle loan balance of $ 9,390 bears an interest rate of Libor 30- day rate plus 2.65% which may be increased to 30-day Libor plus 3.25% if Optibase Inc. or its subsidiary, fail to maintain depository accounts with totaling $ 1,500. On November 21, 2019 Optibase Inc., prolonged the amortization of the outstanding principal balance of the loan in amount of $ 8,903, all terms remain unchanged. The principal of the Loan is amortized on a monthly basis with principal payments of approximately $ 19 per month plus accrued interest until the loan matures on January 4, 2021 when all remaining principal and interest become due and payable.

On March 31, 2020 Optibase Inc., refinanced the loan. Under the refinancing, the existing principle loan balance of $ 8,828 bears an interest rate of Libor 30- day rate plus 2.65%, however, in no event shall the interest rate be less than 4.65%. The loan maturity date is September 30, 2021. Optibase Inc. shall have the right to extend the maturity date to March 31, 2023 if no event of default has occurred and subject to certain other conditions. Optibase Inc., will pay fee in amount equal to 2% of the amount of the deficiency if Optibase Inc. or its subsidiary, fail to maintain depository accounts with totaling $ 1,500, this covenant shall be measured for compliance annually, commencing December 2020, and continuing on December 31 of each calender year thereafter. The securities for the loan include a restricted cash deposit of approximately $ 550 Interest reserve. On May 2020 Optibase Inc., repaid an amount of $ 2,271. As of December 31, 2020 Loan issuance costs of $ 117 reported in the balance sheet as a direct deduction from the gross amount of the loan and are amortized in accordance with the loan payments. The covenants under the new financing agreement are substantially the same as under the previous loan agreement. As of December 31, 2020, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2021 (current maturity)	655

Long-term portion:

2022	-
2023	5,782

Total	5,782

e.	For information regarding a loan received from the controlling shareholder, see Note 18b(5).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	BONDS

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

Debt issuance costs of $ 384 reported in the balance sheet as a direct deduction from the gross amount of the bonds. The debt issuance costs are amortized in accordance with the bonds payments. As of December 31, 2020 the unamortized amount of the debt issuance costs is $ 17. The Company is required to meet certain covenants under this bonds. As of December 31, 2020, the Company met these covenants.

The maturities date of the bonds in the amount of $ 3,099 is December 31, 2021.

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

As of December 31, 2020, the Company has sufficient provisions to cover the expected outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations as the Company has no further obligation to pay royalties on revenues generated by the Video Activity subsequent to its sale.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.
In June 2017, Aberdeen Associates LLC, a Delaware limited liability company, extended a $ 7,000, 5-year fixed-rate loan facility (the “Loan Facility”) to the Company’s subsidiary, Optibase Inc. secured by a pledge of 100% of its membership interest in Optibase Chicago 300, LLC. The Loan Facility will bear interest at an annual rate of 5% of the amount drawn, and is compounded and paid quarterly until the maturity on June 1, 2022. As of December 31, 2020, the Company has not drawn down any funds under the Loan Facility.

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

On September 22, 2019, the Applicants filed an appeal to the District Court's decision to the Supreme Court. On February 20, 2020, the applicants submitted their written summations and the Company and the other respondents also filed their summations. The hearing of the Appeal is scheduled to May 3, 2021.

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

The plaintiff claims that the correct option exercise price, and as it was actually exercised on May 25, 2016, is zero Swiss Francs, and it seeks for the court to issue a declaratory order under which it is entitled to receive 20% of the shares of Optibase RE1 at a price of zero Swiss Francs, and to issue orders to remove the discrimination, including that the Company must pay the plaintiff a sum of CHF 400,000 .

On July 29, 2019 the Companies filed a statement of defense.

The Company categorically deny the allegations raised in the statement of claim, and claim that the option price as given over by them reflects what is stated in the option agreement and that, in complete contradiction to the plaintiff's claims, they did not artificially raise the price of the option as alleged.

The parties were referred to mediation that ended without reaching a settlement. Preliminary hearing has been scheduled for May 27, 2020.

The parties have finished documents disclosure.

A court hearing is scheduled on June 21, 2021 after submitting the affidavits.

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

On October 27, 2019, the judgment which dismissed the appeal filed by Eldista. Eldista was therefore ordered to pay the tenant CHF 53,000 plus interest 5% as of June 4, 2014, as well as an amout of CHF 17,000 as a participation for the tenant legal fees. These amounts were paid in Junuary and February 2020.

4.
On March 1 2017, the Company's subsidiary Eldista Gmbh, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or LEM, regarding the deposit of the monthly rent for March 2017 amounting to approximately CHF 279,000 with Banque cantonale de Genève, as a preliminary process for filing a claim. LEM claims that there are serious defects affecting the rented premises, which merit LEM with a reimbursement of approximately CHF 2,400,000 (excluding VAT) as well as approximately CHF 69,000 as indemnification for consequential damages.

Based on LEM’s submissions filed during the first hearing before the court, LEM requested a 20% rent reduction amounting to a capital amount of CHF 3,094,000, with 5% moratory interest per year, corresponding to approximately CHF 154,000 per year, based on the various defects allegedly affecting the rented premises. In addition, LEM is claiming for related damages an amount of approximately CHF 168,000, subject to amplification, with 5% moratory interest per year. LEM’s claim for rent reduction amounted of approximately CHF 714. LEM further demands to be reserved the right to claim the reimbursement of all ancillary costs paid in axcess to Eldista, without however indicating any amount to support its claim. A first hearing took place on June 26, 2018, and a second hearing took place on November 7, 2018.

On January 27, 2020, a formal filing of a claim was submitted by LEM against Eldista.

LEM claimed a first extension of its current lease until December 31, 2021, or until September 30, 2022 at the latest. LEM also claimed a rent reduction of 16.94% from April 2020 until the end of the extension which corresponds to a total amount of CHF 1,189,000. A first conciliation hearing was appointed on April 29, 2020 but was cancelled due to the COVID-19 pandemic and took place on 23 September 2020.

Finally, discussions for an out-of-court settlement started between the parties after the hearing of October 1, 2020 and ended by an agreement concluded on October 16, 2020. This agreement, validated by the first instance court for lease matters on 27 October 2020, provides in the main that the parties withdraw all pending claims against each other and LEM receives from Eldista, as full and final settlement, a monthly contribution of CHF 43,750 (VAT not included) to its damage that is paid from December 2020 until March 2022, corresponding to a total amount in capital of CHF 700,000 (VAT not included). LEM is also authorized by this agreement to remain in the premises until December 31, 2023 with a termination notice of three months form the end of a month should it wish to leave the premises earlier.

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

As of December 31, 2019, the Company has an interest rate swap agreements for Optibase Bavaria loan. The fair value of the interest rate swap consisted of a liability of $ 68, as of December 31, 2019 is included in short-term liabilities, and the net unrealized income on the Company interest rate swap is included in accumulated other comprehensive loss.

The fair value of the currency swaps is based on the estimated amount the Company would receive or pay to terminate the contract at the reporting date and is determined using currency rate pricing models and observable inputs.

As of December 31, 2020 and 2019, the Company has a currency rate swap agreements for Optibase Series A bonds. The fair value of the currency rate swap consisted of an assets of $ 332 and $ 458, respectively.

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
2.
The transition of U.S. international taxation from a worldwide tax system to a territorial system by providing a 100 percent deduction to an eligible U.S. shareholder on foreign sourced dividends received from a foreign subsidiary;

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

Israeli companies are generally subject to corporate tax on their taxable income. In 2020, 2019 and 2018 the corporate tax rate in Israel is 23% (in 2017 and 2016, the corporate tax rate was 24% and 25%, respectively).

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

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States may be subject to the following statutory federal (approximate) tax rates:

	Year ended December 31,
	2020	2019	2018

Luxemburg	29%	29%	29%
Zurich, Switzerland	21%	21%	21%
Geneva, Switzerland	14%	24%	24%
United States	21%	21%	21%
Germany	16%	16%	16%

c.	Tax assessments:

The Company has final tax assessmentsin  Israel through the tax year 2015.

The Company is currently under tax assessment valuation for tax years 2016 through 2019.

d.	Deferred tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax assets and liabilities mainly derive from the acquisitions of commercial buildings in Switzerland. The deferred taxes are computed at the average tax rate of 23%, based on the corporate income tax in Switzerland, which is the tax rate that will be in effect when the differences are expected to reverse.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

Significant components of the Company and its subsidiary deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax assets:

Net operating losses and other temporary differences	$31,271	$28,941
Lease provision	1,622	1,466
Other	199	190

Deferred tax assets	33,092	30,597

Deferred tax liabilities:

Land	(5,734)	(5,437)
Building	(10,373)	(10,020)
Other	(3,553)	(3,331)
Distributable proceeds	(809)	-

Deferred tax liabilities	(20,469)	(18,788)

Valuation allowance	(27,718)	(25,610)

Deferred tax liabilities, net	$(15,095)	$(13,801)

e.	Net operating losses carry-forward:

Through December 31, 2020, Optibase Ltd. had net operating losses carry-forward for tax purposes in Israel of approximately $ 72,000 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2020, Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 57,000 that can be carried forward and offset against taxable income for 20 years, no later than 2040. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S. deferred tax assets.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2020	2019	2018

Income before taxes as reported	$13,657	$3,920	$3,525

Theoretical tax benefit computed at the statutory rate 23%	3,141	902	811
Income tax at rate other than the Ltd. statutory tax rate	(1,150)	101	52
Tax adjustments in respect of currency translation	-	7	2
Adjustment of deferred tax balances following a decrease in statutory tax rates	(572)	-	-
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	842	465	446
Taxes for previous years	(23)	(40)	47
Other non-deductible expenses	(76)	37	106

Income tax expense	$2,162	$1,472	$1,464

g.	Income before taxes on income consists of the following:

	Year ended December 31,
	2020	2019	2018

Domestic	$594	$(179)	$(2,515)
Foreign	13,063	4,099	6,040

	$13,657	$3,920	$3,525

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

h.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2020	2019	2018

Current	$2,184	$1,612	$1,637
Deferred	(22)	(140)	(173)

	$2,162	$1,472	$1,464

Domestic	$809	$-	$-
Foreign	1,353	1,472	1,464

	$2,162	$1,472	$1,464

NOTE 15:-	SHAREHOLDERS' EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ Global Market since April 1999 and on the Tel Aviv Stock Exchange Ltd. since April 2015.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company and the right to receive dividends, if declared.

2.
On December 31, 2013 following the approval of the Company board of directors and the approval of the Company shareholders, the Company issued a net sum of 1,300,580 ordinary shares in consideration for the purchase of twelve luxury condominium units in Miami Beach, Florida from private companies indirectly controlled by Capri, the Company's controlling shareholder.

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

The total number of options available for future grants as of December 31, 2020 was 571,260.

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

As of December 31, 2020 an aggregate sum of 235,790 ordinary shares has been reserved for issuance under the 2006 Plan, respectively.

d.
The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2020, 2019 and 2018. During 2020 2019 and 2018 there were no new grants.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	FINANCIAL EXPENSES, NET

Financial income (expenses):

	Year ended December 31,
	2020	2019	2018

Interest	$(2,472)	$(2,546)	$(2,827)
Re-measurement of derivatives	(73)	188	(562)
Foreign currency translation adjustments	764	(272)	507

	$(1,781)	$(2,630)	$(2,882)

NOTE 17:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company activity). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following present total revenues for the years ended December 31, 2020, 2019 and 2018 and real estate property as of December, 31, 2020, 2019 and 2018:

	2020		2019		2018
	Total revenues	Real estate property, net	Total revenues	Real estate property, net	Total revenues	Real estate property, net

Switzerland	$12,499	$175,956	$11,975	$162,422	$12,322	$162,706
Germany (*)	1,380	-	3,180	-	3,261	30,736
United States	995	16,098	989	18,687	1,025	18,907

	$14,874	$192,054	$16,144	$181,109	$16,608	$212,349

*)	For details regarding the portfolio sale agreement , see Note 1b(1).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Controlling shareholders:

To the Company's knowledge there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company. To the best of the Company's knowledge, the Company's controlling shareholder, the Capri Family Foundation, holds approximately 79% of the Company's Ordinary shares.

b.	Related party transactions:

1.
On December 19, 2013, and following the approval of the Company's audit committee, compensation committee and board of directors, and the Company's shareholders approved the compensation terms of Mr. Shlomo (Tom) Wyler, for his service as Chief Executive Officer of the Company's subsidiary Optibase Inc. The yearly gross base salary will be $ 170 as well as reimbursement of health insurance expenses of up to $ 24 per year, and including reimbursement of reasonable work-related expenses incurred up to $ 50 per year. On May 16, 2016, following the approval by the Company's compensation committee, audit committee and board of directors, the Company's shareholders approved an amendment to Mr. Wyler's compensation terms in a manner that Mr. Wyler's annual gross base salary shall be $ 200 for a full time position, as of January 1, 2016, as well as reimbursement of health insurance expenses of up to $ 24 per year, and including reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $ 50 per year. On February 14, 2019, following the approval by the Company's compensation committee, audit committee and board of directors, the Company's shareholders approved an extension for a 3 year term, of the engagement with Mr. Wyler's, including an adjustment to his compensation terms, in a manner that Mr. Wyler's annual gross base salary was set at $ 220 for a full time position, as of January 1, 2019.

2.
On December 19, 2013, and following the approval of the Company's audit committee and board of directors, and the Company's shareholders approved the a service agreement between the Company and Mr. Reuwen Schwarz, currently serves also as a member of the Company's board of directors, who is a relative of the beneficiaries of Capri, the Company's controlling shareholder, for the provision of real estate related consulting services in consideration for a monthly fee of EUR 4,000 plus applicable value added tax (if applicable) and reimbursement for expenses incurred up to EUR 12,000 per year. On December 29, 2016, and following the approval by the Company's audit committee and board of directors, the Company's shareholders approved the extension of Mr. Schwarz' service agreement, which will be in effect retroactively from November 1, 2016 for a period of three years. On December 31, 2019, following the approval by the Company's audit committee and board of directors, the Company's shareholders approved the extension of Mr. Schwarz' service agreement, which will be in effect retroactively from November 1, 2019 for a period of three years. Each of Mr. Schwarz and the Company may terminate the service agreement by giving a prior written notice of 30 days.

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

3.
On October 22, 2014, following the approval by the Company's audit committee and board of directors the Company's shareholders approved entering into a registration rights agreement with Mr. Shlomo (Tom) Wyler and Capri, for the filing of a registration statement in order to register for resale all of the Company's Ordinary shares held by them. As of December 31, 2020 registration has not been implemented yet.

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

5.
In March 2017, the Company's audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $ 5,118 loan, (the "Loan"), from the Company's controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. In May 2018, the parties entered into an amendment to the Loan's agreement, under which the Company reapid the Company's controlling shareholder $ 2,500 on account of the Loan's account. The repayment by the Company of the remaining Loan's amount of approximately $ 2,618 has been postponed from April 1, 2019 to April 1, 2020, however, the Company may prepay the Loan prior to such date at its sole discretion without any penalty. On September 30, 2019 the parties entered into an amendment no.2 to the Loan's agreement, under which the remaining loan amount of approximately $ 2,618 shall be postponed to October 1, 2020. The remaining terms of the original agreement shall remain unchanged. The loan was recognized at fair value to reflect its interest beneficiary terms at the date of the transaction. The difference between the fair value and the loan principal, in the amount of $ 372 is reported as a reserve from transaction with controlling shareholder in the balance sheet. On July 1, 2020, the Company repaid the loan. As of December 31, 2020 and 2019 an amount of $ 76 and $ 205, respectively, was recorded as finance expense.

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

- - - - - - - - - - -

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
300 River Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 300 River Holdings LLC (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, members’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ EisnerAmper LLP

We have served as the Company’s auditor since 2011

EISNERAMPER LLP
New York, New York
April 27, 2021

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
ASSETS
Real estate, net of accumulated depreciation	$216,166,292	$224,159,928
Cash	1,917,162	3,006,645
Segregated cash and other escrows	10,644,343	13,036,134
In-place and other lease values, net of accumulated amortization of
$39,462,415 and $39,238,904, respectively	-	223,511
Tenant account receivable
Current	447,818	507,467
Unbilled straight-line rent	19,618,007	16,625,604
Prepaid expenses and other assets	996,760	456,149
Deferred leasing costs, net of accumulated amortization of $11,279,299
and $8,747,598, respectively	17,035,105	19,566,806

	$266,825,487	$277,582,244

LIABILITIES AND MEMBERS' DEFICIT
Lease financing obligation, including accrued interest of $4,519,883 and $3,676,289, less unamortized value of deferred lease
financing costs of $8,688,137 and $8,781,489, respectively	$215,831,746	$214,894,800
Notes payable	17,000,000	10,698,891
Mortgage payable, net of unamortized deferred financing costs of
$1,171,575 and $1,782,839, respectively	173,828,425	173,217,161
Accounts payable, accrued expenses and other liabilities	7,356,089	10,204,136
Below market lease values, net of accumulated amortization of
$48,377,197 and $47,539,090, respectively	-	838,107

	414,016,260	409,853,095

Members' deficit	(147,190,773)	(132,270,851)

	$266,825,487	$277,582,244

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Operations
For The Years Ended December 31,

	2020	2019	2018
Revenue:
Base rent	$25,362,370	$25,091,596	$19,912,661
Escalation and other income	20,534,157	17,333,020	12,429,451
Amortization of acquired below market leases	838,107	495,931	516,929

	46,734,634	42,920,547	32,859,041

Expenses:
Depreciation and amortization	14,989,215	14,174,470	12,375,251
Operating expenses	14,354,171	13,158,869	12,844,531
Real estate taxes	6,769,280	7,901,058	4,188,424
Management fees	1,481,895	1,221,311	1,068,504

	37,594,561	36,455,708	30,476,710

Operating income	9,140,073	6,464,839	2,382,331

Interest including amortization of deferred financing costs of $704,616, $704,616, and $755,554, respectively and related party interest of $1,870,373, $776,151, and $14,729 respectively	(24,059,995)	(22,660,043)	(21,682,362)

Net loss	$(14,919,922)	$(16,195,204)	$(19,300,031)

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Members' Deficit

Balance - December 31, 2017	$(96,764,308)
Net loss	(19,300,031)
Distributions	(11,308)
Balance - December 31, 2018	$(116,075,647)
Net loss	(16,195,204)
Balance - December 31, 2019	$(132,270,851)
Net loss	(14,919,922)

Balance - December 31, 2020	$(147,190,773)

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)

Consolidated Statements of Cash Flows
Year Ended December 31,

	2020	2019	2018
Cash flows from operating activities:
Net loss	$(14,919,922)	$(16,195,204)	$(19,300,031)
Adjustments to reconcile net loss
to net cash used in operating activities:
Depreciation and amortization	15,693,831	14,879,085	13,130,805
Amortization of below market leases	(838,107)	(495,931)	(516,929)
Accrued interest on notes payable	-	(14,729)	14,729
Unbilled straight-line rental income	(2,992,403)	(5,967,786)	(1,637,458)
Lease financing obligation	843,594	809,910	777,495
Changes in assets and liabilities:
Tenant accounts receivable	59,649	(197,772)	425,829
Prepaid expenses and other assets	(540,611)	(339,527)	143,693
Accounts payable, accrued expenses and other liabilities	(1,501,038)	3,980,206	(369,200)

Net cash used in operating activities	(4,195,007)	(3,541,748)	(7,331,067)

Cash flows from investing activities:
Additions to leasing costs	(245,930)	(1,753,551)	(4,466,356)
Additions to real estate	(5,341,446)	(21,947,030)	(17,226,847)

Net cash used in investing activities	(5,587,376)	(23,700,581)	(21,693,203)

Cash flows from financing activities:
Proceeds from notes payable	11,530,000	7,498,891	3,200,000
Repayment of notes payable	(5,228,891)	-	-
Distributions to members	-	-	(11,308)

Net cash provided by financing activities	6,301,109	7,498,891	3,188,692

Decrease in cash, cash equivalents, and escrows	(3,481,274)	(19,743,438)	(25,835,578)
Cash, cash equivalents and escrows at beginning of year	16,042,779	35,786,217	61,621,795

Cash, cash equivalents and escrows at end of year	$12,561,505	$16,042,779	$35,786,217

Supplemental disclosures of cash flow information:
Interest paid	$22,538,552	$21,158,942	$20,133,281

Supplemental disclosures of noncash investing activities:
Accrued additions to real estate	$84,340	$1,185,419	$2,649,609
Accrued additions to leasing costs	$-	$245,930	$557,636

The following table provides a reconciliation of cash, cash equivalents and escrows reported within the balance sheet:

	December 31, 2020	December 31, 2019	December 31, 2018
Cash and cash equivalents	$1,917,162	$3,006,645	$6,078,386
Segregated cash and other escrows	10,644,343	13,036,134	29,707,831
Total cash, cash equivalents and escrows shown in the statement of cash flows	$12,561,505	$16,042,779	$35,786,217

Amounts included in segregated cash and other escrows as of December 31, 2020, 2019, and 2018 represent tenant security deposits, cash received through the Company's lockbox account and monies required to be set aside by the Mortgage in connection with the Mortgage note payable.

See notes to consolidated financial statements

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018

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

Deferred lease financing costs consist of fees and costs incurred to obtain the finance lease, which are netted against the lease financing obligation on the consolidated balance sheet, and are being amortized on a straight-line basis over the term of the lease (99 years).  Deferred financing costs consist of fees and costs to obtain the mortgage payable, which are netted against the mortgage payable on the consolidated balance sheet, and are being amortized on a straight-line basis over the term of the mortgage (5 years).  The amortization of these costs is included in interest expense on the accompanying consolidated statement of operations.

Deferred leasing commissions consists of deferred leasing commissions and deferred leasing costs incurred prior to January 1, 2018 are being amortized using the straight-line method over the terms of the related leases.  The amortization of these costs is included in depreciation and amortization in the accompanying consolidated statement of operations.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018

Note B - Summary of Significant Accounting Policies (Continued)

Amortization of deferred leasing costs for the next five years is as follows:

Year Ending	Deferred
December 31,	Leasing Costs
2021	$2,114,000
2022	2,113,000
2023	2,107,000
2024	2,079,000
2025	2,022,000

[5]	Real estate:

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

In accordance with Accounting Standards Codification ("ASC") Topic 360, the Real Estate is evaluated for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the estimated future cash flows of the Real Estate are compared, on an undiscounted basis, to its carrying value. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment write-down is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow analysis or an income capitalization model. There were no indications of impairment for the years ended December 31, 2020, 2019 and 2018.

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

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018

Note B - Summary of Significant Accounting Policies (Continued)

[7]	Revenue recognition:

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

In accordance with the provisions of ASC 740-10-05, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated whether it has any uncertain tax positions and has determined that there are none that would materially impact the financial position of the Company as of December 31, 2020 and 2019.  The Company's policy is to recognize income tax related interest and penalties in interest expenses, of which there were none for the years ended December 31, 2020, 2019 and 2018.

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

Management has evaluated events occurring through April 27, 2021, the date the financial statements were available for issuance.

Note C – Recently Issued Accounting Standards

In September 2016, FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses" (ASU 2016-13). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets held. The update is effective for the Company beginning January 1, 2023.  The Company is continuing to evaluate this guidance however, it does not expect the adoption of ASU 2016-13 to have a significant impact on its financial statements.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018

Note C – Recently Issued Accounting Standards (Continued)

In April 2020, the Financial Accounting Standards Board (“FASB”) staff issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 pandemic. Under existing GAAP, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A allows the Company, if certain criteria have been met, to bypass the lease by lease analysis, and instead elect to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. The Company has elected to apply such relief and will avail itself of the election to avoid performing a lease by lease analysis. The Lease Modification Q&A had no material impact on the Company's consolidated financial statements for the year ended December 31, 2020, however, its future impact to the Company is dependent upon the extent of lease concessions, if any, granted to tenants as a result of the COVID-19 pandemic in future periods and the elections made by the Company at the time of entering into such concessions.

Note D - Real Estate

As of December 31, 2020, and 2019 the Company's real estate consisted of the following:

	December 31,
	2020	2019

Leasehold interest	$25,310,232	$25,310,232
Building and improvements	177,320,972	177,320,972
Tenant improvements	102,171,510	97,931,143
Equipment	1,729,420	1,729,420

	306,532,134	302,291,767

Less: accumulated depreciation	(90,365,842)	(78,131,839)

	$216,166,292	$224,159,928

Depreciation expense was $12,234,003 and $11,436,698 for the years ending December 31, 2020 and 2019, respectively.

Note E - In-Place and Other Lease Values and Below Market Lease Values

As of December 31, 2020, and 2019, the Company's in-place and other lease values and below market lease values consisted of the following:

	December 31,
	2020	2019

In-place and other lease values	$39,462,415	$39,462,415

Less: accumulated amortization	(39,462,415)	(39,238,904)

	$-	$223,511

	December 31,
	2020	2019

Below market lease values	$(48,377,197)	$(48,377,197)

Less: accumulated amortization	48,377,197	47,539,090

	$-	$(838,107)

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018

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

In accordance with ASC Topic 842, the sale of the Land was not recognized, accordingly, the Lease has been treated as a financing transaction for financial reporting purposes.  Upon closing of the transaction, the Company recorded a lease financing obligation in the amount of the Obligation Principal, net of the related costs of the transaction (approximately $9,242,000).  The minimum payments provided under the financing obligation results in an effective interest rate of 4.92% thru January 31, 2018, 5.02% thru January 31, 2019, 5.11% thru January 31, 2020, 5.21% thru January 31, 2021 and 5.28% thereafter, as a result of the change in CPI creating an increased minimum rent payment.  Given the current effective rate of 5.21% on the obligation, annual interest expense is expected to exceed the payment requirements through approximately the 40th anniversary of the Lease.  For the years ended December 31, 2020, 2019 and 2018 the required minimum rent payments made by the Company were approximately $10,814,000, $10,575,000, and $10,376,000 respectively.  Total interest expense for the lease financing obligation for the years ended December 31, 2020, 2019 and 2018 was approximately $11,658,000, $11,386,000, and $11,153,000 respectively.

Note G – Mortgage Payable

			December 31,
	Rate		2020	2019
A-Note	4.61	%*	$100,000,000	$100,000,000
B-Note	5.80	%*	50,000,000	50,000,000
Mezz Note	8.46	%*	25,000,000	25,000,000
			175,000,000	175,000,000

Less: unamortized debt issuance costs			(1,171,575)	(1,782,839)
			$173,828,425	$173,217,161

*The weighted average interest rate for the notes is 5.50% per annum

[1]	Senior notes:

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

On the Mortgage Closing Date, pursuant to the Senior Note Agreement, the Senior Borrower deposited into escrow reserve accounts approximately (i) $16,700,000 for a tenant improvement and leasing commission reserve, (ii) $10,623,000 for a master lease reserve, (iii) $10,358,000 for a free rent reserve, (iv) $19,372,000 for unfunded obligations related to lease in place at the Mortgage Closing Date, (v) $2,142,000 in real estate tax funds, (vi) $266,000 in insurance funds, (vii) $848,000 in ground rent funds and (viii) $150,000 in maintenance funds.  Release of escrow funds for approved expenditures require the approval of the lender. The Borrower is also required to deposit funds on a monthly basis into escrow accounts for real estate taxes and insurance. At December 31, 2020 and 2019 the total balance of these accounts was approximately $8,312,000 and $9,654,000, respectively.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018

Note G – Mortgage Payable (Continued)

The Company can prepay the Senior Notes without penalty following the fourth anniversary of the Mortgage Closing Date.

Under the Senior Note Agreement, the Company is required to deposit all rental revenue received into a restricted account, which is under the Lender's control. At December 31, 2020 and 2019 the balance of this account was approximately $2,332,000 and $3,382,000, respectively.

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

Note H – Notes Payable

During 2018, the Company issued notes in the amount of $3,200,000 to members and affiliates of the Company.  The notes provided for interest at 12% per annum with an original maturity in November 2020.  During 2019, The Company issued notes in the amount of approximately $7,499,000 under similar terms.  Principal and interest were payable from available cash flow, as provided in the Company's operating agreement.  During 2020, the Company issued notes in the amount of $11,530,000 and repaid notes in the amount of approximately $5,229,000.  In October 2020, the Company extended the maturity date of the entire outstanding balance of the notes payable to November 2022 and any new notes payable issued thereafter had the same extended maturity date.  Total interest expense for the notes payable was approximately $1,919,000, $811,000, and $15,000 in 2020, 2019 and 2018, of which approximately $1,870,000, $776,000, and $15,000, was with members and affiliates of the Company, respectively.

Note I - Tenant Leases

[1]
Space in the Property is leased to various tenants under operating leases which generally provide for renewal options and additional rentals based on increases in real estate taxes and certain operating expenses.

[2]
Base rent from the two largest tenants in the Property (who collectively occupy approximately 25% of the building's rentable square footage during 2020) accounted for approximately 30% of the building's base rental income for the year ended December 31, 2020.  The leases with such tenants expire from April of 2026 through June of 2031.  For the year ended December 31, 2019, base rent from the two largest tenants in the Property (who collectively occupy approximately 30% of the building's rentable square footage during 2019) accounted for approximately 36% of the building's base rental income   For the year ended December 31, 2018, base rent from the largest tenants in the Property (who collectively occupied approximately 25% of the building's rentable square footage during 2018) accounted for approximately 36% of the building's base rental income.

300 RIVER HOLDINGS, LLC (a Delaware limited liability company)
Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018

Note I - Tenant Leases (Continued)

[3]	As of December 31, 2020, future minimum rentals under the Company's operating leases with its tenants, for the next five years and thereafter are approximately as follows:

Total
2021	$24,381,000
2022	24,730,000
2023	23,795,000
2024	22,580,000
2025	22,486,000
Thereafter	91,684,000
$209,656,000

Note J - Related Party Transactions

During the years ended December, 31, 2020, 2019 and 2018 the Property was managed by an affiliate of the Member (the “Manager”), pursuant to the annual management agreement, which renews automatically unless terminated by either party, for 3.5% of gross revenue as defined in the annual management agreement.  The Company incurred approximately $1,482,000, $1,221,000, and $1,068,000 for the year ended December 31, 2020, 2019 and 2018 respectively, of the property management fees with the Manager.

An affiliated party (the “Affiliate”) acting in a professional capacity provided legal services to the Property, for which the Affiliate was paid $96,000, $96,000, and $133,000 for the years ended December 31, 2020, 2019 and 2018 respectively.  In addition, affiliates of the Managing member were paid approximately $223,000, $195,000, and $240,000, for the years ended December 31, 2020, 2019 and 2018, respectively.  These amounts are included in legal and professional fees.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2021	OPTIBASE LTD.

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

4.7*	Framework Agreement between Eldista GmbH and CREDIT SUISSE (Switzerland) Ltd, dated January 8, 2020.
4.8*	Security Agreement between Eldista GmbH and CREDIT SUISSE (Switzerland) Ltd, dated January 8,2020.
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

4.18*
Loan Agreement between Optibase Real Estate Miami, LLC and City National Bank of Florida, dated July 1, 2015 as amended on November 17, 2017 (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017), and as amended on March 31, 2020.

Exhibit Number	Description of Document
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

4.23*	Compensation Policy of Optibase Ltd. as amended on December 30, 2020.
4.24
Assets Sale Agreement between Optibase Bavaria GmbH & Co., Optibase Bavaria Holding GmbH & Co and Deutsche Konsum REIT-AG, dated February 10, 2020 (unofficial English translation). (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019).

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
101*
The following financial information from Optibase Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2020 and 2019; (ii) Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, 2019 and 2019; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and (vi) Notes to Consolidated Financial Statements.

* Filed herewith