Form 20-F
period 2021-12-31
OPTIBASE LTD
filed 2022-04-27
CIK 1077618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Mr. Amir Philips, Chief Executive Officer and Director
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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

 †The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•	We may be affected by instability in the global economy, including the recent European economic and financial turmoil.

•	We were and may be the target of securities class action, derivative claim or other litigation, which could be costly and time consuming to defend.

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

•	There are large vacant areas in the CTN complex, our largest property, due to the departure of large tenants that accounted for approximately 22% of our annualized rental income.

•	We may have difficulties leasing real-estate properties.

•	We are depended on the solvency of our tenants and may lease properties at below expected rental rates.

•	We may experience future unanticipated expenses.

•	With respect to our commercial properties, we may be required to invest significant amounts as capital expenditures to bring certain properties up to code.

•	The fair value of our real estate may be harmed by certain factors, which may entail impairment losses not previously recorded which, in turn, will adversely affect our financial results.

•
We may not be able to raise additional financing for our future capital needs on favorable terms, or at all, which could limit our growth and increase our costs and could adversely affect the price of our ordinary shares.

•	In the event we are unable to continuously comply with the covenants, which we undertook with respect to our properties, our results of operations may be adversely affected.

•	Rapid and significant changes in interest rates may adversely affect our profitability.

•	An adverse change in the Swiss real estate market will adversely affect our results of operations.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

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

In 2016 and 2020 we were profitable, while in 2017 through 2019 and in 2021 we operated at a loss. During 2017 through 2019 and in 2021, we operated at a loss mainly due to equity losses related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL. For further information, see Item 4.B. “Business Overview - Properties”, and Item 10.C. “Material Contracts”. In 2020 we were profitable, mainly due to a sale of our portfolio in Germany comprised of twenty-seven (27) separate commercial properties for a total consideration of EUR 35 million (app. $38.9 million).

As of December 31, 2021, we have accumulated losses of $81 million. Given current market conditions, the demand for our real estate properties and other expenses, we may operate at a loss and may not be able to sustain profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. We cannot assure you that we will be able to increase our revenues and sustain profitability. For further details regarding our cash flow, see Item 5.B “Liquidity and Capital Resources”.

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

 In March 2020, the World Health Organization declared the outbreak of novel coronavirus COVID-19 a global pandemic. The COVID-19 pandemic has negatively impacted the global economy, created significant volatility and disruption in financial markets and increased unemployment levels. To prevent the further spread of the COVID-19 pandemic, many countries have taken various actions in order to create social distancing, such as, declared a temporary closure of businesses and institutions, imposed travel restrictions and quarantines. These actions, and other actions that may be taken in unforeseen or catastrophic events, may dramatically affect our ability to conduct our business effectively, affect our ability to dispose of or liquidate part of our real estate, and may lead to a global economic slowdown or even a recession. During periods of economic slowdown or recession, declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If we cannot operate our properties so as to meet our financial expectations, our business, financial condition, results of operations, cash flow or our ability to satisfy our debt service obligations may be negatively impacted. Such events may adversely affect our business, financial condition and results of operations. The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, and the related macroeconomic effects, including to our business and the business of our suppliers and customers are uncertain, rapidly changing and difficult to predict. Although to date, the COVID-19 pandemic did not have a material effect on our business and operations, there is no assurance that we will not be affected, including significantly in the future. We considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on our consolidated financial statements for the period ended December 31, 2021. As events continue to evolve and additional information becomes available, our estimates and assumptions may change in future periods.

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

We were, and may be in the future, the target of securities class action, derivative claim or other litigation, which could be costly and time consuming to defend.

In the past, following a period of volatility in the market price of a company’s securities, securities class action lawsuits, derivative claims and other actions have often been taken against public companies and their directors and officers. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions and derivative claims filed and approved in Israel. We were subject of a motion to approve a derivative claim against the Company's controlling shareholder, directors and CEO and certain former controlling shareholder and directors, which was denied and rejected (following the filing of an appeal) on May 3, 2021. Additionally, and due to the nature of derivative claims, regardless of its outcome, and even if the claims are without merit, we may incur substantial costs and our management resources that are diverted to defending such litigation. We are also subject, from time to time, to litigation with tenants in our ordinary course.

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

There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash and real estate properties are considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we may have been a PFIC during the taxable year ended December 31, 2021, under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year. United States residents should carefully read “Item 10.E. Taxation” under the heading “United States Federal Income Tax Consequences” below for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

 During 2021, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

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

For the year ended December 31, 2021, our commercial property, CTN complex, in Geneva, Switzerland, accounted for approximately 80% of our portfolio annualized rent. Our revenue would be materially adversely affected if this property was materially damaged or destroyed. Additionally, our revenue would be materially adversely affected if rental payments at this property decrease or if tenants at this property fail to timely make rental payments due to adverse financial conditions or otherwise, default under their leases or file for bankruptcy. Furthermore, there are large vacant areas of approximately 9,650 square meters starting April 2022 in the CTN complex due to the departure of large tenants that account for approximately 22% of our annualized rental income. For additional information regarding the CTN complex, see Item 4.B. “Business Overview - Properties - The CTN Complex in Geneva, Switzerland”.

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

We are dependent on the solvency of our tenants and may lease properties at below expected rental rates.

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

Our performance depends, among others, on our ability to pay for adequate maintenance, insurance and other operating costs, including real estate taxes.  We may be required to invest significant amounts as capital expenditures to bring certain properties up to code. All of these expenditures could increase over time and may be more expensive than anticipated. Sources of labor and materials required for maintenance, repair, capital expenditure or development may also be more expensive than we expected. An unplanned deviation from one of the above expenditures, and other, could increase our operating costs.

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

Real estate activities are largely financed from external sources. We cannot be certain that we will be able to obtain financing on favorable terms for our future real estate activities, or at all, and an adverse change can occur in the terms of the financing that we receive. In addition, under the terms of our financing agreement of the CTN complex, in Geneva, Switzerland, which accounted for approximately 80% of our portfolio annualized rent, we financed the CTN by way of a revolving facility on a quarterly basis. Although we do not expect not to be able to continue drawing money from the credit facility, the lender may terminate our financing agreement. Any such occurrence could increase our financing costs and/or result in a material adverse effect on our results and ability to develop our real estate business. The amount of long term loans currently outstanding may inhibit our ability to obtain additional financing for our future capital needs, inhibit our long-term expansion plans, increase our costs and adversely affect the price of our ordinary shares.

It is probable that we will need to raise additional capital in the future to support our strategic plans. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. If we are unable to obtain additional financing, this could inhibit our growth and increase our operating costs.

In the event we are unable to continuously comply with the covenants which we undertook with respect to our properties, our results of operations may be adversely affected.

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

We have financed the purchase of the CTN complex and the Rumlang property with loans bearing floating interest rates and further refinanced the loans during 2017 and 2020 (as of December 31, 2021 the balance of all such loans was $103.6 million, see also Item5.B " Liquidity and Capital Resources.”). As a result, we are exposed to changes in the LIBOR interest rate (LIBOR on the US Dollar and LIBOR on the CHF). An increase in the LIBOR interest rate could materially adversely affect our financial expenses and thereby our profitability. In light of the low interest rate environment we have also decided at this stage not to perform hedging against our exposure to such changes in interest rates.

An adverse change in the Swiss real estate market will adversely affect our results of operations.

Two of our investments, including our most significant property (the CTN complex in Geneva), are located in Switzerland. From 2015 to 2021, as Swiss interest rates declined, Swiss real estate prices increased mainly due to the low interest rates and lack of investment alternatives. Along with the historically low interest rates, the overall availability of financing has decreased significantly as LTV (Loan to Value) rates have been reduced by lenders, leading to more pressure on leveraged transactions further decreasing investments yields. At the same time, there was no increase in the demand for new rental spaces and the rental market appeared to be keeping stable with a slight slowdown, in particular the demand for prime office space and the price for such real estate properties. In addition, and partially due to the low available yields in the investment market, there is a significant increase in new developments, based on available equity investments (as opposed to leveraged investments). Such investments will mature and be available in the near future and may have a significant impact on our rental properties as they will significantly increase the availability of rentable area in the vicinity of our rental properties. Any significant adverse change in the real estate market in Switzerland, such as lack of attractive financing, a decline in the real estate rates or decrease in demand for the type of properties we own and more recently any negative affect of the Coronavirus outbreak, will adversely affect our results of operations.

We may suffer adverse consequences if our revenues decline since our operating costs do not necessarily decline in proportion to our revenue.

We earn a significant portion of our income from renting our properties. Our operating costs, however, do not fluctuate in relation to changes in our rental revenue. As a result, our costs will not necessarily decline even if our revenues do. Similarly, our operating costs could increase while our revenues stay flat or decline. In either such event, we may be forced to borrow to cover our costs, or we may incur losses.

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

We own, through our wholly-owned subsidiary, several U.S. real estate properties located in Philadelphia, Texas, Chicago and Miami, From 2014 to 2017, the U.S. real estate market has shown signs of improvement and a consistent increase in assets prices as the demand for investments increased significantly also driven by financial institutions increased willingness to finance new transactions along with low interest rates. Since 2018 and during 2019, we have witnessed certain changes in the U.S real estate market. While the commercial segment has remained stable along with a steady demand for commercial and office space rental, the high-end residential market has experienced a significant decrease in the demand for investment properties along with an increase in the availability of such assets, which in turn, has put pressure on the prices of such properties. In 2020, following the COVID-19 pandemic, the U.S real estate market has continued to suffer in the commercial real estate sector as well as the high-end residential market and other sectors. During the second half of 2021 and to date, the U.S real estate market started showing evident signs of strength as the increased liquidity in the market turned into investments both in the commercial real estate sector and the high-end residential market. Any significant adverse change in the real estate market in the United States, such as a significant increase of interest rates, a decline in the real estate rates or decrease in demand for the type of properties we own and more recently the negative affect of the Coronavirus outbreak, will adversely affect our results of operations.

With respect to our residential properties in Miami, Florida, the success of our investment will depend on market conditions.

As of December 31, 2021, we owned, through our wholly-owned subsidiary, 23 residential properties in Miami and Miami Beach, Florida, including 20 luxury condominium units and two penthouse units in the Marquis Residences, and one condominium units in the Continuum on South Beach Condominium. 16 of the units are occupied by tenants and the remaining units are being marketed to potential tenants and potential buyers. In November 2021 we sold one of the apartment units in consideration for approximately $690,000. During the first quarter of 2022, we sold three apartment units in consideration for approximately $2.4 million, and two penthouses units in consideration for approximately $5.7 million. Following the last sale of the penthouse in March 2022, we fully repaid the loan taken in connection with these residential properties in Miami and Miami Beach, Florida.

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

Physical damages and other natural disasters may affect our properties.

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

Because a significant amount of our revenues is generated in Swiss Francs and in U.S. Dollars but a portion of our expenses is incurred in New Israeli Shekels and in US dollars, our results of operations may be harmed by currency fluctuations.

Our management believes that the U.S. dollar is the currency in the primary economic environment in which we operate. Thus, our functional and reporting currency is the U.S. dollar. Notwithstanding, we generate a significant amount of our revenues in CHF (Swiss Franc) and incur a portion of our expenses in NIS and in U.S. dollars. As a result, we are exposed to currency fluctuation of the U.S. dollar against the CHF and the NIS.

The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses are made in NIS. We cannot assure you that we will not be adversely affected in the future if inflation in Israel exceeds the fluctuation of NIS against the U.S dollars or if the timing of such fluctuation lags behind increases in inflation in Israel.

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

The inflation rate in Israel was approximately 0.6%, -0.7% and 3.8% in 2019, 2020 and 2021 respectively. The changes of the NIS against the dollar were a devaluation of approximately 7.8%, 7% and 3.3% in 2019, 2020 and 2021 respectively. The changes of the CHF against the dollar were an appreciation of approximately 1.4% and 10% in 2019 and 2020, respectively, and a devaluation of approximately 3.6% in 2021. The changes of the Euro against the dollar were a devaluation of approximately 2.1% in 2019, an appreciation of approximately 9.5% in 2020, and a devaluation of approximately 7.7% in 2021.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

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

We were founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993 we changed our name to Optibase Ltd. Our ordinary shares traded on The NASDAQ Global Market under the symbol “OBAS” beginning with our initial public offering on April 7, 1999. On March 22, 2022, Capri successfully completed a full tender offer for our ordinary shares for $12.64 per share and purchased all of ordinary shares not already held by Shlomo (Tom) Wyler, or the Tender Offer. Capri currently holds approximately 96.9% of our issued share capital and the remaining 3.1% is held by Shlomo (Tom) Wyler. As a result of the Tender Offer, our ordinary shares were delisted from Nasdaq on March 25, 2022.

We listed our ordinary shares for trade on the Tel Aviv Stock Exchange Ltd., or the TASE, on August 6, 2007. In September 2008, we decided to delist our ordinary shares from trade on the TASE. In April 2015, we listed again our ordinary shares for trade on the TASE under the symbol "OBAS". In August 2015, we completed an offering of NIS 60 million TASE-listed non-convertible bonds to the public in Israel. Following the full repayment of our series A bonds, we applied to the TASE on January 11, 2022 for the delisting of our ordinary shares from the TASE. Such delisting took place on April 13, 2022.

Our principal executive offices are located at 8 Hamenofim Street, Herzliya 4672559, Israel, and our telephone number at that location is +972-73-7073700. Our website is located at www.optibase-holdings.com. We use a local agent in California for administrative purposes and domestic filings, which is Formation Solutions Inc. 400 Continental Boulevard, 6th Floor El Segundo, CA 90245.

B. BUSINESS OVERVIEW

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

As a result of the 2008 global economic and financial market crisis, there has been a slowdown in the real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. During the last few years and through 2016, the situation has changed in certain of the real estate markets we are active in (i.e., Central and Western Europe and North America) as interest rates decreased and financial institutions were more inclined to grant financing for qualified assets. This has led to increased demand for real estate properties and an increased volume of transactions in most asset classes. During 2017 and until the first quarter of 2021, the real estate market has experienced additional changes as financial institutions have again decreased the availability of financing resulting in more equity being invested in transactions. Since the outbreak of the coronavirus in the first quarter of 2021, the real estate market has struggled in most asset classes. However, during the second half of 2021 we witnessed a certain recovery in certain asset classes especially in the U.S real estate market. It is currently very difficult to estimate how the coronavirus and the expected interest rate increases in the U.S will impact the real estate market and the extent of such impact.

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

As of the date of this annual report, our portfolio includes the holdings of interests in five operating commercial properties as well as condominium units in two residential projects.

Properties

The following table provides details regarding real-estate assets properties wholly owned or controlled by us or by our subsidiaries, as of December 31, 2021:

Property	Location	Acquisition Date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Meters Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Meter ($)(4)
Centre des Technologies Nouvelles (CTN)	Geneva, Switzerland	March 2, 2011	51%	Ownership with land lease	Commercial	34,800(5)	11,276	92%	352
Rümlang	Rümlang, Switzerland	October 29, 2009	100%	Ownership	Commercial	12,500	1,666	88%	151
Miami, Florida	Miami, Florida	2010-2013	100%	Ownership	Residential - Condominium Units	4,260	1,222	74%	388
Portfolio Total/ Weighted Average	-	-	-	-	-	51,560	14,164	90%	306

(1) Net rentable square meters at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2021 multiplied by 12.

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

(5) Due to the departure of one tenant in the CTN complex which took place in April 2022, the occupancy rate in the CTN complex as of April2022 is 63%.

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

 A reconciliation of GAAP operating income to Non-GAAP NOI is as follows:

	Year Ended December 31
	Thousands US$
	2019	2020	2021

GAAP Operating income	5,828	14,984	4,537

Adjustments:

Real estate depreciation, amortization and impairment	4,321	3,946	3,939
General and administrative	3,047	2,523	3,410
Gain on sale of operating properties	-	(9,127)	(273)

Non-GAAP Total Net Operating Income (NOI)	13,196	12,326	11,613

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

A reconciliation of GAAP net income to Non-GAAP FFO and Recurring FFO is as follows:

	Year Ended December 31
	Thousands US$
	2019	2020	2021

GAAP Net income (loss) attributable to Optibase Ltd.	(1,993)	6,433	(894)

Adjustments:

Real estate depreciation, amortization and impairment	4,321	3,946	3,939
Pro rata share of real estate depreciation and amortization from unconsolidated associates	3,085	3,087	3,282
Non-controlling interests share in the above adjustments	(1,162)	(1,234)	(1,295)
Non-GAAP Fund From Operation (FFO)	4,251	12,232	5,032

Gain on sale of operating properties, net	-	(7,570)	(273)

Non- GAAP Recurring Fund From Operation (Recurring FFO)	4,251	4,662	4,760

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

The following table provides details regarding our non-controlled real-estate assets or projects in which we indirectly own a minority stake, as of December 31, 2021:

Property	Location	Acquisition date	Company Stake	Nature of Rights	Property Type	Net Rentable Square Feet Excluding Redevelopment Space(1)	Annualized Rent ($000)(2)	Rate of Occupancy (3)	Annualized Rent per Occupied Square Feet ($)(4)
2 Penn Center Plaza	Philadelphia, Pennsylvania	October 12, 2012	22.16%	Beneficial interest in the owner of the property	Commercial	516,108	10,857	86%	24
Texas Shopping Centers Portfolio	Houston, Dallas, San Antonio, Texas	December 31, 2012	4%	Beneficial interest in the portfolio	Commercial	2,036,290	26,284	92%	14
South Riverside Plaza Office Tower	300 South Riverside Plaza, Chicago	December 29, 2015	30%	Beneficial interest in the owner of the property	Commercial	1,073,040	24,468	98%	23
Portfolio Total/ Weighted Average	-	-	-	-	-	3,325,438	61,610	93%	18

(1) Net rentable square feet at a building represents the current square meter at that building under lease as specified in the lease agreements plus management’s estimate of space available for lease based on engineering drawings. Net rentable square meter includes tenants’ proportional share of common areas but excludes space held for redevelopment.

(2) Annualized rent represents the monthly contractual rent under existing leases as of December 31, 2021 multiplied by 12.

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

The transaction was based on a property value of CHF 126.5 million, including existing non-recourse mortgage financing in the principal amount of CHF 85.3 million provided by Credit Suisse (app. $136.5 million and $92.4 million respectively, as of the purchase date). The purchase price for the transaction was approximately CHF 37.7 million (app. $40.6 million, as of the purchase date). On January 8, 2020, Eldista GmbH executed a new framework agreement for a mortgage loan at an amount of credit facility of CHF 83.5 million (the amount of the credit facility was reduced by the sum amortization and other loan repayment made). For additional information see Item 10.C. “Material Contracts”.

The CTN complex is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 34,800 square meters of leasable space (app. 377,000 square feet), is currently leased to 47 tenants, primarily in the field of advanced industries including biotech electronic and information technology industries, and is currently 92% occupied. There are large vacant areas of approximately 9,650 square meters in the CTN complex starting April 2022 due to the departure of large tenants that accounted for approximately 22% of our portfolio annualized rental income.

The following table sets forth certain information regarding leases of tenants in the CTN Complex, as of December 31, 2021:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2022	16	11,192	33%	4,252	38%
2023	8	3,127	9%	1,084	10%
2024	6	5,952	18%	2,179	19%
2025	6	1,520	4%	456	4%
2026	12	3,851	11%	1,359	12%
Thereafter	6	5,665	17%	1,916	17%
Sub-total	54	31,307	92%	11,246	100%
Vacant	-	2,549	8%	-	-
Total	54	33,856	100%	11,246	100%

* The leases with the tenants described in the above table include either fixed end date, or notice periods ranging from one to twelve months. Number of tenants includes several tenants with multiple lease agreements with different expiration dates.

We may be required to invest significant amounts as capital expenditures to bring certain properties up to code.

In connection with the transaction, Optibase and The Phoenix entered into an agreement regarding their shareholdings in OPCTN. The agreement provides that Optibase will make day-to-day decisions and provide The Phoenix with customary protective rights. For further information see Item 10.C “Material Contracts”.

For a summary of the principal terms of the financing agreement and new framework agreement for a mortgage loan, entered by us for the purchase of the CTN complex, see Item 5.B “Liquidity and Capital Resources”.

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

The five-story building includes 12,500 square meters (approximately 135,000 square feet) of rentable space with office, laboratory and retail uses. The office building in Rümlang is currently leased to 22 tenants, and is currently 88% occupied.

The following table sets forth certain information regarding leases of tenants in the Rümlang property, as of December 31, 2021:

	Number of tenants whose leases will expire*	Total area covered by these leases	Area covered by these leases (%)	Annual rent at expiration ($000)	Percent of annual rent at expiration (%)
2022	5	4,530	37%	662	40%
2023	3	1,060	9%	174	10%
2024	2	314	3%	34	2%
2025	8	1,652	13%	331	20%
2026	4	3,130	25%	441	27%
Thereafter	1	121	1%	19	1%
Sub-total	23	10,807	88%	1,661	100%
Vacant	-	1,471	12%	-	-
Total	23	12,278	100%	1,661	100%

* The leases with the tenants described in the above table include either fixed end date, or notice periods ranging from three to six months.

For details regarding an option agreement granted to Swiss Pro for the purchase of twenty percent (20%) of the shares of Optibase RE 1 s.a.r.l, the owner of the property. For details on a legal claim filed by Swiss Pro against our subsidiaries, see Item 8. “Financial Information – Legal Proceedings”.

For a summary of the principal terms of the financing agreement entered by us for the purchase of the Rumlang property, see Item 5.B “Liquidity and Capital Resources”.

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

On April 9, 2021, Crown Two Penn Center Associates Limited Partnership, a Pennsylvania limited partnership which is 22.16% indirectly owned by the Company, refinanced a commercial office building in Philadelphia, known as Two Penn Center Plaza. Under the refinancing, the existing loan on the Property with an outstanding principal balance of approximately $44 million, was replaced with a new loan with a principal amount of $67.9 million. As a result of the refinancing, Crown Two Penn Center Associates, Limited Partnership, generated excess cash, of which our share is approximately $5 million. Crown Two Penn Center Associates, Limited Partnership made a distribution of $2.2 million out of the said $5 million in 2021 and we were informed that additional distribution of approximately $2 million is expected to occur during 2022.

Optibase 2 Penn, LLC is a limited partner in a larger joint venture that owns 99% of the beneficial interests in the owner of the Two Penn Center. Two Penn Center has approximately 515,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park. The building is currently leased to 141 tenants, primarily for general office and retail related usage. As of December 31, 2021, the Two Penn Center was 86% occupied and the annual rental income for the year 2021 totaled to approximately $11 million.

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

The shopping centers portfolio includes more than two million square feet of leasable area and is located in Houston, Dallas, and San Antonio areas of Texas. The leasable area is currently 92% occupied. For the year ended on December 31, 2021, Texas shopping centers portfolio annual rental income totaled to approximately $26.3 million.

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

In November 2021 we sold one of the apartment units in consideration for approximately $690,000 and during the first quarter of 2022, we sold three apartment units in consideration for approximately $2.4 million. To date, 13 of the 17 units left are rented out and the remaining unit is being offered for rental or sale.

We intend to hold the units for investment purposes and will consider continuing renting or selling the units in accordance with our business considerations and market conditions.

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

During the first quarter of 2022, two penthouses located in Marquis Residence were sold, in consideration for an aggregated gross price of approximately $5.7 million. Following the sale of the penthouses held on March 9, 2022, we fully repaid the loan granted as part of a financing agreement of the condominium units in Miami. For additional information on the loan, see Item 5.B “Liquidity and Capital Resources”.

Following these sales, we no longer own any condominium penthouses.

A Condominium Unit in Miami Beach, Florida

We own, through our wholly owned subsidiaries, a condominium unit at the Continuum on South Beach Condominium, or Continuum. The unit is located on the 33rd floor of the North Tower of the Continuum on South Beach Condominium located at 50 S. Pointe Drive, Miami Beach, Florida. The Continuum on South Beach Condominium is a 37-story ocean-front tower with 203 luxury residential units ranging in size from 1,554 to 3,497 square feet. Residences of the Continuum on South Beach Condominium enjoy the right to use the common areas of the residence, including swimming pool, tennis courts, spa and a sporting club. The unit is leased to an affiliate of Capri until no later than January 1, 2023. For additional information, see Item 7.B – "Related Party Transactions".

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

To date, approximately 98% of the rentable square feet of the building are secured by various signed lease agreements.

Material Tenants

Our commercial properties in Switzerland are supported by anchor tenants who, due to size, reputation and other factors are considered as such. Our largest tenants in Switzerland are LEM SA and Swedish Orphan Biovitrum AG, located in the CTN complex. As of December 31, 2021, these tenants occupied approximately 10,000 square meters and accounted for approximately $4.1 million of rent income, or approximately 22% of our gross leasable area in Switzerland and approximately 32% of our annual rent in Switzerland.

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

Remaining items of the Video Solution Business

In connection with the sale of our Video Solutions Business to Vitec, we transferred all rights related to the support of the IIA for the period ending on the date of the closing of the Vitec Transaction to Vitec. Although we have no further obligation to pay royalties on revenues generated by our Video Solutions Business subsequent to its sale. We are currently undergoing an audit by the IIA for royalties paid before the sale of our Video Solution Business. The Company believes it has sufficient provision to cover the expected outcome of such review process.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2021, we have been managing our activity through our four wholly owned direct subsidiaries: Optibase Inc. which was incorporated in California in 1991, Optibase Real Estate Europe SARL, or Optibase SARL, which was incorporated in Luxembourg in October 2009, our 51% held subsidiary OPCTN S.A., which was incorporated in Luxembourg on February 24, 2011 and through Optibase RES SARL which was incorporated in Luxembourg on June 11, 2018. Our subsidiaries hold the following companies: Optibase Inc. wholly owns Optibase Real Estate Miami LLC, Optibase 2Penn LLC, OPTX Equity LLC, OPTX Lender LLC, Optibase FMC LLC, and Optibase 300 Chicago LLC, all limited liability companies which were incorporated in Delaware or Florida. Optibase SARL wholly owns Optibase Bavaria GmbH & Co. KG, a German partnership, and Optibase Bavaria Holding GmbH, a German corporation. Optibase RES SARL wholly owns Optibase RE1 SARL which was incorporated in Luxemburg, and Optibase RE2 SARL, which also ware incorporated in Luxemburg, and OPCTN S.A. wholly owns Eldista GmbH, which was incorporated in Switzerland.Our real estate activity is managed through several subsidiaries held directly and indirectly by Optibase Ltd. or its abovementioned subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

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

As of December 31, 2021, we had available cash and cash equivalents of approximately $31.1 million. As of April 1, 2022, we have available cash and cash equivalents, of approximately $32.9 million. For information regarding the investment of our available cash, see Item 5.B. “Liquidity and Capital Resources” below.

Our business may be affected by the condition in Israel, see Item 3.D. “Risk Factors”.

Fixed income from real estate rent

Fixed income real-estate consists primarily of revenues derived from real estate properties, held through our subsidiaries, in Switzerland and Miami.

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

Taxes on income

Israeli companies are generally subject to corporate tax on their taxable income. As of 2021, the corporate tax rate since 2018 is 23% (in 2017 the corporate tax rate was 24%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

Taxable income of Luxemburg, Zurich, Switzerland and Germany is subject to tax at the rate of approximately 29%, 21% and 16%, respectively, for the years 2019 through 2021. Taxable income of Geneva, Switzerland is subject to tax at the rate of approximately 14% for the years 2020 through 2021 and 24% for the year  2019.

We have final tax assessments through the tax year 2015.

We are currently subject to a tax audit for the years 2016 through 2019 by the Israeli Tax Authority ("ITA"). We received tax assessment for the years 2016 to 2019. We, based on a legal opinion received from its legal counsels, believes that it has adequately provided for any reasonably foreseeable outcome related to the ITA tax audits. We filed an objection for a second review by the ITA for the years 2016 to 2019. Nevertheless, the ITA may disagree with our position taken in the tax return, and we may be subject to additional tax liabilities.

As of December 31, 2021, we had approximately $78 million of net operating loss carry-forwards for Israeli tax purposes. These net operating loss carry-forwards have no expiration date. Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $59 million that can be carried forward and offset against taxable income. Approximately $12 million of these carry-forward tax losses have no expiration date and approximately $47 million can be carried forward and offset against taxable income for 20 years, no later than 2038. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization

Equity share in losses of associates, net

Associates in which we have significant influence over the financial and operating policies without having control are accounted for using the equity method of accounting, accordingly we recorded during 2021 an equity income in associate of our holdings of Two Penn Center Plaza in Philadelphia, Pennsylvania and an equity loss in associate of our holdings of 300 South Riverside Plaza in Chicago.

Net Income Attributable to Non-Controlling Interest.

 Net income attributed to non-controlling interest following the acquisition of the CTN property in Geneva, Switzerland in March 2011. We have entered into the said transaction with The Phoenix group, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

A. OPERATING RESULTS

The following table sets forth, for the years ended December 31, 2019, 2020 and 2021 statements of operations data as percentages of our total revenues:

	Year Ended December 31
	2019	2020	2021

Fixed income from real estate rent	100%	100%	100%
Costs and expenses:
Cost of real estate operations	18.3	17.1	16.7
Real estate depreciation, amortization, and impairment	26.8	26.5	28.3
General and administrative	18.9	17	24.5
Total costs and expenses	63.9	60.6	69.4
Operating income	36.1	100.7	32.6
Other income, net	4.5	3.1	5.6
Financial expenses, net	(16.3)	(12)	(11.8)
Income before taxes on income	24.3	91.8	26.4
Taxes on income	(9.1)	(14.5)	(5.2)
Equity share in losses of associates, net	(14.4)	(14)	(7.6)
Net income	0.7	63.3	13.5
Net income attributable to non-controlling interest	13.1	20	19.9
Net income (loss) attributable to Optibase Ltd.	(12.3)	43.2	(6.4)

Results of Operations for the Years Ended 2020 and 2021

Fixed income from real estate rent. Our fixed income real estate rent in 2021 totaled to $13.9 million compared to $14.9 million in 2020. The decrease was mainly due to our sale of our real-estate portfolio in Germany.

Cost of real estate operations. Our cost of real estate operation decreased in 2021 to $2.3 million, compared to $2.5 million in 2020.

Real estate depreciation, amortization and impairment. Our real estate depreciation, amortization, and impairment in 2021 totaled to $3.9 million, compared to $3.9 million in 2020.

General and Administrative Expenses. General and administrative expenses increased in 2021 to $3.4 million, compared to $2.5 million in 2020. The increase was mainly due to an increase in directors' and officers' liability insurance expenses and additional expenses related to the Tender Offer (for further details, see Item 4.A. "History and development of the Company"), which were off-set by a decrease in legal expenses.

Gain on sale of operating properties. In 2021 we recorded gain on sale of operating properties of $273,000 mainly due to the Miami apartment sale compared to $9.1 million in 2020 due to our sale of our portfolio of real estate assets in Germany.

Operating Income. As a result of the foregoing, we recorded operating income of $4.5 million in 2021 compared to an operating income of $15 million in 2020. The decrease in our operating income in 2021, is mainly attributed to the sale of our portfolio of real estate assets in Germany.

Other income. We recorded other income of $783,000 in 2021, compared to other income of $454,000 in 2020, related to dividend received and interest income on loan to an associated company.

Financial Expenses, Net. We recorded financial expenses, net of $1.6 million in 2021, compared with financial expenses, net of $1.8 million in 2020.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 “Income Taxes”, or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not be sustained upon examination by regulatory authorities. The decrease in our tax expenses of $731,000 in 2021, compared to $2.2 million in 2020 mainly related to the sale of our portfolio of real estate assets in Germany. The tax expenses balance includes tax expense recorded against deferred tax liability, in relation to Company's subsidiary retained earnings balances, which are currently designated to be distributed to the Company.

Equity share in losses of associates, Net. We recorded an equity loss of $1 million in 2021 and $2.1 million in 2020, mainly attributable to associated with equity losses of Optibase Chicago 300 LLC partially off set by equity gains from 2 Penn Philadelphia LP. For further details regarding 2 Penn Philadelphia LP and Optibase Chicago 300 LLC, see Item 7.B. “Related Party Transactions” and Item 10.C “Material Contracts”, respectively.

Net Income. As a result of the foregoing, we recorded net income of $1.9 million in 2021, compared with a net income of $9.4 million in 2020. The decrease was mainly due to the sale of our portfolio of real estate assets in Germany.

Net Income Attributable to Non-Controlling Interest. Net income attributed to non-controlling interest was first recorded in 2011 following the acquisition of the CTN complex in March 2011. We have entered into the said transaction with The Phoenix, who owns 49% of the property. Thus, 49% of the net operating results of the property are attributed to them.

Net income (loss) attributable to Optibase Ltd. Net income attributed to Optibase Ltd., is the result of net income as affected by net income attributed to non-controlling interest. As a result of the foregoing, we recorded net loss of $1.9 million in 2021, compared with a net gain of $6.4 million in 2020.

Results of Operations for the Years Ended 2019 and 2020

Fixed income from real estate rent. Our fixed income real estate rent in 2020 totaled to $14.9 million compared to $16.1 million in 2019. The decrease was due to the sale of our portfolio of real estate assets in Germany.

Cost of real estate operations. Our cost of real estate operation decreased in 2020 to $2.5 million, compared to $2.9 million in 2019. The decrease was mainly due to the sale of our portfolio of real estate assets in Germany.

Real estate depreciation, amortization and impairment. Our real estate depreciation, amortization, and impairment in 2020 totaled to $3.9 million, compared to $4.3 million in 2019. The decrease was mainly due to the sale of our portfolio of real estate assets in Germany.

General and Administrative Expenses. General and administrative expenses decreased in 2020 to $2.5 million, compared to $3 million in 2019. The decrease was mainly due to the sale of our portfolio of real estate assets in Germany and due to an out-of-court settlement with our tenant LEM.

Gain on sale of operating properties. In 2020 we recorded gain on sale of operating properties of $9.1 million mainly due to the sale of our portfolio of real estate assets in Germany.

Operating Income. As a result of the foregoing, we recorded operating income of $15 million in 2020 and, compared to an operating income of $5.8 in 2019. The increase in our operating income in 2020, is mainly attributed to the sale of our portfolio of real estate assets in Germany.

Other income. We recorded other income of $454,000 in 2020, compared to other income of $722,000 in 2019, related to dividend received and interest income on loan to an associated company.

Financial Expenses, Net. We recorded financial expenses, net of $1.8 million in 2020, compared with financial expenses, net of $2.6 million in 2019. The decrease was mainly due to the sale of our portfolio of real estate assets in Germany and due to exchange rate differences.

Taxes on Income. We and our subsidiaries account for income taxes in accordance with ASC Topic 740 “Income Taxes”, or ASC 740. Under the requirements of ASC 740, we reviewed all of our tax positions and determined whether the position is more-likely-than-not be sustained upon examination by regulatory authorities. The tax expenses of $2.2 million in 2020, compared to $1.5 million in 2019 mainly related to the sale of our portfolio of real estate assets in Germany and to our Swiss subsidiaries. The tax expenses balance in 2020 includes tax expense recorded against deferred tax liability, in relation to Company's subsidiaries' retained earnings balances, which are currently designated to be distributed to the Company.

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

Net Income. As a result of the foregoing, we recorded net income of $9.4 million in 2020, compared with a net income of $127,000 in 2019. The increase in our net income is mainly related to the sale of our portfolio of real estate assets in Germany.

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

B. LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through private and public sales of our equity securities and banks credit. As of December 31, 2021, we had cash and cash equivalents of $31.1 million, and as of April 1, 2022, we have available cash, and cash equivalents of approximately $32.9 million.

Net cash provided by our operating activities was $5.6, $5.1 million and $7.4 million, in each of the years ended December 31, 2021, 2020 and 2019, respectively. Net cash provided by operating activities in 2021 was primarily the result of net income for the period, as adjusted for depreciation and amortization, equity share in losses of associates, net, increase in accrued expenses, other accounts payable and other liabilities, decrease in right-of-use assets, offset by gain on sale of operating properties, decrease in lease liabilities and in land lease liabilities and  increase in other accounts receivable and prepaid expenses and in trade receivables and decrease in deferred tax liabilities. Net cash provided by operating activities in 2020 was primarily the result of net income for the period, as adjusted for depreciation and amortization, equity share in losses of associates, net decrease in land lease liabilities and in other accounts receivable and prepaid expenses, increase in right-of-use assets and trade receivables, offset by gain on sale of operating properties, decrease in accrued expenses, other accounts payable and other liabilities. Net cash provided for operating activities in 2019 was primarily the result of net income for the period, as adjusted for depreciation and amortization, equity share in losses of associates, net increase in accrued expenses, other accounts payable and other liabilities and increase in lease liabilities, offset by increase in trade receivables, increase in other accounts receivable and prepaid expenses, decrease in deferred tax liabilities and land lease liabilities and increase in right-of-use assets.

Net cash provided by investment activities in 2021 totaling $3.6 million reflects primarily proceeds from our associates, proceeds from sale of real estate property and decrease in other long-term deposits offset by our investment in building improvements. Net cash provided by investment activities in 2020 totaling $40.8 million reflects primarily our sale of real estate property and proceeds from our associates, offset by our investment in building improvements. Net cash used for investment activities in 2019 totaling $596,000 reflects primarily our investment in building improvements, offset by the proceeds from our associates.

Net cash used for financial activities in 2021 totaling $6.3 million reflects loans and bonds repayments. Net cash used for financial activities in 2020 totaling $30.8 million reflects loans and bonds repayments. Net cash used for financial activities in 2019 totaling $ 8.2 million reflects loans and bonds repayments, dividend distribution to non-controlling interests partially.

Non-GAAP NOI decreased by $713,000, or 6%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The decrease in NOI was primarily driven by the decrease in our fixed income from real estate rent offset by a decrease in our cost of real estate operations due to the sale of our portfolio of real estate assets in Germany.

Non-GAAP Recurrent FFO increased by $98,000, or 2%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in FFO was mainly due to decrease in tax expenses and decrease in equity share in losses of associates, net and financial expenses offset by decrease in our fixed income from real estate rent mainly due to  the sale of our portfolio of real estate assets in Germany and to an increase in general and administrative expenses.

During 2021, we invested our available cash solely in various bank deposits and money market funds with various banks. As of the date hereof, we do not have any material contractual commitments related to capital expenditure.

In March 2017, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relief for Transactions with Interested Parties) of 2000, the receipt of a $5.1 million loan, or the Loan, from our controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. In May 2018, the parties entered into an amendment to the Loan agreement, under which the Company repaid the Controlling Shareholder $2.5 million on account of the Loan and the repayment by the Company of the remaining Loan amount of $2.5 million has been postponed from April 1, 2019 to July 1, 2020. In September 2019, the parties entered into an additional amendment to the Loan agreement. Following these amendments, the repayment by the Company of the remaining Loan amount of $2.5 million has been postponed from July 1, 2020 to October 1, 2020. On July 1, 2020 in accordance with our audit committee and board of directors’ approval, we prepaid the remaining amount of a loan of approximately $2.6 million.

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

On April 9, 2021, Crown Two Penn Center Associates Limited Partnership, a Pennsylvania limited partnership which is 22.16% indirectly owned by the Company, refinanced a commercial office building in Philadelphia, known as Two Penn Center Plaza. Under the refinancing, the existing loan on the Property with an outstanding principal balance of approximately $44 million, was replaced with a new loan with a principal amount of $67.9 million. As a result of the refinancing, Crown Two Penn Center Associates, Limited Partnership, generated excess cash, of which our share is approximately $5 million. Crown Two Penn Center Associates, Limited Partnership made a distribution of $2.2 million out of the said $5 million in 2021 and we were informed that additional distribution of approximately $2 million is expected to occur in 2022.

The following table summarizes the principal terms of our material financing agreements in effect as of December 31, 2021:

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount(1)	Outstanding Amount (as of December 31, 2021) (2)	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Framework agreement for mortgage loan of the CTN complex	Eldista GmbH (Senior Borrower)	Original Date- January 8, 2020; Maturity Date- 2061
CHF 83.5 million
(app. $87.3 million).
The Borrower may choose to utilize the credit facility as follows: (i) mortgage loans in CHF with terms of 1 to max 10 years; (ii) mortgage-backed fixed advanced in CHF with terms of 3, 6 or 12 months; (iii) mortgage-backed fixed advanced in USD with terms of max 3 months. (4)
During 2020 and to date, the Borrower has been utilizing the credit facility every 3 months in USD or CHF.
CHF 79.5 million (app. $87 million).
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
• Loans to third parties (excluding shareholders) by the borrower are not permitted.
•  Distributions of dividends/shareholder loans are only permitted in line with available yearly profit after loan payments.

Financing agreement of condominium units in Miami	Optibase Real Estate Miami, LLC	Original Date- July 7, 2015; Maturity Date- March 31, 2023	$8.82 million(3)	$5.9 million	Libor (30-day rate) + 2.65%, but no less than 4.65%.	Interest – payable monthly commencing on October 1, 2021 Principal – the entire principal balance and all accrued interest shall be due and payable on March 31, 2023.	Following the last sale of the penthouse in Miami Beach, Florida held on March 9, 2022, the loan was repaid in full, and therefore, the terms of the loan are not described.

Type of Facility	Borrower	Original Date and Maturity Date	Original Amount(1)	Outstanding Amount (as of December 31, 2021) (2)	Annual Interest	Payment Terms	Principal Securities	Principal Covenants	Additional Information
Financing agreement of the property in Rumlang	Optibase RE 1 SARL	Original Date- October 2009; Maturity Date- 2059	CHF 18.8 million ($18.4 million)	CHF 14.3 million (app. $15.6 million)	Libor (for a period determined by borrower per each interest payment for the next payment) + 0.8%
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
•  Borrower may repay the mortgage at any time, subject to a prior notice of three months with no subject penalty.
•  The lender holds the right to accelerate future loan payments, upon occurrence of certain default conditions.

(1)	Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of the date the loan was taken.
(2)	Translation of the amounts into US Dollar was made in accordance with the representative rate of exchange of the relevant currency into US Dollar as of December 31, 2021
(3)	The original amount is the amount received following a second amendment to the loan agreement.
(4)	Use of foreign currency (USD) may only occur if the resulting foreign exchange risk is hedged through a separate OTC transaction in the same currency and with the same term and nominal.

Through the year 2021 and as of the date of this Annual Report, we comply with all of the covenants of our financing agreements.

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

C. RESEARCH AND DEVELOPMENT

Not applicable.

D. TREND INFORMATION

During 2018, 2019, 2020 and to date, the high-end residential market in the U.S. is showing a significant decrease in demand while up until recent events (the Coronavirus outbreak), other segments remained stable. Since the first quarter of 2020 and until the first half of 2021, following the outbreak of the pandemic, most other real estate sectors are also undergoing a challenging period with lower demand for commercial space and the overall slowdown of the economy. During the second half of 2021 and to date, the U.S, real estate market started showing evident signs of strength as the increased liquidity in the market turned into investments both in the commercial real estate sector and the high-end residential market. During that period, other global real estate markets also started showing signs of stabilization and increased demand.

During 2015 throughout 2021 and to date, the Swiss Central Bank has set negative interest rates for CHF deposits. This in-turn pushed investors to further invest in the real estate market while looking for investments alternatives to generate positive returns on their investments. Since the outbreak of the pandemic in the first quarter of 2020 and through the first half of 2021, the Swiss market has been showing a sign of weakness across most real estate sectors as the demand for commercial space has decreased due to the uncertainty in the markets. During the second half of 2021 and to date, the Swiss market is showing signs of stabilization in most real estate sectors both in assets prices and in the rental prices. Following the anticipated interest rate increases in the U.S., there is some uncertainty in the market as to expected interest rates in the Swiss market.

Since the outbreak of the Coronavirus, market conditions around the world, including in the areas we operate in have taken a significant downturn. Since the second half of 2021, we witnessed a certain stabilization in the real estate market conditions around the world, however, as of now we still cannot assess the full impact of the Coronavirus outbreak and future expected changes in interest rates on our operations.

Our financial income is affected by changes in the 6-month Libor rate, see Item 3.D. “Risk Factors - Risks Relating to the Economy, Our Financial Condition and Shareholdings” above.

In 2016 and 2020 we were profitable, while in 2017 to 2019 and in 2021 we operated at a loss. During 2017, 2018, 2019 and 2021 we operated at a loss mainly due to equity losses related to the investment in 300 River Holdings, LLC, which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago, IL. In 2020 we were profitable, mainly due to a sale completed by Optibase Bavaria GmbH & Co. KG, a wholly owned European subsidiary, of the Company's portfolio in Germany comprised of twenty-seven (27) separate commercial properties, located mostly in Bavaria, Germany, for a total consideration of EUR 35 million (app. $38.9).

E. CRITICAL ACCOUNTING ESTIMATES

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

F. [RESERVED]

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to the individuals who are currently our directors and executive officers. All of these individuals are presently serving in the respective capacities described below:

	Age	Position
Amir Philips	54	Chief Executive Officer and Director
Reuwen Schwarz	45	Director
Avraham Unterman	45	Director
Shlomo (Tom) Wyler	70	Chief Executive Officer of Optibase Inc.
Yakir Ben-Naim	50	Chief Financial Officer

Amir Philips serves as our Chief Executive Officer and joined our board of directors in April 2022. Mr. Philips has been serving in this position since June 2011. Prior to this position, Mr. Philips served as our Chief Financial Officer from May 2007, and as Vice President Finance of Optibase Inc. from July 2004. From 2000 until 2004, Mr. Philips held the position of Group Controller and Financial Manager at Optibase Ltd. Before joining Optibase, Mr. Philips was an accountant and auditor at Lotker Stein Toledano and Co., currently a member of BDO Ziv Haft. Mr. Philips is a Certified Public Accountant in Israel. He holds an MBA from the Kellogg-Recanati School of Business and a B.B. degree in Accounting and Business Management from the Israeli College of Management.

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

Avraham Unterman joined our board of directors in April 2022. Mr. Unterman is an Israeli attorney specializing in real estate in Israel and USA. From 2004 until today, Mr. Unterman owns a law firm in Israel. From 2000 through 2004 Mr. Unterman served as a lawyer at the firm of Wine, Misheiker and Ernstoff, in Jerusalem, Israel. Mr. Unterman holds an LL.B. degree from Leeds University, United Kingdom and an M.A. degree from the London School of Jewish Studies, United Kingdom. Mr. Unterman is also a member of the Israeli Bar Association.

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

Yakir Ben-Naim serves as our Chief Financial Officer. Ms. Ben-Naim has been serving in this position since June 2011. From 2004 until May 2011, Ms. Ben-Naim held the position of Corporate Controller and Financial Manager at Optibase Ltd. Before joining Optibase, Ms. Ben-Naim was a controller at V.Box Communications Ltd., and an accountant at Ernst & Young. Ms. Ben-Naim is a Certified Public Accountant in Israel and holds a B.A degree in Social Sciences from the Bar Ilan University and an MBA in Finance from the Bar Ilan University.

As a result of the Tender Offer and our becoming a private company, three of our directors, Messrs. Haim Ben-Simon and Danny Lustiger and Ms. Tali Yaron Eldar resigned during April from our board of directors.

B. COMPENSATION

The compensation terms for the Company’s directors and officers are derived from their employment and services agreements and comply with our compensation policy for Executive Officers and Directors as last approved by the Company’s shareholders on February 14, 2019, as amended on February 18, 2020, December 30, 2020 and November 24, 2021 or the Compensation Policy. The total compensation paid to our directors for their service in 2021 is approximately $265,000 and the total compensation paid to our officers (other than directors) for their service in 2021 is approximately $946,000.

The table and summary below outline the compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2021. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2021.

Name and Position of director or officer	Salary or Monthly Payment (1)	Value of Social Benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
	(U.S. Dollars in thousands)
Amir Philips, Chief Executive Officer (5)	288.7	76	69.6	-	27.7	462
Shlomo (Tom) Wyler, Chief Executive Officer of Optibase Inc. (6)	220	12.1	-	-	0.2	232.3
Yakir Ben-Naim, Chief Financial Officer (7)	140.4	47.7	46.8	-	16.5	251.4
Alex Hilman, Executive Chairman (8)	-	-	-	-	86.9	86.9
Reuwen Schwarz, Director (9)	57	-	-	-	2.6	59.6

(1)
“Salary” means yearly gross base salary with respect to our Executive Officers (Mr. Philips, Mr. Wyler and Ms. Ben-Naim). “Monthly Payment” means the aggregate gross monthly payments with respect to the members of our board of directors (Mr. Hilman and Mr. Schwarz) for the year 2021.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of amounts recognized as share-based compensation (options and restricted shares) expense on our financial statements for the year ended December 31, 2021.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), telephone, basic health insurance, and holiday presents.

(5)
Mr. Philips’ employment terms as our Chief Executive Officer provide that Mr. Philips is entitled to a monthly base gross salary of NIS 75,000 (approximately $24,100). Mr. Philips is entitled to 24 vacation days, convalescence pay of 10 days and sick days in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from us (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of 6 months. During such advance notice period, Mr. Philips will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Mr. Philips is also entitled to bonus payments in accordance with the Compensation Policy. Mr. Philips does not receive any additional compensation for his service as a director.

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

(7)
Ms. Ben-Naim’s employment terms as our Chief Financial Officer provide that Ms. Ben-Naim is entitled to a monthly base gross salary of NIS 37,800 (approximately $12,200). Ms. Ben-Naim is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by us to an insurance policy and pension fund, and additional benefits including communication expenses. In addition, Ms. Ben-Naim is entitled to reimbursement of car-related expenses from us. Ms. Ben-Naim’s employment terms include an advance notice period of three months. During such advance notice period, Ms. Ben-Naim may be entitled to all of the compensation elements, and to the continuation of vesting of her options or restricted shares, if granted.

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

In addition, all of our directors and officers were entitled to benefit from coverage under our directors’ and officers’ liability insurance policies and were granted letters of indemnification by us. For further details see item 6.B. “Indemnification, exemption and insurance of Directors and Officers”, below.

In accordance with our Compensation, each of our directors (including external directors and independent directors, but excluding the executive chairman of our board of directors and directors who serve in other roles at the Company) was entitled to a grant of compensation pursuant to the fixed amounts permitted to be paid to external directors (depending on our equity level), all in accordance with applicable regulations promulgated under the Companies Law, or the 'External Directors' Compensation Regulations, as may be amended from time to time. This remuneration is paid plus value added tax (as applicable). Directors are reimbursed for expenses incurred as part of their service as directors. None of the directors have agreements with us that provide for benefits upon termination of service.

Following the Tender Offer, none of directors or executive officers beneficially own any ordinary shares of the Company, except for Mr. Shlomo (Tom) Wyler. See Item 7.A – "Major Shareholders".

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

The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity  in connection with a person who is not an officer of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

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

We had an insurance policy for our directors' and officers' liability, including as directors or officers of our subsidiaries, for the period commencing on February 9, 2022 and ending on April 10, 2022, as approved by our compensation committee and board of directors. The coverage amounts under such policy and the yearly premium to be paid by us for such policy are $7.5 million and $645,000, respectively.

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

C. BOARD PRACTICES

Following the Tender Offer, we became a private company and on April 11, 2022, we approved amended and restated articles of association for a private company. Pursuant to our amended and restated articles of association, our board of directors is required to consist of one to five members. Directors are elected at the annual general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at such meeting. Each director holds office until the annual general meeting of shareholders following the annual general meeting at which the director was elected or until his or her earlier resignation or removal. A director may be re-elected for subsequent terms. At present, our board of directors consists of three members. Our amended and restated articles of association provide that our directors may at any time and from time to time, appoint any other person as a director, either to fill in a vacancy or to increase the number of members of our board of directors.

Our board of directors established three committee, audit committee, compensation committee and nominating committee which ceased to exist upon the completion of the Tender Offer and the resignation of certain of our previous directors. See also Item 6.A "Directors and Senior Management". As a private company, our board of directors is not required by applicable law or by our amended and restated articles of association to appoint any committees of the board. Employment Agreements

Each of our executive officers entered into a written employment agreement with us that provides, among other things, that such officers be paid a monthly salary and bonuses. Each such agreement can be terminated either by us, or by the employee, upon prior notice, which ranges between 30 to 120 days for most of the management team. The employment agreements also provide that each executive officer will maintain confidentiality of matters relating to us and will not compete with us during the period of the officer’s employment and for a certain period thereafter.

D. EMPLOYEES

We currently have 11 employees, including employees in our subsidiaries, all of them employed in our general and administrative, finance and human resources divisions. Out of whom 6 employees are employed in Israel, 4 are employed in the United States and 1 is employed in Europe. All of our employees are currently employed pursuant to personal employment agreements.

E. SHARE OWNERSHIP

See Item 7.A "Major Shareholders".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our outstanding ordinary shares as of April 20, 2022.

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	5,039,143	96.9%
Shlomo (Tom) Wyler(3)	159,218	3.1%

(1) Number of shares and percentage ownership is based on 5,216,256 ordinary shares outstanding as of April 20, 2022. Such number excludes 17,895 ordinary shares held by us or for our benefit. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.
(2) Based on Amendment No. 10 to Schedule 13D filed with the SEC on April 8, 2022, by Capri. According to such Amendment No. 10 to Schedule 13D, Capri directly owns 5,039,143 of our ordinary shares. The core activity of Capri is the holding of investments. In addition, the beneficiaries of Capri are the children of Mr. Tom Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.
(3) Based on Amendment No. 10 to Schedule 13D filed with the SEC on April 8, 2022, by Capri, in connection with the completion of the Tender Offer.

Significant changes in the ownership of our shares

The following table specifies significant changes in the ownership of our shares held by The Capri Family Foundation. This information is based on Schedules 13D filed by The Capri Family Foundation during the period beginning on January 1, 2019, regarding ownership of our shares, and to date:

Beneficial Owner	Date of filing	No. Of Shares Beneficially Held
The Capri Family Foundation	May 29, 2019	4,097,201*
The Capri Family Foundation	April 8, 2022	5,039,143**

*
The information is based on Amendment No. 6 to Schedule 13D filed with the SEC on June 19, 2019, by Capri, in connection with the acquisition of an additional 300,917 ordinary shares by Capri on May 29, 2019, in a private transaction with an unrelated third party at a price of $10.464 per share.

**  The information is based on Amendment No. 10 to Schedule 13D filed with the SEC on April 8, 2022, by Capri, in connection with the completion of the Tender Offer.

All of our shares have the same voting rights.

To the best of our knowledge, except as described above, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of us.

B. RELATED PARTY TRANSACTIONS

For a description of the insurance and indemnification granted to our directors and officers, see Item 6.B. “Compensation” above.

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

On May 16, 2016, and following the approval by our audit committee, compensation committee and board of directors, our shareholders approved the compensation terms of Mr. Wyler, for his service as Chief Executive Officer of our subsidiary Optibase Inc. According to the terms approved by our shareholders, Mr. Wyler serves as Chief Executive Officer of Optibase Inc. and is responsible for the implementation of our strategy in North America, recognizing new local opportunities, forming strategic alliances and overseeing the ongoing management of our current U.S. real estate portfolio. The yearly gross base salary in consideration for Mr. Wyler's services as Chief Executive Officer of Optibase Inc. was set at $200,000 for a full-time position as well as reimbursement of health insurance expenses of up to $24,000 per year, and including reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $50,000 per year. On February 14, 2019, following the approval by our compensation committee, audit committee and board of directors, our shareholders approved an extension for a three-year term, of our engagement with Mr. Wyler's, including an adjustment to his compensation terms, in a manner that Mr. Wyler's annual gross base salary was set at $220,000 for a full time position, as of January 1, 2019.

On December 21, 2017, our shareholders approved, following the approval by our compensation committee, audit committee and board of directors, the following amendment to our prospective undertaking to indemnify our current and future directors, including our Chief Executive Officer and including directors and officers who are affiliated with our controlling shareholder, and the grant of amended letters of indemnification accordingly: an increase of the aggregate and accumulated indemnification amount that the Company may pay its directors and officers, to an amount that shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) $20 million.

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

On December 31, 2019 and following the approval by our audit committee and board of directors, our shareholders approved an extension of the service agreement (which was originally signed on December 13, 2013 and extended on December 29, 2016), between the Company and Mr. Schwarz, currently serves also as a member of our board of directors, for the provision of real estate related consulting services to us, our subsidiaries and affiliates. Mr. Schwarz is a relative of the beneficiaries of Capri, our controlling shareholder. According to term of the service agreement with Mr. Schwarz, he will provide us with real estate related consulting services, including: (i) searching, introducing and advising us on real estate transactions, (ii) advising and negotiating with banks and financing institutions, (iii) advising us on our financing agreements, all as requested by us from time to time and at our sole discretion. Such services will be provided by Mr. Schwarz at the request of the Company. Mr. Schwarz will render such services faithfully and diligently for the benefit of the Company and will devote all necessary time and attention for the performance of the services. Mr. Schwarz will also use his best efforts to implement the policies established by us in the performance of such services. In consideration for such services, we will pay Mr. Schwarz a monthly fee of EURO 4,000 (approximately $4.906) plus applicable value added tax (if applicable). Mr. Schwarz will also be reimbursed for expenses incurred as part of the services provided by him which shall not exceed EURO 12,000 (approximately $14.718) per year. In the event the service agreement with Mr. Schwarz is terminated during a certain month, Mr. Schwarz will be entitled to a pro rata fee based on the number of days that has lapsed until the termination date of the service agreement. Mr. Schwarz may either provide the services by himself or through a corporation under his control, provided that the consideration under the service agreement remains unchanged. The service agreement with Mr. Schwarz will be in effect retroactively from November 1, 2019 for a period of three years. Each of Mr. Schwarz and us may terminate the service agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the services provided by him under the agreement (unless we have instructed him otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for cause.

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

On December 29, 2016, our shareholders approved, following the approval by our audit committee and board of directors, a lease agreement to be entered into with an affiliate of Capri. The lease was in effect for a one-year term commencing on January 2, 2017 and was automatically extended by a one-year term and up to a total of three years. On December 31, 2019, our shareholders approved, following the approval by our audit committee and board of directors, an extension of the lease agreement commencing on January 2, 2020, which will be automatically extended by a one-year term and up to a total of three years.

In March 2017, our audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $5.1 million loan, from our controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. In May 2018, the parties entered into an amendment to the Loan agreement, under which the Company repaid the Controlling Shareholder $2.5 million on account of the Loan and the repayment by the Company of the remaining Loan amount of $2.5 million has been postponed from April 1, 2019 to July 1, 2020. In September 2019, the parties entered into an additional amendment to the Loan agreement. Following these amendments, the repayment by the Company of the remaining Loan amount of $2.5 million has been postponed from July 1, 2020 to October 1, 2020. On July 1, 2020 in accordance with our audit committee and board of directors’ approval, we prepaid the remaining amount of a loan of approximately $2.6 million.

Commercial Office Building in Philadelphia

On October 12, 2012, following the approval of our audit committee and board of directors, and the approval of our shareholders during an annual general meeting of our shareholders held on August 16, 2012, our wholly-owned subsidiary, Optibase 2 Penn, LLC, became a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership, or the Partnership, which acquired an approximately 20% indirect beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza, or the 2 Penn Property, and entered into the Limited Partnership Agreement of the Partnership, or the 2 Penn LPA. As of December 31, 2021, the Company indirect beneficial interest in the 2 Penn Property is 22.16%.

The general partner of the partnership and certain other limited partners of the Partnership are persons or entities affiliated with Mr. Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc., who was then our president and member of our board of directors and considered the controlling shareholder of the Company, as detailed herein. The 2 Penn LPA sets forth the terms and conditions of the investment in the Partnership. According to the 2 Penn LPA our subsidiary acquired approximately 26% of the limited partnership interests in the Partnership in consideration for approximately $4 million.

The Partnership owns a beneficial interest in the owner of the 2 Penn Property by being issued a 85.76% partnership interest in Two Penn Investor LP, a Pennsylvania limited partnership, or the 2 Penn Investor, which acquired 88% (As of December 31, 2021 - 99%) of the limited partnership interests in Crown Two Penn Center Associates Limited Partnership, or the Property Owner, and Two Penn General LLC from Crown Penn Associates, L.P., or Crown Penn. Two Penn General LLC, a Delaware limited liability company controlled by Mr. Alex Schwartz acquired a 1% general partner interest in the Property Owner from Two Penn Center GP Corp., a Pennsylvania corporation, or the Existing General Partner, for the aggregate sum of approximately $12.8 million.

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

On April 9, 2021, Crown Two Penn Center Associates Limited Partnership, refinanced the loan. Under the refinancing, the existing loan on the Property with an outstanding principal balance of approximately $44 million, was replaced with a new loan with a principal amount of $67.9 million.

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

Additional capital contributions may be requested of limited partners at any time that Two Penn Philadelphia GP LLC (which is the general partner of the Partnership, controlled by Mr. Alex Schwartz, who is affiliated with Mr. Wyler as set forth below), or the General Partner) determines that the Partnership requires additional funds. The General Partner may request loans or capital contributions from the limited partners, provided that if the General Partner requests loans or capital calls exceeding $2 million during any four-year period it must obtain the approval of partners owning at least 65% of the interests in the Partnership.

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

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 “Financial Statements” for a list of financial statements filed as part of this annual report on Form 20-F.

Legal proceedings

Receipt of a Claim in Connection with an Option Agreement

On March 6, 2019, we were notified that Swiss Pro Capital Limited, a company organized under the laws of Switzerland, has filed a legal claim against our subsidiaries, Optibase RE 1 s.a.r.l and Optibase Real Estate Europe SARL pursuant to which Swiss Pro mainly demands the exercise of a granted option to purchase 20% of the shares of Optibase RE 1 s.a.r.l, the owner of the Rümlang property, or the Option, in connection with an option agreement between Swiss Pro and our subsidiaries, dated March 1, 2010, or the Agreement.

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

On July 29, 2019, our subsidiaries filed a statement of defense, categorically denying the allegations of Swiss Pro, and claiming that the option price reflects what is stated in the Agreement and that, in complete contradiction to Swiss Pro's claims, they did not artificially raise the price of the Option as alleged. The parties were referred to mediation that ended without reaching a settlement. Preliminary hearing has been scheduled for May 27, 2020. The parties have finished discovery and a court hearing is scheduled in November 2022, after submitting an affidavit.

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

A dividend policy, if adopted, will be determined by our board of directors and will depend, among other factors, upon our earnings, financial condition, capital requirements, the impact of the distribution of dividends on our financial condition and tax liabilities, and such other conditions as our board of directors may deem relevant. Under Israeli law, an Israeli company may pay dividends only out of its retained earnings as determined for statutory purposes. Under our articles of association the distribution of dividends will be made by a resolution of our board of directors. See exhibit 2.1 “Description of Share Capital” and item 10.E. “Taxation - Israeli Taxation”.

Cash dividends paid by an Israeli company are normally subject to a withholding tax. If we decide to distribute cash dividends out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to corporate tax rate which would have been applied at the period. See item 10.E. “Taxation - Israeli Taxation”. In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will bear the risks of currency fluctuations during the period between the date such dividend is declared and paid by us in NIS and the date conversion is made by such shareholder into U.S. dollars.

B. SIGNIFICANT CHANGES

On March 22, 2022, Capri successfully completed the Tender Offer. For further details, see Note 18a to the financial statements.

During the first quarter of 2022, we sold three apartment units in consideration for approximately $2.4 million, and two penthouses units in consideration for approximately $5.7 million. For further details, see Note 18b to the financial statements.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares have been traded on The NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. On April 29, 2015, our ordinary shares were registered for trading on the Tel Aviv Stock Exchange under the symbol OBAS.

Following the full repayment of our series A bonds, we applied to the TASE on January 11, 2022 for the delisting of our ordinary shares from the TASE. Such delisting took place on April 13, 2022.

Following the Tender Offer, Capri holds app. 96.9% of our issued share capital and the remaining 3.1% of our issued share is held by Shlomo (Tom) Wyler. As a result, our ordinary shares were delisted from Nasdaq on March 25, 2022.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares were listed on The NASDAQ Global Market since April 7, 1999 and until March 25, 2022, and on the TASE since April 2015 and until April 13, 2022, both under the symbol “OBAS”. For additional information see Item 4.A "History and Development of the Company".

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The description below is a short summary of our amended and restated articles of association following our becoming a private company.

Purposes and Objects of the Company

We are a private company registered under the Companies Law as Optibase Ltd., registration number 52-003707-8.

Pursuant to our articles of association, our objectives are to engage in any lawful business. A consideration to the Company's purpose and objectives can be found in Chapter 1 of the Company's articles of association.

Our articles of association also state that we may make contributions, even if the contribution is not within the framework of our business considerations.

The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director is interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote on compensation to themselves or any members of their body is limited in that such decision requires the approval of the board of directors and the shareholders at a general meeting.

Under Israeli law each director must act with an independent and sole discretion. Director who does not act this way is in breach of his fiduciary duties.

Rights Attached to Shares

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,216,256 ordinary shares were issued and outstanding as of April 20, 2022. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

Dividend rights

Holders of Ordinary Shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires the approval of our board of directors. Please see Item 10.E. “Taxation” below.

Voting rights

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Currently there are no shares of capital stock outstanding with special voting rights. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least twenty five percent (25%) of our voting rights. In the event that a quorum is not present within half an hour of the scheduled time, the shareholders' meeting will be adjourned to the same day of the following week, at the same time and place, or such time and place as the board of directors may determine by a notice to the shareholders. If at such adjourned meeting a quorum is not present at the time of opening of such meeting, one shareholders, at least, present in person or by proxy, shall constitute a quorum.

An ordinary resolution, such as a resolution for the election of directors, or the appointment of auditors, requires the approval by the holders of a majority of the voting rights represented at the meeting, in person, or by proxy.

The directors are appointed by decision of an ordinary majority at a general meeting and they serve until the next annual meeting. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office. A resigning director may be reelected. The directors have the right at any time, in a resolution approved by at least a majority of our directors, to appoint any person as a director, subject to the maximum number of directors specified in our articles of association, to fill in a place which has randomly been vacated, or as an addition to the board of directors. Any such director so appointed shall hold office until the next annual general meeting and may be reelected.

Rights in the Company’s profits

All of our ordinary shares have the rights to share in our profits distributed as a dividend and any other permitted distribution.

Rights in the event of liquidation

All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in the event of liquidation.

Changing Rights Attached to Shares

According to the Companies Law, the share capital may be divided into different classes of shares by an ordinary majority resolution passed by the general meetings of the holders of each class of shares separately, or after obtaining the written consent of the holders of all of the classes of shares. As of the date hereof, we only have one class of shares.

Annual and Extraordinary Meetings

Our board of directors may decide not to convene an annual meeting of shareholders every year, unless for the appointment of our external auditors. The term of external auditors lasts up to three years, as a result, we are obliged to convene a general meeting at least once every three years in order to appoint external auditors. According to the Company Law notice of at least twenty-one days prior to the date of the meeting is required. However, our articles of association allow for a shorter notice period if the consent of all shareholders entitled at that time to receive notice has been given. Such consent may be given in writing retrospectively, even after the meeting has taken place. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any one director, or by one or more shareholders holding in the aggregate at least 10% of the issued capital and at least 1% of the voting rights in the Company, or by one or more shareholders holding in the aggregate at least 10% of the voting rights in the Company. Where the board of directors is requisitioned to call a special meeting, it shall do so within twenty-one days. Notice of a general meeting shall be given to all shareholders entitled to attend and vote at such meeting. No separate notice is to be given to registered shareholders of the Company. Notices may be provided by the Company in person, in mail, transmission by fax or in electronic form.

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

Approval of Certain Transactions

Generally, under the Companies Law, engagement terms of directors and officers serving in a private company (including the grant of an exemption from liability, purchase of directors’ and officers’ insurance, or grant of indemnification (whether prospective or retroactive) require approval by the board of directors, and in the case of directors, also by the shareholders of the company.

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see Item 10.E. “Taxation”.

C. MATERIAL CONTRACTS

Shareholders Agreement with The Phoenix

In connection with the purchase of the office complex in Geneva, Switzerland, we and The Phoenix entered on February 8, 2011 into a Shareholders Agreement regarding our joint shareholdings in OPCTN. The Shareholders Agreement provides that Optibase will manage the day-to-day operations of OPCTN and Eldista but that certain actions of OPCTN and Eldista are subject to the joint approval of and The Phoenix. These actions include amendments to organizational documents, changes to business activity, financing arrangements, related party agreements, lease agreements exceeding twenty five percent of the leasable area of the Property and requesting investments from shareholders in excess of CHF one million in a given year and CHF 2.5 million in aggregate.

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

Financing Agreements

For a summary of the principal terms of our material financing agreements, see Item 5.B " Liquidity and Capital Resources".

D. EXCHANGE CONTROLS

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

E. TAXATION

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

Israeli taxation

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. For year 2021, the Israeli corporate tax rate stands on 23%. As of 2017, the corporate tax rate is 24% (in 2015 and 2016, the corporate tax rate was 26.5% and 25%, respectively). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

Excess Tax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 for 2021 (and as of 2020, the additional tax was on annual income exceeding NIS 651,600), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Other Income Tax

Taxable income of the Company's subsidiary in Luxemburg, Germany and United States is subject to federal tax at the rate of approximately 29%, 16% and 21%, respectively, In 2021 and 2020. In Switzerland, the tax rate  is 14% (including cantonal tax rate), for 2021 and 2020.

F. DIVIDEND AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers, and under those requirements, we file reports with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We intend to take steps to cause the termination of the registration of our ordinary shares under, and suspend all of our reporting obligations under, the U.S. Securities Exchange Act, as promptly as practicable.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Most of our revenues are generated in CHF but a portion of our expenses is incurred in NIS, EUR and in U.S. dollars. Therefore, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.

The inflation rate in Israel was approximately 0.6%, -0.7% and 3.8% in 2019, 2020 and 2021 respectively. The changes of the NIS against the dollar was a devaluation of approximately 7.8% and 7% and 3.3% in 2019, 2020 and 2021 respectively. The change of the CHF against the dollar was an appreciation of approximately 1.4% and 10% in 2019, and 2020, respectively, and a devaluation of approximately 3.6% in 2021. The change of the Euro against the dollar was a devaluation of approximately 2.1% in 2019, and an appreciation of approximately 9.5% in 2020, and a devaluation of approximately 7.7% in 2021.

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

Investments Risks

As of December 31, 2021, our available net cash was $31.1 million. As of December 31, 2021, our available cash was invested in various bank deposits and money market funds with various banks. Our available cash is subject to the credit risk of the banks with which the funds are deposited and as such we may suffer losses if those banks fail to repay those deposits.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework for Internal Control-Integrated Framework (1992) set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2021.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors determined that each of Ms. Tali Yaron-Eldar and Mr. Haim Ben-Simon, former directors, was an “audit committee financial expert” and that each of them was independent under the applicable Securities and Exchange Commission and NASDAQ listing rules.

ITEM 16B. CODE OF ETHICS

We adopted a Code of Business Conduct and Ethics for our employees, including our chief executive officer and senior financial officers. The Code of Business Conduct and Ethics is attached as Exhibit 11.1 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Ernst & Young has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2021, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young in Switzerland and in the United States, to Optibase in 2020 and 2021 (in thousands of dollars):

	2020	2021
Audit fees (1)	109	114
Audit-related fees (2)	5	5
Tax fees (3)	34	57
Total	148	176

(1)
Audit fees consist of fees billed, or expected to be billed, for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)
Audit-related fees consist of fees billed, or expected to be billed, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)
Tax fees include fees billed, or expected to be billed, for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

Audit Committee Pre-approval Policies and Procedures

Prior to our becoming a private company and upon the resignation of certain of our directors during April 2022, we had an audit committee whose main role was to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversaw the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our audit committee's specific responsibilities in carrying out its oversight role included the approval of all audit and non-audit services to be provided by the external auditor and quarterly review the firm's non-audit services and related fees. These services could have included audit services, audit-related services, tax services and other services, as described above. It was the policy of our audit committee to approve in advance the particular services or categories of services to be provided to the Company periodically. Additional services could be pre-approved by our audit committee on an individual basis during the year.

During 2020 and 2021, our audit committee approved all the audit-related fees, tax fees or other fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in Switzerland and in the United States.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

We did not apply for any exemptions from the NASDAQ listing standards for audit committees.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

There are no significant ways in which the Company’s corporate governance practices differed from those followed by domestic companies listed on the Nasdaq Global Market.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1. The financial statements of 300 RIVER HOLDINGS, LLC are also provided pursuant to Rule 3-09 of Regulation S-X.:

Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1281)	F-2 F-3
Consolidated Balance Sheets	F-4 - F-5
Consolidated Statements of Operations	F-6
Consolidated Statements of Comprehensive Income	F-7
Statements of Changes in Shareholders’ Equity	F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to Consolidated Financial Statements	F-11 - F-39

Consolidated Financial Statements	Page
Consolidated Financial Statements of 300 RIVER HOLDINGS, LLC	F-40 –F-53

ITEM 19. EXHIBITS

See Exhibit Index.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

OPTIBASE LTD. AND ITS SUBSIDIARIES

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

OPTIBASE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optibase Ltd. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, change sin shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements”). In our opinion, based on our audits and the report of the other auditor, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of 300 RIVER HOLDINGS LLC, a corporation in which the Company has a 30% interest. In the consolidated financial statements, the Company's investment in 300 RIVER HOLDINGS LLC is stated at $ 0 thousand and $ 1,928 thousand as of December 31, 2021 and 2020, respectively, and the Company's equity in the net loss of 300 RIVER HOLDINGS LLC is stated at $ 4,335 thousand in 2021, $ 4,476 thousand in 2020 and $ 4,859 thousand in 2019. These statements were audited by the other auditor, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for 300 RIVER HOLDINGS LLC, is based solely on the report of the other auditor.

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

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

Impairment of real estate assets

Description of the matter

As discussed in Note 2g to the consolidated financial statement, held real estate assets, net of accumulated depreciation as of December 31, 2021 were $ 176.9 million. The Company assesses held real estate assets for impairment when certain events or changes in circumstances indicate the carrying amount of the asset may not be recoverable through operations. When assessing for impairment, the Company performs a recoverability test by comparing the undiscounted future cash flows of the real estate asset to the net carrying value. If the undiscounted cash flows are less than the net carrying value, the Company will estimate the real estate assets’ fair value. The estimated fair value is compared to the net carrying value to determine whether the asset is impaired.

Auditing management’s evaluation of held real estate assets for impairment was complex due to the high degree of subjectivity in determining the future undiscounted cash flows and estimated fair values of the assets.

In particular, the undiscounted cash flows and fair value estimates were sensitive to the assumptions made by management regarding future rental revenues and operating expenses, capitalization rates, and anticipated hold period, which are affected by expectations about future market and economic conditions.

How we addressed the matter in our audit

To test the Company’s impairment assessment over held real estate assets, our audit procedures included, among others, assessing the methodologies used by management, evaluating the significant assumptions discussed above, testing the completeness and accuracy of the underlying data used by the Company in its analysis and evaluated the related disclosures.

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

We also evaluated the related disclosures included in Note 3 to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company's auditor since at least 1997, but we are unable to determine the specific year.

Tel-Aviv, Israel

April 27, 2022

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$31,119	$28,820
Restricted cash	528	835
Trade receivables (net of allowance for credit losses of $155 and $178 at December 31, 2021 and 2020, respectively)	401	216
Other accounts receivable and prepaid expenses	1,342	569
Bonds related deposits	509	2,564
Property held for sale	5,893	-

Total current assets	39,792	33,004

LONG-TERM INVESTMENTS:
Long-term deposits	99	98
Right-of-use assets	131	272
Investments in companies and associates	5,998	9,269

Total long-term investments	6,228	9,639

Real estate property, net	176,922	192,054

Total assets	$222,942	$234,697

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans and bonds	$8,478	$6,447
Other accounts payable and accrued expenses	4,084	4,144
Operating lease liabilities	130	166
Total liabilities attributed to discontinued operations	2,061	2,061

Total current liabilities	14,753	12,818

COMMITMENTS AND CONTINGENT LIABILITIES

LONG-TERM LIABILITIES:
Deferred tax liabilities	14,217	15,095
Land lease liability, net	6,785	7,054
Operating lease liabilities	27	146
Long-term loans, net of current maturities	100,950	112,923

Total long-term liabilities	121,979	135,218

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.65 par value -
Authorized: 6,000,000 shares at December 31, 2021 and 2020; Issued: 5,216,256 shares at December 31, 2021 and 2020; Outstanding: 5,198,361 shares at December 31, 2021 and 2020	994	994
Additional paid-in capital	138,187	138,187
Treasury shares: 17,895 shares at December 31, 2021 and 2020	(87)	(87)
Other reserves	1,255	2,759
Accumulated deficit	(81,283)	(80,389)

Total shareholders' equity of Optibase Ltd.	59,066	61,464

Non-controlling interests	27,144	25,197

Total shareholders' equity	86,210	86,661

Total liabilities and shareholders' equity	$222,942	$234,697

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATEDSTATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019

Fixed income from real estate rent	$13,937	$14,874	$16,144

Costs and expenses:

Cost of real estate operations	2,324	2,548	2,948
Real estate depreciation, amortization and impairment	3,939	3,946	4,321
General and administrative	3,410	2,523	3,047

Total costs and expenses	9,673	9,017	10,316

Gain on sale of operating properties	273	9,127	-

Operating income	4,537	14,984	5,828

Other income	783	454	722
Financial expenses, net	(1,641)	(1,781)	(2,630)

Income before taxes on income	3,679	13,657	3,920
Taxes on income	(731)	(2,162)	(1,472)
Equity share in losses of associates, net	(1,059)	(2,079)	(2,321)

Net income	1,889	9,416	127
Net income attributable to non-controlling interest	2,783	2,983	2,120

Net income (loss) attributable to Optibase Ltd.	$(894)	$6,433	$(1,993)

Net earnings per share:

Basic and diluted net earnings (loss) per share	$(0.17)	$1.24	$(0.38)

Weighted average number of shares used in computing basic net earnings per share:	5,198,361	5,198,361	5,198,361

Weighted average number of shares used in computing diluted net earnings per share	5,198,361	5,198,361	5,198,361

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Net income	$1,889	$9,416	$127

Foreign currency translation adjustments	(2,340)	5,323	393
Financial liability related to hedging	-	68	137

Total comprehensive income (loss)	(451)	14,807	657

Net loss attributable to non-controlling interests	(2,783)	(2,983)	(2,120)
Other comprehensive loss (income) attributable to non-controlling interests	836	(2,204)	(283)

Comprehensive income (loss) attributable to Optibase Ltd.	$(2,398)	$9,620	$(1,746)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Other reserves	Accumulated deficit	Total shareholders' equity of Optibase Ltd.	Non-controlling interests	Total shareholders' equity

Balance as of January 1, 2019	$994	$138,187	$(87)	$(706)	$(84,829)	$53,559	$19,834	$73,393

Dividend to non-controlling interests	-	-	-	-	-	-	(2,227)	(2,227)
Other comprehensive income	-	-	-	247	-	247	283	530
Equity component of transaction with controlling shareholder	-	-	-	31	-	31	-	31
Net income (loss)	-	-	-	-	(1,993)	(1,993)	2,120	127

Balance as of December 31, 2019	994	138,187	(87)	(428)	(86,822)	51,844	20,010	71,854

Other comprehensive income	-	-	-	3,187	-	3,187	2,204	5,391
Net income	-	-	-	-	6,433	6,433	2,983	9,416

Balance as of December 31, 2020	994	138,187	(87)	2,759	(80,389)	61,464	25,197	86,661

Other comprehensive loss	-	-	-	(1,504)	-	(1,504)	(836)	(2,340)
Net income (loss)	-	-	-	-	(894)	(894)	2,783	1,889

Balance as of December 31, 2021	$994	$138,187	$(87)	$1,255	$(81,283)	$59,066	$27,144	$86,210

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Cash flows from operating activities:

Net income	$1,889	$9,416	$127
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	3,939	3,946	4,321
Gain on sale of operating properties	(273)	(9,127)	-
Decrease (increase) in trade receivables	(190)	353	(105)
Equity share in losses of associates, net	1,059	2,079	2,321
Decrease in deferred tax liabilities	(402)	(22)	(140)
Increase (decrease) in land lease liabilities	(34)	319	(106)
Increase (decrease) in lease liabilities	(155)	(43)	257
Decrease (increase) in right-of-use assets	141	104	(376)
Decrease (increase) in other accounts receivable and prepaid expenses	(411)	79	(665)
Increase (decrease) in accrued expenses, other accounts payable and other liabilities	92	(1,986)	1,763

Net cash provided by operating activities	5,655	5,118	7,397

Cash flows from investing activities:

Investment in real estate property	(913)	(989)	(1,109)
Proceeds from associates, net	2,212	309	398
Decrease (increase) in other long-term deposits	1,669	(9)	116
Proceeds from sale of real estate property	631	41,483	-

Net cash provided by (used in) investing activities	3,599	40,794	(595)

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from financing activities:

Repayment of long-term bank loans and bonds	(6,344)	(28,221)	(5,958)
Dividend paid to non-controlling interests	-	-	(2,227)
Repayment of controlling shareholders' loan	-	(2,618)	-

Net cash used in financing activities	(6,344)	(30,839)	(8,185)

Exchange differences on balances of cash and cash equivalents	(918)	1,986	112

Increase (decrease) in cash and cash equivalents and restricted cash	1,992	17,059	(1,271)
Cash and cash equivalents and restricted cash at the beginning of the year	29,655	12,596	13,867

Cash and cash equivalents and restricted cash at the end of the year	$31,647	$29,655	$12,596

(a) Supplemental disclosures of cash flows information:

Cash and cash equivalents	$31,119	$28,820	$12,564
Restricted cash	528	835	32

Total cash and cash equivalents and restricted cash	$31,647	$29,655	$12,596

(b) Supplemental cash flows activities:

Cash paid during the year for:

Taxes	$2,141	$3,040	$1,433

Interest	$920	$1,492	$2,320

(c) Significant non-cash transactions:

Net lease liabilities arising from obtaining right of use assets	$-	$39	$22

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Optibase Ltd. (the "Company") was incorporated and commenced operations in 1990.

The Company, through its subsidiaries, operates in fixed-income real-estate. The Company is engaged with purchasing and operating of real estate properties intended for leasing and resale primarily for the purpose of commercial, industrial, office space use as well as for residential purposes.

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

As of December 31, 2021, the Company manages its activity through four active subsidiaries: Optibase Inc. in the United States which was incorporated in 1991 ("Optibase Inc."), Optibase Real Estate Europe SARL ("Optibase SARL") in Luxembourg which was incorporated in October 2009, Optibase RES SARL in Luxembourg which was incorporated in June, 2018 and OPCTN SA, a Luxembourg company owned 51% by the Company which was incorporated in February 2011 ("Subsidiaries"), (collectively, the "Group").

On March 22, 2022, the Company's controlling shareholder and its affiliates, successfully completed a full tender offer for the Company's ordinary shares and purchased all of the Company's ordinary shares held by the Company's other shareholders. As a result, the Company's ordinary shares were delisted from NASDAQ on March 25, 2022.

b.	Investments in associates:

Retail portfolio in Bavaria, Germany:

On December 18, 2014 the Company through Optibase Bavaria GmbH & Co. KG ("Optibase Bavaria"), entered into a Purchase Agreement to acquire a retail portfolio of twenty-seven commercial properties in, Germany (the "Retail Portfolio in Germany").

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

On February 11, 2020 the Company by its wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, had entered into a definitive agreement to sell its retail portfolio in Germany, for an aggregate cash consideration of EUR 35,000,000 (approximately $ 38,900).

The sale was completed in 2020 and a gain in the amount of $ 9,127 was recognized in that year.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.
The Company has one major tenant, 22% and 20% of the Company revenues for the years ended 2021 and 2020, respectively, and two major tenants: 18% and 16% of the Company revenues of the year ended December 31, 2019. No other tenants accounted for more than 10% of the Company revenues.

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

The liabilities of the Video activity for the years ended December 31, 2021 and 2020, which relates to the discontinued operations and presented in the consolidated balance sheets, are summarized as follows:

	Year ended December 31,
	2021	2020

Liabilities:

Total liabilities attributed to discontinued operations	$2,061	$2,061

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

Non-controlling interests generally represent the portion of equity that the Company does not own in the consolidated entities. The Company accounts for and reports its non-controlling interests in accordance with the provisions required under the Consolidation Topic ASC 810. Non-controlling interests are separately presented within the equity section of the consolidated balance sheets. The amounts of consolidated net earnings attributable to the Company and to the non-controlling interests are presented on the consolidated statement of operations.

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

The Group's long-lived assets (assets group) to be held or used, including property and equipment, right of use assets and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of long-lived assets, the Company makes judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of assets or asset groups. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the carrying amount of the assets exceeding the fair value of the assets.

The Company reviews assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished operationally and for financial reporting purposes. The carrying amount of the asset was compared with the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected undiscounted future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows. During the year ended December 31, 2021, no impairment losses have been identified. During the year ended December 31, 2020 an amount of $ 247 was recorded as impairment.

h.	Investments in companies:

The Company's equity investment is an investment in equity securities a of privately-held company, that are not traded and therefore not supported by observable market prices. The Company elected to account for its equity investments without readily determinable market values that either (i) do not meet the definition of in-substance common stock or (ii) do not provide the Company with control or significant influence, using Accounting Standards Update (“ASU”) 2016-01, and measure the investment at cost minus impairment if any.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under ASU 2016-01, the Company adjusts the carrying value of its investments to fair value upon observable transactions for identical or similar investments of the same issuer.

The Company periodically evaluates the carrying value of the investments in privately-held companies when events and circumstances indicate that the carrying amount of the investment may not be recovered. The maximum loss the Company can incur for its investments is their carrying value.

The Company may determine the fair value by reviewing equity valuation reports, current financial results, long-term plans of the privately-held companies, the amount of cash that the privately-held companies have on-hand, the ability to obtain additional financing and overall market conditions in which the privately-held companies operate or based on the price observed from the most recent completed financing.

All gains and losses on investments in privately-held companies, realized and unrealized, are recognized in financial (expenses) income, net.

i.	Investments in associates:

Associates are companies in which the Company has significant influence over the financial and operating policies without having control. The investment in associates is accounted for using the equity method of accounting. Under the equity method, the investment in associates is accounted for in the financial statements at cost plus changes in the Company's share of net assets, including other comprehensive income (loss) of the associates. The equity method is applied until the loss of significant influence or classification of the investment as non-current asset held-for-sale.

j.          Leases

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

The ineffective portion of a derivative's change in fair value is recognized in earnings. As of December 31, 2020, the Company had outstanding hedging instruments in the amount of $ 332, which were included in short-term assets. As of December 31, 2021, the Company had no hedging instruments.

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

The Company is a lessor under non-cancellable operating leases and generates revenues from fixed income real-estate according to ASC 842 which is derived from its buildings held through its subsidiaries in Switzerland (Rümlang and Geneva), Germany and Miami FL.

Rental income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the contract conveys the rights to control the use of the asset to the lessee for a period in exchange for considerations.

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

Accounts receivable include amounts billed to tenants and accrued expense recoveries due from tenants. The Company makes estimates of un-collectability from its accounts receivable using the specific identification method related to base rents, straight-line rent balances, expense reimbursements and other revenues.

The Company also analyzes accounts receivable and historical bad debt levels, tenant credit-worthiness, payment history and current economic trends and future economic conditions when evaluating the adequacy of the allowance for credit losses. Accounts receivable are written-off when they are deemed to be uncollectible and the Company is no longer actively pursuing collection. The Company's reported net income is directly affected by the management's estimate of the collectability of accounts receivable.

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

r.         Fair value of financial instruments:

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
Swap instruments are measured at fair value under ASC 820 on a recurring basis as of December 31, 2021 and 2020.

s.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

t.	Recently adopted accounting pronouncements:

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	REAL ESTATE PROPERTY, NET

	Land	Building	Condominium units	Currency translation adjustment	Total

Cost:

At January 1, 2020	$26,315	$165,586	$21,586	$(4,637)	$208,850
Additions	-	615	374	19,692	20,681
Disposals	-	-	(2,238)	-	(2,238)

At December 31, 2020	26,315	166,201	19,722	15,055	227,293
Additions	-	996	(83)	(7,186)	(6,273)
Disposals	(61)	-	(432)	-	(493)
Reclassification – property held for sale*)	(697)	-	(6,074)	-	(6,771)

At December 31, 2021	25,557	167,197	13,133	7,869	213,756

Accumulated depreciation and impairment:

At January 1, 2020	-	24,918	2,898	(75)	27,741
Depreciation and impairment charge for the year	-	3,221	725	3,552	7,498

At December 31, 2020	-	28,139	3,623	3,477	35,239
Depreciation and impairment charge for the year	-	3,365	574	(1,331)	2,608
Disposals	-	-	(135)	-	(135)
Reclassification - property held for sale*)	-	-	(878)	-	(878)

At December 31, 2021	-	31,504	3,184	2,146	36,834

Real estate property, net:

At December 31, 2020	$26,315	$138,062	$16,099	$11,578	$192,054

At December 31, 2021	$25,557	$135,693	$9,978	$5,723	$176,922

*) Balance of property held for sale is comprised of Condominium units in Miami.

For details regarding the Condominium units sales, see Note 18b.

Estimated depreciation expenses by years are as follows:

Year	Estimated depreciation expenses

2022	3,728
2023	3,728
2024	3,728
2025	3,728
2026 and thereafter	136,453

151,365

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2021	2020

Prepaid expenses	$63	$38
Income receivable	367	442
Government (mainly tax advances)	899	-
Others	13	89

	$1,342	$569

NOTE 5:-	DEPOSITS

Short-term deposits:

	December 31,
	2021	2020

Bonds deposit and other (1)	$444	$2,045
Restricted account (2)	65	187
SWAP (3)	-	332

	$509	$2,564

Long-term deposits:

	December 31,
	2021	2020

Rent deposit	$99	$98

	$99	$98

(1)	Bonds deposit of one payment of principal and interest reserves. See Note 10.

(2)	Restricted amount related to the hedging transaction, see details (3) below.

(3)
Hedging of cross currency interest rate swap transaction for the total amount of approximately NIS 34,200,000 at fixed interest rate of 6.7% in exchange for approximately $ 8,700 at fixed interest rate of 7.95% with semi-annually payments commencing on June 2016 through December 2021. As of December 31, 2020, the hedged amount was $ 1,455. As of December 31, 2021, the Company had no hedging instruments.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LEASES

The Company has operating leases for office space and vehicles that expire through 2023.

Below is a summary of our operating right-of-use assets and operating lease liabilities under ASC 842 as of December 31, 2021 and December 31, 2020:

	December 31,
	2021	2020

Operating right-of-use assets	$131	$272

Operating lease liabilities, current	130	166
Operating lease liabilities long-term	27	146

Total operating lease liabilities	$157	$312

Cash paid for amounts included in the measurement of operating lease liabilities was $ 185 and $ 162 during the years ended December 31, 2021 and 2020, respectively.

Minimum lease payments for our right of use assets over the remaining lease periods as of December 31, 2021, are as follows:

Year ended December 31,

2022	$133
2023	29

Total undiscounted lease payments	162
Less - interest	(5)

Present value of lease liabilities	$157

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2021:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	0.75
Weighted average discount rate	4.02%

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LEASES (Cont.)

The Company as lessor:

Future minimum rental payments to be received under operating leases:

Year ended December 31,

2022	$1,841
2023	4,331
2024	2,213
2025	787
2026 and thereafter	3,734

Total future minimum rentals	$12,906

NOTE 7:-	INVESTMENTS IN COMPANIES AND ASSOCIATES

a.
On October 12, 2012, the Company acquired through its subsidiary beneficial interests in Two Penn Center Plaza in Philadelphia, Pennsylvania. This investment is accounted for using the equity method of accounting as the Company's indirect beneficial interest in Two Penn Center Plaza is 22.16% and therefore is considered to be more than minor.

On April 9, 2021, Two Penn Center Plaza refinanced the existing loan on the property with an outstanding principal balance of approximately $ 44,000, was replaced with a new loan with a principal amount of $ 67,900. As a result of the refinancing, the Company's share in the excess cash is approximately $ 5,000. As of December 31, 2021, the Company received a distribution of approximately $ 2,200 out of the said $ 5,000.

	December 31,
	2021	2020

Invested in equity	$4,025	$4,025
Distributions	(4,006)	(1,794)
Accumulated net income	1,979	1,110

Total investment	$1,998	$3,341

b.
On December 31, 2012 the Company acquired through its subsidiary Optibase Inc. approximately 4% indirect beneficial interest in a portfolio of shopping centers located in Texas, USA in consideration for $ 4,000 which accounted at cost minus impairment if any. The Company believes that its beneficial interests in Texas portfolio are considered to be so minor that they create virtually no influence over the operating and financial policies of the Real Estate Asset and therefore this investment accounted at cost minus impairment if any.

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

	December 31,
	2021	2020

Invested in equity	$13,142	$13,142
Accumulated net loss	(13,142)	(11,214)

Total investment	$-	$1,928

d.	Investments in associates accounted for using the equity method of accounting:

Summarized data of the financial statements of associates, unadjusted to the Company's percentage of holdings: *)

	December 31,
	2021	2020

Assets	$324,691	$321,153
Liabilities	$491,157	$459,620
Income	$59,961	$59,294
Net loss	$(10,949)	$(11,947)

*)	The information presented does not include excess cost and goodwill.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2021	2020

Employees and payroll accruals	$291	$308
Accrued expenses	2,182	2,640
Government (mainly tax provision)	301	264
Advance tenants payments	805	397
Tenant security deposits	142	116
Trade payables	340	397
Others	23	22

Total	$4,084	$4,144

NOTE 9:-    LONG-TERM LOANS

a.
On October 29, 2009, Optibase RE1 SARL received a mortgage loan (the "Loan") from a financial institution in Switzerland, in the amount of CHF 18,800,000 for the purpose of purchasing the real estate property located in Rümlang, Switzerland (the "Property"). The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins 0.8%. The financial institution may increase the margin at any time if creditworthiness of the borrower or quality of the property is impaired. Principal and interest of the loan are payable quarterly. The loans are repaid at a rate of CHF 376,000 per year. The mortgage loan may be repaid at any time with a three months prior written notice by the Company. The mortgage loan is governed by the laws of Switzerland and bears other terms and conditions customary for that type of mortgage loans. The Company pledged to the bank the property and all accounts and assets of the Company's subsidiary which are deposited with the bank against the loan received. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2021, the Company met the required covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2022 (current maturity)	412

Long-term portion:

2023	412
2024	412
2025	412
2026	412
Thereafter	13,592

Total	15,240

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-    LONG-TERM LOANS (Cont.)

b.
On October 2011, OPCTN and Eldista entered into a CHF 100,000,000 bank loan refinancing with Credit Suisse for the above mentioned loan. Under the new financing agreement, Credit Suisse provided a new loan to OPCTN and Eldista which replaced the mortgage loan that Credit Suisse provided to Eldista. The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins, the combined interest margins rate was 0.83%. The loans are repaid at a rate of CHF 2,000,000 per year and are secured by a first mortgage over the property and by a pledge of Eldista's shares. On January 8, 2020 Eldista has signed a new framework agreement for a mortgage loan at an amount of credit facility of CHF 83,500,000, the amount of the credit facility was reduced by the sum amortization and other loan repayment made. According to the new framework agreement, the credit facility may be utilized as follows: (i) mortgage loans in CHF with terms of 1 to max 10 years; (ii) mortgage-backed fixed advanced in CHF with terms of 3, 6 or 12 months; (iii) mortgage-backed fixed advanced in USD with terms of max 3 months. When use in USD may only occur if the resulting foreign exchange risk is hedged through a separate OTC transaction in the same currency and with the same term and amount. The loan bears a variable interest rate based on current money and capital markets in Switzerland plus the bank's customary margins. The annual interest margin rate is 0.75% for drawings in CHF or 1.05% for drawings in USD. The loan is repaid at a rate of CHF 2,000,000 per year on a quarterly basis and secured by a pledge of Eldista's shares. The Company is required to meet certain covenants under this mortgage loan. As of December 31, 2021, the Company met these covenants.

Maturities of the loan by years are as follows:

Year ended December 31,

2022 (current maturity)	2,191

Long-term portion:

2023	2,191
2024	2,191
2025	2,191
2026	2,191
Thereafter	76,946

Total	85,710

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

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-    LONG-TERM LOANS (Cont.)

d.
On July 8, 2015, the Company subsidiary, Optibase Inc., entered into a loan agreement with City National Bank of Florida (“CNB”) for a gross amount of $ 15,000 for the financing of 25 condominium units the Company owns in Miami and Miami Beach, Florida. The loan is secured by a senior mortgage over the condominium units. The loan was originally taken for a term of three (3) years, with an interest rate of Libor 30-day-rate plus 2.65%.

On March 31, 2020, Optibase Inc., refinanced the loan. Under the refinancing, the existing principle loan balance of $ 8,828 bears an interest rate of Libor 30- day rate plus 2.65%, however, in no event shall the interest rate be less than 4.65%. The original loan maturity date is September 30, 2021. Optibase Inc. has the right to extend the maturity date to March 31, 2023 if no event of default has occurred and subject to certain other conditions. In September 2020, Optibase Inc. extended the maturity date to March 31, 2023. Optibase Inc. will pay the fee in amount equal to 2% of the amount of the deficiency if Optibase Inc. or its subsidiary, fail to maintain depository accounts totaling $ 1,500, this covenant shall be measured for compliance annually, commencing December 2020, and continuing on December 31 of each calendar year thereafter. The securities for the loan include a restricted cash deposit of approximately $ 550. In May 2020, Optibase Inc. repaid an amount of $ 2,271, and in November 2021, Optibase Inc. repaid an amount of $ 621. As of December 31, 2021, the loan in the amount of $ 5,875 is presented under current maturities of long-term loans and bonds as the Company expects to sell the condominium units classified as properties held for sale during the upcoming year. As of December 31, 2021 Loan issuance costs of $ 59 reported in the balance sheet as a direct deduction from the gross amount of the loan and are amortized in accordance with the loan payments. The covenants under the new financing agreement are substantially the same as under the previous loan agreement. As of December 31, 2021, the Company met these covenants. On March 9, 2022, following the sale of condominium units the Company fully repaid the loan. For details regarding the condominium units sales, see Note 18b.

e.	For information regarding a loan received from the controlling shareholder, see Note 17b(4).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	BONDS

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

Debt issuance costs with respect to these bonds amounted to $ 384 and were recorded as a direct deduction from the gross amount of the bonds. The debt issuance costs were amortized over the bond's term. As of December 31, 2021, following the payment of the last installment, the debt issuance costs were fully amortized.

As of December 31, 2021 the bonds were fully repaid.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Assets pledged as collateral:

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

As of December 31, 2021, the Company has sufficient provisions to cover the expected outcome of such review process. The provision for the above commitments was recorded under liabilities attributed to discontinued operations as the Company has no further obligation to pay royalties on revenues generated by the Video Activity subsequent to its sale.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.
In June 2017, Aberdeen Associates LLC, a Delaware limited liability company, extended a $ 7,000, 5-year fixed-rate loan facility (the “Loan Facility”) to the Company’s subsidiary, Optibase Inc. secured by a pledge of 100% of its membership interest in Optibase Chicago 300, LLC. The Loan Facility will bear interest at an annual rate of 5% of the amount drawn, and is compounded and to be paid quarterly until the maturity on June 1, 2022. As of December 31, 2021, the Company has not drawn down any funds under the Loan Facility.

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

On May 3, 2021, following a Supreme Court hearing, and the recommendation of the Supreme Court, the applicants withdrew the appeal, and the appeal was dismissed with prejudice.

2.
On March 6, 2019, the Company has notified that Swiss Pro Capital Limited, a company organized under the laws of Switzerland, has filed a legal claim against the Company's subsidiaries, Optibase RE 1 SARL and Optibase Real Estate Europe SARL.

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

The plaintiff claims that the correct option exercise price, and as it was actually exercised on May 25, 2016, is zero Swiss Francs, and it seeks for the court to issue a declaratory order under which it is entitled to receive 20% of the shares of Optibase RE1 at a price of zero Swiss Francs, and to issue orders to remove the discrimination, including that the Company must pay the plaintiff a sum of CHF 400,000.

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

The parties were referred to mediation that ended without reaching a settlement. Preliminary hearing has been scheduled to May 27, 2020.

The parties have finished documents disclosure.

A court hearing is scheduled to November 2022 after submitting the affidavits.

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

As of December 31, 2020 the Company has a currency rate swap agreements for Optibase Series A bonds, the fair value of the currency rate swap consisted of an assets of $ 332.

As of December 31, 2021, the Company had no hedging instruments.

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

3.	A one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017; and

4.
Taxation of GILTI earned by foreign subsidiaries beginning after December 31, 2017. The Global Intangible Low-Taxed Income GILTI tax imposes a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-  TAXES ON INCOME (Cont.)

b.	Corporate tax rates:

Israeli companies are generally subject to corporate tax on their taxable income. In 2021, 2020 and 2019 the corporate tax rate in Israel is 23%.

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

Taxable income of the Company's subsidiary in Luxemburg, Switzerland and the United States may be subject to the following statutory federal (approximate) tax rates:

	Year ended December 31,
	2021	2020	2019

Luxemburg	29%	29%	29%
Zurich, Switzerland	21%	21%	21%
Geneva, Switzerland	14%	14%	24%
United States	21%	21%	21%
Germany	16%	16%	16%

c.	Tax assessments:

The Company has final tax assessmentsin Israel through the tax year 2015.

The Company is currently subject to a tax audit for the years 2016 through 2019 by the Israeli Tax Authority ("ITA"). The Company received tax assessment for the years 2016 to 2019. The Company's management, based on a legal opinion received from its legal counsels, believes that it has adequately provided for any reasonably foreseeable outcome related to the ITA tax audit. The Company filed an appeal and requested a second review by the ITA for the years 2016 to 2019. Nevertheless, the ITA may disagree with the Company's position taken in the tax return, and the Company may be subject to additional tax liabilities.

d.	Deferred tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax assets and liabilities mainly derive from the acquisitions of commercial buildings in Switzerland. The deferred taxes are computed at the average tax rate of 23%, which is the tax rate that will be in effect when the differences are expected to reverse.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-  TAXES ON INCOME (Cont.)

Significant components of the Company and its subsidiary deferred tax assets are as follows:

	December 31,
	2021	2020

Deferred tax assets:

Net operating losses and other temporary differences	$34,146	$31,271
Lease provision	1,560	1,622
Other	186	199

Deferred tax assets	35,892	33,092

Deferred tax liabilities:

Land	(5,543)	(5,734)
Building	(9,837)	(10,373)
Other	(3,877)	(3,553)
Distributable proceeds	(583)	(809)

Deferred tax liabilities	(19,840)	(20,469)

Valuation allowance	(30,269)	(27,718)

Deferred tax liabilities, net	$(14,217)	$(15,095)

e.	Net operating losses carry-forward:

Through December 31, 2021, Optibase Ltd. had net operating losses carry-forward for tax purposes in Israel of approximately $ 78,000 which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2021, Optibase Inc. had U.S. federal net operating loss carry-forward of approximately $ 59,000 that can be carried forward and offset against taxable income. Approximately $ 12,000 of these carry-forward tax losses have no expiration date and Approximately $ 47,000 can be carried forward and offset against taxable income for 20 years, no later than 2038. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against it Israeli and U.S. deferred tax assets.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2021	2020	2019

Income before taxes as reported	$3,679	$13,657	$3,920

Theoretical tax benefit computed at the statutory rate 23%	846	3,141	902
Foreign tax rates differences	(576)	(1,150)	101
Tax adjustments in respect of currency translation	-	-	7
Adjustment of deferred tax balances following a decrease in statutory tax rates	-	(572)	-
Deferred taxes on losses and other temporary differences for which valuation allowance was provided	280	842	465
Taxes for previous years	-	(23)	(40)
Other non-deductible expenses	181	(76)	37

Taxes on income	$731	$2,162	$1,472

g.	Income before taxes on income consists of the following:

Domestic	$(2,296)	$594	$(179)
Foreign	5,975	13,063	4,099

	$3,679	$13,657	$3,920

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-  TAXES ON INCOME (Cont.)

h.	Income tax expenses (benefit) are comprised as follows:

	Year ended December 31,
	2021	2020	2019

Current	$1,133	$2,184	$1,612
Deferred	(402)	(22)	(140)

	$731	$2,162	$1,472

Domestic	$(226)	$809	$-
Foreign	957	1,353	1,472

	$731	$2,162	$1,472

i.
As of December 31, 2021 the Company has an unrecognized tax benefit liability with respect to uncertain tax provision in the amount of $ 711, which was fully offset against tax advances. The Company did not accrue penalties during the years ended December 31, 2021 and 2020.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals.

NOTE 14:-	SHAREHOLDERS' EQUITY

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

3.	On March 22, 2022, the Company's controlling shareholder and its affiliates, have successfully completed a full tender offer for the Company's ordinary shares (see Note 18a).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	FINANCIAL EXPENSES, NET

Financial income (expenses):

	Year ended December 31,
	2021	2020	2019

Interest	$(1,329)	$(2,472)	$(2,546)
Re-measurement of derivatives	(322)	(73)	188
Foreign currency translation adjustments	10	764	(272)

	$(1,641)	$(1,781)	$(2,630)

NOTE 16:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company activity). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following present total revenues for the years ended December 31, 2021, 2020 and 2019 and long-lived assets as of December, 31, 2021, 2020 and 2019:

	2021		2020		2019
	Total revenues	long-lived assets **)	Total revenues	long-lived assets **)	Total revenues	long-lived assets **)

Switzerland	$12,738	$167,733	$12,499	$175,956	$11,975	$162,422
Germany (*)	-	-	1,380	-	3,180	-
United States	1,199	9,189	995	16,098	989	18,687
Israel	-	131	-	240	-	312
Luxemburg	-	-	-	32	-	64

	$13,937	$177,053	$14,874	$192,326	$16,144	$181,485

*)	For details regarding the portfolio sale agreement, see Note 1b.
**)	Long-lived assets are comprised of real estate property, net and operating lease right of use assets.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Controlling shareholders:

To the Company's knowledge there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company. To the best of the Company's knowledge, the Company's controlling shareholder, the Capri Family Foundation, holds approximately 79% of the Company's Ordinary shares. See note 18a for further development on the Company's controlling shareholder.

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

3.
On December 29, 2016, the Company's shareholders approved, following the approval by the Company's audit committee and board of directors, a new lease agreement to be entered into with an affiliate of Capri, or the Tenant. The new lease will be in effect for a one-year term commencing on January 2, 2017, which will be automatically extended by a one-year term and up to a total of three years. On December 31, 2019, the Company's shareholders approved, following the approval by the Company's audit committee and board of directors, the extension of the lease agreement. The new lease is effective for a one-year term commencing on January 2, 2020, which will be automatically extended by a one-year term and up to a total of three years. As of December 31, 2021, there is an outstanding debt from the affiliated tenant related to the lease in the amount of $ 253 included in trade receivables.

The Tenant may decide not to extend the New Lease provided that it has given notice to that effect to the Company at least 45 days before the end of each year. The monthly rent to be paid by the Tenant to the Company is $ 27.3, including sales tax. The Rent will be increased by 3% every year.

4.
In March 2017, the Company's audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the receipt of a $ 5,118 loan, (the "Loan"), from the Company's controlling shareholder. The Loan was granted to the Company on March 28, 2017 for the purpose of strengthening the Company's liquidity. The Loan does not bear any interest or linkage differentials and is unsecured. In May 2018, the parties entered into an amendment to the Loan's agreement, under which the Company repaid the Company's controlling shareholder $ 2,500 on account of the Loan's account. The repayment by the Company of the remaining Loan's amount of approximately $ 2,618 has been postponed from April 1, 2019 to April 1, 2020, however, the Company may prepay the Loan prior to such date at its sole discretion without any penalty. On September 30, 2019 the parties entered into an amendment no.2 to the Loan's agreement, under which the remaining loan amount of approximately $ 2,618 shall be postponed to October 1, 2020. The remaining terms of the original agreement shall remain unchanged. The loan was recognized at fair value to reflect its interest beneficiary terms at the date of the transaction.

The difference between the fair value and the loan principal, in the amount of $ 372 is reported as a reserve from transaction with controlling shareholder in the balance sheet. On July 1, 2020, the Company repaid the loan. During the years ended December 31, 2020 and 2019 an amount of $ 76 and $ 205, respectively, was recorded as finance expense.

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

NOTE 18:-	SUBSEQUENT EVENTS

a.
On March 22, 2022, the Company's controlling shareholder and its affiliates, successfully completed a full tender offer for the Company's ordinary shares and purchased all of the Company's ordinary shares held by the Company's other shareholders. As a result, the Company's ordinary shares were delisted from NASDAQ on March 25, 2022.

b.
During the first quarter of 2022, the Company sold three apartment units in total consideration of approximately $ 2,400, and two penthouses units in total consideration for approximately $ 5,700. Following the last sale of the penthouse in March, 2022, the Company fully repaid the loan.

300 RIVER HOLDINGS, LLC
 (a Delaware limited liability company)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)
Contents
Page
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F - 42

Consolidated balance sheets as of December 31, 2021 and 2020	F - 43

Consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019	F - 44

Consolidated statements of members’ deficit for the years ended December 31, 2021, 2020 and 2019	F - 45

Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019	F - 46

Notes to consolidated financial statements	F - 47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
300 River Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 300 River Holdings, LLC (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, members’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ EisnerAmper LLP

We have served as the Company’s auditor since 2011

EISNERAMPER LLP
New York, New York
April 27, 2022

300 River Holdings, LLC
(a Delaware limited liability company)
Consolidated Balance Sheets

	December 31, 2021	December 31, 2020
ASSETS
Real estate, net of accumulated depreciation	$206,757,566	$216,166,292
Cash	512,221	1,917,162
Segregated cash and other escrows	9,142,469	10,644,343
Tenant account receivable
Current	392,060	447,818
Unbilled straight-line rent	22,231,510	19,618,007
Prepaid expenses and other assets	1,009,054	996,760
Deferred leasing costs, net of accumulated amortization of $13,641,028
and $11,279,299, respectively.	15,155,766	17,035,105
	$255,200,646	$266,825,487
LIABILITIES AND MEMBERS' DEFICIT
Lease financing obligation, including accrued interest of $5,403,056 and $4,519,883, less unamortized value of deferred lease financing
costs of $8,594,785 and $8,688,137, respectively.	$216,808,271	$215,831,746
Notes payable	17,000,000	17,000,000
Mortgage payable, net of unamortized deferred financing costs of
$560,311 and $1,171,575, respectively	174,439,689	173,828,425
Accounts payable, accrued expenses and other liabilities	8,591,850	7,356,089
	416,839,810	414,016,260
Members' deficit	(161,639,164)	(147,190,773)
	$255,200,646	$266,825,487

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)
Consolidated Statements of Operations
For The Years Ended December 31,

	2021	2020	2019
Revenue:
Base rent	$25,782,568	$25,362,370	$25,091,596
Escalation and other income	20,259,896	20,534,157	17,333,020
Amortization of acquired below market leases	-	838,107	495,931
	46,042,464	46,734,634	42,920,547
Expenses:
Depreciation and amortization	14,097,504	14,989,215	14,174,470
Operating expenses	12,601,202	14,354,171	13,158,869
Real estate taxes	7,903,669	6,769,280	7,901,058
Management fees	1,552,363	1,481,895	1,221,311
	36,154,738	37,594,561	36,455,708

Operating income	9,887,726	9,140,073	6,464,839

Interest including amortization of deferred financing costs of $704,616, $704,616, and $704,616, respectively, and related party interest of $2,028,000, $1,870,373, and $766,151, respectively.	(24,336,117)	(24,059,995)	(22,660,043)
Net loss	$(14,448,391)	$(14,919,922)	$(16,195,204)

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)
Consolidated Statements of Members' Deficit

Balance - December 31, 2018	$(116,075,647)
Net loss	(16,195,204)
Balance - December 31, 2019	$(132,270,851)
Net loss	(14,919,922)
Balance - December 31, 2020	$(147,190,773)
Net loss	(14,448,391)

Balance - December 31, 2021	$(161,639,164)

See notes to consolidated financial statements

300 River Holdings, LLC
(a Delaware limited liability company)
Consolidated Statements of Cash Flows
Years Ended December 31,

	2021	2020	2019
Cash flows from operating activities:
Net loss	$(14,448,391)	$(14,919,922)	$(16,195,204)
Adjustments to reconcile net loss
to net cash used in operating activities:
Depreciation and amortization	14,802,120	15,693,831	14,879,085
Amortization of below market leases	-	(838,107)	(495,931)
Accrued interest on notes payable	-	-	(14,729)
Unbilled straight-line rental income	(2,613,503)	(2,992,403)	(5,967,786)
Lease financing obligation	883,173	843,594	809,910
Changes in assets and liabilities:
Tenant accounts receivable	55,758	59,649	(197,772)
Prepaid expenses and other assets	(12,294)	(540,611)	(339,527)
Accounts payable, accrued expenses and other liabilities	989,579	(1,501,038)	3,980,206
Net cash used in operating activities	(343,558)	(4,195,007)	(3,541,748)

Cash flows from investing activities:
Additions to leasing costs	(482,390)	(245,930)	(1,753,551)
Additions to real estate	(2,080,867)	(5,341,446)	21,947,030)
Net cash used in investing activities	(2,563,257)	(5,587,376)	(23,700,581)

Cash flows from financing activities:
Proceeds from notes payable	-	11,530,000	7,498,891
Repayment of notes payable	-	(5,228,891)	-
Net cash provided by financing activities	-	6,301,109	7,498,891

Decrease in cash, cash equivalents, and escrows	(2,906,815)	(3,481,274)	(19,743,438)
Cash, cash equivalents and escrows at beginning of year	12,561,505	16,042,779	35,786,217

Cash, cash equivalents and escrows at end of year	$9,654,690	$12,561,505	$16,042,779

Supplemental disclosures of cash flow information:
Interest paid	$22,768,328	$22,538,552	$21,158,942

Supplemental disclosures of noncash investing activities:
Accrued additions to real estate	$330,522	$84,340	$1,185,419
Accrued additions to leasing costs	$-	$-	$245,930

The following table provides a reconciliation of cash, cash equivalents and escrows reported within the balance sheet:

	December 31, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents	$512,221	$1,917,162	$3,006,645
Segregated cash and other escrows	9,142,469	10,644,343	13,036,134
Total cash, cash equivalents and escrows shown in the statement of cash flows	$9,654,690	$12,561,505	$16,042,779

Amounts included in segregated cash and other escrows as of December 31, 2021, 2020, and 2019 represent tenant security deposits, cash received through the Company's lockbox account and monies required to be set aside by the lender in connection with the Mortgage note payable.

See notes to consolidated financial statements

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)

Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

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

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]	Basis of presentation:

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

300 RIVER HOLDINGS, LLC
 (a Delaware limited liability company)

Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Amortization of deferred leasing costs for the next five years is approximately as follows:

Year Ending December 31,	Deferred Leasing Costs

2022	$2,430,000
2023	2,324,000
2024	2,141,000
2025	2,082,000
2026	1,576,000

[5]	Real estate:

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

In accordance with Accounting Standards Codification ("ASC") Topic 360, the Real Estate is evaluated for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the estimated future cash flows of the Real Estate are compared, on an undiscounted basis, to its carrying value. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment write-down is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow analysis or an income capitalization model. There were no indications of impairment for the years ended December 31, 2021, 2020 and 2019.

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

The fair value of the Property's acquired tangible assets is determined by valuing the Property as if it were vacant. The "as-if-vacant" value was then ascribed to land and building and all acquired intangibles based on fair value.

The identified intangible assets included (i) above market lease values, representing the favorable element of contractual rents in excess of prevailing market rents for certain existing leases; (ii) in-place lease values, representing the lost revenues during the lease-up period to achieve the Property's occupancy level at the time of acquisition; and (iii) lease origination costs (legal, marketing, commissions, tenant improvements, etc.) that would have been incurred to procure the existing leases. Above market lease values were amortized over the remaining non-cancelable lease term of such leases. In-place lease values and lease origination costs were amortized over the remaining non-cancelable lease term of each  lease.

Below market lease values, an intangible credit, represented the unfavorable element of contractual rents below prevailing market rents for existing leases. Such credit was amortized over the estimated remaining term of the leases, including anticipated and estimated renewal periods (approximately 10 years).

In the event a tenant vacated prior to the end of their lease term, any unamortized intangible lease values associated with such lease were written off to operations as of the date of vacancy.

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)

Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

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

The Company makes estimates of the collectability of its accounts receivable based on all the facts and circumstances surrounding each tenant account. An allowance for doubtful accounts has been provided for tenant accounts receivable that are estimated to be uncollectable. Once an amount is deemed uncollectible it is written off.

[8]	Income taxes:

No provision has been made in the accompanying financial statements for any liability for federal, state or local taxes since each item of income, gain or loss, deduction or credit is reportable for income tax purposes by the Company's members.

In accordance with the provisions of ASC 740-10-05, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated whether it has any uncertain tax positions and has determined that there are none that would materially impact the financial position of the Company as of December 31, 2021 and 2020. The Company's policy is to recognize income tax related interest and penalties in interest expenses of which there were none for the years ended December 31, 2021, 2020, 2019.

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

Management has evaluated events occurring through April 27, 2022, the date the financial statements were available for issuance.

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
December 31, 2021, 2020 and 2019

NOTE C – RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

In April 2020, the Financial Accounting Standards Board (“FASB”) staff issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 pandemic. Under existing GAAP, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A allows the Company, if certain criteria have been met, to bypass the lease by lease analysis, and instead elect to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. The Company has elected to apply such relief and will avail itself of the election to avoid performing a lease by lease analysis. The Lease Modification Q&A had no material impact on the Company's consolidated financial statements for the years ended December 31, 2021 and 2020, however, its future impact to the Company is dependent upon the extent of lease concessions, if any, granted to tenants as a result of the COVID-19 pandemic in future periods and the elections made by the Company at the time of entering into such concessions.

NOTE D - REAL ESTATE

As of December 31, 2021, and 2020 the Company's real estate consisted of the following:

	December 31,
	2021	2020

Leasehold interest	$25,310,232	$25,310,232
Building and improvements	177,320,972	177,320,972
Tenant improvements	104,498,559	102,171,510
Equipment	1,729,420	1,729,420
	308,859,183	306,532,134
Less: accumulated depreciation	(102,101,617)	(90,365,842)
	$206,757,566	$216,166,292

Depreciation expense was $11,735,775 and $12,234,003 for the years ending December 31, 2021 and 2020, respectively.

NOTE E - IN-PLACE AND OTHER LEASE VALUES AND BELOW MARKET LEASE VALUES

As of December 31, 2021, and 2020, the Company's in-place and other lease values and below market lease values consisted of the following:

	December 31,
	2021	2020

In-place and other lease values	$39,462,415	$39,462,415
Less: accumulated amortization	(39,462,415)	(39,462,415)
	$-	$-

	December 31,
	2021	2020

Below market lease values	$(48,377,197)	$(48,377,197)
Less: accumulated amortization	48,377,197	48,377,197
	$-	$-

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)

Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

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

In accordance with ASC Topic 842, the sale of the Land was not recognized, accordingly, the Lease has been treated as a financing transaction for financial reporting purposes. Upon closing of the transaction, the Company recorded a lease financing obligation in the amount of the Obligation Principal, net of the related costs of the transaction (approximately $9,242,000). The minimum payments provided under the financing obligation results in an effective interest rate of 5.02% through January 31, 2019, 5.11% through January 31, 2020, 5.21% through January 31, 2021 5.28% through January 31, 2022 and 5.42% thereafter, as a result of the change in CPI creating an increased minimum rent payment. Given the current effective rate of 5.28% on the obligation, annual interest expense is expected to exceed the payment requirements through approximately the 40th anniversary of the Lease. For the years ended December 31, 2021, 2020 and 2019 the required minimum rent payments made by the Company were approximately $10,970,000, $10,814,000, and $10,575,000 respectively. Total interest expense for the lease financing obligation for the years ended December 31, 2021, 2020 and 2019 was approximately $11,853,000, $11,658,000, and $11,386,000 respectively.

NOTE G – MORTGAGE PAYABLE

			December 31,
	Rate		2021	2020
A-Note	4.61	%*	$100,000,000	$100,000,000
B-Note	5.80	%*	50,000,000	50,000,000
Mezz Note	8.46	%*	25,000,000	25,000,000
			175,000,000	175,000,000

Less: unamortized debt issuance costs			(560,311)	(1,171,575)
			$174,439,689	$173,828,425

*The weighted average interest rate for the notes is 5.50% per annum

[1]	Senior notes:

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

On the Mortgage Closing Date, pursuant to the Senior Note Agreement, the Senior Borrower deposited into escrow reserve accounts approximately (i) $16,700,000 for a tenant improvement and leasing commission reserve, (ii) $10,623,000 for a master lease reserve, (iii) $10,358,000 for a free rent reserve, (iv) $19,372,000 for unfunded obligations related to lease in place at the Mortgage Closing Date, (v) $2,142,000 in real estate tax funds, (vi) $266,000 in insurance funds, (vii) $848,000 in ground rent funds and (viii) $150,000 in maintenance funds. Release of escrow funds for approved expenditures require the approval of the lender. The Borrower is also required to deposit funds on a monthly basis into escrow accounts for real estate taxes and insurance. At December 31, 2021and 2020 the total balance of these accounts was approximately $6,819,000 and $8,312,000, respectively.

The Company can prepay the Senior Notes without penalty.

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)

Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

NOTE G – MORTGAGE PAYABLE (CONTINUED)

Under the Senior Note Agreement, the Company is required to deposit all rental revenue received into a restricted account, which is under the Lender's control. At December 31, 2021 and 2020 the balance of this account was approximately $2,323,000 and $2,332,000, respectively.

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

The Company can prepay the Mezz Note without penalty.

The Company is currently pursuing replacement financing and expects that it will be able to refinance the Senior Notes and Mezz Note prior to maturity.

NOTE H – NOTES PAYABLE

During 2018, the Company issued notes in the amount of $3,200,000 to members and affiliates of the Company. The notes provided for interest at 12% per annum with an original maturity in November 2020. During 2019, The Company issued notes in the amount of approximately $7,499,000 under similar terms. Principal and interest were payable from available cash flow, as provided in the Company's operating agreement. During 2020, the Company issued notes in the amount of $11,530,000 and repaid notes in the amount of approximately $5,229,000. In October 2020, the Company extended the maturity date of the entire outstanding balance of the notes payable to November 2022 and any new notes payable issued thereafter had the same extended maturity date. Total interest expense for the notes payable was approximately $2,040,000, $1,919,000, and $811,000 in 2021, 2020 and 2019, of which approximately $2,028,000, $1,870,000, and $776,000, was with members and affiliates of the Company, respectively.

NOTE I - TENANT LEASES

[1]
Space in the Property is leased to various tenants under operating leases which generally provide for renewal options and additional rentals based on increases in real estate taxes and certain operating expenses.

[2]
Base rent from the three largest tenants in the Property (who collectively occupy approximately 34% of the building's rentable square footage during 2021) accounted for approximately 41% of the building's base rental income for the year ended December 31, 2021. The leases with such tenants expire from April of 2026 through June of 2031. For the year ended December 31, 2020, base rent from the two largest tenants in the Property (who collectively occupy approximately 17% of the building's rentable square footage during 2020) accounted for approximately 25% of the building's base rental income. For the year ended December 31, 2019, base rent from the two largest tenants in the Property (who collectively occupied approximately 25% of the building's rentable square footage during 2019) accounted for approximately 30% of the building's base rental income.

300 RIVER HOLDINGS, LLC
(a Delaware limited liability company)

Notes to Consolidated Financial Statements
December 31, 2021, 2020 and 2019

NOTE I - TENANT LEASES (CONTINUED)

[3]	As of December 31, 2021, future minimum rentals under the Company's operating leases with its tenants, for the next five years and thereafter are approximately as follows:

Total
2022	$26,007,000
2023	25,380,000
2024	23,577,000
2025	23,504,000
2026	21,215,000
Thereafter	72,082,000
$191,765,000

NOTE J - RELATED PARTY TRANSACTIONS

During the years ended December, 31, 2021, 2020 and 2019 the Property was managed by an affiliate of a member (the “Manager”), pursuant to the annual management agreement, which renews automatically unless terminated by either party, for 3.5% of gross revenue as defined in the annual management agreement. The Company incurred approximately $1,552,000, $1,482,000, and $1,221,000 for the year ended December 31, 2021, 2020 and 2019 respectively, of the property management fees with the Manager.

An affiliated party (the “Affiliate”) acting in a professional capacity provided legal services to the Property, for which the Affiliate was paid $96,000, for each of the years ended December 31, 2021, 2020 and 2019 respectively. In addition, affiliates of the managing member were paid approximately $253,000, $223,000, and $195,000, for the years ended December 31, 2021, 2020 and 2019, respectively, for consulting services provided to the Company. These amounts are included in legal and professional fees.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2022	OPTIBASE LTD.

By: /s/ Amir Philips
Name: Amir Philips
Title: Director and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum of Association of Optibase Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 6-K dated February 19, 2002).
1.2*	Amended and Restated Articles of Association of Optibase Ltd.
2.1*	Description of Share Capital.
4.1
Agreement between Optibase RE 1 SARL and Basler Kantonalbank dated October 28, 2009 (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.2
Framework Agreement between Eldista GmbH and CREDIT SUISSE (Switzerland) Ltd, dated January 8, 2020 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020).

4.3
Security Agreement between Eldista GmbH and CREDIT SUISSE (Switzerland) Ltd, dated January 8, 2020 (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020).

4.4
Shareholders Agreement between The Phoenix Pension and Provident Fund Ltd., The Phoenix Insurance Company Ltd., and Optibase Ltd. Dated February 28, 2011 (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.5
Contribution Agreement between Optibase Chicago 300 LLC, 300 River Holdings LLC, 300 River Plaza One LLC and WKEM Riverside Member LLC, dated December 28, 2015 (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.6
Amended and Restated Limited Liability Company Agreement of 300 River Holdings LLC between Optibase Chicago, LLC and 300 River Plaza One LLC, dated December 28, 2015 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015).

4.7
Loan Agreement between Optibase Real Estate Miami, LLC and City National Bank of Florida, dated July 1, 2015 as amended on November 17, 2017 (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017), and as amended on March 31, 2020 (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020).

4.8	Compensation Policy of Optibase Ltd. as amended on November 24, 2021 (incorporated by reference to Annex A to the Registrant’s Report on Form 6-K dated November 24, 2021).
4.9
Form of Letter of Indemnification between Optibase, Ltd. and its directors and officers, as Amended on December 21, 2017 (incorporated by reference to Exhibit 6.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017).

8.1	List of the subsidiaries of Optibase Ltd (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020).
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
101*
The following financial information from Optibase Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2020 and 2021; (ii) Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2020 and 2019; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and (vi) Notes to Consolidated Financial Statements.

* Filed herewith